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REGISTRANT'S NAME Ping An Insurance (Group) Co. of China

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FISCAL YEAR 12-31-07

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082-34809

中国平安
PING AN OF CHINA

2007 Annual Report



ARIS
12-31-07

RECEIVED
2008 MAY 19 A 9:18

Ping An Insurance (Group) Company of China, Ltd.

Hong Kong Exchanges and Clearing Limited Stock Code: 2318

TABLE OF CONTENTS

Ping An Insurance (Group) Company of China, Ltd.
Annual Report 2007

Cautionary Statements Regarding Forward-Looking Statements

To the extent any statements made in this report contains information that is not historical are essentially forward-looking. These forward looking statements include but are not limited to projections, targets, estimates and business plans that the Company expects or anticipates will or may occur in the future. These forward looking statements are subject to known and unknown risks and uncertainties that may be general or specific. Certain statements, such as those include the words or phrases "potential", "estimates", "expects", "anticipates", "objective", "intends", "plans", "believes", "will", "may", "should", and similar expressions or variations on such expressions may be considered forward-looking statements.

Readers should be cautioned that a variety of factors, many of which are beyond the Company's control, affect the performance, operations and results of the Company, and could cause actual results to differ materially from the expectations expressed in any of the Company's forward looking statements. These factors include, but are not limited to, exchange rate fluctuations, market shares, competition, environmental risks, changes in legal, financial and regulatory frameworks, international economic and financial market conditions and other risks and factors beyond our control. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward looking statements. In addition, the Company undertakes no obligation to publicly update or revise any forward looking statement that is contained in this report as a result of new information, future events or otherwise. None of the Company, or any of its employees or affiliates is responsible for, or is making, any representations concerning the future performance of the Company.

Definition

In this report, unless the context otherwise indicated, the following expressions shall have the following meanings:

Company, the Company, Group, the Group	Ping An Insurance (Group) Company of China, Ltd.
Ping An Life	Ping An Life Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Property & Casualty	Ping An Property & Casualty Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Health	Ping An Health Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Annuity	Ping An Annuity Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Trust	China Ping An Trust & Investment Co., Ltd., a subsidiary of the Company
Ping An Securities	Ping An Securities Company, Ltd., a subsidiary of Ping An Trust
Ping An Asset Management	Ping An Asset Management Co., Ltd., a subsidiary of the Company
Shenzhen Ping An Bank	Shenzhen Ping An Bank Co., Ltd., a subsidiary of the Company (formerly known as Shenzhen Commercial Bank Co., Ltd.)
Shenzhen Commercial Bank	Shenzhen Commercial Bank Co., Ltd., renamed as Shenzhen Ping An Bank after merger with Ping An Bank
Ping An Bank	Ping An Bank Limited
Ping An Overseas Holdings	China Ping An Insurance Overseas (Holdings) Limited, a subsidiary of the Company
Ping An Hong Kong	China Ping An Insurance (Hong Kong) Company Limited, a subsidiary of Ping An Overseas Holdings
Ping An Asset Management (Hong Kong)	Ping An of China Asset Management (Hong Kong) Company Limited, a subsidiary of Ping An Overseas Holdings
Ping An Futures	Shenzhen Ping An Futures Brokerage Co., Ltd., a subsidiary of Ping An Securities
Ping An Industries	Shenzhen Ping An Industries Co., Ltd., a subsidiary of Ping An Trust
Ping An Property	Shenzhen Ping An Property and Facility Management Co., Ltd., a subsidiary of Ping An Trust
Ping An Real Estate	Ping An Real Estate Investment Company Ltd., a subsidiary of Ping An Trust
PRC Accounting Standards	The Accounting Standards for Business Enterprises and the other relevant regulations issued by the Ministry of Finance of the People's Republic of China
IFRS	International Financial Reporting Standards issued by International Accounting Standards Board
CSRC	China Securities Regulatory Commission
CIRC	China Insurance Regulatory Commission
CBRC	China Banking Regulatory Commission
SFO	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
Model Code	the Model Code for Securities Transactions by Directors of Listed Companies
HSBC	The Hongkong and Shanghai Banking Corporation Limited
ICBC	Industrial and Commercial Bank of China
ICBC (Asia)	Industrial and Commercial Bank of China (Asia) Limited
Listing Rules	the Rules Governing the list of Securities of The Stock Exchange of Hong Kong Limited
Stock Exchange	The Stock Exchange of Hong Kong Limited
the Code on Corporate Governance Practices	the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules



Growing together with

ceaseless dedication

Total Income


140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
66,623
63,193
64,995
88,198
137,051
2003 2004 2005 2006 2007

Net Profit


20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2,327
3,146
4,265
8,000
19,219
2003 2004 2005 2006 2007

Earnings Per Share


3.0
2.5
2.0
1.5
1.0
0.5
0
0.47
0.56
0.68
1.27
2.61
2003 2004 2005 2006 2007

Total Assets


700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
206,044
264,439
319,706
494,435
691,298
2003 2004 2005 2006 2007

Total Liabilities


600,000
500,000
400,000
300,000
200,000
100,000
0
192,755
235,812
286,184
446,685
577,447
2003 2004 2005 2006 2007

Total Equity


120,000
100,000
80,000
60,000
40,000
20,000
0
13,289
28,627
33,522
47,750
113,851
2003 2004 2005 2006 2007

As at December 31 or for the year ended December 31, (in RMB million, except otherwise indicated)	**2007**	2006	2005	2004	2003
GROUP					
Total income	**137,051**	88,198[2]	64,995[3]	63,193[4]	66,623
Net profit[1]	**19,219**	8,000	4,265	3,146	2,327
Basic earnings per ordinary share (in RMB)	**2.61**	1.27	0.68	0.56	0.47
Total assets	**691,298**	494,435[2]	319,706	264,439[4]	206,044[5]
Total liabilities	**577,447**	446,685[2]	286,184	235,812	192,755[5]
Total equity[1]	**113,851**	47,750	33,522	28,627	13,289
Total investment assets	**474,887**	332,164[2]	246,142[3]	201,125[4]	155,920
Net investment yield (%)	**4.5**	4.3[2]	4.2	4.1	4.1
Total investment yield (%)	**14.1**	7.7[2]	4.3	3.6	4.5
Embedded value	**150,311**	65,573	48,363	37,248	19,078
LIFE INSURANCE BUSINESS					
Gross written premiums, policy fees and premium deposits	**79,183**	68,202[2]	58,691	54,729	58,854
Net profit	**10,883**	5,704	3,544[3]	2,704	1,950
Net investment yield (%)	**4.8**	4.5[2]	4.2	4.1	4.1
Total investment yield (%)	**14.2**	7.8[2]	4.3	3.7	4.4
Solvency margin ratio – Ping An Life (%)	**287.9**	183.1[2]	140.7	123.1	114.2[5]
PROPERTY AND CASUALTY INSURANCE BUSINESS					
Gross written premiums	**20,493**	16,074	12,076	10,150	8,091
Net profit	**2,073**	1,048	422	217	96
Net investment yield (%)	**4.0**	3.7[2]	4.3	4.3	4.1
Total investment yield (%)	**14.7**	5.3[2]	4.3	3.6	5.1
Combined ratio (%)	**98.6**	95.4	95.3	97.2	99.7[5]
Solvency margin ratio – Ping An Property & Casualty (%)	**181.6**	131.3[2]	153.4	158.7	172.5[5]
BANKING BUSINESS[6]					
Net interest income	**3,478**	112	–	–	–
Net profit	**1,537**	71	–	–	–
Net interest spread (%)	**2.7**	1.8	–	–	–
Cost-to-income ratio (%)	**36.5**	39.1	–	–	–
Capital adequacy ratio (%)	**9.1**	11.9	–	–	–
Non-performing loan ratio (%)	**0.8**	6.3			
SECURITIES BUSINESS					
Total operating income	**3,200**	1,277	235	288	291[7]
Net profit	**1,492**	609	6	6	21[7]
TRUST BUSINESS[8]					
Total operating income	**1,215**	332[2]	179	102	125
Net profit	**744**	194	57	3	65

(1) Net profit and total equity for 2004 and 2003 have been restated to reflect the adoption of IAS 1 (revised 2004) 'Presentation of Financial Statements' in 2005.
(2) These figures have been reclassified or restated to comform to the presentation of 2007.
(3) These figures have been reclassified or restated to comform to the presentation of 2006.
(4) These figures have been reclassified or restated to comform to the presentation of 2005.
(5) These figures have been reclassified or restated to comform to the presentation of 2004.
(6) As the scale of our banking business was relatively small before 2006, the table presents the relevant figures of 2007 and 2006 only.
(7) Ping An Securities became a subsidiary of the Group with effect from October 22, 2003. Prior to this date, Ping An Securities was an associate of the Group. The results of Ping An Securities prior to October 22, 2003 were consolidated into our Group's consolidated results using the equity accounting basis.
(8) Total operating income and net profit of our turst business for 2007, 2006 and 2005 are presented at company's level, where interests in subsidiaries are accounted for at cost.

Chairman's Statement



In 2007, the PRC economy continued its stable and strong growth, which, together with a series of major breakthroughs in financial system reform and business innovation, have contributed to the prosperous development of the entire financial and insurance sectors. Leveraging on the positive domestic and foreign market trends, the Company continued to enhance its integrated financial services and global investment platform and fully capitalized on the favourable economic environment during 2007, which resulted in the healthy development of all its business segments. In 2007, the Company realized a net profit of RMB19,219 million and total income of RMB137,051 million, representing an increase of 140.2% and 55.4% respectively over the previous year.

Looking back at 2007, all our business segments exhibited strong growth momentum and we have further strengthened our 'three-pillar' strategy for integrated financial services.

- Our insurance businesses continued to maintain a strong growth momentum, resulting in total premium income and premium deposits of over RMB100 billion. In terms of our life insurance business, we achieved a new record high and made significant improvement in business scale and service quality, with an enlarged sales force of over 300,000 people. Our property and casualty insurance business recorded exceptionally strong growth, with total premium income exceeding RMB20 billion for the first time. The asset entrusted under the pension annuity reached RMB4.98 billion.

- The integration and transformation of the banking business was completed smoothly, which substantially strengthened the banking business of the Company. Shenzhen Ping An Bank has achieved significant growth in the business since its establishment. By the end of 2007, Shenzhen Ping An Bank had established five "Anchor Wealth Management" centres, introduced "Ying Dong Li" (贏動力) business for small and medium-sized enterprises and issued nearly 300,000 credit cards.

- The investment business capitalized on the buoyant market conditions and was a major contributor to the significant increase in the Company's profits. The Company realized substantial increase in the returns from investment of the insurance assets, recorded strong growth in income from securities brokerage and investment banking businesses, and witnessed the growth of its wealth management trust assets to RMB47.5 billion. In addition, we have made good progress in establishing the global


新面貌 新里程

investment platform which has led to enhanced global asset allocation capability and has resulted in the Company becoming the first mainland China insurance company which has obtained regulatory approval to invest up to 15% of its total assets in the previous year in overseas markets.

In 2007, the Company was ranked first in the "Best Chinese Company in Corporate Governance" award, and was accredited the "Outstanding Asian Company in Corporate Governance 2007" and "Outstanding Board of Directors Award" by well-recognized overseas media publications and international credit rating agencies for our best practice corporate governance and highly disciplined, professional and effective Board of Directors. In addition, the Company was also awarded "Most Respectable Enterprise in China" for the sixth consecutive year and "Best Corporate Citizen in China" for the fourth consecutive year. The Company was also accredited as "Pioneer Company for Driving Local Corporate Citizenship in China".

We will celebrate the twentieth anniversary of the establishment of Ping An in 2008. During the past 20 years, the Company has grown from a small insurance firm with only 13 employees to an integrated financial services group with almost 70,000 employees and 300,000 sales agents as well as over 40 million customers. Ping An has gradually expanded from a business focused solely on property and casualty insurance to an integrated financial services group covering life insurance, property and casualty insurance, banking, asset management, corporate annuity, trust and securities business. The Company has grown not only in scale and diversity, but has also established a stronger foundation for a more sustainable operation going forward. I am very honored to have witnessed and be part of the Company's landmark transformation alongside my colleagues.

The year 2008 marks the beginning of the third decade of Ping An's development as a company. Looking ahead, we are very confident of the long term, strong growth of the Chinese economy and Ping An. Together with the continuous support of our shareholders, the exceptional leadership of our Board of Directors, the full dedication of our employees and the deep trust placed by our customers, we strongly believe that Ping An will be able to achieve its development objectives for the next ten years and to deliver long-term, sustainable returns to our shareholders.

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
March 19, 2008



Growing together with ceaseless dedication

As at December 31, 2007

Company name [redacted]

Percentage of shareholding	99%	99.06%[1]	99.88%[1]	97%	95%	96%	90.04%[1]	100%
Company name	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Minority interest	1%	0.94%[1]	0.12%[1]	Ping An Life 1.8%, Ping An Property & Casualty 0.6%, Ping An Trust 0.3%, Ping An Industries 0.3%	Ping An Life 2%, Ping An Property & Casualty 2%, Ping An Trust 0.5%, Ping An Industries 0.5%	Ping An Life 2%, Ping An Property & Casualty 2%	9.96%[1]	

Percentage of shareholding	86.21%[1]	75%	100%
Company name	[redacted]	[redacted]	[redacted]
Minority interest	13.79%[1]	25%	

Region	**PRC**	**Hong Kong**

(1) These percentages are rounded to the nearest two decimal place.

Directors, Supervisors and Senior Management



First Row: (from left) Mr. MA Mingzhe, Mr. CHEUNG Chi Yan Louis, Mr. SUN Jianyi

Second Row: (from left) Mr. LEUNG Ka Kui Dominic, Mr. Richard JACKSON, Mr. KU Min-shen

Third Row: (from left) Mr. YIP Lai Shing, Mr. John PEARCE, Ms. WANG Liping

DIRECTORS

Executive Directors

MA Mingzhe, 52, has been the Chief Executive Officer of our Company and Chairman of the Board of Directors (the "Board") since April 2001 and April 1994 respectively. He is a member of the 11th National Committee of the Chinese People's Political Consultative Conference. Since the establishment of Ping An Insurance Company in March 1988, he has held various positions, including President, Director and Chairman of the Board, and has throughout been fully involved in the operation and management of our Company. Prior to that, Mr. Ma was the Deputy Manager of China Merchants Shekou Industrial Zone Social Insurance Company. Mr. Ma has a Doctorate degree in Money and Banking from Zhongnan University of Economics and Law (previously Zhongnan University of Economics).

CHEUNG Chi Yan Louis, 44, has been an Executive Director since May 2006 and has been serving as our President and Chief Financial Officer since October 2003 and February 2003 respectively. He joined our Company in February 2000 and previously served as Senior Advisor to the Chairman, Chief Information Officer, Senior Vice President and Chief Financial Officer. From 1993-2000, Mr. Cheung was a management consultant and later became a global partner of McKinsey & Company, advising mainly financial services clients throughout Asia. Mr. Cheung has a Ph.D. degree in Business Information Systems from the University of Cambridge.

SUN Jianyi, 55, has been the Vice Chief Executive Officer and Executive Vice President of our Company since February 2003 and October 1994 respectively. Mr. Sun has been serving as an Executive Director since March 1995. Mr. Sun is also an independent non-executive director of Shenzhen Vanke Co., Ltd.. Since joining our Company in July 1990, he has been the General Manager of the Management Department, Senior Vice President and Executive Vice President. Prior to joining our Company, Mr. Sun was the Head of the Wuhan Branch of the People's Bank of China and the Deputy General Manager of the Wuhan Branch Office of the People's Insurance Company of China and the General Manager of Wuhan Securities Company. He has a Diploma in Finance from Zhongnan University of Economics and Law (previously Zhongnan University of Economics).

Non-executive Directors

LIN Yu Fen, 37, has been a Non-executive Director of the Company since October 2002. He is also a director of Capital China Group Company Limited. He graduated from City University of Hong Kong with an Honor degree in Finance. Mr. Lin is also a fellow member of the Association of Chartered Certified Accountants and Hong Kong Institute of Certified Public Accountants.

CHEUNG Lee Wah, 61, has been a Non-executive Director of the Company since October 2002. He has served as the General Manager for Wuhan Huachuang Enterprise Management Consulting Company Limited since 2001. Mr. Cheung was previously a Manager of Hilichamp Company Limited. He has a Bachelor's degree from McMaster University in Canada.

Anthony Philip HOPE, 61, has been a Non-executive Director of the Company since November 2002. Mr. HOPE has also been serving as Vice Chairman of the Board since August 25, 2005. Mr. HOPE was appointed Chairman of HSBC Insurance Holdings Limited in 1987 and Group General Manager of Insurance of HSBC Holdings plc in 1996, but he resigned from these positions with effect from October 31, 2006. Mr. HOPE retired on February 27, 2007 but remains as a Non-executive Director of the Company and the Vice Chairman of the Board. Mr. HOPE was appointed as a director of AIG Europe (UK) Limited from December 1, 2007 and as an Independent Non-executive Director of Paris Re Holdings, Zug, Switzerland (formerly Paris Re, Bermuda) from March 14, 2007.

LIN Lijun, 45, has been a Non-executive Director of the Company since May 2003 and is currently the Vice Chairman of the Company Union. Ms. Lin has served as the Chairman of the board of directors of Shenzhen New Horse Investment Development Co., Ltd. since 2000. Ms. Lin previously served as the Deputy General Manager of the Human Resources Department at the property & casualty insurance business of our Company from 1997 to 2000. She has a Bachelor's degree in Chinese Language and Literature from South China Normal University.

FAN Gang, 53, has been a Non-executive Director of the Company since May 2003. Mr. Fan is also a director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Fan has been the General Manager of the Chairman's Office of our Company since 2002. Mr. Fan joined our Company in 1988. Mr. Fan served as the General Manager of the Shenzhen Branch (Property & Casualty) of our Company from 1998 to 2000. Mr. Fan was previously the Deputy Director of the Insurance Management Committee of our Company. Mr. Fan has a Diploma in History from Hubei University.

HU Aimin, 59, has been a Non-executive Director of the Company since March 2004. Mr. Hu has served as the Chairman of the board of directors of Shenzhen Shum Yip Investment Development Company Limited since November 2003. Mr. Hu has also served as the Chairman of the board of directors of Shum Yip Holdings Company Limited and Shenzhen Investment Limited since April 2003 and June 2003 respectively. Mr. Hu previously served as the Secretariat to the People's Government of Shenzhen and the director of the general office of the People's Government of Shenzhen concurrently. Mr. Hu has a Master's degree in Management from Hunan University.

CHEN Hongbo, 56, has been a Non-executive Director of the Company since June 23, 2005. Mr. Chen has also been serving as Vice Chairman of the Board since August 2005. Mr. Chen is the Chairman and the Secretary of the Party Committee of Shenzhen Investment Holdings Co., Ltd. since September 2004 and was the Deputy Director of Shenzhen State-owned Assets Supervision and Administration Commission from April 2004 to September 2004 and the Assistant Director, the Deputy General Director of the Economic System Restructuring Office of Shenzhen Municipal Government from December 1992 to April 2004. Mr. Chen graduated from Zhongnan University of Economics and Law (previously Zhongnan University of Economics) with a Master's degree in Economics.

WONG Tung Shun Peter, 56, has been a Non-executive Director of the Company since May 2006. Mr. Wong has been HSBC Group General Manager and Executive Director of The Hongkong and Shanghai Banking Corporation Limited since April 2005, being responsible for the Hong Kong and mainland China businesses. Mr. Wong is currently also a Deputy Chairman of HSBC Bank (China) Company Limited, Chairman of Hubei Suizhou Cengdu HSBC Rural Bank Company Limited, HSBC Insurance (Asia) Limited and HSBC Life (International) Limited. A Director of Hang Seng Bank Limited and Bank of Communications Co., Ltd. Mr. Wong's banking career started in 1980 when he joined Citibank as Assistant Financial Controller, and was Director of Business Development, Deputy Managing Director and Director of Banking, Director of Sales, Services and Distribution Channels for Citibank's North Asian operations in 1996. Mr. Wong was appointed Head of Consumer Banking of Standard Chartered Bank in 1997 for its Hong Kong and China operations. In 2000, he was appointed Chief Executive and General Manager for Hong Kong, while simultaneously overseeing its China operations. In 2002, he was appointed a Director of Standard Chartered Bank, overseeing its Greater China operations. Mr. Wong was educated at Indiana University in the USA and holds a Bachelor's degree in computer science, a MBA in marketing and finance and a MSc in computer science.

NG Sing Yip, 57, has been a Non-executive Director of the Company since May 2006. Mr. Ng has been the Head of Legal and Compliance of the Hongkong and Shanghai Banking Corporation Limited since January 1998. Mr. Ng is admitted as a solicitor to the Supreme Courts of England, Hong Kong and Victoria, Australia. He previously worked as a Crown Counsel in the Attorney General's Chambers before going into private practice. Mr. Ng joined the Hongkong and Shanghai Banking Corporation Limited in June 1987 as Assistant Group Legal Consultant, and was later appointed Deputy Head of the Legal and Compliance Department in February 1993. Mr. Ng has a Bachelor's degree and a Master's degree in Laws (L.L.B. and L.L.M.) from the University of London, and also has a Bachelor's degree in Laws (L.L.B.) from Beijing University.

Independent Non-executive Directors

BAO Youde, 76, has been an Independent Non-executive Director of the Board since 2003 and previously has been a Non-executive Director of the Company since September 1995. Prior to retiring in 1999, he was a Deputy Chairman of the board of directors and the General Manager of the Shanghai International Trust Investment Company. In both 1988 and 1993, he was selected to serve as a representative in the Shanghai People's Congress. In 1987, Mr. Bao was selected to serve as a representative in the Chinese Communist Party's 13th Congress. He graduated from Shanghai University of Finance and Economics with a Diploma in Accounting.

KWONG Che Keung Gordon, 58, has been an Independent Non-executive Director of the Company since May 2003. Mr. Kwong is also independent non-executive director of a number of companies listed on the Stock Exchange, namely Cosco International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Quam Limited, China Power International Development Limited, Henderson Land Development Company Limited, Henderson Investment Limited, Agile Property Holdings Limited and ITIC 1616 Holdings Limited. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse and was a council member of the Stock Exchange from 1992 to 1997. He has a Bachelor of Social Science degree from the University of Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales.

CHEUNG Wing Yui, 58, has been an Independent Non-executive Director of the Company since May 2003. He received a Bachelor of Commerce degree in Accountancy from the University of New South Wales, Australia. Mr. Cheung is a member of CPA Australia. He has been a practising solicitor in Hong Kong since 1979 and is a consultant of the law firm Woo, Kwan, Lee & Lo. He has been admitted as a solicitor in the United Kingdom and as an advocate and solicitor in Singapore. Mr. Cheung is also an independent director or non-executive director of a number of companies listed on the Stock Exchange, namely SmarTone Telecommunications Holdings Limited, SUNeVision Holdings Limited, Tianjin Development Holdings Limited, SRE Group Limited, Tai Sang Land Development Limited, Hop Hing Holdings Limited and Agile Property Holdings Limited. In addition, he is a director of the Community Chest, a director of the Hong Kong Institute of Directors Limited, a council member of the Open University of Hong Kong, a member of the Appeal Board established under the Accreditation of Academic and Vocational Qualifications Ordinance and a member of the Board of Review (Inland Revenue Ordinance).

CHOW Wing Kin Anthony, 57, has been an Independent Non-executive Director of the Company since June 2005. Mr. Chow has been practicing as a solicitor in Hong Kong and is a partner of the law firm, Peter C. Wong, Chow & Chow. He is also a China-appointed attesting officer. He has been serving as an independent non-executive director of Fountain Set (Holdings) Limited since September 2004 and an independent non-executive director of Kingmaker Footwear Holdings Limited since May 1994 and subsequently a non-executive director. Mr. Chow has been appointed as an independent non-executive director of The Link Management Limited and Evergro Properties Limited (formerly Dragonland Limited), a company listed on the Singapore Stock Exchange since May 2006 and April 2006 respectively. Mr. Chow was the Vice Chairman of the Estate Agents Authority until October 31, 2006 and a member of the Hong Kong Housing Authority until May 8, 2006, and was a member of the Law Reform Commission of Hong Kong until October 31, 2007. He is the Chairman of the Process Review Panel of the Securities and Futures Commission, and a Council Member of The Hong Kong Institute of Education. He is also a member of National Committee of the Chinese People's Political Consultative Conference and a member of the Board of Stewards of the Hong Kong Jockey Club.

ZHANG Hongyi, 62, a Senior Economist, a fellow of the Hong Kong Institute of Bankers and a guest professor at the Graduate School of the People's Bank of China. Mr. Zhang has been an Independent Non-executive Director of the Company since March 19, 2007. He is currently a Director of Henderson (China) Investment Co. Ltd. from March 2008. In addition, Mr. Zhang is a council member of China Development Institute (Shenzhen, PRC), an independent Director of OCT Holdings Co., an independent Director of Shenzhen Rural Commercial Bank Ltd. and a Non-executive Director of the Bank of East Asia (China) Ltd. He previously served as the President of Shenzhen branch of Bank of China, Vice Mayor of Shenzhen Municiple Government; Deputy C.E.O. of Hong Kong & Macau Regional Office of Bank of China, Chairman of Nanyang Commercial Bank Ltd., Chairman of Hua Chiao Commercial Bank Ltd., Vice Chairman of Bank of China Credit Card (International) Co. Ltd.; General Manager of Macau branch of Bank of China, Managing Director of BANCO TAI FUNG, Chairman of Nam Tung Trust & Investment Co. Ltd., Chairman of Nantong Bank Ltd. (Zhuhai), Chairman of the Macau Bankers Association etc. He served as the Executive Vice President of China Development Institute (Shenzhen, PRC) from September 2006 to December 2007.

CHEN Su, 50, has been an Independent Non-executive Director of the Company since March 19, 2007. Mr. Chen is currently the Joint Secretary to the Committee of the Communist Party of China at the Institute of Law at the Chinese Academy of Social Science, the Deputy Director of the Research Department of the Institute of Law and the Deputy Director of the Research Department of the Institute of International Law and the Deputy Chairman of the Business Law Research Department of the Chinese Law Association. Mr. Chen was also a member of the Special Committee for Company Law Amendments of the Legality Office of the State Council and a member of the Special Committee for Securities Law Amendments of the Financial and Economics Affairs Committee of the National People's Congress.

XIA Liping, 70, has been an Independent Non-executive Director of the Company since June 7, 2007. Mr. Xia has served in various positions since 1963, including the Administrator of the Credit Administration Department and the Deputy Director of the General Administration Department of the People's Bank of China, the Director of the State Economy Commission's Finance and Treasury Department and the Deputy Director-General of the Financial Management Department, the Deputy Director-General of the Internal Auditing Department and the Director-General of the Currency, Gold and Silver Bureau of the People's Bank of China. Mr. Xia retired in 1999 and was appointed as the Secretary-General of the China Banking Association from May 2000 to December 2005.

SUPERVISORS

XIAO Shaolian, 74, has been an Independent Supervisor of our Company and the Chairman of our Supervisory Committee since August 1994 and May 2003 respectively. Mr. Xiao previously served as the Deputy Governor of the Shenzhen Branch of the People's Bank of China and Deputy Director of Shenzhen Foreign Exchange Administration Bureau concurrently.

SUN Fuxin, 69, has been an Independent Supervisor of our Company since May 2003. Mr. Sun is currently the Chairman of the board of directors of Tian Yi Investment Guarantee Company and the deputy director of Dalian Credit Ranking Commission. Prior to his retirement in April 2003, Mr. Sun served as the Deputy Governor of the Dalian Branch of Industrial and Commercial Bank of China Limited, the Deputy Secretariat of the People's Government of Dalian in charge of budget, finance, real estate and tax. Mr. Sun also previously served as the director of the Management Committee of Bank of Communication's Dalian Branch, the Securities Regulatory Office of Dalian, the general office of financial management of Dalian, Head of Dalian Real Estate Development Administration Office and the Resource Allocation of Underdeveloped Areas of Dalian and the Chairman of the board of directors of Dalian Commercial Bank.

DONG Likun, 65, has been an Independent Supervisor of our Company since May 2006. Mr. Dong is currently the Head of the Graduate School of Hong Kong Law of the Shenzhen University, senior researcher of the Hong Kong-Macau Research Centre of Development Research Centre of the State Council of the People's Republic of China, General Secretariat of the Chinese International Law Society, Deputy President of the Chinese International Private Law Society, Chief Secretariat of the Hong Kong-Macau Research Centre of the Guangdong Law Society and arbitrator at the China International Economic and Trade Arbitration Commission. Mr. Dong was previously the Head of the International Law Centre of The Shanghai Academy of Social Sciences, Dean of the School of Law of the Shenzhen University, a representative of the Shanghai People's Congress and Member of the Guangdong Political Committee. Mr. Dong graduated from the School of Law of the Beijing University.

DUAN Weihong, 39, has been a Supervisor of our Company since May 2003. Ms. Duan was the Chairperson of the board of Shenzhen Deng Feng Investment Group Company, Limited. She has an EMBA degree from the School of Economics & Management, Tsinghua University.

LIN Li, 44, has been a Supervisor representing the shareholders of our Company since May 2006. Mr. Lin is currently the Chairman of Shenzhen Liye Group Company Limited. Mr. Lin previously served at Bank of China Shenzhen Branch. Mr. Lin is a graduate of the School of Finance and Accounting of the Hubei Technical Academy.

CHE Feng, 38, has been a Supervisor representing the shareholders of our Company since May 2006. Mr. Che is currently the Chairman and Chief Executive Officer of Hong Kong Yaoche Technology Group Limited, and is the Executive Director of the Institute of International Relations at Peking University. Mr. Che was previously the Deputy Manager of Hainan Haiboh Enterprises Company Limited, Chairman of Hainan Hengye Real Property Development Company Limited and Chairman of Shanghai Tianjian Real Property Development Company Limited. Mr. Che graduated from the Graduate School of The Chinese Academy of Social Sciences.

HU Jie, 52, has been a Supervisor representing the employees of our Company since May 2006. Ms. Hu served as the Chairman of Ping An Property & Casualty. Ms. Hu has a Master's degree in Banking from the Nankai University and is a qualified senior accountant.

WANG Wenjun, 40, has been a Supervisor representing the employees of our Company since May 2006. Ms. Wang is also currently serving as the assistant to dean of group general office of the Company. Ms. Wang holds a Bachelor's degree from the Shanghai Foreign Languages University and a Master's degree in Public Administration from Xi'an Communication University.

DU Jiangyuan, 38, has been a Supervisor representing the employees of our Company since July 10, 2007. Mr. Du joined the Company in 1996 and is currently the Deputy General Manager of the Talent Management Department of the Company. He was previously the Deputy Manager of the Human Resource Department of Ping An Property & Casualty Insurance Company of China, Ltd. and Assistant to Deputy Manager of the Human Resource Department of the Company. Mr. Du holds a Master degree from the Shanghai University of Finance & Economics in economics.

SENIOR MANAGEMENT OF OUR COMPANY

See "DIRECTORS" for resumes of MA Mingzhe, CHEUNG Chi Yan Louis and SUN Jianyi.

LEUNG Ka Kui Dominic, 60, has been Executive Vice President and Chief Insurance Business Officer of our Company since June 2006 and March 2006 respectively. Mr. Leung joined our Company in January 2004 and served as Chairman and Chief Executive Officer of Ping An Life. From 1996 to 2003, he worked in Prudential Corporation Asia Ltd. as the Managing Director, Greater China. From 1989 to 1996, he worked in Taiwan Nanshan Life Insurance Company, Ltd. and his last position was the General Manager of the company. From 1975 to 1989, he worked in American International Assurance Company and his last position was Senior Vice President. Mr. Leung has a Bachelor's degree in Science from the Chinese University of Hong Kong.

Richard JACKSON, 52, Chief Finance Business Officer of our Company since November 2005, and President of Shenzhen Ping An Bank since March 2007 respectively. Mr. JACKSON joined our Company in November 2005. From 1985 to 2005, Mr. JACKSON served in various positions at Citibank, including Head of International Business for Citigroup Insurance International, and Financial Institutions Head for Asia Pacific, Chairman and CEO of Citibank Hungary, Director of Bank Handlowy in Poland and Country Manager and Consumer Business Head of Citibank Korea. From 1974 to 1985, Mr. JACKSON served as Deputy Manager for Hong Kong and Regional Marketing Manager for Asia in Commercial Union Assurance Corporation. Mr. JACKSON is the Fellow of the Chartered Insurance Institute.

KU Min-shen, 51, Senior Vice President of our Company since February 2003 and Chief Service & Operation Officer since April 2007. Mr. Ku joined our Company in May 2001. From February 2003 to January 2007, he served as Chief Human Resources Officer of our Company and from June 2001 to February 2003 he served as the Head of Human Resources of our Company. From 1995 to 2001, Mr. Ku served as Vice Chairman and President of Shanghai Van Den Bergh Company, Ltd., a joint venture between Unilever and Shanghai Sugar Cigarette and Wine (Group) Company, Ltd. and the Human Resources Director of Unilever HPC China. Mr. Ku has a Bachelor's degree in Educational Psychology from Fu Jen Catholic University of Taiwan.

John PEARCE, 45, Senior Vice President and Chief Investment Officer of our Company since January 2007, and Chairman of Ping An Asset Management (Hong Kong) since June 2007. Mr. PEARCE joined our Company in January 2007. From 2003 to 2006, he served as CEO of Colonial First State Investments Limited, and from 2000 to 2003 served as the General Manager of that company, responsible for investment businesses. From 1991 to 2000, Mr. PEARCE took various positions within the Australian Colonial Limited Group (now Commonwealth Bank Group), including Head of Funding, Head of Risk Management, Head of Financial Market and Head of Treasury Division. Mr. PEARCE has a Master's Degree in Applied Finance from Macquarie University.

WANG Liping, 51, Senior Vice President of our Company since January 2004. Ms. Wang joined our Company in June 1989 and served as Vice Chief Insurance Business Officer from July 2006 to January 2007. From August 2005 to July 2006, Ms. Wang was the Chairman and President of Ping An Annuity. From 2002 to 2004, she served as the Chairman and Chief Executive Officer of Ping An Life. From 1998 to 2002, she served as Vice President and Senior Vice President of our Company successively. From 1995 to 1997, she served as the General Manager of the Management Department and Vice President of the life insurance business of our Company. From 1994 to 1995, she served as the President of the Securities Department of our Company. Ms. Wang has a Master's degree in Monetary & Banking from Nankai University.

CAO Shifan, 52, Senior Vice President of our Company since April 2007. Mr. Cao joined our Company in November 1991. From March 2004 to April 2007, he was the Chairman of Ping An Property & Casualty. From December 2002 to April 2007, he served as the Chief Executive Officer of Ping An Property & Casualty. From December 2002 to June 2005, he was President of Ping An Property & Casualty. From April to December 2002, he was Senior Vice President of Ping An Insurance Company of China. Ltd. Mr. Cao has a Master's degree in Economics from Zhongnan University of Economics and Law (previously Zhongnan University of Economics).

GOH Yethun, 38, Senior Vice President and Chief Marketing Officer of our Company since January 2007 and August 2005, and General Manager of Development and Reform Center of our Company since September 2003. Mr. Goh joined our Company in February 2000 to take part in the group's e-commerce initiative, then served as Chief Operating Officer of Ping An Securities. From December 2004 to January 2007, Mr. Goh was the Vice President of our Company. From September 2003 to January 2007, he served as Head of Strategic Development of our Company. Before joining our Company, Mr. Goh was an engagement manager in McKinsey & Company. Mr. Goh has a Bachelor's degree in Economics from Hamilton College, USA.

LO Sai Lai, 45, Senior Vice President and Chief Information Officer of our Company since January 2007 and February 2006, and General Manager of the Information Management Center of our Company since February 2003. Mr. Lo joined our Company in June 2002. From February 2006 to January 2007, he served as the Vice President of our Company. From October 2003 to February 2006, he served as Head of Information Technology. From 2002 to 2003, he served as the General Manager of the Data Center of our Company. From 2001 to 2002, Mr. Lo worked as Senior Consultant of our Systems Development Center. From 1993 to 2001, Mr. Lo worked as a researcher at the University of Cambridge, a research engineer at the Olivetti Research Laboratory, a senior researcher at the Olivetti and Oracle Research Laboratories and a senior researcher at AT&T Laboratories – Cambridge. Mr. Lo has a Ph.D. in Computer Science from the University of Cambridge.

CHEN Kexiang, 50, Senior Vice President of our Company since January 2007. Mr. Chen joined our Company in December 1992. From February 2003 to January 2007, Mr. Chen served as Vice President of our Company. From June 2002 to May 2006, he served as General Secretary of the Board of our Company, and General Manager of the General Office from June 2002 to April 2007. From 1999 to 2002, Mr. Chen served as Senior Vice President and then President of Ping An Trust. From 1996 to 1999, Mr. Chen served as the Deputy Manager and General Manager of the General Office of our Company. From 1995 to 1996, Mr. Chen served as the General Manager of Ping An Building Management Company. Mr. Chen has a Master's degree in Finance from Zhongnan University (previously Zhongnan University of Economics).

JOINT COMPANY SECRETARIES

YAO Jun, 42, Chief Legal Officer and Joint Company Secretary of our Company since September 2003 and June 2004, and General Manager of Legal Department from April 2007. He was previously a partner of Commerce & Finance Law Offices. Mr. Yao is a Fellow of The Institute of Chartered Secretaries and Administrators (FCIS) and Fellow of The Hong Kong Institute of Chartered Secretaries (FCS), and has an L.L.M. degree from Peking University.

SENG Sze Ka Mee Natalia, 51, Joint Company Secretary of our Company since June 2004. Mrs. Seng is an Executive Director and Head of Corporate Services of Tricor Group. Prior to joining Tricor, she was a Director of Company Secretarial Services at Ernst & Young, Hong Kong and Tengis Limited from 1994 to early 2002. Mrs. Seng is a Chartered Secretary, President, Council Member and Fellow of The Hong Kong Institute of Chartered Secretaries, a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Directors. She holds a Master's degree in Business Administration (Executive) from City University of Hong Kong. Apart from the Company, she has been serving many listed clients over these years.

QUALIFIED ACCOUNTANT

MAK, Wai Lam William, 44, Qualified Accountant and Deputy Chief Financial Officer of our Company since December 2006 and March 2007, and General Manager of Financial Department and Accounting Department of our Company from May 2007. Before that, Mr. Mak served as Vice President and Chief Financial Officer of Ping An Life. Mr. Mak joined our Company in December 2005. Before joining our Company, he worked in various insurance companies including New York Life International LLC, Sun Life Financial (Hong Kong) Ltd., Bank of China Group Life Insurance Co. Ltd., American International Assurance Co. Ltd. successively. Mr. Mak has a Master's degree in Professional Accounting from the Hong Kong Polytechnic University. Mr. Mak is the Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Fellow member of the Association of Chartered Certified Accountants of England.



Growing together with ceaseless dedication


PING AN BANK

Business Review



Business Review

In 2007, with our principal operating subsidiaries, namely Ping An Life, Ping An Property & Casualty, Ping An Trust, Ping An Securities, Shenzhen Ping An Bank, Ping An Annuity, Ping An Health , Ping An Asset Management and Ping An Asset Management (Hong Kong), we offered our customers a wide range of financial products and services under a single brand name through our multi-channel distribution network. We are growing profitably and reached new historic highs in net profit across our broad portfolio of businesses.

LIFE INSURANCE

We conduct our life insurance business through Ping An Life, Ping An Annuity and Ping An Health. Ping An Life is the second largest life insurance company in the PRC in terms of gross written premiums, policy fees and premium deposits. In 2007, our life insurance business accounted for approximately 16.0% of the total gross written premiums, policy fees and premium deposits received by the PRC life insurance companies, based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards. The following tables set forth certain financial data for our life insurance business:

For the year ended December 31, (in RMB million, except percentages)	**2007**	2006
Gross written premiums and policy fees	**59,913**	53,622
Individual life insurance	**51,577**	45,870
Bancassurance	**678**	928
Group insurance	**7,658**	6,824
Premium deposits	**19,270**	14,580
Individual life insurance	**12,714**	9,296
Bancassurance	**6,556**	5,284
Gross written premiums, policy fees and premium deposits	**79,183**	68,202
Market share of gross written premiums, policy fees and premium deposits(1)	**16.0%**	17.0%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the CIRC.

The following tables set forth certain operating data for Ping An Life:

As at or for the year ended December 31,	**2007**	2006
Number of customers:		
Individual (in thousand)	**33,808**	31,761
Corporate (in thousand)	**351**	307
Total (in thousand)	**34,159**	32,068
Persistency ratio:		
13-month	**90.4%**	89.0%
25-month	**81.2%**	80.3%
Agent productivity:		
First year premiums, policy fees and premium deposits per agent per month	**5,316**	4,737
New life insurance policies per agent per month(1)	**1.3**	1.2

(1) Starting from 2007, new insurance policies will not take into account policies containing guaranteed renewal terms, the comparative figures of 2006 have been restated to conform to the current year's presentation.

Through our extensive distribution network, we sell a full range of risk and savings products that address the needs of our customers at every stage of their lives.

We are one of the most profitable life insurance companies in the PRC. In 2007, Ping An Life continued to enhance its business performance by executing the "Two-Tier Market Development" strategy, product innovation and service enhancement. As a result, the gross written premiums, policy fees and premium deposits from our individual life insurance products accounted for approximately 81.2% of our life insurance business in 2007, compared to approximately 80.9% in 2006. We will continue to focus on regular premium individual life insurance products that provide us with a stable revenue stream and generate sustainable longer term profits. In addition, the value of one year's new business was RMB7,187 million, representing an increase of 40.0% from the previous year.

In 2007, our group life insurance business focused on employee welfare benefits program. We continued to rationalize our group insurance business model and achieved positive results from our business transformation.

Regarding our bancassurance business, we continued to explore innovative partnership programs with other banks to sell more sophisticated insurance products to our customers.

Quality Improvements

Through the continued refinement of our sales agents training system, we enhanced the productivity and professionalism of our sales agents. We have also continued our efforts in enhancing customer service. As a result, the 13-month and 25-month persistency ratios for our individual life insurance customers maintained at a satisfactory level of above 90% and 80% respectively in 2007.

Legacy High Guaranteed Return Products

Like other major PRC life insurance companies, we offered life insurance products with relatively high guaranteed rates of return equal to or in excess of 5% from 1995 to 1999, primarily as a result of the prevailing high market interest rates in that period. In June 1999, the CIRC imposed a cap of 2.5% with respect to the guaranteed rate of return a life insurance company may offer on its products. As a result, we have offered guaranteed return products with rates of return equal to or less than 2.5% since June 1999. The average liability costs for all of our guaranteed return life insurance products and only those products with high guaranteed rates of return were 4.7% and 6.1% respectively as at December 31, 2007. The respective average liability costs were 4.5% and 6.4% as at December 31, 2006. The increase in average liability costs for all our guaranteed return products was mainly due to the increase in dividends payment for our participating products and the increase in credited return for our universal life products as a result of better investment return achieved in 2007. The policyholders' reserves for life insurance policies with high guaranteed rates of return as calculated based on our PRC Accounting Standards financial data represented 35.1% of our total policyholders' reserves as at December 31, 2007 compared to 37.3% as at December 31, 2006. We expect these high guaranteed return life insurance policies as a percentage of our total in-force life insurance policies to decline as our new policies with lower or no guaranteed rates of return continue to grow.

Distribution Network

Our life insurance products are primarily distributed through a distribution network that includes a sales force of approximately 301,801 individual life insurance sales agents, approximately 2,857 group insurance sales representatives and approximately 26,310 branch offices of China Post and commercial banks in the PRC that have bancassurance arrangements with us.

The following table sets forth certain information of our life insurance distribution channels as at the dates indicated:

As at December 31,	**2007**	2006
Number of individual life sales agents	**301,801**	205,437
Number of group sales representatives	**2,857**	2,127
Bancassurance outlets	**26,310**	24,214

Customers

In 2007, approximately 46.4% of the gross written premiums, policy fees and premium deposits received by our life insurance business were attributable to customers located in Guangdong, Shanghai, Beijing, Jiangsu and Liaoning, which are among the more economically developed areas in the PRC. We believe these and other more economically developed areas will continue to offer greater potential for further profitable growth. Meanwhile, we will actively implement the "Two Tier Market Development" strategy to further explore the market potential in rural areas. As at December 31, 2007, we had approximately 33.81 million individual customers and approximately 0.35 million corporate customers.

Ping An Annuity

Ping An Annuity was set up on December 13, 2004. Having obtained approval from the CIRC on December 27, 2006, Ping An Annuity conducted its business restructuring. Following the restructuring, the principal business of Ping An Annuity remains to be corporate annuity and temporary supplementary pension in line with corporate annuity while at the same time gradually integrate the group insurance business from Ping An Life. As at December 31, 2007, Ping An Annuity has a registered capital of RMB500 million. Ping An Annuity has already set up 35 branches and has obtained approval to set up 127 central sub-branches across the country, of which 30 sub-branches (or central sub-branches) have already started operation.

In November 2007, Ping An Annuity successfully obtained the qualification for corporate annuity account administrator, since then, it became one of the few annuity insurance companies with three business licenses to expand its business coverage. As at December 31, 2007, the corporate annuity assets under trust was RMB4,983 million, and the assets under investment management was RMB5,050 million.

Ping An Health

Ping An Health was set up on June 13, 2005, with a registered capital of RMB500 million. It is one of the foremost companies to be granted an approval to provide health specialty insurance. As at December 31, 2007, Ping An Health has set up 3 branches in Shanghai, Guangdong and Beijing, established initially a medical network covering 12 major cities across the country, and launched 8 innovative products for individual and group health insurance and health services to middle to high-end customers.

PROPERTY AND CASUALTY INSURANCE

We conduct our property and casualty insurance business through Ping An Property & Casualty and Ping An Hong Kong. Ping An Property & Casualty is the third largest property and casualty insurance company in the PRC in terms of gross written premiums. In 2007, our property and casualty insurance business accounted for approximately 10.3% of the total gross written premiums received by the PRC property and casualty insurance companies, based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards. The following tables set forth certain financial and operating data for our property and casualty insurance business:

For the year ended December 31, (in RMB million, except percentages)	**2007**	2006
Gross written premiums	**20,493**	16,074
Automobile	**14,319**	11,057
Non-automobile	**5,087**	4,207
Accident and health	**1,087**	810
Market share of gross written premiums(1)	**10.3%**	10.7%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the CIRC.

As at or for the year ended December 31,	**2007**	2006
Combined ratio:		
Expense ratio	**32.6%**	25.8%
Loss ratio	**66.0%**	69.6%
Combined ratio	**98.6%**	95.4%
Number of customers:		
Individual (in thousand)	**7,140**	6,222
Corporate (in thousand)	**1,617**	1,724
Total (in thousand)	**8,757**	7,946

In 2007, Ping An Property & Casualty implemented more stringent risk-selection policy. The domestic agricultural insurance business increased rapidly in 2007, while we limited our participation in this area. As a result, we recorded a slight decrease in market share.

In 2007 we saw more intensified market competition and increased policy acquisition cost, earning from our property and casualty insurance business was under pressure and the combined ratio increased.

Gross written premiums and net profit for our property and casualty insurance business reached RMB20,493 million and RMB2,073 million in 2007, representing an increase of 27.5% and 97.8% respectively from the previous year. The growth came from all business segments in terms of product types, by distribution channels, geographic regions and customer types.

Quality Improvements

We continued to focus on disciplined underwriting and service enhancement. This strategy has enabled us to improve our loss ratio significantly. As a result, our loss ratio improved to 66.0% in 2007 from 69.6% in 2006.

Distribution Network

The distribution network for our property and casualty insurance products includes 40 branch offices located in substantially all of the PRC's provinces, autonomous regions and municipalities, together with over 1,500 sub-branches located throughout the PRC. We distribute our property and casualty insurance products primarily through our in-house sales representatives and through various intermediaries, such as banks and automobile dealerships, and insurance brokers.

The following table sets forth certain information of our property and casualty insurance distribution channels as at the dates indicated:

As at December 31,	**2007**	2006
Number of direct sales representatives	**10,420**	8,424
Number of insurance agents	**10,948**	10,868

Customers

In 2007, approximately 46.5% of the gross written premiums from our property and casualty insurance business were attributable to customers located in Guangdong, Shanghai, Beijing, Zhejiang and Jiangsu, which are among the more economically developed areas in the PRC. We believe these and other more economically developed areas will continue to offer greater potential for further profitable growth. As at December 31, 2007, we had approximately 7.14 million individual customers and approximately 1.62 million corporate customers.

SHENZHEN PING AN BANK

Year 2007 represented another milestone for our banking business. Subsequent to acquiring 89.36% equity interests of Shenzhen Commercial Bank by way of equity transfer and capital injection in the end of 2006, the Company further consolidated its banking business. Approved by the CBRC, the merger of SZCB and the former Ping An Bank was completed in the second half of 2007, and SZCB was renamed as Shenzhen Ping An Bank which becomes the sole banking brand of the Company. Shenzhen Ping An Bank has transformed from a local bank in Shenzhen into a regional bank headquartered in Shenzhen, and has branches in Shenzhen, Shanghai and Fuzhou, providing comprehensive financial services and products for corporate and individual clients.

During business consolidation, Shenzhen Ping An Bank recruited a number of banking professionals who had held key positions in renowned international and domestic financial institutions, thus forming a high quality management team with international experience and vision. Shenzhen Ping An Bank sticks to the operational concepts of Professionalism, Value and Innovation, and makes full use of its international standards and local advantages to actively promote its corporate, consumer and credit card businesses etc, and to provide first-class services to its clients.

In 2007, both corporate and consumer businesses of Shenzhen Ping An Bank achieved sound and steady development. Its corporate business focused on the development of innovative financial products and services for small and medium enterprises and brand building of its "Ying Dong Li (贏動力)" business and achieved breakthrough in SME business. The consumer business pursued development through innovation and issued "Jixiang" debit card, the virtual service channels which based on individual internet banking and customer service center also realized fast customer growth. The wealth management business gained significant growth and launched the "Anchor Wealth Management" brand and other wealth management products. The credit card business developed rapidly, "China Ping An Wanlitong Affinity Credit Card" was launched in May, and "Ping An Credit Card" ("Ping An Card") was officially launched in August following the bank's consolidation and renaming. Therefore, apart from the mutual complementary credit card series comprising "Ping An Card" and "Wanlitong Card", a one-stop financial consumption model based on the "Ping An Jixiang" dual-card platform was initially structured. As at the end of 2007, the bank issued a total of approximately 300,000 credit cards, while its credit card customer service center was honored the "Best Call Centre in China 2007". In 2007, Shenzhen Ping An Bank established cross-selling service model by leveraging on the group's integrated financial services platform.

As at December 31, 2007, Shenzhen Ping An Bank had a registered capital of RMB5,461 million, total assets of RMB141,619 million, deposit balances of RMB113,053 million and loan balances of RMB61,900 million. The capital adequacy ratio was 9.1% and non-performing loan ratio was 0.8%. The overall loan quality significantly improved.

Looking forward, with its sound fundamentals and strong customer base, and the support of a nation-wide sales network, strong brand and management systems provided by the Group, Shenzhen Ping An Bank will develop into a national bank with international management quality, mainly targeting retail customers and small and medium-sized enterprises business.

PING AN TRUST

We provide asset management services to our customers through Ping An Trust. In addition, Ping An Trust also provides infrastructure investment and property investment services to our other subsidiaries. As at December 31, 2007, Ping An Trust had a registered capital of RMB4,200 million. In 2007, our trust business seized the available opportunities in the market and launched a series of products which mainly included securities investment trust and infrastructure investment trust. This product innovation will provide our trust business with new opportunities for revenue growth. As at December 31, 2007, assets held in trust reached RMB47,519 million.

PING AN SECURITIES

We conduct our securities business through Ping An Securities, and provide securities services to customers through 22 branch offices nationwide and through our PA18 Internet financial portal. The principal services that we provide to our customers are brokerage services, investment banking services, asset management services and research and consulting services. In 2006, we were given the approval as one of the innovative securities companies to engage business innovation. As at December 31, 2007, Ping An Securities had a registered capital of RMB1,800 million. In 2007, the stock market recorded new highs in terms of both transaction volume and new capital being raised. Our traditional business and innovative business also recorded robust growth. Ping An Securities recorded a net profit of RMB1,492 million in 2007, the highest ever recorded since its incorporation. In August 2007, in accordance with Guidelines for Supervision of Securities Companies by Categories (Trial), Ping An Securities was classified as Category A Grade A. This represented that the regulatory authority highly ratified its risk management and legal compliance, and provided good basis for developing various innovative businesses.

PING AN ASSET MANAGEMENT

In 2007, the registered capital of the Ping An Asset Management increased to RMB500 million from RMB200 million, the capital base was enhanced substantially. The scale of asset-under-management continued to secure a steady growth. Total investment income and total investment yield increased rapidly and third-party asset management business showed a promising start. In terms of internal management, it optimized overall organizational structure, further improved business process, internal control management, the system of risk measure and performance evaluation, and enhanced investment management capacity constantly.

PING AN ASSET MANAGEMENT (HONG KONG)

Ping An Asset Management (Hong Kong) was incorporated on May 16, 2006, and obtained the license (type 9) from Hong Kong Securities and Futures Commission on January 3, 2007. Being responsible for our overseas investment management business, it intends to provide Hong Kong and overseas investment products and third party assets management service to domestic and overseas institutional investors, in addition to being entrusted to manage investment assets of our other subsidiaries. Ping An Asset Management (Hong Kong) has set up an experienced international investment team to continuously enhance our investment capability. We believe this unit will help further improve the matching of assets and liabilities and enhance the risk adjusted return of our insurance assets. It can also provide innovative products and services to increase our overall competitiveness.

NATIONWIDE INTEGRATED OPERATING CENTER

In 2007, the first phase construction work of our nationwide Integrated Operating Center was completed and commenced full operation. As at the end of 2007, the operation platform had achieved the following progress:

- Centralization of our individual life insurance underwriting and claims functions fully completed while centralization of policyholder services completed around 50%;

- Centralization of claims processing of automobile insurance and property and casualty insurance fully completed;
- Centralization of all accounting activities of property and casualty insurance, life insurance, annuity, health insurance and securities companies fully completed;
- Centralization of a national call center completed and starting to provide services for our life insurance and property and casualty insurance customers;
- The second operating center in Chengdu commenced operation and performed over 45% of our domestic activities.

As a result of the accelerated implementation of the Group's integrated financial strategies, a centralized operating platform is being developed and continuously improved and the benefits from the enhancement of efficiency service, risk control and reduction of operating costs are gradually revealing. With such strong backup, the Company, by adhering to its integrated financial strategy of "One customer, Multiple products", has speeded up the pace of consolidating its products, services and distribution channels, which as a result improves the proactiveness and efficiency of its front line multi financial products sales and strengthens the Group's cross-selling capability. It is believed the continuously strengthening operating platform will provide tremendous support for us when launching innovative integrated financial products as well as competing in the international financial market.

CROSS SELLING

The Company's cross-selling of financial products was further strengthened and contributions from which had significantly increased as compared with last year. In 2007, the business performance of cross-selling was encouraging, with gross written premiums generated by way of cross-selling amounting to RMB2,834 million for property and casualty insurance; RMB319 million for corporate annuity; RMB2,899 million for trust business. Meanwhile, the Company's cross-selling business of bank products has fully commenced, of which, approximately 209,200 credit cards were cross sold through our individual life insurance agents, whereas cross-selling between individual life insurance and trust business were also launched and achieved satisfactory results.

REGULATORY DEVELOPMENTS

In 2007, the State Council, the CIRC and other relevant PRC regulatory authorities promulgated a series of new or amended laws and regulations.

Notice on the Rules of Preparing Solvency Margin Report

On January 17, 2007, the CIRC issued the "Notice on the Rules of Preparing Solvency Margin Report". This notice provides detailed requirements for insurance companies in preparation of their solvency margin report. On July 27, 2007, the CIRC also announced the establishment of the China Insurance Solvency Margin Standard Committee and clearly defined the roles and responsibilities of the committee, its operating structure and working process. The above measures will play an active role in promoting the healthy development of the insurance industry.

Administrative Measures Regarding Information Disclosure by Listed Companies

On January 30, 2007, the Administrative Measures Regarding Information Disclosure by Listed Companies as promulgated by CSRC came into effective. These measures included derivative products for the first time in information disclosure and provided detailed requirements for 20 kinds of significant events that require provisionary information disclosures. They also comprehensively provided the administrative procedures regarding internal information disclosure by listed companies and the responsibilities and obligations of the relevant personnel. These rules serve to regulate the information disclosure responsibilities of the issuers, the listed companies and other obligators as well as strengthen the listed issuers' information disclosure administration and protect the legal interest of investors.

Measures for the Administration of Trust Companies

On January 23, 2007, the Measures for the Administration of Trust Companies as promulgated by the CBRC came into effect. These measures further perfect and standardize the rules and regulations on trust on the basis of the existing Trust Law of the PRC. These measures provided certain new terms regarding the inherent businesses, connected transactions, qualified investors, the number of natural persons and trust loans of trust companies, which is conducive to the further growth of domestic trust companies. These measures took effect from March 1, 2007.

Notice on the Investment of Separated-Convertiblebond (Warrants and Bonds) by Insurance Companies

On March 27, 2007, the CIRC promulgated the Notice on the Investment of Separated-Convertiblebond (Warrants and Bonds) by Insurance Companies which allows insurers to invest in separated-convertiblebond.

Provisionary Administrative Measures Regarding Connected Transactions of Insurance Companies

On April 6, 2007, the CIRC promulgated the Provisionary Administrative Measures Regarding Connected Transactions of Insurance Companies, which confirmed the definition of the connected transactions of insurance companies and the administration of connected transactions by the Company. These measures took effect from the date of promulgation.

Trial Measures for the Administration of Overseas Securities Investment by Qualified Domestic Institutional Investors

On June 18, 2007, the CSRC promulgated the Trial Measures for the Administration of Overseas Securities Investment by Qualified Domestic Institutional Investors and relevant implementation notice. Such measures provide detailed provisions on the content and implementation in areas covering QDII admission conditions, product design, fund raising, overseas investment consultation, assets custody, investment operation and information disclosure, forming the complete rules and regulations for fund companies and securities dealers when conducting QDII business. These measures took effect from July 5, 2007.

Guidelines for Supervision of Securities Companies by Categories (Trial)

On July 2, 2007, the CSRC promulgated the Guidelines for Supervision of Securities Companies by Categories (Trial) and relevant notices which signify a new categorization supervision based on "the risk management ability of securities companies and their respective market influences" has come to the finalization stage. In respect of risk management ability, it laid out 69 assessment indicators under six categories including the financial strength of securities companies, protection of clients' interests, compliance, corporate governance, internal control and transparency. Securities companies are accordingly divided into 11 grades under five major categories, i.e. A, B, C, D and E according to their risk management scores.

The Interim Measures for the Overseas Investment of Insurance Funds

On July 26, 2007, the Interim Measures for the Overseas Investment of Insurance Funds jointly promulgated by CIRC, PBOC and SAFE came into effect, under which the form and category of overseas investments allowed for insurance companies have been expanded, and the aggregate overseas investment amount shall not exceed 15% of the total assets of the trustor as at the end of the previous year. The promulgation of these measures is conducive to the application of the insurance funds of the Company in the form of overseas investment.

Trial Measures for the Issuance of Corporate Bonds

On August 14, 2007, CSRC announced the implementation of the Trial Measures for the Issuance of Corporate Bonds. These measures signify the commencement of the issuance of corporate bonds, realize the guidelines on establishing a market-oriented corporate bonds issuance regulatory system and set up a corporate bonds market with credibility of the issuers as its core mechanism, making better use of the market itself in the corporate bonds market.

The Administrative Measures for the Pension Insurance Business of Insurance Companies

On November 2, 2007, CIRC issued the Administrative Measures for the Pension Insurance Business of Insurance Companies, which came into effect on January 1, 2008. These measures play an important role in regulating the pension insurance business of insurance companies, protecting the legitimate rights and interests of parties concerned in pension insurance business activities and enhancing the healthy development of insurance industry and perfecting the multi-layer old-age security system.


银联
MasterCard

Growing together with ceaseless dedication

Report of the Directors

The Directors present their annual report and the audited consolidated financial statements of the Company and its subsidiaries (the "Group") for the year ended December 31, 2007.

1. Principal activities

The principal activities of the Group comprise the provision of a wide range of financial products and services with a focus on life and property and casualty insurance products. There were no significant changes in the nature of the Group's principal activities during the year.

2. Results and dividends

The Group's net profit in 2007 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 78 to 162.

On August 16, 2007, the Directors declared an interim dividend of RMB0.20 per share for the six months ended June 30, 2007, which was paid to the shareholders on September 7, 2007.

The Board recommend the payment of a final dividend of RMB0.50 per share totalling RMB3,673 million in respect of the year to shareholders of the Company. Holders of H shares whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on Tuesday, May 13, 2008 will be entitled to the final dividend. The record date entitling holders of A shares of the Company to the final dividend will be separately announced by the Company in the PRC.

3. Summary financial information

A summary of the published results, assets and liabilities of the Group for the last five financial years, is set out as follows:

Profit and loss **For the year ended December 31,** **(in RMB million)**	2003	2004	2005	2006	**2007**
Total Income	66,623	63,193	64,995	88,198	**137,051**
Net Profit	2,327	3,146	4,265	8,000	**19,219**

Balance sheet **As at December 31, (in RMB million)**	2003	2004	2005	2006	**2007**
Total Assets	206,044	264,439	319,706	494,435	**691,298**
Total Liabilities	192,755	235,812	286,184	446,685	**577,447**
Total Equity	13,289	28,627	33,522	47,750	**113,851**

* Certain comparative figures have been reclassified or restated. See footnotes in "Financial Highlights" for further details.

4. Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 32 to the financial statements and in the consolidated statement of changes in equity, respectively.

5. Charitable donations

Charitable donations made by the Company during 2007 totaled RMB4 million.

6. Property and equipment and investment properties

Details of movements in property and equipment and investment properties of the Group during the year are set out in notes 28 and 27 to the consolidated financial statements.

7. Share capital

During 2007, the change in the share capital structure of the Company is as follows:

	January 1, 2007		Increase in the year		December 31, 2007	
	Number	Percentage (%)	Number	Percentage (%)	Number	Percentage (%)
A shares	3,636,409,636	58.70	1,150,000,000	100.00	4,786,409,636	65.17
H shares	2,558,643,698	41.30	–	–	2,558,643,698	34.83
Total	6,195,053,334	100.00	1,150,000,000	100.00	7,345,053,334	100.00

The Company issued 1.15 billion ordinary A Shares with par value of RMB1.00 at the offer price of RMB33.80 per A share in February 2007. The A Shares were listed on the Shanghai Stock Exchange on March 1, 2007. The net proceeds from the issue of A Shares amounted to RMB38,222 million and were used to replenish the capital of the Company as stated in the A share prospectus of the Company.

8. Pre-emptive rights

There are no provisions regarding pre-emptive rights under the PRC Company Law or the Articles of Association, which would oblige the Company to issue new shares to its existing shareholders in proportion to their existing shareholdings.

9. Purchase, redemption or sale of listed securities of the Company

Neither the Company, nor any of its subsidiaries, has purchased, sold or redeemed any of the Company's listed shares during the year.

10. Distributable reserves

As at December 31, 2007, the Company's reserves available for distribution, calculated in accordance with the relevant regulations, totaled RMB5,587 million, of which RMB3,673 million has been proposed as a final dividend for the year. After deduction of such proposed final dividend, the retained profits (including unrealised gains arising from the fair value changes of the financial assets carried at fair value through profit or loss) were carried forward to 2008. In addition, the Company's capital reserve and surplus reserve fund, in the amount of RMB57,562 million, may be distributed by a future capitalization issue.

11. Major customers

In the year under review, gross written premiums, policy fees and premium deposits from the Group's five largest customers accounted for less than 2% of the total gross written premiums, policy fees and premium deposits for the year.

None of the Directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the Directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

12. Directors and Supervisors

The Directors of the Company during the year were as follows:

Name	Date of Appointment as Director
Executive Directors:	
MA Mingzhe	March 21, 1988
SUN Jianyi	March 29, 1995
CHEUNG Chi Yan Louis	May 25, 2006
Non-executive Directors:	
HUANG Jianping (resigned on March 19, 2007)	May 30, 2002
LIN Yu Fen	October 8, 2002
CHEUNG Lee Wah	October 8, 2002
Anthony Philip HOPE	November 25, 2002
LIN Lijun	May 16, 2003
FAN Gang	May 16, 2003
DOU Wenwei (resigned on March 19, 2007)	May 16, 2003
SHI Yuxin (resigned on March 19, 2007)	October 10, 2003
HU Aimin	March 9, 2004
CHEN Hongbo	June 23, 2005
WONG Tung Shun Peter	May 25, 2006
NG Sing Yip	May 25, 2006
Independent Non-executive Directors:	
BAO Youde	September 27, 1995
KWONG Che Keung Gordon	May 16, 2003
CHEUNG Wing Yui	May 16, 2003
CHOW Wing Kin Anthony	June 23, 2005
ZHANG Hongyi	March 19, 2007
CHEN Su	March 19, 2007
XIA Liping	June 7, 2007

The supervisors of the Company during the year are as follows:

Name	Position	Date of Appointment as Supervisor
XIAO Shaolian	Independent Supervisor	August 3, 1994
SUN Fuxin	Independent Supervisor	May 16, 2003
DONG Likun	Independent Supervisor	May 25, 2006
DUAN Weihong	Supervisor	May 16, 2003
LIN Li	Supervisor	May 25, 2006
CHE Feng	Supervisor	May 25, 2006
HU Jie	Supervisor	May 25, 2006
HE Shi (resigned on July 10, 2007)	Supervisor	May 16, 2003
WANG Wenjun	Supervisor	May 25, 2006
DU Jiangyuan	Supervisor	July 10, 2007

There were no changes to the Directors and Supervisors from January 1, 2008 to the date of the annual report.

The Company has received annual confirmations of independence from Messrs. Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping and as of the date of the annual report continues to consider them to be independent as defined under the Listing Rules.

13. Biographical details of Directors, Supervisors and members of the senior management

Biographical details of Directors, Supervisors and members of the senior management are set out from page 10 to page 15 of this annual report.

14. Directors' and Supervisors' service contracts and remuneration

On May 10, 2004, our Company entered into a service contract with each of Mr. MA Mingzhe and Mr. SUN Jianyi being Executive Directors for a term of three years. On May 25, 2006, our Company has reappointed Mr. MA Mingzhe and Mr. SUN Jianyi being Executive Directors for a term of further three years and on the same day, our Company also entered into a service contract with Mr. CHEUNG Chi Yan Louis, being Executive Director for a term of three years. The service contracts for the Executive Directors are subject to termination by either party giving not less than six months' written notice to the other party. Pursuant to the Articles of Association, the remuneration of the Directors and Supervisors will be determined by the shareholders of the Company in general meetings.

Apart from the foregoing, no Director or Supervisor has a service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

Details of remuneration of the Directors and Supervisors for the year ended December 31, 2007 are set out in note 45 to the financial statements.

15. Directors' and Supervisors' interests in material contracts

None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party to during 2007.

16. Directors' and Supervisors' interests and short positions in shares

As at December 31, 2007, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the Directors and Supervisors of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code set out in Appendix 10 to the Listing Rules, were as follows:

Interests in ordinary shares of the Company

Name of Director/ Supervisor	Position	H/A Shares	Capacity	No. of H/A Shares	Nature of interest	Percentage of total number of H/A Shares in issue (%)	Percentage of total shares in issue (%)
Cheung Chi Yan Louis	Executive Director	H	Beneficial owner	248,000	Long position	0.01	0.003
Chow Wing Kin Anthony	Independent Non-executive Director	H	Interest held jointly with another person*	7,500	Long position	0.00029	0.000
Lin Li	Supervisor	A	Interest of controlled corporations**	176,000,000	Long position	3.68	2.40

* Chow Wing Kin Anthony jointly held these Shares with Chow Suk Han Anna.

** Lin Li was interested in the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 shares in the Company.

Save as disclosed above, as at December 31, 2007, none of the Directors or Supervisors held or was deemed to hold any interests or short positions in the shares and underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO), which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the Directors or Supervisors to the Company and the Stock Exchange pursuant to the Model Code nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

17. **Directors' and Supervisors' rights to acquire shares**

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors, Supervisors or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its subsidiaries a party to any arrangement to enable the Directors or Supervisors to acquire such rights in any other body corporate.

18 **Directors' and Supervisors' interests in a competing business**

During 2007 and up to the date of this annual report, the following Directors are considered to have interests in a business which competes or is likely to compete, directly or indirectly, with the business of the Group, as defined in the Listing Rules, as set out below:

Mr. Wong Tung Shun Peter, a Non-executive Director of the Company, is currently an Executive Director of The Hongkong and Shanghai Banking Corporation Limited, and a Deputy Chairman of HSBC Bank (China) Company Limited which is the largest among foreign banks in mainland China and offers a wide range of banking and financial services by an ever-expanding network. As Shenzhen Ping An Bank, a subsidiary of the Company, is primarily engaged in commercial banking business in the PRC as approved by the CBRC, the authorized banking business of The Hongkong and Shanghai Banking Corporation Limited has, to a certain extent, overlapped and thus may compete with those of Shenzhen Ping An Bank.

Also Mr. Wong Tung Shun Peter is the Chairman of HSBC Insurance (Asia) Limited and HSBC Life (International) Limited. As Ping An Hong Kong, a subsidiary of the Company, is authorized by the Hong Kong Insurance Authority to conduct property and casualty insurance business, the respective authorized insurance business of HSBC Life (Insurance) Limited and HSBC Insurance (Asia) Limited has, to a certain extent, overlapped that thus may compete with those of Ping An Hong Kong.

Save as disclosed, none of the Directors and Supervisors has any competing interest in a business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

19. Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

As at December 31, 2007, the following persons (other than the Directors and Supervisors of the Company) had interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

(i) Interests and short positions of substantial shareholders who are entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company:

Name of substantial shareholder	H/A Shares	Capacity	Notes	No. of H/A Shares	Nature of interest	Percentage of total number of H/A Shares in issue (%)	Percentage of total shares in issue (%)
HSBC Holdings plc	H	Interest of controlled corporations	1,2,3	1,233,870,388	Long position	48.22	16.80

(ii) Interests and short positions of other substantial shareholders:

Name of substantial shareholder	H/A Shares	Capacity	Notes	No. of H/A Shares	Nature of interest	Percentage of total number of H/A Shares in issue (%)	Percentage of total shares in issue (%)
HSBC Insurance Holdings Limited	H	Beneficial owner	1	618,886,334	Long position	24.19	8.43
The Hongkong and Shanghai Banking Corporation Limited	H	Beneficial owner	3	614,099,279	Long position	24.00	8.36
Shenzhen Investment Holdings Co., Ltd.	A	Beneficial owner		543,181,445	Long position	11.35	7.40
Shenzhen Jingao Industrial Development Co., Ltd.	A	Beneficial owner	4	331,117,788	Long position	6.92	4.51
Ping An Securities Company, Ltd. Labor Union	A	Interest of controlled corporations	4	331,117,788	Long position	6.92	4.51
China Ping An Trust & Investment Co., Ltd. Labor Union	A	Interest of controlled corporations	4	331,117,788	Long position	6.92	4.51
Shenzhen New Horse Investment Development Co., Ltd.	A	Beneficial owner	5	389,592,366	Long position	8.14	5.30

Name of substantial shareholder	H/A Shares	Capacity	Notes	No. of H/A Shares	Nature of interest	Percentage of total number of H/A Shares in issue (%)	Percentage of total shares in issue (%)
Ping An Insurance (Group) Company of China, Ltd. Labor Union	A	Interest of controlled corporations	5	389,592,366	Long position	8.14	5.30
Yuan Trust Investment Company Ltd.	A	Beneficial owner		380,000,000	Long position	7.94	5.17
Shenzhen Shum Yip Investment Development Company Ltd.	A	Beneficial owner		301,585,684	Long position	6.30	4.11

Notes:

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 shares in the Company. The interest in 884,775 shares of the Company was held through cash settled unlisted securities.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) Shenzhen Jingao Industrial Development Co., Ltd. was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 331,117,788 shares relates to the same block of shares in the Company.

(5) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

Save as disclosed above, the Company is not aware of any other person (other than the Directors and Supervisors of the Company) having any interests or short positions in the shares and underlying shares of the Company as at December 31, 2007 as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

20. Continuing connected transactions

On March 19, 2007, the independent Shareholders of the Company approved the following continuing connected transactions of the Company at the extraordinary general meeting:

(1) Bank Deposits Arrangements with HSBC

The Group maintains bank balances with HSBC on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with HSBC do not provide for the bank accounts with HSBC to be maintained for any fixed period of time. Interests are accrued on such bank balances at prevailing market rates.

As at December 31, 2007, the aggregate bank balances maintained by the Group with HSBC was approximately USD21 million.

HSBC Insurance Holdings Limited is a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company is deemed to be the interest of HSBC Holdings plc. In addition, HSBC CCF Financial Products (France) SNC, a wholly owned subsidiary of CCF S.A. which is in turn 99% held by HSBC Bank plc., has a direct interest in 884,775 shares in the Company, which is also deemed to be the interest of HSBC Holdings plc. As HSBC is an indirect subsidiary of HSBC Holdings plc, HSBC is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules.

(2) *Bank Deposits Arrangements with ICBC and ICBC (Asia)*

The Group maintains term deposits and bank balances with ICBC and ICBC (Asia), a subsidiary of ICBC, on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with ICBC and ICBC (Asia) do not provide for the bank accounts with ICBC and ICBC (Asia) to be maintained for any fixed period of time. Interests are accrued on such bank balances at prevailing market rates.

ICBC is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3). Further, as ICBC (Asia), a non-wholly owned subsidiary of ICBC, is a substantial shareholder of China Ping An Insurance (Hong Kong) Company Limited, a 75% owned subsidiary of the Company, both ICBC (Asia) and ICBC are connected persons of the Company under Rule 14A.11(5).

As at December 31, 2007, the aggregate bank deposits maintained by the Group with ICBC and ICBC (Asia) in all kinds of currencies amounted to approximately RMB7,634 million.

(3) *Bank Deposits Arrangements with Ping An Bank*

The Group maintained bank balances with Ping An Bank on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with Ping An Bank did not provide for the bank accounts with Ping an Bank to be maintained for any fixed period of time. Interests were accrued on such bank balances at prevailing market rates.

Prior to the completion of the merger with Shenzhen Commercial Bank on June 16, 2007, Ping An Bank was a 72.91% owned subsidiary of the Company and HSBC was a substantial shareholder of Ping An Bank holding 27% of its registered capital. Ping an Bank was thus a connected person of the Company under Rule 14A.11(5). After the merger, Ping An Bank completed the de-registration of its business licence on August 6, 2007 and since the Company holds 90.04% of Shenzhen Ping An Bank, deposits maintained with Shenzhen Ping An Bank will not constitute connected transaction of the Company.

The Company also had the following continuing connected transaction in 2007:

(4) *Foreign Exchange Swap Agreement with ICBC*

On July 21, 2006, the Company entered into an arrangement with ICBC Shanghai Branch whereby ICBC Shanghai Branch may provide RMB/USD foreign exchange swap services to the Company. The Company may purchase US dollars from ICBC Shanghai Branch for RMB at an exchange rate to be agreed at the time of purchase, which exact amount of US dollars purchased will be sold back to ICBC Shanghai Branch after a certain period of time at an exchange rate also to be agreed at the time of purchase.

For the year ended December 31, 2007, the Group did not have any foreign exchange swap transaction with ICBC Shanghai Branch under the Master Foreign Exchange Swap Agreement.

In the opinion of the Independent Non-executive Directors, after having reviewed the above continuing connected transactions, such transactions were entered into by the Group:

(1) in the ordinary and usual course of its business;

(2) on normal commercial terms or on terms no less favorable to the Group than terms available to or from (as appropriate) independent third parties; and

(3) in accordance with the terms of agreements governing them on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interests of the shareholders of the Company as a whole.

The Company has received a letter from the auditors stating that the above connected transactions:

(1) have received the approval of the Board of Directors of the Company;

(2) have been entered into in accordance with the relevant agreements governing such transactions; and

(3) have not exceeded the respective annual caps set out below in 2007:

  (i) bank deposits arrangements with HSBC: US$2,336 million on any given day;

  (ii) bank deposit arrangements with ICBC and ICBC (Asia): RMB24,900 million on any given day;

  (iii) bank deposits arrangement with Ping An Bank: RMB20,000 million on any given day; and

  (iv) foreign exchange swaps with ICBC Shanghai Branch: US$300 million.

Report of the Directors

21. Board Committees

The Company has established an audit committee, a remuneration committee and a nomination committee. For details regarding these Board committees, please see the relevant sections in the Corporate Governance Report on pages 40 to 42 of this annual report.

22. Post balance sheet events

Details of the significant post balance sheet events of the Group are set out in note 51 to the consolidated financial statements on page 162 of this annual report.

23 Compliance with the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices for any part of the period from January 1, 2007 to December 31, 2007 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company. Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company are set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report on pages 37 to 38 of this annual report.

24. Auditors

Ernst & Young and Ernst & Young Hua Ming were the international and PRC auditors, respectively, to the Company for the year ended December 31, 2007. A resolution for the re-appointment of Ernst & Young as the international auditors and Ernst & Young Hua Ming as the PRC auditors to the Company will be proposed at the forthcoming Annual General Meeting on May 13, 2008.

25. Sufficiency of public float

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, being March 19, 2008, at all times during the year ended December 31, 2007, not less than 20% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

26. Disclosure of information on the Stock Exchange's website and the Company's website

All information required by paragraphs 45(1) to 45(8) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkexnews.hk) and the website of the Company (http://www.pingan.com.cn) respectively in due course.

By order of the Board of Directors

Ma Mingzhe
Chairman & Chief Executive Officer

Shenzhen, PRC
March 19, 2008

Report of the Supervisory Committee

To all Shareholders,

During the reporting period, the Supervisory Committee has duly carried out its supervisory duties in a stringent manner and adhered to the principles of fairness and honesty to effectively protect the interests of the Company and its employees and shareholders in accordance with the relevant provisions of the Company Law of the PRC (the "Company Law") and the Company's Articles of Association.

I. THE WORK OF THE SUPERVISORY COMMITTEE

On April 11, 2007, the fourth meeting of the fifth Supervisory Committee was held in Shenzhen Guanlan Ping An School of Financial Services. During the meeting, the Supervisory Committee considered and approved: the 2006 Report of the Supervisory Committee, the Resolution Relating to Considering the Annual Report and its Summary of the Company for the Year 2006, the 2006 Report on the Anti-corruption Campaign and the 2006 Assessment Report on Internal Control.

From April 23 to April 26, 2007, the fifth meeting of the fifth Supervisory Committee was held through written communication and voting. During the meeting, the Resolution Relating to Considering the Quarterly Report (Draft) of the Company for the First Quarter of the Year 2007 was considered and approved.

On August 16, 2007, the sixth meeting of the fifth Supervisory Committee was held in Shanghai Zhangjiang Ping An's Integrated Operating Centre. During the meeting, the Resolution Relating to Considering the Interim Report (Draft) of the Company for the Year 2007 and the Resolution Relating to Considering the Implementation Report on Corporate Governance Practice of a Listed Company were considered and approved.

From October 15 to October 25, 2007, the seventh meeting of the fifth Supervisory Committee was held through written communication and voting. During the meeting, the Resolution Relating to Considering the Quarterly Report (Draft) of the Company for the third Quarter of the Year 2007 was considered and approved unanimously.

The details of the attendance of the Supervisory Committee meetings by the members are set out as follows:

Class of Supervisors	Name	No. of Supervisory Committee meetings attended/held	Percentage of attendance
Independent Supervisors	XIAO Shaolian (Chairman)	4/4	100%
	SUN Fuxin	4/4	100%
	DONG Likun	4/4	100%
Supervisors as representatives of shareholders	CHE Feng	4/4	100%
	LIN Li	4/4	100%
	DUAN Weihong	4/4	100%
Supervisors as representatives of employees	HU Jie	4/4	100%
	HE Shi (resigned on July 10, 2007)	1/1	100%
	DU Jiangyuan	3/3 Note	100%
	WANG Wenjun	4/4	100%

Note: Du Jiangyuan is appointed as the Supervisor of the Company with effective from July 10, 2007.

In November, 2007, certain members of the Supervisory Committee and the representatives of Independent Non-executive Directors of the Company conducted an inspection and review of the Company's secondary organization located in Jiangxi and Fujian province. During the reporting period, members of the Supervisory Committee attended the 2006 Annual General Meeting, the First Extraordinary General Meeting in 2007, the four on-the-spot meetings of the Board of Directors.

II. INDEPENDENT OPINION ON THE RELEVANT ISSUES FROM THE SUPERVISORY COMMITTEE

(1) Lawful operation

During the reporting period, the Company operated and managed its businesses in accordance with the laws and regulations. Its operational results were objective and true. There was greater development and improvement in the depth and scope of internal control management. The internal control system is complete, reasonable and effective. Its operational decision-making processes were lawful. The Directors and other senior management staff were cautious, serious and diligent in the business operations and management processes. They had never breached any laws, regulations, and the Articles of Associations of the Company or harmed the interests of the shareholders.

(2) Authenticity of the financial statement

Ernst & Young Hua Ming and Ernst & Young have issued the standard unqualified auditor's reports in accordance with the PRC and Hong Kong auditing standards respectively for the Company's financial statements of the year. The financial statements truly, fairly and accurately reflected the financial condition and results of operations of the Company.

(3) Use of proceeds from the Company's initial public offering

The net proceeds from the Company's issue of A shares at the time of its listing in February, 2007, amounted to RMB38,222 million. The proceeds were completely used, as stated in the prospectus of the Company, for general corporate purposes. The actual application of the proceeds was in accordance with the commitment made in the prospectus. The Company applied the proceeds reasonably and strictly according to the proposed use of proceeds.

(4) Company's acquisition and asset disposal

As of November 27, 2007, Ping An Life, the Company's subsidiary company, acquired 95,010,000 shares of Fortis SA/NV and Fortis N.V. at a cost of Euro1,810 million from secondary market, which is accounted for 4.18% of its total listed shares. The Supervisory Committee considered that the terms of above-mentioned share subscription is fair and reasonable to the shareholders, and is also in the interests of the Company and shareholders as a whole.

(5) Connected transactions

During the reporting period, the Company's connected transactions have not harmed the rights of the shareholders and the interests of the Company.

(6) Internal Control System

The Company has set up a more complete, reasonable and effective internal control system.

(7) Implementation of the resolutions approved in the shareholders' general meetings

The members of the Supervisory Committee attended the meetings of the Board of Directors and the shareholders' general meetings, and did not have any objection on the reports and proposals which were submitted to the shareholders' general meetings by the Board of Directors. The Supervisory Committee has monitored the implementation of the resolutions approved in the shareholders' general meetings and is of the opinion that the Board of Directors can duly implement the resolutions approved in the shareholders' general meetings.

In the coming year, the Supervisory Committee will further enhance its work principles and fully implement a scientific perspective for its development. It will continue to carry out its duties in accordance with the relevant provisions of the Company Law, the Articles of Association of the Company and the Listing Rules. It will adhere to the principles of diligence, fairness and honesty, maximize its supervisory efforts with the aim of protecting the interests of the Company and its shareholders as a whole and commit to perform supervisory duties honestly and diligently, so as to achieve the best results in all respects.

By order of the Supervisory Committee

Xiao Shaolian
Chairman of the Supervisory Committee

Shenzhen, PRC
March 18, 2008

Corporate Governance Report

The Board of Directors is pleased to report to the shareholders on the corporate governance undertakings and performance of the Company for the year ended December 31, 2007. This report sets out information in respect of the Company's compliance with the Code on Corporate Governance Practices and the Code of Conduct for securities transactions by Directors and Supervisors of the Company as respectively contained in Appendix 14 and Appendix 10 to the Listing Rules, the specific undertakings and corporate governance structure of the Company, followed lastly by a summary of the Company's application of the principles in the Code on Corporate Governance Practices, which will allow shareholders to evaluate how those principles have been applied.

The Company is committed to continually achieving high standards of corporate governance and believes that sound corporate governance enhances the effective and reliable management of the Company and is essential for the Company to maximize shareholders' value.

In order to uphold a high standard of corporate governance, the Company has continued to maintain a dedicated, professional and accountable Board of Directors and an internationally recognized senior management team. Information on their backgrounds and experiences has been set out on pages 10 to 15 of this annual report.

The Company's corporate governance is implemented via a structured hierarchy, which includes the Board of Directors, the supervisory committee and three committees established under the Board of Directors, namely the audit committee, the remuneration committee and the nomination committee. In addition, we have also established a number of management committees including, among others, an investment management committee, a budget committee, an investor-relations management committee and a risk management committee under the executive committee which is established under the Board of Directors.

CODE ON CORPORATE GOVERNANCE PRACTICES CONTAINED IN APPENDIX 14 TO THE LISTING RULES

General

Throughout the period under review and save that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and the Chief Executive Officer of the Company, none of the Directors is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices. Further details of Mr. Ma's roles and reasons for non-separation of the roles are set out further below.

Chairman of the Board of Directors and the Chief Executive Officer of the Company

Code Provision A.2.1 of the Code on Corporate Governance Practices provides that the roles of the Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. However, after considering the relevant principle of Code Provision A.2.1 of the Code on Corporate Governance Practices and examining the management structure of the Company, the Board is of the view that:

1. Since the Company introduced international strategic investors (The Goldman Sachs Group, Inc and Morgan Stanley) in 1994, the Company has built up a board structure of international standard. In terms of the composition of the Board, we have reached an international, diversified and professional level, and we have developed a very structured and strict operation system and a set of procedural rules for meeting of the Board of Director. The Chairman, as a convener and chair person of the Board meeting, does not have any special power different from that of other directors in relation to the decision making process.

2. In the day-to-day operation of the Company, the Company have in place an estalished management system and structure, and have set up the President, Executive Committee and other professional committees. Further, decisions on all material matters will be subject to complete and stringent deliberation and decision making procedures in order to ensure that the Chief Executive Officer can perform his duties diligently and effectively.

3. In almost the 20 years since the establishment of the Company, our business and operating results have been growing consistently at a steady fast pace, while our mangement model has been recognised in the industry. All along, our Chairman of the Board of Directors has assumed the role of Chief Executive Officer of the Company and this model proves to be reliable, efficient and successful, therefore the continuous adoption of this model will be beneficial to the future development of the Company.

4. There is clear delineation in the responsibilities of the Board and the management set out in the articles of association of the Company.

Corporate Governance Report

In light of the above, the Board of Directors and management structure has proved to be able to provide the Company with efficient management and, at the same time protection of all the shareholders' rights to the greatest extents. The Company therefore does not currently intend to separate the roles of the Chairman and the Chief Executive Officer.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

On May 28, 2004, the Company adopted the Code of Conduct regarding securities transactions by Directors and Supervisors of the Company on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules. Specific enquiry has been made of all Directors and Supervisors of the Company who have confirmed that they complied with the required standard set out in the Model Code and the Code of Conduct for the period from January 1, 2007 to December 31, 2007.

THE BOARD OF DIRECTORS

The Board of Directors and Board meetings held during the year

The Board of Directors is responsible for the management of the Company and accountable to the shareholders for their entrusted assets and resources. They represent and owe a duty to act in the interests of the shareholders as a whole. The principal responsibilities of the Board of Directors and the types of decisions to be taken by the Board of Directors include, among others:

- formulating the Group's overall direction, objectives and strategies, business plans and investment proposals as well as monitoring and supervising the management's performance;
- formulating the Company's annual budgets, financial statements and monitoring the Company's performance;
- formulating the Company's profit distribution and loss recovery proposals;
- formulating plans for mergers or disposals and deciding on major investments, pledging of assets and other giving of other forms of security (in accordance with shareholders' approval);
- formulating proposals for the increase or decrease in our registered capital and the issuance of corporate bonds or other securities, and listing plans;
- engaging or dismissing the senior management staff of the Company, and determining their remuneration and award and reprimand matters; and
- monitoring, evaluating and ensuring the effectiveness of the Company's internal control systems and compliance with relevant laws and regulations.

On the other hand, responsibilities and functions and types of decisions delegated to the management include, among others:

- implementation of the Company's overall direction, objectives and strategies, business plans and investment proposals as determined by the Board of Directors from time to time; and
- the day-to-day management of the Company's business.

For the year ended December 31, 2007, members of the Board of Directors include three Executive Directors, sixteen Non-executive Directors, seven of whom are Independent Non-executive Directors. Biographies of each of them, are set out on pages 10 to 13 of this annual report.

During 2007, the Board of Directors held 10 full Board meetings. All such meetings were convened in accordance with the Articles of Association, attended in person or by proxy, by all Directors entitled to be present, and at which the Directors actively participated either in person or through electronic means of communication.

DIRECTORS

	Meetings attended/held			
Members	**Board meetings attended in person/held**	**% of attendance in person**	**Board meetings attended by proxy/held**	**% of attendance by proxy**
Executive Directors				
MA Mingzhe (Chairman)	10/10	100%	0/10	0%
SUN Jianyi	10/10	100%	0/10	0%
CHEUNG Chi Yan Louis	10/10	100%	0/10	0%
Non-executive Directors				
HUANG Jianping (resigned on March 19, 2007)	2/2	100%	0/2	0%
DOU Wenwei (resigned on March 19, 2007)	2/2	100%	0/2	0%
SHI Yuxin (resigned on March 19, 2007)	2/2	100%	0/2	0%
LIN Yu Fen	10/10	100%	0/10	0%
CHEUNG Lee Wah	10/10	100%	0/10	0%
Anthony Philip HOPE	9/10	90%	1/10	10%
LIN Lijun	10/10	100%	0/10	0%
FAN Gang	8/10	80%	2/10	20%
HU Aimin	8/10	80%	2/10	20%
CHEN Hongbo	9/10	90%	1/10	10%
WONG Tung Shun Peter	7/10	70%	3/10	30%
NG Sing Yip	10/10	100%	0/10	0%
Independent Non-executive Directors				
BAO Youde	10/10	100%	0/10	0%
KWONG Che Keung Gordon	10/10	100%	0/10	0%
CHEUNG Wing Yui	10/10	100%	0/10	0%
CHOW Wing Kin Anthony	10/10	100%	0/10	0%
ZHANG Hongyi (appointed on March 19, 2007)	8/8	100%	0/8	0%
CHEN Su (appointed on March 19, 2007)	6/8	75%	2/8	25%
XIA Liping (appointed on June 7, 2007)	4/4	100%	0/4	0%

Independent Non-executive Directors

Each of our Independent Non-executive Directors meets the independence guidelines set out in Rule 3.13 of the Listing Rules and has given to the Company his annual confirmation as to his independence. None of our Independent Non-executive Directors has any business or financial interests with the Company or its subsidiaries and are continued to be considered by the Company to be independent. Furthermore, these individuals are precluded from assuming executive positions in the Company. Independent Non-executive Directors owe a fiduciary duty to the Company and its shareholders and, in particular, are entrusted with the responsibility of protecting the interests of minority shareholders. They serve as an important balancing factor in the policy making process of the Board of Directors and represent a crucial element of corporate governance. In addition, their broad experience in business and finance is vital to the successful development of the Company. During 2007, the Independent Non-executive Directors expressed their views and opinions at meetings of the Board of Directors in relation to a number of matters which were of concern to the shareholders and the Company as a whole.

BOARD COMMITTEES

The Company has established an audit committee, a remuneration committee and a nomination committee. Further details of the roles and functions and the composition of each of these committees are set out below.

Audit Committee

The primary duties of the audit committee are to review and supervise the Company's financial reporting process. The audit committee is also responsible for reviewing the external auditor's appointment, the external auditor's remuneration and any matters relating to the termination of the appointment or resignation of the external auditors. In addition, the audit committee also examines the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risk and urgency, to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The audit committee also reviews the Company's internal audit plan, and submits relevant reports and recommendations to the Board of Directors on a regular basis.

During 2007, the composition of the audit committee has changed. Mr. Zhang Hongyi and Mr. Chen Su, both being Independent Non-executive Directors, were appointed as members of the audit committee effective from August 16, 2007, and Mr. Bao Youde was no longer a member of the audit committee. The audit committee comprises 5 Independent Non-executive Directors and 1 Non-executive Director, all of whom are not involved in the day-to-day management of the Company. The audit committee is chaired by an Independent Non-executive Director who also possesses the appropriate professional qualifications or accounting or related financial management expertise.

During 2007, the audit committee held 4 meetings. All these meetings were convened in accordance with the Articles of Association. In particular, the audit committee reviewed the Company's yearly financial statements for the year ended December 31, 2006 and the half-yearly financial results for the six months ended June 30, 2007. At the same time, the audit committee convened the first meeting of the audit committee in 2008 on March 18, 2008 and has reviewed the audited and unaudited financial report for the year ended December 31, 2007 in the meeting and was satisfied with their basis of preparation, including the appropriateness of assumptions and accounting policies and standards adopted, and made recommendations to the board of directors for their consideration.

Further, in order to enable the members of the committee to better evaluate the financial reporting systems and internal control procedures of the Company, they also met with the Company's qualified accountant and external auditors during the year.

The audit committee also considered and was satisfied with the performance, independence and objectivity of the Company's auditors and recommended their reappointment at the Company's 2007 annual general meeting.

During the year under review, the remuneration paid to the Company's auditors, Messrs. Ernst & Young, is set out as follows:

Services rendered	**Fees paid/payable** in RMB million
Audit services – audits and reviews of financial statements	23
Non-audit services – financial due diligence reviews	1
Non-audit services – others	2
Total	26

Remuneration Committee

The primary duty of the remuneration committee is to determine the specific remuneration packages of the Company's Directors and senior management, including benefits in kind, pension rights and compensation payments and advise the Board of Directors in relation to establishing a formal and transparent procedure for developing remuneration policy in respect of these individuals, and to review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board. In particular, the remuneration committee is delegated with the specific task of ensuring that no Director or any of his associates is involved in deciding his own remuneration. Where the remuneration of a member of the remuneration committee is to be considered, that member's remuneration should be determined by the other members of the committee. Meetings of the remuneration committee are to be held at least twice a year.

The remuneration committee comprises 3 Independent Non-executive Directors and 2 Non-executive Directors, all of whom are not involved in the day-to-day management of the Company. The remuneration committee is chaired by an Independent Non-executive Director.

During the reporting period of 2007, the remuneration committee held 4 meetings. The performance and remuneration packages of all Directors and senior management were reviewed with reference to the results of the Company. The remuneration committee prepared a "Remuneration Market Comparison Report" based on the differences in responsibilities of each executive directors and senior managers, and etc. It engaged Ernst & Young to certify and supervise on the execution of the long term incentive plan during the year 2007. Moreover, a proposal of A share incentive plan was drafted as resolved by the Board of Directors.

Nomination Committee

The primary duty of the nomination committee is to review, advise and make recommendations to the full Board of Directors regarding candidates to fill vacancies on our Board and to senior executives of deputy general manager or above. Meetings of the nomination committee are held when necessary but at least once a year.

Nominations of Directors are considered with reference to, among other things, an individual's business acumen and undertakings, academic and professional achievements and qualifications, experience, independence (where applicable), having regard to the Company's activities, assets and management portfolio. The nomination committee is delegated with the task of actively considering the needs of the Company at the Directors' level and senior executives' (Senior vice-president or above) level, studying the criteria and procedure for selecting directors and senior executives, first considering and identifying appropriate candidates, then making recommendations to the full Board and implementing any decisions and recommendations of the Board in the execution of appointments. The aim and principal objective of the nomination committee is to ensure that there be maintained a dedicated, professional and accountable Board of Directors to serve the Company and its shareholders.

During 2007, the composition of the nomination committee has changed. Xia Liping, an Independent Non-executive Director, was appointed as a member of the nomination committee effective from August 16, 2007 and Mr. Cheung Wing Yui was no longer a member of the nomination committee. The nomination committee comprises 3 Independent Non-executive Directors and 2 executive Directors. The nomination committee is chaired by an Independent Non-executive Director.

During the financial year ended December 31, 2007, the nomination committee held 2 meetings. Changes in the Board of Directors include the appointment of Zhang Hongyi, Chen Xu and Xia Liping as Independent Non-executive Directors of the 7th Board of Directors. Apart from the specific nominations of new incoming Directors, the nomination committee also met to review the structure, size and composition of the Board of Directors having regard to the Company's activities, assets and management portfolio. In addition, the committee passed the resolution relating to appointment of Cao Shifan as the vice president of the Company.

Written terms of reference of each of the Company's audit committee, remuneration committee and nomination committee are available on request and are also available on the Company's website at http://www.pingan.com.cn.

Composition of the committees of the Board of Directors and attendance of meetings

Audit Committee

Members	Meetings attended in person/held	% of attendance in person	Meetings attended by proxy/held	% of attendance by proxy
Non-executive Director				
Anthony Philip HOPE	3/4	75%	1/4	25%
Independent Non-executive Directors				
BAO Youde*	3/3	100%	0	0
KWONG Che Keung Gordon (Chairman)	4/4	100%	0	0
CHEUNG Wing Yui	4/4	100%	0	0
CHOW Wing Kin Anthony	4/4	100%	0	0
ZHANG Hong Yi*	1/1	100%	0	0
CHEN Su*	0/1	0%	1/1	100%

* Mr. Bao Youde was no longer a member of the audit committee since August 16, 2007 and Mr. Zhang Hong Yi and Mr. Chen Su were appointed as members of the audit committee on the same day

Corporate Governance Report

Remuneration Committee

Members	Meetings attended in person/held	% of attendance in person	Meetings attended by proxy/held	% of attendance by proxy
Non-executive Director				
CHEUNG Lee Wah	3/4	75%	1/4	25%
Anthony Philip HOPE	3/4	75%	1/4	25%
Independent Non-executive Directors				
BAO Youde	4/4	100%	0	0
KWONG Che Keung Gordon	4/4	100%	0	0
CHEUNG Wing Yui (Chairman)	4/4	100%	0	0

Nomination Committee

Members	Meetings attended in person/held	% of attendance in person	Meetings attended by proxy/held	% of attendance by proxy
Executive Director				
MA Mingzhe	2/2	100%	0	0
SUN Jianyi	2/2	100%	0	0
Independent Non-executive Directors				
BAO Youde (Chairman)	2/2	100%	0	0
CHEUNG Wing Yui*	2/2	100%	0	0
CHOW Wing Kin Anthony	2/2	100%	0	0
XIA Liping*	/	/	/	/

* Mr. Cheung Wing Yui was no longer a member of the nomination committee since August 16, 2007 and Mr. Xia Liping was appointed as member of the nomination committee on the same day.

MANAGEMENT COMMITTEES

The Executive Committee

In addition to the three board committees, the Company has also established an executive committee, which is the highest execution authority under the Board of Directors. The primary duty of the executive committee is to review the Company's internal business reports, the Company's policies in relation to investment and profit distribution and the Company's management policies, development plans and resources allocation plans. The executive committee is also responsible for making management decisions in relation to matters such as the material development strategies, business plans, financial systems and major promotions. In addition, the executive committee is also responsible for reviewing the business plans of the subsidiaries of the Company and to evaluate the financial performance of the subsidiaries. The Company has also established four special management committees under the executive committee, namely, an investment management committee, a budget committee, an investor relations management committee and a risk management committee.

The Investment Management Committee

The investment management committee oversees the investment-related operations of our Company and monitors the investment risk and prepares the relevant internal policies. The investment management committee is also responsible for preparing the Group's investment management policy and investment strategies. The investment management committee also formulates the Group's investment risk management policy and reviews the pricing policy of new products. The investment management committee is currently composed of 9 members with the chairman also being deputy director of the executive committee of the Company.

The Budget Committee

The budget committee leads and provides guidance on our strategic planning and conducts the overall budget management. The budget committee is responsible for determining our strategic planning, formulating the guidelines on strategic planning and approving the operating budgets prepared by each of our business units. In addition, the budget committee also monitors the implementation of our development strategy, annual budget and business plan. The budget committee is currently composed of 9 members with the chairman being the President of the Company.

The Investor Relations Management Committee

The investor relations management committee is responsible for formulating and amending guidelines for the Company's investor relations management; coordinating, providing guidance to and inspecting the operations of the investor relations department; supervising the collating and organizing of material information in relation to investor relations, and scrutinizing material information that is to be disclosed to the public; scrutinizing the external publication of news, and providing guidance as to responding to any adverse publicity by the media in relation to the Company's operations and activities; providing guidance on communications between shareholders; supervising and organizing road shows and meetings between investors and financial analysts; providing guidance on communicating with the Hong Kong Stock Exchange; organizing quarterly general meetings for the investor relations management committee; calling extraordinary meetings to deal with contingency matters; providing guidance on tracking unusual fluctuations in share price; and providing guidance on responding to assessments of the Company given by any assessment authority. The investor relations management committee is currently composed of 13 members with the chairman being the President of the Company.

The Risk Management Committee

The risk management committee is responsible for identifying and reviewing the major areas of risk across the Group and all of our operating principals, and for approving, and ensuring compliance with key financial, insurance, investment and operational risk management policies. The risk management committee is currently composed of 7 members with the chairman being the Chief Internal Auditor of the Company.

THE SUPERVISORY COMMITTEE

The primary functions and powers of the supervisory committee include, among others,

- verifying financial reports and other financial information which have been prepared by the Board of Directors and which are proposed to be presented at the shareholders' meetings;
- examining the Company's financial affairs; and
- monitoring compliance of Directors, Chief Executive Officer and other members of senior management of the Company with applicable laws, administrative regulations and the Articles of Association.

There are currently 9 Supervisors, 3 of whom are Independent Supervisors.

EMOLUMENT POLICY OF THE GROUP

The emolument policy of the Group is aimed at attracting, retaining and motivating talented individuals and achieving the Group's operational targets. The principle is to have clearly set incentive and performance-based remuneration which reflects market standards and is cost effective. The salary element of our employee's remuneration packages is generally determined based on the their job nature and position with reference to market standards; and any bonus element is generally determined based on performance so as to highlight achievements. Apart from salary and bonuses, employees also receive certain welfare benefits. However, given the different operational models, stages of development and market standards applicable to the sectors in which our several subsidiaries and units operate, the remuneration packages may be structured differently.

In addition, the Company also has in place a long term incentive plan mainly for the senior management personnel and certain key employees of outstanding performance.

The Group's emolument policy and objectives are aimed at the long run and being consistent, but will be adjusted depending on a number of factors, including changes to the market practice and stages of the Group's business development, so as to achieve the Group's operational targets.

Corporate Governance Report

As regards Directors, Executive Directors will receive remuneration determined according to the Group's emolument policy for rendering executive services to the Group; Independent Non-executive Directors will receive a Director's fee determined with reference to market standards in mainland and Hong Kong respectively; Non-executive Directors nominated by shareholders of the Company do not receive a Director's fee. Directors' fees are considered and recommended by the Remuneration Committee of the Board, and approved by shareholders in general meeting. Further details of Directors' remuneration are set out in note 45 to the financial statements.

SUMMARY OF THE COMPANY'S APPLICATION OF THE PRINCIPLES IN THE CODE ON CORPORATE GOVERNANCE PRACTICES

In order to better enable shareholders to evaluate how the Company has applied the principles in the Code on Corporate Governance Practices, below is a summary table setting forth a side-by-side comparison of the Code principles and the Company's application of them, in addition to the specific undertakings, corporate governance structure and endeavours of the Company for the year ended December 31, 2007 set out above.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
A.1 The Board	
An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer's affairs. Directors should take decisions objectively in the interests of the issuer.	The Company is headed by a dedicated, professional and accountable Board of Directors comprising of 19 outstanding individuals. Information on their background and experience has been set out on pages 10 to 13 of this annual report. The Board is responsible for the overall management of the Company and the Directors are under a duty to act in the interest of the Company and the shareholders. Details of the principal responsibilities of the Board have been set out on pages 38 to 39 of this annual report.
A.2 Chairman and Chief Executive Officer	
There are two key aspects of the management of every issuer – the management of the board and the day-to-day management of the issuer's business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.	Mr. Ma Mingzhe has occupied the positions of the Chairman of the Board and the Chief Executive Officer of the Company throughout the year ended December 31, 2007. Details of Mr. Ma's roles and reasons for non-separation of the roles have been set out on pages 37 to 38 of this annual report.
A.3 Board composition	
The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight. Under rule 3.10, every board of directors of a listed issuer must include at least three independent non-executive directors. Guidelines on independence of independent non-executive directors are set out in rule 3.13.	Each of the Directors, apart from being outstanding individuals with a wealth of experience in their respective fields, meets the qualifications required of a member of the senior management set by the CIRC, the regulatory body responsible for the supervision and regulation of the PRC insurance industry. During the year, the appointment of three Directors expired and were not renewed and there were three new appointments to the Board of Directors, which transition was carried out smoothly. Throughout the year ended December 31, 2007, the Board of Directors satisfied the requirements under the Listing Rules regarding the appointment of at least three Independent Non-executive Directors and complied with the requirement that at least one of these Directors should possess the appropriate professional qualifications or accounting or related financial management expertise. Each of our Independent Non-executive Directors meets the independence guidelines set out in Rule 3.13 of the Listing Rules.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
A.4 Appointments, re-election and removal	
There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.	The Company has established a nomination committee and a remuneration committee with written terms of reference. Details of the approach and procedure for appointment of new Directors have been set out on page 41 of this annual report. According to the Article 134 of the Company's Articles of Association, each Director shall be appointed for 3 years and subject to retirement and re-election thereafter.
A.5 Responsibilities of directors	
Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.	The Board of Directors meets regularly and each Director is avail of the assistance of the Company Secretaries. The same standard of care, skill and fiduciary duties are required of and expected from all Directors, executive or non-executive. The duties of the Directors as set out in the Company's Articles of Association are not differentiated between executive and non-executive Directors. Each Director fully understands and appreciates the same.
A.6 Supply of and access to information	
Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer.	The Articles of Association of the Company prescribes that all Directors must be given at least 14 days notice of a Board meeting, which notice shall include, among other things, the businesses to be considered and the agenda. Further, at the Board meetings, each item on the agenda was discussed and considered following a briefing in detail on the relevant matter by an appropriate individual closely supervising or handling that matter. Full minutes of each Board meeting were kept as a matter of proper record.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
B.1 The level and make-up of remuneration and disclosure	
An issuer should disclose information relating to its directors' remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration packages for all directors. Levels of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration.	The Company has established a remuneration committee with written terms of reference. Further information regarding the remuneration committee is set out on pages 40 to 41 of this annual report. In particular, the remuneration committee is delegated with the specific task of ensuring that no Director or any of his associates is involved in deciding his own remuneration. It is also a specific term of reference that where the remuneration of a member of the remuneration committee is to be considered, that member's remuneration should be determined by the other members of the committee. A description of the emolument policy and long-term incentive schemes of the Group as well as the basis of determining the emolument payable to the Directors as required by paragraph 24B of Appendix 16 to the Listing Rules have been set out on pages 43 and 160 to 161 of this annual report. In addition, Directors' fees and any other reimbursement or emolument payable as required by paragraph 24 of Appendix 16 to the Listing Rules have been disclosed in full on an individual and named basis on pages 156 to 157 of this annual report. The remuneration packages of all Directors were considered and recommended by the remuneration committee and reviewed and approved by and the shareholders at the general meeting.
C.1 Financial reporting	
The board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects.	The annual and interim results of the Company and other financial information were published in accordance with the requirements of the Listing Rules and other applicable regulations and industry best standards. When preparing the Company's financial reports, the Board of Directors had in mind the shareholders of the Company as the recipient and end-user and endeavoured to present such information in a comprehensible, informative and user-friendly manner.
C.2 Internal controls	
The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders' investment and the issuer's assets.	Throughout this corporate governance report, the Board of Directors seeks to set out the Company's corporate governance structure and policies, advice shareholders of the corporate governance undertakings of the Company and to demonstrate to shareholders value of such practices.
C.3 Audit Committee	
The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors. The audit committee established by an issuer pursuant to the Exchange Listing Rules should have clear terms of reference.	The Company has established an audit committee with written terms of reference. Further information regarding the audit committee is set out on page 40 of this annual report.

CODE PRINCIPLE		COMPANY'S APPLICATION OF CODE PRINCIPLE
D.1	**Management functions** An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.	Certain responsibilities and types of decisions are reserved for the Board of Directors as set out in the Company's Articles of Association. A summary of these matters have be included on pages 38 to 39 of this annual report. The Company's management is informed and educated of this separation of powers and authority and actively implements and preserves this corporate governance structure. In particular, Mr. Ma Mingzhe, being the Chairman of the Board of Directors and the Chief Executive Officer of the Company, is in a position to maintain a close communication channel between the Board and the management and to ensure that the separation of power and authority is maintained.
D.2	**Board Committees** Board committees should be formed with specific written terms of reference which deal clearly with the committees' authority and duties.	The Company has established an audit committee, a nomination committee and a remuneration committee with written terms of reference. Details of the roles and functions and the composition of these committees have been set out on pages 40 to 42 of this annual report.
E.1	**Effective communication** The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.	Apart from the information published and the announcements and circulars issued by the Company, the Company also maintains an "Investor Relations" section on its website at www.pingan.com.cn where materials relating to the Company's corporate governance structure, the Company's announcements, information regarding share performance and other financial information are available to shareholders. The Company has an investor relations team which reports ultimately to the Board of Directors. The Board welcomes and values shareholders' input. The two general meetings of the Company held during the year ended December 31, 2007 were attended by Directors at which shareholders were invited and encouraged to participate in discussions with the Directors.
E.2	**Voting by Poll** The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Exchange Listing Rules and the constitutional documents of the issuer.	Voting by poll is required under the Company's Articles of Association and the results of such polling was announced in accordance with the Listing Rules.

By order of the Board of Directors

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
March 19, 2008



Growing together with

ceaseless dedication



Management Discussion and Analysis



Management Discussion and Analysis[1]

GROUP'S CONSOLIDATED PERFORMANCE

The following is a summary of the consolidated results of the Group:

For the year ended December 31, (in RMB million)	**2007**	2006
Total income	**137,051**	88,198
Total expenses	**(115,047)**	(79,650)
Operating profit before tax	**22,004**	8,548
Net profit	**19,219**	8,000

The following table sets forth the breakdown of our net profit by business segment:

For the year ended December 31, (in RMB million)	**2007**	2006
Life insurance	**10,883**	5,704
Property and casualty insurance	**2,073**	1,048
Banking	**1,537**	71
Securities	**1,492**	609
Other businesses[1]	**3,234**	568
Net profit	**19,219**	8,000

(1) Other businesses mainly include corporate, trust business and asset management business.

Consolidated net profit increased 140.2% to RMB19,219 million in 2007 from RMB8,000 million in 2006. This increase was primarily due to the better performance across our portfolio of businesses and the strong total investment returns.

Our life insurance business, property and casualty insurance business, banking business and securities business accounted for approximately 56.6%, 10.8%, 8.0% and 7.8%, respectively, of our net profit in 2007.

Consolidated Investment Income

For the year ended December 31, (in RMB million, except percentages)	**2007**	2006
Net investment income	**15,257**	12,198
Net realized and unrealized gains	**36,487**	9,773
Total investment income	**51,744**	21,971
Net investment yield[1]	**4.5%**	4.3%
Total investment yield[1]	**14.1%**	7.7%

(1) Lease income from investment properties and interest income from cash and cash equivalents are included in the calculation of the above yields. Net foreign currency gains/losses on investment assets denominated in foreign currencies and investment income from banking business are excluded in the calculation of the above yields. Average investment assets used as the denominator are computed based on Modified Dietz method in principle.

Our net investment income increased 25.1% to RMB15,257 million in 2007 from RMB12,198 million in 2006. This increase was primarily due to the increase in our investment assets to RMB474,887 million as at December 31, 2007 from RMB332,164 million as at December 31, 2006. Net investment yield increased to 4.5% in 2007 from 4.3% in 2006. This increase was primarily due to the higher dividend income received from our equity investment funds.

1 Certain comparative figures have been reclassified or restated to comform to current year's presentation.

Our total investment income increased 135.5% to RMB51,744 million in 2007 from RMB21,971 million in 2006. Total investment yield increased to 14.1% in 2007 from 7.7% in 2006. These increases were primarily due to the strong performance in the PRC equity markets. In order to lock-in profits accumulated in previous periods, the realized investment gains increased significantly to RMB33,987 million whereby the total net realized and unrealized gains increased significantly to RMB36,487 million in 2007 from RMB9,773 million in 2006.

We continued to improve the asset allocation of our portfolio to capture the opportunities in the capital markets. As a result, our term deposits as a percentage of our total investment assets decreased to 7.0% as at December 31, 2007 from 17.8% as at December 31, 2006, and our equity investments increased to 24.7% as at December 31, 2007 from 13.5% as at December 31, 2006.

The following table presents our investment portfolio allocations among the major categories of our investments:

As at December 31, (in RMB million, except percentages)	2007 Carrying Value	2007 % of Total	2006 Carrying Value	2006 % of Total
Fixed maturity investments				
Term deposits[1]	**33,188**	**7.0%**	59,107	17.8%
Bond investments[1]	**191,023**	**40.2%**	187,334	56.4%
Other fixed maturity investments[1]	**2,411**	**0.5%**	1,381	0.4%
Equity investments[1][2]	**117,279**	**24.7%**	44,771	13.5%
Investment properties	**3,812**	**0.8%**	1,421	0.4%
Cash, cash equivalents and others	**127,174**	**26.8%**	38,150	11.5%
Total investments[3]	**474,887**	**100.0%**	332,164	100.0%

(1) These figures exclude items that are classified as cash and cash equivalents.
(2) Equity investments include equity investment funds, equity securities and investment in an associate.
(3) Investment assets exclude banking business.

Foreign Currency Losses

In 2007, Renminbi continued to appreciate against other major currencies, especially the U.S. Dollar. As a result, we experienced a net exchange loss of RMB501 million in 2007 as compared to a loss of RMB466 million in 2006.

LIFE INSURANCE BUSINESS

We conduct our life insurance business through our three subsidiaries, Ping An Life, Ping An Annuity and Ping An Health.

Results of Operations

The following is a summary of the results of our life insurance business:

For the year ended December 31, (in RMB million)	2007	2006
Gross written premiums, policy fees and premium deposits	**79,183**	68,202
Less: Premium deposits	**(19,270)**	(14,580)
Gross written premiums and policy fees	**59,913**	53,622
Net earned premiums	**58,984**	52,814
Investment income	**42,782**	19,402
Other income	**1,851**	875
Total income	**103,617**	73,091
Change in deferred policy acquisition costs	**8,820**	4,808
Claims and policyholders' benefits	**(82,741)**	(59,003)
Commission expenses of insurance operations	**(9,004)**	(6,559)
Foreign currency losses	**(510)**	(413)
General, administrative and other expenses	**(8,776)**	(6,039)
Total expenses	**(92,211)**	(67,206)
Income taxes	**(523)**	(181)
Net profit	**10,883**	5,704

Gross Written Premiums, Policy Fees and Premium Deposits

For the year ended December 31, 2007 (in RMB million)	Premiums and policy fees	Premium deposits	Total
Individual life			
New business			
First year regular premiums	10,927	3,696	14,623
First year single premiums	25	–	25
Short term accident and health premiums	1,816	–	1,816
Total new business	12,768	3,696	16,464
Renewal business	38,809	9,018	47,827
Total individual life	51,577	12,714	64,291
Bancassurance			
New business			
First year regular premiums	82	–	82
First year single premiums	314	6,556	6,870
Short term accident and health premiums	2	–	2
Total new business	398	6,556	6,954
Renewal business	280	–	280
Total bancassurance	678	6,556	7,234
Group insurance			
New business			
First year single premiums	4,463	–	4,463
Short term accident and health premiums	2,750	–	2,750
Total new business	7,213	–	7,213
Renewal business	445	–	445
Total group insurance	7,658	–	7,658
Total life insurance	59,913	19,270	79,183

For the year ended December 31, 2006 (in RMB million)	Premiums and policy fees	Premium deposits	Total
Individual life			
New business			
First year regular premiums	8,145	2,205	10,350
First year single premiums	34	–	34
Short term accident and health premiums	1,821	–	1,821
Total new business	10,000	2,205	12,205
Renewal business	35,870	7,091	42,961
Total individual life	45,870	9,296	55,166
Bancassurance			
New business			
First year regular premiums	66	–	66
First year single premiums	612	5,284	5,896
Short term accident and health premiums	2	–	2
Total new business	680	5,284	5,964
Renewal business	248	–	248
Total bancassurance	928	5,284	6,212
Group insurance			
New business			
First year regular premiums	1	–	1
First year single premiums	4,225	–	4,225
Short term accident and health premiums	2,122	–	2,122
Total new business	6,348	–	6,348
Renewal business	476	–	476
Total group insurance	6,824	–	6,824
Total life insurance	53,622	14,580	68,202

Individual Life Business. Gross written premiums, policy fees and premium deposits for our individual life business increased 16.5% to RMB64,291 million in 2007 from RMB55,166 million in 2006. This increase was primarily due to the 34.9% increase in first year premiums, policy fees and premium deposits to RMB16,464 million in 2007 from RMB12,205 million in 2006, as a result of the continued improvement in the quantity and productivity of our agency force. In addition, renewal premiums, policy fees and premium deposits for our individual life business increased 11.3% to RMB47,827 million in 2007 from RMB42,961 million in 2006.

Bancassurance Business. Gross written premiums, policy fees and premium deposits for our bancassurance business increased 16.5% to RMB7,234 million in 2007 from RMB6,212 million in 2006. This increase was primarily due to the launch of our new investment-linked products sold through our bancassurance channels.

Group Insurance Business. Gross written premiums, policy fees and premium deposits for our group insurance business increased 12.2% to RMB7,658 million in 2007 from RMB6,824 million in 2006. This increase was primarily due to our continued efforts to manage the growth of this business line to improve profit margin. We continued to focus on selling employee welfare benefit plans. As a result, gross written premiums and policy fees for our short-term accident and health insurance business increased 29.6% to RMB2,750 million in 2007 from RMB2,122 million in 2006.

Management Discussion and Analysis

Investment Income

Net investment income for our life insurance business increased 23.7% to RMB13,793 million in 2007 from RMB11,149 million in 2006. This increase was primarily due to the increase in investment assets to RMB364,268 million as at December 31, 2007 from RMB295,940 million as at December 31, 2006. Net investment yield for our life insurance business increased to 4.8% in 2007 from 4.5% in 2006.

Total investment income for our life insurance business increased 120.5% to RMB42,782 million in 2007 from RMB19,402 million in 2006. Total investment yield for our life insurance business increased to 14.2% in 2007 from 7.8% in 2006.

For the year ended December 31, (in RMB million, except percentages)	2007	2006
Net investment income	**13,793**	11,149
Net investment yield[1]	**4.8%**	4.5%
Total investment income	**42,782**	19,402
Total investment yield[1]	**14.2%**	7.8%

(1) Lease income from investment properties and interest income from cash and cash equivalents are included in the calculation of the above yields. Net foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields. Average investment assets used as the denominator are computed based on Modified Dietz method in principle.

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB8,820 million in 2007 as compared to RMB4,808 million in 2006. The bigger change in deferred policy acquisition costs was primarily due to the increase in first year premiums, policy fees and premium deposits from individual life business.

Claims and Policyholders' Benefits

Claims and policyholders' benefits increased 40.2% to RMB82,741 million in 2007 from RMB59,003 million in 2006. The following table summarizes total expenses pursuant to claims, surrenders, annuities, maturities and survival benefits, policyholders' dividends and provisions, interest credited to policyholder contract deposits, and increase in policyholders' reserves.

For the year ended December 31, (in RMB million)	2007	2006
Claims	**3,446**	2,975
Surrenders	**9,464**	6,527
Annuities	**2,894**	2,922
Maturities and survival benefits	**9,327**	3,167
Policyholders dividends and provisions	**3,514**	1,487
Interest credited to policyholder contract deposits	**1,175**	523
Increase in policyholders' reserves	**52,921**	41,402
Total claims and policyholders' benefits	**82,741**	59,003

Payments for claims increased 15.8% to RMB3,446 million in 2007 from RMB2,975 million in 2006. This increase was primarily due to the higher claims expense incurred for our short term accident and health products.

Payments for surrenders increased 45.0% to RMB9,464 million in 2007 from RMB6,527 million in 2006. This increase was primarily due to the increase in payments for surrenders of certain single premium participating products sold through our bancassurance channels.

Payments for maturities and survival benefits increased significantly to RMB9,327 million in 2007 from RMB3,167 million in 2006. This increase was primarily due to the increase in maturities and survival benefits paid as a result of the product features of certain individual life insurance products.

Payments for policyholder dividends and provisions increased significantly to RMB3,514 million in 2007 from RMB1,487 million in 2006. This increase was primarily due to the increase in sales of participating life policies and the higher dividend distribution as a result of better performance in investments for our participating products.

Payments for interest credited to policyholder contract deposits increased significantly to RMB1,175 million in 2007 from RMB523 million in 2006. This increase was primarily due to the increase in sales of universal life policies and better investment results.

The increase in policyholders' reserves was RMB52,921 million in 2007 as compared to RMB41,402 million in 2006. The bigger increase in policyholders' reserves was primarily due to the increase in gross written premiums and policy fees.

Commission Expenses

For the year ended December 31,	2007	2006
Commission expenses as a percentage of gross written premiums, policy fees and premium deposits	**11.4%**	9.6%

Commission expenses of insurance operations, which we paid primarily to our sales agents, increased 37.3% to RMB9,004 million in 2007 from RMB6,559 million in 2006. Commission expenses as a percentage of gross written premiums, policy fees, and premium deposits increased to 11.4% in 2007 from 9.6% in 2006. These increases were primarily due to the increase in sales of first year premiums, policy fees and premium deposits from individual life products, which have a relatively higher level of commission.

General, Administrative and Other Expenses

For the year ended December 31,	2007	2006
Business tax and surcharges	**1,507**	317
Other general, administrative expenses and other expenses	**7,269**	5,722
Total	**8,776**	6,039
General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits	**11.1%**	8.9%

General, administrative and other expenses increased 45.3% to RMB8,776 million in 2007 from RMB6,039 million in 2006. General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits increased to 11.1% in 2007 from 8.9% in 2006. These increases were primarily due to the significant increase in business tax and surcharges paid on realized investment gains and the increase in administrative expenses as a result of the increase in sales of first year premiums, policy fees and premium deposits.

Income Taxes

For the year ended December 31,	2007	2006
Effective tax rate	**4.6%**	3.1%

Income taxes increased significantly to RMB523 million in 2007 from RMB181 million in 2006. The effective tax rate increased to 4.6% in 2007 from 3.1% in 2006. These increases were primarily due to the increase of deferred income tax liabilities relating to the income taxes reported in the income statement.

Net Profit

As a result of the foregoing, the net profit from our life insurance business increased 90.8% to RMB10,883 million in 2007 from RMB5,704 million in 2006.

PROPERTY AND CASUALTY INSURANCE BUSINESS

We conduct our property and casualty insurance business through our two subsidiaries, Ping An Property & Casualty and Ping An Hong Kong.

Results of Operations

The following is a summary of the results of our property and casualty insurance business:

For the year ended December 31, (in RMB million)	2007	2006
Gross written premiums	**20,493**	16,074
Net earned premiums	**14,622**	10,312
Investment income	**2,449**	684
Other income	**1,115**	1,317
Total income	**18,186**	12,313
Change in deferred policy acquisition costs	**552**	672
Claims expenses	**(9,651)**	(7,178)
Commission expenses of insurance operations	**(2,003)**	(1,572)
Foreign currency losses	**(10)**	(16)
General, administrative and other expenses	**(4,313)**	(3,029)
Total expenses	**(15,425)**	(11,123)
Income taxes	**(688)**	(142)
Net profit	**2,073**	1,048

Combined Ratio

For the year ended December 31,	2007	2006
Expense ratio	**32.6%**	25.8%
Loss ratio	**66.0%**	69.6%
Combined ratio	**98.6%**	95.4%

Gross Written Premiums

For the year ended December 31, (in RMB million)	2007	2006
Automobile insurance	**14,319**	11,057
Non-automobile insurance	**5,087**	4,207
Accident and health insurance	**1,087**	810
Total gross written premiums	**20,493**	16,074

Gross written premiums increased 27.5% to RMB20,493 million in 2007 from RMB16,074 million in 2006. This increase in gross written premiums was primarily due to the significant growth in all three principal lines of our property and casualty insurance business.

Automobile Insurance Business. Gross written premiums attributable to our automobile insurance business increased 29.5% to RMB14,319 million in 2007 from RMB11,057 million in 2006. This increase was primarily due to the continued increase in demand for automobiles in the PRC and implementation of compulsory third party liability insurance.

Non-automobile Insurance Business. Gross written premiums attributable to our non-automobile insurance business increased 20.9% to RMB5,087 million in 2007 from RMB4,207 million in 2006. This increase was primarily due to the increase in sales of commercial property insurance. Gross written premiums attributable to our commercial property insurance increased 26.5% to RMB2,372 million in 2007 from RMB1,875 million in 2006.

Accident and Health Insurance Business. Gross written premiums attributable to our accident and health insurance business increased 34.2% to RMB1,087 million in 2007 from RMB810 million in 2006. This increase was primarily due to our continued focus on growing this line of business.

Investment Income

Net investment income for our property and casualty insurance business increased 20.4% to RMB567 million in 2007 from RMB471 million in 2006. This increase was primarily due to the higher dividend income received from our equity investment funds. Net investment yield for our property and casualty insurance business increased to 4.0% in 2007 from 3.7% in 2006.

Total investment income for our property and casualty insurance business increased significantly to RMB2,449 million in 2007 from RMB684 million in 2006. Our total investment yield for our property and casualty insurance business increased to 14.7% in 2007 from 5.3% in 2006.

For the year ended December 31, (in RMB million, except percentages)	**2007**	2006
Net investment income	**567**	471
Net investment yield(1)	**4.0%**	3.7%
Total investment income	**2,449**	684
Total investment yield(1)	**14.7%**	5.3%

(1) Lease income from investment properties and interest income from cash and cash equivalents are included in the calculation of the above yields. Net foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields. Average investment assets used as the denominator are computed based on Modified Dietz method in principle

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB552 million in 2007 as compared to RMB672 million in 2006. The smaller change in deferred policy acquisition costs was primarily due to the smaller increase in the percentage of acquisition cost that can be deferred in 2007 as compared to 2006.

Claims Expenses

For the year ended December 31, (in RMB million)	**2007**	2006
Automobile insurance	**7,768**	5,746
Non-automobile insurance	**1,321**	1,054
Accident and health insurance	**562**	378
Total claims	**9,651**	7,178

Total claims increased 34.5% to RMB9,651 million in 2007 from RMB7,178 million in 2006.

Claims attributable to our automobile insurance business increased 35.2% to RMB7,768 million in 2007 from RMB5,746 million in 2006. This increase was primarily due to the increase in gross written premiums.

Claims attributable to our non-automobile insurance business increased 25.3% to RMB1,321 million in 2007 from RMB1,054 million in 2006. This increase was primarily due to the increase in gross written premiums.

Claims attributable to our accident and health insurance business increased 48.7% to RMB562 million in 2007 from RMB378 million in 2006. This increase was primarily due to the increase in gross written premiums.

Commission Expenses

For the year ended December 31,	2007	2006
Commission expenses as a percentage of gross written premiums	**9.8%**	9.8%

Commission expenses of insurance operations increased 27.4% to RMB2,003 million in 2007 from RMB1,572 million in 2006. This increase was primarily due to the increase in gross written premiums. As a percentage of gross written premiums, commission expenses remained at 9.8% in 2007 as compared to 2006.

General, Administrative and Other Expenses

For the year ended December 31,	2007	2006
General, administrative and other expenses as a percentage of gross written premiums	**21.0%**	18.8%

General, administrative and other expenses increased 42.4% to RMB4,313 million in 2007 from RMB3,029 million in 2006. General, administrative and other expenses as a percentage of gross written premiums increased to 21.0% in 2007 from 18.8% in 2006. These increases were primarily due to the increase in gross written premiums and increased competition in the property and casualty insurance industry.

Income Taxes

For the year ended December 31,	2007	2006
Effective tax rate	**24.9%**	11.9%

Income taxes increased significantly to RMB688 million in 2007 from RMB142 million in 2006. The effective tax rate increased to 24.9% in 2007 from 11.9% in 2006. These increases were primarily due to the increase of taxable profit and deferred income tax liabilities relating to the income taxes reported in the income statement.

Net Profit

As a result of the foregoing, the net profit from our property and casualty insurance business increased 97.8% to RMB2,073 million in 2007 from RMB1,048 million in 2006.

BANKING BUSINESS

We conduct our banking business through our subsidiary, Shenzhen Ping An Bank. On June 16, 2007, the CBRC approved the merger of Shenzhen Commercial Bank and Ping An Bank. On June 27, 2007, the industrial and commercial registration procedures for the renaming of Shenzhen Ping An Bank were completed. After the merger, Shenzhen Ping An Bank has 1 management centre, 2 branches and 50 sub-branches and over 250 ATMs network across Shenzhen, Shanghai and Fuzhou.

Results of Operation

The following is a summary of the results of our banking business:

For the year ended December 31, (in RMB million)	2007	2006
Net interest income	**3,478**	112
Net fees and commission income	**112**	7
Investment income	**5**	44
Other income, net	**491**	21
Total operating income	**4,086**	184
Assets impairment losses	**(164)**	(2)
Net operating income	**3,922**	182
General, administrative and other expenses[1]	**(1,769)**	(86)
Profit before tax	**2,153**	96
Income taxes	**(616)**	(25)
Net profit	**1,537**	71

The net profit from our banking business increased significantly to RMB1,537 million in 2007 from RMB71 million in 2006. 2007 is the first full fiscal year results of operation after the acquisition of the former Shenzhen Commercial Bank on December 15, 2006. The increase in net profit from our banking business was primarily due to the full year profit contribution from Shenzhen Ping An Bank in 2007 as compared to the 15 days profit contribution from the then SZCB and insignificant full year profit contribution from Ping An Bank in 2006.

Besides, the 2007 operation results also reflected the one-off benefits of non-performing assets disposal and reversals of litigation provisions amounting to RMB418 million.

(1) General and administrative expenses included operating expenses, business tax and surcharges, other expenses and non-operating expenses.

Net Interest Income

For the year ended December 31, (in RMB million)	2007	2006
Interest income		
Loans and advances to customers	**3,200**	132
Balances with the central bank	**163**	5
Due from banks and other financial institutions	**646**	55
Bond interest income	**1,305**	–
Total interest income	**5,314**	192
Interest expenses		
Customers deposits	**(1,499)**	(47)
Due to banks and other financial institutions	**(337)**	(33)
Total interest expenses	**(1,836)**	(80)
Net interest income	**3,478**	112
Net interest spread (1)	**2.7%**	1.8%
Average interest earning assets balance (in RMB million)	**120,054**	5,365
Average interest bearing liabilities balance (in RMB million)	**113,162**	4,519

(1) Net interest spread represents the difference between the average yield on interest earning assets (excluding recovery of interest income on non-performing loans) and the average cost on interest bearing liabilities.

Net interest income increased significantly to RMB3,478 million in 2007 from RMB112 million in 2006. As discussed above, the significant increase in net interest income was primarily due to the full year contribution from Shenzhen Ping An Bank in 2007.

Net interest spread increased to 2.7% in 2007 from 1.8% in 2006. In 2006, Ping An Bank mainly engaged in foreign currency businesses and obtained funding from interbank market where funding cost was relatively higher. Besides, SZCB has only 15-days contribution to our banking business operation results is also another reason for the 1.8% net interest spread. With the full year impact of SZCB and subsequent merger with Ping An Bank, our banking business now has a mix of Renminbi and foreign currency banking business with over 3 million customers accounts. Accordingly, funding is now mainly sourced from customer deposits, which is a relatively low cost funding base. As a result, net interest spread improved to 2.7%.

Investment Income

Investment income from our banking business was RMB5 million in 2007 compared to RMB44 million in 2006. It was primarily due to unrealized losses on changes in fair values of trading investments and derivative financial instruments.

Other Income

Other income increased significantly to RMB491 million in 2007 from RMB21 million in 2006. This increase was primarily due to the one-off items including gain from non-performing assets disposals of RMB267 million and reversals of litigation provision of RMB151 million.

General, Administrative and Other Expenses

For the year ended December 31, (in RMB million)	2007	2006
General and administrative expenses	**1,490**	72
Business tax and surcharges	**179**	9
Other expenses and non-operating expenses	**100**	5
Total general, administrative and other expenses	**1,769**	86
Cost-to-income ratio [(1)]	**36.5%**	39.1%

(1) Cost-to-income ratio is defined as general and administrative expenses/operating income.

General, administrative and other expenses increased to RMB1,769 million in 2007 from RMB86 million in 2006. As discussed above, the significant increase in general, administrative and other expenses was primarily due to the full year contribution from Shenzhen Ping An Bank in 2007.

Cost-to-income ratio decreased to 36.5% in 2007 from 39.1% in 2006, as revenue growth outpaced expense growth during the year. We have committed to continue our investments in Shenzhen Ping An Bank to ensure successful reorganization and integration of Shenzhen Ping An Bank. Therefore, significant investments will still be made on key hiring, investment in IT infrastructure and re-branding.

Assets Impairment Loss

Our banking business recorded a write back of provision of RMB116 million in 2007 on the back of disposal of non-performing loans and marked improved loan quality in 2007.

Impairment losses on other assets were mainly attributed by impairment losses in respect of certain settled assets and investments in 2007.

Income Taxes

For the year ended December 31,	2007	2006
Effective tax rate	**28.6%**	26.0%

Income taxes increased to RMB616 million in 2007 from RMB25 million in 2006. The effective tax rate increased to 28.6% in 2007 from 26.0% in 2006. The increase of effective tax rate was primarily due to non-deductible of certain expenses mainly in respect of the disposal of non-performing assets in 2007 .

Loans and Advances Mix

As at December 31, (in RMB million)	2007	2006
Corporate loans	**36,142**	22,254
Discounted bills	**5,976**	12,634
Retail loans	**19,782**	14,038
Total loans and advances	**61,900**	48,926

Total loans and advances increased by 26.5% to RMB61,900 million as at December 31, 2007 from RMB48,926 million as at December 31, 2006. Corporate loans increased by 62.4% to RMB36,142 million and accounted for 58.4% of the total loans and advances as at December 31, 2007 (2006: 45.5%). Retail loans increased by 40.9% to RMB19,782 million and accounted for 32.0% of the total loans and advances as at December 31, 2007 (2006: 28.7%). As a result of the loan mix restructuring and asset and liability management, discounted bills decreased by 52.7% to RMB5,976 million as at December 31, 2007.

Deposits Mix

As at December 31, (in RMB million)	2007	2006
Corporate deposits	**96,941**	55,957
Retail deposits	**10,184**	11,345
Guaranteed deposits	**5,397**	5,494
Outward remittance and remittance outstanding	**531**	248
Total customer deposits	**113,053**	73,044

Total customer deposits increased by 54.8% to RMB113,053 million as at December 31, 2007 from RMB73,044 million as at December 31, 2006. Corporate deposits increased by 73.2% to RMB96,941 million and accounted for 85.7% of the total customer deposits as at December 31, 2007 (2006: 76.6%). Retail deposits decreased by 10.2% to RMB10,184 million and accounted for 9.0% of the total customer deposits as at December 31, 2007 (2006: 15.5%).

Loan Quality

As at December 31, (in RMB million, except percentages)	2007	2006
Pass	**58,370**	44,914
Special mention	**3,019**	910
Substandard	**296**	936
Doubtful	**167**	1,262
Loss	**48**	904
Total loans and advances	**61,900**	48,926
Total non performing loans	**511**	3,102
Non-performing loans ratio	**0.8%**	6.3%
Impairment provisions balance	**420**	2,343
Provisions coverage ratio	**82.2%**	75.5%

Loans quality has improved significantly in 2007. Non-performing loans ratio and amount dropped significantly from 6.3% to 0.8% and from RMB3,102 million to RMB511 million respectively. The decrease is primarily attributed by the disposal of non-performing loans of RMB2,354 million in 2007, successful bad loan collections and the low net flow rate from performing categories to non-performing categories.

Capital Adequacy

As at December 31, (in RMB million, except percentages)	2007	2006
Net capital	**6,209**	5,428
Net risk-weighted assets	**68,466**	45,551
Capital adequacy ratio (regulatory requirement >= 8%)	**9.1%**	11.9%
Core capital adequacy ratio (regulatory requirement >= 4%)	**9.1%**	12.0%

As at December 31, 2007, Shenzhen Ping An Bank's capital adequacy ratio and core capital adequacy ratios were comfortably above regulatory requirement at 9.1%.

SECURITIES BUSINESS

We conduct our securities business through our subsidiary, Ping An Securities.

Results of Operation

The following is a summary of the results of our securities business:

For the year ended December 31, (in RMB million)	2007	2006
Net fees and commission income	**1,671**	462
Investment income	**1,155**	336
Other income	**374**	479
Total operating income	**3,200**	1,277
Foreign currency losses	**(4)**	(2)
General, administrative and other expenses	**(1,308)**	(540)
Total operating expenses	**(1,312)**	(542)
Income taxes	**(396)**	(126)
Net profit	**1,492**	609

Net Fees and Commission Income

The following table sets forth the major components of net fees and commission income:

For the year ended December 31, (in RMB million)	2007	2006
Fees and commission income		
Brokerage fees	**1,556**	349
Underwriting commission income	**290**	82
Others	**53**	102
Total fees and commission income	**1,899**	533
Fees and commission expenses		
Brokerage fees paid	**(165)**	(29)
Others	**(63)**	(42)
Total fees and commission expenses	**(228)**	(71)
Net fees and commission income	**1,671**	462

Brokerage fees income from our brokerage business increased significantly to RMB1,556 million in 2007 from RMB349 million in 2006. This increase was primarily due to the significant increase in trading volume of the booming PRC stock market.

Underwriting commission income from our investment banking business increased significantly to RMB290 million in 2007 from RMB82 million in 2006. This increase was primarily due to the booming equity market and our business development efforts as an innovative securities company.

Total fees and commission expenses increased in line with the business growth. As a result, net fees and commission income increased significantly to RMB1,671 million in 2007 from RMB462 million in 2006.

Investment Income

For the year ended December 31, (in RMB million)	2007	2006
Net investment income	10	13
Net realized and unrealized gains	1,145	323
Total investment income	1,155	336

Investment income from our securities business increased significantly to RMB1,155 million in 2007 from RMB336 million in 2006. This increase was primarily due to the increase in realized investment gains from our proprietary trading business.

General, Administrative and Other Expenses

General, administrative and other expenses increased 142.2% to RMB1,308 million in 2007 from RMB540 million in 2006. This increase was primarily due to the increase in salaries and employee benefits and innovative business related expenses as we expanded our securities business in 2007.

Income Taxes

For the year ended December 31,	2007	2006
Effective tax rate	21.0%	17.1%

Income taxes increased significantly to RMB396 million in 2007 from RMB126 million in 2006. This increase was primarily due to the increase of taxable profit. The effective tax rate increased to 21.0% in 2007 from 17.1% in 2006.

Net Profit

As a result of the foregoing, the net profit from our securities business increased 145.0% to RMB1,492 million in 2007 from RMB609 million in 2006.

TRUST BUSINESS

We conduct our trust business through our subsidiary, Ping An Trust.

Results of Operation

The following is a summary of the results of our trust business:

For the year ended December 31, (in RMB million)	2007	2006
Net fees and commission income	380	91
Investment income	819	224
Other income	16	17
Total operating income	1,215	332
Assets impairment losses	(77)	11
Foreign currency losses	(1)	11
General, administrative and other expenses	(283)	(134)
Total operating expenses	(361)	(112)
Income taxes	(110)	(26)
Net profit	744	194

(1) The above figures are presented at company's level, where interests in subsidiaries are accounted for at cost.

Net Fees and Commission Income

The following table sets forth the major components of net fees and commission income:

For the year ended December 31, (in RMB million)	2007	2006
Fees and commission income		
Management fees of trust products	**511**	83
Commission income of custodian and other fiduciary activities	**118**	32
Others	**27**	8
Total fees and commission income	**656**	123
Fees and commission expenses		
Handling charges of trust products	**(245)**	(19)
Others	**(31)**	(13)
Total fees and commission expenses	**(276)**	(32)
Net fees and commission income	**380**	91

Total fees and commission income increased significantly to RMB656 million in 2007 from RMB123 million in 2006. This increase was primarily due to the significant increase in assets held under its management in 2007. As a result, management fees of trust products increased significantly to RMB511 million in 2007 from RMB83 million in 2006.

Total fees and commission expenses increased in line with the business growth. As a result, net fees and commission income increased significantly to RMB380 million in 2007 from RMB91 million in 2006.

Investment Income

For the year ended December 31, (in RMB million)	2007	2006
Net investment income	**187**	77
Net realized and unrealized gains	**632**	147
Total investment income	**819**	224

Investment income from our trust business increased significantly to RMB819 million in 2007 from RMB224 million in 2006. This increase was primarily due to the increase in realized investment gains.

General, Administrative and Other Expenses

General, administrative and other expenses increased 111.2% to RMB283 million in 2007 from RMB134 million in 2006. This increase was primarily due to the increase in salaries and employee benefits.

Income Taxes

For the year ended December 31,	2007	2006
Effective tax rate	**12.9%**	11.8%

Income taxes increased significantly to RMB110 million in 2007 from RMB26 million in 2006. This increase was primarily due to the increase of taxable profit. The effective tax rate increased to 12.9% in 2007 from 11.8% in 2006.

Net Profit

As a result of the foregoing, the net profit from our trust business increased significantly to RMB744 million in 2007 from RMB194 million in 2006.

LIQUIDITY AND FINANCIAL RESOURCES

Liquidity and financial resources are managed at the Group level on a consolidated basis. We are a holding company and, with the exception of investment management activities, do not conduct any significant business operations on our own. As a result, we depend upon dividends and distributions from our operating subsidiaries and return on our investment assets for substantially all of our operating cash flows.

In addition to cash and cash equivalents held by the Group, we have two additional sources of liquidity. They are liquid investments held for trading and short-term borrowings.

Liquid investments held for trading are listed or are traded in an active market and can be converted to cash easily without incurring significant charges.

The following table summarizes the carrying amount of liquid assets held by the Group:

As at December 31, (in RMB million)	**2007**	2006
Cash and cash equivalents	**94,058**	42,288
Held-for-trading investments	**36,568**	23,615
Total liquid assets	**130,626**	65,903

The Group utilizes short-term borrowings and assets sold under agreements to repurchase as part of the liquidity management for our daily operations. The following table summarizes the carrying amount of these arrangements:

As at December 31, (in RMB million)	**2007**	2006
Short-term borrowings	**3,894**	1,518
Assets sold under agreements to repurchase	**13,556**	13,436

The management believes that the liquid assets currently held, together with net cash generated from future operations, and the availability of short-term borrowings will enable the Group to meet its foreseeable cash requirements.

Capital Structure

Total equity increased to RMB113,851 million as at December 31, 2007 from RMB47,750 million as at December 31, 2006. This increase was primarily due to our issue of A shares in the PRC and our operating profit in 2007.

The Group had no material charges on its group assets.

Gearing Ratio

As at December 31,	**2007**	2006
Gearing ratio	**83.8%**	90.6%

The gearing ratio is computed by dividing the sum of total liabilities and minority interests by total assets.

Solvency Margin

The solvency margin ratio is a measure of capital adequacy for insurance companies. It is calculated by dividing the actual capital by the statutory minimum capital requirement. Under the applicable CIRC regulations, PRC insurance companies are required to maintain specified solvency margin ratios. As a general matter, the CIRC considers an insurance company with a solvency margin ratio of 100% or higher to be financially sound.

The following table sets forth the solvency margin ratios for Ping An Life and Ping An Property & Casualty:

As at December 31, (in RMB million, except percentages)	Ping An Life 2007	Ping An Life 2006	Ping An Property & Casualty 2007	Ping An Property & Casualty 2006
Actual capital	**45,218**	23,983	**4,895**	2,613
Minimum capital	**15,704**	13,096	**2,695**	1,990
Solvency margin ratio	**287.9%**	183.1%	**181.6%**	131.3%

Contractual Obligation and Other Commercial Commitments

The following table sets forth our aggregate contractual obligations and other commercial commitments for the periods specified:

As at December 31, (in RMB million)	2007	2006
Contractual commitments	**11,048**	5,707
Operating lease commitments	**1,160**	1,167

RISK MANAGEMENT

Approach to Risk Management

The Group regards risk management as a core discipline in our business practice. We are dedicated to developing and maintaining a risk management framework that governs the overall infrastructure of the Group's operations.

Members of the Risk Management Committee include the Vice Chief Executive Officer, the President, the Chief Actuary, the Chief Internal Auditor, the Chief Legal Officer, the Chief Information Officer, and the Vice Chief Financial Officer.

The committee meets three times per year to review the risk management progression. In these meetings, the risk management structure and major risk management issues are discussed. Potential new corporate strategic objectives are evaluated for their risk exposures; major risk events happened for the time interval between meetings are evaluated and development of new risk measurement techniques and risk control measures are presented and approved for implementation. Potential operational risk exposures observed from our internal audit reviews and external factors such as regulatory changes and accounting standards changes are also reviewed. Appropriate responses are formulated for the risk issues discussed. Lastly, the committee will review the appropriateness of measures implemented to address risk issues raised in prior meetings.

SZCB has been consolidated into the Group for a year, and it was renamed as Shenzhen Ping An Bank in June 2007. We will therefore quantify and disclose part of risk measures related to banking business in this section. Shenzhen Ping An Bank has continuously promoted risk management by the actions taken in the bank risk factors such as credit risk, market risk and operational risk. These actions include:

- Risk management team setting is completed. Departments were adjusted, established or already set up in accordance with different kinds of risks, and heads of these departments and other risk management professionals were recruited.

- Asset & Liability Committee was established to optimize the structure of assets and liabilities, implement continuous growth in net asset, and maximize the return on equity.

- Risk Policy Committee was established to charge with the responsibility of risk policies and procedures formulating on credit risk and market risk, and overseeing the implementation of risk management in such area. Operational Risk Management Committee established in the end of 2007, undertook the responsibility of operational risk management, which is transferred from Risk Policy Committee.

- BASEL II NEW Funding Protocol Oversight Project was started up in January 2008, Executive committee and project implementation team were established to formulate administrative arrangements and strategies, and oversee the implementation of such planning.

Insurance Product Risk

Insurance product risk is the risk of loss due to actual experience such as investment returns, expenses, taxes, mortality and morbidity claims, and policyholder behavior, emerging differently than what was assumed when the product was designed and priced.

The Group has an objective to manage insurance risk and reduce volatility of operating profits. The Group manages insurance risk through the following mechanisms:

- Management information systems are used to provide up to date, accurate and reliable data on risk exposure at any point in time.

- Actuarial models and statistical techniques are applied to aid in pricing decisions and monitor claims pattern.

- Guidelines are issued for underwriting insurance contracts and assuming insurance risks.

- Proactive claims handling procedures are followed to investigate and adjust claims, thereby preventing settlement of dubious or fraudulent claims.

- Reinsurance is used to limit the Group's exposure to large claims and catastrophes by placing risk with reinsurers providing high security.

- Diversification is accomplished by achieving sufficiently large population of risks to reduce the variability of the expected outcome. The diversification strategy seeks to ensure that underwritten risks are well diversified in terms of type and amount of risk, industry and geography.

- The mix of insurance assets is developed to match the nature and term of insurance liabilities. The management of assets and liabilities is closely monitored to attempt to match the expected pattern of claim payments with the maturity dates of assets.

Asset and Liability Mismatching Risk

Asset and liability mismatching risk is the risk of loss due to the Group's inability to match its assets with its liabilities on the basis of both duration and investment return.

The Group's asset and liability management includes processes and models built to measure the sensitivity of net income and shareholders' equity under various deterministic interest rate scenarios. The scenarios and assumptions used are reviewed and updated periodically. Insights gained through the analysis are used to measure the risk exposures and capital position of the Group.

Under the current regulatory and market environment, the Group is unable to invest in assets with a duration of sufficient length to match the duration of its life insurance liabilities. When the regulatory and market environment permits, the Group intends to gradually lengthen the duration of its assets.

Market Risk

Market risk is the risk of potential loss that may result from changes in the value of a financial instrument as a result of changes in interest rates, market prices, foreign currency exchange rates and other market price-related factors. Under the current PRC regulatory and market environment, there is a lack of financial instruments available for the Group to hedge its market risk exposures efficiently. The Group controls its market risk exposures by setting a maximum risk exposure for each class of assets. When setting these limits, significant consideration is placed on the Group's risk appetite and impact on the Group's financial condition. These limits also take into account the Group's asset-liability management strategy.

The Group utilizes various techniques to quantify the market risk exposure, including sensitivity analysis and Value-at-Risk ("VaR") computation. VaR is a summary statistical measure that uses historical market prices and estimates the maximum loss over a target horizon such that there is a low, pre-specified probability that the actual loss will be larger. However, the utilization of the VaR technique under the current PRC market environment has its limitations due to the lack of reliable historical financial data.

Market Risk – Interest Rate Risk

Fixed maturity securities held by the Group are exposed to interest rate risks. These investments are substantially represented by bond investments that are recorded at fair value in the balance sheet.

The Group uses sensitivity analysis to estimate its risk exposure. Interest rate sensitivity is estimated by assuming a 50 basis points parallel shift in the government bond yield curve.

Risk measures related to banking business will be quantified and disclosed in this part.

As at December 31, 2007 (in RMB million)	Change in interest rate	Decrease in profit	Decrease in equity
Bond investments held-for-trading and available-for-sale	+50 basis point	153	2,728

Market Risk – Market Price Risk

Listed equity investments held by the Group are exposed to market price risks. These investments are substantially represented by equity securities and equity investment funds.

The Group uses the 10-day market price VaR technique to estimate its risk exposure. Market price VaR is computed as (equity securities/equity investment funds valued at market price x 10-day worst market fluctuation at 99% level).

Risk measures related to bank business will be quantified and disclosed in this part.

As at December 31, 2007 (in RMB million)	Impact on equity
Equity securities and equity investment funds held-for-trading and available-for-sale	14,495

Market Risk – Foreign Currency Risk

Foreign currency denominated investments held by the Group are exposed to foreign currency risks. These assets include monetary assets, such as deposits and bonds held in foreign currency, and non-monetary assets measured at fair value, such as stocks and funds held in foreign currency. The Group's foreign currency denominated liabilities are also exposed to fluctuations in exchange rates. These liabilities include monetary liabilities, such as loans, customers' deposits and claim reserves denominated in foreign currency, and non-monetary liabilities measured at fair value. The exposures to fluctuations in exchange rates from the above assets and liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and liabilities and non-monetary assets and liabilities measured at fair value.

Risk measures related to bank business will be quantified and disclosed in this part.

As at December 31, 2007 (in RMB million)	Decrease in profit	Decrease in equity
Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities and non-monetary assets and liabilities measured at fair value against the Renminbi	504	2,013

Credit Risk

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make any payment of principal or interest when due.

The Group is exposed to credit risks primarily associated with its term deposits arrangements with commercial banks and loans to third parties from its banking operations.

To evaluate credit risk properly, the Group has established an internal credit rating system. The counterparties' ratings are reviewed at least annually through the system or whenever a credit event occurs.

The Group quantifies its credit risk exposure by assigning expected default rates and expected recovery rates of relevant credit grades for commercial banks and bond issuing companies. Credit risk is computed as (principal amount + outstanding interests) x default rate x (1 – recovery rate).

Risk measures related to banking business will not be quantified and disclosed in this part.

As at December 31, 2007 (in RMB million)	Impact on profit
Term deposits placed with commercial banks and loans to external third parties	321

Operational Risk

Operational risk is the risk of loss resulting from internal operation failures or uncontrollable external events. Internal operation failures occur due to inadequate or failed internal processes (process risks), system failure (system risks), and human performance failure (people risks). Uncontrollable external events that contribute to operational risks are mainly due to legal matters or changes in the regulatory requirements, accounting standards and tax laws.

For internal operational risks, a proactive approach has been taken to implement appropriate and sufficient preventive controls, detective controls and damage limitation controls. These controls are embedded into the business processes, system operations and human performance. Rigorous checks on the reliability of the controls are performed by our internal and external audit functions. Our audit committee reviews the reports from our internal and external auditors to ensure that appropriate measures are taken to address control weaknesses detected. For the uncontrollable external events, our Legal Department, Finance Department and Planning and Actuarial Department monitor changes in regulatory requirements, accounting standards and tax laws closely.

INDEPENDENT ACTUARIES REVIEW OPINION REPORT ON THE EMBEDDED VALUE DISCLOSURES

To the directors of
Ping An Insurance (Group) Company of China, Ltd.

We have reviewed the accompanying Embedded Value disclosures of Ping An Insurance (Group) Company of China, Ltd. ("the Company") as set out in the Company 2007 Year-end annual report ("the Disclosures"). The Disclosures comprise: the Economic Value, which is the Embedded Value as at 31 December 2007 and the Value of one year's new business after the cost of solvency ("the New Business Value"); the Methodology and Assumptions; New Business Volumes and Business Mix; Embedded Value Movement; and Sensitivity Analysis.

The Embedded Value and the New Business Value have been prepared in accordance with Embedded Value Principles specified in the "Guideline On Preparing the Life Insurance Embedded Value" published by the Chinese Insurance Regulatory Commission in September 2005 as described on, and using the methodology and assumptions ("the Embedded Value basis") as set out in the Disclosures.

The components of the Economic Value are calculated, prepared and presented by the Company. Our responsibility, as independent actuaries, is to express an opinion as to whether the Economic Value in the Disclosures has been properly determined in accordance with the Embedded Value basis.

BASIS OF OUR OPINION

In conducting our review, we have carried out a combination of reasonableness checks, analytical reviews and tests of computational accuracy as we considered necessary to provide reasonable assurance that the Economic Value has been properly determined in accordance with the Embedded Value basis. We have relied upon audited and unaudited data supplied to us by the Company.

The calculation of the Economic Value requires numerous assumptions and projections about future experience, including economic and other financial conditions, many of which are outside the Company's control. Therefore actual experience is likely to deviate from that assumed and variances from the projected Economic Value are to be expected.

OPINION

In our opinion:

- The assumptions used to assess the value of the in-force business, the cost of holding the required solvency margin and the value of one year's new business as of the year ended 31 December 2007 are reasonable, and
- The calculations have been carried out in accordance with the Embedded Value basis, the sample calculations which we checked were satisfactory and overall results are reasonable.

We also confirm that the embedded value information disclosed in the Company's 2007 Year-end annual report is consistent with the information we have reviewed.

Ernst & Young Advisory Services Limited
Hong Kong, China

Xiaojing Zhao, *Actuary*
March 19, 2008

Embedded Value

In order to provide investors with an additional tool to understand our economic value and business performance results, the Company has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Company's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

According to the related provisions of the Rules for the Compilation of Information Disclosures by the Companies Offering Securities to the Public (No. 4) – Special Provisions on Information Disclosures by Insurance Companies, the Company has engaged Ernst & Young Advisory Services Limited to review the reasonableness of the methodology, the assumptions and the calculation results of the Company's embedded value as at December 31, 2007.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Company is measured by the value of the Company's shares on any particular day. In valuing the Company's shares, investors take into account a variety of information available to them and their own investment criteria. Therefore, these calculated values should not be constructed as a direct reflection of the actual market value.

(1) COMPONENTS OF ECONOMIC VALUE

(in RMB million)	31 December, 2007	31 December, 2006
Risk discount rate	**Earned Rate/11.5%**	Earned Rate/12%
Adjusted net asset value	**107,032**	46,282
Adjusted net asset value of life insurance business	**30,128**	19,056
Value of in-force insurance business written prior to June 1999	**(9,058)**	(20,932)
Value of in-force insurance business written since June 1999	**61,921**	48,011
Cost of holding the required solvency margin	**(9,585)**	(7,788)
Embedded value	**150,311**	65,573
Embedded value of life insurance business	**73,407**	38,347

(in RMB million)	31 December, 2007	31 December, 2006
Risk discount rate	**11.5%**	12%
Value of one year's new business	**8,254**	6,007
Cost of holding the required solvency margin	**(1,067)**	(875)
Value of one year's new business after cost of solvency	**7,187**	5,132

Note: Figures may not be additive due to rounding.

The adjusted net asset value is based on the audited shareholders net assets of the Company and the relative life insurance business as measured on the PRC statutory basis. The relative life insurance business includes business conducted through Ping An Life, Ping An Annuity and Ping An Health. The values placed on certain assets have been adjusted to the market value.

(2) KEY ASSUMPTIONS

The assumptions used in the embedded value calculation in 2007 have been made on a "going concern" basis, assuming continuation of the economic and legal environment currently prevailing in the PRC. The statutory reserving basis and solvency margin requirement were assumed in the calculation. Certain portfolio assumptions were based on the Company's own recent experience as well as considering the more general PRC market and other life insurance markets' experience. The principal bases and assumptions used in the calculation are described below:

1. Risk Discount Rate

The non investment-linked fund's earned rate or 11.5% has been assumed in each future year as the discount rate for the in-force life insurance business. The earned rate is the investment return adjusted for tax paid. This specific discount rate approach for the in-force business is to avoid understating the effect of losses arising from those high interest rate guaranteed products we sold prior to June 1999. A level of 11.5% has been assumed in each future year for the calculation of one-year's new business value.

2. Investment Returns

Future investment returns have been assumed to be 5.0% in 2008 and to increase by 0.1% every year to 5.5% in 2013 and thereafter for the non investment-linked fund. For the investment-linked fund, future investment returns have been assumed to be 5.5% in 2008 and to increase by 0.1% every year to 6.0% in 2013 and thereafter. These returns have been derived by consideration of the current capital market condition, the Company's current and expected future asset allocations and associated investment returns for a range of major asset classes.

3. Taxation

A 25% average income tax rate has been assumed. It is also assumed that 18% of investment returns can be exempted from income tax. In addition, a 5.5% business tax rate has been applied to the gross written premiums of the short-term accident insurance business.

4. Mortality

The experience mortality rates have been based on 65% and 65% of China Life (2000-2003) table for male and female respectively for non annuitants. For annuitants, the experience mortality rates since the grant period have been based on 45% and 40% of China Life Annuity (2000-2003) table for male and female respectively.

5. Morbidity

Morbidity assumptions have been based on the Company's own pricing table. The loss ratios have been assumed to be in the range of 15% and 85% for short term accident and health insurance business.

6. Discontinuances

Policy discontinuance rates have been based on the Company's recent experience studies. The discontinuance rates are dependent on the pricing interest rate and the product type.

7. Expenses

Expenses assumptions have been based on the Company's most recent expenses investigation. For calendar year 2007, the assumed expenses and commissions equated to around 85% of the expenses allowance priced into the products. The unit maintenance expenses were assumed to increase at 2% per annum.

8. Policyholder Dividends

Policyholder dividends have been based on 80% of the interest and mortality surplus for individual life and bancassurance participating business. For group life participating business, dividends have been based on 80% of interest surplus only.

(3) NEW BUSINESS VOLUMES AND BUSINESS MIX

The volume of new business sold and modeled during 2007 to calculate the value of one year's new business was RMB29,926 million in terms of first year premium. The mix of the new business measured by first year premium was:

	Percentage
Individual life	**50.7%**
Long-term business	49.0%
Short-term business	1.7%
Group life	**26.0%**
Long-term business	16.9%
Short-term business	9.1%
Bancassurance	**23.3%**
Long-term business	23.3%
Total	**100.0%**

Note: Figures may not be additive due to rounding.

(4) EMBEDDED VALUE MOVEMENT

The table below shows how the embedded value grew to RMB150,311 million as at December 31, 2007.

(in RMB million)	2007	Description
Embedded value of life insurance business as at December 31, 2006	**38,347**	
Expected return on year-start embedded value	3,011	Expected growth of embedded value occurred in 2007.
Value of one-year new business	7,880	The contribution came from new business sold during 2007 and discounted at earned rate/11.5%.
Assumption and modeling changes	5,486	Assumption changes, such as investment return, lapse rates, tax rate and statutory reserve valuation interest rates changes increased embedded value on an aggregate basis.
Risk discount rate changes	1,614	Risk discount rate changed from earned rate/12.0% to earned rate/11.5%.
Market value adjustment	8,577	The market value adjustment of relative investments increased due to unrealized capital gains.
Investment return variance	11,658	Actual investment return in 2007 was higher than the assumed return.
Other experience variances	1,004	Other positive variances between actual experience and assumptions.
Embedded value of life insurance business before capital changes	**77,577**	Embedded value before impact of capital change increased by 102.3%.
Capital injection	200	Capital injection to Ping An Annuity from the Group
Shareholder dividends	(4,370)	Dividends paid to shareholders by Ping An Life.
Embedded value of life insurance business as at December 31, 2007	**73,407**	

(4) EMBEDDED VALUE MOVEMENT (Continued)

(in RMB million)	2007	Description
Adjusted net asset value of other business as at December 31, 2006	**27,226**	
Net Profit of other businesses	7,750	
Market value adjustment and other adjustments	2,665	
Adjusted net asset value of other business as at December 31, 2007 before capital changes	**37,641**	
Dividends received from Ping An Life	4,326	Dividends paid to the Group by Ping An Life.
Capital injection	38,222	A share IPO net proceeds.
Shareholder dividends	(3,085)	Dividends paid to shareholders.
Capital investment	(200)	Capital injection to Ping An Annuity.
Adjusted net asset value of other business as at December 31, 2007	**76,904**	
Embedded value as at December 31, 2007	**150,311**	
Embedded value per share as at December 31, 2007 (in RMB)	**20.5**	

Note: Figures may not be additive due to rounding.

(5) SENSITIVITY ANALYSIS

The Company has investigated the effect, on the value of in-force business and the value of one year's new business, of certain independently varying assumptions regarding future experience. Specifically, the following changes in assumptions have been considered:

- Risk discount rate
- Assumptions used in 2006 valuation
- Investment return increased by 50 basis points every year
- Investment return decreased by 50 basis points every year
- A 10% reduction in mortality and morbidity for assured lives
- A 10% reduction in policy discontinuance rates
- A 10% reduction in maintenance expenses
- A 5% increase in the policyholders' dividend payout ratio
- Solvency margin at 150% of the regulatory level

(in RMB million)	Risk Discount Rate			
	Earned Rate/11.0%	Earned Rate/11.5%	Earned Rate/12.0%	11.5%
Value of in-force business	44,971	43,279	41,664	44,961
	11.0%	11.5%	12.0%	Earned Rate/11.5%
Value of one year's new business	7,568	7,187	6,832	7,880

Assumptions (in RMB million)	Value of in-force business	Value of one year's new business
Central case	43,279	7,187
Assumptions used in 2006 valuation	28,619	7,070
Investment return increased by 50bp every year	53,292	7,561
Investment return decreased by 50bp every year	30,979	6,820
10% reduction in mortality and morbidity rates	43,593	7,306
10% reduction in policy discontinuance rates	44,604	7,513
10% reduction in maintenance expense	44,132	7,321
5% increase in the policyholders' dividend payout ratio	41,758	7,018
Solvency margin at 150% of the regulatory level	38,196	6,654

Note: Risk discount rates were earned rate/11.5% and 11.5% for in-force business and new business respectively.

Independent Auditors' Report

To the shareholders of
Ping An Insurance (Group) Company of China, Ltd.

We have audited the consolidated financial statements of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (collectively the "Group") set out on pages 78 to 162 which comprise the consolidated and company balance sheets as at December 31, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2007 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

18/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

March 19, 2008

Consolidated Income Statement

For the year ended December 31, 2007

(in RMB million)	Notes	2007	2006
Gross written premiums and policy fees	7	**80,406**	69,696
Less: Premiums ceded to reinsurers		**(4,298)**	(4,271)
Net written premiums and policy fees		**76,108**	65,425
Increase in unearned premium reserves, net		**(2,502)**	(2,299)
Net earned premiums		**73,606**	63,126
Reinsurance commission income		**1,167**	1,549
Interest income of banking operations	8	**5,314**	192
Other fees and commission income	9	**2,616**	657
Investment income	10	**51,744**	21,971
Share of profit or loss of associates		**4**	–
Other income	11	**2,600**	703
Total income		**137,051**	88,198
Change in deferred policy acquisition costs	26	**9,372**	5,480
Claims and policyholders' benefits	12	**(92,392)**	(66,181)
Commission expenses of insurance operations		**(10,854)**	(8,078)
Interest expenses of banking operations	8	**(1,565)**	(80)
Other fees and commission expenses	9	**(570)**	(92)
Loan loss provisions, net of reversals	22	**118**	(3)
Foreign currency losses		**(501)**	(466)
General and administrative expenses		**(18,655)**	(10,230)
Total expenses		**(115,047)**	(79,650)
Operating profit before tax	13	**22,004**	8,548
Income taxes	14	**(2,785)**	(548)
Net profit		**19,219**	8,000
Attributable to:			
– Equity holders of the parent		**18,688**	7,838
– Minority interests		**531**	162
		19,219	8,000
		RMB	RMB
Earnings per share for net profit attributable to equity holders of the parent – basic	16	**2.61**	1.27

The accompanying notes form an integral part of these financial statements.

Consolidated Balance Sheet

As at December 31, 2007

(in RMB million)	Notes	2007	2006
ASSETS			
Balances with central bank and statutory deposits	17	**20,794**	9,234
Cash and amounts due from banks and other financial institutions	18	**87,859**	95,912
Fixed maturity investments	19	**274,241**	213,041
Equity investments	20	**128,931**	46,729
Derivative financial assets	21	**177**	21
Loans and advances to customers	22	**63,125**	49,152
Investment in associates	23	**1,472**	176
Premium receivables	24	**4,434**	2,939
Reinsurance assets	25	**4,880**	4,130
Policyholder account assets in respect of insurance contracts		**34,871**	20,961
Policyholder account assets in respect of investment contracts		**4,622**	3,971
Deferred policy acquisition costs	26	**41,305**	31,866
Investment properties	27	**3,882**	1,528
Property and equipment	28	**8,165**	4,766
Intangible assets	29	**4,400**	1,484
Deferred income tax assets	38	**87**	417
Other assets and receivables	30	**8,053**	8,108
Total assets		**691,298**	494,435
EQUITY AND LIABILITIES			
Equity			
Share capital	31	**7,345**	6,195
Reserves	32	**81,322**	29,703
Retained profits	32	**23,155**	10,477
Equity attributable to equity holders of the parent		**111,822**	46,375
Minority interests		**2,029**	1,375
Total equity		**113,851**	47,750
Liabilities			
Due to banks and other financial institutions	33	**14,644**	5,138
Assets sold under agreements to repurchase	34	**13,556**	13,436
Derivative financial liabilities	21	**189**	178
Customer deposits	35	**91,925**	75,960
Insurance contract liabilities	36	**416,474**	329,541
Investment contract liabilities for policyholders	37	**5,421**	4,233
Policyholder dividend payable and provisions		**7,006**	4,107
Income tax payable		**807**	691
Deferred income tax liabilities	38	**6,369**	1,657
Other liabilities	39	**21,056**	11,744
Total liabilities		**577,447**	446,685
Total equity and liabilities		**691,298**	494,435

The accompanying notes form an integral part of these financial statements.

MA Mingzhe	**CHEUNG Chi Yan Louis**	**SUN Jianyi**
Director	*Chief Financial Officer and Director*	*Director*

Consolidated Statement of Changes in Equity

For the year ended December 31, 2007

		Equity attributable to equity holders of the parent								
			Reserves							
(in RMB million)	Notes	Share capital	Capital reserve	Surplus reserve fund	General reserve	Net unrealized gains	Foreign currency translation differences	Retained profits	Minority interests	Total
As at January 1, 2007		6,195	14,835	6,126	517	8,250	(25)	10,477	1,375	47,750
Issue of new shares		1,150	37,720	-	-	-	-	-	-	38,870
Share issue expenses		-	(648)	-	-	-	-	-	-	(648)
Net profit for 2007		-	-	-	-	-	-	18,688	531	19,219
Net gains on available-for-sale investments		-	-	-	-	38,003	-	-	380	38,383
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	(20,676)	-	-	(207)	(20,883)
Deferred tax recognized, net	14	-	-	-	-	(3,403)	-	-	(34)	(3,437)
Dividends declared	15	-	-	-	-	-	-	(3,085)	-	(3,085)
Appropriations to statutory reserve	32	-	-	1,509	-	-	-	(1,509)	-	-
Appropriations to general reserves	32	-	-	-	1,422	-	-	(1,422)	-	-
Transfer of surplus reserve fund		-	-	(6)	-	-	-	6	-	-
Changes in subsidiaries		-	-	-	-	-	-	-	50	50
Currency translation adjustments		-	-	-	-	-	(17)	-	-	(17)
Dividends for minority interests		-	-	-	-	-	-	-	(43)	(43)
Shadow accounting adjustment	26, 36	-	-	-	-	(2,285)	-	-	(23)	(2,308)
As at December 31, 2007		7,345	51,907	7,629	1,939	19,889	(42)	23,155	2,029	113,851

		Equity attributable to equity holders of the parent									
			Reserves								
(in RMB million)	Notes	Share capital	Capital reserve	Surplus reserve fund	Statutory public welfare fund	General reserve	Net unrealized gains	Foreign currency translation differences	Retained profits	Minority interests	Total
As at January 1, 2006		6,195	14,835	4,743	783	430	715	(13)	5,308	526	33,522
Net profit for 2006		-	-	-	-	-	-	-	7,838	162	8,000
Net gains on available-for-sale investments		-	-	-	-	-	15,271	-	-	152	15,423
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	-	(2,996)	-	-	(30)	(3,026)
Deferred tax recognized, net	14	-	-	-	-	-	(1,330)	-	-	(13)	(1,343)
Dividends declared	15	-	-	-	-	-	-	-	(1,982)	-	(1,982)
Appropriations to statutory reserve	32	-	-	600	-	-	-	-	(600)	-	-
Appropriations to general reserves	32	-	-	-	-	87	-	-	(87)	-	-
Change in equity interests in subsidiaries		-	-	-	-	-	-	-	-	54	54
Transfer of surplus reserve fund		-	-	783	(783)	-	-	-	-	-	-
Acquisition of minority interests		-	-	-	-	-	-	-	-	617	617
Currency translation adjustments		-	-	-	-	-	-	(12)	-	(4)	(16)
Dividends for minority interests		-	-	-	-	-	-	-	-	(55)	(55)
Shadow accounting adjustment	26, 36	-	-	-	-	-	(3,410)	-	-	(34)	(3,444)
As at December 31, 2006		6,195	14,835	6,126	-	517	8,250	(25)	10,477	1,375	47,750

The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended December 31, 2007

(in RMB million)	Notes	2007	2006
Net cash from operating activities	44	**26,134**	44,925
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of investment properties, property and equipment, and intangible assets		**(4,646)**	(1,860)
Proceeds from disposal of investment properties, property and equipment, and intangible assets		**1,153**	406
Increase of investments, net		**(36,773)**	(39,205)
Term deposits withdrawal, net		**20,447**	9,526
Cash inflow/(outflow) in acquisition of subsidiaries	5	**(741)**	4,351
Cash inflow/(outflow) in purchases of assets under agreements to resell		**(6,807)**	457
Interest received		**11,847**	9,519
Dividends received		**5,845**	2,486
Rentals received		**299**	117
Net cash outflow from investing activities for policyholders' accounts		**(206)**	(9,609)
Net cash used in investing activities		**(9,582)**	(23,812)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share issued		**38,222**	-
Proceeds from sales in assets sold under agreements to repurchase, net		**113**	6,043
Proceeds from borrowed funds		**3,278**	1,502
Interest paid		**(1,521)**	(203)
Capital injected into subsidiaries by minority interests		**-**	76
Dividends paid		**(3,080)**	(2,097)
Net cash inflow/(outflow) from financing activities for policyholders' accounts		**(712)**	506
Net cash from financing activities		**36,300**	5,827
Net increase in cash and cash equivalents		**52,852**	26,940
Net foreign exchange differences		**(207)**	(67)
Cash and cash equivalents at beginning of year		**43,651**	16,778
Cash and cash equivalents at end of year	43	**96,296**	43,651

The accompanying notes form an integral part of these financial statements.

As at December 31, 2007

(in RMB million)	Notes	2007	2006
ASSETS			
Cash and amounts due from banks and other financial institutions		**41,148**	3,916
Fixed maturity investments		**9,389**	5,459
Equity investments		**4,798**	4,226
Investments in subsidiaries	23	**17,868**	17,368
Property and equipment		**85**	69
Other assets		**160**	586
Total assets		**73,448**	31,624
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the Company			
Share capital	31	**7,345**	6,195
Reserves	32	**58,245**	21,941
Retained profits		**5,934**	1,686
Total equity		**71,524**	29,822
Liabilities			
Dividends payable to shareholders		**–**	78
Due to banks and other financial institutions		–	820
Other liabilities		**1,924**	904
Total liabilities		**1,924**	1,802
Total equity and liabilities		**73,448**	31,624

The accompanying notes form an integral part of these financial statements.

As at December 31, 2007

1. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company's principal subsidiaries are mainly engaged in the provision of life insurance, property and casualty insurance, banking and other financial services.

The registered address of the Company is Ping An Building, Ba Gua No. 3 Road, Shenzhen, the PRC.

The principal structure and business of the Company and its subsidiaries (collectively the "Group") changed during 2007 as follows:

(1) By January 1, 2007, China Ping An Trust & Investment Co., Ltd. ("Ping An Trust") completed the acquisition of 99% equity interest in Shenzhen CITIC City Plaza Investment Co., Ltd ("Shenzhen CITIC Plaza"). The paid-up capital of Shenzhen CITIC Plaza is RMB20 million.

(2) By June 26, 2007, Shenzhen Commercial Bank Co., Ltd. ("SZCB") completed the acquisition of 100% equity interest in Ping An Bank Limited ("Ping An Bank") from Ping An Trust and the minority investor of Ping An Bank. Subsequent to the acquisition, SZCB was renamed as Shenzhen Ping An Bank Co., Ltd. ("Shenzhen Ping An Bank") on June 27, 2007. Ping An Bank completed de-registration of its business license on August 6, 2007.

(3) On November 30, 2007, Profaith International Investment Limited ("Profaith International"), a subsidiary of China Ping An Insurance Overseas (Holdings) Limited ("Ping An Overseas Holdings"), acquired 30% equity interest in Portfield Limited which held 100% equity interest in Ninbo Beilun Port Expressway Company Limited ("Beilun Expressway"). On December 10, 2007, Profaith International acquired additional 30% equity interest in Portfield Limited, and Portfield Limited and Beilun Expressway became subsidiaries of the Group.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

The Group has not applied the following key new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

(1) IAS 1 Presentation of Financial Statements

A revised IAS 1 was issued in September 2007 and becomes effective for annual periods beginning on or after January 1, 2009. The key changes are:

- The statement of changes in equity includes only transactions with owners and all non-owner changes are presented in equity as a single line with details included in a separate statement.

- The introduction of a new statement of comprehensive income that combines all items of income and expense recognised in profit or loss together with "other comprehensive income" which consists of gains and losses on available-for-sale assets, actuarial gains and losses on defined benefit pension plans, changes in the asset revaluation reserve, etc.

- When an entity restates its financial statements or retrospectively applies a new accounting policy, a statement of financial position must be presented as at the beginning of the earliest comparative period.

- The introduction of new terminology, replacing "balance sheet" with "statement of financial position" and "cash flow statement" with "statement of cash flows", although the titles are not obligatory.

(2) IAS 23 Borrowing Costs

A revised IAS 23 was issued in March 2007 and becomes effective for annual periods beginning on or after January 1, 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to a qualifying asset.

As at December 31, 2007

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(Continued)*

(3) IFRS 8 Operating Segments

IFRS 8 was issued in November 2006 and becomes effective for annual periods beginning on or after January 1, 2009 and will replace the existing IAS 14 "Segment Reporting". IFRS 8 specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers.

(4) IFRIC 11 IFRS 2 – Group and Treasury Share Transactions

IFRIC Interpretation 11 was issued in November 2006 and becomes effective for annual periods beginning on or after March 1, 2007. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed.

(5) IFRIC 12 Service Concession Arrangements

IFRIC Interpretation 12 was issued in November 2006 and becomes effective for annual periods beginning on or after January 1, 2008. This Interpretation applies to service concession operators and explains how to account for the obligations undertaken and rights received in service concession arrangements.

(6) IFRIC 13 Customer Loyalty Programmes

IFRIC Interpretation 13 was issued in June 2007 and becomes effective for annual periods beginning on or after July 1, 2008. This Interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled.

(7) IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IFRIC Interpretation 14 was issued in July 2007 and becomes effective for annual periods beginning on or after January 1, 2008. This Interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognized as an asset under IAS 19 Employee Benefits.

(8) IFRS 2 Share-based Payments – Vesting Conditions and Cancellations

This amendment was published in January 2008 and becomes effective for financial years beginning on or after January 1, 2009. The amendment restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services.

(9) IFRS 3 (Revised) Business Combinations and IAS 27 (Revised) Consolidated and Separate Financial Statements

The revised standards were issued in January 2008 and become effective for financial years beginning on or after July 1, 2009. IFRS 3 (revised) introduces a number of changes in the accounting for business combinations. IAS 27 (revised) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction.

(10) Amendments to IAS 32 and IAS 1 – Puttable Financial Instruments

Amendments to IAS 32 and IAS 1 were issued in February 2008 and become effective for annual periods beginning on or after January 1, 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity.

The Group is in the process of making an assessment of the impact of the new and revised IFRSs upon initial application. So far, it has concluded that the adoption of the above new or revised IFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. The financial statements have been prepared under the historical cost convention other than those financial instruments that have been measured at fair values and insurance contract liabilities that have been measured based on actuarial methods. The above basis of preparing financial statements differs from that used in the statutory accounts of the Group and the Company, which are prepared in accordance with prevailing PRC Accounting Standards. The major adjustments made include restating insurance contract liabilities and deferred policy acquisition costs, related deferred tax and others.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Income and expense will not be offset in the income statement unless required or permitted by any accounting standard or interpretation, as specifically disclosed in the accounting policies of the Group.

As in prior years, to the extent a specific topic is not covered specifically by IFRSs, the IFRS framework permits reference to another comprehensive body of accounting principles, and therefore:

- The Group has chosen to use the revenue accounting practices currently adopted by insurance companies reporting under the Companies Ordinance and Insurance Companies Ordinance of Hong Kong; and

- The Group has made reference to specific accounting principles generally accepted in the United States for guidance on the measurement of its insurance liabilities and associated deferred policy acquisition costs, specifically, the measurement guidance provisions contained within Statements of Financial Accounting Standards Nos. 60 and 97.

(2) Changes in accounting policies

The Group has revised certain significant accounting policies following adoption of the following revised IFRSs which management considers being most relevant to its current operations:

- ***IAS 1 Amendment: Capital Disclosures***

  IAS 1 Amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in note 41(6) to the financial statements.

- ***IFRS 7 Financial Instruments: Disclosures***

  IFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of IAS 32. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

- ***IFRIC-Int 7*** ***Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies***

  IFRIC-Int 8 ***Scope of IFRS 2***

  IFRIC-Int 9 ***Reassessment of Embedded Derivatives***

  IFRIC-Int 10 ***Interim Financial Reporting and Impairment***

  Other than additional disclosures, adoption of these revised standards and new interpretations did not have significant impact on the Group's financial statements.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers other new or revised IFRSs and related pronouncements effective in the year do not have significant impact on these financial statements either.

As at December 31, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(3) Foreign currency translation

The Group's presentation currency is Renminbi ("RMB"). This is also the functional currency of the Company and its domestic subsidiaries.

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. All foreign exchange differences are taken to the income statement, except when it relates to items when gains or losses are recognized directly in equity, the gain or loss is then recognized net of the exchange component in equity.

The functional currency of the overseas subsidiaries is Hong Kong dollars. As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of the Company at the exchange rate ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences, if material, arising on the retranslation are taken directly to a separate component of equity.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

(4) Principles of consolidation

The Group's consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2007. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All significant intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet, separately from parent shareholders' equity. Acquisitions of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

(5) Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(6) Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in associates are stated at cost less any impairment losses.

(7) Financial instruments

The Group classifies its investments into financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired or originated. The available-for-sale and held-to-maturity categories are used when the relevant liability (including shareholders' funds) are relatively passively managed and/or carried at amortized cost. Financial assets are classified as at fair value through profit or loss when, for example, the Group acquires such assets to cover certain insurance and investment contract liabilities measured at fair value.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date the Group commits to purchase or sell the asset. Regular way purchases or sales of financial assets require delivery of assets within the time frame generally established by regulation or convention in the market place.

Financial instruments at fair value through profit or loss has two sub categories namely financial instruments held for trading and those designated at fair value through profit or loss at inception. Financial instruments typically bought with the intention to sell in the near future are classified as held for trading. For financial instruments designated as at fair value through profit or loss, the following criteria must be met:

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on a different basis; or
- the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or
- the financial asset contains an embedded derivative that needs to be separately recorded.

These financial instruments are initially recorded at fair value. Subsequent to initial recognition, they are remeasured at fair value. Fair value adjustments and realized gain and loss are recognized in the income statement.

Financial assets at fair value through profit or loss include derivative financial instruments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(7) Financial instruments *(Continued)*

Held-to-maturity financial assets are non-derivative financial assets that comprise fixed or determinable payments and maturities of which the Group has the positive intention and ability to hold until maturity. Investments intended to be held for an undefined period are not included in this classification. These investments are initially recognized at cost, being the fair value of the consideration paid for the acquisition of the investment. All transaction costs directly attributable to the acquisition are also included in the cost of the investment. Subsequent to initial recognition, these investments are carried at amortized cost using the effective interest method. The cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These investments are initially recognized at cost, being the fair value of the consideration paid for the acquisition of the investment. All transaction costs directly attributable to the acquisition are also included in the cost of the investment. Subsequent to initial recognition, these investments are carried at amortized cost, using the effective interest method. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or which are not classified in any of the above categories. These investments are initially recorded at fair value. Subsequent to initial recognition, these investments are remeasured at fair value. Fair value gains and losses are reported as a separate component of equity until the investment is derecognized or the investment is determined to be impaired. On derecognition or impairment, the cumulative fair value gains and losses previously reported in equity is transferred to the income statement.

(8) Derivative financial instruments

The Group's derivative financial instruments mainly include stock warrants issued, interest rate swaps, derivatives embedded in certain insurance contracts, options embedded in convertible bonds purchased by the Group, forward currency contracts. Derivative financial instruments are classified as held for trading unless they are designated as effective hedging instruments. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

Embedded derivatives are treated as separate derivatives and are recorded at fair value if their economic characteristics and risks are not closely related to those of the related host contract and the host contract is not itself recorded at fair value through the income statement. Embedded derivatives that meet the definition of insurance contracts are treated and measured as insurance contracts.

Derivative financial instruments held for trading are typically entered into with the intention to settle in the near future. These instruments are initially recorded at fair value. Subsequent to initial recognition, these instruments are remeasured at fair value. Fair value adjustments and realized gains and losses are recognized in the income statement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(9) Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices for assets and offer prices for liabilities, at the close of business on the balance sheet date. If quoted market prices are not available, reference can also be made to broker or dealer price quotations.

For financial instruments where there is no active market, the fair value is determined by using valuation techniques. Such techniques include using recent arm's length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management's best estimates and the discount rate used is a market related rate for similar instruments. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

The fair value of floating rate and overnight deposits with credit institutions is their carrying value. The carrying value is the cost of the deposit and accrued interest. The fair value of fixed interest bearing deposits is estimated using discounted cash flow techniques. Expected cash flows are discounted at current market rates for similar instruments at the balance sheet date.

If the fair value cannot be measured reliably, financial instruments are measured at cost (being the fair value of the consideration paid for the acquisition of the investment or the amount received on issuing the financial liability), less impairment losses. All transaction costs directly attributable to the acquisition are also included in the cost of the investment.

(10) Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

For held-to-maturity financial assets and loans and other receivables carried at amortized cost, the amount of the impairment loss is measured as the difference between the financial asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced by the impairment loss and the loss is recorded in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following events:

(a) significant financial difficulty of the issuer or debtor;

(b) a breach of contract, such as a default or delinquency in payments;

(c) it becoming probable that the issuer or debtor will enter bankruptcy or other financial reorganisation;

(d) the disappearance of an active market for that financial asset because of financial difficulties; or

(e) observable data indicating that there is a measurable decrease in the estimated future cash flow from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

- adverse changes in the payment status of issuers or debtors in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

As at December 31, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(10) Impairment of financial assets *(Continued)*

If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. The impairment assessment is performed at each balance sheet date.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments classified at available-for-sale are reversed through the income statement if the increase in the fair value of the instruments can be objectively related to an event occurring after the impairment losses were recognized in the income statement.

For assets carried at cost, if there is objective evidence that an impairment loss on an unquoted equity investment that is not carried at fair value, because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return of a similar asset. Impairment is recognized in the income statement. Impairment for these assets is not reversed.

(11) Derecognition of financial instruments

A financial asset (or, when applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either:
  - has transferred substantially all the risks and rewards of the asset, or
  - has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(11) Derecognition of financial instruments *(Continued)*

If the obligation of a financial liability has been fulfilled, cancelled or expired, the financial liability is derecognized. If the present financial liability is substituted by the same debtor with another liability differing in substance, or the terms of the present liability have been substantially modified, this substitution or modification is treated as derecognition of a present liability and recognition of a new liability with any arising difference recognized in profit or loss.

(12) Assets purchased under agreements to resell

The Group enters into purchases of assets under agreements to resell substantially identical assets. These agreements are classified as loans and receivables. Assets purchased under agreements to resell are recorded at the cost of the amounts advanced. The amounts advanced under these agreements are reflected as assets in the balance sheet. The Group may not take physical possession of assets purchased under agreements to resell. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying assets.

(13) Investment properties

Investment properties are interest in buildings that are held to earn rental income rather than for the supply of services or for administrative purposes.

Investment properties are initially measured at cost, which is the fair value of the consideration given to acquire them, including transaction costs. Subsequently, all investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value (5% of original cost), over the estimated useful lives. The estimated useful lives of investment properties vary from 30 to 35 years.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

Transfers to, or from, investment properties are made when, and only when, there is evidence of a change in use.

(14) Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits, current accounts with central bank and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

(15) Assets sold under repurchase agreements

Assets sold under repurchase agreements continue to be recognized but a liability is established for the consideration received. The Group may be required to provide additional collateral based on the fair value of the underlying assets and such collateral assets continue to be carried on the balance sheet.

As at December 31, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(16) Deferred policy acquisition costs

(a) Deferred policy acquisition costs for long term traditional insurance, investment-linked and universal life insurance contracts

The costs of acquiring new business, including commissions, underwriting, marketing and policy issue expenses, which vary with and are directly related to the production of the new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of the issue of the policy and at the end of each accounting period.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortized over the expected life of the insurance contracts as a constant percentage of expected premiums, which are estimated at the date of the issue of the policy and are consistently applied throughout the life of the contract unless a premium deficiency occurs, in which case the deferred policy acquisition costs will be written down.

Deferred policy acquisition costs for long term investment-linked and universal life insurance contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits that are expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in the consolidated income statement.

(b) Deferred policy acquisition costs for property and casualty and short term life insurance policies

Acquisition costs, being primarily commissions and premium taxes, which vary with and are directly related to the acquisition of business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts, after considering expected future investment income. Contributions received from reinsurers towards acquisition costs are deferred in an identical manner.

(17) Property and equipment

Property and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the income statement in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(17) Property and equipment *(Continued)*

Depreciation is calculated on the straight-line basis to write off the cost of each item of property and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

	Estimated residual values	Estimated useful lives
Leasehold improvements	–	Over the shorter of economic useful lives and terms of the leases
Buildings	5%	30-35 years
Office equipment, furniture and fixtures	5%	5 years
Motor vehicles	5%	5-8 years

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the items of property and equipment.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

(18) Construction-in-progress

Construction-in-progress mainly represents costs incurred in the construction of building premises, as well as the cost of equipment pending installation.

No provision for depreciation is made on construction-in-progress until such time the relevant assets are completed and put into use.

(19) Intangible assets

(a) Prepaid land premiums

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognized on a straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and the buildings as a finance lease in property and equipment.

(b) Toll road operating right

Expenditure on acquiring the operating rights of expressways is capitalised as intangible assets. Amortisation of operating right is provided on a reasonable basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(20) Business combinations and goodwill

Business combinations are accounted for using the acquisition accounting method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring costs) of the acquired business at fair value.

Goodwill acquired in business combination is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units, or groups of cash generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Where goodwill forms part of cash generating unit (or group of cash generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash generating unit retained.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and unamortized goodwill is recognized in the income statement.

(21) Insurance product classification

(a) Insurance contracts

Insurance contracts are defined as those containing significant insurance risk at the inception of the contracts, or those where at the inception of the contracts there is a scenario with commercial substance where the level of insurance risk may be significant over time. The significance of insurance risk as determined by the Group is dependent on both the probability of an insurance event and the magnitude of its potential effect.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this year.

(b) Investment contracts

Insurance policies not considered insurance contracts under IFRS 4 are classified as investment contracts. Investment contracts are classified into with and without discretionary participation features ("DPF"). Deposits collected under investment contracts without DPF are not accounted for through the income statement but are accounted for directly through the balance sheet as an adjustment to investment contract liabilities. Deposits collected under investment contracts with DPF are accounted for through the income statement as if they are insurance contracts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(22) Insurance contract liabilities

(a) Long term life insurance policyholders' reserves

Long term life insurance contracts are intended to be of greater than twelve months duration, are not subject to unilateral changes in the contract terms and require the performance of various functions and services (including, but not limited to, insurance protection) for an extended period.

Policyholders' reserves represent the estimated future benefit liability payable to policyholders for long term life insurance policies, other than policyholders' account balances in respect of investment-linked and universal life insurance contracts. Liabilities for contractual benefits that are expected to be incurred in the future are recorded when the related premiums are recognized. Such liabilities for life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, policyholder dividends and investment return, including a margin for adverse deviation. The assumptions are established at the time of the issue of the policy and remain unchanged except where loss recognition occurs.

For participating life insurance policies, under current PRC insurance regulations, not less than 70% of the distributable surplus would be allocated for the benefit of policyholders (the exact percentage is estimated based on the Group's distribution basis, contract terms and prevailing regulations), and this obligation is provided for within total liabilities; after the respective amounts allocated to participating policyholders and to the Group have been deducted from distributable surplus, any unallocated portion at the end of the reporting year is held within liabilities. Also included in liabilities is a reserve held for the future benefit of universal life policies, as allowed by PRC reserving regulations mainly to smooth the credit rate for such policyholders. Therefore, the Group's insurance contract liabilities include estimated policyholders' share of realized and unrealized gain on investments payable to participating and universal life policyholders in the future (shadow accounting will apply if part of the unrealized gain is captured within equity).

For applicable policies like where the premium payment period is less than the policy term, an extra reserve, often known as deferred profit liability, is also included in policyholders' reserves. The deferred profit liability ensures a profit emergence in a constant relationship to the amount of insurance in force.

(b) Claim reserves

These comprise a best estimate of insurance contract provisions for the ultimate cost of all claims incurred but not settled at the balance sheet date, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries. Significant delays can be experienced in the notification and settlement of claims and therefore, the ultimate cost cannot be known with certainty at the balance sheet date. The methods of determining such estimates and establishing the resulting liabilities are continually reviewed and updated. Resulting adjustments are reflected in the income statement for the year. The Group does not discount its claim reserves.

(c) Unearned premium reserves

Upon inception of property and casualty and short term life insurance contracts, premiums are recorded as written and are earned on a pro-rata basis over the term of the related policy coverage. The unearned premium reserves represent the portions of premiums written relating to unexpired periods of coverage.

As at December 31, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(22) Insurance contract liabilities *(Continued)*

(d) Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of the related deferred policy acquisition costs. In performing these tests, current best estimates of future contractual cash flows, claims handling and policy administration expenses, as well as investment income from assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement initially by writing off deferred policy acquisition costs and subsequently by establishing a provision for losses arising from the liability adequacy tests. As mentioned above, long term life insurance contracts with fixed terms are measured based on assumptions set out at the inception of the policies. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions are used for the subsequent measurement of these liabilities. For short term life and property and casualty insurance contracts, a provision is assessed on the basis of estimates of future claims, costs, premiums earned, etc.

(23) Investment contract liabilities

Those insurance policies that do not meet the definition of an insurance contract are investment contracts and carried at amortized cost or estimated fair value.

(24) Investment-linked business

The assets and liabilities related to investment-linked contracts which are regarded as insurance contracts are presented as policyholder account assets and liabilities in respect of insurance contracts. For assets and liabilities related to investment-linked contracts regarded as investment contracts, they are presented as policyholder account assets and liabilities in respect of investment contracts. Policyholder account assets and liabilities represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. The net investment income on policyholder account assets accrues directly to the policyholders and are not credited to the Group's income statement. The assets and liabilities of each investment-linked fund are carried at estimated market value based on applicable requirements and are segregated from each other and from the rest of the Group's invested assets for recording purposes.

Revenue from investment-linked business consists of policy fees which are used to cover the insured risks and associated costs. Policy fees include fees for the cost of insurance, administration fees and gains on surrenders. Amounts received other than policy fees collected as premiums and administration fees from these contracts are reported as policyholder account liabilities. Policy benefits and claims incurred in the period are charged to claim expenses in the consolidated income statement, to the extent such amounts are not covered by the said liabilities.

(25) Universal life business

Revenue for these contracts consists of policy fees which are used to cover the insured risks and associated costs, as well as related investment income. Policy fees include fees for the cost of insurance, administration fees and gains on surrenders. These fees collected with respect to future services are deferred and recognized in a manner similar to the deferred policy acquisition costs related to such contracts. Expenses include interest credited to policyholder contract deposits and benefit payments made in excess of policyholder contract deposits.

(26) Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognized on the following bases:

(a) Premium income

Premiums from long term, traditional and participating life insurance contracts are recognized as revenue when premiums as stated in the contracts are considered collectible from the policyholders. Premiums from long term property and casualty insurance contracts are recognized as revenue when due from policyholders. Short term property and casualty and life insurance premiums, net of endorsements, are recorded as written at the inception of risk.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(26) Revenue recognition *(Continued)*

(b) Investment-linked business

Policy fees from investment-linked business are the difference between premiums received for investment-linked contracts and the amounts of premiums allocated to policyholder account liabilities.

Administration fees are computed at the predetermined contract rate and are charged at the end of each month.

(c) Universal life business

Those parts of the premiums used to cover the insured risks and associated costs are treated as premium income. These include fees for the cost of insurance, administration fees, surrender charges, etc.

(d) Interest income

Interest income for interest-bearing financial instruments, including financial instruments measured at fair value through profit or loss, is recognized in the income statement using the effective interest rate method. When a financial asset is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income.

(e) Other fees and commission income

The Group earns other fees and commission income from a diverse range of services it provides to its customers. Other fees income can be divided into the following main categories:

Fees income earned from services that are provided over a certain period of time

Fees earned for the provision of services over a period of time are accrued over that period. These fees include investment fund administration fees, custodian fees, fiduciary fees, credit related fees, asset management fees, portfolio and other management fees, advisory fees, etc. However, loan commitment fees for loans that are likely to be drawn down are deferred (together with any incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

Fees income from providing transaction services

Fees arising from negotiating or participating in the negotiation of a transaction for a third party – such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses – are recognized on the completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria. These fees may include underwriting fees, corporate finance fees, brokerage fees, etc. Loan syndication fees are recognized in the income statement when the syndication has been completed and the Group retains no part of the loans for itself or retains part at the same effective interest rate as for the other participants.

(f) Dividend income

Dividends income is recognized when the right to receive dividend payment is established.

As at December 31, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(27) Reinsurance

The Group cedes insurance risk in the normal course of business for its insurance businesses. Reinsurance assets represent balances due from reinsurance companies. Recoverable amounts are estimated in a manner consistent with the outstanding claims provision and are in accordance with the reinsurance contracts.

An impairment review is performed at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when objective evidence exists that the Group may not recover outstanding amounts under the terms of the contract and when the impact on the amounts that the Group will receive from the reinsurer can be measured reliably. The impairment loss is recorded in the income statement.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders. The Group also assumes reinsurance risk in the normal course of business for life insurance and non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as income and expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the associated reinsurance contracts.

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance.

Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

(28) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated income statement on a straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated results on a straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognized as a reduction of rental expenses over the lease terms on a straight-line basis.

(29) Employee benefits

(a) Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(b) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(c) Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(30) Share-based payment transactions

Certain employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for share appreciation rights which are settled in cash.

The cost of share appreciation rights is measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments are granted. The liability is remeasured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the income statement.

(31) Tax

Income tax comprises current and deferred tax. Income tax is recognized in the income statement, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

As at December 31, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(32) Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset's recoverable amount. A non-financial asset's recoverable amount is the higher of the asset's or cash generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units), to which the goodwill relates. The recoverable amount is the higher of its fair value less costs to sell and its value-in-use, determined on an individual asset (or cash generating unit) basis, unless the individual asset (or cash generating unit) does not generate cash flows that are largely independent from those of other assets or groups of assets (or groups of cash generating units). Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Intangible assets with indefinite useful lives are tested for impairment annually at each year end either individually or at the cash generating unit level, as appropriate.

(33) Fiduciary activities

Where the Group acts in a fiduciary capacity such as nominee, trustee or agent, assets arising thereon together with related undertakings to return such assets to customers are excluded from the balance sheet.

The Group's banking operation grants entrusted loans on behalf of third-party lenders, which are recorded off-balance sheet. The Group, as an agent, grants such entrusted loans to borrowers under the direction of those third-party lenders who fund these loans. The Group has been contracted by those third-party lenders to manage the administration and collection of these loans on their behalf. Those third-party lenders determine both the underwriting criteria for and the terms of all entrusted loans including their purposes, amounts, interest rates, and repayment schedules. The Group charges a commission related to its activities in connection with entrusted loans which is recognized ratably over the period in which the service is provided. The risk of loss is borne by those third-party lenders.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(34) Financial guarantee contracts

The Group's banking operation issues letters of credit and letters of guarantee. These financial guarantee contracts provide for specified payments to be made to reimburse the holder for a loss it incurs when a guaranteed party defaults under the original or modified terms of a debt instrument, loan or other obligation. The Group initially measures such contracts at fair value. This amount is recognized ratably over the period of the contract to fees and commission income. Subsequently, the liabilities are measured as the higher of the initial fair value less cumulative amortization and the fair value of the provision related to the Group's obligation under the contract. The change in fair value of the provision due to impairment is recognized in the income statement as impairment losses.

Apart from the above financial guarantee contracts issued by the Group's banking operations which are accounted for under IAS 39, the Group has previously regarded certain contracts it issued with financial guarantee element as insurance contracts and has used accounting applicable to insurance contracts, and accordingly has elected to apply IFRS 4 to account for such contracts.

(35) Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities in these financial statements. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations and assumptions, which have the most significant effect on the amounts recognized in the financial statements.

(1) Classification of financial assets

Management shall make significant judgments on classification of financial assets. Different classifications would affect the accounting treatment and the Group's financial position and operating results. If the Group's classification is subsequently proved to be wrong, reclassification may be required for certain categories as a whole.

(2) Classification of insurance contracts

Management shall make significant judgments on classification of insurance contracts. Different classifications would affect the accounting treatment and the Group's financial position and operating results.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(Continued)*

Judgments *(Continued)*

(3) Impairment of available-for-sale equity securities

The Group considers that impairment provision is needed for an available-for-sale equity security when there is significant or prolonged decline in fair value of that security below its cost. Management shall exercise judgement to determine "significant" and "prolonged". When making such judgement, the Group considers factors like equity price volatility, financial position of the investees, industry and segment performance, technology innovation, cash flows from financing activities, etc.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next period are discussed below.

(1) Valuation of insurance contract liabilities

Life insurance contract liabilities

The liability for life insurance contracts (including investment contracts with DPF) is either based on current assumptions or on assumptions established at inception of the contract, reflecting the best estimate at the time increased with a margin for risk and adverse deviation. All contracts are subject to a liability adequacy test, which reflect management's best current estimate of future cash flows.

Certain acquisition costs related to the sale of new policies are recorded in deferred policy acquisition costs and are amortized to the income statement over time. If the assumptions relating to future profitability of these policies are not realized, the amortization of these costs could be accelerated and may require additional write-offs to the income statement.

The main assumptions used relate to mortality, morbidity, investment returns, expenses, lapse and surrender rates. The Group base mortality and morbidity tables on standard industry tables which reflect historical experiences, adjusted when appropriate to reflect the Group's unique risk exposure, product characteristics, target markets and own claims severity and frequency experiences.

Estimates are also made as to future investment income arising from the assets backing life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments.

Assumptions on future expense are based on current expense levels, adjusted for expected expense inflation adjustments if appropriate.

Lapse and surrender rates depend on product features, policy duration and external circumstance, such as sale trends. Credible own experience is used in establishing these assumptions.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(Continued)*

Estimates and assumptions *(Continued)*

(1) ***Valuation of insurance contract liabilities*** *(Continued)*

Property and casualty and short term life insurance contract liabilities

For property and casualty and short term life insurance contracts, estimates have to be made both for the expected ultimate cost of claims reported at the balance sheet date and for the expected ultimate cost of claims incurred but not yet reported at the balance sheet date ("IBNR"). It may take a significant period of time before the ultimate claims cost can be established with certainty and for some type of policies, IBNR claims form the majority of the balance sheet liability. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques, such as Chain Ladder and Bornhuetter-Ferguson methods.

The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analyzed by accident years, but can also be further analyzed by geographical areas, as well as by significant business lines and claim types. Large claims are usually separately addressed, either by being reserved at the face value of loss adjustor estimates or separately projected in order to reflect their future development. In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historic claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in future (for example to reflect one-off occurrences, changes in external or maker factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures), so as to arrive at the estimated ultimate cost of claims that present the likely outcome from the range of possible outcomes, taking account of all the uncertainties involved.

(2) ***Valuation of investment contracts without DPF liabilities***

Unitized investment contract fair values are determined by reference to the values of the assets backing the liabilities, which are based on the value of the investment-linked funds.

Non-unitized investment contract fair values are approximated by the account value held by the relevant policyholders.

(3) ***Fair value of financial assets and derivative financial instruments determined using valuation techniques***

Fair value, in the absence of an active market, is estimated by using valuation techniques, such as recent arm's length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing model. For reference to similar instruments, instruments should have similar credit ratings.

For discounted cash flow analysis, estimated future cash flows and discount rates are based on current market information and rates applicable to financial instruments with similar yields, credit quality and maturity characteristics. Estimated future cash flows are influenced by factors such as economic conditions (including country specific risks), concentrations in specific industries, types of instruments or currencies, market liquidity and financial conditions of counterparties. Discount rates are influenced by risk free interest rates and credit risk.

Option pricing models incorporate all factors that market participants would consider and are based on observable market data when available. These models consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions.

The valuation techniques described above are calibrated annually.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(Continued)*

Estimates and assumptions *(Continued)*

(4) Impairment losses of loans and advances

The Group reviews its loans and advances at each reporting date to assess whether an allowance for impairment should be recorded in the income statement. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

In addition to specific allowance against individually significant loans and advances, the Group also makes a collective impairment allowance against exposures which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when originally granted. This takes into consideration factors such as any deterioration in country risk, industry, and technological obsolescence, as well as identified structural weaknesses or deterioration in cash flows.

(5) Deferred income tax assets and liabilities

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets are recognized for all unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. Significant management judgment is required to estimate the amount and timing of future taxable profit as well as the applicable tax rates so as to determine, together with the tax planning strategies, the amount of deferred income tax assets and liabilities to be recognized.

5. BUSINESS COMBINATIONS

(1) As mentioned in Note 1, on January 1, 2007, the Group completed its acquisition of 99% equity interest in Shenzhen CITIC Plaza.

The fair values of the identifiable assets and liabilities acquired and goodwill arising as at the date of acquisition were:

(in RMB million)	Fair value recognized on acquisition	Carrying value
Cash and amounts due from banks and other financial institutions	29	29
Investment properties	1,955	1,543
Other assets	4	4
Sub-total	1,988	1,576
Long term loans	1,319	1,319
Deferred income tax liabilities	62	–
Other liabilities	234	234
Sub-total	1,615	1,553
Fair value of net assets	373	23
Fair value of net assets acquired attributable to the Group	373	
Goodwill arising on acquisition	66	
Cost of acquisition	439	
Less: payable balance	(28)	
Cash paid	411	

Cash outflow on acquisition of the subsidiary:

Net cash acquired with the subsidiary	29
Cash paid	(411)
Net cash outflow	(382)

As at December 31, 2007

5. BUSINESS COMBINATIONS *(Continued)*

(2) As mentioned in Note 1, on November 30, 2007, Profaith International, a subsidiary of Ping An Overseas Holdings, acquired 30% equity interest in Portfield Limited which held 100% equity interest in Beilun Expressway. On December 10, 2007, Profaith International acquired additional 30% equity interest in Portfield Limited, and Portfield Limited and Beilun Expressway became subsidiaries of the Group.

The fair values and carrying values of the identifiable assets and liabilities acquired as at the date of acquisition were:

(in RMB million)	Fair value recognized on acquisition	Carrying value
Cash and amounts due from banks and other financial institutions	45	45
Intangible assets	2,653	1,847
Other assets	167	153
Sub-total	2,865	2,045
Long term loans	1,659	1,659
Deferred income tax liabilities	200	–
Other liabilities	123	123
Sub-total	1,982	1,782
Fair value of net assets	883	263
Fair value of net assets acquired attributable to the Group	530	
Goodwill arising on acquisition	94	
Cost of acquisition	624	
Less: payable balance	(220)	
Cash paid	404	
Cash outflow on acquisition of the subsidiary:		
Net cash acquired with the subsidiary	45	
Cash paid	(404)	
Net cash outflow	(359)	

6. SEGMENT REPORTING

The Group's business segment information is currently divided into life insurance business, property and casualty insurance business, banking business, securities business, corporate and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for the year were mainly derived from its activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

6. SEGMENT REPORTING *(Continued)*

The segment analysis as at and for the year ended December 31, 2007 is as follows:

(in RMB million)	Life insurance	Property and casualty Insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Gross written premiums and policy fees	59,913	20,493	-	-	-	-	-	80,406
Less: Premiums ceded to reinsurers	(710)	(3,588)	-	-	-	-	-	(4,298)
Increase in unearned premium reserves, net	(219)	(2,283)	-	-	-	-	-	(2,502)
Net earned premiums	58,984	14,622	-	-	-	-	-	73,606
Reinsurance commission income	175	992	-	-	-	-	-	1,167
Interest income of banking operations	-	-	5,314	-	-	-	-	5,314
Other fees and commission income	160	-	145	1,899	-	750	(338)	2,616
Investment income	42,782	2,449	5	1,155	4,106	1,251	-	51,748
Other income	1,516	123	456	374	346	291	(506)	2,600
Total income	103,617	18,186	5,920	3,428	4,452	2,292	(844)	137,051
Change in deferred policy acquisition costs	8,820	552	-	-	-	-	-	9,372
Claims and policyholders' benefits	(82,741)	(9,651)	-	-	-	-	-	(92,392)
Commission expenses of insurance operations	(9,004)	(2,003)	-	-	-	-	153	(10,854)
Interest expenses of banking operations	-	-	(1,836)	-	-	-	271	(1,565)
Other fees and commission expenses	-	-	(33)	(228)	-	(309)	-	(570)
Loan loss provisions, net of reversals	-	-	116	-	-	2	-	118
Foreign currency losses	(510)	(10)	35	(4)	(4)	(8)	-	(501)
General and administrative expenses	(8,776)	(4,313)	(2,049)	(1,308)	(1,558)	(984)	333	(18,655)
Total expenses	(92,211)	(15,425)	(3,767)	(1,540)	(1,562)	(1,299)	757	(115,047)
Operating profit before tax	11,406	2,761	2,153	1,888	2,890	993	(87)	22,004
Income taxes	(523)	(688)	(616)	(396)	(354)	(208)	-	(2,785)
Net profit	10,883	2,073	1,537	1,492	2,536	785	(87)	19,219
Balance sheet								
Segment assets	459,388	32,427	141,976	23,516	55,404	21,155	(42,568)	691,298
Segment liabilities	426,102	25,178	135,351	19,786	1,924	11,587	(42,481)	577,447
Other segment information								
Capital expenditure	3,989	264	308	69	62	78	-	4,770
Depreciation and amortization	342	161	72	24	22	203	-	824
Total other non-cash expenses charged to consolidated results	(6)	51	164	3	-	77	-	289

As at December 31, 2007

6. SEGMENT REPORTING *(Continued)*

The segment analysis as at and for the year ended December 31, 2006 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Gross written premiums and policy fees	53,622	16,074	–	–	–	–	–	69,696
Less: Premiums ceded to reinsurers	(631)	(3,640)	–	–	–	–	–	(4,271)
Increase in unearned premium reserves, net	(177)	(2,122)	–	–	–	–	–	(2,299)
Net earned premiums	52,814	10,312	–	–	–	–	–	63,126
Reinsurance commission income	278	1,271	–	–	–	–	–	1,549
Interest income of banking operations	–	–	192	–	–	–	–	192
Other fees and commission income	73	–	10	533	–	168	(127)	657
Investment income	19,402	684	44	336	1,321	195	(11)	21,971
Other income	524	46	22	479	29	177	(574)	703
Total income	73,091	12,313	268	1,348	1,350	540	(712)	88,198
Change in deferred policy acquisition costs	4,808	672	–	–	–	–	–	5,480
Claims and policyholders' benefits	(59,003)	(7,178)	–	–	–	–	–	(66,181)
Commission expenses of insurance operations	(6,559)	(1,572)	–	–	–	–	53	(8,078)
Interest expenses of banking operations	–	–	(80)	–	–	–	–	(80)
Other fees and commission expenses	(32)	–	(3)	(71)	–	(18)	32	(92)
Loan loss provisions, net of reversals	–	–	(2)	–	–	(1)	–	(3)
Foreign currency losses	(413)	(16)	(1)	(2)	(26)	(8)	–	(466)
General and administrative expenses	(6,007)	(3,029)	(86)	(540)	(891)	(293)	616	(10,230)
Total expenses	(67,206)	(11,123)	(172)	(613)	(917)	(320)	701	(79,650)
Operating profit before tax	5,885	1,190	96	735	433	220	(11)	8,548
Income taxes	(181)	(142)	(25)	(126)	(42)	(32)	–	(548)
Net profit	5,704	1,048	71	609	391	188	(11)	8,000
Balance sheet								
Segment assets	359,825	24,337	85,591	8,914	13,885	6,837	(4,954)	494,435
Segment liabilities	340,917	19,747	79,410	6,866	1,721	2,967	(4,943)	446,685
Other segment information								
Capital expenditure	1,078	274	56	17	47	94	–	1,566
Depreciation and amortization	388	127	3	27	11	26	–	582
Total other non-cash expenses charged to consolidated results	(88)	61	–	1	–	(80)	–	(106)

6. SEGMENT REPORTING *(Continued)*

Analysis of written premiums and policy fees is as follows:

For the year ended December 31, (in RMB million)	2007	2006
Gross		
Life		
Individual life		
Single premiums and policy fees	**1,841**	1,855
First year regular premiums and policy fees	**10,927**	8,145
Renewal premiums and policy fees	**38,809**	35,870
	51,577	45,870
Bancassurance		
Single premiums and policy fees	**316**	614
First year regular premiums and policy fees	**82**	66
Renewal premiums and policy fees	**280**	248
	678	928
Group insurance	**7,658**	6,824
Life business gross written premiums and policy fees	**59,913**	53,622
Property and casualty		
Automobile insurance	**14,319**	11,057
Non-automobile insurance	**5,087**	4,207
Accident and health insurance	**1,087**	810
Property and casualty business gross written premiums	**20,493**	16,074
Gross written premiums and policy fees	**80,406**	69,696
Net of reinsurance premiums ceded		
Life		
Individual life	**51,544**	45,839
Bancassurance	**678**	928
Group insurance	**6,981**	6,224
	59,203	52,991
Property and casualty		
Automobile insurance	**13,117**	9,650
Non-automobile insurance	**2,716**	1,994
Accident and health insurance	**1,072**	790
	16,905	12,434
Net written premiums and policy fees	**76,108**	65,425

As at December 31, 2007

7. GROSS WRITTEN PREMIUMS AND POLICY FEES

For the year ended December 31, (in RMB million)	2007	2006
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC Accounting Standards	**100,945**	85,405
Less: Business tax and surcharges	**(1,269)**	(1,129)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**99,676**	84,276
Less: Premium deposits allocated to policyholder contract deposits	**(15,090)**	(11,553)
Premium deposits allocated to policyholder accounts	**(4,180)**	(3,027)
Gross written premiums and policy fees	**80,406**	69,696
Long term life business gross written premiums and policy fees	**55,345**	49,677
Short term life business gross written premiums	**4,568**	3,945
Property and casualty business gross written premiums	**20,493**	16,074
Gross written premiums and policy fees	**80,406**	69,696

8. INTEREST INCOME AND INTEREST EXPENSES OF BANKING OPERATIONS

(1) Interest income of banking operations

For the year ended December 31, (in RMB million)	2007	2006
Loans and advances to customers	**3,200**	132
Balances with central bank	**163**	5
Bond interest income	**1,305**	–
Cash and amounts due from banks and other financial institutions	**646**	55
Total	**5,314**	192

(2) Interest expenses of banking operations

For the year ended December 31, (in RMB million)	2007	2006
Customer deposits	**1,228**	47
Due to banks and other financial institutions	**337**	33
Total	**1,565**	80

9. NET OTHER FEES AND COMMISSION INCOME

(1) Other fees and commission income

For the year ended December 31, (in RMB million)	2007	2006
Credit related fees and commissions	**27**	7
Brokerage fees	**1,556**	349
Underwriting commission income	**290**	82
Trust service fees	**511**	83
Others	**232**	136
Total	**2,616**	657

(2) Other fees and commission expenses

For the year ended December 31, (in RMB million)	2007	2006
Brokerage fees paid	**165**	29
Other fees paid	**405**	63
Total	**570**	92

(3) Net other fees and commission income

For the year ended December 31, (in RMB million)	2007	2006
Other fees and commission income	**2,616**	657
Less: other fees and commission expenses	**(570)**	(92)
Net other fees and commission income	**2,046**	565

10. INVESTMENT INCOME

(1) Net investment income

For the year ended December 31, (in RMB million)	2007	2006
Interest income on fixed maturity investments		
Bonds		
– Held-to-maturity	**5,064**	4,836
– Available-for-sale	**2,592**	1,717
– Carried at fair value through profit or loss	**473**	92
Term deposits		
– Loans and receivables	**2,191**	2,991
Others		
– Loans and receivables	**222**	88
Dividend income on equity investments		
Equity investment funds		
– Available-for-sale	**3,653**	1,625
– Carried at fair value through profit or loss	**1,874**	548
Equity securities		
– Available-for-sale	**251**	237
– Carried at fair value through profit or loss	**67**	113
Operating lease income from investment properties	**299**	117
Interest expenses on assets sold under agreements to repurchase	**(1,429)**	(166)
Total	**15,257**	12,198

As at December 31, 2007

10. INVESTMENT INCOME *(Continued)*

(2) Realized gains

For the year ended December 31, (in RMB million)	2007	2006
Fixed maturity investments		
– Available-for-sale	**(1,538)**	103
– Carried at fair value through profit or loss	**10**	170
Equity investments		
– Available-for-sale	**22,421**	2,923
– Carried at fair value through profit or loss	**12,896**	3,124
Derivative financial instruments		
– Carried at fair value through profit or loss	**494**	237
Others		
– Loans and receivables	**(296)**	-
Total	**33,987**	6,557

(3) Unrealized gains/(losses)

For the year ended December 31, (in RMB million)	2007	2006
Fixed maturity investments		
– Carried at fair value through profit or loss	**(258)**	(9)
Equity investments		
– Carried at fair value through profit or loss	**2,518**	3,117
Derivative financial instruments		
– Carried at fair value through profit or loss	**240**	108
Total	**2,500**	3,216

(4) Total investment income

For the year ended December 31, (in RMB million)	2007	2006
Net investment income	**15,257**	12,198
Realized gains	**33,987**	6,557
Unrealized gains	**2,500**	3,216
Total	**51,744**	21,971

11. OTHER INCOME

For the year ended December 31, (in RMB million)	2007	2006
Administration fees for investment contracts and investment-linked contracts	**418**	219
Interest income on cash equivalents	**1,247**	384
Others	**935**	100
Total	**2,600**	703

12. CLAIMS AND POLICYHOLDERS' BENEFITS

(1)

For the year ended December 31, (in RMB million)	2007 Gross	2007 Recovered from reinsurers	2007 Net
Claims and claim adjustment expenses	16,121	(3,024)	13,097
Surrenders	9,464	-	9,464
Annuities	2,894	-	2,894
Maturities and survival benefits	9,327	-	9,327
Policyholder dividends and provisions	3,514	-	3,514
Interest credited to policyholder contract deposits	1,175	-	1,175
Subtotal	42,495	(3,024)	39,471
Increase in policyholders' reserves	52,933	(12)	52,921
Total	95,428	(3,036)	92,392

For the year ended December 31, (in RMB million)	2006 Gross	2006 Recovered from reinsurers	2006 Net
Claims and claim adjustment expenses	12,631	(2,478)	10,153
Surrenders	6,527	-	6,527
Annuities	2,922	-	2,922
Maturities and survival benefits	3,167	-	3,167
Policyholder dividends and provisions	1,487	-	1,487
Interest credited to policyholder contract deposits	523	-	523
Subtotal	27,257	(2,478)	24,779
Increase in policyholders' reserves	41,402	-	41,402
Total	68,659	(2,478)	66,181

(2)

For the year ended December 31, (in RMB million)	2007 Gross	2007 Recovered from reinsurers	2007 Net
Long term life insurance contracts benefits	80,925	(19)	80,906
Short term life insurance claims	2,349	(514)	1,835
Property and casualty insurance claims	12,154	(2,503)	9,651
Total	95,428	(3,036)	92,392

For the year ended December 31, (in RMB million)	2006 Gross	2006 Recovered from reinsurers	2006 Net
Long term life insurance contracts benefits	57,398	(5)	57,393
Short term life insurance claims	2,144	(534)	1,610
Property and casualty insurance claims	9,117	(1,939)	7,178
Total	68,659	(2,478)	66,181

As at December 31, 2007

13. OPERATING PROFIT BEFORE TAX

(1) Operating profit before tax is arrived at after charging/(crediting) the following items:

For the year ended December 31, (in RMB million)	2007	2006
Employee costs *(Note 13(2))*	**8,714**	5,121
Provision for insurance guarantee fund	**331**	271
Depreciation of property and equipment	**609**	437
Depreciation of investment properties	**119**	64
Amortization of intangible assets	**96**	81
Gains on disposal of non-performing assets	**(267)**	-
Loss/(gain) on disposal of property and equipment and investment properties	**10**	(45)
Impairment losses on investment properties, property and equipment, and intangible assets	**28**	(149)
Provision for doubtful debts, net	**93**	100
Auditors' remuneration – review and audit fees	**23**	14
Operating lease payments in respect of land and buildings	**614**	525

(2) Employee costs

For the year ended December 31, (in RMB million)	2007	2006
Wages, salaries and bonuses	**7,806**	4,447
Retirement benefits, social security contributions and welfare benefits	**908**	674
Total	**8,714**	5,121

14. INCOME TAXES

According to the "Provisional Regulations of the PRC on Enterprise Income Tax" which remains effective in 2007 as well as the related current interpretation and practices, the taxable income of the Group represents its income for financial reporting purposes, net of deductible and non-taxable items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Located in Special Economic Zones and Ping An Bank	15%
	– Located outside the Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

14. INCOME TAXES *(Continued)*

For the year ended December 31, (in RMB million)	2007	2006
Consolidated income statement		
Current income tax	**1,488**	635
Income tax credit received	–	(289)
	1,488	346
Deferred income tax relating to the origination and reversal of temporary differences:		
Policyholders' reserves	**(4,790)**	(982)
Claim reserves	**396**	(270)
Unearned premium reserves	**23**	(2)
Deferred policy acquisition costs	**5,224**	1,134
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	**553**	462
Others	**(109)**	(140)
Total deferred income tax	**1,297**	202
Income taxes reported in consolidated income statement	**2,785**	548
Consolidated statement of changes in equity		
Deferred income tax related to net unrealized gains charged directly to equity	**3,437**	1,343

A reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

For the year ended December 31, (in RMB million)	2007	2006
Operating profit before income tax	**22,004**	8,548
Tax computed at the main applicable tax rate of 15%	**3,301**	1,282
Tax effect of income not taxable in determining taxable income	**(1,762)**	(1,133)
Tax effect of expenses not deductible in determining taxable income	**712**	531
Tax credit received	–	(289)
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**354**	157
Tax effect of changes in tax rate	**180**	–
Income taxes per consolidated income statement	**2,785**	548

The Group's tax position is subject to assessment and inspection of the tax authorities.

On March 16, 2007, the National People's Congress approved the PRC Corporate Income Tax Law (the "New CIT Law") which is effective from January 1, 2008. Under the New CIT Law, corporate income tax rate for domestic companies will decrease from 33% to 25% since January 1, 2008. In addition, for those enterprises benefiting from lower preferential tax rates (e.g. 15%), such preferential rates will be gradually phased out by increasing them over the next five years. This change in income tax rate will directly increase the Group's effective tax rate prospectively from 2008.

As at December 31, 2007

15. DIVIDENDS

For the year ended December 31, (in RMB million)	2007	2006
Interim dividends on ordinary shares declared during the year:		
Special interim dividend for 2007: Nil (2006: RMB0.20)	-	1,239
Interim dividend for 2007: RMB0.20 (2006: RMB0.12)	**1,469**	743
	1,469	1,982
Dividends on ordinary shares proposed for approval at annual general meeting (not recognized as a liability as at December 31):		
Final dividend for 2007: RMB0.50 (2006: RMB0.22)	**3,673**	1,616

16. EARNINGS PER SHARE

The basic earnings per share for the year is computed by dividing the net profit attributable to equity holders of the Company for the year by the weighted average number of 7,153,386,667 shares in issue (2006: weighted average number of 6,195,053,334 shares in issue).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

17. BALANCES WITH CENTRAL BANK AND STATUTORY DEPOSITS

(in RMB million)	2007	2006
Mandatory deposits with central bank for banking operations	**14,265**	5,787
Other deposits with central bank	**4,969**	1,927
Statutory deposits for insurance operations	**1,560**	1,520
Total	**20,794**	9,234

Details of statutory deposits for insurance operations are as follows:

As at December 31, (in RMB million)	2007	2006
Ping An Life Insurance Company of China, Ltd. ("Ping An Life")	**760**	760
Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An Property & Casualty")	**600**	600
Ping An Health Insurance Company of China, Ltd. ("Ping An Health")	**100**	100
Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity")	**100**	60
Total	**1,560**	1,520
Maturing:		
Within 1 year	**60**	1,520
1 – 5 years	**1,500**	-
Total	**1,560**	1,520

The above deposits are made with PRC banks in accordance with the PRC Insurance Law based on not less than 20% of the respective registered capital of the said subsidiaries of the Company.

18. CASH AND AMOUNTS DUE FROM BANKS AND OTHER FINANCIAL INSTITUTIONS

As at December 31, (in RMB million)	2007	2006
Cash on hand	**382**	347
Term deposits	**57,384**	77,463
Due from banks and other financial institutions	**28,901**	16,375
Loans and advances	**1,192**	1,727
Total	**87,859**	95,912

Amounts due from banks and other financial institutions

As at December 31, (in RMB million)	2007	2006
Top five banks		
China Construction Bank Corporation	**25,045**	21,741
China Minsheng Banking Corp., Ltd.	**11,243**	11,062
Industrial and Commercial Bank of China Limited	**10,859**	5,327
Guangdong Development Bank	**4,505**	5,046
Bank of China Limited	**5,137**	7,542
Other banks and financial institutions		
Industrial Bank Co., Ltd.	**4,131**	11,429
Agricultural Bank of China	**3,230**	5,787
The Hongkong and Shanghai Banking Corporation Limited ("HSBC")	**153**	710
Others	**23,174**	26,921
Total	**87,477**	95,565

Due from banks and other financial institutions amounting to RMB687 million as at December 31, 2007 (2006: RMB259 million) were pledged by the Group as collateral for warrants issued by the Group.

Of the above, none of the cash and amounts due from banks and other financial institutions has been designated at fair value.

19. FIXED MATURITY INVESTMENTS

As at December 31, (in RMB million)	2007	2006
Bonds	**235,373**	204,710
Policy loans	**2,411**	1,381
Assets purchased under agreements to resell	**36,457**	6,950
Total	**274,241**	213,041
Held-to-maturity, at amortized cost	**127,736**	129,250
Available-for-sale, at fair value	**83,411**	63,768
Carried at fair value through profit or loss		
Held-for-trading	**24,226**	11,692
Total	**235,373**	204,710
Government bonds	**88,365**	93,787
Central bank bills	**23,440**	2,488
Finance bonds	**69,657**	65,256
Corporate bonds	**53,911**	43,179
Total	**235,373**	204,710
Listed	**47,961**	50,063
Unlisted	**187,412**	154,647
Total	**235,373**	204,710

20. EQUITY INVESTMENTS

As at December 31, (in RMB million)	**2007**	2006
Equity investment funds	**28,899**	14,934
Equity securities	**100,032**	31,795
Total	**128,931**	46,729

(1) Equity investment funds

As at December 31, (in RMB million)	**2007**	2006
Available-for-sale, at fair value	**9,481**	8,286
Carried at fair value through profit or loss		
Held-for-trading	**19,418**	6,020
Designated at fair value	**-**	628
Total	**28,899**	14,934
Listed	**2,721**	2,849
Unlisted	**26,178**	12,085
Total	**28,899**	14,934

(2) Equity securities

As at December 31, (in RMB million)	**2007**	2006
Available-for-sale, at fair value	**86,381**	23,340
Carried at fair value through profit or loss		
Held-for-trading	**13,651**	8,455
Total	**100,032**	31,795
Listed	**99,297**	31,395
Unlisted	**735**	400
Total	**100,032**	31,795

There is no equity securities pledged by the Group as collateral for warrants issued by the Group (2006: RMB94 million).

21. DERIVATIVE FINANCIAL INSTRUMENTS

	2007		2006	
As at December 31, (in RMB million)	**Fair value assets**	**Fair value liabilities**	Fair value assets	Fair value liabilities
Interest rate related derivatives	**14**	**27**	11	61
Currency related derivatives	**-**	**1**	-	-
Equity related derivatives	**159**	**99**	10	88
Credit related derivatives	**4**	**62**	-	-
Others derivatives	**-**	**-**	-	29
Total	**177**	**189**	21	178

As at December 31, 2007

21. DERIVATIVE FINANCIAL INSTRUMENTS *(Continued)*

As at December 31, (in RMB million)	2007	2006
Nominal amount of interest rate related derivatives	**4,261**	2,506
Nominal amount of currency related derivatives	**661**	5
Nominal amount of equity related derivatives	**670**	324
Nominal amount of credit related derivatives	**950**	–
Nominal amount of other derivatives	**–**	–
Total	**6,542**	2,835

None of the above derivatives have been designated as a hedging instrument.

22. LOANS AND ADVANCES TO CUSTOMERS

As at December 31, (in RMB million)	2007	2006
Institutional customers	**43,673**	37,283
Individual customers	**19,988**	14,300
Subtotal	**63,661**	51,583
Less: Loan loss provisions	**(536)**	(2,431)
Total	**63,125**	49,152

No loans and advances to customers are used as collateral for collateralized borrowings of the Group (2006: RMB2,231 million).

Movement in loan loss provisions is as follows:

(in RMB million)	2007	2006
As at January 1,	**2,431**	94
Additions	**136**	1
Less: Reversal	**(230)**	–
Transfer out	**(1,777)**	–
Write-off	**–**	(192)
Unwind of interest for impaired loans	**(24)**	(2)
Add: Acquisition of a subsidiary	**–**	2,530
As at December 31,	**536**	2,431

Of the above, none of the loans and advances to customers has been designated at fair value.

The majority of the Group's loans and advances are for use within Mainland China, and major off-balance sheet items such as bank acceptances are also related to the domestic customers in Mainland China. However, different industries in Mainland China have their unique characteristics in terms of economic development. Therefore, each industry in Mainland China could present a different credit risk.

22. LOANS AND ADVANCES TO CUSTOMERS *(Continued)*

The composition by industries for the Group's loans and advances to customers gross of loan loss provisions is as follows:

As at December 31, (in RMB million)	2007	%	2006	%
Agriculture, forestry and fishing	**96**	**0.2**	187	0.4
Mining	**175**	**0.3**	683	1.3
Manufacturing	**13,055**	**20.5**	9,199	17.8
Energy and utilities	**2,137**	**3.4**	1,395	2.7
Transportation and logistics	**4,009**	**6.3**	1,386	2.7
Commercial	**6,440**	**10.1**	7,375	14.3
Real estate	**6,173**	**9.7**	7,812	15.2
Construction	**3,332**	**5.2**	3,768	7.3
Personal loans	**19,988**	**31.4**	14,300	27.7
Others	**8,256**	**12.9**	5,478	10.6
Total	**63,661**	**100.0**	51,583	100.0

23. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries and associates as at December 31, 2007 are set out below:

Subsidiaries	Place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Paid-up capital (RMB unless otherwise stated)	Principal activities
Ping An Life Insurance Company of China, Ltd.	The PRC	99.00%	-	3,800,000,000	Life insurance
Ping An Property & Casualty Insurance Company of China, Ltd.	The PRC	99.06%	-	3,000,000,000	Property and casualty insurance
China Ping An Trust & Investment Co., Ltd.	The PRC	99.88%	-	4,200,000,000	Trust and investment
Ping An Securities Company, Ltd.	The PRC	-	86.11%	1,800,000,000	Security investment and brokerage
Shenzhen Ping An Bank Co., Ltd.	The PRC	90.04%	-	5,460,940,138	Banking
Ping An Annuity Insurance Company of China, Ltd.	The PRC	97.00%	2.98%	500,000,000	Annuity insurance
Ping An Asset Management Co., Ltd.	The PRC	96.00%	3.96%	500,000,000	Investment, asset management
Ping An Health Insurance Company of China, Ltd.	The PRC	95.00%	4.96%	500,000,000	Health insurance
Shenzhen Ping An Futures Brokerage Co., Ltd.	The PRC	-	89.03%	120,000,000	Futures brokerage
Shenzhen Ping An Industries Co., Ltd.	The PRC	-	99.88%	20,000,000	Investment
Shenzhen Ping An Property and Facility Management Co., Ltd.	The PRC	-	99.88%	20,000,000	Property management

As at December 31, 2007

23. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES *(Continued)*

Subsidiaries	Place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Paid-up capital (RMB unless otherwise stated)	Principal activities
Shenzhen Ping An Real Estate Investment Co., Ltd.	The PRC	–	99.88%	300,000,000	Real estate investment
Yuxi Ping An Real Estate Co., Ltd.	The PRC	–	79.90%	38,500,000	Property leasing
Yuxi Meijiahua Business Management Co., Ltd.	The PRC	–	79.90%	500,000	Property management
Fuzhou Ping An Real Estate Development Co., Ltd.	The PRC	–	74.25%	US$5,000,000	Real estate investment
Ping An Meijiahua (Jingzhou) Business Management Co., Ltd.	The PRC	–	50.94%	US$9,700,000	Real estate investment
Nanning Ping An Meijiahua Real Estate Co., Ltd.	The PRC	–	50.94%	55,000,000	Property leasing
Shenzhen Xin An Investment Consultant Co., Ltd.	The PRC	–	99.88%	3,000,000	Investment consulting
Shenzhen CITIC City Plaza Investment Co., Ltd	The PRC	–	98.88%	20,000,000	Real estate investment
China Ping An Insurance Overseas (Holdings) Limited	Hong Kong	100.00%	–	HK$555,000,000	Investment holding
China Ping An Insurance (Hong Kong) Company Limited	Hong Kong	–	75.00%	HK$110,000,000	Property and casualty insurance
Ping An of China Asset Management (Hong Kong) Company Limited	Hong Kong	–	100.00%	HK$65,000,000	Asset management
Anseng Investment Company Limited	BVI	–	100.00%	US$2	Investment holding
Rich All Investments Company Limited	BVI	–	100.00%	US$36,000,001	Investment holding
Profaith International Investment Limited	BVI	–	100.00%	US$1	Investment holding
Portfield Limited	Hong Kong	–	60.00%	HK$10	Investment holding
Ningbo Beilun Port Expressway Co. Ltd.	The PRC	–	60.00%	US$77,800,000	Operating expressway

23. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES *(Continued)*

Associates	Place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Paid-up capital (RMB unless otherwise stated)	Principal activities
Veolia Water (Kunming) Investment Co., Ltd.	Hong Kong	-	24%	US$91,875,208	Water Investment
Veolia Water (Yellow River) Investment Co., Ltd.	Hong Kong	-	49%	US$151,195,839	Water Investment
Veolia Water (Liuzhou) Investment Co., Ltd.	Hong Kong	-	45%	US$32,124,448	Water Investment
PingAn Roosevelt Holdings Ltd	Hong Kong	-	30%	US$10,000	Retail Investment
Hubei Shumyip Huayin Traffic Development Co., Ltd.	The PRC	-	49%	RMB110,000,000	Investment in expressway
Beijing Jin'an Shihua Shangdi Hotel Management Co., Ltd.	The PRC	-	21%	RMB130,000,000	Hotel management and administration

24. PREMIUM RECEIVABLES

As at December 31, (in RMB million)	2007	2006
Premium receivables	**4,613**	3,094
Less: Provision for doubtful receivables	**(179)**	(155)
Premium receivables, net	**4,434**	2,939

Provision is made on a periodic basis for those amounts that are considered uncollectible. The credit terms is generally for a period of one month, extending up to five months for major customers. Overdue balances are reviewed regularly by senior management.

An aging analysis of premium receivables is as follows:

As at December 31, (in RMB million)	2007	2006
Within 3 months	**4,263**	2,838
Over 3 and within 6 months	**142**	79
Over 6 months	**29**	22
Total	**4,434**	2,939

The Group has relevant credit control procedures for premium receivables aged over the credit terms provided to the policyholders.

25. REINSURANCE ASSETS

As at December 31, (in RMB million)	2007	2006
Ceded unearned premium reserves	**2,564**	2,406
Anticipated claims recoverable from reinsurers in respect of outstanding claims	**2,304**	1,724
Ceded policyholders' reserves	**12**	–
Total	**4,880**	4,130

26. DEFERRED POLICY ACQUISITION COSTS

(in RMB million)	Life	Property and casualty	Total
As at January 1, 2007	**30,061**	**1,805**	**31,866**
Deferred	**10,248**	**3,997**	**14,245**
Amortized	**(1,428)**	**(3,445)**	**(4,873)**
Effect of net unrealized gains on investments through equity (shadow accounting adjustment)	**67**	–	**67**
As at December 31, 2007	**38,948**	**2,357**	**41,305**

(in RMB million)	Life	Property and casualty	Total
As at January 1, 2006	25,295	1,133	26,428
Deferred	7,852	2,931	10,783
Amortized	(3,044)	(2,259)	(5,303)
Effect of net unrealized gains on investments through equity (shadow accounting adjustment)	(42)	–	(42)
As at December 31, 2006	30,061	1,805	31,866

27. INVESTMENT PROPERTIES

(in RMB million)	2007	2006
Cost		
As at January 1,	**1,918**	1,762
Acquisition of subsidiaries	**2,046**	124
Additions	**454**	176
Transfer from property and equipment, net	**126**	41
Disposal	**(38)**	(185)
As at December 31,	**4,506**	1,918
Accumulated depreciation and impairment losses		
As at January 1,	**390**	519
Acquisition of subsidiaries	**91**	17
Depreciation for the year	**119**	64
Transfer from/(to) property and equipment, net	**55**	–
Disposal	**(11)**	(58)
Write-back of impairment losses	**(20)**	(152)
As at December 31,	**624**	390
Net book value		
As at December 31,	**3,882**	1,528
Fair value	**5,846**	2,095

The fair value of the investment properties as at December 31, 2007 was estimated by the directors of the Company having regard to valuations performed by independent valuers.

The rental income arising from investment properties during the year amounted to RMB299 million (2006: RMB117 million), which is included in net investment income.

The Group is still in the process of applying for title certificates for investment properties with a net book value of RMB192 million as at December 31, 2007 (2006: RMB93 million).

As at December 31, 2007, investment properties with carrying amount of RMB1,701 million was used to secure long term bank loans with aggregate carrying amount of RMB1,612 million.

As at December 31, 2007

28. PROPERTY AND EQUIPMENT

(in RMB million)	Leasehold improvements	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Construction in progress	Total
Cost						
As at January 1, 2006	311	2,643	1,558	400	646	5,558
Acquisition of a subsidiary	72	435	308	8	10	833
Additions	87	12	357	87	764	1,307
Transfer of construction in progress	62	709	5	–	(776)	–
Transfer to investment properties, net	–	(41)	–	–	–	(41)
Disposals	–	(38)	(112)	(74)	–	(224)
As at December 31, 2006	532	3,720	2,116	421	644	7,433
Additions	100	–	515	101	3,381	4,097
Acquisition of subsidiaries	47	–	17	2	–	66
Transfer of construction in progress	50	503	–	–	(553)	–
Transfer to investment properties, net	–	(126)	–	–	–	(126)
Disposals	(38)	(42)	(251)	(33)	–	(364)
As at December 31, 2007	691	4,055	2,397	491	3,472	11,106
Accumulated depreciation and impairment losses						
As at January 1, 2006	160	647	930	250	26	2,013
Acquisition of a subsidiary	47	77	212	8	–	344
Depreciation charge	96	91	199	51	–	437
Transfer from investment properties, net	–	–	–	–	–	–
Disposals	–	(9)	(78)	(55)	(15)	(157)
Impairment losses	–	30	–	–	–	30
As at December 31, 2006	303	836	1,263	254	11	2,667
Depreciation charge	133	171	260	45	–	609
Acquisition of subsidiaries	–	–	4	1	–	5
Transfer to investment properties, net	–	(55)	–	–	–	(55)
Disposals	(31)	(13)	(222)	(26)	–	(292)
Impairment losses	–	7	–	–	–	7
As at December 31, 2007	405	946	1,305	274	11	2,941
Net book value						
As at December 31, 2007	286	3,109	1,092	217	3,461	8,165
As at December 31, 2006	229	2,884	853	167	633	4,766

The Group is still in the process of applying for the title certificates for its buildings with a net book value of RMB212 million as at December 31, 2007 (2006: RMB156 million).

29. INTANGIBLE ASSETS

(in RMB million)	Goodwill	Toll road operating right	Prepaid land premiums	Other intangible assets	Total
Cost					
As at January 1, 2006	327	–	1,044	310	1,681
Additions	–	–	2	81	83
Acquisition of a subsidiary	82	–	–	9	91
Disposal	–	–	(20)	(16)	(36)
As at December 31, 2006	409	–	1,026	384	1,819
Additions	54	–	–	118	172
Acquisition of subsidiaries	160	2,754	–	–	2,914
Disposal	(13)	–	–	(52)	(65)
As at December 31, 2007	610	2,754	1,026	450	4,840
Accumulated amortization and impairment losses					
As at January 1, 2006	–	–	89	181	270
Amortization charge	–	–	21	60	81
Disposal	–	–	–	(16)	(16)
As at December 31, 2006	–	–	110	225	335
Amortization charge	–	3	26	67	96
Acquisition of a subsidiary	–	101	–	–	101
Disposal	–	–	–	(92)	(92)
As at December 31, 2007	–	104	136	200	440
Net book value					
As at December 31, 2007	610	2,650	890	250	4,400
As at December 31, 2006	409	–	916	159	1,484

(1) Toll road operating right

Operating right of an expressway is amortised on a reasonable basis. As at December 31, 2007, such operating right was used to secure a long term bank loan with carrying amount of RMB1,606 million.

(2) Goodwill

The recoverable amount of goodwill has been estimated based on value in use calculation using cash flow projections and financial plans approved by management and pretax, company specific, risk adjusted discount rates. Projected cash flows beyond five years are extrapolated using a steady growth rate. The projected cash flows are determined by future estimated profits based on management expectations for market development.

(3) Prepaid land premiums

Prepaid land premiums are acquired under PRC laws for fixed periods, and the related costs are amortized on a straight-line basis. All of the Group's prepaid land premiums are related to lands located in the PRC. The net book value of the prepaid land premiums as at December 31, 2007 is expected to be amortized over lease terms ranging from 50 to 70 years (2006: 50 to 70 years).

As at December 31, 2007

29. INTANGIBLE ASSETS (Continued)

(3) Prepaid land premiums (Continued)

The Group is still in the process of applying for title certificates for prepaid land premiums with a net book value of RMB483 million as at December 31, 2007 (2006: RMB498 million). This amount as at December 31, 2007 represents costs incurred to acquire lands in Shanghai for the construction of new properties. In the opinion of the Company's management, where necessary, adequate provision for impairment losses has been made for prepaid land premiums without title certificates as at December 31, 2007.

30. OTHER ASSETS AND RECEIVABLES

As at December 31, (in RMB million)	2007	2006
Prepayments	627	1,689
Due from reinsurers	1,528	787
Interest receivables	3,964	3,208
Settled assets	538	826
Interest rate swap deposits	147	238
Other assets	1,249	1,360
Total	8,053	8,108

31. SHARE CAPITAL

As at December 31, (in million)	2007	2006
Number of shares registered, issued and fully paid at RMB1 each	7,345	6,195

The Company issued 1.15 billion ordinary A-shares with par value of RMB1.00 at a price of RMB33.80 per share in February 2007. As of February 15, 2007, the Company has collected net proceeds of RMB38,222 million for the initial public offering of A-shares. The increase in paid-up share capital amounts to RMB1,150 million and the difference between the proceeds and paid-up share capital of RMB37,072 million is recorded in capital reserve.

32. RESERVES AND RETAINED PROFITS

Group

The amounts of the Group's reserves and the movements therein for the current and prior year are presented in the consolidated statement of changes in equity of the financial statements.

32. RESERVES AND RETAINED PROFITS (Continued)

Company

(in RMB million)	Notes	Capital reserve	Surplus reserve fund	Statutory public welfare fund	General reserve	Net unrealized gains	Retained profits/ (accumulated losses)	Total
As at January 1, 2007		14,835	6,126	-	395	585	1,686	23,627
Issue of new shares in the PRC		37,720	-	-	-	-	-	37,720
Share issue expenses		(648)	-	-	-	-	-	(648)
Net profit for 2007		-	-	-	-	-	6,862	6,862
Net gains on available-for-sale investments		-	-	-	-	438	-	438
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	(782)	-	(782)
Deferred tax recognized, net		-	-	-	-	47	-	47
Dividends declared	15	-	-	-	-	-	(3,085)	(3,085)
Transfer of surplus reserve fund	32	-	(1,157)	-	-	-	1,157	-
Appropriations to statutory surplus reserve fund		-	686	-	-	-	(686)	-
As at December 31, 2007		51,907	5,655	-	395	288	5,934	64,179
As at January 1, 2006		14,835	4,743	783	395	24	(1,652)	19,128
Net profit for 2006		-	-	-	-	-	5,920	5,920
Net gains on available-for-sale investments		-	-	-	-	848	-	848
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	(188)	-	(188)
Deferred tax recognized, net		-	-	-	-	(99)	-	(99)
Dividends declared	15	-	-	-	-	-	(1,982)	(1,982)
Transfer to statutory surplus reserve fund		-	783	(783)	-	-	-	-
Appropriations to statutory surplus reserve fund		-	600	-	-	-	(600)	-
As at December 31, 2006		14,835	6,126	-	395	585	1,686	23,627

According to the Company's Articles of Association, the Company shall set aside 10% of its net profit determined in its statutory financial statements, prepared in accordance with PRC Accounting Standards, to a statutory surplus reserve fund. The Company can cease such profit appropriation to this fund if the fund reaches 50% of the Company's registered share capital. The Company may also make appropriations from its net profit to the discretionary surplus reserve fund provided the appropriation is approved by a resolution of the shareholders. These reserves cannot be used for purposes other than those for which they are created. Profits are used against prior year losses before allocations to such reserves.

Capital reserve mainly represents share premiums arising from the issuance of shares.

As at December 31, 2007

32. RESERVES AND RETAINED PROFITS *(Continued)*

Subject to resolutions passed in shareholders' meetings, the statutory surplus reserve fund, discretionary surplus reserve fund and capital reserve can be transferred to share capital. The balance of the statutory surplus reserve fund after transfers to share capital should not be less than 25% of the registered capital.

In accordance with the relevant regulations, general reserve should be set aside to cover catastrophic or other losses as incurred by companies operating in the insurance, banking, trust, securities and futures business. The Group's respective entities in such business would need to make appropriations for such reserve based on their respective year end profit or risk assets determined in accordance with PRC Accounting Standards, and based on the applicable PRC financial regulations, in the annual financial statements. Such reserve is not available for profit distribution or transfer to capital.

In accordance with the relevant regulations, the net profit after tax of the Company for profit distribution is deemed to be the lower of (i) the retained profits determined in accordance with PRC Accounting Standards and (ii) the retained profits determined in accordance with IFRSs. The profit appropriation for the year ended December 31, 2006 was approved in the shareholders' meeting held on June 7, 2007.

During the year, because of the adoption of the new PRC Accounting Standards, the Company and the Group transferred surplus reserve fund of RMB1,157 million and RMB6 million, respectively, to retained profits.

33. DUE TO BANKS AND OTHER FINANCIAL INSTITUTIONS

As at December 31, (in RMB million)	**2007**	2006
Deposits from other banks and financial institutions	**7,532**	3,465
Short-term borrowing	**3,894**	1,518
Long-term borrowing	**3,218**	155
Total	**14,644**	5,138
Current portion*	**11,581**	4,983
Non-current portion	**3,063**	155
Total	**14,644**	5,138

* Expected settlement within 12 months from the balance sheet date.

The Group has not had defaults of principal, interest or other significant breaches with respect to its liabilities during the year.

34. ASSETS SOLD UNDER AGREEMENTS TO REPURCHASE

The face value of the assets which are used as collateral for the collateralized borrowings of the Group approximates the borrowed amount.

35. CUSTOMER DEPOSITS

As at December 31, (in RMB million)	2007	2006
Corporate customers		
– Current accounts	**32,769**	38,859
– Term deposits	**34,297**	21,911
– Settlement balances	**5,135**	327
Individual customers		
– Current/saving accounts	**6,160**	5,691
– Term deposits	**4,305**	5,749
– Settlement balances	**9,259**	3,423
Total	**91,925**	75,960
Current portion*	**85,293**	72,413
Non-current portion	**6,632**	3,547
Total	**91,925**	75,960

* Expected settlement within 12 months from the balance sheet date.

36. INSURANCE CONTRACT LIABILITIES

As at December 31, (in RMB million)	2007	2006
Policyholders' reserves	**323,744**	268,436
Policyholder contract deposits	**34,734**	20,844
Policyholder account liabilities in respect of insurance contracts	**34,871**	20,961
Unearned premium reserves	**15,480**	12,820
Claim reserves	**7,645**	6,480
Total	**416,474**	329,541

	2007			2006		
As at December 31, (in RMB million)	**Insurance contract liability**	**Reinsurers' share**	**Net**	Insurance contract liability	Reinsurers' share	Net
Long term life insurance contracts and investment contracts with DPF	**393,349**	**(12)**	**393,337**	310,241	–	310,241
Short term life insurance contracts	**2,853**	**(445)**	**2,408**	2,519	(466)	2,053
Property and casualty insurance contracts	**20,272**	**(4,423)**	**15,849**	16,781	(3,664)	13,117
Total	**416,474**	**(4,880)**	**411,594**	329,541	(4,130)	325,411

As at December 31, 2007

36. INSURANCE CONTRACT LIABILITIES *(Continued)*

As at December 31, (in RMB million)	2007	2006
Current gross insurance contract liabilities*		
Long term life	**14,726**	12,108
Short term life	**2,810**	2,488
Property and casualty	**15,189**	12,231
Non-current gross insurance contract liabilities		
Long term life	**378,623**	298,133
Short term life	**43**	31
Property and casualty	**5,083**	4,550
Total	**416,474**	329,541

* Expected settlement within 12 months from the balance sheet date.

(1) Long term life insurance contracts and investment contracts with DPF

As at December 31, (in RMB million)	2007	2006
Policyholders' reserves	**323,744**	268,436
Policyholder contract deposits	**34,734**	20,844
Policyholder account liabilities in respect of insurance contracts	**34,871**	20,961
Total	**393,349**	310,241

The policyholders' reserves are analyzed as follows:

(in RMB million)	2007	2006
As at January 1,	**268,436**	223,632
New business	**13,040**	10,222
Inforce change	**39,893**	31,180
Effect of net unrealized gain on investments through equity (shadow accounting adjustment)	**2,375**	3,402
As at December 31,	**323,744**	268,436

The Group does not have significant reinsurance assets in respect of the policyholders' reserves carried for long term life insurance contracts and investment contracts with DPF.

36. INSURANCE CONTRACT LIABILITIES *(Continued)*

(2) Short term life insurance contracts

As at December 31, (in RMB million)	2007	2006
Unearned premium reserves	**2,098**	1,890
Claim reserves	**755**	629
Total	**2,853**	2,519

The unearned premium reserves of short term life insurance are analyzed as follows:

	2007			2006		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1,	**1,890**	**(273)**	**1,617**	1,789	(349)	1,440
Premiums written in the year	**4,639**	**(683)**	**3,956**	4,027	(607)	3,420
Premiums earned during the year	**(4,431)**	**694**	**(3,737)**	(3,926)	683	(3,243)
As at December 31,	**2,098**	**(262)**	**1,836**	1,890	(273)	1,617

The claim reserves of short term life insurance are analyzed as follows:

	2007			2006		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1,	**629**	**(193)**	**436**	510	(200)	310
Claims incurred during the year	**2,349**	**(514)**	**1,835**	2,144	(534)	1,610
Claims paid during the year	**(2,223)**	**524**	**(1,699)**	(2,025)	541	(1,484)
As at December 31,	**755**	**(183)**	**572**	629	(193)	436

As at December 31, 2007

36. INSURANCE CONTRACT LIABILITIES (Continued)

(3) Property and casualty insurance contracts

As at December 31, (in RMB million)	2007	2006
Unearned premium reserves	**13,382**	10,930
Claim reserves	**6,890**	5,851
Total	**20,272**	16,781

The unearned premium reserves of property and casualty insurance are analyzed as follows:

	2007			2006		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1,	**10,930**	**(2,133)**	**8,797**	8,821	(2,146)	6,675
Premiums written in the year	**21,666**	**(3,588)**	**18,078**	16,995	(3,640)	13,355
Premiums earned during the year	**(19,214)**	**3,419**	**(15,795)**	(14,886)	3,653	(11,233)
As at December 31,	**13,382**	**(2,302)**	**11,080**	10,930	(2,133)	8,797

The claim reserves of property and casualty insurance are analyzed as follows:

	2007			2006		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1,	**5,851**	**(1,531)**	**4,320**	5,314	(1,490)	3,824
Claims incurred during the year	**12,154**	**(2,503)**	**9,651**	9,117	(1,939)	7,178
Claims paid during the year	**(10,915)**	**1,913**	**(9,002)**	(8,580)	1,898	(6,682)
Portfolio transfer	**(200)**	**–**	**(200)**	–	–	–
As at December 31,	**6,890**	**(2,121)**	**4,769**	5,851	(1,531)	4,320

37. INVESTMENT CONTRACT LIABILITIES FOR POLICYHOLDERS

(in RMB million)	2007	2006
Policyholder account liabilities in respect of investment contracts	**4,622**	3,971
Investment contract reserves	**799**	262
Total	**5,421**	4,233
Current portion*	**471**	61
Non-current portion	**4,950**	4,172
Total	**5,421**	4,233

* Expected settlement within 12 months from the balance sheet date.

The investment contract liabilities are analyzed as follows:

(in RMB million)	2007	2006
As at January 1,	**4,233**	3,092
Premiums received	**1,211**	634
Accretion of investment income	**883**	654
Liabilities released for benefits paid	**(840)**	(286)
Policy administration fees and surrender charges deducted	**(66)**	(41)
Others	**–**	180
As at December 31,	**5,421**	4,233

The benefits offered under the policyholders' investment contracts are based on the return of selected assets.

The liabilities originated from policyholders' investment contracts are measured by reference to their respective underlying assets of these contracts.

38. DEFERRED INCOME TAX ASSETS/LIABILITIES

(in RMB million)	2007	2006
Net deferred income tax liabilities, as at January 1,	**1,240**	49
Acquisition of subsidiaries	**308**	(354)
Recognized as income or expenses	**1,297**	202
Recognized in equity	**3,437**	1,343
Net deferred income tax liabilities, as at December 31,	**6,282**	1,240

Net deferred income tax (assets)/liabilities

As at December 31, (in RMB million)	2007	2006
Policyholders' reserves	**(10,645)**	(5,364)
Deferred policy acquisition costs	**10,326**	5,093
Claim reserves	**(105)**	(501)
Unearned premium reserves	**36**	13
Fair value adjustment on available-for-sale investments	**5,942**	2,023
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	**1,067**	514
Loan loss provisions	**(14)**	(280)
Provisions for placement and settled assets	**5**	(103)
Others	**(330)**	(155)
Total	**6,282**	1,240

39. OTHER LIABILITIES

As at December 31, (in RMB million)	2007	2006
Annuity and other insurance payable	**4,646**	3,183
Premiums received in advance	**2,981**	1,352
Salaries and welfare payable	**4,732**	2,133
Commission payable	**1,104**	894
Due to reinsurers	**1,732**	738
Insurance guarantee fund	**126**	82
Others	**5,735**	3,362
Total	**21,056**	11,744

According to the relevant regulations, the Group should provide for insurance guarantee fund at 0.15% of the net premiums of long term life insurance with guaranteed investment returns and long term health insurance, at 0.05% of the net premiums of other long term life insurance, and at 1% of the net premiums of property and casualty insurance, accident insurance, short-term health insurance, etc. No additional provision is required when the accumulated provision balances of Ping An Life, Ping An Health and Ping An Annuity reach 1% of their respective total assets as determined in accordance with PRC Accounting Standards. On the other hand, no additional provision is required when the accumulated balance of Ping An Property & Casualty's provision reaches 6% of its total assets as determined in accordance with PRC Accounting Standards.

40. FIDUCIARY ACTIVITIES

As at December 31, (in RMB million)	2007	2006
Assets under trust schemes	**47,519**	16,677
Assets under corporate annuity schemes	**4,983**	634
Entrusted loans	**1,654**	2,120
Assets under asset management schemes	**1,317**	–
Total	**55,473**	19,431

41. RISK AND CAPITAL MANAGEMENT

(1) Insurance risk

The risk under insurance contract is the possibility of occurrence of insured event and uncertainty of the amount and timing of the resulting claim. The principal risk the Group faces under such contracts is that the actual claims and benefit payments exceed the carrying amount of insurance liabilities. This could occur due to any of the following factors:

Occurrence risk – the possibility that the number of insured events will differ from those expected.

Severity risk – the possibility that the cost of the events will differ from those expected.

Development risk – the possibility that changes may occur in the amount of an insurer's obligation at the end of the contract period.

The variability of risks is improved by diversification of risk of loss to a large portfolio of insurance contracts as a more diversified portfolio is less likely to be affected across the board by change in any subset of the portfolio. The variability of risks is also improved by careful selection and implementation of underwriting strategy and guidelines.

The business of the Group comprises long term life insurance contracts, property and casualty and short term life insurance contracts. For contracts where death is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected. For contracts where survival is the insured risk, the most significant factor is continued improvement in medical science and social conditions that would increase longevity. For property and casualty insurance contracts, claims are often affected by natural disasters, calamities, terrorist attacks, etc.

These risks currently do not vary significantly in relation to the location of the risk insured by the Group whilst undue concentration by amounts could have an impact on the severity of benefit payments on a portfolio basis.

There would be no significant mitigating terms and conditions that reduce the insured risk accepted for contracts with fixed and guaranteed benefits and fixed future premiums. However, for contracts with DPF, the participating nature of these contracts results in a significant portion of the insurance risk being shared with the insured party.

Insurance risk is also affected by the policyholders' rights to terminate the contract, pay reduced premiums or refuse to pay premiums, etc. Thus, the resultant insurance risk is subject to policyholders' behavior and decisions.

The Group's concentration of insurance risk is reflected by its major lines of business as analyzed by premium income in note 6.

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(a) Long term life insurance contracts and investment contracts with DPF

Assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions relating to both long term life insurance contracts and investment contracts. Such assumptions are determined as appropriate and prudent estimates at the date of valuation.

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

Mortality, morbidity and lapse rates

Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions are based on experience studies of the Group's actual experience.

For long term life insurance policies, increased mortality rates will lead to a larger number of claims and claims will occur sooner than anticipated, which will increase the expenditure and reduce profits for the shareholders.

For annuity contracts, a high mortality will decrease payments, thereby reducing expenditure and increase profits.

Impact of increase in lapse rates at early duration of the policy would tend to reduce profits for the shareholders but lapse rates at later policy durations is broadly neutral in effect.

Investment return

Future investment return for non-investment-linked life insurance contracts has been changed to be 5.0% in 2008 and to increase by 0.1% every year to 5.5% by 2013 and thereafter. These rates have been derived by consideration of the current market condition and the Group's current and expected future asset allocation. They are the best estimate rates used in gross premium reserve valuation and liability adequacy test on a portfolio basis.

An increase in investment return assumption may lead to a decrease in policyholders' liabilities.

Expenses

Maintenance expenses assumptions reflect the projected costs of maintaining and servicing in force policies. The assumption for policy administration expenses is determined based on expected unit costs. Unit costs have been based on an analysis of actual experience.

An increase in the level of expenses would result in an increase in expenditure thereby reducing profits for the shareholders.

Others

Other assumptions include taxation, future bonus rates, etc.

Change in assumptions

The assumptions used to estimate the liabilities of the Group's long term life insurance contracts and investment contracts with DPF require judgment and are subject to uncertainty. During the year, the long term life insurance policyholders' reserves increased by RMB3,281 million mainly due to the recognition of changes in lapse and mortality rate assumptions for certain group life and annuity insurance business.

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(a) Long term life insurance contracts and investment contracts with DPF (Continued)

Sensitivities

The Group has investigated the impact on long term life insurance contract liabilities, of varying independently certain assumptions regarding future experience. For most insurance contracts, the assumptions are established at the inception of the policies and remain unchanged. The impact of assumption changes to liabilities mainly comes from the potential reserve increase due to failing the liability adequacy test. The following changes in assumptions have been considered:

- investment return assumption increased by 25 basis points every year;
- investment return assumption decreased by 25 basis points every year;
- a 10% increase in maintenance expense rates;
- a 10% decrease in mortality and morbidity rates; and
- a 10% decrease in policy lapse rates.

Assumptions	Impact on gross policyholders' reserves* (in RMB million)	Impact of assumption change as a percentage of gross policyholders' reserves
Investment return increased by 25 basis points	(1,353)	(0.42%)
Investment return decreased by 25 basis points	1,468	0.45%
10% increase in maintenance expense rates	20	0.01%
10% decrease in morbidity/mortality rates	343	0.11%
10% decrease in policy lapse rates	207	0.06%

* Including investment contracts with DPF

The above impact on policyholders' reserves will be reflected in the Group's profit before tax and equity.

The sensitivity analysis also does not take into account the fact that the assets and liabilities are actively managed and may vary at the time that any actual market movement occurs.

Other limitations in the above analysis include the use of hypothetical market movements to demonstrate potential risk and the assumption that interest rates move in identical fashion.

(b) Property and casualty and short term life insurance contracts

Assumptions

The principal assumption underlying the estimates is the Group's past claims development experience. This includes assumptions in respect of average claim costs, claims handling costs, claims inflation factors and claim numbers for each accident year. Judgment is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Other key assumptions include delays in settlement, etc.

As at December 31, 2007

41. RISK AND CAPITAL MANAGEMENT (Continued)

(1) Insurance risk (Continued)

(b) Property and casualty and short term life insurance contracts (Continued)

Sensitivities

The property and casualty and short term life insurance claim reserves are sensitive to the above key assumptions. The sensitivity of certain variables like legislative change, uncertainty in the estimation process, etc, is not possible to quantify. Furthermore, because of delays that arise between occurrence of a claim and its subsequent notification and eventual settlement, the outstanding claim reserves are not known with certainty at the balance sheet date.

Reproduced below is an exhibit that shows the development of claim reserves:

	Property and casualty insurance (accident year) – gross					
(in RMB million)	2003	2004	2005	2006	**2007**	Total
Estimated cumulative claims as of:						
End of current year	5,429	5,955	7,171	9,317	**10,700**	
One year later	5,403	5,948	7,172	10,305	–	
Two years later	5,403	5,397	6,953	–	–	
Three years later	5,277	5,259	–	–	–	
Four years later	5,223	–	–	–	–	
Estimated cumulative claims	5,223	5,259	6,953	10,305	**10,700**	38,440
Cumulative claims paid	(5,142)	(5,127)	(6,588)	(8,352)	**(6,526)**	(31,735)
Prior year adjustments and unallocated loss adjustment expenses						185
Unpaid claim expenses						6,890

	Property and casualty insurance (accident year) – net					
(in RMB million)	2003	2004	2005	2006	**2007**	Total
Estimated cumulative claims as of:						
End of current year	3,726	4,181	5,266	7,219	**8,875**	
One year later	3,687	4,228	5,280	7,362	–	
Two years later	3,705	3,833	5,129	–	–	
Three years later	3,611	3,732	–	–	–	
Four years later	3,574	–	–	–	–	
Estimated cumulative claims	3,574	3,732	5,129	7,362	**8,875**	28,672
Cumulative claims paid	(3,530)	(3,627)	(4,858)	(6,516)	**(5,546)**	(24,077)
Prior year adjustments and unallocated loss adjustment expenses						174
Unpaid claim expenses						4,769

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(b) Property and casualty and short term life insurance contracts *(Continued)*

Sensitivities (Continued)

(in RMB million)	Short term life insurance (accident year) – gross					
	2003	2004	2005	2006	**2007**	Total
Estimated cumulative claims as of:						
End of current year	1,376	1,571	1,767	2,039	**2,316**	
One year later	1,349	1,577	1,960	1,983	–	
Two years later	1,354	1,582	1,935	–	–	
Three years later	1,354	1,582	–	–	–	
Four years later	1,354	–	–	–	–	
Estimated cumulative claims	1,354	1,582	1,935	1,983	**2,316**	9,170
Cumulative claims paid	(1,354)	(1,582)	(1,935)	(1,946)	**(1,618)**	(8,435)
Prior year adjustments and unallocated loss adjustment expenses						20
Unpaid claim expenses						755

(in RMB million)	Short term life insurance (accident year) – net					
	2003	2004	2005	2006	**2007**	Total
Estimated cumulative claims as of:						
End of current year	978	1,053	1,156	1,616	**1,790**	
One year later	959	1,057	1,482	1,555	–	
Two years later	916	1,086	1,538	–	–	
Three years later	916	1,086	–	–	–	
Four years later	916	–	–	–	–	
Estimated cumulative claims	916	1,086	1,538	1,555	**1,790**	6,885
Cumulative claims paid	(916)	(1,086)	(1,538)	(1,527)	**(1,266)**	(6,333)
Prior year adjustments and unallocated loss adjustment expenses						20
Unpaid claim expenses						572

To illustrate the sensitivities of ultimate claims costs, for example, a respective percentage change in average claim costs or the number of claims alone result in a similar percentage change in claim reserves. In other words, while other assumptions remain unchanged, a 5% increase in average claim costs would increase net claim reserves for property and casualty insurance and short term life insurance as at December 31, 2007 by approximately RMB238 million and RMB29 million, respectively.

As at December 31, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(c) Reinsurance

The Group limits its exposure to losses within insurance operations mainly through participation in reinsurance arrangements. The majority of the business ceded is placed on quota share basis and surplus basis with retention limits varying by product lines. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for ascertaining the underlying policy benefits and are presented in the balance sheet as reinsurance assets.

Even though the Group may have reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to reinsurance ceded, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements.

(2) Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market.

(a) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the pre-tax impact on profit and equity (due to changes in fair value of currency sensitive non-monetary assets and liabilities measured at fair value, as well as monetary assets and liabilities). The correlation of variables will have a significant effect in determining the ultimate impact on market risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

	December 31, 2007			December 31, 2006	
(in million)	**Change in variables**	**Decrease in profit**	**Decrease in equity**	Decrease in profit	Decrease in equity
All foreign currencies	**-5%**	**504**	**2,013**	667	824

The main non-monetary assets and liabilities measured at fair value, as well as monetary assets and liabilities of the Group, excluding balances of investment-linked contracts, are analyzed as follows by currency:

	December 31, 2007				
(in million)	**RMB**	**US dollar (Original)**	**Hong Kong dollar (Original)**	**Others (RMB equivalent)**	**RMB equivalent Total**
Balances with central bank and statutory deposits	**20,571**	**18**	**97**	**-**	**20,794**
Cash and amounts due from banks and other financial institutions	**84,252**	**235**	**2,000**	**15**	**87,859**
Fixed maturity investments	**272,522**	**209**	**205**	**-**	**274,241**
Equity Investments	**87,345**	**1,340**	**10,539**	**21,198**	**128,197**
Loans and advances to customers	**61,206**	**243**	**156**	**-**	**63,125**
Premium receivables	**4,148**	**37**	**16**	**-**	**4,434**
Reinsurance assets	**1,230**	**148**	**5**	**-**	**2,316**
Other assets and receivables	**6,003**	**67**	**126**	**5**	**6,615**
Total	**537,277**	**2,297**	**13,144**	**21,218**	**587,581**

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(2) Market risk *(Continued)*

(a) Foreign currency risk (Continued)

	December 31, 2007				
(in million)	**RMB**	**US dollar (Original)**	**Hong Kong dollar (Original)**	**Others (RMB equivalent)**	**RMB equivalent Total**
Due to banks and other financial institutions	**8,393**	**262**	**4,631**	**–**	**14,644**
Assets sold under agreements to repurchase	**13,556**	**–**	**–**	**–**	**13,556**
Customer deposits	**90,200**	**201**	**271**	**–**	**91,925**
Investment contract liabilities for policyholders	**799**	**–**	**–**	**–**	**799**
Policyholder dividend payable and provisions	**7,006**	**–**	**–**	**–**	**7,006**
Insurance contract liabilities	**380,420**	**157**	**34**	**4**	**381,603**
Income tax payable	**776**	**3**	**10**	**–**	**807**
Other liabilities	**20,204**	**73**	**340**	**–**	**21,056**
Total	**521,354**	**696**	**5,286**	**4**	**531,396**

	December 31, 2006				
(in million)	RMB	US dollar (Original)	Hong Kong dollar (Original)	Others (RMB equivalent)	RMB equivalent Total
Balances with central bank and statutory deposits	8,991	19	95	–	9,234
Cash and amounts due from banks and other financial institutions	80,858	1,818	850	1	95,912
Fixed maturity investments	211,450	154	387	–	213,041
Equity investments	42,557	107	3,129	–	46,535
Loans and advances to customers	48,137	130	–	–	49,152
Premium receivables	2,732	25	14	–	2,939
Reinsurance assets	1,641	10	5	–	1,724
Other assets and receivables	5,630	77	511	–	6,745
Total	401,996	2,340	4,991	1	425,282

As at December 31, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(2) Market risk *(Continued)*

(a) *Foreign currency risk* (Continued)

(in million)	December 31, 2006 RMB	US dollar (Original)	Hong Kong dollar (Original)	Others (RMB equivalent)	RMB equivalent Total
Due to banks and other financial institutions	3,676	127	469	–	5,138
Assets sold under agreements to repurchase	13,436	–	–	–	13,436
Customer deposits	71,210	608	6	–	75,960
Investment contract liabilities for policyholders	262	–	–	–	262
Policyholder dividend payable and provisions	4,107	–	–	–	4,107
Insurance contract liabilities	308,466	11	28	–	308,580
Income tax payable	691	–	–	–	691
Other liabilities	6,512	59	23	–	6,996
Total	408,360	805	526	–	415,170

The exchange rates of the Group are analyzed as follows by currency:

	December 31, 2007		December 31, 2006	
	USD	**HKD**	USD	HKD
Exchange rate	**7.3046**	**0.9364**	7.8087	1.0047

(b) *Price risk*

The Group's price risk exposure relates to financial assets and financial liabilities whose values will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), principally available-for-sale financial assets and financial assets at fair value through profit or loss.

The above investments are exposed to price risk because of changes in market prices, whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

The Group managed price risks by diversification of investments, setting limits for investments in different securities, etc.

The Group uses the 10-day market price value-at-risk ("VaR") technique to estimate its risk exposure for listed equity securities and equity investments funds. The Group adopts 10-day as the holding period on the assumption that not all the investments can be sold in one day. Moreover, the VaR calculation is made based on normal market condition and a 99% confidence interval.

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(2) Market risk *(Continued)*

(b) Price risk (Continued)

The analysis below is the impact on equity for listed equity securities and equity investments funds with 10-day reasonable market fluctuation in using risk value module in the normal market.

(in RMB million)	December 31, 2007	December 31, 2006
Listed stocks and equity investment funds	**14,495**	4,241

(c) Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group's interest risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest bearing financial assets and interest bearing financial liabilities. Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instrument and is fixed until maturity.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, for the following financial instruments (excluding the balances of investment-linked contracts), showing the pre-tax impact on profit and equity. The correlation of variables will have a significant effect in determining the ultimate impact on interest rate risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		December 31, 2007		December 31, 2006	
(in RMB million)	Change in Interest rate	Decrease in profit	Decrease in equity	Decrease in profit	Decrease in equity
Bond investments					
Held-for-trading and available-for-sale	+50 basis points	**153**	**2,728**	144	3,088

		Increase in interest income/(expense)	
(in RMB million)		2007	2006
Floating rate bonds	+50 basis points	**55**	28
Loans and advances to customers	+50 basis points	**273**	13
Customer deposits	+50 basis points	**(380)**	(29)

As at December 31, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk

(a) *Credit risk*

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, loans and advances to customers, investments in bonds, equity investments, reinsurance arrangements with reinsurers, policy loans, etc. The Group mitigates credit risk by using a variety of controls including utilizing credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits.

The Group's banking business carries out credit assessment before granting credit to customers and monitors on a regular basis the credit granted. Credit risk is also managed through obtaining collateral and guarantees. In the case of off-balance sheet credit related commitments, guarantee deposits are in general received by the Group to reduce credit risk.

Credit quality

Majority of the Group's financial assets are bond investments which include government bonds, finance bonds and corporate bonds. The main finance bonds held by the Group have domestic credit rating of A or above and the main corporate bonds held by the Group have credit rating of AA or above.

Credit exposure

The table below shows the maximum exposure to credit risk for the components of the balance sheet and items such as future commitments. The maximum exposure is shown gross, before the effect of mitigation through any collateral held or other credit enhancements.

As at December 31, (in RMB million)	**2007**	2006
Balances with central bank and statutory deposits	**20,794**	9,234
Cash and amounts due from banks and other financial institutions	**87,859**	95,912
Fixed maturity investments	**274,241**	213,041
Equity investments	**128,931**	46,729
Derivative financial assets	**177**	21
Loans and advances to customers	**63,125**	49,152
Premium receivables	**4,434**	2,939
Reinsurance assets	**4,880**	4,130
Other assets and receivables	**8,053**	8,108
Total	**592,494**	429,266
Commitments	**35,704**	29,115
Total credit risk exposure	**628,198**	458,381

Assets related to investment-linked contracts are excluded from the above balances.

Where financial instruments are recorded at fair value, the amounts shown above represent the current risk exposure but not the maximum risk exposure that could arise in the future as a result of the change in values.

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(a) Credit risk (Continued)

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters.

The main types of collateral obtained are as follows:

- for reverse repurchase transactions, cash or securities;
- for commercial lending, charges over real estate properties, inventories and trade receivables, etc; and
- for retail lending, mortgages over residential properties, etc.

Management monitors the market value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

It is the Group's policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not occupy repossessed properties for business use.

Aging analysis of financial assets past-due

	December 31, 2007						
		Past-due but not impaired financial assets					
(in RMB million)	In due assets	Less than 30 days	31 to 90 days	More than 90 days	Total past-due but not impaired	Past-due and impaired	Total
Cash and amounts due from banks and other financial institutions	87,858	–	–	–	–	46	87,904
Loans and advances to customers	61,858	770	256	78	1,104	699	63,661
Premium receivables	4,434	–	–	–	–	179	4,613
Due from reinsurers	1,528	–	–	–	–	49	1,577
Gross total	155,678	770	256	78	1,104	973	157,755
Less: impairment provision	(185)	–	–	–	–	(624)	(809)
Net	155,493	770	256	78	1,104	349	156,946

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(a) ***Credit risk*** *(Continued)*

Aging analysis of financial assets past-due (Continued)

	December 31, 2006						
		Past-due but not impaired financial assets					
(in RMB million)	In due assets	Less than 30 days	31 to 90 days	More than 90 days	Total past-due but not impaired	Past-due and impaired	Total
Cash and amounts due from banks and other financial institutions	95,912	–	–	–	–	376	96,288
Loans and advances to customers	47,914	434	240	215	889	2,780	51,583
Premium receivables	2,831	3	2	2	7	256	3,094
Due from reinsurers	787	–	–	–	–	55	842
Gross total	147,444	437	242	217	896	3,467	151,807
Less: impairment provision	–	–	–	–	–	(3,017)	(3,017)
Net	147,444	437	242	217	896	450	148,790

Of the aggregate amount of gross past-due but not impaired loans and advances to customers, the fair value of collateral that the Group held as at December 31, 2007 was RMB1,295 million (December 31, 2006: RMB1,907 million).

Of the aggregate amount of gross past-due and impaired loans and advances to customers, the fair value of collateral that the Group held as at December 31, 2007 was RMB1,057 million (December 31, 2006: RMB2,071 million).

Financial assets whose terms have been renegotiated

As at December 31, (in RMB million)	**2007**	2006
Loans and advances to customers	**2,444**	2,336

(b) ***Liquidity risk***

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies and to ensure that the Group is able to meet its payment obligations and fund its lending and investment operations on a timely basis. The banking business of the Group is exposed to potential liquidity risk. The Group seeks to mitigate the liquidity risk of the banking business by optimizing asset-liability structure and maintaining stable deposits, etc.

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(b) Liquidity risk (Continued)

The table below summarizes the maturity profile of the key financial liabilities of the Group based on remaining undiscounted contractual obligations.

	December 31, 2007					
(in RMB million)	Past due	Less than 3 months	3 to 12 months	Over 1 year	Investment-linked	Total
Due to banks and other financial institutions	-	8,102	3,486	4,115	-	15,703
Assets sold under agreements to repurchase	-	13,595	-	-	-	13,595
Derivative financial liabilities	-	5	102	82	-	189
Customer deposits	-	68,741	16,999	7,709	-	93,449
Investment contract liabilities for policyholders	-	-	-	799	4,622	5,421
Policyholder dividend payable and provisions	-	7,006	-	-	-	7,006
Other liabilities	-	9,130	8,187	979	-	18,296
Total	-	106,579	28,774	13,684	4,622	153,659

	December 31, 2006					
(in RMB million)	Past due	Less than 3 months	3 to 12 months	Over 1 year	Investment-linked	Total
Due to banks and other financial institutions	-	4,225	758	155	-	5,138
Assets sold under agreements to repurchase	-	11,770	1,172	494	-	13,436
Derivative financial liabilities	-	3	85	90	-	178
Customer deposits	-	61,591	11,156	4,088	-	76,835
Investment contract liabilities for policyholders	-	58	-	204	3,971	4,233
Policyholder dividend payable and provisions	-	4,107	-	-	-	4,107
Other liabilities	-	8,988	705	699	-	10,392
Total	-	90,742	13,876	5,730	3,971	114,319

The table below summarizes the maturity profile of the notional amount of derivative financial liabilities of the Group based on remaining contractual obligations.

(in RMB million)	Less than 3 months	3 to 12 months	Over 1 year	Investment-linked	Total
December 31, 2007	470	1,191	877	-	2,538
December 31, 2006	327	865	1,015	-	2,207

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(b) Liquidity risk (Continued)

The table below summarizes the expected recovery or settlement of assets.

	December 31, 2007			
(in RMB million)	Current*	Non-current	Investment-linked	Total
Balances with central bank and statutory deposits	4,969	15,825	–	20,794
Cash and amounts due from banks and other financial institutions	66,198	21,661	–	87,859
Fixed maturity investments	82,183	192,058	–	274,241
Equity investments	33,069	95,862	–	128,931
Derivative financial assets	174	3	–	177
Loans and advances to customers	34,024	29,101	–	63,125
Investment in an associate	–	1,472	–	1,472
Premium receivables	4,254	180	–	4,434
Reinsurance assets	3,106	1,774	–	4,880
Policyholder account assets in respect of insurance contracts	–	–	34,871	34,871
Policyholder account assets in respect of investment contracts	–	–	4,622	4,622
Deferred policy acquisition costs	6,555	34,750	–	41,305
Investment properties	–	3,882	–	3,882
Property and equipment	–	8,165	–	8,165
Intangible assets	–	4,400	–	4,400
Deferred income tax assets	–	87	–	87
Other assets and receivables	7,523	530	–	8,053
Total	242,055	409,750	39,493	691,298

* Expected recovery within 12 months from the balance sheet date.

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(b) ***Liquidity risk*** *(Continued)*

	December 31, 2006			
(in RMB million)	Current*	Non-current	Investment-linked	Total
Balances with central bank and statutory deposits	1,927	7,307	–	9,234
Cash and amounts due from banks and other financial institutions	63,414	32,498	–	95,912
Fixed maturity investments	22,612	190,429	–	213,041
Equity investments	15,103	31,626	–	46,729
Derivative financial assets	10	11	–	21
Loans and advances to customers	27,886	21,266	–	49,152
Investments in an associate	–	176	–	176
Premium receivables	2,866	73	–	2,939
Reinsurance assets	2,664	1,466	–	4,130
Policyholder account assets in respect of insurance contracts	–	–	20,961	20,961
Policyholder account assets in respect of investment contracts	–	–	3,971	3,971
Deferred policy acquisition costs	5,664	26,202	–	31,866
Investment properties	–	1,528	–	1,528
Property and equipment	–	4,766	–	4,766
Intangible assets	–	1,484	–	1,484
Deferred income tax assets	–	417	–	417
Other assets and receivables	6,418	1,690	–	8,108
Total	148,564	320,939	24,932	494,435

* Expected recovery within 12 months from the balance sheet date.

(4) Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have duration of sufficient length to match the duration of its insurance and investment contract liabilities. When the current regulatory and market environment permits, however, the Group will lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

(5) Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

As at December 31, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(6) Capital management

The Group's capital requirements are primarily dependent on the scale and the type of business that it underwrites, as well as the industry and geographic location in which it operates. The primary objectives of the Group's capital management are to ensure that the Group complies with externally imposed capital requirements and that the Group maintains healthy capital ratios in order to support its business and to maximize shareholders' value.

The Group manages its capital requirements by assessing shortfalls, if any, between the reported and the required capital levels on a regular basis. Adjustments to current capital levels are made in light of changes in economic conditions and risk characteristics of the Group's activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

The Group fully complied with the externally imposed capital requirements during the year and no changes were made to its capital base, objectives, policies and processes from the previous year.

The table below summarizes the minimum regulatory capital for major insurance subsidiaries of the Group and the regulatory capital held against each of them.

	December 31, 2007			December 31, 2006		
(in RMB million)	**Regulatory capital held**	**Minimum regulatory capital**	**Solvency margin ratio**	Regulatory capital held	Minimum regulatory capital	Solvency margin ratio
Ping An Life	**45,218**	**15,704**	**287.9%**	23,983	13,096	183.1%
Ping An Property & Casualty	**4,895**	**2,695**	**181.6%**	2,613	1,990	131.3%

The regulatory capital of the Shenzhen Ping An Bank is analysed below.

	December 31, 2007*		December 31, 2006*	
(in RMB million)	**Regulatory capital held**	**Minimum regulatory capital**	Regulatory capital held	Minimum regulatory capital
Core capital	**6,238**	**2,739**	4,761	1,765
Capital	**6,209**	**5,477**	4,714	3,530
Risk weighted assets	**68,466**		44,128	
Core capital adequacy ratio	**9.1%**		10.8%	
Capital adequacy ratio	**9.1%**		10.7%	

* As Shenzhen Ping An Bank (its original company name was Shenzhen Commercial Bank Co., Ltd. before its renaming on June 27, 2007) acquired 100% equity interest in Ping An Bank on June 26, 2007, the above capital information as at December 31, 2007 is presented based on the financial information of Shenzhen Ping An Bank after such business combination while the comparative information as at December 31, 2006 is presented based on the financial information of Shenzhen Commercial Bank Co., Ltd. only.

Regulatory capital of Group's banking subsidiary consists of core capital and supplementary capital. Core capital comprises paid-in capital, capital reserve, surplus reserve fund, retained earnings and minority interests less goodwill and 50% of certain long term investments, etc. Supplementary capital includes subordinated long term debts, convertible bonds, preference shares, general reserves and revaluation reserves.

42. FAIR VALUE OF FINANCIAL INSTRUMENTS

Set out below is a comparison by category of carrying amounts and estimated fair values of the Group's major financial instruments.

As at December 31, (in RMB million)	Carrying amounts 2007	Carrying amounts 2006	Estimated fair values 2007	Estimated fair values 2006
Financial assets				
Balances with central bank and statutory deposits	**20,794**	9,234	**20,794**	9,234
Cash and amounts due from banks and other financial institutions	**87,859**	95,912	**87,859**	95,912
Fixed maturity investments	**274,241**	213,041	**268,883**	220,288
Equity investments	**128,931**	46,729	**128,931**	46,729
Derivative financial assets	**177**	21	**177**	21
Loan and advances to customers	**63,125**	49,152	**63,125**	49,152
Premium receivables	**4,434**	2,939	**4,434**	2,939
Financial liabilities				
Due to banks and other financial institutions	**14,644**	5,138	**14,644**	5,138
Assets sold under agreements to repurchase	**13,556**	13,436	**13,556**	13,436
Derivative financial liabilities	**189**	178	**189**	178
Customer deposits	**91,925**	75,960	**91,925**	75,960
Investment contract liabilities for policyholders	**5,421**	4,233	**5,421**	4,233

The principal methods and assumptions used by the Group in estimating the fair values of the financial instruments are:

(1) Fixed maturity investments: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from discounted cash flow models using current market yield rate of comparable investments.

(2) Equity investments: fair values are based on quoted market prices except for certain unlisted equity investments, which are carried at cost as a reasonable estimate of their fair value.

(3) Others: carrying amounts of these assets and liabilities would approximate their fair values.

43. CASH AND CASH EQUIVALENTS

As at December 31, (in RMB million)	2007	2006
Balances with central bank	**4,969**	1,927
Cash and amounts due from banks and other financial institutions		
– Cash on hand	**382**	347
– Term deposits	**25,036**	18,356
– Due from banks and other financial institutions	**13,760**	12,056
– Placements with banks and other financial institutions	**54**	319
Equity investments		
– Money-market placements	**13,107**	2,114
Fixed maturity investments		
– Bonds due within 3 months	**7,620**	438
– Assets purchased under agreements to resell	**29,130**	6,731
Sub-total	**94,058**	42,288
Investment-linked	**2,238**	1,363
Total	**96,296**	43,651

The carrying amounts disclosed above approximate fair values at year end.

44. NOTE TO CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before tax to net cash from operating activities:

For the year ended December 31, (in RMB million)	Notes	2007	2006
Operating profit before tax		**22,004**	8,548
Adjustments for:			
Impairment losses on investment properties, property and equipment, and intangible assets	13 (1)	**28**	(149)
Depreciation	13 (1)	**728**	501
Amortization of intangible assets	13 (1)	**96**	81
Loss/(gain) on disposal of investment properties, property and equipment, and intangible assets	13 (1)	**10**	(45)
Investment income		**(53,049)**	(21,971)
Foreign currency losses		**501**	466
Provision for doubtful debts, net	13 (1)	**93**	100
Loan loss provisions, net of reversals		**(118)**	3
Operating loss before working capital changes		**(29,707)**	(12,466)
Changes in operational assets and liabilities:			
Decrease/(increase) in balances with central bank and statutory deposits		**(8,518)**	38
Decrease/(increase) in amounts due from banks and other financial institutions		**(7,478)**	4,332
Increase in premium receivables		**(1,495)**	(2,253)
Increase/(decrease) in reinsurance assets		**(750)**	55
Increase in loans and advances to customers		**(13,973)**	(4,922)
Increase in deferred policy acquisition costs		**(9,372)**	(5,480)
Increase in policyholder account assets in respect of insurance contracts		**(13,910)**	(8,141)
Increase in policyholder account assets in respect of investment contracts		**(651)**	(893)
Increase in other assets		**(3,518)**	(1,537)
Increase in insurance contract liabilities		**84,337**	63,786
Increase/(decrease) in investment contract liabilities for policyholders		**(86)**	1,141
Increase/(decrease) in due to banks and other financial institutions		**3,250**	(85)
Increase in customer deposits		**15,965**	6,800
Increase/(decrease) in derivative financial liabilities		**11**	(16)
Increase in policyholder dividend payable and provisions		**2,899**	1,243
Increase in other liabilities		**8,709**	870
Net cash inflow from financing activities for policyholders' accounts		**1,793**	2,614
Cash generated from operations		**27,506**	45,086
Income taxes paid		**(1,372)**	(161)
Net cash from operating activities		**26,134**	44,925

45. COMPENSATION OF KEY MANAGEMENT PERSONNEL

(1) Key management personnel comprise the Company's directors, supervisors, and senior officers as defined in the Company's articles of association. The summary of compensation of key management personnel for the year is as follows:

For the year ended December 31, (in RMB million)	2007	2006
Salaries and other short term employee benefits	**286**	127

The unpaid portion of the compensation expenses for share appreciation rights granted to key management personnel are not included in the above analysis. The cumulative number of share appreciation right units granted to key management personnel as at December 31, 2007 is 20 million (2006: 20 million). The expense in respect of cumulative share appreciation right units granted to key management personnel recognized in the income statement during the year is RMB612 million (2006: RMB311 million).

45. COMPENSATION OF KEY MANAGEMENT PERSONNEL *(Continued)*

(2) Directors' and supervisors' remuneration

	2007					
For the year ended December 31, (in RMB thousand)	**Fees before tax**	**Salaries, allowances and other benefits before tax**	**Bonus before tax (including annual bonus and first payment of the share appreciation rights granted at the first time)**	**Contributions to pension schemes**	**Total before tax**	**Total after tax**
Current directors						
MA Mingzhe	–	4,819	41,320	22	46,161	25,794
CHEUNG Chi Yan Louis	–	10,005	37,698	1	47,704	26,648
SUN Jianyi	–	2,427	22,988	22	25,437	14,410
LIN Yu Fen	–	–	–	–	–	–
CHEUNG Lee Wah	–	–	–	–	–	–
Anthony Philip HOPE	170	–	–	–	170	133
LIN Lijun	–	360	61	23	444	372
FAN Gang	–	479	1,431	23	1,933	1,399
HU Aimin	–	–	–	–	–	–
CHEN Hongbo	–	–	–	–	–	–
WONG Tung Shun Peter	–	–	–	–	–	–
NG Sing Yip	–	–	–	–	–	–
BAO Youde	189	–	–	–	189	152
KWONG Che Keung Gordon	300	–	–	–	300	232
CHEUNG Wing Yui	300	–	–	–	300	232
CHOW Wing Kin Anthony	300	–	–	–	300	232
ZHANG Hongyi	157	–	–	–	157	126
CHEN Su	157	–	–	–	157	126
XIA Liping	113	–	–	–	113	91
MA Mingzhe – bonus used for donation	–	–	20,000	–	20,000	N/A
Sub-total	1,686	18,090	123,498	91	143,365	69,947
Past directors						
DOU Wenwei	–	57	23	5	85	75
HUANG Jianping	–	–	–	–	–	–
SHI Yuxin	–	–	–	–	–	–
Sub-total	–	57	23	5	85	75
Current supervisors						
XIAO Shaolian	250	–	–	–	250	198
SUN Fuxin	60	–	–	–	60	50
DONG Likun	60	–	–	–	60	50
DUAN Weihong	–	–	–	–	–	–
LIN Li	–	–	–	–	–	–
CHE Feng	–	–	–	–	–	–
HU Jie	–	356	–	23	379	320
WANG Wenjun	–	261	27	23	311	271
DU Jiangyuan	–	198	39	11	248	202
Sub-total	370	815	66	57	1,308	1,091
Past supervisor						
HE Shi	–	299	2,164	12	2,475	1,649
Sub-total	–	299	2,164	12	2,475	1,649
Total	2,056	19,261	125,751	165	147,233	72,762

1. Bonus of Mr. Ma Mingzhe, Mr. CHEUNG Chi Yan Louis and Mr. Sun Jianyi include the pre-paid bonus of 2007 and the retroactive bonus of 2006 (which incurred in 2006 and was paid in 2007) Mr. Ma Mingzhe's 20 million bonus was not withdrawn but donated to China Soong Ching Ling Foundation within 2007.
2. Mr. Anthony Philip HOPE got his fees from June 7, 2007, and Mr. Xia Liping was newly elected in June 7, 2007, the table presents their compensation in the period from June 7, 2007 to December 31, 2007.
3. Mr. Du Jiangyuan was newly elected in July 10, 2007, the table presents their compensation from July 10, 2007 to December 31, 2007.
4. "the first payment of the share appreciation rights granted at the first time" is the actual received compensation of the year.

45. COMPENSATION OF KEY MANAGEMENT PERSONNEL *(Continued)*

(2) Directors' and supervisors' remuneration *(Continued)*

	2006					
For the year ended December 31, (in RMB thousand)	Fees before tax	Salaries, allowances and other benefits before tax	Bonus before tax	Contributions to pension schemes	Total before tax	Total after tax
Current directors						
MA Mingzhe	–	4,816	18,659	35	23,510	13,382
CHEUNG Chi Yan Louis	–	10,009	9,861	1	19,871	11,155
SUN Jianyi	–	2,427	7,453	35	9,915	5,815
Anthony Philip HOPE	–	–	–	–	–	–
CHEN Hongbo	–	–	–	–	–	–
WONG Tung Shun Peter	–	–	–	–	–	–
NG Sing Yip	–	–	–	–	–	–
HUANG Jianping	–	–	–	–	–	–
LIN Lijun	–	359	29	48	436	379
FAN Gang	–	463	33	50	546	465
DOU Wenwei	–	222	15	40	277	249
CHEUNG Lee Wah	–	–	–	–	–	–
HU Aimin	–	–	–	–	–	–
SHI Yuxin	–	–	–	–	–	–
LIN Yu Fen	–	–	–	–	–	–
BAO Youde	150	–	–	–	150	122
KWONG Che Keung Gordon	300	–	–	–	300	232
CHEUNG Wing Yui	300	–	–	–	300	232
CHOW Wing Kin Anthony	300	–	–	–	300	232
Sub-total	1,050	18,296	36,050	209	55,605	32,263
Past directors						
LIU Haifeng David	–	–	–	–	–	–
Henry CORNELL	–	–	–	–	–	–
Sub-total	–	–	–	–	–	–
Current supervisors						
XIAO Shaolian	250	–	–	–	250	198
SUN Fuxin	60	–	–	–	60	50
DONG Likun	36	–	–	–	36	30
LIN Li	–	–	–	–	–	–
CHE Feng	–	–	–	–	–	–
DUAN Weihong	–	–	–	–	–	–
HU Jie	–	237	–	28	265	229
HE Shi	–	585	39	47	671	565
WANG Wenjun	–	170	5	37	212	190
Sub-total	346	992	44	112	1,494	1,262
Past supervisors						
ZHOU Fulin	–	–	–	–	–	–
CHEN Bohai	–	–	–	–	–	–
SONG Liankun	–	132	–	–	132	113
HE Peiquan	–	149	–	–	149	127
CHEN Shangwu	24	–	–	–	24	20
Sub-total	24	281	–	–	305	260
Total	1,420	19,569	36,094	321	57,404	33,785

The unpaid portion of the compensation expenses for share appreciation rights granted to the directors and supervisors are not included in the above analysis.

During the year, no emoluments were paid by the Group to the directors and the supervisors as an inducement to join the Group, or upon joining the Group, or as compensation for loss of office.

45. COMPENSATION OF KEY MANAGEMENT PERSONNEL *(Continued)*

(3) Compensation of key management personnel other than directors and supervisors is as follows:

	2007				
For the year ended December 31, (in RMB thousand)	**Salaries, allowances and other benefits before tax**	**Bonus before tax**	**Contributions to pension schemes**	**Total before tax**	**Total after tax**
LEUNG Ka Kui Dominic	**8,337**	**39,792**	**1**	**48,130**	**26,882**
Richard JACKSON	**19,927**	**–**	**–**	**19,927**	**11,186**
KU Min-shen	**5,926**	**9,654**	**1**	**15,581**	**8,964**
John PEARCE	**7,748**	**3,882**	**–**	**11,630**	**N/A**
WANG Liping	**1,534**	**7,743**	**22**	**9,299**	**5,558**
CAO Shifan	**1,008**	**6,896**	**14**	**7,918**	**4,703**
GOH Yethun	**4,479**	**4,138**	**11**	**8,628**	**5,144**
LO Sai Lai	**4,017**	**6,895**	**1**	**10,913**	**6,398**
CHEN Kexiang	**1,241**	**5,004**	**22**	**6,267**	**3,894**
GOH Yethun – Amount for donation	**100**	**–**	**–**	**100**	**N/A**
Total	**54,317**	**84,004**	**72**	**138,393**	**72,729**

1. Mr. LEUNG Ka Kui Dominic's bonus include the pre-paid bonus of 2007 and the retroactive bonus of 2006 (which incurred in 2006 and was paid in 2007)

2. Mr. Cao Shifan was assigned as Vice General Manager of the Group in April 2007. The table presents his compensation in the period from April 1, 2007 to December 31, 2007.

3. "the first payment of the share appreciation rights granted at the first time" is the actual received compensation of the year.

4. the income tax of John PEARCE's compensation was declared in Hongkong.

	2006				
For the year ended December 31, (in RMB thousand)	Salaries, allowances and other benefits before tax	Bonus before tax	Contributions to pension schemes	Total before tax	Total after tax
LEUNG Ka Kui Dominic	8,341	22,315	1	30,657	17,103
Richard JACKSON	20,692	–	–	20,692	12,280
KU Min-shen	5,902	–	1	5,903	3,452
John PEARCE	–	–	–	–	–
REN Huichuan	1,240	100	47	1,387	1,066
GOH Yethun	4,571	–	9	4,580	2,740
WANG Liping	1,290	100	35	1,425	1,086
CHEN Kexiang	1,240	150	45	1,435	1,104
LO Sai Lai	3,325	–	1	3,326	2,035
Total	46,601	22,665	139	69,405	40,866

The unpaid portion of the compensation expenses for share appreciation rights granted to key management personnel other than directors and supervisors are not included in the above analysis.

46. FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the Group include three (2006: three) directors and two (2006: two) key management members whose emolument is reflected in the analysis presented in note 45.

During the year, no emoluments were paid by the Group to the above highest paid, non-director individuals as an inducement to join the Group, or upon joining the Group, or as compensation for loss of office.

47. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) The Company's related parties where control exists are mainly subsidiaries of the Company. For details, please refer to Note 23.

(2) The Company's related parties where significant influence exists include associates (refer to Note 23) and certain shareholders set out below:

Name of related parties	Relationship with the Company
HSBC Holdings plc ("HSBC Holdings")	Parent of shareholders
HSBC Insurance Holdings Limited ("HSBC Insurance")	Shareholder
HSBC	Shareholder

In late August 2005, HSBC Holdings through its wholly owned subsidiaries, HSBC Insurance and HSBC held 19.9% of the Company's shares. Since then, HSBC Holdings and its subsidiaries became the Company's related parties who had significant influence over the Group.

As at December 31, 2007, HSBC Holdings held, through its subsidiaries, over 16% equity interests in the Company.

As at December 31, 2007, the Group's aggregate bank balances with HSBC were approximately RMB153 million (2006: RMB710 million). Interest income earned by the Group on such bank balances for the year was approximately RMB13 million (2006: RMB15 million).

(3) Please refer to Note 45 for compensation of key management personnel.

48. COMMITMENTS

(1) Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

As at December 31, (in RMB million)	2007	2006
Contracted, but not provided for	**11,048**	5,707
Authorized, but not contracted for	**456**	1,182
Total	**11,504**	6,889

(2) Operating lease commitments

The Group leases office premises and staff quarters under various rental agreements. Future minimum lease payments under non-cancelable operating leases are as follows:

As at December 31, (in RMB million)	2007	2006
Within 1 year	**420**	453
1 – 5 years	**708**	649
More than 5 years	**32**	65
Total	**1,160**	1,167

As at December 31, 2007

48. COMMITMENTS *(Continued)*

(3) Operating lease rental receivables

The Group leases its investment properties under various rental agreements. Future minimum lease receivables under non-cancelable operating leases are as follows:

As at December 31, (in RMB million)	2007	2006
Within 1 year	**199**	59
1 – 5 years	**564**	63
More than 5 years	**595**	69
Total	**1,358**	191

(4) Credit commitments

As at December 31, (in RMB million)	2007	2006
Letters of credit issued	**621**	734
Acceptances issued	**8,453**	9,017
Guarantees issued	**7,953**	6,536
Loan commitments	**14,811**	12,823
Others	**3,866**	5
Total	**35,704**	29,115

49. EMPLOYEE BENEFITS

(1) Pension

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(2) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(3) Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

49. EMPLOYEE BENEFITS *(Continued)*

(4) Share appreciation rights scheme

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. No shares will be issued under this scheme. The rights are granted in units with each unit representing one H share of the Company. The rights to the units will be issued in the next five years. Upon exercise of the said rights, the participants will receive a cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of an H share at the time of exercise.

The expense recognized for employee services received during the year is RMB2,127 million (2006: RMB1,019 million).

The following table illustrates the number of units in share appreciation rights during the year:

(In million)	2007 Number of units	2006 Number of units
As at January 1,	**74**	58
Granted during the year	**-**	16
Exercised during the year	**(13)**	-
Changes in employees	**(5)**	-
As at December 31,	**56**	74

The fair value of share appreciation rights is initially measured at the grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share appreciation rights were granted. The following table lists the inputs to the model used for the year.

As at December 31,	2007	2006
Risk-free interest rate (%)	**2.6%**	1.5%
Expected dividend yield (%)	**1.0%**	1.0%
Expected volatility (%)	**36.1%**	31.0%
Expected residual life (in years)	**1-2**	1-3

The services received and corresponding liabilities to pay for those services are recognized over the expected vesting period. Until the liability is settled, it is re-measured at each balance date and settlement date, with changes in fair value recognized in the income statement. The carrying amount of the liability relating to the share appreciation rights as at December 31, 2007 is RMB2,743 million (December 31, 2006: RMB1,109 million).

As at December 31, 2007

50. CONTINGENT LIABILITIES

(1) Guarantees

Ping An Real Estate provided guarantees for value of certain investment properties held under trust schemes managed by Ping An Trust. No such guarantees were provided as at December 31, 2007 (2006: RMB426 million).

(2) Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including but not limited to being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending assessments, lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

51. POST BALANCE SHEET EVENTS

(1) The Group's insurance contract liabilities as of December 31, 2007 is an estimate of the Group's outstanding insurance obligations as of December 31, 2007 based on the past experience up to that date. During January and February 2008, certain provinces in China had heavy snowfall. Since this is a non-adjusting post balance sheet event, it was not considered by the Group when the insurance contract liabilities as of December 31, 2007 were estimated. As of the authorization date of these financial statements, claims incurred, net of reinsurance, which are to be borne by the Group are estimated to be RMB400 million.

(2) On March 19, 2008, the directors proposed 2007 final dividend as stated in note 15.

(3) Pursuant to resolution of the board of directors on January 18, 2008 and of the extraordinary general meeting, A Shareholders Class Meeting and H Shareholders Class Meeting on March 5, 2008, the Company intends to issue not more than 1,200,000,000 A-Shares, and to issue detachable A-Share Bonds with Warrants at par value for not more than RMB41.2 billion. The proceeds will be used as additional capital of the Company and/or in investment projects as approved by the relevant regulatory authorities. The above issuance of A-Shares and detachable A-Share Bonds with Warrants is still subject to approval from the Chinese Securities Regulatory Commission.

52. APPROVAL OF THE FINANCIAL STATEMENTS

These financial statements have been approved and authorized for issue by the Company's directors on March 19, 2008.

Ernst & Young Hua Ming (2008) Shen Zi No. 60468101_B05

To the shareholders of
Ping An Insurance (Group) Company of China, Ltd.

We have audited the accompanying financial statements of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (collectively the "Group"), which comprise the consolidated and company balance sheets as at December 31, 2007, the consolidated and company income statements, statements of changes in equity and cash flow statements for the year ended December 31, 2007 and notes to the financial statements.

MANAGEMENT's RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The management is responsible for preparing financial statements in accordance with Accounting Standards for Business Enterprises. This responsibility includes (1) designing, implementing and maintaining internal controls relevant to the preparation of the financial statements that are free from material misstatement whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Chinese Auditing Standards issued by the Chinese Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain a reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider the internal controls relevant to the entity's preparation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of the accounting polices used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements have been prepared in accordance with Accounting Standards for Business Enterprises and present fairly, in all material aspects, the financial position of the Group and the Company as at December 31, 2007 and the results of their operations and their cash flows for the year ended December 31,2007.

Ernst & Young Hua Ming

Chinese Certified Public Accountant
Wu Zhiqiang

Chinese Certified Public Accountant
Huang Yuedong

Beijing, The People's Republic of China

March 19, 2008

Consolidated Balance Sheet

As at December 31, 2007
(in RMB million)

	Notes VI	December 31, 2007	December 31, 2006
ASSETS			
Cash on hand and at bank	1	**72,740**	42,585
Balances with clearing companies	2	**2,027**	875
Precious metal		**–**	111
Placements with banks and other financial institutions	3	**1,192**	1,727
Held-for-trading financial assets	4	**84,938**	44,003
Derivative financial assets	5	**177**	21
Financial assets purchased under agreements to resell	6	**36,457**	7,251
Interest receivables	7	**4,187**	3,249
Premium receivables	8	**4,568**	3,073
Receivable from reinsurers	9	**2,212**	795
Unearned premium reserves receivable from reinsurers		**2,615**	2,437
Claim reserves receivable from reinsurers		**2,304**	1,724
Policyholders' reserves for life insurance receivable from reinsurers		**6**	–
Long-term reserves for health insurance receivable from reinsurers		**6**	–
Policy loans	10	**2,411**	1,381
Loans and advances to customers	11	**63,125**	49,152
Deposits with stock and futures exchanges		**887**	334
Term deposits	12	**41,731**	65,416
Available-for-sale financial assets	13	**178,539**	95,200
Held-to-maturity investments	14	**127,736**	129,250
Long-term equity investments	15	**2,207**	415
Goodwill	16	**610**	409
Statutory deposits	17	**1,560**	1,520
Investment properties	18	**4,051**	1,660
Fixed assets	19	**7,894**	4,552
Intangible assets	20	**3,621**	940
Deferred tax assets	21	**87**	888
Other assets	22	**3,216**	4,320
Total assets		**651,104**	463,288

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Group has adopted the Accounting Standards for Business Enterprises for the year.

	Notes VI	**December 31, 2007**	December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
LIABILITIES			
Short-term borrowings	*24*	**3,719**	527
Due to banks and other financial institutions	*25*	**7,532**	3,465
Guarantee deposits	*26*	**5,398**	5,485
Placements from banks and other financial institutions	*27*	**175**	992
Derivative financial liabilities	*5*	**189**	178
Financial assets sold under agreements to repurchase	*28*	**13,980**	14,573
Customer bank deposits	*29*	**72,133**	66,725
Customer brokerage deposits	*30*	**14,394**	3,750
Premiums received in advance	*31*	**2,981**	1,352
Handling charges and commission payable		**1,104**	894
Due to reinsurers	*32*	**2,416**	746
Salary and welfare payable	*33*	**4,732**	2,133
Taxes payable	*34*	**1,907**	1,166
Interest payable		**574**	287
Claims payable	*35*	**5,161**	3,981
Policyholder dividends payable	*36*	**7,006**	4,107
Policyholder deposits and investments	*37*	**5,287**	4,049
Unearned premium reserves	*38*	**15,730**	12,937
Claim reserves	*38*	**7,645**	6,480
Policyholders' reserves for life insurance	*38*	**320,359**	248,574
Long-term reserves for health insurance	*38*	**37,213**	30,694
Long-term borrowings	*39*	**3,218**	155
Deferred tax liabilities	*21*	**4,822**	1,441
Other liabilities	*40*	**4,211**	1,971
Total liabilities		**541,886**	416,662

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Group has adopted the Accounting Standards for Business Enterprises for the year.

Consolidated Balance Sheet

As at December 31, 2007
(in RMB million)

	Notes VI	December 31, 2007	December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY *(Continued)*			
SHAREHOLDERS' EQUITY			
Share capital	*41*	**7,345**	6,195
Capital reserves	*42*	**72,111**	23,246
Surplus reserves	*43*	**7,629**	6,120
General risk provision	*44*	**1,939**	517
Retained profits	*45*	**18,252**	9,182
Foreign currency translation differences		**(42)**	–
Attributable to shareholders' of the parent		**107,234**	45,260
Minority interests	*46*	**1,984**	1,366
Total shareholders' equity		**109,218**	46,626
Total liabilities and shareholders' equity		**651,104**	463,288

The financial statements on pages 164 to 281 have been signed by

MA Mingzhe	**CHEUNG Chi Yan Louis**	**MAK, Wai Lam William**
Chairman and Chief Executive Officer	*President and Chief Financial Officer*	*Deputy Chief Financial Officer*

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Group has adopted the Accounting Standards for Business Enterprises for the year.

Consolidated Income Statement

For the year ended December 31, 2007
(in RMB million)

	Notes VI	2007	2006
Operating income			
Premium income	47	**100,945**	85,405
Including reinsurance premium income	47	**85**	28
Less: Premium ceded to reinsurers		**(4,298)**	(4,271)
Change in unearned premium reserves	48	**(2,615)**	(2,289)
Earned premium		**94,032**	78,845
Interest income from banking operations	49	**5,314**	192
Interest expense of banking operations	49	**(1,565)**	(80)
Net interest income from banking operations	49	**3,749**	112
Fees and commission income	50	**2,616**	657
Fees and commission expenses	50	**(570)**	(92)
Net income from fees and commission	50	**2,046**	565
Investment income	51	**56,950**	21,292
Gains from changes in fair values	52	**6,885**	6,895
Foreign exchange losses		**(501)**	(463)
Other operating income		**2,043**	673
Total Operating income	53	**165,204**	107,919
Operating expenses			
Surrenders		**(13,333)**	(8,617)
Claims paid	54	**(26,998)**	(18,081)
Less: Reinsurers' share of claims paid		**2,443**	2,446
Change in insurance contract reserves	55	**(77,545)**	(56,160)
Less: Reinsurers' share of insurance contract reserves	56	**592**	29
Policyholder dividends		**(3,514)**	(1,487)
Expenses for reinsurance accepted		**(16)**	(4)
Business tax and surcharges	57	**(3,656)**	(1,637)
Insurance related handling charges and commission	58	**(10,838)**	(8,074)
General and administrative expenses	59	**(15,465)**	(10,008)
Less: Reinsurers' share of expenses		**1,167**	1,548
Other operating expenses		**(585)**	(158)
Impairment losses	60	**(289)**	(5)
Total operating expenses		**(148,037)**	(100,208)
Operating profit		**17,167**	7,711
Add: Non-operating income	61	**569**	87
Less: Non-operating expenses	62	**(253)**	(62)
Profit before tax		**17,483**	7,736
Less: Income taxes	63	**(1,902)**	(240)
Net Profit		**15,581**	7,496
Attributable to:			
Shareholders of the parent		**15,086**	7,342
Minority interests		**495**	154
		15,581	7,496
Earnings per share		**RMB**	RMB
Basic and diluted earnings per share	64	**2.11**	1.19

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Group has adopted the Accounting Standards for Business Enterprises for the year.

For the year ended December 31, 2007
(in RMB million)

		Notes VI	2007	2006
I.	**Cash flows from operating activities:**			
	Premiums received from direct business		**100,901**	83,626
	Increase in customer bank deposits and due to banks and other financial institutions		**9,476**	12,157
	Cash received from interest, fees, commission income		**6,678**	346
	Cash received from other operating activities	67	**1,438**	118
	Sub-total of cash inflows		**118,493**	96,247
	Claims paid for direct business		**(25,940)**	(17,291)
	Policyholder dividends paid		**(615)**	(244)
	Net increase in loans and advances to customers		**(13,885)**	(1,584)
	Net increase in deposits with central bank and other financial institutions		**(8,220)**	–
	Net decrease/(increase) in placements from other financial institutions		**(545)**	820
	Net decrease/(increase) in policyholder deposits and investments		**(248)**	818
	Net cash paid for reinsurance		**(376)**	(177)
	Interest, handling charges and commission paid		**(12,816)**	(7,813)
	Cash paid to and for employees		**(6,114)**	(3,719)
	Cash paid for taxes and surcharges		**(4,516)**	(1,624)
	Cash paid relating to other operating activities	67	**(18,785)**	(19,688)
	Sub-total of cash outflows		**(92,060)**	(50,502)
	Net cash flows from operating activities	67	**26,433**	45,745
II.	**Cash flows from investing activities:**			
	Cash received from sales and redemption of investments		**337,743**	185,886
	Cash received from returns on investments		**16,984**	12,006
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets		**1,153**	406
	Cash received from other investing activities		–	20
	Sub-total of cash inflows		**355,880**	198,318
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**(4,646)**	(1,860)
	Cash paid for acquisition of investments		**(359,344)**	(223,167)
	Policy loans drawn		**(1,030)**	(517)
	Net cash paid for acquisition of subsidiaries		**(741)**	4,351
	Cash paid for other investing activities		–	(937)
	Sub-total of cash outflows		**(365,761)**	(222,130)
	Net cash flows from investing activities		**(9,881)**	(23,812)

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Group has adopted the Accounting Standards for Business Enterprises for the year.

		Notes VI	2007	2006
III.	**Cash flows from financing activities:**			
	Cash received from capital contributions		**38,222**	76
	Cash received from borrowings		**3,278**	682
	Cash received from other financing activities	67	**-**	6,554
	Sub-total of cash inflows		**41,500**	7,312
	Cash paid for distribution of dividends and interest		**(4,601)**	(2,305)
	Including: dividends paid to minority shareholders		**(43)**	(55)
	Cash paid for other financing activities	67	**(599)**	-
	Sub-total of cash outflows		**(5,200)**	(2,305)
	Net cash flows from financing activities		**36,300**	5,007
IV.	**Effect of changes in foreign exchange rate on cash and cash equivalents**		**(207)**	(67)
V.	**Net increase in cash and cash equivalents**	67	**52,645**	26,873
	Add: Beginning balance of cash and cash equivalents	67	**43,651**	16,778
VI.	**Ending balance of cash and cash equivalents**	67	**96,296**	43,651

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Group has adopted the Accounting Standards for Business Enterprises for the year.

Consolidated Statement of Changes in Equity

For the year ended December 31, 2007
(in RMB million)

		For the year ended December 31, 2007							
		Equity attributable to shareholders of the parent							
Item	Notes III	Share Capital	Capital Reserves	Surplus Reserves	General Risk Provision	Retained Profits	Foreign Currency Translation Differences	Minority Interests	Total
I. Prior year's ending balance		6,195	15,163	6,126	517	8,667	-	1,251	37,919
Add: Changes in accounting policies arising from first time adoption of ASBE	40	-	8,083	(6)	-	515	-	115	8,707
II. Current year's beginning balance		6,195	23,246	6,120	517	9,182	-	1,366	46,626
III. Changes in current year									
1. Net profit		-	-	-	-	15,086	-	495	15,581
2. Gains/(losses) recognized directly in equity									
(1) Net gains from changes in fair values of available-for-sale financial assets									
Recognized directly in equity		-	37,999	-	-	-	-	380	38,379
Transferred to the income statement		-	(20,676)	-	-	-	-	(207)	(20,883)
(2) Related tax effect of items recognized directly in equity		-	(3,426)	-	-	-	-	(34)	(3,460)
(3) Others		-	(2,104)	-	-	-	(42)	(20)	(2,166)
Sub-total of 1 and 2		-	11,793	-	-	15,086	(42)	614	27,451
3. Capital injection from shareholders		1,150	37,072	-	-	-	-	-	38,222
4. Profit appropriation									
(1) Appropriation to surplus reserves		-	-	1,509	-	(1,509)	-	-	-
(2) Appropriation to general risk provision		-	-	-	1,422	(1,422)	-	-	-
(3) Distribution to shareholders		-	-	-	-	(3,085)	-	(43)	(3,128)
(4) Others		-	-	-	-	-	-	47	47
IV. Current year's ending balance		7,345	72,111	7,629	1,939	18,252	(42)	1,984	109,218

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Group has adopted the Accounting Standards for Business Enterprises for the year.

Item	Notes III	Share Capital	Capital Reserves	Surplus Reserves	General Risk Provision	Retained Profits	Foreign Currency Translation Differences	Minority Interests	Total
		For the year ended December 31, 2006							
		Equity attributable to shareholders of the parent							
I. Prior year's ending balance		6,195	15,163	5,526	430	5,350	-	525	33,189
Add: Changes in accounting policies arising from first time adoption of ASBE	40	-	626	(127)	-	(721)	-	(2)	(224)
II. Current year's beginning balance		6,195	15,789	5,399	430	4,629	-	523	32,965
III. Changes in current year									
1. Net profit		-	-	-	-	7,342	-	154	7,496
2. Gains/(losses) recognized directly in equity									
(1) Net gains from changes in fair values of available-for-sale financial assets									
Recognized directly in equity		-	15,250	-	-	-	-	152	15,402
Transferred to the income statement		-	(2,996)	-	-	-	-	(30)	(3,026)
(2) Related tax effect of items recognized directly in equity		-	(1,316)	-	-	-	-	(13)	(1,329)
(3) Others		-	(3,481)	-	-	-	-	635	(2,846)
Sub-total of 1 and 2		-	7,457	-	-	7,342	-	898	15,697
3. Profit appropriation									
(1) Appropriation to surplus reserves		-	-	721	-	(721)	-	-	-
(2) Appropriation to general risk provision		-	-	-	87	(87)	-	-	-
(3) Distribution to shareholders		-	-	-	-	(1,981)	-	(55)	(2,036)
IV. Current year's ending balance		6,195	23,246	6,120	517	9,182	-	1,366	46,626

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Group has adopted the Accounting Standards for Business Enterprises for the year.

As at December 31, 2007
(in RMB million)

	Notes XV	**December 31, 2007**	December 31, 2006
ASSETS			
Cash on hand and at bank	1	**40,858**	3,139
Held-for-trading financial assets	2	**8,176**	5,458
Financial assets purchased under agreements to resell		**1,700**	–
Interest receivables		**75**	29
Term deposits	3	**289**	776
Available-for-sale financial assets	4	**4,311**	4,227
Long-term equity investments	5	**17,868**	17,368
Fixed assets		**85**	69
Intangible assets		**24**	18
Deferred tax assets	9	**10**	–
Other assets		**16**	422
Total assets		**73,412**	31,506
LIABILITIES AND SHAREHOLDERS' EQUITY			
LIABILITIES			
Placements from banks and other financial institutions	6	**–**	820
Salary and welfare payable	7	**1,325**	586
Taxes payable	8	**380**	75
Deferred tax liabilities	9	**–**	93
Other liabilities		**219**	146
Total liabilities		**1,924**	1,720
SHAREHOLDERS' EQUITY			
Share capital		**7,345**	6,195
Capital reserves		**52,506**	15,731
Surplus reserves		**5,655**	4,969
General risk provision		**395**	395
Retained profits		**5,587**	2,496
Total shareholders' equity		**71,488**	29,786
Total liabilities and shareholders' equity		**73,412**	31,506

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Company has adopted the Accounting Standards for Business Enterprises for the year.

Income Statement

For the year ended December 31, 2007
(in RMB million)

	Notes XV	2007	2006
Operating income			
Investment income	10	**8,108**	6,443
Gains from changes in fair values	11	**324**	414
Foreign exchange losses		**(4)**	(27)
Other operating income		**346**	54
Total operating income		**8,774**	6,884
Operating expenses			
Business tax and surcharges	12	**(142)**	(24)
General and administrative expenses	13	**(1,414)**	(891)
Total operating expenses		**(1,556)**	(915)
Operating profit		**7,218**	5,969
Less: Non-operating expenses		**(2)**	(3)
Profit before tax		**7,216**	5,966
Less: Income tax	14	**(354)**	(44)
Net profit		**6,862**	5,922

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Company has adopted the Accounting Standards for Business Enterprises for the year.

Cash Flow Statement

For the year December 31, 2007
(in RMB million)

		2007	2006
I.	**Cash flows from operating activities:**		
	Cash received from other operating activities	**339**	–
	Sub-total of cash inflows	**339**	–
	Cash paid to and for employees	**(411)**	(217)
	Cash paid for taxes and surcharges	**(247)**	(10)
	Cash paid for other operating activities	**(156)**	(94)
	Sub-total of cash outflows	**(814)**	(321)
	Net cash flows from operating activities	**(475)**	(321)
II.	**Cash flows from investing activities:**		
	Cash received from sales and redemption of investments	**18,758**	41,957
	Cash received from return on investment	**4,753**	6,079
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	**17**	–
	Cash received from other investing activities	**–**	4
	Sub-total of cash inflows	**23,528**	48,040
	Cash paid for acquisitions of fixed assets, intangible assets and other long-term assets	**(62)**	(62)
	Cash paid for acquisition of investments	**(17,039)**	(37,706)
	Net cash paid for acquisition of subsidiaries	**–**	(7,018)
	Sub-total of cash outflows	**(17,101)**	(44,786)
	Net cash flows from investing activities	**6,427**	3,254
III.	**Cash flows from financing activities:**		
	Cash received from capital contributions	**38,222**	–
	Cash received from borrowings	**–**	546
	Sub-total of cash inflows	**38,222**	546
	Cash paid for distribution of dividends and interests	**(3,080)**	(2,006)
	Cash paid for other financing activities	**(939)**	(655)
	Sub-total of cash outflows	**(4,019)**	(2,661)
	Net cash flows from financing activities	**34,203**	(2,115)
IV.	**Effect of changes in foreign exchange rate on cash and cash equivalents**	**99**	(7)
V.	**Net increase in cash and cash equivalents**	**40,254**	811
	Add: Beginning balance of cash and cash equivalents	**3,448**	2,637
VI.	**Ending balance of cash and cash equivalents**	**43,702**	3,448

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Company has adopted the Accounting Standards for Business Enterprises for the year.

Statement of Changes in Equity

For the year ended December 31, 2007
(in RMB million)

Item		For the year ended December 31, 2007					
		Share Capital	Capital Reserves	Surplus Reserves	General Risk Provision	Retained Profits	Total
I.	**Prior year's ending balance**	**6,195**	**15,163**	**6,126**	**517**	**8,678**	**36,679**
	Add: changes in accounting policies arising from first-time adoption of ASBE	-	**568**	**(1,157)**	**(122)**	**(6,182)**	**(6,893)**
II.	**Current year's beginning balance**	**6,195**	**15,731**	**4,969**	**395**	**2,496**	**29,786**
III.	**Changes in current year**						
	1. Net profit	-	-	-	-	**6,862**	**6,862**
	2. Gains/(losses) recognized directly in equity						
	(1) Net gains from changes in fair values of available-for-sale financial assets						
	Recognized directly in equity	-	**438**	-	-	-	**438**
	Transferred to the income statement	-	**(782)**	-	-	-	**(782)**
	(2) Related tax effect of items recognized directly in equity	-	**47**	-	-	-	**47**
	Sub-total of 1 and 2	-	**(297)**	-	-	**6,862**	**6,565**
	3. Capital injection from shareholders	**1,150**	**37,072**	-	-	-	**38,222**
	4. Profit appropriation						
	(1) Appropriation to surplus reserves	-	-	**686**	-	**(686)**	-
	(2) Distribution to shareholders	-	-	-	-	**(3,085)**	**(3,085)**
IV.	**Current year's ending balance**	**7,345**	**52,506**	**5,655**	**395**	**5,587**	**71,488**

Item		For the year ended December 31, 2006					
		Share Capital	Capital Reserves	Surplus Reserves	General Risk Provision	Retained Profits	Total
I.	**Prior year's ending balance**	6,195	15,163	5,526	430	5,350	32,664
	Add: changes in accounting policies arising from first-time adoption of ASBE	-	7	(1,149)	(35)	(6,202)	(7,379)
II.	**Current year's beginning balance**	6,195	15,170	4,377	395	(852)	25,285
III.	**Changes in current year**						
	1. Net profit	-	-	-	-	5,922	5,922
	2. Gains/(losses) recognized directly in equity						
	(1) Net gains from changes in fair values of available-for-sale financial assets						
	Recognized directly in equity	-	847	-	-	-	847
	Transferred to the income statement	-	(187)	-	-	-	(187)
	(2) Related tax effect of items recognized directly in equity	-	(99)	-	-	-	(99)
	Sub-total of 1 and 2	-	561	-	-	5,922	6,483
	3. Profit appropriation						
	(1) Appropriation to surplus reserves	-	-	592	-	(592)	-
	(2) Distribution to shareholders	-	-	-	-	(1,982)	(1,982)
IV.	**Current year's ending balance**	6,195	15,731	4,969	395	2,496	29,786

The accompanying notes on pages 176 to 281 form an integral part of these financial statements. Certain comparative figures (including the relevant notes) have been restated as the Company has adopted the Accounting Standards for Business Enterprises for the year.

As at December 31, 2007
(in RMB million)

I. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988 as Shenzhen Ping An Insurance Company, and was engaged primarily in property & casualty insurance business in Shenzhen. With the expansion of business, the Company was renamed as Ping An Insurance Company of China in 1992. The Company started to be engaged in life insurance business from July 1994 and subsequently changed its name to Ping An Insurance Company of China, Ltd. in January 1997.

China Insurance Regulatory Commission (the "CIRC") issued the "Approval of separation of business operations of Ping An Insurance Company of China, Ltd (Baojianfu [2002] No. 32) "on April 2, 2002 and agreed with the Company's proposal on the "Separation of business operations of Ping An Insurance Company of China, Ltd". According to the proposal, the Company would be renamed as Ping An Insurance (Group) Company of China, Ltd. The Company would also establish Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An Property & Casualty") and Ping An Life Insurance Company of China, Ltd. ("Ping An Life"), and control China Ping An Trust & Investment Co., Ltd. ("Ping An Trust") which holds shares of Ping An Securities Company, Ltd ("Ping An Securities").

Based on "Approval of changes in Ping An Insurance Company of China" (Baojianbianshen [2002] No. 98), "Approval of establishment of Ping An Property & Casualty Insurance Company of China, Ltd." (Baojianjishen [2002] No. 350) and "Approval of establishment of Ping An Life Insurance Company of China, Ltd." (Baojianjishen [2002] No. 351) issued by CIRC on October 28, 2002, the Company was renamed as Ping An Insurance (Group) Company of China, Ltd., and Ping An Property & Casualty and Ping An Life were established. The Company obtained its revised business license on January 24, 2003 while Ping An Property & Casualty and Ping An Life obtained their revised business licenses on December 24, 2002 and December 17, 2002, respectively.

Based on "Approval of Ping An Insurance (Group) Company of China, Ltd. to list overseas and issue H Shares," (Baojianfu [2003] No. 228) issued by CIRC and "Approval of overseas share issuance by Ping An Insurance (Group) Company of China, Ltd.," (Zhengjianguohezi [2004] No. 18) issued by China Securities Regulatory Commission (the "CSRC"), the Company was allowed to issue 1,261,720,000 H shares. The H shares were listed on the Hong Kong Stock Exchange on June 24, 2004.

Based on "Approval of Ping An Insurance (Group) Company of China, Ltd. to issue A shares," (Zhengjianfaxingzi [2007] No. 29) issued by CSRC, the Company was allowed to issue 1,150,000,000 A shares. The A shares were listed on the Shanghai Stock Exchange on March 1, 2007.

The business scope of the Company includes investing in insurance and authorized financial enterprises, supervising and managing domestic and overseas business of subsidiaries and utilizing insurance funds. The Company is also approved to carry out domestic and overseas insurance and other businesses. The Group mainly provides integrated financial products and services, including life insurance, property and casualty insurance, trust business, securities business, banking business and other services.

II. STATEMENT OF COMPLIANCE

The financial statements are prepared in accordance with the Accounting Standards for Business Enterprises (referred to as "ASBE", including basic standard, specific standards, implementation guidelines and other relevant regulations) which were promulgated by the Ministry of Finance of the PRC (the "MOF") in 2006.

In accordance with "Issuance of 'ASBE No. 1 – Inventory' and other 38 specific standards" (Caikuai [2006] No. 3) issued by MOF, since January 1, 2007 the Company adopted ASBE issued by MOF in 2006.

The Company has been listed in Hong Kong Stock Exchange since June 24, 2004, and has been preparing financial statements using International Financial Reporting Standards. In accordance with ASBE Interpretation No. 1 issued by MOF in November 2007 and relevant information available, the Company restated its comparative figures retrospectively as a result of the change in accounting policies and consistently applied the accounting policies mentioned in Note III during the accounting periods covered by the financial statements.

The presentation of comparative financial statements has been restated according to ASBE requirement.

The financial statements truly and completely reflect the financial position on December 31, 2007 and the operating results and cash flow for the year 2007 of the Company and the Group.

The financial statements are prepared on a going concern basis.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

1. Accounting year

The accounting year of the Group is from January 1 to December 31 of each calendar year.

2. Functional currency

The functional currency of the Company's domestic subsidiaries is Renminbi ("RMB"), and the functional currency of its overseas subsidiaries is Hong Kong dollars ("HKD"). The financial statements adopt RMB as the presentation currency and are expressed in RMB million unless otherwise stated.

3. Basis of accounting and measurement basis

The Group's accounts have been prepared on an accrual basis. Assets and liabilities are recorded using historical cost as the basis of measurement except for those financial instruments measured at fair value and certain insurance contract reserves. Impairment provision is proposed according to relevant regulation if the assets are impaired.

4. Business combination

Business combination represents transaction which combines two or more separate businesses into one reporting entity. Business combinations are classified into business combinations involving entities under common control and business combinations not involving entities under common control.

Business combinations involving entities under common control

A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The absorbing party is the entity that obtains control of the other entities participating in the combination at the combination date, and the other entities participating in the combination are the parties being absorbed. The combination date is the date on which the absorbing party effectively obtains control of the parties being absorbed.

Assets and liabilities obtained by absorbing party in the business combination are recognized at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the consideration paid for the combination (or aggregate face values of the shares issued) and the carrying amount of the net assets obtained is adjusted to capital reserves. If the capital reserves is not sufficient to absorb the difference, any excess is adjusted to retained earnings.

Any costs directly attributable to the combination are recognized as expenses when incurred by the absorbing party.

Business combinations not involving entities under common control

A business combination not involving entities under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. The acquirer is the entity that obtains control of the other entities participating in the combination at the acquisition date, and the other entities participating in the combination are the acquirees. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

The cost of acquisition is measured as the aggregate of the fair values of the assets given, liabilities incurred or assumed, equity instruments issued by the acquirer at the acquisition date, and all the costs incurred directly attributable to the acquisition, in exchange for control of the acquiree.

The acquiree's identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date.

Where the cost of a business combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognized as goodwill. Where the cost of a business combination is less than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the acquirer reassesses the measurement of the fair values of the acquiree's identifiable net assets, liabilities and contingent liabilities and the measurement of the cost of combinations. If after that reassessment, the cost of combination is still less than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the remaining difference is recognized in the profit or loss for the current period.

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

5. Consolidated financial statement

The consolidation scope for consolidated financial statement is determined based on concept of control, including the Company and all subsidiaries' financial statements as at December 31, 2007. Subsidiaries are those entities which the Company has control over.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant intra-group transactions and balances are eliminated in consolidation.

The consolidated portion of shareholders' equity of the subsidiaries not held by the Group is presented separately as minority interests in the consolidated financial statements.

For subsidiaries obtained through a business combination not involving entities under common control, the operating result and cash flow of the acquiree will be recognized in consolidated financial statement from the date the Group effectively obtains the control until the date that control is terminated. When consolidated financial statement is prepared, the subsidiaries' financial statements will be adjusted based on the fair values of the identifiable assets, liabilities and contingent liabilities at the acquisition date.

For subsidiaries obtained through a business combination involving entities under common control, the operating result and cash flow of the party being absorbed will be recognized in consolidated financial statement from the beginning of the period during which the combination occurs.

6. Foreign currency translation

For foreign currency transactions, the Group translates the foreign currency into its functional currency.

Upon initial recognition, foreign currency transactions are translated into the functional currency using the average exchange rate for the period when transactions occur. At the balance sheet date, foreign currency monetary items are translated using the spot exchange rate at the balance sheet date. The exchange differences arising from the above translation, except the ones relating to foreign currency borrowings for the acquisition, construction or production of assets eligible for the capitalization shall be dealt with according to the principle of borrowing cost capitalization, are recognized in profit or loss. Also at the balance sheet date, foreign currency non-monetary items measured at historical cost continue to be translated using the spot exchange rate at the dates of the transactions and it does not change its carrying amount in functional currency. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The resulting foreign exchange differences are taken to the income statement or capital reserves.

The Group translates the functional currencies of foreign operations into Renminbi when preparing the financial statements. Asset and liability items in the balance sheet are translated at the spot exchange rate prevailing at the balance sheet date. Shareholders' equity items, except for retained earnings, are translated at the spot exchange rates at the date when such items arose. Income and expense items in the income statement are translated using the average exchange rate for the period when transactions occur. Translation differences arising from the above translation are presented as a separate line item under shareholders' equity in the balance sheet. When a foreign operation is disposed of, the translation differences relating to translation of the financial statements of that foreign operation are transferred to profit or loss in the period in which the disposal occurs, and partial disposal is calculated based on disposal ratio.

Cash flows denominated in foreign currencies and foreign subsidiaries' cash flows are translated using the average exchange rate for the period when cash flows occur. The impact on cash caused by the fluctuation of exchange rates is presented as a separate line item in the cash flow statement.

7. Cash equivalents

Cash equivalents are short-term, highly liquid investments held by the Group which are readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

8. Customer deposits held for securities trading

(1) Customer deposits held for securities trading are deposited in designated bank accounts by the Group. These deposits are recognized as a liability when received for the purpose of settlement with customers.

(2) The Group acts on behalf of customers to purchase and sell securities through stock exchanges. If the total amount of securities purchased is greater than that of securities sold on each settlement date, customer deposits are reduced for the net purchases of securities on the settlement day plus withholding stamp duty and commission expenses due from the customers. If the total amount of securities purchased is less than that of securities sold, customer deposits are increased for the net sales of securities less withholding stamp duty and commission expenses due from the customers.

(3) The customers' futures margin deposits are placed in segregated accounts and calculated by individual customes. The standard warehouse receipts collateralized by customers are managed and calculated as customer margin. Daily floating profit and loss is calculated based on customers' initial price and closing price on that day; customers' realised profit or loss, calculated based on the initial price and settlement price, and the transaction commission fees on that day are transferred in or out of the margin deposits according to the relevant regulations.

9. Securities underwriting business

The Group accounts for securities underwriting business on the following basis according to the underwriting methods agreed with the issuers:

(1) Where the Group undertakes to purchase all underwritten securities unsold to investors by the end of the underwriting period, the Group keeps a specific record of the underwritten securities on the issue date in accordance with the issued amount and price determined in the underwriting contract. The unsold securities, if any by the end of the underwriting period, are recognized as the Group's financial assets according to the financial instruments classification stated in Note III. 10.

(2) Where the Group does not undertake to purchase any underwritten securities unsold at the end of the underwriting period, the Group keeps a specific record of the underwritten securities on the issue date in accordance with the issued amount and price determined in the underwriting contract. By the end of the underwriting period, the Group returns the unsold underwritten securities, if any, to the issuer.

10. Financial instruments

Financial instruments refer to the contracts which give rise to a financial asset in one entity and a financial liability or equity instrument in another entity.

The Group recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the financial instrument.

The Group classifies its financial assets into four categories at initial recognition: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. The Group classifies its financial liabilities into two categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial assets and financial liabilities are initially recognized at fair value. For financial assets or liabilities at fair value through profit or loss, the relevant transaction costs are directly recognized in profit or loss; for other financial assets or financial liabilities, the relevant transaction costs are recognized in their initial recognition amount.

Financial assets or financial liabilities at fair value through profit or loss comprise held-for-trading financial assets or financial liabilities and those designated at fair value through profit or loss at inception. Financial assets or financial liabilities are classified as held-for-trading if they satisfy one of the following conditions: (1) they are acquired or incurred principally for the purpose of selling or repurchasing in the near term; (2) they are part of a portfolio of identified financial instruments that are managed together, and for which there is objective evidence of a recent pattern of short-term profit taking; (3) they are derivative financial instruments. These financial assets or financial liabilities are subsequently measured at fair value, and gain or loss from changes in fair value and derecognition are recognized in current period's profit and loss.

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

10. Financial instruments *(continued)*

For financial assets or financial liabilities designated as at fair value through profit or loss at inception, one of the following criteria must be met:

(1) the designation eliminates or significantly reduces recognition or measurement inconsistency of the related gains or losses that would otherwise arise from measuring the assets or liabilities on a different basis; or

(2) the group of financial instruments are managed and their performance is evaluated on a fair value basis, in accordance with the formal documentation of risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel; or

(3) the financial assets or liabilities are hybrid instruments containing one or multiple embedded derivatives, except the embedded derivatives will not cause significant changes to the cash flow of the hybrid instruments, or it is obvious that separation of the embedded derivatives from the related hybrid instruments is prohibited; or

(4) the financial assets or liabilities are hybrid instruments containing embedded derivatives which need separation but cannot be measured separately either at acquisition or at a subsequent balance sheet date.

Equity investments that are not quoted in an active market and whose fair value cannot be reliably measured cannot be designated as financial assets at fair value through profit or loss.

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, these financial assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when such financial assets are derecognized or impaired, as well as through the amortization process.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are carried at amortized cost using the effective interest method. Gains and losses arising from derecognition, impairment and amortization are recognized in profit or loss.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or those financial assets that are not classified in any of the above categories. Subsequent to initial recognition, these financial assets are measured at fair value. Gains and losses arising from fair value changes in available-for-sale financial assets, except for impairment losses and foreign currency monetary items' translation differences which are recognized in profit or loss, are recognized as a separate part of capital reserves until the financial assets are derecognized or impaired upon which the cumulative gains or losses are transferred out from capital reserves to profit or loss. Dividend or interest income derived from available-for-sale financial assets is recognized in profit or loss. Gains and losses arising from its derecognition are recognized in current period's profit or loss.

Equity investments that are not quoted in an active market and whose fair value cannot be reliably measured are carried at cost.

Other financial liabilities are carried at amortized cost using the effective interest rate method.

11. Derivative financial instruments

The Group's derivative financial instruments include options embedded in convertible bonds purchased by the Group, embedded derivatives separated from insurance contracts, interest rate swaps and futures, credit default swaps, cross currency swaps, forward currency contracts, and options on interest rates, currencies and equities, etc. Derivative financial instruments are initially measured at fair value as at the date when the derivative contract is signed, and subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

Any gains or losses due to the change in fair value which do not qualify as hedging accounting are directly recognized into current period's profit and loss.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

12. Fair value of financial instruments

If there is an active market for a financial asset or financial liability, the Group uses quoted prices in the active market to establish its fair value. For financial instruments where there is no active market, the fair value is established by using valuation techniques. Valuation techniques include reference to most recent market prices used by knowledgeable and willingness parties, reference to current fair value of other financial instrument with similar nature, discounted cash flow method and option valuation models.

13. Impairment of financial assets

The Group assesses at the balance sheet date the carrying amount of financial assets. If there is any objective evidence that a financial asset is impaired, the Group provides for such impairment losses. The objective evidence which indicates impairment of financial assets represents events actually occurring after initial recognition of financial assets which have an impact on financial assets' estimated future cash flows, and such impact can be reliably measured.

If financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred) and the reduction is recognized as an impairment loss in the income statement. The present value of estimated future cash flows shall be calculated with the financial asset's original effective interest rate and the related collateral value shall also be taken into account.

For a financial asset that is individually significant, the Group assesses the asset individually for impairment, and recognizes the amount of impairment in profit or loss. For a financial asset that is not individually significant, the Group assess the asset individually for impairment or include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether the financial asset is individually significant or not, the financial asset is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment. Financial assets for which an impairment loss is individually recognized are not included in the collective assessment for impairment.

After the Group recognizes impairment loss of financial assets carried at amortized cost, if there is objective evidence that the financial assets' value restores and the restoration can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed and recognized in profit or loss. However the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date when the impairment is reversed.

If financial assets carried at cost are impaired, the impairment loss are recognized in profit or loss and measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed. For long term equity investments measured using the cost method regulated in "ASBE No. 2 – Long-term equity investments" which have no quotation in an active market and whose fair value cannot be reliably measured, their impairment also follows the aforementioned principle.

If an available-for-sale financial asset is impaired, the cumulative loss arising from decline in fair value that had been recognized directly in capital reserves is removed from capital reserves and recognized in profit or loss. The cumulative loss that is removed from capital reserves is the difference between its acquisition cost (net of any principal repayment and amortization) and its current fair value, less any impairment loss previously recognized in profit and loss.

If after an impairment loss has been recognized on an available-for-sale debt instrument, the fair value of the debt instrument increases in a subsequent period whereby the increase can be objectively related to an event occurring after the impairment losses were recognized, the impairment loss is reversed which is recognized in profit or loss. Impairment losses recognized for equity instruments classified as available-for-sale are not reversed through profit or loss.

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

14. Derecognition of financial instruments

A financial asset is derecognized when one of the following criteria is met:

(1) The contractual right of receiving the cash flows generated from the financial asset is terminated;

(2) The financial asset has been transferred, and met the following derecognition criteria for financial asset transfer.

If the Group has transferred substantially all the risks and rewards associated with the ownership of a financial asset to the transferee, the asset should be derecognized. If the Group retains substantially all the risks and rewards of ownership of a financial asset, the asset should not be derecognized.

When the Group has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, the situation is divided into the following: if the Group has not retained control of the financial asset, the financial asset is derecognized. If the Group has retained control of the financial asset, it recognizes the financial asset to the extent of its continuing involvement in the transferred financial asset and recognizes an associated liability.

If the obligation of a financial liability has been fulfilled, cancelled or expired, the financial liability is derecognized. If the present financial liability is substituted by the same debtor with another liability differing in substance, or the terms of the present liability have been substantially modified, this substitution or modification is treated as derecognition of a present liability and recognition of a new liability with any arising difference recognized in profit or loss.

15. Financial assets purchased under agreements to resell and financial assets sold under agreements to repurchase

Financial assets purchased under agreements to resell and financial assets sold under agreements to repurchase are recorded as the amount actually paid or received when the transactions occur, and are recognized in the balance sheet. The underlying assets of the agreements to resell are recorded off balance sheet, while the underlying assets of the repurchase agreements continue to be recorded in the balance sheet.

The bid and ask spread of the financial assets purchased under agreements to resell and financial assets sold under agreements to repurchase are recognized using effective interest rate method as interest income and interest expense in the reselling or repurchasing period.

16. Long-term equity investments

Long-term equity investments include investments in subsidiaries, joint ventures and associates, as well as long-term equity investments (i) which the Group does not have joint control or significant influence over; (ii) which are not quoted in active markets and; (iii) which have no reliably measurable fair values. Long-term equity investments are initially measured at cost on acquisition.

The cost method is used when the Group controls the invested enterprise or when the Group does not jointly control or have significant influence over the invested enterprise, and the long term equity investments are not quoted in active markets, and have no reliably measurable fair values.

When the cost method is used, long-term equity investments are measured at initial cost on acquisition. Profit distributions or cash dividends declared by the invested enterprise are recognized as investment income for the current period. The amount of investment income recognized is limited to the amount distributed out of accumulated net profit of the invested enterprise that arises after the investment was made. The amount of profit distributions or cash dividends declared by the invested enterprise in excess of the above threshold is treated as a recovery of initial investment cost.

The equity method is used to account for long-term equity investments when the Company can jointly control or has significant influence over the invested entity.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

16. Long-term equity investments *(continued)*

Under the equity method, any excess of the initial investment cost over the Company's share of the net fair value of the investment's identifiable assets and liabilities is included in the initial investment cost of the long-term equity investment. Any excess of the Company's share of the investment's identifiable assets and liabilities over the cost of investment is excluded from the carrying amount of the investment and recognized in profit and loss for the current period.

Under the equity method, after the long-term equity investments are acquired, investment gains or losses are recognized and the carrying amount of the long-term equity investment is adjusted to reflect the Company's share of the investee's net profit or loss. When recognizing the Company's share of the net profit or loss of the investees, the Group makes adjustments based on fair values of the investees' identifiable assets and liabilities at the acquisition date and in accordance with the Group's accounting policy and accounting period to investee's net profits which also eliminates profit or loss from inter-transactions with associates and joint ventures attributed to investor which is calculated pro rata on the basis of share percentage (for loss from inter-transactions belonging to impairment loss, it shall be wholly recognized). When the invested enterprise declares profit appropriations or cash dividends, the carrying amount of investment is adjusted down by the Company's share of the profit appropriations and dividends. The Company shall discontinue recognizing its share of the losses of the investee after the long-term equity investment together with any long-term interests that in substance forms part of the Company's net investment in the investee are reduced to zero, except to the extent that the Company has incurred obligations to assume additional losses. The Company also adjusts the carrying amount of long-term equity investments for other changes in owner's equity of the investees (other than net profits or losses), and includes the corresponding adjustment in equity.

On disposal of the long-term equity investments, the difference between book value and market price is recognized in profit or loss for the current period.

17. Investment properties

Investment properties are properties that are held to earn rental income or capital appreciation or both, including land-use-rights that are leased out, buildings that are leased out and etc.

Investment properties are initially measured at cost. As to their subsequent expenditures, if the future economic benefits associated with them will probably flow into the Group and the cost can be measured reliably, it is recognized as the cost of investment properties. Otherwise it is recognized in profit or loss as incurred.

The Group's investment properties are subsequently measured by using the cost model. Investment properties are depreciated on a straight-line basis. For details, please refer to Notes III, 18 Fixed assets for depreciation method of properties and Note III, 19 Intangible assets for amortization of land-use-rights.

18. Fixed assets

Fixed assets are tangible assets held for service provision, rental or administrative purposes that are used for more than one accounting year. Construction-in-progress is measured at the actual construction expenditure, including the necessary costs incurred for fixed assets before they can be put into use and other related fees. Construction-in-progress is transferred into fixed assets when it is ready for its intended use.

A fixed asset is recognized when, and only when, it is probable that future economic benefits that are associated with the fixed asset will flow to the Group and the cost can be measured reliably. Subsequent expenditures related to a fixed asset are recognized in the carrying amount of the fixed asset if the above recognition criteria are met, and the book value of replaced part is derecognized; otherwise, those expenditures are recognized in profit or loss as incurred.

Fixed assets are initially recognized at cost taking into account the impact of expected future disposal expenditure. Cost of purchased fixed assets includes purchasing price, relevant taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use.

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

18. Fixed assets *(continued)*

Fixed assets are depreciated on a straight-line basis, and the respective estimated useful lives, estimated residual values and annual depreciation rate are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciated rate
Buildings	30 – 35 years	5%	2.71% – 3.16%
Office equipment, furniture and fixtures	5 years	5%	19%
Motor vehicles	5 – 8 years	5%	11.88% – 19%

The Group reviews, at least at each year end, useful lives, estimated residual values and depreciation methods of fixed assets and makes adjustments if necessary.

19. Intangible assets

The Group's intangible assets are initially measured at cost.

Useful life of an intangible asset is determined by the period over which it is expected to bring economic benefits to the Group. For an intangible asset with no foreseeable limit to the period over which it is expected to bring economic benefits to the Group, it is treated as an intangible asset with indefinite useful life.

Expenditures on acquiring the operating right of expressway are capitalised as intangible assets, and are amortised on a reasonable basis.

Useful life of respective intangible assets is as follows, except the operating right of expressway:

	Estimated useful lives
Land-use-right	50 years
Computer software system	3 – 5 years

The Group treats the land-use-rights obtained through purchases or transfers by paying the land use fees, and those reasonably allocated to land-use-rights from the price of the purchased properties as intangible assets.

Straight line amortization method is used during the useful life period for intangible assets with definite useful lives. The Group reviews, at least at each year end, useful life and amortization method for intangible assets with definite lives and makes adjustment when necessary.

Impairment test should be performed each year for intangible assets with indefinite useful lives, no matter whether there is evidence indicating impairment or not. This kind of intangible assets is not amortized. Their useful lives are reviewed in every accounting period and if any evidence indicates that useful lives are limited, they shall be treated as aforementioned intangible assets with definite useful lives.

20. Repossessed assets

Repossessed assets are tangible assets or properties that borrowers, guarantors or other third parties use to fulfill their debtors' or guarantors' obligations. Repossessed assets are initially recognized at their fair value.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

21. Insurance guarantee fund

According to "Administrative Regulations on the Insurance Guarantee Fund" (Baojianhuiling [2004] No. 16), the Group calculates the insurance guarantee fund as follows:

(1) For property insurance, accident insurance and short-term health insurance, insurance guarantee fund is provided at 1% of net premiums respectively.

(2) For long-term life insurance and long-term health insurance with guaranteed interest rate, insurance guarantee fund is provided at 0.15% of net premiums respectively.

(3) For long-term life insurance without guaranteed interest rate, insurance guarantee fund is provided at 0.05% of net premiums.

No additional provision is required when the accumulated insurance guarantee fund balances of Ping An Life, Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity") and Ping An Health Insurance Company of China, Ltd. ("Ping An Health") reaches 1% of their respective total assets. For Ping An Property & Casualty, no additional provision is required when the accumulated balance reaches 6% of its total assets.

22. Direct insurance contracts

Direct insurance contracts are contracts between the Group and policyholders where the Group undertakes insurance risks. The Group undertakes insurance risks when the occurrence of an accident within the scope of an insurance contract is likely to cause the Group to undertake the insurance claim liability. Contracts entered into by the Group and policyholders that cause the Group to accept both insurance risk and other risks are insurance contracts in their entirety with no separation of insurance risk and other risks.

When direct insurance contracts are terminated prior to their expiration dates, the Group transfers off the residual unearned premium reserves, policyholders' reserves for life insurance, and long-term reserves for health insurance, and recognize them in current period's profits or losses together with the corresponding surrender payments.

23. Unearned premium reserves

Unearned premium reserves are reserves made for the unexpired portion of in-force non-life insurance policies. Unearned premium reserves are recorded based on actuarial valuation results (1/365 method). Besides, unearned premium reserves provided by life insurance subsidiaries should not be less than 50% of net premiums retained for the current period.

The Group performs the following tests on the balance sheet date, and makes additional provision for the difference between the unearned premium reserves and the greater of the following two amounts:

(1) Balance of estimated future claims and expenses after deduction of relevant investment income;

(2) Surrender amount on the date of premium reserve valuation assuming all insurance policies were surrendered.

24. Claim reserves

The Group, as the insurer, provides reserves for non-life insurance accident claims incurred but not settled, which include reserves for claims reported but not settled, claims incurred but not reported, and claim adjustment expenses.

Reserves for claims incurred and reported are those reserves for which the non-life insurance accidents have occurred and the claims have been reported to the Group but are not yet settled. Reserves for claims incurred and reported are prudently provided on the basis of estimated claims not more than the maximum insured amount of the insurance policy using the Average Incurred Claim Projection, Average Paid Claim Projection and other methods with a reasonable basis.

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

24. Claim reserves *(continued)*

Reserves for claims incurred but not reported are those reserves for non-life insurance accidents incurred but not yet reported to the Group. Reserves for claims incurred but not reported are prudently provided using at least two of the following methods: Chain-ladder method, Average Paid Claim Projection, Loss Development method and Bornhuetter-Ferguson method.

Reserves for claim adjustment expenses are those reserves for expenses incurred for claims reported but not yet settled such as lawyer fees, litigation fees, loss inspection expenses and salaries of related claims handling staff. The Group uses the Average Case Projection method and Proportional Allocation method to provide for these reserves.

25. Policyholders' reserves for life insurance

Policyholders' reserves for life insurance are reserves provided to meet future insurance obligations arising from life insurance business and are provided using actuarial valuation methods. In accordance with the CIRC's regulations, the Group provides for policyholders' reserves for life insurance in excess of the statutory minimum standard. The statutory policyholders' reserves are calculated in accordance with "Actuarial Regulations on Life Products", "Actuarial Regulations on Interest-Dividend-Only Products" (Baojianfa [1999] No. 90), "Actuarial Regulations on Individual Participating Products" (Baojianfa [2003] No. 67) , "Actuarial Regulations for Universal Life Products", "Actuarial Regulations for Individual Investment-linked Products" (Baojianfa [2007] No. 335), "Notice on Actuarial report" (Baojianshouxian [2005] No. 8), "Notice on Usage of Mortality Table in Actuarial Regulations" (Baojianfa [2005] No. 118) and other regulations and approvals of the CIRC.

The main basis of measuring the policyholders' reserves for life insurance of the Group is as follows:

(1) Using the prospective method on a seriatim basis or using the retrospective method on a seriatim basis if it has obtained the approval of CIRC.

(2) The valuation interest rate used for life insurance should be capped at the lower of:

- 7.5% set by the CIRC; or
- Pre-set interest rate that is used in determining the insurance premium of the product.

(3) The mortality rates used for life insurance products valuation are based on the China Life Insurance Mortality Table (2000-2003).

(4) The policyholders' reserves for life insurance valuation method (excluding universal life insurance and investment-linked life insurance) are as below:

- The one-year term Full Preliminary Term is adopted for traditional non-participating life insurance contracts, other than whole life annuities, while participating life insurance products are calculated according to "Amendment for the Actuarial Regulation on Individual Participating Life Insurance";
- For whole life annuities, a modified net level premium method is adopted;
- Premium deficiency reserve is required if the renewal year valuation premium, calculated by modified method, is higher than the gross premium;
- Amount of policyholders' reserves for life insurance should be no less than the cash value of policy at valuation date.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

25. Policyholders' reserves for life insurance *(continued)*

(5) The reserve valuation method for universal life insurance, which includes account reserve and non-account reserve, is as follows:

- Account reserve is calculated on a seriatim basis; and the amount should equal the account value of the policies at valuation date.
- Non-account reserves are calculated by using cash flow discounted method on the basis of generally accepted actuarial principles. The discount rate used is based on expected rate of return and should not exceed 5%.
- The Group makes provision for non-account reserves for the guaranteed benefits of universal insurance according to the related rules.
- The Group sets smoothing reserves for universal account in order to smooth settlement interest rates of different settlement periods. Smoothing reserves should not be negative and should only be derived from the accumulated difference between the actual investment return and the settlement interest. The Group will maintain the smoothing characteristics of the settlement interest rates.

(6) The reserves for investment-linked life insurance are the sum of unit reserve and non-unit reserve. The calculation method is as below:

- Unit reserve is calculated on a seriatim basis and should be equal to the account value of the policies at valuation date;
- Non-unit reserves are calculated by using cash flow discounted method on the basis of generally accepted actuarial principles. The discount rate used is based on expected rate of return and should not exceed 5%;
- The Group makes provision for non-unit reserve for the guaranteed benefits of investment-linked insurance according to the related rules;

(7) The changes in fair values of financial assets at fair value through profit and loss for both participating insurance and universal life insurance are recorded in policyholders' reserves for life insurance for those portions reasonably attributable to the policyholders, and are recorded in profit and loss for the period for those attributable to the shareholders. For available-for-sale financial assets, fair value changes are recorded in policyholders' reserves for life insurance for those portions reasonably attributable to the policyholders, and are recorded in capital reserves for those attributable to the shareholders.

26. Long-term reserves for health insurance

Long-term reserves for health insurance is provided to meet future obligations arising from long-term health insurance business and is recorded based on actuarial valuation results. According to the CIRC's regulations, long-term reserves for health insurance are provided at a level not less than the statutory minimum standard. The statutory standard is calculated in accordance with "Actuarial Regulations on Health Products" (Baojianfa [1999] No. 90), other regulations and approvals promulgated by the CIRC. The expected loss ratios and expected mobility ratios that are used to calculate long-term reserves for health insurance are based on existing experience tables of the reinsurance companies as well as the experience data of the Company. Other regulations are performed in accordance with Actuarial Regulation on Life Products (Baojianfa [1999] No. 90).

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

27. Liability adequacy test

The Group performs adequacy tests on claim reserves, policyholders' reserves for life insurance and long-term reserves for health insurance on each balance sheet date. If the reserves re-calculated by using actuarial methods exceed the balance of the relevant reserves on the date of adequacy test, the Group will provide for additional reserves to top up the reserves and recognize it in current profit and loss, if any, and if the related reserve is adequate, no adjustment is made.

When performing liability adequacy tests on policyholders' reserves for life insurance and long-term reserves for health insurance, the Group applies actuarial models on the basis of best estimate hypothesis in order to estimate the future cash flows of the policies. The actuarial hypothesis parameters includes premium receipts, benefit expenditure, surrender expenditure, commission and handling fees, operating expenses, policyholder dividends and other non-beneficial expenditures. The determination of discount rates used for discounting future cash flows takes into account those assets backing reserves and the yield rates of expected future cash flows from investments.

28. Revenue recognition

Revenue is recognized only when economic benefits associated with the transaction will flow to the Group so as to increase the Group's assets or decrease the Group's liabilities, and the relevant amount of revenue can be measured reliably.

Premium income

Premium income and reinsurance premium income is recognized when the insurance contracts are issued, related insurance risk is undertaken by the Group, related economic benefits will most likely flow to the Group and related net income can be reliably measured. Premiums from direct non-life insurance contracts are recognized as revenue per amount of total premium stated in the contracts. Premiums from direct life insurance contracts with installment or single payments are recognized as revenue when due. Reinsurance premiums are recognized as revenue in accordance with the terms of the related reinsurance contracts.

Interest income

Interest income is recognized in income statement as it accrues and is calculated using the effective interest rate method.

Other income

Fee income comprises of commission income from securities and futures brokerage business and is recognized when the services are provided. The Group recognizes securities underwriting service costs in current profit and loss, and recognizes the premium income upon completion of securities underwriting services. The Group recognizes service costs for Share Reform projects in current profit and loss, and recognizes consultant income of Share Reform projects once they are approved by the shareholders meeting.

29. Policyholder dividends

Policyholder dividends represent dividends paid by the Group to policyholders in accordance with the terms of participating products of the Group. The dividends are calculated and provided based on dividends allocation method and results of actuarial valuation.

30. General risk provision

The general risk provision on the Group's consolidated financial report consists of the general reserves of insurance subsidiaries, general provision of bank subsidiaries, general risk provisions of security subsidiaries, loss provision for trust subsidiaries and risk provisions of subsidiaries with dealings in futures contracts. The above mentioned general risk provision accrued by the Group is appropriated from profit.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

31. Reinsurance

Reinsurance outwards

The Group cedes insurance risk in the normal course of business for its insurance businesses. Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders. The Group calculates, in accordance with the terms of relevant reinsurance contracts, premiums ceded to reinsurers and expenses recoverable from reinsurers and recognizes them in income statement. The Group determines, in accordance with the terms of the relevant reinsurance contracts, and recognizes as assets the reserves to be recovered from reinsurers in the period in which the Group recognizes the outstanding claim reserves, policyholders' reserves for life insurance and long-term reserves for health insurance of the direct insurance contracts. When the Group reduces the balance of the corresponding reserves as the amounts of claims and benefits payments are ascertained or actual claim handling expenses are incurred for the direct insurance contracts, it also reduces the balance of the corresponding reserves attributable to the outward reinsurance contracts. At the same time, the Group also determines the costs of claims and benefits recoverable from reinsurers according to the terms of the reinsurance contracts and recognizes the amount in income statement for the period. When early termination of the direct insurance contracts occurs, the Group determines the adjustments required for the premium ceded to reinsurers and commissions recoverable in accordance with the terms of the related reinsurance contracts and recognizes these amounts in income statement for the period. At the same time, the Group adjusts the relevant reserves attributable to the outward reinsurance contracts.

As the cedent, the Group does not offset but presents separately in the balance sheet the assets and liabilities, as well as in the income statement the income and expenses arising from the reinsurance contracts and their related direct insurance contracts.

Reinsurance inwards

The Group calculates and recognizes reinsurance expenses in current period's income statement in the same period the reinsurance premium income is recognized according to the terms of the related reinsurance contracts. Profit commission expenses are recognized in current periods income statement when the Group is able to calculate and determine the expenses according to the terms of the reinsurance contracts.

The Group adjusts and recognizes in current period's income statement the related reinsurance premium income and expenses according to the actual amounts stated on the reinsurance statement of accounts when received.

32. Operating lease

Leases where substantially all the risks and rewards of ownership of assets remain with the lesser are accounted for as operating leases. Rental income and expenses applicable to such operating leases are recognized in profit or loss on a straight-line basis over the lease terms.

33. Financial Guarantee Contracts

Financial guarantee contracts are initially recognized at fair value. Financial guarantee contracts not classified as financial liabilities designated at fair value through profit or loss, after initial recognition, are subsequently measured at the higher of the amount of the estimated liabilities recognized in accordance with "ASBE No. 13 –Contingences" and the initial amount less accumulated amortization recognized in accordance with "ASBE No. 14 – Revenue".

34. Fiduciary business

Transactions arising from assets held in trust on behalf of third parties arising from fiduciary business are not shown in the balance sheet because the legal interest of any risk and return are borne by the customers.

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

35. Accounting methods for income tax

Income taxes include current and deferred tax. Income taxes are recognized in current period's profit and loss as income tax expense or income except for the adjustment made for goodwill in a business consolidation and income tax from transactions or items that directly related to equity.

Current tax represents current income tax payable calculated on current taxable income. Taxable income is calculated by adjustment to current period's accounting profit before tax according to the relevant tax regulations.

For current period's deferred tax assets and liabilities arising in current and prior periods, the Group measures them at the amount expected to be paid or recovered according to the relevant taxation regulations.

The Group recognizes deferred tax liabilities or assets based on temporary differences using balance sheet liability method. Temporary differences are differences between the carrying amount of assets or liabilities in the balance sheet and their tax base. Temporary differences also include the differences between the book values and tax bases of items not recognized as assets or liabilities where the tax base can be calculated according to the relevant tax regulations.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liabilities arise from initial recognition of goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax losses and unused tax credits, to the extent that it is probable that taxable income will be available against which the deductible temporary differences, and the carry-forward of unused tax losses and unused tax credits can be utilized except where the transaction is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable income.

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax asset is recognized where the temporary differences are likely to be reversed in the foreseeable future and taxable income will be available in the future to utilise the temporary differences.

As at balance sheet date, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, and reflect the tax consequences that would follow the manner in which the Group expects, at the balance sheet date, to recover the assets or settle the carrying amount of its assets and liabilities.

The Group re-assesses book value of deferred tax assets at each balance sheet date. The Group reduces the book value of deferred tax assets if future taxable profit may not be sufficient to offset the benefits from the assets. When future taxable profit is sufficient, the reduction is reversed.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

36. Impairment of assets

The Group assesses impairment to assets other than inventories, deferred tax assets and financial assets using the methods described below.

The Group assesses at each balance sheet date whether there is an indication that a non-financial asset may be impaired. If any such indication exists, the Group makes an estimate of the asset's recoverable amount and performs a test of impairment for the asset. For goodwill generated from business consolidation and intangible assets with indefinite useful lives, tests for impairment is performed at least annually regardless of whether there are indications of impairment.

Recoverable amount is the higher of the asset's fair value less costs to sell and its present value of estimated future cash flows. The Group estimates recoverable value for individual assets. When it is difficult to estimate individually, the recoverable value of the cash generating units which the asset belongs to will be estimated. The definition of cash generating units is determined on the basis of whether the cash generating units generate cash flows which are largely independent of those from other cash generating units.

Where the carrying amount of an asset or a cash generating unit exceeds its recoverable amount, the asset or cash generating unit is considered impaired and is written down to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized in the current period's profit or loss and provision for impairment is made accordingly.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the related cash-generating units on a reasonable basis; if it is difficult to be allocated to a related cash-generating unit, it will be allocated to related groups of cash-generating units. The related groups of cash-generating units refer to the ones that are expected to benefit from the synergies of the combination and also not larger than a reportable segment determined by the Group.

When testing for impairment, if there is indication that a cash generating unit or a group of cash generating units with related goodwill may be impaired, the unit without goodwill allocated is first tested for impairment by comparing the unit's carrying amount, excluding any goodwill, with its recoverable amount and any related impairment loss is recognized accordingly. Then, the unit to which goodwill has been allocated is tested for impairment by comparing the carrying amount of the unit, including goodwill, with the recoverable amount of the unit. If the recoverable amount of the unit or group of units is less than the carrying amount of the unit or group of units, the impairment loss shall first reduce the carrying amount of any goodwill allocated to the unit or group of units; and then to the other assets of the unit or group of units pro rata on the basis of the carrying amount of each asset in the unit or group of units.

Previously recorded impairment losses for goodwill are not reversed in subsequent periods.

37. Share-based payment transactions

Senior management and some of the key employees of the Group receive remuneration in the form of share-based payment transactions (i.e. share appreciation rights) whereby the above mentioned employees render services as consideration for share appreciation rights which are settled in cash.

Share appreciation rights are settled in cash after completion of services by the above mentioned employees in the vesting period. At each balance sheet date during the vesting period, the Group recognizes the services received for the current period as related expenses, with a corresponding increase in liability, at an amount equal to the fair value of the liability based on the best estimate of the outcome of vesting. The Group uses Black-Scholes formula to calculate the fair value of share appreciation rights.

The liability is re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the income statement.

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

38. Employee benefits

Employee benefits represent all kinds of benefits and other relevant expenditures incurred by the Group in exchange for service rendered by employees. During the accounting period when employees provide services, employee benefits payable is recognized as a liability. Items which expire longer than one year after the balance sheet date are measured at present value if the discounting impact is significant.

The employees of the Group are entitled to participate in government-managed social insurance schemes, including pension plans, medical benefits, unemployment benefits, housing funds and other social insurance schemes. The associated expenditures are recognized as the costs of the related assets or expenses when incurred. Certain employees are also provided with group life insurance, but the amount involved is insignificant. The Group has no other significant welfare obligations for employee benefits beyond the said contributions.

39. Related party

Parties are considered to be related if the Group has the ability to control the other party or to exercise joint control or significant influence over the other party. Two or more parties are also regarded as related parties if they are subject to control, joint control or significant influence from the same party.

40. First-time adoption of Accounting Standards for Business Enterprises

As mentioned in Note II, the Group started to implement the ASBE since January 1, 2007. For the changes in accounting policies resulting from the first-time adoption of ASBE, the Group made retrospective adjustments in accordance with the regulations related to first-time adoption of ASBE.

(1) Long-term equity investments

In accordance with the previous Accounting Standards for Business Enterprises and the "Accounting System for Financial Institutions", the excess of the initial investment cost over the interest in the invested enterprise's net assets should be recognized as equity investment variance which was evenly amortized within a certain period. In addition, equity method is used to account for parent company's long-term equity investments in subsidiaries.

In accordance with "ASBE No. 20 – Business Combinations", the Group recognizes the excess of the combination cost, in a business combination not involving entities under the common control, over the interest in the fair value of the invested company's identifiable net assets as goodwill. The goodwill is not amortized but subject to impairment test at least at the end of each year and the related impairment loss cannot be reserved.

According to "ASBE No 2 – long-term Equity Investments", cost method is used to account for parent company's long-term equity investments in subsidiaries.

(2) Financial Assets

In accordance with the previous "Accounting Standards for Business Enterprises – Investments" and "Accounting System for Financial Institutions", the Group classified investments as "short-term" and "long-term" per liquidity and intended holding period and measured them at the lower of cost and market price, cost and recoverable amount respectively.

In accordance with "ASBE No. 22 – Financial Instruments: Recognition and Measurement", the Group classifies the financial instrument investments as "financial assets at fair value through profit or loss", "held-to-maturity investments", "loans and receivables" and "available-for-sale financial assets". For financial assets at fair value through profit or loss, fair value is used for subsequent measurement and the gains or losses resulting from the fair value changes are recognized in profit or loss; for held-to-maturity investments and loans and receivables, amortized cost based on effective interest rate method is used for subsequent measurement; for available-for-sale financial assets, fair value is used for subsequent measurement and the difference between the fair value and carrying amount resulting from the fair value changes are recognized in capital reserves.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

40. First-time adoption of Accounting Standards for Business Enterprises *(continued)*

(3) Derivatives

In accordance with the previous Accounting Standards for Business Enterprises and the "Accounting System for Financial Institutions", the Group usually treated the derivatives as off balance sheet items which were not recognized in the financial statements.

In accordance with "ASBE No. 22 – Financial Instruments: Recognition and Measurement", the Group classifies the appropriate derivatives as financial liabilities or financial assets measured at fair value through profit or loss. Fair value is used for subsequent measurement and the gains or losses resulting from the fair value changes are recognized in profit or loss.

(4) Policyholders' reserves for life insurance

In accordance with the previous Accounting Standards for Business Enterprises and the "Accounting System for Financial Institutions", the Group estimated the reserves for the participating insurance and universal life insurance based on investment results calculated under the previous accounting standards.

As mentioned in aforementioned item (2), the Group classifies and measures financial instrument investments in accordance with "ASBE No. 22 – Financial Instruments: Recognition and Measurement". According to the "Experts' Opinions on Implementation of ASBE" issued by Accounting Standard Committee of MOF, for the fair value changes of available-for-sale financial assets contained in the accounts of participating insurance and universal life insurance, the Group recognizes the part attributed to policyholders as liabilities and the part attributed to shareholders as capital reserves on a reasonable basis; for the fair value changes of financial assets at fair value through profit or loss, the Group recognizes the part attributed to policyholders as liabilities and the part attributed to shareholders as profit or loss on a reasonable basis.

(5) Claim reserves

Under the previous Accounting Standards for Business Enterprises and the "Accounting System for Financial Institutions", the Group did not perform adequacy tests on insurance reserves when estimating such reserves. In particular, there was no adequacy test on the claim reserves for non-life insurance accidents incurred but not yet reported.

In accordance with "ASBE No. 25 – Direct Insurance Contracts" and "ASBE No. 26 – Reinsurance Contracts", the Group provides insurance reserves based on actuarial valuation results, and at the end of every year, adequacy tests will be performed on claim reserves, policyholders' reserves for life insurance, and long-term reserves for health insurance. If the related reserve is adequate, no adjustment is made; otherwise additional reserves will be provided accordingly.

(6) Land Use Rights

Under previous Accounting Standards for Business Enterprises and the "Accounting System for Financial Institutions", the Group did not amortize the land use rights in construction in progress.

In accordance with ASBE No. 6 – Intangible Assets", the Group recognizes the land use rights in construction in progress as intangible assets and amortizes them from the date when the land use rights are ready for use.

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

40. First-time adoption of Accounting Standards for Business Enterprises *(continued)*

(7) Deferred income tax

Under the previous Accounting Standards for Business Enterprises and the "Accounting System for Financial Institutions", the Group accounted for income tax using the liability approach under tax-affecting accounting method.

In accordance with ASBE No. 18 – Income Tax, the Group would use the balance sheet liability approach to account for income tax. For detailed accounting policy, please refer to Note III.35 "Accounting methods for income tax".

Upon first-time adoption of ASBE, the Group retrospectively adjusted retained profits and capital reserves for the impact of changes in this accounting policy which is mainly tax impact of the above adjustments mentioned in (1)-(6).

The accumulated impact of the first-time adoption of ASBE on the Group is as follows:

	January 1, 2007				
	Capital reserves	**Surplus reserves**	**Retained profits**	**Minority interests**	**Total**
Balance before retrospective adjustments	**15,163**	**6,126**	**8,667**	**1,251**	**31,207**
Adjustments:					
Long-term equity investments	**–**	**6**	**52**	**–**	**58**
Financial assets	**13,352**	**369**	**3,047**	**169**	**16,937**
Derivatives	**–**	**(4)**	**2**	**–**	**(2)**
Policyholders' reserves for life insurance	**(3,825)**	**(186)**	**(1,659)**	**(57)**	**(5,727)**
Claim reserves	**–**	**(240)**	**(1,147)**	**(14)**	**(1,401)**
Land-use-rights	**–**	**(8)**	**(47)**	**(1)**	**(56)**
Deferred income tax	**(1,429)**	**57**	**252**	**(11)**	**(1,131)**
Others	**(15)**	**–**	**15**	**29**	**29**
Balance after retrospective adjustments	**23,246**	**6,120**	**9,182**	**1,366**	**39,914**

	January 1 , 2006				
	Capital reserves	Surplus reserves	Retained profits	Minority interests	Total
Balance before retrospective adjustments	15,163	5,526	5,350	525	26,564
Adjustments:					
Long-term equity investments	–	–	(3)	–	(3)
Financial assets	1,074	54	308	15	1,451
Derivatives	–	(8)	(46)	(1)	(55)
Policyholders' reserves for life insurance	(318)	–	–	(3)	(321)
Claim reserves	–	(231)	(1,307)	(16)	(1,554)
Land-use-rights	–	(6)	(37)	–	(43)
Deferred income tax	(113)	62	351	3	303
Others	(17)	2	13	–	(2)
Balance after retrospective adjustments	15,789	5,399	4,629	523	26,340

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

40. First-time adoption of Accounting Standards for Business Enterprises *(continued)*

The accumulated impact of first-time adoption of ASBE on the Company is as follows:

	January 1, 2007				
	Capital reserves	**Surplus reserves**	**General risk provision**	**Retained profits**	**Total**
Balance before retrospective adjustments	**15,163**	**6,126**	**517**	**8,678**	**30,484**
Adjustments:					
Financial assets	**688**	**45**	**–**	**403**	**1,136**
Long-term equity investments	**(17)**	**(1,195)**	**(122)**	**(6,525)**	**(7,859)**
Deferred income tax	**(103)**	**(7)**	**–**	**(60)**	**(170)**
Balance after retrospective adjustments	**15,731**	**4,969**	**395**	**2,496**	**23,591**

	January 1, 2006				
	Capital reserves	Surplus reserves	General risk provision	Retained profits	Total
Balance before retrospective adjustments	15,163	5,526	430	5,350	26,469
Adjustments:					
Financial assets	28	5	–	27	60
Long-term equity investments	(17)	(1,153)	(35)	(6,225)	(7,430)
Deferred income tax	(4)	(1)	–	(4)	(9)
Balance after retrospective adjustments	15,170	4,377	395	(852)	19,090

The impact of first-time adoption of ASBE on the Group's net profit after minority interests for 2006 is as follows:

	2006
Balance before retrospective adjustments	5,986
Adjustments:	
Claim reserves	151
Policyholders' reserves for life insurance	(1,845)
Derivatives	52
Financial assets	3,054
Land-use-rights	(12)
Deferred income tax	(104)
Long-term equity investments	60
Balance after retrospective adjustments	7,342

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

40. First-time adoption of Accounting Standards for Business Enterprises *(continued)*

The impact of first-time adoption of ASBE on the Company's net profit for 2006 is as follows:

	2006
Balance before retrospective adjustments	5,997
Adjustments:	
Financial assets	416
Long-term equity investments	(429)
Deferred income tax	(62)
Balance after retrospective adjustments	5,922

41. Critical accounting estimates and judgments

The Group makes critical estimates and judgments that affect the reported amounts of assets and liabilities in applying the Group's accounting policies. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under certain circumstances.

Judgments

In applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations and assumptions, which has the most significant effect on the amounts recognized in the financial statements.

(1) *Classification of financial assets*

Management needs to make significant judgment in classification of financial assets. Different classifications may affect accounting methods as well as the financial condition and operating results of the Group. After the balance sheet date, if it is discovered that inaccurate judgment was made for the classification of financial assets, the whole financial assets may need to be reclassified.

(2) *Classification of insurance contracts*

Management needs to make significant judgment in classification of insurance contracts. Different classifications may affect accounting methods as well as the financial stats and operationing results of the Group.

(3) *Provision for impairment losses for available-for-sales equity instruments*

When there is a significant or prolonged decline in the fair value below the cost, impairment losses should be provided for available-for-sale equity instruments. Management needs to determine how the decline is deemed to be significant and prolonged. When making judgment, the Group takes into consideration the impacts of the following factors: normal range of stock price's volatility, financial position of the invested companies, industry and segment's performance, technological innovation, cash flow from operating and financing activities, etc.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

41. Critical accounting estimates and judgments *(continued)*

Estimations and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that may possibly cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(1) *Valuation of insurance contract reserves*

Policyholders' reserves for life insurance and long-term reserves for health insurance

Policyholders' reserves for life insurance and long-term reserves for health insurance are valued according to the regulations of CIRC, using the main assumptions which include interest rates and mortality rates.

Every year the Group performs a liability adequacy test on the aforementioned reserves, which reflects management's current best estimate of future cash flows. The main assumptions used are mortality, morbidity, investment returns, expenses, lapse and surrender rates. The Group bases their mortality and morbidity tables on standard industry and national tables which reflect historical experiences, adjusted when appropriate to reflect the Group's unique risk exposure, product characteristics, target markets and own claims severity and frequency experiences. Estimates are also made as to future investment income arising from the assets backing life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments. Assumptions on future expense are based on current expense levels, adjusted for expected expense inflation adjustments when appropriate. As lapse and surrender rates depend on product features, policy duration and etc., historical experience is used in choosing these assumptions.

The reserves for investment-linked policies, where the Group undertakes both insurance risks and other risks, are determined with reference to the fair values of the assets backing such liabilities.

Claim reserves

For property and casualty and short term life insurance contracts, estimates have to be made both for the expected ultimate cost of claims reported at the balance sheet date and for the expected ultimate cost of claims incurred but not yet reported at the balance sheet date ("IBNR"). The ultimate cost of outstanding claims is estimated by using at least two of the actuarial claims projection techniques, such as Chain Ladder Method, Average Claim Method, Reserve Development Method and Bornhuetter-Ferguson methods.

The main assumption underlying these techniques is that the Group's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analyzed by accident years, but can also be further analyzed by geographical area, as well as by significant business lines and claim types. Large claims are usually separately addressed, either by being reserved at the face value of loss adjustor estimates or separately projected in order to reflect their future development. In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historic claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in the future, (for example to reflect one-off occurrences, changes in external factors such as public attitudes to claiming, economic conditions, levels of inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix and claims handling procedures) in order to arrive at the estimated ultimate cost of claims that present the most likely outcome from the range of possible outcomes, taking account of all the uncertainties involved. Every year the Group performs a liability adequacy test on claim reserves.

As at December 31, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

41. Critical accounting estimates and judgments *(continued)*

Estimations and assumptions *(continued)*

(2) *Fair value of financial instruments determined using valuation techniques*

Fair value of financial instrument, in the absence of an active market, is estimated using valuation techniques, such as the price used in recent arm's length transactions, reference to the current fair value of another instrument which is substantially the same, discounted cash flow analysis and option pricing model.

When using valuation techniques to determine the fair value of financial instruments, the Group makes use of all factors, whenever possible, considered by market participants in pricing technique instruments including risk-free rates, credit risk, foreign currency exchange rates, commodity prices, stock price or stock index, magnitude of future changes in price of the financial instruments and prepayment and surrender risk.

Using different valuation techniques or references assumptions may result in the existence of relatively significant differences in fair value estimations.

(3) *Impairment losses for loans and advances*

The Group reviews its loans and advances at each balance sheet date to assess whether an allowance for impairment should be recorded in the income statement. In particular, judgment by management is required in the estimation of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors and actual results may differ.

(4) *Deferred tax assets and liabilities.*

Deferred tax assets and liabilities are measured, based on tax laws, at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax assets are recognized for all unused tax losses, to the extent that it is likely that taxable profit will be available to utilise these unused tax losses. Significant judgments are needed from management to estimate the timing and amount of taxable profit as well as applicable tax rate in the future, with tax planning strategies, to determine the amount of the deferred tax assets and liabilities that should be recognized.

42. Changes in significant accounting estimates

Changes in accounting estimates are applied prospectively.

In compliance with Baojianfa [1999] No. 90 that reserves provided for the year should not be less than the statutory minimum reserves, and valuation interest rate should not be higher than the pricing interest rate or the determined rate of 7.5%, the Group uses a more prudent valuation interest rate for insurance products with pricing interest rate equal to or higher than 7.5%. In 2007, the valuation interest rate of certain high interest rate insurance products of the Group was reduced to 6%–6.5% from 6.5%–7.5%. This change in accounting estimate results in a decrease in profit before tax of approximately RMB9,698 million.

IV. TAXATION

The major types of taxes and related tax rates applicable to the Group are as follows:

Business tax and surcharges

Business tax is levied on 5% of taxable premium income, other operating income and investment income. Business tax surcharges, comprising city maintenance and construction tax and education surcharges are calculated at a pre-determined percentage of business tax.

According to "Circular on exempting from the business tax on certain items (Caishui [1994] No. 2), "Circular on exempting Ping An Insurance Company of China, Ltd. from the business tax on refundable life insurance businesses with a term of more than one year" (Caishui [1998] No. 95), "Circular on exempting Ping An Insurance Company of China, Ltd. from the business tax on new refundable life insurance products with a term of more than one year" (Guoshuihan [1999] No. 181), "Approval regarding exempting Ping An Insurance Company of China, Ltd. Urumqi Branch from the business tax on specific insurance products (Guoshuihan [1998] No. 746), "Circular on exempting insurance companies from the business tax on refundable life insurance products with a term of more than one year" (Caishui [2000] No. 59), "Circular on certain issues concerning exempting from the business tax on life insurance businesses" (Caishui [2001] No. 118), "Circular on exempting insurance companies from the business tax on refundable life insurance products with a term of more than one year" (Caishui [2002] No. 94), "Circular on exempting insurance companies from the business tax on refundable life insurance products with a term of more than one year" (Caishui [2002] No. 156), "Circular on exempting insurance companies from the business tax on refundable life insurance businesses with a term of more than one year" (Caishui [2004] No. 71), "Circular on exempting insurance companies from the business tax on refundable life insurance businesses with a term of more than one year" (Caishui [2005] No. 21), "Circular on exempting insurance companies from the business tax on refundable life insurance businesses with a term of more than one year" (Caishui [2005] No. 76), "Circular about publishing refundable life insurance products' list (16th batch) with more than one year term exempted from business tax" (Caishui [2006] No. 115), "Circular of the Ministry of Finance and the State Administration of Taxation on publishing the list (17th batch) of refundable life insurance products with a term of more than one year exempted from the business tax" (Caishui [2007] No. 43), "Circular of the Ministry of Finance and the State Administration of Taxation on publishing the list (18th batch) of refundable life insurance products with a term of more than one year exempted from the business tax" (Caishui [2007] No. 117)," Circular of the Ministry of Finance and the State Administration of Taxation on publishing the list (19th batch) of refundable life insurance products with a term of more than one year exempted from the business tax" (Caishui [2007] No. 158) etc., common life insurance and pension annuity insurance with principle and interest refundable and a term of more than one year (including one year), health insurance products with a term of more than one year (including one year) of Ping An Life, pension annuity insurance with a term of more than one year (including one year) of Ping An Pension, health insurance products with a term of more than one year (including one year) of Ping An Health, and health insurance products with a term of more than one year (including one year) of Ping An P&C are exempted from the business tax since the aforementioned documents were published.

Income tax

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible and non-taxable items for income tax purposes. During the current year, the applicable tax rates for the Group, the subsidiaries and the branches are shown as follows:

Types of tax	Subsidiaries and branches	Tax rate
Income tax in the PRC	Subsidiaries and branches of the Group located in Special Economic Zones	15%
	Subsidiaries and branches of the Group located outside Special Economic Zones	33%
Hong Kong profits tax	Subsidiaries in Hong Kong Special Administrative Region	17.5%

According to "Circular on pretax deduction amounts for taxable salaries and wages of Ping An Life and Ping An P&C (Caishui [2006] No. 58)" published by Ministry of Finance and State Administration of Taxation, for 2004, Ping An P&C's tax-deductible limit for salaries is RMB700 million and Ping An Life's tax-deductible limit for salaries is RMB1,154 million, and the excess of the aforementioned limits was not tax-deductible. From 2005 and onwards, both Ping An P&C and Ping An Life used their previous year's tax-deductible limits for salaries as basis to calculate the current year's limits according to the principle of the increase percentage of salaries being lower than that of economic results (including profit and income tax growth) and labor productivity.

As at December 31, 2007
(in RMB million)

V. INFORMATION OF SUBSIDIARIES

The major changes in the subsidiaries of the Group during the current period are as follows:

(1) On January 1, 2007, Ping An Trust completed its acquisition of 99% equity interest in Shenzhen CITIC City Plaza Investment Co, Ltd ("Shenzhen CITIC Plaza"). The paid-up capital of Shenzhen CITIC Plaza is RMB20 million.

The fair values and carrying values of the identifiable assets and liabilities acquired as at the date of acquisition were:

	Fair value recognized on acquisition	Carrying value
Cash on hand and at bank	29	29
Investment properties	1,955	1,543
Other assets	4	4
Sub-total	1,988	1,576
Long term loans	1,319	1,319
Deferred tax liabilities	62	–
Other liabilities	234	234
Sub-total	1,615	1,553
Fair value of net assets	373	23
Fair value of net assets acquired attributable to the Group	373	
Goodwill arising on acquisition	66	
Cost of acquisition	439	
Less: payable balance	(28)	
Cash paid	411	
Cash outflow on acquisition of the subsidiary:		
Net cash acquired with the subsidiary	29	
Cash paid	(411)	
Net cash outflow	(382)	

The fair values of the above identifiable assets and liabilities acquired as at the date of acquisition were determined by reference to its book value, independent appraisal report etc.

According to the agreement between Ping An Trust and the original shareholders of Shenzhen CITIC Plaza, within 3 years since the date of ownership transferred from the original shareholders of Shenzhen CITIC Plaza to Ping An Trust, the original shareholders of the Shenzhen CITIC Plaza will compensate the losses suffered by the Shenzhen CITIC Plaza due to the contingent liabilities to the third parties, which existed at the date of acquisition.

V. INFORMATION OF SUBSIDIARIES *(Continued)*

(1) *(continued)*

The operating results and cash flow of Shenzhen CITIC Plaza, from the date of acquisition to the year end, were:

	2007
Operating income	**196**
Net profit	**(64)**
Net cash flow	**(16)**

From the date of acquisition to the year end, the Group did not or intended to dispose of any assets or liabilities of Shenzhen CITIC Plaza.

(2) On June 26, 2007, Shenzhen Commercial Bank Co., Ltd. completed its acquisition of 100% equity interest in Ping An Bank, through Ping An Trust and minority shareholders of Ping An Bank. Upon completion of the acquisition, Shenzhen Commercial Bank Co., Ltd. was renamed as Shenzhen Ping An Bank Co., Ltd. ("Shenzhen Ping An Bank") on June 27, 2007, and Ping An Bank completed the business deregistration on August 6, 2007.

(3) On November 30, 2007, Profaith International Investment Limited ("Profaith International"), a subsidiary of China Ping An Insurance Overseas (Holdings) Limited ("Ping An Overseas Holdings"), completed its acquisition of 30% equity interest in Portfield Limited ("Portfield"), which owned 100% stake of Ningbo Bei Lun Port Expressway Co., Ltd. ("Bei Lun Expressway"). On December 10, 2007, Profaith International acquired additional 30% stake in Portfield. Thus both Portfield and Bei Lun Expressway became the subsidiaries of the Group since December 10, 2007.

The fair value and book value as at the date of acquisition (i.e. December 10, 2007) of the identifiable assets and liabilities, which were acquired in the acquisition of Portfield Limited are as below:

	Fair value recognized on acquisition	Carrying value
Cash on hand and at bank	45	45
Intangible asset	2,653	1,847
Other assets	167	153
Sub-total	2,865	2,045
Accounts payable	123	123
Long-term borrowings	1,659	1,659
Deferred income tax liabilities	200	-
Sub-total	1,982	1,782
Net assets	883	263
Fair value of net assets acquired attributable to the Group	530	
Goodwill arising on acquisition	94	
Cost of acquisition	624	
Less: Payable balance	(220)	
Cash paid	404	

Cash outflow on acquisition of the subsidiary:

Net cash acquired with the subsidiary	45
Cash paid	(404)
Net cash outflow	(359)

As at December 31, 2007
(in RMB million)

V. INFORMATION OF SUBSIDIARIES *(Continued)*

(3) *(continued)*

The fair values of the aforementioned identifiable assets and liabilities acquired as at the date of acquisition were determined by reference to its carrying value, independent appraisal report etc.

The consolidated operating results and cash flow of Portfield Limited and its subsidiary Bei Lun Expressway, as from the purchase date to the current year end are as below:

	Period from December 10, 2007 to December 31, 2007
Operating Revenue	**12**
Net profit	**3**
Net cash flow	**(15)**

From the acquisition of Portfield Limited to the current year end, the Group did not or intended to dispose of any assets or liabilities of Portfield Limited and its subsidiary Bei Lun Expressway.

(4) Particulars of the Company's principal subsidiaries as at December 31, 2007 are set out below:

Name	Place of Incorporation	Organizational Code	Percentage of Shareholdings Direct	Percentage of Shareholdings Indirect	Proportion of the right to vote	Registered capital (RMB unless otherwise stated)	Paid-up capital (RMB unless otherwise stated)	Principal activities
Ping An Life Insurance Company of China, Ltd	Shenzhen	71093073-9	99.00%	-	99.00%	3,800,000,000	3,800,000,000	Life insurance
Ping An Property & Casualty Insurance Company of China, Ltd	Shenzhen	71093072-0	99.06%	-	99.06%	3,000,000,000	3,000,000,000	Property and casualty insurance
Shenzhen Ping An Bank Co., Ltd (Note 1/Note 3)	Shenzhen	19236558-0	90.04%	-	90.04%	5,502,000,000	5,460,940,138	Banking
China Ping An Trust & Investment Co., Ltd. (Note 1)	Shenzhen	10002000-9	99.88%	-	99.88%	4,200,000,000	4,200,000,000	Investment and trust
Ping An Securities Company, Ltd. (Note 1)	Shenzhen	100323453	-	86.11%	86.11%	1,800,000,000	1,800,000,000	Security investment and brokerage
Ping An Annuity Insurance Company of China, Ltd.	Shanghai	77021249-9	97.00%	2.98%	99.98%	500,000,000	500,000,000	Annuity insurance
Ping An Asset Management Co., Ltd.	Shanghai	71093344-6	96.00%	3.96%	99.96%	500,000,000	500,000,000	Investment, asset management
Ping An Health Insurance Company of China, Ltd.	Shanghai	71093349-7	95.00%	4.96%	99.96%	500,000,000	500,000,000	Health insurance

V. INFORMATION OF SUBSIDIARIES *(Continued)*

(4) *(continued)*

Name	Place of Incorporation	Organizational Code	Percentage of Shareholdings Direct	Percentage of Shareholdings Indirect	Proportion of the right to vote	Registered capital (RMB unless otherwise stated)	Paid-up capital (RMB unless otherwise stated)	Principal activities
China Ping An Insurance Overseas (Holdings) Limited	Hong Kong	N/A	100.00%	-	100.00%	HK$4,000,000,000	HK$555,000,000	Investment holding
China Ping An Insurance (Hong Kong) Company Limited	Hong Kong	N/A	-	75.00%	75.00%	HK$110,000,000	HK$110,000,000	Property and casualty insurance
Shenzhen Ping An Futures Brokerage Co, Ltd.	Shenzhen	10002318-8	-	89.03%	89.03%	120,000,000	120,000,000	Futures brokerage
Shenzhen Ping An Industries Co., Ltd.	Shenzhen	19221023-9	-	99.88%	99.88%	20,000,000	20,000,000	Industrial investment
Shenzhen Ping An Property and Facilities Management Ltd.	Shenzhen	19230555-3	-	99.88%	99.88%	20,000,000	20,000,000	Property management
Fuzhou Ping An Real Estate Development Co., Ltd	Fuzhou	61132267-4	-	74.25%	74.25%	US$5,000,000	US$5,000,000	Real estate investment
Shenzhen Ping An Real Estate investment Co., Ltd	Shenzhen	77270613-4	-	99.88%	99.88%	300,000,000	300,000,000	Real estate investment
Shenzhen Xin An Investment Consultant Co., Ltd	Shenzhen	77985608-X	-	99.88%	99.88%	3,000,000	3,000,000	Investment consulting
Ping An of China Asset Management (Hong Kong) Company Limited	Hongkong	N/A	-	100.00%	100.00%	HK$65,000,000	HK$65,000,000	Asset management
Yuxi Ping An Real Estate Co., Ltd	Yuxi	79028553-X	-	79.90%	79.90%	38,500,000	38,500,000	Property leasing
Yuxi Meijiahua Business management, Co., Ltd (Note 1)	Yuxi	78735955-0	-	79.90%	79.90%	500,000	500,000	Property management
Ping An Meijiahua (Jingzhou) Business Management Co., Ltd.	Jingzhou	77076569-1	-	50.94%	50.94%	US$9,700,000	US$9,700,000	Real estate Investment
Nanning Ping An Meijiahua Real Estate Co., Ltd.	Yuxi	79974132-7	-	50.94%	50.94%	100,000,000	55,000,000	Property leasing
Shenzhen CITIC city plaza investment Co., Ltd. (Note 1/Note 2)	Shenzhen	73207232-5	-	98.88%	98.88%	20,000,000	20,000,000	Real estate Investment
Anseng Investment Company Limited	British Virgin Islands	N/A	-	100.00%	100.00%	US$50,000	US$2	Project Investment

As at December 31, 2007
(in RMB million)

V. INFORMATION OF SUBSIDIARIES *(Continued)*

(4) *(continued)*

Name	Place of Incorporation	Organizational Code	Percentage of Shareholdings Direct	Percentage of Shareholdings Indirect	Proportion of the right to vote	Registered capital (RMB unless otherwise stated)	Paid-up capital (RMB unless otherwise stated)	Principal activities
Rich All Investments Company Limited	British Virgin Islands	N/A	-	100.00%	100.00%	US$36,000,001	US$36,000,001	Project Investment
Profaith International Investment Limited	British Virgin Islands	N/A	-	100.00%	100.00%	US$50,000	US$1	Project Investment
Portfield Co., Ltd *(Note 1/ Note 2)*	Hongkong	N/A	-	60.00%	60.00%	HK$10,000	HK$10	Project Investment
Ningbo Beilun Port Expressway Co., Ltd. *(Note 1/ Note 2)*	Ningbo	739490888	-	60.00%	60.00%	US$77,800,000	US$77,800,000	Expressway Operation

Note 1: Subsidiaries mentioned above are acquired through business combinations not involving entities under common control.

Note 2: Subsidiaries mentioned above are purchased in the current year, see Notes V (1) and (3).

Note 3: Up to December 31, 2007, Shenzhen Ping An Bank have obtained the approval of capital reduction from China Banking Regulatory Commission, but the business alteration registration is still under process.

Except for the new subsidiaries aforementioned in Notes V (1) and (3), the Group's range of the main consolidated subsidiaries for the year 2007 is the same as that for the last year.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Cash on hand and at bank

	December 31, 2007	December 31, 2006
Cash on hand	**382**	347
Cash at bank	**51,701**	31,623
Balances with central bank	**19,234**	7,714
Including: Mandatory reserves deposits	**14,265**	5,787
Surplus reserves deposits	**4,969**	1,927
Due from banks and other financial institutions	**884**	2,840
Other monetary assets	**539**	61
Total	**72,740**	42,585

On December 31, 2007, the cash on hand and at bank of the Group included deposits from customers held for securities trading of RMB12,845 million (December 31, 2006: RMB2,958 million).

In accordance with relevant regulations, the Group's subsidiaries in the banking business maintain mandatory reserves deposits with PBOC in both RMB and foreign currencies. As at December 31, 2007 and December 31, 2006, the mandatory reserves deposits are calculated at 14.5% and 9.5% for eligible RMB deposits respectively and 5% and 4% for foreign currencies deposits for both periods.

Current bank deposits earn interest income based on current deposit interest rate. The period for short-term term deposits varies from 7 days to 3 months. The short-term term deposits earn interest income on corresponding term deposits interest rate, subject to the Group's cash needs.

2. Balances with clearing companies

	December 31, 2007	December 31, 2006
Company-owned	**668**	93
Broker clients	**1,359**	782
Total	**2,027**	875

On December 31, 2007, balances with clearing companies of the Group are mainly deposits placed by Ping An Securities Company, Ltd. with China Securities Depository and Clearing Corporation.

3. Placements with banks and other financial institutions

	December 31, 2007	December 31, 2006
Placements with banks	**591**	1,727
Placements with other financial institutions	**646**	376
Total	**1,237**	2,103
Less: Provision for bad debts	**(45)**	(376)
Placements with banks and other financial institutions, net	**1,192**	1,727

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

4. Financial assets held-for-trading

	December 31, 2007	December 31, 2006
Bonds		
Government bonds	**1,330**	1,820
Central bank bills	**15,295**	2,730
Financial bonds	**3,151**	2,568
Corporate bonds	**9,772**	10,643
Equity instruments		
Equity investment funds	**39,825**	17,219
Including: Designated as fair value through profit or loss	**–**	628
Equity securities	**15,565**	9,023
Total	**84,938**	44,003

Terms of bonds which were classified as held for trading financial assets are as follows:

	December 31, 2007	December 31, 2006
Fixed interest rate		
Within 3 months (including 3 month)	**14,751**	4,555
3 months to 1 year (including 1 year)	**6,586**	5,878
1 to 2 years (including 2 years)	**920**	1,000
2 to 3 years (including 3 years)	**1,448**	629
3 to 4 years (including 4 years)	**640**	68
4 to 5 years (including 5 years)	**508**	677
More than 5 years	**2,551**	2,765
Floating interest rate	**2,144**	2,189
Total	**29,548**	17,761

Interest rates on floating rate bonds are re-priced at intervals of less than one year. Interest rates on fixed rate bonds are fixed before maturity.

As at December 31, 2007, there is no held-for-trading financial asset pledged by the Group as collateral for warrants (December 31, 2006: RMB94 million). Management is of the opinion that there are no material restrictions on the sale of held-for-trading financial assets.

For bonds pledged by the Group as collateral for repurchase agreements as at December 31, 2007, please refer to Note VI, 28 Financial assets sold under agreements to repurchase.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

5. Derivative instruments

	December 31, 2007			December 31, 2006		
	Nominal	Fair value			Fair value	
	Amount	Asset	Liability	Face value	Asset	Liability
Interest rate derivative instruments	**4,261**	**14**	**27**	2,506	11	61
Currency derivative instruments	**661**	**–**	**1**	5	–	–
Equity derivative instruments	**670**	**159**	**99**	324	10	88
Credit derivative instruments	**950**	**4**	**62**	–	–	–
Other derivative instruments	**–**	**–**	**–**	–	–	29
Total	**6,542**	**177**	**189**	2,835	21	178

6. Financial assets purchased under agreements to resell

	December 31, 2007	December 31, 2006
Securities	**27,173**	6,162
Notes	**7,959**	889
Loans	**1,325**	200
Total	**36,457**	7,251
Less: Provision for impairment loss	**–**	–
Net	**36,457**	7,251

The fair value of the assets held as collateral for financial assets purchased under agreements to resell approximates the carrying value of the collateral.

7. Interest receivables

	December 31, 2007	December 31, 2006
Interest receivables from banking operations	**757**	482
Interest receivables from loans	**232**	88
Interest receivables from bonds	**3,223**	2,640
Others	**24**	39
Total	**4,236**	3,249
Less: Bad debt provision	**(49)**	–
Net value	**4,187**	3,249

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

7. Interest receivables *(Continued)*

The aging analysis for interest receivables is as follows:

	December 31, 2007	December 31, 2006
Within 1 year	**4,187**	3,249

8. Premium receivables

Aging	**December 31, 2007**	December 31, 2006
Within 3 months (including 3 months)	**4,397**	2,972
3 months to 1 year (including 1 year)	**168**	101
More than 1 year	**3**	–
Total	**4,568**	3,073

There are no premium receivables from shareholders who individually hold no less than 5% of the Company's voting share capital.

The bad debt provision of premium receivable of the Group is set out as below:

	December 31, 2007			
	Amount	**Percentage**	**Bad Debt Provision**	**Provision Percentage**
Individually significant	–	–	–	–
Individually non-significant but with significant risk in collective credit risk portfolio	**4,736**	**100.0%**	**(179)**	**3.8%**
Other non-significant	**11**	–	–	–
Total	**4,747**	**100.0%**	**(179)**	**3.8%**

	December 31, 2006			
	Amount	Percentage	Bad Debt Provision	Provision Percentage
Individually significant	–	–	–	–
Individually non-significant but with significant risk in collective credit risk portfolio	3,228	100.0%	(155)	4.8%
Other non-significant	–	–	–	–
Total	3,228	100.0%	(155)	4.8%

	December 31, 2007	December 31, 2006
Sum of top 5 premium receivables	**39**	35
Percentage in total premium receivables	**0.9%**	1.1%
Aging	**0.67 – 2.33 years**	1.01 – 2.25 years

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

9. Receivable from reinsurers

Aging	**December 31, 2007**	December 31, 2006
Within 9 months (including 9 months)	**2,119**	792
More than 9 months	**93**	3
Total	**2,212**	795

There are no premium receivables from shareholders who individually hold not less than 5% of the Company's voting share capital.

The Group's bad debt provision for receivable from reinsurers is set out as below:

	December 31, 2007			
	Amount	**Percentage**	**Bad Debt Provision**	**Provision Percentage**
Individually Significant	**963**	**42.6%**	**(34)**	**3.5%**
Individually Non-significant but with significant risk in specific credit risk portfolio	**1,298**	**57.4%**	**(15)**	**1.2%**
Other non-significant	–	–	–	–
Total	**2,261**	**100.0%**	**(49)**	**2.2%**

	December 31, 2006			
	Amount	Percentage	Bad Debt Provision	Provision Percentage
Individually Significant	689	81.1%	(20)	2.9%
Individually Non-significant but with significant risk in specific credit risk portfolio	161	18.9%	(35)	21.7%
Other non-significant	–	–	–	–
Total	850	100.0%	(55)	6.5%

	December 31, 2007	December 31, 2006
Sum of top 5 receivable from reinsurers	**984**	557
Percentage of total receivable from reinsurers	**44.5%**	70.1%
Aging	**0 – 6.17 years**	0 – 6.08 years

10 Policy loans

The interest rate on policy loans of the Group ranges from 5.22% to 6.50% (December 31, 2006: 5.22% to 6.50%).

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

11. Loans and advances to customers

(1) Loans and advances by individual and corporate customers are set out below:

	December 31, 2007	December 31, 2006
Individual loans		
Credit card	**389**	–
Loans secured by mortgages	**16,259**	12,666
Others	**3,340**	1,634
Corporate loans		
Loans	**37,696**	24,331
Discount	**5,977**	12,634
Others	**-**	318
Total	**63,661**	51,583
Provision for loan losses		
Including: Specific provision	**(302)**	(2,263)
Collective provision	**(234)**	(168)
Net	**63,125**	49,152

For loans and advances to customers pledged by the Group as collateral for repurchase agreements as at December 31, 2007, please refer to Note VI, 28 Financial assets sold under agreement to repurchase.

(2) Loans and advances by industry are set out below:

	December 31, 2007		December 31, 2006	
Industry		**Percentage**		Percentage
Agriculture, forestry and fishing	**96**	**0.15%**	187	0.36%
Mining	**175**	**0.27%**	683	1.33%
Manufacturing	**13,055**	**20.51%**	9,199	17.83%
Energy	**2,137**	**3.36%**	1,395	2.70%
Transportation and communications	**4,009**	**6.30%**	1,386	2.69%
Commercial	**6,440**	**10.12%**	7,375	14.30%
Real estate	**6,173**	**9.70%**	7,812	15.15%
Construction	**3,332**	**5.23%**	3,768	7.30%
Personal loans	**19,988**	**31.40%**	14,300	27.72%
Others	**8,256**	**12.96%**	5,478	10.62%
Total	**63,661**	**100%**	51,583	100%

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

11. Loans and advances to customers *(Continued)*

(3) Loans and advances by region are set out below:

Region	December 31, 2007	Percentage	December 31, 2006	Percentage
Southern China region	**50,427**	**79.21%**	49,646	96.24%
Eastern China region	**12,026**	**18.89%**	1,469	2.85%
Other region	**1,208**	**1.90%**	468	0.91%
Total	**63,661**	**100%**	51,583	100%

(4) Loans and advances by guarantee type are set out below:

	December 31, 2007	December 31, 2006
Unsecured loans	**14,284**	6,524
Guaranteed loans	**12,972**	8,667
Secured loans	**36,405**	36,392
Including: Loans secured by mortgages	**25,273**	20,538
Loans secured by other collaterals	**11,132**	15,854
Total	**63,661**	51,583

(5) Analysis of overdue loans is as follows:

	December 31, 2007				
	Within 3 months	3 months to 1 year	1-3 years	More than 3 years	Total
Unsecured loans	**88**	**8**	**9**	**99**	**204**
Guaranteed loans	**46**	**3**	**130**	**11**	**190**
Secured loans	**967**	**302**	**113**	**26**	**1,408**
Including: Loans secured by mortgages	**895**	**102**	**57**	**26**	**1,080**
Loans secured by other collaterals	**72**	**200**	**56**	**-**	**328**
Total	**1,101**	**313**	**252**	**136**	**1,802**

	December 31, 2006				
	Within 3 months	3 months to 1 year	1-3 years	More than 3 years	Total
Unsecured loans	14	27	2	104	147
Guaranteed loans	104	175	425	539	1,243
Secured loans	777	679	356	479	2,291
Including: Loans secured by mortgages	728	314	135	474	1,651
Loans secured by other collaterals	49	365	221	5	640
Total	895	881	783	1,122	3,681

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

11. Loans and advances to customers *(Continued)*

(6) Loan losses provision:

	2007		2006	
	Specific	**Collective**	Specific	Collective
Beginning of year	**2,263**	**168**	94	–
Transfer from new subsidiaries	–	–	2,362	168
Charge for the current year	**28**	**108**	1	–
Recoveries during the current year	**(1,735)**	**(42)**	–	–
Write-offs during the current year	–	–	(192)	–
Write-backs during the current year				
Interest income from impaired loans	**(24)**	–	(2)	–
Write-backs due to other reasons	**(230)**	–	–	–
End of year	**302**	**234**	2,263	168

12. Term deposits

	December 31, 2007	December 31, 2006
Fixed interest rate		
within 3 months (including 3 months)	**100**	2,299
3 months to 1 year (including 1 year)	**381**	8,876
1-2 years (including 2 years)	**400**	–
2-3 years (including 3 years)	**1,880**	400
3-4 years (including 4 years)	**5,100**	500
4-5 years (including 5 years)	**3,950**	6,100
More than 5 years	**2,082**	11,877
Floating interest rate	**27,838**	35,364
Total	**41,731**	65,416

Interest rates on floating rate term deposits are re-priced at intervals of less than one year. Interest rates on fixed rate term deposits are fixed before maturity.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

13. Available-for-sale financial assets

	December 31, 2007	December 31, 2006
Bonds		
Government bonds	**10,427**	14,374
Central bank bills	**9,257**	523
Financial bonds	**30,541**	26,572
Corporate bonds	**33,186**	22,299
Equity instrument		
Equity investment funds	**9,481**	8,286
Equity securities	**85,647**	23,146
Total	**178,539**	95,200

Terms of bonds which were classified as available-for-sale financial assets are as follows:

	December 31, 2007	December 31, 2006
Fixed interest rate		
Within 3 months (including 3 months)	**7,518**	149
3 months to 1 year (including 1 year)	**6,425**	339
1-2 years (including 2 years)	**5,140**	2,650
2-3 years (including 3 years)	**3,833**	3,128
3-4 years (including 4 years)	**3,286**	2,656
4-5 years (including 5 years)	**3,252**	3,055
More than 5 years	**47,068**	47,487
Floating interest rate	**6,889**	4,304
Total	**83,411**	63,768

Interest rates on floating rate bonds are re-priced at intervals of no more than one year. Interest rates on fixed rate bonds are fixed before maturity.

For bonds pledged by the Group as collateral for repurchase agreements as at December 31, 2007, please refer to Note VI, 28 Financial assets sold under agreements to repurchase.

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

14. Held-to-maturity investments

	Book value		Fair value	
	December 31, 2007	December 31, 2006	**December 31, 2007**	December 31, 2006
Bonds				
Government bonds	**77,707**	78,913	**75,544**	83,548
Central bank bills	**440**	–	**430**	–
Financial bonds	**36,367**	37,142	**34,062**	39,364
Corporate bonds	**13,222**	13,195	**12,342**	13,585
Total	**127,736**	129,250	**122,378**	136,497

Terms of bonds which were classified as held-to-maturity investments are as follows:

	December 31, 2007	December 31, 2006
Fixed interest rate		
Within 3 months (including 3 months)	**49**	68
3 months to 1 year (including 1 year)	**4,862**	1,730
1-2 years (including 2 years)	**7,804**	4,895
2-3 years (including 3 years)	**1,639**	7,759
3-4 years (including 4 years)	**19,621**	1,172
4-5 years (including 5 years)	**3,898**	19,595
More than 5 years	**82,336**	86,723
Floating interest rate	**7,527**	7,308
Total	**127,736**	129,250

Interest rates on floating rate bonds are re-priced at intervals of less than one year. Interest rates on fixed rate bonds are fixed before maturity.

The Group reviewed the intention and capability for holding the investment asset and did not note any change.

For bonds pledged by the Group as collateral for repurchase agreements as at December 31, 2007, please refer to Note VI, 28 Financial assets sold under agreements to repurchase.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

15. Long-term equity investments

	2007					
	Initial amount	Beginning of year	Increase during current year	Decrease during current year	Changes in foreign exchange rate	End of year
Cost method:						
Industrial Bank Co., Ltd. *(Note 1)*	–	113	–	(113)	–	–
Bank of Communications Co, Ltd. *(Note 1)*	–	92	–	(92)	–	–
ShanXi Chang-Jin Expressway Co, Ltd.	220	–	220	–	–	220
ShanXi Tai-Chang Expressway Co, Ltd.	308	–	308	–	–	308
ShanXi Jin-Jiao Expressway Co, Ltd.	157	–	157	–	–	157
Others	50	34	20	(4)	–	50
Equity method:						
Veolia Water (Kunming) Investment Co., Ltd. (Hereinafter Veolia Kunming)	176	176	5	–	(12)	169
Veolia Water (Yellow river) Investment Co., Ltd. (Hereinafter Veolia Yellow river)	557	–	557	–	(16)	541
Veolia Water (Liuzhou) Investment Co., Ltd. (Hereinafter Veolia Liuzhou)	113	–	113	(1)	(7)	105
PingAn Roosevelt Holdings Ltd (Hereinafter PingAn Roosevelt)	–	–	–	–	–	–
Beijing Jingan Shihua shangdi Hotel Management Co, Ltd	39	–	39	–	–	39
Hubei. Shumyip Huayin Traffic Development Co., Ltd. (Hereinafter Hubei. Shumyip Huayin)	618	–	618	–	–	618
	2,238	415	2,037	(210)	(35)	2,207

Note 1: Equity investments in Industrial Bank and Bank of Communications held by the Group were transferred from long-term equity investments to available-for-sales financial assets in the current year.

	2006					
	Initial amount	Beginning of year	Increase during current year	Decrease during current year	Changes in foreign exchange rate	End of year
Cost method:						
Industrial Bank Co., Ltd.	113	113	–	–	–	113
Bank of Communications Co., Ltd.	92	–	92	–	–	92
Others	34	107	30	(103)	–	34
Equity method:						
Veolia Kunming	176	–	176	–	–	176
Others	–	3	–	(3)	–	–
	415	223	298	(106)	–	415

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

15. Long-term equity investments *(continued)*

The Group's investment in associates as at December 31, 2007 is as follows:

Name of the invested entity	Registered/ paid-up share capital	Percentage of Holding and voting rights	Place of Incorporation	Business scope
Veolia Kunming	USD95,000,000/ USD91,875,208	24%	Hong Kong	Water services investment
Veolia Yellow river	USD250,000,000/ USD151,195,839	49%	Hong Kong	Water services investment
Veolia Liuzhou	USD32,124,448/ USD32,124,448	45%	Hong Kong	Water services investment
Ping An Roosevelt	US$10,000/ US$10,000	30%	Hong Kong	Department store investment
Hubei. Shumyip Huayin	RMB110,000,000/ RMB110,000,000	49%	Hubei	Expressway investment
Beijing Jingan Shihua Shangdi Hotel Management Co, Ltd	RMB130,000,000/ RMB130,000,000	21%	Beijing	Hotel management

16. Goodwill

	Opening balance	Increase	Decrease	Year end balance
Ping An Security	313	–	–	313
Ping An Bank	13	–	(13)	–
Shenzhen Ping An Bank	83	54	–	137
Shenzhen CITIC Plaza	–	66	–	66
Portfield Limited	–	94	–	94
Total	409	214	(13)	610
Less: impairment provision	–	–	–	–
Net balance	409	214	(13)	610

The Group finished the acquisition of Shenzhen CITIC Plaza and Portfield Limited in 2007 which generated the goodwill of RMB66 million and 94 million respectively. Please refer to Note V for detailed calculation.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

17. Statutory Deposits

	December 31, 2007	December 31, 2006
Ping An Life	**760**	760
Ping An Property and Casualty	**600**	600
Ping An Pension	**100**	60
Ping An Health	**100**	100
Total	**1,560**	1,520

According to related regulations of the "Insurance Law" and "Provisional Measures on Statutory Deposits Management of Insurance Company" (BaoJianFa [2007] No. 66), subsidiaries operating insurance business should propose 20% of registered capital as statutory deposits, which must be deposited in a Chinese invested commercial bank approved by CIRC. The statutory deposit is only used for debt discharge upon clearance of the Company.

18. Investment properties

	For the year ended December 31, 2007		
	Buildings	**Land use rights**	**Total**
Cost			
Beginning of year	1,918	154	2,072
Transfer from acquisition of subsidiaries	2,046	–	2,046
Addition	454	–	454
Transfer from fixed assets	126	51	177
Disposals	(38)	–	(38)
End of year	4,506	205	4,711
Accumulated depreciation and amortization			
Beginning of year	339	22	361
Charges for the year	119	8	127
Transfer from acquisition of subsidiaries	91	–	91
Transfer from fixed assets	55	6	61
Disposals	(11)	–	(11)
End of year	593	36	629
Impairment losses			
Beginning of year	51	–	51
Addition	21	–	21
Disposals	(41)	–	(41)
End of year	31	–	31
Net			
End of year	3,882	169	4,051
Beginning of year	1,528	132	1,660

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

18. Investment properties *(continued)*

	For the year ended December 31, 2006		
	Buildings	Land use rights	Total
Cost			
Beginning of year	1,762	154	1,916
Transfer from acquisition of subsidiaries	124	–	124
Addition	176	–	176
Transfer from fixed assets	41	–	41
Disposals	(185)	–	(185)
End of year	1,918	154	2,072
Accumulated depreciation and amortization			
Beginning of year	316	19	335
Addition	64	3	67
Transfer from acquisition of subsidiaries	17	–	17
Disposals	(58)	–	(58)
End of year	339	22	361
Impairment losses			
Beginning of year	203	–	203
Disposals	(152)	–	(152)
End of year	51	–	51
Net value			
End of year	1,528	132	1,660
Beginning of year	1,243	135	1,378

As at December 31, 2007, the Group's investment properties with a book value of RMB1,701 million are pledged as a collateral for the long-term borrowings with a book value of RMB1,612 million.

The Group is in the process of applying for title certificates for investment properties with a net book value of RMB192 million as at December 31, 2007 (December 31, 2006: RMB93 million).

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

19. Fixed assets

	For the year ended December 31, 2007				
	Buildings	Office Equipments	Motor vehicles	Construction in progress	Total
Cost					
Beginning of year	3,720	2,131	421	644	6,916
Acquisition of subsidiaries	-	17	2	-	19
Additions	-	515	101	3,381	3,997
Transfer from construction in progress	503	-	-	(553)	(50)
Transfer to investment properties	(126)	-	-	-	(126)
Disposals	(42)	(251)	(33)	-	(326)
End of year	4,055	2,412	491	3,472	10,430
Accumulated depreciation					
Beginning of year	695	1,263	254	-	2,212
Addition	171	260	45	-	476
Acquisition of subsidiaries	-	4	1	-	5
Transfer to investment properties	(55)	-	-	-	(55)
Disposals	(13)	(222)	(26)	-	(261)
End of year	798	1,305	274	-	2,377
Impairment losses					
Beginning of year	141	-	-	11	152
Additions	20	-	-	-	20
Disposals	(13)	-	-	-	(13)
End of year	148	-	-	11	159
Net Value					
End of year	3,109	1,107	217	3,461	7,894
Beginning of year	2,884	868	167	633	4,552

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

19. Fixed assets *(continued)*

	For the year ended December 31, 2006				
	Buildings	Office Equipments	Motor vehicles	Construction in progress	Total
Cost					
Beginning of year	2,643	1,573	400	646	5,262
Acquisition of subsidiaries	435	308	8	10	761
Additions	12	357	87	764	1,220
Transfer from Construction in progress	709	5	–	(776)	(62)
Transfer to investment properties	(41)	–	–	–	(41)
Disposals	(38)	(112)	(74)	–	(224)
End of year	3,720	2,131	421	644	6,916
Accumulated depreciation					
Beginning of year	527	929	250	–	1,706
Additions	91	199	51	–	341
Acquisition of subsidiaries	77	213	7	–	297
Disposals	–	(78)	(54)	–	(132)
End of year	695	1,263	254	–	2,212
Provision for impairment					
Beginning of year	120	–	–	26	146
Additions	30	–	–	–	30
Disposals	(9)	–	–	(15)	(24)
End of year	141	–	–	11	152
Net Value					
End of year	2,884	868	167	633	4,552
Beginning of year	1,996	644	150	620	3,410

The Group is in the process of applying for property certificates in respect of certain buildings with a net book value of RMB212 million as at December 31, 2007 (December 31, 2006: RMB156 million).

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

19. Fixed assets *(continued)*

As at December 31, 2007, the group has no significant fixed assets ready for the disposal.

Construction in Progress of the Group is as follows:

	Budget	Beginning of the year	Addition	Transfer to Fixed Assets	Other disposal	End of the year	Progress percentage in budget
Beijing Meibang International Center	2,685	–	2,115	–	–	2,115	78.77%
Futian Ping An Building	Not determined	–	831	–	–	831	N/A
Zhangjiang Bank Card Industry Park	1,064	333	139	472	–	–	87.24%
Pudong Ping An Building	3,200	196	102	–	–	298	9.34%
Jingzhou Wal-mart Supercenter	286	80	54	–	–	134	46.85%
Total	7,235	609	3,241	472	–	3,378	41.39%

All the funds in the construction in process of the Group are sourced internally.

20. Intangible assets

	For the year ended December 31, 2007				
	Toll roads operating rights	Land use rights	Computer software and others	Others	Total
Cost					
Beginning of year	-	871	324	58	1,253
Acquisition of subsidiaries	2,754	-	-	-	2,754
Additions	-	-	188	-	188
Disposals	-	(53)	(116)	(1)	(170)
End of year	2,754	818	396	57	4,025
Accumulated amortization					
Beginning of year	-	85	187	38	310
Acquisition of subsidiaries	101	-	-	-	101
Addition	3	25	75	6	109
Disposals	-	(6)	(113)	-	(119)
End of year	104	104	149	44	401
Provisions for impairments					
End of year	-	3	-	-	3
Beginning of year	-	3	-	-	3
Net value					
End of year	2,650	711	247	13	3,621
Beginning of year	-	783	137	20	940

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

20. Intangible assets *(continued)*

	For the year ended December 31, 2006			
	Land use rights	Computer software and others	Others	Total
Cost				
Beginning of year	869	251	59	1,179
Additions	2	87	1	90
Disposals	–	(14)	(2)	(16)
End of year	871	324	58	1,253
Accumulated amortization				
Beginning of year	67	147	34	248
Additions	18	54	6	78
Disposals	–	(14)	(2)	(16)
End of year	85	187	38	310
Provision for impairments				
End of year	3	–	–	3
Beginning of year	3	–	–	3
Net value				
End of year	783	137	20	940
Beginning of year	799	104	25	928

As at December 31, 2007, the Group's toll roads operating right with a book value of RMB1,835 million is pledged as a collateral for the long-term borrowings with a book value of RMB1,606 million.

The Group is in the process of applying for property certificates of the land-use-rights with a net book value of RMB483 million as at December 31, 2007 (December 31, 2006: RMB498 million).

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

21. Deferred tax assets/liabilities

Details of deferred tax assets/liabilities of the Group are as follows:

	December 31, 2007	December 31, 2006
Deferred tax assets	**87**	888
Deferred tax liabilities	**(4,822)**	(1,441)
Net	**(4,735)**	(553)

	Beginning of Year	Charged to Profit and Loss	Charged to equity	Others	End of year	Temporary difference as at year end
Provision for bad debts	107	15	-	-	122	(322)
Loan loss provision	280	(266)	-	-	14	(78)
Share appreciation rights	105	413	-	-	518	(2,743)
Change in fair values of financial assets	(2,537)	(595)	(3,916)	-	(7,048)	35,859
Insurance liability reserves	1,381	98	456	-	1,935	(10,032)
Provision for settled assets	52	(52)	-	-	-	-
Provision for unsettled lawsuits	27	(5)	-	-	22	(125)
Others	32	(22)	-	(308)	(298)	374
Total	(553)	(414)	(3,460)	(308)	(4,735)	22,933

The Group considers it is probable that sufficient taxable profit will be available in the future to offset aforementioned temporary differences, hence recognizes the above deferred tax assets

As at December 31, 2007, the group has no significant unrecognized deferred tax assets' deductible temporary differences and deductible losses.

22. Other assets

	December 31, 2007	December 31, 2006
Other receivable		
– Prepayment for investment projects	**627**	1,689
– External parties receivables	**304**	406
– Interest rate swap guarantee receivables	**147**	238
– Others	**627**	517
Dividend receivable	**73**	107
Settled assets	**906**	1,179
Long-term deferred expense	**412**	313
Others	**571**	400
Total	**3,667**	4,849
Less: Provision for impairment losses	**(451)**	(529)
Net	**3,216**	4,320

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

22. Other assets *(continued)*

There are no other assets due from shareholders who individually hold no less than 5% of the company's voting share capital.

The aging of the Group's other receivable are set out as below:

Aging	December 31, 2007	December 31, 2006
Within one year (including 1 year)	**1,299**	2,440
1 to 2 year (including 2 years)	**178**	80
2 to 3 year (including 3 years)	**78**	73
More than 3 years	**72**	81
Total	**1,627**	2,674

The Group's bad debt provision for other receivable are detailed as below:

	December 31, 2007			
	Amount	**Percentage in all receivable**	**Bad debt provision**	**Provision percentage**
Individually significant	**800**	**46.9%**	**(7)**	**0.8%**
Individually non-significant but significant in collective credit risk portfolio	**28**	**1.7%**	**(24)**	**85.7%**
Other non-significant	**877**	**51.4%**	**(47)**	**5.4%**
Total	**1,705**	**100%**	**(78)**	**4.6%**

	December 31, 2006			
	Amount	Percentage in all receivable	Bad debt provision	Provision percentage
Individually significant	1,728	60.6%	–	–
Individually non-significant but significant in collective credit risk portfolio	398	14.0%	(118)	29.6%
Other non-significant	724	25.4%	(58)	8.0%
Total	2,850	100.00%	(176)	6.2%

	December 31, 2007	December 31, 2006
Sum of top 5 of other receivable	**687**	1,911
Percentage in other receivable	**42.2%**	71.5%
Outstanding Years	**Within 2 years**	Within 2 years

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

22. Other assets *(continued)*

The Group's dividends receivable are set out by aging as below:

	December 31, 2007	December 31, 2006
Within one year	**73**	107

Details of settled assets held by the Group are as follows:

	December 31, 2007	December 31, 2006
Buildings	**778**	1,085
Others	**128**	94
Total	**906**	1,179
Less: Provision for impairment losses	**(368)**	(353)
Net	**538**	826

Gains on disposal of settled assets by the Group during 2007 are RMB71 million (2006: Nil).

The Group has no significant salvage assets for both the year 2007 and 2006.

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

23. Provision for impairment losses

Movement of provision for impairment losses is as follows:

	For the year ended December 31, 2007					
			Reversal during the year			
Item	**Balance as at January 1, 2007**	**Addition during the year**	**Write-back**	**Write-off**	**Total**	**Balance as at December 31, 2007**
Provision for bad debts	**586**	**93**	–	**(357)**	**(357)**	**322**
Provision for impairment on long-term equity investments	**154**	–	–	**(35)**	**(35)**	**119**
Loan loss provision	**2,431**	**136**	**(254)**	**(1,777)**	**(2,031)**	**536**
Provision for impairment on investment properties	**51**	**21**	–	**(41)**	**(41)**	**31**
Provision for impairment on fixed assets	**152**	**20**	–	**(13)**	**(13)**	**159**
Provision for impairment on intangible assets	**3**	–	–	–	–	**3**
Provision for impairment on other assets	**529**	**296**	**(23)**	**(351)**	**(374)**	**451**
Total	**3,906**	**566**	**(277)**	**(2,574)**	**(2,851)**	**1,621**

	For the year ended December 31, 2006					
			Reversal during the period			
Item	Balance as at January 1, 2006	Addition during the year	Write-back	Write-off	Total	Balance as at December 31, 2006
Provision for bad debts	168	428	–	(10)	(10)	586
Provision for impairment on long-term equity investments	80	86	–	(12)	(12)	154
Loan loss provision	94	2,531	–	(194)	(194)	2,431
Provision for impairment on investment properties	203	–	–	(152)	(152)	51
Provision for impairment on fixed assets	146	30	–	(24)	(24)	152
Provision for impairment on intangible assets	3	–	–	–	–	3
Provision for impairment on other assets	88	487	(1)	(45)	(46)	529
Total	782	3,562	(1)	(437)	(438)	3,906

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

24. Short-term borrowings

	December 31, 2007	December 31, 2006
Credit borrowings	**3,719**	527

The annual interest rate of the above borrowings is 5.22%-6.57%.

25. Due to banks and other financial institutions

	December 31, 2007	December 31, 2006
Amounts due to banks	**2,470**	1,984
Amounts due to other financial institutions	**5,062**	1,481
Total	**7,532**	3,465

Due to banks and other financial institutions are all placed domestically.

26. Guarantee deposits

	December 31, 2007	December 31, 2006
Guaranteed deposits for acceptances	**3,517**	3,712
Guaranteed deposits	**656**	891
Guaranteed deposits for letter of guarantee	**531**	474
Guaranteed deposits for letter of credit	**254**	259
Others	**440**	149
Total	**5,398**	5,485

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

27. Placements from banks and other financial institutions

	December 31, 2007	December 31, 2006
From banks	**175**	992

28. Financial assets sold under agreements to repurchase

	December 31, 2007	December 31, 2006
Notes	**1,676**	–
Securities	**12,304**	12,478
Loans	–	2,095
Total	**13,980**	14,573

As at December 31, 2007, loans and advances to customers amounting to RMB1,676 million (December 31, 2006: RMB2,231 million) and bonds investments amounting to RMB12,468 million (December 31, 2006: RMB12,478 million) were used as collateral for the financial assets sold under agreements to repurchase. As at the date of approval of the financial statements, financial assets sold under agreements to repurchase have already been redeemed.

29. Customer bank deposits

	December 31, 2007	December 31, 2006
Current deposits		
Corporate client	**31,165**	37,601
Individual client	**5,879**	5,672
Term deposits (including call deposits)		
Corporate client	**30,253**	17,454
Individual client	**4,305**	5,749
Outward remittance and drafts and telegraphic transfers payable	**531**	249
Total	**72,133**	66,725

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

30. Customer brokerage deposits

	December 31, 2007	December 31, 2006
Individual client	**9,259**	3,423
Corporate client	**5,135**	327
Total	**14,394**	3,750

31. Premiums received in advance

As at the balance sheet date, there is no balance of this account due to shareholders who individually hold no less than 5% of the company's voting share capital, or no significant amount with the aging of more than one year.

32. Due to reinsurers

Aging	**December 31, 2007**	December 31, 2006
Within 9 months (including 9 months)	**2,188**	625
More than 9 months	**228**	121
Total	**2,416**	746

There is no balance of this account due to shareholders who individually hold no less than 5% of the company's voting share capital.

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

33. Salary and welfare payable

Details of salary and welfare payable of the Group are as follows:

	For the year ended December 31, 2007			
	Beginning of year	Accruals	Payments	End of year
Salary, bonus, and allowance and staff welfare	904	5,719	(4,974)	1,649
Social insurance	3	849	(818)	34
Labor union fund and employee education fund	117	279	(108)	288
Compensation on termination of contracts	–	19	(1)	18
Cash-settled shares-based payments	1,109	2,127	(493)	2,743
Total	2,133	8,993	(6,394)	4,732

34. Taxes payable

	December 31, 2007	December 31, 2006
Corporate income tax	**925**	691
Business tax	**581**	319
City maintenance and construction tax	**17**	14
Others	**384**	142
Total	**1,907**	1,166

In accordance with "Notice on Tianan Insurance Co, Ltd. and other insurance companies' payment of enterprise income tax" (Guoshuihan [2004] No. 1040) and "Notice on Xiangcai Securities Co., Ltd. and other securities companies' payment of enterprise income tax" (Guoshuihan [2004] No. 1069), which were issued by the State Administration of Taxation, from 2004, the branches of Ping An Property and Casualty, Ping An Life and Ping An Securities shall file and pay the enterprise income tax in Shenzhen, where the head office lies, without processing the CIT pay-in-advance procedure temporarily. When filing and paying the corporate income tax, Ping An Property and Casualty, Ping An Life and Ping An Securities should account for their businesses in Shenzhen Special Economic Zone and outside Shenzhen Special Economic Zone separately, and pay corporate income tax in accordance with tax rate respectively.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

35. Claims Payable

Claims payable is calculated without interests attached, and usually will be settled within 12 months.

As at the balance sheet date, there is no balance of this account due to shareholders who individually hold not less than 5% of the company's voting share capital or no significant amount with the aging of more than one year.

36. Policyholder dividends payable

As at the balance sheet date, there is no balance of this account due to shareholders who individually hold not less than 5% of the company's voting share capital or no significant amount with the aging of more than one year.

37. Policyholder deposits and investments

	December 31, 2007	December 31, 2006
Within 1 year (including 1 year)	**230**	58
More than 1 year	**5,057**	3,991
Total	**5,287**	4,049

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

38. Insurance contract reserves

	For the year ended December 31, 2007					
			Reduction during current year			
	Beginning of year	Addition	Claim payments	Terminated prior to their expiration dates	Others	End of year
Unearned premium reserves						
Direct contracts	12,927	26,218	–	–	(23,449)	15,696
Reinsurance contracts	10	85	–	–	(61)	34
Outstanding claim reserves						
Direct contracts	6,465	14,073	(12,736)	–	(200)	7,602
Reinsurance contracts	15	40	(12)	–	–	43
Policyholders' reserves for life insurance						
Direct contracts	248,574	102,424	(13,271)	(13,416)	(3,952)	320,359
Long-term reserves for health insurance						
Direct contracts	30,694	10,807	(1,166)	(674)	(2,448)	37,213
Total	298,685	153,647	(27,185)	(14,090)	(30,110)	380,947

Due terms of insurance contract reserves are as follows:

	December 31, 2007		December 31, 2006	
	Within one year (including one year)	More than one year	Within one year (including one year)	More than one year
Unearned premium reserves				
Direct contracts	12,133	3,563	9,660	3,267
Reinsurance contracts	6	28	7	3
Claim reserves				
Direct contracts	6,077	1,525	5,158	1,307
Reinsurance contracts	34	9	12	3
Policyholders' reserves for life insurance				
Direct contracts	13,962	306,397	11,495	237,079
long-term reserves for health insurance				
Direct contracts	763	36,450	613	30,081
Total	32,975	347,972	26,945	271,740

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

38. Insurance contract reserves *(Continued)*

Details of claim reserves of direct insurance contracts of the Group are as follows:

	December 31, 2007	December 31, 2006
Incurred and reported claim reserves	**5,522**	3,222
Incurred but not reported claim reserves	**1,549**	2,785
Claim expense reserve	**531**	458
Total	**7,602**	6,465

39. Long-term borrowings

Lenders	Loan Conditions	Interest Rate	Due Date	Closing balance	Opening balance
Shenzhen Development Bank	Pledge	6.24%	2022	686	–
Industrial Bank Co. Ltd and Hangseng Bank	Pledge	7.05%	2016	771	–
Ping An Trust & Investment Co. Ltd. Wal-Mart loan in trust	Pledge	6.60%	2008	155	155
Industrial and Commercial Bank of China	Collateral	5.76%	2018	1,606	–
Total				3,218	155

As at the balance sheet date, long-term borrowings due within one year are RMB155 million (December 31, 2006: Nil).

For details of the above borrowings' pledges and collateral, please refer to Notes VI 18 and 20.

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

40. Other liabilities

	December 31, 2007	December 31, 2006
Insurance guarantee fund	**126**	82
Dividend payable	**86**	81
Payables to external parties	**1,633**	255
Withholding payables	**341**	117
Rental income received in advance	**57**	60
Payables to employees	**266**	57
Others	**1,702**	1,319
Total	**4,211**	1,971

41. Share capital

The registered and paid-up share capital of the Company is RMB 7,345,053,334 (with a par value of RMB1 per share). Details of share capital are as follows:

	Beginning of year		**Issue of**	**End of year**	
(In millions)	**No. of shares**	**Percentage holding**	**new shares in year**	**No. of shares**	**Percentage holding**
Shares subject to trading moratorium:					
State-owned shares	589	9.51%	–	589	8.02%
State-owned legal-person shares	367	5.93%	–	367	5.00%
Domestic non state-owned legal-person shares	2,680	43.26%	345	3,025	41.19%
Sub-total	3,636	58.70%	345	3,981	54.21%
Shares not subject to trading moratorium:					
A-shares	–	–	805	805	10.96%
H-shares	2,559	41.30%	–	2,559	34.83%
Subtotal	2,559	41.30%	805	3,364	45.79%
Total	6,195	100.00%	1,150	7,345	100.00%

The increase in share capital of current year was due to initial public offerings of 1.15 billion RMB ordinary shares (A-shares) issued in February, 2007. The registered share capital mentioned above has been verified by Ernst & Young Hua Ming with a capital verification report numbered Ernst & Young Hua Ming (2007) Yan Zi No. 60468101-01.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

42. Capital reserves

	Share premium(1)	Fair value changes	Other capital reserves(2)	Total
As at January 1, 2007	**14,835**	**8,100**	**311**	**23,246**
Net gains from changes in fair value of available-for-sale financial assets	–	**17,323**	–	**17,323**
Policyholders' reserves related to changes in fair value of available-for-sale financial assets(3)	–	**(2,104)**	–	**(2,104)**
Related tax effect of items recognized directly in equity	–	**(3,426)**	–	**(3,426)**
Premium of Initial Public Offering(4)	**37,072**	–	–	**37,072**
As at December 31, 2007	**51,907**	**19,893**	**311**	**72,111**

	Share premium(1)	Fair value changes	Others(2)	Total
As at January 1, 2006	14,835	643	311	15,789
Net gains from changes in fair value of available-for-sale financial assets	–	12,254	–	12,254
Policyholders' reserves related to changes in fair value of available-for-sale financial assets(3)	–	(3,481)	–	(3,481)
Related tax effect of items recognized directly in equity	–	(1,316)	–	(1,316)
As at December 31, 2007	14,835	8,100	311	23,246

(1) The share premium was due to the initial public offering of A shares and H shares.

(2) The Company arranged a revaluation of its life insurance and property and casualty insurance business prior to its asset contributions into Ping An Life and Ping An Property & Casualty. In accordance with asset valuation reports Zhonghuapingbaozi [2002] No. 039 and [2002] No. 038 issued by China Consultants of Accounting and Financial Management Co., Ltd., the net valuation surplus amounted to RMB311 million.

(3) According to Experts' Opinions on Implementation of Accounting Standards for Business Enterprises Issued by the Ministry of Finance on February 1, 2007, for change in fair value of available-for-sale financial assets included in participating insurance accounts and universal life insurance accounts, the Group adopts reasonable method to recognize amount attributable to policyholders as liabilities and to shareholders as capital reserves.

(4) As stated in Note VI. 41, the Company initially publicly offered 1.15 billion RMB ordinary shares (A-shares) in February 2007. Issue price was RMB33.80 per share, and total fund raised was RMB38,870 million. Deducted for underwriting costs RMB648 million, the fund raised was RMB 38,222 million. The share premium in excess of the registered capital amounting to RMB37,072 million was recorded to capital reserves.

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

43. Surplus reserves

	Opening balance	Addition	Deduction	Closing balance
Statutory surplus reserve	3,096	1,509	–	4,605
Discretionary surplus reserve	3,024	–	–	3,024
Total	6,120	1,509	–	7,629

According to the Company Law and the Company's Articles of Association, 10% of the company's net profit was allocated to statutory reserve. No further provision for the statutory surplus reserve is required when its balance reaches 50% of the registered share capital. Subject to resolutions approved in the shareholders' meeting, the statutory surplus reserve can offset losses in prior years and can be converted to share capital which is delivered to shareholders in proportion to their shareholding. The balance of the statutory surplus reserve fund after such conversion to share capital should not be less than 25% of the registered share capital.

The Company can allocate discretionary surplus reserve fund can be allocated when the statutory surplus reserve fund is allocated. Once approved, the discretionary surplus reserve can be used to offset the losses in prior years.

44. General risk provision

In accordance with relevant regulations of the PRC, insurance companies, banking companies, trust companies, securities companies and futures companies need to set aside general risk provisions to provide for major catastrophes or losses. The Group's subsidiaries, in accordance with the relevant regulations of the PRC, individually provided for general risk provisions in their annual financial statements based on their current year profit or risk based assets as profit appropriation. The above mentioned general risk provisions cannot be used for dividends or appropriation to capital.

45. Retained profits

According to the Article of the Company and other relevant provisions, the company's profits distributable shareholders are the lower of the amount stated in financial statements prepared in accordance with International Financial Reporting Standards and that with PRC Accounting standards

According to the resolution passed on the company's extraordinary general meeting on November 13, 2006, both of the Company's current and new shareholders listed on the registrar of the Company are entitled to share the Company's accumulated undistributed profit based on proportion to their shareholding upon completion of initial public offering of A-shares.

For the impact of the first-time adoption of the Enterprise Accounting Standards on Retained profits at the beginning of the year, please refer to Note III 40 in the financial statements.

Pursuant to the Articles of the Company and relevant regulations and relevant provisions of China, the Company makes appropriations from net profit according to the following order:

(1) To offset accumulated losses brought forward from prior years;

(2) To allocate 10% of profit after tax, after offsetting accumulated losses, to statutory surplus reserve;

(3) To provide for discretionary surplus reserve in accordance with the resolutions of the shareholders' meeting. The usage of the discretionary surplus reserve is determined in accordance with the articles of the Company or the resolutions of the shareholders' meeting;

(4) To distribute dividends to shareholders.

Pursuant to the resolution of the Board of the Directors on March 19, 2008, in the 2007 distribution scheme, 10% of net profit stated in PRC GAAP was allocated to statutory surplus reserve. The company proposed a final dividend of RMB0.50 per share totaling RMB3,673 million (2006: final dividend of RMB0.22 per share totalling RMB1,616 million).

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

46. Minority interests

	December 31, 2007	December 31, 2006
Ping An life	**294**	190
Ping An Property and Casualty	**51**	32
Ping An Securities	**511**	275
Shenzhen Ping An bank	**659**	585
Ping An Bank	**-**	186
Portfield	**154**	-
Others	**315**	98
Total	**1,984**	1,366

47. Premium income

(1) Details of premium by insurance contracts of the Group are as follows:

	2007	2006
Direct insurance contract	**100,860**	85,377
Reinsurance contracts	**85**	28
Total	**100,945**	85,405

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

47. Premium income *(Continued)*

(2) Details of premium income by products of the Group are as follows:

	2007	2006
Life insurance		
Individual		
Single premium income	**1,861**	1,901
First year regular premium income	**14,623**	10,447
Renewal premium income	**47,826**	42,960
Sub-total	**64,310**	55,308
Bancassurance		
Single premium income	**6,901**	5,930
First year regular premium income	**82**	66
Renewal premium income	**280**	248
Sub-total	**7,263**	6,244
Group insurance		
Single premium income	**7,261**	6,383
Renewal premium income	**445**	476
Sub-total	**7,706**	6,859
Life insurance total	**79,279**	68,411
Property and casualty Insurance		
Motor and third party liability insurance	**15,166**	11,708
Health and accident insurance	**1,135**	842
Others	**5,365**	4,444
Sub-total of Property and casualty Insurance	**21,666**	16,994
Total	**100,945**	85,405

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

48. Unearned premium reserves

	2007	2006
Direct contracts	**2,601**	2,284
Reinsurance contracts	**14**	5
Total	**2,615**	2,289

49. Net interest income from banking operations

	2007	2006
Interest income from banking operations		
Due from banks and other financial institutions	**90**	36
Placements with central bank	**163**	5
Placements with banks and other financial institutions	**221**	17
Loans and advances to customers	**3,200**	132
Including: Individual loans	**1,015**	33
Corporate loans	**1,720**	82
Discounted bills	**465**	17
Financial assets purchased under agreements to resell	**335**	2
Bond investments	**1,305**	–
Including: Interest income from impaired financial assets	**24**	–
Total	**5,314**	192
Interest expense of banking operations		
Due to banks and other financial institutions	**192**	33
Placements with banks and other financial institutions	**131**	–
Due to customers	**1,228**	47
Financial assets sold under agreements to repurchase	**14**	–
Total	**1,565**	80
Net interest income from banking operations	**3,749**	112

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

50. Net income from fees and commission

	2007	2006
Fees and commission income		
Commission income from securities underwriting business	**290**	82
Commission income from securities trading	**1,556**	349
Management fee income from management of trust products	**511**	83
Handling fee income from clearing and settlement business	**12**	–
Commission income from custodian services	**65**	43
Others	**182**	100
Total	**2,616**	657
Fees and commission expenses		
Commission expenses for securities trading	**165**	29
Other commission expenses	**405**	63
Total	**570**	92
Net fees and commission	**2,046**	565

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

51. Investment income

	For the year ended in 2007	For the year ended in 2006
Interest income		
Bonds		
Held-to-maturity	**5,064**	4,836
Available-for-sale	**2,592**	1,717
At fair value through profit or loss	**579**	225
Term deposits		
Loans and receivables	**2,482**	3,169
Others		
Loans and receivables	**300**	94
Dividend income		
Funds		
Available-for-sale	**3,653**	1,625
At fair value through profit or loss	**5,478**	1,683
Stocks		
Available-for-sale	**251**	237
At fair value through profit or loss	**72**	115
Realized gains		
Bonds		
Available-for-sale	**(1,538)**	103
At fair value through profit or loss	**88**	224
Funds		
Available-for-sale	**4,915**	2,063
At fair value through profit or loss	**5,840**	2,505
Stocks		
Available-for-sale	**17,506**	860
At fair value through profit or loss	**10,899**	1,770
Derivative financial instruments	**494**	237
Others	**(294)**	–
Share of profits and losses of associates	**4**	–
Interests expenses for financial assets sold under agreements to repurchase and placements with banks	**(1,435)**	(171)
Total	**56,950**	21,292

As at the balance sheet date, there is no significant restriction for the Group to receive the investment income.

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

52. Gains from changes in fair value

	2007	2006
Held-for-trading financial instruments		
Bonds	**(348)**	61
Funds	**4,232**	4,002
Stocks	**3,078**	2,496
Destined at fair value through profit or loss	**(317)**	228
Derivative financial instruments	**240**	108
Total	**6,885**	6,895

53. Operating income

	2007	2006
Total operating income amount of top 5 customers	**955**	870
Percentage of total operating income	**0.58%**	0.81%

54. Claims paid

(1) Details of claims by insurance contracts of the Group are as follows:

	2007	2006
Direct insurance contracts	**26,986**	18,072
Reinsurance contracts	**12**	9
Total	**26,998**	18,081

(2) Details of claims paid by types of payments of the Group are as follows:

	2007	2006
Claims	**13,137**	10,909
Payments on maturities	**9,327**	3,167
Payments on annuities	**2,894**	2,923
Payments on death and medical claims	**1,640**	1,082
Total	**26,998**	18,081

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

55. Change in insurance contract reserves

(1) Details of change in insurance contract reserves by insurance contracts of the Group are as follows:

	2007	2006
Changes in claim reserves		
Direct insurance contracts	**1,337**	645
Reinsurance contracts	**28**	6
Changes in policyholders' reserves for life insurance		
Direct insurance contracts	**69,661**	49,821
Changes in long-term reserves for health insurance		
Direct insurance contracts	**6,519**	5,688
Total	**77,545**	56,160

(2) Details of changes in outstanding claim reserve of direct insurance contracts by type are as follows:

	2007	2006
Incurred and reported claim reserve	**2,367**	(134)
Incurred but not reported claim reserve	**(1,103)**	748
Loss adjustment expense reserves	**73**	31
Total	**1,337**	645

56. Reinsurers' share of insurance contract reserves

	2007	2006
Reinsurers' share of claim reserves	**580**	29
Reinsurers' share of policyholders reserve	**6**	–
Reinsurers' share of long-term reserves for health insurance	**6**	–
Total	**592**	29

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

57. Business tax and surcharges

	2007	2006
Business Tax	**3,429**	1,503
City maintenance and construction tax	**107**	75
Education surcharges	**120**	59
Total	**3,656**	1,637

Please refer to Note IV Taxation for the calculation criteria of business tax.

58. Insurance related handling charges and commission

	2007	2006
Handling fee for insurance business	**2,247**	1,832
Commission expense for insurance business	**8,591**	6,242
Total	**10,838**	8,074

59. General and administrative expenses

General and administrative expenses of the Group include the following expenses:

	2007	2006
Salaries and welfare	**7,865**	4,704
Social insurance	**849**	417
Depreciation of fixed assets	**476**	341
Amortization of intangible assets	**109**	78
Auditors' remuneration		
– Annual and interim review and audit	**23**	14

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

60. Impairment losses

	2007	2006
Bad debt for receivables	**93**	(50)
Impairment losses for long-term equity investment	**(11)**	4
Impairment losses for loans	**(118)**	3
Impairment losses for investment properties	**10**	(111)
Impairment losses for fixed assets	**20**	21
Impairment losses for other assets	**295**	138
Total	**289**	5

61. Non-operating income

	2007	2006
Gains from disposal of non-current assets	**402**	50
Others	**167**	37
Total	**569**	87

According to the creditor assets transferring contract signed between the Company's subsidiary Shenzhen Ping An Bank (then named Shenzhen Commercial Bank Co., Ltd.) and China Cinda Asset Management Company on May 15, 2007, Shenzhen Ping An Bank transferred non-performing loans to China Cinda Asset Management Company, hence recognized RMB267 million gain in non-operating income.

62. Non-operating expenses

	2007	2006
Loss from disposal of non-current assets	**5**	11
Others	**248**	51
Total	**253**	62

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

63. Income tax

	2007	2006
Current income tax	**1,488**	346
Deferred income tax	**414**	(106)
Total	**1,902**	240

The relationship between income tax and accounting profit of the Group is as follows:

	2007	2006
Profit before tax	**17,483**	7,736
Tax computed at the main applicable tax rate of 15%	**2,622**	1,160
Tax effect of change in tax rate	**(24)**	-
Tax effect of expenses not deductible in determining taxable income	**712**	531
Tax effect of income not taxable in determining taxable income	**(1,762)**	(1,133)
Tax credit received	**-**	(289)
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the PRC Special Economic Zones	**354**	(29)
Total	**1,902**	240

The Group's corporate income tax is calculated based on the understanding of current tax laws and the estimated taxable income earned in China using the applicable tax rate. For tax items involving taxable income generated from abroad , they are calculated using the applicable tax rate in accordance with the current effective laws, explanatory notices and practices of the jurisdiction where the Group's foreign operation are located.

The Group's tax position is subject to assessment and inspection of the tax authorities.

On March 16, 2007, the National People's Congress approved the PRC Corporate Income Tax Law (the "New CIT Law") which was effective from January 1, 2008. Under the New CIT Law, corporate income tax rate for domestic companies will decrease from 33% to 25% from January 1, 2008. Besides, in accordance with "Notice about implementation of Enterprise income tax transitional preferential policy" (Guofa [2007] No. 39) issued by the state council, for those enterprises benefiting from lower preferential tax rates (e.g. 15%), such preferential rates will be gradually phased out by increasing them over the next five years.

64. Earnings per share

The basic earnings per share is calculated by dividing the Company's net profit attributable to ordinary shareholders by the weighted average number of outstanding shares. The detailed calculation is as follows:

	2007	2006
Net profit attributable to ordinary shareholders for current year	**15,086**	7,342
Weighted average number of outstanding shares of the Company	**7,153**	6,195
Basic Earnings per share	**2.11**	1.19

The Company has no potential dilutive ordinary shares, hence no diluted earnings per share is calculated.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

65. Shares payment

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group to participate virtual option scheme. The rights to the units are issued from 2004 to 2008. No shares will be issued under this scheme. The rights are granted in units with each unit representing one H share of the Company. Upon exercise of the rights, the participants will receive cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised multiplied by the difference between the exercise price and market price of an H share at the time of exercise.

The expense recognized for employee services during the year is RMB2,127 million. (2006: RMB1,019 million).

The amount of issued SARs units by the Group during the period is as follows:

(Unit: Million)	**2007**	2006
Beginning of the year	**74**	58
Granted during the year	–	16
Exercised during the year	**(13)**	–
Recovered due to head count change	**(5)**	–
End of the year	**56**	74

The Group use Black-Scholes Option Pricing Model to estimate the fair value of options. The following table lists the inputs to the model used for the year.

	December 31, 2007	December 31, 2006
Risk-free interest rate (%)	**2.6%**	1.5%
Expected dividend yield (%)	**1.0%**	1.0%
Expected volatility (%)	**36.1%**	31.0%
Expected residual life (year)	**1-2**	1-3

The services received and corresponding liabilities to pay for those services are recognized over the expected vesting period. Until the liability is settled, it is re-measured at each balance date and settlement date, with changes in fair value recognized in the income statement. The carrying amount of the liability relating to the share appreciation rights as at December 31, 2007 is RMB2,743 million (December 31, 2006: RMB1,109 million).

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

66. Investment-linked insurance

(1) Investment accounts for investment-linked insurance.

Investment-linked insurance products of the Group include Ping An Century Wealth Builder Investment-linked Insurance, Ping An Group Pension Investment-linked Insurance, Ping An Jufuniannian Investment-linked Insurance and Ping An Jufububugao Investment-linked Insurance. The Group has established nine separate accounts for the above investment-linked products: the Ping An Developed Portfolio (the "Development portfolio"), the Ping An Guaranteed Portfolio (the "Guaranteed portfolio"), the Ping An Fund Portfolio (the "Fund portfolio"), the Ping An Value Portfolio (the "Value portfolio"), the Ping An Conservative Portfolio (the "Conservative portfolio"), the Ping An Balanced Portfolio (the "Balanced portfolio"), the Ping An Growth Portfolio (the "Growth portfolio"), the Ping An Equity Portfolio (the "Equity portfolio"), the Ping An Money Market Portfolio (the "Money Market portfolio"). The above accounts are established in accordance with the terms in the policies, "Provisional Measures on Management of Investment-linked Insurance" and other regulations issued by CIRC, and approved by CIRC. The above accounts invest in bank deposits, placements with banks, security investment funds, bonds, stocks and other financial instruments permitted by the CIRC.

(2) Number of units and net asset value for each investment unit of investment-linked insurance accounts as at the last valuation date of 2007 and 2006.

		December 27, 2007		December 28, 2006	
	Launch date	**Number of unit**	**Net asset value per each investment unit**	Number of unit	Net asset value per each investment unit
Development portfolio	10/23/2000	**6,585**	**2.7891**	6,420	1.8333
Guaranteed portfolio	4/30/2001	**214**	**1.2428**	221	1.2007
Fund portfolio	4/30/2001	**3,155**	**3.5896**	2,715	1.8591
Value portfolio	9/4/2003	**2,089**	**1.5746**	2,014	1.2403
Conservative portfolio	3/31/2001	**2,124**	**1.6725**	2,316	1.3099
Balanced portfolio	3/31/2001	**119**	**2.8787**	114	1.7452
Growth portfolio	3/31/2001	**143**	**4.0649**	232	2.1309
Equity portfolio	9/13/2007	**787**	**1.0294**	N/A	N/A
Money Market portfolio	12/17/2007	**1**	**1.0071**	N/A	N/A

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

66. Investment-linked insurance *(Continued)*

(3) Separate account (investment-linked) assets and liabilities

	December 31, 2007	December 31, 2006
Separate account (investment-linked) assets:		
Cash at bank	**2,101**	1,002
Held-for-trading financial assets	**27,644**	17,180
Financial assets purchased under agreements to resell	**–**	300
Interest receivables	**225**	41
Term deposit	**9,383**	6,309
Other assets	**141**	100
Total	**39,494**	24,932
Separate account (investment-linked) liabilities:		
Assets sold under agreements to repurchase	**424**	1,137
Unit reserves	**38,622**	23,587
Other payables	**448**	208
Total	**39,494**	24,932

(4) Management fees of investment-linked insurance

Investment-linked account management fees are the management fees charged by the Group from policyholders in accordance with the terms of the investment-linked insurance policies. For Development portfolio, Guaranteed portfolio, Fund portfolio and Value portfolio, the management fees are collected on every valuation day capped at 0.2% of the highest value of the account's asset per month and 2% per annum. For Conservative portfolio, Balanced portfolio and Growth portfolio, the administrative fees and investment management fees are collected on every valuation day with both capped at 1.5% per annum, of the account's assets. For Equity portfolio, the Company charges management fees every valuation day for 1.2% per annum of the account net assets. For Money Market portfolio, the management fees are collected on every valuation day capped at 1% per annum of the account assets.

(5) Main accounting policies of investment-linked insurance

Ping An Century Wealth Builder Investment-linked Insurance, Ping An Jufuniannian Investment-linked Insurance and Ping An Jufububugao Investment-linked Insurance, which undertake both insurance risk and other risks, are regarded as original insurance contracts with no separation between the insurance risk and other risks and are accounted for as original insurance contracts. Ping An Group Pension Investment-linked Insurance, which does not undertake any insurance risk, are regarded as investment contracts, and are accounted for as financial instruments.

(6) Valuation method of investment-linked insurance account

Assets related to investment-linked contracts are carried at fair value. Marketable securities excluding open ended funds are valued using the closing price at the valuation date or the most recent closing price if there are no transactions of the securities on the valuation date. Open ended funds are valued using the published net asset value. Equity investment funds within the insurance period are valued at cost. Inter-bank bonds are valued using valuation methods.

As at December 31, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

67. Notes to consolidated cash flow statement

(1) Reconciliation of the net profit to cash flows from operating activities

	December 31, 2007	December 31, 2006
Net profit	**15,581**	7,496
Add: Provisions for impairment losses	**289**	5
Depreciation of investment properties	**127**	67
Depreciation of fixed assets	**476**	341
Amortization of intangible assets	**109**	78
Amortization of long-term deferred expenses	**155**	19
Losses/(gains) from disposal of fixed assets, intangible assets and other long-term assets	**(212)**	(25)
Losses/(gains) from disposal of investment properties	**-**	(20)
Losses/(gains) from fair value changes	**(6,885)**	(6,895)
Investment income	**(58,254)**	(21,292)
Foreign exchange losses	**501**	463
Provision for insurance contract reserves	**79,568**	58,420
Increase in deferred tax liabilities, net	**414**	2,378
Increase in operating receivables	**(26,114)**	(12,255)
Increase in operating payables	**20,678**	16,965
Net cash flows from operation activities	**26,433**	45,745

(2) Net increase in cash and cash equivalents

	December 31, 2007	December 31, 2006
Cash at end of year	**46,301**	34,007
Less: Cash at beginning of year	**(34,007)**	(8,411)
Add: Cash equivalents at end of year	**49,995**	9,644
Less: Cash equivalents at beginning of year	**(9,644)**	(8,367)
Net increase in cash and cash equivalents	**52,645**	26,873

(3) For detailed information for the Group's acquired subsidiaries, please refer to Note V.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

67. Notes to consolidated cash flow statement *(Continued)*

(4) Significant amount in cash received from other operating activities

	2007	2006
Cash inflow from disposal of settled assets	**573**	–

(5) Significant amount in cash paid in other operating activities

	2007	2006
Cash outflow for surrenders	**13,333**	8,617

(6) Significant amount in cash received from other financing activities

	2007	2006
Cash inflow from securities sold under agreements to repurchase	–	6,554

(7) Significant amount in cash paid for other financing activities

	2007	2006
Cash outflow for securities sold under agreement to repurchase	**593**	–

(8) Cash and cash equivalents

	December 31, 2007	December 31, 2006
Cash		
Cash on hand	**382**	347
Cash at bank readily available for payments	**38,856**	28,729
Other monetary funds readily available for payments	**539**	61
Balance with central bank available for payment	**4,969**	1,927
Balances with clearing companies	**668**	93
Balances with other financial institutions	**833**	2,531
Placements with other financial institutions	**54**	319
Subtotal	**46,301**	34,007
Cash equivalents		
Bonds within 3 months	**7,620**	437
Money market fund	**13,245**	2,476
Assets purchased under agreements to resell due within 3 months	**29,130**	6,731
Subtotal	**49,995**	9,644
Cash and cash equivalents at the end of year	**96,296**	43,651

As at December 31, 2007
(in RMB million)

VII. SEGMENT REPORT

The Group's business segment is divided into five business segments: life insurance business, property and casualty insurance business, banking business, security business, corporate business and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for this year are mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

	For the year ended December 31, 2007							
	Life Insurance	Property and Casualty Insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Premium income	79,279	21,666	-	-	-	-	-	100,945
Less: Premiums ceded to reinsurers	(710)	(3,588)	-	-	-	-	-	(4,298)
Change in unearned premium reserves	(332)	(2,283)	-	-	-	-	-	(2,615)
Earned premiums	78,237	15,795	-	-	-	-	-	94,032
Net interest income from banking operations	-	-	3,478	-	-	-	271	3,749
Including: inter-segmental interest income of banking operations	-	-	(271)	-	-	-	-	(271)
Net income from fees and commission	160	-	112	1,671	-	441	(338)	2,046
Including: Inter-segmental handling fees and commission income, net	153	-	-	13	-	172	-	338
Investment income	48,631	2,490	65	1,008	3,782	974	-	56,950
Gains from changes in fair value	6,395	(45)	(60)	146	324	125	-	6,885
Foreign exchange gains/ (losses)	(510)	(10)	35	(4)	(4)	(8)	-	(501)
Other operating income	1,269	118	7	374	346	435	(506)	2,043
Including: Inter-segmental other operating income	12	1	-	108	254	131	-	506
Total operating income	134,182	18,348	3,637	3,195	4,448	1,967	(573)	165,204

VII. SEGMENT REPORT *(Continued)*

	For the year ended December 31, 2007							
	Life Insurance	Property and Casualty Insurance	Banking	Securities	Corporate	Others	Elimination	Total
Surrenders	(13,333)	-	-	-	-	-	-	(13,333)
Claims paid	(16,083)	(10,915)	-	-	-	-	-	(26,998)
Less: Reinsurers' share of claim paid	530	1,913	-	-	-	-	-	2,443
Change in insurance contract reserves	(76,306)	(1,239)	-	-	-	-	-	(77,545)
Less: Reinsurers' share of insurance contract reserves	2	590	-	-	-	-	-	592
Policyholder dividends	(3,514)	-	-	-	-	-	-	(3,514)
Expenses for reinsurance accepted	-	(16)	-	-	-	-	-	(16)
Business tax and surcharges	(1,808)	(1,278)	(179)	(160)	(142)	(89)	-	(3,656)
Insurance-related handling charge and commission	(9,004)	(1,987)	-	-	-	-	153	(10,838)
General and administrative expenses	(7,109)	(4,093)	(1,490)	(1,142)	(1,414)	(519)	302	(15,465)
Including: Inter-segmental general and administrative expenses	(256)	(19)	(2)	-	(23)	(2)	-	(302)
Less: Reinsurers' share of expenses	175	992	-	-	-	-	-	1,167
Other operating expenses	(302)	(16)	(1)	-	-	(297)	31	(585)
Including: Inter-segmental other operating expense	(31)	-	-	-	-	-	-	(31)
Impairment losses	6	(51)	(164)	(3)	-	(77)	-	(289)
Total operating expenses	(126,746)	(16,100)	(1,834)	(1,305)	(1,556)	(982)	486	(148,037)
Operating profit	7,436	2,248	1,803	1,890	2,892	985	(87)	17,167
Add: Non-operating income	101	10	449	1	-	8	-	569
Less: Non-operating expense	(102)	(47)	(99)	(3)	(2)	-	-	(253)
Profit before tax	7,435	2,211	2,153	1,888	2,890	993	(87)	17,483
Less: income taxes	396	(727)	(616)	(396)	(354)	(205)	-	(1,902)
Net profit	7,831	1,484	1,537	1,492	2,536	788	(87)	15,581

	December 31, 2007							
	Life Insurance	Property and Casualty Insurance	Banking	Securities	Corporate	Others	Elimination	Total
Balance sheet								
Segment assets	420,566	31,091	141,976	23,516	55,368	21,155	(42,568)	651,104
Segment liabilities	390,247	25,493	135,351	19,786	1,924	11,566	(42,481)	541,886

	For the year ended December 31, 2007							
	Life Insurance	Property and Casualty Insurance	Banking	Securities	Corporate	Others	Elimination	Total
Other segment information								
Depreciation and amortization expense	483	159	81	26	24	94	-	867
Capital expenditure	3,678	260	230	80	64	581	-	4,893
Asset impairment losses	(6)	51	164	3	-	77	-	289
Non-cash expenses other than depreciation and amortization	-	-	-	-	-	-	-	-

As at December 31, 2007
(in RMB million)

VII. SEGMENT REPORT *(Continued)*

	For the year ended December 31, 2006							
	Life Insurance	Property and Casualty Insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Premiums income	68,411	16,994	-	-	-	-	-	85,405
Less: Premiums ceded to reinsurers	(631)	(3,640)	-	-	-	-	-	(4,271)
Change in unearned premium reserves	(161)	(2,128)	-	-	-	-	-	(2,289)
Earned premiums	67,619	11,226	-	-	-	-	-	78,845
Net interest income of banking operations	-	-	112	-	-	-	-	112
Including: Inter-segmental Interest income of banking operations	-	-	-	-	-	-	-	-
Net income from fees and commission	41	-	7	462	-	150	(95)	565
Including: Inter-segmental handling fees and commission income, net	22	-	-	41	-	32	-	95
Investment income	19,351	615	47	260	907	123	(11)	21,292
Gains from changes in fair value	6,277	65	(3)	76	414	66	-	6,895
Foreign exchange gains/(losses)	(413)	(16)	(1)	(2)	(27)	(4)	-	(463)
Other operating income	373	42	5	470	54	265	(536)	673
Including: Inter-segmental other operating income	53	1	-	433	-	49	-	536
Total operating income	93,248	11,932	167	1,266	1,348	600	(642)	107,919
Surrenders	(8,617)	-	-	-	-	-	-	(8,617)
Claims paid	(9,504)	(8,577)	-	-	-	-	-	(18,081)
Less: Reinsurers' share of claim paid	544	1,902	-	-	-	-	-	2,446
Change in insurance contract reserves	(55,629)	(531)	-	-	-	-	-	(56,160)
Less: Reinsurers' share of insurance contract reserves	(5)	34	-	-	-	-	-	29
Policyholder dividends	(1,487)	-	-	-	-	-	-	(1,487)
Expenses for reinsurance accepted	-	(4)	-	-	-	-	-	(4)
Business tax and surcharges	(589)	(928)	(9)	(64)	(24)	(23)	-	(1,637)
Insurance-related handling charge and commission	(6,559)	(1,568)	-	-	-	-	53	(8,074)
General and administrative expenses	(5,871)	(2,958)	(72)	(469)	(891)	(293)	546	(10,008)
Including: Inter-segmental general and administrative expenses	(508)	(5)	-	(1)	(6)	(26)	-	(546)
Less: Reinsurers' share of expenses	277	1,271	-	-	-	-	-	1,548
Other operating expenses	(139)	(9)	-	-	-	(42)	32	(158)
Including: Inter-segmental other operating expense	(32)	-	-	-	-	-	-	(32)
Impairment losses	111	(71)	(2)	(2)	-	(41)	-	(5)
Total operating expenses	(87,468)	(11,439)	(83)	(535)	(915)	(399)	631	(100,208)
Operating profit	5,780	493	84	731	433	201	(11)	7,711
Add: Non-operating income	21	9	17	9	-	31	-	87
Less: Non-operating expenses	(21)	(16)	(5)	(5)	(3)	(12)	-	(62)
Profit before tax	5,780	486	96	735	430	220	(11)	7,736
Less: income taxes	(109)	96	(25)	(126)	(44)	(32)	-	(240)
Net profit	5,671	582	71	609	386	188	(11)	7,496

VII. SEGMENT REPORT *(Continued)*

	December 31, 2006							
	Life insurance	Property and Casualty Insurance	Banking	Securities	Corporate	Others	Elimination	Total
Balance sheet								
Segment assets	329,906	23,192	85,591	8,914	13,855	6,837	(5,007)	463,288
Segment liabilities	311,040	19,649	79,410	6,866	1,720	2,973	(4,996)	416,662

	For the year ended December 31, 2006							
	Life insurance	Property and Casualty Insurance	Banking	Securities	Corporate	Others	Elimination	Total
Other segment information								
Depreciation and amortization expense	276	134	4	27	14	50	-	505
Capital expenditure	917	270	6	17	48	258	-	1,516
Asset impairment losses	(111)	71	2	1	-	42	-	5
Non-cash expenses other than depreciation and amortization	-	-	-	-	-	-	-	-

VIII. RISK MANAGEMENT

1. Insurance risk

(1) Insurance risk types

The risk under insurance contract is the possibility of occurrence of insured event and uncertainty of the amount and timing of the resulting claim. The principal risk the Group faces under such contracts is that the actual claims and benefit payments exceed the carrying amount of insurance liabilities. This could occur due to any of the following factors:

Occurrence risk – the possibility that the number of insured events will differ from those expected.

Severity risk – the possibility that the cost of the events will differ from those expected.

Development risk – the possibility that changes may occur in the amount of a policyholder's obligation at the end of the contract period.

The variability of risks is improved by diversification of risk of loss to a large portfolio of insurance contracts as a more diversified portfolio is less likely to be affected across the board by change in any subset of the portfolio. The variability of risks is also improved by careful selection and implementation of underwriting strategy and guidelines.

The business of the Group comprises long term life insurance contracts, property and casualty and short term life insurance contracts. For accident insurance contracts, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected. For long-term life contracts, the most significant factor is continued improvement in medical science and social conditions that would increase longevity. For property and casualty insurance contracts, claims are often affected by natural disasters, calamities, terrorist attacks, etc.

These risks currently do not vary significantly in relation to the location of the risk insured by the Group whilst undue concentration by amounts could have an impact on the severity of benefit payments on a portfolio basis.

There would be no significant mitigating terms and conditions that reduce the insured risk accepted for contracts with fixed and guaranteed benefits and fixed future premiums. However, for contracts with discretionary participation features, the participating nature of these contracts results in a significant portion of the insurance risk being shared with the insured party.

Insurance risk is also affected by the policyholders' rights to terminate the contract, pay reduced premiums, refuse to pay premiums or annuity conversion rights etc. Thus, the resultant insurance risk is subject to policyholders' behavior and decisions.

As at December 31, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(2) Concentration of Insurance risk

The Group's concentration of insurance risk is reflected by its major lines of business as analyzed by premium income in Note VI, 47.

(3) Assumption and sensitivity analysis

Long term life insurance contracts

Assumptions
The policyholders' reserves for life insurance and long-term reserves for health insurance are calculated in accordance with related actuarial regulations promulgated by the CIRC, for details please refer to Note III, 25 and Note III, 26. CIRC promulgated strict quantitative regulations on the assumptions for calculation of statutory reserves (including valuation mortality, valuation morbidity and valuation interest rate) which are as follows:

(1) The valuation interest rate should be capped at the lower of:

- The valuation interest rate which is published annually by the CIRC (presently 7.5%); and

- Pre-determined interest rate that is used in determining the premium of the insurance product.

(2) Mortality rates are based on the China Life Insurance Mortality Table (2000-2003).

(3) Morbidity rates are based on pre-determined morbidity rates that are used in determining the premium of the insurance products.

Sensitivity analysis
The Group normally is not allowed to change the above assumptions, so no sensitivity analysis is provided here relating to changes in assumptions.

As stated in Note III, 42, only for those high yield products whose original valuation rates are higher than or equal to 7.5%, the Group can use a more prudent valuation rate in accordance with the actuarial regulations of CIRC, which states that the reserves provided should not be less than the statutory reserve at the end of the accounting year and that the valuation rate should not be higher than the pricing rate or 7.5%. In the current year, the Group decreased the valuation interest rate for the insurance products of higher interest rates from 6.5%-7.5% to 6%-6.5%. This change in accounting estimate reduces the profit before tax by approximately RMB9,698 million for the current year.

Property and casualty and short term life insurance contracts

Assumptions
The principal assumption underlying the estimates is the Group's past claims development experience. This includes assumptions in respect of average claim costs, claims handling costs, claims inflation factors and claim numbers for each accident year. Judgment is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Other key assumptions include delays in settlement etc.

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts (Continued)

Sensitivity analysis

The property and casualty and short term life insurance claim reserves are sensitive to the above key assumptions. The sensitivity of certain variables like legislative change, uncertainty in the estimation process, etc, is not possible to quantify. Furthermore, because of delays that arise between occurrence of a claim and its subsequent notification and eventual settlement, the outstanding claim reserves are not known with certainty at the balance sheet date.

The claim development of the Group's property and casualty business gross of reinsurance is as follows:

	Property and casualty insurance (accident year)					
Item	**2003**	**2004**	**2005**	**2006**	**2007**	**Total**
Estimated cumulative claims as of						
End of current year	5,429	5,955	7,171	9,317	10,700	
1 year later	5,403	5,948	7,172	10,305	–	
2 years later	5,403	5,397	6,953	–	–	
3 years later	5,277	5,259	–	–	–	
4 years later	5,223	–	–	–	–	
Estimated cumulative claims	5,223	5,259	6,953	10,305	10,700	38,440
Cumulative claims paid	(5,142)	(5,127)	(6,588)	(8,352)	(6,526)	(31,735)
Prior year adjustments and unallocated loss adjustment expenses						185
Unpaid claim expenses						6,890

The claim development of the Group's property and casualty business net of reinsurance is as follows:

	Property and casualty insurance (accident year)					
Item	**2003**	**2004**	**2005**	**2006**	**2007**	**Total**
Estimated cumulative claims as of						
End of current year	3,726	4,181	5,266	7,219	8,875	
1 year later	3,687	4,228	5,280	7,362	–	
2 years later	3,705	3,833	5,129	–	–	
3 years later	3,611	3,732	–	–	–	
4 years later	3,574	–	–	–	–	
Estimated cumulative claims	3,574	3,732	5,129	7,362	8,875	28,672
Cumulated claims paid	(3,530)	(3,627)	(4,858)	(6,516)	(5,546)	(24,077)
Prior year adjustments and unallocated loss adjustment expenses						174
Unpaid claim expenses						4,769

As at December 31, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts (Continued)

Sensitivity analysis *(Continued)*

The claim development of the Group's short-term life insurance business gross of reinsurance is as follows:

	Short-term life insurance (accident year)					
Item	**2003**	**2004**	**2005**	**2006**	**2007**	**Total**
Estimated cumulative claims as of						
End of current year	1,376	1,571	1,767	2,039	2,316	
1 year later	1,349	1,577	1,960	1,983	–	
2 years later	1,354	1,582	1,935	–	–	
3 years later	1,354	1,582	–	–	–	
4 years later	1,354	–	–	–	–	
Estimated cumulative claims	1,354	1,582	1,935	1,983	2,316	9,170
Cumulated claims paid	(1,354)	(1,582)	(1,935)	(1,946)	(1,618)	(8,435)
Prior year adjustments and unallocated loss adjustment expenses						20
Unpaid claim expenses						755

The claim development of the Group's short-term life insurance business net of reinsurance is as follows:

	Short-term life insurance (accident year)					
Item	**2003**	**2004**	**2005**	**2006**	**2007**	**Total**
Estimated cumulative claims as of						
End of current year	978	1,053	1,156	1,616	1,790	
1 year later	959	1,057	1,482	1,555	–	
2 years later	916	1,086	1,538	–	–	
3 years later	916	1,086	–	–	–	
4 years later	916	–	–	–	–	
Estimated cumulative claims	916	1,086	1,538	1,555	1,790	6,885
Cumulated claims paid	(916)	(1,086)	(1,538)	(1,527)	(1,266)	(6,333)
Prior year adjustments and unallocated loss adjustment expenses						20
Unpaid claim expenses						572

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts (Continued)

Sensitivity analysis *(Continued)*

A respective percentage change in average claim costs or the number of claims alone result in a similar percentage change in claim reserves. While other assumptions remain unchanged, a 5% increase in average claim costs would increase net claim reserves for property and casualty insurance and short term life insurance as at December 31, 2007 by approximately RMB238 million and RMB29 million, respectively.

Reinsurance

The Group limits its exposure to losses within insurance operations mainly through participation in reinsurance arrangements. The majority of the business ceded is placed on quota share basis with retention limits varying by product lines. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for ascertaining the underlying policy benefits and are presented in the balance sheet as receivable from reinsurers or claim reserves receivable from reinsurers.

Even though the Group may have reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to reinsurance ceded, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements.

2. Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or by factors affecting all instruments traded in the market.

(1) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. Currently the Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the pre-tax impact on profit (due to changes in fair value of currency sensitive monetary assets and liabilities and non-monetary assets and liabilities measured at fair value). The correlation of variables will have a significant effect in determining the ultimate impact of market risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		December 31, 2007		December 31, 2006	
	Change in Variables	**Decrease in profit**	**Decrease in equity**	Decrease in profit	Decrease in equity
All foreign currencies	Depreciation by 5% comparing to RMB	**504**	**2,013**	667	824

As at December 31, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

2. Market risk *(Continued)*

(1) Foreign currency risk *(Continued)*

The main non-monetary assets and liabilities at fair value, as well as monetary assets and liabilities of the Group, excluding balances of investment-linked contract, are analyzed as follows by currency:

	December 31, 2007				
	RMB	USD (original currency)	HKD (original currency)	Other currencies (RMB)	Total RMB
Cash and cash equivalents	68,110	81	2,050	15	70,639
Balances with clearing companies	1,999	1	22	–	2,027
Placements with banks and other financial institutions	1,123	7	19	–	1,192
Held-for-trading financial assets	46,405	1,321	375	892	57,294
Financial assets purchased under agreement to resell	36,457	–	–	–	36,457
Interest receivables	3,903	8	3	–	3,962
Premium receivables	4,283	37	16	–	4,568
Receivables from reinsures	1,988	20	80	–	2,212
Claim reserves receivable from reinsurers	1,218	148	5	–	2,304
Policyholders' reserves for life insurance receivable from reinsurers	6	–	–	–	6
Long-term reserves for health insurance receivable from reinsurers	6	–	–	–	6
Policy loans	2,411	–	–	–	2,411
Loans and advances to customers	61,206	243	156	–	63,125
Deposits with stock and futures exchanges	881	–	6	–	887
Term deposits	31,151	164	–	–	32,348
Available-for-sale financial assets	146,858	228	10,369	20,306	178,539
Held-to-maturity investments	127,736	–	–	–	127,736
Statutory deposits	1,560	–	–	–	1,560
Other assets	1,312	39	43	5	1,637
Total	538,613	2,297	13,144	21,218	588,910

	December 31, 2007				
	RMB	USD (original currency)	HKD (original currency)	Other currencies (RMB)	Total RMB
Short-term borrowings	990	–	2,915	–	3,719
Due to banks and other financial institutions	5,792	238	–	–	7,532
Guarantee deposits	5,398	–	–	–	5,398
Placements from banks and other financial institutions	–	24	–	–	175
Financial assets sold under agreements to repurchase	13,556	–	–	–	13,556
Customer bank deposits	70,778	186	(4)	–	72,133
Customer brokerage deposits	14,024	15	275	–	14,394
Premiums received in advance	2,918	7	14	–	2,981
Handling charges and commission payable	1,104	–	–	–	1,104
Due to reinsurers	2,104	41	14	–	2,416
Salary and welfare payable	4,732	–	–	–	4,732
Taxes payable	1,876	3	9	–	1,907
Interest payable	503	4	42	–	574
Claims payable	5,138	3	2	–	5,161
Policyholder dividends payable	7,006	–	–	–	7,006
Policyholder deposits and investments	798	–	–	–	798
Claim reserves	6,496	153	34	–	7,645
Policyholders' reserves for life insurance	286,195	4	–	4	286,225
Long-term reserves for health insurance	37,213	–	–	–	37,213
Long-term borrowings	1,611	–	1,716	–	3,218
Other liabilities	3,380	18	269	–	3,763
Total	471,612	696	5,286	4	481,650

VIII. RISK MANAGEMENT *(Continued)*

2. Market risk *(Continued)*

(1) Foreign currency risk *(Continued)*

The main non-monetary assets and liabilities at fair value, as well as monetary assets and liabilities of the Group, excluding balances of investment-linked contract, are analyzed as follows by currency *(Continued)*:

	December 31, 2006				
	RMB	USD (original currency)	HKD (original currency)	Other currencies (RMB)	Total RMB
Cash and cash equivalents	35,449	668	909	1	41,583
Balances with clearing companies	875	–	–	–	875
Placements with banks and other financial institutions	1,312	52	6	–	1,727
Held-for-trading financial assets	25,639	128	184	–	26,823
Assets purchased under agreement to resell	6,951	–	–	–	6,951
Interest receivables	3,072	17	–	–	3,208
Premium receivables	2,866	25	14	–	3,073
Claim reserves receivable from reinsurers	1641	10	5	–	1,724
Policyholders' reserves for life insurance receivable from reinsurers	–	–	–	–	–
Long-term reserves for health insurance receivable from reinsurers	–	–	–	–	–
Receivables from reinsures	629	21	6	–	795
Policy loans	1,381	–	–	–	1,381
Loans and advances to customers	48,137	130	–	–	49,152
Deposits with stock and futures exchanges	313	3	–	–	334
Term deposits	50,379	1,114	30	–	59,107
Available-for-sale financial assets	90,815	133	3,332	–	95,200
Held-to-maturity investments	129,250	–	–	–	129,250
Statutory deposits	1,520	–	–	–	1,520
Other assets	2,045	39	505	–	2,857
Total	402,274	2,340	4,991	1	425,560

	December 31, 2006				
	RMB	USD (original currency)	HKD (original currency)	Other currencies (RMB)	Total RMB
Short-term borrowings	56	–	469	–	527
Due to banks and other financial institutions	3,465	–	–	–	3,465
Guarantee deposits	5,485	–	–	–	5,485
Placements from banks and other financial institutions	–	127	–	–	992
Financial assets sold under agreements to repurchase	13,436	–	–	–	13,436
Customer bank deposits	61,975	608	6	–	66,725
Customer brokerage deposits	3,750	–	–	–	3,750
Premiums received in advance	1,288	8	5	–	1,352
Handling charges and commission payable	894	–	–	–	894
Due to reinsurers	376	46	15	–	746
Salary and welfare payable	2,129	–	3	–	2,133
Taxes payable	1,166	–	–	–	1,166
Interest payable	246	5	–	–	287
Claims payable	3,981	–	–	–	3,981
Policyholder dividends payable	4,107	–	–	–	4,107
Policyholder deposits and investments	299	–	–	–	299
Claim reserves	6,366	11	28	–	6,480
Policyholders' reserves for life insurance	228,736	–	–	–	228,736
Long-term reserves for health insurance	30,694	–	–	–	30,694
Long-term borrowings	155	–	–	–	155
Other liabilities	1,763	–	–	–	1,763
Total	370,367	805	526	–	377,173

As at December 31, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

2. Market risk *(Continued)*

(1) Foreign currency risk *(Continued)*

Major currencies' exchange rates are as follows:

	December 31, 2007		December 31, 2006	
	USD	**HKD**	USD	HKD
Exchange rate	**7.3046**	**0.9364**	7.8087	1.0047

(2) Price risk

The Group's price risk exposure relates to financial assets and financial liabilities whose values will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), principally available-for-sale financial assets and financial assets at fair value through profit and loss.

The above investments are exposed to price risk because of change in market price, whether those changes are caused by factors specific to the individual financial instruments or its issuers, or from factors affecting all similar financial instruments traded in the market.

The Group managed price risks by diversification of investments, setting limits for investments in different securities, etc.

The Group uses the 10-day market price value-at-risk ("VaR") technique to estimate its risk exposure for listed equity securities and equity investments funds. The Group adopts 10-day as the holding period on the assumption that not all the investments can be sold in one day. Moreover, the VaR calculation is made based on normal market condition and a 99% confidence interval.

The analysis below is the impact on equity for listed equity securities and equity investments funds with 10-day reasonable market fluctuation in using risk value module in the normal market.

	December 31, 2007	December 31, 2006
Listed stock and security investment funds	**14,495**	4,241

VIII. RISK MANAGEMENT *(Continued)*

2. Market risk *(Continued)*

(3) Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group's interest risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest bearing financial assets and interest bearing financial liabilities. Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instrument and is fixed until maturity.

The analysis below is performed for reasonably possible movements in key variables with all other variables held contracts, for the following financial instruments (excluding the balances of investment-linked contracts), showing the pre-tax impact on profit and equity. The correlation of variables will have a significant effect in determining the ultimate impact on interest rate risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		December 31, 2007		December 31, 2006	
	Change in interest rate	**Decrease in profit**	**Decrease in equity**	Decrease in profit	Decrease in equity
Bond investments					
Held-for-trading and available-for-sale	+50%	**153**	**2,728**	144	3,088

		Increase in interest income/(expense)	
		January - December, 2007	January - December, 2006
Floating interest rate bonds	+50%	**55**	28
Loans and advances to customers	+50%	**273**	13
Customer deposits	+50%	**(380)**	(29)

3. Financial risk

(1) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, loans and advances to customers, investment in bonds, equity investment, reinsurance arrangements with reinsurers, policy loans etc.. The Group mitigates credit risk by using a variety of controls including utilizing credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits.

The Group's banking business carries out credit assessment before granting credit to customers and monitors on a regular basis the credit granted. Credit risk is also managed through obtaining collateral and guarantees. In the case of off-balance sheet credit related commitments, guarantee deposits are in general received by the Group to reduce credit risk.

Credit quality

Majority of the Group's financial assets are bond investments which include government bonds, financial bonds and corporate bonds. The main financial bonds held by the Group have domestic credit rating of A or above and the main corporate bonds held by the Group have credit rating of AA or above.

Credit exposure

The table below shows the maximum exposure to credit risk for the components of the balance sheet and items such as future commitments. The maximum exposure is shown gross, before the effect of mitigation through any collateral held or other credit enhancements.

As at December 31, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(1) Credit risk *(Continued)*

	December 31, 2007	December 31, 2006
Cash on hand and at bank	**70,639**	41,583
Balances with clearing companies	**2,027**	875
Placements with banks and other financial institutions	**1,192**	1,727
Held-for-trading financial assets	**57,294**	26,823
Derivative financial assets	**177**	21
Assets purchased under agreement to resell	**36,457**	6,951
Interest receivables	**3,962**	3,208
Premium receivables	**4,568**	3,073
Receivable from reinsurers	**2,212**	795
Unearned premium reserves receivable from reinsurers	**2,615**	2,437
Claim reserves receivable from reinsurers	**2,304**	1,724
Policyholders' reserves for life insurance receivable from reinsurers	**6**	–
Long-term reserves for health insurance receivable from reinsurers	**6**	–
Policy loans	**2,411**	1,381
Loans and advances to customers	**63,125**	49,152
Deposits with stock and futures exchanges	**887**	334
Term deposits	**32,348**	59,107
Available-for-sale financial assets	**178,539**	95,200
Held-to-maturity investments	**127,736**	129,250
Statutory deposits	**1,560**	1,520
Other assets	**3,075**	4,220
Sub-total	**593,140**	429,381
Commitments	**35,704**	29,115
Total credit risk exposure	**628,844**	458,496

Above assets are already deducted for investment-linked account balances.

Where financial instruments are recorded at fair value, the amounts shown above represents the current risk exposure but not the maximum risk exposure that could arise in the future as a result of the change in fair values

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(1) Credit risk *(Continued)*

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters.

The main types of collateral obtained are as follows:

- for reverse repurchase transactions, cash or securities;
- for commercial lending, charges over real estate properties, inventories and trade receivables, etc; and
- for retail lending, mortgages over residential properties, etc.

Management monitors the market value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

It is the Group's policy to dispose of repossessed assets in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not occupy repossessed assets for business use.

Aging analysis of financial assets past-due

	December 31, 2007						
		Past-due but not impaired financial assets					
	In due assets	Less than 30 days	31 to 90 days	More than 90 days	Total past-due but not impaired	Past-due and impaired	Total
Placements with banks and other financial institutions	1,191	–	–	–	–	46	1,237
Premium receivables	4,568	–	–	–	–	179	4,747
Receivable from reinsurers	2,212	–	–	–	–	49	2,261
Loans and advances to customers	61,858	770	256	78	1,104	699	63,661
Sub-total	69,829	770	256	78	1,104	973	71,906
Less: Impairment provision	(185)	–	–	–	–	(624)	(809)
Net	69,644	770	256	78	1,104	349	71,097

As at December 31, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(1) Credit risk *(Continued)*

Aging analysis of financial assets past-due (Continued)

	December 31, 2006						
		Past-due but not impaired financial assets					
	In due assets	Less than 30 days	31 to 90 days	More than 90 days	Total past-due but not impaired	Past-due and impaired	Total
Placements with banks and other financial institutions	1,727	–	–	–	–	376	2,103
Premium receivables	2,965	3	2	2	7	256	3,228
Receivable from reinsurers	795	–	–	–	–	55	850
Loans and advances to customers	47,914	434	240	215	889	2,780	51,583
Sub-total	53,401	437	242	217	896	3,467	57,764
Less: impairment provision	–	–	–	–	–	(3,017)	(3,017)
Net	53,401	437	242	217	896	450	54,747

Of the aggregate amount of gross past-due but not impaired loans and advances to customers, the fair value of collateral that the Group held as at December 31, 2007 was RMB1,295 million (2006: RMB1,907 million).

Of the aggregate amount of gross past-due and impaired loans and advances to customers, the fair value of collateral that the Group held as at December 31, 2007 was RMB1,057 million (2006: RMB2,071 million).

Financial assets whose terms have been renegotiated

	December 31, 2007	December 31, 2006
Loans and advances to customers	**2,444**	2,336

(2) Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies and to ensure that the Group is able to meet its payment obligations and fund its lending and investment operations on a timely basis. The banking business of the Group is exposed to potential liquidity risk. The Group seeks to mitigate the liquidity risk of the banking business by optimizing the assets and liabilities structure, maintaining stable deposits, etc.

The table below summarizes the maturity profile of the financial liabilities of the Group based on remaining undiscounted contractual obligations.

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(2) Liquidity risk *(Continued)*

	December 31, 2007					
	Past due	**Within 3 months**	**3 to 12 months**	**Over 1 year**	**Unit linked**	**Total**
Short-term borrowings	–	**515**	**3,204**	–	–	**3,719**
Due to banks and other financial institutions	–	**7,513**	**23**	–	–	**7,536**
Guarantee deposits	–	**3,685**	**1,724**	**43**	–	**5,452**
Placements from banks and other financial institutions	–	**74**	**104**	–	–	**178**
Derivative financial liabilities	–	**5**	**102**	**82**	–	**189**
Financial assets sold under agreements to repurchase	–	**13,595**	–	–	**424**	**14,019**
Customer bank deposits	–	**50,662**	**15,275**	**7,666**	–	**73,603**
Customer brokerage deposits	–	**14,394**	–	–	–	**14,394**
Handling charges and commission payable	–	**1,104**	–	–	–	**1,104**
Due to reinsurers	–	**1,964**	**452**	–	–	**2,416**
Salary and welfare payable	–	**3,555**	**878**	**299**	–	**4,732**
Interest payable	–	**225**	**248**	**101**	–	**574**
Claims payable	–	**643**	**4,518**	–	–	**5,161**
Policyholder dividends payable	–	**7,006**	–	–	–	**7,006**
Policyholder deposits and investments	–	–	–	**799**	**4,488**	**5,287**
Long-term borrowings	–	–	**155**	**4,115**	–	**4,270**
Other liabilities	–	**1,093**	**2,091**	**579**	**448**	**4,211**
Total	–	**106,033**	**28,774**	**13,684**	**5,360**	**153,851**

	December 31, 2006					
	Past due	Within 3 months	3 to 12 months	Over 1 year	Unit linked	Total
Short-term borrowings	–	–	527	–	–	527
Due to banks and other financial institutions	–	3,234	231	–	–	3,465
Guarantee deposits	–	3,991	1,519	52	–	5,562
Placements from banks and other financial institutions	–	992	–	–	–	992
Derivative financial liabilities	–	19	119	286	–	424
Financial assets sold under agreements to repurchase	–	11,770	1,172	494	1,137	14,573
Customer bank deposits	–	53,850	9,637	4,036	–	67,523
Customer brokerage deposits	–	3,750	–	–	–	3,750
Handling charges and commission payable	–	894	–	–	–	894
Due to reinsurers	–	512	234	–	–	746
Salary and welfare payable	–	1,077	172	884	–	2,133
Interest payable	–	131	118	38	–	287
Claims payable	–	3,981	–	–	–	3,981
Policyholder dividend payable	–	4,107	–	–	–	4,107
Policyholder deposits and investments	–	58	–	242	3,749	4,049
Long-term borrowings	–	–	–	155	–	155
Other liabilities	–	1,464	181	118	208	1,971
Total	–	89,830	13,910	6,305	5,094	115,139

As at December 31, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(2) Liquidity risk *(Continued)*

The table below summarises the maturity profile of the nominal amount of derivative financial liabilities of the Group.

(In RMB million)	Less than 3 months	3 to 12 months	Over 1 year	Investment-linked	Total
December 31, 2007	**470**	**1,191**	**877**	**-**	**2,538**
December 31, 2006	327	865	1,015	-	2,207

The table below summarizes the expected recovery or settlement of assets.

	December 31, 2007			
	Current*	Non-current	Investment-linked	Total
Cash on hand and at bank	56,374	14,265	2,101	72,740
Balances with clearing companies	2,027	-	-	2,027
Placements with banks and other financial institutions	891	301	-	1,192
Held-for-trading financial assets	57,294	-	27,644	84,938
Derivative financial assets	174	3	-	177
Assets purchased under agreements to repurchase	36,457	-	-	36,457
Interest receivables	3,962	-	225	4,187
Premium receivables	4,388	180	-	4,568
Receivable from reinsurers	2,212	-	-	2,212
Unearned premium reserves receivable from reinsurers	1,527	1,088	-	2,615
Claim reserves receivable from reinsurers	1,618	686	-	2,304
Policyholders' reserves for life insurance receivable from reinsurers	6	-	-	6
Long-term reserves for health insurance receivable from reinsurers	6	-	-	6
Policy loans	2,411	-	-	2,411
Loans and advances to customers	34,024	29,101	-	63,125
Deposits with stock and futures exchanges	887	-	-	887
Term deposits	10,988	21,360	9,383	41,731
Available-for-sale financial assets	13,977	164,562	-	178,539
Held-to-maturity investments	5,112	122,624	-	127,736
Long-term equity investments	-	2,207	-	2,207
Goodwill	-	610	-	610
Statutory deposits	-	1,560	-	1,560
Investment properties	-	4,051	-	4,051
Fixed assets	-	7,894	-	7,894
Intangible assets	-	3,621	-	3,621
Deferred tax assets	-	87	-	87
Other assets	2,275	800	141	3,216
Total assets	236,610	375,000	39,494	651,104

* Expected recovery within 12 months from the balance sheet date.

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(2) Liquidity risk *(Continued)*

	December 31, 2006			
	Current*	Non-current	Investment-linked	Total
Cash on hand and at bank	35,796	5,787	1,002	42,585
Balances with clearing companies	875	–	–	875
Precious metal	111	–	–	111
Placements with banks and other financial institutions	1,727	–	–	1,727
Held-for-trading financial assets	26,823	–	17,180	44,003
Derivative financial assets	10	11	–	21
Assets purchased under agreements to repurchase	6,951	–	300	7,251
Interest receivables	3,208	–	41	3,249
Premium receivables	3,000	73	–	3,073
Receivable from reinsurers	746	49	–	795
Unearned premium reserves receivable from reinsurers	1,475	962	–	2,437
Claim reserves receivable from reinsurers	1,220	504	–	1,724
Policy loans	1,381	–	–	1,381
Loans and advances to customers	27,886	21,266	–	49,152
Deposits with stock and futures exchanges	334	–	–	334
Term deposits	26,609	32,498	6,309	65,416
Available-for-sale financial assets	744	94,456	–	95,200
Held-to-maturity investments	1,845	127,405	–	129,250
Long-term equity investments	–	415	–	415
Goodwill	–	409	–	409
Statutory deposits	–	1,520	–	1,520
Investment properties	–	1,660	–	1,660
Fixed assets	–	4,552	–	4,552
Intangible assets	–	940	–	940
Deferred tax assets	–	888	–	888
Other assets	2,579	1,641	100	4,320
Total assets	143,320	295,036	24,932	463,288

* Expected recovery or settlement within 12 months from the balance sheet date.

4. Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have duration of sufficient length to match the duration of its insurance and investment contract liabilities when the current regulatory and market environment permits, however, the Group will lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

5. Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

As at December 31, 2007
(in RMB million)

IX. RELATED PARTY RELATIONSHIP AND TRANSACTION

1. Related party relationship

(1) During the year, related parties of the Company comprise in this year:

(a) The Company's subsidiaries;

(b) Investors having significant influence on the Company;

(c) The Company's associates joint ventures ;

(d) The Company's key management personnel, as well as their close family members;

(e) Corporations which are controlled, or under common control, or exerted significant influence by the Company's key management personnel or their close family members.

(2) Subsidiaries and associates

For details of the Company's subsidiaries and the Group's associate' basic information and their relationship with the company, please refer to Note V and Note VI, 15.

(3) Other related parties

Name of related parties	Relationship with the Company
HSBC Holdings Limited ("HSBC Holdings")	Parent of shareholder
HSBC Insurance Holdings Limited ("HSBC Insurance")	Shareholder
The Hongkong and Shanghai HSBC Banking Company Limited ("HSBC")	Shareholder

In late August 2005, HSBC Holdings through its wholly owned subsidiaries, HSBC Insurance and HSBC, held 19.90% of the Company's share. Since then, HSBC Holdings and its subsidiaries became the Company's related parties with significant influence over the Group. As at December 31, 2007, HSBC Holdings holds over 16% share of the Company through its subsidiaries.

(4) Shareholders who hold more than 5% shares of the Company as at December 31, 2007 are as follows:

Name of the shareholders	Number of Shares Held	Type of Shares	Percentage of Total Shares (%)
HSBC Insurance Holdings Limited	618,886,334	H-Share	8.43%
The Hongkong and Shanghai Banking Company Limited	613,929,279	H-Share	8.36%
Shenzhen Investment Holdings Co., Ltd.	543,181,445	Non-tradable A-Share	7.40%
Shenzhen New Horse Investment Development Co., Ltd. & Shenzhen Jingao Industrial Development Co., Ltd.	720,710,154	Non-tradable A-Share	9.81%
Yuan Trust Investment Co., Ltd.	380,000,000	Non-tradable A-Share	5.17%

(5) According to the regulations of CSRC, from March 1, 2007 Bank of Communications Co., Ltd. (Bank of Communications) was defined as a related legal person of the company, due to one of its directors is also holding the position of director in the Company.

IX. RELATED PARTY RELATIONSHIP AND TRANSACTION *(Continued)*

2. Related party transaction

(1) Significant transactions with related parties

Interest income earned by the Group from HSBC is as follow:

	2007	2006
HSBC	**13**	15
Bank of Communications	**76**	Not Applicable

HSBC bank pays the group deposit interest based on the market rate. The bank deposit interest income mentioned above is 0.4% of bank deposit interest revenue in the whole year.

(2) Balances with related parties

	December 31, 2007	December 31, 2006
Cash at bank – HSBC bank	**153**	710
Cash at bank – Bank of Communications	**395**	Not Applicable

(3) Compensation for key management personnel is as below:

	2007	2006
Salaries and other short-term employee benefits	**286**	127

Key management personnel comprise the Company's directors, supervisors and senior officers as defined in the Company's articles of association. The unpaid portion of the compensation expenses for share appreciation rights granted to (Note VI, 65) key management personnel are not included in the above analysis. As at December 31, 2007, the cumulative number of share appreciation right units granted to key management personnel is 20 million (December 31, 2006: 20 million). The expense in respect of share appreciation right units granted to key management personnel recognized in current income statement is RMB612 million (2006: RMB311 million).

As at December 31, 2007
(in RMB million)

IX. RELATED PARTY RELATIONSHIP AND TRANSACTION *(Continued)*

2. Related party transaction *(Continued)*

(4) Related party transactions between the Company and the subsidiaries of the Company for the current year are as follows:

	2007	2006
Interest income from bank deposits		
Shenzhen Ping An Bank	**254**	1
Ping An Bank (See Note V, 2)	–	2
Ping An Securities	**4**	2
Total	**258**	5
Interest expense of placement		
Ping An Life	**7**	4
Ping An Property and Casualty	**8**	–
Asset management fees		
Ping An Asset Management	–	2
Property management fees		
Ping An Property	**18**	1
Membership fees		
Ping An Securities	–	2
Dividend income		
Ping An Property and Casualty	–	570
Ping An Life	**4,326**	4,966

(5) Balances with the subsidiaries of the Company:

	December 31, 2007	December 31, 2006
Bank deposits		
Shenzhen Ping An Bank	**34,332**	11
Ping An Bank	–	801
Total	**34,332**	812
Margin deposits		
Ping An Securities	**233**	2
Other receivables		
Ping An Annuity	–	200
Other payables		
Ping An Life	**14**	14
Ping An Property and Casualty	–	1
Ping An Securities	–	1
Ping An Property	**2**	–
Total	**16**	16

IX. RELATED PARTY RELATIONSHIP AND TRANSACTION *(Continued)*

2. Related party transaction *(Continued)*

(6) Guarantees provided by the Company to its subsidiaries:

	December 31, 2007	December 31, 2006
Ping An Securities	–	800
Ping An Real estate	**890**	–
Ping An Trust	–	300
Ping An Overseas Holdings	**2,856**	500
Total	**3,746**	1,600

The Company has not charged the subsidiaries for the guarantees stated above.

X. FIDUCIARY BUSINESS

	December 31, 2007	December 31, 2006
Net assets under trust scheme	**47,519**	16,677
Net assets under corporate annuity scheme	**4,983**	634
Entrusted loans	**1,654**	2,120
Assets under asset management scheme	**1,317**	–
Total	**55,473**	19,431

XI. CONTINGENCES

1. Guarantee

Ping An Real Estate provided guarantees for investment properties under several trust schemes managed by Ping An Trust. As at December 31, 2007, guarantee provided amount to Nil. (December 31, 2006: RMB426 million).

2. Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including but not limited to being the plaintiff or the defendant in litigation and arbitration. The adverse effect of above mentioned events mostly involve claims on the Group's insurance policies and other claims. Provision has been made for the probable losses to the Group, where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending assessments, lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability of losing the lawsuit is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

As at December 31, 2007
(in RMB million)

XII. COMMITMENTS

1. Capital commitments

The Group has the following capital commitments related to property development projects:

	December 31, 2007	December 31, 2006
Contracted, but not provided for	**7,921**	3,431
Including: Contracted but not fulfilled at all	**3,148**	21
Contracted but not fulfilled completely	**4,773**	3,410
Authorized, but not contracted for	**456**	1,182
Total	**8,377**	4,613

The group has the following capital commitments related to mergers and acquisitions:

	December 31, 2007	December 31, 2006
Contracted, but not provided for	**3,127**	2,276
Including: Contracted but not fulfilled at all	**1,692**	2,276
Contracted but not fulfilled completely	**1,435**	–
Authorized, but not contracted for	–	–
Total	**3,127**	2,276

The existence of the aforementioned capital commitments is due to certain contracts and agreements which are not contracted or not yet fulfilled by the balance sheet date.

2. Rental commitments

Future minimum rent payables under non-cancelable operating leases are as follows:

	December 31, 2007	December 31, 2006
Within 1 year (including 1 year)	**420**	453
1-2 years (including 2 years)	**328**	306
2-3 years (including 3 years)	**202**	197
More than 3 years	**210**	211
Total	**1,160**	1,167

XII. COMMITMENTS *(Continued)*

3. Credit commitments

	December 31, 2007	December 31, 2006
Loan commitment		
Original maturities within 1 year	**11,537**	5,565
Original maturities more than one year and above	**3,274**	7,258
Letter of credit issued	**621**	734
Guarantee issued	**7,953**	6,536
Acceptance issued	**8,453**	9,017
Others	**3,866**	5
Total	**35,704**	29,115

XIII NON-RECURRING GAINS OR LOSSES

After deducting non-recurring gains and losses, net profits attributable to Company's ordinary shareholders are calculated as follows:

	2007	2006
Net profit attributable to company's ordinary shareholders	**15,086**	7,342
Add (less) non-recurring gains and losses items:		
Profit or loss from disposal of non-current assets	**(397)**	(45)
Non-operating income and expenditure except above items	**82**	20
Tax effect of non-recurring gains and losses	**88**	11
Net profit after deducting non-recurring gains and losses	**14,859**	7,328
Deduct: Non-recurring gains and losses attributed to minority interests	**(2)**	-
Net profits attributable to the Company's ordinary shareholders after deducting non-recurring gains and losses	**14,857**	7,328

The Group's recognition of the non-recurring items gains and losses is in accordance with the requirements of Questions and Answers Regarding the Rules on Information Disclosure for Companies that Have Publicly Offered Securities. – No. 1 (Zheng Jian Kuai Ji Zi [2007] No. 9) issued by the China Securities Regulatory Commission.

As at December 31, 2007
(in RMB million)

XIV. POST BALANCE SHEET EVENT

1 The Group's insurance contract liabilities as of December 31, 2007 is an estimate of the Group's outstanding insurance obligations as of December 31, 2007 based on the past experience up to that date. During January and February 2008, certain provinces in China had heavy snowfall. Since this is a non-adjusting post balance sheet event, it was not considered by the Group when the insurance contract liabilities as of December 31, 2007 were estimated. As of the authorization date of these financial statements, claims incurred and claim reserves which are to be borne by the Group are estimated to be RMB400 million.

2 On March 19, 2008, the directors proposed 2007 final dividend as stated in Note VI

3 Pursuant to resolution of the board of directors on January 18, 2008 and of the extraordinary general meeting, A Shareholders Class Meeting and H Shareholders Class Meeting on March 5, 2008, the Company intends to place no more than 1,200,000,000 A-Shares, and to issue detachable A-Share Bonds with Warrants at par value for no more than RMB41.2 billion. The proceeds will be used as additional capital of the Company and/or in investment projects as approved by the relevant regulatory authorities. The above issuance of A-Shares and detachable A-Share Bonds with Warrants is still subject to approval from the Chinese Securities Regulatory Commission.

XV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY

1. Cash on hand and cash at bank

	December 31, 2007	December 31, 2006
Cash at bank	**40,625**	3,139
Other monetary assets	**233**	–
Total	**40,858**	3,139

2. Held-for-trading financial assets

	December 31, 2007	December 31, 2006
Bonds:		
Government bonds	**–**	24
Central bank bills	**1,953**	498
Financial bonds	**1,004**	–
Corporate Bonds	**2,086**	2,889
Equity instruments:		
Funds	**27**	417
Stocks	**3,106**	1,630
Total	**8,176**	5,458

XV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY *(Continued)*

2. Held-for-trading financial assets *(Continued)*

Terms of bonds which were classified as held-for-trading financial assets are as follows:

	December 31, 2007	December 31, 2006
Fixed interest rate		
Within 3 months (including 3 months)	**1,200**	946
3 months-1 year (including 1 year)	**1,717**	1,477
4-5 years (including 5 years)	**60**	–
More than 5 years	**1,058**	983
Floating interest rate	**1,008**	5
Total	**5,043**	3,411

3. Term deposits

	December 31, 2007	December 31, 2006
Fixed interest rate		
Within 3 months (including 3 months)	**–**	50
3 months -1 year (including 1 year)	**66**	501
More than 5 years	**223**	225
Total	**289**	776

4. Available-for-sale financial assets

	December 31, 2007	December 31, 2006
Bonds:		
Government Bonds	**1,661**	1,159
Central Bank Bills	**400**	401
Financial Bonds	**379**	385
Corporate Bonds	**206**	103
Equity instruments:		
Funds	**760**	22
Stocks	**905**	2,157
Total	**4,311**	4,227

As at December 31, 2007
(in RMB million)

XV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY *(Continued)*

4. Available-for-sale financial assets *(Continued)*

Terms of bonds which were classified as available-for-sale financial assets are as follows:

	December 31, 2007	December 31, 2006
Fixed interest rate		
Within 3 months (including 3 months)	200	61
3 months -1 year (including 1 year)	942	108
1-2 years (including 2 years)	512	1,154
2-3 years (including 3 years)	-	412
3-4 years (including 4 years)	562	-
4-5 years (including 5 years)	400	42
More than 5 years	30	30
Floating interest rate	-	241
Total	2,646	2,048

5. Long-term equity investments

	December 31, 2007	December 31, 2006
Ping An Life	3,762	3,762
Ping An Property & Casualty	2,973	2,973
Ping An Trust	4,216	4,216
Shenzhen Ping An Bank	4,916	4,916
Ping An Overseas Holdings	561	561
Ping An Annuity	485	285
Ping An Health	475	475
Ping An Assets Management	480	180
Total	17,868	17,368

6. Placements from banks and other financial institutions

	December 31, 2007	December 31, 2006
From Banks	-	820

XV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY *(Continued)*

7. Salary and welfare payable

	December 31, 2007			
	Opening balance	**Accruals**	**Payments**	**Closing balance**
Salary, bonus, and allowance	**44**	**302**	**(188)**	**158**
Staff welfare	**25**	**–**	**(7)**	**18**
Social insurance	**–**	**7**	**2**	**9**
Labor-union fund and employee educational fund	**9**	**55**	**(8)**	**56**
Shares based payment by cash	**508**	**772**	**(196)**	**1,084**
Total	**586**	**1,136**	**(397)**	**1,325**

8. Taxes payable

	December 31, 2007	December 31, 2006
Corporate income tax	**247**	51
Business tax	**32**	20
Others	**101**	4
Total	**380**	75

9. Deferred Income Tax Assets and Liabilities

	December 31, 2007	December 31, 2006
Change in fair values of financial assets	**(195)**	(172)
Share appreciation rights	**205**	79
Total	**10**	(93)

As at December 31, 2007
(in RMB million)

XV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY *(Continued)*

10. Investment income

	2007	2006
Interest income		
Bonds		
Available-for-sale financial assets	**92**	49
At fair value through profit or loss	**96**	9
Term deposits		
Loans and receivables	**11**	355
Others		
Loans and receivables	**3**	5
Dividend income		
Funds		
Available-for-sale financial assets	**128**	66
At fair value through profit or loss	**235**	7
Equity investments		
Long term equity investment	**4,326**	5,536
Available-for-sale financial assets	**21**	2
At fair value through profit or loss	**13**	9
Realized gains		
Bonds		
Available-for-sale financial assets	**–**	–
At fair value through profit or loss	**25**	35
Funds		
Available-for-sale financial assets	**122**	168
At fair value through profit or loss	**(9)**	(1)
Stocks		
Available-for-sale financial assets	**660**	19
At fair value through profit or loss	**2,504**	190
Derivative financial instruments	**–**	4
Interests expenses for securities sold under agreements to repurchase and placements with banks	**(119)**	(10)
Total	**8,108**	6,443

11. Gains from changes in fair value

	2007	2006
Held-for-trading financial instruments		
Bonds	**(132)**	(25)
Funds	**(39)**	30
Stocks	**485**	409
Derivative financial instruments	**10**	–
Total	**324**	414

XV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY *(Continued)*

12. Business tax and surcharges

	2007	2006
Business tax	**137**	23
City maintenance and construction tax	**1**	-
Education surcharges	**4**	1
Total	**142**	24

13. General and administrative expenses

The Company's general and administrative expenses are as follows:

	2007	2006
Salaries and welfare	**1,074**	677
Social insurance	**7**	9
Depreciation of fixed assets	**15**	11
Amortization of intangible assets	**7**	5

14. Income tax

	2007	2006
Current income tax	**410**	59
Deferred income tax	**(56)**	(15)
Total	**354**	44

The relationship of the Company's income tax expenses and the accounting profit is as follow:

	2007	2006
Profit before tax	**7,216**	5,966
Tax computed at the main applicable tax rate of 15%	**1,082**	895
Tax effect of tax rate change	**(14)**	-
Tax effect of non deductible expenses in determining taxable income	**1**	4
Tax credit received	**(715)**	(855)
Total	**354**	44

XVI. COMPARATIVE FIGURES

Certain comparative figures have been restated as the Company has initially adopted the Accounting Standards for Business Enterprises for the year.

XVII. APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by the Company's board of directors on March 19, 2008.

According to the Company's articles, this financial statement will be proposed to General meeting of shareholders.

1. RECONCILIATION OF GAAP DIFFERENCES BETWEEN PRC ACCOUNTING STANDARDS AND IFRS

The material GAAP differences between PRC Accounting Standards and International Financial Reporting Standards ("IFRS") in preparing financial statements are as follows:

Consolidated net profit	*Notes*	**2007 in RMB million**	2006 in RMB million
Financial statements prepared in accordance with IFRS		**18,688**	7,838
Unearned premium reserves	*(i)*	**(113)**	16
Policyholders' reserves for life insurance	*(ii)*	**4,988**	4,723
Deferred policy acquisition costs	*(iii)*	**(9,373)**	(5,480)
Deferred tax	*(iv)*	**883**	212
Minority interests and others		**13**	33
Financial statements prepared in accordance with ASBE.		**15,086**	7,342

Consolidated equity	*Notes*	**December 31, 2007 in RMB million**	December 31, 2006 in RMB million
Financial statements prepared in accordance with IFRS		**111,822**	46,375
Unearned premium reserves	*(i)*	**(199)**	(86)
Policyholders' reserves for life insurance	*(ii)*	**35,262**	30,023
Deferred policy acquisition costs	*(iii)*	**(41,305)**	(31,866)
Deferred tax	*(iv)*	**1,547**	687
Minority interests and others		**107**	127
Financial statements prepared in accordance with ASBE.		**107,234**	45,260

Minority interests have been deducted from the above amounts.

Ernst & Young is the Company's foreign auditor.

Notes:

(i) Under PRC Accounting Standards, unearned premium reserves of life insurance subsidiaries should be no less than 50% of the retained premium for the current period. Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(ii) Under PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations promulgated by CIRC. Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iii) Under PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized over the expected life of the insurance contracts at a constant percentage of expected premiums or at a constant percentage of the present value of estimated gross profits expected to be realized over the life of the insurance contracts, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets and liabilities on the basis of the above differences and the tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. RETURN ON NET ASSETS AND EARNINGS PER SHARE

	Yield of net asset		Earning per share (RMB)	
	Fully diluted	Weighted average	Basic	Diluted
Net profits attributable to company's ordinary shareholders	14.08%	16.88%	2.11	2.11
Net profits after deducting non-recurring gains or losses attributable to company's ordinary shareholders	13.86%	16.63%	2.08	2.08

The Company has no potential diluted ordinary share.

3. MODIFICATION ANALYSIS ON SHAREHOLDERS' EQUITY UPON FIRST-TIME ADOPTION

Item (in RMB million)	Disclosed in 2007 annual report	Disclosed in 2006
Shareholders' entity at December 31, 2006 (old accounting standards)	**36,668**	36,668
Financial assets at fair value through profit or loss and available-for-sale financial assets	**16,937**	16,937
Derivative financial instruments	**(2)**	(2)
Income tax	**(1,131)**	(1,131)
Minority interests	**1,366**	1,366
Special retrospective adjustments for H shares listed companies:		
Policyholders' reserves for life insurance	**(5,727)**	(5,727)
Claim reserves	**(1,401)**	(1,401)
Amortization of long term equity investments difference	**58**	58
Land use rights	**(56)**	(56)
Others	**(86)**	(86)
Shareholders' equity at January 1, 2007 (new accounting standards)	**46,626**	46,626

The above reconciliation of shareholders' equity upon first-time adoption is consistent with "Reconciliation Statements for Shareholders' Equity between New and Old PRC Accounting Standards" disclosed in Appendix II to the financial statements for 2006.

Appendix II: Reconciliation Statement of Net Profit Differences between New and Old PRC Accounting Standards

The Company is listed in both A-share and H-share stock markets and needs to prepare financial statements using PRC accounting standards and International Financial Reporting Standards. In accordance with the ASBE No. 38 – First-Time Adoption of ASBE and ASBE Interpretation No. 1 issued by the Ministry of Finance in November 2007, the Group has restated its comparative figures retrospectively as a result of the change in accounting policies and consistently applied the accounting policies for the accounting periods covered by these financial statements.

In accordance with Question and Answer No. 7 of the Rules on Information Disclosure for Companies with Publicly Offered Securities – Compilation and Disclosure of Comparative Financial Information During the Transition Period between the New and Old Accounting Standards (Zheng Jian Kuai Ji Zi [2007] No. 10) issued by the China Securities Regulatory Commission (the "CSRC"), the Group prepared the reconciliation of net profit differences between New and Old PRC accounting standards to show the impact of the restatements on the Group's profit and loss for 2006.

Items (RMB million)	Amount
Net profit for 2006 (old accounting standards)	5,986
Claim reserves	151
Policyholders' reserves for life insurance	(1,845)
Derivative financial instruments	52
Financial assets	3,054
Land use rights	(12)
Deferred income tax	(104)
Long-term equity investments	60
Net profit for 2006 (new accounting standards)	7,342

Minority interests have been deducted from the above net profits.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2007.

2. To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2007.

3. To consider and approve the annual report and its summary of the Company for the year ended December 31, 2007.

4. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2007.

5. To consider and approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2007.

6. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

7. To consider and approve the appointment of Mr. Clive Bannister as a non-executive director of the Company to hold office until the expiry of the term of the existing Board of Directors.

8. To consider the "Report on the Performance of Independent Non-executive Directors".

9. To consider the "Report on the Use of Proceeds of the Funds Raised Previously".

10. To consider and authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time provided:

    (i) THAT the aggregate amount of such guarantees shall not exceed 50% of the latest audited net asset value of the Company from time to time;

    (ii) THAT there shall be no upper limit to the amount of guarantee allocated to any one subsidiary of the Company within the limit approved at the general meeting, provided that the amount of any one single guarantee shall not exceed 10% of the latest audited net asset value of the Company;

    (iii) THAT subject to the limitation set out in (i) and (ii) above, the executive Directors are authorized to approve substantive details of such guarantees in such manner as they see fit.

AS SPECIAL RESOLUTION

11. To give a general mandate to the Board of Directors to issue, allot and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

    "THAT

    (A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and the applicable laws and regulations of the People's Republic of China, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with, either separately or concurrently, additional H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of the aggregate nominal amount of H shares of the Company in issue on the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or (iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC

March 27, 2008

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined by poll.

2. In order to determine the list of shareholders who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2007, the H share register of members will be closed from Sunday, April 13, 2008 to Tuesday, May 13, 2008, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares whose names appear on the register of members on Tuesday, May 13, 2008 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Friday, April 11, 2008. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2007 is expected to be paid on or before May 27, 2008 to the shareholders whose names appear on the H share register of members of the Company on Tuesday, May 13, 2008. The registration date and arrangements in relation to the rights of holders of A shares of the Company to attend the Annual General Meeting and to receive the final dividend for the year ended December 31, 2007 will be separately announced in the PRC

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Wednesday, April 23, 2008 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 400 8866 338, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (Tel: (86 755) 2262 2101) and WANG Xiaoli (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce the identity documents.

8. Concerning the proposed resolution no. 11, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

Corporate Information

REGISTERED NAMES

Chinese name

中國平安保險(集團)股份有限公司

English name

Ping An Insurance (Group) Company of China, Ltd.

REGISTERED ADDRESS

Ping An Building,
Ba Gua No. 3 Road,
Shenzhen, PRC

PLACE OF BUSINESS

Ping An Building,
Ba Gua No. 3 Road,
Shenzhen, PRC

LEGAL REPRESENTATIVE

MA Mingzhe

AUTHORIZED REPRESENTATIVES

SUN Jianyi
YAO Jun

JOINT COMPANY SECRETARIES

SENG Sze Ka Mee Natalia
YAO Jun

AUDITORS

Ernst & Young

CONSULTING ACTUARIES

Ernst & Young Advisory Services Limited

LEGAL ADVISORS

DLA Piper Hong Kong

TYPE OF STOCK AND LISTING PLACE

H share	The Stock Exchange of Hong Kong Limited
A share	The Shanghai Stock Exchange

STOCK CODE

H share	2318
A share	601318

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY SHARES

The Bank of New York

COMPANY WEBSITE

www.pingan.com.cn

E-MAIL

IR@pingan.com.cn
PR@pingan.com.cn

TELEPHONE

+86-400-8866 338

FAX

+86-755-8243 1029

中国平安

专业·价值 PING AN OF CHINA

RECEIVED

2008 MAY 19 A 9:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 April, 2008

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd.
Information Furnished Pursuant to Rule
12g3-2(b) under the Securities Exchange Act of
1934 (File No. 82-34809)

Ladies and Gentlemen:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "**Commission**") pursuant to subparagraph (1) (iii) of Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

Information Submitted Herewith

Documents which the Company is required to furnish to the Commission pursuant to subparagraph (1) (iii) of the Rule are set forth in Annex A attached hereto. With respect to documents for which an English version or summary is available, copies of the documents are enclosed herein.[1] With respect to documents for which no English language version, translation or summary has been prepared, brief descriptions of the documents are set forth in Annex B attached hereto.

If you have any questions in connection with this matter, please contact the undersigned person in Shenzhen, China by telephone at +86 755 8240 4515 or by fax at +86 755 8243 1019, or Mr. Gene Buttrill of DLA Piper Hong Kong by telephone at +852 2103 0811 or by fax at +852 2810 1345.

Very truly yours,

Yao Jun

(Enclosures)

[1] Documents for which an English version is available are denoted by an asterisk in Annex A.

Annex A

List of Documents Published, Filed or Distributed

1 Notice in Hong Kong in respect of the annual general meeting of the Company dated 27 March 2008*

2 Reply slip for annual general meeting published on 26 March 2008*

3 Form of proxy for the annual general meeting published on 26 March 2008*

4 Circular in Hong Kong in respect of the general mandate to issue shares, appointment of non-executive director and notice of the annual general meeting dated 27 March 2008*

5 Annual Report for the year 2007 published in Hong Kong on 26 March 2008*

6 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 29 February 2008 dated 20 March 2008*

7 Overseas Regulatory Announcement in Hong Kong in respect of the resolutions passed during the eighth meeting of the fifth Supervisory Committee dated 20 March 2008

8 Overseas Regulatory Announcement in Hong Kong in respect of the resolutions passed during the eighteenth meeting of the seventh Board of Directors dated 20 March 2008

9 Announcement in Hong Kong in respect of audited results for the year ended 31 December 2007 dated 19 March 2008*

10 Announcement in Hong Kong in respect of the possible acquisition of an interest in Fortis Investment Management NV/SA dated 19 March 2008*

11 Announcement in Hong Kong in respect of the date of board meeting dated 7 March 2008*

12 Announcement in Hong Kong in respect of the voting results of the extraordinary general meeting, the H shareholders class meeting and the A shareholders class meeting dated 5 March 2008*

13 Overseas Regulatory Announcement in Hong Kong in respect of commencement of trading of A Shares previously subject to selling restriction dated 28 February 2008

14 Overseas Regulatory Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 January 2008 dated 14 February 2008*

15 Reply form for choice of receipt and language of corporate communication published on 13 February 2008*

16 Announcement in Hong Kong in respect of choice of receipt and language of corporate communication, despatch of circular and change of venue of the extraordinary general meeting and H shareholders class meeting dated 13 February 2008*

17 Circular in Hong Kong in respect of proposed specific mandate to issue A Shares relating to a possible placing of A Shares, proposed application for the issue of not more than 412 million A Share bonds with warrants in the PRC and possible connected transaction dated 13 February 2008*

18 Announcement in Hong Kong in respect of delay in despatch of the circular in relation to the possible A Share placing and the issue of the A Share bonds with warrants dated 5 February 2008*

19 Overseas Regulatory Announcement in Hong Kong in respect of the second announcement of the notice of the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting dated 5 February 2008

20 Overseas Regulatory Announcement in Hong Kong in respect of the estimated improvement in results for 2007 dated 29 January 2008*

21 Announcement in Hong Kong in respect of proposed specific mandate to issue A Share relating to a possible placing of A Shares and proposed application for the issue of not more than 412 million A Share bonds with warrants in the PRC dated 18 January 2008*

22 Reply slip for extraordinary general meeting published on 20 January 2008*

23 Form of proxy for the extraordinary general meeting published on 20 January 2008*

24 Reply slip for H shareholders general meeting published on 20 January 2008*

25 Form of proxy for the H shareholders class meeting published on 20 January 2008*

26 Notice in Hong Kong in respect of the H shareholders class meeting dated 18 January 2008*

27 Notice in Hong Kong in respect of the extraordinary general meeting dated 18 January 2008*

28 Overseas Regulatory Announcement in Hong Kong in respect of the resolutions passed at the seventeenth Board meeting of the seventh Board of Directors dated 18 January 2008

29 Overseas Regulatory Announcement in Hong Kong in respect of the continuing connected transaction with Bank of Communications in relation to the bank deposit arrangement dated 18 January 2008

30 Overseas Regulatory Announcement in Hong Kong in respect of the report of use of proceeds raised in relation to the listing of A Shares dated 18 January 2008

31 Announcement in Hong Kong in respect of the improvement of results of Ping An Securities Company, Ltd. dated 18 January 2008*

32 Overseas Regulatory Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 December 2007 dated 18 January 2008*

33 Overseas Regulatory Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 30 November 2007 dated 10 December 2007*

34 Notice in Shanghai in respect of the annual general meeting for the year 2007 dated 27 March 2008

35 Announcement in Shanghai in respect of information in relation to the annual general meeting for the year 2007 published on 27 March 2008

36 Announcement in Shanghai in respect of the resolutions passed during the eighteenth Board meeting of the seventh Board of Directors dated 20 March 2008

37 Announcement in Shanghai in respect of the resolutions passed during the eighth meeting of the fifth Supervisory Committee dated 20 March 2008

38 Annual Report for the year 2007 published in Shanghai on 20 March 2008

39 Announcement in Shanghai in respect of the summary of Annual Report for the year 2007 dated 19 March 2008

40 Announcement in Shanghai in respect of the terms of reference of the Audit Committee in relation to the preparation of Annual Report published on 20 March 2008

41 Announcement in Shanghai in respect of the policy governing the role of independent non-executive directors in relation to the preparation of Annual Report published on 20 March 2008

42 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 29 February 2008 dated 20 March 2008

43 Announcement in Shanghai in respect of the acquisition of the possible acquisition of an interest in Fortis Investment Management NV/SA published on 20 March 2008

44 Announcement in Shanghai in respect of the explanatory note issued by the Company's Auditor in relation to the receivables from the controlling shareholders and other connected parties, and the provision of guarantees by the Company to the controlling shareholders and their corporate bodies dated 19 March 2008

45 Announcement in Shanghai in respect of the announcement published on the H share market regarding the date of board meeting dated 7 March 2008

46 Announcement in Shanghai in respect of the voting results of the extraordinary general meeting, the H shareholders class meeting and the A shareholders class meeting dated 6 March 2008

47 Announcement in Shanghai in respect of commencement of trading of A Shares previously subject to selling restriction dated 28 February 2008

48 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 January 2008 dated 15 February 2008

49 Announcement in Shanghai in respect of the announcement published on the H share market regarding choice of receipt and language of corporate communication, dispatch of circular and change of venue of the extraordinary general meeting and H shareholders class meeting dated 13 February 2008

50 Announcement in Shanghai in respect of the circular published on H share market regarding the specific mandate to issue A Shares relating to a possible placing of A Shares, proposed application for the issue of not more than 412 million A Share bonds with warrants in the PRC and possible connected transaction dated 13 February 2008

51 Second Announcement in Shanghai in respect of the notice of the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting published on 5 February 2008

52 Announcement in Shanghai in respect of information regarding the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting dated 18 January 2008

53 Announcement in Shanghai in respect of the announcement on the H share market regarding the delay in despatch of the circular in relation to the possible A Share placing and the issue of the A Share bonds with warrants to its Shareholders dated 5 February 2008

54 Announcement in Shanghai in respect of the estimated improvement in results for 2007 dated 29 January 2008

55 Announcement in Shanghai in respect of the continuing connected transaction with Bank of Communications in relation to the bank deposit arrangement dated 18 January 2008

56 Announcement in Shanghai in respect of the resolutions passed during the seventeenth meeting of the seventh Board of Directors dated 18 January 2008

57 Announcement in Shanghai in respect of the report of use of proceeds raised in relation to the listing of A Shares dated 18 January 2008

58 Announcement in Shanghai in respect of the notice of the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting dated 18 January 2008

59 Announcement in Shanghai in respect of the information regarding the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting dated 18 January 2008

60 Announcement in Shanghai in respect of the improvement of results of Ping An Securities Company, Ltd. dated 18 January 2008

61 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 December 2007 dated 18 January 2008

62 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 30 November 2007 dated 10 December 2007

Annex B

Brief Descriptions of Documents with No English Language Version, Translation or Summary

1 Overseas Regulatory Announcement in Hong Kong in respect of the resolutions passed during the eighth meeting of the fifth Supervisory Committee dated 20 March 2008

2 Overseas Regulatory Announcement in Hong Kong in respect of the resolutions passed during the eighteenth meeting of the seventh Board of Directors dated 20 March 2008

3 Overseas Regulatory Announcement in Hong Kong in respect of commencement of trading of A Shares previously subject to selling restriction dated 28 February 2008

4 Overseas Regulatory Announcement in Hong Kong in respect of the second announcement of the notice of the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting dated 5 February 2008

5 Overseas Regulatory Announcement in Hong Kong in respect of the resolutions passed at the seventeenth Board meeting of the seventh Board of Directors dated 18 January 2008

6 Overseas Regulatory Announcement in Hong Kong in respect of the continuing connected transaction with Bank of Communications in relation to the bank deposit arrangement dated 18 January 2008

7 Overseas Regulatory Announcement in Hong Kong in respect of the report of use of proceeds raised in relation to the listing of A Shares dated 18 January 2008

8 Notice in Shanghai in respect of the annual general meeting for the year 2007 dated 27 March 2008

9 Announcement in Shanghai in respect of information in relation to the annual general meeting for the year 2007 published on 27 March 2008

10 Announcement in Shanghai in respect of the resolutions passed during the eighteenth Board meeting of the seventh Board of Directors dated 20 March 2008. During the meeting, the Board has passed reports in relation to the Company's internal control, risk management and compliance. The Board has also approved the possible acquisition of an interest in Fortis Investment Management NV/SA.

11 Announcement in Shanghai in respect of the resolutions passed during the eighth meeting of the fifth Supervisory Committee dated 20 March 2008. During the meeting, the Supervisory Committee has approved the Report of the Supervisory Committee, and the Annual Report of the Company.

12 Annual Report for the year 2007 published in Shanghai on 20 March 2008

13 Announcement in Shanghai in respect of the summary of Annual Report for the year 2007 dated 19 March 2008

14 Announcement in Shanghai in respect of the terms of reference of the Audit Committee in relation to the preparation of Annual Report published on 20 March 2008

15 Announcement in Shanghai in respect of the policy governing the role of independent non-executive directors in relation to the preparation of Annual Report published on 20 March 2008

16 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 29 February 2008 dated 20 March 2008

17 Announcement in Shanghai in respect of the acquisition of the possible acquisition of an interest in Fortis Investment Management NV/SA published on 20 March 2008

18 Announcement in Shanghai in respect of the explanatory note issued by the Company's Auditor in relation to the receivables from the controlling shareholders and other connected parties, and the provision of guarantees by the Company to the controlling shareholders and their corporate bodies dated 19 March 2008

19 Announcement in Shanghai in respect of the announcement published on the H share market regarding the date of board meeting dated 7 March 2008

20 Announcement in Shanghai in respect of the voting results of the extraordinary general meeting, the H shareholders class meeting and the A shareholders class meeting dated 6 March 2008

21 Announcement in Shanghai in respect of commencement of trading of A Shares previously subject to selling restriction dated 28 February 2008. 3,121,586,596 A Shares were subjected to selling restriction for 12 months from the date the Company's A Shares listing on the Shanghai Stock Exchange. The selling restriction expired on 28 February 2008.

22 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 January 2008 dated 15 February 2008

23 Announcement in Shanghai in respect of the announcement published on the H share market regarding choice of receipt and language of corporate communication, dispatch of circular and change of venue of the extraordinary general meeting and H shareholders class meeting dated 13 February 2008

24 Announcement in Shanghai in respect of the circular published on H share market regarding the specific mandate to issue A Shares relating to a possible placing of A Shares, proposed application for the issue of not more than 412 million A Share

bonds with warrants in the PRC and possible connected transaction dated 13 February 2008

25 Second Announcement in Shanghai in respect of the notice of the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting published on 5 February 2008. The Announcement set out the detailed arrangement of the meetings and also details of the resolutions to be passed during each meeting.

26 Announcement in Shanghai in respect of information regarding the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting dated 18 January 2008

27 Announcement in Shanghai in respect of the announcement on the H share market regarding the delay in despatch of the circular in relation to the possible A Share placing and the issue of the A Share bonds with warrants to its Shareholders dated 5 February 2008

28 Announcement in Shanghai in respect of the estimated improvement in results for 2007 dated 29 January 2008

29 Announcement in Shanghai in respect of the continuing connected transaction with Bank of Communications in relation to the bank deposit arrangement dated 18 January 2008

30 Announcement in Shanghai in respect of the resolutions passed during the seventeenth Board meeting of the seventh Board of Directors dated 18 January 2008. During the meeting, the Board has approved the connected transaction with Bank of Communications and the plan for public issuance of A Shares to undesignated parties.

31 Announcement in Shanghai in respect of the report of use of proceeds raised in relation to the listing of A Shares dated 18 January 2008

32 Announcement in Shanghai in respect of the notice of the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting dated 18 January 2008

33 Announcement in Shanghai in respect of the information regarding the extraordinary general meeting, A shareholders class meeting and H shareholders class meeting dated 18 January 2008

34 Announcement in Shanghai in respect of the improvement of results of Ping An Securities Company, Ltd. dated 18 January 2008

35 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 December 2007 dated 18 January 2008

36 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 30 November 2007 dated 10 December 2007

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2007.

2. To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2007.

3. To consider and approve the annual report and its summary of the Company for the year ended December 31, 2007.

4. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2007.

5. To consider and approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2007.

6. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

7. To consider and approve the appointment of Mr. Clive Bannister as a non-executive director of the Company to hold office until the expiry of the term of the existing Board of Directors.

8. To consider the "Report on the Performance of Independent Non-executive Directors".

9. To consider the "Report on the Use of Proceeds of the Funds Raised Previously".

10. To consider and authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time provided:

    (i) THAT the aggregate amount of such guarantees shall not exceed 50% of the latest audited net asset value of the Company from time to time;

(ii) THAT there shall be no upper limit to the amount of guarantee allocated to any one subsidiary of the Company within the limit approved at the general meeting, provided that the amount of any one single guarantee shall not exceed 10% of the latest audited net asset value of the Company;

(iii) THAT subject to the limitation set out in (i) and (ii) above, the executive Directors are authorized to approve substantive details of such guarantees in such manner as they see fit.

AS SPECIAL RESOLUTION

11. To give a general mandate to the Board of Directors to issue, allot and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

"THAT

(A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and the applicable laws and regulations of the People's Republic of China, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with, either separately or concurrently, additional H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of the aggregate nominal amount of H shares of the Company in issue on the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or (iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC

March 27, 2008

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined by poll.

2. In order to determine the list of shareholders who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2007, the H share register of members will be closed from Sunday, April 13, 2008 to Tuesday, May 13, 2008, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares whose names appear on the register of members on Tuesday, May 13, 2008 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Friday, April 11, 2008. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2007 is expected to be paid on or before May 27, 2008 to the shareholders whose names appear on the H share register of members of the Company on Tuesday, May 13, 2008. The registration date and arrangements in relation to the rights of holders of A shares of the Company to attend the Annual General Meeting and to receive the final dividend for the year ended December 31, 2007 will be separately announced in the PRC.

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Wednesday, April 23, 2008 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 400 8866 338, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce the identity documents.

8. Concerning the proposed resolution no. 11, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Reply Slip for Annual General Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We (Note 1) ____

of ____

being the registered holder(s) of (Note 2) ____________________ A Shares / H Shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend the annual general meeting of the Company to be held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC or to appoint proxy to attend on my/our behalf.

Date: ____________________ 2008   Signature(s): ____________________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s). Please also strike out the irrelevant type of shares (A Shares or H Shares).

3. The completed and signed reply slip should be delivered to the Company's principal place of business in PRC or Hong Kong on or before Wednesday, April 23, 2008 by hand, by post or by fax.

   The Company's principal place of business in PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 400 8866 338, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the Annual General Meeting to be held on Tuesday, May 13, 2008

I/We (Note 1) ____________________

of ____________________

being the registered holder(s) of (Note 2) ____________________ A Shares / H Shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** (Note 3)

or ____________________

of ____________________

as my/our proxy to attend and act for me/us at the annual general meeting of the Company to be held at 10:00 a.m. on Thursday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC (the "Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below (Note 4).

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)	Abstention (Note 4)
1.	To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2007.			
2.	To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2007.			
3.	To consider and approve the annual report and its summary of the Company for the year ended December 31, 2007.			
4.	To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2007.			
5.	To consider and approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2007.			
6.	To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.			
7.	To consider and approve the appointment of Mr. Clive Bannister as a non-executive director of the Company to hold office until the expiry of the term of the existing Board of Directors.			
8.	To consider the "Report on the Performance of Independent Non-executive Directors".			
9.	To consider the "Report on the Use of Proceeds of the Funds Raised Previously".			
10.	To consider and authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time provided:			
	(i) THAT the aggregate amount of such guarantees shall not exceed 50% of the latest audited net asset value of the Company from time to time;			
	(ii) THAT there shall be no upper limit to the amount of guarantee allocated to any one subsidiary of the Company within the limit approved at the general meeting, provided that the amount of any one single guarantee shall not exceed 10% of the latest audited net asset value of the Company;			
	(iii) THAT subject to the limitation set out in (i) and(ii) above, the executive Directors are authorized to approve substantive details of such guarantees in such manner as they see fit.			
	SPECIAL RESOLUTIONS			
11.	To give a general mandate to the Board of Directors to issue, allot and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares.			

Date: ____________________ 2008 Signature(s) (Note 5): ____________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (A Shares or H Shares) to which the proxy does not relate.
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN IN A RESOLUTION, TICK IN THE BOX MARKED "ABSTENTION".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.
6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).
7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the China Securities Depositary and Clearing Corporation Limited for holders of A Shares and at the H Share registrar of the Company for holders of H Shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H Share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
8. Shareholders or their proxies attending the Meeting shall produce their identity documents.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

GENERAL MANDATE TO ISSUE SHARES, APPOINTMENT OF NON-EXECUTIVE DIRECTOR AND NOTICE OF THE ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC is set out on pages 8 to 11 of this circular.

A form of proxy for use at the Annual General Meeting is enclosed and is also published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk/index.htm) and the Company (http://www.pingan.com.cn). Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Wednesday, April 23, 2008 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the Annual General Meeting and voting in person if you so wish.

March 27, 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	Shares which are listed on the Shanghai Stock Exchange
"Annual General Meeting"	the annual general meeting of the Company to be held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC
"Articles of Association"	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time
"Board"	the board of Directors of the Company
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company duly incorporated in the PRC with limited liability the A Shares of which are listed on the Shanghai Stock Exchange and the H Shares of which are listed on the Hong Kong Stock Exchange
"Directors"	the directors of the Company
"General Mandate"	the proposed general mandate to allot, issue and otherwise deal with additional H Shares representing up to the limit of 20% of the H Shares in issue on the date of the passing of the related resolution
"H Shares"	overseas listed foreign Shares which are listed on the Hong Kong Stock Exchange, and subscribed for and traded in Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	March 19, 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

"PRC"	the People's Republic of China, but for the purposes of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Stock Exchange"	The Shanghai Stock Exchange of the PRC
"Share(s)"	ordinary shares(s) of RMB1.00 each in the share capital of the Company
"Shareholders"	holders of Share(s)

中国平安
中保·集团 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi
Cheung Chi Yan Louis

Non-executive Directors:
Lin Yu Fen
Cheung Lee Wah
Anthony Philip HOPE
Fan Gang
Lin Lijun
Hu Aimin
Chen Hongbo
Wong Tung Shun Peter
Ng Sing Yip

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony
Zhang Hongyi
Chen Su
Xia Liping

Registered office:
Ping An Building
Ba Gua No. 3 Road
Shenzhen, PRC

Principal place of business in Hong Kong:
11th Floor
Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

March 27, 2008

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATE TO ISSUE SHARES, APPOINTMENT OF NON-EXECUTIVE DIRECTOR AND NOTICE OF THE ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to give you notice of the Annual General Meeting and to provide you with information regarding certain resolutions to be proposed at the Annual General Meeting to enable you to make an informed decision on whether to vote for or against those resolutions at the Annual General Meeting.

GENERAL MANDATE TO ISSUE SHARES

To increase the flexibility and efficiency in operation, and to give discretion to the Board in the event that it becomes desirable to issue any Shares, the Company proposes to obtain shareholders' approval for the General Mandate to allot, issue and otherwise deal with additional H Shares up to the limit of 20% of the H Shares in issue on the date of the passing of the relevant resolution. Any exercise of the power by the Directors under the General Mandate shall comply with the relevant requirements of the Listing Rules, the Articles of Association and the applicable laws and regulations of the PRC. The Board has no present plan to issue new Shares pursuant to the General Mandate. The General Mandate shall be effective from the date of passing the relevant resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or other applicable laws to be held; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

As at the Latest Practicable Date, the Company had in issue 7,345,053,334 Shares including 2,558,643,698 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company will be allowed to allot, issue and deal with up to a maximum of 511,728,739 H Shares on the basis that no further H Shares will be issued by the Company prior to the Annual General Meeting.

PROPOSED APPOINTMENT OF NON-EXECUTIVE DIRECTOR

According to the Articles of Association, the Board shall comprise 19 Directors. The Company proposes to appoint Mr. Clive Bannister as a non-executive Director in place of Mr. Anthony Philip HOPE, who has agreed to resign upon appointment of Mr. Clive Bannister so as to maintain a Board of 19 Directors. The appointment of Mr. Bannister is subject to approval by shareholders at the Annual General Meeting and by the China Insurance Regulatory Commission. Details of Mr. Bannister are as follows:

Mr. Clive Bannister, 49, has been the Group Managing Director of Insurance of HSBC Holdings plc since November 2006. Mr. Bannister was appointed as the General Manager and Chief Executive responsible for Private Banking of HSBC Holdings plc from July 2001 to November 2006. Mr. Bannister was appointed as the Chief Executive of Private Banking of HSBC Holdings plc from June 1998 to May 2001. During the period, Mr. Bannister was appointed as director of HSBC Insurance Holdings Limited, the chairman of HSBC Private Bank (UK) Limited and HSBC Private Bank (Monaco) Limited, director of HSBC Guyerzeller Bank AG Switzerland, HSBC Private Bank (Suisse) SA, HSBC Private Bank (France) and HSBC Private Bank (Suisse) Holdings AG. In 1998, Mr. Bannister also acted as Special

Adviser to the HSBC group's Chairman, developing strategies for HSBC. Between 1996 and 1998, Mr. Bannister was Head of Investment Banking and Deputy CEO of HSBC Securities Inc in New York, overseeing debt and equity securities business in the Americas and worked as Director, Head of Planning and Strategy of HSBC Investment Banking. Prior to joining HSBC Holdings plc in 1994, Mr. Bannister was a partner in the financial consulting practice of Booz Allen & Hamilton. He obtained a master degree in Politics, Philosophy and Economics from Exeter College, Oxford University in 1982.

The Company proposes to appoint Mr. Bannister as a non-executive Director to hold office until the expiry of the term of the existing Board. Mr. Bannister will not receive a Directors' fee. Save as disclosed above, he does not have any relationship with other directors, supervisors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Bannister does not have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no information which is discloseable nor any matters required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders.

PROVISION OF GUARANTEES FOR SUBSIDIARIES

Resolution was passed at the annual general meeting on 7 June 2007 to approve the provision of guarantees to subsidiaries of the Group of an aggregate amount not exceeding RMB35 billion at any time.

The Company is targeted to become one of the leading international integrated financial services group with a focus on insurance, banking and asset management businesses and in order to cater the rapid expansion of the business scale and the increasing capital demand of the subsidiaries of the Company as well as to capitalize the favorable market conditions so that the transactions can be timely executed, the Company proposed to adjust the amount of guarantees to be provided to its subsidiaries and proposed the following resolutions to the shareholders at the Annual General Meeting:

(i) that the Company is authorized to provide guarantees in respect of the liabilities of its subsidiaries from time to time provided that the aggregate amount of such guarantees shall not exceed 50% of the latest audited net asset value of the Company from time to time;

(ii) there shall be no upper limit to the amount of guarantee allocated to any one subsidiary of the Company within the limit approved at the general meeting, provided that the amount of any one single guarantee shall not exceed 10% of the latest audited net asset value of the Company;

(iii) that subject to the limitation set out in (i) and (ii) above, the executive Directors are authorized to approve substantive details of such guarantees in such manner as they see fit.

In the event that the Company provides guarantee(s) to subsidiary of the Company which is a connected person under the Listing Rules, the Company will comply with the relevant requirement of the Listing Rules.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC is set out on pages 8 to 11 of this circular.

In order to determine the list of H Share shareholders who are entitled to attend the Annual General Meeting and to receive the final dividend for the year ended December 31, 2007, the H Shares register of members of the Company will be closed from Sunday, April 13, 2008 to Tuesday, May 13, 2008, both days inclusive, during which period no transfer of H Shares will be effected. Holders of H Shares whose names appear on the register of members on Tuesday, May 13, 2008 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Friday, April 11, 2008. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2007 is expected to be paid on or before May 27, 2008 to the Shareholders whose names appear on the H Share register of members of the Company on Tuesday, May 13, 2008.

A form of proxy for use at the Annual General Meeting is enclosed and is also published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk/index.htm) and the Company (http://www.pingan.com.cn). Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Wednesday, April 23, 2008 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the Annual General Meeting and voting in person if you so wish.

VOTING BY POLL AT THE ANNUAL GENERAL MEETING

According to the Articles of Association, resolutions at a shareholders' meeting in general shall be determined by poll.

RECOMMENDATION

The Directors believe that all resolutions proposed for consideration and approval by the Shareholders at the Annual General Meeting are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all the Shareholders should vote in favour of all the resolutions to be proposed at the Annual General Meeting as set out in the notice of Annual General Meeting.

Yours faithfully,
For and on behalf of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2007.

2. To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2007.

3. To consider and approve the annual report and its summary of the Company for the year ended December 31, 2007.

4. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2007.

5. To consider and approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2007.

6. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

7. To consider and approve the appointment of Mr. Clive Bannister as a non-executive director of the Company to hold office until the expiry of the term of the existing Board of Directors.

8. To consider the "Report on the Performance of Independent Non-executive Directors".

9. To consider the "Report on the Use of Proceeds of the Funds Raised Previously".

10. To consider and authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time provided:

(i) THAT the aggregate amount of such guarantees shall not exceed 50% of the latest audited net asset value of the Company from time to time;

(ii) THAT there shall be no upper limit to the amount of guarantee allocated to any one subsidiary of the Company within the limit approved at the general meeting. provided that the amount of any one single guarantee shall not exceed 10% of the latest audited net asset value of the Company;

(iii) THAT subject to the limitation set out in (i) and (ii) above, the executive Directors are authorized to approve substantive details of such guarantees in such manner as they see fit.

AS SPECIAL RESOLUTION

11. To give a general mandate to the Board of Directors to issue, allot and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

"THAT

(A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and the applicable laws and regulations of the People's Republic of China, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with, either separately or concurrently, additional H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of the aggregate nominal amount of H shares of the Company in issue on the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or (iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC

March 27, 2008

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined by poll.

2. In order to determine the list of shareholders who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2007, the H share register of members will be closed from Sunday, April 13, 2008 to Tuesday, May 13, 2008, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares whose names appear on the register of members on Tuesday, May 13, 2008 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Friday, April 11, 2008. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2007 is expected to be paid on or before May 27, 2008 to the shareholders whose names appear on the H share register of members of the Company on Tuesday, May 13, 2008. The registration date and arrangements in relation to the rights of holders of A shares of the Company to attend the Annual General Meeting and to receive the final dividend for the year ended December 31, 2007 will be separately announced in the PRC.

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Wednesday, April 23, 2008 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 400 8866 338, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce the identity documents.

8. Concerning the proposed resolution no. 11, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2008 to February 29, 2008 were RMB19,069.72 million, RMB4,835.67 million, RMB 3.43 million and RMB523.47 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn).

The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules. As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, March 20, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

（於中華人民共和國註冊成立之股份有限公司）

（股份代號：2318）

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年3月20日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　證券代碼：601318　　編號：臨 2008-013

中國平安保險（集團）股份有限公司
第五屆監事會第八次會議決議公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及監事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第五屆監事會第八次會議於2008年3月7日以書面方式通知各位監事，並於2008年3月18日上午在深圳市觀瀾鎮平安金融培訓學院VIP會議室召開。本次監事會會議由監事會主席肖少聯先生召集並主持，會議應出席監事9人，實到6人，監事段偉紅女士、車峰先生和胡杰女士分別書面委託監事會主席肖少聯先生出席會議並行使表決權。會議有效行使表決權票數9票，符合《中華人民共和國公司法》和《公司章程》的規定，會議合法、有效。出席會議的監事經過討論和表決，通過如下決議：

一、審議通過了《公司2007年度監事會報告》，並同意提交股東大會審議

表決結果：贊成9票、反對0票、棄權0票

二、審議通過了《關於審議公司2007年年度報告正文和摘要的議案》

根據《中華人民共和國公司法》和《公司章程》等相關規定，監事會審議了公司2007年年度報告正文和摘要，監事會認為：

1、 公司《2007年年度報告》的編製和審核程序符合法律、行政法規、中國證監會和《公司章程》的規定；

2、 公司《2007年年度報告》內容真實、準確、完整地反映了公司的實際情況；

3、 監事會未發現參與年報編製和審議的人員有違反保密規定的行為。

表決結果：贊成9票、反對0票、棄權0票

三、審議通過了《關於公司會計估計變更的議案》

同意本公司在符合保監發【1999】90號文件關於所提取責任準備金不得低於法定責任準備金，以及評估利息率不得高於定價利率或7.5%的精算規定的基礎上，對定價利息率高於或等於7.5%的高利率險種採用更穩健的評估利息率。於2007年度，本公司將高利率險種的評估利息率從6.5%-7.5%降至6%-6.5%。本項會計估計變更對本公司2007年度稅前利潤的影响為減少稅前利潤約人民幣9,698百萬元。

作為一項會計估計變更，評估利息率的調整，是結合本公司的具體情況，持續的、有計劃進行的。本公司從2000年開始就逐步對預定利率高於或等於7.5%的高利率保單的評估利息率適當下調，本公司在2007年上半年亦按計劃下調了評估利息率，該項會計估計變更對截至2007年6月30日止6個月期間稅前利潤的影响為減少稅前利潤約人民幣6,260百萬元。本公司在未來仍將繼續推進該計劃。

評估利息率下調雖然導致了公司當期的稅前利潤減少，但隨着責任準備金的增提，高利率保單在未來可能產生的虧損也會相應減少，對公司未來產生的負面財務影响將減弱。

表決結果：贊成9票、反對0票、棄權0票

四、審議通過了《關於公司關聯交易專項審計的議案》

表決結果：贊成9票、反對0票、棄權0票

五、監事會聽取了公司《2007年度廉政建設報告》

與會監事對公司2007年廉政建設工作表示滿意。

六、監事會聽取了公司《2007年度內部控制評估報告》

與會監事對公司2007年度內部控制工作表示滿意。

七、監事會聽取了公司《關於公司再融資情況的報告》

與會監事充分認可本次再融資的必要性，一致認為本次再融資經過了謹慎決策，並符合法律法規規定的發行A股及分離交易可轉換公司債券的條件，公司再融資信息披露和決策程序合法合規，並對再融資過程中各種事件進行了恰當處理和應對。監事會對公司再融資的決策表示理解和支持。

特此公告。

中國平安保險(集團)股份有限公司監事會
2008年3月20日

RECEIVED
2008 MAY 19 A 9:

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年3月20日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　證券代碼：601318　　編號：臨 2008-012

中國平安保險（集團）股份有限公司
第七屆董事會第十八次會議決議公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第七屆董事會第十八次會議通知已於2008年3月5日發出，會議於2008年3月19日在深圳市觀瀾鎮平安金融培訓學院國際會議廳召開，會議應出席董事19人，實到董事16人。董事王冬勝先生書面委託董事伍成業先生出席會議並行使表決權，董事張永銳先生書面委託董事周永健先生出席會議並行使表決權，董事陳甦先生書面委託董事夏立平先生出席會議並行使表決權。本公司部份監事和高級管理人員列席了會議。會議符合《公司法》和本公司《章程》的規定。

會議由董事長馬明哲先生主持，與會董事經充分審議，以舉手表決方式逐項通過了如下議案：

一、　審議通過了《關於公司會計估計變更的議案》

同意本公司在符合保監發【1999】90號文件關於所提取責任準備金不得低於法定責任準備金，以及評估利息率不得高於定價利率或7.5%的精算規定的基礎上，對定價利息率高於或等於7.5%的高利率險種採用更穩健的評估利息率。於2007年度，本公司將高利率險種的評估利息率從6.5%-7.5%降至6%-6.5%。本項會計估計變更對本公司2007年度稅前利潤的影響為減少稅前利潤約人民幣9,698百萬元。

作為一項會計估計變更，評估利息率的調整，是結合本公司具體情況持續的、有計劃進行的。本公司從2000年開始就逐步對預定利率高於或等於7.5%的高利率保單的評估利息率適當下調，本公司在2007年上半年亦按計劃下調了評估利息率，並已於半年度財務報告中反映，該項會計估計變更對截至2007年6月30日止6個月期間稅前利潤的影響為減少稅前利潤約人民幣6,260百萬元。本公司在未來仍將繼續推進該計劃。

評估利息率下調雖然導致了本公司當期的稅前利潤減少，但隨着責任準備金的增提，高利率保單在未來可能產生的虧損也會相應減少，對本公司未來產生的負面財務影响將減弱。

表決結果：贊成19票、反對0票、棄權0票

二、 審議通過了《關於審議<公司獨立非執行董事年報工作制度>的議案》

具體內容請詳見上海證券交易所網站。

表決結果：贊成19票、反對0票、棄權0票

三、 審議通過了《關於審議<審計委員會年報工作規程>的議案》

具體內容請詳見上海證券交易所網站。

表決結果：贊成19票、反對0票、棄權0票

四、 審議通過了《關於確定公司審計負責人的議案》

確定葉素蘭女士為公司審計負責人。葉素蘭女士自2004年加盟本公司，現擔任本公司總經理助理兼首席稽核執行官。

表決結果：贊成19票、反對0票、棄權0票

五、 審議通過了《關於審議<公司合規管理辦法>的議案》

表決結果：贊成19票、反對0票、棄權0票

六、 審議通過了《關於公司關聯交易專項審計的議案》

表決結果：贊成19票、反對0票、棄權0票

七、 審議通過了《關於聘請公司首席財務官的議案》

同意聘請姚波先生出任本公司首席財務官，本公司現任總經理兼首席財務官張子欣先生將不再兼任該職務。姚波先生2001年5月加盟本公司，於2004年2月開始擔任本公司財務副總監及副總精算師，並兼任企劃精算部總經理；2007年1月起任本公司總經理助理、總精算師兼企劃部總經理。

表決結果：贊成19票、反對0票、棄權0票

八、 審議通過了《公司2007年度內部控制自我評估報告》

具體內容請詳見上海證券交易所網站。

表決結果：贊成19票、反對0票、棄權0票

九、 審議通過了《公司2007年度內部控制評估報告》，並同意將該報告提交中國保險監督管理委員會

表決結果：贊成19票、反對0票、棄權0票

十、 審議通過了《公司2007年度風險評估報告》，並同意將該報告提交中國保險監督管理委員會

表決結果：贊成19票、反對0票、棄權0票

十一、 審議通過了《公司2007年度合規工作報告》，並同意將該報告提交中國保險監督管理委員會

表決結果：贊成19票、反對0票、棄權0票

十二、 審議通過了《公司2007年年度經營報告》

表決結果：贊成19票、反對0票、棄權0票

十三、 審議通過了《關於續聘安永華明會計師事務所和安永會計師事務所為公司2008年度審計機構的議案》，並同意提交股東大會審議

同意續聘安永華明會計師事務所及安永會計師事務所分別為公司2008年度中國會計準則財務報告審計機構及國際財務報告準則財務報告審計機構，並同意提請股東大會授權董事會授權公司經營班子決定其酬金。

表決結果：贊成19票、反對0票、棄權0票

十四、 審議通過了《公司2007年度財務決算報告》，並同意提交股東大會審議

表決結果：贊成19票、反對0票、棄權0票

十五、 審議通過了《公司2007年度利潤分配預案》，並同意提交股東大會審議

本公司2007年度經審計的母公司中國會計準則財務報表凈利潤為人民幣68.62億元，本公司2007年度利潤分配以此為基準，提取10%的法定盈餘公積。

經過上述利潤分配，並結轉按相關規定調整的上年度未分配利潤後，根據中國會計準則和國際財務報告準則財務報表，並按照《公司章程》及其他相關規定，確定可分配利潤額為人民幣55.87億元。

本公司擬以總股本7,345,053,334股為基數，按每股人民幣0.50元進行年度末期現金股息分配，共計人民幣36.73億元。其餘未分配利潤（包括以公允價值計量且其變動進入當期損益的金融資產，其公允價值變動形成的收益）結轉至2008年度。

本公司無公積金轉增股本方案。

表決結果：贊成19票、反對0票、棄權0票

十六、 審議通過了《公司2007年度董事會報告》，並同意提交股東大會審議

表決結果：贊成19票、反對0票、棄權0票

十七、 審議通過了《公司2007年度企業管治報告》

表決結果：贊成19票、反對0票、棄權0票

十八、 審議通過了《公司2007年年度報告（草稿）》，並同意提交股東大會審議

表決結果：贊成19票、反對0票、棄權0票

十九、 審議通過了《公司截至2007年12月31日業績公告及2007年年報摘要（草稿）》，並同意提交股東大會審議

表決結果：贊成19票、反對0票、棄權0票

二十、 審議通過了《關於推薦董事候選人的議案》，並同意提交股東大會審議

同意推薦Clive BANNISTER先生為公司非執行董事候選人，Clive BANNISTER先生出任公司非執行董事後將不在公司領取薪酬。Clive BANNISTER先生的董事任職資格需經本公司股東大會和中國保險監督管理委員會分別審批通過後生效。賀培先生自Clive BANNISTER先生的董事任職資格生效之日起正式卸任公司非執行董事。

Clive BANNISTER先生的簡歷請詳見本公告附件。

表決結果：贊成19票、反對0票、棄權0票

二十一、審議通過了《關於審議<獨立非執行董事履職情況報告>的議案》，並同意將該報告提交股東大會審議通過後上報中國保險監督管理委員會

表決結果：贊成19票、反對0票、棄權0票

二十二、審議通過了《關於調整為控股子公司提供綜合擔保額度的議案》，並同意提交股東大會審議

同意對本公司向控股子公司提供的綜合擔保餘額做如下調整：

1、 對控股子公司擔保餘額的額度調整至不超過公司最近一期經審計淨資產的50%；

2、 本公司對任意一家控股子公司提供的擔保餘額額度在股東大會批准的總額度內不再設上限，但單筆擔保額度權限不得超過公司最近一期經審計淨資產的10%；

3、 授權本公司執行董事在股東大會批准的擔保餘額額度內對具體的擔保進行審批。

表決結果：贊成19票、反對0票、棄權0票

二十三、審議通過了《關於前次募集資金使用情況的報告》，並同意提交股東大會審議

表決結果：贊成19票、反對0票、棄權0票

二十四、審議通過了《關於授予董事會一般授權，以配發、發行及處理不超過公司已發行H股20%的新增H股的議案》，並同意提交股東大會審議

表決結果：贊成19票、反對0票、棄權0票

二十五、審議通過了《關於投資富通投資管理公司的議案》

同意本公司就投資富通投資管理公司吸收合併荷蘭銀行旗下資產管理公司（不包括某些非核心資產）後全部已發行股份的50%，與富通銀行簽署不具有法律約束力的《諒解備忘錄》，並授權執行董事在《諒解備忘錄》確定的原則和條件下，與富通銀行協商並簽署相關具有法律約束力的交易文件。

具體內容請詳見本公司關於《投資富通投資管理公司的公告》。

表決結果：贊成19票、反對0票、棄權0票

以上第十三至第十六、第十八至第二十四項事項須提交本公司2007年度股東大會審議，具體內容請詳見本公司另行公佈的2007年度股東大會通知和會議資料。

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年3月20日

附件:

Clive BANNISTER先生簡歷

國籍: 英國 出生年月: 1958年10月28日

工作經歷:

2006.11至今

滙豐控股有限公司集團常務董事(保險業務)

- 出任集團管理委員會成員之一，該委員會是一個由九9位高管人員組成的行政會，主席為集團行政總裁紀勤。
- 負責在三年內，把滙豐保險業務(壽險、財產險、再保險及集團自保)的利潤由佔集團份額的10%(約21億美元)倍增至20%;在2007年年底，滙豐保險的稅前利潤為32億美元。當前，滙豐保險的保費收入共170億美元，資本額70億美元，僱員總數9,000人，分布在35個地點。滙豐保險在平安保險(中國第二大人壽保險公司)及其他多家保險公司均有董事席位。
- 滙豐是全球第二大銀行，資本額2,000億美元，業務遍及83個國家，僱員總數31萬人。

2001.7- 2006 .11

滙豐集團私人銀行業務總經理及行政總裁

1998.6-2001.5

滙豐集團私人銀行業務行政總裁

負責在亞洲、瑞士、歐洲及美洲70個地點的私人銀行業務，僱員總數5,700人。

- 據估計，滙豐集團私人銀行在2007年的稅前利潤為13億美元(6年內稅前利潤增長12倍)，躍身成為全球第3大私人銀行，排名僅次於瑞士聯合銀行及Credit Suisse;管理資產3,400億美元，資產負債表加總600億美元，資本額45億美元。
- 收益分配:歐洲 - 50% (僱員總數3,400人);亞洲 - 30% (僱員總數1,300人);美洲 - 15% (僱員總數1,100人)

董事席位: 滙豐保險控股有限公司

被委任為：	HSBC Private Bank (UK) Limited 主席
	HSBC Private Bank (Monaco) Limited 主席
	HSBC Guyerzeller Bank AG Switzerland 董事
	HSBC Private Bank (Suisse) SA 滙豐私人銀行(瑞士)有限公司董事
	HSBC Private Bank (France) 董事
	HSBC Private Bank (Suisse) Holdings AG滙豐私人銀行(瑞士)控股有限公司董事

1998

擔任滙豐集團主席龐約翰的特別顧問，負責規劃及制訂首項集團戰略，名為「增值管理」，在1999至2004年期間實施，包括8項急需執行的措施。

1996-1998

滙豐證券公司有限公司

投資銀行主管及副主席

- 組建集團第20組公司，僱員總數650人
- 持有總值3億5,000萬美元的持有資產以支持債券及證券
- 主管投資加拿大及拉丁美洲銀行業務

產品範圍包括：企業融資、私募證券、項目融資、槓桿資本、證券資本市場

董事	滙豐證券有限公司及HSBC Markets Inc	紐約
	滙豐詹金寶加拿大有限公司	多倫多
	HSBC Capital (Canada) Inc	温哥華
	Midland Montagu Private Equity Inc	紐約

1994-1996	滙豐投資銀行控股有限公司董事	倫敦、香港、紐約

策略部主管

- 滙豐集團私人銀行業務董事，負責歐洲聯繫工作
- 負責滙豐投資銀行控股有限公司旗下子公司的規劃工作，包括滙豐銀行資產管理、Samuel Montagu、滙豐投資銀行亞洲、詹金寶、滙豐私人銀行業務
- 滙豐投資銀行控股有限公司HSBC Investment Bank Holdings plc 資本達3億7,500萬美元, 利潤為6億7,500萬美元；在47個國家經營業務，僱員5,500 人。

1991-1993	Booz Allen & Hamilton (博思艾倫策略及技術諮詢公司) 合夥人	倫敦

- 歐洲保險實務主管，被選為博思艾倫環球最年青合夥人
- 為歐洲各地的領頭保險公司、銀行及投資銀行提供顧問服務

1987-1990	Spicer & Oppenheim Consultants 顧問服務公司創辦人兼董事	倫敦、巴黎、新加坡

- 創建公司，辦事處遍及倫敦、巴黎、香港、新加坡，僱員總數45。七成的顧問服務集中為金融機構提供戰略建議。
- 1990年秋售予博思艾倫策略及技術諮詢公司。

1984 -1987	博思艾倫策略及技術諮詢公司 — 總監	倫敦

1981-1984	First National Bank of Boston（波士頓第一國民銀行）－ 貸款主任 － 完成銀行貸款主任培訓，並獲調往波士頓加入特別行業部 － 為美國片廠及有線電視營運商提供股本貸款	倫敦、波士頓
1991-1996	Wax Lyrical － 非執行主席 － 英國最大的蠟燭分銷商，共有52家店鋪，銷售額為3,000萬美元	倫敦、都伯林、杜拜、

教育及獎項

2005	獲VRL KnowledgeBank（前稱VRL Publishing）選為全年最出色私人銀行家
1997	美國「一般證券代表」資格（第7系列「一般證券」水平，2003年續照）（在美國，所有執業的證券經紀人必須通過該資格考試。）
1991.8	美國斯坦福大學商學院: 行政人員短期課程
1983-1984	扶輪基金工商管理碩士獎學金
1979	三井獎學金：在日本遊歷及念書
1978	土耳其Northcotte 國際學生獎學金
1977-1980	英國牛津大學文學士二級榮譽（政治、哲學、經濟）Exeter 學院（文學碩士1982）
1972-1977	英國倫敦University College School Hampstead中學

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT OF AUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007

CHAIRMAN'S STATEMENT

In 2007, the PRC economy continued its stable and strong growth, which, together with a series of major breakthroughs in financial system reform and business innovation, have contributed to the prosperous development of the entire financial and insurance sectors. Leveraging on the positive domestic and foreign market trends, the Company continued to enhance its integrated financial services and global investment platform and fully capitalized on the favourable economic environment during 2007, which resulted in the healthy development of all its business segments. In 2007, the Company realized a net profit of RMB19,219 million and total income of RMB137,051 million, representing an increase of 140.2% and 55.4% respectively over the previous year.

Looking back at 2007, all our business segments exhibited strong growth momentum and we have further strengthened our 'three-pillar' strategy for integrated financial services.

- Our insurance businesses continued to maintain a strong growth momentum, resulting in total premium income and premium deposits of over RMB100 billion. In terms of our life insurance business, we achieved a new record high and made significant improvement in business scale and service quality, with an enlarged sales force of over 300,000 people. Our property and casualty insurance business recorded exceptionally strong growth, with total premium income exceeding RMB20 billion for the first time. The asset entrusted under the pension annuity reached RMB4.98 billion.

- The integration and transformation of the banking business was completed smoothly, which substantially strengthened the banking business of the Company. Shenzhen Ping An Bank has achieved significant growth in the business since its establishment. By the end of 2007, Shenzhen Ping An Bank had established five "Anchor Wealth Management" centres, introduced "Ying Dong Li" (赢動力) business for small and medium-sized enterprises and issued nearly 300,000 credit cards.

- The investment business capitalized on the buoyant market conditions and was a major contributor to the significant increase in the Company's profits. The Company realized substantial increase in the returns from investment of the insurance assets, recorded strong growth in income from securities brokerage and investment banking businesses, and witnessed the growth of its wealth management trust assets to RMB47.5 billion. In addition, we have made good progress in establishing the global investment platform which has led to enhanced global asset allocation capability and has resulted in the Company becoming the first mainland China insurance company which has obtained regulatory approval to invest up to 15% of its total assets in the previous year in overseas markets.

In 2007, the Company was ranked first in the "Best Chinese Company in Corporate Governance" award, and was accredited the "Outstanding Asian Company in Corporate Governance 2007" and "Outstanding Board of Directors Award" by well-recognized overseas media publications and international credit rating agencies for our best practice corporate governance and highly disciplined, professional and effective Board of Directors. In addition, the Company was also awarded "Most Respectable Enterprise in China" for the sixth consecutive year and "Best Corporate Citizen in China" for the fourth consecutive year. The Company was also accredited as "Pioneer Company for Driving Local Corporate Citizenship in China".

We will celebrate the twentieth anniversary of the establishment of Ping An in 2008. During the past 20 years, the Company has grown from a small insurance firm with only 13 employees to an integrated financial services group with almost 70,000 employees and 300,000 sales agents as well as over 40 million customers. Ping An has gradually expanded from a business focused solely on property and casualty insurance to an integrated financial services group covering life insurance, property and casualty insurance, banking, asset management, corporate annuity, trust and securities business. The Company has grown not only in scale and diversity, but has also established a stronger foundation for a more sustainable operation going forward. I am very honored to have witnessed and be part of the Company's landmark transformation alongside my colleagues.

The year 2008 marks the beginning of the third decade of Ping An's development as a company. Looking ahead, we are very confident of the long term, strong growth of the Chinese economy and Ping An. Together with the continuous support of our shareholders, the exceptional leadership of our Board of Directors, the full dedication of our employees and the deep trust placed by our customers, we strongly believe that Ping An will be able to achieve its development objectives for the next ten years and to deliver long-term, sustainable returns to our shareholders.

KEY FINANCIAL AND OPERATION INFORMATION

Group's Consolidated Performance

The following is a summary of the consolidated results of the Group:

For the year ended December 31, (in RMB million)	**2007**	2006
Total income	**137,051**	88,198
Total expenses	**(115,047)**	(79,650)
Operating profit before tax	**22,004**	8,548
Net profit	**19,219**	8,000

The following table sets forth the breakdown of our net profit by business segment:

For the year ended December 31, (in RMB million)	2007	2006
Life insurance	**10,883**	5,704
Property and casualty insurance	**2,073**	1,048
Banking	**1,537**	71
Securities	**1,492**	609
Other businesses[1]	**3,234**	568
Net profit	**19,219**	8,000

(1) Other businesses mainly include corporate, trust business and asset management business.

Consolidated Investment Income

For the year ended December 31, (in RMB million, except percentages)	2007	2006
Net investment income	**15,257**	12,198
Net realized and unrealized gains	**36,487**	9,773
Total investment income	**51,744**	21,971
Net investment yield[1]	**4.5%**	4.3%
Total investment yield[1]	**14.1%**	7.7%

(1) Lease income from investment properties and interest income from cash and cash equivalents are included in the calculation of the above yields. Net foreign currency gains/losses on investment assets denominated in foreign currencies and investment income from banking business are excluded in the calculation of the above yields. Average investment assets used as the denominator are computed based on Modified Dietz method in principle.

The following table presents our investment portfolio allocations among the major categories of our investments:

As at December 31, (in RMB million, except percentages)	2007 Carrying Value	2007 % of Total	2006 Carrying Value	2006 % of Total
Fixed maturity investments				
Term deposits[1]	**33,188**	**7.0%**	59,107	17.8%
Bond investments[1]	**191,023**	**40.2%**	187,334	56.4%
Other fixed maturity investments[1]	**2,411**	**0.5%**	1,381	0.4%
Equity investments[1][2]	**117,279**	**24.7%**	44,771	13.5%
Investment properties	**3,812**	**0.8%**	1,421	0.4%
Cash, cash equivalents and others	**127,174**	**26.8%**	38,150	11.5%
Total investments[3]	**474,887**	**100.0%**	332,164	100.0%

(1) These figures exclude items that are classified as cash and cash equivalents.
(2) Equity investments include equity investment funds, equity securities and investment in an associate.
(3) Investment assets exclude banking business.

Life Insurance

The following tables set forth certain financial and operating data for our life insurance business:

For the year ended December 31, (in RMB million, except percentages)	2007	2006
Gross written premiums and policy fees	**59,913**	53,622
Individual life insurance	**51,577**	45,870
Bancassurance	**678**	928
Group insurance	**7,658**	6,824
Premium deposits	**19,270**	14,580
Individual life insurance	**12,714**	9,296
Bancassurance	**6,556**	5,284
Gross written premiums, policy fees and premium deposits	**79,183**	68,202
Market share of gross written premiums, policy fees and premium deposits[1]	**16.0%**	17.0%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the CIRC.

As at or for the year ended December 31,	2007	2006
Number of customers:		
Individual (in thousand)	**33,808**	31,761
Corporate (in thousand)	**351**	307
Total (in thousand)	**34,159**	32,068
Persistency ratio:		
13-month	**90.4%**	89.0%
25-month	**81.2%**	80.3%
Agent productivity:		
First year premiums, policy fees and premium deposits per agent per month	**5,316**	4,737
New life insurance policies per agent per month[1]	**1.3**	1.2

(1) Starting from 2007, new insurance policies will not take into account policies containing guaranteed renewal terms, the comparative figures of 2006 have been restated to conform to the current year's presentation.

The following table sets forth certain information of our life insurance distribution channels as at the dates indicated:

As at December 31,	2007	2006
Number of individual life sales agents	**301,801**	205,437
Number of group sales representatives	**2,857**	2,127
Bancassurance outlets	**26,310**	24,214

Property and Casualty Insurance

The following tables set forth certain financial and operating data for our property and casualty insurance business:

For the year ended December 31, (in RMB million, except percentages)	2007	2006
Gross written premiums	**20,493**	16,074
Automobile	**14,319**	11,057
Non-automobile	**5,087**	4,207
Accident and health	**1,087**	810
Market share of gross written premiums(1)	**10.3%**	10.7%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the CIRC.

As at or for the year ended December 31,	2007	2006
Combined ratio:		
Expense ratio	**32.6%**	25.8%
Loss ratio	**66.0%**	69.6%
Combined ratio	**98.6%**	95.4%
Number of customers:		
Individual (in thousand)	**7,140**	6,222
Corporate (in thousand)	**1,617**	1,724
Total (in thousand)	**8,757**	7,946

The following table sets forth certain information of our property and casualty insurance distribution channels as at the dates indicated:

As at December 31,	2007	2006
Number of direct sales representatives	**10,420**	8,424
Number of insurance agents	**10,948**	10,868

Banking Business

The following tables set forth certain financial and operating data for our banking business:

For the year ended December 31, (in RMB million, except percentages)	**2007**	2006
Interest income	**5,314**	192
Interest expenses	**(1,836)**	(80)
Net interest income	**3,478**	112
Net interest spread[1]	**2.7%**	1.8%

(1) Net interest spread represents the difference between the average yield on interest earning assets (excluding recovery of interest income on non performing loans) and the average cost on interest bearing liabilities.

The following tables set forth loans and advances mix and loan quality for our banking business:

As at December 31, (in RMB million)	**2007**	2006
Corporate loans	**36,142**	22,254
Discounted bills	**5,976**	12,634
Retail loans	**19,782**	14,038
Total loans and advances	**61,900**	48,926

As at December 31, (in RMB million, except percentages)	**2007**	2006
Pass	**58,370**	44,914
Special mention	**3,019**	910
Substandard	**296**	936
Doubtful	**167**	1,262
Loss	**48**	904
Total loans and advances	**61,900**	48,926
Total non performing loans	**511**	3,102
Non-performing loans ratio	**0.8%**	6.3%
Impairment provisions balance	**420**	2,343
Provisions coverage ratio	**82.2%**	75.5%

FINANCIAL STATEMENTS

A. Prepared in accordance with International Financial Reporting Standards ("IFRSs")

Consolidated Income Statement
For the year ended December 31, 2007

For the year ended December 31, (in RMB million)	Notes	2007	2006
Gross written premiums and policy fees	4	**80,406**	69,696
Less: Premiums ceded to reinsurers		**(4,298)**	(4,271)
Net written premiums and policy fees		**76,108**	65,425
Increase in unearned premium reserves, net		**(2,502)**	(2,299)
Net earned premiums		**73,606**	63,126
Reinsurance commission income		**1,167**	1,549
Interest income of banking operations	5	**5,314**	192
Other fees and commission income		**2,616**	657
Investment income	6	**51,744**	21,971
Share of profit or loss of associates		**4**	–
Other income		**2,600**	703
Total income		**137,051**	88,198
Change in deferred policy acquisition costs		**9,372**	5,480
Claims and policyholders' benefits		**(92,392)**	(66,181)
Commission expenses of insurance operations		**(10,854)**	(8,078)
Interest expenses of banking operations	5	**(1,565)**	(80)
Other fees and commission expenses		**(570)**	(92)
Loan loss provisions, net of reversals		**118**	(3)
Foreign currency losses		**(501)**	(466)
General and administrative expenses		**(18,655)**	(10,230)
Total expenses		**(115,047)**	(79,650)
Operating profit before tax	7	**22,004**	8,548
Income taxes	8	**(2,785)**	(548)
Net profit		**19,219**	8,000
Attributable to:			
– Equity holders of the parent		**18,688**	7,838
– Minority interests		**531**	162
		19,219	8,000
		RMB	*RMB*
Earnings per share for net profit attributable to equity holders of the parent – basic	10	**2.61**	1.27

Consolidated Balance Sheet
As at December 31, 2007

As at December 31, (in RMB million)	2007	2006
ASSETS		
Balances with central bank and statutory deposits	**20,794**	9,234
Cash and amounts due from banks and other financial institutions	**87,859**	95,912
Fixed maturity investments	**274,241**	213,041
Equity investments	**128,931**	46,729
Derivative financial assets	**177**	21
Loans and advances to customers	**63,125**	49,152
Investment in associates	**1,472**	176
Premium receivables	**4,434**	2,939
Reinsurance assets	**4,880**	4,130
Policyholder account assets in respect of insurance contracts	**34,871**	20,961
Policyholder account assets in respect of investment contracts	**4,622**	3,971
Deferred policy acquisition costs	**41,305**	31,866
Investment properties	**3,882**	1,528
Property and equipment	**8,165**	4,766
Intangible assets	**4,400**	1,484
Deferred income tax assets	**87**	417
Other assets and receivables	**8,053**	8,108
Total assets	**691,298**	494,435
EQUITY AND LIABILITIES		
Equity		
Share capital	**7,345**	6,195
Reserves	**81,322**	29,703
Retained profits	**23,155**	10,477
Equity attributable to equity holders of the parent	**111,822**	46,375
Minority interests	**2,029**	1,375
Total equity	**113,851**	47,750
Liabilities		
Due to banks and other financial institutions	**14,644**	5,138
Assets sold under agreements to repurchase	**13,556**	13,436
Derivative financial liabilities	**189**	178
Customer deposits	**91,925**	75,960
Insurance contract liabilities	**416,474**	329,541
Investment contract liabilities for policyholders	**5,421**	4,233
Policyholder dividend payable and provisions	**7,006**	4,107
Income tax payable	**807**	691
Deferred income tax liabilities	**6,369**	1,657
Other liabilities	**21,056**	11,744
Total liabilities	**577,447**	446,685
Total equity and liabilities	**691,298**	494,435

Consolidated Statement of Changes in Equity

For the year ended December 31, 2007

		Equity attributable to equity holders of the parent								
			Reserves							
(in RMB million)	*Notes*	Share capital	Capital reserve	Surplus reserve fund	General reserve	Net unrealized gains	Foreign currency translation differences	Retained profits	Minority interests	Total
As at January 1, 2007		6,195	14,835	6,126	517	8,250	(25)	10,477	1,375	47,750
Issue of new shares		1,150	37,720	-	-	-	-	-	-	38,870
Share issue expenses		-	(648)	-	-	-	-	-	-	(648)
Net profit for 2007		-	-	-	-	-	-	18,688	531	19,219
Net gains on available-for-sale investments		-	-	-	-	38,003	-	-	380	38,383
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	(20,676)	-	-	(207)	(20,883)
Deferred tax recognized, net	*8*	-	-	-	-	(3,403)	-	-	(34)	(3,437)
Dividends declared	*9*	-	-	-	-	-	-	(3,085)	-	(3,085)
Appropriations to statutory reserve		-	-	1,509	-	-	-	(1,509)	-	-
Appropriations to general reserves		-	-	-	1,422	-	-	(1,422)	-	-
Transfer of surplus reserve fund		-	-	(6)	-	-	-	6	-	-
Changes in subsidiaries		-	-	-	-	-	-	-	50	50
Currency translation adjustments		-	-	-	-	-	(17)	-	-	(17)
Dividends for minority interests		-	-	-	-	-	-	-	(43)	(43)
Shadow accounting adjustment		-	-	-	-	(2,285)	-	-	(23)	(2,308)
As at December 31, 2007		7,345	51,907	7,629	1,939	19,889	(42)	23,155	2,029	113,851

		Equity attributable to equity holders of the parent									
			Reserves								
(in RMB million)	*Notes*	Share capital	Capital reserve	Surplus reserve fund	Statutory public welfare fund	General reserve	Net unrealized gains	Foreign currency translation differences	Retained profits	Minority interests	Total
As at January 1, 2006		6,195	14,835	4,743	783	430	715	(13)	5,308	526	33,522
Net profit for 2006		-	-	-	-	-	-	-	7,838	162	8,000
Net gains on available-for-sale investments		-	-	-	-	-	15,271	-	-	152	15,423
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	-	(2,996)	-	-	(30)	(3,026)
Deferred tax recognized, net	*8*	-	-	-	-	-	(1,330)	-	-	(13)	(1,343)
Dividends declared	*9*	-	-	-	-	-	-	-	(1,982)	-	(1,982)
Appropriations to statutory reserve		-	-	600	-	-	-	-	(600)	-	-
Appropriations to general reserves		-	-	-	-	87	-	-	(87)	-	-
Change in equity interests in subsidiaries		-	-	-	-	-	-	-	-	54	54
Transfer of surplus reserve fund		-	-	783	(783)	-	-	-	-	-	-
Acquisition of minority interests		-	-	-	-	-	-	-	-	617	617
Currency translation adjustments		-	-	-	-	-	-	(12)	-	(4)	(16)
Dividends for minority interests		-	-	-	-	-	-	-	-	(55)	(55)
Shadow accounting adjustment		-	-	-	-	-	(3,410)	-	-	(34)	(3,444)
As at December 31, 2006		6,195	14,835	6,126	-	517	8,250	(25)	10,477	1,375	47,750

Supplementary Information

1. Organization and principal activities

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company's principal subsidiaries are mainly engaged in the provision of life insurance, property and casualty insurance, banking and other financial services.

2. Changes in accounting policies

The Group has revised certain significant accounting policies following adoption of the following revised IFRSs which management considers being most relevant to its current operations:

- *IAS 1 Amendment: Capital Disclosures*

  IAS 1 Amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are included in the financial statements.

- *IFRS 7 Financial Instruments: Disclosures*

  IFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of IAS 32. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/ revised where appropriate.

- *IFRIC-Int 7* — *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies*

  IFRIC-Int 8 — *Scope of IFRS 2*

  IFRIC-Int 9 — *Reassessment of Embedded Derivatives*

  IFRIC-Int 10 — *Interim Financial Reporting and Impairment*

  Other than additional disclosures, adoption of these revised standards and new interpretations did not have significant impact on the Group's financial statements.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers other new or revised IFRSs and related pronouncements effective in the year do not have significant impact on these financial statements either.

3. Segment reporting

The Group's business segment information is currently divided into life insurance business, property and casualty insurance business, banking business, securities business, corporate and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

The segment analysis for the year ended December 31, 2007 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Gross written premiums and policy fees	59,913	20,493	-	-	-	-	-	80,406
Less: Premiums ceded to reinsurers	(710)	(3,588)	-	-	-	-	-	(4,298)
Increase in unearned premium reserves, net	(219)	(2,283)	-	-	-	-	-	(2,502)
Net earned premiums	58,984	14,622	-	-	-	-	-	73,606
Reinsurance commission income	175	992	-	-	-	-	-	1,167
Interest income of banking operations	-	-	5,314	-	-	-	-	5,314
Other fees and commission income	160	-	145	1,899	-	750	(338)	2,616
Investment income	42,782	2,449	5	1,155	4,106	1,251	-	51,748
Other income	1,516	123	456	374	346	291	(506)	2,600
Total income	103,617	18,186	5,920	3,428	4,452	2,292	(844)	137,051
Change in deferred policy acquisition costs	8,820	552	-	-	-	-	-	9,372
Claims and policyholders' benefits	(82,741)	(9,651)	-	-	-	-	-	(92,392)
Commission expenses of insurance operations	(9,004)	(2,003)	-	-	-	-	153	(10,854)
Interest expenses of banking operations	-	-	(1,836)	-	-	-	271	(1,565)
Other fees and commission expenses	-	-	(33)	(228)	-	(309)	-	(570)
Loan loss provisions, net of reversals	-	-	116	-	-	2	-	118
Foreign currency losses	(510)	(10)	35	(4)	(4)	(8)	-	(501)
General and administrative expenses	(8,776)	(4,313)	(2,049)	(1,308)	(1,558)	(984)	333	(18,655)
Total expenses	(92,211)	(15,425)	(3,767)	(1,540)	(1,562)	(1,299)	757	(115,047)
Operating profit before tax	11,406	2,761	2,153	1,888	2,890	993	(87)	22,004
Income taxes	(523)	(688)	(616)	(396)	(354)	(208)	-	(2,785)
Net profit	10,883	2,073	1,537	1,492	2,536	785	(87)	19,219

4. *Gross written premiums and policy fees*

For the year ended December 31, (in RMB million)	**2007**	2006
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC Accounting Standards	**100,945**	85,405
Less: Business tax and surcharges	**(1,269)**	(1,129)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**99,676**	84,276
Less: Premium deposits allocated to policyholder contract deposits	**(15,090)**	(11,553)
Premium deposits allocated to policyholder accounts	**(4,180)**	(3,027)
Gross written premiums and policy fees	**80,406**	69,696
Long term life business gross written premiums and policy fees	**55,345**	49,677
Short term life business gross written premiums	**4,568**	3,945
Property and casualty business gross written premiums	**20,493**	16,074
Gross written premiums and policy fees	**80,406**	69,696

5. *Interest income and interest expenses of banking operations*

(1) Interest income of banking operations

For the year ended December 31, (in RMB million)	**2007**	2006
Loans and advances to customers	**3,200**	132
Balances with central bank	**163**	5
Bond interest income	**1,305**	–
Cash and amounts due from banks and other financial institutions	**646**	55
Total	**5,314**	192

(2) Interest expenses of banking operations

For the year ended December 31, (in RMB million)	**2007**	2006
Customer deposits	**1,228**	47
Due to banks and other financial institutions	**337**	33
Total	**1,565**	80

6. *Investment income*

(1) *Net investment income*

For the year ended December 31, (in RMB million)	**2007**	2006
Interest income on fixed maturity investments		
Bonds		
– Held-to-maturity	**5,064**	4,836
– Available-for-sale	**2,592**	1,717
– Carried at fair value through profit or loss	**473**	92
Term deposits		
– Loans and receivables	**2,191**	2,991
Others		
– Loans and receivables	**222**	88
Dividend income on equity investments		
Equity investment funds		
– Available-for-sale	**3,653**	1,625
– Carried at fair value through profit or loss	**1,874**	548
Equity securities		
– Available-for-sale	**251**	237
– Carried at fair value through profit or loss	**67**	113
Operating lease income from investment properties	**299**	117
Interest expenses on assets sold under agreements to repurchase	**(1,429)**	(166)
Total	**15,257**	12,198

(2) *Realized gains*

For the year ended December 31, (in RMB million)	**2007**	2006
Fixed maturity investments		
– Available-for-sale	**(1,538)**	103
– Carried at fair value through profit or loss	**10**	170
Equity investments		
– Available-for-sale	**22,421**	2,923
– Carried at fair value through profit or loss	**12,896**	3,124
Derivative financial instruments		
– Carried at fair value through profit or loss	**494**	237
Others		
– Loans and receivables	**(296)**	–
Total	**33,987**	6,557

(3) *Unrealized gains/(losses)*

For the year ended December 31, (in RMB million)	**2007**	2006
Fixed maturity investments		
– Carried at fair value through profit or loss	**(258)**	(9)
Equity investments		
– Carried at fair value through profit or loss	**2,518**	3,117
Derivative financial instruments		
– Carried at fair value through profit or loss	**240**	108
Total	**2,500**	3,216

(4) *Total investment income*

For the year ended December 31, (in RMB million)	**2007**	2006
Net investment income	**15,257**	12,198
Realized gains	**33,987**	6,557
Unrealized gains	**2,500**	3,216
Total	**51,744**	21,971

7. ***Operating profit before tax***

(1) *Operating profit before tax is arrived at after charging/(crediting) the following items:*

For the year ended December 31, (in RMB million)	**2007**	2006
Employee costs *(Note 7(2))*	**8,714**	5,121
Provision for insurance guarantee fund	**331**	271
Depreciation of property and equipment	**609**	437
Depreciation of investment properties	**119**	64
Amortization of intangible assets	**96**	81
Gains on disposal of non-performing assets	**(267)**	–
Loss/(gain) on disposal of property and equipment and investment properties	**10**	(45)
Impairment losses on investment properties, property and equipment, and intangible assets	**28**	(149)
Provision for doubtful debts, net	**93**	100
Auditors' remuneration – review and audit fees	**23**	14
Operating lease payments in respect of land and buildings	**614**	525

(2) Employee costs

For the year ended December 31, (in RMB million)	**2007**	2006
Wages, salaries and bonuses	**7,806**	4,447
Retirement benefits, social security contributions and welfare benefits	**908**	674
Total	**8,714**	5,121

8. *Income taxes*

According to the "Provisional Regulations of the PRC on Enterprise Income Tax" which remains effective in 2007 as well as the related current interpretation and practices, the taxable income of the Group represents its income for financial reporting purposes, net of deductible and non-taxable items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	**Subsidiaries and branches**	**Tax rate**
Enterprise income tax in the PRC	– Located in Special Economic Zones and Ping An Bank	15%
	– Located outside the Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

For the year ended December 31, (in RMB million)	2007	2006
Consolidated income statement		
Current income tax	**1,488**	635
Income tax credit received	**–**	(289)
	1,488	346
Deferred income tax relating to the origination and reversal of temporary differences:		
Policyholders' reserves	**(4,790)**	(982)
Claim reserves	**396**	(270)
Unearned premium reserves	**23**	(2)
Deferred policy acquisition costs	**5,224**	1,134
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	**553**	462
Others	**(109)**	(140)
Total deferred income tax	**1,297**	202
Income taxes reported in consolidated income statement	**2,785**	548
Consolidated statement of changes in equity		
Deferred income tax related to net unrealized gains charged directly to equity	**3,437**	1,343

A reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

For the year ended December 31, (in RMB million)	2007	2006
Operating profit before income tax	**22,004**	8,548
Tax computed at the main applicable tax rate of 15%	**3,301**	1,282
Tax effect of income not taxable in determining taxable income	**(1,762)**	(1,133)
Tax effect of expenses not deductible in determining taxable income	**712**	531
Tax credit received	**–**	(289)
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**354**	157
Tax effect of changes in tax rate	**180**	–
Income taxes per consolidated income statement	**2,785**	548

The Group's tax position is subject to assessment and inspection of the tax authorities.

On March 16, 2007, the National People's Congress approved the PRC Corporate Income Tax Law (the "New CIT Law") which is effective from January 1, 2008. Under the New CIT Law, corporate income tax rate for domestic companies will decrease from 33% to 25% since January 1, 2008. In addition, for those enterprises benefiting from lower preferential tax rates (e.g. 15%), such preferential rates will be gradually phased out by increasing them over the next five years. This change in income tax rate will directly increase the Group's effective tax rate prospectively from 2008.

9. *Dividends*

For the year ended December 31, (in RMB million)	**2007**	2006
Interim dividends on ordinary shares declared during the year:		
Special interim dividend for 2007: Nil (2006: RMB0.20)	–	1,239
Interim dividend for 2007: RMB0.20 (2006: RMB0.12)	**1,469**	743
	1,469	1,982
Dividends on ordinary shares proposed for approval at annual general meeting (not recognized as a liability as at December 31):		
Final dividend for 2007: RMB0.50 (2006: RMB0.22)	**3,673**	1,616

10. *Earnings per share*

The basic earnings per share for the year is computed by dividing the net profit attributable to equity holders of the Company for the year by the weighted average number of 7,153,386,667 shares in issue (2006: weighted average number of 6,195,053,334 shares in issue).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

11. *Distributable reserves*

As at December 31, 2007, the Company's reserves available for distribution, calculated in accordance with the relevant regulations, totaled RMB5,587 million, of which RMB3,673 million has been proposed as a final dividend for the year. After deduction of such proposed final dividend, the retained profits (including unrealised gains arising from the fair value changes of the financial assets carried at fair value through profit or loss) were carried forward to 2008. In addition, the Company's capital reserve and surplus reserve fund, in the amount of RMB57,562 million, may be distributed by a future capitalization issue.

12. *Major customers*

In the year under review, gross written premiums, policy fees and premium deposits from the Group's five largest customers accounted for less than 2% of the total gross written premiums, policy fees and premium deposits for the year.

None of the Directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the Directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

13. Contingent liabilities

(1) Guarantees

Ping An Real Estate Investment Company Ltd. provided guarantees for value of certain investment properties held under trust schemes managed by China Ping An Trust & Investment Co., Ltd.. No such guarantees were provided as at December 31, 2007 (2006: RMB426 million).

(2) Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including but not limited to being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending assessments, lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

14. Post balance sheet events

(1) The Group's insurance contract liabilities as of December 31, 2007 was an estimate of the Group's outstanding insurance obligations as of December 31, 2007 based on the past experience up to that date. During January and February 2008, certain provinces in China had heavy snowfall. Since this is a non-adjusting post balance sheet event, it was not considered by the Group when the insurance contract liabilities as of December 31, 2007 were estimated. As of the authorization date of these financial statements, claims incurred, net of reinsurance, which are to be borne by the Group are estimated to be RMB400 million.

(2) On March 19, 2008, the directors proposed 2007 final dividend as stated in note 9.

(3) Pursuant to resolution of the board of directors on January 18, 2008 and of the extraordinary general meeting, A shareholders Class Meeting and H Shareholders Class Meeting on March 5, 2008, the Company intends to issue not more than 1,200,000,000 A-Shares, and to issue detachable A-Share Bonds with Warrants at par value for not more than RMB41.2 billion. The proceeds will be used as additional capital of the Company and/or in investment projects as approved by the relevant regulatory authorities. The above issuance of A-Shares and detachable A-Share Bonds with Warrants is still subject to approval from the Chinese Securities Regulatory Commission.

B. **Prepared in accordance with PRC Accounting Standards**

Consolidated Income Statement
For the year ended December 31, 2007

For the year ended December 31, (in RMB million)	2007	2006
Operating income		
Premium income	**100,945**	85,405
Including reinsurance premium income	**85**	28
Less: Premium ceded to reinsurers	**(4,298)**	(4,271)
Change in unearned premium reserves	**(2,615)**	(2,289)
Earned premium	**94,032**	78,845
Interest income from banking operations	**5,314**	192
Interest expense of banking operations	**(1,565)**	(80)
Net interest income from banking operations	**3,749**	112
Fees and commission income	**2,616**	657
Fees and commission expenses	**(570)**	(92)
Net income from fees and commission	**2,046**	565
Investment income	**56,950**	21,292
Gains from changes in fair values	**6,885**	6,895
Foreign exchange losses	**(501)**	(463)
Other operating income	**2,043**	673
Total Operating income	**165,204**	107,919
Operating expenses		
Surrenders	**(13,333)**	(8,617)
Claims paid	**(26,998)**	(18,081)
Less: Reinsurers' share of claims paid	**2,443**	2,446
Change in insurance contract reserves	**(77,545)**	(56,160)
Less: Reinsurers' share of insurance contract reserves	**592**	29
Policyholder dividends	**(3,514)**	(1,487)
Expenses for reinsurance accepted	**(16)**	(4)
Business tax and surcharges	**(3,656)**	(1,637)
Insurance related handling charges and commission	**(10,838)**	(8,074)
General and administrative expenses	**(15,465)**	(10,008)
Less: Reinsurers' share of expenses	**1,167**	1,548
Other operating expenses	**(585)**	(158)
Impairment losses	**(289)**	(5)
Total operating expenses	**(148,037)**	(100,208)

For the year ended December 31, (in RMB million)	2007	2006
Operating profit	**17,167**	7,711
Add: Non-operating income	**569**	87
Less: Non-operating expenses	**(253)**	(62)
Profit before tax	**17,483**	7,736
Less: Income taxes	**(1,902)**	(240)
Net Profit	**15,581**	7.496
Attributable to:		
Shareholders of the parent	**15,086**	7.342
Minority interests	**495**	154
	15,581	7.496
Earnings per share	**RMB**	RMB
Basic and diluted earnings per share	**2.11**	1.19

Consolidated Balance Sheet
As at December 31, 2007

As at December 31, (in RMB million)	2007	2006
ASSETS		
Cash on hand and at bank	**72,740**	42,585
Balances with clearing companies	**2,027**	875
Precious metal	**–**	111
Placements with banks and other financial institutions	**1,192**	1,727
Held-for-trading financial assets	**84,938**	44,003
Derivative financial assets	**177**	21
Financial assets purchased under agreements to resell	**36,457**	7,251
Interest receivables	**4,187**	3,249
Premium receivables	**4,568**	3,073
Receivable from reinsurers	**2,212**	795
Unearned premium reserves receivable from reinsurers	**2,615**	2,437
Claim reserves receivable from reinsurers	**2,304**	1,724
Policyholders' reserves for life insurance receivable from reinsurers	**6**	–
Long-term reserves for health insurance receivable from reinsurers	**6**	–
Policy loans	**2,411**	1,381
Loans and advances to customers	**63,125**	49,152
Deposits with stock and futures exchanges	**887**	334
Term deposits	**41,731**	65,416
Available-for-sale financial assets	**178,539**	95,200
Held-to-maturity investments	**127,736**	129,250
Long-term equity investments	**2,207**	415
Goodwill	**610**	409
Statutory deposits	**1,560**	1,520
Investment properties	**4,051**	1,660
Fixed assets	**7,894**	4,552
Intangible assets	**3,621**	940
Deferred tax assets	**87**	888
Other assets	**3,216**	4,320
Total assets	**651,104**	463,288

As at December 31, (in RMB million)	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Short-term borrowings	**3,719**	527
Due to banks and other financial institutions	**7,532**	3,465
Guarantee deposits	**5,398**	5,485
Placements from banks and other financial institutions	**175**	992
Derivative financial liabilities	**189**	178
Financial assets sold under agreements to repurchase	**13,980**	14,573
Customer bank deposits	**72,133**	66,725
Customer brokerage deposits	**14,394**	3,750
Premiums received in advance	**2,981**	1,352
Handling charges and commission payable	**1,104**	894
Due to reinsurers	**2,416**	746
Salary and welfare payable	**4,732**	2,133
Taxes payable	**1,907**	1,166
Interest payable	**574**	287
Claims payable	**5,161**	3,981
Policyholder dividends payable	**7,006**	4,107
Policyholder deposits and investments	**5,287**	4,049
Unearned premium reserves	**15,730**	12,937
Claim reserves	**7,645**	6,480
Policyholders' reserves for life insurance	**320,359**	248,574
Long-term reserves for health insurance	**37,213**	30,694
Long-term borrowings	**3,218**	155
Deferred tax liabilities	**4,822**	1,441
Other liabilities	**4,211**	1,971
Total liabilities	**541,886**	416,662
SHAREHOLDERS' EQUITY:		
Share capital	**7,345**	6,195
Capital reserves	**72,111**	23,246
Surplus reserves	**7,629**	6,120
General risk provision	**1,939**	517
Retained profits	**18,252**	9,182
Foreign currency translation differences	**(42)**	–
Attributable to shareholders' of the parent	**107,234**	45,260
Minority interests	**1,984**	1,366
Total shareholders' equity	**109,218**	46,626
Total liabilities and shareholders' equity	**651,104**	463,288

Income Statement of the Company
For the year ended December 31, 2007

For the year ended December 31, (in RMB million)	2007	2006
Operating income		
Investment income	**8,108**	6,443
Gains from changes in fair values	**324**	414
Foreign exchange losses	**(4)**	(27)
Other operating income	**346**	54
Total operating income	**8,774**	6,884
Operating expenses		
Business tax and surcharges	**(142)**	(24)
General and administrative expenses	**(1,414)**	(891)
Total operating expenses	**(1,556)**	(915)
Operating profit	**7,218**	5,969
Less: Non-operating expenses	**(2)**	(3)
Profit before tax	**7,216**	5,966
Less: Income tax	**(354)**	(44)
Net profit	**6,862**	5,922

Balance Sheet of the Company
As at December 31, 2007

As at December 31, (in RMB million)	2007	2006
ASSETS		
Cash on hand and at bank	**40,858**	3,139
Held-for-trading financial assets	**8,176**	5,458
Financial assets purchased under agreements to resell	**1,700**	–
Interest receivables	**75**	29
Term deposits	**289**	776
Available-for-sale financial assets	**4,311**	4,227
Long-term equity investments	**17,868**	17,368
Fixed assets	**85**	69
Intangible assets	**24**	18
Deferred tax assets	**10**	–
Other assets	**16**	422
Total assets	**73,412**	31,506
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Placements from banks and other financial institutions	**–**	820
Salary and welfare payable	**1,325**	586
Taxes payable	**380**	75
Deferred tax liabilities	**–**	93
Other liabilities	**219**	146
Total liabilities	**1,924**	1,720
SHAREHOLDERS' EQUITY:		
Share capital	**7,345**	6,195
Capital reserves	**52,506**	15,731
Surplus reserves	**5,655**	4,969
General risk provision	**395**	395
Retained profits	**5,587**	2,496
Total shareholders' equity	**71,488**	29,786
Total liabilities and shareholders' equity	**73,412**	31,506

C. Reconciliation of GAAP differences between PRC Accounting Standards and IFRS

The material GAAP differences between PRC Accounting Standards and IFRS in preparing financial statements are as follows:

For the year ended December 31, (in RMB million) Consolidated net profit	*Notes*	**2007**	2006
Financial statements prepared in accordance with IFRS		**18,688**	7,838
Unearned premium reserves	*(i)*	**(113)**	16
Policyholders' reserves for life insurance	*(ii)*	**4,988**	4,723
Deferred policy acquisition costs	*(iii)*	**(9,373)**	(5,480)
Deferred tax	*(iv)*	**883**	212
Minority interests and others		**13**	33
Financial statements prepared in accordance with PRC Accounting Standards		**15,086**	7,342

As at December 31, (in RMB million) Consolidated equity	*Notes*	**2007**	2006
Financial statements prepared in accordance with IFRS		**111,822**	46,375
Unearned premium reserves	*(i)*	**(199)**	(86)
Policyholders' reserves for life insurance	*(ii)*	**35,262**	30,023
Deferred policy acquisition costs	*(iii)*	**(41,305)**	(31,866)
Deferred tax	*(iv)*	**1,547**	687
Minority interests and others		**107**	127
Financial statements prepared in accordance with PRC Accounting Standards		**107,234**	45,260

Minority interests have been deducted from the above amounts.

Notes:

(i) Under PRC Accounting Standards, unearned premium reserves of life insurance subsidiaries should be no less than 50% of the retained premium for the current period. Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(ii) Under PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations promulgated by CIRC. Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iii) Under PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized over the expected life of the insurance contracts at a constant percentage of expected premiums or at a constant percentage of the present value of estimated gross profits expected to be realized over the life of the insurance contracts, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets and liabilities on the basis of the above differences and the tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The financial figures above in respect of the Announcement of Audited Results for the Year Ended December 31, 2007 ("Announcement") have been agreed by the Group's auditors, Ernst & Young, to the amounts set out in the Group's audited financial statements for the year ended December 31, 2007. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the HKICPA and consequently no assurance has been expressed by Ernst & Young on the Announcement.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES

Foreign currency denominated investments held by the Group are exposed to foreign currency risks. These assets include monetary assets, such as deposits and bonds held in foreign currency, and non-monetary assets measured at fair value, such as stocks and funds held in foreign currency. The Group's foreign currency denominated liabilities are also exposed to fluctuations in exchange rates. These liabilities include monetary liabilities, such as loans, customers' deposits and claim reserves denominated in foreign currency, and non-monetary liabilities measured at fair value. The exposures to fluctuations in exchange rates from the above assets and liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and liabilities and non-monetary assets and liabilities measured at fair value.

As at December 31, 2007 (in RMB million)	Decrease in profit	Decrease in equity
Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities and non-monetary assets and liabilities measured at fair value against the Renminbi	504	2,013

EMBEDDED VALUE

In order to provide investors with an additional tool to understand our economic value and business performance results, the Company has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Company's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Company is measured by the value of the Company's shares on any particular day. In valuing the Company's shares, investors take into account a variety of information available to them and their own investment criteria. Therefore, these calculated values should not be constructed as a direct reflection of the actual market value.

Components of Economic Value

As at December 31, (in RMB million)	2007	2006
Risk discount rate	**Earned Rate/11.5%**	Earned Rate/12%
Adjusted net asset value	**107,032**	46,282
Adjusted net asset value of life insurance business	**30,128**	19,056
Value of in-force insurance business written prior to June 1999	**(9,058)**	(20,932)
Value of in-force insurance business written since June 1999	**61,921**	48,011
Cost of holding the required solvency margin	**(9,585)**	(7,788)
Embedded value	**150,311**	65,573
Embedded value of life insurance business	**73,407**	38,347

As at December 31, (in RMB million)	2007	2006
Risk discount rate	**11.5%**	12%
Value of one year's new business	**8,254**	6,007
Cost of holding the required solvency margin	**(1,067)**	(875)
Value of one year's new business after cost of solvency	**7,187**	5,132

Note: Figures may not be additive due to rounding.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES CONTAINED IN APPENDIX 14 TO THE LISTING RULES

None of the directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices (the "Code on Corporate Governance Practices") contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") for any part of the period from January 1, 2007 to December 31, 2007 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company. Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company will be set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report to be contained in the Company's 2007 annual report.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS

As at December 31, 2007 the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), which have been notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the Directors and Supervisors of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified by the Directors or Supervisors to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 to the Listing Rules ("Model Code"), were as follows:

Interests in ordinary shares of the Company

Name of Director/ Supervisor	Position	H/A Shares	Capacity	No. of H/A Shares	Nature of interest	Percentage of total number of H/A Shares in issue (%)	Percentage of total shares in issue (%)
Cheung Chi Yan Louis	Executive Director	H	Beneficial owner	248,000	Long position	0.01	0.003
Chow Wing Kin Anthony	Independent Non-executive Director	H	Interest held jointly with another person*	7,500	Long position	0.00029	0.000
Lin Li	Supervisor	A	Interest of controlled corporations**	176,000,000	Long position	3.68	2.40

* Chow Wing Kin Anthony jointly held these shares with Chow Suk Han Anna.

** Lin Li was interested in the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 shares in the Company.

Save as disclosed above, as at December 31, 2007, none of the Directors or Supervisors held or was deemed to hold any interests or short positions in the shares and underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO), which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the Directors or Supervisors to the Company and the Stock Exchange pursuant to the Model Code nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC.

CLOSURE OF THE REGISTER OF MEMBERS

In order to determine the list of H share shareholders who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2007, the H shares register of members will be closed from Sunday, April 13, 2008 to Tuesday, May 13, 2008, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares whose names appear on the register of members on Tuesday, May 13, 2008 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Friday, April 11, 2008. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2007 is expected to be paid on or before May 27, 2008 to the shareholders whose names appear on the H share register of members of the Company on Tuesday, May 13, 2008. The registration date and arrangements in relation to the rights of A share shareholders to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2007 will be separately announced in the PRC.

AUDIT COMMITTEE

The audit committee of the Board of Directors of the Company (the "Audit Committee") comprises four Independent Non-executive Directors, Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony and one Non-executive Director, Mr. Anthony Philip HOPE. The Audit Committee has reviewed, in the presence of the internal and external auditors, the Group's principal accounting policies and the audited financial statements for the year ended December 31, 2007.

DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE COMPANY

The above detailed results announcement will be published on the website of the Company (www.pingan.com.cn) at around 9:00 a.m. on March 20, 2008.

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The 2007 annual report of the Company containing all the information required under Appendix 16 to the Listing Rules will be submitted to the Stock Exchange and published on the website of the Stock Exchange (www.hkexnews.hk) in due course.

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, March 19, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Lin Lijun, Fan Gang, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

POSSIBLE ACQUISITION OF AN INTEREST IN FORTIS INVESTMENT MANAGEMENT NV/SA

This announcement is made pursuant to the general disclosure requirements under Rule 13.09 of the Listing Rules.

The Board is pleased to announce that on 19 March 2008, the Company entered into a non-binding Memorandum of Understanding with Fortis under which it is proposed that the Company will acquire and Fortis will, at an indicative price of €2.15 billion (approximately HK$26.34 billion), sell the Interest, being 50% of the issued and fully diluted share capital of the JV, a company incorporated in Belgium which is the holding company of the global asset management business of Fortis Parent, after Fortis acquiring the entire issued share capital of AAAM and subsequently contributing such shares to JV (excluding certain non core assets). The Company and Fortis have been and will continue to be in exclusive discussions in relation to the Proposed Transaction until 15 April 2008.

The Board wishes to emphasize that no formal agreement in relation to the Proposed Transaction has been entered into as at the date of this announcement. As the Proposed Transaction may or may not proceed, Shareholders of the Company and public investors are urged to exercise caution when dealing in the Shares.

The Proposed Transaction may constitute a notifiable transaction under the Listing Rules if a formal legally binding sale and purchase agreement is entered into, in which case, the Company will comply with the applicable provisions of the Listing Rules.

This announcement is made pursuant to the general disclosure requirements under Rule 13.09 of the Listing Rules.

THE MEMORANDUM OF UNDERSTANDING

On 19 March 2008, the Company entered into a Memorandum of Understanding with Fortis in relation to the proposed sale and purchase of the Interest. Fortis is an Independent Third Party. The Memorandum of Understanding is non binding and the Company and Fortis will negotiate with an intention to enter into a final and binding agreement in relation to the Proposed Transaction on or before 15 April 2008.

PROPOSED TRANSACTION

Under the Memorandum of Understanding, it is proposed that:

1. The Company will acquire such number of shares in JV representing 50% of the issued and fully diluted share capital of JV after the Dropdown Contribution (as defined below) at an indicative price of €2.15 billion (approximately HK$26.34 billion). The indicative price is based on the current due diligence being carried out by the Company.

2. In the event that a formal sale and purchase agreement has not been entered into by 15 April 2008, the Memorandum of Understanding shall have no further effect except for any claim which a party may have against the other for any antecedent breach of those terms of the Memorandum of Understanding which are binding.

3. The Company and Fortis intend to negotiate and enter into definitive documentation which includes a sale and purchase agreement, a shareholders' agreement, a deed of indemnity, and branding agreements.

4. The JV had approximately €23 million (net of provision) in CDO (collateralized debt obligation) and CLO (collateralized loan obligation) exposure as at 31 December, 2007. Fortis has agreed to fully indemnify the Company against any impairment in their value.

5. The board of directors of the JV will comprise of two executive directors, six non-executive directors and four independent directors. Fortis will be entitled to nominate all the executive directors of the JV. The executive directors shall be the CEO and the next most senior member of the executive committee apart from the CEO. Fortis and the Company will each nominate three non-executive directors and propose two independent directors. The chairperson of the JV will be a director nominated by Fortis. The Company will also nominate a member to each of the remuneration and promotion committee and the audit committee of the JV and have a representative attend meetings of the Asian management committee of the JV as an observer, as well as second investment professionals to the JV's offices in Asia where it matches the requirements of the JV.

6. The parties agree to enter into good faith discussions for the conclusion of a technical assistance agreement prior to completion of the Proposed Transaction for the provision of technical assistance and knowhow in asset management by JV to the Company. The parties acknowledge that such commitment forms an important part of the strategic cooperation between the two parties in asset management.

7. The parties agree that Fortis' shareholding in the JV will be one share more than that of the Company.

8. Following completion of the Proposed Transaction:

   (a) The Company shall appoint the JV as a preferred provider to it for its global asset management business needs and requirements and the JV shall provide the requisite services on preferred terms; and

(b) The JV will be renamed as "平安富通投資管理集團控股公司" in Chinese and "Fortis Ping An Investment Management Group Holdings" in English. As to the branding of products, following completion of the Proposed Transaction, JV will market its current and future products under the combined names of Fortis and the Company unless, in the view of the JV's executive committee, it makes business sense to use other names or combinations.

9. The parties will take such steps as are necessary to ensure that all filing and notifications that are required to be made by each of them or by the JV with any governmental or regulatory authority prior to the signing of the definitive documentation are so made.

REASONS FOR THE PROPOSED TRANSACTION

Fortis Parent is an international financial service provider engaged in banking and insurance business. Shares in Fortis Parent are dually listed on Euronext Brussels and Euronext Amsterdam, and are secondarily listed on the Luxembourg Stock Exchange and Fortis Parent has a sponsored over-the-counter ADR programme in the United States. As at 31 December 2007, the total asset value and shareholders' equity of Fortis Parent were approximately EUR 871.2 billion and EUR 33.0 billion respectively. As at 29 February 2008, Fortis Parent had a market capitalisation of approximately EUR 32.3 billion. As at 22 January 2008, Ping An Life, a subsidiary of the Company, had on the secondary market acquired approximately 110 million shares of Fortis Parent, representing approximately 4.99% of Fortis Parent's issued share capital, and became its single largest shareholder. The total consideration was approximately EUR 2.11 billion. Fortis Parent, through its wholly-owned subsidiary Fortis, indirectly holds a 100% equity interest in the JV.

The JV is a company incorporated in Belgium and is a subsidiary of Fortis. JV is the holding company of Fortis Parent's global asset management business currently operating out of 19 countries (before taking into account AAAM's asset management business). JV has a globally integrated structure, with implementation coordinated through hubs in Paris, London, Brussels, Boston and Hong Kong. On or prior to the signing of the sale and purchase agreement, Fortis intends to acquire the entire issued share capital of AAAM and subsequently contributing such shares to JV (excluding certain non core assets) ("**Dropdown Contribution**"). The acquisition of AAAM by the JV is expected to be initiated on 2 April 2008. AAAM is the global asset management unit of ABN AMRO Bank NV with over 1,600 employees and is locally represented in 27 countries worldwide. From its headquarters in Amsterdam, AAAM coordinates global asset management through the key regional centres of Amsterdam, London, Hong Kong, Sao Paolo and Chicago. Each centre is responsible for account management, management sales, marketing, client servicing and local product development in its region. After taking into account AAAM's asset management business, the JV will have a presence in over 30 countries.

The Company and Fortis intend to use the JV as their primary entity outside the PRC to carry out global asset management business. The JV will carry on a global asset management business and hold all the assets relating to asset management business of Fortis Parent globally (including the asset management business of AAAM but excluding certain non core assets) and certain asset management business activities of the Group in Hong Kong. As a result of the Proposed Transaction, the Company will be able to further improve its integrated platform of financial services, rapidly increase its asset management capability, enhance the process of the Company's globalisation and push forward the development of its asset management operations as its third core business.

In addition to achieving a satisfactory track record for its asset management business, the Company is also expected to become even stronger in respect of its investment operations in both domestic and global markets and will therefore have capability to develop new QDII products and services for its domestic clients.

GENERAL

The Memorandum of Understanding does not constitute the parties' legally binding commitments as to the Proposed Transaction.

The Board wishes to emphasize that no formal legally binding agreement in relation to the Proposed Transaction has been entered into as at the date of this announcement. As the Proposed Transaction may or may not proceed, Shareholders and public investors are urged to exercise caution when dealing in the Shares.

The Proposed Transaction may constitute a notifiable transaction under the Listing Rules if a formal sale and purchase agreement is entered into, in which case, the Company will comply with the applicable provisions of the Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings as set out below:

"AAAM"	ABN AMRO Asset Management Holding N.V., the holding company of the asset management business of ABN AMRO Bank NV;
"Board"	the board of Directors;
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company duly incorporated in the PRC with limited liability the A Shares of which are listed on the Shanghai Stock Exchange and the H Shares of which are listed on The Stock Exchange of Hong Kong Limited;
"Directors"	the directors of the Company;
"Fortis"	Fortis Bank NV/SA, a company incorporated in Belgium;
"Fortis Parent"	Fortis SA/NV, a company incorporated in Belgium, and Fortis N.V., a company incorporated in the Netherlands, which jointly and indirectly hold 100% interest in Fortis;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	an independent third party which is independent from the Company and its connected persons (as defined under the Listing Rules);
"Interest"	50% of the issued and fully diluted share capital of JV;

"JV"	Fortis Investment Management NV/SA, a company incorporated in Belgium, the holding company of the global asset management business of Fortis Parent;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Memorandum of Understanding"	the Memorandum of Understanding dated 19 March 2008 entered into between the Company and Fortis in relation to the Proposed Transaction;
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company;
"PRC"	the People's Republic of China;
"Proposed Transaction"	the proposed sale and purchase of the Interest;
"QDII"	Qualified Domestic Institutional Investors who have been approved by the China Securities Regulatory Commission to invest in foreign securities markets via certain fund management institutions, insurance companies, securities companies and other asset management institutions;
"Shareholders"	holder(s) of the Shares;
"Share(s)"	ordinary shares(s) of RMB1.00 each in the share capital of the Company;
"subsidiary"	has the meaning ascribed thereto in the Listing Rules;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC; and
"%"	per cent.

* Based on exchange rate of HKD 12.25 for €1, as at 17th March 2008.

By Order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 19 March 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Date of Board Meeting

The board of directors (the "Board") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") hereby announces that a meeting of the Board of the Company will be held at Ping An School of Financial Service, Guanlan, Shenzhen on Wednesday, 19 March 2008 at 9:30 a.m. for the purposes of, among other matters, considering and approving the final results of the Company for the year ended 31 December 2007 and the recommendation of a final dividend, if any.

By Order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, March 7, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Voting results of the Extraordinary General Meeting, the H Shareholders Class Meeting and the A Shareholders Class Meeting held on Wednesday, 5 March 2008

Reference is made to the announcement of the Ping An Insurance (Group) Company of China, Ltd. (the "Company"), the notice of the extraordinary general meeting ("EGM") and the notice of H Shareholders Class Meeting all dated 18 January 2008 and the circular of the Company (the "Circular") dated 13 February 2008. Terms used in this announcement shall, unless otherwise defined, have the same respective meanings as defined in the Circular.

The board of directors of the Company ("Board") is pleased to announce that the EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting were held on Wednesday, 5 March 2008 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC. The EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting were chaired by Mr. Ma Mingzhe, the Chairman of the Board and Chief Executive Officer of the Company. Directors, supervisors and the company secretaries attended the meetings, as well as certain senior management of the Company, scrutineers from Computershare Hong Kong Investor Services Limited, the Company's H Share Registrar, the witnessing lawyers and the notaries from the Shenzhen Notary Public Office.

Computershare Hong Kong Investor Services Limited was appointed by the Company as the scrutineer for the vote-taking at the EGM and the H Sharesholder Class Meeting. The EGM and the Class Meetings were witnessed by the witnessing lawyers of King & Wood, the PRC legal advisers of the Company, who also issued a legal opinion in this relation. Pursuant to the legal opinion, the convening and the proceedings of the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting were in compliance with the relevant rules, laws and regulations of the PRC and the Articles of Association of the Company; and the capacities of the persons attended the meetings and the person convening the meetings are legal and valid; the voting procedures and the voting results are legal and effective and the resolutions of the meetings are legal and effective.

Since the A Share Placees cannot be identified at this stage and all the A Shareholders will be subject to the same terms and conditions under the Possible A Share Placing and the issue of the A Share Bonds with Warrants, no Shareholder is required to abstain from voting in connection with these matters resolved at the EGM and the Shareholders Class Meetings. Details of the voting results are set out below:

EGM

The number of issued Shares of the Company as at the date of the EGM was 7,345,053,334 shares, which was the total number of Shares entitling the holders to attend and vote for or against any of the resolutions proposed at the EGM. The Shareholders and authorised proxies holding an aggregate of 5,697,465,953 Shares attended the EGM, representing approximately 77.5687% of the total issued Shares of the Company as at the date of the EGM.

In relation to resolution no. 6 proposed at the EGM, HSBC Insurance Holdings Limited, The Hongkong and Shanghai Banking Corporation Limited and HSBC CCF Financial Products (France) SNC, which are deemed as connected shareholders under the listing rules of the Shanghai Stock Exchange, have abstained in voting and their Shares were not counted towards the total number of Shares entitling Shareholders to vote in respect of this resolution. There was no restriction on any Shareholder casting votes on any of the proposed resolutions at the EGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM. The holding of the EGM was in compliance with the requirements of the Company Law of the PRC and the provisions of the Articles of Association of the Company.

All resolutions as set out in the notice of the EGM were duly passed. The poll results in respect of the proposed resolutions at the EGM are as follows:

SPECIAL RESOLUTIONS			Number of Shares (%)			
			For	Against	Abstain	Total Votes
1.	To approve the Specific Mandate to allot, issue and deal in the Placing A Share in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:					
	(1)	Class and par value of the Shares to be issued: A Shares of RMB1.00 each	5,287,742,592 (92.8089%)	354,396,901 (6.2203%)	55,314,960 (0.9709%)	5,697,454,453 (100%)
	(2)	Number of the Placing A Shares to be issued under the Specific Mandate	5,257,076,049 (92.2706%)	383,069,809 (6.7235%)	57,308,595 (1.0059%)	5,697,454,453 (100%)
	(3)	Issue mechanism	5,269,353,629 (92.4861%)	370,794,178 (6.5081%)	57,306,646 (1.0058%)	5,697,454,453 (100%)
	(4)	Target subscribers	5,269,243,829 (92.4842%)	370,879,878 (6.5096%)	57,330,746 (1.0063%)	5,697,454,453 (100%)
	(5)	Ranking of the Placing A Shares	5,287,763,004 (92.8092%)	354,389,589 (6.2201%)	55,301,860 (0.9706%)	5,697,454,453 (100%)
	(6)	Pricing	5,287,855,217 (92.8108%)	354,305,952 (6.2187%)	55,293,284 (0.9705%)	5,697,454,453 (100%)
	(7)	Use of Proceeds	5,287,868,592 (92.8111%)	354,279,201 (6.2182%)	55,306,660 (0.9707%)	5,697,454,453 (100%)
	(8)	Validity of this special resolution	5,288,024,780 (92.8138%)	354,119,813 (6.2154%)	55,309,860 (0.9708%)	5,697,454,453 (100%)
	(9)	Authorisation to the Board	5,288,101,646 (92.8152%)	354,064,047 (6.2144%)	55,288,760 (0.9704%)	5,697,454,453 (100%)

2.	To approve the issue of the A Share Bonds with Warrants on the following structure and terms:				
	(1) Principal amount of the A Share Bonds	5,309,722,384 (93.1946%)	320,245,945 (5.6209%)	67,486,124 (1.1845%)	5,697,454,453 (100%)
	(2) Denomination of the A Share Bonds	5,309,789,672 (93.1958%)	320,144,227 (5.6191%)	67,520,554 (1.1851%)	5,697,454,453 (100%)
	(3) Target subscribers of the A Share Bonds	5,309,788,872 (93.1958%)	320,144,767 (5.6191%)	67,520,814 (1.1851%)	5,697,454,453 (100%)
	(4) Issue mechanisms of the A Share Bonds with Warrants	5,311,091,172 (93.2187%)	320,143,527 (5.6191%)	66,219,754 (1.1623%)	5,697,454,453 (100%)
	(5) Interest of the A Share Bonds	5,311,090,372 (93.2187%)	320,121,327 (5.6187%)	66,242,754 (1.1627%)	5,697,454,453 (100%)
	(6) Maturity of the A Share Bond	5,311,290,672 (93.2222%)	320,119,127 (5.6186%)	66,044,654 (1.1592%)	5,697,454,453 (100%)
	(7) Redemption of the A Share Bonds at the option of the Company	5,312,201,661 (93.2382%)	320,116,027 (5.6186%)	65,136,765 (1.1433%)	5,697,454,453 (100%)
	(8) Redemption of the A Share Bonds at the option of the holders of the A Share Bonds	5,312,201,861 (93.2382%)	320,115,727 (5.6186%)	65,136,865 (1.1433%)	5,697,454,453 (100%)
	(9) Guarantee	5,312,205,561 (93.2382%)	320,112,827 (5.6185%)	65,136,065 (1.1432%)	5,697,454,453 (100%)
	(10) Term of the Warrants	5,311,275,072 (93.2219%)	320,145,527 (5.6191%)	66,033,854 (1.1590%)	5,697,454,453 (100%)
	(11) Conversion period of the Warrants	5,310,998,772 (93.2170%)	320,113,227 (5.6185%)	66,342,454 (1.1644%)	5,697,454,453 (100%)
	(12) Conversion ratio of the Warrants	5,310,992,772 (93.2169%)	320,117,027 (5.6186%)	66,344,654 (1.1645%)	5,697,454,453 (100%)
	(13) Conversion Price of the Warrants	5,310,994,272 (93.2170%)	320,116,627 (5.6186%)	66,343,554 (1.1644%)	5,697,454,453 (100%)
	(14) Adjustment principles	5,310,999,672 (93.2171%)	320,112,027 (5.6185%)	66,342,754 (1.1644%)	5,697,454,453 (100%)
	(15) Use of Proceeds of the Issue of the A Share Bonds with Warrants	5,309,507,272 (93.1909%)	320,112,527 (5.6185%)	67,834,654 (1.1906%)	5,697,454,453 (100%)
	(16) Validity of this special resolution	5,309,519,172 (93.1911%)	320,091,527 (5.6182%)	67,843,754 (1.1908%)	5,697,454,453 (100%)
	(17) Authorisation to the Board	5,309,506,472 (93.1909%)	320,170,127 (5.6195%)	67,777,854 (1.1896%)	5,697,454,453 (100%)

ORDINARY RESOLUTIONS					
3.	To consider, approve and confirm the feasibility study report on the use of proceeds of the Possible Share Placing and the issue of the A Share Bonds with Warrants	5,114,588,598 (90.4820%)	463,832,370 (8.2056%)	74,183,355 (1.3124%)	5,652,604,323 (100%)
4.	To consider and approve, subject to the completion of the Possible A Share Placing, the proposal that the existing shareholders and new shareholders pursuant to the Possible A Share Placing shall be entitled to receive any future distribution of the undistributed retained profits of the Company accrued before the completion of the Possible A Share Placing	5,303,449,523 (93.2843%)	289,734,768 (5.0962%)	92,072,092 (1.6195%)	5,685,256,383 (100%)
5.	To approve and confirm the report on the use of proceeds of the initial public offerings of A Shares of the Company	5,196,265,202 (91.9269%)	356,029,467 (6.2985%)	100,309,654 (1.7746%)	5,652,604,323 (100%)
6.	To approve and confirm the proposal on the connected transaction between the Company and the Bank of Communications, Co., Ltd.	4,171,184,125 (94.4237%)	172,263,518 (3.8996%)	74,072,828 (1.6768%)	4,417,520,471 (100%)

H Shareholders Class Meeting

The number of issued H Shares of the Company as at the date of the H Shareholders Class Meeting was 2,558,643,698 shares, which was the total number of H Shares entitling the holders of the H Shares to attend and vote for or against any of the resolutions proposed at the H Shareholders Class Meeting. The H Shareholders and authorised proxies holding an aggregate of 1,643,208,611 Shares attended the H Shareholders Class Meeting, representing approximately 64.2219% of the total issued H Shares of the Company as at the date of the H Shareholders Class Meeting.

There was no restriction on any H Shareholder casting votes on any of the proposed resolutions at the H Shareholders Class Meeting, and there was no H Share entitling the holders to attend and vote only against the resolutions proposed at the H Shareholders Class Meeting. The holding of the H Shareholders Class Meeting was in compliance with the requirements of the Company Law of the PRC and the provisions of the Articles of Association of the Company.

All resolutions as set out in the notice of the H Shareholders Class Meeting were duly passed. The poll results in respect of the proposed resolutions at the H Shareholders Class Meeting are as follows:

SPECIAL RESOLUTIONS			Number of H Shares (%)			
			For	Against	Abstain	Total Votes
1.	To approve the Specific Mandate to allot, issue and deal in the Placing A Share in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:					
	(1)	Class and par value of the Shares to be issued: A Shares of RMB1.00 each	1,601,543,264 (97.7745%)	36,040,461 (2.2003%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(2)	Number of the Placing A Shares to be issued under the Specific Mandate	1,601,543,264 (97.7745%)	36,040,461 (2.2003%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(3)	Issue mechanism	1,601,543,264 (97.7745%)	36,040,461 (2.2003%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(4)	Target subscribers	1,601,543,264 (97.7745%)	36,040,461 (2.2003%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(5)	Ranking of the Placing A Shares	1,601,543,264 (97.7745%)	36,040,461 (2.2003%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(6)	Pricing	1,601,543,264 (97.7745%)	36,040,461 (2.2003%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(7)	Use of Proceeds	1,601,543,264 (97.7745%)	36,040,461 (2.2003%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(8)	Validity of this special resolution	1,601,543,264 (97.7745%)	36,040,461 (2.2003%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(9)	Authorisation to the Board	1,601,543,264 (97.7745%)	36,040,461 (2.2003%)	413,000 (0.0252%)	1,637,996,725 (100%)

2.	To approve the issue of the A Share Bonds with Warrants on the following structure and terms:				
	(1) Principal amount of the A Share Bonds	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(2) Denomination of the A Share Bonds	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(3) Target subscribers of the A Share Bonds	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(4) Issue mechanisms of the A Share Bonds with Warrants	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(5) Interest of the A Share Bonds	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(6) Maturity of the A Share Bond	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(7) Redemption of the A Share Bonds at the option of the Company	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(8) Redemption of the A Share Bonds at the option of the holders of the A Share Bonds	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(9) Guarantee	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(10) Term of the Warrants	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(11) Conversion period of the Warrants	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(12) Conversion ratio of the Warrants	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(13) Conversion Price of the Warrants	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(14) Adjustment principles	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(15) Use of Proceeds of the Issue of the A Share Bonds with Warrants	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(16) Validity of this special resolution	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)
	(17) Authorisation to the Board	1,601,663,014 (97.7818%)	35,920,711 (2.1930%)	413,000 (0.0252%)	1,637,996,725 (100%)

A Shareholders Class Meeting

The number of issued A Shares of the Company as at the date of the A Shareholders Class Meeting was 4,786,409,636 Shares, which was the total number of A Shares entitling the holders of the A Shares to attend and vote for or against any of the resolutions proposed at the A Shareholders Class Meeting. The A Shareholders and authorised proxies holding an aggregate of 4,054,257,342 A Shares attended the A Shareholders Class Meeting, representing approximately 84.7035% of the total issued A Shares of the Company as at the date of the A Shareholders Class Meeting.

There was no restriction on any A Shareholder casting votes on any of the proposed resolutions at the A Shareholders Class Meeting, and there was no A Share entitling the holders to attend and vote only against the resolutions proposed at the A Shareholders Class Meeting. The holding of the A Shareholders Class Meeting was in compliance with the requirements of the Company Law of the PRC and the provisions of the Articles of Association of the Company.

All resolutions as set out in the notice of the A Shareholders Class Meeting were duly passed. The poll results in respect of the proposed resolutions at the A Shareholders Class Meeting are as follows:

SPECIAL RESOLUTIONS			Number of A Shares (%)			
			For	Against	Abstain	Total Votes
1.	To approve the Specific Mandate to allot, issue and deal in the Placing A Share in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:					
	(1)	Class and par value of the Shares to be issued: A Shares of RMB1.00 each	3,668,054,981 (90.4742%)	331,037,401 (8.1652%)	55,164,960 (1.3607%)	4,054,257,342 (100%)
	(2)	Number of the Placing A Shares to be issued under the Specific Mandate	3,637,388,438 (89.7177%)	359,710,309 (8.8724%)	57,158,595 (1.4098%)	4,054,257,342 (100%)
	(3)	Issue mechanism	3,649,666,018 (90.0206%)	347,434,678 (8.5696%)	57,156,646 (1.4098%)	4,054,257,342 (100%)
	(4)	Target subscribers	3,649,556,218 (90.0179%)	347,520,378 (8.5717%)	57,180,746 (1.4104%)	4,054,257,342 (100%)
	(5)	Ranking of the Placing A Shares	3,668,075,393 (90.4747%)	331,030,089 (8.1650%)	55,151,860 (1.3603%)	4,054,257,342 (100%)
	(6)	Pricing	3,668,167,606 (90.4769%)	330,946,452 (8.1629%)	55,143,284 (1.3601%)	4,054,257,342 (100%)
	(7)	Use of Proceeds	3,668,180,981 (90.4773%)	330,919,701 (8.1623%)	55,156,660 (1.3605%)	4,054,257,342 (100%)
	(8)	Validity of this special resolution	3,668,337,169 (90.4811%)	330,760,313 (8.1583%)	55,159,860 (1.3605%)	4,054,257,342 (100%)
	(9)	Authorisation to the Board	3,668,414,035 (90.4830%)	330,704,547 (8.1570%)	55,138,760 (1.3600%)	4,054,257,342 (100%)

2.	To approve the issue of the A Share Bonds with Warrants on the following structure and terms:				
	(1) Principal amount of the A Share Bonds	3,689,915,023 (91.0133%)	297,006,195 (7.3258%)	67,336,124 (1.6609%)	4,054,257,342 (100%)
	(2) Denomination of the A Share Bonds	3,689,982,311 (91.0150%)	296,904,477 (7.3233%)	67,370,554 (1.6617%)	4,054,257,342 (100%)
	(3) Target subscribers of the A Share Bonds	3,689,981,511 (91.0150%)	296,905,017 (7.3233%)	67,370,814 (1.6617%)	4,054,257,342 (100%)
	(4) Issue mechanisms of the A Share Bonds with Warrants	3,691,283,811 (91.0471%)	296,903,777 (7.3233%)	66,069,754 (1.6296%)	4,054,257,342 (100%)
	(5) Interest of the A Share Bonds	3,691,283,011 (91.0471%)	296,881,577 (7.3227%)	66,092,754 (1.6302%)	4,054,257,342 (100%)
	(6) Maturity of the A Share Bond	3,691,483,311 (91.0520%)	296,879,377 (7.3227%)	65,894,654 (1.6253%)	4,054,257,342 (100%)
	(7) Redemption of the A Share Bonds at the option of the Company	3,692,394,300 (91.0745%)	296,876,277 (7.3226%)	64,986,765 (1.6029%)	4,054,257,342 (100%)
	(8) Redemption of the A Share Bonds at the option of the holders of the A Share Bonds	3,692,394,500 (91.0745%)	296,875,977 (7.3226%)	64,986,865 (1.6029%)	4,054,257,342 (100%)
	(9) Guarantee	3,692,398,200 (91.0746%)	296,873,077 (7.3225%)	64,986,065 (1.6029%)	4,054,257,342 (100%)
	(10) Term of the Warrants	3,691,467,711 (91.0516%)	296,905,777 (7.3233%)	65,883,854 (1.6251%)	4,054,257,342 (100%)
	(11) Conversion period of the Warrants	3,691,191,411 (91.0448%)	296,873,477 (7.3225%)	66,192,454 (1.6327%)	4,054,257,342 (100%)
	(12) Conversion ratio of the Warrants	3,691,185,411 (91.0447%)	296,877,277 (7.3226%)	66,194,654 (1.6327%)	4,054,257,342 (100%)
	(13) Conversion Price of the Warrants	3,691,186,911 (91.0447%)	296,876,877 (7.3226%)	66,193,554 (1.6327%)	4,054,257,342 (100%)
	(14) Adjustment principles	3,691,192,311 (91.0448%)	296,872,277 (7.3225%)	66,192,754 (1.6327%)	4,054,257,342 (100%)
	(15) Use of Proceeds of the Issue of the A Share Bonds with Warrants	3,689,699,911 (91.0080%)	296,872,777 (7.3225%)	67,684,654 (1.6695%)	4,054,257,342 (100%)
	(16) Validity of this special resolution	3,689,711,811 (91.0083%)	296,851,777 (7.3220%)	67,693,754 (1.6697%)	4,054,257,342 (100%)
	(17) Authorisation to the Board	3,689,699,111 (91.0080%)	296,930,377 (7.3239%)	67,627,854 (1.6681%)	4,054,257,342 (100%)

Shareholders may refer to the notice of the EGM and H Shareholders Class Meeting dated 18 January 2008 for details of the resolutions resolved at the EGM and the Shareholders Class Meetings.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 5 March 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年2月28日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　證券代碼：601318　　編號：臨 2008-010

中國平安保險（集團）股份有限公司
有限售條件流通股上市流通的提示性公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要提示：

- 本次有限售條件的流通股上市數量為3,121,586,596股
- 本次有限售條件的流通股上市流通日為2008年3月3日（星期一）

一、本次上市流通的有限售條件股份來源

根據中國證券監督管理委員會證監發行字[2007]29號文核准，本公司在上海證券交易所向社會公開發行人民幣普通股(A股) 1,150,000,000股（以下簡稱「首次公開發行A股」），首次公開發行A股之網上發行股票於2007年3月1日（以下簡稱「股票上市日」）在上海證券交易所掛牌上市。首次公開發行A股前，本公司已發行總股本為6,195,053,334股，首次公開發行A股後，本公司已發行總股本為7,345,053,334股。本次上市流通的有限售條件的流通股由以下兩部分組成：

1、 首次公開發行A股時，除深圳市新豪時投資發展有限公司、深圳市景傲實業發展有限公司和深圳市江南實業發展有限公司以外的其他內資股股東合計持有本公司2,776,586,596股，該部分股票的限售期為12個月，自股票上市日起開始計算，將於2008年3月3日（星期一）起開始上市流通。

2、 首次公開發行A股時，本公司向戰略投資者配售345,000,000股，該部分股票的限售期為12個月，自股票上市日起開始計算，將於2008年3月3日（星期一）起開始上市流通。

二、限售股份鎖定情況

根據《中華人民共和國公司法》規定，本公司首次公開發行A股前內資股自股票上市日起12個月內不得轉讓。另根據本公司首次公開發行A股方案，戰略投資者配售股份自股票上市日起12個月內不得轉讓。

經查：除法院強制執行外，上述限售股份持有人所持股份未發生轉讓變更情況。

三、本次限售股份上市流通安排

1、 本次有限售條件的流通股上市流通數量為3,121,586,596股。

2、 本次有限售條件的流通股上市流通日為2008年3月3日（星期一）。

3、 本次有限售條件的流通股上市流通具體情況：

（單位：股）

序號	限售股份持有人名稱	限售股份總數	本次上市數量	剩餘限售股份數量
1	深圳市新豪時投資發展有限公司*	389,592,366	0	389,592,366
2	深圳市景傲實業發展有限公司*	331,117,788	0	331,117,788
3	深圳市江南實業發展有限公司*	139,112,886	0	139,112,886
4	其他內資股股東**	2,776,586,596	2,776,586,596	0
5	首次公開發行A股時的戰略投資者	345,000,000	345,000,000	0
合計		3,981,409,636	3,121,586,596	859,823,040

* 深圳市新豪時投資發展有限公司、深圳市景傲實業發展有限公司和深圳市江南實業發展有限公司承諾所持的本公司內資股股份，自股票上市日起鎖定36個月後方可上市流通。

** 其他內資股股東指本公司首次公開發行A股前，除深圳市新豪時投資發展有限公司、深圳市景傲實業發展有限公司和深圳市江南實業發展有限公司以外的其他持有本公司內資股股份的股東。

四、股份變動情況表

本次有限售條件的流通股上市流通後，本公司的股本結構變動如下：

（單位：股）

	變動前	本次變動	變動後
一、有限售條件的A股合計	3,981,409,636	-3,121,586,596	859,823,040
其中：1、 國家持有股份	588,859,239	-588,859,239	0
2、 國有法人持有股份	367,542,525	-367,542,525	0
3、 境內其他法人持有股份	2,680,007,872	-1,820,184,832	859,823,040
4、 戰略投資者配售股份	345,000,000	-345,000,000	0
二、無限售條件的A股合計	805,000,000	3,121,586,596	3,926,586,596
三、境外上市的外資股（H股）合計	2,558,643,698	—	2,558,643,698
四、總股本	7,345,053,334	—	7,345,053,334

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年2月28日

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Announcement

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2008 to January 31, 2008 were RMB10,820.09 million, RMB3,176.78 million, RMB2.71 million and RMB519.6 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn).

The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules. As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, February 14, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

Reply Form
回條

To: **Ping An Insurance (Group) Company of China, Ltd. (the "Company")**
致： 中國平安保險（集團）股份有限公司（「本公司」）

c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-07, 18th Floor
Hopewell Centre, 183 Queen's Road East
Wanchai
Hong Kong
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-07室

I/We would like to receive the Corporate Communication of the Company as indicated below:
本人／我們希望以下列方式收取本公司之公司通訊：

(Please tick **ONLY ONE** of the following boxes)
（請從下列選擇中，僅在其中一個空格內劃上「✓」號）

- ☐ read the **Website Version** of the Corporate Communication published on the Company's website instead of receiving printed copies; **OR**
  瀏覽在本公司網站發表之公司通訊網上版本，以代替印刷本；或
- ☐ to receive the Corporate Communication on **CD-ROM** only instead of receiving printed copies; **OR**
  僅以光盤的形式收取公司通訊，以代替印刷本；或
- ☐ to receive the printed **English version** of the Corporate Communication ONLY; **OR**
  僅收取公司通訊之英文印刷本；或
- ☐ to receive the printed **Chinese version** of the Corporate Communication ONLY; **OR**
  僅收取公司通訊之中文印刷本；或
- ☐ to receive **both the printed English and Chinese versions** of the Corporate Communication.
  同時收取公司通訊之英文及中文印刷本。

Signature
簽名：______________________________

Contact telephone number
聯絡電話號碼：______________________

Date
日期：______________________

Notes:

1. Please complete all your details clearly.
2. If the Company does not receive this Reply Form by 27 February 2008, all future Corporate Communication will be sent out in the manner specified in the Company's letter dated 13 February 2008.
3. If your shares are held in joint names, all joint holders or the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Reply Form in order to be valid.
4. The above instruction will apply to all future Corporate Communication to be sent to shareholders of the Company until you notify the Company's H share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, otherwise by reasonable notice in writing.
5. All future Corporate Communication in both the English and Chinese languages will be available from the Company or the Company's H share registrar upon request.
6. The shareholders are entitled to change the choice of means or language of the Company's Corporate Communication at any time by reasonable notice in writing to the Company's H share registrar.

附註：

1. 請閣下清楚填妥所有資料。
2. 倘若本公司於二零零八年二月二十七日仍未收到閣下的回條，本公司將按二零零八年二月十三日之本公司函件內所述之方式把公司通訊寄予閣下。
3. 如屬聯名股東，則本回條須由所有聯名股東或由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
4. 上述指示適用於將來寄發予本公司股東之所有公司通訊，直至閣下發出合理書面通知予本公司之H股股份過戶登記處香港中央證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心18樓1806-07室）另作選擇為止。
5. 本公司或本公司H股股份過戶登記處將備有所有公司通訊之英、中文印刷本以供索閱。
6. 股東有權隨時發出合理書面通知予本公司H股股份過戶登記處，要求更改收取公司通訊之語言版本及形式。

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

CHOICE OF RECEIPT AND LANGUAGE OF CORPORATE COMMUNICATION

The Company wishes to announce that it is, in accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, making arrangements to ascertain the preferences of its shareholders with respect to the choice of means of receipt and language of its Corporate Communication.

DESPATCH OF CIRCULAR AND CHANGE OF VENUE OF THE EGM AND H SHAREHOLDERS CLASS MEETING

Reference was made to the announcement of the Company dated 18 January 2008. The circular containing, among other things, details regarding the Specific Mandate and the issue of the A Share Bonds with Warrants has been despatched to H Shareholders on 13 February 2008.

The EGM and the H Shareholders Class Meeting were scheduled to be held on 5 March, 2008 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC. Due to the change of arrangement of the meeting venue, the venue of the EGM and the H Shareholders Class Meeting is changed to Ping An School of Financial Services, Guanlan, Shenzhen, PRC. The time of the meetings, shareholding registration date, EGM attendance registration date and resolutions to be considered remain unchanged.

(I) CHOICE OF RECEIPT AND LANGUAGE OF CORPORATE COMMUNICATION

For the purposes of environmental protection and cost saving, the Company is making the arrangements described below to ascertain its shareholders' preferences as to the choice of means of receipt (in printed form or by electronic means) and language (in English only, in Chinese only or both English and Chinese) of the future Corporate Communication.

Proposed Arrangements

In accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, the following arrangements will be made by the Company:

1. The Company has sent a letter on 13 February 2008 (the "First Letter") together with a reply form (the "Reply Form"), prepared in English and Chinese, and a pre-paid addressed envelope to its shareholders to enable them to elect to receive the future Corporate Communication: (i) through the Company's website: www.pingan.com.cn; or (ii) on CD-ROM only; or (iii) to receive a printed English version only; or (iv) to receive a printed Chinese version only; or (v) to receive both the printed English and Chinese versions. The First Letter explains that if no reply is received from shareholders by 27 February 2008, the arrangements described below will apply, where applicable:

    - the printed Chinese version of each future Corporate Communication will be sent to all Hong Kong shareholders who are natural persons with a Chinese name using a Hong Kong address; and

    - the printed English version of each future Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders (other than natural persons with a Chinese name) using a Hong Kong address.

    Whether a shareholder is a Hong Kong or an overseas shareholder will be determined by the address of that shareholder appearing on the register of members of the Company maintained by the Company's H Share Registrar.

    Shareholders are entitled at any time to change their choice of means of receipt and language of the Corporate Communication by giving reasonable notice in writing to the Company's H Share Registrar.

2. With respect to shareholders who choose to receive the Corporate Communication in printed form, the Company will send the selected language version of the Corporate Communication to those shareholders who have made a selection unless and until they notify the Company's H Share Registrar in writing that they wish to receive the Corporate Communication in the other (or both) language(s), or by electronic means (through the Company's website or on CD-ROM).

3. When each printed Corporate Communication is sent out in accordance with the first and second arrangements described above, a letter (the "Second Letter") and a change request form (the "Change Request Form"), prepared in English and Chinese, will be attached to or printed in the relevant Corporate Communication, together with a pre-paid addressed envelope, specifying that the Corporate Communication prepared in the other language will be available upon request, and that shareholders may change their choice of means of receipt and language of the Corporate Communication by completing the Change Request Form and returning it to the Company's H Share Registrar.

4. All Corporate Communication in both English and Chinese, and in accessible format, will be available on the Company's website at www.pingan.com.cn. Soft copies of both languages of all such Corporate Communication will be filed with the Stock Exchange on the same day they are dispatched to shareholders, or on such other day as required by the Stock Exchange or pursuant to the Listing Rules.

5. The Company's H Share Register is providing a dial-up hotline service (Tel: (852) 2862 8555) during business hours (9:00 a.m. to 6:00 p.m., Monday to Friday, excluding public holidays) to enable shareholders to make enquiry of the Company's proposed arrangements set out above.

6. The First Letter and the Second Letter will mention that both languages of each Corporate Communication will be available on the Company's website and that the dial-up hotline service has been provided as mentioned in the fourth and fifth arrangements described above.

(II) DESPATCH OF CIRCULAR AND CHANGE OF VENUE OF THE EGM AND H SHAREHOLDERS CLASS MEETING

Reference was made to the announcement of the Company dated 18 January 2008 (the "Announcement"). Unless otherwise defined, the terms used herein shall have the same meaning as defined in the Announcement. The circular containing, among other things, details regarding the Specific Mandate and the issue of the A Share Bonds with Warrants has been despatched to H Shareholders on 13 February 2008.

The EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting are proposed to be convened on Wednesday, 5 March 2008, to propose resolutions to vote by poll, among other things, to approve the Possible A Share Placing and the issue of the A Share Bonds with Warrants. The EGM and the H Shareholders Class Meeting were scheduled to be held on 5 March 2008 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC, details of which were set out in the EGM notice and the H Shareholders Class Meeting notice dated 18 January 2008. Due to the change of arrangement of the meeting venue, the venue of the EGM and the H Shareholders Class Meeting is changed to Ping An School of Financial Services, Guanlan, Shenzhen, PRC. The time of the meetings, shareholding registration date, EGM attendance registration date and resolutions to be considered remain unchanged. Shareholders who intend to attend the EGM or the H Shareholders Class Meeting should be aware of the above-mentioned.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Company"	Ping An Insurance (Group) Company of China, Ltd.
"Corporate Communication"	any document issued or to be issued by the Bank for the information or action of holders of any of the Bank's securities as defined in the definition stated in Rule 1.01 of the Listing Rules
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"H Share Registrar"	Computershare Hong Kong Investor Services Limited, at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

By Order of the Board
YAO Jun
Joint Company Secretary

Shenzhen, The PRC

13 February 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

PROPOSED SPECIFIC MANDATE TO ISSUE A SHARES RELATING TO A POSSIBLE PLACING OF A SHARES PROPOSED APPLICATION FOR THE ISSUE OF NOT MORE THAN 412 MILLION A SHARE BONDS WITH WARRANTS IN THE PRC POSSIBLE CONNECTED TRANSACTION

Notices convening the EGM to be held on Wednesday 5 March, 2008 at 10:00 a.m. at Ping An School of Financial Services, Guanlan, Shenzhen, PRC and the H Shareholders Class Meeting for at 11:30 a.m. (or immediately after the conclusion and adjournment of the EGM and the A Shareholders Class Meeting) at Ping An School of Financial Services, Guanlan, Shenzhen, PRC are reproduced herein.

Whether or not you intend to attend the EGM or the H Shareholders Class Meeting, you are requested to complete and return the form of proxy sent to you in accordance with the instructions printed thereon. If you intend to attend the respective meetings, you are required to complete and return the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the respective meeting or any adjournment thereof (as the case may be). Completion and return of the form(s) of proxy will not preclude you from attending and voting in person at the respective meeting or at any adjourned meeting should you so wish.

13 February, 2008

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings respectively:

"A Share(s)"	PRC listed A Share(s) which are listed on the Shanghai Stock Exchange;
"A Share Bond(s)"	A Share bond(s) in the principal amount of not more than RMB41.2 billion (approximately HK$44.36 billion) proposed to be issued by the Company;
"A Share Bonds with Warrants"	the A Share Bonds together with the detachable Warrants;
"A Share Bonds with Warrants Underwriter(s)"	the underwriter(s) to be appointed by the Company pursuant to an underwriting agreement to be entered into by the Company in respect of the issue of the A Share Bonds with Warrants;
"A Share Placees"	the placees of the Possible A Share Placing;
"A Share Placing Lead Underwriter(s)"	the underwriter(s) to be appointed by the Company pursuant to an underwriting agreement to be entered into by the Company in respect of the Possible A Share Placing;
"A Shareholders"	holders of the A Shares;
"A Shareholders Class Meeting"	the class meeting of the A Shareholders to be convened on Wednesday, 5 March, 2008 to consider and, if thought fit, approve, amongst other things, the Specific Mandate relating to the Possible A Share Placing and the issue of the A Share Bonds with Warrants;
"associates"	has the meaning ascribed to it in the Listing Rules;
"Board"	the board of Directors of the Company;
"Business Day"	any day other than Saturday or Sunday on which commercial banks and financial institutions in Hong Kong are open for business;
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company duly incorporated in the PRC with limited liability the A Shares of which are listed on the Shanghai Stock Exchange and the H Shares of which are listed on the Hong Kong Stock Exchange;

"connected persons"	has the meaning ascribed to it in the Listing Rules;
"CSRC"	China Securities Regulatory Commission;
"Directors"	the directors of the Company;
"EGM"	the extraordinary general meeting of the Shareholders to be convened on Wednesday, 5 March, 2008 to consider and, if thought fit, approve, amongst other things, the Specific Mandate relating to the Possible A Share Placing and the issue of the A Share Bonds with Warrants;
"Group"	the Company and its subsidiaries;
"H Share(s)"	overseas listed foreign Shares which are listed on the Hong Kong Stock Exchange, and subscribed for and traded in Hong Kong dollars;
"H Shareholder(s)"	the holder(s) of H Shares;
"H Shareholders Class Meeting"	the class meeting of the H Shareholders to be convened on Wednesday, 5 March, 2008 to consider and, if thought fit, approve, amongst other things, the Specific Mandate relating to the Possible A Share Placing and the issue of the A Share Bonds with Warrants;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Third Party"	independent third parties not connected with any of the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates;
"Latest Practicable Date"	5 February, 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion therein;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Placing A Shares"	up to 1,200,000,000 new A Shares which may be issued and allotted under the Possible A Share Placing;

"Possible A Share Placing"	the possible placing of not more than 1,200,000,000 Placing A Shares pursuant to the Specific Mandate to be granted by the Shareholders;
"PRC"	the People's Republic of China;
"PRC GAAP"	the accounting rules and regulations in the PRC;
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Shanghai Stock Exchange"	The Shanghai Stock Exchange of the PRC;
"Share(s)"	ordinary shares(s) of RMB1.00 each in the share capital of the Company;
"Shareholders"	holder(s) of the Shares;
"Specific Mandate"	the specific mandate proposed to be granted to the Directors by the Shareholders at the EGM and the A Shareholders and H Shareholders at their respective class meeting to issue not more than 1,200,000,000 Placing A Shares, representing not more than 16.34% of the total issued share capital of the Company as at the Latest Practicable Date, at any time during the period specified in the relevant resolution(s) set out in the notices of EGM and the class meetings;
"subsidiary"	has the meaning ascribed thereto in the Listing Rules;
"Warrant(s)"	the detachable warrant(s) convertible into A Shares of the Company to be granted at no costs to the subscribers of the A Share Bonds, to be listed on the Shanghai Stock Exchange;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC; and
"%"	per cent.

Note: The figures in RMB that are converted into HK$ in this circular are converted at the rate of RMB100: HK$107.66 for indication purposes only.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi
Cheung Chi Yan Louis

Non-executive Directors:
Lin Yu Fen
Cheung Lee Wah
Anthony Philip HOPE
Fan Gang
Lin Lijun
Hu Aimin
Chen Hongbo
Wong Tung Shun Peter
Ng Sing Yip

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony
Zhang Hongyi
Chen Su
Xia Liping

Registered office:
Ping An Building
Ba Gua No. 3 Road
Shenzhen, PRC

Principal place of business in Hong Kong:
11th Floor
Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

13 February, 2008

To the Shareholders

Dear Sir or Madam,

PROPOSED SPECIFIC MANDATE TO ISSUE A SHARES RELATING TO A POSSIBLE PLACING OF A SHARES PROPOSED APPLICATION FOR THE ISSUE OF NOT MORE THAN 412 MILLION A SHARE BONDS WITH WARRANTS IN THE PRC POSSIBLE CONNECTED TRANSACTION

A. INTRODUCTION

The Board proposes to seek the approval of the Shareholders for (i) the Possible A Share Placing and (ii) the issue of the A Share Bonds with Warrants.

The purpose of this circular is to provide you with the information and the recommendation of the Directors in respect of the proposal in relation to the above mentioned Possible A Share Placing and issue of the A Share Bonds with Warrants.

B. PROPOSED SPECIFIC MANDATE TO ISSUE A SHARES RELATING TO A POSSIBLE A SHARE PLACING

Pursuant to the proposed Specific Mandate, the Company is to issue not more than 1,200,000,000 A Shares, representing approximately 16.34% of the total issued share capital of the Company as at the Latest Practicable Date. The proposed Specific Mandate to be sought from the Shareholders is for the 12-month period from the passing of the relevant resolutions at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, unless being revoked or varied by special resolution(s) of the Shareholders in a general or a class meeting. The issue of the A Shares is subject to, among other things, the obtaining of the necessary approval from the CSRC. As at the Latest Practicable Date, the Company has not made the relevant application to the CSRC. Such formal application to the CSRC can only be made after obtaining the relevant approvals from the Shareholders at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. Specific terms of the Possible A Share Placing will be determined after the approval from the CSRC is obtained.

Structure of the Possible A Share Placing

The existing total issued share capital of the Company as at the Latest Practicable Date is 7,345,053,334 Shares. If, upon the grant of the proposed Specific Mandate, the Directors proceed to place the Placing A Shares, the Company may issue not more than 1,200,000,000 Placing A Shares, which represents:

Number of Placing A Shares to be issued	Approximate percentage to the existing issued share capital	Approximate percentage to the enlarged issued share capital	Approximate percentage to the existing issued A Shares	Approximate percentage to the enlarged issued A Shares
1,200,000,000	16.34%	14.04%	25.07%	20.05%

Authorization of the Shareholders will be obtained in the EGM, A Shareholders Class Meetings and H Shareholders Class Meeting for the Board to determine the number of Placing A Shares to be issued after consultation with the A Share Placing Lead Underwriter(s) having regard to the then market conditions. The A Share Placing Lead Underwriter(s) will be Independent Third Parties.

The Company may place not more than 1,200,000,000 Placing A Shares to the A Share Placees. The Company will ensure that the Company will be able to comply with the 20% minimum public float requirement (being the minimum public float applicable to the Company) upon the issue of the Placing A Shares. It is intended that the new A Shares will be placed to institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange. All existing A Shareholders will also be given priority to subscribe for the Placing A Shares on a pro rata basis on the same terms and conditions based on their stakes in the Company as at the record date. Shareholders' approvals will be obtained to authorize the Board to determine the number of Placing A Shares reserved for existing A Shareholders after consultation with the A Share Placing Lead Underwriter(s) having regard to the then market conditions.

Placing Price

The Placing A Shares will be issued in RMB. The Placing A Shares will not be issued at a price lower than (i) the average price of the A Shares of the Company as quoted on the Shanghai Stock Exchange for 20 trading days immediately prior to the date on which the prospectus in relation to the Possible A Share Placing is published; or (ii) the average price of the A Shares of the Company as quoted on the Shanghai Stock Exchange on the last trading day immediately before such prospectus is published. In any event, the issue price will not be less than the latest audited net asset value per Share as stated in the latest audited financial statements of the Company prepared under PRC GAAP.

Authorization of the Shareholders will be obtained in the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting for the Board to determine the price at which the Placing A Shares will be issued. The issue price of the Placing A Shares will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then market conditions.

Investors should note that the particulars of the Possible A Share Placing is for illustrative purposes only and the actual placing price per A Share and the fund size to be raised by the issue of the new A Shares under the Possible A Share Placing maybe be different from the above indicative figures.

Further announcement will be made once the specific terms and conditions of the Possible A Share Placing are determined.

Conditions to the Possible A Share Placing

The Possible A Share Placing will be conditional upon:

(a) the grant of the proposed Specific Mandate by Shareholders to the Board having been obtained at the EGM;

(b) the grant of the proposed Specific Mandate by A Shareholders to the Board having been obtained at the A Shareholders Class Meeting;

(c) the grant of the proposed Specific Mandate by H Shareholders to the Board having been obtained at the H Shareholders Class Meeting;

(d) the approval of the proposed issue of the new A Shares pursuant to the Specific Mandate by the CSRC, and such other approval from other relevant authority if necessary;

(e) the entering into of a placing agreement by, among other parties, the Company and the placing agent(s) (to be appointed prior to the Possible A Share Placing) and the placing agreement not being terminated in accordance with its terms; and

(f) the CSRC and the Shanghai Stock Exchange granting listing of and permission to deal in all of the new A Shares to be issued and placed pursuant to the Possible A Share Placing.

Ranking of the Placing A Shares

If, upon the grant of the proposed Specific Mandate, the Directors proceed to place the Placing A Shares, the Placing A Shares, when fully paid, will rank pari passu in all respects with the A Shares in issue at the time of issue and allotment of the Placing A Shares.

Possible change in share capital and shareholding structure

For reference and illustrative purposes only, assuming that: (1) the proposed Specific Mandate is granted by the Shareholders at the forthcoming EGM and by the A Shareholders and H Shareholders at their respective class meetings; (2) the Board exercises in full the Specific Mandate to issue Placing A Shares; and (3) all conditions for the issue and placing of Placing A Shares have been satisfied, the possible changes in the share capital and shareholding of the Company will be as follows:

Class of Shares	Before the exercise of the Specific Mandate		Immediately after the exercise of the Specific Mandate	
	Number of Shares	*Approximately %*	*Number of Shares*	*Approximately %*
A Shares				
– A Shares in issue	4,786,409,636	65.17	4,786,409,636	56.02
– Placing A Shares	–	–	1,200,000,000	14.04
Sub-total	4,786,409,636	65.17	5,986,409,636	70.06
H Shares	2,558,643,698	34.83	2,558,643,698	29.94
Total	7,345,053,334	100	8,545,053,334	100

Possible application for listing

Should the Board, upon obtaining the Specific Mandate, proceed to exercise the proposed Specific Mandate to issue new A Shares, the Company will apply to the CSRC and the Shanghai Stock Exchange for the listing of and permission to deal in all of the new A Shares to be issued and placed pursuant to the Possible A Share Placing.

Use of Proceeds of the Possible A Share Placing

The proceeds of the Possible A Share Placing will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in projects that are: (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities. The Directors consider the Possible A Share Placing will improve the Company's overall efficiency and financial performance. Accordingly, the Directors consider the Possible A Share Placing to be in the interests of the Company and the Shareholders as a whole.

C. PROPOSED APPLICATION FOR THE ISSUE OF NOT MORE THAN 412 MILLION A SHARE BONDS WITH WARRANTS IN THE PRC

The Company intends to apply to the relevant PRC authorities for the issue of not more than RMB41.2 billion (approximately HK$44.36 billion) A Share Bonds with Warrants in the PRC to institutional and public investors in the PRC. The A Share Bonds and the Warrants are detachable and freely transferable and are proposed to be listed on the Shanghai Stock Exchange separately.

Principal Terms of the A Share Bonds with Warrants

The proposed terms of the A Share Bonds with Warrants are as follows:

1. Principal amount of the A Share Bonds

Not more than RMB41.2 billion (approximately HK$44.36 billion) through the issue of not more than 412 million A Share Bonds. Each subscriber of each A Share Bond will be granted a certain number of Warrants at no costs. Shareholders' approvals will be obtained to authorize the Board to determine the actual amount of the issue of the A Share Bonds and the number of Warrants to be granted to the subscribers of each A Share Bond according to the prevailing market conditions at the time subject to the condition that the proceeds from the full conversion of the Warrants shall not be more than the principal amount of the issue of the Bonds.

2. *Denomination of the A Share Bonds*

RMB100 (approximately HK$107.66) per A Share Bond.

3. *Target subscribers of the A Share Bonds*

Institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange.

4. *Issue mechanisms of the A Share Bonds with Warrants*

The A Share Bonds with Warrants will be offered in the PRC. All existing A Shareholders will be given priority to subscribe for the A Share Bonds with Warrants on a pro rata basis on the same terms and conditions based on their stakes in the Company as at the record date. Shareholders' approvals will be obtained to authorize the Board to determine the number of A Share Bonds with Warrants reserved for existing A Shareholders. The number reserved for existing A Shareholders will be disclosed in the offering memorandum to be issued in the PRC by the Company in respect of the issue of the A Share Bonds with Warrants.

5. *Interest of the A Share Bonds*

The interest of the A Share Bonds will be payable annually. Shareholders' approvals will be obtained to authorize the Board to determine the interest rate and the basis of determination according to the prevailing market conditions after consultation with the A Share Bonds with Warrants Underwriter(s). The A Share Bonds with Warrants Underwriter(s) will be Independent Third Parties. The range of the interest rate and the detailed basis of determination will be disclosed in the offering memorandum to be issued by the Company in respect of the issue of the A Share Bonds with Warrants.

6. *Maturity of the A Share Bonds*

6 years from the issue of the A Share Bonds.

7. *Redemption of the A Share Bonds at the option of the Company*

The Company has the right to redeem the A Share Bonds within 5 trading days after the maturity of the A Share Bonds at the issue price plus interest payable at that time.

8. *Redemption of the A Share Bonds at the option of the holders of the A Share Bonds*

In the event that use of proceeds of the issue of the A Share Bonds with Warrants is in violation of the policy, rules or regulations of the CSRC, the Company may be required by the CSRC to change such use of proceeds, upon occurrence of which the holder of each A Share Bonds will have the rights at such holder's option, to require the Company to redeem the holder's A Share Bonds at the issue price plus interest payable at that time.

9. *Guarantee*

The A Share Bonds with Warrants are not guaranteed.

10. *Term of the Warrants*

The term (ie. the holding period) of the Warrants is 12 months since the listing of the Warrants on the Shanghai Stock Exchange.

11. *Conversion period of the Warrants*

The last 5 trading days of the holding period of the Warrants.

12. *Conversion ratio of the Warrants*

Two Warrants represent the conversion right to one A Share.

13. *Conversion Price of the Warrants*

The conversion price of the Warrants representing the conversion right to one A Share granted under the issue of the A Share Bonds with Warrants will not be lower than (i) the average price of the A Shares over the 20 trading days immediately preceding the date on which the offering memorandum in respect of the issue of the A Share Bonds with Warrants is issued and; (ii) the average price of the A Shares on the trading day immediately preceding the date on which the offering memorandum in respect of the issue of the A Share Bonds with Warrants is issued. In any event, the conversion price of the Warrants will not be less than the latest audited net assets value per Share as stated in the latest audited financial statements of the Company prepared under PRC GAAP.

Shareholders' approvals will be obtained to authorize the Board to determine the conversion price of the Warrants subject to the lower limit as stated above according to the prevailing market at the time after consultation with the A Share Bonds with Warrants Underwriter(s).

14. Adjustment principles

During the term of the Warrants, in the event that the trading of A Shares of the Company is on ex-right or ex-dividend basis, the conversion price and the conversion ratio of the Warrants will be adjusted accordingly:

(1) When the trading of A Shares is on ex-rights basis, the conversion price and the conversion ratio of the Warrants will be adjusted according to the formula as follows:

New conversion price = original conversion price x (the reference price of the A Shares of the Company on the ex-right day/the closing price of the A Shares of the Company on the trading day before the ex-right day)

New conversion ratio = original conversion ratio x (the closing price of the A Shares of the Company on the trading day before the ex-right day/the reference price of the A Shares of the Company on the ex-right day).

(2) When the trading of A Shares is on ex-dividend basis, the conversion ratio of the Warrants will remain unchanged, and the conversion price will be adjusted according to the formula as follows:

New conversion price = original conversion price x (the reference price of A Shares of the Company on the ex-dividend day/the closing price of A Shares of the Company on the trading day before the ex-dividend day).

Save as the above adjustment events, there are no other events that would lead to adjustments in the conversion price of the Warrants.

15. Use of Proceeds of the Issue of the A Share Bonds with Warrants

The proceeds of the issue of the A Share Bonds with Warrants will be used as working capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in projects that are: (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities. The Directors consider the issue of the A Share Bonds with Warrants will improve the Company's overall efficiency and financial performance. The net proceeds from the exercise of the Warrants will be used to supplement the Company's capital and/or invest in investment projects approved by the relevant regulatory authorities. Accordingly, the Directors consider the issue of the A Share Bonds with Warrants to be in the interests of the Company and the Shareholders as a whole.

16. Validity of the resolutions

Shareholder's resolutions approving the proposed issue of the A Share Bonds with Warrants shall be valid for 12 months from the date of the resolutions.

17. Shareholders approval for the proposed issue of the A Share Bonds with Warrants

Under the applicable PRC laws and regulations and the articles of association of the Company, the following Shareholders' approvals are required for the proposed issue of the A Share Bonds with Warrants:

1. approval of the proposed issue of the A Share Bonds with Warrants by special resolution passed at the EGM by at least two-thirds of the Shares with voting rights represented by the Shareholders (or their proxies) attending the meeting;

2. approval of the proposed issue of the A Share Bonds with Warrants by special resolution passed at the A Shareholders Class Meeting by at least two-thirds of the Shares with voting rights represented by the A Shareholders (or their proxies) attending the meeting;

3. approval of the proposed issue of the A Share Bonds with Warrants by special resolution passed at the H Shareholders Class Meeting by at least two-thirds of the Shares with voting rights represented by the H Shareholders (or their proxies) attending the meeting; and

4. authorisation to the Board and the respective lawful attorney of the Directors to take any action and execute any document as it thinks necessary and fit to effect and implement the issue of the A Share Bonds with Warrants by at least two-thirds of the Shares with voting rights represented by the Shareholders (or their proxies) attending the meeting, including the following:

   4.1. authorisation to confirm and implement the terms of the issue, the proposal of the issue and the timetable of the issue, to the extent permitted by the applicable PRC laws and regulations and the articles of association of the Company, in accordance with the requirements of the CSRC;

   4.2. authorisation to adjust the size of the issue and the proposal of the issue in accordance with the applicable PRC laws and regulations, the requirements of the CSRC and the prevailing market conditions in the event of a change in the requirements for the issue of the A share bonds with warrants or change in market conditions;

4.3. authorisation to prepare, amend and submit for approval, any document in relation to the application for an approval of the CSRC for issue in accordance the requirements of the CSRC;

4.4. authorisation to execute, make any amendments to, supplement, submit for approval or file and implement any agreements and documents in relation to the issue (including but not limited to the underwriting agreements and any agreement in relation to the project relating to the use of proceeds of the issue);

4.5. authorisation to handle the matters arising from the application for the listing of, and permission to deal in the A Share Bonds and the Warrants on the Shanghai Stock Exchange;

4.6. authorisation to make necessary amendments to the articles of association of the Company when the conversion period of the Warrants starts and make necessary filings with the relevant administration authority of industry and commerce in this regard; and

4.7. authorisation to engage the A Share Bonds with Warrants Underwriter(s) and other intermediaries and to handle any other matters in relation to the issue and the listing of the A Share Bonds with Warrants.

The above resolutions will be proposed at the EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting to obtain such approvals.

Conditions of the Issue of the A Share Bonds with Warrants

It is expected that the issue of the A Share Bonds with Warrants will be conditional upon the fulfillment of the following:

1. the approval of the issue of the A Share Bonds with Warrants by the Shareholders at the EGM;

2. the approval of the issue of the A Share Bonds with Warrants at the A Shareholders Class Meeting and H Shareholders Class Meeting, respectively;

3. the approval of the CSRC for the issue of the A Share Bonds with Warrants; and

4. the entering into of the underwriting agreement(s) with the A Share Bonds with Warrants Underwriter(s).

None of the above conditions for the completion of the A Share Bonds with Warrants may be waived by the Company or has been satisfied as at the Latest Practicable Date. As at the Latest Practicable Date, the Company has not made a formal application to the CSRC. Such formal application to the CSRC can only be made after obtaining the relevant approvals from the Shareholders at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. Specific terms of the A Share Bonds with Warrants will be determined after the approval from the CSRC is obtained. **If the conditions are not fulfilled, the issue of the A Share Bonds with Warrants will not proceed.**

Impact on Shareholders

Upon conversion of the Warrants to be issued, there would be an increase in the number of A Shares held by the public. The exact size of the increase will depend on the final terms of the Warrants, including, among other terms, the size of the issue and the conversion price at which the Warrants will be converted into A Shares. Shareholders' equity interest in the Company will be diluted as a result of the exercise of the conversion rights attached to the Warrants. The Company will ensure that the Company will be able to comply with the 20% minimum public float requirement (being the minimum public float applicable to the Company) upon full conversion of the Warrants. Further announcement will be made once the specific terms and conditions of the Warrants are determined.

Prior to the exercise of the conversion rights of the Warrants, the holders of the Warrants will not be entitled to (i) any right on liquidation of the Company; and (ii) participate in any distribution and/or offers of further securities made by the Company.

The Company confirms that new A Shares to be issued for exercising the Warrants, when aggregated with all other equity securities which remain to be issued on the exercise of the conversion rights shall not exceed 20% of the total share capital of the Company at the time of issuing the Warrants. The term of the Warrants is 12 months since the listing of the Warrants on the Shanghai Stock Exchange. Accordingly, the proposed issuance of A Share Bonds with Warrants is in compliance with Rule 15.02 of the Listing Rules. No further approval from Shareholders is needed under the Listing Rules.

D. THE EGM AND THE SHAREHOLDERS CLASS MEETINGS

The Possible A Shares Placing and the issue of the A Share Bonds with Warrants will be subject to, among other things, the approval of the Shareholders in a general meeting and the H Shareholders and A Shareholders at their respective class meetings. It is therefore proposed that the EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting be convened on Wednesday, 5 March, 2008, to propose resolutions to vote by poll, among other things, to approve the Possible A Share Placing and the issue of the A Share Bonds with Warrants. The EGM and the H Shareholders Class Meeting were scheduled to be held on 5 March, 2008 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC, details of which were set out in the EGM notice, the H Shareholders Class Meeting notice dated 18

January, 2008 together with the reply slip and the proxy form. Due to the change of arrangement of the meeting venue, the place of the EGM and the H Shareholders Class Meeting are changed to Ping An School of Financial Services, Guanlan, Shenzhen, PRC. The time of the meetings, shareholding registration date, EGM attendance registration date and resolutions to be considered remain unchanged. Shareholders who intend to attend the EGM or the H Shareholders Class Meeting should be aware of the above-mentioned.

Since the A Share Placees have not been identified at this stage and all the A Shareholders will be subject to the same terms and conditions under the Possible A Share Placing and the issue of the A Share Bonds with the Warrants, no Shareholder is required to abstain from voting in connection with the matters to be resolved at the EGM and the Shareholders Class Meetings.

E. IMPLICATIONS UNDER THE LISTING RULES

Under the Possible A Share Placing and the proposed issue of the A Share Bonds with Warrants, the Placing A Shares as well as the A Share Bonds with Warrants will be offered to all existing A Shareholders on a preferential basis and to institutional and public investors that have A Shares stock trading accounts with the Shanghai Stock Exchange in the PRC, which may potentially include connected persons of the Company. The issue of the Placing A Shares and the A Share Bonds with Warrants to the connected persons of the Company, if any, will constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

In light of the above, the Company has applied for a waiver from full compliance with Chapter 14A of the Listing Rules that this circular will not be required to contain a separate letter from the independent financial adviser and a letter from the independent board committee.

F. RECOMMENDATION

The Directors consider that the Possible A Shares Placing and the issue of the A Share Bonds with Warrants are in the best interest of the Company and the Shareholders as a whole. Accordingly, the Directors recommend you to vote in favour of all the resolutions in relation to the Possible A Share Placing and the issue of the A Shares Bonds with Warrants and other related matters at the EGM and at the H Shareholders Class Meeting, respectively.

Yours faithfully,
For and on behalf of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' and supervisors' interests and short positions in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the directors, chief executive or supervisors of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules, were as follows:

Long positions in shares of the Company

Name of Director/ supervisor		H/A Shares	Capacity	*Notes*	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
Cheung Chi Yan Louis	Executive Director	H	Beneficial owner		248,000	Long position	0.01	0.003
Chow Wing Kin Anthony	Independent non-executive Director	H	Interest held jointly with another person	(a)	7,500	Long position	0.00029	0.000
Lin Li	Supervisor	A	Interest of controlled corporations	(b)	176,000,000	Long position	3.68	2.40

Notes:

(a) Chow Wing Kin Anthony jointly held these Shares with Chow Suk Han Anna.

(b) Lin Li was interested in shares of the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 A Shares in the Company.

Save as disclosed above, as at the Latest Practicable Date, none of the directors, chief executive or supervisors of the Company had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

(b) Persons who have an interest or short position which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders

So far as is known to the Directors, as at the Latest Practicable Date, the following persons (not being a director, chief executive or supervisor of the Company) had, or were deemed to have, interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange, or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(i) Interests and short positions of substantial shareholders who are entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company

Name of substantial shareholder	**H/A Shares**	**Capacity**	*Notes*	**No. of H/A shares**	**Nature of interest**	**Percentage of total number of H/A shares in issue (%)**	**Percentage of total shares in issue (%)**
HSBC Holdings plc	H	Interest of controlled corporations	1,2,3	1,233,870,388	Long position	48.22	16.79

(ii) Interests and short positions of other substantial shareholders

Name of substantial shareholder	H/A Shares	Capacity	*Notes*	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
HSBC Insurance Holdings Limited	H	Beneficial owner	1	618,886,334	Long position	24.19	8.43
The Hongkong and Shanghai Banking Corporation Limited	H	Beneficial owner	3	614,099,279	Long position	24.00	8.36
UBS AG	H	Beneficial owner		131,342,623	Long position	5.13	1.79
		Interest in controlled corporation	4	22,490,886	Long position	0.88	0.31
				153,833,509		6.01	2.09
		Beneficial owner		20,139,623	Short position	0.79	0.27
		Person having a security interest in shares		1,620,000	Short position	0.06	0.02
		Interest in controlled corporation	4	7,003,200	Short position	0.27	0.10
				28,762,823		1.12	0.39
Shenzhen Investment Holdings Co., Ltd.	A	Beneficial owner		543,181,445	Long position	11.35	7.40
Shenzhen Jingao Industrial Development Co., Ltd.	A	Beneficial owner	5	331,117,788	Long position	6.92	4.51
Ping An Securities Company. Ltd. Labor Union	A	Interest of controlled corporations	5	331,117,788	Long position	6.92	4.51

Name of substantial shareholder	H/A Shares	Capacity	*Notes*	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
China Ping An Trust & Investment Co., Ltd. Labor Union	A	Interest of controlled corporations	5	331,117,788	Long position	6.92	4.51
Shenzhen New Horse Investment Development Co., Ltd.	A	Beneficial owner	6	389,592,366	Long position	8.14	5.30
Ping An Insurance (Group) Company of China, Ltd. Labor Union	A	Interest of controlled corporations	6	389,592,366	Long position	8.14	5.30
Yuan Trust Investment Company Ltd.	A	Beneficial owner		380,000,000	Long position	7.94	5.17
Shenzhen Shum Yip Investment Development Company Ltd.	A	Beneficial owner		301,585,684	Long position	6.30	4.11

Notes:

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 H Shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 H Shares in the Company. The interest in 884,775 H Shares of the Company was held through cash settled unlisted securities.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) UBS AG held interest in a total of 22,490,886 H Shares (Long position) and 7,003,200 H Shares (Short position) in the Company by virtue of its 100% control over the following corporations, which held interests in the Company:

Name of controlled corporation	No. of shares Long position	Short position
UBS Securities LLC	7,003,200	7,003,200
UBS O'Connor LLC	100,000	–
UBS Global Asset Management (Japan) Ltd	492,000	–
UBS Fund Management (Switzerland) AG	615,200	–
UBS Fund Services (Luxembourg) SA	962,177	–
UBS Global Asset Management (Canada) Co.	195,924	–
UBS Global Asset Management (Hong Kong) Ltd	4,564,500	–
UBS Global Asset Management (Singapore) Ltd	6,203,500	–
UBS Global Asset Management (UK) Limited	2,062,000	–
UBS Bank (Canada)	53,935	–
UBS Swiss Financial Advisers AG	44,450	–
UBS Wealth Management Australia Ltd.	7,000	–
UBS Global Asset Management (Americas) Inc.	168,000	–
UBS Global Asset Management (Australia) Ltd	19,000	–

Among the entire interest of UBS AG in the Company, the following shares were held through derivatives:

954,500 H Shares (Long position) and 1,666,500 H Shares (Short position)	–	through physically settled listed securities
2,720,650 H Shares (Short position)	–	through cash settled listed securities
2,184,000 H Shares (Long position) and 2,511,873 H Shares (Short position)	–	through physically settled unlisted securities
53,210,000 H Shares (Long position) and 5,000 H Shares (Short position)	–	through cash settled unlisted securities

(5) Shenzhen Jingao Industrial Development Co., Ltd. was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 331,117,788 A Shares relates to the same block of shares in the Company.

(6) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 A Shares relates to the same block of shares in the Company.

(iii) Interest in other members of the Group

Name of Group member	Name of shareholder	Percentage shareholding
China Ping An Insurance (Hong Kong) Company Limited	Industrial and Commercial Bank of China (Asia) Limited	25%

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any other person (other than the directors, chief executive or supervisors of the Company) who had, or was deemed to have, interests or short positions in the shares or underlying shares of the Company (including any interests in options in respect of such capital), which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise

notified to the Company and the Stock Exchange, or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

3. DIRECTORS' COMPETING INTEREST

The following Directors are considered to have interests in a business which competes or is likely to compete, directly or indirectly, with the business of the Group, as defined in the Listing Rules, as set out below:

Mr. Wong Tung Shun Peter, a non-executive director of the Company, is currently an executive director of The Hong Kong and Shanghai Banking Corporation Limited, which is the largest among foreign banks in mainland China and offers a wide range of banking and financial services by ever-expanding network. As Ping An Bank, a subsidiary of the Company, is primarily engaged in the foreign currency commercial banking business in the PRC as approved by the CBRC, the authorized banking business of The Hong Kong and Shanghai Banking Corporation Limited has, to a certain extent, overlapped and thus may compete with those of Ping An Bank.

Save as disclosed above, as at the Latest Practicable Date, none of the directors or supervisors of the Company nor their respective associates had any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

4. DIRECTORS' MATERIAL INTERESTS

As at the Latest Practicable Date, none of the directors or supervisors of the Company had any direct or indirect interests in any assets which have since 30 June, 2007 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the directors or supervisors of the Company was materially interested in any contract or arrangement which is significant in relation to the business of the Group.

5. LITIGATION AND CLAIMS

As at the Latest Practicable Date, neither the Company nor any other member of the Group is engaged in any litigation or claims of material importance pending and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensations (other than statutory compensation)).

7. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 30 June, 2007.

8. MISCELLANEOUS

(a) The registered office of the Company is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC and the principal place of business of the Company in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong.

(b) The H share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The joint company secretaries of the Company are Mr. Yao Jun, the Chief Legal Officer of the Company, qualified to practice law in the PRC, and Mrs. Natalia Seng Sze Ka Mee, a Fellow of The Hong Kong Institute of Company Secretaries, The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Directors.

(d) The qualified accountant of the Company is Mr. Mak Wai Lam William, a member of the Association of Chartered Certified Accountants of England and the Hong Kong Institute of Certified Public Accountants.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") will be held at 10:00 a.m. on Wednesday, 5 March, 2008 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated 18 January, 2008 (the "**Announcement**"):

SPECIAL RESOLUTIONS

1. "**RESOLVED THAT** the Board be and are hereby granted the Specific Mandate (information of the proposed Specific Mandate is set out in the Announcement) to allot, issue and deal in the Placing A Share in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

   (1) Class and par value of the Shares to be issued: A Shares of RMB1.00 each;

   (2) Number of the Placing A Shares to be issued under the Specific Mandate: subject to the fulfilment of the conditions in respect of the Possible A Share Placing as set out in the Announcement, the aggregate number of A Shares to be issued and allotted shall not be more than 1,200,000,000 A Shares. The number of Placing A Shares to be issued will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then market conditions;

   (3) Issue mechanism: the Possible A Share shall adopt a fixed price issue method. A Shareholders with his/her/its name registered on the register of members of A Shares as at closing of trading hours on the record day will be given pre-emption right in subscribing the Placing A Shares on a pro rata basis on the same terms and conditions based on their stakes in the Company as at the record date. The actual issue mechanism, proportion of pre-emption right will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then market conditions;

   (4) Target subscribers: the new A Shares under the Possible A Share Placing will be placed to institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with The Shanghai Stock Exchange;

(5) Ranking of the Placing A Shares: should the Board, upon obtaining the Specific Mandate, proceed to exercise the proposed Specific Mandate to issue new A Shares, the Company will apply to the CSRC and Shanghai Stock Exchange for the listing of and permission to deal in all of the new A Shares to be issued and placed on the Shanghai Stock Exchange. The Placing A Shares, when fully paid, will rank pari passu in all respects with the A Shares in issue at the time of issue and allotment of the Placing A Shares;

(6) Pricing: The Placing A Shares will be issued in RMB. The Placing A Shares will not be issued at a price lower than (i) the average price of the A Shares of the Company as quoted on the Shanghai Stock Exchange for 20 trading days immediately prior to the date on which the prospectus in relation to the Possible A Share Placing is published; or (ii) the average price of the A Shares of the Company as quoted on the Shanghai Stock Exchange on the last trading day immediately before such prospectus is published. In any event, the issue price will not be less than the latest audited net asset value per Share as stated in the latest audited financial statements of the Company prepared under PRC GAAP;

(7) Use of Proceeds: the proceeds of the Possible A Share Placing will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors and (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies and (iii) permitted and approved by the relevant regulatory authorities;

(8) Validity of this special resolution: approval for the Possible A Share Placing shall be valid for 12 months from the date of the Shareholders' approval; and

(9) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the Possible A Share Placing including but not limited to (i) handling the matters arising from the application for an approval of the CSRC for the Possible A Share Placing; (ii) confirming and implementing the proposal of the Possible A Share Placing in accordance with resolutions passed at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting, including but not limited to, engaging the intermediaries for the Possible A Share Placing, determining the number of the Placing A Shares to be issued, the issue price, the timetable, the mechanisms, the proportion of A Shares to be made available for priority subscription and the target subscribers of Possible A Share Placing; (iii) executing, making any amendments to, supplementing, submitting for approval or file and implementing any agreements and documents in relation to the Possible A Share Placing; (iv) adjusting the proposal of the Possible A Share Placing in the event of a change in the CSRC's requirements for placing of A shares; (v) handling the matters arising from the application for the listing of, and permission to deal in the Placing A Shares on the Shanghai Stock Exchange; (vi) increasing the

registered capital of the Company and make necessary amendments to the articles of association of the Company as a result of the completion of the Possible A Share Placing and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) to the extent allowed by the applicable PRC laws and regulations, to do such other acts, take such steps which in their opinions may be necessary, desirable or expedient for the implementing and giving effect to the Possible A Share Placing."

2. "**RESOLVED THAT** subject to the fulfillment of the conditions in respect of the issue of A Share Bond with Warrants as set out in the Announcement, the issue of the A Share Bonds with Warrants on the following structure and terms, be and is hereby considered and approved:

(1) Principal amount of the A Share Bonds: not more than RMB41.2 billion (approximately HK$44.36 billion) through the issue of not more than 412 million A Share Bonds. Each subscriber of each A Share Bond will be granted a certain number of Warrants at no costs. The actual amount of the issue of the A Share Bonds and the number of Warrants to be granted to the subscribers of each A Share Bond will be determined by the Board according to the prevailing market conditions at the time subject to the condition that the proceeds from the full conversion of the Warrants shall not be more than the principal amount of the issue of the Bonds;

(2) Denomination of the A Share Bonds: RMB100 (approximately HK$107.66) per A Share Bond;

(3) Target subscribers of the A Share Bonds: Institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange;

(4) Issue mechanisms of the A Share Bonds with Warrants: the A Share Bonds with Warrants will be offered in the PRC. All existing A Shareholders will be given priority to subscribe for the A Share Bonds with Warrants on a pro rata basis on the same terms and conditions based on their stakes in the Company as at the record date. The number of A Share Bonds with Warrants reserved for existing A Shareholders will be determined by the Board. The number reserved for existing A Shareholders will be disclosed in the offering memorandum to be issued by the Company in the PRC in respect of the issue of the A Share Bonds with Warrants;

(5) Interest of the A Share Bonds: the interest of the A Share Bonds will be payable annually. The interest rate and the basis of determination will be determined by the Board according to the prevailing market conditions after consultation with the A Share Bonds with Warrants Lead Underwriter. The range of the interest rate and the detailed basis of determination will be disclosed in the offering memorandum to be issued by the Company in respect of the issue of the A Share Bonds with Warrants;

(6) Maturity of the A Share Bond: 6 years from the issue of the A Share Bonds;

(7) Redemption of the A Share Bonds at the option of the Company: the Company has the right to redeem the A Share Bonds within 5 trading days after the maturity of the A Share Bonds at the issue price plus interest payable at that time;

(8) Redemption of the A Share Bonds at the option of the holders of the A Share Bonds: In the event that the use of proceeds of the issue of the A Share Bonds with Warrants is in violation of the policy, rules or regulations of the CSRC, the Company may be required by the CSRC to change such use of proceeds, upon occurrence of which the holder of each A Shares Convertible Bonds will have the rights at such holder's option, to require the Company to redeem the holder's A Share Bonds at the issue price plus interest payable at that time;

(9) Guarantee: the A Share Bonds with Warrants are not guaranteed;

(10) Term of the Warrants: The term (i.e. the holding period) of the Warrants is 12 months since the listing of the Warrants on the Shanghai Stock Exchange;

(11) Conversion period of the Warrants: the last 5 trading days of the holding period of the Warrants;

(12) Conversion ratio of the Warrants: two Warrants represent the conversion right to one A Share;

(13) Conversion Price of the Warrants: the conversion price of the Warrants representing the conversion right to one A Share granted under the issue of the A Share Bonds with Warrants will not be lower than (i) the average price of the A Shares over the 20 trading days immediately preceding the date on which the offering memorandum in respect of the issue of the A Share Bonds with Warrants is issued; and (ii) the average price of the A Shares on the trading day immediately preceding the date on which the offering memorandum in respect of the issue of the A Share Bonds with Warrants is issued. The conversion price of the Warrants will be determined by the Board subject to the lower limited as stated above according to the prevailing market conditions at the time after consultation with the A Share Bonds with Warrants Lead Underwriter(s);

(14) Adjustment principles: During the term of the Warrants, in the event that the trading of A Shares of the Company is on ex-right or ex-dividend basis, the conversion price, and the conversion ratio of the Warrants will be adjusted accordingly:

   (1) When the trading of A Shares is on ex-rights basis, the conversion price and the conversion ratio of the Warrants will be adjusted according to the formula as follows:

   New conversion price = original conversion price x (the reference price of the A Shares of the Company on the ex-right day/the closing price of the A Shares of the Company on the trading day before the ex-right day)

New conversion ratio = original conversion ratio x (the closing price of the A Shares of the Company on the trading day before the ex-right day/the reference price of the A Shares of the Company on the ex-right day)

(2) When the trading of A Shares is on ex-dividend basis, the conversion ratio of the Warrants will remain unchanged, and the conversion price will be adjusted according to the formula as follows:

New conversion price = original conversion price x (the reference price of A Shares of the Company on the ex-dividend day/the closing price of A Shares of the Company on the trading day before the ex-dividend day);

(15) Use of Proceeds of the Issue of the A Share Bonds with Warrants: the proceeds of the issue of the A Share Bonds with Warrants will be used as working capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities. The net proceeds from the exercise of the Warrants will be used to supplement the Company's capital and/or invest in investment projects approved by the relevant regulatory authorities;

(16) Validity of this special resolution: approval for the proposed issue of the A Share Bonds with Warrants shall be valid for 12 months from the date of the Shareholders' approval; and

(17) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the issue of the A Share Bonds with Warrants including but not limited to (i) confirming and implementing the terms of the issue, the proposal of the issue and the timetable of the issue, to the extent permitted by the applicable PRC laws and regulations and the articles of association of the Company, in accordance with the requirements of the CSRC; (ii) adjusting the size of the issue and the proposal of the issue in accordance with the applicable PRC laws and regulations, the requirements of the CSRC and the prevailing market conditions in the event of a change in the requirements for the issue of A share bonds with warrants or change in market conditions; (iii) preparing, amending and submitting for approval, any document in relation to the application for an approval of the CSRC for issue in accordance the requirements of the CSRC; (iv) executing, making any amendments to, supplementing, submitting for approval or filing and implementing any agreements and documents in relation to the issue (including but not limited to the underwriting agreements and any agreement in relation to the project relating to the use of proceeds of the issue); (v) handling the matters arising from the application for the listing of, and permission to deal in the A Share Bonds and the Warrants on the Shanghai Stock Exchange; (vi) making necessary

amendments to the articles of association of the Company when the conversion period of the Warrants starts and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) engaging the A Share Bonds with Warrants Underwriter(s) and other intermediaries and to handle any other matters in relation to the issue and the listing of the A Share Bonds with Warrants."

ORDINARY RESOLUTIONS

3. "**NOTED THAT** the feasibility study report on the use of proceeds of the Possible A Share Placing and the issue of the A Share Bonds with Warrants was approved by the Board on 18 January, 2008. As set out in the feasibility study report, the proceeds of the Possible A Share Placing and the issue of the A Share Bonds with Warrants will be used as capital and working capital of the Company, respectively, to enhance the Company's overall financial efficiency and performance and/or as capital to invest in projects that are: (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities.

   RESOLVED THAT the feasibility study report on the use of proceeds of the Possible A Share Placing and the issue of the A Share Bonds with Warrants is hereby considered, approved and confirmed."

4. "**RESOLVED THAT** subject to the completion of the Possible A Share Placing, the proposal that the existing shareholders and new shareholders pursuant to the Possible A Share Placing shall be entitled to receive any future distribution of the undistributed retained profits of the Company accrued before the completion of the Possible A Share Placing be and is hereby considered and approved."

5. "**RESOLVED THAT** the report on the use of proceeds of the initial public offerings of A Shares of the Company be and is hereby considered, approved and confirmed."

6. "**RESOLVED THAT** the proposal on the connected transaction between the Company and the Bank of Communications. Co., Ltd. be and is hereby considered, approved and confirmed."

By order of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, 18 January, 2008

Notes:

(a) The Shareholders whose names appear on the register of members of the Company at the close of business on 1 February, 2008 are entitled to attend the EGM with their passports or other identity papers.

(b) The register of H Shareholders and the register of A Shareholders will be closed from 4 February, 2008 to 5 March, 2008, both days inclusive, during which time no share transfer will be effected.

(c) Each Shareholder who has the right to attend and vote at the EGM is entitled to appoint one or more proxy(ies), whether such proxy(ies) is(are) shareholder(s) or not, to attend and vote on his/her/its/behalf at the EGM.

(d) A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll in respect of the Shares actually held.

(e) The instrument appointing a proxy must be in writing under the hand of the appointer or his/her attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the form of proxy must be delivered to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for the EGM or any adjournment thereof.

(f) Shareholders intending to attend the EGM should return the reply slip (which will be despatched to the Shareholders together with this notice) to the Secretarial Office to the Board of the Company on or before 4:00 p.m. on 12 February, 2008 by hand, post or fax. Failure to return the reply slip will not affect a Shareholder's right to attend the EGM or any adjournment thereof in person.

(g) Shareholders shall be responsible for their own travelling and accommodation expenses.

(h) Each of the resolutions 1 (1) to (9) and 2 (1) to (17) shall be voted as a separate resolution.

(i) As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that a class meeting (the "**H Shareholders Class Meeting**") of holders of the H Shares (the "**H Shareholders**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") will be held at 11:30 a.m. on Wednesday, 5 March, 2008 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated 18 January, 2008 (the "**Announcement**"):

SPECIAL RESOLUTIONS

1. "**RESOLVED THAT** the Board be and are hereby granted the Specific Mandate (information of the proposed Specific Mandate is set out in the Announcement) to allot, issue and deal in the Placing A Share in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

   (1) Class and par value of the Shares to be issued: A Shares of RMB1.00 each;

   (2) Number of the Placing A Shares to be issued under the Specific Mandate: Subject to the fulfilment of the conditions in respect of the Possible A Share Placing as set out in the Announcement, the aggregate number of A Shares to be issued and allotted shall not be more than 1,200,000,000 A Shares. The number of Placing A Shares to be issued will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then market conditions;

   (3) Issue mechanism: the Possible A Share shall adopt a fixed price issue method. A Shareholders with his/her/its name registered on the register of members of A Shares as at closing of trading hours on the record day will be given pre-emption right in subscribing the Placing A Shares on a pro rata basis on the same terms and conditions based on their stakes in the Company as at the record date. The actual issue mechanism, proportion of pre-emption right will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then market conditions;

(4) Target subscribers: the new A Shares under the Possible A Share Placing will be placed to institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with The Shanghai Stock Exchange);

(5) Ranking of the Placing A Shares: should the Board, upon obtaining the Specific Mandate, proceed to exercise the proposed Specific Mandate to issue new A Shares, the Company will apply to the CSRC and Shanghai Stock Exchange for the listing of and permission to deal in all of the new A Shares to be issued and placed on the Shanghai Stock Exchange. The Placing A Shares, when fully paid, will rank pari passu in all respects with the A Shares in issue at the time of issue and allotment of the Placing A Shares;

(6) Pricing: The Placing A Shares will be issued in RMB. The Placing A Shares will not be issued at a price lower than (i) the average price of the A Shares of the Company as quoted on the Shanghai Stock Exchange for 20 trading days immediately prior to the date on which the prospectus in relation to the Possible A Share Placing is published; or (ii) the average price of the A Shares of the Company as quoted on the Shanghai Stock Exchange on the last trading day immediately before such prospectus is published. In any event, the issue price will not be less than the latest audited net asset value per Share as stated in the latest audited financial statements of the Company prepared under PRC GAAP;

(7) Use of Proceeds: the proceeds of the Possible A Share Placing will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors and (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies and (iii) permitted and approved by the relevant regulatory authorities;

(8) Validity of this special resolution: approval for the Possible A Share Placing shall be valid for 12 months from the date of the Shareholders' approval; and

(9) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the Possible A Share Placing including but not limited to (i) handling the matters arising from the application for an approval of the CSRC for the Possible A Share Placing; (ii) confirming and implementing the proposal of the Possible A Share Placing in accordance with resolutions passed at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting, including but not limited to, engaging the intermediaries for the Possible A Share Placing, determining the number of the Placing A Shares to be issued, the issue price, the timetable, the mechanisms, the proportion of A Shares to be made available for priority subscription and the target subscribers of Possible A Share Placing; (iii) executing, making any amendments to, supplementing, submitting for

approval or file and implementing any agreements and documents in relation to the Possible A Share Placing; (iv) adjusting the proposal of the Possible A Share Placing in the event of a change in the CSRC's requirements for placing of A shares; (v) handling the matters arising from the application for the listing of, and permission to deal in the Placing A Shares on the Shanghai Stock Exchange; (vi) increasing the registered capital of the Company and make necessary amendments to the articles of association of the Company as a result of the completion of the Possible A Share Placing and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) to the extent allowed by the applicable PRC laws and regulations, to do such other acts, take such steps which in their opinions may be necessary, desirable or expedient for the implementing and giving effect to the Possible A Share Placing."

2. "**RESOLVED THAT** subject to the fulfillment of the conditions in respect of the issue of A Share Bond with Warrants as set out in the Announcement, the issue of the A Share Bonds with Warrants on the following structure and terms, be and is hereby considered and approved:

(1) Principal amount of the A Share Bonds: not more than RMB41.2 billion (approximately HK$44.36 billion) through the issue of not more than 412 million A Share Bonds. Each subscriber of each A Share Bond will be granted a certain number of Warrants at no costs. The actual amount of the issue of the A Share Bonds and the number of Warrants to be granted to the subscribers of each A Share Bond will be determined by the Board according to the prevailing market conditions at the time subject to the condition that the proceeds from the full conversion of the Warrants shall not be more than the principal amount of the issue of the Bonds;

(2) Denomination of the A Share Bonds: RMB100 (approximately HK$107.66) per A Share Bond;

(3) Target subscribers of the A Share Bonds: Institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange;

(4) Issue mechanisms of the A Share Bonds with Warrants: the A Share Bonds with Warrants will be offered in the PRC. All existing A Shareholders will be given priority to subscribe for the A Share Bonds with Warrants on a pro rata basis on the same terms and conditions based on their stakes in the Company as at the record date. The number of A Share Bonds with Warrants reserved for existing A Shareholders will be determined by the Board. The number reserved for existing A Shareholders will be disclosed in the offering memorandum to be issued by the Company in the PRC in respect of the issue of the A Share Bonds with Warrants;

(5) Interest of the A Share Bonds: the interest of the A Share Bonds will be payable annually. The interest rate and the basis of determination will be determined by the Board according to the prevailing market conditions after consultation with the A Share Bonds with Warrants Lead Underwriter. The range of the interest rate and the detailed basis of determination will be disclosed in the offering memorandum to be issued by the Company in respect of the issue of the A Share Bonds with Warrants;

(6) Maturity of the A Share Bond: 6 years from the issue of the A Share Bonds;

(7) Redemption of the A Share Bonds at the option of the Company: the Company has the right to redeem the A Share Bonds within 5 trading days after the maturity of the A Share Bonds at the issue price plus interest payable at that time;

(8) Redemption of the A Share Bonds at the option of the holders of the A Share Bonds: In the event that the use of proceeds of the issue of the A Share Bonds with Warrants is in violation of the policy, rules or regulation of the CSRC, the Company may be required by the CSRC to change such use of proceeds, upon occurrence of which, the holder of each A Shares Convertible Bonds will have the rights at such holder's option, to require the Company to redeem the holder's A Share Bonds at the issue price plus interest payable at that time;

(9) Guarantee: the A Share Bonds with Warrants are not guaranteed;

(10) Term of the Warrants: The term (i.e. the holding period) of the Warrants is 12 months since the listing of the Warrants on the Shanghai Stock Exchange;

(11) Conversion period of the Warrants: the last 5 trading days of the holding period of the Warrants;

(12) Conversion ratio of the Warrants: two Warrants represent the conversion right to one A Share;

(13) Conversion Price of the Warrants: the conversion price of the Warrants representing the conversion right to one A Share granted under the issue of the A Share Bonds with Warrants will not be lower than; (i) the average price of the A Shares over the 20 trading days immediately preceding the date on which the offering memorandum in respect of the issue of the A Share Bonds with Warrants is issued; and (ii) the average price of the A Shares on the trading day immediately preceding the date on which the offering memorandum in respect of the issue of the A Share Bonds with Warrants is issued. The conversion price of the Warrants will be determined by the Board subject to the lower limited as stated above according to the prevailing market conditions at the time after consultation with the A Share Bonds with Warrants Underwriter(s);

(14) Adjustment principles: During the term of the Warrants, in the event that the trading of A Shares of the Company is on ex-right or ex-dividend basis, the conversion price, and the conversion ratio of the Warrants will be adjusted accordingly:

(1) When the trading of A Shares is on ex-rights basis, the conversion price and the conversion ratio of the Warrants will be adjusted according to the formula as follows:

New conversion price = original conversion price x (the reference price of the A Shares of the Company on the ex-right day/the closing price of the A Shares of the Company on the trading day before the ex-right day)

New conversion ratio = original conversion ratio x (the closing price of the A Shares of the Company on the trading day before the ex-right day/the reference price of the A Shares of the Company on the ex-right day)

(2) When the trading of A Shares is on ex-dividend basis, the conversion ratio of the Warrants will remain unchanged, and the conversion price will be adjusted according to the formula as follows:

New conversion price = original conversion price x (the reference price of A Shares of the Company on the ex-dividend day/the closing price of A Shares of the Company on the trading day before the ex-dividend day);

(15) Use of Proceeds of the Issue of the A Share Bonds with Warrants: the proceeds of the issue of the A Share Bonds with Warrants will be used as working capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities. The net proceeds from the exercise of the Warrants will be used to supplement the Company's capital and/or invest in investment projects approved by the relevant regulatory authorities;

(16) Validity of this special resolution: approval for the proposed issue of the A Share Bonds with Warrants shall be valid for 12 months from the date of the Shareholders' approval; and

(17) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the issue of the A Share Bonds with Warrants including but not limited to (i) confirming and implementing the terms of the issue, the proposal of the issue and the timetable of the issue, to the extent permitted by the applicable PRC laws and regulations and the articles of association of the Company, in accordance with the requirements of the CSRC; (ii) adjusting the

size of the issue and the proposal of the issue in accordance with the applicable PRC laws and regulations, the requirements of the CSRC and the prevailing market conditions in the event of a change in the requirements for the issue of A share bonds with warrants or change in market conditions; (iii) preparing, amending and submitting for approval, any document in relation to the application for an approval of the CSRC for issue in accordance the requirements of the CSRC; (iv) executing, making any amendments to, supplementing, submitting for approval or filing and implementing any agreements and documents in relation to the issue (including but not limited to the underwriting agreements and any agreement in relation to the project relating to the use of proceeds of the issue); (v) handling the matters arising from the application for the listing of, and permission to deal in the A Share Bonds and the Warrants on the Shanghai Stock Exchange; (vi) making necessary amendments to the articles of association of the Company when the conversionperiod of the Warrants starts and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) engaging the A Share Bonds with Warrants Underwriter(s) and other intermediaries and to handle any other matters in relation to the issue and the listing of the A Share Bonds with Warrants.

By order of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, 18 January, 2008

Notes:

(a) The H Shareholders whose names appear on the register of members of the Company at the close of business on 1 February, 2008 are entitled to attend the H Shareholders Class Meeting with their passports or other identity papers.

(b) The register of H Shareholders and the register of A Shareholders will be closed from 4 February, 2008 to 5 March, 2008, both days inclusive, during which time no share transfer will be effected.

(c) Each H Shareholder who has the right to attend and vote at the H Shareholders Class Meeting is entitled to appoint one or more proxy(ies), whether such proxy(ies) is(are) shareholder(s) or not, to attend and vote on his/her/its/behalf at the H Shareholder Class Meeting.

(d) A proxy of a H Shareholder who has appointed more than one proxy may only vote on a poll in respect of the Shares actually held.

(e) The instrument appointing a proxy must be in writing under the hand of the appointer or his/her attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the form of proxy must be delivered to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for the H Shareholders Class Meeting or any adjournment thereof.

(f) Shareholders intending to attend the H Shareholders Class Meeting should return the reply slip (which will be despatched to the Shareholders together with this notice) to the Secretarial Office to the Board of the Company on or before 4:00 p.m. on 12 February, 2008 by hand, post or fax. Failure to return the reply slip will not affect a H Shareholder's right to attend the H Shareholders Class Meeting or any adjournment thereof in person.

(g) The H Shareholders shall be responsible for their own travelling and accommodation expenses.

(h) Each of the resolutions 1 (1) to (9) and 2 (1) to (17) shall be voted as a separate resolution.

(i) As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip. the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony. Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

DELAY IN DESPATCH OF A CIRCULAR

As additional time is required to bulk print the Circular and in view of the Chinese New Year holidays, the Company has applied to the Hong Kong Stock Exchange for an extension of time for despatch of the Circular to no later than 13 February 2008.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 18 January 2008 (the "**Announcement**") in relation to the (i) proposed specific mandate relating to the Possible A Share Placing and (ii) proposed application for the issue of not more than 412 million A Share Bonds with Warrants. Unless otherwise defined, terms used herein shall have the same meanings as defined in the Announcement.

DELAY IN DESPATCH OF THE CIRCULAR

Pursuant to Rule 14A.49 of the Listing Rules, the Company is required to despatch a circular (the "Circular") in relation to the Possible A Share Placing and the issue of the A Share Bonds with Warrants to its Shareholders within 21 days after the publication of the Announcement (i.e. 8 February 2008).

As additional time is required to bulk print the Circular and in view of the Chinese New Year holidays, the Company has applied to the Hong Kong Stock Exchange for an extension of time for despatch of the Circular to no later than 13 February 2008.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 5 February 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年2月5日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　證券代碼：601318　　編號：臨 2008-008

中國平安保險（集團）股份有限公司 關於召開2008年第一次臨時股東大會、2008年第一次內資股類別股東會議、2008年第一次外資股類別股東會議的第二次公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要提示：因網絡投票系統的技術原因，股權登記日登記在冊的所有A股股東在進行2008年第一次臨時股東大會和2008年第一次內資股類別股東會議網絡投票時，僅能投票一次，因此參加網絡投票的股東在2008年第一次臨時股東大會上投票，將視同在2008年第一次內資股類別股東會議上作出相同的投票；參加現場會議的股東將分別在2008年第一次臨時股東大會和2008年第一次內資股類別股東會議上投票。

本公司於2008年1月18日在深圳市八卦三路平安大廈6樓董事會議廳召開了第七屆董事會第十七次會議，會議決議召集本公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議，現將相關事宜公告如下：

一、會議召開基本情況

1. 現場會議召開時間

   2008年3月5日（星期三）上午10:00開始舉行2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議。

2. 網絡投票時間：2008年3月5日（星期三）上午9:00-11:30，下午13:00-15:00

3. 召集人：本公司董事會

4. 現場會議召開地點：中國深圳市觀瀾鎮平安金融培訓學院

5. 會議投票方式：會議採取現場投票與網絡投票相結合的表決方式。 A股股東既可參與現場投票，也可通過互聯網參加網絡投票。本公司將通過上海證券交易所交易系統向A股股東提供網絡形式的投票平台，A股股東可以在網絡投票時間內通過上海證券交易所交易系統行使表決權。同一表決權只能選擇現場或者網絡表決方式中的一種。同一表決權出現重複投票的，以第一次投票為準。

6. 出席對象

(1) 本公司股東

2008年第一次臨時股東大會：截止2008年2月4日（星期一）下午3:00上海證券交易所A股交易結束後，在中國證券登記結算有限責任公司上海分公司登記在冊的本公司A股股東；以及2008年2月4日（星期一）名列本公司於香港中央證券登記有限公司存置股東名冊上的H股股東（本公司的H股股東將另行通知）。

2008年第一次內資股類別股東會議：截止2008年2月4日（星期一）下午3:00上海證券交易所A股交易結束後，在中國證券登記結算有限責任公司上海分公司登記在冊的本公司A股股東。

2008年第一次外資股類別股東會議：截止2008年2月4日（星期一）名列本公司於香港中央證券登記有限公司存置股東名冊上的H股股東（本公司的H股股東將另行通知）。

(2) 不能親自出席現場會議的股東可授權他人代為出席。

(3) 本公司董事、監事及高級管理人員。

(4) 公司聘請的監票人、見證律師及其他相關人員。

二、2008年第一次臨時股東大會會議審議事項

1. 《關於審議公司與交通銀行關聯交易的議案》

2. 《關於公司向不特定對象公開發行A股股票方案的議案》
   2.1 股票種類及每股面值
   2.2 發行數量
   2.3 發行方式
   2.4 發行對象
   2.5 本次增發股票的上市地
   2.6 定價方式
   2.7 募集資金用途
   2.8 決議有效期
   2.9 對董事會辦理本次增發A股具體事宜的授權

3. 《關於本次增發A股前公司滾存未分配利潤處置的議案》

4. 《關於公司發行認股權和債券分離交易的可轉換公司債券的議案》
   4.1 發行規模
   4.2 發行價格
   4.3 發行對象
   4.4 發行方式
   4.5 債券利率
   4.6 債券期限
   4.7 還本付息的期限和方式
   4.8 債券回售條款
   4.9 擔保條款
   4.10 認股權證的存續期
   4.11 認股權證的行權期
   4.12 認股權證的行權比例
   4.13 認股權證的行權價格
   4.14 認股權證行權價格及行權比例的調整
   4.15 本次發行募集資金用途
   4.16 本次決議的有效期
   4.17 提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜

5. 《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》

6. 《關於審議前次募集資金使用情況報告的議案》

以上審議事項已經本公司於2008年1月18日召開的第七屆董事會第十七次會議審議通過，具體議案內容請詳見本公司同時發布的2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議資料。

除審議事項2和審議事項4以外的其他事項須經本公司2008年第一次臨時股東大會表決，經出席股東大會有表決權的全體股東所持表決權的二分之一以上通過。

審議事項2和審議事項4須經本公司2008年第一次臨時股東大會逐項表決，經出席股東大會有表決權的全體股東所持表決權的三分之二以上通過，並報中國證券監督管理委員會核准、香港聯交所審查同意後方可實施。

三、2008年第一次內資股類別股東會議審議事項

1. 《關於公司向不特定對象公開發行A股股票方案的議案》
   1.1 股票種類及每股面值
   1.2 發行數量
   1.3 發行方式
   1.4 發行對象
   1.5 本次增發股票的上市地
   1.6 定價方式
   1.7 募集資金用途
   1.8 決議有效期
   1.9 對董事會辦理本次增發A股具體事宜的授權

2. 《關於公司發行認股權和債券分離交易的可轉換公司債券的議案》
   2.1 發行規模
   2.2 發行價格
   2.3 發行對象
   2.4 發行方式
   2.5 債券利率
   2.6 債券期限
   2.7 還本付息的期限和方式
   2.8 債券回售條款
   2.9 擔保條款
   2.10 認股權證的存續期

2.11 認股權證的行權期
2.12 認股權證的行權比例
2.13 認股權證的行權價格
2.14 認股權證行權價格及行權比例的調整
2.15 本次發行募集資金用途
2.16 本次決議的有效期
2.17 提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜

上述審議事項須經本公司2008年第一次內資股類別股東會議逐項表決，經出席股東大會有表決權的全體股東所持表決權的三分之二以上通過，並報中國證券監督管理委員會核准、香港聯交所審查同意後方可實施。

四、2008年第一次外資股類別股東會議審議事項

1.《關於公司向不特定對象公開發行A股股票方案的議案》
1.1 股票種類及每股面值
1.2 發行數量
1.3 發行方式
1.4 發行對象
1.5 本次增發股票的上市地
1.6 定價方式
1.7 募集資金用途
1.8 決議有效期
1.9 對董事會辦理本次增發A股具體事宜的授權

2. 《關於公司發行認股權和債券分離交易的可轉換公司債券的議案》
2.1 發行規模
2.2 發行價格
2.3 發行對象
2.4 發行方式
2.5 債券利率
2.6 債券期限
2.7 還本付息的期限和方式
2.8 債券回售條款
2.9 擔保條款
2.10 認股權證的存續期
2.11 認股權證的行權期
2.12 認股權證的行權比例
2.13 認股權證的行權價格
2.14 認股權證行權價格及行權比例的調整

2.15 本次發行募集資金用途
2.16 本次決議的有效期
2.17 提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜

上述審議事項須經本公司2008年第一次外資股類別股東會議逐項表決，經出席股東大會有表決權的全體股東所持表決權的三分之二以上通過，並報中國證券監督管理委員會核准、香港聯交所審查同意後方可實施。

五、會議登記辦法：

1. 登記方式：

出席會議的個人股東持本人身份證、股東帳戶卡；法人股股東持營業執照復印件、法人股授權委託書及出席人身份證到本公司董事會辦公室辦理登記手續。因故不能出席會議的股東，可書面委託他人出席股東大會，委託代理人出席的，還需持有授權委託書及出席人身份證登記（附件：回執和授權委託書）。股東也可以信函或傳真方式進行登記。

2. 登記時間：

欲出席會議的股東應當於2008年2月12日（星期二）或以前將擬出席會議的回執送達本公司董事會辦公室進行登記。

3. 登記聯繫方式：

聯繫人：　劉程、楊旭、江寧
聯繫電話：　(0755) 2262 2101 ／ 2262 3215 ／ 2262 3210
傳　真：　(0755) 8243 1019 ／ 8243 1029
地　址：　廣東省深圳市八卦三路平安大廈六樓
郵政編碼：　518029

六、網絡投票的操作流程

1. 網絡投票時間：2008年3月5日（星期三）上午9:00-11:30，下午13:00-15:00

2. 投票流程

(1) 投票代碼

滬市掛牌投票代碼	滬市掛牌投票簡稱	表決議案數量
788318	平安投票	32

(2) 表決議案

議案序號	表決議案	對應的申報價格
1	關於審議公司與交通銀行關聯交易的議案	1.00元
2	關於公司向不特定對象公開發行A股股票方案的議案	2.00元
2.1	股票種類及每股面值	2.01元
2.2	發行數量	2.02元
2.3	發行方式	2.03元
2.4	發行對象	2.04元
2.5	本次增發股票的上市地	2.05元
2.6	定價方式	2.06元
2.7	募集資金用途	2.07元
2.8	決議有效期	2.08元
2.9	對董事會辦理本次增發A股具體事宜的授權	2.09元
3	關於本次增發A股前公司滾存未分配利潤處置的議案	3.00元
4	關於公司發行認股權和債券分離交易的可轉換公司債券的議案	4.00元
4.1	發行規模	4.01元
4.2	發行價格	4.02元
4.3	發行對象	4.03元
4.4	發行方式	4.04元
4.5	債券利率	4.05元
4.6	債券期限	4.06元
4.7	還本付息的期限和方式	4.07元
4.8	債券回售條款	4.08元
4.9	擔保條款	4.09元

4.10	認股權證的存續期	4.10元
4.11	認股權證的行權期	4.11元
4.12	認股權證的行權比例	4.12元
4.13	認股權證的行權價格	4.13元
4.14	認股權證行權價格及行權比例的調整	4.14元
4.15	本次發行募集資金用途	4.15元
4.16	本次決議的有效期	4.16元
4.17	提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜	4.17元
5	關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案	5.00元
6	關於審議前次募集資金使用情況報告的議案	6.00元

股東對議案2、4的表決結果與對子議案的一項或多項議案分項表決結果不一致時，以對子議案分項的表決結果為準。

(3) 表決意見

表決意見種類	對應的申報股數
同意	1股
反對	2股
棄權	3股

(4) 投票舉例

股權登記日持有本公司A股股票的投資者，對《關於審議公司與交通銀行關聯交易的議案》投票表決如下：

買賣方向	投票代碼	投票簡稱	申報價格	申報股數	代表意向
買入	788318	平安投票	1.00元	1股	同意
買入	788318	平安投票	1.00元	2股	反對
買入	788318	平安投票	1.00元	3股	棄權

3. 投票注意事項

(1) 股東只能選擇現場投票和網絡投票中的一種方式行使表決權，不能重複投票。如果出現重複投票將以第一次投票為準。

(2) 通過上海證券交易所交易系統對同一議案不能多次進行表決申報，多次申報的，以第一次申報為準，投票不能撤單。

(3) 對不符合上述要求的申報將作為無效申報，不納入表決統計。

七、其他事項：

1. 會議時間不超過一個工作日。參加會議的股東食宿、交通等費用自理。

2. 本公司A股股份登記處中國證券登記結算有限責任公司上海分公司的地址為：上海市浦東新區陸家嘴東路166號中國保險大廈36樓。

3. 本公司H股股份登記處香港中央證券登記有限公司地址為：香港灣仔皇后大道東183號合和中心17樓1712-1716室。

中國平安保險（集團）股份有限公司
2008年2月5日

中國平安保險（集團）股份有限公司
2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議回執

致：中國平安保險（集團）股份有限公司（「貴公司」）

本人／吾等（註一）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，
地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，
聯繫電話：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿為　貴公司股本中每股面值人民幣1.00元之A股／H股＿＿＿＿＿＿＿＿＿＿股（註二）之登記持有人，茲通告　貴公司，本人／吾等擬（或由代理人代為）出席　貴公司於2008年3月5日（星期三）上午十時正假座中國深圳市觀瀾鎮平安金融培訓學院舉行之2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議。

日期：2008年＿＿＿＿＿月＿＿＿＿＿日　　　　簽署：＿＿＿＿＿＿＿＿＿＿＿＿

附註：

一、 請用正楷填上登記在股東名冊之股東全名及地址。

二、 請將以　閣下名義登記之股份數目填上，並刪去不適用之股份類別（A股或H股）。

三、 請將此回執在填妥及簽署後於2008年2月12日（星期二）或以前以專人遞送、郵遞或傳真方式送達本公司董事會辦公室（地址為廣東省深圳市八卦三路平安大廈六樓518029或傳真號碼（0755）8243 5425／8243 1019／8243 1029）。

中國平安保險（集團）股份有限公司
2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議授權委託書

本人／吾等（附註1）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，
地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，
為中國平安保險（集團）股份有限公司（「本公司」）股本中每股面值人民幣1.00元之A股／H股＿＿＿＿＿＿＿＿＿＿＿股（附註2）之登記持有人，**茲委任大會主席**（附註3）或＿＿＿＿＿＿＿＿＿＿＿＿，身份證號碼：＿＿＿＿＿＿＿＿＿＿＿＿
地址：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿聯繫電話：＿＿＿＿＿＿＿＿＿＿＿＿＿＿，
為本人／吾等之代表，代表本人／吾等出席本公司將於2008年3月5日（星期三）上午十時正假座中國深圳市觀瀾鎮平安金融培訓學院舉行之2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議（「大會」）及其任何續會，以審議並酌情通過召開大會通知所載之決議案，並於大會及其任何續會上代表本人／吾等及本人／吾等之名義依照下列指示（附註4）就該等決議案投票。

	決議案	贊成（附註4）	反對（附註4）
1	批准《關於審議公司與交通銀行關聯交易的議案》。		
2	批准《關於公司向不特定對象公開發行A股股票方案的議案》。		
2.1	股票種類及每股面值		
2.2	發行數量		
2.3	發行方式		
2.4	發行對象		
2.5	本次增發股票的上市地		
2.6	定價方式		
2.7	募集資金用途		
2.8	決議有效期		
2.9	對董事會辦理本次增發A股具體事宜的授權		
3	批准《關於本次增發A股前公司滾存未分配利潤處置的議案》。		
4	批准《關於公司發行認股權和債券分離交易的可轉換公司債券的議案》。		
4.1	發行規模		
4.2	發行價格		
4.3	發行對象		

4.4	發行方式		
4.5	債券利率		
4.6	債券期限		
4.7	還本付息的期限和方式		
4.8	債券回售條款		
4.9	擔保條款		
4.10	認股權證的存續期		
4.11	認股權證的行權期		
4.12	認股權證的行權比例		
4.13	認股權證的行權價格		
4.14	認股權證行權價格及行權比例的調整		
4.15	本次發行募集資金用途		
4.16	本次決議的有效期		
4.17	提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜		
5	批准《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。		
6	批准《關於審議前次募集資金使用情況報告的議案》。		

日期：2008年＿＿＿＿＿月＿＿＿＿＿日　　股東簽署（附註5）＿＿＿＿＿＿＿＿＿

附註：

1. 請用**正楷**填上全名及地址。

2. 請填上以 **閣下**名義登記與本代表委任表格有關之股份數目，倘未有填上數目，則本代表委任表格將被視為與所有登記於 閣下名下之股份有關。請刪去不適用之股份類別（A股或H股）。

3. 閣下如欲委任大會主席以外之其他人士為代表，請將「**大會主席或**」之字樣刪去，並在空欄內填上委派代表之姓名及地址。凡有權出席上述通告召開之大會並於會上投票之本公司股東均有權委任一位或以上人士代其出席及投票。受委任代表毋須為本公司之股東，惟須親身出席以代表 閣下。**本表格上之每項更改，均須由簽署人簡簽示可。**

4. **注意： 閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號， 閣下如欲投票反對決案，請在「反對」欄內填上「✓」號。**如未有任何指示，則 **閣下**之代表有權自行酌情投票或放棄投票。受委任代表亦可就大會通告所載以外而正式於大會上提呈之任何決議案自行酌情投票。

5. 代表委任文件須由 閣下或其正式書面授權之代表親自簽署，或倘委任人為法人單位，則須蓋上公司印鑒或經由公司董事或其他獲正式授權之人士簽署。倘代表委任表格由股東之代表簽署，授權代表簽署之授權文件或其他授權書必須經公證人證明。

6. 倘屬任何股份之聯名持有人，任何一位該等聯名持有人均可就有關股份親身或委派代表於大會上投票，猶如彼為唯一有權投票者。然而，倘有一位以上聯名持有人親自或委派代表出席大會，則就任何決議案投票時，本公司將按股東名冊內排名首位之聯名股東之投票（不論親自或委派代表），而其他聯名股東再無投票權。

7. 代表委任表格及已簽署之授權書或其他文件（如有），最遲須於大會或任何續會（視情況而定）指定舉行時間24小時前交回本公司董事會辦公室（就A股持有人而言）及本公司之H股份過戶登記處（就H股持有人而言），方為有效。填妥及交回代表委任表格後，股東仍可出席大會並於會上投票。

8. 股東或其代表出席大會時須出示其身份證明文件。

中國平安保險（集團）股份有限公司

2008年第一次臨時股東大會、
2008年第一次內資股類別股東會議、
2008年第一次外資股類別股東會議資料

2008年1月18日

中國平安保險（集團）股份有限公司

2008年第一次臨時股東大會議程

現場會議時間： 2008年3月5日上午10:00
網絡投票時間： 2008年3月5日9:30-11:30,13:00-15:00
現場會議地點： 中國深圳市觀瀾鎮平安金融培訓學院
主持人： 董事長馬明哲先生

議程內容

一、宣布會議開始及會議議程

二、宣布出席會議股東及股東代理人人數、代表股份數及介紹參會來賓

三、審議各項議案
1、關於審議公司與交通銀行關聯交易的議案
2、關於公司向不特定對象公開發行A股股票方案的議案
3、關於本次增發A股前公司滾存未分配利潤處置的議案
4、關於公司發行認股權和債券分離交易的可轉換公司債券的議案
5、關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案
6、關於前次募集資金使用情況報告的議案

四、回答股東提問

五、投票表決

六、宣布會議結束

中國平安保險(集團)股份有限公司

2008年第一次臨時股東大會文件目錄

關於審議公司與交通銀行關聯交易的議案

各位股東：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）在日常業務過程中，按照一般商務條款與交通銀行股份有限公司（以下簡稱「交通銀行」）存在存款類日常交易。

由於本公司非執行董事王冬勝先生同時擔任交通銀行董事，根據《上海證券交易所股票上市規則》（以下簡稱「上市規則」）第10.1.3條，交通銀行為本公司的關聯法人。因此，本公司與交通銀行之間的存款類日常交易構成了日常關聯交易。

根據目前本公司與交通銀行的業務合作情況及本公司未來三年的資金安排，本公司預計與交通銀行進行存款類交易的年度最高額度將不超過人民幣390億元。

在遵守上市規則審批及披露程序的前提下，為提高本公司與交通銀行日常關聯交易的決策效率，本公司擬就2008年至2010年期間的任意一天在交通銀行的存款餘額上限不超過人民幣390億元的事項提交董事會和股東大會審議並披露。

根據上市規則第10.2.5條和第10.2.12條，存款類日常關聯交易年度最高額度人民幣390億元應提交本公司股東大會審議。因此，董事會提請股東大會確認本公司2008年至2010年期間的任意一天在交通銀行的存款餘額上限不超過人民幣390億元，並授權本公司董事會秘書孫建一先生根據上海證券交易所的意見確定有關公告內容後發布。

根據香港聯交所上市規則及公司章程第102條的有關規定，滙豐保險控股有限公司、香港上海滙豐銀行有限公司和HSBC CCF Financial Products (France) SNC作為關聯股東在本表決項目上回避表決，其所代表股份數不計入有效表決總數。

以上議案提請股東大會審議。

中國平安保險（集團）股份有限公司董事會

關於公司向不特定對象公開發行A股股票方案的議案

各位股東：

根據《國務院關於保險業改革發展的若干意見》(國發[2006]23號)的精神，為了適應金融業全面開放和保險業快速發展的需要，公司需進一步增強實力，為業務高速發展提供資本支持。

經核查，公司符合《中華人民共和國證券法》、《中華人民共和國公司法》、《上市公司證券發行管理辦法》關於向不特定對象公開發行A股股票(簡稱「增發A股」)的條件。為此，公司擬申請增發A股，具體方案如下：

1. 股票種類及每股面值

   本次發行種類為人民幣普通股(A股)，每股面值人民幣1.00元。

2. 發行數量

   本次增發A股股票不超過120,000萬股，最終發行數量提請公司股東大會授權董事會在發行前根據市場情況與保薦人(主承銷商)協商確定。

3. 發行方式

   本次增發A股採用網上、網下定價發行方式。公司本次增發A股股權登記日收市後登記在冊的A股股東享有一定比例的優先認購權。具體發行方式、優先認購比例，提請公司股東大會授權公司董事會與保薦人(主承銷商)根據市場情況協商確定。

4. 發行對象

   在上海證券交易所開設人民幣普通股(A股)股東賬戶的機構投資者以及社會公眾投資者(國家法律法規禁止者除外)。

5. 本次增發股票的上市地

   本次增發的A股股票擬申請在上海證券交易所上市。

6. 定價方式

本次增發A股發行價格不低於公告招股意向書前20個交易日公司A股股票均價或前1個交易日的A股股票均價。具體發行價格提請股東大會授權公司董事會與保薦人(主承銷商)協商確定。

7. 募集資金用途

本次募集資金淨額全部用於充實公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

8. 決議有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次增發A股方案的決議通過之日起12個月內有效。

9. 對董事會辦理本次增發A股具體事宜的授權

為保證本次增發A股有關事宜的順利進行，特提請公司股東大會授權公司董事會在本次增發A股決議有效期內全權處理本次增發A股的一切有關事宜，包括但不限於：

(1) 全權辦理本次增發A股申報事宜；

(2) 根據公司股東大會通過的本次增發A股方案，全權確定並組織實施本次增發A股的具體發行方案，包括但不限於聘任與本次增發A股有關的中介機構，確定具體的發行數量、發行價格、發行時間、發行方式、優先認購比例、發行對象等；

(3) 簽署、修改、補充、遞交、呈報、執行與本次增發A股有關的各項文件和協議；

(4) 如監管部門對上市公司增發股票有新的規定，可根據新規定對發行方案進行調整並繼續辦理本次增發事宜；

(5) 本次增發完成後新增股份申請在上海證券交易所上市事宜；

(6) 根據本次增發A股實施結果，修改公司章程相關條款並辦理工商變更登記；

(7) 在相關法律法規允許的情況下，全權辦理其他與本次增發A股有關的未盡事宜。

以上議案提請股東大會審議。

中國平安保險(集團)股份有限公司董事會

關於本次增發A股前公司滾存未分配利潤處置的議案

各位股東：

在本次增發A股完成後，為兼顧新老股東的利益，新老股東將有權根據持股比例共享本次增發A股發行完成前本公司的滾存未分配利潤。

以上議案提請股東大會審議。

中國平安保險（集團）股份有限公司董事會

關於公司發行認股權和債券分離交易
的可轉換公司債券的議案

各位股東：

為了實現公司的可持續發展，公司擬申請向社會公開發行認股權和債券分離交易的可轉換公司債券（以下簡稱「分離交易可轉債」）。經核查，本公司符合《中華人民共和國公司法》、《中華人民共和國證券法》和《上市公司證券發行管理辦法》中關於發行分離交易可轉債的相關規定。本次分離交易可轉債發行方案具體內容如下：

一、發行規模

本次擬發行分離交易可轉債不超過人民幣412億元，發行不超過41,200萬張債券，同時每張債券的認購人可以無償獲得公司派發的一定比例的認股權證。提請股東大會授權董事會根據市場情況並以所附認股權證全部行權後募集的資金總量不超過擬發行公司債券金額為限定條件，確定具體發行規模及認股權證的派發比例。

二、發行價格

本次分離交易可轉債按面值發行，每張面值人民幣100元。債券所附認股權證按比例向債券的認購人派發。

三、發行對象

發行對象為在上海證券交易所開設人民幣普通股（A股）股東賬戶的機構投資者以及社會公眾投資者（國家法律法規禁止者除外）。

四、發行方式

本次分離交易可轉債在中國境內公開發行。公司原A股股東享有一定比例的優先認購權，具體發行方式、優先認購比例提請股東大會授權董事會根據市場情況確定，並在本次分離交易可轉債的《募集説明書》中予以披露。

五、債券利率

本次發行的分離交易可轉債的利率水平及利率確定方式，提請股東大會授權董事會根據市場情況與保薦人(主承銷商)協商確定，並在本次發行分離交易可轉債的《募集説明書》中予以披露。

六、債券期限

自本次分離交易可轉債發行之日起6年。

七、還本付息的期限和方式

本次發行的分離交易可轉債自發行之日起每年付息一次；在本次發行的債券到期日之後的5個交易日內，公司將按債券面值加上當期應計利息償還所有到期的債券。

八、債券回售條款

本次擬發行的分離交易可轉債募集資金若出現中國證監會相關規定認定的改變募集資金用途情況的，債券持有人擁有一次以面值加上當期應計利息的價格向公司回售債券的權利。

九、擔保條款

本次發行的分離交易可轉債不提供擔保。

十、認股權證的存續期

自認股權證上市之日起12個月。

十一、認股權證的行權期

認股權證持有人有權在權證存續期最後5個交易日內行權。

十二、認股權證的行權比例

本次發行所附認股權證行權比例為2：1，即每2份認股權證代表1股公司發行之A股股票的認購權利。

十三、認股權證的行權價格

代表認購1股公司發行的A股股票權利的認股權證的行權價格不低於本次發行分離交易可轉債《募集說明書》公告前20個交易日公司A股股票均價和前1個交易日公司A股股票的均價。具體行權價格及確定方式提請股東大會授權董事會在上述範圍內根據市場狀況與保薦人（主承銷商）協商確定。

十四、認股權證行權價格及行權比例的調整

在認股權證存續期內，若公司A股股票除權、除息，將對本次權證的行權價格、行權比例作相應調整：

1. 當公司A股股票除權時，認股權證的行權價格、行權比例將按以下公式調整：

   新行權價格＝原行權價格×（公司A股股票除權日參考價／除權前一日公司A股股票收盤價）

   新行權比例＝原行權比例×（除權前一日公司A股股票收盤價／公司A股股票除權日參考價）

2. 當公司A股股票除息時，認購權證的行權比例保持不變，行權價格按下列公式調整：

   新行權價格=原行權價格×（公司A股股票除息日參考價／除息前一日公司A股股票收盤價）

十五、本次發行募集資金用途

本次發行分離交易可轉債募集資金不超過412億元，所附認股權證由於持有人行權所募集的資金不超過債券融資規模，發行可轉債募集資金淨額將全部用於補充公司營運資金以及／或有關監管部門批准的投資項目；認股權證行權募集資金淨額將全部用於補充公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

十六、本次決議的有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次分離交易可轉債發行方案的決議通過之日起12個月內有效。

十七、提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜

提請股東大會授權董事會在本次發行分離交易可轉債決議有效期內辦理本次發行相關事宜，包括但不限於：

1. 在法律、法規及其他規範性文件和《公司章程》允許的範圍內，按照監管部門的要求，並結合公司的實際情況，在發行前明確具體的發行條款及發行方案，制定和實施本次分離交易可轉債的最終方案，決定本次發行時機；

2. 如發行前國家對分離交易可轉債有新的規定、證券監管部門有新的要求以及市場情況發生變化，授權董事會根據國家規定以及證券監管部門的要求和市場情況對發行方案進行調整；

3. 根據證券監管部門的要求製作、修改、報送有關本次發行的申報材料；

4. 修改、補充、簽署、遞交、呈報、執行本次發行過程中發生的一切協議、合同和文件；

5. 辦理本次發行的分離交易可轉債中的公司債券和認股權證上市交易事宜；

6. 在進入權證行權期後，根據實際行權情況，對《公司章程》相關條款進行修訂，辦理工商備案、註冊資本變更登記等事宜；

7. 聘請保薦人（主承銷商）等中介機構以及辦理與本次分離交易可轉債發行及上市有關的其他事宜。

以上議案提請股東大會審議。

中國平安保險（集團）股份有限公司董事會

關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案

各位股東：

根據公司發展戰略和國內、國際金融市場的最新發展狀況，為全面拓展各項業務提供充足的資金支持，保持公司在行業的領先地位，實現股東利益最大化，公司急需增加資本金和營運資金，積極擴展相關業務。

一、本次增發A股及發行分離交易可轉債募集資金投向

本次增發A股募集資金淨額全部用於補充公司資本金以及／或有關監管部門批准的投資項目。

本次發行的分離交易可轉債募集資金淨額全部用於補充公司營運資金以及／或有關監管部門批准的投資項目；認股權證行權募集資金淨額全部用於補充公司資本金以及／或有關監管部門批准的投資項目。

主要用於以下方面：

1. 增加資本規模、增強公司的資本實力、資金實力以及國際競爭力；

2. 經有關監管部門批准的投資項目。

上述募集資金投向的主要考慮因素包括但不限於以下幾個方面：

1. 與保險、銀行和資產管理等核心業務的戰略匹配；

2. 能夠為公司業務的規模擴展和經營能力提高帶來明顯益處。

二、募集資金投向的可行性分析

公司是隨着中國經濟發展及金融市場不斷擴大而成長起來的綜合性金融服務集團。公司歷次資本金規模擴大，有力的支持了公司各項業務的發展，並給股東帶來了良好的收益。

2004年底公司H股發行成功後，募集資金淨額132.79億港元，公司資本實力大幅上升，有力的支持了公司各項業務的開展；2007年，公司成功登陸A股市場，募集資金淨額382.22億元，各項監管指標大幅改善，並為新老股東創造了可觀的收益。公司成立以來的實踐，充分證明了公司運用資本創造價值的能力。

三、募集資金投向的必要性

金融行業是資本規模高度相關的行業，隨着中國金融行業的成長，公司作為中國領先的綜合性金融服務集團之一，各項業務均處於高速發展之中。截至2007年9月30日，公司總資產已達6,237.22億元(未經審計)，較2006年末增長34.6%。各項業務的迅速發展，對公司的資本金規模、資本充足率提出了更高要求。

公司自成立至今，已發展成為涵蓋壽險、產險、銀行、資產管理等核心業務的全國性金融集團，並不斷提高其在產品開發、營銷管理、後台支持等方面的實力。公司計劃利用募集資金貫徹其國內、國際市場自身與外部增長的發展戰略。為實現這一目標，公司將保持長期以來為股東創造價值的經營理念，並謹慎付諸實踐。公司將識別能從長遠角度鞏固盈利能力的業務領域，致力於尋找境內外投資發展機會，並有針對性地部署資本，實現技術借鑒與持續高速發展，這些業務領域包括已經進入的保險、銀行和資產管理等核心業務。

基於以上考慮，公司本次募集資金運用是可行的、必要的。

以上議案提請股東大會審議。

中國平安保險(集團)股份有限公司董事會

關於前次募集資金使用情況報告的議案

各位股東：

根據中國證監會《關於前次募集資金使用情況報告的規定》(證監發行字[2007]500號)，公司董事會需就前次募集資金使用情況向中國證監會提交《前次募集資金使用情況報告》，報告具體內容請參見附件。

以上議案提請股東大會審議。

中國平安保險(集團)股份有限公司董事會

附件：

前次募集資金使用情況報告

本公司全體董事承諾本報告不存在虛假記載、誤導性陳述或重大遺漏，並對其真實性、準確性、完整性承擔個別和連帶的法律責任。

本公司按照募集資金承諾使用情況，有效使用了募集資金：

一、前次資金募集情況

經中國證券監督管理委員會證監發行字[2007]29號文批准，本公司2007年2月首次公開發行A股1,150,000,000股，收到股東認繳股款人民幣38,870,000,000元，發生的相關發行費用人民幣648,075,640元，扣除發行費用後募集資金金額為人民幣38,221,924,360元（以下簡稱「募集資金」）。經安永華明會計師事務所出具的安永華明（2007）驗字第60468101-01號驗資報告驗證，該筆資金已於2007年2月15日匯入本公司在深圳平安銀行開立的募集資金專戶。截至2007年6月30日，本公司註冊資本變更尚處於監管機構審批過程中，募集資金全部存放於本公司在深圳平安銀行開立的募集資金專戶。

2007年10月26日，本公司獲得中國保險監督管理委員會《關於中國平安保險（集團）股份有限公司變更註冊資本及修改公司章程的批復》批准，並於2007年11月13日取得國家工商行政管理總局換發的《企業法人營業執照》，註冊資本變更為人民幣7,345,053,334元（上述募集資金人民幣38,221,924,360元中，人民幣1,150,000,000元計入實收資本，其餘人民幣37,071,924,360元計入資本公積）。

二、前次募集資金實際投資項目變更情況

前次募集資金實際投資項目無變更情況。

三、前次募集資金實際使用情況

根據本公司首次公開發行股票（A股）招股說明書披露的A股募集資金運用方案，「本次A股發行募集資金扣除發行費用後，將用於充實本公司資本金以及／或有關監管部門批准其他用途。」

截至2007年6月30日，本次募集資金到位後，已全部用於充實本公司資本金，本公司於2007年6月30日的實收資本為人民幣7,345,053,334元。充實資本金後，本公司各項業務保持快速穩定發展，2007年6月30日，本公司合併淨資產較上年末增長106.35%，2007年1~6月合併淨利潤較去年同期增長104.4%。

前次募集資金使用情況對照表
截至2007年6月30日止

單位：元

募集資金總額：38,221,924,360				已累計使用募集資金總額：38,221,924,360		
變更用途的募集資金總額：0 變更用途的募集資金總額比例：0%				各年度使用募集資金總額： 2007年：38,221,924,360		
投資項目		募集資金投資總額		截止日募集資金累計投資額		項目達到預定可使用狀態日期
承諾投資項目	實際投資項目	募集前承諾投資金額	實際投資金額	募集前承諾投資金額	實際投資金額	
充實資本金以及/或有關監管部門批准其他用途	充實資本金	38,221,924,360	38,221,924,360	38,221,924,360	38,221,924,360	不適用

前次募集資金投資項目實現效益情況對照表

單位：元

實際投資項目	承諾效益	最近三年實際效益	截止日累計實現效益	是否達到預期效益
充實資本金	不適用	不適用	不適用	不適用

四、前次募集資金實際使用情況與公司定期報告披露的有關內容的比較

本公司在2007年中期報告董事會報告中披露前次募集資金實際使用情況如下:「本公司2007年2月首次公開發行A股,募集資金淨額達人民幣382.22億元。截至2007年6月30日止,本公司註冊資本變更尚處於監管機構審批過程中,募集資金全部存放於本公司在深圳平安銀行開立的募集資金專戶。」

本公司的前次募集資金實際使用情況與披露內容不存在差異。

五、結論

董事會認為,本公司按前次A股招股說明書承諾的A股募集資金運用方案以前次募集資金充實了本公司資本金,有效使用了募集資金。本公司對前次募集資金的投向和進展情況均如實履行了披露義務。

中國平安保險（集團）股份有限公司
2008年第一次內資股類別股東會議議程

現場會議時間：　2008年3月5日上午暫定11:00（或緊接着2008年第一次臨時股東大會結束後）
網絡投票時間：　2008年3月5日9:30-11:30，13:00-15:00
現場會議地點：　中國深圳市觀瀾鎮平安金融培訓學院
主持人：　董事長馬明哲先生

議程內容

一、宣布會議開始及會議議程

二、宣布出席會議股東及股東代理人人數、代表股份數及介紹參會來賓

三、審議各項議案

1、 關於公司向不特定對象公開發行A股股票方案的議案

2、 關於公司發行認股權和債券分離交易的可轉換公司債券的議案

四、回答股東提問

五、投票表決

六、宣布會議結束

中國平安保險(集團)股份有限公司
2008年第一次內資股類別股東會議文件目錄

關於公司向不特定對象公開發行A股股票方案的議案

各位股東：

根據《國務院關於保險業改革發展的若干意見》(國發[2006]23號)的精神，為了適應金融業全面開放和保險業快速發展的需要，公司需進一步增強公司實力，為業務高速發展提供資本支持。

經核查，公司符合《中華人民共和國證券法》、《中華人民共和國公司法》、《上市公司證券發行管理辦法》關於向不特定對象公開發行A股股票(簡稱「增發A股」)的條件。為此，公司擬申請增發A股，具體方案如下：

1. 股票種類及每股面值

   本次發行種類為人民幣普通股(A股)，每股面值人民幣1.00元。

2. 發行數量

   本次增發A股股票不超過120,000萬股，最終發行數量提請公司股東大會授權董事會在發行前根據市場情況與保薦人(主承銷商)協商確定。

3. 發行方式

   本次增發A股採用網上、網下定價發行方式。公司本次增發A股股權登記日收市後登記在冊的A股股東享有一定比例的優先認購權。具體發行方式、優先認購比例，提請公司股東大會授權公司董事會與保薦人(主承銷商)根據市場情況協商確定。

4. 發行對象

   在上海證券交易所開設人民幣普通股(A股)股東賬戶的機構投資者以及社會公眾投資者(國家法律法規禁止者除外)。

5. 本次增發股票的上市地

   本次增發的A股股票擬申請在上海證券交易所上市。

6. 定價方式

本次增發A股發行價格不低於公告招股意向書前20個交易日公司A股股票均價或前1個交易日的A股股票均價。具體發行價格提請股東大會授權公司董事會與保薦人(主承銷商)協商確定。

7. 募集資金用途

本次募集資金淨額全部用於充實公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

8. 決議有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次增發A股方案的決議通過之日起12個月內有效。

9. 對董事會辦理本次增發A股具體事宜的授權

為保證本次增發A股有關事宜的順利進行，特提請公司股東大會授權公司董事會在本次增發A股決議有效期內全權處理本次增發A股的一切有關事宜，包括但不限於：

(1) 全權辦理本次增發A股申報事宜；

(2) 根據公司股東大會通過的本次增發A股方案，全權確定並組織實施本次增發A股的具體發行方案，包括但不限於聘任與本次增發A股有關的中介機構，確定具體的發行數量、發行價格、發行時間、發行方式、優先認購比例、發行對象等；

(3) 簽署、修改、補充、遞交、呈報、執行與本次增發A股有關的各項文件和協議；

(4) 如監管部門對上市公司增發股票有新的規定，可根據新規定對發行方案進行調整並繼續辦理本次增發事宜；

(5) 本次增發完成後新增股份申請在上海證券交易所上市事宜；

(6) 根據本次增發A股實施結果，修改公司章程相關條款並辦理工商變更登記；

(7) 在相關法律法規允許的情況下，全權辦理其他與本次增發A股有關的未盡事宜。

以上議案提請類別股東會議審議。

中國平安保險（集團）股份有限公司董事會

關於公司發行認股權和債券分離交易的可轉換公司債券的議案

各位股東：

為了實現公司的可持續發展，公司擬申請向社會公開發行認股權和債券分離交易的可轉換公司債券（以下簡稱「分離交易可轉債」）。經核查，本公司符合《中華人民共和國公司法》、《中華人民共和國證券法》和《上市公司證券發行管理辦法》中關於發行分離交易可轉債的相關規定。本次分離交易可轉債發行方案具體內容如下：

一、發行規模

本次擬發行分離交易可轉債不超過人民幣412億元，發行不超過41,200萬張債券，同時每張債券的認購人可以無償獲得公司派發的一定比例的認股權證。提請股東大會授權董事會根據市場情況並以所附認股權證全部行權後募集的資金總量不超過擬發行公司債券金額為限定條件，確定具體發行規模及認股權證的派發比例。

二、發行價格

本次分離交易可轉債按面值發行，每張面值人民幣100元。債券所附認股權證按比例向債券的認購人派發。

三、發行對象

發行對象為在上海證券交易所開設人民幣普通股（A股）股東賬戶的機構投資者以及社會公眾投資者（國家法律法規禁止者除外）。

四、發行方式

本次分離交易可轉債在中國境內公開發行。公司原A股股東享有一定比例的優先認購權，具體發行方式、優先認購比例提請股東大會授權董事會根據市場情況確定，並在本次分離交易可轉債的《募集説明書》中予以披露。

五、債券利率

本次發行的分離交易可轉債的利率水平及利率確定方式，提請股東大會授權董事會根據市場情況與保薦人（主承銷商）協商確定，並在本次發行分離交易可轉債的《募集説明書》中予以披露。

六、債券期限

自本次分離交易可轉債發行之日起6年。

七、還本付息的期限和方式

本次發行的分離交易可轉債自發行之日起每年付息一次；在本次發行的債券到期日之後的5個交易日內，公司將按債券面值加上當期應計利息償還所有到期的債券。

八、債券回售條款

本次擬發行的分離交易可轉債募集資金若出現中國證監會相關規定認定的改變募集資金用途情況的，債券持有人擁有一次以面值加上當期應計利息的價格向公司回售債券的權利。

九、擔保條款

本次發行的分離交易可轉債不提供擔保。

十、認股權證的存續期

自認股權證上市之日起12個月。

十一、認股權證的行權期

認股權證持有人有權在權證存續期最後5個交易日內行權。

十二、認股權證的行權比例

本次發行所附認股權證行權比例為2：1，即每2份認股權證代表1股公司發行之A股股票的認購權利。

十三、認股權證的行權價格

代表認購1股公司發行的A股股票權利的認股權證的行權價格不低於本次發行分離交易可轉債《募集説明書》公告前20個交易日公司A股股票均價和前1個交易日公司A股股票的均價。具體行權價格及確定方式提請股東大會授權董事會在上述範圍內根據市場狀況與保薦人(主承銷商)協商確定。

十四、認股權證行權價格及行權比例的調整

在認股權證存續期內，若公司A股股票除權、除息，將對本次權證的行權價格、行權比例作相應調整：

1. 當公司A股股票除權時，認股權證的行權價格、行權比例將按以下公式調整：

   新行權價格＝原行權價格×（公司A股股票除權日參考價／除權前一日公司A股股票收盤價）

   新行權比例＝原行權比例×（除權前一日公司A股股票收盤價／公司A股股票除權日參考價）

2. 當公司A股股票除息時，認購權證的行權比例保持不變，行權價格按下列公式調整：

   新行權價格＝原行權價格×（公司A股股票除息日參考價／除息前一日公司A股股票收盤價）

十五、本次發行募集資金用途

本次發行分離交易可轉債募集資金不超過412億元，所附認股權證由於持有人行權所募集的資金不超過債券融資規模，發行可轉債募集資金淨額將全部用於補充公司營運資金以及／或有關監管部門批准的投資項目；認股權證行權募集資金淨額將全部用於補充公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

十六、本次決議的有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次分離交易可轉債發行方案的決議通過之日起12個月內有效。

十七、提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜

提請股東大會授權董事會在本次發行分離交易可轉債決議有效期內辦理本次發行相關事宜，包括但不限於：

1. 在法律、法規及其他規範性文件和《公司章程》允許的範圍內，按照監管部門的要求，並結合公司的實際情況，在發行前明確具體的發行條款及發行方案，制定和實施本次分離交易可轉債的最終方案，決定本次發行時機；

2. 如發行前國家對分離交易可轉債有新的規定、證券監管部門有新的要求以及市場情況發生變化，授權董事會根據國家規定以及證券監管部門的要求和市場情況對發行方案進行調整；

3. 根據證券監管部門的要求製作、修改、報送有關本次發行的申報材料；

4. 修改、補充、簽署、遞交、呈報、執行本次發行過程中發生的一切協議、合同和文件；

5. 辦理本次發行的分離交易可轉債中的公司債券和認股權證上市交易事宜；

6. 在進入權證行權期後，根據實際行權情況，對《公司章程》相關條款進行修訂，辦理工商備案、註冊資本變更登記等事宜；

7. 聘請保薦人（主承銷商）等中介機構以及辦理與本次分離交易可轉債發行及上市有關的其他事宜。

以上議案提請類別股東會議審議。

中國平安保險（集團）股份有限公司董事會

中國平安保險（集團）股份有限公司
2008年第一次外資股類別股東會議議程

會議時間：　2008年3月5日上午暫定11:30（或緊接着2008年第一次內資股類別股東會議結束後）

會議地點：　中國深圳市觀瀾鎮平安金融培訓學院

主持人：　董事長馬明哲先生

議程內容

一、宣布會議開始及會議議程

二、宣布出席會議股東及股東代理人人數、代表股份數及介紹參會來賓

三、審議各項議案

1、 關於公司向不特定對象公開發行A股股票方案的議案

2、 關於公司發行認股權和債券分離交易的可轉換公司債券的議案

四、回答股東提問

五、投票表決

六、宣布會議結束

中國平安保險（集團）股份有限公司
2008年第一次外資股類別股東會議文件目錄

關於公司向不特定對象公開發行A股股票方案的議案

各位股東：

根據《國務院關於保險業改革發展的若干意見》（國發[2006]23號）的精神，為了適應金融業全面開放和保險業快速發展的需要，公司需進一步增強公司實力，為業務高速發展提供資本支持。

經核查，公司符合《中華人民共和國證券法》、《中華人民共和國公司法》、《上市公司證券發行管理辦法》關於向不特定對象公開發行A股股票（簡稱「增發A股」）的條件。為此，公司擬申請增發A股，具體方案如下：

1. 股票種類及每股面值

   本次發行種類為人民幣普通股（A股），每股面值人民幣1.00元。

2. 發行數量

   本次增發A股股票不超過120,000萬股，最終發行數量提請公司股東大會授權董事會在發行前根據市場情況與保薦人（主承銷商）協商確定。

3. 發行方式

   本次增發A股採用網上、網下定價發行方式。公司本次增發A股股權登記日收市後登記在冊的A股股東享有一定比例的優先認購權。具體發行方式、優先認購比例，提請公司股東大會授權公司董事會與保薦人（主承銷商）根據市場情況協商確定。

4. 發行對象

   在上海證券交易所開設人民幣普通股（A股）股東賬戶的機構投資者以及社會公眾投資者（國家法律法規禁止者除外）。

5. 本次增發股票的上市地

   本次增發的A股股票擬申請在上海證券交易所上市。

6. 定價方式

本次增發A股發行價格不低於公告招股意向書前20個交易日公司A股股票均價或前1個交易日的A股股票均價。具體發行價格提請股東大會授權公司董事會與保薦人（主承銷商）協商確定。

7. 募集資金用途

本次募集資金淨額全部用於充實公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

8. 決議有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次增發A股方案的決議通過之日起12個月內有效。

9. 對董事會辦理本次增發A股具體事宜的授權

為保證本次增發A股有關事宜的順利進行，特提請公司股東大會授權公司董事會在本次增發A股決議有效期內全權處理本次增發A股的一切有關事宜，包括但不限於：

(1) 全權辦理本次增發A股申報事宜；

(2) 根據公司股東大會通過的本次增發A股方案，全權確定並組織實施本次增發A股的具體發行方案，包括但不限於聘任與本次增發A股有關的中介機構，確定具體的發行數量、發行價格、發行時間、發行方式、優先認購比例、發行對象等；

(3) 簽署、修改、補充、遞交、呈報、執行與本次增發A股有關的各項文件和協議；

(4) 如監管部門對上市公司增發股票有新的規定，可根據新規定對發行方案進行調整並繼續辦理本次增發事宜；

(5) 本次增發完成後新增股份申請在上海證券交易所上市事宜；

(6) 根據本次增發A股實施結果，修改公司章程相關條款並辦理工商變更登記；

(7) 在相關法律法規允許的情況下，全權辦理其他與本次增發A股有關的未盡事宜。

以上議案提請類別股東會議審議。

中國平安保險(集團)股份有限公司董事會

關於公司發行認股權和債券分離交易的可轉換公司債券的議案

各位股東：

為了實現公司的可持續發展，公司擬申請向社會公開發行認股權和債券分離交易的可轉換公司債券（以下簡稱「分離交易可轉債」）。經核查，本公司符合《中華人民共和國公司法》、《中華人民共和國證券法》和《上市公司證券發行管理辦法》中關於發行分離交易可轉債的相關規定。本次分離交易可轉債發行方案具體內容如下：

一、發行規模

本次擬發行分離交易可轉債不超過人民幣412億元，發行不超過41,200萬張債券，同時每張債券的認購人可以無償獲得公司派發的一定比例的認股權證。提請股東大會授權董事會根據市場情況並以所附認股權證全部行權後募集的資金總量不超過擬發行公司債券金額為限定條件，確定具體發行規模及認股權證的派發比例。

二、發行價格

本次分離交易可轉債按面值發行，每張面值人民幣100元。債券所附認股權證按比例向債券的認購人派發。

三、發行對象

發行對象為在上海證券交易所開設人民幣普通股（A股）股東賬戶的機構投資者以及社會公眾投資者（國家法律法規禁止者除外）。

四、發行方式

本次分離交易可轉債在中國境內公開發行。公司原A股股東享有一定比例的優先認購權，具體發行方式、優先認購比例提請股東大會授權董事會根據市場情況確定，並在本次分離交易可轉債的《募集說明書》中予以披露。

五、債券利率

本次發行的分離交易可轉債的利率水平及利率確定方式，提請股東大會授權董事會根據市場情況與保薦人（主承銷商）協商確定，並在本次發行分離交易可轉債的《募集説明書》中予以披露。

六、債券期限

自本次分離交易可轉債發行之日起6年。

七、還本付息的期限和方式

本次發行的分離交易可轉債自發行之日起每年付息一次；在本次發行的債券到期日之後的5個交易日內，公司將按債券面值加上當期應計利息償還所有到期的債券。

八、債券回售條款

本次擬發行的分離交易可轉債募集資金若出現中國證監會相關規定認定的改變募集資金用途情況的，債券持有人擁有一次以面值加上當期應計利息的價格向公司回售債券的權利。

九、擔保條款

本次發行的分離交易可轉債不提供擔保。

十、認股權證的存續期

自認股權證上市之日起12個月。

十一、認股權證的行權期

認股權證持有人有權在權證存續期最後5個交易日內行權。

十二、認股權證的行權比例

本次發行所附認股權證行權比例為2：1，即每2份認股權證代表1股公司發行之A股股票的認購權利。

十三、認股權證的行權價格

代表認購1股公司發行的A股股票權利的認股權證的行權價格不低於本次發行分離交易可轉債《募集說明書》公告前20個交易日公司A股股票均價和前1個交易日公司A股股票的均價。具體行權價格及確定方式提請股東大會授權董事會在上述範圍內根據市場狀況與保薦人(主承銷商)協商確定。

十四、認股權證行權價格及行權比例的調整

在認股權證存續期內，若公司A股股票除權、除息，將對本次權證的行權價格、行權比例作相應調整：

1. 當公司A股股票除權時，認股權證的行權價格、行權比例將按以下公式調整：

   新行權價格＝原行權價格×（公司A股股票除權日參考價／除權前一日公司A股股票收盤價）

   新行權比例＝原行權比例×（除權前一日公司A股股票收盤價／公司A股股票除權日參考價）

2. 當公司A股股票除息時，認購權證的行權比例保持不變，行權價格按下列公式調整：

   新行權價格＝原行權價格×（公司A股股票除息日參考價／除息前一日公司A股股票收盤價）

十五、本次發行募集資金用途

本次發行分離交易可轉債募集資金不超過412億元，所附認股權證由於持有人行權所募集的資金不超過債券融資規模，發行可轉債募集資金淨額將全部用於補充公司營運資金以及／或有關監管部門批准的投資項目；認股權證行權募集資金淨額將全部用於補充公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

十六、本次決議的有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次分離交易可轉債發行方案的決議通過之日起12個月內有效。

十七、提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜

提請股東大會授權董事會在本次發行分離交易可轉債決議有效期內辦理本次發行相關事宜，包括但不限於：

1. 在法律、法規及其他規範性文件和《公司章程》允許的範圍內，按照監管部門的要求，並結合公司的實際情況，在發行前明確具體的發行條款及發行方案，制定和實施本次分離交易可轉債的最終方案，決定本次發行時機；

2. 如發行前國家對分離交易可轉債有新的規定、證券監管部門有新的要求以及市場情況發生變化，授權董事會根據國家規定以及證券監管部門的要求和市場情況對發行方案進行調整；

3. 根據證券監管部門的要求製作、修改、報送有關本次發行的申報材料；

4. 修改、補充、簽署、遞交、呈報、執行本次發行過程中發生的一切協議、合同和文件；

5. 辦理本次發行的分離交易可轉債中的公司債券和認股權證上市交易事宜；

6. 在進入權證行權期後，根據實際行權情況，對《公司章程》相關條款進行修訂，辦理工商備案、註冊資本變更登記等事宜；

7. 聘請保薦人（主承銷商）等中介機構以及辦理與本次分離交易可轉債發行及上市有關的其他事宜。

以上議案提請類別股東會議審議。

中國平安保險（集團）股份有限公司董事會

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). In accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People's Republic of China in 2006, the Company has carried out a preliminary calculation of the financial information for 2007. The net profit attributable to shareholders of the Company for 2007 is estimated to increase by more than 100% when compared with that of the previous year.

Shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to Rule 13.09(2) of the Listing Rules. In accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People's Republic of China in 2006, the Company has carried out a preliminary calculation of the financial information for 2007. The net profit attributable to shareholders of the Company for 2007 is estimated to increase by more than 100% when compared with that of the previous year. The Company will issue the following announcement in designated newspapers in the People's Republic of China on 29 January 2008:

*****

Ping An Insurance (Group) Company of China, Ltd. Announcement on the Estimated Improvement in Results for 2007

Special Notice:

Ping An Insurance (Group) Company of China, Ltd. (hereinafter referred to as the "Company") and all the members of the board of directors confirm the truthfulness, accuracy and completeness of the contents of this announcement, and jointly accept responsibility for any false representations, misleading statements or material omissions contained herein.

(1) Estimated results for 2007

1. Estimated results period: 1 January 2007 to 31 December 2007

2. Estimated results:

In accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People's Republic of China in 2006, the Company has carried out a preliminary calculation of the financial information for 2007. The net profit attributable to shareholders of the Company for 2007 is estimated to increase by more than 100% when compared with that of the previous year.

3. The estimated results have not been audited by certified public accountants. Detailed financial information of the Company will be disclosed in the Company's 2007 annual report.

(2) Results for 2006

1. Net profit (attributable to shareholders of the Company): RMB7,342 million

2. Earnings per share: RMB1.19 (calculated based on the 6,195,053,334 shares in issue prior to the issue of A shares by the Company)

Results for 2006 have been retrospectively adjusted in accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People's Republic of China in 2006.

The results for 2006 as disclosed herein have not been audited by certified public accountants.

(3) Reasons for increase in estimated results

During 2007, the Company's three major businesses – insurance, banking and asset management, all grew steadily. Increase in net profit is mainly attributable to the improved investment returns, steady growth in insurance business and the significant increase in profits contribution from the Company's banking, securities and other asset management businesses.

(4) Other information

The Company completed its initial public offering of 1,150,000,000 A shares in the first half of 2007. As at 31 December 2007, the total numbers of shares of the Company in issue was 7,345,053,334.

The Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
29 January 2008

*****

Shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 29 January 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

PROPOSED SPECIFIC MANDATE TO ISSUE A SHARE RELATING TO A POSSIBLE PLACING OF A SHARES PROPOSED APPLICATION FOR THE ISSUE OF NOT MORE THAN 412 MILLION A SHARE BONDS WITH WARRANTS IN THE PRC

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

On 18 January 2008, the Board resolved to convene the EGM, the A Shareholders Class Meeting and H Shareholders Class Meeting to obtain the Shareholders' approval for the Possible A Share Placing and the issue of the A Share Bonds with Warrants.

PROPOSED SPECIFIC MANDATE RELATING TO THE POSSIBLE A SHARE PLACING

On 18 January 2008, the Board approved the Specific Mandate relating to the Possible A Share Placing pursuant to which the Board intends to place not more than 1,200,000,000 A Shares, representing approximately 16.34% of the total issued share capital of the Company as at the date of this announcement.

It is intended that the new A Shares will be placed to institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange.

PROPOSED APPLICATION FOR THE ISSUE OF NOT MORE THAN 412 MILLION A SHARE BONDS IN THE PRC

The Company intends to apply to the relevant PRC authorities for the issue of not more than RMB41.2 billion (approximately HK$44.36 billion) A Share Bonds with Warrants in the PRC, to institutional and public investors in the PRC. The A Share Bonds and the Warrants are detachable and freely transferable and are proposed to be listed on the Shanghai Stock Exchange separately.

THE EGM AND THE H SHAREHOLDERS CLASS MEETING

The Specific Mandate and the issue of the A Share Bonds with Warrants will be subject to, among other things, the approval of the Shareholders in a general meeting, and the H Shareholders and A Shareholders at their respective class meetings.

Rule 13.73 of the Listing Rules provides that an issuer shall despatch a circular to its shareholders at the same time as (or before) the issuer gives notice of the general meeting to approve the transaction referred to in the circular. Given that the Company is a PRC issuer and subject to a 45 day notice period requirement under its articles of association, the Company has applied to the Hong Kong Stock Exchange for and the Hong Kong Stock Exchange has granted a wavier from strict compliance with Rule 13.73 of the Listing Rules to issue the notice of EGM and the notice of the H Shareholders Class Meeting at the time of this announcement so as to expedite matters.

A circular containing, among other things, details regarding the Specific Mandate and the issue of the A Share Bonds with Warrants will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

On 18 January 2008, the Board resolved to convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to obtain the Shareholders' approval for the Possible A Share Placing and the issue of the A Share Bonds with Warrants.

A. PROPOSED SPECIFIC MANDATE TO ISSUE A SHARE RELATING TO A POSSIBLE A SHARE PLACING

Pursuant to the proposed Specific Mandate, the Company is to issue not more than 1,200,000,000 A Shares, representing approximately 16.34% of the total issued share capital of the Company as at the date of this announcement. The proposed Specific Mandate to be sought from the Shareholders is for the 12-month period from the passing of the relevant resolutions at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, unless being revoked or varied by special resolution(s) of the Shareholders in a general or a class meeting. The issue of the A Shares is subject to, among other things, the obtaining of the necessary approval from the CSRC. As at the date of this announcement, the Company has not made the relevant application to the CSRC. Such formal application to the CSRC can only be made after obtaining the relevant approvals from the Shareholders at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. Specific terms of the Possible A Share Placing will be determined after the approval from the CSRC is obtained.

Structure of the Possible A Share Placing

The existing total issued share capital of the Company as at the date of this announcement is 7,345,053,334 Shares. If, upon the grant of the proposed Specific Mandate, the Directors proceed to place the Placing A Shares, the Company may issue not more than 1,200,000,000 Placing A Shares, which represents:

Number of Placing A Shares to be issued	Approximate percentage to the existing issued share capital	Approximate percentage to the enlarged issued share capital	Approximate percentage to the existing issued A Shares	Approximate percentage to the enlarged issued A Shares
1,200,000,000	16.34%	14.04%	25.07%	20.05%

Authorization of the Shareholders will be obtained in the EGM, A Shareholders Class Meetings and H Shareholders Class Meeting for the Board to determine the number of Placing A Shares to be issued after consultation with the A Share Placing Lead Underwriter(s) having regard to the then market conditions. The A Share Placing Lead Underwriter(s) will be Independent Third Parties.

The Company may place not more than 1,200,000,000 Placing A Shares to the A Share Placees. It is intended that the new A Shares will be placed to institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange. The Company will comply with the relevant requirements of the Listing Rules, including Chapter 14A if applicable, in relation to the Possible A Share Placing.

Placing Price

The Placing A Shares will be issued in RMB. The Placing A Shares will not be issued at a price lower than (i) the average closing price of the A Shares as quoted on the Shanghai Stock Exchange for 20 trading days immediately prior to the date on which the listing document in relation to the Possible A Share Placing is published; or (ii) the closing price of the A Shares as quoted on the Shanghai Stock Exchange on the last trading day immediately before such listing document is published. In any event, the issue price will not be less than the latest audited net asset value per Share.

Authorization of the Shareholders will be obtained in the EGM, A Shareholders Class Meetings and H Shareholders Class Meeting for the Board to determine the price at which the Placing A Shares will be issued after consultation with the A Share Placing Lead Underwriter(s) having regard to the then market conditions.

Investors should note that the particulars of the Possible A Share Placing is for illustrative purposes only and the actual placing price per A Share and the fund size to be raised by the issue of the new A Shares under the Possible A Share Placing maybe be different from the above indicative figures.

Further announcement will be made once the specific terms and conditions of the Possible A Share Placing are determined.

Conditions to the Possible A Share Placing

The Possible A Share Placing will be conditional upon:

(a) the grant of the proposed Specific Mandate by Shareholders to the Board having been obtained at the EGM;

(b) the grant of the proposed Specific Mandate by A Shareholders to the Board having been obtained at the A Shareholders Class Meeting;

(c) the grant of the proposed Specific Mandate by H Shareholders to the Board having been obtained at the H Shareholders Class Meeting;

(d) the approval of the proposed issue of the new A Shares pursuant to the Specific Mandate by the CSRC, and such other approval from other relevant authority if necessary;

(e) the entering into of a placing agreement by, among other parties, the Company and the placing agent(s) (to be appointed prior to the Possible A Share Placing) and the placing agreement not being terminated in accordance with its terms; and

(f) the CSRC granting listing of and permission to deal in all of the new A Shares to be issued and placed pursuant to the Possible A Share Placing.

Ranking of the Placing A Shares

If, upon the grant of the proposed Specific Mandate, the Directors proceed to place the Placing A Shares, the Placing A Shares, when fully paid, will rank pari passu in all respects with the A Shares in issue at the time of issue and allotment of the Placing A Shares.

Possible change in share capital and shareholding structure

For reference and illustrative purposes only, assuming that: (1) the proposed Specific Mandate is granted by the Shareholders at the forthcoming EGM and by the A Shareholders and H Shareholders at their respective class meetings; (2) the Board exercises in full the Specific Mandate to issue Placing A Shares; and (3) all conditions for the issue and placing of Placing A Shares have been satisfied, the possible changes in the share capital and shareholding of the Company will be as follows:

Class of Shares	**Before the exercise of the Specific Mandate**		**Immediately after the exercise of the Specific Mandate**	
	Number of Shares	*Approximately %*	*Number of Shares*	*Approximately %*
A Shares				
– A Shares in issue	4,786,409,636	65.17	4,786,409,636	56.02
– Placing A Shares	–	–	1,200,000,000	14.04
Sub-total	4,786,409,636	65.17	5,986,409,363	70.06
H Shares	2,558,643,698	34.83	2,558,643,698	29.94
Total	7,345,053,334	100	8,545,053,334	100

Possible application for listing

Should the Board, upon obtaining the Specific Mandate, proceed to exercise the proposed Specific Mandate to issue new A Shares, the Company will apply to the CSRC for the listing of and permission to deal in all of the new A Shares to be issued and placed pursuant to the Possible A Share Placing.

Use of Proceeds of the Possible A Share Placing

The proceeds of the Possible A Share Placing will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in mergers and acquisitions projects that are: (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities. The Directors consider the Possible A Share Placing will improve the Company's overall efficiency and financial performance. Accordingly, the Directors consider the Possible A Share Placing to be in the interests of the Company and the Shareholders as a whole.

B. PROPOSED APPLICATION FOR THE ISSUE OF NOT MORE THAN 412 MILLION A SHARE BONDS WITH WARRANTS IN THE PRC

The Company intends to apply to the relevant PRC authorities for the issue of not more than RMB41.2 billion (approximately HK$44.36 billion) A Share Bonds with Warrants in the PRC to institutional and public investors in the PRC. The A Share Bonds and the Warrants are detachable and freely transferable and are proposed to be listed on the Shanghai Stock Exchange separately.

Principal Terms of the A Share Bonds with Warrants

The proposed terms of the A Share Bonds with Warrants are as follows:

1. **Principal amount of the A Share Bonds**

   Not more than RMB41.2 billion (approximately HK$44.36 billion) through the issue of not more than 412 million A Share Bonds. Each subscriber of each A Share Bond will be granted a certain number of Warrants at no costs. Shareholders' approvals will be obtained to authorize the Board to determine the actual amount of the issue of the A Share Bonds and the number of Warrants to be granted to the subscribers of each A Share Bond according to the prevailing market conditions at the time subject to the condition that the proceeds from the full conversion of the Warrants shall not be more than the principal amount of the issue of the Bonds.

2. **Denomination of the A Share Bonds**

   RMB100 (approximately HK$107.66) per A Share Bond.

3. **Target subscribers of the A Share Bonds**

   Institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange. The Company will comply with the relevant requirements of the Listing Rules, including Chapter 14A if applicable, in relation to the issue of A Share Bonds with Warrants.

4. **Issue mechanisms of the A Share Bonds with Warrants**

   The A Share Bonds with Warrants will be offered in the PRC. All existing A Shareholders will be given priority to subscribe for the A Share Bonds with Warrants. Shareholders' approvals will be obtained to authorize the Board to determine the amount of A Share Bonds with Warrants reserved for existing A Shareholders. The amount reserved for existing A Shareholders will be disclosed in the listing document to be issued in the PRC by the Company in respect of the issue of the A Share Bonds with Warrants.

5. **Interest of the A Share Bonds**

   The interest of the A Share Bonds will be payable annually. Shareholders' approvals will be obtained to authorize the Board to determine the interest rate and the basis of determination according to the prevailing market conditions after consultation with the A Share Bonds with Warrants Underwriter(s). The A Share Bonds with Warrants Underwriter(s) will be Independent Third Parties. The interest rate and the detailed basis of determination will be disclosed in the listing document to be issued by the Company in respect of the issue of the A Share Bonds with Warrants.

6. **Maturity of the A Share Bonds**

6 years from the issue of the A Share Bonds.

7. **Redemption of the A Share Bonds at the option of the Company**

The Company has the right to redeem the A Share Bonds within 5 trading days after the maturity of the A Share Bonds at the issue price plus interest payable.

8. **Redemption of the A Share Bonds at the option of the holders of the A Share Bonds**

In the event that use of proceeds of the issue of the A Share Bonds with Warrants is in violation of the policy, rules or regulations of the CSRC, the Company may be required by the CSRC to change such use of proceeds, upon occurrence of which the holder of each A Shares Convertible Bonds will have the rights at such holder's option, to require the Company to redeem the holder's A Share Bonds at the issue price plus an interest payable.

9. **Guarantee**

The issue of the A Share Bonds with Warrants is not guaranteed.

10. **Term of the Warrants**

The term (ie. the holding period) of the Warrants is 12 months since the listing of the Warrants on the Shanghai Stock Exchange.

11. **Conversion period of the Warrants**

The last 5 trading days of the holding period of the Warrants.

12. **Conversion ratio of the Warrants**

Two Warrants represent the conversation right to one A Share.

13. **Conversion Price of the Warrants**

The conversion price of the Warrants representing the conversation right to one A Share granted under the issue of the A Share Bonds with Warrants will not be lower than (i) the average closing price of the A Shares over the 20 trading days immediately preceding the date on which the listing document in respect of the issue of the A Share Bonds with Warrants is issued and; (ii) the closing price of the A Shares on the trading day immediately preceding the date on which the listing document in respect of the date on which the listing documents in respect of the issue of the A Share Bonds with Warrants is issued. In any event, the conversion price of the Warrants will not be less than the latest audited net assets value per Share.

Shareholders' approvals will be obtained to authorize the Board to determine the conversion price of the Warrants subject to the lower limit as stated above according to the prevailing market at the time after consultation with the A Share Bonds with Warrants Underwriter(s).

14. Adjustment principles

During the term of the Warrants, in the event that the trading of A Shares is on ex-right or ex-dividend basis, the conversion price and the conversion ratio of the Warrants will be adjusted accordingly:

(1) When the trading of A Shares is on ex-rights basis, the conversion price and the conversion ratio of the Warrants will be adjusted according to the formula as follows:

New conversion price = original conversion price X (the reference price of the A Shares on the ex-right day/the closing price of the A Shares on the trading day before the ex-right day)

New conversion ratio = original conversion ratio X (the closing price of the A Shares on the trading day before the ex-right day/the reference price of the A Shares on the ex-right day).

(2) When the trading of A Shares is on ex-dividend basis, the conversation ratio of the Warrants will remain unchanged, and the conversion price will be adjusted according to the formula as follows:

New conversion price = original conversion price x (the reference price of A Shares on the ex-dividend day/the closing price of A Shares on the trading day before the ex-dividend day).

Save as the above adjustment events, there are no other events that would lead to adjustments in the conversion price of the Warrants.

15. Use of Proceeds of the Issue of the A Share Bonds with Warrants

The proceeds of the issue of the A Share Bonds with Warrants will be used as general working capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in mergers and acquisitions projects that are: (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities. The Directors consider the issue of the A Share Bonds with Warrants will improve the Company's overall efficiency and financial performance. Accordingly, the Directors consider the issue of the A Share Bonds with Warrants to be in the interests of the Company and the Shareholders as a whole.

16. Validity of the resolutions

Shareholder's resolutions approving the proposed issue of the A Share Bonds with Warrants shall be valid for 12 months from the date of the resolutions.

17. Shareholders approval for the proposed issue of the A Share Bonds with Warrants

Under the applicable PRC laws and regulations and the articles of association of the Company, the following Shareholders' approvals are required for the proposed issue of the A Share Bonds with Warrants:

1. approval of the proposed issue of the A Share Bonds with Warrants by special resolution passed at the EGM by at least two-thirds of the Shares with voting rights represented by the Shareholders (or their proxies) attending the meeting;

2. approval of the proposed issue of the A Share Bonds with Warrants by special resolution passed at the A Shareholders Class Meeting by at least two-thirds of the Shares with voting rights represented by the A Shareholders (or their proxies) attending the meeting;

3. approval of the proposed issue of the A Share Bonds with Warrants by special resolution passed at the H Shareholders Class Meeting by at least two-thirds of the Shares with voting rights represented by the H Shareholders (or their proxies) attending the meeting; and

4. authorisation to the Board and the respective lawful attorney of the Directors to take any action and execute any document as it thinks necessary and fit to effect and implement the issue of the A Share Bonds with Warrants by at least two-thirds of the Shares with voting rights represented by the Shareholders (or their proxies) attending the meeting, including the following:

    4.1. authorisation to confirm and implement the terms of the issue, the proposal of the issue and the timetable of the issue, to the extent permitted by the applicable PRC laws and regulations and the articles of association of the Company, in accordance with the requirements of the CSRC;

    4.2. authorisation to adjust the size of the issue and the proposal of the issue in accordance with the applicable PRC laws and regulations, the requirements of the CSRC and the prevailing market conditions in the event of a change in the requirements for the issue of the A share bonds with warrants or change in market conditions;

    4.3. authorisation to prepare, amend and submit for approval, any document in relation to the application for an approval of the CSRC for issue in accordance the requirements of the CSRC;

    4.4. authorisation to execute, make any amendments to, supplement, submit for approval or file and implement any agreements and documents in relation to the issue (including but not limited to the underwriting agreements and any agreement in relation to the project relating to the use of proceeds of the issue);

    4.5. authorisation to handle the matters arising from the application for the listing of, and permission to deal in the A Share Bonds and the Warrants on the Shanghai Stock Exchange;

4.6. authorisation to make necessary amendments to the articles of association of the Company when the conversion period of the Warrants starts and make necessary filings with the relevant administration authority of industry and commerce in this regard; and

4.7. authorisation to engage the A Share Bonds with Warrants Underwriter(s) and other intermediaries and to handle any other matters in relation to the issue and the listing of the A Share Bonds with Warrants.

Appropriate resolutions will be proposed at the EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting to obtain such approvals.

Conditions of the Issue of the A Share Bonds with Warrants

It is expected that the issue of the A Share Bonds with Warrants will be conditional upon the fulfilment of the following:

1. the approval of the issue of the A Share Bonds with Warrants by the Shareholders at the EGM;

2. the approval of the issue of the A Share Bonds with Warrants at the A Shareholders Class Meeting and H Shareholders Class Meeting, respectively;

3. the approval of the CSRC for the issue of the A Share Bonds with Warrants; and

4. the entering into of the underwriting agreement(s) with the A Share Bonds with Warrants Underwriter(s).

None of the above conditions for the completion of the A Share Bonds with Warrants may be waived by the Company or has been satisfied as at the date of this announcement. As at the date of this announcement, the Company has not made the relevant application to the CSRC. Such formal application to the CSRC can only be made after obtaining the relevant approvals from the Shareholders at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. Specific terms of the A Share Bonds with Warrants will be determined after the approval from the CSRC is obtained. **If the conditions are not fulfilled, the issue of the A Share Bonds with Warrants will not proceed.**

Impact on Shareholders

Upon conversion of the Warrants to be issued, there would be an increase in the number of A Shares held by the public. The exact size of the increase will depend on the final terms of the Warrants, including, among other terms, the size of the issue and the conversion price at which the Warrants will be converted into A Shares. Shareholders' equity interest in the Company will be diluted as a result of the exercise of the conversion rights attached to the Warrants. Further announcement will be made once the specific terms and conditions of the Warrants are determined.

The Company confirms that new A Shares to be issued for exercising the Warrants, when aggregated with all other equity securities which remain to be issued on the exercise of the conversion rights shall not exceed 20% of the total share capital of the Company at the time of issuing the Warrants. The term of the Warrants is 12 months since the listing of the Warrants on the Shanghai Stock Exchange. Accordingly, the proposed issuance of A Share Bonds with Warrants is in compliance with Rule 15.02 of the Listing Rules. No further approval from Shareholders is needed under the Listing Rules.

C. GENERAL

Information Relating to the Group

The Company together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

The EGM and the H Shareholders Class Meeting

The Specific Mandate and the issue of the A Share Bonds with Warrants will be subject to, among other things, the approval of the Shareholders in a general meeting and the H Shareholders and A Shareholders at their respective class meetings. It is therefore proposed that the EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting be convened on Wednesday, 5 March 2008, to propose resolutions to vote by poll, among other things, to approve the Specific Mandate and the issue of the A Share Bonds with Warrants.

Circular

Rule 13.73 of the Listing Rules provides that an issuer shall despatch a circular to its shareholders at the same time as (or before) the issuer gives notice of the general meeting to approve the transaction referred to in the circular. Given that the Company is a PRC issuer and subject to a 45 day notice period requirement under its articles of association, the Company has applied to the Hong Kong Stock Exchange for and the Hong Kong Stock Exchange has granted a wavier from strict compliance with Rule 13.73 of the Listing Rules to issue the notice of EGM and the notice of the H Shareholders Class Meeting at the time of this announcement so as to expedite matters.

A circular containing, among other things, details regarding the Specific Mandate and the issue of the A Share Bonds with Warrants will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings as set out below:

"A Share(s)"	PRC listed A Share(s) which are listed on the Shanghai Stock Exchange;
"A Share Bond(s)"	A Share bond(s) in the principal amount of not more than RMB41.2 billion (approximately HK$44.36 billion) proposed to be issued by the Company;
"A Share Bonds with Warrants"	the A Share Bonds together with the detachable Warrants;
"A Share Bonds with Warrants Underwriter(s)"	the underwriter(s) to be appointed by the Company pursuant to an underwriting agreement to be entered into by the Company in respect of the issue of the A Share Bonds with Warrants;
"A Share Placees"	the placees of the Possible A Share Placing;
"A Share Placing Lead Underwriter(s)"	the underwriter(s) to be appointed by the Company pursuant to an underwriting agreement to be entered into by the Company in respect of the issue of the Possible A Share Placing;
"A Shareholders"	holders of the A Shares;
"A Shareholders Class Meeting"	the class meeting of the A Shareholders to be convened on Wednesday, 5 March 2008 to consider and, if thought fit, approve, amongst other things, the Specific Mandate relating to the Possible A Share Placing and the issue of the A Share Bonds with Warrants;
"Board"	the board of Directors;
"Business Day"	any day other than Saturday or Sunday on which commercial banks and financial institutions in Hong Kong are open for business;
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company duly incorporated in the PRC with limited liability the A Shares of which are listed on the Shanghai Stock Exchange and the H Shares of which are listed on the Hong Kong Stock Exchange;
"CSRC"	China Securities Regulatory Commission;
"Directors"	the directors of the Company;
"EGM"	the extraordinary general meeting of the Shareholders to be convened on Wednesday, 5 March 2008 to consider and, if thought fit, approve, amongst other things, the Specific Mandate relating to the Possible A Share Placing and the issue of the A Share Bonds with Warrants;

"Group"	the Company and its subsidiaries;
"H Share(s)"	overseas listed foreign Shares which are listed on the Hong Kong Stock Exchange, and subscribed for and traded in Hong Kong dollars;
"H Shareholder(s)"	the holder(s) of H Shares;
"H Shareholders Class Meeting"	the class meeting of the H Shareholders to be convened on Wednesday, 5 March 2008 to consider and, if thought fit, approve, amongst other things, the Specific Mandate relating to the Possible A Share Placing and the issue of the A Share Bonds with Warrants;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Third Party"	independent third parties not connected with any of the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates;
"Listing Committee"	the listing sub-committee of the board of the Hong Kong Stock Exchange;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Placing A Shares"	up to 1,200,000,000 new A Shares which may be issued and allotted under the Possible A Share Placing;
"Possible A Share Placing"	the possible placing of not more than 1,200,000,000 Placing A Shares pursuant to the Specific Mandate to be granted by the Shareholders;
"PRC"	the People's Republic of China;
"PRC GAAP"	the accounting rules and regulations in the PRC;
"Shanghai Stock Exchange"	The Shanghai Stock Exchange of the PRC;
"Share(s)"	ordinary shares(s) of RMB1.00 each in the share capital of the Company;
"Shareholders"	holder(s) of the Shares;
"Specific Mandate"	the specific mandate proposed to be granted to the Directors by the Shareholders at the EGM and the A Shareholders and H Shareholders at their respective class meeting to issue not more than 1,200,000,000 Placing A Shares, representing not more than 16.34% of the total issued share capital of the Company as at the date of this announcement, at any time during the period specified in the relevant resolution(s) set out in the notices of EGM and the class meetings;

"subsidiary"	has the meaning ascribed thereto in the Listing Rules;
"Warrant(s)"	the detachable warrant(s) convertible into A Shares of the Company to be granted at no costs to the subscribers of the A Share Bonds, to be listed on the Shanghai Stock Exchange;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC; and
"%"	per cent.

Note: The figures in RMB that are converted into HK$ in this announcement are converted at the rate of RMB100: HK$107.66 for indication purposes only.

By Order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 18 January 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Reply Slip for Extraordinary General Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We *(Note 1)* ____ of

____

being the registered holder(s) of *(Note 2)* ______________________ domestic shares/H shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend the extraordinary general meeting of the Company to be held at 10:00 a.m. on Wednesday, 5 March, 2008 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC or to appoint a proxy to attend on my/our behalf.

Date: ______________________ Signature(s): ______________________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s). Please also strike out the irrelevant type of shares (domestic shares or H shares).

3. The completed and signed reply slip should be delivered to the Company's principal place of business in PRC or Hong Kong on or before Tuesday, 12 February, 2008 by hand, by post or by fax.

   The Company's principal place of business in PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the Extraordinary General Meeting to be held on Wednesday, 5 March, 2008

I/We (Note 1) ____________________

of ____________________

being the registered holder(s) of (Note 2) ____________________ domestic shares/H shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** (Note 3) or ____________________

of ____________________

as my/our proxy to attend and act for me/us at the extraordinary general meeting of the Company to be held at 10:00 a.m. on Wednesday, 5 March, 2008 at 6th Floor, Ping An Building, Ba Gua Road No. 3, Shenzhen, PRC (the "Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below (Note 4).

	SPECIAL RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To approve the Specific Mandate to allot, issue and deal in the Placing A Share in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:		
	(1) Class and par value of the Shares to be issued: A Shares of RMB1.00 each;		
	(2) Number of the Placing A Shares to be issued under the Specific Mandate: subject to the fulfilment of the conditions in respect of the Possible A Share Placing as set out in the Announcement, the aggregate number of A Shares to be issued and allotted shall not be more than 1,200,000,000 A Shares. The number of Placing A Shares to be issued will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then markets conditions;		
	(3) Issue mechanism: the Possible A Share shall adopt a combination of both off-line and on-line price consultation and application process. A Shareholders with his/her/its name registered on the register of members of A Shares as at closing of trading hours on the record day will be given pre-emption right in subscribing the Placing A Shares. The actual issue mechanism, proportion of pre-emption right will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then markets conditions;		
	(4) Target subscribers: the new A Shares under the Possible A Share Placing will be placed to institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange;		
	(5) Ranking of the Placing A Shares: should the Board, upon obtaining the Specific Mandate, proceed to exercise the proposed Specific Mandate to issue new A Shares, the Company will apply to the CSRC for the listing of and permission to deal in all of the new A Shares to be issued and placed on the Shanghai Stock Exchange. The Placing A Shares, when fully paid, will rank pari passu in all respects with the A Shares in issue at the time of issue and allotment of the Placing A Shares;		
	(6) Pricing: the Placing A Shares will be issued in RMB. The Placing A Shares will not be issued at a price lower than (i) the average closing price of the A Shares as quoted on the Shanghai Stock Exchange for 20 trading days immediately prior to the date on which the listing document in relation to the Possible A Share Placing is published; or (ii) the closing price of the A Shares as quoted on the Shanghai Stock Exchange on the last trading day immediately before such listing document is published. In any event, the issue price will not be less than the latest audited net asset value per Share;		

	(7) Use of Proceeds: the proceeds of the Possible A Share Placing will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/ or as capital to invest in mergers and acquisitions projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors and (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies and (iii) permitted and approved by the relevant regulatory authorities;		
	(8) Validity of this special resolution: approval for the Possible A Share Placing shall be valid for 12 months from the date of the Shareholders' approval; and		
	(9) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the Possible A Share Placing including but not limited to (i) handling the matters arising from the application for an approval of the CSRC for the Possible A Share Placing: (ii) confirming and implementing the proposal of the Possible A Share Placing in accordance with resolutions passed at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting, including but not limited to, engaging the intermediaries for the Possible A Share Placing. determining the number of the Placing A Shares to be issued, the issue price, the timetable, the mechanisms and the target subscribers of Possible A Share Placing; (iii) executing, making any amendments to, supplementing, submitting for approval or file and implementing any agreements and documents in relation to the Possible A Share Placing; (iv) adjusting the proposal of the Possible A Share Placing in the event of a change in the CSRC's requirements for placing of A shares; (v) handling the matters arising from the application for the listing of, and permission to deal in the Placing A Shares on the Shanghai Stock Exchange; (vi) increasing the registered capital of the Company and make necessary amendments to the articles of association of the Company as a result of the completion of the Possible A Share Placing and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) to the extent allowed by the applicable PRC laws and regulations, to do such other acts, take such steps which in their opinions may be necessary, desirable or expedient for the implementing and giving effect to the Possible A Share Placing.		
2.	To approve the issue of the A Share Bonds with Warrants on the following structure and terms:		
	(1) Principal amount of the A Share Bonds: not more than RMB41.2 billion (approximately HK$44.36 billion) through the issue of not more than 412 million A Share Bonds. Each subscriber of each A Share Bond will be granted a certain number of Warrants at no costs. The actual amount of the issue of the A Share Bonds and the number of Warrants to be granted to the subscribers of each A Share Bond will be determined by the Board according to the prevailing market conditions at the time subject to the condition that the proceeds from the full conversion of the Warrants shall not be more than the principal amount of the issue of the Bonds		
	(2) Denomination of the A Share Bonds: RMB100 (approximately HK$107.66) per A Share Bond:		
	(3) Target subscribers of the A Share Bonds: Institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange;		
	(4) Issue mechanisms of the A Share Bonds with Warrants: the A Share Bonds with Warrants will be offered in the PRC. All existing A Shareholders will be given priority to subscribe for the A Share Bonds with Warrants. The amount of A Share Bonds with Warrants reserved for existing A Shareholders will be determined by the Board. The amount reserved for existing A Shareholders will be disclosed in the listing document to be issued by the Company in the PRC in respect of the issue of the A Share Bonds with Warrants;		
	(5) Interest of the A Share Bonds: the interest of the A Share Bonds will be payable annually. The interest rate and the basis of determination will be determined by the Board according to the prevailing market conditions after consultation with the A Share Bonds with Warrants Lead Underwriter. The interest rate and the detailed basis of determination will be disclosed in the listing document to be issued by the Company in respect of the issue of the A Share Bonds with Warrants;		
	(6) Maturity of the A Share Bond: 6 years from the issue of the A Share Bonds;		

	(7) Redemption of the A Share Bonds at the option of the Company: the Company has the right to redeem the A Share Bonds within 5 trading days after the maturity of the A Share Bonds at the issue price plus interest payable;		
	(8) Redemption of the A Share Bonds at the option of the holders of the A Share Bonds: In the event that the use of proceeds of the issue of the A Share Bonds with Warrants is in violation of the policy, rules or regulation of the CSRC, the Company may be required by the CSRC to change such use of proceeds, upon occurrence of which, the holder of each A Shares Convertible Bonds will have the rights at such holder's option, to require the Company to redeem the holder's A Share Bonds at the issue price plus an interest payable;		
	(9) Guarantee: the issue of the A Share Bonds with Warrants is not guaranteed;		
	(10) Term of the Warrants: The term (i.e. the holding period) of the Warrants is 12 months since the listing of the Warrants on the Shanghai Stock Exchange.		
	(11) Conversion period of the Warrants: the last 5 trading days of the holding period of the Warrants;		
	(12) Conversion ratio of the Warrants: two Warrants represent the conversation right to one A Share;		
	(13) Conversion Price of the Warrants: the conversion price of the Warrants representing the conversation right to one A Share granted under the issue of the A Share Bonds with Warrants will not be lower than; (i) the average closing price of the A Shares over the 20 trading days immediately preceding the date on which the listing document in respect of the issue of the A Share Bonds with Warrants is issued; and (ii) the closing price of the A Shares on the trading day immediately preceding the date on which the listing documents in respect of the date on which the listing document in respect of the issue of the A Share Bonds with Warrants is issued. The conversion price of the Warrants will be determined by the Board subject to the lower limited as stated above according to the prevailing market conditions at the time after consultation with the A Share Bonds with Warrants Underwriter(s):		
	(14) Adjustment principles: During the term of the Warrants, In the event that the trading of A Shares is on ex-right or ex-dividend basis, the conversion price, and the conversion ratio of the Warrants will be adjusted accordingly: (1) When the trading of A Shares is on ex-rights basis, the conversion price and the conversion ratio of the Warrants will be adjusted according to the formula as follows: New conversion price = original conversion price X (the reference price of the A Shares on the ex-right day/ the closing price of the A Shares on the trading day before the ex-right day) New conversion ratio = original conversion ratio X (the closing price of the A Shares on the trading day before the ex-right day/ the reference price of the A Shares on the ex-right day) (2) When the trading of A Shares is on ex-dividend basis, the conversation ratio of the Warrants will remain unchanged, and the conversion price will be adjusted according to the formula as follows: New conversion price = original conversion price x (the reference price of A Shares on the ex-dividend day/the closing price of A Shares on the trading day before the ex-dividend day);		
	(15) Use of Proceeds of the Issue of the A Share Bonds with Warrants: the proceeds of the issue of the A Share Bonds with Warrants will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/ or as capital to invest in mergers and acquisitions projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities;		
	(16) Validity of this special resolution: approval for the proposed issue of the A Share Bonds with Warrants shall be valid for 12 months from the date of the Shareholders' approval; and		

	(17) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the issue of the A Share Bonds with Warrants including but not limited to (i) confirming and implementing the terms of the issue, the proposal of the issue and the timetable of the issue, to the extent permitted by the applicable PRC laws and regulations and the articles of association of the Company, in accordance with the requirements of the CSRC; (ii) adjusting the size of the issue and the proposal of the issue in accordance with the applicable PRC laws and regulations, the requirements of the CSRC and the prevailing market conditions in the event of a change in the requirements for the issue of A share bonds with warrants or change in market conditions; (iii) preparing, amending and submitting for approval, any document in relation to the application for an approval of the CSRC for issue in accordance the requirements of the CSRC; (iv) executing, making any amendments to, supplementing, submitting for approval or filing and implementing any agreements and documents in relation to the issue (including but not limited to the underwriting agreements and any agreement in relation to the project relating to the use of proceeds of the issue); (v) handling the matters arising from the application for the listing of, and permission to deal in the A Share Bonds and the Warrants on the Shanghai Stock Exchange; (vi) making necessary amendments to the articles of association of the Company when the conversion period of the Warrants starts and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) engaging the A Share Bonds with Warrants Underwriter(s) and other intermediaries and to handle any other matters in relation to the issue and the listing of the A Share Bonds with Warrants.		
	ORDINARY RESOLUTIONS		
3.	To consider, approve and confirm the feasibility study report on the use of proceeds of the Possible Share Placing and the issue of the A Share Bonds with Warrants		
4.	To consider and approve, subject to the completion of the Possible A Share Placing, the proposal that the existing shareholders and new shareholders pursuant to the Possible A Share Placing shall be entitled to receive any future distribution of the undistributed retained profits of the Company accrued before the completion of the Possible A Share Placing		
5.	To approve and confirm the report on the use of proceeds of the initial public offerings of A Shares of the Company		
6.	To approve and confirm the proposal on the connected transaction between the Company and the Bank of Communications, Co., Ltd.		

Date: ______________________ Signature(s)(Note 5): ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (domestic shares or H shares) to which the proxy does not relate.

3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.

6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).

7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

8. Shareholders or their proxies attending the Meeting shall produce their identity documents.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Reply Slip for H Shareholders Class Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We *(Note 1)* ____

of ____

being the registered holder(s) of *(Note 2)* ____________________ H shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend class meeting of the holders of H shares of the Company to be held at 11:30 a.m. (or immediately after the conclusion and adjournment of the extraordinary general meeting and the class meeting for holders of domestic shares of the Company) on Wednesday, 5 March, 2008 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC or to appoint proxy to attend on my/our behalf.

Date: ____________________ Signature(s): ____________________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s).

3. The completed and signed reply slip should be delivered to the Company's principal place of business in PRC or Hong Kong on or before Tuesday, 12 February, 2008 by hand, by post or by fax.

   The Company's principal place of business in PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the H Shareholders Class Meeting to be held on Wednesday, 5 March, 2008

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________________________ H shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** (Note 3)

or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the class meeting of holders of H shares of the Company to be held at 11:30 a.m. (or immediately after the conclusion and adjournment of the extraordinary general meeting ("EGM") and the class meeting for holders of domestic shares of the Company ("Domestic Shareholders Class Meeting")) on Wednesday, 5 March, 2008 at 6th Floor, Ping An Building, Ba Gua Road No. 3, Shenzhen, PRC (the "H Shareholders Class Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the H Shareholders Class Meeting and at the H Shareholders Class Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below (Note 4).

	SPECIAL RESOLUTION		For (Note 4)	Against (Note 4)
1.	To approve the Specific Mandate to allot, issue and deal in the Placing A Share in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:			
	(1)	Class and par value of the Shares to be issued: A Shares of RMB1.00 each;		
	(2)	Number of the Placing A Shares to be issued under the Specific Mandate: subject to the fulfilment of the conditions in respect of the Possible A Share Placing as set out in the Announcement, the aggregate number of A Shares to be issued and allotted shall not be more than 1,200,000,000 A Shares. The number of Placing A Shares to be issued will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then markets conditions;		
	(3)	Issue mechanism: the Possible A Share shall adopt a combination of both off-line and on-line price consultation and application process. A Shareholders with his/her/its name registered on the register of members of A Shares as at closing of trading hours on the record day will be given pre-emption right in subscribing the Placing A Shares. The actual issue mechanism, proportion of pre-emption right will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then markets conditions;		
	(4)	Target subscribers: the new A Shares under the Possible A Share Placing will be placed to institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange;		
	(5)	Ranking of the Placing A Shares: should the Board, upon obtaining the Specific Mandate, proceed to exercise the proposed Specific Mandate to issue new A Shares, the Company will apply to the CSRC for the listing of and permission to deal in all of the new A Shares to be issued and placed on the Shanghai Stock Exchange. The Placing A Shares, when fully paid, will rank pari passu in all respects with the A Shares in issue at the time of issue and allotment of the Placing A Shares;		
	(6)	Pricing: the Placing A Shares will be issued in RMB. The Placing A Shares will not be issued at a price lower than (i) the average closing price of the A Shares as quoted on the Shanghai Stock Exchange for 20 trading days immediately prior to the date on which the listing document in relation to the Possible A Share Placing is published; or (ii) the closing price of the A Shares as quoted on the Shanghai Stock Exchange on the last trading day immediately before such listing document is published. In any event, the issue price will not be less than the latest audited net asset value per Share;		
	(7)	Use of Proceeds: the proceeds of the Possible A Share Placing will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/ or as capital to invest in mergers and acquisitions projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors and (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies and (iii) permitted and approved by the relevant regulatory authorities;		

	(8) Validity of this special resolution: approval for the Possible A Share Placing shall be valid for 12 months from the date of the Shareholders' approval; and		
	(9) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the Possible A Share Placing including but not limited to (i) handling the matters arising from the application for an approval of the CSRC for the Possible A Share Placing; (ii) confirming and implementing the proposal of the Possible A Share Placing in accordance with resolutions passed at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting, including but not limited to, engaging the intermediaries for the Possible A Share Placing, determining the number of the Placing A Shares to be issued, the issue price, the timetable, the mechanisms and the target subscribers of Possible A Share Placing; (iii) executing, making any amendments to, supplementing, submitting for approval or file and implementing any agreements and documents in relation to the Possible A Share Placing; (iv) adjusting the proposal of the Possible A Share Placing in the event of a change in the CSRC's requirements for placing of A shares; (v) handling the matters arising from the application for the listing of, and permission to deal in the Placing A Shares on the Shanghai Stock Exchange; (vi) increasing the registered capital of the Company and make necessary amendments to the articles of association of the Company as a result of the completion of the Possible A Share Placing and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) to the extent allowed by the applicable PRC laws and regulations, to do such other acts, take such steps which in their opinions may be necessary, desirable or expedient for the implementing and giving effect to the Possible A Share Placing.		
2.	To approve the issue of the A Share Bonds with Warrants on the following structure and terms:		
	(1) Principal amount of the A Share Bonds: not more than RMB41.2 billion (approximately HK$44.36 billion) through the issue of not more than 412 million A Share Bonds. Each subscriber of each A Share Bond will be granted a certain number of Warrants at no costs. The actual amount of the issue of the A Share Bonds and the number of Warrants to be granted to the subscribers of each A Share Bond will be determined by the Board according to the prevailing market conditions at the time subject to the condition that the proceeds from the full conversion of the Warrants shall not be more than the principal amount of the issue of the Bonds;		
	(2) Denomination of the A Share Bonds: RMB100 (approximately HK$107.66) per A Share Bond;		
	(3) Target subscribers of the A Share Bonds: Institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange;		
	(4) Issue mechanisms of the A Share Bonds with Warrants: the A Share Bonds with Warrants will be offered in the PRC. All existing A Shareholders will be given priority to subscribe for the A Share Bonds with Warrants. The amount of A Share Bonds with Warrants reserved for existing A Shareholders will be determined by the Board. The amount reserved for existing A Shareholders will be disclosed in the listing document to be issued by the Company in the PRC in respect of the issue of the A Share Bonds with Warrants;		
	(5) Interest of the A Share Bonds: the interest of the A Share Bonds will be payable annually. The interest rate and the basis of determination will be determined by the Board according to the prevailing market conditions after consultation with the A Share Bonds with Warrants Lead Underwriter. The interest rate and the detailed basis of determination will be disclosed in the listing document to be issued by the Company in respect of the issue of the A Share Bonds with Warrants;		
	(6) Maturity of the A Share Bond: 6 years from the issue of the A Share Bonds;		
	(7) Redemption of the A Share Bonds at the option of the Company: the Company has the right to redeem the A Share Bonds within 5 trading days after the maturity of the A Share Bonds at the issue price plus interest payable;		
	(8) Redemption of the A Share Bonds at the option of the holders of the A Share Bonds: In the event that the use of proceeds of the issue of the A Share Bonds with Warrants is in violation of the policy, rules or regulation of the CSRC, the Company may be required by the CSRC to change such use of proceeds, upon occurrence of which, the holder of each A Shares Convertible Bonds will have the rights at such holder's option, to require the Company to redeem the holder's A Share Bonds at the issue price plus an interest payable;		
	(9) Guarantee: the issue of the A Share Bonds with Warrants is not guaranteed;		
	(10) Term of the Warrants: The term (i.e. the holding period) of the Warrants is 12 months since the listing of the Warrants on the Shanghai Stock Exchange;		
	(11) Conversion period of the Warrants: the last 5 trading days of the holding period of the Warrants;		
	(12) Conversion ratio of the Warrants: two Warrants represent the conversation right to one A Share;		

	(13) Conversion Price of the Warrants: the conversion price of the Warrants representing the conversation right to one A Share granted under the issue of the A Share Bonds with Warrants will not be lower than: (i) the average closing price of the A Shares over the 20 trading days immediately preceding the date on which the listing document in respect of the issue of the A Share Bonds with Warrants is issued; and (ii) the closing price of the A Shares on the trading day immediately preceding the date on which the listing documents in respect of the date on which the listing document in respect of the issue of the A Share Bonds with Warrants is issued. The conversion price of the Warrants will be determined by the Board subject to the lower limited as stated above according to the prevailing market conditions at the time after consultation with the A Share Bonds with Warrants Underwriter(s);		
	(14) Adjustment principles: During the term of the Warrants, In the event that the trading of A Shares is on ex-right or ex-dividend basis, the conversion price, and the conversion ratio of the Warrants will be adjusted accordingly: (1) When the trading of A Shares is on ex-rights basis, the conversion price and the conversion ratio of the Warrants will be adjusted according to the formula as follows: New conversion price = original conversion price X (the reference price of the A Shares on the ex-right day/ the closing price of the A Shares on the trading day before the ex-right day) New conversion ratio = original conversion ratio X (the closing price of the A Shares on the trading day before the ex-right day/ the reference price of the A Shares on the ex-right day) (2) When the trading of A Shares is on ex-dividend basis, the conversation ratio of the Warrants will remain unchanged, and the conversion price will be adjusted according to the formula as follows: New conversion price = original conversion price x (the reference price of A Shares on the ex-dividend day/the closing price of A Shares on the trading day before the ex-dividend day);		
	(15) Use of Proceeds of the Issue of the A Share Bonds with Warrants: the proceeds of the issue of the A Share Bonds with Warrants will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in mergers and acquisitions projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities;		
	(16) Validity of this special resolution: approval for the proposed issue of the A Share Bonds with Warrants shall be valid for 12 months from the date of the Shareholders' approval; and		
	(17) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the issue of the A Share Bonds with Warrants including but not limited to (i) confirming and implementing the terms of the issue, the proposal of the issue and the timetable of the issue, to the extent permitted by the applicable PRC laws and regulations and the articles of association of the Company, in accordance with the requirements of the CSRC; (ii) adjusting the size of the issue and the proposal of the issue in accordance with the applicable PRC laws and regulations, the requirements of the CSRC and the prevailing market conditions in the event of a change in the requirements for the issue of A share bonds with warrants or change in market conditions; (iii) preparing, amending and submitting for approval, any document in relation to the application for an approval of the CSRC for issue in accordance the requirements of the CSRC; (iv) executing, making any amendments to, supplementing, submitting for approval or filing and implementing any agreements and documents in relation to the issue (including but not limited to the underwriting agreements and any agreement in relation to the project relating to the use of proceeds of the issue); (v) handling the matters arising from the application for the listing of, and permission to deal in the A Share Bonds and the Warrants on the Shanghai Stock Exchange; (vi) making necessary amendments to the articles of association of the Company when the conversion period of the Warrants starts and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) engaging the A Share Bonds with Warrants Underwriter(s) and other intermediaries and to handle any other matters in relation to the issue and the listing of the A Share Bonds with Warrants.		

Date: ______________________ Signature(s) (Note 5): ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all H shares registered in your name(s).

3. If any proxy other than the Chairman of Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the H Shareholders Class Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the H Shareholders Class Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the H Shareholders Class Meeting other than those referred to in the notice convening the H Shareholders Class Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.

6. In case of joint holders of any share, any one of such joint holders may vote at the H Shareholders Class Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the H Shareholders Class Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).

7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H share registrar of the Company not less than 24 hours before the time fixed for holding the H Shareholders Class Meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the H Shareholders Class Meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

8. Shareholders or their proxies attending the H Shareholders Class Meeting shall produce their identity documents.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF THE H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN that a class meeting (the "**H Shareholders Class Meeting**") of holders of the H Shares (the "**H Shareholders**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") will be held at 11:30 a.m. on Wednesday, 5 March, 2008 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated 18 January, 2008 (the "**Announcement**"):

SPECIAL RESOLUTIONS

1. **RESOLVED THAT** the Board be and are hereby granted the Specific Mandate (information of the proposed Specific Mandate is set out in the Announcement) to allot, issue and deal in the Placing A Share in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

   (1) Class and par value of the Shares to be issued: A Shares of RMB1.00 each;

   (2) Number of the Placing A Shares to be issued under the Specific Mandate: Subject to the fulfilment of the conditions in respect of the Possible A Share Placing as set out in the Announcement, the aggregate number of A Shares to be issued and allotted shall not be more than 1,200,000,000 A Shares. The number of Placing A Shares to be issued will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then markets conditions;

   (3) Issue mechanism: the Possible A Share shall adopt a combination of both off-line and on-line price consultation and application process. A Shareholders with his/her/its name registered on the register of members of A Shares as at closing of trading hours on the record day will be given pre-emption right in subscribing the Placing A Shares. The actual issue mechanism, proportion of pre-emption right will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then markets conditions;

   (4) Target subscribers: the new A Shares under the Possible A Share Placing will be placed to institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with The Shanghai Stock Exchange);

(5) Ranking of the Placing A Shares: should the Board, upon obtaining the Specific Mandate, proceed to exercise the proposed Specific Mandate to issue new A Shares, the Company will apply to the CSRC for the listing of and permission to deal in all of the new A Shares to be issued and placed on the Shanghai Stock Exchange. The Placing A Shares, when fully paid, will rank pari passu in all respects with the A Shares in issue at the time of issue and allotment of the Placing A Shares;

(6) Pricing: The Placing A Shares will be issued in RMB. The Placing A Shares will not be issued at a price lower than (i) the average closing price of the A Shares as quoted on the Shanghai Stock Exchange for 20 trading days immediately prior to the date on which the listing document in relation to the Possible A Share Placing is published; or (ii) the closing price of the A Shares as quoted on the Shanghai Stock Exchange on the last trading day immediately before such listing document is published. In any event, the issue price will not be less than the latest audited net asset value per Share;

(7) Use of Proceeds: the proceeds of the Possible A Share Placing will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in mergers and acquisitions projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors and (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies and (iii) permitted and approved by the relevant regulatory authorities;

(8) Validity of this special resolution: approval for the Possible A Share Placing shall be valid for 12 months from the date of the Shareholders' approval; and

(9) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the Possible A Share Placing including but not limited to (i) handling the matters arising from the application for an approval of the CSRC for the Possible A Share Placing; (ii) confirming and implementing the proposal of the Possible A Share Placing in accordance with resolutions passed at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting, including but not limited to, engaging the intermediaries for the Possible A Share Placing, determining the number of the Placing A Shares to be issued, the issue price, the timetable, the mechanisms and the target subscribers of Possible A Share Placing; (iii) executing, making any amendments to, supplementing, submitting for approval or file and implementing any agreements and documents in relation to the Possible A Share Placing; (iv) adjusting the proposal of the Possible A Share Placing in the event of a change in the CSRC's requirements for placing of A shares; (v) handling the matters arising from the application for the listing of, and permission to deal in the Placing A Shares on the Shanghai Stock Exchange; (vi) increasing the registered capital of the Company and make necessary amendments to the articles of association of the Company as a result of the completion of the Possible A Share Placing and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) to the extent allowed by the applicable PRC laws and regulations, to do such other acts, take such steps which in their opinions may be necessary, desirable or expedient for the implementing and giving effect to the Possible A Share Placing.

2. **RESOLVED THAT** subject to the fulfillment of the conditions in respect of the issue of A Share Bond with Warrants as set out in the Announcement, the issue of the A Share Bonds with Warrants on the following structure and terms, be and is hereby considered and approved:

(1) Principal amount of the A Share Bonds: not more than RMB41.2 billion (approximately HK$44.36 billion) through the issue of not more than 412 million A Share Bonds. Each subscriber of each A Share Bond will be granted a certain number of Warrants at no costs. The actual amount of the issue of the A Share Bonds and the number of Warrants to be granted to the subscribers of each A Share Bond will be determined by the Board according to the prevailing market conditions at the time subject to the condition that the proceeds from the full conversion of the Warrants shall not be more than the principal amount of the issue of the Bonds;

(2) Denomination of the A Share Bonds: RMB100 (approximately HK$107.66) per A Share Bond;

(3) Target subscribers of the A Share Bonds: Institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange;

(4) Issue mechanisms of the A Share Bonds with Warrants: the A Share Bonds with Warrants will be offered in the PRC. All existing A Shareholders will be given priority to subscribe for the A Share Bonds with Warrants. The amount of A Share Bonds with Warrants reserved for existing A Shareholders will be determined by the Board. The amount reserved for existing A Shareholders will be disclosed in the listing document to be issued by the Company in the PRC in respect of the issue of the A Share Bonds with Warrants;

(5) Interest of the A Share Bonds: the interest of the A Share Bonds will be payable annually. The interest rate and the basis of determination will be determined by the Board according to the prevailing market conditions after consultation with the A Share Bonds with Warrants Lead Underwriter. The interest rate and the detailed basis of determination will be disclosed in the listing document to be issued by the Company in respect of the issue of the A Share Bonds with Warrants;

(6) Maturity of the A Share Bond: 6 years from the issue of the A Share Bonds;

(7) Redemption of the A Share Bonds at the option of the Company: the Company has the right to redeem the A Share Bonds within 5 trading days after the maturity of the A Share Bonds at the issue price plus interest payable;

(8) Redemption of the A Share Bonds at the option of the holders of the A Share Bonds: In the event that the use of proceeds of the issue of the A Share Bonds with Warrants is in violation of the policy, rules or regulation of the CSRC, the Company may be required by the CSRC to change such use of proceeds, upon occurrence of which, the holder of each A Shares Convertible Bonds will have the rights at such holder's option, to require the Company to redeem the holder's A Share Bonds at the issue price plus an interest payable;

(9) Guarantee: the issue of the A Share Bonds with Warrants is not guaranteed;

(10) Term of the Warrants: The term (i.e. the holding period) of the Warrants is 12 months since the listing of the Warrants on the Shanghai Stock Exchange;

(11) Conversion period of the Warrants: the last 5 trading days of the holding period of the Warrants;

(12) Conversion ratio of the Warrants: two Warrants represent the conversation right to one A Share;

(13) Conversion Price of the Warrants: the conversion price of the Warrants representing the conversation right to one A Share granted under the issue of the A Share Bonds with Warrants will not be lower than; (i) the average closing price of the A Shares over the 20 trading days immediately preceding the date on which the listing document in respect of the issue of the A Share Bonds with Warrants is issued; and (ii) the closing price of the A Shares on the trading day immediately preceding the date on which the listing documents in respect of the date on which the listing document in respect of the issue of the A Share Bonds with Warrants is issued. The conversion price of the Warrants will be determined by the Board subject to the lower limited as stated above according to the prevailing market conditions at the time after consultation with the A Share Bonds with Warrants Underwriter(s);

(14) Adjustment principles: During the term of the Warrants, in the event that the trading of A Shares is on ex-right or ex-dividend basis, the conversion price, and the conversion ratio of the Warrants will be adjusted accordingly:

(1) When the trading of A Shares is on ex-rights basis, the conversion price and the conversion ratio of the Warrants will be adjusted according to the formula as follows:

New conversion price = original conversion price X (the reference price of the A Shares on the ex-right day/the closing price of the A Shares on the trading day before the ex-right day)

New conversion ratio = original conversion ratio X (the closing price of the A Shares on the trading day before the ex-right day/the reference price of the A Shares on the ex-right day)

(2) When the trading of A Shares is on ex-dividend basis, the conversation ratio of the Warrants will remain unchanged, and the conversion price will be adjusted according to the formula as follows:

New conversion price = original conversion price x (the reference price of A Shares on the ex-dividend day/the closing price of A Shares on the trading day before the ex-dividend day);

(15) Use of Proceeds of the Issue of the A Share Bonds with Warrants: the proceeds of the issue of the A Share Bonds with Warrants will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in mergers and acquisitions projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities;

(16) Validity of this special resolution: approval for the proposed issue of the A Share Bonds with Warrants shall be valid for 12 months from the date of the Shareholders' approval; and

(17) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the issue of the A Share Bonds with Warrants including but not limited to (i) confirming and implementing the terms of the issue, the proposal of the issue and the timetable of the issue, to the extent permitted by the applicable PRC laws and regulations and the articles of association of the Company, in accordance with the requirements of the CSRC; (ii) adjusting the size of the issue and the proposal of the issue in accordance with the applicable PRC laws and regulations, the requirements of the CSRC and the prevailing market conditions in the event of a change in the requirements for the issue of A share bonds with warrants or change in market conditions; (iii) preparing, amending and submitting for approval, any document in relation to the application for an approval of the CSRC for issue in accordance the requirements of the CSRC; (iv) executing, making any amendments to, supplementing, submitting for approval or filing and implementing any agreements and documents in relation to the issue (including but not limited to the underwriting agreements and any agreement in relation to the project relating to the use of proceeds of the issue); (v) handling the matters arising from the application for the listing of, and permission to deal in the A Share Bonds and the Warrants on the Shanghai Stock Exchange; (vi) making necessary amendments to the articles of association of the Company when the conversionperiod of the Warrants starts and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) engaging the A Share Bonds with Warrants Underwriter(s) and other intermediaries and to handle any other matters in relation to the issue and the listing of the A Share Bonds with Warrants.

By order of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, 18 January, 2008

Notes:

(a) The H Shareholders whose names appear on the register of members of the Company at the close of business on 1 February, 2008 are entitled to attend the H Shareholders Class Meeting with their passports or other identity papers.

(b) The register of H Shareholders and the register of A Shareholders will be closed from 4 February, 2008 to 5 March, 2008, both days inclusive, during which time no share transfer will be effected.

(c) Each H Shareholder who has the right to attend and vote at the H Shareholders Class Meeting is entitled to appoint one or more proxy(ies), whether such proxy(ies) is(are) shareholder(s) or not, to attend and vote on his/her/its/behalf at the H Shareholder Class Meeting.

(d) A proxy of a H Shareholder who has appointed more than one proxy may only vote on a poll in respect of the Shares actually held.

(e) The instrument appointing a proxy must be in writing under the hand of the appointer or his/her attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the form of proxy must be delivered to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for the H Shareholders Class Meeting or any adjournment thereof.

(f) Shareholders intending to attend the H Shareholders Class Meeting should return the reply slip (which will be despatched to the Shareholders together with this notice) to the Secretarial Office to the Board of the Company on or before 4:00 p.m. on 12 February, 2008 by hand, post or fax. Failure to return the reply slip will not affect a H Shareholder's right to attend the H Shareholders Class Meeting or any adjournment thereof in person.

(g) The H Shareholders shall be responsible for their own travelling and accommodation expenses.

(h) Each of the resolutions 1 (1) to (9) and 2 (1) to (17) shall be voted as a separate resolution.

(i) As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安

专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF THE EGM

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") will be held at 10:00 a.m. on Wednesday, 5 March, 2008 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated 18 January, 2008 (the "**Announcement**"):

SPECIAL RESOLUTIONS

1. **RESOLVED THAT** the Board be and are hereby granted the Specific Mandate (information of the proposed Specific Mandate is set out in the Announcement) to allot, issue and deal in the Placing A Share in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

   (1) Class and par value of the Shares to be issued: A Shares of RMB1.00 each;

   (2) Number of the Placing A Shares to be issued under the Specific Mandate: subject to the fulfilment of the conditions in respect of the Possible A Share Placing as set out in the Announcement, the aggregate number of A Shares to be issued and allotted shall not be more than 1,200,000,000 A Shares. The number of Placing A Shares to be issued will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then markets conditions;

   (3) Issue mechanism: the Possible A Share shall adopt a combination of both off-line and on-line price consultation and application process. A Shareholders with his/her/its name registered on the register of members of A Shares as at closing of trading hours on the record day will be given pre-emption right in subscribing the Placing A Shares. The actual issue mechanism, proportion of pre-emption right will be determined by the Board after consultation with the A Share Placing Lead Underwriter(s) having regard to the then markets conditions;

   (4) Target subscribers: the new A Shares under the Possible A Share Placing will be placed to institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with The Shanghai Stock Exchange;

   (5) Ranking of the Placing A Shares: should the Board, upon obtaining the Specific Mandate, proceed to exercise the proposed Specific Mandate to issue new A Shares, the Company will apply to the CSRC for the listing of and permission to deal in all of the new A Shares to be issued and placed on the Shanghai Stock Exchange. The Placing A Shares, when fully paid, will rank pari passu in all respects with the A Shares in issue at the time of issue and allotment of the Placing A Shares;

(6) Pricing: The Placing A Shares will be issued in RMB. The Placing A Shares will not be issued at a price lower than (i) the average closing price of the A Shares as quoted on the Shanghai Stock Exchange for 20 trading days immediately prior to the date on which the listing document in relation to the Possible A Share Placing is published; or (ii) the closing price of the A Shares as quoted on the Shanghai Stock Exchange on the last trading day immediately before such listing document is published. In any event, the issue price will not be less than the latest audited net asset value per Share;

(7) Use of Proceeds: the proceeds of the Possible A Share Placing will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in mergers and acquisitions projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors and (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies and (iii) permitted and approved by the relevant regulatory authorities;

(8) Validity of this special resolution: approval for the Possible A Share Placing shall be valid for 12 months from the date of the Shareholders' approval; and

(9) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the Possible A Share Placing including but not limited to (i) handling the matters arising from the application for an approval of the CSRC for the Possible A Share Placing; (ii) confirming and implementing the proposal of the Possible A Share Placing in accordance with resolutions passed at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting, including but not limited to, engaging the intermediaries for the Possible A Share Placing, determining the number of the Placing A Shares to be issued, the issue price, the timetable, the mechanisms and the target subscribers of Possible A Share Placing; (iii) executing, making any amendments to, supplementing, submitting for approval or file and implementing any agreements and documents in relation to the Possible A Share Placing; (iv) adjusting the proposal of the Possible A Share Placing in the event of a change in the CSRC's requirements for placing of A shares; (v) handling the matters arising from the application for the listing of, and permission to deal in the Placing A Shares on the Shanghai Stock Exchange; (vi) increasing the registered capital of the Company and make necessary amendments to the articles of association of the Company as a result of the completion of the Possible A Share Placing and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) to the extent allowed by the applicable PRC laws and regulations, to do such other acts, take such steps which in their opinions may be necessary, desirable or expedient for the implementing and giving effect to the Possible A Share Placing.

2. **RESOLVED THAT** subject to the fulfillment of the conditions in respect of the issue of A Share Bond with Warrants as set out in the Announcement, the issue of the A Share Bonds with Warrants on the following structure and terms, be and is hereby considered and approved:

(1) Principal amount of the A Share Bonds: not more than RMB41.2 billion (approximately HK$44.36 billion) through the issue of not more than 412 million A Share Bonds. Each subscriber of each A Share Bond will be granted a certain number of Warrants at no costs. The actual amount of the issue of the A Share Bonds and the number of Warrants to be granted to the subscribers of each A Share Bond will be determined by the Board according to the prevailing market conditions at the time subject to the condition that the proceeds from the full conversion of the Warrants shall not be more than the principal amount of the issue of the Bonds;

(2) Denomination of the A Share Bonds: RMB100 (approximately HK$107.66) per A Share Bond;

(3) Target subscribers of the A Share Bonds: Institutional and public investors (except for those restricted by the laws and regulations of the PRC) that have A Shares stock trading accounts with the Shanghai Stock Exchange;

(4) Issue mechanisms of the A Share Bonds with Warrants: the A Share Bonds with Warrants will be offered in the PRC. All existing A Shareholders will be given priority to subscribe for the A Share Bonds with Warrants. The amount of A Share Bonds with Warrants reserved for existing A Shareholders will be determined by the Board. The amount reserved for existing A Shareholders will be disclosed in the listing document to be issued by the Company in the PRC in respect of the issue of the A Share Bonds with Warrants;

(5) Interest of the A Share Bonds: the interest of the A Share Bonds will be payable annually. The interest rate and the basis of determination will be determined by the Board according to the prevailing market conditions after consultation with the A Share Bonds with Warrants Lead Underwriter. The interest rate and the detailed basis of determination will be disclosed in the listing document to be issued by the Company in respect of the issue of the A Share Bonds with Warrants;

(6) Maturity of the A Share Bond: 6 years from the issue of the A Share Bonds;

(7) Redemption of the A Share Bonds at the option of the Company: the Company has the right to redeem the A Share Bonds within 5 trading days after the maturity of the A Share Bonds at the issue price plus interest payable;

(8) Redemption of the A Share Bonds at the option of the holders of the A Share Bonds: In the event that the use of proceeds of the issue of the A Share Bonds with Warrants is in violation of the policy, rules or regulations of the CSRC, the Company may be required by the CSRC to change such use of proceeds, upon occurrence of which the holder of each A Shares Convertible Bonds will have the rights at such holder's option, to require the Company to redeem the holder's A Share Bonds at the issue price plus an interest payable;

(9) Guarantee: the issue of the A Share Bonds with Warrants is not guaranteed;

(10) Term of the Warrants: The term (i.e. the holding period) of the Warrants is 12 months since the listing of the Warrants on the Shanghai Stock Exchange;

(11) Conversion period of the Warrants: the last 5 trading days of the holding period of the Warrants;

(12) Conversion ratio of the Warrants: two Warrants represent the conversation right to one A Share;

(13) Conversion Price of the Warrants: the conversion price of the Warrants representing the conversation right to one A Share granted under the issue of the A Share Bonds with Warrants will not be lower than (i) the average closing price of the A Shares over the 20 trading days immediately preceding the date on which the listing document in respect of the issue of the A Share Bonds with Warrants is issued; and (ii) the closing price of the A Shares on the trading day immediately preceding the date on which the listing documents in respect of the date on which the listing document in respect of the issue of the A Share Bonds with Warrants is issued. The conversion price of the Warrants will be determined by the Board subject to the lower limited as stated above according to the prevailing market conditions at the time after consultation with the A Share Bonds with Warrants Lead Underwriter(s);

(14) Adjustment principles: During the term of the Warrants, in the event that the trading of A Shares is on ex-right or ex-dividend basis, the conversion price, and the conversion ratio of the Warrants will be adjusted accordingly:

(1) When the trading of A Shares is on ex-rights basis, the conversion price and the conversion ratio of the Warrants will be adjusted according to the formula as follows:

New conversion price = original conversion price X (the reference price of the A Shares on the ex-right day/the closing price of the A Shares on the trading day before the ex-right day)

New conversion ratio = original conversion ratio X (the closing price of the A Shares on the trading day before the ex-right day/the reference price of the A Shares on the ex-right day)

(2) When the trading of A Shares is on ex-dividend basis, the conversation ratio of the Warrants will remain unchanged, and the conversion price will be adjusted according to the formula as follows:

New conversion price = original conversion price x (the reference price of A Shares on the ex-dividend day/the closing price of A Shares on the trading day before the ex-dividend day);

(15) Use of Proceeds of the Issue of the A Share Bonds with Warrants: the proceeds of the issue of the A Share Bonds with Warrants will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in mergers and acquisitions projects that are (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly

beneficial to the Group's expansion strategies and operation efficiencies; and (iii) permitted and approved by the relevant regulatory authorities;

(16) Validity of this special resolution: approval for the proposed issue of the A Share Bonds with Warrants shall be valid for 12 months from the date of the Shareholders' approval; and

(17) Authorisation to the Board: the Board and the respective lawful attorney of the Directors be authorized to take any action and execute any document as it thinks necessary and fit to effect and implement the issue of the A Share Bonds with Warrants including but not limited to (i) confirming and implementing the terms of the issue, the proposal of the issue and the timetable of the issue, to the extent permitted by the applicable PRC laws and regulations and the articles of association of the Company, in accordance with the requirements of the CSRC; (ii) adjusting the size of the issue and the proposal of the issue in accordance with the applicable PRC laws and regulations, the requirements of the CSRC and the prevailing market conditions in the event of a change in the requirements for the issue of A share bonds with warrants or change in market conditions;(iii) preparing, amending and submitting for approval, any document in relation to the application for an approval of the CSRC for issue in accordance the requirements of the CSRC; (iv) executing, making any amendments to, supplementing, submitting for approval or filing and implementing any agreements and documents in relation to the issue (including but not limited to the underwriting agreements and any agreement in relation to the project relating to the use of proceeds of the issue); (v) handling the matters arising from the application for the listing of, and permission to deal in the A Share Bonds and the Warrants on the Shanghai Stock Exchange; (vi) making necessary amendments to the articles of association of the Company when the conversion period of the Warrants starts and make necessary filings with the relevant administration authority of industry and commerce in this regard; and (vii) engaging the A Share Bonds with Warrants Underwriter(s) and other intermediaries and to handle any other matters in relation to the issue and the listing of the A Share Bonds with Warrants.

ORDINARY RESOLUTIONS

3. **NOTED THAT** the feasibility study report on the use of proceeds of the Possible A Share Placing and the issue of the A Share Bonds with Warrants was approved by the Board on 18 January, 2008. As set out in the feasibility study report, the proceeds of the Possible Share Placing and the issue of the A Share Bonds with Warrants will be used as capital of the Company to enhance the Company's overall financial efficiency and performance and/or as capital to invest in mergers and acquisitions projects that are: (i) compatible with the Group's core businesses in the insurance, banking and asset management sectors; (ii) significantly beneficial to the Group's expansion strategies and operation efficiencies and (iii) permitted and approved by the relevant regulatory authorities.

   RESOLVED THAT the feasibility study report on the use of proceeds of the Possible Share Placing and the issue of the A Share Bonds with Warrants is hereby considered, approved and confirmed."

4. "**RESOLVED THAT** subject to the completion of the Possible A Share Placing, the proposal that the existing shareholders and new shareholders pursuant to the Possible A Share Placing shall be entitled to receive any future distribution of the undistributed retained profits of the

Company accrued before the completion of the Possible A Share Placing be and is hereby considered and approved."

5. "**RESOLVED THAT** the report on the use of proceeds of the initial public offerings of A Shares of the Company be and is hereby considered, approved and confirmed."

6. "**RESOLVED THAT** the proposal on the connected transaction between the Company and the Bank of Communications. Co., Ltd. be and is hereby considered, approved and confirmed."

By order of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, 18 January, 2008

Notes:

(a) The Shareholders whose names appear on the register of members of the Company at the close of business on 1 February, 2008 are entitled to attend the EGM with their passports or other identity papers.

(b) The register of H Shareholders and the register of A Shareholders will be closed from 4 February 2008 to 5 March, 2008, both days inclusive, during which time no share transfer will be effected.

(c) Each Shareholder who has the right to attend and vote at the EGM is entitled to appoint one or more proxy(ies), whether such proxy(ies) is(are) shareholder(s) or not, to attend and vote on his/her/its/behalf at the EGM.

(d) A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll in respect of the Shares actually held.

(e) The instrument appointing a proxy must be in writing under the hand of the appointer or his/her attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the form of proxy must be delivered to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for the EGM or any adjournment thereof.

(f) Shareholders intending to attend the EGM should return the reply slip (which will be despatched to the Shareholders together with this notice) to the Secretarial Office to the Board of the Company on or before 4:00 p.m. on 12 February, 2008 by hand, post or fax. Failure to return the reply slip will not affect a Shareholder's right to attend the EGM or any adjournment thereof in person.

(g) Shareholders shall be responsible for their own travelling and accommodation expenses.

(h) Each of the resolutions 1 (1) to (9) and 2 (1) to (17) shall be voted as a separate resolution.

(i) As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA,LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年1月18日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　　證券代碼：601318　　　編號：臨2008-003

中國平安保險（集團）股份有限公司
第七屆董事會第十七次會議決議公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第七屆董事會第十七次會議通知已於2008年1月4日發出，會議於2008年1月18日在深圳市八卦三路平安大廈6樓董事會議廳召開，會議應出席董事19人，實到董事15人。董事鮑友德先生因公務原因未能出席，已書面委托董事鄺志強先生出席會議並行使表決權，董事賀培先生因公務原因未能出席，已書面委托董事長馬明哲先生出席會議並行使表決權，董事張鴻義先生和陳蘇先生因公務原因未能出席，已分別書面委托董事夏立平先生出席會議並行使表決權。本公司部分監事和高級管理人員列席了會議。會議符合《公司法》和本公司《章程》的規定。

會議由董事長馬明哲先生主持，與會董事經充分審議，以舉手表決方式逐項通過了如下議案：

一、審議通過了《關於審議公司與交通銀行關聯交易的議案》

具體內容請詳見公司關於與交通銀行存款類日常關聯交易的公告。

本議案將提交2008年第一次臨時股東大會審議，須經出席股東大會的有表決權的全體股東所持表決權的二分之一以上通過。

表決結果：贊成16票、反對0票、棄權0票（關聯董事賀培先生、王冬勝先生及伍成業先生就本議案回避表決）

二、審議通過了《關於公司向不特定對象公開發行A股股票方案的議案》

經核查，公司符合《中華人民共和國證券法》、《中華人民共和國公司法》、《上市公司證券發行管理辦法》關於向不特定對象公開發行A股股票（以下簡稱「增發A股」）的條件。為了適應金融業全面開放和保險業快速發展的需要，進一步增強公司實力，為業務高速發展提供資本支持，公司擬申請增發A股，具體方案如下：

1. 股票種類及每股面值

本次發行種類為人民幣普通股（A股），每股面值1.00元。

表決結果：贊成19票、反對0票、棄權0票

2. 發行數量

本次增發A股股票不超過120,000萬股，最終發行數量提請公司股東大會授權董事會在發行前根據市場情況與保薦人（主承銷商）協商確定。

表決結果：贊成19票、反對0票、棄權0票

3. 發行方式

本次增發A股採用網上、網下定價發行方式。公司本次增發A股股權登記日收市後登記在冊的A股股東享有一定比例的優先認購權。具體發行方式、優先認購比例，提請公司股東大會授權公司董事會與保薦人（主承銷商）根據市場情況協商確定。

表決結果：贊成19票、反對0票、棄權0票

4. 發行對象

在上海證券交易所開設人民幣普通股（A股）股東賬戶的機構投資者以及社會公眾投資者（國家法律法規禁止者除外）。

表決結果：贊成19票、反對0票、棄權0票

5. 本次增發股票的上市地

本次增發的A股股票擬申請在上海證券交易所上市。

表決結果：贊成19票、反對0票、棄權0票

6. 定價方式

本次增發A股發行價格不低於公告招股意向書前20個交易日公司A股股票均價或前1個交易日的A股股票均價。具體發行價格提請股東大會授權公司董事會與保薦人（主承銷商）協商確定。

表決結果：贊成19票、反對0票、棄權0票

7. 募集資金用途

本次募集資金淨額全部用於充實公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

表決結果：贊成19票、反對0票、棄權0票

8. 決議有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議以及2008年第一次外資股類別股東會議就本次增發A股方案的決議通過之日起12個月內有效。

表決結果：贊成19票、反對0票、棄權0票

9. 對董事會辦理本次增發A股具體事宜的授權

為保證本次增發A股有關事宜的順利進行，特提請公司股東大會授權公司董事會在本次增發A股決議有效期內全權處理本次增發A股的一切有關事宜，包括但不限於：

(1) 全權辦理本次增發A股申報事宜；

(2) 根據公司股東大會通過的本次增發A股方案，全權確定並組織實施本次增發A股的具體發行方案，包括但不限於聘任與本次增發A股有關的中介機構，確定具體的發行數量、發行價格、發行時間、發行方式、優先認購比例、發行對象等；

(3) 簽署、修改、補充、遞交、呈報、執行與本次增發A股有關的各項文件和協議；

(4) 如監管部門對上市公司增發股票有新的規定，可根據新規定對發行方案進行調整並繼續辦理本次增發事宜；

(5) 本次增發完成後新增股份申請在上海證券交易所上市事宜；

(6) 根據本次增發A股實施結果，修改公司章程相關條款並辦理工商變更登記；

(7) 在相關法律法規允許的情況下，全權辦理其他與本次增發A股有關的未盡事宜。

表決結果：贊成19票、反對0票、棄權0票

本議案尚須經公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議、2008年第一次外資股類別股東會議進行逐項表決，並報中國證券監督管理委員會核准後方可實施。

本議案提交公司2008年第一次臨時股東大會審議時，須經出席股東大會有表決權的全體股東所持表決權的三分之二以上通過。

本議案提交公司2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議審議時，須分別由出席類別股東會議有表決權的全體A股股東及全體H股股東所持表決權的三分之二以上通過。

三、審議通過了《關於本次增發A股前公司滾存未分配利潤處置的議案》

在本次增發A股完成後，新老股東將有權根據持股比例共享本次增發A股發行完成前本公司的滾存未分配利潤。

本議案將提交2008年第一次臨時股東大會審議，須經出席股東大會有表決權的全體股東所持表決權的二分之一以上通過。

表決結果：贊成19票、反對0票、棄權0票

四、審議通過了《關於公司發行認股權和債券分離交易的可轉換公司債券的議案》

經核查，公司符合《中華人民共和國公司法》、《中華人民共和國證券法》和《上市公司證券發行管理辦法》中關於發行分離交易可轉債的相關規定。為了實現公司的可持續發展，公司擬申請向社會公開發行認股權和債權分離交易的可轉換公司債券（以下簡稱「分離交易可轉債」）。本次分離交易可轉債發行方案具體內容如下：

1. 發行規模

本次擬發行分離交易可轉債不超過人民幣412億元，發行不超過41,200萬張債券，同時每張債券的認購人可以無償獲得公司派發的一定比例的認股權證。提請股東大會授權董事會根據市場情況並以所附認股權證全部行權後募集的資金總量不超過擬發行公司債券金額為限定條件，確定具體發行規模及認股權證的派發比例。

表決結果：贊成19票、反對0票、棄權0票

2. 發行價格

本次分離交易可轉債按面值發行，每張面值人民幣100元。債券所附認股權證按比例向債券的認購人派發。

表決結果：贊成19票、反對0票、棄權0票

3. 發行對象

發行對象為在上海證券交易所開立人民幣普通股(A股)股東賬戶的機構投資者以及社會公眾投資者(國家法律法規禁止者除外)。

表決結果:贊成19票、反對0票、棄權0票

4. 發行方式

本次分離交易可轉債在中國境內公開發行,公司原A股股東享有一定比例的優先認購權,具體發行方式、優先認購比例提請股東大會授權董事會根據市場情況確定,並在本次分離交易可轉債的《募集說明書》中予以披露。

表決結果:贊成19票、反對0票、棄權0票

5. 債券利率

本次發行的分離交易可轉債的利率水平及利率確定方式,提請股東大會授權董事會根據市場情況與保薦人(主承銷商)協商確定,並在本次發行分離交易可轉債的《募集說明書》中予以披露。

表決結果:贊成19票、反對0票、棄權0票

6. 債券期限

自本次分離交易可轉債發行之日起6年。

表決結果:贊成19票、反對0票、棄權0票

7. 還本付息的期限和方式

本次發行的分離交易可轉債自發行之日起每年付息一次;在本次發行的債券到期日之後的5個交易日內,公司將按債券面值加上當期應計利息償還所有到期的債券。

表決結果:贊成19票、反對0票、棄權0票

8. 債券回售條款

本次擬發行的分離交易可轉債募集資金若出現中國證監會相關規定認定的改變募集資金用途情況的，債券持有人擁有一次以面值加上當期應計利息的價格向公司回售債券的權利。

表決結果：贊成19票、反對0票、棄權0票

9. 擔保條款

本次發行的分離交易可轉債不提供擔保。

表決結果：贊成19票、反對0票、棄權0票

10. 認股權證的存續期

自認股權證上市之日起12個月。

表決結果：贊成19票、反對0票、棄權0票

11. 認股權證的行權期

認股權證持有人有權在權證存續期最後5個交易日內行權。

表決結果：贊成19票、反對0票、棄權0票

12. 認股權證的行權比例

本次發行所附認股權證行權比例為2:1，即每2份認股權證代表1股公司發行之A股股票的認購權利。

表決結果：贊成19票、反對0票、棄權0票

13. 認股權證的行權價格

代表認購1股公司發行的A股股票權利的認股權證的行權價格不低於本次發行分離交易可轉債《募集説明書》公告前20個交易日公司A股股票均價和前1個交易日公司A股股票的均價。具體行權價格及確定方式提請股東大會授權董事會在上述範圍內根據市場狀況與保薦人(主承銷商)協商確定。

表決結果:贊成19票、反對0票、棄權0票

14. 認股權證行權價格及行權比例的調整

在認股權證存續期內,若公司A股股票除權、除息,將對本次權證的行權價格、行權比例作相應調整:

(1) 當公司A股股票除權時,認股權證的行權價格、行權比例將按以下公式調整:

新行權價格=原行權價格×(公司A股股票除權日參考價/除權前一日公司A股股票收盤價)

新行權比例=原行權比例×(除權前一日公司A股股票收盤價/公司A股股票除權日參考價)

(2) 當公司A股股票除息時,認購權證的行權比例保持不變,行權價格按下列公式調整:

新行權價格=原行權價格×(公司A股股票除息日參考價/除息前一日公司A股股票收盤價)

表決結果:贊成19票、反對0票、棄權0票

15. 本次發行募集資金用途

本次發行分離交易可轉債募集資金不超過412億元，所附認股權證由於持有人行權所募集的資金不超過債券融資規模，發行可轉債募集資金淨額將全部用於補充公司營運資金以及／或有關監管部門批准的投資項目；認股權證行權募集資金淨額將全部用於補充公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

表決結果：贊成19票、反對0票、棄權0票

16. 本次決議的有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議就本次分離交易可轉債發行方案的決議通過之日起12個月內有效。

表決結果：贊成19票、反對0票、棄權0票

17. 提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜

提請股東大會授權董事會在本次發行分離交易可轉債決議有效期內辦理本次發行相關事宜，包括但不限於：

(1) 在法律、法規及其他規範性文件和《公司章程》允許的範圍內，按照監管部門的要求，並結合公司的實際情況，在發行前明確具體的發行條款及發行方案，制定和實施本次分離交易可轉債的最終方案，決定本次發行時機；

(2) 如發行前國家對分離交易可轉債有新的規定、證券監管部門有新的要求以及市場情況發生變化，授權董事會根據國家規定以及證券監管部門的要求和市場情況對發行方案進行調整；

(3) 根據證券監管部門的要求製作、修改、報送有關本次發行的申報材料；

(4) 修改、補充、簽署、遞交、呈報、執行本次發行過程中發生的一切協議、合同和文件；

(5) 辦理本次發行的分離交易可轉債中的公司債券和認股權證上市交易事宜；

(6) 在進入權證行權期後，根據實際行權情況，對《公司章程》相關條款進行修訂，辦理工商備案、註冊資本變更登記等事宜；

(7) 聘請保薦人(主承銷商)等中介機構以及辦理與本次分離交易可轉債發行及上市有關的其他事宜。

表決結果：贊成19票、反對0票、棄權0票

本議案尚須經公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議、2008年第一次外資股類別股東會議進行逐項表決，並報中國證券監督管理委員會核准後方可實施。

本議案提交公司2008年第一次臨時股東大會審議時，須經出席股東大會的有表決權的全體股東所持表決權的三分之二以上通過。

本議案提交公司2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議審議時，須分別由出席類別股東會議的有表決權的全體A股股東及全體H股股東所持表決權的三分之二以上通過。

五、審議通過了《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》

本次增發A股募集資金淨額全部用於補充公司資本金以及／或有關監管部門批准的投資項目。

本次發行的分離交易可轉債募集資金淨額全部用於補充公司營運資金以及／或有關監管部門批准的投資項目；認股權證行權募集資金淨額全部用於補充公司資本金以及／或有關監管部門批准的投資項目。

本議案將提交2008年第一次臨時股東大會審議，須經出席股東大會的有表決權的全體股東所持表決權的二分之一以上通過。

表決結果：贊成19票、反對0票、棄權0票

六、審議通過了《關於審議前次募集資金使用情況報告的議案》

具體內容請詳見公司前次募集資金使用情況報告的公告。

本議案須提交2008年第一次臨時股東大會審議，須經出席股東大會有表決權的全體股東所持表決權的二分之一以上通過。

表決結果：贊成19票、反對0票、棄權0票

七、審議通過了《關於提請召開公司2008年第一次臨時股東大會的議案》

公司擬定於2008年3月5日召開2008年第一次臨時股東大會。具體議案內容請詳見另行公布的公司2008年第一次臨時股東大會資料。

表決結果：贊成19票、反對0票、棄權0票

八、審議通過了《關於提請召開公司2008年第一次內資股類別股東會議的議案》

公司擬定於2008年3月5日召開2008年第一次內資股類別股東會議。具體議案內容請詳見另行公布的公司2008年第一次內資股類別股東會議資料。

表決結果：贊成19票、反對0票、棄權0票

九、審議通過了《關於提請召開公司2008年第一次外資股類別股東會議的議案》

公司擬定於2008年3月5日召開2008年第一次外資股類別股東會議。具體議案內容請詳見另行公布的公司2008年第一次外資股類別股東會議資料。

表決結果：贊成19票、反對0票、棄權0票

十、審議通過了《關於授權審批通函的議案》

根據香港聯交所及公司章程的有關規定，公司需就召開2008年第一次臨時股東大會及2008年第一次外資股類別股東會議審議本次增發A股和發行分離交易可轉債事宜，向H股股東發出通函。董事會同意就前述事項授權董事會秘書孫建一先生及公司聯席秘書姚軍先生根據上海證券交易所和香港聯交所的意見對公告和通函內容進行相應修改後發布。

表決結果：贊成19票、反對0票、棄權0票

十一、審議通過了《關於授權執行董事辦理本次增發A股和發行分離交易可轉債有關事宜的議案》

在公司董事會獲得臨時股東大會及類別股東大會關於辦理本次增發A股和發行分離交易可轉債的具體事宜的授權後，為保證本次增發A股和發行分離交易可轉債的順利進行，董事會特將上述授權轉授予執行董事。

表決結果：贊成19票、反對0票、棄權0票

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年1月18日

RECEIVED
2008 MAY 19 A 9:
FICE OF INTERNATIC
CORPORATE FINAN

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年1月18日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　證券代碼：601318　　編號：臨 2008-004

中國平安保險（集團）股份有限公司
關於與交通銀行存款類日常關聯交易的公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

一、關聯交易概述

本公司及其附屬公司（以下簡稱「本集團」）在日常業務過程中，按照一般商務條款與交通銀行股份有限公司（以下簡稱「交通銀行」）存在存款類日常交易。

由於本公司非執行董事王冬勝先生同時擔任交通銀行董事，根據《上海證券交易所股票上市規則》（以下簡稱「上市規則」）第10.1.3條的規定，交通銀行為本公司的關聯法人。因此，本集團與交通銀行之間的存款類日常交易構成了日常關聯交易。

經本公司第七屆董事會第十七次會議審議，通過了《關於審議公司與交通銀行關聯交易的議案》，同意本集團於2008年至2010年期間的任意一天在交通銀行的存款餘額上限不超過人民幣390億元。關聯董事賀培先生、王冬勝先生及伍成業先生就本次日常關聯交易回避表決。獨立董事對本次日常關聯交易發表了獨立意見，認為程序合法合規，符合本公司及股東的整體利益。

本次日常關聯交易尚須提交2008年第一次臨時股東大會審議，須經出席股東大會的有表決權的全體股東所持表決權的二分之一以上通過。

二、關聯方介紹

關聯法人：　交通銀行股份有限公司

法定代表人：　蔣超良

註冊地址：　上海浦東新區銀城中路188號

成立日期：　1987年3月20日

經營範圍：　吸收公眾存款；發送短期、中期和長期貸款；辦理國內外結算；辦理票據承兑與貼現；發行金融債券；代理發行、代理兑付、承銷政府債券；買賣政府債券、金融債券；從事同業拆借；買賣、代理買賣外匯；從事銀行卡業務；提供信用證服務及擔保；代理收付款項及代理保險業務；提供保管箱服務；經國務院銀行業監督管理機構批准的其他業務。

成立日期：　1987年3月20日

經營範圍：　吸收公眾存款；發送短期、中期和長期貸款；辦理國內外結算；辦理票據承兑與貼現；發行金融債券；代理發行、代理兑付、承銷政府債券；買賣政府債券、金融債券；從事同業拆借；買賣、代理買賣外匯；從事銀行卡業務；提供信用證服務及擔保；代理收付款項及代理保險業務；提供保管箱服務；經國務院銀行業監督管理機構批准的其他業務。

本次日常關聯交易的金額達到本公司最近一期經審計淨資產的5%以上。

三、關聯交易標的基本情況、主要內容和定價政策

本次日常關聯交易屬於本集團日常業務過程中按一般商業條款進行，具體交易條款系根據存款性質、存款金額及期限、市場狀況及適用行業慣例按公平原則協商訂立。綜合考慮本集團目前與交通銀行的業務合作情況以及本集團未來三年的資金安排，本公司預計本集團於2008年至2010年期間的任意一天在交通銀行的存款餘額上限不超過人民幣390億元。

四、進行關聯交易的目的以及本次關聯交易對上市公司的影響情況

由於存款類交易屬於本集團的日常交易，因此，在遵守上市規則審批及披露程序的前提下，本公司董事會認為，與交通銀行存款類日常關聯交易的此項安排符合本集團的整體利益，也有利於提高本集團與交通銀行進行存款類日常關聯交易的決策和執行效率。

五、獨立非執行董事的意見

根據上海證券交易所上市規則的相關規定，本公司獨立非執行董事現就本次日常關聯交易發表獨立意見如下：

1. 本公司董事會以16票贊成、0票反對、0票棄權審議通過了《關於審議公司與交通銀行關聯交易的議案》，關聯董事回避表決，決策程序合法合規；

2. 本次日常關聯交易屬於本集團日常業務過程中按一般商業條款進行，具體交易條款系根據存款性質、存款金額及期限、市場狀況及適用行業慣例按公平原則協商訂立，體現了公允、公平、公正的原則，不存在損害本公司及股東利益的情形；

3. 本次日常關聯交易預計額度上限合理，有助於本公司日常經營業務的正常開展和長遠發展，符合本公司及公司股東的整體利益。

六、備查文件目錄

1. 公司第七屆董事會第十七次會議決議

2. 獨立非執行董事關於在交通銀行存款類日常關聯交易的意見

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年1月18日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年1月18日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　證券代碼：601318　　編號：臨 2008-005

中國平安保險（集團）股份有限公司
前次募集資金使用情況報告的公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

一、前次資金募集情況

經中國證券監督管理委員會證監發行字[2007]29號文批准，本公司2007年2月首次公開發行A股1,150,000,000股，收到股東認繳股款人民幣38,870,000,000元，發生的相關發行費用人民幣648,075,640元，扣除發行費用後募集資金金額為人民幣38,221,924,360元（以下簡稱「募集資金」）。經安永華明會計師事務所出具的安永華明（2007）驗字第60468101-01號驗資報告驗證，該筆資金已於2007年2月15日匯入本公司在深圳平安銀行開立的募集資金專戶。截至2007年6月30日，本公司註冊資本變更尚處於監管機構審批過程中，募集資金全部存放於本公司在深圳平安銀行開立的募集資金專戶。

2007年10月26日，本公司獲得中國保險監督管理委員會《關於中國平安保險（集團）股份有限公司變更註冊資本及修改公司章程的批復》批准，並於2007年11月13日取得國家工商行政管理總局換發的《企業法人營業執照》，註冊資本變更為人民幣7,345,053,334元（上述募集資金人民幣38,221,924,360元中，人民幣1,150,000,000元計入實收資本，其餘人民幣37,071,924,360元計入資本公積）。

二、前次募集資金實際投資項目變更情況

前次募集資金實際投資項目無變更情況。

三、前次募集資金實際使用情況

根據本公司首次公開發行股票（A股）招股説明書披露的A股募集資金運用方案，「本次A股發行募集資金扣除發行費用後，將用於充實本公司資本金以及／或有關監管部門批准其他用途。」

截至2007年6月30日，本次募集資金到位後，已全部用於充實本公司資本金，本公司於2007年6月30日的實收資本為人民幣7,345,053,334元。充實資本金後，本公司各項業務保持快速穩定發展，2007年6月30日，本公司合併淨資產較上年末增長106.35%，2007年1~6月合併淨利潤較去年同期增長104.4%。

前次募集資金使用情況對照表

截至2007年6月30日止

單位：元

募集資金總額：38,221,924,360
變更用途的募集資金總額：0
變更用途的募集資金總額比例：0%

已累計使用募集資金總額：38,221,924,360
各年度使用募集資金總額：
2007年：38,221,924,360

投資項目		募集資金投資總額		截止日募集資金累計投資額		項目達到
承諾投資項目	實際投資項目	募集前承諾投資金額	實際投資金額	募集前承諾投資金額	實際投資金額	預定可使用狀態日期
充實資本金以及／或有關監管部門批准其他用途	充實資本金	38,221,924,360	38,221,924,360	38,221,924,360	38,221,924,360	不適用

前次募集資金投資項目實現效益情況對照表

單位：元

實際投資項目	承諾效益	最近三年實際效益	截止日累計實現效益	是否達到預期效益
充實資本金	不適用	不適用	不適用	不適用

四、前次募集資金實際使用情況與公司定期報告披露的有關內容的比較

本公司在2007年中期報告董事會報告中披露前次募集資金實際使用情況如下：「本公司2007年2月首次公開發行A股，募集資金淨額達人民幣382.22億元。截至2007年6月30日止，本公司註冊資本變更尚處於監管機構審批過程中，募集資金全部存放於本公司在深圳平安銀行開立的募集資金專戶。」

本公司的前次募集資金實際使用情況與披露內容不存在差異。

五、結論

董事會認為，本公司按前次A股招股說明書承諾的A股募集資金運用方案以前次募集資金充實了本公司資本金，有效使用了募集資金。本公司對前次募集資金的投向和進展情況均如實履行了披露義務。

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年1月18日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Announcement

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). As the Chinese securities market continued to boom in 2007 with active market transactions, Ping An Securities Company, Ltd., a subsidiary of the Company, recorded a significant increase in revenue income, and its unaudited net profit for the year 2007 was RMB 1.487 billion, an increase of 147% as compared to that of the previous year, with the unaudited net profit of the previous year being RMB 602 million (retrospective adjustments have been made in respect of the financial information for the corresponding period of the previous year under the new accounting principles).

Shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules. As the Chinese securities market continued to boom in 2007 with active market transactions, Ping An Securities Company, Ltd., a subsidiary of the Company, recorded a significant increase in revenue income, and its unaudited net profit for the year 2007 was RMB 1.487 billion, an increase of 147% as compared to that of the previous year, with the unaudited net profit of the previous year being RMB 602 million (retrospective adjustments have been made in respect of the financial information for the corresponding period of the previous year under the new accounting principles). The Company will issue the following announcement in designated newspapers in the People's Republic of China on 18 January 2008:

****

Ping An Insurance (Group) Company of China, Ltd.
Indicative Announcement in Relation to the Improvement of Results of Ping An Securities Company, Ltd.

Special Notice:

Ping An Insurance (Group) Company of China, Ltd. (hereinafter referred to as the "Company") and all the members of the board of directors confirm the truthfulness, accuracy and completeness of the contents of this announcement, and jointly accept responsibility for any false representations, misleading statements or material omissions contained herein.

Pursuant to the requirements of the Notice in Relation to the Disclosure of Unaudited Financial Statements of 2007 by Securities Companies, Financial Companies and Trust Investment Companies of Zhong Hui Jiao Fa 2007 No. 334, the unaudited financial statements for 2007 (including balance sheet, net capital calculation sheet and income statement) of Ping An Securities Company, Ltd. (hereinafter referred to as "Ping An Securities"), a subsidiary of the Company, will be disclosed on the website of China Money (www.chinamoney.com.cn) before 20 January 2008.

As the Chinese securities market continued to boom in 2007 with active market transactions, Ping An Securities recorded a significant increase in revenue income, and its unaudited net profit for the year 2007 was RMB 1.487 billion, an increase of 147% as compared to that of the previous year, with the unaudited net profit of the previous year being RMB 602 million (retrospective adjustments have been made in respect of the financial information for the corresponding period of the previous year under the new accounting principles).

Investors should note that the Company is a financial holding group, of which Ping An Securities is only a subsidiary, and the above announcement in relation to the increase of the net profit of Ping An Securities does not necessarily indicate the proportionate increase of the net profit of the Company and its other subsidiaries (based on the 2007 interim report of the Company issued on 16 August 2007, the interim net profit attributable to securities business of the Company accounts for only 8.1% of the interim consolidated net profit of the Company).

The Board of Directors of Ping An Insurance (Group) Company of China, Ltd.
18 January 2008

Annual Report on Net Capital Supervision of Ping An Securities 2007

Reporting Company:Ping An Securities Company, Ltd. Unit: RMB

Items	No.	Balances at beginning of the period	Balances at end of the period	Deduction rate	Balances at beginning of the period	Balances at end of the period
Net assets	1	2,049,491,468.57	3,699,923,576.27		2,049,491,468.57	3,699,923,576.27
Less: adjustments in respect of the risks of financial assets	2	1,320,857,821.42	2,508,196,340.36		68,957,419.77	107,013,920.37
1. Shares	3	322,946,198.81	429,263,784.02		46,743,718.76	85,852,756.80
Shanghai 180 Index,Shenzhen 100 Index, Shanghai and Shenzhen 300 Index Component Shares	4	178,161,837.54	0.00	10%	17,816,183.75	0.00
Ordinary listed shares	5	586,744.95	0.00	15%	88,011.74	0.00
Unlisted shares	6	144,197,616.32	429,263,784.02	20%	28,839,523.26	85,852,756.80
Restricted shares	7	0.00	0.00	20%	0.00	0.00
Shares held the market value of which exceeds 5% of the total market value of such shares	8	0.00	0.00	40%	0.00	0.00
ST shares	9	0.00	0.00	50%	0.00	0.00
*ST shares	10	0.00	0.00	60%		0.00
Delisted shares that are tradable at share registrars	11	0.00	0.00	80%	0.00	0.00
Delisted shares that are not tradable at share registrars	12	0.00	0.00	100%	0.00	0.00
2. Monetary market funds	13	0.00	0.00	1%	0.00	0.00
3. Short-term commercial papers	14	583,043,396.39	2,017,459,250.00	1%	5,830,433.96	20,174,592.50
4. Government bonds	15	0.00	0.00	1%	0.00	0.00
5. Central bank notes	16	0.00	0.00	1%	0.00	0.00
6. Special financial bonds	17	55,789,847.16	52,177,356.34	1%	557,898.47	521,773.56
7. Securities investment funds (excluding monetary market funds)	18	22,666,585.08	0.00	2%	453,331.70	0.00
8. Convertible bonds	19	0.00	0.00	5%	0.00	0.00
9. Corporate bonds(including company bonds)	20	307,440,737.40	9,295,950.00	5%	15,372,036.87	464,797.50
10. Trust products investments	21	0.00	0.00	80%	0.00	0.00
11. Other financial product investments	22	28,971,056.58	0.00		0.00	0.00
Less: adjustments in respect of the risks of derivative financial assets	23	0.00	407,530.33		0.00	81,506.07
1. Warrants investment	24		407,530.33	20%	0.00	81,506.07
2. Stock index and futures investment	25		0.00		0.00	0.00
3. Other derivative financial assets	26	0.00	0.00		0.00	0.00
Less: adjustments in respect of the risks of other financial assets	27	562,924,979.55	1,441,783,012.05		197,591,017.29	234,651,732.87
Placements with banks and other financial institutions (within the term of contract)	28	0.00	0.00	0%	0.00	0.00
Funds raised	29	0.00	0.00	5%	0.00	0.00
Realized securities	30	0.00	0.00	5%	0.00	0.00
Financial assets purchased under agreements to resell (unexpired)	31	0.00	261,738,398.69	0%	0.00	0.00
Interest receivables	32	2,188,759.03	449,688.34	0%	0.00	0.00
Deposits with stock and futures exchanges	33	309,770,201.45	844,428,645.98		25,947,660.00	68,727,500.00
of which 1. Trading deposits	34	50,293,601.45	157,153,645.98	0%	0.00	0.00
2. Performance deposits	35	259,476,600.00	687,275,000.00	10%	25,947,660.00	68,727,500.00
3 Other deposits with stock and futures exchanges	36	0.00	0.00	0%	0.00	0.00
Long-term equity investments excluding investment in equity of listed companies	37	25,405,419.12	93,961,468.46		2,540,541.91	9,396,146.85
of which: 1.investment in equity of securities companies	38	0.00	0.00	10%	0.00	0.00
2. investment in equity of fund management companies	39	0.00	0.00	10%	0.00	0.00
3. investment in equity of futures companies	40	25,405,419.12	93,961,468.46	10%	2,540,541.91	9,396,146.85
4 other equity investments	41	0.00	0.00	100%	0.00	0.00
Investment properties	42	10,663,982.83	10,457,702.86	50%	5,331,991.42	5,228,851.43
Fixed assets	43	66,520,120.39	105,529,617.78		47,628,576.28	82,660,837.39
of which 1. Properties with clear ownership	44	30,598,830.17	30,789,546.52	50%	15,299,415.09	15,394,773.26
2. Other fixed assets	45	35,921,290.22	74,740,071.26	90%	32,329,161.20	67,266,064.13
Intangible assets	46	26,323,603.00	25,680,195.06		16,346,080.27	18,426,364.35
of which: 1. membership fees	47	19,955,045.46	14,507,661.42	50%	9,977,522.73	7,253,830.71
2. Other intangible assets	48	6,368,557.54	11,172,533.64	100%	6,368,557.54	11,172,533.64
Good will	49	0.00	0.00	100%	0.00	0.00
Deferred tax assets	50	5,092,165.00	20,298,104.61	100%	5,092,165.00	20,298,104.61
Dividend receivables	51	0.00	0.00	0%	0.00	0.00
Amounts due from clients of commercial papers	52	0.00	0.00	100%	0.00	0.00
Amounts receivables	53	112,687,254.98	68,942,607.41		81,425,816.76	19,617,345.38
of which: 1. aged over one year (including one year)	54	34,734,931.36	53,914,968.92	10%	3,473,493.14	5,391,496.89
2. aged between one to two years (including two years)	55	0.00	1,603,580.00	50%	0.00	801,790.00
3. aged over two years	56	0.00	0.00	100%	0.00	0.00
4. Amounts due from shareholders and their connected companies	57	77,952,323.62	13,424,058.49	100%	77,952,323.62	13,424,058.49
Securities underwriting brokerage	58	0.00	0.00	0%	0.00	0.00
Bonds redemption brokerage	59	0.00	0.00	0%	0.00	0.00
Underwriting fees brought forward	60	0.00	0.00	100%	0.00	0.00
Debt assets	61	0.00	0.00	100%	0.00	0.00
Long-term deferred expense	62	9,004,711.90	9,242,612.78	100%	9,004,711.90	9,242,612.78
Others	63	4,273,473.75	1,053,970.08	100%	4,273,473.75	1,053,970.08
Less: self-owned capital in collective asset programs	64	0.00	0.00		0.00	0.00
Less: adjustments in respect of the risks of contingent liabilities	65	0.00	0.00		0.00	0.00
of which: 1. external guarantees(excluding counter-guarantee provided by the Company for itself)	66	0.00	0.00	100%	0.00	0.00
2. Other contingent liabilities	67	0.00	0.00		0.00	0.00
Less: other adjustment items recognized by the CSRC	68	0.00	0.00		0.00	0.00
of which: 1. unrealizable assets including assets the ownership of which is restricted (such as being frozen)	69	0.00	0.00	100%	0.00	0.00
2. Other items	70	0.00	0.00		0.00	0.00
Add: other items as approved by the CSRC	71	0.00	0.00		0.00	0.00
of which: 1. Subordinated debts	72	0.00	0.00		0.00	0.00
	73					
Net capital amount	74				1,782,943,031.52	3,358,176,416.96

Ping An Securities Company, Ltd.
Income Statement
Year 2007

Reporting Entity: Company=999999
(including all of its controlled entities) RMB exchange rate: 1.000 HK$ exchange rate: 0.93638 US$ exchange rate: 7.3046 Unit: Yuan

	RMB equivalent		RMB		HK$		US$	
No. Code Category	Previous year	Current year	Previous year	Current year	Previous year	Current year	Previous year	Current year
I. Operating Income	1,265,984,477.82	3,184,520,164.41	1,248,884,043.38	3,142,916,190.36	11,836,656.90	31,187,413.74	667,012.48	1,697,656.76
20 Handling charges and commission income, net	439,906,765.66	1,666,647,930.74	430,439,534.37	1,632,351,243.52	7,903,236.00	26,673,272.85	195,562.28	1,275,958.71
30 of which: Net operating income from securities trading agency services	320,196,298.66	1,386,474,440.90	310,729,067.37	1,352,177,753.68	7,903,236.00	26,673,272.85	195,562.28	1,275,958.71
40 Net operating income from securities underwriting business	119,710,467.00	279,966,143.42	119,710,467.00	279,966,143.42	0.00	0.00	0.00	0.00
50 Net operating income from trusted client asset management business	0.00	207,346.42	0.00	207,346.42	0.00	0.00	0.00	0.00
60 Net interest income	36,206,038.01	102,228,137.76	30,916,227.71	95,409,909.63	3,863,081.40	4,092,621.89	180,399.85	408,780.61
70 Investment gains/(losses)	260,400,967.00	1,002,277,414.09	258,405,844.15	1,002,277,414.09	0.00	0.00	255,500.00	0.00
80 of which: Gains attributable to investment in associates and joint ventures	840,506.50	798,801.74	840,506.50	798,801.74	0.00	0.00	0.00	0.00
90 Gains/(losses) attributable to changes in fair value	76,447,537.29	147,011,625.19	76,447,537.29	147,011,625.19	0.00	0.00	0.00	0.00
100 Exchange gains/(losses)	(2,194,540.21)	(4,477,587.13)	(2,520,221.29)	(4,477,587.13)	55,029.50	0.00	34,627.35	0.00
110 Other operating income	455,217,710.07	270,832,643.75	455,195,121.14	270,343,585.06	15,310.00	421,519.00	923.00	12,917.44
II. Operating expenses	541,966,510.31	1,299,471,529.21	539,355,588.82	1,295,858,421.13	1,931,339.08	2,921,967.82	85,873.84	120,066.24
130 Business tax and surcharges	64,312,837.36	159,157,432.50	64,312,837.36	159,157,432.50	0.00	0.00	0.00	0.00
140 General and administrative expenses	475,446,190.94	1,137,040,484.80	472,835,269.45	1,133,427,376.72	1,931,339.08	2,921,967.82	85,873.84	120,066.24
150 Asset depreciation losses	2,207,482.01	3,079,975.84	2,207,482.01	3,079,975.84	0.00	0.00	0.00	0.00
160 Other operating cost	0.00	193,636.07	0.00	193,636.07	0.00	0.00	0.00	0.00
III. Operating profit	724,017,967.51	1,885,048,635.19	709,528,454.56	1,847,057,769.23	9,905,317.82	28,265,445.92	581,138.64	1,577,590.52
180 Add: Non-operating income	8,571,538.01	740,191.69	8,495,040.82	598,166.87	17,915.27	51.35	7,491.42	19,436.62
190 Less: Non-operating expenses	4,843,760.50	2,950,340.09	4,816,751.68	2,866,711.40	685.61	87,064.21	3,370.60	287.97
IV. Profit before tax	727,745,745.02	1,882,838,486.79	713,206,743.70	1,844,789,224.70	9,922,547.48	28,178,433.06	585,259.46	1,596,739.17
210 Less: income tax expenses	125,484,705.75	395,395,832.45	125,484,705.75	395,395,832.45	0.00	0.00	0.00	0.00
V. Net profit	602,261,039.27	1,487,442,654.34	587,722,037.95	1,449,393,392.25	9,922,547.48	28,178,433.06	585,259.46	1,596,739.17
VI. Earnings per share								
240 (1) Basic earnings per share	0.33	0.83						
250 (2) Diluted earnings per share								

Ping An Securities Company, Ltd.
Liabilities Statement
31/12/2007

Reporting Entity: Company=999999
(including all of its controlled entities)   RMB exchange rate: 1.000   HK$ exchange rate: 0.93638   US$ exchange rate: 7.3046   Unit: Yuan

	RMB equivalent		RMB		HK$		US$	
No. Code Category	Beginning of the year	End of the period	Beginning of the year	End of the period	Beginning of the year	End of the period	Beginning of the year	End of the period
Liabilities								
10 Short term loans	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
20 of which: pledged loans	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30 Placements from banks and other financial institutions	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
40 Held-for-trading financial assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
50 Derivative financial liabilites	88,319,000.00	99,104,000.00	88,319,000.00	99,104,000.00	0.00	0.00	0.00	0.00
60 Financial assets sold under agreements to repurchase	440,772,560.23	0.00	440,772,560.23	0.00	0.00	0.00	0.00	0.00
70 Customer brokerage deposits	5,913,366,309.88	18,644,773,235.09	5,641,509,927.59	18,274,804,167.14	214,223,484.70	274,741,811.24	7,252,484.27	15,429,500.69
80 Underwriting proceeds payables	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90 Staff remuneration payable	203,845,143.22	434,662,221.58	203,845,143.22	434,662,221.58	0.00	0.00	0.00	0.00
100 Taxes payable	118,508,086.48	102,400,050.35	118,508,086.48	102,400,050.35	0.00	0.00	0.00	0.00
110 Interest payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
120 Estimated liabilities	1,546,712.24	0.00	1,546,712.24	0.00	0.00	0.00	0.00	0.00
130 Long-term borrowings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
140 Bonds payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
150 Currency translation	0.00	0.00	(4,641,701.21)	2,164,468.54	1,070,063.42	(4,576,917.28)	456,752.16	290,401.29
160 Deferred tax liabilities	11,181,901.63	76,479,237.73	11,181,901.63	76,479,237.73	0.00	0.00	0.00	0.00
170 Other liabilities	92,290,532.53	370,474,011.90	91,958,246.74	370,104,852.22	94,625.69	64,947.68	30,378.45	42,212.30
180 Total liabilities	6,869,830,246.21	19,727,892,756.64	6,592,999,876.92	19,359,718,997.56	215,388,173.81	270,229,841.64	7,739,614.88	15,762,114.28
Equity:								
190 Paid-up capital	1,800,000,000.00	1,800,000,000.00	1,741,434,750.00	1,745,215,500.00	0.00	0.00	7,500,000.00	7,500,000.00
200 Capital reserves	0.00	165,309,727.99	0.00	165,309,727.99	0.00	0.00	0.00	0.00
210 of which: the impact of changes in the fair value of AFS assets	0.00	165,309,727.99	0.00	165,309,727.99	0.00	0.00	0.00	0.00
220 Less: treasury shares	0.00		0.00		0.00		0.00	
230 Surplus reserves	24,941,394.00	171,442,907.03	24,941,394.00	171,442,907.03	0.00	0.00	0.00	0.00
240 General risk provision	24,941,394.00	173,685,659.43	24,941,394.00	173,685,659.43	0.00	0.00	0.00	0.00
245 Trading risk provision	0.00	148,744,265.43	0.00	148,744,265.43	0.00	0.00	0.00	0.00
250 Profit for the year	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
260 Unallocated profit	199,608,680.57	1,240,741,016.39	185,069,679.25	1,202,691,754.30	9,922,547.48	28,178,433.06	585,259.46	1,596,739.17
270 Foreign currency translation differences	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
280 Equity attributable to equity holders of the parent	2,049,491,468.57	3,699,923,576.27	1,976,387,217.25	3,607,089,814.18	9,922,547.48	28,178,433.06	8,085,259.46	9,096,739.17
290 Minority interests		0.00		0.00		0.00		0.00
300 Total equity	2,049,491,468.57	3,699,923,576.27	1,976,387,217.25	3,607,089,814.18	9,922,547.48	28,178,433.06	8,085,259.46	9,096,739.17
310 Total equity and liabilities	8,919,321,714.78	23,427,816,332.91	8,569,387,094.17	22,966,808,811.74	225,310,721.29	298,408,274.70	15,824,874.34	24,858,853.45
Supplemental information:								
300 Capital under management	0.00	921,825,828.00	0.00	921,825,828.00	0.00	0.00	0.00	0.00
330 Amounts payable	0.00	323,542.90	0.00	323,542.90	0.00	0.00	0.00	0.00

Ping An Securities Company, Ltd.
Assets Statement
31/12/2007

Reporting Entity: Company=999999
(including all of its controlled entities) RMB exchange rate: 1.000 HK$ exchange rate: 0.93638 US$ exchange rate: 7.3046 Unit: Yuan

	RMB equivalent		RMB		HK$		US$	
No. Code Category	Beginning of the year	End of the period	Beginning of the year	End of the period	Beginning of the year	End of the period	Beginning of the year	End of the period
Assets								
10 Monetary assets	6,165,693,855.36	17,469,098,740.08	5,907,767,938.31	17,094,535,344.76	211,951,368.98	272,786,689.40	5,760,848.18	16,309,092.23
20 of which: customer cash deposits	5,120,868,404.67	17,167,452,950.80	4,879,377,432.04	16,825,664,649.84	203,111,866.71	251,730,499.23	4,793,444.94	14,521,383.25
30 Balances with clearing companies	860,840,346.55	2,008,330,710.09	831,109,483.31	1,980,744,684.50	10,614,433.73	21,686,689.45	2,441,745.63	996,501.29
40 of which: balances with clients	767,635,984.66	1,340,201,984.40	737,905,122.42	1,312,615,958.81	10,614,433.73	21,686,689.45	2,441,745.63	996,501.29
50 Placements with banks and other financial institutions	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60 Held-for-trading financial assets	1,320,857,821.42	2,079,340,086.67	1,265,079,637.48	2,027,162,730.33	0.00	0.00	7,143,081.94	7,143,081.94
70 Derivative financial assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
80 Financial assets purchased under agreements to resell	0.00	261,738,398.69	0.00	261,738,398.69	0.00	0.00	0.00	0.00
90 Interest receivables	2,188,759.03	449,688.34	2,188,759.03	449,688.34	0.00	0.00	0.00	0.00
100 Dividend receivables	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
110 Provision for bad debts	(2,068,517.59)	(5,148,493.43)	(2,068,517.59)	(5,148,493.43)	0.00	0.00	0.00	0.00
120 Intra-group tansactions	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
130 Deposits with stock and futures exchanges	309,770,201.45	844,428,645.98	305,150,176.45	840,115,453.98	2,500,000.00	2,500,000.00	270,000.00	270,000.00
140 of which: customer deposits	44,043,600.55	150,653,645.98	39,423,576.55	146,340,453.98	2,500,000.00	2,500,000.00	270,000.00	270,000.00
150 Available-for-sale financial assets	0.00	429,263,784.02	0.00	429,263,784.02	0.00	0.00	0.00	0.00
160 Held-to-maturity investments	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
170 Hedging instrument	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
180 Items hedged against	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
190 Long-term equity investments	25,405,419.12	93,961,468.46	25,405,419.12	93,961,468.46	0.00	0.00	0.00	0.00
200 Investment properties	10,663,982.83	10,457,702.86	10,663,982.83	10,457,702.86	0.00	0.00	0.00	0.00
210 Fixed assets	66,520,120.39	105,529,617.78	66,520,120.39	105,529,617.78	0.00	0.00	0.00	0.00
220 Intangible assets	26,323,603.00	25,680,195.06	24,762,088.78	24,563,627.44	152,500.19	101,666.75	180,350.36	139,825.44
230 of which: membership fees	19,955,045.46	14,507,661.42	18,393,531.24	13,391,093.80	152,500.19	101,666.75	180,350.36	139,825.44
240 Deferred tax assets	5,092,165.00	20,298,104.61	5,092,165.00	20,298,104.61	0.00	0.00	0.00	0.00
250 Other assets	128,033,958.22	84,387,683.70	127,715,841.06	83,136,699.40	92,418.39	1,333,229.10	28,848.23	352.55
260 Total assets	8,919,321,714.78	23,427,816,332.91	8,569,387,094.17	22,966,808,811.74	225,310,721.29	298,408,274.70	15,824,874.34	24,858,853.45
Supplemental information:								
270 Assets and deposits under management	0.00	620,381.74	0.00	620,381.74	0.00	0.00	0.00	0.00
280 Customer balances with clearing companies	0.00	456,114,525.46	0.00	456,114,525.46	0.00	0.00	0.00	0.00
290 Amounts receivable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
300 Trusted investments	0.00	465,414,463.70	0.00	465,414,463.70	0.00	0.00	0.00	0.00
310 of which: investment cost	0.00	516,906,117.72	0.00	516,906,117.72	0.00	0.00	0.00	0.00
320 Unsettled losses and gains	0.00	(17,845,655.06)	0.00	(17,845,655.06)	0.00	0.00	0.00	0.00
330 Appreciation	0.00	(33,645,998.96)	0.00	(33,645,998.96)	0.00	0.00	0.00	0.00

****

Shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 18 January 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2007 to December 31, 2007 were RMB79,177.5 million, RMB21,449.53 million, RMB2.77 million and RMB99.32 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn).

The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules. As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, January 18, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from 1 January, 2007 to 30 November, 2007 were RMB71,911.97 million, RMB19,640.41 million, RMB2.31 million and RMB75.03 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn).

Also, as at 6 December, 2007, the accumulated insurance premium incomes of Ping An Property & Casualty Insurance Company of China, Ltd. arrived at RMB20,024.13 million.

The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules. As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 10 December, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

证券简称：中国平安　　证券代码：601318　　编号：临 2008-016

中国平安保险（集团）股份有限公司
关于召开 2007 年年度股东大会的通知

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司于 2008 年 3 月 19 日在深圳市观澜镇平安金融培训学院国际会议厅召开了第七届董事会第十八次会议，会议决议召集本公司 2007 年年度股东大会，现将相关事宜公告如下：

一、会议召开基本情况

1．会议召开时间：2008 年 5 月 13 日（星期二）上午 10:00

2．会议召集人：本公司董事会

3．会议召开地点：中国深圳市观澜镇平安金融培训学院

4．会议召开方式：会议采取现场投票表决方式

二、会议审议事项

1．中国平安保险（集团）股份有限公司 2007 年度董事会报告

2．中国平安保险（集团）股份有限公司 2007 年度监事会报告

3．关于审议公司 2007 年年度报告及摘要的议案

4．中国平安保险（集团）股份有限公司 2007 年度财务决算报告

5．中国平安保险（集团）股份有限公司 2007 年度利润分配预案

6．关于续聘安永华明会计师事务所和安永会计师事务所为公司 2008 年度审计机构的议案

7．关于推荐董事候选人的议案

Clive BANNISTER先生，49岁，自2006年11月起担任汇丰控股有限公司集团常务董事。BANNISTER先生由2001年7月至2006年11月出任汇丰集团私人银行业务总经理及行政总裁。1998年6月至2001年5月，BANNISTER先生获委任为汇丰集团私人银行行政总裁。期间，BANNISTER先生出任汇丰保险控股有限公司董事、HSBC Private Bank (UK) Limited主席及HSBC Private Bank (Monaco) Limited主席、HSBC Guyerzeller Bank AG Switzerland董事、汇丰私人银行（瑞士）有限公司董事、HSBC Private Bank (France)董事及汇丰私人银行（瑞

士）控股有限公司董事。1998年，BANNISTER先生还担任汇丰集团主席的特别顾问，负责规划及制订集团战略。1996年至1998年，BANNISTER先生为纽约汇丰证券有限公司的投资银行主管及副主席，主管美洲债券及证券业务，并担任汇丰投资银行控股有限公司董事及策略部主管。于1994年加入汇丰控股有限公司前，BANNISTER先生为Booz Allen & Hamilton（博思艾伦策略及技术咨询公司）财务顾问服务合伙人。BANNISTER先生于1982年获英国牛津大学Exeter学院文学硕士（政治、哲学、经济）。

8．关于审议《独立非执行董事履职情况报告》的议案

9．关于前次募集资金使用情况报告的议案

10．关于调整为控股子公司提供综合担保额度的议案

11．关于授予董事会一般授权，以配发、发行及处理不超过本公司已发行H股20%的新增H股的议案

三、出席会议的对象

1．本公司股东；

截止2008年4月11日（星期五）下午3:00上海证券交易所A股交易结束后，在中国证券登记结算有限责任公司上海分公司登记在册的本公司A股股东；以及2008年4月11日（星期五）名列本公司于香港中央证券登记有限公司存置股东名册上的H股股东（本公司的H股股东已经另行通知）。

2．不能亲自出席现场会议的股东可授权他人代为出席；

3．本公司董事、监事及高级管理人员；

4．公司聘请的监票人、见证律师及其他相关人员。

四、会议登记办法：

1．登记方式：

出席会议的个人股东持本人身份证、股东帐户卡；法人股股东持营业执照复印件、法人股授权委托书及出席人身份证到本公司董事会办公室办理登记手续。因故不能出席会议的股东，可书面委托他人出席股东大会，委托代理人出席的，还需持有授权委托书及出席人身份证登记（附件：回执和授权委托书）。股东也可以信函或传真方式进行登记。

2．登记时间：

欲出席会议的股东应当于2008年4月23日（星期三）或以前将拟出席会议的回执送达本公司董事会办公室进行登记。

3．登记联系方式：

联 系 人：刘程、杨旭、江宁

联系电话：（0755）2262 2101 / 2262 3215 / 2262 3210

传　　真：（0755）8243 5425 / 8243 1019 / 8243 1029

地　　址：广东省深圳市八卦三路平安大厦六楼

邮政编码：518029

五、其他事项：

1. 会议时间不超过一个工作日。参加会议的股东食宿、交通等费用自理。

2. 本公司 A 股股份登记处中国证券登记结算有限责任公司上海分公司的地址为：上海市浦东新区陆家嘴东路 166 号中国保险大厦 36 楼。

3. 本公司 H 股股份登记处香港中央证券登记有限公司地址为：香港湾仔皇后大道东 183 号合和中心 17 楼 1712-1716 室。

中国平安保险（集团）股份有限公司

2008 年 3 月 27 日

中国平安保险（集团）股份有限公司
2007 年年度股东大会回执

致：中国平安保险（集团）股份有限公司（「贵公司」）

本人/吾等（注一）____________________，

地址为____________________，

联系电话：____________________ 为 贵公司股本中每股面值人民币

1.00 元之 A 股/H 股____________股（注二）之登记持有人，兹通告 贵公司，本人/

吾等拟（或由代理人代为）出席 贵公司于 2008 年 5 月 13 日（星期二）上午十时正假座中国

深圳市观澜镇平安金融培训学院举行之 2007 年年度股东大会。

日期：2008 年________月________日　　　　签署：____________________

附注：

一、请用正楷填上登记在股东名册之股东全名及地址。

二、请将以 阁下名义登记之股份数目填上，并删去不适用之股份类别（A 股或 H 股）。

三、请将此回执在填妥及签署后于 2008 年 4 月 23 日（星期三）或以前以专人递送、邮递或传真方式送达本公司董事会办公室（地址为广东省深圳市八卦三路平安大厦六楼 518029 或传真号码（0755）8243 5425 / 8243 1019 / 8243 1029）。

中国平安保险（集团）股份有限公司
2007 年年度股东大会授权委托书

本人/吾等[附注1] ____,

地址为____,

为中国平安保险（集团）股份有限公司（「本公司」）股本中每股面值人民币 1.00 元之 A 股 / H 股 ______________ 股[附注2]之登记持有人，**兹委任大会主席**[附注3]或______________________,

身份证号码：______________地址：______________________联系电话：______________,

为本人/吾等之代表，代表本人/吾等出席本公司将于 2008 年 5 月 13 日（星期二）上午十时正假座中国深圳市观澜镇平安金融培训学院举行之 2007 年年度股东大会（「大会」）及其任何续会，以审议并酌情通过召开大会通知所载之决议案，并于大会及其任何续会上代表本人/吾等及本人/吾等之名义依照下列指示[附注4]就该等决议案投票。

	普通决议案	**赞成**[附注4]	**反对**[附注4]	**弃权**[附注4]
1	批准《中国平安保险（集团）股份有限公司 2007 年度董事会报告》。			
2	批准《中国平安保险（集团）股份有限公司 2007 年度监事会报告》。			
3	批准《关于审议公司 2007 年年度报告及摘要的议案》。			
4	批准《中国平安保险（集团）股份有限公司 2007 年度财务决算报告》。			
5	批准《中国平安保险（集团）股份有限公司 2007 年度利润分配预案》。			
6	批准《关于续聘安永华明会计师事务所和安永会计师事务所为公司 2008 年度审计机构的议案》。			
7	批准委任 Clive BANNISTER 先生为本公司非执行董事。			
8	批准《独立非执行董事履职情况报告》。			
9	批准《关于审议前次募集资金使用情况报告的议案》。			
10	批准《关于调整为控股子公司提供综合担保额度的议案》。			
	特别决议案	**赞成**[附注4]	**反对**[附注4]	**弃权**[附注4]
11	批准《关于授予董事会一般授权，以配发、发行及处理不超过本公司已发行 H 股 20%的新增 H 股的议案》。			

日期：2008 年______月______日　　　　　　　　股东签署[附注5] ______________________

附注：

1. 请用**正楷**填上全名及地址。
2. 请填上以 **阁下**名义登记与本代表委任表格有关之股份数目，倘未有填上数目，则本代表委任表格将被视为与所有登记于**阁下**名下之股份有关。请删去不适用之股份类别（A 股或 H 股）。
3. 阁下如欲委任大会主席以外之其他人士为代表，请将「**大会主席或**」之字样删去，并在空栏内填上委派代表之姓名及地址。凡有权出席上述通告召开之大会并于会上投票之本公司股东均有权委任一位或以上人士代其出席及投票。受委任代表毋须为本公司之股东，惟须亲身出席以代表 阁下 。**本表格上之每项更改，均须由签署人简签示可。**
4. **注意： 阁下如欲投票赞成上述决议案，请在「赞成」栏内填上「√」号， 阁下如欲投票反对决案，请在「反对」栏内填上「√」号。 阁下如欲投票弃权决案，请在「弃权」栏内填上「√」号。**如未有任何指示，则 **阁下**之代表有权自行酌情投票或放弃投票。受委任代表亦可就大会通告所载以外而正式于大会上提呈之任何决议案自行酌情投票。
5. 代表委任文件须由 **阁下**或其正式书面授权之代表亲自签署，或倘委任人为法人单位，则须盖上公司印鉴或经由公司董事或其他获正式授权之人士签署。倘代表委任表格由股东之代表签署，授权代表签署之授权文件或其他授权书必须经公证人证明。
6. 倘属任何股份之联名持有人，任何一位该等联名持有人均可就有关股份亲身或委派代表于大会上投票，犹如彼为唯一有权投票者。然而，倘有一位以上联名持有人亲自或委派代表出席大会，则就任何决议案投票时，本公司将按股东名册内排名首位之联名股东之投票（不论亲自或委派代表），而其他联名股东再无投票权。
7. 代表委任表格及已签署之授权书或其他文件（如有），最迟须于大会或任何续会（视情况而定）指定举行时间 24 小时前交回本公司董事会办公室（就 A 股持有人而言）及本公司之 H 股份过户登记处（就 H 股持有人而言），方为有效。填妥及交回代表委任表格后，股东仍可出席大会并于会上投票。
8. 股东或其代表出席大会时须出示其身份证明文件。

RECEIVED
2008 MAY 19 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中国平安保险（集团）股份有限公司

二〇〇七年年度股东大会资料

二〇〇八年五月十三日

中国平安保险（集团）股份有限公司
二〇〇七年年度股东大会议程

会议时间： 2008 年 5 月 13 日上午 10:00

会议地点： 中国深圳市观澜镇平安金融培训学院

主 持 人： 董事长马明哲先生

议程内容

一、宣布会议开始及会议议程

二、审议各项议案

1.中国平安保险（集团）股份有限公司 2007 年度董事会报告

2.中国平安保险（集团）股份有限公司 2007 年度监事会报告

3.关于审议公司 2007 年年度报告及摘要的议案

4.中国平安保险（集团）股份有限公司 2007 年度财务决算报告

5.中国平安保险（集团）股份有限公司 2007 年度利润分配预案

6.关于续聘安永华明会计师事务所和安永会计师事务所分别为本公司 2008 年度审计机构的议案

7.关于推荐董事候选人的议案

8.关于审议《独立非执行董事履职情况报告》的议案

9.关于前次募集资金使用情况报告的议案

10.关于调整为控股子公司提供综合担保额度的议案

11.关于授权董事会一般授权以配发、发行及处理不超过公司已发行 H 股 20%的新增 H 股股份的议案

三、回答股东提问

四、投票表决前宣布出席会议股东人数、代表股份数

五、投票表决

六、宣布表决结果

七、宣布会议结束

中国平安保险（集团）股份有限公司

二〇〇七年年度股东大会文件目录

中国平安保险（集团）股份有限公司
2007年度董事会报告

各位股东：

根据《公司章程》第七十条、第九十八条的有关规定，现将本公司2007年度董事会报告提请股东大会审议。

具体内容请详见本公司于2008年3月20日在上海证券交易所网站（www.sse.com.cn）公开披露的2007年A股年度报告的第32页至第71页。

以上报告提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

中国平安保险（集团）股份有限公司
2007年度监事会报告

各位股东：

根据《公司章程》第七十条、第九十八条的有关规定，现将本公司2007年度监事会报告提请股东大会审议。

具体内容请详见本公司于2008年3月20日在上海证券交易所网站（www.sse.com.cn）公开披露的2007年A股年度报告的第72页至第73页。

以上报告提请股东大会审议。

中国平安保险（集团）股份有限公司监事会

关于审议公司2007年年度报告及摘要的议案

各位股东:

根据《公司章程》第七十条、第九十八条的有关规定，现将本公司2007年年度报告及摘要提请股东大会审议。

本公司2007年A股年度报告及年度报告摘要已经于2008年3月20日在上海证券交易所网站(www.sse.com.cn)公开披露，本公司2007年H股年度报告已经于2008年3月27日在香港联合交易所网站(www.hkex.com.hk)公开披露。

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

中国平安保险（集团）股份有限公司
2007年度财务决算报告

各位股东：

公司按照中国企业会计准则及《金融企业会计制度》编制了2007年12月31日的合并及母公司的资产负债表，2007年度合并及母公司的利润表、利润分配表和现金流量表。公司同时按照国际财务报告准则编制了2007年12月31日的合并资产负债表，2007年度的合并利润表及合并现金流量表。上述财务报表已分别经安永华明会计师事务所及安永会计师事务所审计，并出具标准无保留意见的审计师报告。

中国会计准则和国际财务报告准则的重大差异对2007年度财务报表合并净利润和2007年12月31日的合并股东权益的主要影响如下：

项 目	2007年度	
	合并净利润*	合并股东权益*
	人民币百万元	人民币百万元
按国际财务报告准则编制的财务报表列示金额	18,688	111,822
未到期责任准备金	(113)	(199)
寿险责任准备金	4,988	35,262
递延保单获得成本	(9,373)	(41,305)
递延所得税	883	1,547
少数股东权益及其他	13	107
按中国会计准则编制的财务报表列示金额	15,086	107,234

*合并净利润及合并股东权益均已扣除少数股东权益。

提请股东大会批准公司2007年度财务决算报告（即中国会计准则及国际财务报告准则已

审计财务报表和核数师报告，内容详见附件），并授权公司三名执行董事马明哲、张子欣和孙建一签署前述财务报表。

以上报告提请股东大会审议。

附件：

1、2007 年度中国会计准则已审财务报表及审计师报告详见公司 2007 年 A 股年报附件

2、2007 年度国际财务报告准则财务报表及核数师报告详见公司 2007 年 H 股年报 77－162 页

中国平安保险（集团）股份有限公司董事会

中国平安保险（集团）股份有限公司
2007年度利润分配预案

各位股东：

根据《中国平安保险（集团）股份有限公司章程》（以下简称《公司章程》）及其他相关规定，公司在确定可供股东分配的利润额时，应当按照中国会计准则财务报表的净利润提取法定盈余公积。2007年度经审计的母公司中国会计准则财务报表净利润为人民币68.62亿元，公司2007年度利润分配以此为基准，提取10%的法定盈余公积。

公司从2007年1月1日起执行财政部2006年颁布的《企业会计准则》，并根据相关规定对中国会计准则财务报表进行了追溯调整，调减母公司2007年期初所有者权益人民币68.93亿元，其中调减期初未分配利润人民币61.82亿元。

经过上述利润分配和追溯调整，并结转上年度未分配利润后，根据中国会计准则和国际财务报告准则财务报表，并按照《公司章程》及其他相关规定，确定可分配利润额为人民币55.87亿元。

公司建议，以总股本7,345,053,334股为基数，按每股人民币0.50元进行年度末期现金股息分配，共计人民币36.73亿元。加上中期已分配现金股息每股0.20元，公司全年合计现金股息每股0.70元，其余未分配利润结转至2008年度。

对H股股东而言，公司将根据《公司章程》第51条及香港联交所《证券上市规则》的有关规定，于2008年4月14日（星期一）至2008年5月13日（星期二）（包括首尾两天）暂停办理股份过户登记。对A股股东而言，公司将根据《公司章程》及《上海交易所股票上市规则》的有关规定确定股权登记日后另行公告。凡于2008年5月13日（星期二）交易结束后在香港中央证券登记有限公司登记在册的H股股东及股权登记日交易结束后在中国证券登记结算有限责任公司上海分公司登记在册的A股股东均有权收取公司2007年年度股息。以

上利润分配预案提请股东大会审议。

附件：中国平安保险（集团）股份有限公司2007年度利润分配表

中国平安保险（集团）股份有限公司董事会

附件：

中国平安保险（集团）股份有限公司
2007年度利润分配表

项　目	母公司财务报表（人民币百万元）
一、净利润	6,862
加：年初未分配利润	8,678
首次执行新会计准则会计政策变更	(6,182)
减：派发2006年年度股息	(1,616)
派发2007年中期股息	(1,469)
二、可供分配的利润	6,273
减：提取法定盈余公积	(686)
提取一般风险准备	-
三、可供股东分配的利润	5,587
减：提取任意盈余公积	-
建议分配股息	(3,673)
四、未分配利润	1,914

关于续聘安永华明会计师事务所及安永会计师事务所为公司2008年度审计机构的议案

各位股东：

根据公司2006年度股东大会决议，公司于2007年继续聘请了安永华明会计师事务所及安永会计师事务所（以下统称“安永”）分别担任公司中国会计准则财务报告审计机构及国际财务报告准则财务报告审计机构。公司2007年中期财务报告和年度财务报告已分别经安永审计，审计费用共计人民币2,250万元（不包括A股上市的相关审计费用人民币900万元）。

在公司与安永过去几年的合作中，安永信守承诺，派出了专业的队伍参与公司的审计工作，并积极协助公司H股和A股上市相关工作，体现了国际会计师事务所丰富的行业经验、较高的专业水平和较强的合作精神。安永除按时出具独立、公允的审计报告、圆满完成各项审计任务之外，还向公司提交了具有参考价值的管理建议书，并对公司财务人员进行了中国新企业会计准则以及国际财务报告准则等方面的培训，公司对其提供的服务表示满意。

鉴于安永过去在公司审计工作及公司委托的其他事务中的胜任表现，拟续聘安永华明会计师事务所及安永会计师事务所分别为公司2008年度中国会计准则财务报告审计机构及国际财务报告准则财务报告审计机构，并提请股东大会授权董事会授权公司经营班子决定其酬金。

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

关于推荐董事候选人的议案

各位股东：

汇丰保险控股有限公司（以下简称“汇丰保险”）原派出董事 Anthony Philip HOPE 先生已经从汇丰保险退休，2008 年 2 月 8 日汇丰保险向公司出具了《关于变更派出董事的函》，推荐 Clive BANNISTER 先生接替 Anthony Philip HOPE 先生出任公司非执行董事。

经全面考察 Clive BANNISTER 先生的专业背景、工作经历等情况，董事会提名委员会 2008 年第一次会议以及第七届董事会第十八次会议一致同意推荐 Clive BANNISTER 先生为公司非执行董事候选人。Clive BANNISTER 先生出任公司非执行董事后将不在公司领取薪酬。Clive BANNISTER 先生的董事任职资格需经公司股东大会和中国保险监督管理委员会分别审批通过后生效。Anthony Philip HOPE 先生自 Clive BANNISTER 先生的董事任职资格生效之日起正式卸任公司非执行董事。

附件：Clive BANNISTER先生简历

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

附件:

Clive BANNISTER 先生简历

国籍: 英国 **出生年月:** 1958 年 10 月 28 日

工作经历:

2006.11 至今 汇丰控股有限公司集团常务董事（保险业务）

- 出任集团管理委员会成员之一，该委员会是一个由九 9 位高管人员组成的行政会，主席为集团行政总裁纪勤。
- 负责在三年内，把汇丰保险业务（寿险、财产险、再保险及集团自保）的利润由占集团份额的 10%（约 21 亿美元）倍增至 20%; 在 2007 年年底，汇丰保险的税前利润为 32 亿美元。当前，汇丰保险的保费收入共 170 亿美元，资本额 70 亿美元，雇员总数 9,000 人，分布在 35 个地点。汇丰保险在平安保险（中国第二大人寿保险公司）及其他多家保险公司均有董事席位。
- 汇丰是全球第二大银行，资本额 2,000 亿美元，业务遍及 83 个国家，雇员总数 31 万人。

2001.7–2006.11 汇丰集团私人银行业务总经理及行政总裁

1998.6-2001.5 汇丰集团私人银行业务行政总裁

负责在亚洲、瑞士、欧洲及美洲 70 个地点的私人银行业务，雇员总数 5,700 人。

- 据估计，汇丰集团私人银行在 2007 年的税前利润为 13 亿美元 （6 年内税前利润增长 12 倍），跃身成为全球第 3 大私人银行，排名仅次于瑞士联合银行及 Credit Suisse ；管理资产 3,400 亿美元，资产负债表加总 600 亿美元 ，资本额 45 亿美元。
- 收益分配: 欧洲 - 50%(雇员总数 3,400 人); 亚洲 - 30%(雇员总数 1,300 人); 美洲 - 15%(雇员总数 1,100 人)

董事席位: 汇丰保险控股有限公司

被委任为: HSBC Private Bank (UK) Limited 主席
HSBC Private Bank (Monaco) Limited 主席
HSBC Guyerzeller Bank AG Switzerland 董事
HSBC Private Bank (Suisse) SA 汇丰私人银行（瑞士）有限公司董事
HSBC Private Bank (France) 董事
HSBC Private Bank (Suisse) Holdings AG 汇丰私人银行（瑞士）控股 有限公司董事

1998 担任汇丰集团主席庞约翰的特别顾问，负责规划及制订首项集团战略，名为"增值管理"，在 1999 至 2004 年期间实施，包括 8 项急需执行的措施。

1996-1998	**汇丰证券公司有限公司** 投资银行主管及副主席		

- 组建集团第20组公司，雇员总数650人
- 持有总值3亿5,000万美元的持有资产以支持债券及证券
- 主管投资加拿大及拉丁美洲银行业务

产品范围包括：企业融资、私募证券、项目融资、杠杆资本、证券资本市场

董事	汇丰证券有限公司及 HSBC Markets Inc	纽约
	汇丰詹金宝加拿大有限公司	多伦多
	HSBC Capital (Canada) Inc	温哥华
	Midland Montagu Private Equity Inc	纽约

1994-1996 **汇丰投资银行控股有限公司董事** 伦敦、香港、纽约

策略部主管

- 汇丰集团私人银行业务董事，负责欧洲联系工作
- 负责汇丰投资银行控股有限公司旗下子公司的规划工作，包括汇丰银行资产管理、 Samuel Montagu、 汇丰投资银行亚洲、詹金宝、汇丰私人银行业务
- 汇丰投资银行控股有限公司 HSBC Investment Bank Holdings plc 资本达3亿7,500万美元，利润为6亿7,500万美元 ；在47个国家经营业务，雇员 5,500 人。

1991-1993 **Booz Allen & Hamilton (博思艾伦策略及技术咨询公司) 合伙人** 伦敦

- 欧洲保险实务主管，被选为博思艾伦环球最年轻合伙人
- 为欧洲各地的领头保险公司、银行及投资银行提供顾问服务

1987-1990 **Spicer & Oppenheim Consultants 顾问服务公司创办人兼董事** 伦敦、巴黎、新加坡

- 创建公司，办事处遍及伦敦、巴黎、香港、新加坡，雇员总数45。七成的顾问服务集中为金融机构提供战略建议。
- 1990年秋售予博思艾伦策略及技术咨询公司。

1984-1987 **博思艾伦策略及技术咨询公司– 总监** 伦敦

1981-1984 **First National Bank of Boston （波士顿第一国民银行）–** 伦敦、

贷款主任 波士顿

- 完成银行贷款主任培训，并获调往波士顿加入特别行业部
- 为美国片厂及有线电视营运商提供股本贷款

1991-1996 **Wax Lyrical – 非执行主席** 伦敦、都伯林、杜拜、

- 英国最大的蜡烛分销商，共有 52 家店铺，销售额为 3,000 万美元

教育及奖项

2005	获 VRL KnowledgeBank （前称 VRL Publishing）选为全年最出色私人银行家
1997	美国"一般证券代表"资格（第 7 系列"一般证券" 水平，2003 年续照）（在美国，所有执业的证券经纪人必须通过该资格考试.）
1991.8	美国斯坦福大学商学院：行政人员短期课程
1983 -1984	扶轮基金工商管理硕士奖学金
1979	三井奖学金：在日本游历及念书
1978	土耳其 Northcotte 国际学生奖学金
1977-1980	英国牛津大学文学士二级荣誉（政治、哲学、经济） Exeter 学院 (文学硕士 1982)
1972-1977	英国伦敦 University College School Hampstead 中学

关于审议《独立非执行董事履职情况报告》的议案

各位股东：

根据中国保监会《保险公司独立董事管理暂行办法》的有关要求，公司独立非执行董事必须每年向年度股东大会提交尽职报告。

公司第七届董事会现有独立非执行董事7名，涵盖了财务、法律、金融、战略、并购等方面的专业人士，独立非执行董事人数占董事会成员总人数的三分之一以上，符合中国证监会和中国保监会的要求。

在过去的2007年中，公司全体独立非执行董事诚信、勤勉、独立、认真地履行有关法律法规和《公司章程》规定的职责，积极参加董事会会议及专业委员会会议，为本公司的公司治理、改革发展和经营管理等提供了许多建设性的意见和建议；切实维护了公司、被保险人和中小股东的合法权益，为保持公司持续、稳定、健康发展做出了重要贡献。

现将公司2007年度《独立非执行董事履职情况报告》（附件）提请股东大会审议同意后上报中国保险监督管理委员会。

附件：《独立非执行董事履职情况报告》

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

附件：

中国平安保险（集团）股份有限公司
独立非执行董事履职情况报告

根据中国保监会《保险公司独立董事管理暂行办法》(保监发〔2007〕22号)的有关要求，保险公司独立非执行董事必须每年向年度股东大会提交尽职报告。

中国平安保险（集团）股份有限公司（以下简称“公司”）第七届董事会现有独立非执行董事7名，涵盖了财务、法律、金融、战略、并购等方面的专业人士，独立非执行董事人数占董事会成员总人数的三分之一以上，符合中国证监会和中国保监会的要求。

在过去的2007年中，公司全体独立非执行董事诚信、勤勉、独立、认真地履行有关法律法规和《公司章程》规定的职责，现将有关公司独立非执行董事履职情况报告如下：

（一）参加会议的情况，包括未亲自出席会议的次数及原因：

单位：次数

姓名	本年应参加董事会	亲自出席	委托出席	缺席	备注
鲍友德	10	10	0	0	/
邝志强	10	10	0	0	/
张永锐	10	10	0	0	/
周永健	10	10	0	0	/
张鸿义	8	8	0	0	于2007年3月19日当选独立非执行董事
陈甦	8	6	2	0	于2007年3月19日当选独立非执行董事;第七届董事会第十一次会议和第七届董事会第十五次会议因公务原因不能亲自参会，分别委托独立非执行董事周永健先生和独立非执行董事鲍友德先生参会并行使表决权
夏立平	4	4	0	0	于2007年6月7日当选独立非执行董事

（二）发表意见的情况，包括投弃权或者反对票的情况及原因，无法发表意见的情况及原因：

独立非执行董事对公司报告期内审议的所有事项，经审慎考虑后均投赞成票。对于独立非执行董事提出的相关问题和意见、建议，公司管理层均给予了回复和采纳。全体独立非执行董事均未遇到无法发表意见的情况。

（三）了解公司经营管理状况的途径和存在的障碍：

独立非执行董事了解公司经营管理的途径如下：

1. 现场参加董事会和专业委员会会议，听取并讨论公司的经营管理情况；
2. 参观考察公司职场和新建项目；
3. 一年一度参加公司分支机构的现场考察；
4. 邮件或电话形式向公司了解经营信息；
5. 通过研读公司发送的内部报刊和分析师报告等解公司的经营状况。

全体独立非执行董事认为，董事了解公司的途径多样、灵活、畅顺，全体董事能及时有效的了解到公司的经营状况。

（四）为改善公司经营管理所做的其他工作和贡献：

全体独立非执行董事从自身工作经验和专业背景出发，为本公司的治理结构、改革发展、财务审计、战略发展、生产经营等方面提供了多项建设性意见和建议，在公司成功发行A股并上市、关联交易和重大经营事项等方面起到了决策导航的重大作用，切实维护了公司、被保险人和中小股东的合法权益，为保持公司持续、健康和稳健发展做出了重要贡献。

（五）本年度自我工作评价和对董事会及管理层工作的评价：

全体独立非执行董事认为，报告期内独立非执行董事恪尽职守、勤勉尽责，认真履行了法律法规和《公司章程》所赋予的权利和义务。全体独立非执行董事对公司定期报告、关联交易及其它有关事项等做出了客观、公正的判断，发表了独立意见或作了相关专项说明，同时对信息披露情况等进行了监督和核查。

报告期内独立非执行董事对公司董事和高级管理人员执行公司职务的行为进行了监督，

认为董事会认真履行了法律法规和《公司章程》所赋予的职责；管理层注重加强公司内控控制、风险控制和公司治理建设，公司经营稳健，成绩显著，顺利达成了年度既定的各项工作目标。

二〇〇七年年度股东大会审议文件之九

关于调整为控股子公司提供综合担保额度的议案

各位股东：

根据本公司2006年年度股东大会审议通过的《关于为控股子公司提供综合担保额度的议案》，本公司董事会对向控股子公司提供担保余额的授权审批额度为不超过人民币350亿元。

由于本公司的目标是成为以保险、银行、资产管理为核心，国际领先的综合金融服务集团之一，随着国家经济改革开放的不断深入和居民消费的持续增长，以及境内外投资相关配套法规的逐步出台和资金运用渠道及额度的进一步放开，本公司控股子公司的业务发展规模和资金需求增长迅速。尤其是海外控股公司，其境外融资成本随美联储利率降低而持续下降，而同期资本市场的震荡也为境外投资创造了有利条件，其资金和担保需求迅猛增长。为更好地适应形势发展的需要，确保各项交易的决策及时进行，最大限度地把握境内外投资机遇，本公司拟对向控股子公司提供的综合担保余额做如下调整：

1．对控股子公司担保余额的额度调整至不超过公司最近一期经审计净资产的50%；

2. 本公司对任意一家控股子公司提供的担保余额额度在股东大会批准的总额度内不再设上限，但单笔担保额度权限不得超过公司最近一期经审计净资产的10%；

3．授权本公司执行董事在股东大会批准的担保余额额度内对具体的担保进行审批。

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

关于前次募集资金使用情况的报告

各位股东：

本公司按照前次募集资金承诺使用情况，有效使用了募集资金：

一、前次募集资金存放情况

经中国证券监督管理委员会证监发行字[2007]29号文批准，本公司2007年2月首次公开发行A股1,150,000,000股，收到股东认缴股款人民币38,870,000,000元，发生的相关发行费用人民币648,075,640元，扣除发行费用后募集资金净额为人民币38,221,924,360元。经安永华明会计师事务所出具的安永华明(2007)验字第60468101-01号验资报告验证，该笔资金已于2007年2月15日汇入本公司在深圳平安银行开立的募集资金专户。本公司已将募集资金全部用于充实公司资本金，截止2007年12月31日，募集资金专户余额为0元。

二、前次募集资金实际投资项目变更情况

前次募集资金实际投资项目无变更情况。

三、前次募集资金投入情况

根据公司首次公开发行股票（A股）招股说明书披露的A股募集资金运用方案，“本次A股发行募集资金扣除发行费用后，将用于充实本公司资本金以及/或有关监管部门批准其他用途。”

前次募集资金到位后，已全部用于充实本公司资本金。2007年10月26日，本公司获得中国保险监督管理委员会《关于中国平安保险（集团）股份有限公司变更注册资本及修改公司章程的批复》批准，并于2007年11月13日取得国家工商行政管理总局换发的《企业法人

营业执照》。

前次募集资金使用情况对照表（截止 2007 年 12 月 31 日）

单位：元

募集资金总额：38,221,924,360				已累计使用募集资金总额：38,221,924,360		
变更用途的募集资金总额：0 变更用途的募集资金总额比例：0%				各年度使用募集资金总额： 2007 年：38,221,924,360		
投资项目		募集资金投资总额		截止日募集资金累计投资额		项目达到预定可使用状态日期
承诺投资项目	实际投资项目	募集前承诺投资金额	实际投资金额	募集前承诺投资金额	实际投资金额	
充实资本金以及/或有关监管部门批准其他用途	充实资本金	38,221,924,360	38,221,924,360	38,221,924,360	38,221,924,360	不适用

四、前次募集资金实现效益情况

充实资本金后，本公司各项业务保持快速稳定发展，经营业绩大幅提升。本公司净资产 2007 年末较 2006 年末增长 625.92 亿元、增长 134.2%；营业收入 2007 年较 2006 年增长 572.85 亿元、增长 53.1%，归属于母公司所有者的净利润 2007 年较 2006 年增长 77.44 亿元、增长 105.5%（新会计准则）。

前次募集资金投资项目实现效益情况对照表 单位：元

实际投资项目	承诺效益	最近三年实际效益	截止日累计实现效益	是否达到预期效益
充实资本金	无	不适用	不适用	不适用

五、前次募集资金实际使用情况与公司定期报告披露的有关内容的比较

公司在 2007 年度报告中披露前次募集资金实际使用情况如下："本公司 2007 年 2 月首次公开发行 A 股，募集资金净额达人民币 382.22 亿元。本公司已将募集资金全部用于充实公

司资本金，截止2007年12月31日，募集资金专户余额为0元。”

公司的前次募集资金实际使用情况与披露内容不存在差异。

六、结论

董事会认为，本公司按前次A股招股说明书承诺的A股募集资金运用方案以前次募集资金充实了本公司资本金，有效使用了募集资金。本公司对前次募集资金的投向和进展情况均如实履行了披露义务。

以上报告提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

关于授权董事会一般授权以配发、发行及处理不超过公司已发行H股20%的新增H股股份的议案

各位股东：

为增强经营灵活性及效率，及授予董事会于有意发行任何股份时之酌情处置权，本公司建议股东批准一般授权，以配发、发行及以其它方式处理新增H股，限额为有关决议案获通过当日已发行之H股最多20%。任何董事根据一般授权行使权力，均须遵照上市规则、公司章程及中国适用法例及法规之有关规定。董事会现时并无计划根据一般授权发行新股份。该一般授权将一直有效至下列最早时限止期间：

1、本公司下届股东周年大会结束；

2、按公司章程或其它适用法例规定本公司须召开下届股东周年大会之期限届满；或

3、本公司股东大会通过特别决议案撤销或更改根据本决议案给予之授权。

于最后实际可行日期，本公司已发行2,558,643,698股H股。待批准一般授权之建议决议案获通过后，根据其中之条款，本公司可配发、发行及处理最多达511,728,739股H股（以股东周年大会前本公司不再发行股份为基础），即占将予提呈之决议案获通过当日已发行H股之20%。

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

证券简称：中国平安　　证券代码：601318　　编号：临 2008-012

中国平安保险（集团）股份有限公司
第七届董事会第十八次会议决议公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司第七届董事会第十八次会议通知已于 2008 年 3 月 5 日发出，会议于 2008 年 3 月 19 日在深圳市观澜镇平安金融培训学院国际会议厅召开，会议应出席董事 19 人，实到董事 16 人。董事王冬胜先生书面委托董事伍成业先生出席会议并行使表决权，董事张永锐先生书面委托董事周永健先生出席会议并行使表决权，董事陈甦先生书面委托董事夏立平先生出席会议并行使表决权。本公司部分监事和高级管理人员列席了会议。会议符合《公司法》和本公司《章程》的规定。

会议由董事长马明哲先生主持，与会董事经充分审议，以举手表决方式逐项通过了如下议案：

一、审议通过了《关于公司会计估计变更的议案》

同意本公司在符合保监发【1999】90 号文件关于所提取责任准备金不得低于法定责任准备金，以及评估利息率不得高于定价利率或 7.5%的精算规定的基础上，对定价利息率高于或等于 7.5%的高利率险种采用更稳健的评估利息率。于 2007 年度，本公司将高利率险种的评估利息率从 6.5%-7.5%降至 6%-6.5%。本项会计估计变更对本公司 2007 年度税前利润的影响为减少税前利润约人民币 9,698 百万元。

作为一项会计估计变更，评估利息率的调整，是结合本公司具体情况持续的、有计划进行的。本公司从 2000 年开始就逐步对预定利率高于或等于 7.5%的高利率保单的评估利息率适当下调，本公司在 2007 年上半年亦按计划下调了评估利息率，并已于半年度财务报告中反映，该项会计估计变更对截至 2007 年 6 月 30 日止 6 个月期间税前利润的影响为减少税前利润约人民币 6, 260 百万元。本公司在未来仍将继续推进该计划。

评估利息率下调虽然导致了本公司当期的税前利润减少，但随着责任准备金的增提，高利率保单在未来可能产生的亏损也会相应减少，对本公司未来产生的负面财务影响将减弱。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

二、审议通过了《关于审议<公司独立非执行董事年报工作制度>的议案》

具体内容请详见上海证券交易所网站。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

三、审议通过了《关于审议<审计委员会年报工作规程>的议案》

具体内容请详见上海证券交易所网站。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

四、审议通过了《关于确定公司审计负责人的议案》

确定叶素兰女士为公司审计负责人。叶素兰女士自 2004 年加盟本公司，现担任本公司总经理助理兼首席稽核执行官。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

五、审议通过了《关于审议<公司合规管理办法>的议案》

表决结果：赞成 19 票、反对 0 票、弃权 0 票

六、审议通过了《关于公司关联交易专项审计的议案》

表决结果：赞成 19 票、反对 0 票、弃权 0 票

七、审议通过了《关于聘请公司首席财务官的议案》

同意聘请姚波先生出任本公司首席财务官，本公司现任总经理兼首席财务官张子欣先生将不再兼任该职务。姚波先生 2001 年 5 月加盟本公司，于 2004 年 2 月开始担任本公司财务副总监及副总精算师，并兼任企划精算部总经理；2007 年 1 月起任本公司总经理助理、总精算师兼企划部总经理。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

八、审议通过了《公司 2007 年度内部控制自我评估报告》

具体内容请详见上海证券交易所网站。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

九、审议通过了《公司 2007 年度内部控制评估报告》，并同意将该报告提交中国保险监督管理委员会

表决结果：赞成 19 票、反对 0 票、弃权 0 票

十、审议通过了《公司 2007 年度风险评估报告》，并同意将该报告提交中国保险监督管理委员会

表决结果：赞成 19 票、反对 0 票、弃权 0 票

十一、审议通过了《公司 2007 年度合规工作报告》，并同意将该报告提交中国保险监督管理委员会

表决结果：赞成 19 票、反对 0 票、弃权 0 票

十二、审议通过了《公司 2007 年年度经营报告》

表决结果：赞成 19 票、反对 0 票、弃权 0 票

十三、审议通过了《关于续聘安永华明会计师事务所和安永会计师事务所为公司 2008 年度审计机构的议案》，并同意提交股东大会审议

同意续聘安永华明会计师事务所及安永会计师事务所分别为公司 2008 年度中国会计准则财务报告审计机构及国际财务报告准则财务报告审计机构，并同意提请股东大会授权董事会授权公司经营班子决定其酬金。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

十四、审议通过了《公司2007年度财务决算报告》，并同意提交股东大会审议

表决结果：赞成19票、反对0票、弃权0票

十五、审议通过了《公司2007年度利润分配预案》，并同意提交股东大会审议

本公司2007年度经审计的母公司中国会计准则财务报表净利润为人民币68.62亿元，本公司2007年度利润分配以此为基准，提取10%的法定盈余公积。

经过上述利润分配，并结转按相关规定调整的上年度未分配利润后，根据中国会计准则和国际财务报告准则财务报表，并按照《公司章程》及其他相关规定，确定可分配利润额为人民币55.87亿元。

本公司拟以总股本7,345,053,334股为基数，按每股人民币0.50元进行年度末期现金股息分配，共计人民币36.73亿元。其余未分配利润（包括以公允价值计量且其变动进入当期损益的金融资产，其公允价值变动形成的收益）结转至2008年度。

本公司无公积金转增股本方案。

表决结果：赞成19票、反对0票、弃权0票

十六、审议通过了《公司2007年度董事会报告》，并同意提交股东大会审议

表决结果：赞成19票、反对0票、弃权0票

十七、审议通过了《公司2007年度企业管治报告》

表决结果：赞成19票、反对0票、弃权0票

十八、审议通过了《公司2007年年度报告（草稿）》，并同意提交股东大会审议

表决结果：赞成19票、反对0票、弃权0票

十九、审议通过了《公司截至2007年12月31日业绩公告及2007年年报摘要（草稿）》，并同意提交股东大会审议

表决结果：赞成19票、反对0票、弃权0票

二十、审议通过了《关于推荐董事候选人的议案》，并同意提交股东大会审议

同意推荐Clive BANNISTER先生为公司非执行董事候选人，Clive BANNISTER先生出任公司非执行董事后将不在公司领取薪酬。Clive BANNISTER先生的董事任职资格需经本公司股东大会和中国保险监督管理委员会分别审批通过后生效。贺培先生自Clive BANNISTER先生的董事任职资格生效之日起正式卸任公司非执行董事。

Clive BANNISTER先生的简历请详见本公告附件。

表决结果：赞成19票、反对0票、弃权0票

二十一、审议通过了《关于审议<独立非执行董事履职情况报告>的议案》，并同意将该报告提交股东大会审议通过后上报中国保险监督管理委员会

表决结果：赞成19票、反对0票、弃权0票

二十二、审议通过了《关于调整为控股子公司提供综合担保额度的议案》，并同意提交股东大会审议

同意对本公司向控股子公司提供的综合担保余额做如下调整：

1、对控股子公司担保余额的额度调整至不超过公司最近一期经审计净资产的50%；

2、本公司对任意一家控股子公司提供的担保余额额度在股东大会批准的总额度内不再设上限，但单笔担保额度权限不得超过公司最近一期经审计净资产的10%；

3、授权本公司执行董事在股东大会批准的担保余额额度内对具体的担保进行审批。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

二十三、审议通过了《关于前次募集资金使用情况的报告》，并同意提交股东大会审议

表决结果：赞成 19 票、反对 0 票、弃权 0 票

二十四、审议通过了《关于授予董事会一般授权，以配发、发行及处理不超过公司已发行 H 股 20%的新增 H 股的议案》，并同意提交股东大会审议

表决结果：赞成 19 票、反对 0 票、弃权 0 票

二十五、审议通过了《关于投资富通投资管理公司的议案》

同意本公司就投资富通投资管理公司吸收合并荷兰银行旗下资产管理公司（不包括某些非核心资产）后全部已发行股份的 50%，与富通银行签署不具有法律约束力的《谅解备忘录》，并授权执行董事在《谅解备忘录》确定的原则和条件下，与富通银行协商并签署相关具有法律约束力的交易文件。

具体内容请详见本公司关于《投资富通投资管理公司的公告》。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

以上第十三至第十六、第十八至第二十四项事项须提交本公司 2007 年度股东大会审议，具体内容请详见本公司另行公布的 2007 年度股东大会通知和会议资料。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008 年 3 月 20 日

附件：

Clive BANNISTER 先生简历

国籍： 英国 **出生年月：** 1958 年 10 月 28 日

工作经历：

2006.11 至今 汇丰控股有限公司集团常务董事（保险业务）

- 出任集团管理委员会成员之一，该委员会是一个由九 9 位高管人员组成的行政会，主席为集团行政总裁纪勤。
- 负责在三年内，把汇丰保险业务（寿险、财产险、再保险及集团自保）的利润由占集团份额的 10%（约 21 亿美元）倍增至 20%；在 2007 年年底，汇丰保险的税前利润为 32 亿美元。当前，汇丰保险的保费收入共 170 亿美元，资本额 70 亿美元，雇员总数 9,000 人，分布在 35 个地点。汇丰保险在平安保险（中国第二大人寿保险公司）及其他多家保险公司均有董事席位。
- 汇丰是全球第二大银行，资本额 2,000 亿美元，业务遍及 83 个国家，雇员总数 31 万人。

2001.7 - 2006 .11 汇丰集团私人银行业务总经理及行政总裁

1998.6-2001.5 汇丰集团私人银行业务行政总裁

负责在亚洲、瑞士、欧洲及美洲 70 个地点的私人银行业务，雇员总数 5,700 人。

- 据估计，汇丰集团私人银行在 2007 年的税前利润为 13 亿美元 （6 年内税前利润增长 12 倍），跃身成为全球第 3 大私人银行，排名仅次于瑞士联合银行及 Credit Suisse ； 管理资产 3,400 亿美元，资产负债表加总 600 亿美元 ，资本额 45 亿美元。
- 收益分配： 欧洲 - 50%（雇员总数 3,400 人）；亚洲 - 30%（雇员总数 1,300 人）；美洲 - 15%（雇员总数 1,100 人）

董事席位： 汇丰保险控股有限公司

被委任为： HSBC Private Bank (UK) Limited 主席
HSBC Private Bank (Monaco) Limited 主席
HSBC Guyerzeller Bank AG Switzerland 董事
HSBC Private Bank (Suisse) SA 汇丰私人银行（瑞士）有限公司董事
HSBC Private Bank (France) 董事
HSBC Private Bank (Suisse) Holdings AG 汇丰私人银行（瑞士）控股 有限公司董事

1998 担任汇丰集团主席庞约翰的特别顾问，负责规划及制订首项集团战略，名为“增值管理”，在 1999 至 2004 年期间实施，包括 8 项急需执行的措施。

1996-1998 **汇丰证券公司有限公司**

投资银行主管及副主席

- 组建集团第 20 组公司，雇员总数 650 人

- 持有总值 3 亿 5,000 万美元的持有资产以支持债券及证券
- 主管投资加拿大及拉丁美洲银行业务

产品范围包括：企业融资、私募证券、项目融资、槓桿资本、证券资本市场

董事	汇丰证券有限公司及 HSBC Markets Inc	纽约
	汇丰詹金宝加拿大有限公司	多伦多
	HSBC Capital (Canada) Inc	温哥华
	Midland Montagu Private Equity Inc	纽约

1994-1996 **汇丰投资银行控股有限公司董事** 伦敦、香港、纽约

策略部主管

- 汇丰集团私人银行业务董事，负责欧洲联系工作
- 负责汇丰投资银行控股有限公司旗下子公司的规划工作，包括汇丰银行资产管理、 Samuel Montagu、 汇丰投资银行亚洲、詹金宝、汇丰私人银行业务
- 汇丰投资银行控股有限公司 HSBC Investment Bank Holdings plc 资本达 3 亿 7,500 万美元， 利润为 6 亿 7,500 万美元 ；在 47 个国家经营业务，雇员 5,500 人。

1991-1993 **Booz Allen & Hamilton（博思艾倫策略及技術諮詢公司）合伙人** 伦敦

- 欧洲保险实务主管，被选为博思艾倫环球最年青合伙人
- 为欧洲各地的领头保险公司、银行及投资银行提供顾问服务

1987-1990 **Spicer & Oppenheim Consultants 顾问服务公司创办人兼董事** 伦敦、巴黎、新加坡

- 创建公司，办事处遍及伦敦、巴黎、香港、新加坡，雇员总数 45。七成的顾问服务集中为金融机构提供战略建议。
- 1990 年秋售予博思艾倫策略及技術諮詢公司。

1984 -1987 **博思艾倫策略及技術諮詢公司 - 总监** 伦敦

1981-1984 **First National Bank of Boston （波士顿第一国民银行） - 贷款主任** 伦敦、波士顿

- 完成银行贷款主任培训，并获调往波士顿加入特别行业部
- 为美国片厂及有线电视营运商提供股本贷款

1991-1996 **Wax Lyrical - 非执行主席** 伦敦、都伯林、杜拜、

- 英国最大的蜡烛分销商，共有 52 家店铺，销售额为 3,000 万美元

教育及奖项

2005	获VRL KnowledgeBank （前称VRL Publishing）选为全年最出色私人银行家
1997	美国“一般证券代表”资格（第7系列“一般证券” 水平、2003年续照）（在美国，所有执业的证券经纪人必须通过该资格考试。）
1991.8	美国斯坦福大学商学院：行政人员短期课程
1983 -1984	扶轮基金工商管理硕士奖学金
1979	三井奖学金：在日本游历及念书
1978	土耳其Northcotte 国际学生奖学金
1977-1980	英国牛津大学文学士二级荣誉（政治、哲学、经济） Exeter 学院（文学硕士1982）
1972-1977	英国伦敦University College School Hampstead中学

ERNST & YOUNG

Ernst & Young Hua Ming
Level 16, Ernst & Young Tower
Tower E3, Oriental Plaza
No. 1 East Chang An Ave.
Dong Cheng District
Beijing, China 100738
Phone: (86) 10-58153000
Fax: (86) 10-85188298
www.ey.com/china

安永华明会计师事务所
中国北京市东城区
东长安街1号东方广场
安永大楼(即东三办公楼)16层
邮政编号：100738
电　话：(86) 10-58153000
图文传真：(86) 10-85188298

内部控制审核报告

安永华明(2008)专字第 60468101_B12 号

中国平安保险(集团)股份有限公司董事会:

我们接受委托，审核了后附的中国平安保险(集团)股份有限公司(以下简称“贵公司”)管理层编写的《中国平安保险(集团)股份有限公司内部控制自我评估报告》(以下简称“内部控制自我评估报告”)中所述贵公司于 2007 年 12 月 31 日与财务报表相关的内部控制的建立和实施情况。贵公司按照财政部颁布的《内部会计控制规范—基本规范(试行)》的有关规范标准的规定，对贵公司及其子公司于 2007 年 12 月 31 日与财务报表相关的内部控制的建立和实施的有效性进行了自我评估。建立健全合理的内部控制系统并保持其有效性、确保上述内部控制自我评估报告中所述与财务报表相关的内部控制的建立、实施和保持其有效性，以及确保上述内部控制自我评估报告的真实性和完整性是贵公司管理当局的责任，我们的责任是对贵公司上述内部控制自我评估报告中所述的与财务报表相关的内部控制的实施情况发表意见。

我们的审核是依据中国注册会计师协会颁布的《内部控制审核指导意见》进行的。在审核过程中，我们实施了包括了解、测试和评价内部控制建立和实施情况，以及我们认为必要的其他程序。我们相信，我们的审核为发表意见提供了合理的基础。

由于任何内部控制均具有固有限制，存在由于错误或舞弊而导致错误发生但未被发现的可能性。此外，根据内部控制评价结果推测未来内部控制有效性具有一定的风险，因为情况的变化可能导致内部控制变得不恰当，或对控制政策、程序遵循程度的降低。因此，在本期有效的内部控制，并不保证在未来也必然有效。

我们认为，于 2007 年 12 月 31 日贵公司及其子公司在上述内部控制自我评估报告中所述与财务报表相关的内部控制在所有重大方面有效地保持了按照财政部颁发的《内部会计控制规范—基本规范（试行）》的有关规范标准与财务报表相关的内部控制。

本专项报告仅供 贵公司 2007 年年度报告之目的使用；未经我所书面同意，不得作其他用途使用。

（此页无正文）

安永华明会计师事务所

中国 北京

中国注册会计师 吴志强

中国注册会计师 黄悦栋

2008年3月19日

中国平安保险（集团）股份有限公司

2007年度内部控制自我评估报告

第一部分 前 言

中国平安保险（集团）股份有限公司（以下简称“中国平安”或“公司”）一向以国际化标准、专业透明的公司治理而著称。公司建立的“权责制衡的内部监管体系，专职专业问责制的董事会、高度负责的监事会、国际水准的高级管理队伍以及架构完整的各专业委员会”，为公司持续稳健发展提供了保障。公司率先采用国际会计师审计、聘请独立的外部精算公司、国际咨询公司，并在同行中率先引入海外高级管理人才和国际先进的管理体系。

公司自1988年成立以来始终致力于构建符合国际标准和监管要求的内控管理体系，2007年公司开展内控架构改革，重新规划并设立了集团统一的内控管理机构——内部控制管理中心。通过完善专业子公司合规管理架构、建立合规管理政策和工具，合规的事前风险防范作用开始显露；各职能中心和专业子公司通过建立、完善内部管理制度，精算部门、各业务部门和各级机构对日常经营风险的监控进一步加强；通过全系统稽核监察架构改革建立的稽核垂直管理体制，实现了稽核监察资源的集中管理和调配，审计的独立性得到最大程度的保证，同时通过优化稽核、审计平台，推行远程审计，提高了稽核检查监督的工作效率。事前、事中、事后风险管控相辅相成、相互制衡的内控管理三道防线愈加坚固，有效防范了经营决策及管理风险，确保了公司的稳健经营。

2007年度公司采取的系列内控完善改进举措，使得公司内部

控制执行情况在“规范成熟的公司治理结构、统一的内控管理、完善的制度体系、先进的管控模式和得力的团队管理”的内控环境中呈现不断优化态势。

现将本公司的内部控制情况报告如下。

第二部分　公司内部控制基本情况

一、公司治理

“集团控股，分业经营，分业监管，整体上市”高度概括了公司国际化标准的公司治理结构。公司根据《中华人民共和国公司法》、《上市公司治理准则》等相关法律法规建立了完善的公司治理结构，股东大会、董事会、监事会，和管理层职责明确，并建立了完备规范的议事规则、决策机制、决策评估、责任追究机制和独立董事制度。股东大会、董事会、监事会，和管理层之间各负其责、规范运作、相互制衡，在内部控制中的权责清晰，为公司内部控制目标的实现提供了合理保证。2007 年 6 月，公司被亚太区著名杂志《Corporate Governance Asia》及亚洲企业各界联合评选为“亚洲企业治理 2007 年度杰出表现奖”，是获得该奖项历史上唯一的中国大陆金融及保险企业，显示公司规范成熟的治理结构获得广泛认同。

二、集团内审地位及架构设置

为强化董事会决策功能，确保董事会对管理层的有效监督，完善公司治理结构，根据《公司法》、《保险法》、《审计法》及公司章程等相关规定，在董事会授权下，公司于 2002 年成立了由半数以上独立非执行董事组成的集团审计委员会，全面审查和监督

公司财务报告、内部审计方案及内部控制有效性，审阅和审查财务、经营、合规、风险管理情况。集团内审地位及架构设置为公司内控建设提供了强有力的组织保证。目前集团内审地位及架构设置如图示：


董事会
审计委员会
集团稽核监察部
上海分部
深圳分部
综合管理室
IT稽核室
监察室

（各专业公司设立稽核监察部门）

三、公司内控制度建设及实施情况

公司自成立以来一直注重内控制度建设，按照法律、行政法规、部门规章以及上市规则的要求建立了涵盖公司层面、下属部门及附属公司层面、各业务环节层面及各项相关管理活动的较为健全的内部控制制度。2007 年公司根据监管政策、行业准则以及

公司管理制度的变化，进一步完善公司内部控制制度，并朝建立国际一流的内控体系迈进。

在注重执行的企业文化引导下，公司内控制度得到有效实施，2007年公司开展全面制度、流程检视工作，推动了制度、流程的完善优化和执行。稽核工作反馈情况显示业务活动合法合规性提高，员工违规行为减少，大案要案率显著下降。

四、公司风险控制活动

作为综合金融服务集团，公司在集团风险管理委员会（以下称“风管会”）策划下，建立了风管会统一领导下的由各系列风险管理执行官、专家小组构成的覆盖各专业公司的风险控制体系。保险、银行和投资系列的风险管理执行官，分别负责监管保险系列子公司（产、寿、养老、健康险公司），投资系列子公司（资产管理、证券、信托公司）及银行系列子公司（深圳平安银行）。保险及资产管理专家小组共同管理保险 ALCO。银行系列风险管理委员会下设资产负债委员会、风险政策委员会、巴塞尔新资本协议管理小组，全面负责银行的风险管理。

（一）业务风险控制

1、保险类业务

作为以保险业务为核心的多元化金融服务集团，公司建立了完善的保险业务风险控制体系。风险控制活动涵盖所有业务经营管理各方面，主要包括产品开发、销售管理、核保核赔管理、服务质量管理、咨询投诉管理、再保业务管理、单证印鉴档案管理、业务处理系统、客户信息交叉使用等各个环节。集团风管会及所属保险专家小组、资产管理专家小组共同管理保险资金的资产负债匹配风险，定期评估利率风险、市场风险、信用风险。每个监

控环节都充分明确了每类风险的识别、评估与防范控制措施。公司还建立了产、寿、养老险区域管理体制，进一步实现了业务经营管理的统一化、标准化、规范化。有关保险业务的风险控制活动详见附件1。

2、投资类业务

集团风管会监控投资业务风险，通过投资业务风险执行官和各子公司的风险管理部，定期识别及量化各业务线的市场风险、信用风险、流动性风险、集中风险及外汇风险。集团合规部监控政策法规风险及运营风险。有关投资类业务的风险控制活动详见附件2。

3、银行类业务

银行风险管理委员会负责监控整体风险管理。风险政策委员会具体负责制定、管理风险政策；首席风险执行官组织、领导全行风险管理工作。总行设立了相关职能部门具体负责风险管理工作。风险控制活动涵盖授信、资金、存款及柜台、中间业务等各业务环节，有效防范了银行资产负债匹配失衡风险、市场风险、信用风险、流动性风险及组合战略风险。有关银行业务的风险控制活动详见附件3。

（二）财务控制

公司历来重视财务风险的控制，控制活动涵盖财务会计制度、职务牵制、财务报告、实物资产管理、资产减值准备管理、负债管理、预算控制与费用管理、财务系统、资金控制、税务管理等方面。此外，公司正在推行会计作业的集中处理模式，确保财务、会计信息真实、准确。有关财务方面的风险控制活动详见附件4。

（三）人事管理控制

人力资源管理中心负责公司薪资、绩效和员工关系方面的操

作和管理，通过制定并执行一系列配套规定、管理制度、办法及操作手册等，确保人事管理符合国家和地方的相关法律法规、维护员工合法权益且满足公司企业文化和战略执行的需要。

薪资管理方面，公司制定了薪资管理制度，明确公司薪酬理念、薪酬体系、各方职责及薪酬管理具体操作流程，并根据各级人力资源部门的管理成熟度进行分级授权和定期检视、动态调整，在确保决策效果的基础上提高了决策效率。人力费用纳入费用预算管理体系，通过对人力预算编制过程的监控和预算执行结果的考核，确保人力预算编制科学、合理，人力费用使用合规。薪资计算，包括税金等各项扣款均通过薪酬系统自动执行；薪资支付采用集中支付模式，授权统一由集团的员工服务中心转至员工的银行帐户；薪酬系统数据通过系统接口进入财务核算系统，进行对应的财务核算，减少人为干预，保证薪资计算、支付和财务核算的安全、准确，降低风险。2007 年，公司引进国际先进的 Peoplesoft HR 管理系统，进一步优化该模式，加强各环节的管控，提高系统稳定性和效率。

绩效管理方面，为深入贯彻"竞争、激励、淘汰"机制，提高员工的绩效能力，确保公司战略目标有效达成，公司不断优化绩效管理体系，秉持"结果导向、成败全责"的绩效管理理念，通过事前明确目标、事中检视与辅导、事后考核与结果反馈的过程管理模式，确保绩效结果公平、合理，并以此作为各项奖惩的基本依据，针对性地采取不同措施激励和促进员工自觉提高绩效水平，让优秀人才脱颖而出，保持队伍的活力和公司持续的市场竞争力。2007 年，公司引进 Peoplesoft HR 管理系统，作为绩效管理的核心 IT 平台进行流程控制和管理。

员工关系管理方面，公司制定有《异动管理操作手册》，对入

司报到、转正、内调、借用、实习、离司等环节的操作流程进行了详细释义，规范各异动环节的操作和管理，确保异动手续合法合规且得以顺利办理。合同的新签、续签、解除、终止等方面，公司均依据国家和地方的劳动法规办理，同时根据人员类别、岗位重要性及绩效考核结果确定合同签订期限、试用期及违约、补偿金额等。人事档案管理方面，公司制定有《人事档案管理制度》，严格按照国家档案管理制度相关规定，遵循统一管控、分级管理、安全保密的原则，对员工的人事档案进行了科学、规范的管理，有效归存和利用。

招聘管理方面，公司制定了各类人员招聘管理制度，根据人力规划和招聘目标进行人员需求分析、招聘信息发布、应聘信息收集、人员筛选等全过程管控。招聘活动遵循明确计划、规范标准、突出潜质、严格核人、责任追踪、高效服务和定期检讨的策略，以确保招聘效率和招聘质量。

（四）信息技术控制

作为金融企业，本公司一直关注使用信息技术来提高风险防范能力，在系统设计和开发时已经充分考虑了风险管控功能，通过对各风险点的事前及事中逻辑校验和控制，建立系统数据完整性和有效性的检查机制，有效防范内部和外部道德风险；通过数据库触发器建立全面的数据修改事后稽核机制，增强数据库审计手段，从而有效地防范经营风险。

公司采用信息系统和数据集中管理的模式，所有信息系统和数据集中在总部管理。信息管理中心负责全公司信息系统的开发和维护，其他职能中心和保险专业子公司作为信息系统的用户，并不承担系统的开发和运维。信息管理中心的内部控制主要体现在以下六方面:

1. 组织架构

信息管理中心下设开发、运营、规划三个系列。各系列划分为多个职能部门，各职能部门职责清晰、分工明确，保证了信息技术的规范管理，有效地降低了内部技术管理风险。IT 开发服务系列主要负责公司信息系统的开发和测试；IT 运营服务系列主要负责公司信息系统（包括基础设施和应用系统）的运行监控和维护，保证系统能够正常运行；IT 规划服务系列主要负责协助业务规划，信息管理中心内部工作流程的制定、事务管理和重大项目管理。系统开发部门只负责系统开发，系统维护由系统运营部门来操作。

同时，针对某些特别重要的工作，信息管理中心成立专门的部门和岗位来负责，做到专人专岗。例如：成立了应用开发支持部，专门负责应用系统的测试；成立了信息安全组，为公司信息和信息系统安全建设提供技术支持；每个开发部门都有 QA 岗，管理开发项目的质量。

2. 系统开发控制

系统开发和修改由开发部门负责，基于 CMMI2 级标准创建了一套最基本的软件开发项目的过程管理体系，包括：项目策划、项目监督与控制、过程与产品质量保证、软件配置管理、统一的需求管理体系、基本的项目开发生命周期。

开发的程序代码通过 Clear Case 进行统一的保存和版本管理，制定了明确的项目复审、项目变更、项目配置管理、项目质量监控等控制流程。

3. 系统运营控制

应用系统的维护由 IT 运营服务系列负责，运营服务流程遵循 ITIL 标准，有详细、完整的系统运营操作文档。所有的新建、变

更、撤销操作都必须经过严格的审批和测试，确定没有问题后才能实施。对于应用系统业务数据的修改必须获得业务部门的审批和授权。系统运行实现 7*24 小时监控，对于系统异常能够及时发现、报警、处理，保证系统的稳定运行。

帐号管理方面，公司核心业务系统使用公司的 UM（用户管理）系统进行统一的帐户和权限管理。帐号权限的申请必须经过业务部门负责人的审核，帐号的管理操作由信息管理中心系统运营部统一处理，并每半年对系统帐号权限进行集中的清理。UM 系统与人事系统关联，确认申请员工身份，及保证员工离司后，其帐号和权限即时失效。信息管理中心虽然负责信息系统的开发和维护，但是要求信息管理中心内员工不能有业务系统的业务操作权限。

在深圳和上海建立了两个数据中心，管理所有基础设施和应用系统服务器。数据中心的建设符合国家标准，其管理通过了 ISO9001 认证，实现 7*24 小时监控，并定期对基础设置进行检查和测试。

4. 网络管理

目前公司的业务包括保险、银行、投资等多个领域，公司内部针对各业务领域划分了不同的网络区域和数据库，每个业务领域都有防火墙隔离和加密访问控制。对于银行、数字证书中心等有特殊监管要求的区域，划分了单独的物理空间和网络区域，实现真正的物理隔离，以满足监管部门对不同行业的安全监管要求。

5. 信息安全管理

信息管理中心成立了独立的信息安全团队负责推行及确保公司的信息安全管理和保护工作。公司遵照 ISO27001 标准建立了“平安信息安全管理体系”。

公司建立了计算机安全应急系统，制定了详细的应急方案，并定期检查、维护应急的设施、设备和系统，确保其处于适用状态。公司信息安全应急响应小组，负责信息安全事件的预警、响应和调查等工作，能够及时处理突发的安全事件。公司有专门的容灾备份队伍。在日常操作中，对数据库等重要信息实施了异地备份，在上海和深圳建立了互为备份的数据中心。此外，还制定了详细的灾备方案，并在日常变更管理中对应急计划进行及时升级和维护，定期举行了灾备演习。根据国务院信息化办公室发布的文件《重要信息系统灾难恢复指南》中对灾难恢复等级划分的规范性定义，公司的容灾能力已达到第 5 级“实时数据传输及完整设备支持”的水平。

6. 信息披露

目前公司涉及互联网信息发布的网站是 PA18 网站和行销支持管理网站，均已建立完善、安全的网上信息发布审核和检查制度，确保信息发布的合法、合规。

PA18 网站是公司的门户网站，主要刊登来自内部及转载的金融信息，没有论坛、社区等可供网民自由发表言论的频道。转载的信息文稿必须来自正规网站且为已对国内公开发布的新闻。网站所有动态上传信息均须经过公司内部安全性、合规性审核。网站还配有监控人员，每天不定时抽样浏览网页，一旦发现问题会及时上报并纠正。

行销支持管理网站是公司面向内部业务员的网站，只有公司业务员能访问，主要为业务员提供行销咨询，并设有论坛作为交流场所。网站上发布的所有信息都须先经过公司内部专人审核，以确保所发布信息符合规定。论坛由公司市场部直接负责管理，并制定发贴规则和值班制度。所有在此论坛发布的信息都须经过

值班人审核，以确保内容合规。

（五）关联交易

根据保监会《保险公司关联交易管理暂行办法》的规定，公司制定了《关联交易管理制度》，以明确关联交易各相关部门的分工和基本处理流程，保证该类交易符合相关监管和信息披露的要求。2007年8月，董事会通过议案，授权执行董事在授权额度内对本公司与控股子公司之间发生的三大类重大关联交易进行审批。财务部门制定相关内部工作指引，规范了关联交易操作。资金部根据公司相关制度和监管机构批复的关联银行存款豁免额度，制定关联方交易银行存款额度管理办法，对公司及子公司在关联银行所开立帐户采取统一的限额管理（按法人公司核定），定期统计关联银行帐户余额、上报异常情况。关联交易在上证所的披露事项及董事会和股东大会相关议案的准备工作由董事会办公室负责，在香港联交所的披露事项由法律事务部负责。

通过在公司全系统贯彻关联交易管理制度，控制了关联交易处理风险，同时提高了关联交易处理效率。

（六）防范舞弊

公司严格执行《公司法》、《会计法》和《内部会计控制规范》等相关法律法规的规定，在岗位权限设置、物资采购、成本费用、资金、财务系统等方面建立了相关的内部控制制度和措施，防范舞弊。

在岗位设置方面，建立公司和各子公司的公司治理结构、各级经营管理组织架构规范及岗位分类，要求严格执行不相容职务相互分离控制的原则，保证公司内部部门、岗位及其职责权限的合理设置，形成互相制约，互相监督的机制。在物资采购方面，公司采取集中采购的管理方式，制定了招投标机制并要求在大额

采购合同中增加反商业贿赂条款，对全系统采购活动的各环节实行制度管理和标准流程操作，保持公开透明，堵塞采购环节的漏洞，减少采购风险。在财务内控方面，公司成立了财务内控项目小组，建立内部财务内控平台，要求各专业子公司财务部每月上报财务内控与合规报告，保证业务、财务数据的一致性。在费用管控方面，严格实行报销双签制度，确保费用支出的合规性和真实性。在财务系统建设方面，积极推进自动制证，减少和消除人为操作。严格管控财务系统的用户权限，对于财务人员换岗、离司等情况，及时在系统变更权限，加强财务系统安全性控制。

五、信息披露与沟通

集团执行委员会下设投资者关系管理委员会，专职负责信息披露，并制定了《投资者关系管理委员会工作手册》，对信息披露的制度与流程进行了详细规定。建立了董、监事沟通渠道，保持沟通畅顺、充分；建立了投资者回访制度，虚心听取意见和建议；建立了证券分析师沟通机制，提供信息支持；建立投资者查询机制，及时满足股东信息要求，严格保证所有股东在同一时间获得相同信息。为此，国际投资者对中国平安的信息披露给予了高度评价：披露的广度和深度达到国际领先水平；披露的信息完整、有连续性；数据信息的假设/计算严谨，可靠性高。

公司品牌宣传部具体负责公司对内对外的信息整合与发布、媒体关系管理及危机管理，识别、收集、处理、报告涉及公司目标实现及经营管理有效运作的内外部信息，使管理层及员工能够了解相关信息，遵守涉及其责任和义务的政策和程序。公司制定的《信息披露事务管理制度》、《重大突发事件应急处理规定》等相关制度，确保了及时、真实、完整地向监管部门和外界报告、

披露相关信息，确保在出现紧急情况或重大突发事件时，相关信息能够得到及时报告和有效沟通。

六、监督

中国平安目前正着力推行事前、事中与事后三位一体的风险管理和监督体系，对业务环节和经营管理进行持续性的全方位、全过程的监督：合规部门通过制度评审、合规审查和合规检视，对各种风险进行事前识别和把关；通过审计工作平台和预警系统等，在集团的统筹协调下，由各专业子公司对各业务流程中的高风险环节进行高频率、持续的监控，实时发现、分析和处理各类问题，并督促责任部门及时进行整改；集团稽核监察部则通过风险导向的年度常规稽核、每年100%二级机构和50%三级机构的稽核覆盖率及重点检查高风险机构和业务环节，执行事后监督。监督体系如图示：


平安集团审计委员会领导下具有高度独立性的集团及专业公司的内控检查监督体系
第一道防线：风险的事前管控
第二道防线：风险管理的技术支持及事中管理
第三道防线：风险的事后监督
专业公司合规部门
集团合规部、法律事务部
风险管理委员会及银行/投资/保险附属委员会/各业务部门、风险管理部
专业公司及二级机构稽核监察部/法律岗
集团稽核监察部、法律事务部
审计平台、合规平台、预警系统、风险评估模型、专业公司的内控平台系统

具体说明如下:

（一）事前监督

合规风险管理是公司内部控制的重要组成部分。公司在集团层面设立了合规部；在专业子公司层面设置合规部门、合规负责人或岗位，并在各部门内指定合规协调人，负责对各业务部门及业务环节进行日常合规支持、检视和监控。

集团合规部组织各层级合规人员对各自专业系列的合规风险进行信息收集、识别、量化、评估、监测和整合控制，建立合规风险监测关键指标体系及合规风险体系信息平台，并持续跟踪集团及各专业子公司合规风险的变化情况，进而汇总公司整体合规风险，并通过组织与合规内控管理工作相关的战略规划、管理策略等方面的专题讨论及对策研究，协助集团管理层制定合规内控政策。

集团合规部还负责组织集团及专业子公司进行合规风险自查工作，督促公司各部门进行制度梳理和检视。与此同时，合规部门根据合规检视情况，对各机构、各业务环节的重点风险进行筛选、提示，为稽核检查提供指导，提高稽核的深度和效率。

同时，各层级合规部门根据制度检视、法律意见及稽核反馈

信息，查找公司制度上的缺失或瑕疵，发现制度执行过程中的偏差及其原因，并提出有针对性的制度、流程改进建议，协助相关部门建立健全公司的制度体系，从而建立起公司良好的合规环境与合规文化。

（二）事中监督

事中监督包括业务部门的持续监控和审计工作平台的过程监督。

1、业务部门持续性监控

公司采取各种手段确保各部门和员工在日常经营和履行职责的过程中持续获取相关信息，相关部门通过电脑系统监控和现场检查监控等措施，对内控制度的健全性、合理性、有效性进行检查、分析，并评估其实施的效率和效果。例如：理赔、核保、客服等部门建立并实施了相应的业务审计制度；财务部门每年开展财务大检查和财务工作达标评级活动。

2、审计工作平台的过程监督

公司正在全力开展审计工作平台及预警系统、监察管理平台的建设和推广工作，通过搭建平台并制定操作规范、设计预警系统风险指标，推行日常、远程审计检查，极大地提高了稽核频率并使稽核监督重心从“事后”前移，对公司各个部门和各个环节进行全天候全过程的风险控制和监督，更及时地发现操作或道德风险，避免或减低公司风险和损失。

同时，预警系统指标数据和日常、远程审计结果亦为常规稽核确定重点机构和重点检查环节提供评估依据，有效地提高稽核效率。

（三）事后监督

公司目前建立了由集团、上海/深圳稽核分部、子公司和二级

机构稽核监察部组成的完善的稽核网络，并在国内同业中率先推出 IT 稽核。目前公司已拥有一支遍及全国的 400 多人的专职稽核队伍。集团稽核监察部及上海、深圳稽核分部以独立的身份对集团各职能中心和所有子公司及其二、三级机构进行全面的常规稽核，实现稽核检查的监督和风险防范功能；各子公司及其下属机构稽核监察部门则以内部人身份介入到子公司的所有日常内控管理工作，与集团稽核监察部形成内外合一的稽核监督体系。通过分布全国的稽核队伍，及时检查、揭露、追踪和防范经营管理中的各类风险。

公司采取四种稽核方式紧密结合模式：一是常规稽核－稽核部门依据国家法律法规和公司稽核管理办法，按照既定的范围、流程和方法对公司经营的各个环节进行常规性的稽核，常规稽核最后形成的是对被稽核单位内控状况的客观评价；二是专项稽核－通过全面深入地揭示公司经营管理中存在的各种有害现象，分析问题的成因和危害，提出解决办法和管控建议，有效地改善公司的业务品质、降低运营成本、提高管理效率，并减少风险的发生；三是离任稽核－根据《公司法》及《保险公司董事和高级管理人员任职资格管理规定》等国家法律法规和公司各项规章制度，以及各级领导干部的岗位责任，公司在干部离任时对其任期内的职业操守，有无违规违纪情况以及是否存在未了经济责任等问题进行的稽核；四是远程/日常稽核－大大提高审计监控频率，及时发现诈骗、不合法、不合规现象的苗头，防患于未然，对机构的日常经营管理起到帮助和促进的作用，有利于机构完善其内控体系。

在稽核监察的日常工作中，通过开展廉政教育、处罚申诉、案件查处及管理，通过对信访投诉跟踪、落实并及时反馈，通过

修订公司《“红、黄、蓝”牌处罚制度》并监督其执行，严格执行公司相关制度规定；通过注重稽核的整改落实、建立规范的后续跟踪程序以确保稽核建议得到落实和改进等工作，保障和促进公司的风险管理和内部控制水平不断提升。

同时，公司内部稽核监察部门还与外部审计单位以及外部监管机构保持密切联系，收集分析外部审计和监管信息，更加全面地掌握公司的内控执行情况，并进行针对性的监督与管控。

第三部分　内部控制检查监督工作的情况及对2007年工作计划完成情况的评价

根据公司构建“事前、事中、事后三位一体”风险监控体系的思路，各级合规部门和稽核监察部门是公司内部控制检查监督职能的执行主体，分别负责事前监测和事中监控、事后监督。

2007年，该两部门均全面完成年度工作计划，确保公司拥有健全且不断完善的内控制度体系，保持较高的风险管理水平。具体如下：

各级合规部门致力于建立合规制度体系，开展制度评审、合规审查和检视，搭建合规平台等工作，促进公司整体风险防范水平进一步提高：

1、建立较为完备的合规管理制度体系：依据监管法规并参考国际成熟的内控运作模式，拟订《集团合规管理办法》、《合规管理工作手册》等合规政策和管理工具，基本实现与国际接轨；

2、开展制度评审、合规审查和检视：全年累计评审新制度122个、新业务181个、新流程33个、新产品87个；累计完成现有制度检视159个，主流程检视465个，子流程检视1662个；跟踪法律法规、监管规定和行业规则的变化情况，向集团职能中心及子公司高级管理人员提供合规建议31条；充分利用合规检视成果，为常规稽核提供风险点提示清单108件；完成平安银行和深圳市商业银行合并的合规检视工作；

3、搭建合规平台：全面启动合规风险识别平台和风险评级系统建设，实现合规风险管理进一步系统化、标准化；

4、建立专业子公司风险指标及风险限额的汇报机制；

5、指导专业子公司进一步规范公司治理机制，完善内控制度

及管理体系，开展内部控制制度检视工作，全面监控内部控制风险，实现制度化管理。

各级稽核监察部门致力于完善稽核监察制度体系，开展稽核项目，优化稽核平台和组织架构、稽核队伍规划等工作，有效确保了公司主要内部控制的有效实施：

1、进一步完善稽核监察制度体系，促进稽核工作标准化、规范化：编写《稽核监察工作手册》，作为稽核人员日常工作标准和工具；修订申诉管理、"红、黄、蓝"牌处罚等稽核监察管理制度，调整处罚执行、稽核报告签批流程，完善各项报表报告事项；制定新的案件管理流程，对系统内案件进行统一管理、督办和指导；完成《机构内控风险评级管理办法》初稿，为确定稽核现场检查频度、深度提供参考依据；

2、完成稽核项目任务及整改跟踪：全年稽核项目计划完成率100%，共完成常规稽核402个、IT稽核18个、专项稽核191个、离任稽核299个；同时，定期对各项稽核检查结果进行整改跟踪；

3、优化稽核平台：经过一年的运作，产、寿、养老险审计工作平台正常运行并不断优化，同时推动和支持证券、银行、信托审计工作平台的建设，引入先进的管理工具和手段，实现稽核监察纵向深入、全程监控全系统日常经营；

4、优化稽核组织架构：把保险类子公司及所属二级机构稽核监察部门架构设置、人员管理、工作规划等纳入集团稽核监察部垂直管理范畴，以进一步提高稽核工作及稽核人员的独立性，更有效整合稽核资源；

5、稽核队伍生涯规划、充实及转型：制定并实施集团稽核人员职业生涯规划方案，为稽核人员提供了多层次、多渠道的职务发展通道或专业化上升路线；同时加大稽核人员的充实，使稽核

队伍保持应有的人力水平；制定稽核人员培训方案，在各级稽核监察部门之间实行稽核人员轮岗学习计划，以提高稽核人员专业水平，提升职业技能。

第四部分　内控制度及其实施过程中出现的重大风险及其处理情况

公司内控体系随着公司的发展壮大愈加显现其“促管理、促效益、促发展”的功效，内控建设取得的显著成效有目共睹，但内控制度及其实施过程中仍然存在一些风险，主要表现在：

一是在风险识别与评估方面，由于新业务、新流程的不断快速更新变化以及新领域的不断拓宽，由此带来的风险点的识别、规范和控制需要一个过程，存在一定的滞后性风险。

对此，公司已自2007年开始加强合规事前风险管控职能，组织各级合规部门根据公司战略发展方向进行合规风险信息的收集、识别、量化、评估以及新制度、新流程、新业务评审等，以期将新业务、新流程的风险识别和评估工作尽可能提前，减少新业务、新流程实施后的风险。

二是在内部控制保证公司制度充分执行方面存在风险。近年来，随着公司跨越式大发展，业务规模的不断扩大，执行力对于公司愈显重要。近年公司在全系统不断强化“重在执行”的企业文化理念，但在实际工作中，仍有个别机构在面对机构或小团体利益时，制度执行不到位，有的机构甚至违规经营，损害了公司和行业的整体利益。

对此，公司在继续加强“守法+1”遵纪守法教育的基础上，一方面，推广日常审计，配合常规稽核，通过运用多种稽核手段提高稽核频率、广度和深度，最大程度查出不合规现象；另一方面，修订完善《“红、黄、蓝”牌处罚制度》，并加大处罚执行力度，惩戒不合规行为，营造良好的合规环境。

三是在内部控制从根本上杜绝违法违规行为方面存在风险。

随着公司内部控制机制的不断完善，违法、违规案件及涉案金额均呈逐年下降态势，但还不能从根本上杜绝。个别机构合规经营意识薄弱，在地区市场无序竞争的环境下，为了抢占市场份额，扩大业务规模，存在核保不规范、手续费支付不规范等问题。

对此，公司已自 2007 年开始组织各级合规部门开展合规风险自查、督促业务部门进行制度梳理和检视等工作，并根据制度检视及稽核反馈信息，针对制度缺失和瑕疵、制度执行偏差提出制度、流程改进建议，增强内控制度体系的健全性，提高内控制度杜绝违法违规行为的效果。

四是公司现有内控制度、流程的制定，均以符合外部法律法规和监管部门要求为基础，未充分考虑制度、流程的设计及其实施的效率。随着公司违规违纪行为的减少，要实现“价值最大化”的公司目标，内控体系建设应在合规的前提下提倡提高经营效率、促效益、促发展。

对此，一方面，公司在制定或修订内控制度、流程时充分考虑其实施效率；另一方面，通过提高稽核队伍的专业水平和职业技能，促使稽核定位向“顾问型”转变，使稽核范围扩大至经营效率。通过高覆盖率的稽核检查把促效益、促发展的观念传播至各级单位。

综上所述，对于上述风险，公司经营管理层已有清醒的认识并已采取切实有效的措施。公司将继续加强内控体系建设，尽可能降低和化解风险。

第五部分　完善内控制度的有关措施及2008年内部控制有关工作计划

2008年，公司将继续按照法律法规、保监会、银监会、人民银行、证监会等监管部门的相关规定以及香港联交所、香港证监会和上海证交所的要求，进一步加强内部控制建设，继续强化事前、事中、事后监督体系，完善监控的制度、方法和工具，并重点做好以下工作:

一、进一步理顺内控中心架构，全面整合平安内控系统资源，充分发挥内控体系整体协同作战能力。

二、推动集团和各系列专业子公司风险管理架构搭建。全面设计各系列风险指标及其限额，推动各系列开发或完善风险评估模型。

三、完善内控管理制度和工作平台，建立全面自我评估机制，实现内部整体风险把控。保证稽核平台正常运作，正式启用合规平台，实行风险评级制度。启动风管、法律平台搭建。形成统一、规范内控管理工作标准，不断提升内控管理工作效率。

四、打造优质内控队伍，建设平安经营管理人才库。全面实施稽核、合规员工生涯规划。完成并推广风管、法律人员生涯规划和培训计划。全面提高内控人员素质、增强内控队伍战斗力，打造一支精良的内控队伍。

五、严格按照监管机关和董事会公司治理要求不断提高内部控制管理水平，保持与审计委员会和各类监管机构的良好关系。积极参与国家各类监管机构的规划研究工作，发挥公司影响力，提高公司声誉，为公司创造良好的内、外部经营环境。

附件 1：中国平安保险（集团）股份有限公司
风险控制活动——保险类业务

公司保险业务风险控制活动涵盖产品开发、销售管理、核保核赔管理、服务质量管理、咨询投诉管理、再保业务管理、单证印鉴档案管理、业务处理系统等各个环节。

一、产品开发

（一）确立公司的产品风险由子公司的产品管理委员会进行管理的架构。子公司的产品管理委员会负责制定各种标准和指南，以确保本公司特定产品之风险控制在可接受的限度内，并与特定的产品性质相符。在建立和实施产品开发内部控制制度中，强化风险控制涵盖岗位分工、产品调研、产品定价、产品支持、销售人员培训、行销辅助品等关键环节。

（二）建立公司的精算主管、法律责任人以及产、寿险等子公司的相关首席执行官对各产品的设计和定价进行审批的制度，确保符合相关产品标准并遵守各种指南要求。

（三） 实施“两核”部门负责密切监督相关的政策与程序的监督机制。

（四）设定总体自留风险限额并购买再保险，以进一步降低产品风险。

（五）建立并实施产品开发管理程序在产品销售后对产品进行监控跟踪，例如，寿险子公司建立了产品开发管理程序，每月对销售、盈利情况进行跟踪分析。另外，公司持续跟踪新产品的销售，对重要的新产品，单独对其进行经验分析。

二、销售管理

（一）建立了比较完善的销售人员管理制度，以促进诚信行

销。例如，产险子公司从新人培育到晋升、考核、淘汰等都建立较完善的体系，规定了《销售人员职业操守条例》等制度，对销售人员的聘任、考核、晋升、解聘做出了明确的规定，尤其是强调了销售人员的品质管理，对销售行为作出具体规范。又如，寿险子公司各业务系列（个险、银保）在人员管理上实现了标准化、规范化管理，制定了明确细致的制度进行规范和指引，对各系列销售人员在入司、晋升、考核、档案、佣金、薪酬、品质管理等各个方面进行了详细的规定，并严格执行。寿险子公司还建立了销售人员失信惩戒机制，针对销售过程中的违规行为如代签名、误导、不实告知、滞挪保费等作出了明确的处理办法，建立业务品质评议委员会（简称"业评会"）对全体销售人员的重大品质案件进行审议和裁决。

（二）建立统一的行销辅助品管理制度。公司采取行销辅助品由总公司统一设计，各分支机构征订的管理办法，对总、分公司行销辅助品相关作业流程和要求作出了明确的规定，以规范销售行为，防范销售误导。其中，寿险子公司制定了《个险行销辅助品管理办法》，实行分支机构辅助品开发报审制，采用编码管理方法严格保证行销辅助品的合规性。

（三）建立健全业务品质管理制度。例如，产险子公司制定了《代理业务管理办法》、《代理管理达标考核办法》、《应收保费管理办法》、《续保业务管理办法》、《关于严格规范手续费提取的通知》等制度，按月对代理、车行、综拓、新渠道等业务进行专项分析，跟踪、督导业务品质良性发展；每年对机构代理业务管理进行达标检查和评定，保证合法、合规经营，不断提高机构销售管理水平。

此外，公司还通过电话、信函、人工等方式对新购买公司保

险产品的客户进行售后跟踪服务，对客户反馈信息进行分析整理并定期追踪。

三、核保核赔管理

公司有明确的核保和核赔标准，并实施权责明确、分级授权、相互制约、规范操作的核保、理赔管理机制，通过明确的岗位职责、分级授权制度，结合日常考核及审计，强化核保核赔人员的风险管理意识，提高风险管理水平。

公司在国内同业中率先推行“两核”制度,“两核”人员只对业务品质负责，而不对业务量负责。这种将两核与业务拓展、行政管理工作分开的垂直专业化管理模式，提高了承保、理赔工作质量，控制了各类承保和理赔风险:

1、建立首席核保/赔人管理机制：产、寿险等子公司在分支机构设立首席核保/赔人，为机构最高核保/赔权限管理者，在总公司核保/赔授权的范围内对机构内核保/赔作业负有最终审定权和解释权;

2、制定明确的核保、核赔标准：核保方面，寿险制定了《个人寿险投保规则》及相关险种的续保规定；核赔方面，产、寿险等子公司制定了理赔案件受理、立案、审核签批、理赔调查及理赔卷宗缮制等方面的作业指导，为“两核”风险防范奠定了基础;

3、实行权责明确的“两核”权限授权制度;

4、对两核人员实施专业管理：实施“两核”专业技术人员评聘管理办法，详细规定核保、核赔人员适任条件、评聘考核、制式培训、专业操作等，定期进行人员的培训与考核。养老险子公司建立了包括《平安养老险两核人员评聘管理办法》、《养老险核赔人管理办法》、《养老险核保人管理办法》、《养老险业务审定委员会运作规程》在内的完善的“两核”人员管理制度，对两核人

员实施专业管理，分级授权；

5、建立全国后援管理中心，全面推行“两核”集中作业。集中后，新契约的录入、人工核保、问题件处理、撤件、承保等作业集中到后援中心操作，非立等可取的理赔案件的提调、保险事故的责任认定和保险金额理算以及审核和签批由后援中心操作，大大降低了公司“两核”环节的操作风险。

四、服务质量管理

（一）建立专业审计制度，对服务质量进行规范管理。公司已陆续建立了理赔审计、核保审计、客服审计等专业审计制度，例如，在理赔审计方面，公司理赔部门开展了理赔人员资格与电脑用户管理检查、理赔案件抽查与典型案例评点、受益客户回访检查、车险理赔品质集中审计、理赔基础管理与理赔政策执行情况检查等，对理赔人员的专业技能、职业操守和服务理念予以指导、监督、考核，发现和总结机构理赔环节存在的问题，为机构理赔品质改善提出建设性意见；在核保审计方面，对核保、契调、体检的工作流程、制度建设和执行情况、核保工作质量等方面进行审计。

（二）不断改进服务质量管理体系，进行有益的探索。例如，2007 年产险子公司实施车险理赔提速行动、车险理赔减损行动，并采取创新理赔运作模式，提高第一现场查勘率、建立重大疑难案件调查制度等措施，确保服务质量不断提升。

（三）统一投诉受理渠道和投诉处理服务机制。公司通过全国统一服务电话中心 95511、95512，建立对内、外统一的投诉受理渠道，确保客户对理赔各环节的投诉能得到准确、及时地处理；同时，通过投诉系统，建立透明快速的投诉处理服务机制。95511、95512 推行投诉结案客户、理赔结案客户 100%的回访制度，回访

结果作为改善服务以及两核人员服务满意度考核的主要依据。

五、咨询投诉管理

（一）制度建设方面，建立了咨询投诉处理作业指导，制定了投诉受理、调查、拟定解决预案、协商、解决的操作、答复、结案与归档、纠正与预防措施等作业的相关要求。同时，明确了营销、区拓、保费、契约、理赔、银保、财务、稽核、品牌等部门的职责和相互之间的协作，从而保证了对咨询投诉处理中发现的问题的核实、分析、反馈、整改及跟踪监督。其中，产险子公司开发了投诉管理系统，完整记录投诉情况并提供数据分析。寿险子公司建立了首问接待制，当客户向公司寻求服务时，只需一次接触，其需求都能被记录，并通过信息系统传递到相关部门，由专业人员为客户提供及时服务。

（二）在各级客户服务部门配备专门的投诉管理人员，通过定期发布投诉报告，对全系统的投诉情况进行分析，提出公司各服务环节的改进建议，为决策部门提供数据参考。例如，寿险子公司通过设立专门的投诉处理岗，使用投诉处理系统 CCS 系统进行管理，设置追踪提示、业务流转、业务处理等功能，大大提升了投诉处理时效及客户满意度。

六、再保业务管理

公司建立并实施了科学的分保管理流程，建立了职责分明、互相制约的分保机制。例如，寿险子公司设置了职责明确的再保险管理团队和开发团队，科学评估以确定自留额和分保方式，对超出自动承保限额的人身险保件，由上海后援核保作业中心将其上报至总公司核保部做临时分保，保证及时、多层次、足额分保。而产险子公司设置了独立的再保部门，制定《再保险管理制度》，明确了商业比例再保合约、各险种非比例再保险合约、临时再保

险、分入业务等再保处理的操作流程和管理办法，明确了再保账单报送、再保与“两核”管理、再保数据管理以及考核与奖惩规定。养老险子公司依据《团险再保临分作业规则》，对符合临分标准的业务由总部核保确定合理的自留额和分保方式进行分保。

七、单证、印鉴、档案管理

（一）单证管理方面，公司制定了完整的单证管理制度，明确了单证设置、征订、印刷、入库、保管、发放、回销和销毁等操作的管理，并制定了相关的罚则。此外，产、寿险等子公司均完善了原有的单证管理系统，大大加强了单证风险管控。养老险子公司对相关违规行为制定罚则，对相关人员按规定追究责任。

（二）印鉴管理方面，为进一步规范和加强公司印章的刻制、保管、使用等管理工作，保证印章使用的合法性，公司制定实施印章管理有关规定，明确了公章刻制和保管、公章使用审批流程、部门印章管理、印章管理责任书签订、印章使用检查等相关规定。产、寿险等子公司还对下属三、四级机构的印章实行集中（到二级机构）管理，有效防范了印章保管、使用中存在的道德风险。产险子公司重新制定了《公章使用审批流程（修改版）》，明确了公章保管、使用登记、使用审批、授权管理等流程。养老险子公司对印章从刻制到销毁等一系列环节制定有非常详细的规定和要求。

（三）档案管理方面，公司建立了完整的组织架构和管理制度。集团公司于 2003 年制定了《档案管理实施办法》，明确了档案的分类、档号标识和实体排列方法、档案的保管、借阅、统计、保密、鉴定、销毁、移交、岗位责任制及考核办法等，同时推广使用“平安文件处理系统”和“平安档案管理系统”，充分利用网络资源，实现信息共享，维护档案的完整与安全，有效地控制了

档案管理的风险。

八、客户信息交叉使用

公司为加强客户信息交叉使用的内部控制，制定了客户信息交叉使用规范。在制定和实施客户信息交叉使用内部控制制度时，强化了三类关键环节的风险控制：一是信息交叉使用的需求提出应包括全面的风险评估及应对措施；二是审批程序明确，严格遵守信息交叉使用的基本原则；三是数据移交过程应采取安全措施。

九、业务处理系统

（一）建立稳定、高效、能够对业务提供全面功能支持的业务处理系统。2007 年，根据业务需要，养老险子公司建立企业年金业务管理系统，健康险子公司建立了医疗网络评估系统及质量标准。

（二）制定业务处理系统的管理规章、操作流程、岗位手册和风险控制制度。其中，产险子公司制定了《机构网络系统安全管理规定》和《平安产险信息系统用户管理实施细则》，规范了用户权限申请和变更流程，明确了各系统用户权限分配原则，并对用户申请审批流程和要求进行了规定，成立了平安产险信息安全员队伍。

（三）实施操作权限管理，并及时根据业务和控制需要对业务处理系统进行改进。产、寿、养老险业务处理系统已实现帐户权限集中管理，解决了公司分散授权、机构自行授权等问题，实现权限审批和分配的操作分开，审批和操作过程都通过 ITSM portal 逐笔记录，提高了信息安全性。

此外，公司还建立了产、寿险区域管理体制，分别成立了四个区域事业部。2007 年寿险对原区域事业部进行了调整优化，增加了中西区事业部。各事业部除了负责推动区内机构销售外，还对机构

的日常经营管理活动进行监控，对经营指标的异动情况进行监测。

附件2：中国平安保险（集团）股份有限公司
风险控制活动——投资类业务

集团投资管理委员会及**ALCO**委员会定期召开会议，报告各类投资经营战略及各类投资风险，对市场风险值、信用风险值、风险限额执行情况、未来**3-6**个月现金流预测、第三方资产流动性决口、交易系统监察信息、重大案件及监察信息等风险指标的监测结果，以及资产管理公司、证券公司和信托公司的市场风险、信用风险、利率风险、资产负债匹配风险、运营风险等进行监控。

具体风险控制活动如下:

一、资产管理公司投资业务管理

平安资产管理公司负责集团本部及子公司的投资业务。资产管理公司拥有完善的公司治理结构，设有董事会、监事会和经营管理层，董事会、监事会、经营管理层分别建立了会议制度和议事规则，按照《公司法》的规定正常运作。在董事会下设置审计委员会，在管理执行层面设置投资决策管理委员会。目前正在管理执行层面筹备设置合规委员会，以达到对公司投资业务内控合规管理的统筹规划及有效监督。

公司目前设有合规、风险控制、稽核监察三个职能部门/室，正着力推行事前、事中与事后三位一体的风险管理和监督体系，对业务环节和经营管理进行持续性的全方位、全过程的监督，以实现对公司经营予以全面风险管理的目标。

公司于**2005**年对集团投资战略和投资管理平台进行了调整。新的管理平台界定了管理范畴，且具有管理多种货币、多种投资资金和服务多种客户的特点，实施了标准、专业、清晰的决策流程和投资审批流程，建立了严格的年度计划审批及月度**KPI**检讨

追踪的经营例会制度。同时，投资决策管理委员会定期讨论和决定公司重大投资战略，确定各投资组合的投资方针、方向、原则和策略，审定组合资产配置方案。集团亦建立了明确的投资决策程序和授权制度，每一决策步骤均有明确的投资责任人和授权限制。集团合规部参与对投资管理制度及操作规定的合规评审，以保证投资流程正确、安全。资产管理公司合规部门、风险管理部门负责投资方面内控制度的制定和实施、投资活动的日常风险管理，并及时反馈风险评价信息。

根据公司核心品种投资平台、资产配置平台、包装销售平台、运营平台、共同资源平台等不同功能的划分，在公司经营管理层领导下设置了不同的业务部门和管理部门。经营管理层领导对各部门的分管职责明确、各部门的职责划分清晰，且将各部门的职责落实到岗。同时，特殊岗位的人员具有相应的知识、经验和技能，能有效履行岗位职责。

在业务活动控制方面，资产管理公司建立投资决策管理、投资操作管理、投资风险管理的架构。集团首席投资执行官领导的投资决策管理委员会制定公司的投资方针、投资方向以及投资原则和策略，公司分管领导组织各业务部门负责落实执行。公司已建立健全投资交易授权审批体系，在具体的投资交易活动中，由风险管理部对审批流程的合规性进行实时监督和控制。公司主要业务部门之间建立了健全的隔离墙制度，确保不同委托资产、不同业务部门相对独立；电脑部门、财务部门、监督检查部门与业务部门的人员不得相互兼任，资金清算人员不得由电脑部门人员和交易部门人员兼任。各业务部门制定了统一的业务指引和操作流程，针对业务的主要风险点和风险性质，制定明确的控制措施。在产品对外营销方面，公司已完成产品开发流程设计，对销售管

理流程制定了相关制度予以规范和指引。修订投资审批流程和操作规范，设立客户服务及反馈流程，建立客户资料及档案保管制度，根据业务模式完成部分业务系统的改进。为提高公司投资决策、投资操作、投资风险管理的运作效力，避免人工操作的误差，公司已聘请专业咨询公司开发设计公司新投资管理平台系统，不断优化对投资业务的内部控制环境和条件。

2007 年 **3** 月，中国平安资产管理（香港）有限公司（以下简称“香港资产管理公司”）正式获得香港证监会颁发的在港从事第 **9** 类受规管业务的资格，即资产管理牌照，香港资产管理公司将有资格为公司内部各子公司和境内外机构提供股票、基金、债券等投资组合管理服务，从而与负责国内资产管理业务的平安资产管理有限责任公司一起，共同构成了中国平安强大而全面的管理与投资业务平台。

公司目前正在对投资业务系统进行更新，对系统功能进行改造与完善，以满足业务类型不断扩大、规模迅速扩张的发展趋势。系统各模块将把合规要求全面融入，提供风险指标，反映各类业务的市场、信用、利率、流动性风险情况；业务将按需求对 **IT** 系统持续提出新要求以不断优化。

公司的第三方资产管理业务规模正在不断扩大。为保证第三方资产管理业务符合公平交易的原则，促进第三方资产管理业务的规范运行，公司制定并发布了《公平交易投资管理制度》，全面、系统地规定了开展资产管理业务的原则、程序和方法，以确保第三方委托人的利益不受损害。

二、证券公司业务管理

证券公司建立包括风险管理委员会、风险管理部、各事业部内控协调人、各营业部风险经理的四级风险管理体系，负责对各

项业务的事前和事中风险进行统一识别、评估、控制和管理。同时，通过制定配套的风险管理制度和内部控制措施，借助于先进的风险管理平台，对各项经营风险进行全方位的监督和管理。

风险管理主要制度包括《风险管理办法》、《风险管理部工作制度》、《风险控制指标管理办法》、《业务差错管理办法》、《风险管理委员会议事规则》、《授权管理办法》、《突发事件应急预案指引》等。

公司从**2005** 年**3** 月开始重新建设集中监控系统，于**2005** 年**6** 月投入运行。集中监控系统通过采集柜台交易系统、新意法人清算系统、交易所和登记公司、**Oracle** 财务系统和银证资金往来系统数据，数据间保持了相互的独立性。集中监控系统具有预警监控、稽核审计、查询统计、客户资金独立存管核对等多项功能。为了方便监管部门监管需要，公司集中监控系统提供了统一的接口，可以安全、快速的向上级部门报送监控报告，根据监管部门的要求可以与监管部门的相关系统对接，方便监管部门及时查询。公司还通过投资管理系统、权证风控系统等系统对自营、资产管理、衍生产品等业务进行日常监控。

公司建立以净资本为核心的监控体系，制定了《风险控制指标管理办法》，每日生成净资本计算表，财务企划部分析差异原因。风险管理部负责监控公司净资本的日常变化，履行预警和报告职责。财务企划部按中国证监会的有关要求，每月编制和上报财务报表和净资本报表，每一会计年度末，由会计师事务所对公司净资本计算表进行审计，并出具专项审计报告。公司净资本管理基本形成了事前评估、事中监控及事后报告与处理相结合的运行机制。

2007 年，经过积极争取和充分准备，平安证券获得了中国证

监会批复成为合规试点单位，是深圳唯一一家试点证券公司。合规管理及建设得到监管部门的认可，将对提高公司的分类监管评级及业务发展起到积极的促进作用。平安证券目前已经建立包括合规委员会、合规总监、合规部、各事业部内控协调人四个层级的合规管理架构体系。同时，证券公司将继续加强责任体系建设，强化内部约束机制，树立合规经营和风险控制为核心的责任理念。

公司实行证券营业部总经理负责制，明确规定了八类营业部不得从事的经营活动，并在营业部设风险经理履行一线监管职能，对营业部财务人员和电脑人员实行垂直领导和考核，配合经常性业务检查。

（一）经纪业务：经纪业务由经纪业务事业部负责，公司相关部门对经纪业务进行后援支持和风险监控。经纪业务事业部对营业部实行统一管理，营业部实行总经理负责制，设风险经理履行风险控制的一线监管职能。同时完善和推行了财务、电脑委派制，总部对营业部财务人员和电脑人员实行垂直领导和考核。配合经常性的内部稽核，保证营业部不出现大的风险隐患。营业部严格在其经营范围内，根据公司授权进行经营活动。

（二）投资银行业务：投行业务发展委员会负责投资业务重大经营决策，证券子公司设立发行承销业务的内核小组，由公司专业人士和外聘专家组成，投行业务所有签约项目事先须经合规部合规审查。

（三）自营投资业务：公司自营业务的最高决策机构为公司董事会，公司自营业务规模和可承受的风险限额由董事会确定。公司设立投资决策委员会，负责公司自营投资项目的日常决策，自营部门执行投资决策委员会决定，与其它业务在人员、场地、信息等方面执行严格的隔离墙制度，在自营部门内部实行决策和

执行完全分离。风险管理部定期量化市场风险， 信用风险和汇率风险， 把自营投资资金的风险限制在公司可承担的范围内。

三、信托业务管理

信托业务作为保险、银行、资产管理等三大业务群中资产管理业务的一部分，主要由信托公司运作。

公司依据相关法律法规建立了健全完善的公司治理结构，公司股东会、董事会、监事会和经理层各负其责、规范运作、相互制衡，监事会充分发挥监督职能，董事会下设审计委员会、财务委员会、提名薪酬委员会和信托委员会，行使相应决策职能。

信托公司根据现行法律法规和公司信托业务发展的需要，建立了一整套信托业务操作、管理、控制制度，覆盖了信托业务研发、产品设计、业务报备、专用账户设立与管理、产品推介及设立、产品运营管理、信息披露、利益分配与审计、财产托管、财产终止等各个环节，对每个环节都充分明确了风险识别、风险防范措施和信托业务操作、审批流程及相关岗位职责。

公司还建立了业务和资产的风险识别、计量和控制的完整体系，运用包括敏感性分析在内的多种手段，对风险等进行持续监控，明确风险管理流程和风险化解方法。公司依据所处环境和自身经营特点设立了严密有效的四道业务监控防线：一是建立重要一线岗位双人、双职、双责，加强对单人单岗业务的监控；二是相关部门、岗位之间相互制衡，不同部门职责分工明确，不相容职务适当分离，信托业务运作严格遵照职责分离、信托业务与自营业务分离的原则，已设定有效的前台、中台、后台职责，有效防范风险；三是建立独立的监督部门对各项业务、各分支机构、各部门、各岗位全面实施监控、检查和反馈；四是对公司各类业务和风险实施总体控制。

此外，公司业务部门在日常经营和履行职责的过程中，遵照公司相关业务管理办法及风险管理制度的内控要求，对风险进行检查、分析和评估。内控部门则是借助多项风险评估和量化工具来实现管理：法律合规部运用流程测试表等工具，对公司合规风险进行信息收集、识别、量化、评估、监测和整合控制，同时为公司的各项业务提供合规咨询、培训、评审等工作，实现事前对法律合规风险的防范；风险管理部将通过建立统一的风险计量分析系统对各类风险进行全方位的有效地识别、计量、控制，以优化业务组合；稽核监察部则通过执行稽核检查，开展各种形式的廉政教育，处理申诉、信访投诉、案件查处和管理等工作，评估公司管理效率和对风险事项进行事后反馈。

信托公司管理规范，已成为业内资产优良的知名品牌，在监管机构历次检查中均获得好评。目前，信托公司各项关键指标均在业内位居前列，显示了公司良好的经营状况、稳健的经营风格和较强的风险控制能力。

附件3：中国平安保险（集团）股份有限公司风险控制活动一银行类业务

银行风险管理委员会是银行风险管理的最高决策机构，制定全行风险政策、制度并进行监督。风险政策委员会具体负责制定、管理风险政策；首席风险执行官是风险管理执行工作的最高责任人，负责全行风险管理工作的组织、领导。总行设立了风险管理部、信贷审批部、信贷作业部、信贷管理部、市场风险管理部、运营风险管理部等职能部门具体负责风险管理工作。上述委员会和职能部门的主要职责：一是负责拟定或修订所有经营部门和作业的风险管理战略、政策和流程，为董事会的决策提供依据，同时在全行范围内对组合风险战略、信用风险、市场风险、作业风险、内部欺诈和渎职、其他风险（诉讼、声誉等）进行监控；二是负责部门层面有关风险管理事项的重组事项、部门工作人员调整等。委员会以及信贷风险管理部的主要业务风险控制活动具体如下：

一、信用风险控制事项

主要包括拟定、批准银行的信用风险管理政策和流程，贯彻落实独立审批员制度等。

（一）对公业务方面

1、根据对公业务发展状况修订《公司业务信贷政策》，完善全行管理、监督、控制对公信贷工作的政策、机制、流程，详细规定了从事对公信贷及风险管理工作人员的责任和权限，并为银行从事对公信贷及相关风险管理工作的部门和人员开展相关工作建立了明确的标准、要求、制度。

2、信贷风险评级是信贷风险管理的一项基本工具，是风险管

理过程中重要且不可少的一部分。银行在遵循巴塞尔新资本协议、人民银行以及银监会有关信贷评级的基本原则与要求的基础上，编制《信贷风险评级体系》，将信贷风险评级分为十二级。银行信贷风险评级采用以风险为基础的评级方法，以评估客户的还款能力为核心，综合考虑还款的各类来源，包括客户的正常营业收入、授信担保等因素，根据授信的风险状况和回收率确定风险评级，从而揭示信贷资产的实际价值和风险程度，真实、全面、动态地反映信贷资产质量，发现信贷资产发放、管理、监控、催收以及不良资产管理中存在的问题，加强信贷管理，并为提取损失准备提供依据。

3、制定《公司业务目标市场指引》，使银行可以通过行业分析识别客户所处的行业，了解行业运作的共同特点，认识行业面临的共同风险，为分析客户提供帮助；行业风险分析的结果将为银行确立目标市场（信贷投向）提供依据。

（二）零售业务方面

1、根据零售业务发展状况修订《零售业务信贷政策》，包括风险管理组织架构、信贷产品、目标客户及担保品、信贷基本政策、评分卡及风险评级、审核及审批制度和流程、信贷行政管理、贷后管理、风险分析及汇报要求等内容。

2、制定《零售贷款风险分类管理办法》，为及时、动态地揭示银行零售贷款的风险状况，加强信贷管理，增强防范、化解信用风险的能力，以及计提贷款损失准备以及信贷责任认定提供依据。

3、制定《个人信用贷款授信政策（适用于深圳地区）》，包括产品定义、借款人条件、产品规格、借款人偿债能力评估、贷款申请资料、贷款限额、贷放管理等内容。

4、个人房贷方面，制定《个人房屋抵押贷款授信政策（适用于深圳地区）》以及《个人商用房抵押贷款授信政策（适用于深圳地区）》，明确贷款目的、贷款产品、抵押品、借款人及保证人、贷后管理及其他等事项。

5、个人信用卡方面，制定深商行员工信用卡授信政策、信用卡寿险代理人以及寿险客户的授信政策。《个人信用卡发卡授信准则》也已修订完毕，正处于风险管理委员会的审核过程中。

6、个人汽车消费贷款方面，制定《个人自用汽车消费贷款授信政策（适用于深圳地区）》以及《平安员工汽车消费贷款授信政策（适用于深圳地区）》。

（三）中小企业方面

1、制定中小企业信贷政策，包括授信基本政策、贷前调查流程、授信审批流程、贷后管理、授信组合管理等内容。

2、为进一步促进中小企业业务的发展，加强小额信用贷款管理，制定《中小企业小额信用贷款管理办法（试行）》，其中对贷款条件，贷款金额、期限、利率和还款方式，贷款基本资料，打分测评和贷款审批，贷款发放与贷后管理，贷款组合管理等事项进行了阐述。

（四）信贷管理制度建设

1、实行信贷集中管理。对不同币种、不同客户对象、不同种类的授信进行统一管理，设置授信风险限额，避免信用失控。

2、实行严格的审贷分离制度，授信岗位设置分工合理、职责明确，岗位之间相互配合、相互制约，做到审贷分离、业务经办与会计账务处理分离。

3、制定了《授信流程管理办法（暂行）》和《授信业务操作规程》等一系列管理规定，进一步完善授信工作机制，规范授信

额度、贷款授信业务管理，规范调查、评审、审批、出帐、授信后管理和问题授信等处理流程管理，保障本行授信业务健康发展。

4、定期修订信贷政策。根据宏观经济形势，结合本行业务发展现状，为有效指引、促进信贷业务健康良性发展，定期修订公布《公司业务信贷政策》、《个人住房贷款授信政策》、《个人商用房贷款授信政策》、《个人汽车消费贷款授信政策》、《平安员工汽车消费贷款授信政策》、《公务员信用贷款授信政策》等一系列政策指引，严格把好新增贷款“准入关”，存优汰劣，优化信贷资产结构。

5、完善授信人员管理。总行建立独立审批员制度，完成制定《授信管理专员制度》以及《授信管理专员管理办法（草案）》。在《授信管理专员制度》中，就授信管理专员的定义、岗位的分布、级别与权限、评任条件、评任及晋级流程、表现评估以及培训等事项做出了明确规定。同时该制度还明确了管理专员的范围、考核与薪酬以及群体结构。独立审批员制度的建立以及上述制度的出台，将进一步推动银行信贷业务及信贷风险管理水平的长足发展。

二、资金业务风险控制事项

（一）加强资金运用管理

通过制定《资金与债券业务市场风险管理办法（暂行）》、《资金与债券业务内部控制与交易行为管理办法》、《资金与债券业务决策及风险管理办法（修订）》、《资金与债券业务决策及风险管理操作规程（修订）》等规章制度，实现资金业务组织结构的权限等级和职责分离的原则，做到前台交易与后台结算分离、自营业务与代客业务分离、业务操作与风险监控分离，建立岗位之间的监督制约机制，建立中台风险监控和管理制度，防止资金交易员从

事越权交易，防止欺诈行为，防止因违规操作和风险识别不足导致的重大损失。并成立资产负债管理委员会,对资产、负债的结构，以及资产和负债的配比关系进行分析、评估和预测，并对调整方向、力度以及运用何种手段进行调整制定政策。

（二）加强流动性风险的内部控制

通过制定《存贷比管理办法（试行）》、《头寸预报既付汇管理规定》、《资金头寸管理办法》、《人民币资金头寸管理操作规程》、《外汇资金头寸管理操作规程》、《流动性风险管理暂行办法》、《流动性风险应急计划管理暂行规定》、《内部资金管理暂行规定》等规章制度，加强本外币资金的风险管理，完善本外币资金管理体系，提高本外币资金的管理和调控能力，实现本外币资金安全性、流动性、效益性的统一，切实防范流动性风险。

三、中间业务风险控制事项

为推动全行金融业务的战略转型，本行大力发展中间业务，根据银监会《商业银行中间业务暂行规定》，制定《中间业务管理暂行办法》等有关规章制度、操作规程和内部审核程序，强化中间业务的运营管理和风险管理，加强中间业务资质、人员从业资格和内部的业务授权管理。

通过制定《银行结汇、售汇及付汇管理规定》，规范办理结汇、售汇和付汇业务的审批、操作和会计记录，实行恰当的职责分离，确保结汇、售汇和收付汇业务的合规性。

通过制定《债券结算代理业务操作规程》、《外汇综合理财业务管理办法》、《外汇综合理财业务操作规程》等规定，明确办理代理业务时设立专户核算代理资金，完善代理资金的拨付、回收、核对等手续，防止代理资金被挤占挪用，确保专款专用，不介入委托人与其他人的交易纠纷。

通过制定《万事顺卡片管理办法》、《万事顺储蓄卡章程》、《吉祥 VIP 卡客户服务管理办法（试行）》、《信用卡业务管理办法（试行）》、《信用卡会计核算办法（试行）》等规定，坚持发行贷记卡全行统一授信管理原则，建立客户信用评价标准和方法，对申请人相关资料的合法性、真实性和有效性进行严格审查，确定客户的信用额度，并严格按照授权进行审批；完善重要凭证、银行卡卡片、客户密码、止付名单、技术档案等重要资料的传递与存放管理，确保交接手续的严密；坚持定期与持卡人对账制度，严格管理透支款项，切实防范恶意透支等风险。

通过制定《安盈理财客户管理暂行办法》、《盈丰理财产品操作规程》、《证券投资基金代销业务基本操作流程》、《证券投资基金代销业务资金清算流程》、《证券投资基金代销业务账户管理制度》等规定，对理财计划的研发、定价、风险管理、销售、资金管理运用、账务处理、收益分配等方面进行全面规范，严格遵守《商业银行个人理财业务风险管理指引》和《商业银行个人理财业务管理暂行办法》，切实防范在提供个人理财顾问服务和综合理财服务过程中面临的市场风险、信用风险、操作风险、流动性风险、法律风险、操作风险、声誉风险等主要风险。

同时，本行在研发新的投资产品时，制定相关的产品开发审批程序与规范；在进行任何新的投资产品开发之前，都就产品开发的背景、可行性、拟销售的潜在目标客户群等进行分析，并报董事会或高级管理层批准。

四、市场风险控制事项

市场风险管理事项目前由 ALCO 负责。ALCO 目前是全行资产负债管理的日常机构，主要负责的风控活动有审议市场风险、审议流动性风险、研究下一阶段资产负债业务的工作、审议资本

及资产负债表，在不断优化资产负债结构的基础上，研究、制定良好的资本发展规划，审议监管指标以及审议资产负债业务品种的定价等事项。

在市场风险的控制方面，银行成立专门的市场风险管理小组、聘请高级经理人任银行市场风险管理执行官。目前，最新编制的《资金投资及市场风险管理政策与流程》正处于风险管理委员会的审核过程中。

五、操作风险控制事项

银行成立了运营风险管理部，全面负责银行操作风险管理事项。包括：制定操作风险管理（控制）政策和流程并监督执行，信贷、IT 及支行柜台业务操作情况的监督事项。另外，也负责检查双人操作、职能分离及其他内部控制体系效果等多项工作。

六、业务处理系统风险控制事项

(一)加强对人员的权限设置，加大密码技术的管理和应用力度

制定《银行系统用户管理制度》，对系统用户实施有效的用户管理和密码使用安全控制，对用户的创建、变更、删除、用户口令的长度、时效等均规定有严格的控制。

对使用计算机信息系统人员实行严格权限管理，员工之间严禁转让计算机信息系统的用户名或权限卡，员工离岗后应当及时更换密码和密码信息。

（二）加强对总行各部门及分行的信息安全检查与监管

《数据通信线路使用与维护管理办法》对各支行、总行部室所用的电信部门提供的帧中继、DDN、SDH、ISDN 和 ADSL 等通信介质和数据通信线路的使用、维护、检查和监管制定了详细的管理规定。

七、关于落实新《企业会计准则》的有关内控措施

（一）贷款减值准备

制定《信贷业务风险分类实施细则》、《非信贷资产风险分类管理办法（试行）》，对各类信贷类和非信贷资产的风险程度与实际价值进行风险管理，实行资产减值准备制定，严格执行《企业会计准则》等相关规定。

（二）资金债券投资的分类和计量

制定《资金与债券业务内部控制与交易行为管理办法》、《资金与债券业务市场风险管理办法（暂行）》，对资金债券投资的分类、市场风险的识别、计量、监测和控制提供规范管理。我行运用 OPICS 资金交易与风险管理系统作为资金与债券业务风险管理的实现工具。前台、中台、后台的市场风险的识别、计量、监测和控制统一以该系统产生的数据为基础。使用 VaR 内部模型法计算市场风险资本，并严格按照银监会关于商业银行资本充足率管理的要求计提市场风险资本。采用缺口分析、久期分析、外汇敞口分析、敏感性分析、情景分析及内部模型法对所承担的市场风险水平进行量化估计，并运用压力测试、情景分析等非统计类方法进行补充。

八、应急事件的内部控制

（一）建立处理突发事件应急制度

制定《深圳平安银行防抢劫、防火灾及防台风应急预案》，建立处理突发事件应急制度，确保银行资金财产和员工、客户的人身安全，对可能发生的抢劫、火灾、台风等特殊情况规定了应急处理流程及相应措施。

制定《AS400 主机双机热备应急切换管理办法》和《主机系统应急管理办法》，建立计算机安全应急制度，保障生产系统的安

全运行和业务的顺利进行，规定了生产系统出现故障时详细的应急方案。

（二）制定信息科技系统业务连续性计划

制定了《生产系统故障处理管理办法》和《主机系统应急管理办法》，当主机房发生渗漏水、火警、地震、恶意破坏、电源设备故障，以及主机系统、综合业务系统、卡系统、现代化支付系统、新同城支付系统、电话银行、网上银行、国际结算系统、客户与信贷管理系统、全成本系统、稽核与会计档案系统以及其他外联业务系统等出现故障等紧急情况时，规定了详细的处理工作流程和有效措施，确保信息科技系统的业务连续性。

附件4：中国平安保险（集团）股份有限公司
风险控制活动——财务控制

公司财务业务的风险控制活动主要包括对财务会计制度、职务牵制、财务报告、实物资产管理、资产减值准备管理、负债管理、预算控制与费用管理、财务系统、资金控制、税务管理等。

一、财务会计制度

公司集团财务部根据《中华人民共和国会计法》、《企业会计准则》、《企业会计准则应用指南》等有关法律、法规，结合公司的具体情况，制定了集团公司会计制度，适用于集团公司和各子公司，以规范和统一公司的会计确认、计量和报告，提高会计信息质量。

公司于2007年1月1日开始执行财政部2006年发布的《企业会计准则》，公司董事会于2007年4月26日审议通过“关于执行《企业会计准则2006》的议案”。

针对新会计准则在金融工具计量、保险合同认定、再保险资产负债确认方法、投资性房地产确认计量、合并财务报告等方面的变化，公司对投资核算系统、保险业务核算系统、再保险核算系统、固定资产核算系统及合并报表系统等进行了改造，于2007年完成了账务层面的转换和会计科目调整等相关工作。

二、职务牵制

公司财务系列包括财务部、企划部、资金部等部门，集团下属各专业子公司分别设有独立的财务部门，每个部门下又分别有室建制。对于专业公司下属的二级机构，则采取了财务经理总公司委派制度。三级机构的财务负责人，由二级机构委派。此举大大增强了机构财务工作的独立性。总、分、支机构均根据职务牵

制原则合理设置岗位，并明确各个岗位的职责。

三、财务报告

公司在集团财务部专门设置了财务报告室，负责中国会计准则和国际财务报告准则财务报告的编制、A股及H股上市会计信息披露、监管报表（报告）管理和披露，统筹集团会计决算和审计工作、集团会计信息质量监控和会计政策研究及运用等。各专业公司设置与之对应的职能架构或岗位，及时、准确地提供各自系列的财务报表，以配合编制集团合并财务报表，各专业公司并需确保其会计信息的真实、完整、准确。

四、实物资产管理

公司建立并保持了书面程序，明确了实物资产管理岗位的职责。公司制定了实物资产管理办法，确定了资产管理人员的岗位职责，明确了资产采购、入库、领用、调拨、维修、报废、盘点、保管与赔偿等管理流程以及资产管理考核办法。同时，寿险子公司还开发并使用了先进的资产管理系统，进一步提高公司资产管理水平。该系统将自2008年起在集团及其他子公司运用。

五、资产减值准备管理

公司按照《企业会计准则》的相关要求，于资产负债表日判断资产是否存在可能发生减值的迹象，如果存在减值迹象，将估计金额并进行减值测试；对因企业合并所形成的商誉和使用寿命不确定的无形资产，无论是否存在减值迹象，每年都进行减值测试，确保公司根据资产的可收回金额恰当地提取减值准备。

可收回金额的确定，是根据资产的公允价值减去处置费用后的净额与资产预计未来现金流量的现值两者之间较高者而定。本公司主要以单项资产为基础估计其可收回金额；难以对单项资产的可收回金额进行估计的，以该资产所属的资产组为基础确定资

产组的可收回金额。资产组的认定，以资产组产生的主要现金流入是否独立于其它资产或者资产组的现金流入为依据。

六、负债管理

公司建立了国内领先的精算人员队伍和相应的管理制度，同时从国际上聘请多名专业精算人才。在产品设计、条款拟定、准备金提取、经验分析等方面严格按国际标准及监管部门要求执行。公司在产品设计、产品定价、再保与巨灾、准备金提取充足性等方面，采取了相应的风险管控措施。

七、预算控制与费用管理

公司实行全面预算管理制度，集团执行委员会下设的预算管理委员会对公司日常经营管理中的重大预算等问题进行决策。集团董事长、集团总经理、首席市场执行官、首席人力资源执行官、三大业务执行官、子公司 CEO、直线经理在年度预算及三年规划编制过程中起主导作用，负责业务规划及发展战略的制定，对预算的制定、调整等工作进行沟通、审核和确认。集团企划部是预算工作的具体统筹者和预算编制过程的协调者，负责统筹、协调、推进集团整体预算编制的进行。各子公司贯彻执行预算管理政策，负责自身的预算控制与费用管理，科学合理分配资源，制定配套业务计划，以期实现最佳投入产出效果。公司在预算编制、审核、下发、调整、追加、分析、考核等方面，已经形成了一套完整的制度。

对于费用管控，公司推行费用全面预算管理，贯彻“有预算才能动支”的原则。各子公司都制定并实施了相应的财务权限管理办法，明确了各层级人员的审批权限。公司在财务系统中增加了预算管理模块，按科目的可控性，分别采用绝对控制、建议控制、无控制三种管理方式。这些措施，可以发挥费用预算日常预

警、月度预算追踪与评估、季度分析预警等功能，实现了成本管控由事后控制向事前、事中控制的转移。

八、财务系统

公司建立了国内业界较为完善的财务系统，各子公司及其下属机构全部实现账务处理系统化，利用网络技术和系统功能实现总部对分支机构账务处理的远程即时监控，对账务处理的全过程可以实施有效控制。同时，公司针对财务系统制定了相应的管理规章、操作流程、岗位手册和风险控制制度，积极推进财务系统稳定、高效、安全等方面的建设，账务处理自动化程度日趋提高，确保了各项业务活动得到及时、准确的反映。此外，财务系统作为重要的操作平台，在各项管理制度的执行过程中，也起到不可或缺的作用。

九、资金控制

在资金管理方面，全系统的资金由集团资金部统一管理。公司推行财务收支两条线，实行资金的集中统一上划管理，取消了分支机构的资金运用权，收入帐户全额上划总公司，支出帐户按照机构的日常费用及赔付开支计划回调资金，并核定资金限额。资金由总部统一管理和运用，有效杜绝了资金分散管理可能带来的各类风险，提高了公司资金的使用效率及效益。资金部在银行账户管理、收支两条线管理、资金限额管理、网上银行管理、资金档案管理、二级机构对三级机构的管理等方面制定了详细的考核办法，并按月对各二级机构的资金管理状况进行非现场检查，并出具考核评分通报；在现金管理、银行票据管理和财务印鉴管理等方面亦要求专业子公司制定制度和办法。公司的有价证券也由集团资金部保管，并定期进行盘点。

十、税务管理

公司在集团财务部专门设置了税务管理室，主要负责统筹全集团税务日常管理工作和提供重大交易项目涉税意见，指导及协助各子公司开展纳税申报，保证各项税款依法、及时地申报和缴纳，合理税务规划，降低税务成本，防范税务风险。建立了税务申报多级审核制度和季度税务评估制度，以保证纳税申报及账务处理的正确性，提升各专业公司的税务管理能力。

各专业公司及分支机构财务部设置相应的税务管理专岗，负责专业公司及分支机构各项税费（个人所得税除外）的申报缴纳、外部税务检查情况汇报、税务健康自查，并定期提供税务管理工作报告。

中国平安保险（集团）股份有限公司独立非执行董事
关于对外担保情况的专项说明和独立意见

根据中国证监会《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》和《关于规范上市公司对外担保行为的通知》的有关规定，作为中国平安保险（集团）股份有限公司（以下简称“公司”）的独立非执行董事，我们对公司2007年度对外担保情况进行了审慎的核查，现作如下专项说明及独立意见：

（一）本报告期内，公司没有为控股股东及本公司持股50%以下的其他关联方、任何非法人单位或个人提供担保；

（二）本报告期内，公司对控股子公司担保发生额合计为人民币4,814百万元，截至2007年12月31日对控股子公司担保余额合计人民币3,746百万元，占公司净资产的3.5%，未超过公司最近一个会计年度合并会计报表净资产的50%。除上述对控股子公司的担保事项外，公司不存在其他对外担保；

（三）公司严格遵循了《公司章程》中有关对外担保的审批程序以及内部控制制度，不存在违规对外担保情况；

（四）公司严格按照《上海证券交易所股票上市规则》、《公司章程》的有关规定，履行对外担保情况的信息披露义务，并按规定向注册会计师如实提供公司全部对外担保事项。

综上所述，公司能严格控制对外担保风险，对外担保符合相关法律法规和《公司章程》的规定。

独立非执行董事：

鲍友德	鲍友德	邝志强	邝志强
周永健	周永健	张永锐	張永銳
张鸿义	張鴻义	陈　甦（委托夏立平）	夏立平
夏立平	夏立平		

2008年3月19日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-013

中国平安保险（集团）股份有限公司
第五届监事会第八次会议决议公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及监事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司第五届监事会第八次会议于2008年3月7日以书面方式通知各位监事，并于2008年3月18日上午在深圳市观澜镇平安金融培训学院VIP会议室召开。本次监事会会议由监事会主席肖少联先生召集并主持，会议应出席监事9人，实到6人，监事段伟红女士、车峰先生和胡杰女士分别书面委托监事会主席肖少联先生出席会议并行使表决权。会议有效行使表决权票数9票，符合《中华人民共和国公司法》和《公司章程》的规定，会议合法、有效。出席会议的监事经过讨论和表决，通过如下决议：

一、审议通过了《公司 2007 年度监事会报告》，并同意提交股东大会审议

表决结果：赞成9票、反对0票、弃权0票

二、审议通过了《关于审议公司 2007 年年度报告正文和摘要的议案》

根据《中华人民共和国公司法》和《公司章程》等相关规定，监事会审议了公司 2007 年年度报告正文和摘要，监事会认为：

1、公司《2007 年年度报告》的编制和审核程序符合法律、行政法规、中国证监会和《公司章程》的规定；

2、公司《2007 年年度报告》内容真实、准确、完整地反映了公司的实际情况；

3、监事会未发现参与年报编制和审议的人员有违反保密规定的行为。

表决结果：赞成9票、反对0票、弃权0票

三、审议通过了《关于公司会计估计变更的议案》

同意本公司在符合保监发【1999】90 号文件关于所提取责任准备金不得低于法定责任准备金，以及评估利息率不得高于定价利率或 7.5%的精算规定的基础上，对定价利息率高于或等于 7.5%的高利率险种采用更稳健的评估利息率。于 2007 年度，本公司将高利率险种的评估利息率从 6.5%-7.5%降至 6%-6.5%。本项会计估计变更对本公司 2007 年度税前利润的影响为减少税前利润约人民币 9,698 百万元。

作为一项会计估计变更，评估利息率的调整，是结合本公司的具体情况，持续的、有计划进行的。本公司从 2000 年开始就逐步对预定利率高于或等于 7.5%的高利率保单的评估利

息率适当下调，本公司在2007年上半年亦按计划下调了评估利息率，该项会计估计变更对截至2007年6月30日止6个月期间税前利润的影响为减少税前利润约人民币6,260百万元。本公司在未来仍将继续推进该计划。

评估利息率下调虽然导致了公司当期的税前利润减少，但随着责任准备金的增提，高利率保单在未来可能产生的亏损也会相应减少，对公司未来产生的负面财务影响将减弱。

表决结果：赞成9票、反对0票、弃权0票

四、审议通过了《关于公司关联交易专项审计的议案》

表决结果：赞成9票、反对0票、弃权0票

五、监事会听取了公司《2007年度廉政建设报告》

与会监事对公司2007年廉政建设工作表示满意。

六、监事会听取了公司《2007年度内部控制评估报告》

与会监事对公司2007年度内部控制工作表示满意。

七、监事会听取了公司《关于公司再融资情况的报告》

与会监事充分认可本次再融资的必要性，一致认为本次再融资经过了谨慎决策，并符合法律法规规定的发行A股及分离交易可转换公司债券的条件，公司再融资信息披露和决策程序合法合规，并对再融资过程中各种事件进行了恰当处理和应对。监事会对公司再融资的决策表示理解和支持。

特此公告。

中国平安保险（集团）股份有限公司监事会

2008年3月20日

中国平安
PING AN OF CHINA

2007年报



中国平安保险(集团)股份有限公司

上海证券交易所 股份代码：601318

目录



中国平安保险(集团)股份有限公司

[illegible]

[illegible]

[illegible]

第一节 重要提示及释义

本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载数据不存在虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

本公司第七届董事会第十八次会议于2008年3月19日审议通过了本公司《2007年年度报告》正文及摘要。会议应出席董事19人，实到董事16人，委托3人(董事张永锐先生委托董事周永健先生出席会议并行使表决权，董事陈甦先生委托董事夏立平先生出席会议并行使表决权，董事王冬胜先生委托董事伍成业先生出席会议并行使表决权)。

本公司年度财务报告已经安永华明会计师事务所审计，并出具了标准无保留意见的审计报告。

中国平安保险(集团)股份有限公司 董事会

本公司董事长兼首席执行官马明哲，总经理兼首席财务官张子欣，总精算师姚波及副首席财务执行官麦伟林保证本年度报告中财务报告的真实、完整。

释义

本报告中，除非文义另有所指，下列词语具有下述含义：

公司、本公司、集团、本集团	指	中国平安保险(集团)股份有限公司
平安寿险	指	中国平安人寿保险股份有限公司，是本公司的子公司
平安产险	指	中国平安财产保险股份有限公司，是本公司的子公司
平安健康险	指	平安健康保险股份有限公司，是本公司的子公司
平安养老险	指	平安养老保险股份有限公司，是本公司的子公司
平安信托	指	平安信托投资有限责任公司，是本公司的子公司
平安证券	指	平安证券有限责任公司，是平安信托的子公司
平安资产管理	指	平安资产管理有限责任公司，是本公司的子公司
深圳平安银行	指	深圳平安银行股份有限公司，是本公司的子公司
深圳商业银行	指	深圳市商业银行股份有限公司，吸收合并平安银行后，更名为深圳平安银行
平安银行	指	平安银行有限责任公司
平安海外控股	指	中国平安保险海外(控股)有限公司，是本公司的子公司
平安香港	指	中国平安保险(香港)有限公司，是平安海外控股的子公司
平安资产管理(香港)	指	中国平安资产管理(香港)有限公司，是平安海外控股的子公司
中国会计准则	指	中华人民共和国财政部颁布的《企业会计准则》及其他相关规例
国际财务报告准则	指	国际会计准则理事会颁布的《国际财务报告准则》
中国证监会	指	中国证券监督管理委员会
中国保监会	指	中国保险监督管理委员会
中国银监	指	中国银行业监督管理委员会
香港联合交易所	指	香港联合交易所有限公司



相伴成长，健行不息

第二节 公司基本情况简介

1、 法定中文名称：中国平安保险(集团)股份有限公司
公司中文简称：中国平安
法定英文名称：Ping An Insurance (Group) Company of China, Ltd.
公司英文简称：Ping An of China

2、 法定代表人：马明哲

3、 董事会秘书：孙建一
证券事务代表：周强
电话：4008866338
传真：0755-82431029
E-mail：ir@pingan.com.cn；pr@pingan.com.cn
联系地址：中国深圳市八卦三路平安大厦

4、 注册地址：中国深圳市八卦三路平安大厦
办公地址：中国深圳市八卦三路平安大厦
邮政编码：518029
国际互联网网址：http://www.pingan.com.cn
电子信箱：ir@pingan.com.cn；pr@pingan.com.cn

5、 选定的信息披露报纸：《中国证券报》、《上海证券报》、《证券时报》
登载公司年度报告的中国证监会指定国际互联网网址：http://www.sse.com.cn
年度报告备置地点：公司董事会办公室

6、 A股上市交易所：上海证券交易所
A股简称：中国平安
A股代码：601318
H股上市交易所：香港联合交易所
H股简称：中国平安
H股代码：2318

7、 其他有关资料
首次注册登记日期：1988年3月21日
注册登记地点：中国国家工商行政管理总局
法人营业执照注册号：1000001001231
税务登记号码：国税深字440301100012316号；深地税字440300100012316号
组织机构代码：1001231-6
公司聘请的境内会计师事务所名称：安永华明会计师事务所
公司聘请的境内会计师事务所办公地址：北京市东城区东长安街1号东方广场东方经贸城安永大楼(东三办公楼)16楼
公司聘请的境外会计师事务所名称：安永会计师事务所
公司聘请的境外会计师事务所办公地址：香港中环金融街8号国际金融中心2期18楼


相伴成长，健行不息

第三节 会计数据和业务数据摘要

一、本报告期主要财务数据

单位：人民币百万元

项目	金额
营业利润	17,167
利润总额	17,483
归属于上市公司股东的净利润	15,086
归属于上市公司股东的扣除非经常损益后的净利润	14,857
经营活动产生的现金流量净额	26,433

二、非经常性损益项目和金额

非经常性损益项目(人民币百万元)	**2007年度**
非流动资产处置损益	397
除上述各项之外的其他营业外收支净额	(82)
所得税影响数	(88)
少数股东应承担的部分	2
合计	**229**

三、中国会计准则财务报表与国际财务报告准则财务报表的差异说明

单位：人民币百万元

	归属于母公司股东的净利润		归属于母公司股东权益	
	2007年度	2006年度	**2007年12月31日**	2006年12月31日
按国际财务报告准则编制的财务报表	**18,688**	7,838	**111,822**	46,375
未到期责任准备金(1)	**(113)**	16	**(199)**	(86)
寿险责任准备金(2)	**4,988**	4,723	**35,262**	30,023
递延保单获得成本(3)	**(9,373)**	(5,480)	**(41,305)**	(31,866)
递延所得税(4)	**883**	212	**1,547**	687
少数股东权益及其他	**13**	33	**107**	127
按中国会计准则编制的财务报表	**15,086**	7,342	**107,234**	45,260

(1) 在中国会计准则报表中，寿险子公司提取的未到期责任准备金不低于当期自留保费收入的50%。在国际财务报告准则报表中，本集团按精算方法(1／365法)确定未到期责任准备金。

(2) 在中国会计准则报表中，寿险责任准备金是根据中国保监会的有关精算规定计算。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号－保险合同》的规定及参照美国会计准则的要求计算各项寿险责任准备金。

(3) 在中国会计准则报表中，佣金、手续费等新业务的保单获得成本于发生时计入损益。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号－保险合同》的规定及参照美国会计准则的要求，将佣金、手续费等保单获得成本予以递延，根据其所属险种不同，分别在预计保单年限内以预期保费收入的固定比例摊销，或在保单年限内以预计实现的毛利润现值的固定比例摊销。

(4) 根据《国际会计准则第12号－所得税会计》，上述各项中国会计准则报表与国际财务报告准则报表的差异均为暂时性差异。因此，本集团按上述差异及估计未来转回时将适用的所得税税率确认递延所得税资产和负债。

四、截至报告期末公司前三年主要会计数据和财务指标

项目	2007年12月31日	2006年12月31日 调整后	2006年12月31日 调整前	本年末比上年末增减(%)	2005年12月31日 调整后	2005年12月31日 调整前
总资产(人民币百万元)	**651,104**	463,288	441,791	40.5	294,158	288,104
股东权益(不含少数股东权益)(人民币百万元)	**107,234**	45,260	36,668	136.9	32,442	32,664
归属于上市公司股东的每股净资产(人民币元)	**14.60**	7.31	5.92	99.7	5.24	5.27

项目	2007年度	2006年度 调整后	2006年度 调整前	本年比上年增减(%)	2005年度 调整后	2005年度 调整前
营业收入(人民币百万元)注	**165,204**	107,919	81,712	53.1	75,706	67,384
利润总额(人民币百万元)	**17,483**	7,736	6,258	126.0	3,656	3,756
归属于上市公司股东净利润(人民币百万元)	**15,086**	7,342	5,986	105.5	3,318	3,338
归属于上市公司股东的扣除非经常损益后的净利润(人民币百万元)	**14,857**	7,328	5,698	102.7	3,312	3,260
经营活动产生的现金流量净额(人民币百万元)	**26,433**	45,745	37,358	(42.2)	34,492	31,890
基本每股收益(人民币元)	**2.11**	1.19	0.97	77.3	0.54	0.54
稀释每股收益(人民币元)	**2.11**	1.19	0.97	77.3	0.54	0.54
扣除非经常损益后的基本每股收益(人民币元)	**2.08**	1.18	0.92	76.3	0.53	0.53
全面摊薄净资产收益率(%)	**14.1**	16.2	16.3	下降2.1个百分点	10.2	10.2
加权平均净资产收益率(%)	**16.9**	18.8	17.3	下降1.9个百分点	10.9	10.6
扣除非经常损益后的全面摊薄净资产收益率(%)	**13.9**	16.2	15.5	下降2.3个百分点	10.2	10.0
扣除非经常损益后的加权平均净资产收益率(%)	**16.6**	18.8	16.4	下降2.2个百分点	10.8	10.4
每股经营活动产生的现金流量净额(人民币元)	**3.70**	7.38	6.03	(49.9)	5.57	5.15

注:因旧会计准则下的报表格式不同,2006年及2005年调整前的营业收入仅包含保险业务收入。

五、采用公允价值计量的项目

单位:人民币百万元

项目	期初余额	期末余额	当期变动[1]	对当期利润的影响金额[2]
交易性金融资产	44,003	84,938	40,935	6,645
可供出售金融资产	95,200	178,539	83,339	–
衍生金融工具	(157)	(12)	145	240
合计	**139,046**	**263,465**	**124,419**	**6,885**

(1) 当期变动主要由金融工具的交易以及其公允价值变动引起。

(2) 对当期利润的影响金额取自财务报表中"公允价值变动收益"项目。

六、其他主要业务数据和监管指标

指标	**2007年度／2007年12月31日**	2006年度／2006年12月31日	2005年度／2005年12月31日
寿险业务			
已赚保费(人民币百万元)	**78,237**	67,619	57,490
已赚保费增长率(%)	**15.7**	17.6	7.9
投资资产(人民币百万元)(1)	**364,268**	295,940	230,248
投资收益率(%)(2)	**14.2**	7.8	4.3
赔付支出(人民币百万元)	**16,083**	9,504	9,171
退保率(%)(3)	**4.2**	3.5	3.3
平安寿险偿付能力充足率(%)(4)	**287.9**	183.1	140.7
产险业务			
已赚保费(人民币百万元)	**15,795**	11,226	7,814
已赚保费增长率(%)	**40.7**	43.7	18.7
投资资产(人民币百万元)(1)	**21,303**	16,162	11,630
投资收益率(%)(2)	**14.7**	5.3	4.3
未到期责任准备金(人民币百万元)	**13,382**	10,930	8,814
未决赔款准备金(人民币百万元)	**6,890**	5,851	5,319
赔付支出(人民币百万元)	**10,915**	8,577	6,294
综合成本率(%)(5)	**101.8**	101.8	100.9
综合赔付率(%)(6)	**61.1**	63.9	67.3
平安产险偿付能力充足率(%)(4)	**181.6**	131.3	153.4

(1) 投资资产未包含投资连结保险投资账户，已包含现金及现金等价物，投资物业。

(2) 投资收益率的计算已考虑投资物业租赁收入、现金及现金等价物利息收入，未考虑以外币计价的投资资产产生的汇兑损益。作为分母的平均投资资产，参照Modified Dietz方法的原则计算。寿险业务投资收益率的计算未包含投资连结保险投资账户。

(3) 退保率 = 退保金／[(寿险责任准备金期初余额 + 寿险责任准备金期末余额 + 长期健康险责任准备金期初余额 + 长期健康险责任准备金期末余额)／2]；

(4) 2005年的偿付能力充足率指标未按照新会计准则追溯调整后的财务数据进行重新计算。

(5) 综合成本率 = (赔付支出 － 摊回赔付支出 + 提取保险责任准备金 － 摊回保险责任准备金 + 分保费用 + 营业税金及附加 + 保险业务手续费及佣金支出 + 业务及管理费 － 摊回分保费用 + 资产减值损失)／已赚保费；

(6) 综合赔付率 = (赔付支出 － 摊回赔付支出 + 提取保险责任准备金 － 摊回保险责任准备金)／已赚保费。

第四节 股本变动及股东情况

一、股本变动情况

(一) 股份变动情况表

单位：股

	本次变动前		本次变动增减(+，-)					本次变动后	
	数量	比例(%)	发行新股	送股	公积金转股	其他	小计	数量	比例(%)
一、有限售条件股份									
1、国家持股	588,859,239	9.51	-	-	-	-	-	588,859,239	8.02
2、国有法人持股	367,542,525	5.93	-	-	-	-	-	367,542,525	5.00
3、其他内资持股	2,680,007,872	43.26	345,000,000	-	-	-	345,000,000	3,025,007,872	41.19
其中：									
境内法人持股	2,680,007,872	43.26	345,000,000	-	-	-	345,000,000	3,025,007,872	41.19
境内自然人持股	-	-	-	-	-	-	-	-	-
4、外资持股	-	-	-	-	-	-	-	-	-
其中：									
境外法人持股	-	-	-	-	-	-	-	-	-
境外自然人持股	-	-	-	-	-	-	-	-	-
合计	3,636,409,636	58.70	345,000,000	-	-	-	345,000,000	3,981,409,636	54.21
二、无限售条件流通股份									
1、人民币普通股	-	-	805,000,000	-	-	-	805,000,000	806,000,000	10.96
2、境内上市的外资股	-	-	-	-	-	-	-	-	-
3、境外上市的外资股	2,558,643,698	41.30	-	-	-	-	-	2,558,643,698	34.83
4、其他	-	-	-	-	-	-	-	-	-
合计	2,558,643,698	41.30	805,000,000	-	-	-	805,000,000	3,363,643,698	45.79
三、股份总数	6,195,053,334	100.00	1,150,000,000	-	-	-	1,150,000,000	7,345,053,334	100.00

(二) 限售股份变动情况表

股东名称	年初限售股份	本年解除限售股份	本年增加限售股份	年末限售股份	限售原因	解除限售日期
深圳市新豪时投资发展有限公司	-	-	389,592,366	389,592,366	股东自愿承诺限售3年	2010年3月1日
深圳市景傲实业发展有限公司	-	-	331,117,788	331,117,788	股东自愿承诺限售3年	2010年3月1日
深圳市江南实业发展有限公司	-	-	139,112,886	139,112,886	股东自愿承诺限售3年	2010年3月1日
公司首次公开发行A股前除深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司和深圳市江南实业发展有限公司之外的其他50家内资股股东持股	-	-	2,776,586,596	2,776,586,596	公开发行股份前已发行股份限售1年	2008年3月1日
公司首次公开发行A股时向战略投资者配售的股份	-	-	345,000,000	345,000,000	战略配售	2008年3月1日
公司首次公开发行A股时网下配售的股份	-	230,000,000	230,000,000	-	网下配售	2007年6月1日
合计	-	230,000,000	4,211,409,636	3,981,409,636		

（三） 股票发行与上市情况

1. 前三年历次股票发行情况

单位：股

种类	发行日期	发行价格（元）	发行数量	上市日期	获准上市交易数量	交易终止日期
A股	2007年3月1日	33.80	1,150,000,000	2007年3月1日	4,786,409,636	—

经公司2006年11月13日召开的2006年第二次临时股东大会、2006年第一次内资股类别股东大会和2006年第一次H股类别股东大会审议，根据中国证券监督管理委员会证监发行字[2007]29号文核准，本公司以33.80元／股的发行价格在上海证券交易所向社会公开发行人民币普通股(A股)11.5亿股，其中向战略投资者配售的3.45亿股股份自本公司A股上市之日起锁定12个月，网下向询价对象询价配售2.3亿股股份自本公司A股上市之日起锁定3个月，本次A股股票发行后，公司总股本达到7,345,053,334股。经上海证券交易所上证上字[2007]39号文批准，本公司A股股票于2007年3月1日在中国上海证券交易所挂牌上市。

本报告期内，公司首次公开发行A股时网下向配售对象配售的2.3亿股股份，于2007年3月1日起锁定3个月后可以上市流通，该部分A股股票已经于2007年6月1日起开始上市流通。

2004年6月24日公司首次公开发行H股并上市时，汇丰保险控股有限公司和日本第一生命保险相互会社均承诺，自公司H股上市后三年内不出售其所分别持有的493,333,334股及49,333,334股外资法人股转换而成的H股，本报告期内，该部分H股股票的承诺不出售期限已经于2007年6月24日截止。

2、 有限售条件的股份可上市流通预计时间表

序号	股东名称／股份类别	所持有限售条件的股份数量（股）	预计可上市流通时间
1	深圳市新豪时投资发展有限公司	389,592,366	2010年3月1日
2	深圳市景傲实业发展有限公司	331,117,788	2010年3月1日
3	深圳市江南实业发展有限公司	139,112,886	2010年3月1日
4	公司首次公开发行A股前除深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司和深圳市江南实业发展有限公司之外的其他50家内资股股东持股	2,776,586,596	2008年3月1日
5	公司首次公开发行A股时向战略投资者配售的股份	345,000,000	2008年3月1日

3、 公司股份总数及结构的变动情况

报告期内没有因送股、配股等原因引起公司股份总数及结构的变动。

4、 现存的内部职工股情况

本报告期末公司无内部职工股。

第四节 股本变动及股东情况

二、股东情况

（一）股东数量和持股情况

单位：股

报告期末股东总数	178,961（其中境内股东173,169户）

前十名股东持股情况

股东名称	股东性质	持股比例 (%)	持股总数	年度内增减	持有有限售条件股份数量	质押或冻结的股份数量
汇丰保险控股有限公司	境外法人	8.43	618,886,334	–	–	–
香港上海汇丰银行有限公司	境外法人	8.36	613,929,279	–	–	–
深圳市投资控股有限公司	国家	7.40	543,181,445	–	543,181,445	–
深圳市新豪时投资发展有限公司	境内非国有法人	5.30	389,592,366	–	389,592,366	–
源信行投资有限公司	境内非国有法人	5.17	380,000,000	–	380,000,000	–
深圳市景傲实业发展有限公司	境内非国有法人	4.51	331,117,788	–	331,117,788	–
深圳市深业投资开发有限公司	国有法人	4.11	301,585,684	–	301,585,684	质押167,910,000
广州市恒德贸易发展有限公司	境内非国有法人	2.72	200,000,000	–	200,000,000	–
深圳市武新裕福实业有限公司	境内非国有法人	2.66	195,455,920	–	195,455,920	质押95,151,976
深圳市立业集团有限公司	境内非国有法人	2.40	176,000,000	–	176,000,000	质押173,430,000

前十名无限售条件股东持股情况

股东名称	持有无限售条件股份数量	股份种类
汇丰保险控股有限公司	618,886,334	H股
香港上海汇丰银行有限公司	613,929,279	H股
中国工商银行－诺安股票证券投资基金	26,031,200	A股
中国银行－大成蓝筹稳健证券投资基金	15,541,051	A股
中国工商银行－博时第三产业成长股票证券投资基金	15,003,322	A股
中国银行－大成财富管理2020生命周期证券投资基金	12,524,028	A股
中国建设银行－银华核心价值优选股票型证券投资基金	10,972,219	A股
中国光大银行股份有限公司－光大保德信量化核心证券投资	10,814,304	A股
中国建设银行－交银施罗德蓝筹股票证券投资基金	10,000,000	A股
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪	9,384,834	A股

上述股东关联关系或一致行动关系的说明：

汇丰保险控股有限公司和香港上海汇丰银行有限公司均属于汇丰控股有限公司的全资附属子公司。

深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司之间因实际出资人存在重叠而形成关联。

大成蓝筹稳健证券投资基金和大成财富管理2020生命周期证券投资基金均同属于大成基金管理有限公司所管理的基金。

除上述情况外，本公司未知上述其他股东之间是否存在关联关系。

(二) 控股股东及实际控制人简介

本公司股权结构较为分散，不存在控股股东，也不存在实际控制人。

本公司第一及第二大股东分别为汇丰控股有限公司的两家全资附属子公司－汇丰保险控股有限公司及香港上海汇丰银行有限公司，截至2007年12月31日，两家公司合计持有本公司H股股份1,232,815,613股，占公司目前总股本73.45亿股的16.78%。

持有5%以上股权的股东的最终控制人与公司之间关系方框图如下：


员工受益所有权计划
中国平安保险(集团)股份有限公司工会工作委员会
平安证券有限公司工会委员会
平安信托投资有限公司工会委员会
80%
20%
汇丰控股有限公司
深圳市国资委
深圳市景傲实业发展有限公司
95%
5%
100%
100%
100%
汇丰保险控股有限公司
香港上海汇丰银行有限公司
深圳市投资控股有限公司
深圳市新豪时投资发展有限公司
源信行投资有限公司
其他H股股东
其他A股股东
8.43%
8.36%
7.40%
5.30%
4.51%
5.17%
18.04%
42.79%
中国平安保险(集团)股份有限公司

(三) 持有本公司股权5%以上的股东情况

公司股权结构较为分散，不存在控股股东，也不存在实际控制人。持有公司5%以上股份的股东有：

(1) 中国平安第一及第二大股东分别为汇丰控股有限公司(公众上市公司)的两家全资附属子公司汇丰保险控股有限公司及香港上海汇丰银行有限公司，合计持有中国平安H股股份1,232,815,613股，占公司目前总股本的16.78%。

汇丰保险于1969年6月17日成立，注册资本为1,500万英镑，实收资本为1,468.74万英镑，注册地址为8 Canada Square,London,E14 5HQ,United Kingdom。其主营业务为金融保险，主要经营地为英国。汇丰保险是汇丰控股的全资附属子公司，专注于发展汇丰控股的保险业务。

汇丰银行于1866年8月14日(香港注册日期)成立，普通股及优先股之注册资本分别为300亿港元及120.005亿美元，普通股及优先股之实收资本分别为224.94亿港元及110.835亿美元，注册地址为香港皇后大道中1号。其主营业务为银行及金融服务业务。汇丰银行及各附属公司在亚太区20个国家和地区设有600家分行和办事处，并在全球另外5个国家设有20家分行和办事处。汇丰银行是汇丰控股的创始成员及其在亚太区的旗舰，也是香港特别行政区最大的本地注册银行及三大发钞银行之一。

汇丰控股于1959年1月1日成立，注册资本为7,500百万美元，实收资本为5,914百万美元，注册地址为8 Canada Square,London,E14 5HQ,United Kingdom，主营业务为金融服务。汇丰控股是世界上规模最大的银行及金融服务机构之一，国际网络横跨全球76个国家和地区，办事处超过9,500个，涵盖欧洲、亚太区、美洲、中东和非洲，为超过1.25亿名客户提供全面的金融服务，包括个人理财(包括消费融资)、工商业务、企业银行、投资银行及资本市场，以及私人银行。

(2) 深圳市投资控股有限公司持有中国平安A股股份543,181,445股，占公司目前总股本的7.40%，其控制人为深圳市人民政府国有资产监督管理委员会。

深圳市投资控股有限公司是国有独资有限责任公司，成立于2004年10月13日，注册地为深圳市福田区深南路投资大厦18楼；注册资本为人民币44亿元，实收资本为人民币44亿元；法定代表人为陈洪博。经营范围为：为市属国有企业提供担保；对市国资委直接监管企业之外的国有股权进行管理；对所属企业进行资产重组、改制和资本运作；投资；市国资委授权的其他业务。

(3) 深圳市新豪时投资发展有限公司持有中国平安A股股份389,592,366股，占公司目前总股本的5.30%。

深圳市新豪时投资发展有限公司于1992年12月30日注册成立，现注册资本为人民币2.05亿元，其中中国平安工会持有其95%的股权，深圳市景傲实业发展有限公司持有其5%的股权，注册地址为深圳市罗湖区红岭中路1010号国际信托大厦2楼，法定代表人为林丽君。经营范围为：投资兴办各类实业；保险、金融信息、投资技术咨询；代理、委托投资；国内商业、物资供销业(不含专营专控专卖商品)；企业形象设计(不含限制项目)。经中国保监会以《关于确认中国平安保险股份有限公司发起人及变更章程的批复》(保监变审【2002】54号)确认，新豪时投资为公司发起人股东之一。

中国平安设立了员工受益所有权计划，由参与员工认缴员工投资集合资金并获得单位权益，而由该投资集合分别通过深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司间接投资于中国平安。员工投资集合的权益持有人以中国平安保险(集团)股份有限公司工会工作委员会、平安证券有限责任公司工会委员会、平安信托投资有限公司工会委员会的名义，分别受益拥有深圳市新豪时投资发展有限公司100%的股权、深圳市景傲实业发展有限公司100%的股权。

(4) 源信行投资有限公司持有中国平安A股股份380,000,000股，占公司目前总股本的5.17%。

源信行投资有限公司成立于2000年10月27日，注册地址为上海市浦东新区沪南公路1568号5号楼301-305室，法定代表人为郭俭忠，注册资本为人民币16亿元，其中北京恒丰永业经贸有限公司、北京裕昌隆工贸有限公司各持有其50%的股权。经营范围为：投资管理；接受委托从事企业经营管理、企业收购、合并、资产重组的策划；经济信息咨询(除中介服务)；销售百货、针纺织品、建筑材料、金属材料、电子计算机及外部设备、机械电器设备(涉及许可经营的凭许可证经营)。

第五节 董事、监事、高级管理人员和员工情况


Richard JACKSON先生

一、董事、监事及高级管理人员基本情况

姓名	职务	性别	年龄	任期起始日期
马明哲	董事长、首席执行官	男	52	2006.5-2009换届
张子欣	执行董事、总经理、首席财务官	男	44	2006.5-2009换届
孙建一	执行董事、董事会秘书、常务副总经理	男	55	2006.5-2009换届
林友铎	非执行董事	男	37	2006.5-2009换届
张利华	非执行董事	男	61	2006.5-2009换届
贺培	非执行董事、副董事长	男	61	2006.5-2009换届
林丽君	非执行董事	女	45	2006.5-2009换届
樊刚	非执行董事	男	53	2006.5-2009换届
胡爱民	非执行董事	男	59	2006.5-2009换届
陈洪博	非执行董事、副董事长	男	56	2006.5-2009换届
王冬胜	非执行董事	男	56	2006.5-2009换届
伍成业	非执行董事	男	57	2006.5-2009换届
鲍友德	独立非执行董事	男	76	2006.5-2009换届
邝志强	独立非执行董事	男	58	2006.5-2009换届
张永锐	独立非执行董事	男	58	2006.5-2009换届
周永健	独立非执行董事	男	57	2006.5-2009换届
张鸿义	独立非执行董事	男	62	2007.3-2009换届

第五节 董事、监事、高级管理人员和员工情况

姓名	职务	性别	年龄	任期起始日期
陈甦	独立非执行董事	男	50	2007.3-2009换届
夏立平	独立非执行董事	男	70	2007.6-2009换届
肖少联	监事会主席(外部监事)	男	74	2006.5-2009换届
孙福信	外部监事	男	69	2006.5-2009换届
董立坤	外部监事	男	65	2006.5-2009换届
段伟红	监事	女	39	2006.5-2009换届
林立	监事	男	44	2006.5-2009换届
车峰	监事	男	38	2006.5-2009换届
胡杰	监事	女	52	2006.5-2009换届
郡江源	监事	男	38	2007.7-2009换届
王文君	监事	女	40	2006.5-2009换届
梁家驹	常务副总经理	男	60	2006.06-
Richard JACKSON	首席金融业务执行官	男	52	2005.11-
顾敏慎	副总经理	男	51	2003.02-
John PEARCE	副总经理	男	45	2007.01-
王利平	副总经理	女	51	2004.01-
曹实凡	副总经理	男	52	2007.04-
吴岳翰	副总经理	男	38	2007.01-
罗世礼	副总经理	男	45	2007.01-
陈克祥	副总经理	男	50	2007.01-
姚波	总精算师	男	37	2007.01-

二、报告期内董事、监事、高级管理人员持有公司股票、股票期权及被授予的限制性股票数量的变动情况

(一) 直接持股情况

董事、监事、高级管理人员和总精算师直接持股的情况如下。除此以外,其他董监事及高级管理人员均无直接持股。

姓名	职务	期初持股数	期末持股数	股份增减数	变动原因
张子欣	执行董事、总经理、首席财务官	H股248,000股	H股248,000股	—	—
周永健	独立非执行董事	H股7,500股*	H股7,500股*	—	—
顾敏慎	副总经理	H股177,500股	H股177,500股	—	—
姚波	总精算师	H股12,000股	H股12,000股	—	—

* 周永健与他人的共有账户中共同持有此等股份

(二) 间接持股情况

1. 监事林立先生通过其控股的深圳市立业集团有限公司(原名"深圳市立业投资发展有限公司")间接持有本公司的股份为限售流通的A股176,000,000股,报告期内无变动。

2. 本公司部分董事、监事及高级管理人员,总精算师通过员工投资集合和江南实业间接持有本公司股份。报告期内其持有的本公司股份无变动。

员工投资集合的集体参与人受益拥有本公司现有股本总额的9.81%，江南实业持有本公司股份139,112,886股。本公司董事、监事(除林立外)及高级管理人员、总精算师间接持股情况如下：

(1) 持有员工投资集合之权益份额(份)的情况

姓名	职务	期初持有员工投资集合之权益份额(份)	期末持有员工投资集合之权益份额(份)	持有员工投资集合之权益份额增减数	变动原因
马明哲	董事长、首席执行官	4,743,600	4,743,600	–	–
张子欣	执行董事、总经理、首席财务官	500,000	500,000	–	–
孙建一	执行董事、董事会秘书、常务副总经理	4,168,300	4,168,300	–	–
樊刚	董事	502,080	502,080	–	–
林丽君	董事	992,800	992,800	–	–
胡杰	监事	2,358,240	2,358,240	–	–
王文君	监事	64,602	64,602	–	–
梁家驹	常务副总经理	300,000	300,000	–	–
Richard JACKSON	首席金融业务执行官	–	–	–	–
顾敏慎	副总经理	300,000	300,000	–	–
John PEARCE	副总经理	–	–	–	–
王利平	副总经理	1,721,520	1,721,520	–	–
曹实凡	副总经理	1,307,680	1,307,680	–	–
吴岳翰	副总经理	300,000	300,000	–	–
罗世礼	副总经理	300,000	300,000	–	–
陈克祥	副总经理	1,373,040	1,373,040	–	–
姚波	总精算师	100,000	100,000	–	–
总计		19,031,862	19,031,862	–	–

(2) 实际持有江南实业的比例(%)

姓名	职务	期初持股比例(%)	期末持股比例(%)	股份增减数	变动原因
马明哲	董事长、首席执行官	5.86	5.86	–	–
张子欣	执行董事、总经理、首席财务官	2.93	2.93	–	–
孙建一	执行董事、董事会秘书、常务副总经理	3.83	3.83	–	–
樊刚	董事	0.44	0.44	–	–
林丽君	董事	0.12	0.12	–	–
郗江源	监事	0.29	0.29	–	–
梁家驹	常务副总经理	–	–	–	–
Richard JACKSON	首席金融业务执行官	0.59	0.59	–	–
顾敏慎	副总经理	1.76	1.76	–	–
John PEARCE	副总经理	–	–	–	–
王利平	副总经理	1.17	1.17	–	–
曹实凡	副总经理	0.59	0.59	–	–
吴岳翰	副总经理	3.57	3.57	–	–
罗世礼	副总经理	0.70	0.70	–	–
陈克祥	副总经理	3.81	3.81	–	–
姚波	总精算师	0.18	0.18	–	–
合计		25.84	25.84	–	–

(三) 股票期权及被授予的限制性股票数量变动情况

本公司董事、监事及高级管理人员、总精算师报告期内无股票期权持有情况，也没有被授予限制性股票。

第五节 董事、监事、高级管理人员和员工情况

三、董事、监事及高级管理人员主要工作经历和任职兼职情况

(一) 执行董事

马明哲：自2001年4月起和1994年4月起分别出任本公司首席执行官和本公司董事会董事长至今。马先生是中国人民政治协商会议第十一届全国委员会委员。自1988年3月平安保险公司成立以来，历任本公司总经理、董事、董事长等不同职务，全面主持公司的经营管理工作至今。此前，马先生曾为招商局蛇口工业区社会保险公司副经理。马先生获得中南财经政法大学(原中南财经大学)货币银行学博士学位。

张子欣：自2006年5月起及2003年10月起分别出任本公司执行董事、总经理至今，以及自2003年2月起出任本公司首席财务官至今。他于2000年2月加入本公司，历任公司董事长高级顾问、首席信息执行官、副总经理和首席财务官。此前，张先生从1993年到2000年任麦肯锡公司管理顾问，后期成为其全球合伙人，主要为亚洲各国金融机构提供咨询服务。张先生获得英国剑桥大学资讯科技博士学位。

孙建一：自2006年5月起出任公司董事会秘书至今，并自2003年2月和1994年10月起分别出任本公司副首席执行官和常务副总经理至今。孙先生自1995年3月起出任公司执行董事。孙先生亦为深圳万科股份有限公司独立非执行董事。自1990年7月加入本公司后，先后任管理本部总经理、公司副总经理和常务副总经理等职务。在加入本公司之前，孙先生曾任中国人民银行武汉分行办事处主任、中国人民保险公司武汉分公司副总经理、武汉证券公司总经理。孙先生是中南财经政法大学(原中南财经大学)金融学大专毕业。

(二) 非执行董事

林友铎：自2002年10月起出任本公司非执行董事。林先生为宝华集团有限公司董事。林先生获得香港城市大学财务荣誉理学士，亦为特许公认会计师公会及香港会计师公会的资深会员。

张利华：自2002年10月起出任本公司非执行董事。张先生自2001年以来任武汉华创企业管理咨询有限公司总经理。此前，张先生曾任创百利有限公司经理。张先生获得加拿大McMaster大学学士学位。

贺培(Anthony Philip HOPE)：自2005年8月25日起及2002年11月起出任本公司副董事长及非执行董事。自1987年，贺培先生任汇丰保险控股有限公司董事长，并于1996年兼任汇丰控股有限公司集团保险总经理，但已于2006年10月31日辞去此职务。贺培先生在2007年2月27日退休但将留任本公司非执行董事兼任副董事长。贺培先生于2007年12月1日被委任为AIG Europe (UK) Limited的董事，并自2007年3月14日起被委任为Paris Re Holdings, Zug, Switzerland(原Paris Re, Bermuda)的独立非执行董事。

林丽君：自2003年5月起出任本公司非执行董事，现为本公司工会副主席。林女士自2000年以来出任新豪时投资发展有限公司董事长。林女士在1997年到2000年之间曾任本公司之子公司中国平安财产保险股份有限公司(以下简称"平安产险")人力资源部副总经理。林女士获得华南师范大学中文学士学位。

樊刚：自2003年5月起出任本公司非执行董事。樊先生还任深圳市江南实业发展有限公司董事。樊先生自2002年以来担任本公司董事长办公室主任。樊先生于1988年加入本公司，在1998年到2000年期间任本公司深圳分公司(产险)总经理。此前，樊先生曾任本公司保险管理委员会副主任。樊先生是湖北大学历史学专科毕业。

胡爱民：自2004年3月起出任本公司非执行董事。胡先生自2003年11月起出任深圳市深业投资开发有限公司董事长，并自2003年4月及2003年6月起，分别出任香港深业(集团)有限公司及深圳控股有限公司董事长。此前，胡先生曾任深圳市人民政府秘书长兼办公厅主任。胡先生获得湖南大学管理学硕士学位。

陈洪博：自2005年6月23日起出任本公司非执行董事。陈先生亦于2005年8月出任董事会副董事长。陈先生自2004年9月出任深圳市投资控股有限公司董事长兼党委书记至今，并曾于2004年4月至2004年9月出任深圳市国有资产监督管理委员会副主任及于1992年12月至2004年4月曾先后出任深圳市政府经济体制改革办公室主任助理、副主任。陈先生毕业于中南财经政法大学(原中南财经大学)，并取得经济学硕士学位。

王冬胜：自2006年5月起出任本公司非执行董事。王先生于2005年4月起出任汇丰集团总经理兼香港上海汇丰银行有限公司执行董事，负责香港及中国内地业务。王先生是汇丰银行(中国)有限公司的副董事长、湖北随州曾都汇丰村镇银行有限责任公司的董事长、汇丰保险(亚洲)有限公司及汇丰人寿保险(国际)有限公司的主席。恒生银行有限公司及交通银行股份有限公司的董事。王先生1980年加入银行业，最初出任花旗银行副财务总监，后历任业务发展总监、副董事总经理及银行业务总监，1996年出任花旗银行北亚洲区营业、服务及销售总监。1997年，王先生获委任为渣打银行中港区个人银行业务主管，2000年出任该行香港区行政总裁，同时兼管中国区业务，2002年任渣打银行董事，负责大中华区业务。王先生毕业于美国印第安纳大学，取得电脑科学学士及硕士、市场及财务学硕士等学位。

伍成业：自2006年5月起出任本公司非执行董事。伍先生自1998年1月出任香港上海汇丰银行有限公司法律及合规事务主管。伍先生获准在英国、香港及澳洲维多利亚的最高法院执行律师职务。伍先生在转为私人执业前，曾于香港律政署出任检察官。伍先生在1987年6月加入香港上海汇丰银行有限公司，出任助理集团法律顾问，并其后于1993年2月获委任为法律及合规事务部副主管。伍先生获得伦敦大学法律学士及硕士学位，亦获得北京大学的法律学士学位。

(三) 独立非执行董事

鲍友德：自1995年9月起出任本公司非执行董事，并自2003年起出任董事会独立非执行董事。1999年退休之前，鲍先生是上海国际信托投资公司副董事长兼总经理。1987年，鲍先生当选为中国共产党第13次全国代表大会代表。在1988年和1993年，鲍先生曾两次当选上海市人民代表大会代表。鲍先生早年毕业于上海财经大学会计专业。

邝志强：自2003年5月起出任本公司独立非执行董事。邝先生还兼任多家香港联交所上市公司的独立非执行董事，如中远国际控股有限公司、天津发展控股有限公司、北京首都国际机场股份有限公司、星狮地产(中国)有限公司、新创建集团有限公司、中海油田服务股份有限公司、正奇投资有限公司、中国诚通发展集团有限公司、环球数码创意控股有限公司、华富国际控股有限公司、中国电力国际发展有限公司、恒基兆业地产有限公司、恒基兆业发展有限公司、雅居乐地产控股有限公司及中信1616集团有限公司。从1984至1998年，邝先生为普华永道会计师事务所合伙人及从1992年至1997年曾担任香港联交所独立理事。邝先生获得香港大学学士学位，并且为英国特许会计师公会资深会员。

张永锐：自2003年5月起出任本公司独立非执行董事。张先生于澳洲新南威尔士大学商务科取得学士学位，并且为澳洲执业会计师公会会员。张先生自一九七九年起为香港执业律师，现为胡关李罗律师行之顾问。他亦为英国及新加坡认可律师。张先生还兼任数家联交所上市公司，即数码通电讯集团有限公司、新意网集团有限公司、天津发展控股有限公司、上置集团有限公司、大生地产发展有限公司、合兴集团有限公司及雅居乐地产控股有限公司的独立董事或非执行董事。此外，张先生亦为香港公益金董事，香港董事学会有限公司董事，香港公开大学校董，学术及职业资历评审条例委员会委员及税务上诉委员会委员。

周永健：自2005年6月起出任本公司独立非执行董事。周先生一直为香港执业律师，且为王泽长·周淑娴·周永健律师行的合伙人。他亦为中国委托公证人。他自2004年9月起出任福田实业(集团)有限公司独立非执行董事及自1994年5月起出任信星鞋业集团有限公司独立非执行董事，其后出任非执行董事。自2006年5月及2006年4月起，周先生分别出任领汇管理有限公司及Evergro Properties Limited(原龙置地有限公司，为一间于新加坡证券交易所上市之公司)独立非执行董事。周先生截至2006年10月31日止出任地产代理监管局副主席，截至2006年5月8日止出任香港房屋委员会委员，及截至2007年10月31日止出任香港法律改革委员会成员。他现为证券及期货事务监察委员会的程序复检委员会主席，香港教育学院校董会成员。他亦为中国人民政治协商会议全国委员会委员及现任香港赛马会董事会成员。

第五节　董事、监事、高级管理人员和员工情况

张鸿义：高级经济师，香港银行学会资深会士及中国人民银行研究生部兼职教授。张先生2007年3月19日起出任本公司独立非执行董事。2008年3月起任恒基(中国)投资有限公司董事。兼任综合开发研究院(中国深圳)常务理事、华侨城控股股份公司独立董事、深圳农村商业银行独立董事、东亚银行(中国)有限公司非执行董事。张先生曾任中国银行深圳分行行长、深圳市副市长；中国银行港澳管理处副主任、南洋商业银行董事长、华侨商业银行董事长、中银信用卡(国际)有限公司副董事长；中国银行澳门分行总经理、大丰银行常务董事、南通信托投资有限公司董事长、珠海南通银行董事长、澳门银行公会主席等。2006年9月至2007年12月任综合开发研究院(中国深圳)常务副院长。

陈甦：自2007年3月19日起出任本公司独立非执行董事。陈先生现为教授、博士生导师，任中国社会科学院法学所、国际法中心联合党委书记；法学所副所长、国际法研究中心副主任；中国法学会商法学研究会副会长。其研究专业领域为公司法、证券法和物权法。

夏立平：高级经济师，自2007年6月7日起出任本公司独立非执行董事。夏先生自1963年参加工作以来，历任中国人民银行信贷局办事员，办公厅副处长、国家经委财金局处长、中国人民银行金管司副司长、稽核司副司长、货币金银司司长。夏先生于1999年退休，并自2000年5月至2005年12月担任中国银行业协会秘书长。

(四) 监事

肖少联：自1994年8月和2003年5月起分别出任本公司外部监事和本公司监事会主席至今。此前，肖先生曾任中国人民银行深圳分行副行长兼国家外汇管理局深圳分局副局长。

孙福信：自2003年5月起出任本公司外部监事。孙先生现任天一投资担保公司董事长、大连信誉评级委员会副主任。在2003年4月退休前，孙先生历任中国工商银行大连分行副行长、大连市政府副秘书长(分管财政、金融、房地产、税务)、交通银行大连分行管委会主任、大连市证券管理办公室主任、大连市金融管理办公室主任、大连市房地产开发管理办公室主任、大连市扶贫资金管理委员会主任、大连市商业银行董事长。

董立坤：自2006年5月起出任本公司外部监事。董先生现任深圳大学香港法研究所所长、国务院发展中心港澳研究所高级研究员、中国国际法学会常务理事、中国国际私法学会副会长、广东省法学会港澳法研究会总干事、中国国际经济贸易仲裁委员会仲裁员。董先生曾任上海社会科学院国际法研究所所长、深圳大学法学院院长、上海市人大代表、广东省政协委员。董先生毕业于北京大学法律系。

段伟红：自2003年5月出任本公司股东代表监事。段女士曾任深圳登峰投资集团有限公司董事长。段女士获得清华大学经济管理学院EMBA学位。

林立：自2006年5月起获委任为本公司股东代表监事至今。林先生现为深圳市立业集团有限公司董事长。林先生曾任职于中国银行深圳分行。林先生毕业于湖北工学院财会专业。

车峰：自2006年5月起获委任为本公司股东代表监事。车先生现任香港沃和科技集团有限公司主席兼行政总裁，并为北京大学中国与世界研究中心常务理事。此前，车先生曾任海南海皖实业有限公司副总经理、海南恒业房地产开发有限公司董事长及上海天健房地产开发有限公司董事长。车先生毕业于中国社会科学院研究生院。

胡杰：自2006年5月起获委任为本公司职工代表监事。胡女士曾任平安产险董事长。胡女士获得南开大学货币银行学硕士学位，拥有高级会计师技术职称。

王文君：自2006年5月起获委任为本公司职工代表监事。王女士现亦为本公司集团办公室主任助理。王女士获得上海外国语大学学士学位及西安交通大学公共管理硕士学位。

都江源：自2007年7月起获委任为本公司职工代表监事。郡先生自2007年5月起任职本公司人力资源中心人才绩效管理部副总经理至今。郡先生自1996年加入本公司以来，曾任产险分公司总经理助理、集团人力资源部总经理助理、产险总公司人力资源部副总经理、总经理。郡先生毕业于上海财经大学货币银行学专业，获硕士学位。

(五) 高级管理人员

马明哲、张子欣、孙建一先生工作经历及任职、兼职情况请见"执行董事"部分。

梁家驹：自2006年6月和2006年3月起分别出任本公司常务副总经理和首席保险业务执行官至今。梁先生于2004年1月加入公司，任平安寿险董事长兼首席执行官。1996年到2003年就职于英国保诚集团，为该公司大中华区执行总裁。1989年到1996年，就职于台湾南山人寿，最终职位是该公司总经理。1975年到1989年，就职于美国友邦保险公司，最终职位是该公司副总经理。梁先生获得香港中文大学理学学士学位。

Richard JACKSON：自2005年11月起出任本公司首席金融业务执行官至今，并自2007年3月起任深圳平安银行行长至今。JACKSON先生于2005年11月加入公司。1985年到2005年，JACKSON先生就职于花旗银行，历任花旗集团国际保险公司国际业务主管、亚太区金融机构主管、花旗银行匈牙利分行主席兼首席执行官、波兰商业银行董事、花旗银行零售部韩国总经理、花旗银行韩国区总经理等职。1974年到1985年，JACKSON先生就职于英国商联保险公司，历任香港地区副经理和亚洲地区营销经理等职。JACKSON先生是英国特许注册保险师协会会员。

顾敏慎：自2003年2月起出任本公司副总经理至今，并自2007年4月兼任本公司首席服务及运营执行官至今。顾先生于2001年5月加入公司，2003年2月到2007年1月兼任公司首席人力资源执行官，2001年6月到2003年2月任公司人力资源总监。1995年到2001年，顾先生历任联合利华与上海市糖业烟酒(集团)有限公司合资的上海文德堡股份有限公司副董事长和总经理、联合利华HPC中国区人力资源董事。顾先生获得台湾辅仁大学教育心理学学士学位。

John PEARCE：自2007年1月起出任本公司副总经理并兼任首席投资执行官，并自2007年6月起任平安资产管理(香港)董事长。PEARCE先生于2007年1月加入公司，2003年到2006年，PEARCE先生任澳大利亚首域投资有限公司首席执行官，2000年到2003年任该公司总经理，负责投资业务。1991年到2000年，PEARCE先生就职于澳大利亚首域集团(现在的澳大利亚联邦银行集团)，历任基金及风险管理主管、金融市场主管、资金部主管。PEARCE先生获得澳大利亚Macquarie大学应用财务金融学硕士学位。

王利平：自2004年1月起出任公司副总经理。王女士于1989年6月加入公司，2006年7月到2007年1月兼任公司副首席保险业务执行官。2005年8月到2006年7月任平安养老险董事长兼总经理。2002年到2004年，任平安寿险董事长兼首席执行官。1998年到2002年，先后任公司总经理助理和副总经理。1995年到1997年，先后任公司寿险管理本部总经理和寿险协理。1994年到1995年，任公司证券部总经理。王女士获得南开大学货币银行学硕士学位。

曹实凡：自2007年4月出任本公司副总经理至今。曹先生于1991年11月加入公司。2004年3月至2007年4月任平安产险董事长，2002年12月至2007年4月任平安产险首席执行官，并自2002年12月至2005年6月任平安产险总经理。2002年4月至12月，曹先生曾任中国平安保险股份有限公司副总经理。曹先生获中南财经政法大学(原中南财经大学)经济学硕士学位。

吴岳翰：自2007年1月和2005年8月起分别出任本公司副总经理和首席市场执行官至今，并自2003年9月起任本公司发展改革中心主任至今。吴先生2000年2月加入公司协助集团推动电子商务业务，之后曾任平安证券首席运营执行官。2004年12月到2007年1月任公司总经理助理，2003年9月到2007年1月任公司战略发展总监。此前，吴先生就职于麦肯锡公司任专案经理。吴先生获得美国Hamilton学院经济学学士学位。

罗世礼：自2007年1月和2006年2月起分别出任本公司副总经理和首席信息执行官至今，并自2003年2月起任本公司信息管理中心总经理至今。罗先生于2002年6月加入公司，2006年2月到2007年1月任公司总经理助理，2003年10月到2006年2月任公司信息总监，2002年到2003年任公司数据中心总经理。2001年到2002年，任公司系统开发中心高级顾问。1993年到2001年，罗先生先后在剑桥大学任研究员，在Olivetti研究实验室任研究员工程师，在Olivetti & Oracle研究实验室任高级研究员，在AT & T剑桥实验室任高级研究员。罗先生获得英国剑桥大学计算机科学博士学位。

陈克祥：自2007年1月出任本公司副总经理至今。陈先生于1992年12月加入公司，2003年2月到2007年1月任公司总经理助理，2002年6月到2006年5月任公司董事会秘书长，并于2002年6月至2007年4月任公司办公室主任。1999年到2002年任平安信托副总经理、总经理。1996年到1999年，任公司办公室副主任、主任。1995年到1996年，任平安大厦管理公司总经理。陈先生获得中南财经政法大学(原中南财经大学)金融学硕士学位。

(六) 总精算师

姚波：自2007年1月起出任本公司总经理助理兼总精算师至今，并自2004年2月兼任企划部总经理至今。姚先生于2001年5月加入公司，2004年2月至2007年1月任公司财务副总监，2002年12月至2007年1月任公司副总精算师，2001年至2002年曾任中国平安保险股份有限公司产品中心副总经理。此前，姚先生任职德勤会计师事务所精算咨询高级经理。姚先生是北美精算师协会会员(FSA)和美国精算师协会会员(MAAA)，并获得美国纽约大学工商管理硕士学位。

四、董事、监事及高级管理人员在股东单位的任职情况

姓名	股东单位名称	职务	任期	是否在股东单位领取报酬
陈洪博	深圳市投资控股有限公司	董事长	2004年9月—	是
林友铎	宝华集团有限公司	董事	2000年4月—	否
王冬胜	香港上海汇丰银行有限公司	执行董事	2005年4月—	是
伍成业	香港上海汇丰银行有限公司	法律及合规事务主管	1998年1月—	是
林丽君	深圳市新豪时投资发展有限公司	董事长	2000年1月—	否
樊刚	深圳市江南实业发展有限公司	董事	2003年6月—	否
胡爱民	深圳市深业投资开发有限公司	董事长	2003年6月—	是
林立	深圳市立业集团有限公司	董事长	1995年—	是

注： 在股东单位任职的董事、监事不在本公司领取报酬，他们在各自的任职单位领取报酬。而非执行董事林丽君、樊刚则不在股东单位领取报酬，而是在本公司依据其所担任的具体行政职位领取员工薪酬。

除孙建一先生外(其兼职信息见"执行董事"栏)，本公司其他高级管理人员、总精算师均未在股东单位及除本集团以外的其他非股东单位任职。

五、董事、监事、高级管理人员及总精算师的报酬情况

公司聘请人力资源专业咨询公司，根据合理的市场水平确定并调整董监事、高级管理人员及总精算师的薪酬，根据国际业绩标杆制定"执行董事"奖励计划，并报送董事会、股东大会通过后执行。

董事及监事在公司领取的酬金情况见下表：

单位：人民币千元

	税前袍金	税前工资津贴和其他福利	税前奖金(含年度奖金及长期奖励首期首次支付)	保险	税前报酬合计	税后报酬合计
现任董事						
马明哲	–	4,819	41,320	22	46,161	25,794
张子欣	–	10,005	37,698	1	47,704	26,648
孙建一	–	2,427	22,988	22	25,437	14,410
林友铎	–	–	–	–	–	–
张利华	–	–	–	–	–	–
贺培	170	–	–	–	170	133
林丽君	–	360	61	23	444	372
樊刚	–	479	1,431	23	1,933	1,399
胡爱民	–	–	–	–	–	–
陈洪博	–	–	–	–	–	–
王冬胜	–	–	–	–	–	–
伍成业	–	–	–	–	–	–
鲍友德	189	–	–	–	189	152
邝志强	300	–	–	–	300	232
张永锐	300	–	–	–	300	232
周永健	300	–	–	–	300	232
张鸿义	157	–	–	–	157	126
陈甦	157	–	–	–	157	126
夏立平	113	–	–	–	113	91
马明哲奖金用于捐赠	–	–	20,000	–	20,000	不适用
董事小计	1,686	18,090	123,498	91	143,365	69,947
现任监事						
肖少联	250	–	–	–	250	198
孙福信	60	–	–	–	60	50
董立坤	60	–	–	–	60	50
段伟红	–	–	–	–	–	–
林立	–	–	–	–	–	–
车峰	–	–	–	–	–	–
胡杰	–	356	–	23	379	320
王文君	–	261	27	23	311	271
郁江源	–	198	39	11	248	202
监事小计	370	815	66	57	1,308	1,091

第五节 董事、监事、高级管理人员和员工情况

注：

1. 马明哲先生、张子欣先生和孙建一先生奖金含2007年奖金预发放和2006年奖金的补发放(即2006年发生，2007年发放)，马明哲先生的2,000万元奖金没有领取，在2007年内已直接捐与"中国宋庆龄基金会"。

2. 贺培先生于2007-6-7始获发袍金，夏立平先生2007-6-7新当选，上表中反映的均是2007-6-7至2007-12-31的报酬情况。

3. 邵江源先生2007-7-10新当选，上表中反映的是2007-7-10至2007-12-31的报酬情况。

4. 长期奖励首期首次支付指已获得之本年实际收取报酬金额。

本公司十二名高级管理人员中包括三名董事，其酬金已在董监事薪酬表中披露，其余九名高级管理人员及一名总精算师的酬金详情如下：

单位：人民币千元

	税前工资津贴和其他福利	税前奖金(含年度奖金及长期奖励首期首次支付)	保险	税前报酬合计	税后报酬合计
高管					
梁家驹	8,337	39,792	1	48,130	26,882
Richard JACKSON	19,927	–	–	19,927	11,186
顾敏慎	5,926	9,654	1	15,581	8,964
John PEARCE	7,748	3,882	–	11,630	不适用
王利平	1,534	7,743	22	9,299	5,558
曹实凡	1,008	6,896	14	7,918	4,703
吴岳翰	4,479	4,138	11	8,628	5,144
罗世礼	4,017	6,895	1	10,913	6,398
陈克祥	1,241	5,004	22	6,267	3,894
吴岳翰工资用于捐赠	100	–	–	100	不适用
高管小计	54,317	84,004	72	138,393	72,729
总精算师					
姚波	4,009	5,517	3	9,529	5,638
总精算师小计	4,009	5,517	3	9,529	5,638

注：

1. 梁家驹先生的奖金含2007年奖金预发放和2006年奖金补发放(即2006年发生，2007年发放)。

2. 曹实凡先生2007年4月调任集团副总经理，表中反映的是2007-4-1至2007-12-31的报酬情况。

3. 长期奖励首期首次支付指已获得之本年实际收取报酬金额。

4. John PEARCE先生的收入在香港实行申报制纳税。

除上述之外，公司还建立了虚拟股票增值权形式的长期奖励计划制度。经2004年公司第一次临时股东大会批准，对绩效优秀的高级管理人员及若干主要员工实施长期奖励计划。公司不根据此计划发行股份，该等权利以单位方式授予，每个单位代表1股本公司H股。该计划自2004年至2008年每年根据员工的绩效和贡献，经评比并报公司董事会薪酬委员会批准后确定人选与授予份数，此长期奖励分五次授予，2004年首次授予时根据公司H股上市时发行价(港币10.33元)作为授予价，授出4,192万份，在2007年、2008年、2009年分别行使1,397.33万份。2005年至2008年每年授予的长期奖励，在授予日的第三周年日支付。2005年授出1,572万份，授予价为港币12.47元；2006年授出1,572万份，授予价为港币21.5元。

公司将于上述长期奖励计划到期时向在职参与者支付现金，但当年该计划参与者的奖励总额不超过当年预估计净利润(国际财务报告准则)的4%。

六、报告期内董事、监事、高级管理人员的新聘或解聘情况

1. 为满足中国证监会关于A股上市公司的董事会成员中应当至少包括三分之一的独立董事的规定，2007年3月19日本公司召开了2007年第一次临时股东大会，原董事黄建平先生、石聿新先生、龚文伟先生辞任非执行董事职务，同时选举委任张鸿义先生及陈甦先生为独立非执行董事。

2. 为满足中国证监会关于A股上市公司的董事会成员应当至少包括三分之一的独立董事的规定，2007年6月7日本公司召开的2006年年度股东大会选举委任夏立平先生为独立非执行董事。

3. 本公司原职工代表监事何实先生由于工作变动，辞去职工代表监事一职。2007年7月10日本公司召开的职工代表大会选举都江源先生为职工代表监事。

4. 本公司原副总经理任汇川先生于2007年4月调往平安产险任董事长兼CEO，不再担任集团副总经理职务；原平安产险董事长兼CEO曹实凡先生于2007年4月调任本公司副总经理，其不再担任平安产险的职务。

七、公司员工的数量、专业构成及教育程度

截止2007年12月31日，本公司共有在职员工66,325人，退休职工42人。其中保险业务系列53,028人，占79.9%；投资业务系列3,108人，占4.7%；银行业务系列3,249人，占4.9%；其他系列6,940人，占10.5%；员工中博、硕士研究生学历2,431人，占3.7%，大学本科学历25,723人，占38.8%；大专、中专学历19,313人，占29.1%；其他学历18,858人，占28.4%。



相伴成长，健行不息

第六节 公司治理结构

一、公司治理的情况

报告期内，公司严格遵守《中华人民共和国公司法》(以下简称"公司法")、《中华人民共和国保险法》等相关法律，按照监管部门颁布的相关法规要求，结合公司实际情况，不断完善公司治理结构。股东大会、董事会、监事会及高级管理层按照《中国平安保险(集团)股份有限公司章程》(以下简称《公司章程》)赋予的职责，依法独立运作，履行各自的权利、义务，没有违法、违规的情况发生。公司治理实际情况如下：

(一) 关于股东和股东大会

报告期内，公司召开了2006年年度股东大会和1次临时股东大会。股东大会的通知、召集、召开和表决程序均符合《公司法》和《公司章程》的规定。股东大会建立健全了和股东沟通的有效渠道，积极听取股东的意见和建议，确保所有股东对公司重大事项的知情权、参与权和表决权。

(二) 关于董事和董事会

截止2007年12月31日，本公司董事会由19名成员构成，其中执行董事3名、非执行董事9名、独立非执行董事7名；董事会的人数、构成符合监管要求和《公司章程》规定。报告期内，董事会共召开10次会议。全体董事恪尽职守，亲身或者通过电子通讯方式积极参与会议，努力做到在深入了解情况的基础上作出正确决策，注重维护公司和全体股东的利益。董事会各专门委员会对专业问题进行了研究，且提出推荐建议供董事会考虑。2007年，审计委员会共举行4次会议，审阅了截至2006年12月31日止年度财务报告及截至2007年6月30日止半年度财务报告，并且，审计委员会于2008年3月18日召开的审计委员会2008年第一次会议上审阅了截至2007年12月31日止年度财务报告。此外，为更好评估本公司的财务申报制度及内部控制制度，所有审计委员会成员均于报告期内与外聘会计师事务所举行会议，审核其表现、独立性及客观性。报告期内，薪酬委员会共举行4次会议，审阅了全体董事及高级管理层的表现及薪酬待遇，此外还听取了关于2006年度长期奖励计划的执行情况汇报。报告期内，提名委员会共举行2次会议，通过了有关提名独立非执行董事和本公司副总经理的各项决议案。

(三) 关于监事和监事会

监事会现有成员9名，其中外部监事、股东代表监事及职工代表监事各3名，监事会的人数、构成符合监管要求和《公司章程》规定。报告期内，监事会共举行4次监事会会议，通过审阅公司上报的各类文件，比如定期报告和专题汇报等，对公司的经营状况、财务活动进行检查和监督。全体监事遵守诚信原则，认真履行监督职责，有效维护了股东、公司、员工的权益和利益。

此外，监事列席了报告期内召开的股东大会和董事会现场会议，对公司董事以及高级管理人员履行职责情况进行了检查监督，保障了公司持续、稳定、健康的发展。

(四) 关于信息披露及透明度

公司严格按照法律法规和《公司章程》的要求，及时、准确、真实、完整地披露公司各项重大信息，确保所有股东有平等的机会获得信息。公司致力于不断建立高水平的公司治理结构，并相信健全的公司治理结构可进一步提升公司管理的高效及可靠性，并对本公司实现股东价值的最大化至关重要。报告期内，公司荣获由香港董事学会颁发的杰出董事会奖，连续两年在国际著名财经杂志《欧洲货币》(Euromoney)公布的年度亚洲最佳管理公司，排名中荣获中国最佳管理保险公司奖，在亚洲权威金融刊物《财资杂志》(The Asset Magazine)颁发的年度"最佳治理公司"大奖中被评为中国企业最佳治理第一名，被亚太地区公司治理专业性杂志《Corporate Governance Asia》授予亚洲公司治理2007年度杰出表现奖，并成为该奖项历史上唯一的大陆金融保险企业。

二、独立非执行董事履行职责情况

(一) 独立非执行董事出席董事会会议情况

公司第七届董事会现有独立非执行董事7名，符合中国证监会和中国保监会关于独立非执行董事达到董事会成员总人数三分之一以上的规定。

报告期内，独立非执行董事认真履行有关法律法规和《公司章程》规定的职责以及诚信与勤勉义务；积极参加董事会会议及专门委员会会议，为本公司的公司治理、改革发展和生产经营等提供了许多建设性意见和建议；决策过程中尤其关注社会公众股股东和中小股东的合法权益。

独立非执行董事姓名	本年应参加董事会次数	亲自出席(次)	委托出席(次)	缺席(次)	备注
鲍友德	10	10	–	–	/
邝志强	10	10	–	–	/
张永锐	10	10	–	–	/
周永健	10	10	–	–	/
张鸿义	8	8	–	–	于2007年3月19日当选独立非执行董事
陈甦	8	6	2	–	于2007年3月19日当选独立非执行董事，第七届董事会第十一次会议委托独立非执行董事鲍友德先生参会并行使表决权、第七届董事会第十五次会议委托独立非执行董事周永健先生参会并行使表决权
夏立平	4	4	–	–	于2007年6月7日当选独立非执行董事

(二) 独立非执行董事对公司有关事项提出异议的情况

报告期内，公司独立非执行董事未对公司本年度的董事会议案及其他非董事会议案事项提出异议。

三、 公司相对于控股股东在业务、人员、资产、机构、财务等方面的独立情况

公司无控股股东及实际控制人。作为综合金融服务集团，公司在中国保监会的监管之下，保持业务、人员、资产、机构和财务五方面完全独立。公司为自主经营、自负盈亏的独立法人，具有独立、完整的业务及自主经营能力。

四、 内部控制制度的建立和健全情况

本公司一向以国际化标准、专业透明的公司治理而著称。公司建立的"权责制衡的内部监管体系，专职专业问责制的董事会、高度负责的监事会、国际水准的高级管理队伍以及架构完整的各专业委员会"，为公司持续稳健发展提供了保障。公司率先采用国际会计师审计、聘请独立的外部精算公司、国际咨询公司，并在同行中率先引入海外高级管理人才和国际先进的管理体系。

公司自1988年成立以来始终致力于构建符合国际标准和监管要求的内控管理体系，2007年公司开展内控架构改革，重新规划并设立了集团统一的内控管理机构--内部控制管理中心。通过完善专业子公司合规管理架构、建立合规管理政策和工具，合规的事前风险防范作用开始显露；各职能中心和专业子公司通过建立、完善内部管理制度，精算部门、各业务部门和各级机构对日常经营风险的监控进一步加强；通过全系统稽核监察架构改革建立的稽核垂直管理体制，实现了稽核监察资源的集中管理和调配，审计的独立性得到最大程度的保证，同时通过优化稽核、审计平台，推行远程审计，提高了稽核检查监督的工作效率。事前、事中、事后风险管控相辅相成、相互制衡的内控管理三道防线愈加坚固，有效防范了经营决策及管理风险，确保了公司的稳健经营。

2007年度公司采取的系列内控完善改进举措，使得公司内部控制执行情况在"规范成熟的公司治理结构、统一的内控管理、完善的制度体系、先进的管控模式和得力的团队管理"的内控环境中呈现不断优化态势。

(详见后附《中国平安保险(集团)股份有限公司2007年度内部控制自我评估报告》及安永华明会计师事务所出具的《内部控制审核报告》)

五、 对高级管理人员的考评及激励机制

公司根据业务规划对高级管理人员设定明确的三年滚动计划与年度问责目标，依据目标达成情况，每年进行两次严格的问责考核，并结合三百六十度反馈，对高级管理人员进行综合评价。问责结果与长短期奖酬、干部任免紧密挂钩，综合评价作为干部发展的重要参考依据。

公司已建立了虚拟股票增值权形式的长期奖励计划制度。经2004年公司第一次临时股东大会批准，对绩效优秀的高级管理人员及若干主要员工实施长期奖励计划。


银联
相伴成长，健行不息

第七节 股东大会情况简介

一、 年度股东大会情况

公司于2007年6月7日在深圳以现场方式召开2006年年度股东大会，会议审议通过了如下报告和议案：《中国平安保险(集团)股份有限公司2006年度董事会报告》、《中国平安保险(集团)股份有限公司2006年度监事会报告》、《关于审议公司2006年年度报告及摘要的议案》、《中国平安保险(集团)股份有限公司2006年度财务决算报告》、《中国平安保险(集团)股份有限公司2006年度利润分配预案》、《关于续聘安永华明会计师事务所和安永会计师事务所分别为本公司2007年度审计机构的议案》、《关于本公司非执行董事贺培先生的董事酬金的议案》、《关于推荐公司独立非执行董事候选人的议案》、《关于董事、监事及高级管理人员责任险续保方案的议案》、《关于为控股子公司提供综合担保额度的议案》、《关于授权董事会一般授权以配发、发行及处理不超过公司已发行H股20%的新增H股股份的议案》和《中国平安保险(集团)股份有限公司章程修正案》。决议公告分别刊登在2007年6月8日的《中国证券报》、《上海证券报》、《证券时报》、香港《经济日报》、香港《南华早报》及上海证券交易所和香港联合交易所网站。

二、 临时股东大会情况

(一) 第一次临时股东大会情况

公司于2007年3月19日在深圳以现场方式召开2007年第一次临时股东大会，会议审议通过了如下议案：《审议本公司及其子公司与香港上海汇丰银行有限公司银行存款安排的议案》、《审议本公司及其子公司与中国工商银行股份有限公司及中国工商银行(亚洲)有限公司银行存款安排的议案》、《审议本公司及其子公司与平安银行有限责任公司银行存款安排的议案》、《关于委任王众孚先生为本公司独立非执行董事的议案》、《关于委任张鸿义先生为本公司独立非执行董事的议案》、《关于委任陈甦先生为本公司独立非执行董事的议案》和《关于审议国内独立非执行董事酬金的议案》。决议公告分别刊登在2007年3月20日的《中国证券报》、《上海证券报》、《证券时报》、香港《经济日报》、香港《南华早报》及上海证券交易所和香港联合交易所网站。

一、报告期经营情况的讨论与分析

(一) 总体经营情况概述

2007年，中国经济继续保持快速增长，投资、出口和居民消费稳步提升，社会财富迅速积累，为中国金融保险行业的改革与发展创造了良好的市场环境。在这一年中，本公司实现净利润155.81亿元，较2006年增长107.9%。总资产达到6,511.04亿元，股东权益增至1,092.18亿元。保险业务收入1,009.45亿元，较2006年增长18.2%。上述数字表明本公司在2007年保持了平稳快速的发展趋势。

报告期，本公司整体经营呈现以下特点：

1 保险业务稳步增长，盈利能力显著增强

本公司核心保险业务继续保持良好的发展势头，全年保费收入首次突破1,000亿元。同时，受惠于股市走强和适当的投资策略，集团投资收益率较上年显著提升，含公允价值变动损益在内的投资收益达638.35亿元。集团整体内含价值达到1,503.11亿元。

2007年，寿险业务实现保费收入792.79亿元，同比增长15.9%，占中国寿险市场的16.0%；一年新业务价值为71.87亿元，同比增长40.0%；全年实现净利润78.31亿元，同比增长38.1%。

产险业务在不断优化业务品质的情况下仍继续保持快速增长，2007年保费收入达216.66亿元。其中，平安产险实现保费收入214.50亿元，占中国产险市场的10.3%；产险业务净利润为14.84亿元，较去年增长155.0%。

其他保险业务持续完善基础平台，取得进一步发展。截至2007年12月31日，平安养老险已在全国开设35家分公司，获批开设127个中心支公司，其中30个支公司(或中心支公司)已开业。健康险业务逐步完善新型业务发展及运营规划，积极探索适合中国市场的健康险经营管理模式。

2 投资管理及银行业务平台持续强化，综合金融服务架构进一步完善

2007年，平安资产管理公司的注册资本由2亿元增加到5亿元，平安资产管理(香港)已缴注册资本为0.65亿港元，资本实力大幅提升。资产规模继续保持稳定增长的态势，总投资收益和总投资收益率不断提升。第三方资产管理业务取得了良好的开局。进一步整合并优化了境内外投资资源，已组建一支具有国际投资经验的团队，投资管理能力不断提升，营运平台不断完善。

证券、信托等业务的主动转型举措成效显著，此两项业务在2007年度得到快速增长。2007年，信托业务规模和产品形态均取得突破，管理的信托资产规模已达到475.19亿元，平安证券业务实现净利润14.92亿元，创平安证券公司成立以来新高。

继2006年末通过受让股权和注资，取得了深圳市商业银行股份有限公司89.36%的股权后，本公司进一步整合旗下银行资源，于2007年下半年正式完成了深圳商业银行与原平安银行的合并，合并后更名的深圳平安银行成为目前本公司旗下唯一的银行品牌。与此同时，银行稳步推进战略转型计划，转型涉及业务管理、公司治理、资本金规划、财务业绩、资产组合质量、产品创新及市场定位等各个方面。截至2007年底，战略转型基本完成。银行业务今后将成为集团核心利润来源之一，其销售渠道的重要性和贡献会逐步提升。

3. 运营平台得到进一步完善和发展

运营平台正在逐步完善和发展，在提高服务效率、加强风险管控、降低运营成本等方面的作用已经逐步显现。通过不断优化内部资源共享的平台和机制，极大的支持了前线的销售和后台的资源整合，将为本公司下一步推进综合金融创新、参与国际市场竞争提供有力的支持。

4. 管理水平和品牌价值保持领先

在经验丰富的专业管理团队的带领下，本公司在公司治理结构、风险管控机制、经营管理体制等方面日趋完善。2007年是中国上市公司治理年，中国平安凭藉完善的公司治理结构，规范、专业、高效的董事会运作，被海外权威媒体及著名评级机构分别授予"中国企业最佳治理"第一名、"亚洲公司治理2007年度杰出表现奖"，以及香港恒生指数成份股"杰出董事会奖"。同时，平安连续第六年获得"中国最受尊敬企业"称号，第四度蝉联"中国最佳企业公民"，被誉为"推动中国企业公民本土化实践的先导者"。2007年3月1日，中国平安成功回归A股市场，得到投资者广泛的高度认同。

(二) 主要业务及经营情况

2007年，本公司借助旗下主要子公司，即平安寿险、平安产险、平安信托、平安证券、深圳平安银行、平安养老险、平安健康险、平安资产管理和平安资产管理(香港)等公司，通过多渠道分销网络以统一的品牌向客户提供多种金融产品和服务。

1. 人寿保险业务及经营情况

本公司通过平安寿险、平安养老险和平安健康险经营寿险业务。

平安寿险通过全国35个省级分公司，近2,000个各级各类分支机构及营销服务部，向个人和团体客户提供人身保险产品。截至2007年12月31日，平安寿险注册资本38亿元，总资产4,186.70亿元，净资产294.38亿元。

以下为平安寿险的经营数据概要：

	2007年12月31日	2006年12月31日
客户数量：		
个人(千)	**33,808**	31,761
公司(千)	**351**	307
合计(千)	**34,159**	32,068
保单继续率：		
13个月	**90.4%**	89.0%
25个月	**81.2%**	80.3%
代理人产能：		
首年保费收入(元／人均每月)	**5,316**	4,737
个险新保单数[1](件／人均每月)	**1.3**	1.2
分销网络：		
个人寿险销售代理人数量	**301,801**	205,437
团体保险销售代表数量	**2,857**	2,127
银行保险销售网点	**26,310**	24,214

(1) 从2007年起，新保单件数不再计算含有保证续保条款的保单件数，2006年度的比较数字已重列以符合本期间的呈列方式。

本公司通过持续优化销售代理人培训机制，提升了销售代理人的产能和专业水平。本公司亦继续致力提升客户服务，于2007年12月31日，个人寿险客户13个月及25个月保单继续率分别保持在90%及80%以上的满意水平。

本公司的人寿保险产品主要通过分销网络进行分销，这个网络由约30.18万名个人寿险销售代理人，约2,857名团体保险销售代表以及约26,310个与平安寿险签订银行保险代理协议的中国邮政和商业银行网点的销售队伍组成。

本公司积极推进"二元化发展"战略，挖掘县域市场潜力。于2007年12月31日，平安寿险约有3,381万名个人客户和35.1万名公司客户。

(1) *寿险业务保费收入分析*

	2007年12月31日	2006年12月31日
保费收入的市场占有率[(1)]	16.0%	17.0%

(1) 依据按照中国会计准则编制的本公司财务数据和中国保监会颁布的中国保险行业数据计算。

2007年，依据按照中国会计准则编制的本公司财务数据和中国保险行业数据计算，本公司寿险业务的保费收入约占中国寿险公司保费收入总额的16.0%。从保费收入来衡量，平安寿险是中国第二大寿险公司。

本公司寿险业务保费收入按销售渠道分析如下：

单位：人民币百万元

项目	**2007年** 金额	**2007年** 占总额比例 (%)	**2007年** 与上年度比较增减率 (%)	2006年 金额	2006年 占总额比例 (%)
个人寿险	**64,310**	**81.1**	**16.3**	55,308	80.9
银行保险	**7,263**	**9.2**	**16.3**	6,244	9.1
团体保险	**7,706**	**9.7**	**12.3**	6,859	10.0
合计	**79,279**	**100.0**	**15.9**	68,411	100.0

本公司寿险业务保费收入按险种分析如下：

单位：人民币百万元

项目	**2007年** 金额	**2007年** 占比 (%)	**2007年** 与上年度比较增减 (%)	2006年 金额	2006年 占比 (%)
分红险	**30,404**	**38.4**	**14.1**	26,651	39.0
万能险	**21,453**	**27.1**	**38.6**	15,483	22.6
健康险	**11,095**	**14.0**	**0.5**	11,039	16.1
传统寿险	**5,157**	**6.5**	**(10.0)**	5,733	8.4
投资连结险	**4,873**	**6.1**	**33.8**	3,643	5.3
年金	**4,436**	**5.6**	**1.3**	4,379	6.4
意外伤害险	**1,861**	**2.3**	**25.5**	1,483	2.2
合计	**79,279**	**100.0**	**15.9**	68,411	100.0

本公司寿险业务保费收入按地区分析如下：

单位：人民币百万元

地区	2007年 金额	2007年 占比(%)	2006年 金额	2006年 占比(%)
广东	**10,085**	**12.7**	8,023	11.7
上海	**8,035**	**10.1**	7,461	10.9
北京	**6,983**	**8.8**	6,613	9.7
江苏	**5,839**	**7.4**	5,054	7.4
辽宁	**5,874**	**7.4**	5,413	7.9
山东	**5,351**	**6.8**	4,754	7.0
浙江	**4,634**	**5.8**	4,000	5.8
福建	**3,541**	**4.5**	3,080	4.5
河北	**2,689**	**3.4**	2,251	3.3
四川	**2,534**	**3.2**	2,314	3.4
小计	**55,565**	**70.1**	48,963	71.6
总保费收入	**79,279**	**100.0**	68,411	100.0

(2) *关于历史遗留高定价利率产品*

与中国其他各大寿险公司一样，由于当时的市场利率较高，本公司在1995年到1999年期间对本公司的寿险产品提供了等于或超过5%的较高的定价利率。1999年6月，中国保监会规定寿险产品的定价利率最高为2.5%。因此，本公司自1999年6月起提供的产品的定价利率不超过2.5%。2007年本公司所有含保证收益率的寿险产品的平均负债成本约为4.7%，其中高定价利率产品的平均负债成本约为6.1%。2006年本公司所有含保证收益率的寿险产品的平均负债成本约为4.5%，其中高定价利率产品的平均负债成本约为6.4%。2007年所有含保证收益率的寿险产品的平均负债成本上升的主要原因为随着2007年投资收益的上升，本公司提高了分红险的分红水平和万能险的结算利率。于2007年12月31日，按中国会计准则计算的高定价利率寿险保单的寿险责任准备金，占本公司寿险责任准备金总额的35.1%，而于2006年12月31日则占37.3%。随着提供较低保证收益率或不提供保证收益率的新保单持续增长，预期这些高定价利率保单在本公司总有效寿险保单中的准备金比例将不断下降。

平安养老险

平安养老险成立于2004年12月13日。2006年12月27日经中国保监会正式批复，平安养老险重组。重组后平安养老险的主营业务仍然是企业年金和与企业年金相配套的临时性的商业补充养老保险，同时逐步平移平安寿险的团体保险业务。截至2007年12月31日，注册资本为人民币5亿元。平安养老险已在全国开设35家分公司，获批开设127个中心支公司，其中30个支公司(或中心支公司)已开业。

2007年11月，平安养老险又成功取得了企业年金账户管理人资格，自此，成为国内为数不多的同时拥有三项业务资格的养老保险公司之一，市场领域进一步拓宽。截至2007年12月31日，平安养老险企业年金受托资产为49.83亿元，投资管理资产为50.50亿元。

平安健康险

平安健康险成立于2005年6月13日，注册资本5亿元，是全国最早获批筹建的专业健康险公司之一。经营范围涉及各种人民币和外币的健康保险业务、意外伤害保险业务；与国家医疗保障政策配套、受政府委托的健康保险业务；与健康保险有关的咨询服务业务及代理业务；与健康保险有关的再保险业务；国家法律、法规允许的资金运用业务；中国保监会批准的其他业务。截至2007年12月31日，平安健康险已开设上海、广东、北京3家分公司，初步建成覆盖12个主要城市的医疗网络，并面向中高端客户推出8款创新型个人和团体健康保险和健康服务产品。

2. 财产保险业务及经营情况

本公司的财产保险产品主要由平安产险提供，此外，中国平安保险(香港)有限公司也在香港市场提供财产保险服务。截至2007年12月31日，平安产险注册资本30亿元，总资产310.62亿元，净资产54.39亿元。

以下为本公司产险业务的经营数据概要：

	2007年12月31日	2006年12月31日
保费收入的市场占有率[1]	**10.3%**	10.7%
客户数量：		
个人(千)	**7,140**	6,222
公司(千)	**1,617**	1,724
合计(千)	**8,757**	7,946
分销网络：		
直销销售代表数量	**10,420**	8,424
保险代理人数量	**10,948**	10,868
	2007年	2006年
综合成本率[2]	**101.8%**	101.8%

(1) 依据按照中国会计准则编制的本公司财务数据和中国保监会公布的中国保险行业数据计算。

(2) 综合成本率 = (赔付支出 − 摊回赔付支出 + 提取保险责任准备金 − 摊回保险责任准备金 + 分保费用 + 营业税金及附加 + 保险业务手续费及佣金支出 + 业务及管理费 − 摊回分保费用 + 资产减值损失)／已赚保费。

2007年，依据按照中国会计准则编制的本公司财务数据和中国保险行业数据，平安产险的保费收入约占中国产险公司保费收入总额的10.3%。按照保费收入计算，平安产险是国内第三大产险公司。

平安产险的保险产品分销网络包括遍布中国各省、自治区和直辖市的40家分公司及遍布中国各地的1,500多个三、四级机构。平安产险分销保险产品的途径主要是平安产险的内部销售代表和银行、汽车经销商等各种保险代理人和保险经纪。

2006年，公司车险业务发展较快，而车险市场竞争加剧导致业务品质有所下降。2007年，为改善业务品质，公司加大了对优质业务的获取成本投入，导致业务品质改善的同时，获取成本有所上升。因此2006年和2007年综合成本率偏高。

(1)　产险业务保费收入分析

本公司产险业务保费收入分险种分析如下：

单位：人民币百万元

项目	2007年 金额	2007年 占总额比例 (%)	2007年 与上年度比较增减率 (%)	2006年 金额	2006年 占总额比例 (%)
机动车辆及第三方责任险	**15,166**	**70.0**	**29.5**	11,708	68.9
非机动车辆险	**5,365**	**24.8**	**20.7**	4,444	26.1
意外与健康险	**1,135**	**5.2**	**34.8**	842	5.0
合计	**21,666**	**100.0**	**27.5**	16,994	100.0

本公司产险业务保费收入分地区分析如下：

单位：人民币百万元

地区	2007年 金额	2007年 占比 (%)	2006年 金额	2006年 占比 (%)
广东	**4,106**	**19.0**	3,248	19.1
上海	**1,450**	**6.7**	1,565	9.2
北京	**1,607**	**7.4**	1,261	7.4
浙江	**1,518**	**7.0**	1,189	7.0
江苏	**1,397**	**6.4**	1,154	6.8
山东	**1,259**	**5.8**	974	5.8
辽宁	**947**	**4.4**	768	4.5
河北	**782**	**3.6**	673	4.0
福建	**842**	**3.9**	616	3.6
四川	**870**	**4.0**	582	3.4
小计	**14,778**	**68.2**	12,030	70.8
总保费收入	**21,666**	**100.0**	16,994	100.0

(2)　再保险安排

截至2007年12月31日，平安产险总体分出保费35.29亿元，其中，机动车辆及第三者责任险分出保费12.01亿元，非机动车辆险分出保费23.13亿元，意外与健康险分出保费0.15亿元。平安产险总体分入保费0.85亿元，全部为非机动车辆险。

平安产险一贯采取积极的再保政策，分散承保风险，扩大公司的承保能力，不断加强与再保险公司的合作力度，拓宽分出渠道，争取分入业务。2007年，与本公司合作的主要再保险公司包括中国财产再保险股份有限公司，中国人寿再保险股份有限公司，Munich Reinsurance Co., Hong Kong，中国再保险(集团)公司。

3. 平安信托

本公司通过平安信托向客户提供资产管理服务。此外，平安信托亦向本公司其他子公司提供基建投资、物业投资等服务。截至2007年12月31日，平安信托注册资本42亿元，总资产127.92亿元。2007年，本公司信托业务把握市场有力时机，适时推出各系列产品，主要包括证券投资信托、基建投资信托等产品。该等新产品为本公司信托业务提供收入增长的新机会。截至2007年12月31日，平安信托管理的信托资产规模已达475.19亿元。

4. 平安证券

本公司通过平安证券经营证券业务，平安证券通过其遍布中国的22家营业部和本公司PA18金融门户网站向客户提供证券服务。本公司通过平安证券向客户提供的主要服务包括经纪服务、投资银行服务、资产管理服务及顾问服务，并于2006年获准从事创新业务，成为证券行业创新类券商之一。截至2007年12月31日，平安证券注册资本18亿元，总资产235.16亿元，净资产37.30亿元。2007年证券市场融资额及成交量均创历史新高，平安证券传统业务及创新业务迅速发展，2007年平安证券实现净利润14.92亿元，创公司成立以来新高。2007年8月，根据《证券公司分类监管工作指引(试行)》，平安证券获评A类A级，代表了监管机构对其风险管理和合法合规经营的高度认可，为各项创新业务的开展提供了良好的基础。

5. 深圳平安银行

2007年，深圳平安银行在注重稳健经营的同时积极进取，通过持续优化产品结构，有效运用多渠道营销方式，深层次广泛挖掘客户资源。公司业务和零售业务均健康稳定发展，相继推出"安盈理财"产品、"赢动力"中小企业金融服务产品，积极拓展现金管理业务，成功发行信用卡26.2万张，与吉祥借记卡形成了"平安吉祥"双卡平台的一站式金融消费模式。信用卡客服中心还获得"2007中国最佳呼叫中心"殊荣。截至2007年12月31日，深圳平安银行实收资本为54.61亿元，总资产1,416.19亿元，净资产62.68亿元，本外币各项存款余额1,130.53亿元，本外币贷款余额619.00亿元，资本充足率9.1%，年末不良贷款率为0.8%，贷款整体质量大幅提高。

6. 平安资产管理

截至2007年12月31日，平安资产管理注册资本5亿元。2007年，平安资产管理公司管理的资产规模保持稳定增长的态势，截至2007年12月31日，管理资产规模已达4,704.69亿元，投资收益和投资收益率均得到提升，第三方资产管理业务取得了良好开局。在内部管理方面，整合并优化了公司组织架构，进一步完善了业务流程、内控管理、风险计量和业绩评估机制，使投资管理能力得到了不断提升。

7. 平安资产管理(香港)

平安资产管理(香港)成立于2006月5月16日。截至2007年末，平安资产管理(香港)已缴注册资本为0.65亿港元。作为负责本公司海外投资管理业务的主体，除了接受委托管理平安内部其他公司的投资性资产以外，该公司也拟为国内外专业投资者提供香港及海外投资产品和第三方资产管理服务。目前该公司已组建了一支具有国际投资经验的团队，投资管理能力不断提升，营运平台不断完善。

8. 全国运营管理中心

2007年，本公司全国运营管理中心完成第一阶段建设目标，全面投入运营。截至2007年底，运营平台建设已取得以下进展：

- 个人寿险业务的核保、理赔已全部集中，保全业务集中近50%；
- 产险业务的车险、财产险理赔作业已全部集中；
- 产险、寿险、养老险、健康险、证券的机构会计核算作业已全部集中；
- 全国电话中心已经全部集中，为所有寿险客户及产险客户提供服务；
- 成都第二运营管理中心正式投入使用，已经承担45%以上的全国作业。

随着集团综合金融战略实施的脚步加快，运营平台建设正在逐步完善和发展，在提高服务效率、加强风险管控、降低运营成本等方面的作用已经逐步显现。在此强大后援的支持下，公司围绕"一个客户，多个产品"的综合金融战略，进行产品、服务、渠道的加速整合，提高了业务前线销售多元金融产品的积极性和效率，强化了集团交叉销售的能力。相信日渐强大的运营平台将为本公司下一步推进综合金融创新、参与国际市场竞争提供有力的支持。

9. 交叉销售

本公司金融业务交叉销售深度逐步加强，交叉销售渠道贡献度较上年有明显上升，2007年，交叉销售渠道业绩达成良好，通过交叉销售渠道产险业务实现保费收入28.34亿元，占总体产险业务保费收入的13.1%，企业年金新增规模3.19亿元，信托业务新增规模28.99亿元。同时，本公司交叉销售业务广度不断扩大，银行产品交叉销售业务全面启动，其中个险销信用卡完成20.92万张，个险销信托启动并取得良好业绩。

10. 主要客户情况

2004年、2005年、2006年和2007年，本公司来自前5名客户的保费收入占本公司保费收入的比例分别为1.1%、1.1%、1.1%和1.0%。本公司不存在来自单个客户的保费收入比例超过总额的50%或严重依赖于上述客户的情况。

三 合并经营业绩

1 本集团合并业绩

以下为本集团合并经营业绩概要：

截至12月31日止年度(人民币百万元)	2007年	2006年
营业收入合计	**165,204**	107,919
营业支出合计	**(148,037)**	(100,208)
营业利润	**17,167**	7,711
净利润	**15,581**	7,496

下表载列本公司按业务分部细分的净利润：

截至12月31日止年度(人民币百万元)	2007年	2006年
人寿保险	**7,831**	5,671
财产保险	**1,484**	582
银行业务	**1,537**	71
证券业务	**1,492**	609
其他业务[1]	**3,237**	563
净利润	**15,581**	7,496

(1) 其他业务主要包括总部、信托及资产管理等业务。

合并净利润由2006年的74.96亿元增加107.9%至2007年的155.81亿元。增加的主要原因是本公司各项业务均取得较好业绩及理想的总投资回报。

本公司人寿保险业务、财产保险业务、银行业务及证券业务分别占本公司净利润约50.3%、9.5%、9.9%及9.6%。

2 合并投资收益

截至12月31日止年度(人民币百万元，比例除外)	2007年	2006年
投资收益[1]	**48,945**	18,638
公允价值变动损益[1]	**2,500**	3,216
总投资收益	**51,445**	21,854
总投资收益率[1][2]	**14.1%**	7.7%

(1) 投资收益、公允价值变动损益及总投资收益率均未考虑投资连结保险投资账户。

(2) 投资收益率的计算已考虑投资物业租赁收入、现金及现金等价物利息收入，未考虑以外币计价的投资资产产生的净汇兑损益及银行业务投资收益。作为分母的平均投资资产，参照Modified Dietz方法的原则计算。

本公司总投资收益由2006年的218.54亿元增加135.4%至2007年的514.45亿元。总投资收益率由2006年的7.7%上升至2007年的14.1%。增加的主要原因是中国股票市场表现良好。为锁定收益，

本公司在2007年实现了部分浮动盈利，投资收益由2006年的186.38亿元大幅增加至2007年的489.45亿元，公允价值变动损益由2006年的32.16亿元下降至2007年的25.00亿元。

本公司继续改善投资组合的资产分配以抓住资本市场的发展机遇。因此，定期存款占本公司投资资产的比例由2006年12月31日的17.8%下降至2007年12月31日的7.0%，而本公司权益投资由2006年12月31日的13.5%增加至2007年12月31日的24.7%。

下表载列本公司于各主要投资类别的投资组合分配情况：

于12月31日 (人民币百万元，比例除外)	2007年 账面值	2007年 占总额比例(%)	2006年 账面值	2006年 占总额比例(%)
定期存款	**33,188**	**7.0**	59,107	17.8
贷款及应收款项	**33,188**	**7.0**	59,107	17.8
债券投资	**191,023**	**40.2**	187,334	56.4
以公允价值计量且其变动计入损益的金融资产	**13,388**	**2.8**	6,866	2.1
可供出售的金融资产	**58,527**	**12.3**	60,328	18.1
持有至到期的金融资产	**119,108**	**25.1**	120,140	36.2
其他固定到期日投资	**2,411**	**0.5**	1,381	0.4
贷款及应收款项	**2,411**	**0.5**	1,381	0.4
固定到期日投资合计[1]	**226,622**	**47.7**	247,822	74.6
股权投资	**101,487**	**21.4**	31,951	9.6
以公允价值计量且其变动计入损益的金融资产	**13,651**	**2.9**	8,455	2.5
可供出售的金融资产	**85,646**	**18.0**	23,096	6.9
成本法核算的长期股权投资	**718**	**0.2**	224	0.1
于联营公司的投资	**1,472**	**0.3**	176	0.1
证券投资基金	**15,792**	**3.3**	12,820	3.9
以公允价值计量且其变动计入损益的金融资产	**6,311**	**1.3**	4,534	1.4
可供出售的金融资产	**9,481**	**2.0**	8,286	2.5
权益投资合计[1][2]	**117,279**	**24.7**	44,771	13.5
投资物业	**3,812**	**0.8**	1,421	0.4
现金及现金等价物及其他	**127,174**	**26.8**	38,150	11.5
投资资产合计[3]	**474,887**	**100.0**	332,164	100.0

(1) 不包括归属于现金及现金等价物的项目。
(2) 权益投资包括证券投资基金、权益证券及于联营公司的投资。
(3) 投资资产未包含投资连结保险投资账户及银行业务数据。

3. *汇兑损失*

于2007年，人民币继续对以美元为主的其他货币升值，导致本公司2007年以外币计价的资产产生的净汇兑损失达5.01亿元，而2006年则为损失4.63亿元。

4. 主要财务指标增减变动幅度及原因

单位：人民币百万元

主要财务指标	2007年	2006年	增减幅度(%)	主要原因
总资产	**651,104**	463,288	40.5	业务规模扩大
总负债	**541,886**	416,662	30.1	业务规模扩大
股东权益	**109,218**	46,626	134.2	A股IPO募集资金及本报告期实现净利润的共同影响
营业利润	**17,167**	7,711	122.6	各项主要业务利润及投资收益增长
净利润	**15,581**	7,496	107.9	各项主要业务利润及投资收益增长

5. 财务报表中变动幅度30%以上项目及原因

单位：人民币百万元

报表项目	2007年	2006年	增减幅度(%)	主要原因
货币资金	**72,740**	42,585	70.8	银行存款及存放中央银行款项增加
结算备付金	**2,027**	875	131.7	平安证券经纪业务客户结算备付金增加
贵金属	**–**	111	(100.0)	深圳平安银行持有的贵金属于本报告期全部售出
拆出资金	**1,192**	1,727	(31.0)	深圳平安银行拆出资金减少
交易性金融资产	**84,938**	44,003	93.0	投资规模扩大及公允价值增加
衍生金融资产	**177**	21	742.9	衍生金融资产投资增加
买入返售金融资产	**36,457**	7,251	402.8	短期资金融出业务增加
应收保费	**4,568**	3,073	48.6	产险业务应收保费增加
应收分保账款	**2,212**	795	178.2	产险业务应收分保账款增加
应收分保未决赔款准备金	**2,304**	1,724	33.6	产险业务应收分保未决赔款准备金增加
保户质押贷款	**2,411**	1,381	74.6	客户融资需求增加，保单质押贷款规模扩大
存出保证金	**887**	334	165.6	证券业务存出交易保证金增加
定期存款	**41,731**	65,416	(36.2)	定期存款到期收回
可供出售金融资产	**178,539**	95,200	87.5	投资规模扩大及公允价值增加
长期股权投资	**2,207**	415	431.8	增加联营公司投资
商誉	**610**	409	49.1	购并深圳中信广场及叙龙有限公司
投资性房地产	**4,051**	1,660	144.0	购并深圳中信广场增加投资物业
固定资产	**7,894**	4,552	73.4	在建工程增加
无形资产	**3,621**	940	285.2	购并叙龙有限公司增加高速公路收费经营权
递延所得税资产	**87**	888	(90.2)	平安产险及深圳平安银行递延所得税资产减少
短期借款	**3,719**	527	605.7	平安海外控股增加银行借款
同业及其他金融机构存放款项	**7,532**	3,465	117.4	银行业务规模扩大

报表项目	2007年	2006年	增减幅度(%)	主要原因
拆入资金	**175**	992	(82.4)	拆入资金到期归还
代理买卖证券款	**14,394**	3,750	283.8	证券经纪业务增长
预收保费	**2,981**	1,352	120.5	寿险业务预收保费增加
应付分保账款	**2,416**	746	223.9	产险业务应付分保账款增加
应付职工薪酬	**4,732**	2,133	121.8	工资费用增加
应交税费	**1,907**	1,166	63.6	期末应缴未交税金增加
应付利息	**574**	287	100.0	深圳平安银行存款规模扩大
应付保单红利	**7,006**	4,107	70.6	分红产品保费收入及投资收益增加
保户储金及投资款	**5,287**	4,049	30.6	投资合同收入增加
长期借款	**3,218**	155	1,976.1	购并深圳中信广场及叙龙有限公司增加长期借款
递延所得税负债	**4,822**	1,441	234.6	金融资产公允价值变动引起暂时性差异增大
其他负债	**4,211**	1,971	113.6	应付外单位往来款增加
资本公积	**72,111**	23,246	210.2	A股上市增加的股本溢价及可供出售金融资产公允价值变动
一般风险准备	**1,939**	517	275.0	计提一般风险准备
未分配利润	**18,252**	9,182	98.8	本年利润增加及利润分配
银行业务利息净收入	**3,749**	112	3,247.3	合并深圳平安银行全年数据，上年仅为15天
手续费及佣金净收入	**2,046**	565	262.1	证券经纪业务及投资银行业务增长
投资收益	**56,950**	21,292	167.5	投资资产规模扩大及投资收益率提高
其他业务收入	**2,043**	673	203.6	现金等价物收入及投资性房地产租金收入增加
退保金	**13,333**	8,617	54.7	银行保险趸缴型分红产品退保增加
赔付支出	**26,998**	18,081	49.3	满期及生存给付增加
提取保险责任准备金	**77,545**	56,160	38.1	保险业务规模扩大
摊回保险责任准备金	**592**	29	1,941.4	保险业务规模扩大
保单红利支出	**3,514**	1,487	136.3	分红产品保费收入及投资收益增加
分保费用	**16**	4	300.0	再保分入业务规模扩大
营业税金及附加	**3,656**	1,637	123.3	保费收入及投资应税收入增长
保险业务手续费及佣金支出	**10,838**	8,074	34.2	保险业务规模扩大
业务及管理费	**15,465**	10,008	54.5	公司业务规模扩大
其他业务成本	**585**	158	270.3	投资性房地产折旧费用增加
资产减值损失	**289**	5	5,680.0	其他应收款及抵债资产减值损失增加
营业外收入	**569**	87	554.0	非流动资产处置收益增加
营业外支出	**253**	62	308.1	银行业务的营业外支出增加
所得税费用	**1,902**	240	692.5	应税利润增加及递延所得税资产减少
少数股东损益	**495**	154	221.4	非全资子公司本年利润增加

6 现金流量分析

单位：人民币百万元

报表项目	2007年	2006年	增减幅度 (%)
经营活动产生的现金流入	**118,493**	96,247	23.1
经营活动产生的现金流出	**(92,060)**	(50,502)	82.3
经营活动产生的现金流量净额	**26,433**	45,745	(42.2)
投资活动产生的现金流入	**355,880**	198,318	79.4
投资活动产生的现金流出	**(365,761)**	(222,130)	64.7
投资活动产生的现金流量净额	**(9,881)**	(23,812)	(58.5)
筹资活动产生的现金流入	**41,500**	7,312	467.6
筹资活动产生的现金流出	**(5,200)**	(2,305)	125.6
筹资活动产生的现金流量净额	**36,300**	5,007	625.0
汇率变动对现金的影响额	**(207)**	(67)	209.0
现金及现金等价物变化净额	**52,645**	26,873	95.9

本年度经营活动产生的现金流入增长主要为收到的现金保费持续增长。本年度经营活动产生现金流出大幅增加，主要为赔款、给付、退保金、手续费及佣金等各项保险业务支出随着本公司保险业务规模的扩大而增长，以及由于购并深圳商业银行后银行业务产生的现金流出增加。

本年度投资活动产生的现金流入增长主要为收回投资收到的现金大幅增长所致。投资活动产生的现金流出增长主要为投资规模扩大使得投资所支付的现金出现增长。

本年度筹资活动产生的现金流入增长主要为A股上市募集资金现金流入，筹资活动产生的现金流出增长主要为分配股利及偿付利息支付的现金增长所致。

(四) 分部经营业绩

1. 寿险业务

本公司通过平安寿险、平安养老险及平安健康险三家子公司开展寿险业务。

经营业绩

以下为本公司寿险业务的经营业绩概要：

截至12月31日止年度(人民币百万元)	2007年	2006年
保险业务收入	**79,279**	68,411
已赚保费	**78,237**	67,619
手续费及佣金净收入	**160**	41
投资收益	**48,631**	19,351
公允价值变动损益	**6,395**	6,277
汇兑损失	**(510)**	(413)
其他收入	**1,269**	373
营业收入合计	**134,182**	93,248
退保金	**(13,333)**	(8,617)
赔付支出	**(16,083)**	(9,504)
减：摊回赔付支出	**530**	544
保险责任准备金增加净额	**(76,304)**	(55,634)
保单红利支出	**(3,514)**	(1,487)
营业税金及附加	**(1,808)**	(589)
保险业务手续费及佣金支出	**(9,004)**	(6,559)
业务及管理费	**(7,109)**	(5,871)
减：摊回分保费用	**175**	277
其他支出	**(296)**	(28)
营业支出合计	**(126,746)**	(87,468)
营业利润	**7,436**	5,780
营业外收支净额	**(1)**	–
利润总额	**7,435**	5,780
所得税	**396**	(109)
净利润	**7,831**	5,671

保险业务收入

截至2007年12月31日止年度(人民币百万元)	2007年	2006年
个人寿险		
新业务		
首年期缴保费	**14,623**	10,447
首年趸缴保费	**25**	34
短期意外及健康险保费	**1,836**	1,867
新业务合计	**16,484**	12,348
续期业务	**47,826**	42,960
个人寿险合计	**64,310**	55,308
银行保险		
新业务		
首年期缴保费	**82**	66
首年趸缴保费	**6,899**	5,928
短期意外及健康险保费	**2**	2
新业务合计	**6,983**	5,996
续期业务	**280**	248
银行保险合计	**7,263**	6,244
团体保险		
新业务		
首年趸缴保费	**4,464**	4,226
短期意外及健康险保费	**2,797**	2,157
新业务合计	**7,261**	6,383
续期业务	**445**	476
团体保险合计	**7,706**	6,859
人寿保险合计	**79,279**	68,411

个人寿险业务。个人寿险业务保险业务收入由2006年的553.08亿元增加16.3%至2007年的643.10亿元。增加的主要原因是本公司持续增加代理人数量及提升其产能,因而个人寿险新业务保费由2006年的123.48亿元增加33.5%至2007年的164.84亿元。此外,个人寿险业务续期保费亦由2006年的429.60亿元增加11.3%至2007年的478.26亿元。

银行保险业务。银行保险业务收入由2006年的62.44亿元增加16.3%至2007年的72.63亿元。增加的主要原因是本公司推出了通过银行保险渠道销售的新型投资连结产品。

团体保险业务。团体保险业务收入由2006年的68.59亿元增加12.3%至2007年的77.06亿元。增长较慢的主要原因是本公司继续致力于控制本项业务的发展以提高利润率。由于本公司继续重点销售员工福利保障计划,短期意外及健康险的保险业务收入由2006年的21.57亿元增加29.7%至2007年的27.97亿元。

总投资收益

寿险业务总投资收益由2006年的192.99亿元大幅增加至2007年的426.40亿元。寿险业务总投资收益率由2006年的7.8%增加至2007年的14.2%。

截至12月31日止年度(人民币百万元,比例除外)	2007年	2006年
投资收益[1]	**40,631**	16,693
公允价值变动损益[1]	**2,009**	2,606
总投资收益	**42,640**	19,299
总投资收益率[1][2]	**14.2%**	7.8%

(1) 投资收益、公允价值变动损益及总投资收益率均未考虑投资连结保险投资账户。

(2) 投资收益率的计算已考虑投资物业租赁收入、现金及现金等价物利息收入,未考虑以外币计价的投资资产产生的净汇兑损益。作为分母的平均投资资产,参照Modified Dietz方法的原则计算。

保险责任准备金增加净额

保险责任准备金增加净额2007年为763.04亿元,2006年则为556.34亿元,增长的主要原因是保险业务收入增长。

退保金

退保金由2006年的86.17亿元增加54.7%至2007年的133.33亿元。增加的主要原因是本公司通过银行保险渠道销售的某些趸缴型分红保险产品的退保金支出增加。

赔付支出

下表分险种概述赔付支出的主要组成部分。

截至12月31日止年度(人民币百万元)	2007年	2006年
赔款支出		
健康险	1,732	1,907
意外伤害险	490	425
赔款支出合计	2,222	2,332
年金给付		
寿险	14	20
年金	2,282	1,852
分红险	598	1,051
年金给付合计	2,894	2,923
满期及生存给付		
寿险	4,584	1,494
健康险	1	1
年金	–	1
分红险	4,742	1,671
满期及生存给付合计	9,327	3,167
死伤医疗给付		
寿险	143	145
健康险	937	449
年金	54	52
分红险	375	344
万能险	76	37
投资连结险	55	55
死伤医疗给付合计	1,640	1,082
赔付支出合计	16,083	9,504

赔付支出由2006年的95.04亿元增加69.2%至2007年的160.83亿元。增加的主要原因是由于本公司某些个人寿险产品的产品特性而带来的满期及生存给付增加，使满期及生存给付支出由2006年的31.67亿元大幅增加至2007年的93.27亿元。

保单红利支出

保单红利支出由2006年的14.87亿元大幅增加至2007年的35.14亿元。增加的主要原因是分红保险产品的销售增加及由于本公司分红保险产品的投资业绩较佳而引致红利分配增加。

手续费及佣金支出

截至12月31日止年度(人民币百万元,比例除外)	**2007年**	2006年
健康险	**1,243**	1,395
意外伤害险	**345**	161
寿险及其他	**7,416**	5,003
手续费及佣金支出合计	**9,004**	6,559
手续费及佣金支出占保险业务收入的比例	**11.4%**	9.6%

手续费及佣金支出(主要是支付给本公司的销售代理人)由2006年的65.59亿元增加37.3%至2007年的90.04亿元。手续费及佣金支出占保险业务收入的比例由2006年的9.6%上升至2007年的11.4%。增长的主要原因是佣金率水平相对较高的个人寿险产品首年保险业务收入增长。

业务及管理费

截至12月31日止年度	**2007年**	2006年
业务及管理费占保险业务收入的比例	**9.0%**	8.6%

业务及管理费由2006年的58.71亿元增加21.1%至2007年的71.09亿元。业务及管理费占保险业务收入的比例由2006年的8.6%增加至2007年的9.0%。增加的主要原因是首年保险业务收入增长导致相应的管理费用增加。

所得税

截至12月31日止年度	**2007年**	2006年
有效税率	**-5.3%**	1.9%

寿险业务于2006年的所得税费用为1.09亿元,2007年的所得税费用则为-3.96亿元。有效税率由2006年的1.9%下降至2007年的-5.3%。下降的主要原因是享有税收豁免的证券投资基金股息收入增加及与计入利润表内的所得税相关的递延所得税负债减少。

净利润

由于前述原因，本公司寿险业务净利润由2006年的56.71亿元增加38.1%至2007年的78.31亿元。

保险责任准备金

截至12月31日止年度(人民币百万元)	2007年	2006年
未决赔款准备金		
健康险	**586**	502
意外伤害险	**169**	127
未决赔款准备金合计	**755**	629
寿险责任准备金		
寿险	**44,534**	41,553
年金	**84,477**	71,123
分红险	**116,460**	92,886
万能险	**39,339**	21,570
投资连结险	**35,549**	21,442
寿险责任准备金合计	**320,359**	248,574
长期健康险责任准备金		
健康险	**28,603**	23,732
分红险	**8,610**	6,962
长期健康险责任准备金合计	**37,213**	30,694
保险责任准备金合计	**358,327**	279,897

保险责任准备金余额由2006年末的2,798.97亿元增长28.0%至2007年末的3,583.27亿元，主要原因是保险业务收入增长使得寿险责任准备金增加。

本公司在资产负债表日对未决赔款准备金、寿险责任准备金、长期健康险责任准备金进行以总体业务为基础的充足性测试。本公司按照保险精算重新计算确定的相关准备金金额超过充足性测试日已提取的相关准备金余额的，按照其差额补提相关准备金，计入当期损益；反之，不调整相关准备金。在对寿险责任准备金和长期健康险责任准备金进行负债充足性测试时，本公司基于最优估计的精算假设，采用适当的精算模型对保单的未来现金流作出预期。考虑的精算假设主要包括保费收入、保险利益支出、退保金支出、佣金及手续费支出、营业费用、保单红利及其他非保证利益支出等。对未来现金流贴现时使用的贴现率，反映当前与准备金相对应的资产及预期未来现金流的投资收益率情况。

2 产险业务

本公司通过平安产险和平安香港两家子公司开展产险业务。

经营业绩

以下为本公司产险业务的经营业绩概要：

截至12月31日止年度(人民币百万元)	2007年	2006年
保险业务收入	21,666	16,994
已赚保费	15,795	11,226
投资收益	2,490	615
公允价值变动损益	(45)	65
汇兑损失	(10)	(16)
其他收入	118	42
营业收入合计	18,348	11,932
赔付支出	(10,915)	(8,577)
减：摊回赔付支出	1,913	1,902
保险责任准备金增加净额	(649)	(497)
分保费用	(16)	(4)
营业税金及附加	(1,278)	(928)
保险业务手续费及佣金支出	(1,987)	(1,568)
业务及管理费	(4,093)	(2,958)
减：摊回分保费用	992	1,271
其他支出	(67)	(80)
营业支出合计	(16,100)	(11,439)
营业利润	2,248	493
营业外收支净额	(37)	(7)
利润总额	2,211	486
所得税	(727)	96
净利润	1,484	582

保险业务收入

截至12月31日止年度(人民币百万元)	2007年	2006年
机动车辆保险	15,166	11,708
非机动车辆保险	5,365	4,444
意外与健康保险	1,135	842
保险业务收入合计	21,666	16,994

保险业务收入由2006年的169.94亿元增加27.5%至2007年的216.66亿元。保险业务收入增加的主要原因在于产险三个业务系列的销售均显著增长。

机动车辆保险业务。机动车辆保险业务收入由2006年的117.08亿元增加29.5%至2007年的151.66亿元。增加的主要原因是中国居民对机动车的需求持续增加及机动车交通事故责任强制保险的推行。

非机动车辆保险业务。非机动车辆保险业务收入由2006年的44.44亿元增加20.7%至2007年的53.65亿元。增加的主要原因是企业财产保险业务收入增加。

意外与健康保险业务。意外与健康保险业务收入由2006年的8.42亿元增加34.8%至2007年的11.35亿元。增加的主要原因是本公司在2007年继续重点推广本项业务。

总投资收益

截至12月31日止年度(人民币百万元，比例除外)	2007年	2006年
投资收益	**2,490**	615
公允价值变动损益	**(45)**	65
总投资收益	**2,445**	680
总投资收益率[(1)]	**14.7%**	5.3%

(1) 投资收益率的计算已考虑投资物业租赁收入、现金及现金等价物利息收入，未考虑以外币计价投资资产产生的净汇兑损益。作为分母的平均投资资产，参照Modified Dietz 方法的原则计算。

本公司产险业务总投资收益由2006年的6.80亿元大幅增加至2007年的24.45亿元。产险业务总投资收益率由2006年的5.3%上升至2007年的14.7%。

赔款支出

截至12月31日止年度(人民币百万元)	2007年	2006年
机动车辆保险	**7,768**	5,746
非机动车辆保险	**1,321**	1,048
意外与健康保险	**562**	378
赔款支出[(1)]合计	**9,651**	7,172

(1) 产险业务赔款支出包括财务报表项目中的赔付支出、摊回赔付支出、提取保险责任准备金及摊回保险责任准备金。

赔款支出由2006年的71.72亿元增加34.6%至2007年的96.51亿元。

本公司机动车辆保险业务赔款支出由2006年的57.46亿元增加35.2%至2007年的77.68亿元。增加的主要原因是本公司机动车辆保险业务的保险业务收入增长。

本公司非机动车辆保险业务赔款支出由2006年的10.48亿元增加26.0%至2007年的13.21亿元。增加的主要原因是本公司非机动车辆保险业务的保险业务收入增长。

本公司意外与健康保险业务赔款支出由2006年的3.78亿元增加48.7%至2007年的5.62亿元。增加的主要原因是本公司意外及健康保险业务的保险业务收入增长。

手续费及佣金支出

截至12月31日止年度(人民币百万元,比例除外)	2007年	2006年
机动车辆保险	**1,488**	1,197
非机动车辆保险	**380**	299
意外与健康保险	**119**	72
手续费及佣金支出合计	**1,987**	1,568
手续费及佣金支出占保险业务收入的比例	**9.2%**	9.2%

手续费及佣金支出由2006年的15.68亿元增加26.7%至2007年的19.87亿元,增加的主要原因是保险业务收入增加。手续费及佣金支出占保险业务收入的比例仍保持为9.2%,与2006年相同。

业务及管理费

截至12月31日止年度	2007年	2006年
业务及管理费占保险业务收入的比例	**18.9%**	17.4%

业务及管理费由2006年的29.58亿元增加38.4%至2007年的40.93亿元。增加的主要原因是本公司产险保险业务收入的增长及产险行业竞争的加剧。

所得税

截至12月31日止年度	2007年	2006年
有效税率	**32.9%**	-19.8%

所得税由2006年的-0.96亿元大幅增加至2007年的7.27亿元。有效税率由2006年的-19.8%增加至2007年的32.9%。增加的主要原因是本公司应税利润增长及与计入利润表内的所得税相关的递延所得税资产减少。

净利润

由于前述原因,本公司产险业务净利润由2006年的5.82亿元增加155.0%至2007年的14.84亿元。

未决赔款准备金

截至12月31日止年度(人民币百万元)	2007年	2006年
机动车辆保险	**3,718**	3,308
非机动车辆保险	**2,935**	2,335
意外与健康保险	**237**	208
未决赔款准备金合计	**6,890**	5,851

未决赔款准备金由2006年末的58.51亿元增加17.8%至2007年末的68.90亿元,主要原因为产险三个系列产品的未决赔款准备金都有所增加。

本公司在资产负债表日对未决赔款准备金进行以总体业务为基础的充足性测试。本公司按照保险精算重新计算确定的准备金金额超过充足性测试日已提取的相关准备金余额的,按照其差额补提相关准备金,计入当期损益;反之,不调整相关准备金。

3. 银行业务

本公司通过子公司深圳平安银行开展银行业务。于2007年6月16日，中国银监会批准深圳商业银行与平安银行合并。于2007年6月27日，深圳商业银行更名为深圳平安银行的工商变更手续正式完成。合并后，深圳平安银行有1个地区管理中心，2个分行，50个支行及遍布深圳、上海及福州的逾250个自动柜员机网络。

经营业绩

以下为本公司银行业务的经营业绩概要：

截至12月31日止年度(人民币百万元)	2007年	2006年
净利息收入	**3,478**	112
手续费及佣金净收入	**112**	7
投资收益	**5**	44
其他业务净收入[1]	**491**	21
营业收入合计	**4,086**	184
资产减值损失	**(164)**	(2)
营业净收入	**3,922**	182
营业、管理及其他费用[2]	**(1,769)**	(86)
税前利润	**2,153**	96
所得税	**(616)**	(25)
净利润	**1,537**	71

本公司银行业务的净利润由2006年的0.71亿元大幅增加至2007年的15.37亿元。2007年是本公司2006年12月15日收购原深圳商业银行后的首个完整财政年度。相比2006年深圳商业银行的15天利润贡献以及平安银行较小的全年利润贡献，本公司银行业务的净利润增加主要因为深圳平安银行的2007年全年利润贡献所致。

此外，2007年经营业绩亦反映出售不良资产以及拨回诉讼准备金带来一次性的正面影响。此类非经常性之项目达4.18亿元。

(1) 其他业务净收入包括财务报表中的其他业务收入、汇兑收益及营业外收入。

(2) 营业及管理费用包括财务报表中的业务及管理费、营业税金及附加、其他业务成本及营业外支出。

净利息收入

截至12月31日止年度(人民币百万元)	2007年	2006年
利息收入		
客户贷款	3,200	132
存放央行款项	163	5
存放同业及其他金融机构款项	646	55
债券利息收入	1,305	–
利息收入合计	5,314	192
利息支出		
客户存款	(1,499)	(47)
应付同业及其他金融机构款项	(337)	(33)
利息支出合计	(1,836)	(80)
净利息收入	3,478	112
净息差[(1)]	2.7%	1.8%
平均生息资产余额(人民币百万元)	120,054	5,365
平均计息负债余额(人民币百万元)	113,162	4,519

(1) 净息差是指平均生息资产收益率(不包括收回不良贷款之欠息)与平均计息负债成本率之差。

净利息收入由2006年的1.12亿元大幅增加至2007年的34.78亿元。如上文所述，净利息收入的大幅增加主要由于2007年深圳平安银行的全年利润贡献所致。

净息差由2006年的1.8%上升至2007年的2.7%。2006年，平安银行主要从事外币业务，须从同业市场获取成本不低的资金来支持业务发展。此外，深圳商业银行对本公司银行业务经营业绩仅有15天贡献亦是1.8%净息差的另一个原因。随着深圳商业银行的全年影响及其后与平安银行合并，本公司银行业务拥有人民币及外币业务及超过三百万客户账户。因此，较低成本之客户存款成为了主要的资金来源，而净息差亦因此而升至2.7%。

投资收益

本公司银行业务的投资收益于2007年为0.05亿元，而2006年则为0.44亿元，主要由于交易类投资及衍生金融工具的公允价值变动未实现损失所致。

其他业务净收入

其他业务净收入由2006年的0.21亿元大幅增加至2007年的4.91亿元，主要由于非经常性之项目(包括出售不良资产所得收益2.67亿元以及拨回诉讼准备金1.51亿元)所致。

营业、管理及其他费用

截至12月31日止年度(人民币百万元)	**2007年**	2006年
营业及管理费用	**1,490**	72
营业税金及附加	**179**	9
其他费用及营业外支出	**100**	5
营业、管理及其他费用合计	**1,769**	86
成本与收入比例[1]	**36.5%**	39.1%

(1) 成本与收入比例为营业及管理费用/营业收入。

营业、管理及其他费用由2006年的0.86亿元增加至2007年的17.69亿元。如上文所述,营业、管理及其他费用的大幅增加主要由于深圳平安银行2007年的全年贡献所致。

由于收入增长远高于费用增长,成本与收入比例由2006年的39.1%下降至2007年的36.5%。为确保深圳平安银行的成功重组和整合,未来仍有持续的投资,因此,深圳平安银行仍将大额投资于聘请关键管理人员、IT基础设施投资及重塑品牌。

资产减值损失

在2007年出售不良贷款及贷款质量改善的正面影响下,本公司银行业务于2007年实现减值准备净转回1.16亿元。

其他资产减值损失主要由于2007年若干抵债资产及投资的减值损失所致。

所得税

于12月31日	**2007年**	2006年
有效税率	**28.6%**	26.0%

所得税由2006年的0.25亿元增加至2007年的6.16亿元。有效税率由2006年的26.0%增加至2007年的28.6%。有效税率的增加主要由于2007年出售不良资产相关的若干不可扣减费用所致。

贷款组合

于12月31日(人民币百万元)	**2007年**	2006年
企业贷款	**36,142**	22,254
票据贴现	**5,976**	12,634
个人贷款	**19,782**	14,038
贷款总额	**61,900**	48,926

贷款总额由2006年12月31日的489.26亿元增加26.5%至2007年12月31日的619.00亿元。企业贷款增加62.4%至361.42亿元,占2007年12月31日贷款总额的58.4%(2006年:45.5%)。个人贷款增加40.9%至197.82亿元,占2007年12月31日贷款总额的32.0%(2006年:28.7%)。由于贷款组合重组及资产负债管理,票据贴现于2007年12月31日下降52.7%至59.76亿元。

存款组合

于12月31日(人民币百万元)	2007年	2006年
企业存款	**96,941**	55,957
个人存款	**10,184**	11,345
存入保证金	**5,397**	5,494
汇出汇款及应解汇款	**531**	248
客户存款及保证金总额	**113,053**	73,044

客户存款及保证金总额由2006年12月31日的730.44亿元增加54.8%至2007年12月31日的1,130.53亿元。企业存款增加73.2%至969.41亿元，占2007年12月31日的客户存款及保证金总额的85.7%(2006年：76.6%)。个人存款下降10.2%至101.84亿元，占2007年12月31日客户存款及保证金总额的9.0%(2006年：15.5%)。

贷款质量

于12月31日(人民币百万元，比例除外)	2007年	2006年
正常	**58,370**	44,914
关注	**3,019**	910
次级	**296**	936
可疑	**167**	1,262
损失	**48**	904
贷款合计	**61,900**	48,926
不良贷款合计	**511**	3,102
不良贷款比率	**0.8%**	6.3%
贷款减值准备余额	**420**	2,343
拨备覆盖率	**82.2%**	75.5%

贷款质量于2007年显著改善。不良贷款比率及余额分别由2006年的6.3%大幅降低至2007年的0.8%，以及由31.02亿元下降至5.11亿元，下降的原因主要来自2007年出售不良贷款23.54亿元、成功收回不良资产及由正常及关注类别至不良类别的低迁移率。

资本充足率

于12月31日(人民币百万元，比例除外)	2007年	2006年
净资本	**6,209**	5,428
净风险加权资产	**68,466**	45,551
资本充足率(监管规定>=8%)	**9.1%**	11.9%
核心资本充足率(监管规定>=4%)	**9.1%**	12.0%

于2007年12月31日，深圳平安银行的资本充足率及核心资本充足率远高于监管规定，均为9.1%。

4. 证券业务

本公司通过子公司平安证券开展证券业务。

经营业绩

以下为本公司证券业务的经营业绩概要：

截至12月31日止年度(人民币百万元)	2007年	2006年
手续费及佣金净收入	**1,671**	462
投资收益	**1,008**	260
公允价值变动损益	**146**	76
其他收入	**374**	470
汇兑损益	**(4)**	(2)
营业收入合计	**3,195**	1,266
营业税金及附加	**(160)**	(64)
业务及管理费	**(1,142)**	(469)
资产减值损失	**(3)**	(2)
营业支出合计	**(1,305)**	(535)
营业利润	**1,890**	731
营业外收支净额	**(2)**	4
利润总额	**1,888**	735
所得税	**(396)**	(126)
净利润	**1,492**	609

手续费及佣金净收入

下表载列手续费及佣金净收入的主要组成部份：

截至12月31日止年度(人民币百万元)	2007年	2006年
手续费及佣金收入		
经纪手续费收入	**1,556**	349
承销佣金收入	**290**	82
其他	**53**	102
手续费及佣金收入合计	**1,899**	533
手续费及佣金支出		
支付经纪手续费	**(165)**	(29)
其他	**(63)**	(42)
手续费及佣金支出合计	**(228)**	(71)
手续费及佣金净收入	**1,671**	462

本公司经纪业务的经纪手续费收入由2006年的3.49亿元大幅增加至2007年的15.56亿元。增加的主要原因是由于中国股票市场快速发展，成交量大幅增长。

本公司投资银行业务的承销佣金收入由2006年的0.82亿元大幅增加至2007年的2.90亿元。增加的主要原因是由于证券市场快速发展及作为创新类券商本公司致力于发展该项业务。

手续费及佣金支出合计的增加与业务的增长保持一致。由于该原因，手续费及佣金净收入由2006年的4.62亿元大幅增加至2007年的16.71亿元。

投资收益

截至12月31日止年度(人民币百万元)	2007年	2006年
投资收益	**1,008**	260
公允价值变动损益	**146**	76
总投资收益	**1,154**	336

本公司证券业务的总投资收益由2006年的3.36亿元大幅增加至2007年的11.54亿元。增加的主要原因是本公司自营证券业务的已实现投资收益大幅增加。

业务及管理费

业务及管理费用由2006年的人民币4.69亿元增加143.5%至2007年的人民币11.42亿元。增加的主要原因是工资及员工福利支出增加，以及由于2007年本公司证券业务发展，创新类业务相关费用增加。

所得税

截至12月31日止年度	2007年	2006年
有效税率	**21.0%**	17.1%

所得税由2006年的1.26亿元大幅增加至2007年的3.96亿元。增加的主要原因是由于应税利润的增加。有效税率由2006年的17.1%增加至2007年的21.0%。

净利润

由于前述原因，本公司证券业务净利润由2006年的6.09亿元增加145.0%至2007年的14.92亿元。

5. 信托业务

截至12月31日止年度(人民币百万元)	2007年	2006年
手续费及佣金净收入	**380**	91
投资收益	**819**	185
其他收入	**16**	17
营业收入合计	**1,215**	293
资产减值损失	**(77)**	(6)
汇兑损益	**(1)**	(1)
营业、管理及其他费用	**(283)**	(136)
营业支出合计	**(361)**	(143)
所得税	**(110)**	(26)
净利润	**744**	124

(1) 上述数据并未合并平安信托下属子公司,对子公司的投资按成本法核算。

手续费及佣金净收入

下表载列手续费及佣金净收入的主要组成部份:

截至12月31日止年度(人民币百万元)	2007年	2006年
手续费及佣金收入		
信托产品管理费	**511**	83
托管及其他受托业务佣金收入	**118**	32
其他	**27**	8
手续费及佣金收入合计	**656**	123
手续费及佣金支出		
信托产品手续费支出	**(245)**	(19)
其他	**(31)**	(13)
手续费及佣金支出合计	**(276)**	(32)
手续费及佣金净收入	**380**	91

手续费及佣金收入合计由2006年的1.23亿元大幅增加至2007年的6.56亿元。增加的主要原因是由于本公司管理的信托资产在2007年大幅增长。由于该原因,信托产品管理费收入由2006年的0.83亿元大幅增加至2007年的5.11亿元。

手续费及佣金支出合计的增加与业务的增长保持一致。由于该原因,手续费及佣金净收入由2006年的0.91亿元大幅增加至2007年的3.80亿元。

投资收益

截至12月31日止年度(人民币百万元)	2007年	2006年
投资收益	**686**	142
公允价值变动损益	**133**	43
总投资收益	**819**	185

本公司信托业务的投资收益由2006年的1.85亿元大幅增加至2007年的8.19亿元。增加的主要原因是由于已实现收益的增加。

营业、管理及其他费用

营业、管理及其他费用由2006年的1.36亿元增加108.1%至2007年的2.83亿元。增加的主要原因是由于工资及员工福利支出增加。

所得税

截至12月31日止年度	2007年	2006年
有效税率	**12.9%**	17.3%

所得税由2006年的0.26亿元大幅增加至2007年的1.10亿元。增加的主要原因是由于应税利润的增加。有效税率由2006年的17.3%下降至2007年的12.9%。

净利润

由于前述原因,本公司信托业务净利润由2006年的1.24亿元大幅增加至2007年的7.44亿元。

6、 *偿付能力状况*

以下汇总了本公司主要保险子公司的偿付能力相关指标数据:

	2007年12月31日			2006年12月31日		
	实际资本(人民币百万元)	最低资本(人民币百万元)	偿付能力充足率(%)	实际资本(人民币百万元)	最低资本(人民币百万元)	偿付能力充足率(%)
平安寿险	**45,218**	**15,704**	**287.9**	23,983	13,096	183.1
平安产险	**4,895**	**2,695**	**181.6**	2,613	1,990	131.3

偿付能力充足率是保险公司资本充足率的量度标准,计算方法是用实际资本除以最低资本。根据中国保监会有关法规,保险公司的偿付能力充足率必须达到规定水平。一般情况下,中国保监会认为若保险公司达到不低于100%的偿付能力充足率,则其在财务上是健全的。

截止2007年末,本公司完全符合外部要求的资本需求,平安寿险和平安产险均偿付能力充足。

五 风险管理

风险管理方式

本集团将风险管理视为业务活动的核心内容，致力于建立及维护一个规范本集团整体运作架构的风险管理架构。

风险管理委员会成员包括副首席执行官、集团总经理、总精算师、首席稽核执行官、首席律师、首席信息执行官及副首席财务执行官。

委员会每年召开三次会议来检讨风险管理进度。会议讨论风险管理架构及主要风险管理事宜。此外，也评估企业新的战略目标的风险情况；评估会议间隔期间主要风险事件，提议新风险衡量技术及风险控制措施并进行审议。此外，也对本公司通过内部审核及法规变化与会计准则变化等外部因素中发现的潜在经营风险进行检讨，同时制订适当的应对方法。最后，委员会将就之前会议上提出的应对风险方案的适当性进行检讨。

深商行已经并入本集团一年，2007年中期正式更名为深圳平安银行。因而本节中部分量化及披露风险值将包含银行业务。深圳平安银行采取众多措施以管理包括信贷风险、市场风险及经营风险在内等银行风险因素，不断推动银行的风险管理工作的发展：

- 风险管理团队搭建完毕，针对不同性质的风险通过调整或新建、已设立相应具体管理部门且负责人均招聘完毕，各部门的具体工作人员也基本到位。
- 已设立资产负债管理委员会，来不断优化资产负债结构，实现资本净值的持续增长，为股东实现最大的回报。
- 已设立风险政策委员会，主要职能是拟定信用风险和市场风险管理的相关政策、制度、流程，并监督执行情况。风险政策委员会原也负责操作风险管理，后由2007年底新成立的操作风险管理委员会承接。
- 2008年1月，银行开始启动新巴塞尔协议项目，并成立执行委员会和项目实施小组，制订项目实施规划、战略并监督执行情况。

保险产品风险

保险产品风险是指由于受投资收益率、费用、税项、死亡与疾病赔付及保户行为的影响，而使保险产品的实际赔款与产品设计定价时预计赔款产生差异所导致的风险。

本集团的目标是管理保险风险并减少营业利润的波动性。本集团通过下列机制来管理保险风险：

- 信息管理系统用于随时提供最新、准确和可靠的风险数据；
- 精算模型和统计技术，有助于定价决策和监控赔付方式；
- 发出有关订立保险合同和承担保险风险指引；
- 遵循主动的理赔处理程序来进行调查和理赔，从而杜绝可疑和欺骗性赔付；
- 利用再保险，将风险转移给提供高度安全性的再保险公司，以减低本集团的大额赔付和巨灾赔付风险；

- 通过取得相当庞大数目的风险投保来分散风险，以减低预期结果的可变性。分散策略旨在确保承保风险已按风险类别和金额、行业和地区恰当地分散；

- 保险资产组合由保险负债的性质和期限决定。资产和负债的管理受严密监控，务求将资产到期日与预期赔付方式相匹配。

资产与负债的失衡风险

资产负债失衡风险指因本集团未能按期限及投资回报将资产与负债匹配而产生损失的风险。

本集团的资产负债管理包括根据不同确定利率情形来衡量净收入及股东权益的敏感性的程序及模式，所采用的情形和假设将定期检讨及更新，并以通过分析获得的见解来衡量本集团的风险情况及资本状况。

在现行的法规与市场环境下，本集团没有期限足够长的资产可供投资，以与寿险责任的期限相匹配。当法规与市场环境允许时，本集团有意逐步拉长资产期限。

市场风险

市场风险是指因利率、市场价格、外汇汇率及其他市场价格相关因素的变动引起金融工具的公允价值变化，从而导致潜在损失的风险。在现行的中国法规与市场环境下，本集团并无可有效地规避其市场风险的金融工具。本集团为每类资产设定风险最高限额，以控制市场风险。设定这些限额时，本集团充分考虑其风险策略及对其财务状况的影响。限额的设定亦取决于资产负债管理策略。

本集团运用各类方法量化市场风险，包括敏感性分析及计算风险价值。风险价值是一种运用历史市场价格的简明扼要的统计计量工具，其估计相对于目标范围的最大损失额，以致产生较高实际损失的预设可能性甚低。然而，由于缺乏可靠的历史财务数据，在中国现时市场环境下运用风险价值方法具有局限性。

市场风险－利率风险

本集团持有的固定到期日投资面临利率风险。这些投资主要指资产负债表内以公允价值入账的债券投资。

本集团采用敏感性分析来估计风险。估计利率敏感性时，是假设政府债券收益率曲线以50个基点为单位平行变动。

本部分量化及披露风险值包含银行业务。

于2007年12月31日（人民币百万元）	**利率变动**	**减少利润**	**减少权益**
因交易而持有的债券投资及可供出售的债券投资	增加50个基点	153	2,728

市场风险－市场价格风险

本集团持有的上市权益投资面临市场价格风险，这些投资主要为权益证券及证券投资基金。

本集团采用10日市场价格风险价值方法估计风险。市场价格风险价值的计算方法是：权益证券／证券投资基金市场价格×10日市场波动的最大幅度(99%)。

本部分量化及披露风险值包含银行业务。

于2007年12月31日（人民币百万元）	**对权益的影响**
因交易而持有及可供出售的权益证券，证券投资基金	14,495

市场风险-外汇风险

本集团持有的以外币计价的资产面临外汇风险。这些资产包括外币存款及债券等货币性资产和外币股票及基金等以公允价值计量的非货币性资产。本集团以外币计价的负债也面临汇率波动风险,这些负债包括外币借款、吸收存款及未决赔款准备金等货币性负债和以公允价值计量的非货币性负债。上述资产和负债的汇率波动风险会相互抵消。

本集团采用敏感性分析来估计风险。估计外汇风险敏感性时,假设所有以外币计价的货币性资产和负债以及以公允价值计量的非货币性资产和负债兑换人民币时同时一致贬值5%。

本部分量化及披露风险值包含银行业务。

于2007年12月31日(人民币百万元)	减少利润	减少权益
假设所有以外币计价的货币性资产和负债以及以公允价值计量的非货币性资产和负债的价值兑换人民币时同时一致贬值5%估计的汇率波动风险净额	504	2,013

信用风险

信用风险是指本集团的债务人到期未能支付本金或利息而引起经济损失的风险。

本集团主要会遭受的信用风险与其存放在商业银行的存款及从其银行业务发放第三方的贷款有关。

本集团已设立内部信用评级系统,以评估信用风险资产。本集团通过该系统每年至少一次或于发生信用事件时审核对方的评级。

本集团通过为商业银行及债券发行公司设定相关信用等级的预期拖欠率及预期贷款回收率,来量化信用风险。信用风险的计算方法为:(本金额+未支付利息)×拖欠率×(1-贷款回收率)

本部分量化及披露风险值不包含银行业务。

于2007年12月31日(人民币百万元)	对利润的影响
存放在商业银行的定期存款及发放外部第三方的贷款	321

经营风险

经营风险是由于内部运作失误或不可控制的外部事件而引起损失的风险。内部运作失误乃由于内部流程不当或失效(流程风险)、系统失效(系统风险)及人员表现失误(人员风险)所致。引致经营风险的不可控制外部事件,主要由于法律事件或法律规定、会计准则及税法发生变更所致。

内部经营风险方面,本集团已采取积极措施,实施适当及充分的预防控制、识别控制及损失限制控制。这些控制纳入业务流程、系统运作及人员表现中。本集团的内部及外部审核部门严格核查控制的可靠性。本集团的审计委员会审阅内部及外部审计师的报告,以确保采取适当措施处理发现的控制缺陷。不可控制的外部事件方面,本集团的法律部、财务部与企划精算部紧密监控法律规定、会计准则及税法的变化。

(六) 本公司经营中的问题与困难

1. 寿险业务

平安寿险制定"二元化发展"战略，将一方面立足于沿海城市已具备的优势地位，另一方面加紧在内地、中小城市探索新模式。实现二元市场的快速成长，公司将面临人才、资源分配等方面的挑战。

央行持续调控政策对保险业的发展产生一定影响。一是对保险产品销售的负影响。加息后一年期存款基准利率上调，对传统储蓄型保险产品的销售带来不利影响。二是对保险资金运用收益率的正影响。由于保险公司的资产有相当一部分配置在银行存款和债券投资上，加息会增加保险公司再投资和新增投资于银行存款、债券投资的净收益，并有利于改善寿险公司资产负债不匹配的潜在风险，提高寿险公司的内含价值。

寿险产品费率自由化趋势明显，本公司寿险业务势必也会面临挑战，本公司将密切关注政策动态及监管办法，完善已有的分析，制定应对举措。

2. 产险业务

2007年国内产险市场主体持续增加，市场竞争程度加剧，加重了本公司产险业务经营成本的压力。对此，平安产险将持续强化效益市场的开拓，提升优质业务的占比；同时通过整合内部资源，加强业务渠道的专业化建设，不断降低业务获取成本。

3. 银行业务

2007年，本公司银行业务相继完成了战略重组和合并平安银行等工作，正处于从区域性银行向全国性银行的转型期，机构和人员变化较大，新架构与管理模式的运作尚不完全顺畅。同时转型期间各项投入较大，导致深圳平安银行的成本增幅较大，成本收入比处于较高水平。

4. 其他

平安养老险、平安健康险、平安资产管理(香港)尚处于创业期，短期内还不能对全集团的利润作出较明显的贡献。

(七) 报告期内重大事项讨论与分析

在报告期内，本集团有以下业务事项将对公司经营产生影响。

1. 保险业务

2007年本公司寿险业务发展快速，其中销售人力的快速成长，以及产品停售换代对业务发展都有较大影响，个险2007年完成首年保费收入146.48亿元，比2006年增长39.8%。

2007年产险市场竞争加剧，业务获取成本有所增加，对本公司产险业务的盈利造成压力，产险总体综合成本率偏高。

受惠于投资环境的显著改善，2007年保险资金投资收益成绩喜人。

2 其他

截至2007年11月27日Euronext Brussels and Amsterdam(布鲁塞尔及阿姆斯特丹法欧交易所)交易时段结束时，平安寿险斥资约18.1亿欧元购买欧洲富通集团(Fortis)9,501万股股份，约占富通总股本的4.18%，成为富通集团单一最大股东。截至2007年12月31日，平安寿险持有富通集团10,529.18万股股份，约占其已发行股本的4.6%。

本公司已获中国保监会的批复，可运用自有外汇资金和人民币购汇资金，合计不超过上年末总资产的15%，投资香港股票市场和重大股权项目。

2007年3月，中国银监会颁布的《信托公司管理办法》和《信托公司集合资金信托计划管理办法》正式实施，该办法在对原有信托监管法规清理、整合的基础上，进一步完善了我国的信托监管法规，引导平安信托做大做强信托业务。

2007年7月，中国证监会向派出机构下发《证券公司分类监管工作指引(试行)》和相关通知，平安证券获评A类A级，代表了监管机构对其风险管理和合法合规经营的高度认可，为各项创新业务的开展提供了良好的基础。

(八) 公司控制的特殊目的主体情况

截至2007年12月31日，本公司主要有以下由本公司之子公司控制的以单一资金信托形式存在的特殊目的主体，其业务性质主要是进行项目投资。

名称	控制主体	业务性质
山西太焦高速公路项目单一资金信托	平安寿险	投资控股 高速公路
湖北荆东单一资金信托	平安寿险	投资控股 高速公路
泛华荆州单一信托	平安信托	信托贷款
泛华置业荆州二期贷款单一信托	平安信托	信托贷款
平安万企股权投资单一资金信托	平安信托	股权投资
华联回龙观物业投资一期资金信托	平安信托	物业投资
九号公寓物业投资单一资金信托	平安信托	物业投资
物业投资零八零一单一资金信托	平安信托	物业投资

(九) 会计估计变更的说明

本报告期，本公司作出的主要会计估计变更如下：

本公司在符合保监发[1999]90号文件关于所提取责任准备金不得低于法定责任准备金，以及评估利息率不得高于定价利率或7.5%的精算规定的基础上，对定价利息率高于或等于7.5%的高利率险种采用更稳健的评估利息率。于2007年度，本公司将高利率险种的评估利息率从6.5%-7.5%降至6%-6.5%。本项会计估计变更对公司2007年度税前利润的影响为减少税前利润约人民币96.98亿元。

评估利息率的调整，是本公司结合具体情况，持续的、有计划进行的一项工作。本公司从2000年开始就逐步对预定利率高于或等于7.5%的高利率保单的评估利息率适当下调，且在未来仍将继续推进该计划。评估利息率下调虽然导致了本公司当期的税前利润减少，但随着责任准备金的增提，高利率保单在未来可能产生的亏损也会相应减少，对本公司未来产生的负面财务影响将减弱。

二、公司未来发展展望

(一) 本公司发展目标

1. 本公司致力于发展成为以保险、银行、投资为核心，国际领先的综合金融服务集团

本公司将致力于向国际领先的综合金融服务集团的目标迈进，力争成为市场的主导者之一，在持续提升保险业务优势的基础上，积极发展银行业务和投资业务，构建以三大业务为支柱的核心业务体系。

2. 2008年公司经营计划

在过去的发展历程中，本公司保持了高速的发展态势。2008年公司将继续落实本届董事会既定发展规划，强化各项业务的增长要求，追求有价值、可持续、超越市场的增长。力争实现持续健康的利润增长，继续向股东提供稳定的回报。

- 保持核心业务健康快速发展。寿险围绕「二元化、挑战新高」的核心战略，实施有效益可持续的增长：细化健康增员的发展模式，配合及时激励政策，推动业务保持快速增长；启动新设立的二元化网点。产险加快销售渠道建设，完善销售队伍管理平台，提升销售竞争力；继续推进产品创新发展，开拓新的利润来源。

- 加快银行和投资业务发展。加速发展银行的零售业务、财富管理、中小企业业务和信用卡业务；加大对系统建设、网点建设和队伍建设的投入；加快拓展小额消费信贷全国业务网点铺设，提升业务平台及风险管控能力。加快第三方资产管理业务发展，完善业务管理平台。发展非资本市场投资，同时加快建设PE投资团队及业务平台；进一步完善全球投资平台，稳步推进海外投资。

- 继续推进综合金融平台搭建，科学合理分配资本金及资源投入，实现长期健康发展，积极寻找投资机会，如并购等。

2008年，股票市场波动加剧、战略投入带来的成本压力将是本公司面临的主要挑战。综合考虑各方因素，预计2008年公司保费收入增长15%以上，利润增长较上年将放缓，回复平稳增长趋势。

(二) 本公司所处主要行业的发展趋势及公司面临的市场竞争格局

1. 中国保险市场有较大的增长潜力

本公司目前主要从事保险业务。瑞士再保险集团公布的统计数据显示，2006年全球实现3.72万亿美元保费收入，较前一年增长5.5%，寿险业的增长在其中起到了主要作用。就总保费而言，至2006年底，中国保险市场总保费收入跃居世界第九位，同时，中国也是全球增长速度最快的保险市场之一，保险行业是中国国民经济中发展最快的行业之一。

2007年中国保险业实现保费收入7,035.76亿元，同比增长24.7%；其中财产险保费收入1,997.74亿元，同比增长32.6%；寿险保费收入4,463.75亿元，同比增长24.5%；健康险保费收入384.17亿元，同比增长2.4%；意外险保费收入190.11亿元，同比增长17.4%。保险公司总资产2.90万亿元，比2006年底增长47.2%。

2. 竞争分析

截至2007年末，中国境内目前共有保险公司110家，比2002年增加68家，保险资产管理公司9家，保险专业中介机构2,331家。有15个国家和地区的43家外资保险公司在华设立134个营业机构。初步形成了国有控股(集团)公司、股份制公司、外资公司等多种形式、多种所有制成份并存，公平竞争，共同发展的市场格局。

下表为2007年人寿保险公司收入排名和市场份额：

公司	保费收入 (亿元)	市场份额 (%)
中国人寿保险股份有限公司	1,966.11	39.7
中国平安人寿保险股份有限公司	791.77	16.0
中国太平洋人寿保险股份有限公司	506.87	10.2
泰康人寿保险股份有限公司	342.37	6.9
新华人寿保险股份有限公司	326.06	6.6
其他	1,015.79	20.6
合计	**4,948.97**	**100.0**

资料来源：中国保监会网站

下表为2007年财产保险公司收入排名和市场份额：

公司	保费收入 (亿元)	市场份额 (%)
中国人民财产保险股份有限公司	885.92	42.5
中国太平洋财产保险股份有限公司	234.33	11.2
中国平安财产保险股份有限公司	214.50	10.3
其他	751.73	36.0
合计	**2,086.48**	**100.0**

资料来源：中国保监会网站

2007年，从保费收入情况来看，本公司在中国是第二大人寿保险公司，第三大财产保险公司。

本公司保费收入和市场份额如下表：

	2007年	2006年
平安寿险		
保费收入(亿元)	**791.77**	684.11[1]
市场份额(%)	**16.0**	17.0
平安产险		
保费收入(亿元)	**214.50**	168.62
市场份额(%)	**10.3**	10.7

资料来源：中国保监会网站

(1) 根据新会计准则，从2007年起，寿险团险保费不再包含投资合同保费，2006年度的比较数字已重列以符合本期间的呈列方式。

2007年平安产险实施了更为细致和严格的风险筛选政策。另一方面，中国国内农业保险业务在2007年高速增长，而平安产险并未大规模涉足该领域。两方面因素导致市场份额略有下降。

3. *未来发展机遇和挑战*

2008年，在国内投资、出口和居民消费稳步提升的条件下，中国国民经济仍将保持平稳快速增长。党的十七大提出"推进金融改革，发展金融市场，建设现代金融体系"的目标和要求，为我国金融业体制改革和业务创新指明了方向。良好的政治经济大环境为我国金融保险行业的发展创造了条件，也给本公司实现既定的战略目标带来难得的发展机遇。但是机遇也意味着挑战，本公司将及时采取适当举措，积极应对。

作为本公司核心的保险业务，在不断增强综合实力，提升核心竞争力的同时，未来也面临着一些挑战。如与国内保险行业的主要竞争对手相比，本公司网点数目、营销人员数量、客户数量、保费收入规模方面仍然存在一定的差距；另一方面，随着中国保险市场逐步开放，国外大型保险公司正加紧布局国内保险市场，本公司在行业人才稳定、业绩持续健康增长、市场份额增长等各方面将面临一定的压力。

2008年，本公司将继续推进综合金融战略，强化高度整合的综合金融服务平台，以"一个客户、一个账户、多个产品、多项服务"为核心竞争策略，将集团战略和发展规划推向全新的、富有成效的实施新阶段。

在业务发展方面，本公司将进一步做大做强保险核心业务，加快银行、年金、证券、信托业务的发展，大力拓展新渠道、第三方资产管理、小额消费信贷等新业务平台，积极培育新的利润增长点，努力实现保险、银行和投资三大业务的均衡发展。

在运营平台建设方面，本公司将实施多个运营中心的建设，不断优化内部资源共享的平台和机制，更有力地支持集团交叉销售，更进一步发挥综合金融集团的协同效应。

在投资方面，本公司将不断拓宽投资渠道，加大基础设施建设项目投资的力度和深度。同时，进一步加快全球投资平台建设，稳步推进海外投资，分散投资风险，提升集团投资回报率。

在管理方面，本公司将不断完善公司治理，优化内部管控流程，提升各业务线的专业化经营管理水平，确保管理团队能应对综合金融经营所面临的经营风险。

三、报告期内投资情况

(一) 募集资金使用情况

1. *H股募集资金使用情况*

本公司2004年首次公开发行H股所得款项已全部用作一般企业用途及改善业务运营，所得款项构成本公司营运资金一部分，并按照相关行业监管机构有关适用法规进行使用。

本报告期内的重要股权投资事项如下：

增资平安养老险

经中国保监会于2007年3月9日批准，本公司向平安养老险增加2亿元注册资本。增资后，平安养老险的注册资本为人民币5亿元。

增资平安资产管理

经中国保监会于2007年8月2日批准，本公司向平安资产管理增加3亿元注册资本。增资后，平安资产管理的注册资本为人民币5亿元。

2. *A股募集资金使用情况*

本公司2007年2月首次公开发行A股，募集资金净额达人民币382.22亿元。截止2007年12月31日，本公司已将募集资金全部用于充实公司资本金。

三、非募集资金使用情况

本公司非募集资金主要来源于核心保险业务。本公司严格按照保监会的相关法规要求进行保险资金运用，所有保险资金的投资均为日常经营活动中的正常运用。

四、上年度报告中披露的经营计划修改内容

上年度本公司未披露经营计划，与A股上市时披露的发展目标相比，本报告期内本公司无经营计划修改内容。

五、董事会日常工作情况

(一) 董事会会议情况及决议内容

1. 公司于2007年1月30日以通讯表决的方式召开第七届董事会第七次会议，会议审议通过了公司《关于审议平安集团在汇丰银行、工商银行及平安银行存款的持续性关联交易的议案》、《关于推荐公司独立非执行董事候选人的议案》、《关于深圳市商业银行受让汇丰银行持有的平安银行股份关联交易的议案》和《关于调整公司交易审批权限的议案》。

2. 公司于2007年2月27日以通讯表决的方式召开第七届董事会第八次会议，会议审议通过了《关于投资认购民生银行定向增发股份的补充议案》。

3. 公司于2007年4月11日在深圳召开第七届董事会第九次会议，会议审议通过了《公司2006年度总经理工作报告》、《公司2006年年度报告》、《推荐公司独立非执行董事候选人的议案》和关于向中国保监会上报的合规、风险管理和内部控制的三个报告。

4. 公司于2007年4月13日以通讯表决的方式召开第七届董事会第十次会议，会议审议通过了《关于平安集团为平安海外控股公司提供担保的议案》。

5. 公司于2007年4月26日在澳门召开第七届董事会第十一次会议，会议审议通过了《公司2007年第一季度季报》和《关于执行新会计准则后公司会计政策、会计估计变更的议案》。

6. 公司于2007年5月25日以通讯表决的方式召开第七届董事会第十二次会议，会议审议通过了《关于审议公司治理专项活动的自查报告和整改计划的议案》。

7. 公司于2007年6月25日以通讯表决的方式召开第七届董事会第十三次会议，会议审议通过了《关于申请境外投资额度的议案》、《关于审议<信息披露事务管理制度>的议案》和《关于平安集团为平安海外控股公司提供担保的议案》。

8. 公司于2007年8月16日在上海召开第七届董事会第十四次会议，会议审议通过了《公司2007年中期报告》、《关于调整董事会专业委员会人员组成的议案》和《关于审议<上市公司治理专项活动的整改报告>的议案》。

9. 公司于2007年10月25日在昆明召开第七届董事会第十五次会议，会议审议通过了《公司2007年第三季度季报》和《关于调整执行董事审议平安集团与海外控股担保交易的授权额度的议案》。

10. 公司于2007年12月12日以通讯表决的方式召开第七届董事会第十六次会议，会议审议通过了《关于投资博时基金管理有限公司股权的议案》。

(二) 董事会对股东大会决议的执行情况

本报告期内，中国平安董事会全体成员遵照有关法律法规及《公司章程》的规定，勤勉尽责，认真执行股东大会的决议，完成了股东大会交付的各项任务。

(三) 审计委员会的履职情况汇总报告,包括对公司财务报告的两次审议意见、对会计师事务所审计工作的督促情况、向董事会提交的会计师事务所从事上年度公司审计工作的总结报告以及对下年度续聘或改聘会计师事务所的决议书

审计委员会的主要职责是审阅及监督本公司的财务报告程序。审计委员会亦负责检讨外聘会计师事务所的委任、外聘会计师事务所的酬金及有关外聘会计师事务所任免的任何事宜。此外,审计委员会亦审查本公司内部控制的有效性,其中涉及定期审查公司不同管治结构及业务流程下的内部控制,并考虑各自的潜在风险及迫切程度,以确保本公司业务运作的效率及实现本公司目标及策略。有关审阅及审查的范围包括财务、经营、合规情况及风险管理。审计委员会亦审阅本公司的内部审计方案,并定期向董事会呈交相关报告及意见。

在2007年,审计委员会的成员发生了变更。独立非执行董事张鸿义先生、陈甦先生于2007年8月16日起加入审计委员会、出任审计委员会的委员,鲍友德先生则不再担任审计委员会的委员。目前审计委员会由5位独立非执行董事及1位非执行董事组成,所有该等董事均不参与本公司的日常管理。审计委员会由一位具备适当专业资格或会计或相关财务管理专门知识的独立非执行董事出任主席。

于2007年,审计委员会共举行4次会议。所有该等会议均根据公司章程的规定召开。尤其是,审计委员会已审阅截至2006年12月31日止年度财务报告及截至2007年6月30日止六个月的半年度财务报告,同时,审计委员会亦于2008年3月18日召开的审计委员会2008年第一次会议上审阅了截至2007年12月31日止年度的未经审计及已经审计的财务报告,并对财务报告的编制基准(包括所采纳的假定及会计政策及标准的适当性)满意,且已提出推荐建议供董事会考虑。

此外,为使委员会成员可更好地评估本公司的财务申报制度及内部控制程序,所有该等董事亦于年内与本公司合资格会计师及外聘会计师事务所举行会议。

审计委员会亦已审核外聘会计师事务所的表现、独立性及客观性,对结果满意,且已提出推荐建议供董事会考虑,并且于本公司2007年年度股东大会上建议继续聘用该会计师事务所。

(四) 薪酬委员会的履职情况汇总报告:包括对公司董事、监事和高级管理人员所披露薪酬的审核意见;对公司股权激励计划实施过程中的授权是否合规、行权条件是否满足的核实意见

报告期内,薪酬委员会共举行4次会议。根据公司业绩,审阅了全体董事及高级管理层的表现及薪酬待遇。对公司执行董事和高级管理人员,根据每位成员的职责等差异,分别进行了薪酬市场比较报告。聘请安永华明会计师事务所对2007年度长期奖励计划的执行情况执行了商定程序。此外,根据董事会决议,草拟了A股股权激励计划草案。

六、 利润分配预案

根据《公司章程》及其他相关规定,公司在确定可供股东分配的利润额时,应当按照中国会计准则财务报表的净利润提取法定盈余公积。2007年度经审计的母公司中国会计准则财务报表净利润为人民币68.62亿元,公司2007年度利润分配以此为基准,提取10%的法定盈余公积。

经过上述利润分配,并结转按相关规定调整的上年度未分配利润后,根据中国会计准则和国际财务报告准则财务报表,并按照《公司章程》及其他相关规定,确定公司可供股东分配利润为人民币55.87亿元。

公司建议,以总股本7,345,053,334股为基数,派发公司2007年年度股息,每股派发现金股息人民币0.50元,共计人民币36.73亿元。其余未分配利润(包括以公允价值计量且其变动计入当期损益的金融资产,其公允价值变动形成的收益)结转至2008年度。

以上预案须经公司2007年度股东大会审议通过后实施。

本公司无公积金转增股本方案。

第九节 监事会报告

本报告期内，监事会全体成员按照《公司法》和《公司章程》的有关规定，遵守诚信原则，认真履行监督职责，有效维护了股东、公司、员工的权益和利益。

一、监事会的工作情况

2007年4月11日在深圳市观澜镇平安金融培训学院召开了公司第五届监事会第四次会议，会议审议并一致通过了《公司2006年度监事会报告》、《关于审议公司2006年年度报告正文和摘要的议案》、《2006年度廉政建设报告》和《2006年度内部控制评估报告》。

2007年4月23日至4月26日以通讯表决方式召开了公司第五届监事会第五次会议，会议审议并一致通过了《关于审议公司2007年第一季度季报(草稿)的议案》。

2007年8月16日在上海市张江中国平安后援中心召开了公司第五届监事会第六次会议，会议审议并通过了《关于审议公司2007年中期报告(草稿)的议案》和《关于审议<上市公司治理专项活动的整改报告>的议案》。

2007年10月15日至10月25日以通讯表决方式召开了公司第五届监事会第七次会议，会议审议并一致通过了《关于审议公司2007年第三季度季报(草稿)的议案》。

监事会各位成员出席监事会的情况具体如下：

监事类别	姓名	出席监事会次数／举办次数	出席率
外部监事	肖少联(主席)	4/4	100%
	孙福信	4/4	100%
	董立坤	4/4	100%
股东代表监事	车峰	4/4	100%
	林立	4/4	100%
	段伟红	4/4	100%
职工代表监事	胡杰	4/4	100%
	何奕（于2007年7月10日辞任）	1/1	100%
	郗江源	3/3注	100%
	王文君	4/4	100%

注：监事郗江源自2007年7月10日出任公司监事。

2007年11月，监事会部分成员和独立非执行董事代表一起，对本公司子公司平安寿险、平安产险和平安养老险江西、福建的二级机构以及深圳平安银行福州分行进行了调研考察。本报告期内，监事会成员列席了公司2007年第一次临时股东大会、2006年年度股东大会和董事会的四次现场会议。

二、 监事会就有关事项发表的独立意见

（一） 公司依法经营情况

报告期内公司依法经营、规范管理、经营业绩客观真实；内控管理工作的深度和广度有了较大的发展和提高，内控制度完整、合理、有效；公司经营决策程序合法，董事及其他高级管理人员在业务经营及管理过程中谨慎、认真、勤勉，未发现任何违法违规违章行为和损害股东利益行为。

（二） 财务报告的真实性

公司本年度财务报告已经由安永华明会计师事务所和安永会计师事务所，分别根据国内和香港审计准则，出具了标准无保留意见的审计报告。财务报告真实、客观、准确地反映了公司的财务状况和经营成果。

（三） 公司募集资金的投入使用情况

2007年2月公司首次公开发行A股，募集资金净额达人民币382.22亿元，已全部用于充实本公司资本金。上述募集资金的实际投入项目和用途均与招股说明书中所承诺的一致。公司严格根据募股资金使用计划，合理运用募股资金。

（四） 公司收购、出售资产情况

截至2007年11月27日，本公司控股子公司中国平安人寿保险股份有限公司通过二级市场购入Fortis SA/NV and Fortis N.V.（富通集团）9,501万股股份，占其已发行股本的4.18%，总代价为18.1亿欧元。监事会认为前述股份认购对股东而言属公平合理，符合本公司及股东之整体利益。

（五） 关联交易情况

报告期内，公司的关联交易公平合理，未发现损害股东权益及公司利益的情况。

（六） 内部控制制度情况

公司制定了较为完整、合理、有效的内部控制制度。

（七） 股东大会决议的执行情况

公司监事会成员列席了公司董事会和股东大会会议，对公司董事会提交股东大会审议的各项报告和提案内容，监事会没有任何异议。公司监事会对股东大会的决议执行情况进行了监督，认为公司董事会能够认真履行股东大会的有关决议。

监事会在新的一年中，将进一步拓展工作思路，全面贯彻落实科学发展观，一如既往地依据《公司法》、《公司章程》及上市规则的有关规定履行职责，谨遵诚信原则，加强监督力度，以维护和保障本公司及股东利益不受侵害为己任，忠实、勤勉地履行监督职责，努力做好各项工作。

第十节 重要事项

一、重大诉讼仲裁事项

本年度公司无重大诉讼、仲裁事项。

二、资产交易事项

(一) 收购资产情况

2007年6月8日，平安寿险与民生银行签订《认购协议》，以每股人民币7.63元的认购价格认购民生银行非公开发行股票7.14亿股，锁定期12个月，认购总价款为人民币54.48亿元。该认购是本集团日常经营过程中的投资决定，有利于本集团拓宽投资渠道及扩大保险资金运用回报。

(二) 吸收合并情况

2007年6月16日，中国银监会批准深圳商业银行受让平安银行全部股权，吸收合并平安银行并更名为深圳平安银行股份有限公司。深圳平安银行总行设在深圳，原平安银行改建为深圳平安银行上海分行、原平安银行福州分行和上海张江支行分别改建为深圳平安银行福州分行和上海张江支行。2007年6月27日，深圳商业银行更名为深圳平安银行的工商变更手续正式完成。

三、重大关联交易

本报告期内公司无重大关联交易事项。

四、托管情况

本报告期内公司无需披露的托管事项。

五、承包情况

本报告期内公司无需披露的承包事项。

六、租赁情况

本报告期内公司无需披露的租赁事项。

七、担保情况

单位：人民币百万元

公司对外担保情况（不包括对控股子公司的担保）

担保对象	发生日期	担保金额	担保类型	担保期限	是否履行完毕	是否为关联方担保
报告期内担保发生额合计	–	–	–	–	–	–
报告期末担保余额合计	–	–	–	–	–	–

公司对控股子公司的担保情况

报告期内对控股子公司担保发生额合计	4,814
报告期末对控股子公司担保余额合计	3,746

公司担保总额情况（包括对控股子公司的担保）

担保总额	3,746
担保总额占公司净资产的比例(%)	3.5
其中：	
为股东、实际控制人及其关联方提供担保的金额	–
直接或间接为资产负债率超过70%的被担保对象提供的债务担保金额	–
担保总额超过净资产50%部分的金额	–
上述三项担保金额合计	–

八、委托理财情况

本报告期内公司无委托理财事项。

九、其他重大合同

本报告期内公司无其他需披露的重大合同。

十、承诺事项履行情况

1. H股首发时股东承诺

2004年6月本公司发行H股时，经中国保监会以《中国保监会关于平保集团外资股东持有的股份转为境外上市H股问题的批复》（保监发改【2004】61号）、中国证监会以《关于同意中国平安保险（集团）股份有限公司发行境外上市外资股的批复》（证监国合字【2004】18号）批准，公司外资股股东所持非上市外资股1,170,751,698股均转换为H股。公司股东汇丰保险控股有限公司、日本第一生命保险相互会社均同意在H股上市后三年内不出售各自所转换的H股。

本报告期内，汇丰保险控股有限公司和日本第一生命保险相互会社承诺不出售期限已经于2007年6月24日截止。

2. 增补独立董事的承诺

公司A股首次公开发行时有四名独立董事，尚未达到中国证监会规定的上市公司董事会成员中应当至少包括三分之一独立董事的要求，公司承诺在A股首次公开发行完成后尽快召开股东大会予以增补。

2007年3月19日本公司召开了2007年第一次临时股东大会，原董事黄建平先生、石聿新先生、窦文伟先生辞任非执行董事职务，同时选举委任张鸿义先生及陈甦先生为独立非执行董事；2007年6月7日本公司召开的2006年年度股东大会选举委任夏立平先生为独立非执行董事。至此，本公司达到中国证监会规定的上市公司董事会成员中应当至少包括三分之一独立董事的要求。

3. 土地房产权属证明的承诺

A股首次公开发行时，本公司部份土地及房产未取得权属证明，本公司承诺将尽快办理并取得相关土地及房产的的合法权属证明。

截至2007年12月31日，本公司通过拍卖及补办相关权属证明等方式，已完成部份上述土地及房产的处置工作；对未取得相关权证的房屋，本公司仍在积极办理相关权证。

4. A股首发时股东承诺

2007年2月公司首次公开发行A股时，公司股东深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司、深圳市江南实业发展有限公司承诺：自本公司股票在证券交易所上市交易之日起三十六个月内，不转让也不委托他人管理其已直接或间接持有的本公司A股股份，也不由本公司收购其持有的本公司A股股份。

截至2007年12月31日，上述三家股东均严格履行了其承诺。

十一、聘任、解聘会计师事务所情况

根据公司2006年度股东大会决议，公司于2007年继续聘请了安永华明会计师事务所及安永会计师事务所(以下统称"安永")分别担任公司中国会计准则财务报告审计机构及国际财务报告准则财务报告审计机构。2007年度，本公司支付给安永的报酬共计人民币2,605万元，其中，年度及中期财务报告的审计及审阅费用为2,250万元，其他专业服务费用为355万元。2006年度，本公司支付给安永的报酬为2,635万元，含财务报告审计费1,365万元，A股上市审计费900万元，其他专业服务费用370万元。安永已为本公司提供了连续6年的审计服务。

十二、上市公司及其董事、监事、高级管理人员、公司股东、实际控制人处罚及整改情况

报告期内公司及其董事、监事、高级管理人员、公司股东、实际控制人均未受中国证监会的稽查、行政处罚、通报批评及证券交易所的公开谴责。

十三、持有其他上市公司股权及参股金融企业股权的情况说明

(一) 证券投资情况(交易性金融资产):

序号	证券品种	证券代码	证券简称	初始投资金额(人民币百万元)	期末持有数量(百万股)	期末账面值(人民币百万元)	占期末证券总投资比例(%)	报告期损益(人民币百万元)
1	股票	600000	浦发银行	205	17	916	5.8	549
2	股票	601857	中国石油	453	27	840	5.3	387
3	股票	600050	中国联通	188	57	687	4.3	426
4	股票	002024	苏宁电器	295	7	491	3.1	195
5	股票	000002	万科A	440	17	482	3.1	76
6	股票	600016	民生银行	133	32	468	3.0	154
7	股票	601390	中国中铁	225	40	460	2.9	235
8	股票	000839	中信国安	424	12	412	2.6	4
9	股票	600048	保利地产	280	6	391	2.5	115
10	股票	600519	贵州茅台	140	2	385	2.4	239
期末持有的其他证券投资				6,830	–	10,267	65.0	793
报告期已出售证券投资损益				–	–	–	–	10,899
合计				9,613	–	15,799	100.0	14,072

注:

(1) 本表所填证券投资包括股票、权证、可转换债券。其中,股票投资仅包括在交易性金融资产中核算的部分;

(2) 其他证券投资指:除前十大证券以外的其他证券投资;

(3) 报告期损益包括报告期分红和公允价值变动损益。

（二） 持有前十大其他上市公司股权情况（可供出售金融资产）：

单位：人民币百万元

序号	证券代码	证券简称	初始投资金额	期末账面值	占该公司股权比例(%)	报告期损益	报告期股东权益变动	会计核算科目	股份来源
1	BE0003801181	FORTIS	21,795	20,306	4.6	–	(1,489)	可供出售金融资产	市场买入
2	600016	民生银行	5,501	10,687	5.0	–	5,171	可供出售金融资产	市场买入
3	600000	浦发银行	2,228	10,390	4.5	30	6,196	可供出售金融资产	市场买入
4	601857	中国石油	1,833	3,398	0.1	–	1,565	可供出售金融资产	市场买入
	HK0857		318	456		7	91	可供出售金融资产	市场买入
5	601088	中国神华	1,928	3,419	0.3	–	1,491	可供出售金融资产	市场买入
	HK1088		195	283		5	88	可供出售金融资产	市场买入
6	601006	大秦铁路	692	3,583	1.1	46	2,450	可供出售金融资产	市场买入
7	601166	兴业银行	113	3,471	1.3	17	3,358	可供出售金融资产	市场买入
8	601398	工商银行	1,100	2,866	0.1	6	680	可供出售金融资产	市场买入
	HK1398		349	383		–	34	可供出售金融资产	市场买入
9	000002	万科A	638	2,492	1.3	11	1,341	可供出售金融资产	市场买入
10	601628	中国人寿	444	1,364	0.2	7	919	可供出售金融资产	市场买入
	HK2628		691	775		1	84	可供出售金融资产	市场买入

注：

(1) 本表填列本公司及下属子公司在可供出售金融资产中核算的持有其他上市公司股权情况；

(2) 报告期损益指该项投资在报告期内的分红；

(3) 占该公司股权比例按照持有该公司股份的合计数计算。

（三） 持有非上市金融企业股权情况：

序号	所持对象名称	初始投资金额(人民币百万元)	持有数量(百万股)	占该公司股权比例(%)	期末账面值(人民币百万元)	报告期损益(人民币百万元)	报告期股东权益变动(人民币百万元)	会计核算科目	股份来源
1	兴业证券股份有限公司	9	7	0.47%	4	–	–	长期股权投资	兴业银行红利转投资

（四） 买卖其他上市公司股份的情况：

合计	报告期买入／卖出股份数量(百万股)	使用的资金数量(人民币百万元)	产生的投资收益(人民币百万元)
买入	4,549	58,261	–
卖出	4,017	–	28,405

本公司作为大型综合性金融集团，涵盖保险、银行、证券、信托、资产管理等全方位金融领域，因此，投资资本市场是本公司经营活动中的重要业务。本公司的投资运作严格遵循监管部门相关要求，同时积极把握市场机会，及时调整投资策略，为股东创造长期、稳定的价值回报。以上数据为本公司及本公司之子公司的股权投资情况汇总。

十四、信息披露索引

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2007-001关于召开2007年第一次临时股东大会的公告	《中国证券报》A11版、《上海证券报》D8版、《证券时报》A4版	2007年3月2日	上海证券交易所http://www.sse.com.cn/
临2007-002关于2006年度业绩预增的公告	《中国证券报》A24版、《上海证券报》D8版、《证券时报》A4版	2007年3月15日	上海证券交易所http://www.sse.com.cn/
临2007-003重大事项公告	《中国证券报》D005版、《上海证券报》A6版、《证券时报》C12版	2007年3月19日	上海证券交易所http://www.sse.com.cn/
临2007-004 2007年第一次临时股东大会决议公告	《中国证券报》D004版、《上海证券报》D24版、《证券时报》B8版	2007年3月20日	上海证券交易所http://www.sse.com.cn/
临2007-005保费收入公告	《中国证券报》D004版、《上海证券报》D24版、《证券时报》B8版	2007年3月20日	上海证券交易所http://www.sse.com.cn/
临2007-006公告	《中国证券报》C61版、《上海证券报》D80版、《证券时报》A4版	2007年3月30日	上海证券交易所http://www.sse.com.cn/

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2007-007关于变更证券事务代表的公告	《中国证券报》B12版、《上海证券报》A14版、《证券时报》C12版	2007年4月9日	上海证券交易所http://www.sse.com.cn/
临2007-008第五届监事会第四次会议决议公告	《中国证券报》C007版、《上海证券报》D33版、《证券时报》C13版	2007年4月12日	上海证券交易所http://www.sse.com.cn/
临2007-009第七届董事会第九次会议决议公告	《中国证券报》C005版、《上海证券报》D33版、《证券时报》C13版	2007年4月12日	上海证券交易所http://www.sse.com.cn/
2006年度报告摘要	《中国证券报》C005版、《上海证券报》D33版、《证券时报》C13版	2007年4月12日	上海证券交易所http://www.sse.com.cn/
临2007-010关于对中国平安保险海外（控股）有限公司提供担保的公告	《中国证券报》C008版、《上海证券报》A9版、《证券时报》C7版	2007年4月16日	上海证券交易所http://www.sse.com.cn/
临2007-011关于召开2006年年度股东大会的公告	《中国证券报》C068版、《上海证券报》D75版、《证券时报》B8版	2007年4月19日	上海证券交易所http://www.sse.com.cn/
临2007-012保费收入公告	《中国证券报》C081版、《上海证券报》D96版、《证券时报》C11版	2007年4月20日	上海证券交易所http://www.sse.com.cn/
临2007-013保荐机构变更公告	《中国证券报》C09版、《上海证券报》D64版、《证券时报》A16版	2007年4月24日	上海证券交易所http://www.sse.com.cn/
临2007-014第七届董事会第十一次会议决议公告	《中国证券报》C10版、《上海证券报》D73版、《证券时报》C4版	2007年4月27日	上海证券交易所http://www.sse.com.cn/
2007年第一季度报告	《中国证券报》C10版、《上海证券报》D73版、《证券时报》C4版	2007年4月27日	上海证券交易所http://www.sse.com.cn/
临2007-015保费收入公告	《中国证券报》C004版、《上海证券报》D16版、《证券时报》A8版	2007年5月18日	上海证券交易所http://www.sse.com.cn/
临2007-016网下配售A股股票（锁定期3个月）上市流通的提示性公告	《中国证券报》C013版、《上海证券报》D6版、《证券时报》A4版	2007年5月30日	上海证券交易所http://www.sse.com.cn/

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2007-017 2006年年度股东大会决议公告	《中国证券报》C004版、《上海证券报》D9版、《证券时报》C13版	2007年6月8日	上海证券交易所http://www.sse.com.cn/
临2007-018重大事项公告	《中国证券报》C005版、《上海证券报》A16版、《证券时报》C8版	2007年6月11日	上海证券交易所http://www.sse.com.cn/
临2007-019 2006年度分红派息公告	《中国证券报》C009版、《上海证券报》D22版、《证券时报》C4版	2007年6月15日	上海证券交易所http://www.sse.com.cn/
临2007-020公司治理专项活动的自查报告和整改计划	《中国证券报》C009版、《上海证券报》D22版、《证券时报》C4版	2007年6月15日	上海证券交易所http://www.sse.com.cn/
临2007-021保费收入公告	《中国证券报》C005版、《上海证券报》D11版、《证券时报》C8版	2007年6月20日	上海证券交易所http://www.sse.com.cn/
临2007-022关于深商行吸收合并平安银行的公告	《中国证券报》008版、《上海证券报》D9版、《证券时报》C13版	2007年6月21日	上海证券交易所http://www.sse.com.cn/
临2007-023第七届董事会第十三次会议决议公告	《中国证券报》C013版、《上海证券报》D19版、《证券时报》C16版	2007年6月26日	上海证券交易所http://www.sse.com.cn/
临2007-024公告	《中国证券报》A20版、《上海证券报》D8版、《证券时报》A12版	2007年6月29日	上海证券交易所http://www.sse.com.cn/
临2007-025关于举行公司治理网上交流会的公告	《中国证券报》C008版、《上海证券报》D19版、《证券时报》C12版	2007年7月10日	上海证券交易所http://www.sse.com.cn/
临2007-026关于职工代表监事变更的公告	《中国证券报》A16版、《上海证券报》A14版、《证券时报》C4版	2007年7月16日	上海证券交易所http://www.sse.com.cn/
临2007-027保费收入公告	《中国证券报》C004版、《上海证券报》D64版、《证券时报》C8版	2007年7月20日	上海证券交易所http://www.sse.com.cn/
临2007-028 2007年中期业绩预增公告	《中国证券报》B16版、《上海证券报》D14版、《证券时报》C24版	2007年7月24日	上海证券交易所http://www.sse.com.cn/

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2007-029保费收入公告	《中国证券报》D025版、《上海证券报》D65版、《证券时报》C21版	2007年8月17日	上海证券交易所http://www.sse.com.cn/
临2007-030第七届董事会第十四次会议决议公告	《中国证券报》D025版、《上海证券报》D65版、《证券时报》C21版	2007年8月17日	上海证券交易所http://www.sse.com.cn/
2007年半年度报告摘要	《中国证券报》D025版、《上海证券报》D65版、《证券时报》C21版	2007年8月17日	上海证券交易所http://www.sse.com.cn/
临2007-031 2007年中期分红派息公告	《中国证券报》D008版、《上海证券报》D158版、《证券时报》C12版	2007年8月28日	上海证券交易所http://www.sse.com.cn/
临2007-032保费收入公告	《中国证券报》A20版、《上海证券报》D20版、《证券时报》C5版	2007年9月20日	上海证券交易所http://www.sse.com.cn/
临2007-033上市公司治理专项活动整改报告	《中国证券报》C12版、《上海证券报》D38版、《证券时报》C13版	2007年9月28日	上海证券交易所http://www.sse.com.cn/
临2007-034保费收入公告	《中国证券报》B08版、《上海证券报》D8版、《证券时报》C8版	2007年10月18日	上海证券交易所http://www.sse.com.cn/
临2007-035第七届董事会第十五次会议决议公告	《中国证券报》D037版、《上海证券报》D17版、《证券时报》C65版	2007年10月26日	上海证券交易所http://www.sse.com.cn/
2007年第三季度报告摘要	《中国证券报》D037版、《上海证券报》D17版、《证券时报》C65版	2007年10月26日	上海证券交易所http://www.sse.com.cn/
临2007-036关于对中国平安保险海外(控股)有限公司和深圳市平安置业投资有限公司提供担保的公告	《中国证券报》D012版、《上海证券报》D11版、《证券时报》A16版	2007年11月6日	上海证券交易所http://www.sse.com.cn/

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2007-037关于对中国平安保险海外（控股）有限公司提供担保的公告	《中国证券报》D008版、《上海证券报》D11版、《证券时报》C9版	2007年11月15日	上海证券交易所http://www.sse.com.cn/
临2007-038保费收入公告	《中国证券报》D004版、《上海证券报》D9版、《证券时报》A17版	2007年11月20日	上海证券交易所http://www.sse.com.cn/
临2007-039关于注册资本变更和章程修订的公告	《中国证券报》D004版、《上海证券报》A9版、《证券时报》A9版	2007年11月26日	上海证券交易所http://www.sse.com.cn/
临2007-040公告	《中国证券报》A16版、《上海证券报》D14版、《证券时报》C12版	2007年11月29日	上海证券交易所http://www.sse.com.cn/
临2007-041关于交强险审计情况的公告	《中国证券报》D012版、《上海证券报》D24版、《证券时报》C12版	2007年11月30日	上海证券交易所http://www.sse.com.cn/
临2007-042关于获批提高境外投资比例的公告	《中国证券报》A28版、《上海证券报》D28版、《证券时报》C9版	2007年12月4日	上海证券交易所http://www.sse.com.cn/
临2007-043保费收入公告	《中国证券报》D008版、《上海证券报》A20版、《证券时报》C4版	2007年12月10日	上海证券交易所http://www.sse.com.cn/

十五、其他重大事项

2007年11月26日，公司在《中国证券报》、《上海证券报》、《证券时报》以及上海证券交易所网站上发布了关于注册资本变更和章程修订的公告，并于同日在上海证券交易所网站上公布了《公司章程》的最新版本。

截至2007年11月27日Euronext Brussels and Amsterdam（布鲁塞尔及阿姆斯特丹泛欧交易所）交易时段结束时，本公司子公司平安寿险已通过二级市场购入富通集团约9,501万股股份，占其已发行股本的4.18%，总代价为18.1亿欧元。此外，本公司亦与富通集团于2007年11月28日签订谅解备忘录。根据该谅解备忘录，本公司有权向富通集团董事会提名一名非执行董事。截至2007年12月31日，平安寿险持有富通集团10,529.18万股股份，约占其已发行股本的4.6%。

2008年1月18日，本公司第七届董事会第十七次会议逐项审议通过了《关于公司向不特定对象公开发行A股股票方案的议案》和《关于公司发行认股权和债券分离交易的可转换公司债券的议案》（以下合称「再融资议案」）。2008年3月5日，本公司2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议分别逐项表决通过了前述再融资议案。再融资议案尚须报中国证券监督管理委员会审核。详细内容请查阅本公司分别于2008年1月21日及2008年3月6日在《上海证券报》、《中国证券报》、《证券时报》和上海证券交易所网站（www.sse.com.cn）发布的相关公告。

第十一节 财务报告

本公司年度财务报告已经安永华明会计师事务所审计，并出具了标准无保留意见的审计报告。具体参见第十四节附件中的已审财务报表。

第十二节 内含价值

关于内含价值披露的独立精算师审阅意见报告

致中国平安保险(集团)股份有限公司
董事

我们已经审阅了后附的中国平安保险(集团)股份有限公司("公司")关于公司内含价值的披露("披露")。该内含价值披露包括:于2007年12月31日的内含价值和扣除偿付能力成本以后一年新业务价值("新业务价值")组成的经济价值、相关的方法和假设、新业务量和结构、内含价值变动和敏感性分析。

内含价值和新业务价值的制定是以中国保险监督管理委员会于2005年9月颁布的"人身保险内含价值报告编制指引"所规定的内含价值准则为基础。公司在披露中阐述了所应用的内含价值方法和假设("内含价值基础")。

经济价值的各个组成部分是由公司详细计算和编制。我们作为独立精算师的责任是对所披露的根据公司阐述的内含价值基础而制定的经济价值的合理性表达意见。

意见的基础

我们对公司依据内含价值基础而制定的经济价值的合理性所发表的意见,是基于我们所进行的必要的经济价值合理性检查,分析,以及计算准确性测试而产生的。在审阅过程中,我们依赖公司所提供的各种审计和未审计的数据。

经济价值的计算需要大量的对未来经验的预测和假设,其中包括很多公司无法控制的经济和财务状况的假设。因此,实际经验和结果很有可能跟预测的经济价值产生偏差。

意见

我们的意见认为:

- 用来评估2007年12月31日有效业务价值,法定偿付能力额度持有成本和一年新业务价值使用的假设是合理的;
- 各项计算的进行符合公司阐述的内含价值基础,我们核查的抽样计算是满意的,且总体结果是合理的。

我们确认后附所披露的经济价值的组成部分的有关信息和我们审阅的内容无异议。

安永咨询服务有限公司
中国 香港

赵晓京,*精算师*
2008年3月19日

第十二节 内含价值

中国平安保险(集团)股份有限公司2007年度内含价值报告

为提供投资者额外的工具了解本公司的经济价值及业务成果，本公司已在本节披露有关内含价值的资料。内含价值指调整后股东资产净值，加上本公司有效人寿保险业务的价值(经就维持此业务运作所要求持有的法定最低偿付能力额度的成本作出调整)。内含价值不包括日后销售的新业务的价值。

根据《公开发行证券的公司信息披露编报规则第4号—保险公司信息披露特别规定》的相关规定，本公司本次聘请安永咨询服务有限公司对本公司2007年12月31日内含价值的计算方法、假设和计算结果的合理性进行审阅。

内含价值的计算需要涉及大量未来经验的假设。未来经验可能与计算假设不同，有关差异可能较大。本公司的市值是以本公司股份在某一日期的价值计量。评估本公司股份价值时，投资者会考虑所获得的各种信息及自身的投资准则，因此，这里所给出的价值不应视作实际市值的直接反映。

(一) 经济价值的成份

(人民币百万元)	**2007年 12月31日**	2006年 12月31日
风险贴现率	**收益率／ 11.5%**	收益率／ 12%
调整后资产净值	**107,032**	46,282
寿险业务调整后资产净值	**30,128**	19,056
1999年6月前承保的有效业务价值	**(9,058)**	(20,932)
1999年6月后承保的有效业务价值	**61,921**	48,011
持有偿付能力额度的成本	**(9,585)**	(7,788)
内含价值	**150,311**	65,573
寿险业务内含价值	**73,407**	38,347

(人民币百万元)	**2007年 12月31日**	2006年 12月31日
风险贴现率	**11.5%**	12%
一年新业务价值	**8,254**	6,007
持有偿付能力额度的成本	**(1,067)**	(875)
扣除持有偿付能力额度的成本后的一年新业务价值	**7,187**	5,132

注：因四舍五入，直接相加未必等于总数

经调整资产净值是根据本公司和相关寿险业务按中国法定基准计量的经审计股东净资产值计算。相关寿险业务包括平安寿险，平安养老险和平安健康险经营的相关业务。若干资产的价值已调整至市场价值。

（二） 主要假设

2007年内含价值按照"持续经营"假设基础计算，并假设中国现行的经济及法制环境将一直持续。计算是依据法定准备金基准及偿付能力额度要求进行。若干业务假设的制定是根据本公司本身近期的经验，并考虑更普遍的中国市场状况及其他人寿保险市场的经验。计算时所采用主要基准及假设陈述如下：

1、 风险贴现率

未来每个年度有效寿险业务的贴现率假定为非投资连结型资金的收益率(经税项调整后的投资回报)或11.5%。有效业务设定这样特定的贴现率方式是为了避免低估1999年6月前销售的高定价利率产品所带来损失的影响。计算一年新业务价值的贴现率采用11.5%。

2、 投资回报

假设非投资连结型寿险资金的未来投资回报于2008年为5.0%，随后每年增加0.1%，直至2013年及以后年度为5.5%。假设投资连结型资金的未来投资回报于2008年为5.5%，随后每年增加0.1%，直至2013年及以后年度为6.0%。这些假设是基于目前资本市场状况、本公司当前和预期的资产分配及主要资产类型的投资回报而厘定。

3、 税项

假设平均所得税税率为每年25%，同时假设投资收益中可以豁免所得税的比例为18%。此外，短期意外险业务的营业税率为毛承保保费收入的5.5%。

4、 死亡率

男性和女性的经验死亡率分别按《中国人寿保险业经验生命表(2000-2003)》非年金男性表和女性表的65%和65%为基准计算。就年金产品而言，进入领取期后的经验死亡率以《中国人寿保险业经验生命表(2000-2003)》年金男性表和女性表的45%和40%为基准计算。

5、 发病率

发病率根据本公司本身的定价表假设计算。短期意外及健康险业务的赔付率假设在15%到85%之间。

6、 保单失效率

保单失效率根据本公司最近的经验研究计算。保单失效率视定价利率水平及产品类别而定。

7、 费用

费用假设根据本公司最近的费用分析而定。就2007年，假设的费用及佣金约等于产品定价时所采用费用假设的85%。单位维持费用假设每年增加2%。

8、 保户红利

个人寿险及银行保险分红业务的保户红利根据利息及死亡盈余的80%计算。团体寿险分红业务的保户红利根据利息盈余的80%计算。

（三） 新业务量与业务组合

用来计算2007年一年新业务价值的首年保费为人民币299.26亿元。新业务的首年保费结构如下：

	比例
个人寿险	**50.7%**
长期业务	49.0%
短期业务	1.7%
团体寿险	**26.0%**
长期业务	16.9%
短期业务	9.1%
银行保险	**23.3%**
长期业务	23.3%
合计	**100.0%**

注：因四舍五入，直接相加未必等于总数

（四） 内含价值变动

下表显示本公司内含价值如何增至2007年12月31日的人民币1,503.11亿元。

(人民币百万元)	2007年	说明
寿险业务2006年12月31日的内含价值	**38,347**	
年初内含价值的预计回报	3,011	2007年出现的内含价值预期增长。
一年新业务价值	7,880	2007年出售的新业务按收益率或11.5%贴现率计算的贡献。
假设及模型变动	5,486	投资回报率、退保率、税率和准备金评估利率等的变动导致内含价值增加。
风险贴现率变动	1,614	风险贴现率由收益率或12.0%变为收益率或11.5%。
市场价值调整影响	8,577	主要由于相关资产未实现资本利得增加导致市价调整增加。
投资回报差异	11,658	2007年实际投资回报较假设回报高。
其他经验差异	1,004	其他实际经验与假设的差异。
资本变动前寿险业务内含价值	**77,577**	资本变动前的内含价值增加102.3%。
资本注入	200	集团向平安养老险注资。
股东股息	(4,370)	平安寿险支付给股东的股息。
寿险业务2007年12月31日的内含价值	**73,407**	

(人民币百万元)	2007年	说明
其他业务2006年12月31日的调整净资产	**27,226**	
其他业务当年净利润	7,750	
市场价值调整影响和其他调整	2,665	
资本变动前其他业务2007年12月31日的调整净资产	**37,641**	
平安寿险向集团分红	4,326	平安寿险支付给集团的股息。
资本注入	38,222	A股募集资金。
股东股息	(3,085)	公司支付给股东的股息。
资本投资	(200)	集团向平安养老险注资。
其他业务2007年12月31日的调整净资产	**76,904**	
集团2007年12月31日的内含价值	**150,311**	
于2007年12月31日每股内含价值(人民币元)	**20.5**	

注:因四舍五入,直接相加未必等于总数

(五) 敏感性分析

本公司已测算若干未来经验假设的独立变动对有效业务价值及一年新业务价值的影响。特别是已考虑下列假设的变动:

- 风险贴现率
- 2006年评估所用假设
- 每年投资回报增加50个基点
- 每年投资回报减少50个基点
- 已承保人寿保险的死亡率及发病率下降10%
- 保单失效率下降10%
- 维持费用下降10%
- 分红比例增加5%
- 偿付能力额度为法定最低标准的150%

第十二节 内含价值

(人民币百万元)	风险贴现率 收益率／11.0%	收益率／11.5%	收益率／12.0%	11.5%
有效业务价值	44,971	43,279	41,664	44,961

	11.0%	11.5%	12.0%	收益率／11.5%
一年新业务价值	7,568	7,187	6,832	7,880

假设(人民币百万元)	有效业务价值	一年新业务价值
基准假设	43,279	7,187
2006年评估所用假设	28,619	7,070
每年投资回报增加50个基点	53,292	7,561
每年投资回报减少50个基点	30,979	6,820
死亡率及发病率下降10%	43,593	7,306
保单失效率下降10%	44,604	7,513
维持费用下降10%	44,132	7,321
分红比例增加5%	41,758	7,018
偿付能力额度为法定最低标准的150%	38,196	6,654

注：有效业务及新业务的贴现率分别为收益率／11.5%及11.5%。

第十三节 备查文件目录

一、 载有本公司董事长签名的年度报告正文。

二、 载有法定代表人、财务负责人签名并盖章的会计报表。

三、 载有会计师事务所盖章、注册会计师签名并盖章的审计报告正本。

四、 报告期内本公司在《中国证券报》、《上海证券报》、《证券时报》上公开披露过的所有文件正本及公告原件。

五、 本公司章程。

第十四节 附件

一、 2007年12月31日已审财务报表。

二、 内部控制自我评估报告。

董事长兼首席执行官
马明哲
中国平安保险(集团)股份有限公司
董事会

2008年3月19日

安永华明(2008)审字第60468101_B05号

中国平安保险(集团)股份有限公司全体股东：

我们审计了后附的中国平安保险(集团)股份有限公司(以下简称"贵公司")及其子公司(以下统称"贵集团")财务报表，包括2007年12月31日的合并及母公司的资产负债表，2007年度的合并及母公司的利润表、股东权益变动表和现金流量表以及财务报表附注。

一、 管理层对财务报表的责任

按照企业会计准则的规定编制财务报表是贵公司管理层的责任。这种责任包括：(1)设计、实施和维护与财务报表编制相关的内部控制，以使财务报表不存在由于舞弊或错误而导致的重大错报；(2)选择和运用恰当的会计政策；(3)作出合理的会计估计。

二、 注册会计师的责任

我们的责任是在实施审计工作的基础上对财务报表发表审计意见。我们按照中国注册会计师审计准则的规定执行了审计工作。中国注册会计师审计准则要求我们遵守职业道德规范，计划和实施审计工作以对财务报表是否不存在重大错报获取合理保证。

审计工作涉及实施审计程序，以获取有关财务报表金额和披露的审计证据。选择的审计程序取决于注册会计师的判断，包括对由于舞弊或错误导致的财务报表重大错报风险的评估。在进行风险评估时，我们考虑与财务报表编制相关的内部控制，以设计恰当的审计程序，但目的并非对内部控制的有效性发表意见。审计工作还包括评价管理层选用会计政策的恰当性和作出会计估计的合理性，以及评价财务报表的总体列报。

我们相信，我们获取的审计证据是充分的、适当的，为发表审计意见提供了基础。

三、 审计意见

我们认为，上述财务报表已经按照企业会计准则的规定编制，在所有重大方面公允地反映了贵集团和贵公司2007年12月31日的财务状况以及2007年度的经营成果和现金流量。

安永华明会计师事务所 　　　　*中国注册会计师* **吴志强**

中国　北京　　　　*中国注册会计师* **黄悦栋**

2008年3月19日

合并资产负债表

2007年12月31日
人民币百万元

	附注六	2007年 12月31日	2006年 12月31日
资产			
货币资金	1	**72,740**	42,585
结算备付金	2	**2,027**	875
贵金属		**–**	111
拆出资金	3	**1,192**	1,727
交易性金融资产	4	**84,938**	44,003
衍生金融资产	5	**177**	21
买入返售金融资产	6	**36,457**	7,251
应收利息	7	**4,187**	3,249
应收保费	8	**4,568**	3,073
应收分保账款	9	**2,212**	795
应收分保未到期责任准备金		**2,615**	2,437
应收分保未决赔款准备金		**2,304**	1,724
应收分保寿险责任准备金		**6**	–
应收分保长期健康险责任准备金		**6**	–
保户质押贷款	10	**2,411**	1,381
发放贷款及垫款	11	**63,125**	49,152
存出保证金		**887**	334
定期存款	12	**41,731**	65,416
可供出售金融资产	13	**178,539**	95,200
持有至到期投资	14	**127,736**	129,250
长期股权投资	15	**2,207**	415
商誉	16	**610**	409
存出资本保证金	17	**1,560**	1,520
投资性房地产	18	**4,051**	1,660
固定资产	19	**7,894**	4,552
无形资产	20	**3,621**	940
递延所得税资产	21	**87**	888
其他资产	22	**3,216**	4,320
资产总计		**651,104**	463,288

载于第107页至第213页的附注为本财务报表的组成部分。本集团于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

合并资产负债表

2007年12月31日
人民币百万元

	附注六	2007年 12月31日	2006年 12月31日
负债及股东权益			
负债			
短期借款	24	**3,719**	527
同业及其他金融机构存放款项	25	**7,532**	3,465
存入保证金	26	**5,398**	5,485
拆入资金	27	**175**	992
衍生金融负债	5	**189**	178
卖出回购金融资产款	28	**13,980**	14,573
吸收存款	29	**72,133**	66,725
代理买卖证券款	30	**14,394**	3,750
预收保费	31	**2,981**	1,352
应付手续费及佣金		**1,104**	894
应付分保账款	32	**2,416**	746
应付职工薪酬	33	**4,732**	2,133
应交税费	34	**1,907**	1,166
应付利息		**574**	287
应付赔付款	35	**5,161**	3,981
应付保单红利	36	**7,006**	4,107
保户储金及投资款	37	**5,287**	4,049
未到期责任准备金	38	**15,730**	12,937
未决赔款准备金	38	**7,645**	6,480
寿险责任准备金	38	**320,359**	248,574
长期健康险责任准备金	38	**37,213**	30,694
长期借款	39	**3,218**	155
递延所得税负债	21	**4,822**	1,441
其他负债	40	**4,211**	1,971
负债合计		**541,886**	416,662

载于第107页至第213页的附注为本财务报表的组成部分。本集团于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

合并资产负债表

2007年12月31日
人民币百万元

	附注六	2007年 12月31日	2006年 12月31日
负债及股东权益(续)			
股东权益			
股本	41	**7,345**	6,195
资本公积	42	**72,111**	23,246
盈余公积	43	**7,629**	6,120
一般风险准备	44	**1,939**	517
未分配利润	45	**18,252**	9,182
外币报表折算差额		**(42)**	–
归属于母公司股东权益合计		**107,234**	45,260
少数股东权益	46	**1,984**	1,366
股东权益合计		**109,218**	46,626
负债和股东权益总计		**651,104**	463,288

第94页至第106页的财务报表由以下人士签署：

马明哲	张子欣	麦伟林
法定代表人	主管会计工作负责人	会计机构负责人

载于第107页至第213页的附注为本财务报表的组成部分。本集团于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

合并利润表

2007年度
人民币百万元

	附注六	2007年度	2006年度
一、营业收入			
保险业务收入	47	**100,945**	85,405
其中：分保费收入	47	**85**	28
减：分出保费		**(4,298)**	(4,271)
提取未到期责任准备金	48	**(2,615)**	(2,289)
已赚保费		**94,032**	78,845
银行业务利息收入	49	**5,314**	192
银行业务利息支出	49	**(1,565)**	(80)
银行业务利息净收入	49	**3,749**	112
手续费及佣金收入	50	**2,616**	657
手续费及佣金支出	50	**(570)**	(92)
手续费及佣金净收入	50	**2,046**	565
投资收益	51	**56,950**	21,292
公允价值变动收益	52	**6,885**	6,895
汇兑损失		**(501)**	(463)
其他业务收入		**2,043**	673
营业收入合计	53	**165,204**	107,919
二、营业支出			
退保金		**(13,333)**	(8,617)
赔付支出	54	**(26,998)**	(18,081)
减：摊回赔付支出		**2,443**	2,446
提取保险责任准备金	55	**(77,545)**	(56,160)
减：摊回保险责任准备金	56	**592**	29
保单红利支出		**(3,514)**	(1,487)
分保费用		**(16)**	(4)
营业税金及附加	57	**(3,656)**	(1,637)
保险业务手续费及佣金支出	58	**(10,838)**	(8,074)
业务及管理费	59	**(15,465)**	(10,008)
减：摊回分保费用		**1,167**	1,548
其他业务成本		**(585)**	(158)
资产减值损失	60	**(289)**	(5)
营业支出合计		**(148,037)**	(100,208)

载于第107页至第213页的附注为本财务报表的组成部分。本集团于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

合并利润表

2007年度
人民币百万元

	附注六	2007年度	2006年度
三、营业利润		**17,167**	7,711
加：营业外收入	61	**569**	87
减：营业外支出	62	**(253)**	(62)
四、利润总额		**17,483**	7,736
减：所得税费用	63	**(1,902)**	(240)
五、净利润		**15,581**	7,496
归属于母公司股东的净利润		**15,086**	7,342
少数股东损益		**495**	154
		15,581	7,496
六、每股收益		人民币元	人民币元
基本和稀释每股收益	64	**2.11**	1.19

载于第107页至第213页的附注为本财务报表的组成部分。本集团于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

合并现金流量表

2007年度
人民币百万元

	附注六	2007年度	2006年度
一、经营活动产生的现金流量			
收到原保险合同保费取得的现金		**100,901**	83,626
客户存款和同业存放款项净增加额		**9,476**	12,157
收取利息、手续费及佣金的现金		**6,678**	346
收到的其他与经营活动有关的现金	67	**1,438**	118
经营活动现金流入小计		**118,493**	96,247
支付原保险合同赔付款项的现金		**(25,940)**	(17,291)
支付保单红利的现金		**(615)**	(244)
客户贷款及垫款净增加额		**(13,885)**	(1,584)
存放中央银行和同业款项产生的现金净额		**(8,220)**	–
向其他金融机构拆入资金产生的现金净额		**(545)**	820
保户储金及投资款产生的现金净额		**(248)**	818
支付再保业务现金净额		**(376)**	(177)
支付利息、手续费及佣金的现金		**(12,816)**	(7,813)
支付给职工以及为职工支付的现金		**(6,114)**	(3,719)
支付的各项税费		**(4,516)**	(1,624)
支付的其他与经营活动有关的现金	67	**(18,785)**	(19,688)
经营活动现金流出小计		**(92,060)**	(50,502)
经营活动产生的现金流量净额	67	**26,433**	45,745
二、投资活动产生的现金流量			
收回投资所收到的现金		**337,743**	185,886
取得投资收益收到的现金		**16,984**	12,006
处置固定资产、无形资产和其他长期资产收回的现金净额		**1,153**	406
收回的其他与投资活动有关的现金		**–**	20
投资活动现金流入小计		**355,880**	198,318
购建固定资产、无形资产和其他长期资产支付的现金		**(4,646)**	(1,860)
投资支付的现金		**(359,344)**	(223,167)
质押贷款净增加额		**(1,030)**	(517)
购买子公司及子公司部分股权支付的现金净额		**(741)**	4,351
支付的其他与投资活动有关的现金		**–**	(937)
投资活动现金流出小计		**(365,761)**	(222,130)
投资活动产生的现金流量净额		**(9,881)**	(23,812)

载于第107页至第213页的附注为本财务报表的组成部分。本集团于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

合并现金流量表

2007年度
人民币百万元

	附注六	2007年度	2006年度
三、筹资活动产生的现金流量			
吸收投资收到的现金		**38,222**	76
取得借款收到的现金		**3,278**	682
收到的其他与筹资活动有关的现金	67	**–**	6,554
筹资活动现金流入小计		**41,500**	7,312
分配股利及偿付利息支付的现金		**(4,601)**	(2,305)
其中：子公司支付给少数股东的股利		**(43)**	(55)
支付的其他与筹资活动有关的现金	67	**(599)**	–
筹资活动现金流出小计		**(5,200)**	(2,305)
筹资活动产生的现金流量净额		**36,300**	5,007
四、汇率变动对现金及现金等价物的影响		**(207)**	(67)
五、现金及现金等价物净增加额	67	**52,645**	26,873
加：年初现金及现金等价物余额	67	**43,651**	16,778
六、年末现金及现金等价物余额	67	**96,296**	43,651

载于第107页至第213页的附注为本财务报表的组成部分。本集团于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

合并股东权益变动表

2007年度
人民币百万元

		2007年度							
		归属于母公司股东权益							
项目	附注三	股本	资本公积	盈余公积	一般风险准备	未分配利润	外币折算差额	少数股东权益	股东权益合计
一、上年年末余额		6,195	15,163	6,126	517	8,667	–	1,251	37,919
加：首次执行企业会计准则所产生的会计政策变更	40	–	8,083	(6)	–	515	–	115	8,707
二、本年年初余额		6,195	23,246	6,120	517	9,182	–	1,366	46,626
三、本年增减变动金额									
(一)净利润		–	–	–	–	15,086	–	495	15,581
(二)直接计入股东权益的利得和损失									
1. 可供出售金融资产公允价值变动净额									
(1) 计入股东权益的金额		–	37,999	–	–	–	–	380	38,379
(2) 转入当期损益的金额		–	(20,676)	–	–	–	–	(207)	(20,883)
2. 与计入股东权益项目相关的所得税的影响		–	(3,426)	–	–	–	–	(34)	(3,460)
3. 其他		–	(2,104)	–	–	–	(42)	(20)	(2,166)
上述(一)和(二)小计		–	11,793	–	–	15,086	(42)	614	27,451
(三)股东投入资本		1,150	37,072	–	–	–	–	–	38,222
(四)利润分配									
1. 提取盈余公积		–	–	1,509	–	(1,509)	–	–	–
2. 提取一般风险准备		–	–	–	1,422	(1,422)	–	–	–
3. 对股东的分配		–	–	–	–	(3,085)	–	(43)	(3,128)
4. 其他		–	–	–	–	–	–	47	47
四、年末余额		7,345	72,111	7,629	1,939	18,252	(42)	1,984	109,218

载于第107页至第213页的附注为本财务报表的组成部分。本集团于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

合并股东权益变动表

2007年度
人民币百万元

项目	附注三	2006年度 归属于母公司股东权益 股本	资本公积	盈余公积	一般风险准备	未分配利润	外币折算差额	少数股东权益	股东权益合计
一、上年年末余额		6,195	15,163	5,526	430	5,350	–	525	33,189
加：首次执行企业会计准则所产生的会计政策变更	40	–	626	(127)	–	(721)	–	(2)	(224)
二、本年年初余额		6,195	15,789	5,399	430	4,629	–	523	32,965
三、本年增减变动金额									
(一)净利润		–	–	–	–	7,342	–	154	7,496
(二)直接计入股东权益的利得和损失									
1. 可供出售金融资产公允价值变动净额									
(1) 计入股东权益的金额		–	15,250	–	–	–	–	152	15,402
(2) 转入当期损益的金额		–	(2,996)	–	–	–	–	(30)	(3,026)
2. 与计入股东权益项目相关的所得税的影响		–	(1,316)	–	–	–	–	(13)	(1,329)
3. 其他		–	(3,481)	–	–	–	–	635	(2,846)
上述(一)和(二)小计		–	7,457	–	–	7,342	–	898	15,697
(三)利润分配									
1. 提取盈余公积		–	–	721	–	(721)	–	–	–
2. 提取一般风险准备		–	–	–	87	(87)	–	–	–
3. 对股东的分配		–	–	–	–	(1,981)	–	(55)	(2,036)
四、年末余额		6,195	23,246	6,120	517	9,182	–	1,366	46,626

载于第107页至第213页的附注为本财务报表的组成部分。本集团于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

母公司资产负债表

2007年12月31日
人民币百万元

	附注十五	2007年 12月31日	2006年 12月31日
资产			
货币资金	1	**40,858**	3,139
交易性金融资产	2	**8,176**	5,458
买入返售金融资产		**1,700**	–
应收利息		**75**	29
定期存款	3	**289**	776
可供出售金融资产	4	**4,311**	4,227
长期股权投资	5	**17,868**	17,368
固定资产		**85**	69
无形资产		**24**	18
递延所得税资产	9	**10**	–
其他资产		**16**	422
资产总计		**73,412**	31,506
负债及股东权益			
负债			
拆入资金	6	**–**	820
应付职工薪酬	7	**1,325**	586
应交税费	8	**380**	75
递延所得税负债	9	**–**	93
其他负债		**219**	146
负债合计		**1,924**	1,720
股东权益			
股本		**7,345**	6,195
资本公积		**52,506**	15,731
盈余公积		**5,655**	4,969
一般风险准备		**395**	395
未分配利润		**5,587**	2,496
股东权益合计		**71,488**	29,786
负债和股东权益总计		**73,412**	31,506

载于第107页至第213页的附注为本财务报表的组成部分。本公司于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

母公司利润表

2007年度
人民币百万元

	附注十五	2007年度	2006年度
一、营业收入			
投资收益	10	**8,108**	6,443
公允价值变动收益	11	**324**	414
汇兑损失		**(4)**	(27)
其他业务收入		**346**	54
营业收入合计		**8,774**	6,884
二、营业支出			
营业税金及附加	12	**(142)**	(24)
业务及管理费	13	**(1,414)**	(891)
营业支出合计		**(1,556)**	(915)
三、营业利润		**7,218**	5,969
减:营业外支出		**(2)**	(3)
四、利润总额		**7,216**	5,966
减:所得税费用	14	**(354)**	(44)
五、净利润		**6,862**	5,922

载于第107页至第213页的附注为本财务报表的组成部分。本公司于本年度首次执行企业会计准则,对比较数据(包括相应附注)进行了重述。

母公司现金流量表

2007年度
人民币百万元

	2007年度	2006年度
一、经营活动产生的现金流量		
收到的其他与经营活动有关的现金	**339**	–
经营活动现金流入小计	**339**	–
支付给职工以及为职工支付的现金	**(411)**	(217)
支付的各项税费	**(247)**	(10)
支付的其他与经营活动有关的现金	**(156)**	(94)
经营活动现金流出小计	**(814)**	(321)
经营活动产生的现金流量净额	**(475)**	(321)
二、投资活动产生的现金流量		
收回投资所收到的现金	**18,758**	41,957
取得投资收益收到的现金	**4,753**	6,079
处置固定资产和无形资产收回的现金净额	**17**	–
收回的其他与投资活动有关的现金	**–**	4
投资活动现金流入小计	**23,528**	48,040
购建固定资产支付的现金	**(62)**	(62)
投资支付的现金	**(17,039)**	(37,706)
购买子公司支付的现金净额	**–**	(7,018)
投资活动现金流出小计	**(17,101)**	(44,786)
投资活动产生的现金流量净额	**6,427**	3,254
三、筹资活动产生的现金流量		
吸收投资收到的现金	**38,222**	–
取得借款收到的现金	**–**	546
筹资活动现金流入小计	**38,222**	546
分配股利及偿付利息支付的现金	**(3,080)**	(2,006)
支付的其他与筹资活动有关的现金	**(939)**	(655)
筹资活动现金流出小计	**(4,019)**	(2,661)
筹资活动产生的现金流量净额	**34,203**	(2,115)
四、汇率变动对现金及现金等价物的影响	**99**	(7)
五、现金及现金等价物净增加额	**40,254**	811
加：年初现金及现金等价物余额	**3,448**	2,637
六、年末现金及现金等价物余额	**43,702**	3,448

载于第107页至第213页的附注为本财务报表的组成部分。本公司于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

母公司股东权益变动表

2007年度
人民币百万元

项目	股本	资本公积	盈余公积	一般风险准备	未分配利润	股东权益合计
	2007年度					
一、上年年末余额	6,195	15,163	6,126	517	8,678	36,679
加：首次执行企业会计准则所产生会计政策变更	—	568	(1,157)	(122)	(6,182)	(6,893)
二、本年年初余额	6,195	15,731	4,969	395	2,496	29,786
三、本年增减变动金额						
(一)净利润	—	—	—	—	6,862	6,862
(二)直接计入股东权益的利得和损失						
1. 可供出售金融资产公允价值变动净额						
(1) 计入股东权益的金额	—	438	—	—	—	438
(2) 转入当期损益的金额	—	(782)	—	—	—	(782)
2. 与计入股东权益项目相关的所得税的影响	—	47	—	—	—	47
上述(一)和(二)小计	—	(297)	—	—	6,862	6,565
(三)股东投入资本	1,150	37,072	—	—	—	38,222
(四)利润分配						
1. 提取盈余公积	—	—	686	—	(686)	—
2. 对股东的分配	—	—	—	—	(3,085)	(3,085)
四、年末余额	7,345	52,506	5,655	395	5,587	71,488

项目	股本	资本公积	盈余公积	一般风险准备	未分配利润	股东权益合计
	2006年度					
一、上年年末余额	6,195	15,163	5,526	430	5,350	32,664
加：首次执行企业会计准则所产生会计政策变更	—	7	(1,149)	(35)	(6,202)	(7,379)
二、本年年初余额	6,195	15,170	4,377	395	(852)	25,285
三、本年增减变动金额						
(一)净利润	—	—	—	—	5,922	5,922
(二)直接计入股东权益的利得和损失						
1. 可供出售金融资产公允价值变动净额						
(1) 计入股东权益的金额	—	847	—	—	—	847
(2) 转入当期损益的金额	—	(187)	—	—	—	(187)
2. 与计入股东权益项目相关的所得税的影响	—	(99)	—	—	—	(99)
上述(一)和(二)小计	—	561	—	—	5,922	6,483
(三)利润分配						
1. 提取盈余公积	—	—	592	—	(592)	—
2. 对股东的分配	—	—	—	—	(1,982)	(1,982)
四、年末余额	6,195	15,731	4,969	395	2,496	29,786

载于第107页至第213页的附注为本财务报表的组成部分。本公司于本年度首次执行企业会计准则，对比较数据(包括相应附注)进行了重述。

2007年12月31日
人民币百万元

一、 本公司基本情况

中国平安保险(集团)股份有限公司(以下简称"本公司")于1988年3月21日在中华人民共和国(以下简称"中国")深圳市注册成立，当时名为"深圳平安保险公司"，开始主要在深圳从事财产保险业务。随着经营区域的扩大，本公司于1992年更名为"中国平安保险公司"，于1994年7月开始从事寿险业务，并于1997年1月更名为"中国平安保险股份有限公司"。

中国保险监督管理委员会(以下简称"中国保监会")于2002年4月2日下发《关于中国平安保险股份有限公司分业经营实施方案的批复》(保监复[2002]32号)，原则同意本公司提出的有关《中国平安保险股份有限公司分业经营实施方案》；根据该方案，本公司更名为"中国平安保险(集团)股份有限公司"，本公司以投资人的身份分别成立并控股持有中国平安财产保险股份有限公司(以下简称"平安产险")和中国平安人寿保险股份有限公司(以下简称"平安寿险")，并由本公司控股持有平安信托投资有限责任公司(以下简称"平安信托")，平安信托持有平安证券有限责任公司(以下简称"平安证券")的股份。

中国保监会于2002年10月28日下发《关于中国平安保险股份有限公司有关变更事项的批复》(保监变审[2002]98号)、《关于成立中国平安财产保险股份有限公司的批复》(保监机审[2002]350号)及《关于成立中国平安人寿保险股份有限公司的批复》(保监机审[2002]351号)，批准本公司名称变更为"中国平安保险(集团)股份有限公司"，并同意在本公司财产保险业务和人员的基础上成立平安产险，在本公司人身保险业务和人员的基础上成立平安寿险。本公司于2003年1月24日取得更名后的营业执照，平安产险及平安寿险分别于2002年12月24日及2002年12月17日取得营业执照。

根据中国保监会《关于中国平安保险(集团)股份有限公司境外发行H股并上市的批复》(保监复[2003]228号)及中国证券监督管理委员会(以下简称"中国证监会")《关于同意中国平安保险(集团)股份有限公司发行境外上市外资股的批复》(证监国合字[2004]18号)，本公司获准在香港主板公开发行境外上市外资股("H股")1,261,720,000股，H股已于2004年6月24日在香港交易所主板上市。

根据中国证监会《关于核准中国平安保险(集团)股份有限公司首次公开发行股票的通知》(证监发行字[2007]29号)，本公司获准在上海证券交易所首次公开发行A股1,150,000,000股，A股已于2007年3月1日在上海证券交易所上市。

本公司的经营范围包括投资保险及经批准的金融企业，监督管理控股投资企业的各种国内、国际业务；开展保险资金运用业务；经批准开展国内保险、国际保险及其他业务。本集团现提供多元化的金融产品及服务，业务范围包括人身保险业务，财产保险业务、信托业务、证券业务、银行业务以及其他业务。

二、 财务报表的编制基础及遵循企业会计准则的声明

本财务报表是根据中国财政部(以下简称"财政部")于2006年颁布的企业会计准则(包括基本准则、具体准则、应用指南和其他相关规定，以下简称"企业会计准则")编制。

根据财政部《关于印发〈企业会计准则第1号—存货〉等38项具体准则的通知》(财会[2006]3号)等规定，本公司自2007年1月1日起执行财政部2006年发布的《企业会计准则》。

本公司已于2004年6月24日在香港联交所上市，并同时按照国际财务报告准则对外提供财务报告，根据财政部2007年11月发布的《企业会计准则解释第1号》，本公司根据取得的相关信息，对因会计政策变更所涉及的相关交易和事项进行了追溯调整，并将下述附注三所列示的会计政策在本财务报表所涵盖的各会计期间中一贯地采用。

可比年度财务报表的列报方式已按照企业会计准则的要求进行了重述。

本财务报表真实、完整地反映了本公司和本集团2007年12月31日的财务状况以及2007年度的经营成果和现金流量。

本财务报表以本公司持续经营为基础列报。

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计

1. 会计年度

本集团会计年度采用公历年度，即每年自1月1日起至12月31日止。

2. 记账本位币

本集团于中国大陆的公司主要以人民币为记账本位币；本集团于境外的子公司以港币为记账本位币。编制本财务报表所采用的货币均为人民币，除有特别说明外，均以人民币百万元为单位表示。

3. 记账基础及计价原则

本集团以权责发生制为记账基础。除以公允价值计量的金融工具及若干保险责任准备金外，各项资产、负债均以历史成本法为计价原则。资产如果发生减值，则按照相关规定计提相应的减值准备。

4. 企业合并

企业合并指将两个或两个以上单独的企业合并形成一个报告主体的交易或事项。企业合并分为同一控制下的企业合并和非同一控制下的企业合并。

同一控制下的企业合并

参与合并的企业在合并前后均受同一方或相同的多方最终控制，且该控制并非暂时性的，为同一控制下的企业合并。同一控制下的企业合并，在合并日取得对其他参与合并企业控制权的一方为合并方，参与合并的其他企业为被合并方。合并日指合并方实际取得对被合并方控制权的日期。

合并方在企业合并中取得的资产和负债，按合并日在被合并方的账面价值计量。合并方取得的净资产账面价值与支付的合并对价的账面价值(或发行股份面值总额)的差额，调整资本公积，资本公积不足冲减的，调整留存收益。

合并方为进行企业合并发生的各项直接费用，于发生时计入当期损益。

非同一控制下的企业合并

参与合并的企业在合并前后不受同一方或相同的多方最终控制的，为非同一控制下的企业合并。非同一控制下的企业合并，在购买日取得对其他参与合并企业控制权的一方为购买方，参与合并的其他企业为被购买方。购买日为购买方实际取得对被购买方控制权的日期。

对于非同一控制下的企业合并，合并成本为购买日购买方为取得对被购买方的控制权而付出的资产、发生或承担的负债以及发行的权益性证券的公允价值，以及为企业合并而发生的各项直接相关费用。

非同一控制下企业合并中所取得的被购买方可辨认资产、负债及或有负债在收购日以公允价值计量。

合并成本大于合并中取得的被购买方可辨认净资产公允价值份额的差额，确认为商誉。合并成本小于合并中取得的被购买方可辨认净资产公允价值份额的，首先对取得的被购买方各项可辨认资产、负债及或有负债的公允价值以及合并成本的计量进行复核，复核后合并成本仍小于合并中取得的被购买方可辨认净资产公允价值份额的，其差额计入当期损益。

三、 主要会计政策和会计估计(续)

5. 合并财务报表

合并财务报表的合并范围以控制为基础确定，包括本公司及全部子公司截至2007年12月31日止年度的财务报表。子公司指被本集团控制的被投资单位。

编制合并财务报表时，子公司采用与本公司一致的会计年度和会计政策。本集团内部各公司之间的所有重大交易及往来于合并时抵销。

纳入合并范围的子公司的股东权益中不属于本集团所拥有的部分作为少数股东权益在合并财务报表中单独列示。

对于通过非同一控制下的企业合并取得的子公司，被购买方的经营成果和现金流量自本集团取得控制权之日起纳入合并财务报表，直至本集团对其控制权终止。在编制合并财务报表时，以购买日确定的各项可辨认资产、负债及或有负债的公允价值为基础对子公司的财务报表进行调整。

对于通过同一控制下的企业合并取得的子公司，被合并方的经营成果和现金流量自合并当期期初纳入合并财务报表。

6. 外币折算

本集团对于发生的外币交易，将外币金额折算为记账本位币金额。

外币交易在初始确认时，采用交易发生当期平均汇率将外币金额折算为记账本位币金额。于资产负债表日，对于外币货币性项目采用资产负债表日即期汇率折算，由此产生的汇兑差额，除属于与购建符合资本化条件的资产相关的外币专门借款产生的汇兑差额按照借款费用资本化的原则处理外，均计入当期损益。以历史成本计量的外币非货币性项目，仍采用交易发生日的即期汇率折算，不改变其记账本位币金额。以公允价值计量的外币非货币性项目，采用公允价值确定日的即期汇率折算，由此产生的汇兑差额计入当期损益或资本公积。

对于境外经营，本集团在编制财务报表时将其记账本位币折算为人民币。对资产负债表中的资产和负债项目，采用资产负债表日的即期汇率折算，股东权益项目除"未分配利润"项目外，其他项目采用发生时的即期汇率折算；利润表中的收入和费用项目，采用交易发生当期平均汇率折算。按照上述折算产生的外币财务报表折算差额，在资产负债表中股东权益项目下单独列示。处置境外经营时，将与该境外经营相关的外币财务报表折算差额转入处置当期损益，部分处置的按处置比例计算。

外币现金流量以及境外子公司的现金流量，采用现金流量发生当期平均汇率折算。汇率变动对现金的影响额作为调节项目，在现金流量表中单独列报。

7. 现金等价物

现金等价物是指本集团持有的期限短、流动性强、易于转换为已知金额的现金、价值变动风险很小的投资。

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计(续)

8. 客户交易结算资金核算办法

(1) 本集团代理客户买卖证券收到的代理买卖证券款，全额存入本集团指定的银行账户；本集团在收到代理客户买卖证券款的同时确认为一项负债，与客户进行相关的结算。

(2) 本集团接受客户委托通过证券交易所代理买卖证券，与客户清算时如买入证券成交总额大于卖出证券成交总额，按清算日买卖证券成交价的差额，加代扣代缴的印花税和应向客户收取的佣金等手续费减少客户交易结算资金；如买入证券成交总额小于卖出证券成交总额，按清算日买卖证券成交价的差额，减代扣代缴的印花税和应向客户收取的佣金等手续费增加客户交易结算资金。

(3) 本集团对客户交来的期货保证金专户存储，分户核算，客户质押的标准仓单也作为客户保证金管理与核算。根据客户开仓价和当日结算价计算每日浮动盈亏；根据客户开仓价和平仓价计算客户平仓盈亏，根据有关规定及客户当日成交交易手续费，相应划入或划出客户保证金。

9. 证券承销业务核算办法

本集团承销之证券，根据与发行人确定的发售方式，按以下规定分别进行核算。

(1) 本集团以余额包销方式进行承销业务，发行日根据承销协议确认的证券发行总额，按承销价款在备查簿中记录承销证券的情况，承销期结束如有未售出证券，本公司根据附注三、10所述的金融工具的分类政策，确认为本集团金融资产。

(2) 本集团以代销方式进行承销业务，发行日根据承销协议确认的证券发行总额，按承销价款在备查簿中记录承销证券的情况；承销期结束将未售出证券退还委托单位。

10. 金融工具

金融工具是指形成一个企业的金融资产，并形成其他单位的金融负债或权益工具的合同。

本集团于成为金融工具合同的一方时确认一项金融资产或金融负债。

本集团的金融资产于初始确认时分为以下四类：以公允价值计量且其变动计入当期损益的金融资产、持有至到期投资、贷款和应收款项、可供出售金融资产。本集团的金融负债于初始确认时分类为：以公允价值计量且其变动计入当期损益的金融负债、其他金融负债。金融资产或金融负债在初始确认时以公允价值计量。对于以公允价值计量且其变动计入当期损益的金融资产或金融负债，相关交易费用直接计入当期损益，其他类别的金融资产或金融负债相关交易费用计入其初始确认金额。

以公允价值计量且其变动计入当期损益的金融资产或金融负债，包括交易性金融资产或金融负债和初始确认时指定为以公允价值计量且其变动计入当期损益的金融资产或金融负债。交易性金融资产或金融负债是指满足下列条件之一的金融资产或金融负债：(1)取得该金融资产或金融负债的目的是为了在短期内出售或回购；(2)属于进行集中管理的可辨认金融工具组合的一部分，且有客观证据表明企业近期采用短期获利方式对该组合进行管理；(3)属于衍生金融工具。对于此类金融资产或金融负债，按照公允价值进行后续计量，公允价值变动及终止确认产生的利得或损失均计入当期损益。

三、 主要会计政策和会计估计(续)

10. 金融工具(续)

只有符合以下条件之一，金融资产或金融负债才可在初始计量时指定为以公允价值计量且其变动计入当期损益的金融资产或金融负债：

(1) 该项指定可以消除或明显减少由于金融工具计量基础不同所导致的相关利得或损失在确认或计量方面不一致的情况。

(2) 风险管理或投资策略的正式书面文件已载明，该金融工具组合以公允价值为基础进行管理、评价并向关键管理人员报告。

(3) 该金融资产或金融负债属于包含一项或多项嵌入衍生工具的混合工具，但嵌入衍生工具对混合工具的现金流量没有重大改变，或者所嵌入的衍生工具明显不应当从相关混合工具中分拆的情况除外。

(4) 该金融资产或金融负债属于需要分拆但无法在取得时或后续的资产负债表日对其进行单独计量的包含嵌入衍生工具的混合工具。

在活跃市场中没有报价、公允价值不能可靠计量的权益工具投资，不得指定为以公允价值计量且其变动计入当期损益的金融资产。

持有至到期投资，是指到期日固定、回收金额固定或可确定，且本集团有明确意图和能力持有至到期的非衍生金融资产。对于此类金融资产，采用实际利率法，按照摊余成本进行后续计量，其终止确认、发生减值或摊销产生的利得或损失，均计入当期损益。

贷款和应收款项，是指在活跃市场中没有报价、回收金额固定或可确定的非衍生金融资产。对于此类金融资产，采用实际利率法，按照摊余成本进行后续计量，其终止确认、发生减值或摊销产生的利得或损失，均计入当期损益。

可供出售金融资产，是指初始确认时即指定为可供出售的非衍生金融资产，以及除上述金融资产类别以外的金融资产。对于此类金融资产，按照公允价值进行后续计量。除减值损失及外币货币性金融资产的汇兑差额确认为当期损益外，可供出售金融资产的公允价值变动作为资本公积的单独部分予以确认，直到该金融资产终止确认或发生减值时，资本公积中确认的累计利得或损失转入当期损益。与可供出售金融资产相关的股利或利息收入，计入当期损益。其终止确认产生的利得或损失，计入当期损益。

对于在活跃市场中没有报价且其公允价值不能可靠计量的权益工具投资，按成本计量。

对于其他金融负债，采用实际利率法，按照摊余成本进行后续计量。

11. 衍生工具

本集团的衍生金融工具主要包括本集团购入的可转换债券嵌入期权、从保险合同中分拆出的嵌入衍生工具、利率掉期及利率期货、信用违约掉期交易、对换货币掉期交易、远期货币合同、利率、货币及股票期权等。衍生金融工具初始以衍生交易合同签订当日的公允价值进行计量，并以其公允价值进行后续计量。公允价值为正数的衍生金融工具确认为一项资产，公允价值为负数的确认为一项负债。

因公允价值变动而产生的任何不符合套期会计规定的利得或损失，直接计入当期损益。

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计(续)

12. 金融工具的公允价值

存在活跃市场的金融资产或金融负债，采用活跃市场中的报价确定其公允价值。金融工具不存在活跃市场的，本集团采用估值技术确定其公允价值，估值技术包括参考熟悉情况并自愿交易的各方最近进行的市场交易中使用的价格、参照实质上相同的其他金融工具的当前公允价值、现金流量折现法和期权定价模型等。

13. 金融资产减值

本集团于资产负债表日对金融资产的账面价值进行检查，有客观证据表明该金融资产发生减值的，计提减值准备。表明金融资产发生减值的客观证据，是指金融资产初始确认后实际发生的、对该金融资产的预计未来现金流量有影响，且本集团能够对该影响进行可靠计量的事项。

以摊余成本计量的金融资产发生减值时，则将该金融资产的账面价值减记至预计未来现金流量(不包括尚未发生的未来信用损失)现值，减记金额计入当期损益。预计未来现金流量现值，按照该金融资产原实际利率折现确定，并考虑相关担保物的价值。

对单项金额重大的金融资产单独进行减值测试，确认减值损失，计入当期损益。对单项金额不重大的金融资产，包括在具有类似信用风险特征的金融资产组合中进行减值测试或单独进行减值测试。单独测试未发生减值的金融资产(包括单项金额重大和不重大的金融资产)，包括在具有类似信用风险特征的金融资产组合中再进行减值测试。已单项确认减值损失的金融资产，不包括在具有类似信用风险特征的金融资产组合中进行减值测试。

本集团对以摊余成本计量的金融资产确认减值损失后，如有客观证据表明该金融资产价值已恢复，且客观上与确认该损失后发生的事项有关，原确认的减值损失予以转回，计入当期损益。但是，该转回后的账面价值不超过假定不计提减值准备情况下该金融资产在转回日的摊余成本。

以成本计量的金融资产发生减值时，将该金融资产的账面价值，与按照类似金融资产当时市场收益率对未来现金流量折现确定的现值之间的差额，确认为减值损失，计入当期损益。发生的减值损失一经确认，不再转回。按照《企业会计准则第2号—长期股权投资》规定的成本法核算的、在活跃市场中没有报价、公允价值不能可靠计量的长期股权投资，其减值也按照上述原则处理。

可供出售金融资产发生减值时，原直接计入资本公积的因公允价值下降形成的累计损失，予以转出，计入当期损益。该转出的累计损失，为可供出售金融资产的初始取得成本扣除已收回本金和已摊销金额、当前公允价值和原已计入损益的减值损失后的余额。

对于已确认减值损失的可供出售债务工具，在随后的会计期间公允价值已上升且客观上与原减值损失确认后发生的事项有关的，原确认的减值损失予以转回，计入当期损益。可供出售权益工具投资发生的减值损失，不通过损益转回。

三、 主要会计政策和会计估计(续)

14. 金融工具的终止确认

金融资产满足下列条件之一的，终止确认：

(1) 收取该金融资产现金流量的合同权利终止；

(2) 该金融资产已转移，且符合下述金融资产转移的终止确认条件。

本集团已将金融资产所有权上几乎所有的风险和报酬转移给转入方的，终止确认该金融资产；保留了金融资产所有权上几乎所有的风险和报酬的，不终止确认该金融资产。

本集团既没有转移也没有保留金融资产所有权上几乎所有的风险和报酬的，分别下列情况处理：放弃了对该金融资产控制的，终止确认该金融资产；未放弃对该金融资产控制的，按照其继续涉入所转移金融资产的程度确认有关金融资产，并相应确认有关负债。

如果金融负债的责任已履行、撤销或届满，则对金融负债进行终止确认。如果现有金融负债被同一债权人以实质上几乎完全不同条款的另一金融负债所取代，或者现有负债的条款几乎全部被实质性修改，则此类替换或修改作为终止确认原负债和确认新负债处理，差额计入当期损益。

15. 买入返售及卖出回购协议

买入返售及卖出回购业务按发生时实际支付或收到的款项入账，并在资产负债表中确认。买入返售的标的资产在表外作备查登记，卖出回购的标的资产仍在资产负债表中确认。

买入返售及卖出回购业务的买卖差价分别按实际利率法在返售或回购期间内确认为利息收入和利息支出。

16. 长期股权投资

长期股权投资包括对子公司、合营企业及联营企业的投资以及对被投资单位不具有共同控制或重大影响，并且在活跃市场中没有报价、公允价值不能可靠计量的长期股权投资。长期股权投资在取得时以初始投资成本进行初始计量。

本集团能够对被投资单位实施控制的长期股权投资，以及对被投资单位不具有共同控制或重大影响，且在活跃市场中没有报价、公允价值不能可靠计量的长期股权投资，采用成本法核算。

采用成本法时，长期股权投资按初始投资成本计价，被投资单位宣告分派的现金股利或利润，确认为当期投资收益。确认的投资收益，仅限于被投资单位接受投资后产生的累积净利润的分配额，所获得的利润或现金股利超过上述数额的部分作为初始投资成本的收回。

本集团对被投资单位具有共同控制或重大影响的，长期股权投资采用权益法核算。

采用权益法时，长期股权投资的初始投资成本大于投资时应享有被投资单位可辨认净资产公允价值份额的，归入长期股权投资的初始投资成本；长期股权投资的初始投资成本小于投资时应享有被投资单位可辨认净资产公允价值份额的，其差额计入当期损益，同时调整长期股权投资的成本。

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计(续)

16. 长期股权投资(续)

采用权益法时，取得长期股权投资后，按照应享有或应分担的被投资单位实现的净损益的份额，确认投资损益并调整长期股权投资的账面价值。在确认应享有被投资单位净损益的份额时，以取得投资时被投资单位各项可辨认资产等的公允价值为基础，按照本集团的会计政策及会计期间，并抵销与联营企业及合营企业之间发生的内部交易损益按照持股比例计算归属于投资企业的部分(但内部交易损失属于资产减值损失的，应全额确认)，对被投资单位的净利润进行调整后确认。按照被投资单位宣告分派的利润或现金股利计算应分得的部分，相应减少长期股权投资的账面价值。本集团确认被投资单位发生的净亏损，以长期股权投资的账面价值以及其他实质上构成对被投资单位净投资的长期权益减记至零为限，本集团负有承担额外损失义务的除外。对于被投资单位除净损益以外股东权益的其他变动，调整长期股权投资的账面价值并计入股东权益，待处置该项投资时按相应比例转入当期损益。

处置长期股权投资，其账面价值与实际取得价款的差额，计入当期损益。

17. 投资性房地产

投资性房地产是指为赚取租金或资本增值，或两者兼有而持有的房地产，包括已出租的土地使用权、已出租的建筑物等。

投资性房地产按照成本进行初始计量。与投资性房地产有关的后续支出，如果与该资产有关的经济利益很可能流入且其成本能够可靠地计量，则计入投资性房地产成本。否则，于发生时计入当期损益。

本集团采用成本模式对投资性房地产进行后续计量。投资性房地产的折旧采用年限平均法计提，具体内容见下文附注三、18固定资产中房屋及建筑物的折旧方法和附注三、19无形资产中土地使用权的摊销方法。

18. 固定资产

固定资产是指为提供劳务、出租或经营管理而持有的，使用寿命超过一个会计年度的有形资产。在建工程成本按实际工程支出确定，包括在建期间发生的各项必要工程支出以及其他相关费用等。在建工程在达到预定可使用状态时转入固定资产。

固定资产仅在与其有关的经济利益很可能流入本集团，且其成本能够可靠地计量时才予以确认。与固定资产有关的后续支出，符合该确认条件的，计入固定资产成本，并终止确认被替换部分的账面价值；否则，在发生时计入当期损益。

固定资产按照成本进行初始计量，并考虑预计弃置费用因素的影响。购置固定资产的成本包括购买价款，相关税费，以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出。

固定资产的折旧采用年限平均法计提，各类固定资产的使用寿命、预计净残值及年折旧率如下：

	预计使用寿命	预计净残值率	年折旧率
房屋及建筑物	30 – 35年	5%	2.71% – 3.16%
办公及通讯设备	5年	5%	19%
运输设备	5 – 8年	5%	11.88% – 19%

本集团至少于每年年度终了，对固定资产的使用寿命、预计净残值和折旧方法进行复核，必要时进行调整。

三、 主要会计政策和会计估计(续)

19. 无形资产

本集团的无形资产按照成本进行初始计量。

无形资产按照其能为本集团带来经济利益的期限确定使用寿命，无法预见其为本集团带来经济利益期限的作为使用寿命不确定的无形资产。

用以取得高速公路营运权的支出已资本化为无形资产，根据合理的基础摊销。

除上述高速公路营运权外的各项无形资产的使用寿命如下：

	使用寿命
土地使用权	50年
计算机软件系统	3－5年

本集团购入或以支付土地出让金方式取得的土地使用权以及外购房屋建筑物的价款中可以合理分配到土地使用权的部分，作为无形资产核算。

使用寿命有限的无形资产，在其使用寿命内采用直线法摊销。本集团至少于每年年度终了，对使用寿命有限的无形资产的使用寿命及摊销方法进行复核，必要时进行调整。

对使用寿命不确定的无形资产，无论是否存在减值迹象，每年均进行减值测试。此类无形资产不予摊销，在每个会计期间对其使用寿命进行复核。如果有证据表明使用寿命是有限的，则按上述使用寿命有限的无形资产的政策进行会计处理。

20. 抵债资产

抵债资产是指本集团依法行使债权或担保物权而受偿于债务人、担保人或第三人的实物资产或财产权利。抵债资产按其公允价值进行初始计量。

21. 保险保障基金

本集团根据《保险保障基金管理办法》(保监会令[2004]16号)按下列比例提取保险保障基金：

(1) 财产保险、意外伤害保险和短期健康保险，按自留保费的1%提取；

(2) 有保证利率的长期人寿保险和长期健康保险，按自留保费的0.15%提取；

(3) 无保证利率的长期人寿保险，按自留保费的0.05%提取。

当平安寿险、平安养老保险股份有限公司(以下简称"平安养老险")和平安健康保险股份有限公司(以下简称"平安健康险")等的保险保障基金余额达到其各自总资产的1%时，其不再提取保险保障基金。当平安产险的保险保障基金余额达到其总资产的6%时，其不再提取保险保障基金。

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计(续)

22. 原保险合同

本集团与投保人签订的合同，如本集团承担了保险风险，则属于原保险合同。发生保险合同约定的保险责任范围内的事故可能导致本集团承担赔付保险金责任的，则本集团承担了保险风险。如果本集团与投保人签订的合同使本集团既承担保险风险又承担其他风险的，则将整个合同认定为原保险合同，不对保险风险部分和其他风险部分进行分拆。

原保险合同提前解除的，本集团转销相关未到期责任准备金、寿险责任准备金、长期健康险责任准备金余额，并将其与退保费一起计入当期损益。

23. 未到期责任准备金

未到期责任准备金是指本集团作为保险人为尚未终止的非寿险业务保险责任提取的准备金。本集团按照三百六十五分之一毛保费法得出的保险精算结果提取未到期责任准备金；同时，寿险子公司提取的未到期责任准备金不低于当期自留保费收入的50%。

本集团在资产负债表日对未到期责任准备金进行测试，对已提取的未到期责任准备金和下列两者中较大者之间的重大差额部分，补提取未到期责任准备金：

(1) 预期未来发生的赔款与费用扣除相关投资收入之后的余额；

(2) 在责任准备金评估日假设所有保单退保时的退保金额。

24. 未决赔款准备金

未决赔款准备金是指本集团作为保险人为非寿险保险事故已发生尚未结案的赔案提取的准备金，包括已发生已报案未决赔款准备金、已发生未报案未决赔款准备金及理赔费用准备金。

已发生已报案未决赔款准备金是指本集团为非寿险业务保险事故已发生并已向本集团提出索赔但尚未结案的赔案提取的准备金。本集团按最高不超过该保单对该保险事故所承诺的保险金额，采用逐案估计法、案均赔款法等合理的方法谨慎提取已发生已报案未决赔款准备金。

已发生未报案未决赔款准备金是指本集团为非寿险保险事故已发生、尚未向本集团提出索赔的赔案提取的准备金。本集团采用链梯法、案均赔款法、准备金进展法及Bornhuetter-Ferguson法中至少两种方法进行谨慎评估。

理赔费用准备金是指本集团为非寿险保险事故已发生尚未结案的赔案可能发生的律师费、诉讼费、损失检验费、相关理赔人员薪酬等费用提取的准备金。本公司采取逐案预估法及比率分摊法提取该项准备金。

三、 主要会计政策和会计估计(续)

25. 寿险责任准备金

寿险责任准备金是指本集团作为保险人为尚未终止的人寿保险责任提取的准备金。寿险责任准备金按保险精算结果提取。本集团根据中国保监会规定，计提不低于法定责任准备金的寿险责任准备金。法定责任准备金根据中国保监会下发的保监发 [1999] 90号文件所载之《人寿保险精算规定》及《利差返还型人寿保险精算规定》，保监发 [2003] 67号文件所载之《个人分红保险精算规定》，保监发 [2007] 335号文件所载之《万能保险精算规定》及《投资连结保险精算规定》，《关于印发〈精算报告〉的通知》(保监寿险[2005]8号)及《关于修订精算规定中生命表使用有关事项的通知》(保监发[2005]118号)等有关文件及中国保监会的有关批复而估算。

本集团的寿险责任准备金的主要计算基准如下：

(1) 采用"未来法"逐单计算，或经中国保监会同意后，采用"过去法"逐单计算；

(2) 人寿险产品评估利息率不高于下面两项规定的最低值：

- 中国保监会公布的评估利息率7.5%；
- 该险种确定保险费所使用的预定利息率；

(3) 人寿险产品评估死亡率采用《中国人寿保险业经验生命表(2000-2003)》所提供的数据；

(4) 寿险责任准备金的计算方法(不包括万能保险和投资连结保险的寿险责任准备金)：

- 除终身年金外的人寿保险中，传统非分红产品采用一年期完全修正方法，分红产品则按《个人分红保险精算规定》的修正法计算；
- 终身年金保险采用修正均衡纯保费方法；
- 如果按修正法计算的续年评估均衡纯保费高于毛保费，则还需计提保费不足准备金；
- 寿险责任准备金不低于责任准备金评估日的保单现金价值；

(5) 万能保险的责任准备金包括账户准备金及非账户准备金，其计算方法如下：

- 账户准备金采用逐单计算，其金额等于准备金评估日的保单账户价值；
- 非账户准备金遵循普遍认可的精算原则，参照现金流折现方法计算，其折现使用的利率以预计回报率为基础，但不高于5%；
- 本集团按规定对万能保险的保证利益提取非账户准备金；
- 本集团为万能账户设立平滑准备金，用于平滑不同结算期的结算利率；平滑准备金不得为负，并且只能来自于实际投资收益与结算利息之差的积累；本集团会尽量保持结算利率的平滑性。

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计*(续)*

25. 寿险责任准备金*(续)*

(6) 投资连结寿险责任准备金包括单位准备金和非单位准备金，其计算方法如下：

- 单位准备金采用逐单计算，其金额等于准备金评估日的保单账户价值；
- 非单位准备金遵循普遍认可的精算原则，参照现金流折现方法计算，其折现使用的利率以预计回报率为基础，但不高于5%；
- 本集团按规定对投资连结保险的保证利益提取非单位准备金；

(7) 对分红保险和万能保险账户中以公允价值计量且其变动计入当期损益的金融资产的公允价值变动，采用合理的方法将应归属于保单持有人的部分确认为寿险责任准备金，将归属于本集团的部分计入当期损益。对分红保险和万能保险账户中可供出售金融资产的公允价值变动，采用合理的方法将应归属于保单持有人的部分确认为寿险责任准备金，将归属于本集团的部分确认为资本公积。

26. 长期健康险责任准备金

长期健康险责任准备金是指本集团作为保险人为尚未终止的长期健康保险责任提取的准备金。长期健康险责任准备金按保险精算结果提取。本集团根据中国保监会规定，计提不低于法定责任准备金的长期健康险责任准备金。法定责任准备金根据中国保监会下发的《健康保险精算规定》(保监发 [1999] 90号)等有关文件及中国保监会的有关批复而估算。计算长期健康险责任准备金时使用的预定损失率和预定发病率根据再保险公司已有的经验表，并结合本公司的经验数据制定。其他参照《人寿保险精算规定》(保监发 [1999] 90号)中有关死亡保险的规定执行。

27. 负债充足性测试

本集团在资产负债表日对未决赔款准备金、寿险责任准备金、长期健康险责任准备金进行以总体业务为基础的充足性测试。本集团按照保险精算重新计算确定的相关准备金金额超过充足性测试日已提取的相关准备金余额的，按照其差额补提相关准备金，计入当期损益；反之，不调整相关准备金。

在对寿险责任准备金和长期健康险责任准备金进行负债充足性测试时，本集团基于最优估计的精算假设，采用适当的精算模型对保单的未来现金流作出预期。考虑的精算假设主要包括保费收入、保险利益支出、退保金支出、佣金及手续费支出、营业费用、保单红利及其他非保证利益支出等。对未来现金流贴现时使用的贴现率，反映当前与准备金相对应的资产及预期未来现金流的投资收益率情况。

28. 收入确认原则

收入只有在经济利益很可能流入从而导致本集团资产增加或者负债减少、且经济利益的流入额能够可靠计量时予以确认。

保险业务收入

保费收入及分保费收入于保险合同成立并承担相应保险责任，与保险合同相关的经济利益很可能流入，并与保险合同相关的净收入能够可靠计量时予以确认。非寿险原保险合同，根据原保险合同约定的保费总额确定保费收入金额。寿险原保险合同，分期收取保费的，根据当期应收取的保费确定保费收入金额；一次性收取保费的，根据一次性应收取的保费确定保费收入金额。分入业务根据相关再保险合同的约定，计算确定分保费收入金额。

三、 主要会计政策和会计估计(续)

28. 收入确认原则(续)

利息收入

利息收入按实际利率法计算，并计入当期损益。

其他收入

手续费收入为证券、期货代理买卖佣金收入，于所提供的服务完成时予以入账。本集团将当期已发生的证券承销的劳务成本计入当期损益，证券承销收入于证券承销完成时确认收入。本集团将当期已发生的股权分置改革的劳务成本计入当期损益，股权分置改革顾问收入，于股权分置改革方案经相关股东大会通过时确认收入。

29. 保单红利支出

保单红利支出是根据原保险合同的约定，按照分红保险产品的红利分配方法及有关精算结果而估算，支付给保单持有人的红利。

30. 一般风险准备

本集团合并财务报表中的一般风险准备包括从事保险业务的子公司提取的总准备金、从事银行业务的子公司提取的一般准备、从事证券业务的子公司提取的一般风险准备、从事信托业务的子公司提取的信托赔偿准备以及从事期货业务的子公司提取的风险准备金。上述一般风险准备于年末计提，作为利润分配处理。

31. 再保险

分出业务

本集团在常规业务过程中对其保险业务分出保险风险。已分出的再保险安排并不能使本集团免除其对保单持有人的责任。在确认原保险合同保费收入的当期，本集团按照相关再保险合同的约定，计算确定分出保费及应向再保险接受人摊回的分保费用，计入当期损益。在提取原保险合同未到期责任准备金、未决赔款准备金、寿险责任准备金、长期健康险责任准备金的当期，本集团按照相关再保险合同的约定，计算确定应向再保险接受人摊回的相应准备金，确认为相应的应收分保准备金资产。在确定支付赔付款项金额或实际发生理赔费用而冲减原保险合同相应准备金余额的当期，本集团冲减相应的应收分保准备金余额；同时，本集团按照相关再保险合同的约定，计算确定应向再保险接受人摊回的赔付成本，计入当期损益。在原保险合同提前解除的当期，本集团按照相关再保险合同的约定，计算确定分出保费、摊回分保费用的调整金额，计入当期损益；同时，转销相关应收分保准备金余额。

作为再保险分出人，本集团将再保险合同形成的资产与有关原保险合同形成的负债在资产负债表中分别列示，不相互抵销；将再保险合同形成的收入或费用与有关原保险合同形成的费用或收入在利润表中也分别列示，不相互抵销。

分入业务

本集团在确认分保费收入的当期，根据相关再保险合同的约定，计算确定分保费用，计入当期损益。对纯益手续费而言，本集团根据相关再保险合同的约定，在能够计算确定应向再保险分出人支付的纯益手续费时，将该项纯益手续费作为分保费用，计入当期损益。

本集团在收到分保业务账单时，按照账单标明的金额对相关分保费收入、分保费用进行调整，调整金额计入当期损益。

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计(续)

32. 经营租赁

凡租出公司仍保留与资产所有权有关的风险和报酬的租赁为经营租赁。经营租赁租金收入及支出在租赁期内各个期间按直线法计入当期损益。

33. 财务担保合同

财务担保合同在初始确认时按公允价值计量。不属于指定为以公允价值计量且其变动计入当期损益的金融负债的财务担保合同，在初始确认后按照《企业会计准则第13号—或有事项》确定的金额和初始确认金额扣除按照《企业会计准则第14号—收入》的原则确定的累计摊销额后的余额之中的较高者进行后续计量。

34. 受托业务

本集团在受托业务中担任客户的托管人、受托人或代理人。本集团的资产负债表不包括本集团因受托业务而持有的资产以及有关向客户交回该等资产的承诺，因为这些资产的风险和收益由客户承担。

35. 所得税的会计处理方法

所得税包括当期所得税和递延所得税。除由于企业合并产生的调整商誉，或与直接计入股东权益的交易或者事项相关的计入股东权益外，均作为所得税费用或收益计入当期损益。

当期所得税是按照当期应纳税所得额计算的当期应交所得税金额。应纳税所得额系根据有关税法规定对本年度税前会计利润作相应调整后得出。

本集团对于当期和以前期间形成的当期所得税负债或资产，按照税法规定计算的预期应交纳或返还的所得税金额计量。

本集团根据资产与负债于资产负债表日的账面价值与计税基础之间的暂时性差异，以及未作为资产和负债确认但按照税法规定可以确定其计税基础的项目的账面价值与计税基础之间的差额产生的暂时性差异，采用资产负债表债务法计提递延所得税。

各种应纳税暂时性差异均据以确认递延所得税负债，除非应纳税暂时性差异是在以下交易中产生的：

- 商誉的初始确认，或者具有以下特征的交易中产生的资产或负债的初始确认：该交易不是企业合并，并且交易发生时既不影响会计利润也不影响应纳税所得额；

- 对于与子公司、合营企业及联营企业投资相关的应纳税暂时性差异，该暂时性差异转回的时间能够控制并且该暂时性差异在可预见的未来很可能不会转回。

三、 主要会计政策和会计估计(续)

35. 所得税的会计处理方法(续)

对于可抵扣暂时性差异，能够结转以后年度的可抵扣亏损和税款抵减，本公司以很可能取得用来抵扣可抵扣暂时性差异、可抵扣亏损及税款抵减的应纳税所得额为限，确认由可抵扣暂时性差异、可抵扣亏损及税款抵减产生的递延所得税资产，除非产生可抵扣暂时性差异的交易不是企业合并，并且交易发生时既不影响会计利润也不影响应纳税所得额。

对于与子公司、合营企业及联营企业投资相关的可抵扣暂时性差异，同时满足下列条件的，确认相应的递延所得税资产：暂时性差异在可预见的未来很可能转回，且未来很可能获得用来抵扣可抵扣暂时性差异的应纳税所得额。

本集团于资产负债表日，对于递延所得税资产和递延所得税负债，依据税法规定，按照预期收回该资产或清偿该负债期间的适用税率计量，并反映资产负债表日预期收回资产或清偿负债方式的所得税影响。

于资产负债表日，本集团对递延所得税资产的账面价值进行复核。如果未来期间很可能无法获得足够的应纳税所得额用以抵扣递延所得税资产的利益，减记递延所得税资产的账面价值。在很可能获得足够的应纳税所得额时，减记的金额予以转回。

36. 资产减值

本集团对除存货、递延所得税、金融资产以外的资产减值，按以下方法确定：

本集团于资产负债表日判断资产是否存在可能发生减值的迹象，存在减值迹象的，本集团将估计其可收回金额，进行减值测试。对因企业合并所形成的商誉和使用寿命不确定的无形资产，无论是否存在减值迹象，至少于每年末都进行减值测试。

可收回金额根据资产的公允价值减去处置费用后的净额与资产预计未来现金流量的现值两者之间较高者确定。本集团以单项资产为基础估计其可收回金额；难以对单项资产的可收回金额进行估计的，以该资产所属的资产组为基础确定资产组的可收回金额。资产组的认定，以资产组产生的主要现金流入是否独立于其他资产或者资产组的现金流入为依据。

当资产或资产组的可收回金额低于其账面价值时，本集团将其账面价值减记至可收回金额，减记的金额计入当期损益，同时计提相应的资产减值准备。

就商誉的减值测试而言，对于因企业合并形成的商誉的账面价值，自购买日起按照合理的方法分摊至相关的资产组；难以分摊至相关的资产组的，将其分摊至相关的资产组组合。相关的资产组或资产组组合，是能够从企业合并的协同效应中受益的资产组或者资产组组合，且不大于本集团确定的报告分部。

对包含商誉的相关资产组或者资产组组合进行减值测试时，如与商誉相关的资产组或者资产组组合存在减值迹象的，首先对不包含商誉的资产组或者资产组组合进行减值测试，计算可收回金额，确认相应的减值损失。然后对包含商誉的资产组或者资产组组合进行减值测试，比较其账面价值与可收回金额，如可收回金额低于账面价值的，减值损失金额首先抵减分摊至资产组或资产组组合中商誉的账面价值，再根据资产组或资产组组合中除商誉之外的其他各项资产的账面价值所占比重，按比例抵减其他各项资产的账面价值。

上述资产减值损失一经确认，在以后会计期间不再转回。

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计(续)

37. 股份支付

本集团对高级管理人员及部分关键员工等采用以现金结算的股份支付(即虚拟期权)方式支付部分酬金，在该交易方式下，上述人员通过为本集团提供劳务服务来换取按现金结算的虚拟期权。

本集团的虚拟期权在上述人员完成等待期内的服务后以现金结算。本集团在等待期内的每个资产负债表日，以对将来结算情况的最佳估计为基础，按照本集团承担虚拟期权负债的公允价值金额，将当期取得的服务计入费用和相应的负债。本集团运用Black-Scholes模型估计虚拟期权负债的公允价值。

本集团在虚拟期权负债结算前的每个资产负债表日以及结算日，对虚拟期权负债的公允价值重新计量，其变动计入当期损益。

38. 职工薪酬

职工薪酬指本集团为获得职工提供的服务而给予各种形式的报酬以及其他相关支出。在职工提供服务的会计期间，将应付的职工薪酬确认为负债。对于资产负债表日后1年以上到期的，如果折现的影响金额重大，则以其现值列示。

本集团的职工参加由当地政府管理的养老保险、医疗保险、失业保险费等社会保险费和住房公积金，相应支出在发生时计入相关资产成本或当期损益。部分职工还得到本集团提供的团体寿险，但涉及金额并不重大。除此之外，本集团对职工没有其他重大福利承诺。

39. 关联方

一方控制、共同控制另一方或对另一方施加重大影响，以及两方或两方以上同受一方控制、共同控制或重大影响的，构成关联方。

40. 首次执行企业会计准则

如附注二所述，本集团自2007年1月1日起执行企业会计准则，对于因首次执行企业会计准则而发生的会计政策变更，本集团按照有关首次执行企业会计准则的规定在首次执行日采用追溯调整的方法进行处理。

(1) 长期股权投资

根据原企业会计准则及《金融企业会计制度》，初始投资成本大于应享有被投资单位股东权益份额的差额，作为股权投资差额，按一定期限平均摊销。另外，母公司对子公司的长期股权投资按权益法核算。

根据《企业会计准则第20号—企业合并》，本集团将非同一控制下的企业合并中合并成本大于取得的应享有被投资单位可辨认净资产公允价值份额的差额，确认为商誉。商誉不作摊销，但至少每年年度终了进行减值测试，减值准备不予以转回。

根据《企业会计准则第2号—长期股权投资》，母公司对子公司的长期股权投资按成本法核算。

三、 主要会计政策和会计估计(续)

40. 首次执行企业会计准则(续)

(2) 金融资产

在原企业会计准则及《金融企业会计制度》下，本集团按《企业会计准则—投资》和《金融企业会计制度》，将投资资产按流动性及准备持有时间划分为"短期投资"及"长期投资"，分别以成本与市价孰低和成本与可收回金额孰低核算。

根据《企业会计准则第22号—金融工具确认与计量》，本集团将金融工具类投资资产根据持有目的划分为"以公允价值计量且其变动计入当期损益的金融资产"、"持有至到期投资"、"贷款和应收款项"及"可供出售金融资产"。对于以公允价值计量且其变动计入当期损益的金融资产，采用公允价值进行后续计量，其公允价值变动形成的利得或损失计入当期损益；对于持有至到期投资、贷款和应收款项，采用按实际利率法计算的摊余成本进行后续计量；对于可供出售金融资产，采用公允价值进行后续计量，其公允价值与账面价值的差额，计入资本公积。

(3) 衍生工具

在原企业会计准则及《金融企业会计制度》下，本集团一般将衍生工具作为表外项目，而不在财务报表中确认。

根据《企业会计准则第22号—金融工具确认与计量》，本集团将适用的衍生工具归类为以公允价值计量且其变动计入当期损益的金融资产或金融负债，采用公允价值进行后续计量，其公允价值变动形成的利得或损失计入当期损益。

(4) 寿险责任准备金

在原企业会计准则及《金融企业会计制度》下，本集团在估算分红保险和万能寿险的寿险责任准备金时，按原会计准则计算的投资收益为基础。

如以上第(2)项所述，本集团按《企业会计准则第22号—金融工具确认与计量》对金融工具类投资资产进行适当分类并采用相应的计量方法。根据财政部会计准则委员会《企业会计准则实施问题专家工作组意见》的规定，本集团对分红保险和万能寿险账户中属于可供出售金融资产的公允价值变动，采用合理的方法将归属于保单持有人的部分确认为有关负债，将归属于股东的部分确认为资本公积；对以公允价值计量且其变动计入当期损益的金融资产的公允价值变动，采用合理的方法将归属于保单持有人的部分确认为有关负债，将归属于股东的部分计入当期损益。

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计(续)

40. 首次执行企业会计准则(续)

(5) 未决赔款准备金

在原企业会计准则及《金融企业会计制度》下，本集团在估算保险责任准备金时，未对全部的保险责任准备金进行充足性测试，尤其是未对非寿险业务的未决赔款准备金中已发生未报告赔款准备金进行充足性测试。

根据《企业会计准则第25号—原保险合同》及《企业会计准则第26号—再保险合同》，本集团按精算结果提取保险责任准备金，并至少于每年年度终了，对未决赔款准备金、寿险责任准备金、长期健康险责任准备金进行充足性测试，按照测试结果进行相应处理；相关准备金充足的，不予以调整；相关准备金不足的，需根据测试结果按差额补提相关准备金。

(6) 土地使用权

在原企业会计准则及《金融企业会计制度》下，本集团对在建工程中的土地使用权不进行摊销。

根据《企业会计准则第6号—无形资产》，本集团将在建工程中的土地使用权确认为无形资产，自土地使用权可供使用时起进行摊销。

三、 主要会计政策和会计估计*(续)*

40. 首次执行企业会计准则*(续)*

(7) 递延所得税

在原企业会计准则及《金融企业会计制度》下，本集团对所得税采用纳税影响会计法之债务法进行核算。

根据《企业会计准则第18号－所得税》，本集团采用资产负债表债务法进行所得税会计处理，具体会计政策详见附注三、35"所得税的会计处理方法"。

在首项执行日，本集团对本项会计政策变更的影响(主要为上述(1)-(6)各项调整对递延所得税的影响)进行追溯调整，并将影响金额调整留存收益及资本公积。

首次执行企业会计准则对本集团的累积影响数如下：

	2007年1月1日				
	资本公积	盈余公积	未分配利润	少数股东权益	合计
追溯调整前余额	**15,163**	**6,126**	**8,667**	**1,251**	**31,207**
调整：					
长期股权投资	**–**	**6**	**52**	**–**	**58**
金融资产	**13,352**	**369**	**3,047**	**169**	**16,937**
衍生工具	**–**	**(4)**	**2**	**–**	**(2)**
寿险责任准备金	**(3,825)**	**(186)**	**(1,659)**	**(57)**	**(5,727)**
未决赔款准备金	**–**	**(240)**	**(1,147)**	**(14)**	**(1,401)**
土地使用权	**–**	**(8)**	**(47)**	**(1)**	**(56)**
递延所得税	**(1,429)**	**57**	**252**	**(11)**	**(1,131)**
其他	**(15)**	**–**	**15**	**29**	**29**
追溯调整后余额	**23,246**	**6,120**	**9,182**	**1,366**	**39,914**

	2006年1月1日				
	资本公积	盈余公积	未分配利润	少数股东权益	合计
追溯调整前余额	15,163	5,526	5,350	525	26,564
调整：					
长期股权投资	–	–	(3)	–	(3)
金融资产	1,074	54	308	15	1,451
衍生工具	–	(8)	(46)	(1)	(55)
寿险责任准备金	(318)	–	–	(3)	(321)
未决赔款准备金	–	(231)	(1,307)	(16)	(1,554)
土地使用权	–	(6)	(37)	–	(43)
递延所得税	(113)	62	351	3	303
其他	(17)	2	13	–	(2)
追溯调整后余额	15,789	5,399	4,629	523	26,340

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计(续)

40. 首次执行企业会计准则(续)

首次执行企业会计准则对母公司的累积影响数如下：

	2007年1月1日				
	资本公积	盈余公积	一般风险准备	未分配利润	合计
追溯调整前余额	**15,163**	**6,126**	**517**	**8,678**	**30,484**
调整：					
金融资产	**688**	**45**	**–**	**403**	**1,136**
长期股权投资	**(17)**	**(1,195)**	**(122)**	**(6,525)**	**(7,859)**
递延所得税	**(103)**	**(7)**	**–**	**(60)**	**(170)**
追溯调整后余额	**15,731**	**4,969**	**395**	**2,496**	**23,591**

	2006年1月1日				
	资本公积	盈余公积	一般风险准备	未分配利润	合计
追溯调整前余额	15,163	5,526	430	5,350	26,469
调整：					
金融资产	28	5	–	27	60
长期股权投资	(17)	(1,153)	(35)	(6,225)	(7,430)
递延所得税	(4)	(1)	–	(4)	(9)
追溯调整后余额	15,170	4,377	395	(852)	19,090

三、 主要会计政策和会计估计(续)

40. 首次执行企业会计准则(续)

首次执行企业会计准则对2006年度扣除少数股东损益后本集团净利润的影响如下：

	2006年度
追溯调整前金额	5,986
调整：	
未决赔款准备金	151
寿险准备金	(1,845)
衍生金融工具	52
金融资产	3,054
土地使用权	(12)
递延所得税	(104)
长期股权投资	60
追溯调整后金额	7,342

首次执行企业会计准则对2006年度母公司净利润的影响如下：

	2006年度
追溯调整前金额	5,997
调整：	
金融资产	416
长期股权投资	(429)
递延所得税	(62)
追溯调整后金额	5,922

2007年12月31日
人民币百万元

三、 主要会计政策和会计估计*(续)*

41. 主要会计估计及判断

在执行本集团会计政策的过程中，管理层会作出影响资产及负债的呈报金额的重要估计及判断。基于过往经验及其他因素，包括对在有关情况下视为合理的未来事件的预期，本集团对该等估计及判断进行持续评估。

判断

在应用本集团会计政策时，除作出涉及估计之假设外，管理层亦作出以下对财务报表中确认的金额具有重大影响的判断。

(1) 金融资产的分类

管理层需要就金融资产的分类作出重大判断，不同的分类会影响会计核算方法及本集团的财务状况和经营成果。期后，如发现本集团错误判断了金融资产的分类，有可能影响到整体的金融资产需要进行重分类。

(2) 保险合同的分类

管理层需要就是否分类为保险合同作出重大判断，不同的分类会影响会计核算方法及本集团的财务状况和经营成果。

(3) 可供出售权益金融工具的减值准备

本集团认为当公允价值大幅或持续下降至低于成本时，应当计提可供出售权益金融工具的减值准备。对何谓大幅和持续的认定需要管理层作出判断。进行判断时，本集团考虑以下因素的影响：股价的正常波动幅度，被投资单位的财务状况，行业和分部业绩，技术革新以及经营和融资现金流量等。

估计及假设

于资产负债表日，有关未来的主要假设及其他估计不确定性的主要来源载列如下，该等估计及假设有可能导致下一会计年度内资产及负债账面值发生重要调整。

(1) 对保险合同准备金的估值

寿险责任准备金及长期健康险责任准备金

寿险责任准备金及长期健康险责任准备金评估以中国保监会规定为依据，使用的主要假设包括评估利率和评估死亡率等。

本集团每年对上述责任准备金进行负债充足性测试，该测试反映管理层对未来现金流的现时最佳估计。负债充足性测试使用的主要假设包括死亡率、发病率、投资回报率、费用率以及保单退保率等。 本集团的死亡率及发病率表以反映以往经验的行业标准及全国死亡率及发病率表为基础，经适当调整以反映本集团的特有风险、产品特征、目标市场及自身过往的理赔严重程度与频率。本集团的投资回报率假设是基于公司当前和预期未来的投资组合、当前市场回报和预期未来经济及金融发展状况。未来费用假设乃根据现时费用水平作出，并根据预期通胀作出相应调整。保单退保率依赖于产品特征以及所处保单年度等因素，本集团根据以往的保单退保经验制定该假设。

对于本集团既承担保险风险又承担其他风险的投资连结保险业务，投资连结保险投资账户准备金乃参考支持该负债的资产的公允价值确定。

三、 主要会计政策和会计估计*(续)*

41. 主要会计估计及判断*(续)*

估计及假设*(续)*

(1) 对保险合同准备金的估值(续)

未决赔款准备金

对财产保险及短期人寿保险合同而言，须对于资产负债表日已报告的赔案预期最终成本及于资产负债表日已发生但尚未报告的赔案最终成本作出估计。未决赔款的最终成本乃通过使用链梯法，案均赔款法，准备金进展法及Bornhuetter-Ferguson法中至少两种方法进行评估。

与这些方法相关的主要假设为本集团的历史索赔进展经验，该经验可用于预测未来索赔进展，从而得出最终赔款成本。因此，这些方法根据分析过往年度的索赔进展及预期损失率来推断已付或已报告的赔款金额的发展、每笔赔案的平均成本及赔案数目。历史索赔进展主要按事故年度作出分析，但亦可按地域或重大业务类别及赔款类型作出进一步分析。重大赔案通常单独进行考虑，按照理赔人员估计的金额计提或进行单独预测，以反映其未来发展。在多数情况下，不会就未来赔案进展比率或赔付比率作出明确的假设；相反，使用的假设隐含在历史赔款进展数据当中，并基于此预测未来赔款进展。为反映一些过往趋势不适用于未来的情形(例如一次性事件，公众对赔款的态度、经济条件、通胀水平、司法判定及立法或政策制定等外部因素的变动，以及产品组合、赔款处理流程等内部因素的变动)，会使用额外定性判断，在考虑了所有涉及的不确定因素后，挑选出最有可能的结果来估计最终赔款成本。本集团每年对未决赔款准备金进行负债充足性测试。

(2) 运用估值技术确定金融工具的公允价值

对于不存在活跃市场的金融工具，采用估值技术确定其公允价值。估值技术包括参考熟悉情况并自愿交易的各方最近进行的市场交易中使用的价格、参照实质上相同的其他金融工具的当前公允价值、现金流量折现法和期权定价模型等。

本集团采用估值技术确定金融工具的公允价值时，尽可能使用市场参与者在金融工具定价时考虑的所有市场参数，包括无风险利率、信用风险、外汇汇率、商品价格、股价或股价指数、金融工具价格未来波动率、提前偿还风险等。

使用不同的估值技术或参数假设可能导致公允价值估计存在较重大差异。

(3) 贷款减值

本集团于资产负债表日审阅其贷款以评估是否存在减值，并将减值准备计入当期损益。在确定减值准备额时，管理层尤其需就未来现金流量的现值作出估计。该等估计乃以若干因素的假设为基准，与实际结果可能有所不同。

(4) 递延所得税资产及负债

递延所得税资产及负债，根据税法规定，按照预期收回该资产或清偿该负债期间的适用税率计量。在很有可能有足够的应纳税所得额来抵扣亏损的限度内，本集团就所有未利用的可抵扣亏损确认递延所得税资产。这需要管理层运用大量的判断来估计未来应纳税所得额发生的时间和金额以及适用的税率，结合税务筹划策略，以决定应确认的递延所得税资产和负债的金额。

42. 主要会计估计变更

会计估计变更，采用未来适用法。

本集团在符合保监发[1999]90号文件关于所提取责任准备金不得低于法定责任准备金，以及评估利息率不得高于定价利率或7.5%的精算规定的基础上，对定价利息率高于或等于7.5%的高利率险种采用更稳健的评估利息率。于2007年度，本集团将高利率险种的评估利息率从6.5%-7.5%降至6%-6.5%。本项会计估计变更对本集团2007年度税前利润的影响为减少税前利润约人民币96.98亿元。

2007年12月31日
人民币百万元

四、 税项

本集团根据对现时税法的理解，主要缴纳下列税项：

营业税金及附加

营业税乃就当年应税保费收入、其他营业收入及投资业务收入等，按5%的税率征收。营业税金附加包括城市维护建设税及教育费附加等，乃按营业税的一定比例征收。

根据财政部、国家税务总局《关于对若干项目免征营业税的通知》(财税[1994]2号)、《关于中国平安保险股份有限公司开办一年期以上返还性人身保险业务免征营业税的通知》(财税[1998]95号)、《关于中国平安保险公司新开办的一年期以上返还性人身保险险种免征营业税的通知》(国税函[1999]181号)、《关于中国平安保险股份有限公司乌鲁木齐分公司具体险种免征营业税的批复》(国税函[1998]746号)、《关于保险公司开办的一年期以上返还性人身保险险种免征营业税的通知》(财税[2000]59号)、《关于人寿保险业务免征营业税若干问题的通知》(财税[2001]118号)、《关于保险公司开办的一年期以上返还性人身保险险种免征营业税的通知》(财税[2002]94号)、《关于保险公司开办的一年期以上返还性人身保险险种免征营业税的通知》(财税[2002]156号)、《关于保险公司开办一年期以上返还性人身保险业务免征营业税的通知》(财税[2004]71号)、《关于保险公司开办一年期以上返还性人身保险业务免征营业税的通知》(财税[2005]21号)、《关于保险公司开办一年期以上返还性人身保险业务免征营业税的通知》(财税[2005]76号)、《关于下发免征营业税的一年期以上返还性人身保险产品名单(第十六批)的通知》(财税[2006]115号)、《财政部、国家税务总局关于下发免征营业税的一年期以上返还性人身保险 产品名单(第十七批)的通知》(财税[2007]43号)、《财政部、国家税务总局关于下发免征营业税的一年期以上返还性人身保险 产品名单(第十八批)的通知》(财税[2007]117号)、《财政部、国家税务总局关于下发免征营业税的一年期以上返还性人身保险 产品名单(第十九批)的通知》(财税[2007]158号)等，平安寿险一年期以上(含一年期)返还本利的普通人寿保险、养老年金保险，以及一年期以上(含一年期)健康保险产品，平安养老险一年期以上(含一年期)的养老年金保险，平安健康险一年期以上(含一年期)的健康保险产品和平安产险一年期以上(含一年期)健康保险产品于上述文件发布之日起免征营业税。

所得税

根据《中华人民共和国企业所得税暂行条例》，本集团按收入总额减去准予扣除及免税项目为应纳税所得额。本年内，本集团各子公司和分支机构适用的所得税税率如下：

税种	公司／分支机构	税率
中国企业所得税	经济特区内的公司及分支机构	15%
	经济特区外的公司及分支机构	33%
香港利得税	在香港特别行政区设立的公司	17.5%

根据财政部、国家税务总局《关于核定中国平安财产保险股份有限公司和中国平安人寿保险股份有限公司计税工资税前扣除标准有关问题的通知》(财税[2006]58号)，平安产险2004年度的计税工资按人民币7亿元的限额，平安寿险2004年度的计税工资按人民币11.54亿元的限额，在企业所得税前据实扣除，超过限额部分不在税前扣除。从2005年起，平安产险和平安寿险以上一年度计税工资税前扣除限额为基数，按照工资总额增长低于经济效益增长(包括利润增长和企业所得税增长)、工资总额增长低于劳动生产率增长的原则确定当年工资税前扣除限额。

五、 控股子公司情况

于本年度，本公司的控股子公司发生以下主要变化：

(1) 于2007年1月1日，平安信托收购了深圳市中信城市广场投资有限公司(以下简称"深圳中信广场")99%的股份。深圳中信广场的实收资本为人民币2,000万元。

本集团在该收购中取得的可辨认资产及负债于购买日的公允价值和账面价值如下：

	收购所确认的公允价值	账面价值
货币资金	29	29
投资性房地产	1,955	1,543
其他资产	4	4
小计	1,988	1,576
长期贷款	1,319	1,319
递延所得税负债	62	–
其他负债	234	234
小计	1,615	1,553
净资产的公允价值	373	23
本集团应占所收购净资产的公允价值	373	
收购所产生的商誉	66	
收购成本	439	
减：应付账款余额	(28)	
支付现金	411	

收购子公司的现金流出额：

获取的子公司的现金	29
支付现金	(411)
现金流出净额	(382)

上述可辨认资产及负债于购买日的公允价值乃参考其账面值、独立评估师报告等确定。

根据平安信托与深圳中信广场原股东签订的收购协议，自深圳中信广场原股东向平安信托交割其在深圳中信广场的股权之日起3年内，深圳中信广场原股东将补偿深圳中信广场因向第三方承担购买日已存在的或有负债而遭受的损失。

2007年12月31日
人民币百万元

五、 控股子公司情况*(续)*

(1) *(续)*

深圳中信广场自购买日起至本年末的经营成果和现金流量列示如下：

	2007年度
营业收入	**196**
净亏损	**(64)**
净现金流出额	**(16)**

自深圳中信广场购买日起至本年末，本集团并未处置或准备处置深圳中信广场的资产或负债。

(2) 于2007年6月26日，深圳市商业银行股份有限公司完成了从平安信托和平安银行其他少数股东手中收购平安银行100%股权的交易。该收购完成后，深圳市商业银行股份有限公司于2007年6月27日更名为深圳平安银行股份有限公司(以下简称"深圳平安银行")，平安银行于2007年8月6日完成了工商注销登记。

(3) 于2007年11月30日，中国平安保险海外(控股)有限公司(以下简称"平安海外控股")的子公司领信国际投资有限公司(以下简称"领信国际")收购了全资拥有宁波北仑港高速公路有限公司(以下简称"北仑高速")的叙龙有限公司(以下简称"叙龙")30%的股权。于2007年12月10日，领信国际再次收购了叙龙30%的股权。因而，自2007年12月10日，叙龙及北仑高速成为本集团的子公司。

五、 控股子公司情况(续)

(3) (续)

本集团在该收购中取得的叙龙可辨认资产及负债于购买日(即2007年12月10日)的公允价值和账面价值如下:

	收购所确认的公允价值	账面价值
货币资金	45	45
无形资产	2,653	1,847
其他资产	167	153
小计	2,865	2,045
应付账款	123	123
长期借款	1,659	1,659
递延所得税负债	200	–
小计	1,982	1,782
净资产	883	263
本集团应占所收购净资产的公允价值	530	
收购所产生的商誉	94	
收购成本	624	
减:应付账款余额	(220)	
支付现金	404	

收购子公司的现金流出额:

获取的子公司的现金	45
支付现金	(404)
现金流出净额	(359)

2007年12月31日
人民币百万元

五、 控股子公司情况 *(续)*

(3) *(续)*

上述可辨认资产及负债于购买日的公允价值乃参考其账面值，独立评估师报告等确定。

叙龙及其子公司北仑高速自购买日起至本年末的合并经营成果和合并现金流量列示如下：

	自2007年12月10日至2007年12月31日止期间
营业收入	12
净利润	3
现金流量净额	(15)

自叙龙购买日起至本年末，本集团并未处置或准备处置叙龙及北仑高速的资产或负债。

(4) 于2007年12月31日，本公司拥有下列主要已合并子公司：

名称	注册地	组织机构代码	持股比例 直接	持股比例 间接	表决权比例	注册/股权资本(除特别说明外，均以人民币元表示)	实收资本(除特别说明外，均以人民币元表示)	业务性质
中国平安人寿保险股份有限公司	深圳	71093073-9	99.00%	-	99.00%	3,800,000,000	3,800,000,000	人身保险
中国平安财产保险股份有限公司	深圳	71093072-0	99.06%	-	99.06%	3,000,000,000	3,000,000,000	财产保险
深圳平安银行股份有限公司(注1)(注3)	深圳	19236558-0	90.04%	-	90.04%	5,502,000,000	5,460,940,138	银行
平安信托投资有限责任公司(注1)	深圳	10002000-9	99.88%	-	99.88%	4,200,000,000	4,200,000,000	信托投资
平安证券有限责任公司(注1)	深圳	100323453	-	86.11%	86.11%	1,800,000,000	1,800,000,000	证券投资与经纪
平安养老保险股份有限公司	上海	77021249-9	97.00%	2.98%	99.98%	500,000,000	500,000,000	养老保险
平安资产管理有限责任公司	上海	71093344-6	96.00%	3.96%	99.96%	500,000,000	500,000,000	投资、资产管理
平安健康保险股份有限公司	上海	71093349-7	95.00%	4.96%	99.96%	500,000,000	500,000,000	健康保险

五、 控股子公司情况(续)

(4) (续)

名称	注册地	组织机构代码	持股比例 直接	持股比例 间接	表决权比例	注册/股权资本(除特别说明外，均以人民币元表示)	实收资本(除特别说明外，均以人民币元表示)	业务性质
中国平安保险海外(控股)有限公司	香港	不适用	100.00%	-	100.00%	港元4,000,000,000	港元555,000,000	投资控股
中国平安保险(香港)有限公司	香港	不适用	-	75.00%	75.00%	港元110,000,000	港元110,000,000	财产保险
深圳市平安期货经纪有限公司	深圳	10002318-8	-	89.03%	89.03%	120,000,000	120,000,000	期货经纪
深圳市平安实业投资有限公司	深圳	19221023-9	-	99.88%	99.88%	20,000,000	20,000,000	投资兴办各类实业
深圳市平安物业设施管理有限公司	深圳	19230555-3	-	99.88%	99.88%	20,000,000	20,000,000	物业管理
福州平安房地产有限公司	福州	61132267-4	-	74.25%	74.25%	美元5,000,000	美元5,000,000	房地产投资
深圳市平安置业投资有限公司	深圳	77270613-4	-	99.88%	99.88%	300,000,000	300,000,000	房地产投资
深圳市信安投资咨询有限公司	深圳	77985608-X	-	99.88%	99.88%	3,000,000	3,000,000	投资咨询
中国平安资产管理(香港)有限公司	香港	不适用	-	100.00%	100.00%	港元65,000,000	港元65,000,000	资产管理
玉溪平安置业有限公司	玉溪	79028553-X	-	79.90%	79.90%	38,500,000	38,500,000	物业出租
玉溪美佳华商业管理有限公司(注1)	玉溪	78735955-0	-	79.90%	79.90%	500,000	500,000	物业管理
平安美佳华(荆州)商业管理有限公司	荆州	77076569-1	-	50.94%	50.94%	美元9,700,000	美元9,700,000	房地产投资
南宁平安美佳华置业有限公司	玉溪	79974132-7	-	50.94%	50.94%	100,000,000	55,000,000	物业出租
深圳市中信城市广场投资有限公司(注1/注2)	深圳	73207232-5	-	98.88%	98.88%	20,000,000	20,000,000	房地产投资

2007年12月31日
人民币百万元

五、 控股子公司情况(续)

(4) (续)

名称	注册地	组织机构代码	持股比例 直接	持股比例 间接	表决权比例	注册/股权资本(除特别说明外,均以人民币元表示)	实收资本(除特别说明外,均以人民币元表示)	业务性质
安胜投资有限公司	英属维尔京群岛	不适用	-	100.00%	100.00%	美元50,000	美元2	项目投资
富全投资有限公司	英属维尔京群岛	不适用	-	100.00%	100.00%	美元36,000,001	美元36,000,001	项目投资
领信国际投资有限公司	英属维尔京群岛	不适用	-	100.00%	100.00%	美元50,000	美元1	项目投资
智龙有限公司(注1/注2)	香港	不适用	-	60.00%	60.00%	港元10,000	港元10	项目投资
宁波北仑港高速公路有限公司(注1/注2)	宁波	739490888	-	60.00%	60.00%	美元77,800,000	美元77,800,000	经营高速公路

注1: 上述子公司通过非同一控制下的企业合并取得。

注2: 上述为本年购入的主要子公司,参见附注五、(1)(3)。

注3: 截至2007年12月31日,深圳平安银行的减资已获得中国银行业监督管理委员会的批准,但工商变更登记手续尚在进行之中。

除附注五、(1)(3)所述新增子公司外,本集团 2007年度合并主要子公司的范围与上年度一致。

六、 合并财务报表项目附注

1. 货币资金

	2007年 12月31日	2006年 12月31日
现金	**382**	347
银行存款	**51,701**	31,623
存放中央银行款项	**19,234**	7,714
其中：存放中央银行法定准备金	**14,265**	5,787
存放中央银行超额存款准备金	**4,969**	1,927
存放同业款项	**884**	2,840
其他货币资金	**539**	61
合计	**72,740**	42,585

于2007年12月31日，本集团的银行存款包括代理买卖证券的客户存款人民币128.45亿元(2006年12月31日：人民币29.58亿元)。

本集团从事银行业务的子公司按规定向中国人民银行缴存人民币存款准备金、外币存款准备金。于2007年12月31日及2006年12月31日，人民币存款准备金的缴存比例分别为14.5%及9.5%，外币存款准备金的缴存比例分别为5%及4%。

银行活期存款按照银行活期存款利率取得利息收入。短期定期存款的存款期分为7天至3个月不等，依本集团的现金需求而定，并按照相应的银行定期存款利率取得利息收入。

2. 结算备付金

	2007年 12月31日	2006年 12月31日
公司自有	**668**	93
经纪业务客户	**1,359**	782
合计	**2,027**	875

于2007年12月31日，本集团的结算备付金主要为平安证券在中国证券登记结算有限责任公司存放的款项。

3. 拆出资金

	2007年 12月31日	2006年 12月31日
拆放银行	**591**	1,727
拆放非银行金融机构	**646**	376
合计	**1,237**	2,103
减：坏账准备	**(45)**	(376)
拆出资金净额	**1,192**	1,727

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

4. 交易性金融资产

	2007年12月31日	2006年12月31日
债券		
国债	**1,330**	1,820
央行票据	**15,295**	2,730
金融债	**3,151**	2,568
企业债	**9,772**	10,643
权益工具		
基金	**39,825**	17,219
其中：指定为以公允价值计量且其变动计入当期损益	**–**	628
股票	**15,565**	9,023
合计	**84,938**	44,003

本集团分类为交易性金融资产的债券到期期限分析如下：

	2007年12月31日	2006年12月31日
固定利率		
3个月以内(含3个月)	**14,751**	4,555
3个月至1年(含1年)	**6,586**	5,878
1年至2年(含2年)	**920**	1,000
2年至3年(含3年)	**1,448**	629
3年至4年(含4年)	**640**	68
4年至5年(含5年)	**508**	677
5年以上	**2,551**	2,765
浮动利率	**2,144**	2,189
合计	**29,548**	17,761

浮动利率的债券，其利率将在不超过1年的时间间隔内重新定价。固定利率的债券，其利率在到期日前的期间内已固定。

于2007年12月31日，本集团没有作为创设认购权证担保物的交易性金融资产(2006年12月31日：人民币0.94亿元)。除此以外，管理层认为交易性金融资产的变现不存在重大限制。

于2007年12月31日，本集团抵押于卖出回购协议的债券详见附注六、28卖出回购金融资产款。

六、 合并财务报表项目附注(续)

5. 衍生工具

	2007年12月31日			2006年12月31日		
		公允价值			公允价值	
	名义金额	资产	负债	名义金额	资产	负债
利率衍生工具	**4,261**	**14**	**27**	2,506	11	61
货币衍生工具	**661**	**–**	**1**	5	–	–
权益衍生工具	**670**	**159**	**99**	324	10	88
信用衍生工具	**950**	**4**	**62**	–	–	–
其他衍生工具	**–**	**–**	**–**	–	–	29
合计	**6,542**	**177**	**189**	2,835	21	178

6. 买入返售金融资产

	2007年12月31日	2006年12月31日
证券	**27,173**	6,162
票据	**7,959**	889
贷款	**1,325**	200
合计	**36,457**	7,251
减：减值准备	**–**	–
净额	**36,457**	7,251

买入返售金融资产担保物的公允价值与其账面净额大致相等。

7. 应收利息

	2007年12月31日	2006年12月31日
应收银行存款利息	**757**	482
应收贷款利息	**232**	88
应收债券利息	**3,223**	2,640
其他	**24**	39
合计	**4,236**	3,249
减：坏账准备	**(49)**	–
净额	**4,187**	3,249

2007年12月31日
人民币百万元

六、 合并财务报表项目附注*(续)*

7. 应收利息*(续)*

本集团应收利息按账龄列示如下：

	2007年12月31日	2006年12月31日
1年以内	**4,187**	3,249

8. 应收保费

账龄	2007年12月31日	2006年12月31日
3个月以内(含3个月)	**4,397**	2,972
3个月至1年(含1年)	**168**	101
1年以上	**3**	–
合计	**4,568**	3,073

本账户余额中并无持本公司5%或以上表决权股份的股东的款项。

本集团应收保费坏账准备明细如下：

	2007年12月31日			
	金额	比例	坏账准备	计提比例
单项金额重大	–	–	–	–
单项金额不重大但按信用风险特征组合后风险较大	**4,736**	**100.0%**	**(179)**	**3.8%**
其他不重大	**11**	–	–	–
合计	**4,747**	**100.0%**	**(179)**	**3.8%**

	2006年12月31日			
	金额	比例	坏账准备	计提比例
单项金额重大	–	–	–	–
单项金额不重大但按信用风险特征组合后风险较大	3,228	100.0%	(155)	4.8%
其他不重大	–	–	–	–
合计	3,228	100.0%	(155)	4.8%

	2007年12月31日	2006年12月31日
应收保费前五名金额合计	**39**	35
占应收保费总额比例	**0.9%**	1.1%
欠款年限	**0.67 – 2.33年**	1.01 – 2.25年

六、 合并财务报表项目附注(续)

9. 应收分保账款

账龄	2007年12月31日	2006年12月31日
9个月以内(含9个月)	**2,119**	792
9个月以上	**93**	3
合计	**2,212**	795

本账户余额中并无持本公司5%或以上表决权股份的股东的款项。

本集团应收分保账款坏账准备明细如下：

	2007年12月31日			
	金额	比例	坏账准备	计提比例
单项金额重大	**963**	**42.6%**	**(34)**	**3.5%**
单项金额不重大但按信用风险特征组合后风险较大	**1,298**	**57.4%**	**(15)**	**1.2%**
其他不重大	**–**	**–**	**–**	**–**
合计	**2,261**	**100.0%**	**(49)**	**2.2%**

	2006年12月31日			
	金额	比例	坏账准备	计提比例
单项金额重大	689	81.1%	(20)	2.9%
单项金额不重大但按信用风险特征组合后风险较大	161	18.9%	(35)	21.7%
其他不重大	–	–	–	–
合计	850	100.0%	(55)	6.5%

	2007年12月31日	2006年12月31日
应收分保账款前五名金额合计	**984**	557
占应收分保账款总额比例	**44.5%**	70.1%
欠款年限	**0 – 6.17年**	0 – 6.08年

10. 保户质押贷款

本集团的保户质押贷款的利率为5.22%至6.50%(2006年12月31日：5.22%至6.50%)。

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

11. 发放贷款及垫款

(1) 发放贷款及垫款按个人及企业分布情况

	2007年12月31日	2006年12月31日
个人贷款及垫款		
信用卡	**389**	–
住房抵押	**16,259**	12,666
其他	**3,340**	1,634
企业贷款及垫款		
贷款	**37,696**	24,331
贴现	**5,977**	12,634
其他	**–**	318
贷款及垫款总额	**63,661**	51,583
发放贷款损失准备		
其中:单项计提数	**(302)**	(2,263)
组合计提数	**(234)**	(168)
发放贷款及垫款净额	**63,125**	49,152

于2007年12月31日,本集团抵押于卖出回购协议的发放贷款及垫款详见附注六,28卖出回购金融资产款。

(2) 发放贷款及垫款按行业分布情况

行业分布	2007年12月31日	比例	2006年12月31日	比例
农牧业,渔业	**96**	**0.15%**	187	0.36%
采掘业	**175**	**0.27%**	683	1.33%
制造业	**13,055**	**20.51%**	9,199	17.83%
能源业	**2,137**	**3.36%**	1,395	2.70%
交通运输,邮电	**4,009**	**6.30%**	1,386	2.69%
商业	**6,440**	**10.12%**	7,375	14.30%
房地产业	**6,173**	**9.70%**	7,812	15.15%
建筑业	**3,332**	**5.23%**	3,768	7.30%
个人贷款	**19,988**	**31.40%**	14,300	27.72%
其他	**8,256**	**12.96%**	5,478	10.62%
发放贷款及垫款总额	**63,661**	**100%**	51,583	100%

六、 合并财务报表项目附注(续)

11. 发放贷款及垫款(续)

(3) 发放贷款及垫款按地区分布情况

地区分布	2007年12月31日	比例	2006年12月31日	比例
华南地区	**50,427**	**79.21%**	49,646	96.24%
华东地区	**12,026**	**18.89%**	1,469	2.85%
其他地区	**1,208**	**1.90%**	468	0.91%
发放贷款及垫款总额	**63,661**	**100%**	51,583	100%

(4) 发放贷款及垫款按担保方式分布情况

	2007年12月31日	2006年12月31日
信用贷款	**14,284**	6,524
保证贷款	**12,972**	8,667
附担保物贷款	**36,405**	36,392
其中：抵押贷款	**25,273**	20,538
质押贷款	**11,132**	15,854
发放贷款及垫款总额	**63,661**	51,583

(5) 逾期贷款按逾期天数列示如下：

2007年12月31日	3个月以内	3个月至1年	1至3年	3年以上	合计
信用贷款	**88**	**8**	**9**	**99**	**204**
保证贷款	**46**	**3**	**130**	**11**	**190**
附担保物贷款	**967**	**302**	**113**	**26**	**1,408**
其中：抵押贷款	**895**	**102**	**57**	**26**	**1,080**
质押贷款	**72**	**200**	**56**	**–**	**328**
合计	**1,101**	**313**	**252**	**136**	**1,802**

2006年12月31日	3个月以内	3个月至1年	1至3年	3年以上	合计
信用贷款	14	27	2	104	147
保证贷款	104	175	425	539	1,243
附担保物贷款	777	679	356	479	2,291
其中：抵押贷款	728	314	135	474	1,651
质押贷款	49	365	221	5	640
合计	895	881	783	1,122	3,681

2007年12月31日
人民币百万元

六、 合并财务报表项目附注*(续)*

11. 发放贷款及垫款*(续)*

(6) 贷款损失准备

	2007年度		2006年度	
	单项	组合	单项	组合
年初余额	**2,263**	**168**	94	–
新增子公司转入	**–**	**–**	2,362	168
本年提取	**28**	**108**	1	–
本年转出	**(1,735)**	**(42)**	–	–
本年核销	**–**	**–**	(192)	–
本年转回				
减值贷款利息收入	**(24)**	**–**	(2)	–
其他因素导致的转回	**(230)**	**–**	–	–
年末余额	**302**	**234**	2,263	168

12. 定期存款

	2007年12月31日	2006年12月31日
固定利率		
3个月以内(含3个月)	**100**	2,299
3个月至1年(含1年)	**381**	8,876
1年至2年(含2年)	**400**	–
2年至3年(含3年)	**1,880**	400
3年至4年(含4年)	**5,100**	500
4年至5年(含5年)	**3,950**	6,100
5年以上	**2,082**	11,877
浮动利率	**27,838**	35,364
合计	**41,731**	65,416

浮动利率的定期存款，其利率将在不超过1年的时间间隔内重新定价。固定利率的定期存款，其利率在到期日前的期间内已固定。

六、 合并财务报表项目附注(续)

13. 可供出售金融资产

	2007年 12月31日	2006年 12月31日
债券		
国债	**10,427**	14,374
央行票据	**9,257**	523
金融债	**30,541**	26,572
企业债	**33,186**	22,299
权益工具		
基金	**9,481**	8,286
股票	**85,647**	23,146
合计	**178,539**	95,200

本集团分类为可供出售金融资产的债券到期期限分析如下：

	2007年 12月31日	2006年 12月31日
固定利率		
3个月以内(含3个月)	**7,518**	149
3个月至1年(含1年)	**6,425**	339
1年至2年(含2年)	**5,140**	2,650
2年至3年(含3年)	**3,833**	3,128
3年至4年(含4年)	**3,286**	2,656
4年至5年(含5年)	**3,252**	3,055
5年以上	**47,068**	47,487
浮动利率	**6,889**	4,304
合计	**83,411**	63,768

浮动利率的债券，其利率将在不超过1年的时间间隔内重新定价。固定利率的债券，其利率在到期日前的期间内已固定。

于2007年12月31日，本集团抵押于卖出回购协议的债券详见附注六、28卖出回购金融资产款。

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

14. 持有至到期投资

	账面余额		公允价值	
	2007年 12月31日	2006年 12月31日	**2007年 12月31日**	2006年 12月31日
债券				
国债	**77,707**	78,913	**75,544**	83,548
央行票据	**440**	–	**430**	–
金融债	**36,367**	37,142	**34,062**	39,364
企业债	**13,222**	13,195	**12,342**	13,585
合计	**127,736**	129,250	**122,378**	136,497

本集团分类为持有至到期投资的债券到期期限分析如下：

	2007年 12月31日	2006年 12月31日
固定利率		
3个月以内(含3个月)	**49**	68
3个月至1年(含1年)	**4,862**	1,730
1年至2年(含2年)	**7,804**	4,895
2年至3年(含3年)	**1,639**	7,759
3年至4年(含4年)	**19,621**	1,172
4年至5年(含5年)	**3,898**	19,595
5年以上	**82,336**	86,723
浮动利率	**7,527**	7,308
合计	**127,736**	129,250

浮动利率的债券，其利率将在不超过1年的时间间隔内重新定价。固定利率的债券，其利率在到期日前的期间内已固定。

本集团对持有意图和能力进行评价，未发生变化。

于2007年12月31日，本集团抵押于卖出回购协议的债券详见附注六、28卖出回购金融资产款。

六、 合并财务报表项目附注(续)

15. 长期股权投资

	2007年度					
	初始金额	年初余额	本年增加	本年减少	汇率变动	年末余额
成本法:						
兴业银行股份有限公司(注1)	–	113	–	(113)	–	–
交通银行股份有限公司(注1)	–	92	–	(92)	–	–
山西长晋高速公路有限责任公司	220	–	220	–	–	220
山西太长高速公路有限责任公司	308	–	308	–	–	308
山西晋焦高速公路有限公司	157	–	157	–	–	157
其他	50	34	20	(4)	–	50
权益法:						
威立雅水务(昆明)投资有限公司(以下简称"威立雅昆明")	176	176	5	–	(12)	169
威立雅水务(黄河)投资有限公司(以下简称"威立雅黄河")	557	–	557	–	(16)	541
威立雅水务(柳州)投资有限公司(以下简称"威立雅柳州")	113	–	113	(1)	(7)	105
平安罗斯福(控股)有限公司(以下简称"平安罗斯福")	–	–	–	–	–	–
北京景安世华上地酒店管理有限公司	39	–	39	–	–	39
湖北深业华银交通开发有限公司(以下简称"湖北深业华银")	618	–	618	–	–	618
	2,238	415	2,037	(210)	(35)	2,207

注1: 本集团持有的兴业银行股份有限公司和交通银行股份有限公司股权在本年度从长期股权投资转入可供出售金融资产。

	2006年度					
	初始金额	年初余额	本年增加	本年减少	汇率变动	年末余额
成本法:						
兴业银行股份有限公司	113	113	–	–	–	113
交通银行股份有限公司	92	–	92	–	–	92
其他	34	107	30	(103)	–	34
权益法:						
威立雅昆明	176	–	176	–	–	176
其他	–	3	–	(3)	–	–
	415	223	298	(106)	–	415

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

15. 长期股权投资(续)

本集团于2007年12月31日对联营公司的投资如下：

名称	注册资本／实收资本	本集团持股及表决权比例	注册地	主营业务
威立雅昆明	美元95,000,000／美元91,875,208	24%	香港	投资水务公司
威立雅黄河	美元250,000,000／美元151,195,839	49%	香港	投资水务公司
威立雅柳州	美元32,124,448／美元32,124,448	45%	香港	投资水务公司
平安罗斯福	美元10,000／美元10,000	30%	香港	投资百货业务
湖北深业华银	人民币110,000,000／人民币110,000,000	49%	湖北	投资高速公路
北京景安世华上地酒店管理有限公司	人民币130,000,000／人民币130,000,000	21%	北京	酒店管理

16. 商誉

	年初余额	本年增加	本年减少	年末余额
平安证券	313	–	–	313
平安银行	13	–	(13)	–
深圳平安银行	83	54	–	137
深圳中信广场	–	66	–	66
叙龙有限公司	–	94	–	94
合计	409	214	(13)	610
减：减值准备	–	–	–	–
净额	409	214	(13)	610

本集团于2007年完成对深圳中信广场及叙龙有限公司的收购，分别形成商誉人民币0.66亿元及0.94亿元，其计算过程参见附注五。

六、 合并财务报表项目附注(续)

17. 存出资本保证金

	2007年12月31日	2006年12月31日
平安寿险	**760**	760
平安产险	**600**	600
平安养老险	**100**	60
平安健康险	**100**	100
合计	**1,560**	1,520

根据《保险法》及《保险公司资本保证金管理暂行办法》(保监发[2007]66号)的有关规定,本公司从事保险业务的子公司按其注册资本的20%提取资本保证金,存放于符合中国保监会规定条件的全国性中资商业银行。上述资本保证金仅当保险公司清算时用于清偿债务。

18. 投资性房地产

	2007年度		
	房屋建筑物	土地使用权	合计
原值			
年初余额	1,918	154	2,072
新增子公司转入数	2,046	–	2,046
本年外购数	454	–	454
固定资产转入	126	51	177
本年减少数	(38)	–	(38)
年末余额	4,506	205	4,711
累计折旧及摊销			
年初余额	339	22	361
本年计提数	119	8	127
新增子公司转入数	91	–	91
固定资产转入	55	6	61
本年减少数	(11)	–	(11)
年末余额	593	36	629
减值准备			
年初余额	51	–	51
本年计提数	21	–	21
本年减少数	(41)	–	(41)
年末余额	31	–	31
净额			
年末余额	3,882	169	4,051
年初余额	1,528	132	1,660

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

18. 投资性房地产(续)

	2006年度		
	房屋建筑物	土地使用权	合计
原值			
年初余额	1,762	154	1,916
新增子公司转入数	124	–	124
本年外购数	176	–	176
固定资产转入数	41	–	41
本年减少数	(185)	–	(185)
年末余额	1,918	154	2,072
累计折旧及摊销			
年初余额	316	19	335
本年计提数	64	3	67
新增子公司转入数	17	–	17
本年减少数	(58)	–	(58)
年末余额	339	22	361
减值准备			
年初余额	203	–	203
本年减少数	(152)	–	(152)
年末余额	51	–	51
净额			
年末余额	1,528	132	1,660
年初余额	1,243	135	1,378

于2007年12月31日,本集团账面值为人民币17.01亿元的投资性房地产用于账面值为人民币16.12亿元的长期借款的抵押物。

于2007年12月31日,净额约为人民币1.92亿元(2006年12月31日:人民币0.93亿元)的投资性房地产的产权证正在办理中。

六、 合并财务报表项目附注(续)

19. 固定资产

	2007年度				
	房屋建筑物	办公及通讯设备	运输设备	在建工程	合计
原值					
年初余额	3,720	2,131	421	644	6,916
新增子公司转入数	–	17	2	–	19
本年外购数	–	515	101	3,381	3,997
在建工程转入数	503	–	–	(553)	(50)
转出至投资性房地产	(126)	–	–	–	(126)
本年减少数	(42)	(251)	(33)	–	(326)
年末余额	4,055	2,412	491	3,472	10,430
累计折旧					
年初余额	695	1,263	254	–	2,212
本年计提数	171	260	45	–	476
新增子公司转入数	–	4	1	–	5
转出至投资性房地产	(55)	–	–	–	(55)
本年减少数	(13)	(222)	(26)	–	(261)
年末余额	798	1,305	274	–	2,377
减值准备					
年初余额	141	–	–	11	152
本年计提数	20	–	–	–	20
本年减少数	(13)	–	–	–	(13)
年末余额	148	–	–	11	159
净额					
年末余额	3,109	1,107	217	3,461	7,894
年初余额	2,884	868	167	633	4,552

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

19. 固定资产(续)

	2006年度				
	房屋建筑物	办公及通讯设备	运输设备	在建工程	合计
原值					
年初余额	2,643	1,573	400	646	5,262
新增子公司转入数	435	308	8	10	761
本年外购数	12	357	87	764	1,220
在建工程转入数	709	5	–	(776)	(62)
转出至投资性房地产	(41)	–	–	–	(41)
本年减少数	(38)	(112)	(74)	–	(224)
年末余额	3,720	2,131	421	644	6,916
累计折旧					
年初余额	527	929	250	–	1,706
本年计提数	91	199	51	–	341
新增子公司转入数	77	213	7	–	297
本年减少数	–	(78)	(54)	–	(132)
年末余额	695	1,263	254	–	2,212
减值准备					
年初余额	120	–	–	26	146
本年计提数	30	–	–	–	30
本年减少数	(9)	–	–	(15)	(24)
年末余额	141	–	–	11	152
净额					
年末余额	2,884	868	167	633	4,552
年初余额	1,996	644	150	620	3,410

于2007年12月31日，净额约为人民币2.12亿元(2006年12月31日：人民币1.56亿元)的房屋建筑物的产权证正在办理中。

六、 合并财务报表项目附注(续)

19. 固定资产(续)

于2007年12月31日，本集团没有重大的准备处置的固定资产。

本集团主要在建工程明细如下：

	预算	年初余额	本年增加	本年转入固定资产	本年其他减少	年末余额	工程投入占预算比例
北京美邦国际中心	2,685	–	2,115	–	–	2,115	78.77%
福田平安大厦	待定	–	831	–	–	831	不适用
张江银行卡产业园	1,064	333	139	472	–	–	87.24%
浦东平安大厦	3,200	196	102	–	–	298	9.34%
荆州沃尔玛购物广场	286	80	54	–	–	134	46.85%
合计	7,235	609	3,241	472	–	3,378	41.39%

本集团在建工程的资金均为自有资金。

20. 无形资产

	2007年度				
	高速公路收费经营权	土地使用权	计算机软件系统及其他	其他	合计
成本					
年初余额	**–**	**871**	**324**	**58**	**1,253**
新增子公司转入数	**2,754**	**–**	**–**	**–**	**2,754**
本年增加数	**–**	**–**	**188**	**–**	**188**
本年减少数	**–**	**(53)**	**(116)**	**(1)**	**(170)**
年末余额	**2,754**	**818**	**396**	**57**	**4,025**
累计摊销					
年初余额	**–**	**85**	**187**	**38**	**310**
新增子公司转入数	**101**	**–**	**–**	**–**	**101**
本年提取数	**3**	**25**	**75**	**6**	**109**
本年减少数	**–**	**(6)**	**(113)**	**–**	**(119)**
年末余额	**104**	**104**	**149**	**44**	**401**
减值准备					
年末余额	**–**	**3**	**–**	**–**	**3**
年初余额	**–**	**3**	**–**	**–**	**3**
净额					
年末余额	**2,650**	**711**	**247**	**13**	**3,621**
年初余额	**–**	**783**	**137**	**20**	**940**

2007年12月31日
人民币百万元

六、 合并财务报表项目附注*(续)*

20. 无形资产*(续)*

	2006年度			
	土地使用权	计算机软件系统及其他	其他	合计
成本				
年初余额	869	251	59	1,179
本年增加数	2	87	1	90
本年减少数	–	(14)	(2)	(16)
年末余额	871	324	58	1,253
累计摊销				
年初余额	67	147	34	248
本年提取数	18	54	6	78
本年减少数	–	(14)	(2)	(16)
年末余额	85	187	38	310
减值准备				
年末余额	3	–	–	3
年初余额	3	–	–	3
净额				
年末余额	783	137	20	940
年初余额	799	104	25	928

于2007年12月31日，本集团账面值为人民币18.35亿元的高速公路收费经营权被用于账面值为人民币16.06亿元的长期借款的质押物。

于2007年12月31日，净额约为人民币4.83亿元(2006年12月31日：人民币4.98亿元)的土地使用权的产权证正在办理中。

六、 合并财务报表项目附注(续)

21. 递延所得税资产/负债

本集团递延所得税资产/负债的明细如下:

	2007年12月31日	2006年12月31日
递延所得税资产	**87**	888
递延所得税负债	**(4,822)**	(1,441)
净额	**(4,735)**	(553)

	年初余额	本年计入损益	本年直接计入权益	其他	年末余额	年末暂时性差异
坏账准备	107	15	–	–	122	(322)
贷款损失准备	280	(266)	–	–	14	(78)
虚拟期权费用	105	413	–	–	518	(2,743)
金融资产公允价值的变动	(2,537)	(595)	(3,916)	–	(7,048)	35,859
保险责任准备金	1,381	98	456	–	1,935	(10,032)
抵债资产减值准备	52	(52)	–	–	–	–
未决诉讼预计负债	27	(5)	–	–	22	(125)
其他	32	(22)	–	(308)	(298)	374
合计	(553)	(414)	(3,460)	(308)	(4,735)	22,933

本集团认为未来很可能产生用于抵扣上述可抵扣暂时性差异的应纳税所得额,因此确认以上项目的递延所得税资产。

于2007年12月31日,本集团没有重大的未确认递延所得税资产的可抵扣暂时性差异和可抵扣亏损。

22. 其他资产

	2007年12月31日	2006年12月31日
其他应收款		
一投资项目预付款	**627**	1,689
一应收外单位往来款	**304**	406
一应收利率掉期交易保证金	**147**	238
一其他	**627**	517
应收股利	**73**	107
抵债资产	**906**	1,179
长期待摊费用	**412**	313
其他	**571**	400
合计	**3,667**	4,849
减:减值准备	**(451)**	(529)
净额	**3,216**	4,320

2007年12月31日
人民币百万元

六、 合并财务报表项目附注*(续)*

22. 其他资产

本账户余额中并无持本公司5%或以上表决权股份的股东的款项。

本集团其他应收款按账龄列示如下:

账龄	2007年12月31日	2006年12月31日
1年以内(含1年)	**1,299**	2,440
1年至2年(含2年)	**178**	80
2年至3年(含3年)	**78**	73
3年以上	**72**	81
合计	**1,627**	2,674

本集团其他应收款坏账准备明细如下:

	2007年12月31日			
	金额	**比例**	**坏账准备**	**计提比例**
单项金额重大	**800**	**46.9%**	**(7)**	**0.8%**
单项金额不重大但按信用风险特征组合后风险较大	**28**	**1.7%**	**(24)**	**85.7%**
其他不重大	**877**	**51.4%**	**(47)**	**5.4%**
合计	**1,705**	**100%**	**(78)**	**4.6%**

	2006年12月31日			
	金额	比例	坏账准备	计提比例
单项金额重大	1,728	60.6%	–	–
单项金额不重大但按信用风险特征组合后风险较大	398	14.0%	(118)	29.6%
其他不重大	724	25.4%	(58)	8.0%
合计	2,850	100.00%	(176)	6.2%

	2007年12月31日	2006年12月31日
其他应收款前五名金额合计	**687**	1,911
占其他应收款总额比例	**42.2%**	71.5%
欠款年限	**2年以内**	2年以内

六、 合并财务报表项目附注(续)

22. 其他资产(续)

本集团应收股利按账龄列示如下：

	2007年12月31日	2006年12月31日
1年以内	**73**	107

本集团抵债资产的明细如下：

	2007年12月31日	2006年12月31日
房屋及建筑物	**778**	1,085
其他	**128**	94
合计	**906**	1,179
减：减值准备	**(368)**	(353)
净额	**538**	826

于2007年度，本集团处置抵债资产的收益为人民币0.71亿元(2006年度：无)。

本集团2007年度及2006年度均未发生重大损余物资。

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

23. 资产减值准备

本集团资产减值准备的变动如下:

	2007年度					
			本年减少额			
项目	年初余额	本年增加	转回	转销	合计	年末余额
坏账准备	**586**	**93**	**–**	**(357)**	**(357)**	**322**
长期股权投资减值准备	**154**	**–**	**–**	**(35)**	**(35)**	**119**
贷款损失准备	**2,431**	**136**	**(254)**	**(1,777)**	**(2,031)**	**536**
投资性房地产减值准备	**51**	**21**	**–**	**(41)**	**(41)**	**31**
固定资产减值准备	**152**	**20**	**–**	**(13)**	**(13)**	**159**
无形资产减值准备	**3**	**–**	**–**	**–**	**–**	**3**
其他资产减值准备	**529**	**296**	**(23)**	**(351)**	**(374)**	**451**
总计	**3,906**	**566**	**(277)**	**(2,574)**	**(2,851)**	**1,621**

	2006年度					
			本年减少额			
项目	年初余额	本年增加	转回	转销	合计	年末余额
坏账准备	168	428	–	(10)	(10)	586
长期股权投资减值准备	80	86	–	(12)	(12)	154
贷款损失准备	94	2,531	–	(194)	(194)	2,431
投资性房地产减值准备	203	–	–	(152)	(152)	51
固定资产减值准备	146	30	–	(24)	(24)	152
无形资产减值准备	3	–	–	–	–	3
其他资产减值准备	88	487	(1)	(45)	(46)	529
总计	782	3,562	(1)	(437)	(438)	3,906

24. 短期借款

	2007年 12月31日	2006年 12月31日
信用借款	**3,719**	527

上述借款的年利率为5.22%-6.57%。

六、 合并财务报表项目附注(续)

25. 同业及其他金融机构存放款项

	2007年 12月31日	2006年 12月31日
银行存放款项	**2,470**	1,984
非银行金融机构存放款项	**5,062**	1,481
合计	**7,532**	3,465

本集团同业存放款项皆来自于中国境内。

26. 存入保证金

	2007年 12月31日	2006年 12月31日
承兑汇票开证保证金	**3,517**	3,712
担保保证金	**656**	891
开立保函保证金	**531**	474
信用证保证金	**254**	259
其他	**440**	149
合计	**5,398**	5,485

2007年12月31日
人民币百万元

六、 合并财务报表项目附注*(续)*

27. 拆入资金

	2007年 12月31日	2006年 12月31日
银行	**175**	992

28. 卖出回购金融资产款

	2007年 12月31日	2006年 12月31日
票据	**1,676**	–
证券	**12,304**	12,478
贷款	**–**	2,095
合计	**13,980**	14,573

于2007年12月31日，本集团约人民币16.76亿元的发放贷款及垫款(2006年12月31日：22.31亿元)及人民币124.68亿元(2006年12月31日:约人民币124.78亿元)的债券投资作为本集团卖出回购资产交易余额的抵押品。截至本财务报表批准日，本集团上述卖出回购资产均已赎回。

29. 吸收存款

	2007年 12月31日	2006年 12月31日
活期存款		
公司客户	**31,165**	37,601
个人客户	**5,879**	5,672
定期存款(含通知存款)		
公司客户	**30,253**	17,454
个人客户	**4,305**	5,749
汇出汇款及应解汇款	**531**	249
合计	**72,133**	66,725

六、 合并财务报表项目附注(续)

30. 代理买卖证券款

	2007年12月31日	2006年12月31日
个人客户	**9,259**	3,423
公司客户	**5,135**	327
合计	**14,394**	3,750

31. 预收保费

于资产负债表日，本账户余额中并无持本公司5%或以上表决权股份的股东的款项或账龄超过1年的大额款项。

32. 应付分保账款

账龄	2007年12月31日	2006年12月31日
9个月以内(含9个月)	**2,188**	625
9个月以上	**228**	121
合计	**2,416**	746

本账户余额中并无持本公司5%或以上表决权股份的股东的款项。

2007年12月31日
人民币百万元

六、 合并财务报表项目附注*(续)*

33. 应付职工薪酬

本集团应付职工薪酬的明细如下：

	2007年度			
	年初余额	本年增加	本年支付	年末余额
工资、奖金、津贴、补贴及职工福利费	904	5,719	(4,974)	1,649
社会保险费	3	849	(818)	34
工会经费及职工教育经费	117	279	(108)	288
应付内退员工薪酬	—	19	(1)	18
以现金结算的股份支付	1,109	2,127	(493)	2,743
合计	2,133	8,993	(6,394)	4,732

34. 应交税费

	2007年12月31日	2006年12月31日
企业所得税	925	691
营业税	581	319
城市维护建设税	17	14
其他	384	142
合计	1,907	1,166

根据国家税务总局《关于天安保险有限公司等保险公司缴纳企业所得税有关问题的通知》(国税函[2004]1040号) 和《关于湘财证券有限责任公司等证券公司缴纳企业所得税问题的通知》(国税函[2004]1069号)，从2004年起，平安产险、平安寿险和平安证券所属分支机构均在其公司总部所在地深圳汇总缴纳企业所得税，暂不实行就地预交企业所得税办法。在汇总缴纳企业所得税时，平安产险、平安寿险和平安证券将其深圳特区内的业务与特区外业务分别核算，分别按规定税率缴纳企业所得税。

六、 合并财务报表项目附注(续)

35. 应付赔付款

应付赔付款不计息，并通常在12个月内清偿。

于资产负债表日，本账户余额中并无持本公司5%或以上表决权股份的股东的款项或账龄超过1年的大额款项。

36. 应付保单红利

于资产负债表日，本账户余额中并无持本公司5%或以上表决权股份的股东的款项或账龄超过1年的大额款项。

37. 保户储金及投资款

	2007年12月31日	2006年12月31日
1年以内(含1年)	**230**	58
1年以上	**5,057**	3,991
合计	**5,287**	4,049

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

38. 保险合同准备金

	2007年度					
			本年减少额			
	年初余额	本年增加额	赔付款项	提前解除	其他	年末余额
未到期责任准备金						
原保险合同	12,927	26,218	–	–	(23,449)	15,696
再保险合同	10	85	–	–	(61)	34
未决赔款准备金						
原保险合同	6,465	14,073	(12,736)	–	(200)	7,602
再保险合同	15	40	(12)	–	–	43
寿险责任准备金						
原保险合同	248,574	102,424	(13,271)	(13,416)	(3,952)	320,359
长期健康险责任准备金						
原保险合同	30,694	10,807	(1,166)	(674)	(2,448)	37,213
合计	298,685	153,647	(27,185)	(14,090)	(30,110)	380,947

本集团保险合同准备金的未到期期限情况如下：

	2007年12月31日		2006年12月31日	
	1年以下(含1年)	1年以上	1年以下(含1年)	1年以上
未到期责任准备金				
原保险合同	12,133	3,563	9,660	3,267
再保险合同	6	28	7	3
未决赔款准备金				
原保险合同	6,077	1,525	5,158	1,307
再保险合同	34	9	12	3
寿险责任准备金				
原保险合同	13,962	306,397	11,495	237,079
长期健康险责任准备金				
原保险合同	763	36,450	613	30,081
合计	32,975	347,972	26,945	271,740

六、 合并财务报表项目附注(续)

38. 保险合同准备金(续)

本集团原保险合同未决赔款准备金的明细如下：

	2007年12月31日	2006年12月31日
已发生已报案未决赔款准备金	**5,522**	3,222
已发生未报案未决赔款准备金	**1,549**	2,785
理赔费用准备金	**531**	458
合计	**7,602**	6,465

39. 长期借款

贷款单位	借款条件	利率	到期日	年末余额	年初余额
深圳发展银行	抵押	6.24%	2022年	686	–
兴业银行及恒生银行	抵押	7.05%	2016年	771	–
平安信托投资有限公司					
沃尔玛贷款信托	抵押	6.60%	2008年	155	155
中国工商银行	质押	5.76%	2018年	1,606	–
合计				3,218	155

于资产负债表日，一年内到期的长期借款为人民币1.55亿元(2006年12月31日：无)。

上述借款的抵押及质押情况，参见附注六 18、20。

2007年12月31日
人民币百万元

六、 合并财务报表项目附注*(续)*

40. 其他负债

	2007年12月31日	2006年12月31日
保险保障基金	**126**	82
应付股利	**86**	81
应付外单位往来款	**1,633**	255
应付代扣款	**341**	117
预收租金	**57**	60
应付员工款	**266**	57
其他	**1,702**	1,319
合计	**4,211**	1,971

41. 股本

本公司注册及实收股本人民币7,345,053,334亿元，每股面值1元，股份种类及其结构如下：

	年初数		本年	年末数	
(百万股)	股数	比例	发行新股	股数	比例
有限售条件股份：					
国家股	589	9.51%	–	589	8.02%
国有法人持股	367	5.93%	–	367	5.00%
境内非国有法人持股	2,680	43.26%	345	3,025	41.19%
小计	3,636	58.70%	345	3,981	54.21%
无限售条件股份：					
人民币普通股	–	–	805	805	10.96%
境外上市的外资股	2,559	41.30%	–	2,559	34.83%
小计	2,559	41.30%	805	3,364	45.79%
合计	6,195	100.00%	1,150	7,345	100.00%

本年股本增加是因为本公司于2007年2月首次公开发行了11.50亿股人民币普通股(A股)。上述股本业经安永华明会计师事务所验证并出具安永华明(2007)验字第60468101-01号验资报告。

六、 合并财务报表项目附注(续)

42. 资本公积

	股本溢价(1)	公允价值变动	其他(2)	合计
2007年1月1日余额	**14,835**	**8,100**	**311**	**23,246**
可供出售金融资产公允价值变动净额	**–**	**17,323**	**–**	**17,323**
与可供出售金融资产公允价值变动相关的寿险责任准备金(3)	**–**	**(2,104)**	**–**	**(2,104)**
与计入股东权益项目相关的所得税	**–**	**(3,426)**	**–**	**(3,426)**
首次公开发行A股溢价(4)	**37,072**	**–**	**–**	**37,072**
2007年12月31日余额	**51,907**	**19,893**	**311**	**72,111**

	股本溢价(1)	公允价值变动	其他(2)	合计
2006年1月1日余额	14,835	643	311	15,789
可供出售金融资产公允价值变动净额	–	12,254	–	12,254
与可供出售金融资产公允价值变动相关的寿险责任准备金(3)	–	(3,481)	–	(3,481)
与计入股东权益项目相关的所得税	–	(1,316)	–	(1,316)
2006年12月31日余额	14,835	8,100	311	23,246

(1) 股本溢价为首次公开发行A股及H股所产生。

(2) 本公司在出资投入平安寿险与平安产险前，对本公司原寿险业务和产险业务进行资产评估。根据中华财务会计咨询有限公司出具的资产评估报告书中华评报字(2002)039号和(2002)038号，评估的净增值为人民币3.11亿元。

(3) 根据财政部会计准则委员会于2007年2月1日发布的《企业会计准则实施问题专家工作组意见》，本集团对分红保险和万能寿险账户中可供出售金融资产的公允价值变动，采用合理的方法将归属于保单持有人的部分确认为有关负债，将归属于公司股东的部分确认为资本公积。

(4) 如附注六、41所述，本公司于2007年2月首次公开发行了11.50亿股人民币普通股(A股)，发行价格为每股人民币33.80元，共计募集资金人民币388.70亿元，扣除承销费用人民币6.48亿元后，实际募集资金净额为人民币382.22亿元，其超出认缴注册资本部分计人民币370.72亿元，计入资本公积。

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

43. 盈余公积

	年初余额	本年增加	本年减少	年末余额
法定盈余公积	3,096	1,509	–	4,605
任意盈余公积	3,024	–	–	3,024
合计	6,120	1,509	–	7,629

根据公司法和本公司章程的规定，本公司按净利润的10%提取法定盈余公积金。法定盈余公积累计额为本公司注册资本50%以上的，可不再提取。经股东大会决议批准，法定盈余公积可弥补以前年度亏损或增加股本，按股东原有股份比例派送新股。但法定盈余公积转增股本后，留存本公司的法定盈余公积不得低于注册资本的25%。

本公司在提取法定盈余公积金后，可提取任意盈余公积金。经批准，任意盈余公积金可用于弥补以前年度亏损或增加股本。

44. 一般风险准备

根据中国有关财务规定，从事保险、银行、信托、证券及期货行业的公司需要提取一般风险准备，用于补偿巨灾风险或弥补亏损。本集团从事上述行业的子公司在其各自年度财务报表中，根据中国有关财务规定以其各自当年度净利润或年末风险资产为基础提取一般风险准备，作为利润分配。上述一般风险准备不得用于分红或转增资本。

45. 未分配利润

根据公司章程及其他有关规定，本公司可供股东分配利润为按中国会计准则编制的报表数与按国际财务报告准则编制报表数两者孰低的金额。

根据本公司2006年11月13日召开的临时股东大会决议，本公司首次公开发行A股完成后，名列公司股东名册的公司现有股东及新股东，有权根据持股比例共同享有A股发行前本公司的滚存未分配利润。

首次执行企业会计准则对年初未分配利润的影响参见本财务报表附注三、40。

依照本公司章程及国家有关规定，本公司一般按下列顺序进行利润分配：

(1) 弥补上一年度亏损；

(2) 提取净利润弥补累计亏损后金额的10%的法定盈余公积；

(3) 按股东大会决议提取任意盈余公积，其金额按公司章程或股东大会的决议提取和使用；

(4) 支付股东股利。

根据本公司2008年3月19日董事会决议，本公司2007年度利润分配预案为按中国会计准则下净利润的10%提取法定盈余公积金，分派2007年度末期股息人民币36.73亿元(每股人民币0.50元)(2006年：末期股息人民币16.16亿元，每股人民币0.22元)。

六、 合并财务报表项目附注(续)

46. 少数股东权益

	2007年12月31日	2006年12月31日
平安寿险	**294**	190
平安产险	**51**	32
平安证券	**511**	275
深圳平安银行	**659**	585
平安银行	**–**	186
叙龙	**154**	–
其他	**315**	98
合计	**1,984**	1,366

47. 保险业务收入

(1) 本集团保险业务收入按保险合同划分的明细如下：

	2007年度	2006年度
原保险合同	**100,860**	85,377
再保险合同	**85**	28
合计	**100,945**	85,405

2007年12月31日
人民币百万元

六、 合并财务报表项目附注*(续)*

47. 保险业务收入*(续)*

(2) 本集团保险业务收入按险种划分的明细如下：

	2007年度	2006年度
寿险		
个人寿险		
趸缴业务保费收入	**1,861**	1,901
期缴业务首年保费收入	**14,623**	10,447
期缴业务续期保费收入	**47,826**	42,960
小计	**64,310**	55,308
银行保险		
趸缴业务保费收入	**6,901**	5,930
期缴业务首年保费收入	**82**	66
期缴业务续期保费收入	**280**	248
小计	**7,263**	6,244
团体寿险		
趸缴业务保费收入	**7,261**	6,383
期缴业务续期保费收入	**445**	476
小计	**7,706**	6,859
寿险合计	**79,279**	68,411
产险		
机动车辆及第三者责任险	**15,166**	11,708
健康及意外险	**1,135**	842
其他	**5,365**	4,444
产险合计	**21,666**	16,994
总计	**100,945**	85,405

六、 合并财务报表项目附注(续)

48. 提取未到期责任准备金

	2007年度	2006年度
原保险合同	**2,601**	2,284
再保险合同	**14**	5
合计	**2,615**	2,289

49. 银行业务利息净收入

	2007年度	2006年度
银行业务利息收入		
存放同业	**90**	36
存放中央银行	**163**	5
拆出资金	**221**	17
发放贷款及垫款	**3,200**	132
其中：个人贷款及垫款	**1,015**	33
公司贷款及垫款	**1,720**	82
票据贴现	**465**	17
买入返售金融资产	**335**	2
债券投资	**1,305**	–
其中：已减值金融资产利息收入	**24**	–
合计	**5,314**	192
银行业务利息支出		
同业存放	**192**	33
拆入资金	**131**	–
吸收存款	**1,228**	47
卖出回购金融资产	**14**	–
合计	**1,565**	80
银行业务利息净收入	**3,749**	112

2007年12月31日
人民币百万元

六、 合并财务报表项目附注*(续)*

50. 手续费及佣金净收入

	2007年度	2006年度
手续费及佣金收入		
证券承销业务手续费收入	**290**	82
证券经纪业务手续费收入	**1,556**	349
信托产品管理费	**511**	83
结算与清算手续费收入	**12**	–
托管及其他受托业务佣金收入	**65**	43
其他	**182**	100
合计	**2,616**	657
手续费及佣金支出		
证券经纪业务手续费支出	**165**	29
其他手续费支出	**405**	63
合计	**570**	92
手续费及佣金净收入	**2,046**	565

六、 合并财务报表项目附注（续）

51. 投资收益

	2007年度	2006年度
利息收入		
债券利息收入		
持有至到期投资	**5,064**	4,836
可供出售金融资产	**2,592**	1,717
以公允价值计量且其变动计入当期损益	**579**	225
定期存款利息收入		
贷款及应收款	**2,482**	3,169
其他		
贷款及应收款	**300**	94
股息收入		
基金股息收入		
可供出售金融资产	**3,653**	1,625
以公允价值计量且其变动计入当期损益	**5,478**	1,683
股权投资股息收入		
可供出售金融资产	**251**	237
以公允价值计量且其变动计入当期损益	**72**	115
已实现收益		
债券		
可供出售金融资产	**(1,538)**	103
以公允价值计量且其变动计入当期损益	**88**	224
基金		
可供出售金融资产	**4,915**	2,063
以公允价值计量且其变动计入当期损益	**5,840**	2,505
股票		
可供出售金融资产	**17,506**	860
以公允价值计量且其变动计入当期损益	**10,899**	1,770
衍生金融工具	**494**	237
其他	**(294)**	–
占联营公司的净损益	**4**	–
卖出回购证券及拆入资金利息支出	**(1,435)**	(171)
合计	**56,950**	21,292

于资产负债表日，本集团的投资收益的汇回均无重大限制。

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

52. 公允价值变动收益

	2007年度	2006年度
交易性金融工具		
债券	**(348)**	61
基金	**4,232**	4,002
股票	**3,078**	2,496
指定以公允价值计量且其变动计入当期损益的金融工具	**(317)**	228
衍生金融工具	**240**	108
合计	**6,885**	6,895

53. 营业收入

	2007年度	2006年度
前五名客户营业收入总额合计	**955**	870
占全部营业收入的比例	**0.58%**	0.81%

54. 赔付支出

(1) 本集团赔付支出按保险合同划分的明细如下：

	2007年度	2006年度
原保险合同	**26,986**	18,072
再保险合同	**12**	9
合计	**26,998**	18,081

(2) 本集团赔付支出按内容划分的明细如下：

	2007年度	2006年度
赔款支出	**13,137**	10,909
满期给付	**9,327**	3,167
年金给付	**2,894**	2,923
死伤医疗给付	**1,640**	1,082
合计	**26,998**	18,081

六、 合并财务报表项目附注(续)

55. 提取保险责任准备金

(1) 本集团提取保险责任准备金按保险合同划分的明细如下：

	2007年度	2006年度
提取未决赔款准备金		
原保险合同	**1,337**	645
再保险合同	**28**	6
提取寿险责任准备金		
原保险合同	**69,661**	49,821
提取长期健康险责任准备金		
原保险合同	**6,519**	5,688
合计	**77,545**	56,160

(2) 本集团提取原保险合同未决赔款准备金按内容划分的明细如下：

	2007年度	2006年度
已发生已报案未决赔款准备金	**2,367**	(134)
已发生未报案未决赔款准备金	**(1,103)**	748
理赔费用准备金	**73**	31
合计	**1,337**	645

56. 摊回保险责任准备金

	2007年度	2006年度
摊回未决赔款准备金	**580**	29
摊回寿险责任准备金	**6**	–
摊回长期健康险责任准备金	**6**	–
合计	**592**	29

2007年12月31日
人民币百万元

六、合并财务报表项目附注*(续)*

57. 营业税金及附加

	2007年度	2006年度
营业税	**3,429**	1,503
城市维护建设税	**107**	75
教育费附加	**120**	59
合计	**3,656**	1,637

营业税费计缴标准参见本财务报表附注四，税项。

58. 保险业务手续费及佣金支出

	2007年度	2006年度
保险业务手续费支出	**2,247**	1,832
保险业务佣金支出	**8,591**	6,242
合计	**10,838**	8,074

59. 业务及管理费

本集团业务及管理费包括以下费用：

	2007年度	2006年度
工资及福利费	**7,865**	4,704
社会统筹保险	**849**	417
固定资产折旧费	**476**	341
无形资产摊销	**109**	78
审计师薪酬		
一年度及中期审计和审阅	**23**	14

六、 合并财务报表项目附注(续)

60. 资产减值损失

	2007年度	2006年度
坏账损失	**93**	(50)
长期股权投资减值损失	**(11)**	4
贷款减值损失	**(118)**	3
投资性房地产减值损失	**10**	(111)
固定资产减值损失	**20**	21
其他资产减值损失	**295**	138
合计	**289**	5

61. 营业外收入

	2007年度	2006年度
非流动资产处置利得	**402**	56
其他	**167**	31
合计	**569**	87

根据本公司之子公司深圳平安银行(当时名为"深圳市商业银行股份有限公司")与中国信达资产管理公司于2007年5月15日签订的债权资产包转让合同，本公司将部分不良贷款转让给中国信达资产管理公司，由此在营业外收入中确认收益人民币2.67亿元。

62. 营业外支出

	2007年度	2006年度
非流动资产处置损失	**5**	11
其他	**248**	51
合计	**253**	62

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

63. 所得税费用

	2007年度	2006年度
当期所得税费用	**1,488**	346
递延所得税费用	**414**	(106)
合计	**1,902**	240

本集团所得税费用与会计利润的关系如下：

	2007年度	2006年度
税前利润	**17,483**	7,736
以主要适用税率15%计算的所得税	**2,622**	1,160
税率变动的税务影响	**(24)**	–
不可抵扣的费用对确定应纳税所得的税务影响	**712**	531
免税收入对确定应纳税所得的税务影响	**(1,762)**	(1,133)
因税收优惠而减免的企业所得税	**–**	(289)
中国经济特区以外的机构及法人使用较高税率的税务影响	**354**	(29)
合计	**1,902**	240

本集团的企业所得税按照对现行税法的理解，并按在中国境内取得的估计应纳税所得额及适用税率计提。源于境外地区应纳税所得的税项根据本集团境外经营所受管辖区域及中国的现行法律，解释公告和惯例，按照适用税率计算。

本集团计提的所得税将由有关税务机关核定。

于2007年3月16日闭幕的第十届全国人民代表大会第五次会议通过了《中华人民共和国企业所得税法》(以下简称"新企业所得税法")，并将于2008年1月1日起施行。根据新企业所得税法，内资企业所得税税率将自2008年1月1日起从33%降为25%。另外，根据国务院《关于实施企业所得税过渡优惠政策的通知》(国发[2007]39号)对目前享受较低优惠税率(如15%)的企业而言，这些优惠税率将在新企业所得税法施行后5年内逐步过渡到新企业所得税法规定的税率。

64. 每股收益

基本每股收益为本年度归属于本公司普通股股东的净利润除以本年度发行在外普通股的加权平均数计算得出。具体计算如下：

	2007年度	2006年度
归属于本公司普通股股东的当年净利润	**15,086**	7,342
本公司发行在外普通股加权平均数	**7,153**	6,195
基本每股收益	**2.11**	1.19

本公司不存在稀释性潜在普通股，因此并无计算稀释每股收益。

六、 合并财务报表项目附注(续)

65. 股份支付

于2004年2月5日，本公司董事会批准本集团的高级管理人员及部分关键员工等参与虚拟期权计划。虚拟期权于2004年至2008年发行，但本公司不会根据此计划发行任何股份。虚拟期权以单位方式授出，每个单位代表1股本公司H股。该计划的参与者将在行使上述权利时收到现金付款，但在行权当年该计划参与者收到的收益总额不得超过行权年度的估计净利润的特定百分比，其中现金付款金额等于已行使权利单位数量乘以行使价与行权时H股市场价之间的差额。

本集团于本年度确认的上述人员服务支出金额为人民币21.27亿元(2006年度：人民币10.19亿元)。

本集团于本年度授予的虚拟期权单位数量列示如下：

(单位：百万)	**2007年度**	2006年度
年初单位数	**74**	58
本年内授出单位数	**–**	16
本年内行权单位数	**(13)**	–
人员变动收回的单位数	**(5)**	–
年末单位数	**56**	74

本集团使用Black-Scholes期权定价模型估算虚拟期权的公允价值。下表所列为本年末所采用的该模型输入数据。

	2007年 12月31日	2006年 12月31日
无风险利率(%)	**2.6%**	1.5%
预期股息率(%)	**1.0%**	1.0%
预期股价波幅(%)	**36.1%**	31.0%
预期剩余年限(年)	**1 – 2**	1 – 3

已接受的服务及其形成的虚拟期权负债在相应期间内予以确认。本集团于虚拟期权负债结算前每个资产负债表日及结算日，重新计量虚拟期权负债的公允价值，并将其公允价值的变动计入当期损益。于2007年12月31日，本集团虚拟期权负债账面值为人民币27.43亿元(2006年12月31日：人民币11.09亿元)。

2007年12月31日
人民币百万元

六、 合并财务报表项目附注*(续)*

66. 投资连结保险

(1) 投资连结保险投资账户基本情况

本集团的投资连结保险包括平安世纪理财投资连结保险、平安团体退休金投资连结保险、平安聚富步步高投资连结保险以及平安聚富年年投资连结保险。同时,本集团为上述投资连结保险共设置9个投资账户:平安发展投资账户(以下简称"发展账户")、保证收益投资账户(以下简称"保证账户")、平安基金投资账户(以下简称"基金账户")、平安价值增长投资账户(以下简称"价值账户"),稳健投资账户(以下简称"稳健账户")、平衡投资账户(以下简称"平衡账户")、进取投资账户(以下简称"进取账户")、平安精选权益投资账户(以下简称"精选权益账户")及平安货币投资账户(以下简称"货币账户")。上述各账户是依照中国保监会《投资连结保险管理暂行办法》等有关规定及上述投资连结保险的有关条款,并经向中国保监会报批后设立。上述投资账户的投资对象为银行存款、拆出资金、依法发行的证券投资基金、债券、股票及中国保监会允许投资的其他金融工具。

(2) 投资连结保险各投资账户于2007年度及2006年度最后估值日的单位数及单位净资产

		2007年12月27日		2006年12月28日	
	设立时间	单位数 百万	单位净资产 人民币元	单位数 百万	单位净资产 人民币元
发展账户	2000年10月23日	**6,585**	**2.7891**	6,420	1.8333
保证账户	2001年4月30日	**214**	**1.2428**	221	1.2007
基金账户	2001年4月30日	**3,155**	**3.5896**	2,715	1.8591
价值账户	2003年9月4日	**2,089**	**1.5746**	2,014	1.2403
稳健账户	2001年3月31日	**2,124**	**1.6725**	2,316	1.3099
平衡账户	2001年3月31日	**119**	**2.8787**	114	1.7452
进取账户	2001年3月31日	**143**	**4.0649**	232	2.1309
精选权益账户	2007年9月13日	**787**	**1.0294**	不适用	不适用
货币账户	2007年12月17日	**1**	**1.0071**	不适用	不适用

六、 合并财务报表项目附注(续)

66. 投资连结保险(续)

(3) 投资连结保险投资账户组合情况

	2007年12月31日	2006年12月31日
投资连结保险投资账户资产：		
货币资金	**2,101**	1,002
交易性金融资产	**27,644**	17,180
买入返售金融资产	**-**	300
应收利息	**225**	41
定期存款	**9,383**	6,309
其他资产	**141**	100
合计	**39,494**	24,932
投资连结保险投资账户负债：		
卖出回购金融资产款	**424**	1,137
单位准备金	**38,622**	23,587
其他应付款	**448**	208
合计	**39,494**	24,932

(4) 投资连结保险投资账户管理费计提情况

投资账户资产管理费是本集团根据投资连结保险的保单条款而向保户收取的投资账户资产管理费。对于发展账户、保证账户、基金账户和价值账户，本集团在每个估值日收取投资账户资产管理费，其收取的最高比例为每月不超过投资账户资产最高值的0.2%，同时年率不超过2%。对于稳健账户、平衡账户和进取账户，本集团在每个估值日收取行政管理费和投资管理费，其中行政管理费的最高标准为投资账户资产的1.5%，以年率计；投资管理费的最高标准为投资账户资产的1.5%，以年率计。对于精选权益账户，本集团在每个估值日收取投资账户资产管理费，其收取为投资账户资产净值的1.2%，以年率计。对于货币账户，本集团在每个估值日收取投资账户资产管理费，其收取的最高比例为账户资产的1%，以年率计。

(5) 投资连结保险投资账户采用的主要会计政策

平安世纪理财投资连结保险、平安聚富步步高投资连结保险和平安聚富年年投资连结保险既承担保险风险又承担其他风险，整个合同视为原保险合同，不对保险风险部分和其他风险部分进行分拆，按照原保险合同进行会计处理。平安团体退休金投资连结保险不承担保险风险，整个合同视为投资合同，按照金融工具进行会计处理。

(6) 投资连结保险投资账户采用的估值原则

投资连结保险投资账户的各项资产以公允价值计价。对于除开放式基金以外的任何上市流通的有价证券，本集团以其在估值日证券交易所挂牌的收盘价估值，估值日无交易的，以最近交易日的市场收盘价估值；对于开放式基金，本集团以其公告的基金单位净值估值；募集期内的证券投资基金，按成本估值；银行间债券采用估值技术进行估值。

2007年12月31日
人民币百万元

六、 合并财务报表项目附注(续)

67. 现金流量表补充资料

(1) 将净利润调节为经营活动现金流量

	2007年度	2006年度
净利润	**15,581**	7,496
加：资产减值准备	**289**	5
投资性房地产折旧	**127**	67
固定资产折旧	**476**	341
无形资产摊销	**109**	78
长期待摊费用摊销	**155**	19
处置固定资产、无形资产和其他长期资产的收益	**(212)**	(25)
处置投资性房地产的收益	**–**	(20)
公允价值变动收益	**(6,885)**	(6,895)
投资收益	**(58,254)**	(21,292)
汇兑损失	**501**	463
提取各项保险准备金	**79,568**	58,420
递延所得税净负债的增加	**414**	2,378
经营性应收项目的增加	**(26,114)**	(12,255)
经营性应付项目的增加	**20,678**	16,965
经营活动产生的现金流量净额	**26,433**	45,745

(2) 现金及现金等价物净增加情况

	2007年度	2006年度
现金的年末余额	**46,301**	34,007
减：现金的年初余额	**(34,007)**	(8,411)
加：现金等价物的年末余额	**49,995**	9,644
减：现金等价物的年初余额	**(9,644)**	(8,367)
现金及现金等价物增加净额	**52,645**	26,873

(3) 本集团收购子公司的有关信息参见附注五。

六、 合并财务报表项目附注(续)

67. 现金流量表补充资料(续)

(4) 收到其他与经营活动有关的现金中的大额现金流量

	2007年度	2006年度
处置抵债物资收到的现金净额	**573**	–

(5) 支付其他与经营活动有关的现金中的大额现金流量

	2007年度	2006年度
支付的退保金	**13,333**	8,617

(6) 收到其他与筹资活动有关的现金中的大额现金流量

	2007年度	2006年度
卖出回购证券净增加额	**–**	6,554

(7) 支付其他与筹资活动有关的现金中的大额现金流量

	2007年度	2006年度
卖出回购证券净减少额	**593**	–

(8) 现金及现金等价物

	2007年 12月31日	2006年 12月31日
现金		
库存现金	**382**	347
可随时用于支付的银行存款	**38,856**	28,729
可随时用于支付的其他货币资金	**539**	61
可用于支付的存放中央银行款项	**4,969**	1,927
结算备付金	**668**	93
存放同业款项	**833**	2,531
拆放同业款项	**54**	319
小计	**46,301**	34,007
现金等价物		
三个月以内到期的债券投资	**7,620**	437
货币市场基金	**13,245**	2,476
三个月以内到期的买入返售资产	**29,130**	6,731
小计	**49,995**	9,644
年末现金及现金等价物余额	**96,296**	43,651

2007年12月31日
人民币百万元

七、 分部报告

本集团的业务分部信息现分为：人寿保险业务、财产保险业务、银行业务、证券业务、总部及其他业务。分部净利润包括直接归属分部的收入减费用以及按合理比例分配至分部的收入减费用(包括外部交易及与集团内其他分部之间的交易)。

分部资产与负债主要包括直接归属分部的经营性资产及负债及按合理比例分配至分部的资产及负债。分部资产在扣除相关准备之后予以确定，在本集团合并资产负债表中将上述扣除计作直接冲销。本集团于本年度的收入及净利润主要来自中国境内的上述业务，因此，未提供按地域所作的分部分析。

	2007年度							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
利润表								
保险业务收入	79,279	21,666	–	–	–	–	–	100,945
减：分出保费	(710)	(3,588)	–	–	–	–	–	(4,298)
提取未到期责任准备金	(332)	(2,283)	–	–	–	–	–	(2,615)
已赚保费	78,237	15,795	–	–	–	–	–	94,032
银行业务利息净收入	–	–	3,478	–	–	–	271	3,749
其中：分部间银行业务利息净收入	–	–	(271)	–	–	–	–	(271)
手续费及佣金净收入	160	–	112	1,671	–	441	(338)	2,046
其中：分部间手续费及佣金净收入	153	–	–	13	–	172	–	338
投资收益	48,631	2,490	65	1,008	3,782	974	–	56,950
公允价值变动收益	6,395	(45)	(60)	146	324	125	–	6,885
汇兑收益/(损失)	(510)	(10)	35	(4)	(4)	(8)	–	(501)
其他业务收入	1,269	118	7	374	346	435	(506)	2,043
其中：分部间其他业务收入	12	1	–	108	254	131	–	506
营业收入合计	134,182	18,348	3,637	3,195	4,448	1,967	(573)	165,204

七、 分部报告(续)

	2007年度							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
退保金	(13,333)	–	–	–	–	–	–	(13,333)
赔付支出	(16,083)	(10,915)	–	–	–	–	–	(26,998)
减:摊回赔付支出	530	1,913	–	–	–	–	–	2,443
提取保险责任准备金	(76,306)	(1,239)	–	–	–	–	–	(77,545)
减:摊回保险责任准备金	2	590	–	–	–	–	–	592
保单红利支出	(3,514)	–	–	–	–	–	–	(3,514)
分保费用	–	(16)	–	–	–	–	–	(16)
营业税金及附加	(1,808)	(1,278)	(179)	(160)	(142)	(89)	–	(3,656)
保险业务手续费及佣金支出	(9,004)	(1,987)	–	–	–	–	153	(10,838)
业务及管理费	(7,109)	(4,093)	(1,490)	(1,142)	(1,414)	(519)	302	(15,465)
其中:分部间业务及管理费	(256)	(19)	(2)	–	(23)	(2)	–	(302)
减:摊回分保费用	175	992	–	–	–	–	–	1,167
其他业务成本	(302)	(16)	(1)	–	–	(297)	31	(585)
其中:分部间其他业务成本	(31)	–	–	–	–	–	–	(31)
资产减值损失	6	(51)	(164)	(3)	–	(77)	–	(289)
营业支出合计	(126,746)	(16,100)	(1,834)	(1,305)	(1,556)	(982)	486	(148,037)
营业利润	7,436	2,248	1,803	1,890	2,892	985	(87)	17,167
加:营业外收入	101	10	449	1	–	8	–	569
减:营业外支出	(102)	(47)	(99)	(3)	(2)	–	–	(253)
利润总额	7,435	2,211	2,153	1,888	2,890	993	(87)	17,483
减:所得税费用	396	(727)	(616)	(396)	(354)	(205)	–	(1,902)
净利润	7,831	1,484	1,537	1,492	2,536	788	(87)	15,581

	2007年12月31日							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
资产负债表								
分部资产	420,566	31,091	141,976	23,516	55,368	21,155	(42,568)	651,104
分部负债	390,247	25,493	135,351	19,786	1,924	11,566	(42,481)	541,886

	2007年度							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
补充信息								
折旧和摊销费用	483	159	81	26	24	94	–	867
资本性支出	3,678	260	230	80	64	581	–	4,893
资产减值损失	(6)	51	164	3	–	77	–	289
折旧和摊销以外的非现金费用	–	–	–	–	–	–	–	–

2007年12月31日
人民币百万元

七、 分部报告(续)

	2006年度							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
利润表								
保险业务收入	68,411	16,994	–	–	–	–	–	85,405
减:分出保费	(631)	(3,640)	–	–	–	–	–	(4,271)
提取未到期责任准备金	(161)	(2,128)	–	–	–	–	–	(2,289)
已赚保费	67,619	11,226	–	–	–	–	–	78,845
银行业务利息净收入	–	–	112	–	–	–	–	112
其中:分部间银行业务利息净收入	–	–	–	–	–	–	–	–
手续费及佣金净收入	41	–	7	462	–	150	(95)	565
其中:分部间手续费及佣金净收入	22	–	–	41	–	32	–	95
投资收益	19,351	615	47	260	907	123	(11)	21,292
公允价值变动收益	6,277	65	(3)	76	414	66	–	6,895
汇兑收益/(损失)	(413)	(16)	(1)	(2)	(27)	(4)	–	(463)
其他业务收入	373	42	5	470	54	265	(536)	673
其中:分部间其他业务收入	53	1	–	433	–	49	–	536
营业收入合计	93,248	11,932	167	1,266	1,348	600	(642)	107,919
退保金	(8,617)	–	–	–	–	–	–	(8,617)
赔付支出	(9,504)	(8,577)	–	–	–	–	–	(18,081)
减:摊回赔付支出	544	1,902	–	–	–	–	–	2,446
提取保险责任准备金	(55,629)	(531)	–	–	–	–	–	(56,160)
减:摊回保险责任准备金	(5)	34	–	–	–	–	–	29
保单红利支出	(1,487)	–	–	–	–	–	–	(1,487)
分保费用	–	(4)	–	–	–	–	–	(4)
营业税金及附加	(589)	(928)	(9)	(64)	(24)	(23)	–	(1,637)
保险业务手续费及佣金支出	(6,559)	(1,568)	–	–	–	–	53	(8,074)
业务及管理费	(5,871)	(2,958)	(72)	(469)	(891)	(293)	546	(10,008)
其中:分部间业务及管理费	(508)	(5)	–	(1)	(6)	(26)	–	(546)
减:摊回分保费用	277	1,271	–	–	–	–	–	1,548
其他业务成本	(139)	(9)	–	–	–	(42)	32	(158)
其中:分部间其他业务成本	(32)	–	–	–	–	–	–	(32)
资产减值损失	111	(71)	(2)	(2)	–	(41)	–	(5)
营业支出合计	(87,468)	(11,439)	(83)	(535)	(915)	(399)	631	(100,208)
营业利润	5,780	493	84	731	433	201	(11)	7,711
加:营业外收入	21	9	17	9	–	31	–	87
减:营业外支出	(21)	(16)	(5)	(5)	(3)	(12)	–	(62)
利润总额	5,780	486	96	735	430	220	(11)	7,736
减:所得税费用	(109)	96	(25)	(126)	(44)	(32)	–	(240)
净利润	5,671	582	71	609	386	188	(11)	7,496

七、 分部报告(续)

	2006年12月31日							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
资产负债表								
分部资产	329,906	23,192	85,591	8,914	13,855	6,837	(5,007)	463,288
分部负债	311,040	19,649	79,410	6,866	1,720	2,973	(4,996)	416,662

	2006年度							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
补充信息								
折旧和摊销费用	276	134	4	27	14	50	–	505
资本性支出	917	270	6	17	48	258	–	1,516
资产减值损失	(111)	71	2	1	–	42	–	5
折旧和摊销以外的非现金费用	–	–	–	–	–	–	–	–

八、 风险管理

1. 保险风险

(1) 保险风险类型

保险合同风险是指发生保险事故的可能性以及由此产生的赔款金额和时间的不确定。在保险合同下，本集团面临的主要风险是实际赔款及保户利益给付超过已计提保险责任的账面额。这种风险在下列情况下均可能出现：

发生性风险－保险事故发生的数量与预期不同的可能性。

严重性风险－保险事故产生的成本与预期不同的可能性。

发展性风险－投保人的责任金额在合同期结束时出现变动的可能性。

风险的波动性可通过把损失风险分散至大批保险合同组合而得以改善，因为较分散的合同组合很少因组合中某部分的变动而使整体受到影响。慎重选择和实施承保策略和方针也可改善风险的波动性。

本集团保险业务包括长期人寿保险合同、财产保险和短期人寿保险合同等。就意外险合同而言，传染病、生活方式的巨大改变和自然灾害均为可能增加整体索赔率的重要因素，而导致比预期更早或更多的索赔。就长期人寿保险合同而言，不断改善的医学水平和社会条件有助于延长寿命，是最重要的影响因素。就财产保险合同而言，索赔经常受到自然灾害、巨灾，恐怖袭击等因素影响。

目前，风险在本集团所承保风险的各地区未存在重大分别，但不合理的金额集中可能对基于组合进行赔付的严重程度产生影响。

对于含固定和担保赔付以及固定未来保费的合同，并无可减少保险风险的重大缓和条款和情况。但是，对于若干分红保险合同而言，其分红特征使较大部分保险风险由投保方所承担。

保险风险也会受保户终止合同、降低保费、拒绝支付保费或行使年金转换权利影响。因此，保险风险受保单持有人的行为和决定影响。

2007年12月31日
人民币百万元

八、 风险管理(续)

1. 保险风险(续)

(2) 保险风险集中度

本集团保险风险的集中度于附注六，47按主要业务类别的保费收入分析中反映。

(3) 假设及敏感性分析

长期人寿保险合同

假设

寿险责任准备金及长期健康险责任准备金根据中国保监会的有关精算规定计算，具体参见附注三，25及附注三，26。中国保监会对计算法定准备金的各项假设(包括评估死亡率、评估发病率和评估利息率假设)进行了较严格的定量规定，具体如下：

(1) 评估利息率不得高于中国保险监督管理委员会每年公布的评估利息率(目前为7.5%)与该险种厘定保险费所使用的预定利息率的最低值；

(2) 评估死亡率采用《中国人寿保险业经验生命表(2000-2003)》所提供的数据；

(3) 评估发病率采用该险种厘定保险费所使用预定发病率。

敏感性分析

本集团通常不能任意改变上述假设，因此不在此对假设变动进行敏感性分析。

如附注三，42所述，惟对原定价利息率高于或等于7.5%的高利率险种，本集团在符合中国保监会关于所提取责任准备金不得低于会计年度末法定责任准备金，以及评估利息率不得高于定价利息率或7.5%的精算规定的基础上，对其采用更稳健的评估利息率。于2007年度，本集团将高利率险种的评估利息率从6.5%-7.5%降至6%-6.5%。本项会计估计变更对本集团2007年度税前利润的影响为减少税前利润约人民币96.98亿元。

财产及短期人寿保险合同

假设

估计采用的主要假设为本集团的过往赔付经验，包括各事故年度的平均赔付成本、赔付手续费、赔付通胀因素及赔案数目的假设。须运用判断来评估外部因素(如司法裁决及政府立法等)对估计的影响。

其他主要假设包括结付延迟等。

八、 风险管理(续)

1. 保险风险(续)

(3) 假设及敏感性分析(续)

财产及短期人寿保险合同(续)

敏感性分析

上述主要假设将影响财产及短期人寿保险的未决赔款准备金。若干变量的敏感度无法量化，如法律变更、估计程序的不确定性等。此外，由于发生索赔与报案和最终结案之间的时间差异，于评估日尚无法精确地确定未决赔款准备金数额。

本集团财产保险业务不考虑分出业务的索赔进展信息如下：

	财产保险(事故年度)					
项目	2003年	2004年	2005年	2006年	2007年	合计
累计赔付款项估计额：						
当年末	5,429	5,955	7,171	9,317	10,700	
1年后	5,403	5,948	7,172	10,305	–	
2年后	5,403	5,397	6,953	–	–	
3年后	5,277	5,259	–	–	–	
4年后	5,223	–	–	–	–	
累计赔付款项估计额	5,223	5,259	6,953	10,305	10,700	38,440
累计已支付的赔付款项	(5,142)	(5,127)	(6,588)	(8,352)	(6,526)	(31,735)
以前年度调整额及间接理赔费用						185
尚未支付的赔付款项						6,890

本集团财产保险业务考虑分出业务后的索赔进展信息如下：

	财产保险(事故年度)					
项目	2003年	2004年	2005年	2006年	2007年	合计
累计赔付款项估计额：						
当年末	3,726	4,181	5,266	7,219	8,875	
1年后	3,687	4,228	5,280	7,362	–	
2年后	3,705	3,833	5,129	–	–	
3年后	3,611	3,732	–	–	–	
4年后	3,574	–	–	–	–	
累计赔付款项估计额	3,574	3,732	5,129	7,362	8,875	28,672
累计已支付的赔付款项	(3,530)	(3,627)	(4,858)	(6,516)	(5,546)	(24,077)
以前年度调整额及间接理赔费用						174
尚未支付的赔付款项						4,769

2007年12月31日
人民币百万元

八、 风险管理(续)

1. 保险风险(续)

(3) 假设及敏感性分析(续)

财产及短期人寿保险合同(续)

敏感性分析(续)

本集团短期人寿保险业务不考虑分出业务的索赔进展信息如下：

	短期人寿保险(事故年度)					
项目	2003年	2004年	2005年	2006年	2007年	合计
累计赔付款项估计额：						
当年末	1,376	1,571	1,767	2,039	2,316	
1年后	1,349	1,577	1,960	1,983	–	
2年后	1,354	1,582	1,935	–	–	
3年后	1,354	1,582	–	–	–	
4年后	1,354	–	–	–	–	
累计赔付款项估计额	1,354	1,582	1,935	1,983	2,316	9,170
累计已支付的赔付款项	(1,354)	(1,582)	(1,935)	(1,946)	(1,618)	(8,435)
以前年度调整额及间接理赔费用						20
尚未支付的赔付款项						755

本集团短期人寿保险业务考虑分出业务后的索赔进展信息如下：

	短期人寿保险(事故年度)					
项目	2003年	2004年	2005年	2006年	2007年	合计
累计赔付款项估计额：						
当年末	978	1,053	1,156	1,616	1,790	
1年后	959	1,057	1,482	1,555	–	
2年后	916	1,086	1,538	–	–	
3年后	916	1,086	–	–	–	
4年后	916	–	–	–	–	
累计赔付款项估计额	916	1,086	1,538	1,555	1,790	6,885
累计已支付的赔付款项	(916)	(1,086)	(1,538)	(1,527)	(1,266)	(6,333)
以前年度调整额及间接理赔费用						20
尚未支付的赔付款项						572

八、 风险管理*(续)*

1. 保险风险*(续)*

(3) 假设及敏感性分析*(续)*

财产及短期人寿保险合同(续)

敏感性分析*(续)*

平均赔款成本或赔案数目的单项变动，均会导致未决赔款准备金的同比例变动。当其他假设维持不变时，平均赔款成本增加5%将会导致2007年12月31日财产保险及短期人寿保险的净未决赔款准备金分别增加约人民币2.38亿元及0.29亿元。

再保险

本集团主要通过订立再保险合同控制保险业务的损失风险。大部分分保业务为成数分保，并按产品类别设立不同自留额。对于可从再保险公司摊回的赔款金额，使用与原保单一致的假设进行估计，并在资产负债表内列示为应收分保账款或应收分保未决赔款准备金。

尽管本集团可能已订立再保险合同，但这并不会解除本集团对保户承担的直接责任。因此再保险存在因再保险公司未能履行再保险合同应承担的责任而产生的信用风险。

2. 市场风险

市场风险是指因汇率(外汇风险)、市场利率(利率风险)和市场价格(价格风险)波动而引起的金融工具公允价值变动的风险，不论该价格变动是因个别工具或其发行人特有因素所致或因影响在市场上交易的所有工具的因素造成。

(1) 外汇风险

外汇风险是指因汇率变动产生损失的风险。人民币与本集团从事业务地区的其他货币之间的汇率波动会影响本集团的财务状况和经营业绩。现时，本集团务求通过减少外汇净余额的方法来降低外汇风险。

以下是在其他变量不变的情况下，关键变量可能发生的合理变动对利润及权益(因对汇率敏感的货币性资产和负债及以公允价值计量的非货币性资产和负债的公允价值发生变化)的税前影响。变量之间存在的相关性会对市场风险的最终影响金额产生重大作用，但为了描述变量的影响情况，本集团假定其变化是独立的。

		2007年12月31日		2006年12月31日	
	变量变动	**减少利润**	**减少权益**	减少利润	减少权益
所有外币	对人民币贬值5%	**504**	**2,013**	667	824

2007年12月31日
人民币百万元

八、 风险管理(续)

2. 市场风险(续)

(1) 外汇风险(续)

本集团主要货币性资产和负债(扣除投资连结账户余额)及以公允价值计量的非货币性资产和负债按主要币种列示如下：

	2007年12月31日				
	人民币	美元(原币)	港元(原币)	其他币种(折合人民币)	折合人民币合计
货币资金	68,110	81	2,050	15	70,639
结算备付金	1,999	1	22	–	2,027
拆出资金	1,123	7	19	–	1,192
交易性金融资产	46,405	1,321	375	892	57,294
买入返售金融资产	36,457	–	–	–	36,457
应收利息	3,903	8	3	–	3,962
应收保费	4,283	37	16	–	4,568
应收分保账款	1,988	20	80	–	2,212
应收分保未决赔款准备金	1,218	148	5	–	2,304
应收分保寿险责任准备金	6	–	–	–	6
应收分保长期健康险责任准备金	6	–	–	–	6
保户质押贷款	2,411	–	–	–	2,411
发放贷款及垫款	61,206	243	156	–	63,125
存出保证金	881	–	6	–	887
定期存款	31,151	164	–	–	32,348
可供出售金融资产	146,858	228	10,369	20,306	178,539
持有至到期投资	127,736	–	–	–	127,736
存出资本保证金	1,560	–	–	–	1,560
其他资产	1,312	39	43	5	1,637
合计	538,613	2,297	13,144	21,218	588,910

	2007年12月31日				
	人民币	美元(原币)	港元(原币)	其他币种(折合人民币)	折合人民币合计
短期借款	990	–	2,915	–	3,719
同业及其他金融机构存放款项	5,792	238	–	–	7,532
存入保证金	5,398	–	–	–	5,398
拆入资金	–	24	–	–	175
卖出回购金融资产款	13,556	–	–	–	13,556
吸收存款	70,778	186	(4)	–	72,133
代理买卖证券款	14,024	15	275	–	14,394
预收保费	2,918	7	14	–	2,981
应付手续费及佣金	1,104	–	–	–	1,104
应付分保账款	2,104	41	14	–	2,416
应付职工薪酬	4,732	–	–	–	4,732
应交税费	1,876	3	9	–	1,907
应付利息	503	4	42	–	574
应付赔付款	5,138	3	2	–	5,161
应付保单红利	7,006	–	–	–	7,006
保户储金及投资款	798	–	–	–	798
未决赔款准备金	6,496	153	34	–	7,645
寿险责任准备金	286,195	4	–	4	286,225
长期健康险责任准备金	37,213	–	–	–	37,213
长期借款	1,611	–	1,716	–	3,218
其他负债	3,380	18	269	–	3,763
合计	471,612	696	5,286	4	481,650

八、 风险管理(续)

2. 市场风险(续)

(1) 外汇风险(续)

本集团主要货币性资产和负债(扣除投资连结账户余额)及以公允价值计量的非货币性资产和负债按主要币种列示如下(续):

	2006年12月31日				
	人民币	美元(原币)	港元(原币)	其他币种(折合人民币)	折合人民币合计
货币资金	35,449	668	909	1	41,583
结算备付金	875	–	–	–	875
拆出资金	1,312	52	6	–	1,727
交易性金融资产	25,639	128	184	–	26,823
买入返售金融资产	6,951	–	–	–	6,951
应收利息	3,072	17	–	–	3,208
应收保费	2,866	25	14	–	3,073
应收分保未决赔款准备金	1,641	10	5	–	1,724
应收分保寿险责任准备金	–	–	–	–	–
应收分保长期健康险责任准备金	–	–	–	–	–
应收分保账款	629	21	6	–	795
保户质押贷款	1,381	–	–	–	1,381
发放贷款及垫款	48,137	130	–	–	49,152
存出保证金	313	3	–	–	334
定期存款	50,379	1,114	30	–	59,107
可供出售金融资产	90,815	133	3,332	–	95,200
持有至到期投资	129,250	–	–	–	129,250
存出资本保证金	1,520	–	–	–	1,520
其他资产	2,045	39	505	–	2,857
合计	402,274	2,340	4,991	1	425,560

	2006年12月31日				
	人民币	美元(原币)	港元(原币)	其他币种(折合人民币)	折合人民币合计
短期借款	56	–	469	–	527
同业及其他金融机构存放款项	3,465	–	–	–	3,465
存入保证金	5,485	–	–	–	5,485
拆入资金	–	127	–	–	992
卖出回购金融资产款	13,436	–	–	–	13,436
吸收存款	61,975	608	6	–	66,725
代理买卖证券款	3,750	–	–	–	3,750
预收保费	1,288	8	5	–	1,352
应付手续费及佣金	894	–	–	–	894
应付分保账款	376	46	15	–	746
应付职工薪酬	2,129	–	3	–	2,133
应交税费	1,166	–	–	–	1,166
应付利息	246	5	–	–	287
应付赔付款	3,981	–	–	–	3,981
应付保单红利	4,107	–	–	–	4,107
保户储金及投资款	299	–	–	–	299
未决赔款准备金	6,366	11	28	–	6,480
寿险责任准备金	228,736	–	–	–	228,736
长期健康险责任准备金	30,694	–	–	–	30,694
长期借款	155	–	–	–	155
其他负债	1,763	–	–	–	1,763
合计	370,367	805	526	–	377,173

2007年12月31日
人民币百万元

八、 风险管理*(续)*

2. 市场风险*(续)*

(1) 外汇风险*(续)*

本集团折算汇率按主要币种列示如下：

	2007年12月31日		2006年12月31日	
	美元	港元	美元	港元
折算汇率	**7.3046**	**0.9364**	7.8087	1.0047

(2) 价格风险

本集团面临的价格风险与价值随市价变动而改变(由利率风险和外汇风险引起的变动除外)的金融资产和负债有关，主要是可供出售的投资及以公允价值计量且其变动计入当期损益的金融资产。

上述投资因投资工具的市值变动而面临价格风险，该变动可因只影响个别金融工具或其发行人的因素所致，亦可因影响市场上交易的所有金融工具的因素所致。

本集团通过分散投资，为不同证券投资设置上限等方法来管理价格风险。

本集团采用10天市场价格风险价值计算方法来估计上市股票及证券投资基金的风险敞口。本集团采用10天作为持有期间是因为本集团假设并非所有投资均能在同一天售出。另外，风险价值的估计是在假设正常市场条件并采用99%的置信区间而作出的。

在正常市场条件下，本集团上市股票及证券投资基金采用风险价值模型估计的10天潜在损失对股东权益的影响如下：

	2007年12月31日	2006年12月31日
上市股票及证券投资基金	**14,495**	4,241

八、 风险管理(续)

2. 市场风险(续)

(3) 利率风险

利率风险是指金融工具的价值/未来现金流量会因市场利率变动而出现波动的风险。

浮动利率工具使本集团面临现金流利率风险，而固定利率工具使本集团面临公允价值利率风险。

本集团的利率风险政策规定其须维持一个适当的固定及浮动利率工具组合，以管理利率风险。有关政策亦规定本集团管理计息金融资产及计息金融负债的到期情况。浮动利率工具一般不到一年便会重新估价一次。固定利率工具的利率在有关金融工具初始时固定，在到期前不会改变。

以下是在其他变量不变的情况下，利率可能发生的合理变动对金融工具(用于支持投资连结保险的债券除外)、在利润及权益方面的税前影响。变量之间存在的相关性会对利率风险的最终影响金额产生重大作用，但为了描述变量的影响情况，本集团假定其变化是独立的。

		2007年12月31日		2006年12月31日	
	利率变动	减少利润	减少权益	减少利润	减少权益
为交易而持有及可供出售债券	增加50个基点	**153**	**2,728**	144	3,088

		增加利息收入/(支出)	
		2007年1-12月	2006年1-12月
浮动利率债券	增加50个基点	**55**	28
发放贷款及垫款	增加50个基点	**273**	13
吸收存款	增加50个基点	**(380)**	(29)

3. 财务风险

(1) 信用风险

信用风险是指金融工具的一方因无法履行义务而使另一方遭受财务损失的风险。本集团主要面临的信用风险与存放在商业银行的存款，发放贷款及垫款、债券投资、权益投资、与再保险公司的再保险安排、保户质押贷款等有关。本集团通过使用多项控制措施，包括运用信用控制政策，对潜在投资进行信用分析及对债务人设定整体额度来控制信用风险。

本集团银行业务在向个人客户授信之前，首先会进行信用评估，并定期检查所授出的信贷。信用风险管理的手段亦包括取得抵押品及担保。对于资产负债表外的授信承诺，本集团一般会收取保证金以减低信用风险。

信用质量

本集团的大部分金融资产为债券投资，包括国债、金融债和企业债。本集团持有的金融债主要拥有国内信用评级A级或以上，本集团持有的企业债主要拥有国内信用评级AA级或以上。

信用风险敞口

下表列示了资产负债表项目及未来承诺项目的最大信用风险敞口。该最大敞口为考虑担保或其他信用增级方法影响前的金额。

2007年12月31日
人民币百万元

八、 风险管理*(续)*

3. 财务风险*(续)*

(1) 信用风险*(续)*

	2007年12月31日	2006年12月31日
货币资金	**70,639**	41,583
结算备付金	**2,027**	875
拆出资金	**1,192**	1,727
交易性金融资产	**57,294**	26,823
衍生金融资产	**177**	21
买入返售金融资产	**36,457**	6,951
应收利息	**3,962**	3,208
应收保费	**4,568**	3,073
应收分保账款	**2,212**	795
应收分保未到期责任准备金	**2,615**	2,437
应收分保未决赔款准备金	**2,304**	1,724
应收分保寿险责任准备金	**6**	–
应收分保长期健康险责任准备金	**6**	–
保户质押贷款	**2,411**	1,381
发放贷款及垫款	**63,125**	49,152
存出保证金	**887**	334
定期存款	**32,348**	59,107
可供出售金融资产	**178,539**	95,200
持有至到期投资	**127,736**	129,250
存出资本保证金	**1,560**	1,520
其他资产	**3,075**	4,220
小计	**593,140**	429,381
承诺	**35,704**	29,115
信用风险敞口合计	**628,844**	458,496

以上资产科目余额皆已扣除投资连结账户余额。

对以公允价值计量的金融工具而言，上述金额反映了其当前的风险敞口但并非其最大的风险敞口。其最大的风险敞口将随着其未来公允价值的变化而改变。

八、 风险管理*(续)*

3. 财务风险*(续)*

(1) 信用风险*(续)*

担保及其他信用增级

担保的形式及金额取决于对交易对手方信用风险的评估。担保形式的可接受程度和评估标准有指引可供实施。

担保的主要形式如下：

- 现金或证券用于逆回购交易；
- 物业、存货及应收账款等用于企业贷款；及
- 住宅抵押等用于个人贷款。

管理层关注担保的市场价值，如有需要，会要求提供额外的担保并进行减值评估。

本集团采取有序的方式处置抵债资产。处置所得用于清偿或减少尚未收回的款项。一般而言，本集团不会将得到的抵债资产用于商业用途。

逾期金融资产账龄分析

	2007年12月31日						
		未减值的逾期金融资产					
	未逾期	30天及以内	31-90天	90天以上	未发生减值的逾期金融资产小计	发生减值的逾期金融资产	合计
拆出资金	1,191	–	–	–	–	46	1,237
应收保费	4,568	–	–	–	–	179	4,747
应收分保账款	2,212	–	–	–	–	49	2,261
发放贷款及垫款	61,858	770	256	78	1,104	699	63,661
小计	69,829	770	256	78	1,104	973	71,906
减：减值准备	(185)	–	–	–	–	(624)	(809)
净额	69,644	770	256	78	1,104	349	71,097

2007年12月31日
人民币百万元

八、 风险管理(续)

3. 财务风险(续)

(1) 信用风险(续)

逾期金融资产账龄分析(续)

	2006年12月31日						
		未减值的逾期金融资产					
	未逾期	30天及以内	31-90天	90天以上	未发生减值的逾期金融资产小计	发生减值的逾期金融资产	合计
拆出资金	1,727	–	–	–	–	376	2,103
应收保费	2,965	3	2	2	7	256	3,228
应收分保账款	795	–	–	–	–	55	850
发放贷款及垫款	47,914	434	240	215	889	2,780	51,583
小计	53,401	437	242	217	896	3,467	57,764
减:减值准备	–	–	–	–	–	(3,017)	(3,017)
净额	53,401	437	242	217	896	450	54,747

于2007年12月31日,本集团为未发生减值的逾期贷款及垫款而持有的担保物公允价值约为人民币12.95亿元(2006年12月31日:人民币19.07亿元)。

于2007年12月31日,本集团为已发生减值的逾期贷款及垫款而持有的担保物公允价值约为人民币10.57亿元(2006年12月31日:人民币20.71亿元)。

还款条件经重新协商的金融资产

	2007年12月31日	2006年12月31日
发放贷款及垫款	**2,444**	2,336

(2) 流动性风险

流动性风险是指本集团无法筹集足够资金或不能及时以合理的价格将资产变现以偿还到期债务的风险。

本集团部分保单允许退保,减保或以其他方式提前终止保单,使本集团面临潜在的流动性风险。本集团通过匹配投资资产的期限与对应保险责任的期限来控制流动性风险及确保本集团能够履行付款责任,及时为本集团的借贷和投资业务提供资金。本集团的银行业务有潜在的流动性风险。本集团通过优化资产负债结构,保持稳定的存款基础等方法来控制银行流动性风险。

下表按未折现的剩余合同义务列示了本集团金融负债的到期情况。

八、 风险管理(续)

3. 财务风险(续)

(2) 流动性风险(续)

	2007年12月31日					
	已逾期	3个月以内	3-12个月	1年以上	投资连结	合计
短期借款	–	515	3,204	–	–	3,719
同业及其他金融机构存放款项	–	7,513	23	–	–	7,536
存入保证金	–	3,685	1,724	43	–	5,452
拆入资金	–	74	104	–	–	178
衍生金融负债	–	5	102	82	–	189
卖出回购金融资产款	–	13,595	–	–	424	14,019
吸收存款	–	50,662	15,275	7,666	–	73,603
代理买卖证券款	–	14,394	–	–	–	14,394
应付手续费及佣金	–	1,104	–	–	–	1,104
应付分保账款	–	1,964	452	–	–	2,416
应付职工薪酬	–	3,555	878	299	–	4,732
应付利息	–	225	248	101	–	574
应付赔付款	–	643	4,518	–	–	5,161
应付保单红利	–	7,006	–	–	–	7,006
保户储金及投资款	–	–	–	799	4,488	5,287
长期借款	–	–	155	4,115	–	4,270
其他负债	–	1,093	2,091	579	448	4,211
合计	–	106,033	28,774	13,684	5,360	153,851

	2006年12月31日					
	已逾期	3个月以内	3-12个月	1年以上	投资连结	合计
短期借款	–	–	527	–	–	527
同业及其他金融机构存放款项	–	3,234	231	–	–	3,465
存入保证金	–	3,991	1,519	52	–	5,562
拆入资金	–	992	–	–	–	992
衍生金融负债	–	19	119	286	–	424
卖出回购金融资产款	–	11,770	1,172	494	1,137	14,573
吸收存款	–	53,850	9,637	4,036	–	67,523
代理买卖证券款	–	3,750	–	–	–	3,750
应付手续费及佣金	–	894	–	–	–	894
应付分保账款	–	512	234	–	–	746
应付职工薪酬	–	1,077	172	884	–	2,133
应付利息	–	131	118	38	–	287
应付赔付款	–	3,981	–	–	–	3,981
应付保单红利	–	4,107	–	–	–	4,107
保户储金及投资款	–	58	–	242	3,749	4,049
长期借款	–	–	–	155	–	155
其他负债	–	1,464	181	118	208	1,971
合计	–	89,830	13,910	6,305	5,094	115,139

2007年12月31日
人民币百万元

八、 风险管理*(续)*

3. 财务风险*(续)*

(2) 流动性风险*(续)*

下表按剩余合同义务列示了本集团衍生金融负债名义金额的到期情况。

	3个月以内	3-12个月	1年以上	投资连结	合计
2007年12月31日	**470**	**1,191**	**877**	**–**	**2,538**
2006年12月31日	327	865	1,015	–	2,207

下表列示了资产的预计收回及结付情况。

	2007年12月31日			
	流动*	非流动	投资连结	合计
货币资金	**56,374**	**14,265**	**2,101**	**72,740**
结算备付金	**2,027**	**–**	**–**	**2,027**
拆出资金	**891**	**301**	**–**	**1,192**
交易性金融资产	**57,294**	**–**	**27,644**	**84,938**
衍生金融资产	**174**	**3**	**–**	**177**
买入返售金融资产	**36,457**	**–**	**–**	**36,457**
应收利息	**3,962**	**–**	**225**	**4,187**
应收保费	**4,388**	**180**	**–**	**4,568**
应收分保账款	**2,212**	**–**	**–**	**2,212**
应收分保未到期责任准备金	**1,527**	**1,088**	**–**	**2,615**
应收分保未决赔款准备金	**1,618**	**686**	**–**	**2,304**
应收分保寿险责任准备金	**6**	**–**	**–**	**6**
应收分保长期健康险责任准备金	**6**	**–**	**–**	**6**
保户质押贷款	**2,411**	**–**	**–**	**2,411**
发放贷款及垫款	**34,024**	**29,101**	**–**	**63,125**
存出保证金	**887**	**–**	**–**	**887**
定期存款	**10,988**	**21,360**	**9,383**	**41,731**
可供出售金融资产	**13,977**	**164,562**	**–**	**178,539**
持有至到期投资	**5,112**	**122,624**	**–**	**127,736**
长期股权投资	**–**	**2,207**	**–**	**2,207**
商誉	**–**	**610**	**–**	**610**
存出资本保证金	**–**	**1,560**	**–**	**1,560**
投资性房地产	**–**	**4,051**	**–**	**4,051**
固定资产	**–**	**7,894**	**–**	**7,894**
无形资产	**–**	**3,621**	**–**	**3,621**
递延所得税资产	**–**	**87**	**–**	**87**
其他资产	**2,275**	**800**	**141**	**3,216**
资产合计	**236,610**	**375,000**	**39,494**	**651,104**

* 预期于资产负债表日起12个月内收回或结付

八、 风险管理(续)

3. 财务风险(续)

(2) 流动性风险(续)

	2006年12月31日			
	流动*	非流动	投资连结	合计
货币资金	35,796	5,787	1,002	42,585
结算备付金	875	–	–	875
贵金属	111	–	–	111
拆出资金	1,727	–	–	1,727
交易性金融资产	26,823	–	17,180	44,003
衍生金融资产	10	11	–	21
买入返售金融资产	6,951	–	300	7,251
应收利息	3,208	–	41	3,249
应收保费	3,000	73	–	3,073
应收分保账款	746	49	–	795
应收分保未到期责任准备金	1,475	962	–	2,437
应收分保未决赔款准备金	1,220	504	–	1,724
保户质押贷款	1,381	–	–	1,381
发放贷款及垫款	27,886	21,266	–	49,152
存出保证金	334	–	–	334
定期存款	26,609	32,498	6,309	65,416
可供出售金融资产	744	94,456	–	95,200
持有至到期投资	1,845	127,405	–	129,250
长期股权投资	–	415	–	415
商誉	–	409	–	409
存出资本保证金	–	1,520	–	1,520
投资性房地产	–	1,660	–	1,660
固定资产	–	4,552	–	4,552
无形资产	–	940	–	940
递延所得税资产	–	888	–	888
其他资产	2,579	1,641	100	4,320
资产合计	143,320	295,036	24,932	463,288

* 预期于资产负债表日起12个月内收回或结付

4. 资产与负债失配风险

本集团资产与负债管理的目标是匹配资产与负债的期限与利率。在目前的法规与市场环境下,本集团没有期限足够长的资产可供投资,以与保险及投资合同负债的期限相匹配。然而,如果目前法规与市场环境允许,本集团将通过延长资产期限,以匹配新产生的保证收益率较低的负债,并减少与现有的保证收益率较高的负债的差异。

5. 经营风险

经营风险是指由于缺乏足够的针对业务流程、人员和系统的内部控制,或内部控制失效、或由于不可控制的外部事件而引起损失的风险。本集团在管理其业务时会面临多种由于缺乏或忽略适当的授权、书面支持和确保操作与信息安全的程序,或由于员工的错误与舞弊而产生的风险。本集团努力尝试通过制订清晰的政策并要求记录完整的业务程序来确保交易经过适当授权、书面支持与记录来管理其经营风险。

2007年12月31日
人民币百万元

九、 关联方关系及交易

1. 关联方关系

(1) 于本年度，本公司的主要关联方包括：

(i) 本公司的子公司；

(ii) 对本公司施加重大影响的投资方；

(iii) 本公司的联营企业；

(iv) 本公司的关键管理人员以及与其关系密切的家庭成员；

(v) 本公司的关键管理人员或与其关系密切的家庭成员控制、共同控制或施加重大影响的企业。

(2) 子公司及联营企业

本公司的子公司及本集团的联营企业基本资料及与本公司的关系分别详见附注五及附注六、15。

(3) 其他关联方

关联方名称	与本公司的关系
汇丰控股有限公司(以下简称"汇丰控股")	股东的母公司
汇丰保险控股有限公司(以下简称"汇丰保险")	股东
香港上海汇丰银行有限公司(以下简称"汇丰银行")	股东

于2005年8月底，汇丰控股通过其全资子公司汇丰保险及汇丰银行将其于本公司的股权增加至19.90%，成为对本集团具有重大影响的关联方。于2007年12月31日，汇丰控股通过其子公司持有本公司的股权比例超过16%。

(4) 于2007年12月31日，持有本公司5%以上股份的主要股东

股东名称	持股数量(股)	股份类别	占总股本比例(%)
汇丰保险控股有限公司	618,886,334	H股	8.43%
香港上海汇丰银行有限公司	613,929,279	H股	8.36%
深圳市投资控股有限公司	543,181,445	限售A股	7.40%
深圳市新豪时投资发展有限公司及深圳市景傲实业发展有限公司	720,710,154	限售A股	9.81%
源信行投资有限公司	380,000,000	限售A股	5.17%

(5) 根据中国证监会的有关规定，因交通银行股份有限公司(以下简称"交通银行")的一名董事同时也是本公司的董事，自2007年3月1日起交通银行被界定为本公司的关联法人。

九、 关联方关系及交易*(续)*

2. 关联方交易

(1) **重大交易**

本集团从汇丰银行收到的银行存款利息收入如下：

	2007年度	2006年度
汇丰银行	**13**	15
交通银行	**76**	不适用

汇丰银行按市场利率向本集团支付银行存款利息。上述银行存款利息收入占本集团本年度全部银行存款利息收入的0.4%。

(2) **与关联方往来款项余额**

	2007年12月31日	2006年12月31日
货币资金－汇丰银行	**153**	710
货币资金－交通银行	**395**	不适用

(3) **关键管理人员的报酬如下：**

	2007年度	2006年度
工资及其他短期雇员福利	**286**	127

关键管理人员包括本公司的董事、监事及公司章程中定义的高级管理人员。关键管理人员的虚拟期权形式的长期奖励计划费用(附注六65)未支付的部分未计入上述分析中。于2007年12月31日，本公司累计授予关键管理人员的虚拟期权为形式的长期奖励计划为20百万单位(2006年12月31日：20百万单位)，计入本年度利润表的关键管理人员虚拟期权费用为人民币6.12亿元(2006年度：人民币3.11亿元)。

2007年12月31日
人民币百万元

九、 关联方关系及交易*(续)*

2. 关联方交易*(续)*

(4) 本公司于本年度与下属子公司之间的关联方交易如下：

	2007年度	2006年度
收取银行存款利息收入		
深圳平安银行	**254**	1
平安银行(见附注五、2)	**–**	2
平安证券	**4**	2
合计	**258**	5
支付拆入资金利息支出		
平安寿险	**7**	4
平安产险	**8**	–
支付资产管理费		
平安资产管理	**–**	2
支付物业管理费		
平安物业	**18**	1
支付交易席位租用费		
平安证券	**–**	2
收取股利收入		
平安产险	**–**	570
平安寿险	**4,326**	4,966

(5) 本公司与下属子公司的关联方往来款项余额：

	2007年12月31日	2006年12月31日
银行存款		
深圳平安银行	**34,332**	11
平安银行	**–**	801
合计	**34,332**	812
交易保证金		
平安证券	**233**	2
其他应收款		
平安养老	**–**	200
其他应付款		
平安寿险	**14**	14
平安产险	**–**	1
平安证券	**–**	1
平安物业	**2**	–
合计	**16**	16

九、 关联方关系及交易*(续)*

2. 关联方交易*(续)*

(6) 本公司向下属子公司提供的担保如下：

	2007年12月31日	2006年12月31日
平安证券	–	800
平安置业	890	–
平安信托	–	300
平安海外控股	2,856	500
合计	3,746	1,600

本公司并未就上述担保向下属子公司收取费用。

十、 受托业务

	2007年12月31日	2006年12月31日
信托受托资产	47,519	16,677
企业年金受托资产	4,983	634
委托贷款	1,654	2,120
资产管理受托资产	1,317	–
合计	55,473	19,431

十一、 或有事项

1. 担保

平安置业为若干由平安信托管理的信托项下的投资性房地产提供价值担保。于2007年12月31日，上述担保金额为人民币零(2006年12月31日：4.26亿元)。

2. 诉讼

鉴于保险及金融服务的业务性质，本集团在开展正常业务时，会涉及各种估计、或有事项及法律诉讼，包括但不限于在诉讼中作为原告与被告及在仲裁中作为申请人与被申请人。上述纠纷所产生的不利影响主要包括保单及其他的索赔。本集团已对可能发生的损失计提准备，包括当管理层参考律师意见并能对上述诉讼结果做出合理估计后，对保单等索赔计提的准备。

对于无法合理预计结果及管理层认为败诉可能性较小的稽查、未决诉讼或可能的违约，不计提相关准备。对于上述未决诉讼，管理层认为最终裁定结果产生的义务将不会对本集团或其附属公司的财务状况和经营成果造成重大负面影响。

人民币百万元

十二、 承诺事项

1. 资本承诺

本集团有关物业开发的资本承诺如下：

	2007年12月31日	2006年12月31日
已签约但未在账目中计提	**7,921**	3,431
其中：已签约但尚未履行	**3,148**	21
已签约但尚未完全履行	**4,773**	3,410
已获授权但未签约	**456**	1,182
合计	**8,377**	4,613

本集团有关并购投资的资本承诺如下：

	2007年12月31日	2006年12月31日
已签约但未在账目中计提	**3,127**	2,276
其中：已签约但尚未履行	**1,692**	2,276
已签约但尚未完全履行	**1,435**	–
已获授权但未签约	**–**	–
合计	**3,127**	2,276

上述资本承诺是因为有关合同，协议于资产负债表日尚未签署或尚未履行完毕而存在。

2. 租赁承诺

本集团已签定的不可撤销经营租赁合同，在资产负债表日后以下会计期间需支付的最低租赁付款额如下：

	2007年12月31日	2006年12月31日
1年以内(含1年)	**420**	453
1年以上至2年以内(含2年)	**328**	306
2年以上至3年以内(含3年)	**202**	197
3年以上	**210**	211
合计	**1,160**	1,167

十二、 承诺事项(续)

3. 信贷承诺

	2007年 12月31日	2006年 12月31日
贷款承诺		
其中：原到期日在1年以内	**11,537**	5,565
原到期日在1年或以上	**3,274**	7,258
开出信用证	**621**	734
开出保函	**7,953**	6,536
开出银行承兑汇票	**8,453**	9,017
其他	**3,866**	5
合计	**35,704**	29,115

十三、 非经常性损益

扣除非经常性损益后归属于本公司普通股股东的净利润计算如下：

	2007年度	2006年度
归属于本公司普通股股东的净利润	**15,086**	7,342
加(减)非经常性损益项目：		
非流动资产处置损益	**(397)**	(45)
除上述项目之外的其他营业外收支净额	**82**	20
非经常性损益的所得税影响数	**88**	11
扣除非经常性损益后的净利润	**14,859**	7,328
减：归属于少数股东的非经常性损益净影响数	**(2)**	–
扣除非经常性损益后归属于公司普通股股东的净利润	**14,857**	7,328

本集团对非经常性损益项目的确认依照中国证监会会计字[2007]9号《公开发行证券的公司信息披露规范问答》第1号的规定执行。

2007年12月31日
人民币百万元

十四、 资产负债表日后事项

1. 本集团于2007年12月31日的保险责任准备金是本集团根据截至该日止的历史经验数据而作出的本集团于2007年12月31日未了保险责任的估计数。于2008年1月至2月期间，中国多个省份遭受了雨雪灾害天气。由于该事件属于资产负债表日后的非调整事项，因此本集团在估计2007年12月31日的保险责任准备金时，并未考虑该事件所造成的影响。截至本财务报表批准日，本集团对上述事项已发生赔付责任(扣除摊回分保部分后)约为人民币4亿元。

2. 于2008年3月19日，本公司董事会建议分派2007年度末期股息的预案，参见附注六。

3. 根据本公司于2008年1月18日召开的董事会会议及本公司于2008年3月5日召开的临时股东大会、内资股类别股东会议及外资股类别股东会议决议，本公司拟增发不超过120,000万股A股股票，并拟发行面值不超过412亿元分离交易可转债，募集资金净额将全部用于充实公司资本金以及／或有关监管部门批准的投资项目。上述A股增发及分离交易可转债发行方案尚需中国证券监督管理委员会核准后方可实施。

十五、 母公司财务报表项目附注

1. 货币资金

	2007年12月31日	2006年12月31日
银行存款	**40,625**	3,139
其他货币资金	**233**	−
合计	**40,858**	3,139

2. 交易性金融资产

	2007年12月31日	2006年12月31日
债券		
国债	**−**	24
央行票据	**1,953**	498
金融债	**1,004**	−
企业债	**2,086**	2,889
权益工具		
基金	**27**	417
股票	**3,106**	1,630
合计	**8,176**	5,458

十五、 母公司财务报表项目附注*(续)*

2. 交易性金融资产*(续)*

本公司分类为交易性金融资产的债券到期期限分析如下：

	2007年 12月31日	2006年 12月31日
固定利率		
3个月以内(含3个月)	**1,200**	946
3个月至1年(含1年)	**1,717**	1,477
4年至5年(含5年)	**60**	–
5年以上	**1,058**	983
浮动利率	**1,008**	5
合计	**5,043**	3,411

3. 定期存款

	2007年 12月31日	2006年 12月31日
固定利率		
3个月以内(含3个月)	–	50
3个月至1年(含1年)	**66**	501
5年以上	**223**	225
合计	**289**	776

4. 可供出售金融资产

	2007年 12月31日	2006年 12月31日
债券		
国债	**1,661**	1,159
央行票据	**400**	401
金融债	**379**	385
企业债	**206**	103
权益工具		
基金	**760**	22
股票	**905**	2,157
合计	**4,311**	4,227

2007年12月31日
人民币百万元

十五、 母公司财务报表项目附注*(续)*

4. 可供出售金融资产*(续)*

本公司分类为可供出售金融资产的债券到期期限分析如下：

	2007年12月31日	2006年12月31日
固定利率		
3个月以内(含3个月)	**200**	61
3个月至1年(含1年)	**942**	108
1年至2年(含2年)	**512**	1,154
2年至3年(含3年)	**–**	412
3年至4年(含4年)	**562**	–
4年至5年(含5年)	**400**	42
5年以上	**30**	30
浮动利率	**–**	241
合计	**2,646**	2,048

5. 长期股权投资

	2007年12月31日	2006年12月31日
平安寿险	**3,762**	3,762
平安产险	**2,973**	2,973
平安信托	**4,216**	4,216
深圳平安银行	**4,916**	4,916
平安海外控股	**561**	561
平安养老险	**485**	285
平安健康险	**475**	475
平安资产管理	**480**	180
合计	**17,868**	17,368

6. 拆入资金

	2007年12月31日	2006年12月31日
银行拆入	**–**	820

十五、 母公司财务报表项目附注(续)

7. 应付职工薪酬

	2007年度			
	年初余额	本年增加额	本年减少额	年末余额
工资、奖金、津贴、补贴	44	302	(188)	158
职工福利费	25	–	(7)	18
社会保险费	–	7	2	9
工会经费及职工教育经费	9	55	(8)	56
以现金结算的股份支付	508	772	(196)	1,084
合计	586	1,136	(397)	1,325

8. 应交税费

	2007年 12月31日	2006年 12月31日
企业所得税	247	51
营业税	32	20
其他	101	4
合计	380	75

9. 递延所得税资产及负债

	2007年 12月31日	2006年 12月31日
金融资产公允价值的变动	(195)	(172)
虚拟期权费用	205	79
合计	10	(93)

2007年12月31日
人民币百万元

十五、 母公司财务报表项目附注*(续)*

10. 投资收益

	2007年度	2006年度
利息收入		
债券		
可供出售金融资产	**92**	49
以公允价值计量且其变动计入当期损益	**96**	9
定期存款		
贷款和应收款	**11**	355
其他		
贷款和应收款	**3**	5
股息收入		
基金		
可供出售金融资产	**128**	66
以公允价值计量且其变动计入当期损益	**235**	7
股权投资		
长期股权投资	**4,326**	5,536
可供出售金融资产	**21**	2
以公允价值计量且其变动计入当期损益	**13**	9
已实现收益		
债券		
可供出售金融资产	**–**	–
以公允价值计量且其变动计入当期损益	**25**	35
基金		
可供出售金融资产	**122**	168
以公允价值计量且其变动计入当期损益	**(9)**	(1)
股票		
可供出售金融资产	**660**	19
以公允价值计量且其变动计入当期损益	**2,504**	190
衍生金融工具	**–**	4
卖出回购证券及拆入资金利息支出	**(119)**	(10)
合计	**8,108**	6,443

11. 公允价值变动收益

	2007年度	2006年度
交易性金融工具		
债券	**(132)**	(25)
基金	**(39)**	30
股票	**485**	409
衍生金融工具	**10**	–
合计	**324**	414

十五、 母公司财务报表项目附注*(续)*

12. 营业税金及附加

	2007年度	2006年度
营业税	**137**	23
城市维护建设税	**1**	–
教育费附加	**4**	1
合计	**142**	24

13. 业务及管理费

本公司业务及管理费包括以下费用：

	2007年度	2006年度
工资及福利费	**1,074**	677
社会统筹保险	**7**	9
固定资产折旧费	**15**	11
无形资产摊销	**7**	5

14. 所得税费用

	2007年度	2006年度
当期所得税	**410**	59
递延所得税	**(56)**	(15)
合计	**354**	44

本公司所得税费用与会计利润的关系如下：

	2007年度	2006年度
税前利润	**7,216**	5,966
以适用税率15%计算的所得税	**1,082**	895
税率变动的税务影响	**(14)**	–
不可抵扣的费用对确定应纳税所得的税务影响	**1**	4
免税收入对确定应纳税所得的税务影响	**(715)**	(855)
合计	**354**	44

十六、 比较数字

本公司于本年度首次执行企业会计准则，对比较数据进行了重述。

十七、 财务报表之批准

本财务报表业经本公司董事会于2008年3月19日批准。

根据本公司章程，本财务报表将提交股东大会审议。

1. 中国会计准则与国际财务报告准则编报差异调节表

按中国会计准则编制的财务报表与按国际财务报告准则编制的财务报表的主要差异如下：

合并净利润	注释	2007年度 人民币百万元	2006年度 人民币百万元
按国际财务报告准则		**18,688**	7,838
未到期责任准备金	(i)	**(113)**	16
寿险责任准备金	(ii)	**4,988**	4,723
递延保单获得成本	(iii)	**(9,373)**	(5,480)
递延所得税	(iv)	**883**	212
少数股东权益及其他		**13**	33
按《企业会计准则》		**15,086**	7,342

合并股东权益	注释	2007年12月31日 人民币百万元	2006年12月31日 人民币百万元
按国际财务报告准则		**111,822**	46,375
未到期责任准备金	(i)	**(199)**	(86)
寿险责任准备金	(ii)	**35,262**	30,023
递延保单获得成本	(iii)	**(41,305)**	(31,866)
递延所得税	(iv)	**1,547**	687
少数股东权益及其他		**107**	127
按《企业会计准则》		**107,234**	45,260

上述金额为扣除少数股东权益后的金额。

本公司的境外审计师为安永会计师事务所。

注释：

(i) 在中国会计准则报表中，寿险子公司提取的未到期责任准备金不低于当期自留保费收入的50%。在国际财务报告准则报表中，本集团按精算方法(1／365法)确定未到期责任准备金。

(ii) 在中国会计准则报表中，寿险责任准备金是根据中国保监会的有关精算规定计算。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号—保险合同》的规定及参照美国会计准则的要求计算各项寿险责任准备金。

(iii) 在中国会计准则报表中，佣金、手续费等新业务的保单获得成本于发生时计入损益。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号—保险合同》的规定及参照美国会计准则的要求，将佣金、手续费等保单获得成本予以递延，根据其所属险种不同，分别在预计保单年限内以预期保费收入的固定比例摊销，或在保单年限内以预计实现的毛利润现值的固定比例摊销。

(iv) 根据《国际会计准则第12号—所得税会计》，上述各项中国会计准则报表与国际财务报告准则报表的差异均为暂时性差异。因此，本集团按上述差异及估计未来转回时将适用的所得税税率确认递延所得税资产和负债。

2. 净资产收益率和每股收益

	净资产收益率		每股收益(人民币)	
	全面摊薄	加权平均	基本	稀释
归属于公司普通股股东的净利润	14.08%	16.88%	2.11	2.11
扣除非经常性损益后归属于公司普通股股东的净利润	13.86%	16.63%	2.08	2.08

本公司无稀释性潜在普通股。

3. 首次执行日股东权益调整修正分析

项目(人民币百万元)	2007年报披露数	2006年度披露数
2006年12月31日股东权益(原会计准则)	**36,668**	36,668
以公允价值计量且其变动计入当期损益的金融资产及可供出售金融资产	**16,937**	16,937
衍生金融工具	**(2)**	(2)
所得税	**(1,131)**	(1,131)
少数股东权益	**1,366**	1,366
H股上市公司特别追溯调整:		
寿险责任准备金	**(5,727)**	(5,727)
未决赔款准备金	**(1,401)**	(1,401)
长期股权投资差额摊销	**58**	58
土地使用权	**(56)**	(56)
其他	**(86)**	(86)
2007年1月1日股东权益(新会计准则)	**46,626**	46,626

上述首次执行日股东权益的调节过程与本集团2006年度财务报表附录二中披露的新旧会计准则股东权益差异调节表一致。

附录二 新旧会计准则净利润差异调节表

本公司属于原同时按照中国会计准则及国际财务报告准则对外提供财务报表的A股及H股上市公司。根据《企业会计准则第38号—首次执行企业会计准则》和财政部2007年11月发布的《企业会计准则解释第1号》的要求,本集团根据取得的相关信息,对因会计政策变更所涉及的相关交易和事项进行了追溯调整,并将会计政策在本财务报表所涵盖的各会计期间中一贯地采用。

根据中国证监会《公开发行证券的公司信息披露规范问答第7号—新旧会计准则过渡期间比较财务会计信息的编制和披露》(证监会计字[2007]10号)的规定,本集团编制了新旧会计准则净利润差异调节表,列示对2006年度利润表的追溯调整情况。

项目(人民币百万元)	金额
2006年度净利润(原会计准则)	5,986
未决赔款准备金	151
寿险责任准备金	(1,845)
衍生金融工具	52
金融资产	3,054
土地使用权	(12)
递延所得税	(104)
长期股权投资	60
2006年度净利润(新会计准则)	7,342

上述净利润为扣除少数股东权益后的净利润。

内部控制审核报告

安永华明(2008)专字第60468101_B12号

中国平安保险(集团)股份有限公司董事会：

我们接受委托，审核了后附的中国平安保险(集团)股份有限公司(以下简称"贵公司")管理层编写的《中国平安保险(集团)股份有限公司内部控制自我评估报告》(以下简称"内部控制自我评估报告")中所述贵公司于2007年12月31日与财务报表相关的内部控制的建立和实施情况。贵公司按照财政部颁布的《内部会计控制规范－基本规范(试行)》的有关规范标准的规定，对贵公司及其子公司于2007年12月31日与财务报表相关的内部控制的建立和实施的有效性进行了自我评估。建立健全合理的内部控制系统并保持其有效性、确保上述内部控制自我评估报告中所述与财务报表相关的内部控制的建立、实施和保持其有效性，以及确保上述内部控制自我评估报告的真实性和完整性是贵公司管理当局的责任，我们的责任是对贵公司上述内部控制自我评估报告中所述的与财务报表相关的内部控制的实施情况发表意见。

我们的审核是依据中国注册会计师协会颁布的《内部控制审核指导意见》进行的。在审核过程中，我们实施了包括了解、测试和评价内部控制建立和实施情况，以及我们认为必要的其他程序。我们相信，我们的审核为发表意见提供了合理的基础。

由于任何内部控制均具有固有限制，存在由于错误或舞弊而导致错误发生但未被发现的可能性。此外，根据内部控制评价结果推测未来内部控制有效性具有一定的风险，因为情况的变化可能导致内部控制变得不恰当，或对控制政策、程序遵循程度的降低。因此，在本期有效的内部控制，并不保证在未来也必然有效。

我们认为，于2007年12月31日贵公司及其子公司在上述内部控制自我评估报告中所述与财务报表相关的内部控制在所有重大方面有效地保持了按照财政部颁发的《内部会计控制规范－基本规范(试行)》的有关规范标准与财务报表相关的内部控制。

本专项报告仅供贵公司2007年年度报告之目的使用；未经我所书面同意，不得作其他用途使用。

安永华明会计师事务所	中国注册会计师	吴志强
中国　北京	中国注册会计师	黄悦栋
	2008年3月19日	

2007年度内部控制自我评估报告

第一部分前言

中国平安保险(集团)股份有限公司(以下简称"中国平安"或"公司")一向以国际化标准、专业透明的公司治理而著称。公司建立的"权责制衡的内部监管体系,专职专业问责制的董事会、高度负责的监事会、国际水准的高级管理队伍以及架构完整的各专业委员会",为公司持续稳健发展提供了保障。公司率先采用国际会计师审计、聘请独立的外部精算公司、国际咨询公司,并在同行中率先引入海外高级管理人才和国际先进的管理体系。

公司自1988年成立以来始终致力于构建符合国际标准和监管要求的内控管理体系,2007年公司开展内控架构改革,重新规划并设立了集团统一的内控管理机构——内部控制管理中心。通过完善专业子公司合规管理架构,建立合规管理政策和工具,合规的事前风险防范作用开始显露;各职能中心和专业子公司通过建立、完善内部管理制度,精算部门、各业务部门和各级机构对日常经营风险的监控进一步加强;通过全系统稽核监察架构改革建立的稽核垂直管理体制,实现了稽核监察资源的集中管理和调配,审计的独立性得到最大程度的保证,同时通过优化稽核、审计平台,推行远程审计,提高了稽核检查监督的工作效率。事前、事中、事后风险管控相辅相成、相互制衡的内控管理三道防线愈加坚固,有效防范了经营决策及管理风险,确保了公司的稳健经营。

2007年度公司采取的系列内控完善改进举措,使得公司内部控制执行情况在"规范成熟的公司治理结构、统一的内控管理、完善的制度体系、先进的管控模式和得力的团队管理"的内控环境中呈现不断优化态势。

现将本公司的内部控制情况报告如下。

第二部分 公司内部控制基本情况

一、 公司治理

"集团控股，分业经营，分业监管，整体上市"高度概括了公司国际化标准的公司治理结构。公司根据《中华人民共和国公司法》、《上市公司治理准则》等相关法律法规建立了完善的公司治理结构，股东大会、董事会、监事会，和管理层职责明确，并建立了完备规范的议事规则、决策机制、决策评估、责任追究机制和独立董事制度。股东大会、董事会、监事会，和管理层之间各负其责、规范运作、相互制衡，在内部控制中的权责清晰，为公司内部控制目标的实现提供了合理保证。2007年6月，公司被亚太区著名杂志《Corporate Governance Asia》及亚洲企业各界联合评选为"亚洲企业治理2007年度杰出表现奖"，是获得该奖项历史上唯一的中国大陆金融及保险企业，显示公司规范成熟的治理结构获得广泛认同。

二、 集团内审地位及架构设置

为强化董事会决策功能，确保董事会对管理层的有效监督，完善公司治理结构，根据《公司法》、《保险法》、《审计法》及公司章程等相关规定，在董事会授权下，公司于2002年成立了由半数以上独立非执行董事组成的集团审计委员会，全面审查和监督公司财务报告、内部审计方案及内部控制有效性，审阅和审查财务、经营、合规、风险管理情况。集团内审地位及架构设置为公司内控建设提供了强有力的组织保证。目前集团内审地位及架构设置如图示：


董事会
审计委员会
集团稽核监察部
上海分部
深圳分部
综合管理室
IT稽核室
监察室
稽核监察部
辖区机构
稽核监察部
辖区机构
平安产险
平安寿险
平安养老险
平安健康险
平安资产管理
平安信托
平安证券
深圳平安银行

(各专业公司设立稽核监察部门)

三、 公司内控制度建设及实施情况

公司自成立以来一直注重内控制度建设，按照法律、行政法规、部门规章以及上市规则的要求建立了涵盖公司层面、下属部门及附属公司层面、各业务环节层面及各项相关管理活动的较为健全的内部控制制度。2007年公司根据监管政策、行业准则以及公司管理制度的变化，进一步完善公司内部控制制度，并朝建立国际一流的内控体系迈进。

在注重执行的企业文化引导下，公司内控制度得到有效实施，2007年公司开展全面制度、流程检视工作，推动了制度、流程的完善优化和执行。稽核工作反馈情况显示业务活动合法合规性提高，员工违规行为减少，大案要案率显著下降。

四、公司风险控制活动

作为综合金融服务集团，公司在集团风险管理委员会(以下称"风管会")策划下，建立了风管会统一领导下的由各系列风险管理执行官、专家小组构成的覆盖各专业公司的风险控制体系。保险、银行和投资系列的风险管理执行官，分别负责监管保险系列子公司(产、寿、养老、健康险公司)，投资系列子公司(资产管理、证券、信托公司)及银行系列子公司(深圳平安银行)。保险及资产管理专家小组共同管理保险ALCO。银行系列风险管理委员会下设资产负债委员会，风险政策委员会，巴塞尔新资本协议管理小组，全面负责银行的风险管理。

(一)业务风险控制

1、保险类业务

作为以保险业务为核心的多元化金融服务集团，公司建立了完善的保险业务风险控制体系。风险控制活动涵盖所有业务经营管理各方面，主要包括产品开发、销售管理、核保核赔管理、服务质量管理、咨询投诉管理、再保业务管理、单证印鉴档案管理、业务处理系统、客户信息交叉使用等各个环节。集团风管会及所属保险专家小组、资产管理专家小组共同管理保险资金的资产负债匹配风险，定期评估利率风险、市场风险、信用风险。每个监控环节都充分明确了每类风险的识别、评估与防范控制措施。公司还建立了产、寿、养老险区域管理体制，进一步实现了业务经营管理的统一化、标准化、规范化。有关保险业务的风险控制活动详见附件1。

2、投资类业务

集团风管会监控投资业务风险，通过投资业务风险执行官和各子公司的风险管理部，定期识别及量化各业务线的市场风险、信用风险、流动性风险、集中风险及外汇风险。集团合规部监控政策法规风险及运营风险。有关投资类业务的风险控制活动详见附件2。

3、银行类业务

银行风险管理委员会负责监控整体风险管理。风险政策委员会具体负责制定、管理风险政策；首席风险执行官组织、领导全行风险管理工作。总行设立了相关职能部门具体负责风险管理工作。风险控制活动涵盖授信、资金、存款及柜台、中间业务等各业务环节，有效防范了银行资产负债匹配失衡风险、市场风险、信用风险、流动性风险及组合战略风险。有关银行业务的风险控制活动详见附件3。

(二)财务控制

公司历来重视财务风险的控制，控制活动涵盖财务会计制度、职务牵制、财务报告、实物资产管理、资产减值准备管理、负债管理、预算控制与费用管理、财务系统、资金控制、税务管理等方面。此外，公司正在推行会计作业的集中处理模式，确保财务、会计信息真实、准确。有关财务方面的风险控制活动详见附件4。

(三)人事管理控制

人力资源管理中心负责公司薪资、绩效和员工关系方面的操作和管理，通过制定并执行一系列配套规定、管理制度、办法及操作手册等，确保人事管理符合国家和地方的相关法律法规、维护员工合法权益且满足公司企业文化和战略执行的需要。

薪资管理方面，公司制定了薪资管理制度，明确公司薪酬理念、薪酬体系、各方职责及薪酬管理具体操作流程，并根据各级人力资源部门的管理成熟度进行分级授权和定期检视，动态调整，在确保决策效果的基础上提高了决策效率。人力费用纳入费用预算管理体系，通过对人力预算编制过程的监控和预算执行结果的考核，确保人力预算编制科学、合理，人力费用使用合规。薪资计算，包括税金等各项扣款均通过薪酬系统自动执行；薪资支付采用集中支付模式，授权统一由集团的员工服务中心转至员工的银行帐户；薪酬系统数据通过系统接口进入财务核算系统，进行对应的财务核算，减少人为干预，保证薪资计算、支付和财务核算的安全、准确，降低风险。2007年，公司引进国际先进的Peoplesoft HR管理系统，进一步优化该模式，加强各环节的管控，提高系统稳定性和效率。

绩效管理方面，为深入贯彻"竞争、激励、淘汰"机制，提高员工的绩效能力，确保公司战略目标有效达成，公司不断优化绩效管理体系，秉持"结果导向、成败全责"的绩效管理理念，通过事前明确目标、事中检视与辅导、事后考核与结果反馈的过程管理模式，确保绩效结果公平、合理，并以此作为各项奖惩的基本依据，针对性地采取不同措施激励和促进员工自觉提高绩效水平，让优秀人才脱颖而出，保持队伍的活力和公司持续的市场竞争力。2007年，公司引进Peoplesoft HR管理系统，作为绩效管理的核心IT平台进行流程控制和管理。

员工关系管理方面，公司制定有《异动管理操作手册》，对入司报到、转正、内调、借用、实习、离司等环节的操作流程进行了详细释义，规范各异动环节的操作和管理，确保异动手续合法合规且得以顺利办理。合同的新签、续签、解除、终止等方面，公司均依据国家和地方的劳动法规办理，同时根据人员类别、岗位重要性及绩效考核结果确定合同签订期限、试用期及违约、补偿金额等。人事档案管理方面，公司制定有《人事档案管理制度》，严格按照国家档案管理制度相关规定，遵循统一管控、分级管理、安全保密的原则，对员工的人事档案进行了科学、规范的管理，有效归存和利用。

招聘管理方面，公司制定了各类人员招聘管理制度，根据人力规划和招聘目标进行人员需求分析、招聘信息发布、应聘信息收集、人员筛选等全过程管控。招聘活动遵循明确计划、规范标准、突出潜质、严格核人、责任追踪、高效服务和定期检讨的策略，以确保招聘效率和招聘质量。

（四） 信息技术控制

作为金融企业，本公司一直关注使用信息技术来提高风险防范能力，在系统设计和开发时已经充分考虑了风险管控功能，通过对各风险点的事前及事中逻辑校验和控制，建立系统数据完整性和有效性的检查机制，有效防范内部和外部道德风险；通过数据库触发器建立全面的数据修改事后稽核机制，增强数据库审计手段，从而有效地防范经营风险。

公司采用信息系统和数据集中管理的模式，所有信息系统和数据集中在总部管理。信息管理中心负责全公司信息系统的开发和维护，其他职能中心和保险专业子公司作为信息系统的用户，并不承担系统的开发和运维。信息管理中心的内部控制主要体现在以下六方面：

1、 *组织架构*

信息管理中心下设开发、运营、规划三个系列。各系列划分为多个职能部门，各职能部门职责清晰、分工明确，保证了信息技术的规范管理，有效地降低了内部技术管理风险。IT开发服务系列主要负责公司信息系统的开发和测试；IT运营服务系列主要负责公司信息系统（包括基础设施和应用系统）的运行监控和维护，保证系统能够正常运行；IT规划服务系列主要负责协助业务规划，信息管理中心内部工作流程的制定、事务管理和重大项目管理。系统开发部门只负责系统开发，系统维护由系统运营部门来操作。

同时，针对某些特别重要的工作，信息管理中心成立专门的部门和岗位来负责，做到专人专岗。例如：成立了应用开发支持部，专门负责应用系统的测试；成立了信息安全组，为公司信息和信息系统安全建设提供技术支持；每个开发部门都有QA岗，管理开发项目的质量。

2、 *系统开发控制*

系统开发和修改由开发部门负责，基于CMMI2级标准创建了一套最基本的软件开发项目的过程管理体系，包括：项目策划、项目监督与控制、过程与产品质量保证、软件配置管理、统一的需求管理体系、基本的项目开发生命周期。

开发的程序代码通过Clear Case进行统一的保存和版本管理，制定了明确的项目复审、项目变更、项目配置管理、项目质量监控等控制流程。

3、 系统运营控制

应用系统的维护由IT运营服务系列负责，运营服务流程遵循ITIL标准，有详细、完整的系统运营操作文档。所有的新建、变更、撤销操作都必须经过严格的审批和测试，确定没有问题后才能实施。对于应用系统业务数据的修改必须获得业务部门的审批和授权。系统运行实现7*24小时监控，对于系统异常能够及时发现、报警、处理，保证系统的稳定运行。

帐号管理方面，公司核心业务系统使用公司的UM(用户管理)系统进行统一的帐户和权限管理。帐号权限的申请必须经过业务部门负责人的审核，帐号的管理操作由信息管理中心系统运营部统一处理，并每半年对系统帐号权限进行集中的清理。UM系统与人事系统关联，确认申请员工身份，及保证员工离司后，其帐号和权限即时失效。信息管理中心虽然负责信息系统的开发和维护，但是要求信息管理中心内员工不能有业务系统的业务操作权限。

在深圳和上海建立了两个数据中心，管理所有基础设施和应用系统服务器。数据中心的建设符合国家标准，其管理通过了ISO9001认证，实现7*24小时监控，并定期对基础设置进行检查和测试。

4、 网络管理

目前公司的业务包括保险、银行、投资等多个领域，公司内部针对各业务领域划分了不同的网络区域和数据库，每个业务领域都有防火墙隔离和加密访问控制。对于银行、数字证书中心等有特殊监管要求的区域，划分了单独的物理空间和网络区域，实现真正的物理隔离，以满足监管部门对不同行业的安全监管要求。

5、 信息安全管理

信息管理中心成立了独立的信息安全团队负责推行及确保公司的信息安全管理和保护工作。公司遵照ISO27001标准建立了"平安信息安全管理体系"。

公司建立了计算机安全应急系统，制定了详细的应急方案，并定期检查、维护应急的设施、设备和系统，确保其处于适用状态。公司信息安全应急响应小组，负责信息安全事件的预警、响应和调查等工作，能够及时处理突发的安全事件。公司有专门的容灾备份队伍。在日常操作中，对数据库等重要信息实施了异地备份，在上海和深圳建立了互为备份的数据中心。此外，还制定了详细的灾备方案，并在日常变更管理中对应急计划进行及时升级和维护，定期举行了灾备演习。根据国务院信息化办公室发布的文件《重要信息系统灾难恢复指南》中对灾难恢复等级划分的规范性定义，公司的容灾能力已达到第5级"实时数据传输及完整设备支持"的水平。

6、 信息披露

目前公司涉及互联网信息发布的网站是PA18网站和行销支持管理网站，均已建立完善、安全的网上信息发布审核和检查制度，确保信息发布的合法、合规。

PA18网站是公司的门户网站，主要刊登来自内部及转载的金融信息，没有论坛、社区等可供网民自由发表言论的频道。转载的信息文稿必须来自正规网站且为已对国内公开发布的新闻。网站所有动态上传信息均须经过公司内部安全性、合规性审核。网站还配有监控人员，每天不定时抽样浏览网页，一旦发现问题会及时上报并纠正。

行销支持管理网站是公司面向内部业务员的网站，只有公司业务员能访问，主要为业务员提供行销咨询，并设有论坛作为交流场所。网站上发布的所有信息都须先经过公司内部专人审核，以确保所发布信息符合规定。论坛由公司市场部直接负责管理，并制定发贴规则和值班制度。所有在此论坛发布的信息都须经过值班人审核，以确保内容合规。

(五) 关联交易

根据保监会《保险公司关联交易管理暂行办法》的规定，公司制定了《关联交易管理制度》，以明确关联交易各相关部门的分工和基本处理流程，保证该类交易符合相关监管和信息披露的要求。2007年8月，董事会通过议案，授权执行董事在授权额度内对本公司与控股子公司之间发生的三大类重大关联交易进行审批。财务部门制定相关内部工作指引，规范了关联交易操作。资金部根据公司相关制度和监管机构批复的关联银行存款豁免额度，制定关联方交易银行存款额度管理办法，对公司及子公司在关联银行所开立帐户采取统一的限额管理(按法人公司核定)，定期统计关联银行帐户余额，上报异常情况。关联交易在上证所的披露事项及董事会和股东大会相关议案的准备工作由董事会办公室负责，在香港联交所的披露事项由法律事务部负责。

通过在公司全系统贯彻关联交易管理制度，控制了关联交易处理风险，同时提高了关联交易处理效率。

(六) 防范舞弊

公司严格执行《公司法》、《会计法》和《内部会计控制规范》等相关法律法规的规定，在岗位权限设置、物资采购、成本费用、资金、财务系统等方面建立了相关的内部控制制度和措施，防范舞弊。

在岗位设置方面，建立公司和各子公司的公司治理结构、各级经营管理组织架构规范及岗位分类，要求严格执行不相容职务相互分离控制的原则，保证公司内部部门、岗位及其职责权限的合理设置，形成互相制约，互相监督的机制。在物资采购方面，公司采取集中采购的管理方式，制定了招投标机制并要求在大额采购合同中增加反商业贿赂条款，对全系统采购活动的各环节实行制度管理和标准流程操作，保持公开透明，堵塞采购环节的漏洞，减少采购风险。在财务内控方面，公司成立了财务内控项目小组，建立内部财务内控平台，要求各专业子公司财务部每月上报财务内控与合规报告，保证业务、财务数据的一致性。在费用管控方面，严格实行报销双签制度，确保费用支出的合规性和真实性。在财务系统建设方面，积极推进自动制证，减少和消除人为操作。严格管控财务系统的用户权限，对于财务人员换岗、离司等情况，及时在系统变更权限，加强财务系统安全性控制。

五、 信息披露与沟通

集团执行委员会下设投资者关系管理委员会，专职负责信息披露，并制定了《投资者关系管理委员会工作手册》，对信息披露的制度与流程进行了详细规定。建立了董、监事沟通渠道，保持沟通畅顺、充分；建立了投资者回访制度，虚心听取意见和建议；建立了证券分析师沟通机制，提供信息支持；建立投资者查询机制，及时满足股东信息要求，严格保证所有股东在同一时间获得相同信息。为此，国际投资者对中国平安的信息披露给予了高度评价：披露的广度和深度达到国际领先水平；披露的信息完整、有连续性；数据信息的假设／计算严谨，可靠性高。

公司品牌宣传部具体负责公司对内对外的信息整合与发布、媒体关系管理及危机管理，识别、收集、处理、报告涉及公司目标实现及经营管理有效运作的内外部信息，使管理层及员工能够了解相关信息，遵守涉及其责任和义务的政策和程序。公司制定的《信息披露事务管理制度》、《重大突发事件应急处理规定》等相关制度，确保了及时、真实、完整地向监管部门和外界报告，披露相关信息，确保在出现紧急情况或重大突发事件时，相关信息能够得到及时报告和有效沟通。

六、监督

中国平安目前正着力推行事前、事中与事后三位一体的风险管理和监督体系，对业务环节和经营管理进行持续性的全方位、全过程的监督：合规部门通过制度评审、合规审查和合规检视，对各种风险进行事前识别和把关；通过审计工作平台和预警系统等，在集团的统筹协调下，由各专业子公司对各业务流程中的高风险环节进行高频率、持续的监控，实时发现、分析和处理各类问题，并督促责任部门及时进行整改；集团稽核监察部则通过风险导向的年度常规稽核，每年100%二级机构和50%三级机构的稽核覆盖率及重点检查高风险机构和业务环节，执行事后监督。监督体系如图示：

平安集团审计委员会领导下具有高度独立性的集团及专业公司的内控检查监督体系


第一道防线：风险的事前管控
第二道防线：风险管理的技术支持及事中管理
第三道防线：风险的事后监督
专业公司合规部门
集团合规部、法律事务部
风险管理委员会及银行/投资/保险附属委员会/各业务部门、风险管理部
专业公司及二级机构稽核监察部/法律岗
集团稽核监察部、法律事务部

具体说明如下：

(一) 事前监督

合规风险管理是公司内部控制的重要组成部分。公司在集团层面设立了合规部；在专业子公司层面设置合规部门、合规负责人或岗位，并在各部门内指定合规协调人，负责对各业务部门及业务环节进行日常合规支持、检视和监控。

集团合规部组织各层级合规人员对各自专业系列的合规风险进行信息收集、识别、量化、评估、监测和整合控制，建立合规风险监测关键指标体系及合规风险体系信息平台，并持续跟踪集团及各专业子公司合规风险的变化情况，进而汇总公司整体合规风险，并通过组织与合规内控管理工作相关的战略规划、管理策略等方面的专题讨论及对策研究，协助集团管理层制定合规内控政策。

集团合规部还负责组织集团及专业子公司进行合规风险自查工作，督促公司各部门进行制度梳理和检视。与此同时，合规部门根据合规检视情况，对各机构、各业务环节的重点风险进行筛选、提示，为稽核检查提供指导，提高稽核的深度和效率。

同时，各层级合规部门根据制度检视、法律意见及稽核反馈信息，查找公司制度上的缺失或瑕疵，发现制度执行过程中的偏差及其原因，并提出有针对性的制度、流程改进建议，协助相关部门建立健全公司的制度体系，从而建立起公司良好的合规环境与合规文化。

(二) 事中监督

事中监督包括业务部门的持续监控和审计工作平台的过程监督。

1、 *业务部门持续性监控*

公司采取各种手段确保各部门和员工在日常经营和履行职责的过程中持续获取相关信息，相关部门通过电脑系统监控和现场检查监控等措施，对内控制度的健全性、合理性、有效性进行检查、分析，并评估其实施的效率和效果。例如：理赔、核保、客服等部门建立并实施了相应的业务审计制度；财务部门每年开展财务大检查和财务工作达标评级活动。

2、 审计工作平台的过程监督

公司正在全力开展审计工作平台及预警系统、监察管理平台的建设和推广工作，通过搭建平台并制定操作规范、设计预警系统风险指标，推行日常、远程审计检查，极大地提高了稽核频率并使稽核监督重心从"事后"前移，对公司各个部门和各个环节进行全天候全过程的风险控制和监督，更及时地发现操作或道德风险，避免或减低公司风险和损失。

同时，预警系统指标数据和日常、远程审计结果亦为常规稽核确定重点机构和重点检查环节提供评估依据，有效地提高稽核效率。

（三） 事后监督

公司目前建立了由集团、上海／深圳稽核分部、子公司和二级机构稽核监察部组成的完善的稽核网络，并在国内同业中率先推出IT稽核。目前公司已拥有一支遍及全国的400多人的专职稽核队伍。集团稽核监察部及上海、深圳稽核分部以独立的身份对集团各职能中心和所有子公司及其二、三级机构进行全面的常规稽核，实现稽核检查的监督和风险防范功能；各子公司及其下属机构稽核监察部门则以内部人身份介入到子公司的所有日常内控管理工作，与集团稽核监察部形成内外合一的稽核监督体系。通过分布全国的稽核队伍，及时检查、揭露、追踪和防范经营管理中的各类风险。

公司采取四种稽核方式紧密结合模式：一是常规稽核－稽核部门依据国家法律法规和公司稽核管理办法，按照既定的范围、流程和方法对公司经营的各个环节进行常规性的稽核，常规稽核最后形成的是对被稽核单位内控状况的客观评价；二是专项稽核－通过全面深入地揭示公司经营管理中存在的各种有害现象，分析问题的成因和危害，提出解决办法和管控建议，有效地改善公司的业务品质、降低运营成本、提高管理效率，并减少风险的发生；三是离任稽核－根据《公司法》及《保险公司董事和高级管理人员任职资格管理规定》等国家法律法规和公司各项规章制度，以及各级领导干部的岗位责任，公司在干部离任时对其任期内的职业操守，有无违规违纪情况以及是否存在未了经济责任等问题进行的稽核；四是远程／日常稽核－大大提高审计监控频率，及时发现诈骗、不合法、不合规现象的苗头，防患于未然，对机构的日常经营管理起到帮助和促进的作用，有利于机构完善其内控体系。

在稽核监察的日常工作中，通过开展廉政教育、处罚申诉、案件查处及管理，通过对信访投诉跟踪、落实并及时反馈，通过修订公司《"红、黄、蓝"牌处罚制度》并监督其执行，严格执行公司相关制度规定；通过注重稽核的整改落实、建立规范的后续跟踪程序以确保稽核建议得到落实和改进等工作，保障和促进公司的风险管理和内部控制水平不断提升。

同时，公司内部稽核监察部门还与外部审计单位以及外部监管机构保持密切联系，收集分析外部审计和监管信息，更加全面地掌握公司的内控执行情况，并进行针对性的监督与管控。

第三部分内部控制检查监督工作的情况及对2007年工作计划完成情况的评价

根据公司构建"事前、事中、事后三位一体"风险监控体系的思路，各级合规部门和稽核监察部门是公司内部控制检查监督职能的执行主体，分别负责事前监测和事中监控、事后监督。

2007年，该两部门均全面完成年度工作计划，确保公司拥有健全且不断完善的内控制度体系，保持较高的风险管理水平。具体如下：

各级合规部门致力于建立合规制度体系，开展制度评审、合规审查和检视，搭建合规平台等工作，促进公司整体风险防范水平进一步提高：

1、 建立较为完备的合规管理制度体系：依据监管法规并参考国际成熟的内控运作模式，拟订《集团合规管理办法》、《合规管理工作手册》等合规政策和管理工具，基本实现与国际接轨；

2、 开展制度评审、合规审查和检视：全年累计评审新制度122个、新业务181个、新流程33个、新产品87个；累计完成现有制度检视159个，主流程检视465个，子流程检视1662个；跟踪法律法规、监管规定和行业规则的变化情况，向集团职能中心及子公司高级管理人员提供合规建议31条；充分利用合规检视成果，为常规稽核提供风险点提示清单108件；完成平安银行和深圳市商业银行合并的合规检视工作；

3、 搭建合规平台：全面启动合规风险识别平台和风险评级系统建设，实现合规风险管理进一步系统化、标准化；

4、 建立专业子公司风险指标及风险限额的汇报机制；

5、 指导专业子公司进一步规范公司治理机制，完善内控制度及管理体系，开展内部控制制度检视工作，全面监控内部控制风险，实现制度化管理。

各级稽核监察部门致力于完善稽核监察制度体系，开展稽核项目，优化稽核平台和组织架构、稽核队伍规划等工作，有效确保了公司主要内部控制的有效实施：

1、 进一步完善稽核监察制度体系，促进稽核工作标准化、规范化：编写《稽核监察工作手册》，作为稽核人员日常工作标准和工具；修订申诉管理、"红、黄、蓝"牌处罚等稽核监察管理制度，调整处罚执行、稽核报告签批流程，完善各项报表报告事项；制定新的案件管理流程，对系统内案件进行统一管理、督办和指导；完成《机构内控风险评级管理办法》初稿，为确定稽核现场检查频度、深度提供参考依据；

2、 完成稽核项目任务及整改跟踪：全年稽核项目计划完成率100%，共完成常规稽核402个、IT稽核18个、专项稽核191个、离任稽核299个；同时，定期对各项稽核检查结果进行整改跟踪；

3、 优化稽核平台：经过一年的运作，产、寿、养老险审计工作平台正常运行并不断优化，同时推动和支持证券、银行、信托审计工作平台的建设，引入先进的管理工具和手段，实现稽核监察纵向深入、全程监控全系统日常经营；

4、 优化稽核组织架构：把保险类子公司及所属二级机构稽核监察部门架构设置、人员管理、工作规划等纳入集团稽核监察部垂直管理范畴，以进一步提高稽核工作及稽核人员的独立性，更有效整合稽核资源；

5、 稽核队伍生涯规划、充实及转型：制定并实施集团稽核人员职业生涯规划方案，为稽核人员提供了多层次、多渠道的职务发展通道或专业化上升路线；同时加大稽核人员的充实，使稽核队伍保持应有的人力水平；制定稽核人员培训方案，在各级稽核监察部门之间实行稽核人员轮岗学习计划，以提高稽核人员专业水平，提升职业技能。

第四部分内控制度及其实施过程中出现的重大风险及其处理情况

公司内控体系随着公司的发展壮大愈加显现其"促管理、促效益、促发展"的功效，内控建设取得的显著成效有目共睹，但内控制度及其实施过程中仍然存在一些风险，主要表现在：

一是在风险识别与评估方面，由于新业务、新流程的不断快速更新变化以及新领域的不断拓宽，由此带来的风险点的识别、规范和控制需要一个过程，存在一定的滞后性风险。

对此，公司已自2007年开始加强合规事前风险管控职能，组织各级合规部门根据公司战略发展方向进行合规风险信息的收集、识别、量化、评估以及新制度、新流程、新业务评审等，以期将新业务、新流程的风险识别和评估工作尽可能提前，减少新业务、新流程实施后的风险。

二是在内部控制保证公司制度充分执行方面存在风险。近年来，随着公司跨越式大发展，业务规模的不断扩大，执行力对于公司愈显重要。近年公司在全系统不断强化"重在执行"的企业文化理念，但在实际工作中，仍有个别机构在面对机构或小团体利益时，制度执行不到位，有的机构甚至违规经营，损害了公司和行业的整体利益。

对此，公司在继续加强"守法+1"遵纪守法教育的基础上，一方面，推广日常审计，配合常规稽核，通过运用多种稽核手段提高稽核频率、广度和深度，最大程度查出不合规现象；另一方面，修订完善《"红、黄、蓝"牌处罚制度》，并加大处罚执行力度，惩戒不合规行为，营造良好的合规环境。

三是在内部控制从根本上杜绝违法违规行为方面存在风险。随着公司内部控制机制的不断完善，违法、违规案件及涉案金额均呈逐年下降态势，但还不能从根本上杜绝。个别机构合规经营意识薄弱，在地区市场无序竞争的环境下，为了抢占市场份额，扩大业务规模，存在核保不规范、手续费支付不规范等问题。

对此，公司已自2007年开始组织各级合规部门开展合规风险自查，督促业务部门进行制度梳理和检视等工作，并根据制度检视及稽核反馈信息，针对制度缺失和瑕疵，制度执行偏差提出制度，流程改进建议，增强内控制度体系的健全性，提高内控制度杜绝违法违规行为的效果。

四是公司现有内控制度、流程的制定，均以符合外部法律法规和监管部门要求为基础，未充分考虑制度，流程的设计及其实施的效率。随着公司违规违纪行为的减少，要实现"价值最大化"的公司目标，内控体系建设应在合规的前提下提倡提高经营效率、促效益、促发展。

对此，一方面，公司在制定或修订内控制度、流程时充分考虑其实施效率；另一方面，通过提高稽核队伍的专业水平和职业技能，促使稽核定位向"顾问型"转变，使稽核范围扩大至经营效率。通过高覆盖率的稽核检查把促效益、促发展的观念传播至各级单位。

综上所述，对于上述风险，公司经营管理层已有清醒的认识并已采取切实有效的措施。公司将继续加强内控体系建设，尽可能降低和化解风险。

第五部分完善内控制度的有关措施及2008年内部控制有关工作计划

2008年，公司将继续按照法律法规、保监会、银监会、人民银行、证监会等监管部门的相关规定以及香港联交所、香港证监会和上海证交所的要求，进一步加强内部控制建设，继续强化事前、事中，事后监督体系，完善监控的制度、方法和工具，并重点做好以下工作：

一、 进一步理顺内控中心架构，全面整合平安内控系统资源，充分发挥内控体系整体协同作战能力。

二、 推动集团和各系列专业子公司风险管理架构搭建。全面设计各系列风险指标及其限额，推动各系列开发或完善风险评估模型。

三、 完善内控管理制度和工作平台，建立全面自我评估机制，实现内部整体风险把控。保证稽核平台正常运作，正式启用合规平台，实行风险评级制度。启动风管、法律平台搭建。形成统一、规范内控管理工作标准，不断提升内控管理工作效率。

四、 打造优质内控队伍，建设平安经营管理人才库。全面实施稽核、合规员工生涯规划。完成并推广风管、法律人员生涯规划和培训计划。全面提高内控人员素质，增强内控队伍战斗力，打造一支精良的内控队伍。

五、 严格按照监管机关和董事会公司治理要求不断提高内部控制管理水平，保持与审计委员会和各类监管机构的良好关系。积极参与国家各类监管机构的规划研究工作，发挥公司影响力，提高公司声誉，为公司创造良好的内、外部经营环境。

附件1：中国平安保险（集团）股份有限公司风险控制活动——保险类业务

公司保险业务风险控制活动涵盖产品开发、销售管理、核保核赔管理、服务质量管理、咨询投诉管理、再保业务管理、单证印鉴档案管理、业务处理系统等各个环节。

一、 产品开发

（一） 确立公司的产品风险由子公司的产品管理委员会进行管理的架构。子公司的产品管理委员会负责制定各种标准和指南，以确保本公司特定产品之风险控制在可接受的限度内，并与特定的产品性质相符。在建立和实施产品开发内部控制制度中，强化风险控制涵盖岗位分工、产品调研、产品定价、产品支持、销售人员培训、行销辅助品等关键环节。

（二） 建立公司的精算主管、法律责任人以及产、寿险等子公司的相关首席执行官对各产品的设计和定价进行审批的制度，确保符合相关产品标准并遵守各种指南要求。

（三） 实施"两核"部门负责密切监督相关的政策与程序的监督机制。

（四） 设定总体自留风险限额并购买再保险，以进一步降低产品风险。

（五） 建立并实施产品开发管理程序在产品销售后对产品进行监控跟踪，例如，寿险子公司建立了产品开发管理程序，每月对销售、盈利情况进行跟踪分析。另外，公司持续跟踪新产品的销售，对重要的新产品，单独对其进行经验分析。

二、 销售管理

（一） 建立了比较完善的销售人员管理制度，以促进诚信行销。例如，产险子公司从新人培育到晋升、考核、淘汰等都建立较完善的体系，规定了《销售人员职业操守条例》等制度，对销售人员的聘任、考核、晋升、解聘做出了明确的规定，尤其是强调了销售人员的品质管理，对销售行为作出具体规范。又如，寿险子公司各业务系列（个险、银保）在人员管理上实现了标准化、规范化管理，制定了明确细致的制度进行规范和指引，对各系列销售人员在入司、晋升、考核、档案、佣金、薪酬、品质管理等各个方面进行了详细的规定，并严格执行。寿险子公司还建立了销售人员失信惩戒机制，针对销售过程中的违规行为如代签名、误导、不实告知、挪用保费等作出了明确的处理办法，建立业务品质评议委员会（简称"业评会"）对全体销售人员的重大品质案件进行审议和裁决。

（二） 建立统一的行销辅助品管理制度。公司采取行销辅助品由总公司统一设计，各分支机构征订的管理办法，对总、分公司行销辅助品相关作业流程和要求作出了明确的规定，以规范销售行为，防范销售误导。其中，寿险子公司制定了《个险行销辅助品管理办法》，实行分支机构辅助品开发报审制，采用编码管理方法严格保证行销辅助品的合规性。

（三） 建立健全业务品质管理制度。例如，产险子公司制定了《代理业务管理办法》、《代理管理达标考核办法》、《应收保费管理办法》、《续保业务管理办法》、《关于严格规范手续费提取的通知》等制度，按月对代理、车行、综拓、新渠道等业务进行专项分析，跟踪、督导业务品质良性发展；每年对机构代理业务管理进行达标检查和评定，保证合法、合规经营，不断提高机构销售管理水平。

此外，公司还通过电话、信函、人工等方式对新购买公司保险产品的客户进行售后跟踪服务，对客户反馈信息进行分析整理并定期追踪。

三、核保核赔管理

公司有明确的核保和核赔标准，并实施权责明确、分级授权、相互制约、规范操作的核保、理赔管理机制，通过明确的岗位职责、分级授权制度，结合日常考核及审计，强化核保核赔人员的风险管理意识，提高风险管理水平。

公司在国内同业中率先推行"两核"制度,"两核"人员只对业务品质负责，而不对业务量负责。这种将两核与业务拓展、行政管理工作分开的垂直专业化管理模式，提高了承保、理赔工作质量，控制了各类承保和理赔风险：

1. 建立首席核保／赔人管理机制：产、寿险等子公司在分支机构设立首席核保／赔人，为机构最高核保／赔权限管理者，在总公司核保／赔授权的范围内对机构内核保／赔作业负有最终审定权和解释权；

2. 制定明确的核保、核赔标准：核保方面，寿险制定了《个人寿险投保规则》及相关险种的续保规定；核赔方面，产、寿险等子公司制定了理赔案件受理、立案、审核签批、理赔调查及理赔卷宗缮制等方面的作业指导，为"两核"风险防范奠定了基础；

3. 实行权责明确的"两核"权限授权制度；

4. 对两核人员实施专业管理：实施"两核"专业技术人员评聘管理办法，详细规定核保、核赔人员适任条件、评聘考核、制式培训、专业操作等，定期进行人员的培训与考核。养老险子公司建立了包括《平安养老险两核人员评聘管理办法》、《养老险核赔人管理办法》、《养老险核保人管理办法》、《养老险业务审定委员会运作规程》在内的完善的"两核"人员管理制度，对两核人员实施专业管理，分级授权；

5. 建立全国后援管理中心，全面推行"两核"集中作业。集中后，新契约的录入、人工核保、问题件处理、撤件、承保等作业集中到后援中心操作，非立等可取的理赔案件的提调、保险事故的责任认定和保险金额理算以及审核和签批由后援中心操作，大大降低了公司"两核"环节的操作风险。

四、服务质量管理

(一) 建立专业审计制度，对服务质量进行规范管理。公司已陆续建立了理赔审计、核保审计、客服审计等专业审计制度，例如，在理赔审计方面，公司理赔部门开展了理赔人员资格与电脑用户管理检查、理赔案件抽查与典型案例评点、受益客户回访检查、车险理赔品质集中审计、理赔基础管理与理赔政策执行情况检查等，对理赔人员的专业技能、职业操守和服务理念予以指导、监督、考核，发现和总结机构理赔环节存在的问题，为机构理赔品质改善提出建设性意见；在核保审计方面，对核保、契调、体检的工作流程、制度建设和执行情况、核保工作质量等方面进行审计。

(二) 不断改进服务质量管理体系，进行有益的探索。例如，2007年产险子公司实施车险理赔提速行动、车险理赔减损行动，并采取创新理赔运作模式，提高第一现场查勘率、建立重大疑难案件调查制度等措施，确保服务质量不断提升。

(三) 统一投诉受理渠道和投诉处理服务机制。公司通过全国统一服务电话中心95511、95512，建立对内、外统一的投诉受理渠道，确保客户对理赔各环节的投诉能得到准确、及时地处理；同时，通过投诉系统，建立透明快速的投诉处理服务机制。95511、95512推行投诉结案客户、理赔结案客户100%的回访制度，回访结果作为改善服务以及两核人员服务满意度考核的主要依据。

五、咨询投诉管理

(一) 制度建设方面，建立了咨询投诉处理作业指导，制定了投诉受理、调查、拟定解决预案、协商、解决的操作、答复、结案与归档、纠正与预防措施等作业的相关要求。同时，明确了营销、区拓、保费、契约、理赔、银保、财务、稽核、品牌等部门的职责和相互之间的协作，从而保证了对咨询投诉处理中发现的问题的核实、分析、反馈、整改及跟踪监督。其中，产险子公司开发了投诉管理系统，完整记录投诉情况并提供数据分析。寿险子公司建立了首问接待制，当客户向公司寻求服务时，只需一次接触，其需求都能被记录，并通过信息系统传递到相关部门，由专业人员为客户提供及时服务。

(二) 在各级客户服务部门配备专门的投诉管理人员，通过定期发布投诉报告，对全系统的投诉情况进行分析，提出公司各服务环节的改进建议，为决策部门提供数据参考。例如，寿险子公司通过设立专门的投诉处理岗，使用投诉处理系统CCS系统进行管理，设置追踪提示、业务流转、业务处理等功能，大大提升了投诉处理时效及客户满意度。

六、 再保业务管理

公司建立并实施了科学的分保管理流程，建立了职责分明、互相制约的分保机制。例如，寿险子公司设置了职责明确的再保险管理团队和开发团队，科学评估以确定自留额和分保方式，对超出自动承保限额的人身险保件，由上海后援核保作业中心将其上报至总公司核保部做临时分保，保证及时、多层次、足额分保。而产险子公司设置了独立的再保部门，制定《再保险管理制度》，明确了商业比例再保合约、各险种非比例再保险合约、临时再保险、分入业务等再保处理的操作流程和管理办法，明确了再保账单报送、再保与"两核"管理、再保数据管理以及考核与奖惩规定。养老险子公司依据《团险再保临分作业规则》，对符合临分标准的业务由总部核保确定合理的自留额和分保方式进行分保。

七、 单证、印鉴、档案管理

(一) 单证管理方面，公司制定了完整的单证管理制度，明确了单证设置、征订、印刷、入库、保管、发放、回销和销毁等操作的管理，并制定了相关的罚则。此外，产、寿险等子公司均完善了原有的单证管理系统，大大加强了单证风险管控。养老险子公司对相关违规行为制定罚则，对相关人员按规定追究责任。

(二) 印鉴管理方面，为进一步规范和加强公司印章的刻制、保管、使用等管理工作，保证印章使用的合法性，公司制定实施印章管理有关规定，明确了公章刻制和保管、公章使用审批流程、部门印章管理、印章管理责任书签订、印章使用检查等相关规定。产、寿险等子公司还对下属三、四级机构的印章实行集中(到二级机构)管理，有效防范了印章保管、使用中存在的道德风险。产险子公司重新制定了《公章使用审批流程(修改版)》，明确了公章保管、使用登记、使用审批、授权管理等流程。养老险子公司对印章从刻制到销毁等一系列环节制定有非常详细的规定和要求。

(三) 档案管理方面，公司建立了完整的组织架构和管理制度。集团公司于2003年制定了《档案管理实施办法》，明确了档案的分类、档号标识和实体排列方法、档案的保管、借阅、统计、保密、鉴定、销毁、移交、岗位责任制及考核办法等，同时推广使用"平安文件处理系统"和"平安档案管理系统"，充分利用网络资源，实现信息共享，维护档案的完整与安全，有效地控制了档案管理的风险。

八、 客户信息交叉使用

公司为加强客户信息交叉使用的内部控制，制定了客户信息交叉使用规范。在制定和实施客户信息交叉使用内部控制制度时，强化了三类关键环节的风险控制：一是信息交叉使用的需求提出应包括全面的风险评估及应对措施；二是审批程序明确，严格遵守信息交叉使用的基本原则；三是数据移交过程应采取安全措施。

九、 业务处理系统

(一) 建立稳定、高效、能够对业务提供全面功能支持的业务处理系统。2007年，根据业务需要，养老险子公司建立企业年金业务管理系统，健康险子公司建立了医疗网络评估系统及质量标准。

(二) 制定业务处理系统的管理规章、操作流程、岗位手册和风险控制制度。其中，产险子公司制定了《机构网络系统安全管理规定》和《平安产险信息系统用户管理实施细则》，规范了用户权限申请和变更流程，明确了各系统用户权限分配原则，并对用户申请审批流程和要求进行了规定，成立了平安产险信息安全员队伍。

(三) 实施操作权限管理，并及时根据业务和控制需要对业务处理系统进行改进。产、寿、养老险业务处理系统已实现帐户权限集中管理，解决了公司分散授权、机构自行授权等问题，实现权限审批和分配的操作分开，审批和操作过程都通过ITSM portal逐笔记录，提高了信息安全性。

此外，公司还建立了产、寿险区域管理体制，分别成立了四个区域事业部。2007年寿险对原区域事业部进行了调整优化，增加了中西区事业部。各事业部除了负责推动区内机构销售外，还对机构的日常经营管理活动进行监控，对经营指标的异动情况进行监测。

附件2：中国平安保险(集团)股份有限公司风险控制活动——投资类业务

集团投资管理委员会及ALCO委员会定期召开会议，报告各类投资经营战略及各类投资风险，对市场风险值、信用风险值、风险限额执行情况、未来3-6个月现金流预测、第三方资产流动性决口、交易系统监察信息、重大案件及监察信息等风险指标的监测结果，以及资产管理公司、证券公司和信托公司的市场风险、信用风险、利率风险、资产负债匹配风险、运营风险等进行监控。

具体风险控制活动如下：

一、资产管理公司投资业务管理

平安资产管理公司负责集团本部及子公司的投资业务。资产管理公司拥有完善的公司治理结构，设有董事会、监事会和经营管理层，董事会、监事会、经营管理层分别建立了会议制度和议事规则，按照《公司法》的规定正常运作。在董事会下设置审计委员会，在管理执行层面设置投资决策管理委员会。目前正在管理执行层面筹备设置合规委员会，以达到对公司投资业务内控合规管理的统筹规划及有效监督。

公司目前设有合规、风险控制、稽核监察三个职能部门／室，正着力推行事前、事中与事后三位一体的风险管理和监督体系，对业务环节和经营管理进行持续性的全方位、全过程的监督，以实现对公司经营予以全面风险管理的目标。

公司于2005年对集团投资战略和投资管理平台进行了调整。新的管理平台界定了管理范畴，且具有管理多种货币、多种投资资金和服务多种客户的特点，实施了标准、专业、清晰的决策流程和投资审批流程，建立了严格的年度计划审批及月度KPI检讨追踪的经营例会制度。同时，投资决策管理委员会定期讨论和决定公司重大投资战略，确定各投资组合的投资方针、方向、原则和策略，审定组合资产配置方案。集团亦建立了明确的投资决策程序和授权制度，每一决策步骤均有明确的投资责任人和授权限制。集团合规部参与对投资管理制度及操作规定的合规评审，以保证投资流程正确、安全。资产管理公司合规部门、风险管理部门负责投资方面内控制度的制定和实施、投资活动的日常风险管理，并及时反馈风险评价信息。

根据公司核心品种投资平台、资产配置平台、包装销售平台、运营平台、共同资源平台等不同功能的划分，在公司经营管理层领导下设置了不同的业务部门和管理部门。经营管理层领导对各部门的分管职责明确、各部门的职责划分清晰，且将各部门的职责落实到岗。同时，特殊岗位的人员具有相应的知识、经验和技能，能有效履行岗位职责。

在业务活动控制方面，资产管理公司建立投资决策管理、投资操作管理、投资风险管理的架构。集团首席投资执行官领导的投资决策管理委员会制定公司的投资方针、投资方向以及投资原则和策略，公司分管领导组织各业务部门负责落实执行。公司已建立健全投资交易授权审批体系，在具体的投资交易活动中，由风险管理部对审批流程的合规性进行实时监督和控制。公司主要业务部门之间建立了健全的隔离墙制度，确保不同委托资产、不同业务部门相对独立；电脑部门、财务部门、监督检查部门与业务部门的人员不得相互兼任，资金清算人员不得由电脑部门人员和交易部门人员兼任。各业务部门制定了统一的业务指引和操作流程，针对业务的主要风险点和风险性质，制定明确的控制措施。在产品对外营销方面，公司已完成产品开发流程设计，对销售管理流程制定了相关制度予以规范和指引。修订投资审批流程和操作规范，设立客户服务及反馈流程，建立客户资料及档案保管制度，根据业务模式完成部分业务系统的改进。为提高公司投资决策、投资操作、投资风险管理的运作效力，避免人工操作的误差，公司已聘请专业咨询公司开发设计公司新投资管理平台系统，不断优化对投资业务的内部控制环境和条件。

2007年3月，中国平安资产管理(香港)有限公司(以下简称"香港资产管理公司")正式获得香港证监会颁发的在港从事第9类受规管业务的资格，即资产管理牌照，香港资产管理公司将有资格为公司内部各子公司和境内外机构提供股票、基金、债券等投资组合管理服务，从而与负责国内资产管理业务的平安资产管理有限责任公司一起，共同构成了中国平安强大而全面的管理与投资业务平台。

公司目前正在对投资业务系统进行更新，对系统功能进行改造与完善，以满足业务类型不断扩大、规模迅速扩张的发展趋势。系统各模块将把合规要求全面融入，提供风险指标，反映各类业务的市场、信用、利率、流动性风险情况；业务将按需求对IT系统持续提出新要求以不断优化。

公司的第三方资产管理业务规模正在不断扩大。为保证第三方资产管理业务符合公平交易的原则，促进第三方资产管理业务的规范运行，公司制定并发布了《公平交易投资管理制度》，全面、系统地规定了开展资产管理业务的原则、程序和方法，以确保第三方委托人的利益不受损害。

二、证券公司业务管理

证券公司建立包括风险管理委员会、风险管理部、各事业部内控协调人、各营业部风险经理的四级风险管理体系，负责对各项业务的事前和事中风险进行统一识别、评估、控制和管理。同时，通过制定配套的风险管理制度和内部控制措施，借助于先进的风险管理平台，对各项经营风险进行全方位的监督和管理。

风险管理主要制度包括《风险管理办法》、《风险管理部工作制度》、《风险控制指标管理办法》、《业务差错管理办法》、《风险管理委员会议事规则》、《授权管理办法》、《突发事件应急预案指引》等。

公司从2005年3月开始重新建设集中监控系统，于2005年6月投入运行。集中监控系统通过采集柜台交易系统、新意法人清算系统、交易所和登记公司、Oracle 财务系统和银证资金往来系统数据，数据间保持了相互的独立性。集中监控系统具有预警监控、稽核审计、查询统计、客户资金独立存管核对等多项功能。为了方便监管部门监管需要，公司集中监控系统提供了统一的接口，可以安全、快速的向上级部门报送监控报告，根据监管部门的要求可以与监管部门的相关系统对接，方便监管部门及时查询。公司还通过投资管理系统，权证风控系统等系统对自营、资产管理、衍生产品等业务进行日常监控。

公司建立以净资本为核心的监控体系，制定了《风险控制指标管理办法》，每日生成净资本计算表，财务企划部分析差异原因。风险管理部负责监控公司净资本的日常变化，履行预警和报告职责。财务企划部按中国证监会的有关要求，每月编制和上报财务报表和净资本报表，每一会计年度末，由会计师事务所对公司净资本计算表进行审计，并出具专项审计报告。公司净资本管理基本形成了事前评估、事中监控及事后报告与处理相结合的运行机制。

2007年，经过积极争取和充分准备，平安证券获得了中国证监会批复成为合规试点单位，是深圳唯一一家试点证券公司。合规管理及建设得到监管部门的认可，将对提高公司的分类监管评级及业务发展起到积极的促进作用。平安证券目前已经建立包括合规委员会、合规总监、合规部、各事业部内控协调人四个层级的合规管理架构体系。同时，证券公司将继续加强责任体系建设，强化内部约束机制，树立合规经营和风险控制为核心的责任理念。

公司实行证券营业部总经理负责制，明确规定了八类营业部不得从事的经营活动，并在营业部设风险经理履行一线监管职能，对营业部财务人员和电脑人员实行垂直领导和考核，配合经常性业务检查。

(一) 经纪业务：经纪业务由经纪业务事业部负责，公司相关部门对经纪业务进行后援支持和风险监控。经纪业务事业部对营业部实行统一管理，营业部实行总经理负责制，设风险经理履行风险控制的一线监管职能。同时完善和推行了财务、电脑委派制，总部对营业部财务人员和电脑人员实行垂直领导和考核。配合经常性的内部稽核，保证营业部不出现大的风险隐患。营业部严格在其经营范围内，根据公司授权进行经营活动。

(二) 投资银行业务：投行业务发展委员会负责投资业务重大经营决策，证券子公司设立发行承销业务的内核小组，由公司专业人士和外聘专家组成，投行业务所有签约项目事先须经合规部合规审查。

(三) 自营投资业务：公司自营业务的最高决策机构为公司董事会，公司自营业务规模和可承受的风险限额由董事会确定。公司设立投资决策委员会，负责公司自营投资项目的日常决策，自营部门执行投资决策委员会决定，与其他业务在人员、场地、信息等方面执行严格的隔离墙制度，在自营部门内部实行决策和执行完全分离。风险管理部定期量化市场风险，信用风险和汇率风险，把自营投资资金的风险限制在公司可承担的范围内。

三、 信托业务管理

信托业务作为保险、银行、投资等三大业务群中投资业务的一部分，主要由信托公司运作。

公司依据相关法律法规建立了健全完善的公司治理结构，公司股东会、董事会、监事会和经理层各负其责，规范运作，相互制衡，监事会充分发挥监督职能，董事会下设审计委员会、财务委员会、提名薪酬委员会和信托委员会，行使相应决策职能。

信托公司根据现行法律法规和公司信托业务发展的需要，建立了一整套信托业务操作、管理、控制制度，覆盖了信托业务研发、产品设计、业务报备、专用账户设立与管理、产品推介及设立、产品运营管理、信息披露、利益分配与审计、财产托管、财产终止等各个环节，对每个环节都充分明确了风险识别、风险防范措施和信托业务操作、审批流程及相关岗位职责。

公司还建立了业务和资产的风险识别、计量和控制的完整体系，运用包括敏感性分析在内的多种手段，对风险等进行持续监控，明确风险管理流程和风险化解方法。公司依据所处环境和自身经营特点设立了严密有效的四道业务监控防线：一是建立重要一线岗位双人、双职、双责，加强对单人单岗业务的监控；二是相关部门、岗位之间相互制衡，不同部门职责分工明确，不相容职务适当分离，信托业务运作严格遵照职责分离、信托业务与自营业务分离的原则，已设定有效的前台、中台、后台职责，有效防范风险；三是建立独立的监督部门对各项业务、各分支机构、各部门、各岗位全面实施监控、检查和反馈；四是对公司各类业务和风险实施总体控制。

此外，公司业务部门在日常经营和履行职责的过程中，遵照公司相关业务管理办法及风险管理制度的内控要求，对风险进行检查、分析和评估。内控部门则是借助多项风险评估和量化工具来实现管理：法律合规部运用流程测试表等工具，对公司合规风险进行信息收集、识别、量化、评估、监测和整合控制，同时为公司的各项业务提供合规咨询、培训、评审等工作，实现事前对法律合规风险的防范；风险管理部将通过建立统一的风险计量分析系统对各类风险进行全方位的有效地识别、计量、控制，以优化业务组合；稽核监察部则通过执行稽核检查，开展各种形式的廉政教育，处理申诉、信访投诉、案件查处和管理等工作，评估公司管理效率和对风险事项进行事后反馈。

信托公司管理规范，已成为业内资产优良的知名品牌，在监管机构历次检查中均获得好评。目前，信托公司各项关键指标均在业内位居前列，显示了公司良好的经营状况、稳健的经营风格和较强的风险控制能力。

附件3：中国平安保险(集团)股份有限公司风险控制活动——银行类业务

银行风险管理委员会是银行风险管理的最高决策机构，制定全行风险政策、制度并进行监督。风险政策委员会具体负责制定、管理风险政策；首席风险执行官是风险管理执行工作的最高责任人，负责全行风险管理工作的组织、领导。总行设立了风险管理部、信贷审批部、信贷作业部、信贷管理部、市场风险管理部、运营风险管理部等职能部门具体负责风险管理工作。上述委员会和职能部门的主要职责：一是负责拟定或修订所有经营部门和作业的风险管理战略、政策和流程，为董事会的决策提供依据，同时在全行范围内对组合风险战略、信用风险、市场风险、作业风险、内部欺诈和渎职、其他风险(诉讼、声誉等)进行监控；二是负责部门层面有关风险管理事项的重组事项、部门工作人员调整等。委员会以及信贷风险管理部的主要业务风险控制活动具体如下：

一、信用风险控制事项

主要包括拟定、批准银行的信用风险管理政策和流程，贯彻落实独立审批员制度等。

(一) 对公业务方面

1、 根据对公业务发展状况修订《公司业务信贷政策》，完善全行管理、监督、控制对公信贷工作的政策、机制、流程，详细规定了从事对公信贷及风险管理工作人员的责任和权限，并为银行从事对公信贷及相关风险管理工作的部门和人员开展相关工作建立了明确的标准、要求、制度。

2、 信贷风险评级是信贷风险管理的一项基本工具，是风险管理过程中重要且不可少的一部分。银行在遵循巴塞尔新资本协议、人民银行以及银监会有关信贷评级的基本原则与要求的基础上，编制《信贷风险评级体系》，将信贷风险评级分为十二级。银行信贷风险评级采用以风险为基础的评级方法，以评估客户的还款能力为核心，综合考虑还款的各类来源，包括客户的正常营业收入、授信担保等因素，根据授信的风险状况和回收率确定风险评级，从而揭示信贷资产的实际价值和风险程度，真实、全面、动态地反映信贷资产质量，发现信贷资产发放、管理、监控、催收以及不良资产管理中存在的问题，加强信贷管理，并为提取损失准备提供依据。

3、 制定《公司业务目标市场指引》，使银行可以通过行业分析识别客户所处的行业，了解行业运作的共同特点，认识行业面临的共同风险，为分析客户提供帮助；行业风险分析的结果将为银行确立目标市场(信贷投向)提供依据。

(二) 零售业务方面

1、 根据零售业务发展状况修订《零售业务信贷政策》，包括风险管理组织架构、信贷产品、目标客户及担保品、信贷基本政策、评分卡及风险评级、审核及审批制度和流程、信贷行政管理、贷后管理、风险分析及汇报要求等内容。

2、 制定《零售贷款风险分类管理办法》，为及时、动态地揭示银行零售贷款的风险状况，加强信贷管理，增强防范、化解信用风险的能力，以及计提贷款损失准备以及信贷责任认定提供依据。

3、 制定《个人信用贷款授信政策(适用于深圳地区)》，包括产品定义，借款人条件、产品规格、借款人偿债能力评估、贷款申请资料、贷款限额、贷放管理等内容。

4、 个人房贷方面，制定《个人房屋抵押贷款授信政策(适用于深圳地区)》以及《个人商用房抵押贷款授信政策(适用于深圳地区)》，明确贷款目的、贷款产品、抵押品、借款人及保证人、贷后管理及其他等事项。

5、 个人信用卡方面，制定深商行员工信用卡授信政策、信用卡寿险代理人以及寿险客户的授信政策。《个人信用卡发卡授信准则》也已修订完毕，正处于风险管理委员会的审核过程中。

6、 个人汽车消费贷款方面，制定《个人自用汽车消费贷款授信政策(适用于深圳地区)》以及《平安员工汽车消费贷款授信政策(适用于深圳地区)》。

(三) 中小企业方面

1、 制定中小企业信贷政策,包括授信基本政策、贷前调查流程、授信审批流程、贷后管理、授信组合管理等内容。

2、 为进一步促进中小企业业务的发展,加强小额信用贷款管理,制定《中小企业小额信用贷款管理办法(试行)》,其中对贷款条件,贷款金额、期限、利率和还款方式,贷款基本资料,打分测评和贷款审批,贷款发放与贷后管理,贷款组合管理等事项进行了阐述。

(四) 信贷管理制度建设

1、 实行信贷集中管理。对不同币种、不同客户对象、不同种类的授信进行统一管理,设置授信风险限额,避免信用失控。

2、 实行严格的审贷分离制度,授信岗位设置分工合理、职责明确,岗位之间相互配合、相互制约,做到审贷分离、业务经办与会计账务处理分离。

3、 制定了《授信流程管理办法(暂行)》和《授信业务操作规程》等一系列管理规定,进一步完善授信工作机制,规范授信额度,贷款授信业务管理,规范调查、评审、审批、出帐、授信后管理和问题授信等处理流程管理,保障本行授信业务健康发展。

4、 定期修订信贷政策。根据宏观经济形势,结合本行业务发展现状,为有效指引、促进信贷业务健康良性发展,定期修订公布《公司业务信贷政策》、《个人住房贷款授信政策》、《个人商用房贷款授信政策》、《个人汽车消费贷款授信政策》、《平安员工汽车消费贷款授信政策》、《公务员信用贷款授信政策》等一系列政策指引,严格把好新增贷款"准入关",存优汰劣,优化信贷资产结构。

5、 完善授信人员管理。总行建立独立审批员制度,完成制定《授信管理专员制度》以及《授信管理专员管理办法(草案)》。在《授信管理专员制度》中,就授信管理专员的定义、岗位的分布、级别与权限、评任条件、评任及晋级流程、表现评估以及培训等事项做出了明确规定。同时该制度还明确了管理专员的范围、考核与薪酬以及群体结构。独立审批员制度的建立以及上述制度的出台,将进一步推动银行信贷业务及信贷风险管理水平的长足发展。

二、 资金业务风险控制事项

(一) 加强资金运用管理

通过制定《资金与债券业务市场风险管理办法(暂行)》、《资金与债券业务内部控制与交易行为管理办法》、《资金与债券业务决策及风险管理办法(修订)》、《资金与债券业务决策及风险管理操作规程(修订)》等规章制度,实现资金业务组织结构的权限等级和职责分离的原则,做到前台交易与后台结算分离、自营业务与代客业务分离、业务操作与风险监控分离,建立岗位之间的监督制约机制,建立中台风险监控和管理制度,防止资金交易员从事越权交易,防止欺诈行为,防止因违规操作和风险识别不足导致的重大损失。并成立资产负债管理委员会,对资产、负债的结构,以及资产和负债的配比关系进行分析、评估和预测,并对调整方向、力度以及运用何种手段进行调整制定政策。

(二) 加强流动性风险的内部控制

通过制定《存贷比管理办法(试行)》、《头寸预报既付汇管理规定》、《资金头寸管理办法》、《人民币资金头寸管理操作规程》、《外汇资金头寸管理操作规程》、《流动性风险管理暂行办法》、《流动性风险应急计划管理暂行规定》、《内部资金管理暂行规定》等规章制度,加强本外币资金的风险管理,完善本外币资金管理体系,提高本外币资金的管理和调控能力,实现本外币资金安全性、流动性、效益性的统一,切实防范流动性风险。

三、 中间业务风险控制事项

为推动全行金融业务的战略转型，本行大力发展中间业务，根据银监会《商业银行中间业务暂行规定》，制定《中间业务管理暂行办法》等有关规章制度、操作规程和内部审核程序，强化中间业务的运营管理和风险管理，加强中间业务资质、人员从业资格和内部的业务授权管理。

通过制定《银行结汇、售汇及付汇管理规定》，规范办理结汇、售汇和付汇业务的审批、操作和会计记录，实行恰当的职责分离，确保结汇、售汇和收付汇业务的合规性。

通过制定《债券结算代理业务操作规程》、《外汇综合理财业务管理办法》、《外汇综合理财业务操作规程》等规定，明确办理代理业务时设立专户核算代理资金，完善代理资金的拨付、回收、核对等手续，防止代理资金被挤占挪用，确保专款专用，不介入委托人与其他人的交易纠纷。

通过制定《万事顺卡片管理办法》、《万事顺储蓄卡章程》、《吉祥VIP卡客户服务管理办法(试行)》、《信用卡业务管理办法(试行)》、《信用卡会计核算办法(试行)》等规定，坚持发行贷记卡全行统一授信管理原则，建立客户信用评价标准和方法，对申请人相关资料的合法性、真实性和有效性进行严格审查，确定客户的信用额度，并严格按照授权进行审批；完善重要凭证、银行卡卡片、客户密码、止付名单、技术档案等重要资料的传递与存放管理，确保交接手续的严密；坚持定期与持卡人对账制度，严格管理透支款项，切实防范恶意透支等风险。

通过制定《安盈理财客户管理暂行办法》、《盈丰理财产品操作规程》、《证券投资基金代销业务基本操作流程》、《证券投资基金代销业务资金清算流程》、《证券投资基金代销业务账户管理制度》等规定，对理财计划的研发、定价、风险管理、销售、资金管理运用、账务处理、收益分配等方面进行全面规范，严格遵守《商业银行个人理财业务风险管理指引》和《商业银行个人理财业务管理暂行办法》，切实防范在提供个人理财顾问服务和综合理财服务过程中面临的市场风险、信用风险、操作风险、流动性风险、法律风险、操作风险、声誉风险等主要风险。

同时，本行在研发新的投资产品时，制定相关的产品开发审批程序与规范；在进行任何新的投资产品开发之前，都就产品开发的背景、可行性、拟销售的潜在目标客户群等进行分析，并报董事会或高级管理层批准。

四、 市场风险控制事项

市场风险管理事项目前由ALCO负责。ALCO目前是全行资产负债管理的日常机构，主要负责的风控活动有审议市场风险、审议流动性风险，研究下一阶段资产负债业务的工作、审议资本及资产负债表，在不断优化资产负债结构的基础上，研究、制定良好的资本发展规划，审议监管指标以及审议资产负债业务品种的定价等事项。

在市场风险的控制方面，银行成立专门的市场风险管理小组、聘请高级经理人任银行市场风险管理执行官。目前，最新编制的《资金投资及市场风险管理政策与流程》正处于风险管理委员会的审核过程中。

五、 操作风险控制事项

银行成立了运营风险管理部，全面负责银行操作风险管理事项。包括：制定操作风险管理(控制)政策和流程并监督执行，信贷、IT及支行柜台业务操作情况的监督事项。另外，也负责检查双人操作、职能分离及其他内部控制体系效果等多项工作。

六、 业务处理系统风险控制事项

(一) 加强对人员的权限设置，加大密码技术的管理和应用力度

制定《银行系统用户管理制度》，对系统用户实施有效的用户管理和密码使用安全控制，对用户的创建、变更、删除、用户口令的长度、时效等均规定有严格的控制。

对使用计算机信息系统人员实行严格权限管理，员工之间严禁转让计算机信息系统的用户名或权限卡，员工离岗后应当及时更换密码和密码信息。

(二) 加强对总行各部门及分行的信息安全检查与监管

《数据通信线路使用与维护管理办法》对各支行、总行部室所用的电信部门提供的帧中继、DDN、SDH、ISDN和ADSL等通信介质和数据通信线路的使用、维护、检查和监管制定了详细的管理规定。

七、 关于落实新《企业会计准则》的有关内控措施

(一) 贷款减值准备

制定《信贷业务风险分类实施细则》、《非信贷资产风险分类管理办法(试行)》，对各类信贷类和非信贷资产的风险程度与实际价值进行风险管理，实行资产减值准备制定，严格执行《企业会计准则》等相关规定。

(二) 资金债券投资的分类和计量

制定《资金与债券业务内部控制与交易行为管理办法》、《资金与债券业务市场风险管理办法(暂行)》，对资金债券投资的分类、市场风险的识别、计量、监测和控制提供规范管理。我行运用OPICS资金交易与风险管理系统作为资金与债券业务风险管理的实现工具。前台、中台、后台的市场风险的识别、计量、监测和控制统一以该系统产生的数据为基础。使用VaR内部模型法计算市场风险资本，并严格按照银监会关于商业银行资本充足率管理的要求计提市场风险资本。采用缺口分析、久期分析、外汇敞口分析、敏感性分析、情景分析及内部模型法对所承担的市场风险水平进行量化估计，并运用压力测试、情景分析等非统计类方法进行补充。

八、 应急事件的内部控制

(一) 建立处理突发事件应急制度

制定《深圳平安银行防抢劫、防火灾及防台风应急预案》，建立处理突发事件应急制度，确保银行资金财产和员工、客户的人身安全，对可能发生的抢劫、火灾、台风等特殊情况规定了应急处理流程及相应措施。

制定《AS400主机双机热备应急切换管理办法》和《主机系统应急管理办法》，建立计算机安全应急制度，保障生产系统的安全运行和业务的顺利进行，规定了生产系统出现故障时详细的应急方案。

(二) 制定信息科技系统业务连续性计划

制定了《生产系统故障处理管理办法》和《主机系统应急管理办法》，当主机房发生渗漏水、火警、地震、恶意破坏、电源设备故障，以及主机系统、综合业务系统、卡系统、现代化支付系统、新同城支付系统、电话银行、网上银行、国际结算系统、客户与信贷管理系统、全成本系统、稽核与会计档案系统以及其他外联业务系统等出现故障等紧急情况时，规定了详细的处理工作流程和有效措施，确保信息科技系统的业务连续性。

附件4：中国平安保险(集团)股份有限公司风险控制活动——财务控制

公司财务业务的风险控制活动主要包括对财务会计制度、职务牵制、财务报告、实物资产管理、资产减值准备管理、负债管理、预算控制与费用管理、财务系统、资金控制、税务管理等。

一、财务会计制度

公司集团财务部根据《中华人民共和国会计法》、《企业会计准则》、《企业会计准则应用指南》等有关法律、法规，结合公司的具体情况，制定了集团公司会计制度，适用于集团公司和各子公司，以规范和统一公司的会计确认、计量和报告，提高会计信息质量。

公司于2007年1月1日开始执行财政部2006年发布的《企业会计准则》，公司董事会于2007年4月26日审议通过"关于执行《企业会计准则2006》的议案"。

针对新会计准则在金融工具计量、保险合同认定、再保险资产负债确认方法、投资性房地产确认计量、合并财务报告等方面的变化，公司对投资核算系统、保险业务核算系统、再保险核算系统、固定资产核算系统及合并报表系统等进行了改造，于2007年完成了账务层面的转换和会计科目调整等相关工作。

二、职务牵制

公司财务系列包括财务部、企划部、资金部等部门，集团下属各专业子公司分别设有独立的财务部门，每个部门下又分别有室建制。对于专业公司下属的二级机构，则采取了财务经理总公司委派制度。三级机构的财务负责人，由二级机构委派。此举大大增强了机构财务工作的独立性。总、分、支机构均根据职务牵制原则合理设置岗位，并明确各个岗位的职责。

三、财务报告

公司在集团财务部专门设置了财务报告室，负责中国会计准则和国际财务报告准则财务报告的编制、A股及H股上市会计信息披露、监管报表(报告)管理和披露，统筹集团会计决算和审计工作、集团会计信息质量监控和会计政策研究及运用等。各专业公司设置与之对应的职能架构或岗位，及时、准确地提供各自系列的财务报表，以配合编制集团合并财务报表，各专业公司并需确保其会计信息的真实、完整、准确。

四、实物资产管理

公司建立并保持了书面程序，明确了实物资产管理岗位的职责。公司制定了实物资产管理办法，确定了资产管理人员的岗位职责，明确了资产采购、入库、领用、调拨、维修、报废、盘点、保管与赔偿等管理流程以及资产管理考核办法。同时，寿险子公司还开发并使用了先进的资产管理系统，进一步提高公司资产管理水平。该系统将自2008年起在集团及其他子公司运用。

五、资产减值准备管理

公司按照《企业会计准则》的相关要求，于资产负债表日判断资产是否存在可能发生减值的迹象，如果存在减值迹象，将估计金额并进行减值测试；对因企业合并所形成的商誉和使用寿命不确定的无形资产，无论是否存在减值迹象，每年都进行减值测试，确保公司根据资产的可收回金额恰当地提取减值准备。

可收回金额的确定，是根据资产的公允价值减去处置费用后的净额与资产预计未来现金流量的现值两者之间较高者而定。本公司主要以单项资产为基础估计其可收回金额；难以对单项资产的可收回金额进行估计的，以该资产所属的资产组为基础确定资产组的可收回金额。资产组的认定，以资产组产生的主要现金流入是否独立于其他资产或者资产组的现金流入为依据。

六、负债管理

公司建立了国内领先的精算人员队伍和相应的管理制度，同时从国际上聘请多名专业精算人才。在产品设计、条款拟定、准备金提取、经验分析等方面严格按国际标准及监管部门要求执行。公司在产品设计、产品定价、再保与巨灾、准备金提取充足性等方面，采取了相应的风险管控措施。

七、预算控制与费用管理

公司实行全面预算管理制度，集团执行委员会下设的预算管理委员会对公司日常经营管理中的重大预算等问题进行决策。集团董事长、集团总经理、首席市场执行官、首席人力资源执行官、三大业务执行官、子公司CEO、直线经理在年度预算及三年规划编制过程中起主导作用，负责业务规划及发展战略的制定，对预算的制定、调整等工作进行沟通、审核和确认。集团企划部是预算工作的具体统筹者和预算编制过程的协调者，负责统筹、协调、推进集团整体预算编制的进行。各子公司贯彻执行预算管理政策，负责自身的预算控制与费用管理，科学合理分配资源，制定配套业务计划，以期实现最佳投入产出效果。公司在预算编制、审核、下发、调整、追加、分析、考核等方面，已经形成了一套完整的制度。

对于费用管控，公司推行费用全面预算管理，贯彻"有预算才能动支"的原则。各子公司都制定并实施了相应的财务权限管理办法，明确了各层级人员的审批权限。公司在财务系统中增加了预算管理模块，按科目的可控性，分别采用绝对控制、建议控制、无控制三种管理方式。这些措施，可以发挥费用预算日常预警、月度预算追踪与评估、季度分析预警等功能，实现了成本管控由事后控制向事前、事中控制的转移。

八、财务系统

公司建立了国内业界较为完善的财务系统，各子公司及其下属机构全部实现账务处理系统化，利用网络技术和系统功能实现总部对分支机构账务处理的远程即时监控，对账务处理的全过程可以实施有效控制。同时，公司针对财务系统制定了相应的管理规章、操作流程、岗位手册和风险控制制度，积极推进财务系统稳定、高效、安全等方面的建设，账务处理自动化程度日趋提高，确保了各项业务活动得到及时、准确的反映。此外，财务系统作为重要的操作平台，在各项管理制度的执行过程中，也起到不可或缺的作用。

九、资金控制

在资金管理方面，全系统的资金由集团资金部统一管理。公司推行财务收支两条线，实行资金的集中统一上划管理，取消了分支机构的资金运用权，收入帐户全额上划总公司，支出帐户按照机构的日常费用及赔付开支计划回调资金，并核定资金限额。资金由总部统一管理和运用，有效杜绝了资金分散管理可能带来的各类风险，提高了公司资金的使用效率及效益。资金部在银行账户管理、收支两条线管理、资金限额管理、网上银行管理、资金档案管理、二级机构对三级机构的管理等方面制定了详细的考核办法，并按月对各二级机构的资金管理状况进行非现场检查，并出具考核评分通报；在现金管理、银行票据管理和财务印鉴管理等方面亦要求专业子公司制定制度和办法。公司的有价证券也由集团资金部保管，并定期进行盘点。

十、税务管理

公司在集团财务部专门设置了税务管理室，主要负责统筹全集团税务日常管理工作和提供重大交易项目涉税意见，指导及协助各子公司开展纳税申报，保证各项税款依法、及时地申报和缴纳，合理税务规划，降低税务成本，防范税务风险。建立了税务申报多级审核制度和季度税务评估制度，以保证纳税申报及账务处理的正确性，提升各专业公司的税务管理能力。

各专业公司及分支机构财务部设置相应的税务管理专岗，负责专业公司及分支机构各项税费(个人所得税除外)的申报缴纳、外部税务检查情况汇报、税务健康自查，并定期提供税务管理工作报告。



证券简称：中国平安　　证券代码：601318　　编号：临 2008-006

中国平安保险（集团）股份有限公司
关于召开 2008 年第一次临时股东大会、
2008 年第一次内资股类别股东会议、
2008 年第一次外资股类别股东会议的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称"本公司"）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要提示：因网络投票系统的技术原因，股权登记日登记在册的所有 A 股股东在进行 2008 年第一次临时股东大会和 2008 年第一次内资股类别股东会议网络投票时，仅能投票一次，因此参加网络投票的股东在 2008 年第一次临时股东大会上投票，将视同在 2008 年第一次内资股类别股东会议上作出相同的投票；参加现场会议的股东将分别在 2008 年第一次临时股东大会和 2008 年第一次内资股类别股东会议上投票。

本公司于 2008 年 1 月 18 日在深圳市八卦三路平安大厦 6 楼董事会议厅召开了第七届董事会第十七次会议，会议决议召集本公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议，现将相关事宜公告如下：

一、会议召开基本情况

1．现场会议召开时间

2008 年 3 月 5 日（星期三）上午 10:00 开始举行 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议。

2．网络投票时间：2008 年 3 月 5 日（星期三）上午 9:00－11:30，下午 13:00－15:00

3．召集人：本公司董事会

4．现场会议召开地点：中国深圳市观澜镇平安金融培训学院

5．会议投票方式：会议采取现场投票与网络投票相结合的表决方式。 A 股股东既可参与现场投票，也可通过互联网参加网络投票。本公司将通过上海证券交易所交易系统向 A 股股东提供网络形式的投票平台，A 股股东可以在网络投票时间内通过上海证券交易所交易

系统行使表决权。同一表决权只能选择现场或者网络表决方式中的一种。同一表决权出现重复投票的，以第一次投票为准。

6．出席对象

（1）本公司股东

2008年第一次临时股东大会：截止2008年2月4日（星期一）下午3:00上海证券交易所A股交易结束后，在中国证券登记结算有限责任公司上海分公司登记在册的本公司A股股东；以及2008年2月4日（星期一）名列本公司于香港中央证券登记有限公司存置股东名册上的H股股东（本公司的H股股东将另行通知）。

2008年第一次内资股类别股东会议：截止2008年2月4日（星期一）下午3:00上海证券交易所A股交易结束后，在中国证券登记结算有限责任公司上海分公司登记在册的本公司A股股东。

2008年第一次外资股类别股东会议：截止2008年2月4日（星期一）名列本公司于香港中央证券登记有限公司存置股东名册上的H股股东（本公司的H股股东将另行通知）。

（2）不能亲自出席现场会议的股东可授权他人代为出席。

（3）本公司董事、监事及高级管理人员。

（4）公司聘请的监票人、见证律师及其他相关人员。

二、2008年第一次临时股东大会会议审议事项

1．《关于审议公司与交通银行关联交易的议案》

2．《关于公司向不特定对象公开发行A股股票方案的议案》

2.1 股票种类及每股面值

2.2 发行数量

2.3 发行方式

2.4 发行对象

2.5 本次增发股票的上市地

2.6 定价方式

2.7 募集资金用途

2.8 决议有效期

2.9 对董事会办理本次增发A股具体事宜的授权

3．《关于本次增发A股前公司滚存未分配利润处置的议案》

4．《关于公司发行认股权和债券分离交易的可转换公司债券的议案》

4.1 发行规模

4.2 发行价格

4.3 发行对象

4.4 发行方式

4.5 债券利率

4.6 债券期限

4.7 还本付息的期限和方式

4.8 债券回售条款

4.9 担保条款

4.10 认股权证的存续期

4.11 认股权证的行权期

4.12 认股权证的行权比例

4.13 认股权证的行权价格

4.14 认股权证行权价格及行权比例的调整

4.15 本次发行募集资金用途

4.16 本次决议的有效期

4.17 提请股东大会授权董事会办理本次分离交易可转债发行相关事宜

5. 《关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案》

6. 《关于审议前次募集资金使用情况报告的议案》

以上审议事项已经本公司于2008年1月18日召开的第七届董事会第十七次会议审议通过，具体议案内容请详见本公司同时发布的2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议资料。

除审议事项2和审议事项4以外的其他事项须经本公司2008年第一次临时股东大会表决，经出席股东大会有表决权的全体股东所持表决权的二分之一以上通过。

审议事项2和审议事项4须经本公司2008年第一次临时股东大会逐项表决，经出席股东大会有表决权的全体股东所持表决权的三分之二以上通过，并报中国证券监督管理委员会核准、香港联交所审查同意后方可实施。

三、2008年第一次内资股类别股东会议审议事项

1. 《关于公司向不特定对象公开发行A股股票方案的议案》

1.1 股票种类及每股面值

1.2 发行数量

1.3 发行方式

1.4 发行对象

1.5 本次增发股票的上市地

1.6 定价方式

1.7 募集资金用途

1.8 决议有效期

1.9 对董事会办理本次增发A股具体事宜的授权

2. 《关于公司发行认股权和债券分离交易的可转换公司债券的议案》

2.1 发行规模

2.2 发行价格

2.3 发行对象

2.4 发行方式

2.5 债券利率

2.6 债券期限

2.7 还本付息的期限和方式

2.8 债券回售条款

2.9 担保条款

2.10 认股权证的存续期

2.11 认股权证的行权期

2.12 认股权证的行权比例

2.13 认股权证的行权价格

2.14 认股权证行权价格及行权比例的调整

2.15 本次发行募集资金用途

2.16 本次决议的有效期

2.17 提请股东大会授权董事会办理本次分离交易可转债发行相关事宜

上述审议事项须经本公司 2008 年第一次内资股类别股东会议逐项表决，经出席股东大会有表决权的全体股东所持表决权的三分之二以上通过，并报中国证券监督管理委员会核准、香港联交所审查同意后方可实施。

四、2008 年第一次外资股类别股东会议审议事项

1. 《关于公司向不特定对象公开发行 A 股股票方案的议案》

1.1 股票种类及每股面值

1.2 发行数量

1.3 发行方式

1.4 发行对象

1.5 本次增发股票的上市地

1.6 定价方式

1.7 募集资金用途

1.8 决议有效期

1.9 对董事会办理本次增发 A 股具体事宜的授权

2. 《关于公司发行认股权和债券分离交易的可转换公司债券的议案》

2.1 发行规模

2.2 发行价格

2.3 发行对象

2.4 发行方式

2.5 债券利率

2.6 债券期限

2.7 还本付息的期限和方式

2.8 债券回售条款

2.9 担保条款

2.10 认股权证的存续期

2.11 认股权证的行权期

2.12 认股权证的行权比例

2.13 认股权证的行权价格

2.14 认股权证行权价格及行权比例的调整

2.15 本次发行募集资金用途

2.16 本次决议的有效期

2.17 提请股东大会授权董事会办理本次分离交易可转债发行相关事宜

上述审议事项须经本公司 2008 年第一次外资股类别股东会议逐项表决，经出席股东大会有表决权的全体股东所持表决权的三分之二以上通过，并报中国证券监督管理委员会核准、香港联交所审查同意后方可实施。

五、会议登记办法：

1．登记方式：

出席会议的个人股东持本人身份证、股东帐户卡；法人股股东持营业执照复印件、法人股授权委托书及出席人身份证到本公司董事会办公室办理登记手续。因故不能出席会议的股东，可书面委托他人出席股东大会，委托代理人出席的，还需持有授权委托书及出席人身份证登记（附件：回执和授权委托书）。股东也可以信函或传真方式进行登记。

2．登记时间：

欲出席会议的股东应当于 2008 年 2 月 12 日（星期二）或以前将拟出席会议的回执送达本公司董事会办公室进行登记。

3．登记联系方式：

联 系 人：刘程、杨旭、江宁

联系电话：（0755）2262 2101 / 2262 3215 / 2262 3210

传　　真：（0755）8243 1019 / 8243 1029

地　　址：广东省深圳市八卦三路平安大厦六楼

邮政编码：518029

六、网络投票的操作流程

1．网络投票时间：2008 年 3 月 5 日（星期三）上午 9:00－11:30，下午 13:00－15:00

2．投票流程

（1）投票代码

沪市挂牌投票代码	沪市挂牌投票简称	表决议案数量
788318	平安投票	32

（2）表决议案

议案序号	表决议案	对应的申报价格

1	关于审议公司与交通银行关联交易的议案	1.00 元
2	关于公司向不特定对象公开发行 A 股股票方案的议案	2.00 元
2.1	股票种类及每股面值	2.01 元
2.2	发行数量	2.02 元
2.3	发行方式	2.03 元
2.4	发行对象	2.04 元
2.5	本次增发股票的上市地	2.05 元
2.6	定价方式	2.06 元
2.7	募集资金用途	2.07 元
2.8	决议有效期	2.08 元
2.9	对董事会办理本次增发 A 股具体事宜的授权	2.09 元
3	关于本次增发 A 股前公司滚存未分配利润处置的议案	3.00 元
4	关于公司发行认股权和债券分离交易的可转换公司债券的议案	4.00 元
4.1	发行规模	4.01 元
4.2	发行价格	4.02 元
4.3	发行对象	4.03 元
4.4	发行方式	4.04 元
4.5	债券利率	4.05 元
4.6	债券期限	4.06 元
4.7	还本付息的期限和方式	4.07 元
4.8	债券回售条款	4.08 元
4.9	担保条款	4.09 元
4.10	认股权证的存续期	4.10 元
4.11	认股权证的行权期	4.11 元
4.12	认股权证的行权比例	4.12 元
4.13	认股权证的行权价格	4.13 元
4.14	认股权证行权价格及行权比例的调整	4.14 元
4.15	本次发行募集资金用途	4.15 元
4.16	本次决议的有效期	4.16 元
4.17	提请股东大会授权董事会办理本次分离交易可转债发行相关事宜	4.17 元
5	关于本次增发 A 股和发行分离交易可转债募集资金运用可行性的议案	5.00 元
6	关于审议前次募集资金使用情况报告的议案	6.00 元

股东对议案 2、4 的表决结果与对子议案的一项或多项议案分项表决结果不一致时，以对子议案分项的表决结果为准。

（3）表决意见

表决意见种类	对应的申报股数

同意	1股
反对	2股
弃权	3股

（4）投票举例

股权登记日持有本公司A股股票的投资者，对《关于审议公司与交通银行关联交易的议案》投票表决如下：

买卖方向	投票代码	投票简称	申报价格	申报股数	代表意向
买入	788318	平安投票	1.00元	1股	同意
买入	788318	平安投票	1.00元	2股	反对
买入	788318	平安投票	1.00元	3股	弃权

3. 投票注意事项

（1）股东只能选择现场投票和网络投票中的一种方式行使表决权，不能重复投票。如果出现重复投票将以第一次投票为准

（2）通过上海证券交易所交易系统对同一议案不能多次进行表决申报，多次申报的，以第一次申报为准，投票不能撤单。

（3）对不符合上述要求的申报将作为无效申报，不纳入表决统计。

七、其他事项：

1. 由于2008年第一次临时股东大会和2008年第一次内资股类别股东会议将向A股股东提供网络投票形式的平台，按照相关规定，本公司将于A股股权登记日（即2月4日）后三日内再次刊登召开2008年第一次临时股东大会及2008年第一次内资股类别股东会议的通知。

2. 会议时间不超过一个工作日。参加会议的股东食宿、交通等费用自理。

3. 本公司A股股份登记处中国证券登记结算有限责任公司上海分公司的地址为：上海市浦东新区陆家嘴东路166号中国保险大厦36楼。

4. 本公司H股股份登记处香港中央证券登记有限公司地址为：香港湾仔皇后大道东183号合和中心17楼1712-1716室。

中国平安保险（集团）股份有限公司

2008年1月18日

中国平安保险（集团）股份有限公司
2008年第一次临时股东大会、2008年第一次内资股类别股东会议
及2008年第一次外资股类别股东会议回执

致：中国平安保险（集团）股份有限公司（「贵公司」）

本人/吾等（注一）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

地址为＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

联系电话：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿ 为 贵公司股本中每股面值人民币1.00元之A股/H股＿＿＿＿＿＿＿＿＿股（注二）之登记持有人，兹通告 贵公司，本人/吾等拟（或由代理人代为）出席 贵公司于2008年3月5日（星期三）上午十时正假座中国深圳市观澜镇平安金融培训学院举行之2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议。

日期：2008年＿＿＿＿＿月＿＿＿＿＿日　　　　签署：＿＿＿＿＿＿＿＿＿＿＿＿

附注：

一、请用正楷填上登记在股东名册之股东全名及地址。

二、请将以 阁下名义登记之股份数目填上，并删去不适用之股份类别（A股或H股）。

三、请将此回执在填妥及签署后于2008年2月12日（星期二）或以前以专人递送、邮递或传真方式送达本公司董事会办公室（地址为广东省深圳市八卦三路平安大厦六楼518029或传真号码（0755）8243 5425 / 8243 1019 / 8243 1029）。

中国平安保险（集团）股份有限公司
2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议授权委托书

本人/吾等（附注1）______________________________，

地址为______________________________，

为中国平安保险（集团）股份有限公司（「本公司」）股本中每股面值人民币1.00元之 A股 / H 股 ________股（附注2）之登记持有人，**兹委任大会主席**（附注3）或______________，

身份证号码：__________地址：______________联系电话：__________，

为本人/吾等之代表，代表本人/吾等出席本公司将于2008年3月5日（星期三）上午十时正假座中国深圳市观澜镇平安金融培训学院举行之2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议（「大会」）及其任何续会，以审议并酌情通过召开大会通知所载之决议案，并于大会及其任何续会上代表本人/吾等及本人/吾等之名义依照下列指示（附注4）就该等决议案投票。

	决议案	**赞成**（附注4）	**反对**（附注4）
1	批准《关于审议公司与交通银行关联交易的议案》。		
2	批准《关于公司向不特定对象公开发行A股股票方案的议案》。		
2.1	股票种类及每股面值		
2.2	发行数量		
2.3	发行方式		
2.4	发行对象		
2.5	本次增发股票的上市地		
2.6	定价方式		
2.7	募集资金用途		
2.8	决议有效期		
2.9	对董事会办理本次增发A股具体事宜的授权		
3	批准《关于本次增发A股前公司滚存未分配利润处置的议案》。		
4	批准《关于公司发行认股权和债券分离交易的可转换公司债券的议案》。		
4.1	发行规模		
4.2	发行价格		
4.3	发行对象		
4.4	发行方式		
4.5	债券利率		
4.6	债券期限		
4.7	还本付息的期限和方式		
4.8	债券回售条款		
4.9	担保条款		

4.10	认股权证的存续期		
4.11	认股权证的行权期		
4.12	认股权证的行权比例		
4.13	认股权证的行权价格		
4.14	认股权证行权价格及行权比例的调整		
4.15	本次发行募集资金用途		
4.16	本次决议的有效期		
4.17	提请股东大会授权董事会办理本次分离交易可转债发行相关事宜		
5	批准《关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案》。		
6	批准《关于审议前次募集资金使用情况报告的议案》。		

日期：2008年_____月_____日　　　　股东签署(附注5) ____________________

附注：

1. 请用**正楷**填上全名及地址。
2. 请填上以 **阁下**名义登记与本代表委任表格有关之股份数目，倘未有填上数目，则本代表委任表格将被视为与所有登记于**阁下**名下之股份有关。请删去不适用之股份类别（A股或H股）。
3. 阁下如欲委任大会主席以外之其他人士为代表，请将「**大会主席或**」之字样删去，并在空栏内填上委派代表之姓名及地址。凡有权出席上述通告召开之大会并于会上投票之本公司股东均有权委任一位或以上人士代其出席及投票。受委任代表毋须为本公司之股东，惟须亲身出席以代表 阁下 。**本表格上之每项更改，均须由签署人简签示可。**
4. **注意： 阁下如欲投票赞成上述决议案，请在「赞成」栏内填上「√」号， 阁下如欲投票反对决案，请在「反对」栏内填上「√」号**。如未有任何指示，则 **阁下**之代表有权自行酌情投票或放弃投票。受委任代表亦可就大会通告所载以外而正式于大会上提呈之任何决议案自行酌情投票。
5. 代表委任文件须由 **阁下**或其正式书面授权之代表亲自签署，或倘委任人为法人单位，则须盖上公司印鉴或经由公司董事或其他获正式授权之人士签署。倘代表委任表格由股东之代表签署，授权代表签署之授权文件或其他授权书必须经公证人证明。
6. 倘属任何股份之联名持有人，任何一位该等联名持有人均可就有关股份亲身或委派代表于大会上投票，犹如彼为唯一有权投票者。然而，倘有一位以上联名持有人亲自或委派代表出席大会，则就任何决议案投票时，本公司将按股东名册内排名首位之联名股东之投票（不论亲自或委派代表），而其他联名股东再无投票权。
7. 代表委任表格及已签署之授权书或其他文件（如有），最迟须于大会或任何续会（视情况而定）指定举行时间24小时前交回本公司董事会办公室（就A股持有人而言）及本公司之H股份过户登记处（就H股持有人而言），方为有效。填妥及交回代表委任表格后，股东仍可出席大会并于会上投票。
8. 股东或其代表出席大会时须出示其身份证明文件。

中国平安保险（集团）股份有限公司

2008 年第一次临时股东大会、
2008 年第一次内资股类别股东会议、
2008 年第一次外资股类别股东会议资料

2008 年 1 月 18 日

中国平安保险（集团）股份有限公司

2008年第一次临时股东大会议程

现场会议时间: 2008年3月5日上午10:00
网络投票时间: 2008年3月5日9:30-11:30，13:00-15:00
现场会议地点: 中国深圳市观澜镇平安金融培训学院
主　持　人: 董事长马明哲先生

议程内容

一、宣布会议开始及会议议程

二、宣布出席会议股东及股东代理人人数、代表股份数及介绍参会来宾

三、审议各项议案

1、关于审议公司与交通银行关联交易的议案

2、关于公司向不特定对象公开发行A股股票方案的议案

3、关于本次增发A股前公司滚存未分配利润处置的议案

4、关于公司发行认股权和债券分离交易的可转换公司债券的议案

5、关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案

6、关于前次募集资金使用情况报告的议案

四、回答股东提问

五、投票表决

六、宣布会议结束

中国平安保险（集团）股份有限公司
2008年第一次临时股东大会文件目录

关于审议公司与交通银行关联交易的议案

各位股东：

中国平安保险（集团）股份有限公司（以下简称“本公司”）在日常业务过程中，按照一般商务条款与交通银行股份有限公司（以下简称“交通银行”）存在存款类日常交易。

由于本公司非执行董事王冬胜先生同时担任交通银行董事，根据《上海证券交易所股票上市规则》（以下简称“上市规则”）第 10.1.3 条，交通银行为本公司的关联法人。因此，本公司与交通银行之间的存款类日常交易构成了日常关联交易。

根据目前本公司与交通银行的业务合作情况及本公司未来三年的资金安排，本公司预计与交通银行进行存款类交易的年度最高额度将不超过人民币 390 亿元。

在遵守上市规则审批及披露程序的前提下，为提高本公司与交通银行日常关联交易的决策效率，本公司拟就 2008 年至 2010 年期间的任意一天在交通银行的存款余额上限不超过人民币 390 亿元的事项提交董事会和股东大会审议并披露。

根据上市规则第 10.2.5 条和第 10.2.12 条，存款类日常关联交易年度最高额度人民币 390 亿元应提交本公司股东大会审议。因此，董事会提请股东大会确认本公司2008年至2010年期间的任意一天在交通银行的存款余额上限不超过人民币 390 亿元，并授权本公司董事会秘书孙建一先生根据上海证券交易所的意见确定有关公告内容后发布。

根据香港联交所上市规则及公司章程第 102 条的有关规定，汇丰保险控股有限公司、香港上海汇丰银行有限公司和 HSBC CCF Financial Products (France) SNC 作为关联股东在本表决项目上回避表决，其所代表股份数不计入有效表决总数。

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

关于公司向不特定对象公开发行A股股票方案的议案

各位股东：

根据《国务院关于保险业改革发展的若干意见》（国发[2006]23号）的精神，为了适应金融业全面开放和保险业快速发展的需要，公司需进一步增强实力，为业务高速发展提供资本支持。

经核查，公司符合《中华人民共和国证券法》、《中华人民共和国公司法》、《上市公司证券发行管理办法》关于向不特定对象公开发行A股股票（简称“增发A股”）的条件。为此，公司拟申请增发A股，具体方案如下：

1．股票种类及每股面值

本次发行种类为人民币普通股（A股），每股面值人民币1.00元。

2．发行数量

本次增发A股股票不超过120,000万股，最终发行数量提请公司股东大会授权董事会在发行前根据市场情况与保荐人（主承销商）协商确定。

3．发行方式

本次增发A股采用网上、网下定价发行方式。公司本次增发A股股权登记日收市后登记在册的A股股东享有一定比例的优先认购权。具体发行方式、优先认购比例，提请公司股东大会授权公司董事会与保荐人（主承销商）根据市场情况协商确定。

4．发行对象

在上海证券交易所开设人民币普通股（A股）股东账户的机构投资者以及社会公众投资者（国家法律法规禁止者除外）。

5．本次增发股票的上市地

本次增发的A股股票拟申请在上海证券交易所上市。

6．定价方式

本次增发A股发行价格不低于公告招股意向书前20个交易日公司A股股票均价或前1个交易日的A股股票均价。具体发行价格提请股东大会授权公司董事会与保荐人（主承销商）协商确定。

7．募集资金用途

本次募集资金净额全部用于充实公司资本金以及/或有关监管部门批准的投资项目。详见《关于本次增发 A 股和发行分离交易可转债募集资金运用可行性的议案》。

8．决议有效期

自公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议批准本次增发 A 股方案的决议通过之日起 12 个月内有效。

9．对董事会办理本次增发 A 股具体事宜的授权

为保证本次增发 A 股有关事宜的顺利进行，特提请公司股东大会授权公司董事会在本次增发 A 股决议有效期内全权处理本次增发 A 股的一切有关事宜，包括但不限于：

（1）全权办理本次增发 A 股申报事宜；

（2）根据公司股东大会通过的本次增发 A 股方案，全权确定并组织实施本次增发 A 股的具体发行方案，包括但不限于聘任与本次增发 A 股有关的中介机构，确定具体的发行数量、发行价格、发行时间、发行方式、优先认购比例、发行对象等；

（3）签署、修改、补充、递交、呈报、执行与本次增发 A 股有关的各项文件和协议；

（4）如监管部门对上市公司增发股票有新的规定，可根据新规定对发行方案进行调整并继续办理本次增发事宜；

（5）本次增发完成后新增股份申请在上海证券交易所上市事宜；

（6）根据本次增发 A 股实施结果，修改公司章程相关条款并办理工商变更登记；

（7）在相关法律法规允许的情况下，全权办理其他与本次增发 A 股有关的未尽事宜。

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

关于本次增发A股前公司滚存未分配利润处置的议案

各位股东：

在本次增发 A 股完成后，为兼顾新老股东的利益，新老股东将有权根据持股比例共享本次增发 A 股发行完成前本公司的滚存未分配利润。

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

关于公司发行认股权和债券分离交易的可转换公司债券的议案

各位股东：

为了实现公司的可持续发展，公司拟申请向社会公开发行认股权和债券分离交易的可转换公司债券（以下简称“分离交易可转债”）。经核查，本公司符合《中华人民共和国公司法》、《中华人民共和国证券法》和《上市公司证券发行管理办法》中关于发行分离交易可转债的相关规定。本次分离交易可转债发行方案具体内容如下：

一、发行规模

本次拟发行分离交易可转债不超过人民币 412 亿元，发行不超过 41,200 万张债券，同时每张债券的认购人可以无偿获得公司派发的一定比例的认股权证。提请股东大会授权董事会根据市场情况并以所附认股权证全部行权后募集的资金总量不超过拟发行公司债券金额为限定条件，确定具体发行规模及认股权证的派发比例。

二、发行价格

本次分离交易可转债按面值发行，每张面值人民币 100 元。债券所附认股权证按比例向债券的认购人派发。

三、发行对象

发行对象为在上海证券交易所开设人民币普通股（A 股）股东账户的机构投资者以及社会公众投资者（国家法律法规禁止者除外）。

四、发行方式

本次分离交易可转债在中国境内公开发行。公司原 A 股股东享有一定比例的优先认购权，具体发行方式、优先认购比例提请股东大会授权董事会根据市场情况确定，并在本次分离交易可转债的《募集说明书》中予以披露。

五、债券利率

本次发行的分离交易可转债的利率水平及利率确定方式，提请股东大会授权董事会根据市场情况与保荐人（主承销商）协商确定，并在本次发行分离交易可

转债的《募集说明书》中予以披露。

六、债券期限

自本次分离交易可转债发行之日起6年。

七、还本付息的期限和方式

本次发行的分离交易可转债自发行之日起每年付息一次；在本次发行的债券到期日之后的5个交易日内，公司将按债券面值加上当期应计利息偿还所有到期的债券。

八、债券回售条款

本次拟发行的分离交易可转债募集资金若出现中国证监会相关规定认定的改变募集资金用途情况的，债券持有人拥有一次以面值加上当期应计利息的价格向公司回售债券的权利。

九、担保条款

本次发行的分离交易可转债不提供担保。

十、认股权证的存续期

自认股权证上市之日起12个月。

十一、认股权证的行权期

认股权证持有人有权在权证存续期最后5个交易日内行权。

十二、认股权证的行权比例

本次发行所附认股权证行权比例为2:1，即每2份认股权证代表1股公司发行之A股股票的认购权利。

十三、认股权证的行权价格

代表认购1股公司发行的A股股票权利的认股权证的行权价格不低于本次发行分离交易可转债《募集说明书》公告前20个交易日公司A股股票均价和前1个交易日公司A股股票的均价。具体行权价格及确定方式提请股东大会授权董事会在上述范围内根据市场状况与保荐人（主承销商）协商确定。

十四、认股权证行权价格及行权比例的调整

在认股权证存续期内，若公司A股股票除权、除息，将对本次权证的行权价格、行权比例作相应调整：

1．当公司A股股票除权时，认股权证的行权价格、行权比例将按以下公式调整：

新行权价格＝原行权价格×（公司A股股票除权日参考价/除权前一日公司A股股票收盘价）

新行权比例＝原行权比例×（除权前一日公司A股股票收盘价/公司A股股票除权日参考价）

2．当公司A股股票除息时，认购权证的行权比例保持不变，行权价格按下列公式调整：

新行权价格=原行权价格×（公司A股股票除息日参考价/除息前一日公司A股股票收盘价）

十五、本次发行募集资金用途

本次发行分离交易可转债募集资金不超过412亿元，所附认股权证由于持有人行权所募集的资金不超过债券融资规模，发行可转债募集资金净额将全部用于补充公司营运资金以及/或有关监管部门批准的投资项目；认股权证行权募集资金净额将全部用于补充公司资本金以及/或有关监管部门批准的投资项目。详见《关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案》。

十六、本次决议的有效期

自公司2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008 年第一次外资股类别股东会议批准本次分离交易可转债发行方案的决议通过之日起12个月内有效。

十七、提请股东大会授权董事会办理本次分离交易可转债发行相关事宜

提请股东大会授权董事会在本次发行分离交易可转债决议有效期内办理本次发行相关事宜，包括但不限于：

1．在法律、法规及其他规范性文件和《公司章程》允许的范围内，按照监管部门的要求，并结合公司的实际情况，在发行前明确具体的发行条款及发行方案，制定和实施本次分离交易可转债的最终方案，决定本次发行时机；

2．如发行前国家对分离交易可转债有新的规定、证券监管部门有新的要求以及市场情况发生变化，授权董事会根据国家规定以及证券监管部门的要求和市场情况对发行方案进行调整；

3．根据证券监管部门的要求制作、修改、报送有关本次发行的申报材料；

4．修改、补充、签署、递交、呈报、执行本次发行过程中发生的一切协议、合同和文件；

5. 办理本次发行的分离交易可转债中的公司债券和认股权证上市交易事宜；

6. 在进入权证行权期后，根据实际行权情况，对《公司章程》相关条款进行修订，办理工商备案、注册资本变更登记等事宜；

7. 聘请保荐人（主承销商）等中介机构以及办理与本次分离交易可转债发行及上市有关的其他事宜。

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

关于本次增发 A 股和发行分离交易可转债募集资金运用可行性的议案

各位股东：

根据公司发展战略和国内、国际金融市场的最新发展状况，为全面拓展各项业务提供充足的资金支持，保持公司在行业的领先地位，实现股东利益最大化，公司急需增加资本金和营运资金，积极扩展相关业务。

一、本次增发 A 股及发行分离交易可转债募集资金投向

本次增发 A 股募集资金净额全部用于补充公司资本金以及/或有关监管部门批准的投资项目。

本次发行的分离交易可转债募集资金净额全部用于补充公司营运资金以及/或有关监管部门批准的投资项目；认股权证行权募集资金净额全部用于补充公司资本金以及/或有关监管部门批准的投资项目。

主要用于以下方面：

1．增加资本规模、增强公司的资本实力、资金实力以及国际竞争力；

2．经有关监管部门批准的投资项目。

上述募集资金投向的主要考虑因素包括但不限于以下几个方面：

1．与保险、银行和资产管理等核心业务的战略匹配；

2．能够为公司业务的规模扩展和经营能力提高带来明显益处。

二、募集资金投向的可行性分析

公司是随着中国经济发展及金融市场不断扩大而成长起来的综合性金融服务集团。公司历次资本金规模扩大，有力的支持了公司各项业务的发展，并给股东带来了良好的收益。

2004 年底公司 H 股发行成功后，募集资金净额 132.79 亿港元，公司资本实力大幅上升，有力的支持了公司各项业务的开展；2007 年，公司成功登陆 A 股市场，募集资金净额 382.22 亿元，各项监管指标大幅改善，并为新老股东创造了可观的收益。公司成立以来的实践，充分证明了公司运用资本创造价值的能力。

三、募集资金投向的必要性

金融行业是资本规模高度相关的行业，随着中国金融行业的成长，公司作为中国领先的综合性金融服务集团之一，各项业务均处于高速发展之中。截至2007年9月30日，公司总资产已达6,237.22亿元（未经审计），较2006年末增长34.6%。各项业务的迅速发展，对公司的资本金规模、资本充足率提出了更高要求。

公司自成立至今，已发展成为涵盖寿险、产险、银行、资产管理等核心业务的全国性金融集团，并不断提高其在产品开发、营销管理、后台支持等方面的实力。公司计划利用募集资金贯彻其国内、国际市场自身与外部增长的发展战略。为实现这一目标，公司将保持长期以来为股东创造价值的经营理念，并谨慎付诸实践。公司将识别能从长远角度巩固盈利能力的业务领域，致力于寻找境内外投资发展机会，并有针对性地部署资本，实现技术借鉴与持续高速发展，这些业务领域包括已经进入的保险、银行和资产管理等核心业务。

基于以上考虑，公司本次募集资金运用是可行的、必要的。

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

关于前次募集资金使用情况报告的议案

各位股东：

根据中国证监会《关于前次募集资金使用情况报告的规定》（证监发行字[2007]500 号），公司董事会需就前次募集资金使用情况向中国证监会提交《前次募集资金使用情况报告》，报告具体内容请参见附件。

以上议案提请股东大会审议。

中国平安保险（集团）股份有限公司董事会

附件：

前次募集资金使用情况报告

本公司全体董事承诺本报告不存在虚假记载、误导性陈述或重大遗漏，并对其真实性、准确性、完整性承担个别和连带的法律责任。

本公司按照募集资金承诺使用情况，有效使用了募集资金：

一、前次资金募集情况

经中国证券监督管理委员会证监发行字[2007]29 号文批准，本公司 2007 年 2 月首次公开发行 A 股 1,150,000,000 股，收到股东认缴股款人民币 38,870,000,000 元，发生的相关发行费用人民币 648,075,640 元，扣除发行费用后募集资金金额为人民币 38,221,924,360 元（以下简称“募集资金”）。经安永华明会计师事务所出具的安永华明（2007）验字第 60468101-01 号验资报告验证，该笔资金已于 2007 年 2 月 15 日汇入本公司在深圳平安银行开立的募集资金专户。截至 2007 年 6 月 30 日，本公司注册资本变更尚处于监管机构审批过程中，募集资金全部存放于本公司在深圳平安银行开立的募集资金专户。

2007 年 10 月 26 日，本公司获得中国保险监督管理委员会《关于中国平安保险（集团）股份有限公司变更注册资本及修改公司章程的批复》批准，并于 2007 年 11 月 13 日取得国家工商行政管理总局换发的《企业法人营业执照》，注册资本变更为人民币 7,345,053,334 元（上述募集资金人民币 38,221,924,360 元中，人民币 1,150,000,000 元计入实收资本，其余人民币 37,071,924,360 元计入资本公积）。

二、前次募集资金实际投资项目变更情况

前次募集资金实际投资项目无变更情况。

三、前次募集资金实际使用情况

根据本公司首次公开发行股票（A 股）招股说明书披露的 A 股募集资金运用方案，“本次 A 股发行募集资金扣除发行费用后，将用于充实本公司资本金以

及/或有关监管部门批准其他用途。”

截至 2007 年 6 月 30 日，本次募集资金到位后，已全部用于充实本公司资本金，本公司于 2007 年 6 月 30 日的实收资本为人民币 7,345,053,334 元。充实资本金后，本公司各项业务保持快速稳定发展，2007 年 6 月 30 日，本公司合并净资产较上年末增长 106.35%，2007 年 1~6 月合并净利润较去年同期增长 104.4%。

前次募集资金使用情况对照表

截至 2007 年 6 月 30 日止

单位：元

募集资金总额：38,221,924,360				已累计使用募集资金总额：38,221,924,360		
变更用途的募集资金总额：0 变更用途的募集资金总额比例：0%				各年度使用募集资金总额： 2007 年：38,221,924,360		
投资项目		募集资金投资总额		截止日募集资金累计投资额		项目达到预定可使用状态日期
承诺投资项目	实际投资项目	募集前承诺投资金额	实际投资金额	募集前承诺投资金额	实际投资金额	
充实资本金以及/或有关监管部门批准其他用途	充实资本金	38,221,924,360	38,221,924,360	38,221,924,360	38,221,924,360	不适用

前次募集资金投资项目实现效益情况对照表

单位：元

实际投资项目	承诺效益	最近三年实际效益	截止日累计实现效益	是否达到预期效益
充实资本金	不适用	不适用	不适用	不适用

四、前次募集资金实际使用情况与公司定期报告披露的有关内容的比较

本公司在 2007 年中期报告董事会报告中披露前次募集资金实际使用情况如下：“本公司 2007 年 2 月首次公开发行 A 股，募集资金净额达人民币 382.22 亿元。截至 2007 年 6 月 30 日止，本公司注册资本变更尚处于监管机构审批过程中，募集资金全部存放于本公司在深圳平安银行开立的募集资金专户。”

本公司的前次募集资金实际使用情况与披露内容不存在差异。

五、结论

董事会认为，本公司按前次 A 股招股说明书承诺的 A 股募集资金运用方案

以前次募集资金充实了本公司资本金，有效使用了募集资金。本公司对前次募集资金的投向和进展情况均如实履行了披露义务。

中国平安保险（集团）股份有限公司

2008年第一次内资股类别股东会议议程

现场会议时间: 2008年3月5日上午暂定11:00（或紧接着2008年第一次临时股东大会结束后）

网络投票时间: 2008年3月5日　9:30-11:30，13:00-15:00

现场会议地点: 中国深圳市观澜镇平安金融培训学院

主　持　人: 董事长马明哲先生

议程内容

一、宣布会议开始及会议议程

二、宣布出席会议股东及股东代理人人数、代表股份数及介绍参会来宾

三、审议各项议案

1、关于公司向不特定对象公开发行A股股票方案的议案

2、关于公司发行认股权和债券分离交易的可转换公司债券的议案

四、回答股东提问

五、投票表决

六、宣布会议结束

中国平安保险（集团）股份有限公司

2008 年第一次内资股类别股东会议文件目录

关于公司向不特定对象公开发行A股股票方案的议案

各位股东：

根据《国务院关于保险业改革发展的若干意见》（国发[2006]23号）的精神，为了适应金融业全面开放和保险业快速发展的需要，公司需进一步增强公司实力，为业务高速发展提供资本支持。

经核查，公司符合《中华人民共和国证券法》、《中华人民共和国公司法》、《上市公司证券发行管理办法》关于向不特定对象公开发行A股股票（简称“增发A股”）的条件。为此，公司拟申请增发A股，具体方案如下：

1．股票种类及每股面值

本次发行种类为人民币普通股（A股），每股面值人民币1.00元。

2．发行数量

本次增发A股股票不超过120,000万股，最终发行数量提请公司股东大会授权董事会在发行前根据市场情况与保荐人（主承销商）协商确定。

3．发行方式

本次增发A股采用网上、网下定价发行方式。公司本次增发A股股权登记日收市后登记在册的A股股东享有一定比例的优先认购权。具体发行方式、优先认购比例，提请公司股东大会授权公司董事会与保荐人（主承销商）根据市场情况协商确定。

4．发行对象

在上海证券交易所开设人民币普通股（A股）股东账户的机构投资者以及社会公众投资者（国家法律法规禁止者除外）。

5．本次增发股票的上市地

本次增发的A股股票拟申请在上海证券交易所上市。

6．定价方式

本次增发A股发行价格不低于公告招股意向书前20个交易日公司A股股票均价或前1个交易日的A股股票均价。具体发行价格提请股东大会授权公司董事会与保荐人（主承销商）协商确定。

7. 募集资金用途

本次募集资金净额全部用于充实公司资本金以及/或有关监管部门批准的投资项目。详见《关于本次增发 A 股和发行分离交易可转债募集资金运用可行性的议案》。

8. 决议有效期

自公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议批准本次增发 A 股方案的决议通过之日起 12 个月内有效。

9. 对董事会办理本次增发 A 股具体事宜的授权

为保证本次增发 A 股有关事宜的顺利进行，特提请公司股东大会授权公司董事会在本次增发 A 股决议有效期内全权处理本次增发 A 股的一切有关事宜，包括但不限于：

（1）全权办理本次增发 A 股申报事宜；

（2）根据公司股东大会通过的本次增发 A 股方案，全权确定并组织实施本次增发 A 股的具体发行方案，包括但不限于聘任与本次增发 A 股有关的中介机构，确定具体的发行数量、发行价格、发行时间、发行方式、优先认购比例、发行对象等；

（3）签署、修改、补充、递交、呈报、执行与本次增发 A 股有关的各项文件和协议；

（4）如监管部门对上市公司增发股票有新的规定，可根据新规定对发行方案进行调整并继续办理本次增发事宜；

（5）本次增发完成后新增股份申请在上海证券交易所上市事宜；

（6）根据本次增发 A 股实施结果，修改公司章程相关条款并办理工商变更登记；

（7）在相关法律法规允许的情况下，全权办理其他与本次增发 A 股有关的未尽事宜。

以上议案提请类别股东会议审议。

中国平安保险（集团）股份有限公司董事会

关于公司发行认股权和债券分离交易的可转换公司债券的议案

各位股东：

为了实现公司的可持续发展，公司拟申请向社会公开发行认股权和债券分离交易的可转换公司债券（以下简称“分离交易可转债”）。经核查，本公司符合《中华人民共和国公司法》、《中华人民共和国证券法》和《上市公司证券发行管理办法》中关于发行分离交易可转债的相关规定。本次分离交易可转债发行方案具体内容如下：

一、发行规模

本次拟发行分离交易可转债不超过人民币412亿元，发行不超过41,200万张债券，同时每张债券的认购人可以无偿获得公司派发的一定比例的认股权证。提请股东大会授权董事会根据市场情况并以所附认股权证全部行权后募集的资金总量不超过拟发行公司债券金额为限定条件，确定具体发行规模及认股权证的派发比例。

二、发行价格

本次分离交易可转债按面值发行，每张面值人民币100元。债券所附认股权证按比例向债券的认购人派发。

三、发行对象

发行对象为在上海证券交易所开设人民币普通股（A股）股东账户的机构投资者以及社会公众投资者（国家法律法规禁止者除外）。

四、发行方式

本次分离交易可转债在中国境内公开发行。公司原A股股东享有一定比例的优先认购权，具体发行方式、优先认购比例提请股东大会授权董事会根据市场情况确定，并在本次分离交易可转债的《募集说明书》中予以披露。

五、债券利率

本次发行的分离交易可转债的利率水平及利率确定方式，提请股东大会授权董事会根据市场情况与保荐人（主承销商）协商确定，并在本次发行分离交易可

转债的《募集说明书》中予以披露。

六、债券期限

自本次分离交易可转债发行之日起6年。

七、还本付息的期限和方式

本次发行的分离交易可转债自发行之日起每年付息一次；在本次发行的债券到期日之后的5个交易日内，公司将按债券面值加上当期应计利息偿还所有到期的债券。

八、债券回售条款

本次拟发行的分离交易可转债募集资金若出现中国证监会相关规定认定的改变募集资金用途情况的，债券持有人拥有一次以面值加上当期应计利息的价格向公司回售债券的权利。

九、担保条款

本次发行的分离交易可转债不提供担保。

十、认股权证的存续期

自认股权证上市之日起12个月。

十一、认股权证的行权期

认股权证持有人有权在权证存续期最后5个交易日内行权。

十二、认股权证的行权比例

本次发行所附认股权证行权比例为2:1，即每2份认股权证代表1股公司发行之A股股票的认购权利。

十三、认股权证的行权价格

代表认购1股公司发行的A股股票权利的认股权证的行权价格不低于本次发行分离交易可转债《募集说明书》公告前20个交易日公司A股股票均价和前1个交易日公司A股股票的均价。具体行权价格及确定方式提请股东大会授权董事会在上述范围内根据市场状况与保荐人（主承销商）协商确定。

十四、认股权证行权价格及行权比例的调整

在认股权证存续期内，若公司A股股票除权、除息，将对本次权证的行权价格、行权比例作相应调整：

1、当公司A股股票除权时，认股权证的行权价格、行权比例将按以下公式调整：

新行权价格＝原行权价格×（公司A股股票除权日参考价/除权前一日公司A股股票收盘价）

新行权比例＝原行权比例×（除权前一日公司A股股票收盘价/公司A股股票除权日参考价）

2．当公司A股股票除息时，认购权证的行权比例保持不变，行权价格按下列公式调整：

新行权价格=原行权价格×(公司A股股票除息日参考价/除息前一日公司A股股票收盘价)

十五、本次发行募集资金用途

本次发行分离交易可转债募集资金不超过412亿元，所附认股权证由于持有人行权所募集的资金不超过债券融资规模，发行可转债募集资金净额将全部用于补充公司营运资金以及/或有关监管部门批准的投资项目；认股权证行权募集资金净额将全部用于补充公司资本金以及/或有关监管部门批准的投资项目。详见《关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案》。

十六、本次决议的有效期

自公司2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008 年第一次外资股类别股东会议批准本次分离交易可转债发行方案的决议通过之日起12个月内有效。

十七、提请股东大会授权董事会办理本次分离交易可转债发行相关事宜

提请股东大会授权董事会在本次发行分离交易可转债决议有效期内办理本次发行相关事宜，包括但不限于：

1．在法律、法规及其他规范性文件和《公司章程》允许的范围内，按照监管部门的要求，并结合公司的实际情况，在发行前明确具体的发行条款及发行方案，制定和实施本次分离交易可转债的最终方案，决定本次发行时机；

2．如发行前国家对分离交易可转债有新的规定、证券监管部门有新的要求以及市场情况发生变化，授权董事会根据国家规定以及证券监管部门的要求和市场情况对发行方案进行调整；

3．根据证券监管部门的要求制作、修改、报送有关本次发行的申报材料；

4．修改、补充、签署、递交、呈报、执行本次发行过程中发生的一切协议、合同和文件；

5. 办理本次发行的分离交易可转债中的公司债券和认股权证上市交易事宜;

6. 在进入权证行权期后，根据实际行权情况，对《公司章程》相关条款进行修订，办理工商备案、注册资本变更登记等事宜;

7. 聘请保荐人（主承销商）等中介机构以及办理与本次分离交易可转债发行及上市有关的其他事宜。

以上议案提请类别股东会议审议。

中国平安保险（集团）股份有限公司董事会

中国平安保险（集团）股份有限公司

2008年第一次外资股类别股东会议议程

会议时间: 2008年3月5日上午暂定11:30（或紧接着2008年第一次内资股类别股东会议结束后）

会议地点: 中国深圳市观澜镇平安金融培训学院

主 持 人: 董事长马明哲先生

议程内容

一、宣布会议开始及会议议程

二、宣布出席会议股东及股东代理人人数、代表股份数及介绍参会来宾

三、审议各项议案

1、关于公司向不特定对象公开发行A股股票方案的议案

2、关于公司发行认股权和债券分离交易的可转换公司债券的议案

四、回答股东提问

五、投票表决

六、宣布会议结束

中国平安保险（集团）股份有限公司

2008 年第一次外资股类别股东会议文件目录

关于公司向不特定对象公开发行A股股票方案的议案

各位股东：

根据《国务院关于保险业改革发展的若干意见》（国发[2006]23号）的精神，为了适应金融业全面开放和保险业快速发展的需要，公司需进一步增强公司实力，为业务高速发展提供资本支持。

经核查，公司符合《中华人民共和国证券法》、《中华人民共和国公司法》、《上市公司证券发行管理办法》关于向不特定对象公开发行A股股票（简称“增发A股”）的条件。为此，公司拟申请增发A股，具体方案如下：

1．股票种类及每股面值

本次发行种类为人民币普通股（A股），每股面值人民币1.00元。

2．发行数量

本次增发A股股票不超过120,000万股，最终发行数量提请公司股东大会授权董事会在发行前根据市场情况与保荐人（主承销商）协商确定。

3．发行方式

本次增发A股采用网上、网下定价发行方式。公司本次增发A股股权登记日收市后登记在册的A股股东享有一定比例的优先认购权。具体发行方式、优先认购比例，提请公司股东大会授权公司董事会与保荐人（主承销商）根据市场情况协商确定。

4．发行对象

在上海证券交易所开设人民币普通股（A股）股东账户的机构投资者以及社会公众投资者（国家法律法规禁止者除外）。

5．本次增发股票的上市地

本次增发的A股股票拟申请在上海证券交易所上市。

6、定价方式

本次增发A股发行价格不低于公告招股意向书前20个交易日公司A股股票均价或前1个交易日的A股股票均价。具体发行价格提请股东大会授权公司董事会与保荐人（主承销商）协商确定。

7. 募集资金用途

本次募集资金净额全部用于充实公司资本金以及/或有关监管部门批准的投资项目。详见《关于本次增发 A 股和发行分离交易可转债募集资金运用可行性的议案》。

8. 决议有效期

自公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议批准本次增发 A 股方案的决议通过之日起 12 个月内有效。

9. 对董事会办理本次增发 A 股具体事宜的授权

为保证本次增发 A 股有关事宜的顺利进行，特提请公司股东大会授权公司董事会在本次增发 A 股决议有效期内全权处理本次增发 A 股的一切有关事宜，包括但不限于：

（1）全权办理本次增发 A 股申报事宜；

（2）根据公司股东大会通过的本次增发 A 股方案，全权确定并组织实施本次增发 A 股的具体发行方案，包括但不限于聘任与本次增发 A 股有关的中介机构，确定具体的发行数量、发行价格、发行时间、发行方式、优先认购比例、发行对象等；

（3）签署、修改、补充、递交、呈报、执行与本次增发 A 股有关的各项文件和协议；

（4）如监管部门对上市公司增发股票有新的规定，可根据新规定对发行方案进行调整并继续办理本次增发事宜；

（5）本次增发完成后新增股份申请在上海证券交易所上市事宜；

（6）根据本次增发 A 股实施结果，修改公司章程相关条款并办理工商变更登记；

（7）在相关法律法规允许的情况下，全权办理其他与本次增发 A 股有关的未尽事宜。

以上议案提请类别股东会议审议。

中国平安保险（集团）股份有限公司董事会

关于公司发行认股权和债券分离交易的可转换公司债券的议案

各位股东：

为了实现公司的可持续发展，公司拟申请向社会公开发行认股权和债券分离交易的可转换公司债券（以下简称“分离交易可转债”）。经核查，本公司符合《中华人民共和国公司法》、《中华人民共和国证券法》和《上市公司证券发行管理办法》中关于发行分离交易可转债的相关规定。本次分离交易可转债发行方案具体内容如下：

一、发行规模

本次拟发行分离交易可转债不超过人民币 412 亿元，发行不超过 41,200 万张债券，同时每张债券的认购人可以无偿获得公司派发的一定比例的认股权证。提请股东大会授权董事会根据市场情况并以所附认股权证全部行权后募集的资金总量不超过拟发行公司债券金额为限定条件，确定具体发行规模及认股权证的派发比例。

二、发行价格

本次分离交易可转债按面值发行，每张面值人民币 100 元。债券所附认股权证按比例向债券的认购人派发。

三、发行对象

发行对象为在上海证券交易所开设人民币普通股（A 股）股东账户的机构投资者以及社会公众投资者（国家法律法规禁止者除外）。

四、发行方式

本次分离交易可转债在中国境内公开发行。公司原 A 股股东享有一定比例的优先认购权，具体发行方式、优先认购比例提请股东大会授权董事会根据市场情况确定，并在本次分离交易可转债的《募集说明书》中予以披露。

五、债券利率

本次发行的分离交易可转债的利率水平及利率确定方式，提请股东大会授权董事会根据市场情况与保荐人（主承销商）协商确定，并在本次发行分离交易可

转债的《募集说明书》中予以披露。

六、债券期限

自本次分离交易可转债发行之日起 6 年。

七、还本付息的期限和方式

本次发行的分离交易可转债自发行之日起每年付息一次；在本次发行的债券到期日之后的 5 个交易日内，公司将按债券面值加上当期应计利息偿还所有到期的债券。

八、债券回售条款

本次拟发行的分离交易可转债募集资金若出现中国证监会相关规定认定的改变募集资金用途情况的，债券持有人拥有一次以面值加上当期应计利息的价格向公司回售债券的权利。

九、担保条款

本次发行的分离交易可转债不提供担保。

十、认股权证的存续期

自认股权证上市之日起 12 个月。

十一、认股权证的行权期

认股权证持有人有权在权证存续期最后 5 个交易日内行权。

十二、认股权证的行权比例

本次发行所附认股权证行权比例为 2:1，即每 2 份认股权证代表 1 股公司发行之 A 股股票的认购权利。

十三、认股权证的行权价格

代表认购 1 股公司发行的 A 股股票权利的认股权证的行权价格不低于本次发行分离交易可转债《募集说明书》公告前 20 个交易日公司 A 股股票均价和前 1 个交易日公司 A 股股票的均价。具体行权价格及确定方式提请股东大会授权董事会在上述范围内根据市场状况与保荐人（主承销商）协商确定。

十四、认股权证行权价格及行权比例的调整

在认股权证存续期内，若公司 A 股股票除权、除息，将对本次权证的行权价格、行权比例作相应调整：

1. 当公司 A 股股票除权时，认股权证的行权价格、行权比例将按以下公式调整：

新行权价格＝原行权价格×（公司 A 股股票除权日参考价/除权前一日公司 A 股股票收盘价）

新行权比例＝原行权比例×（除权前一日公司 A 股股票收盘价/公司 A 股股票除权日参考价）

2. 当公司 A 股股票除息时，认购权证的行权比例保持不变，行权价格按下列公式调整：

新行权价格=原行权价格×（公司 A 股股票除息日参考价/除息前一日公司 A 股股票收盘价）

十五、本次发行募集资金用途

本次发行分离交易可转债募集资金不超过 412 亿元，所附认股权证由于持有人行权所募集的资金不超过债券融资规模，发行可转债募集资金净额将全部用于补充公司营运资金以及/或有关监管部门批准的投资项目；认股权证行权募集资金净额将全部用于补充公司资本金以及/或有关监管部门批准的投资项目。详见《关于本次增发 A 股和发行分离交易可转债募集资金运用可行性的议案》。

十六、本次决议的有效期

自公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议批准本次分离交易可转债发行方案的决议通过之日起 12 个月内有效。

十七、提请股东大会授权董事会办理本次分离交易可转债发行相关事宜

提请股东大会授权董事会在本次发行分离交易可转债决议有效期内办理本次发行相关事宜，包括但不限于：

1. 在法律、法规及其他规范性文件和《公司章程》允许的范围内，按照监管部门的要求，并结合公司的实际情况，在发行前明确具体的发行条款及发行方案，制定和实施本次分离交易可转债的最终方案，决定本次发行时机；

2. 如发行前国家对分离交易可转债有新的规定、证券监管部门有新的要求以及市场情况发生变化，授权董事会根据国家规定以及证券监管部门的要求和市场情况对发行方案进行调整；

3. 根据证券监管部门的要求制作、修改、报送有关本次发行的申报材料；

4. 修改、补充、签署、递交、呈报、执行本次发行过程中发生的一切协议、合同和文件；

5．办理本次发行的分离交易可转债中的公司债券和认股权证上市交易事宜；

6．在进入权证行权期后，根据实际行权情况，对《公司章程》相关条款进行修订，办理工商备案、注册资本变更登记等事宜；

7．聘请保荐人（主承销商）等中介机构以及办理与本次分离交易可转债发行及上市有关的其他事宜。

以上议案提请类别股东会议审议。

中国平安保险（集团）股份有限公司董事会

证券简称：中国平安　　证券代码：601318　　编号：临 2008-001

中国平安保险（集团）股份有限公司
平安证券有限责任公司业绩增长提示性公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

根据中汇交发[2007]334 号《关于证券公司、财务公司、信托投资公司披露 2007 年度未经审计的财务报告的通知》的规定，本公司附属公司平安证券有限责任公司（以下简称“平安证券”）2007 年度未经审计的财务报表（包括资产负债表、净资本计算表及损益表），将于 2008 年 1 月 20 日前在中国货币网（www.chinamoney.com.cn）披露。

由于 2007 年中国证券市场持续向好，市场交易活跃，平安证券各项业务收入大幅增加，平安证券 2007 年未经审计的净利润为人民币 14.87 亿元，与上年度相比增长幅度约为 147%，上年度未经审计净利润为人民币 6.02 亿元（上年度同期财务数据已按照新会计准则进行了追溯调整）。

提请广大投资者注意，本公司作为金融控股集团公司，平安证券仅为本公司附属专业公司之一，前述平安证券净利润增长幅度的公布并不意味着本公司及其他附属专业公司净利润增长幅度的同比例增长（根据本公司于 2007 年 8 月 16 日公布的 2007 年中期报告，本公司证券业务中期净利润仅占本公司中期合并净利润的 8.1%）。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008 年 1 月 18 日

平安证券净资本监控年度报表
（2007年）

填报单位：平安证券有限责任公司　　　　单位：人民币元

项目	行次	期初余额	期末余额	扣减比例	期初余额	期末余额
净资产	1	2,049,491,468.57	3,699,923,576.27		2,049,491,468.57	3,699,923,576.27
减：金融资产的风险调整合计	2	1,320,657,821.42	2,508,196,340.36		68,957,419.77	107,013,920.37
1、股票	3	322,946,198.81	429,263,784.02		46,743,718.76	85,852,756.80
上海180指数、深圳100指数、沪深300指数成分股	4	178,161,837.54	0.00	10%	17,816,183.75	0.00
一般上市股票	5	586,744.95	0.00	15%	88,011.74	0.00
未上市流通的股票	6	144,197,616.32	429,263,784.02	20%	28,839,523.26	85,852,756.80
限制流通的股票	7	0.00	0.00	20%	0.00	0.00
持有一种股票的市值与该股票市值的比例超过5%的	8	0.00	0.00	40%	0.00	0.00
ST股票	9	0.00	0.00	50%	0.00	0.00
*ST股票	10	0.00	0.00	60%		0.00
已退市且在代办股份转让系统挂牌的股票	11	0.00	0.00	80%	0.00	0.00
已退市且未在代办股份转让系统挂牌的股票	12	0.00	0.00	100%	0.00	0.00
2、货币市场基金	13	0.00	0.00	1%	0.00	0.00
3、短期融资券	14	583,043,396.39	2,017,459,250.00	1%	5,830,433.96	20,174,592.50
4、国债	15	0.00	0.00	1%	0.00	0.00
5、中央银行票据	16	0.00	0.00	1%	0.00	0.00
6、特种金融债券	17	55,789,847.16	52,177,356.34	1%	557,898.47	521,773.56
7、证券投资基金（不含货币市场基金）	18	22,666,585.08	0.00	2%	453,331.70	0.00
8、可转换债券	19	0.00	0.00	5%	0.00	0.00
9、企业债券（包括公司债券）	20	307,440,737.40	9,295,950.00	5%	15,372,036.87	464,797.50
10、信托产品投资	21	0.00	0.00	80%	0.00	0.00
11、其他金融产品投资	22	28,971,056.58	0.00		0.00	0.00
减：衍生金融资产的风险调整合计	23	0.00	407,530.33		0.00	81,506.07
1、权证投资	24		407,530.33	20%	0.00	81,506.07
2、股指期货投资	25		0.00		0.00	0.00
3、其他衍生金融资产	26	0.00	0.00		0.00	0.00
减：其他资产项目的风险调整合计	27	562,924,979.55	1,441,783,012.05		197,591,017.29	234,651,732.87
拆出资金（合同期以内）	28	0.00	0.00	0%	0.00	0.00
融出资金	29	0.00	0.00	5%	0.00	0.00
融出证券	30	0.00	0.00	5%	0.00	0.00
买入返售金融资产（未逾期）	31	0.00	261,738,398.69	0%	0.00	0.00
应收利息	32	2,188,759.03	449,688.34	0%	0.00	0.00
存出保证金	33	309,770,201.45	844,428,645.98		25,947,660.00	68,727,500.00
其中：1、交易保证金	34	50,293,601.45	157,153,645.98	0%	0.00	0.00
2、履约保证金	35	259,476,600.00	687,275,000.00	10%	25,947,660.00	68,727,500.00
3、其他存出保证金	36	0.00	0.00	0%	0.00	0.00
长期股权投资（不含对上市公司的股权投资）	37	25,405,419.12	93,961,468.46		2,540,541.91	9,396,146.85
其中：1、对证券公司股权投资	38	0.00	0.00	10%	0.00	0.00
2、对基金管理公司股权投资	39	0.00	0.00	10%	0.00	0.00
3、对期货公司股权投资	40	25,405,419.12	93,961,468.46	10%	2,540,541.91	9,396,146.85
4、其他股权投资	41	0.00	0.00	100%	0.00	0.00
投资性房地产	42	10,663,982.83	10,457,702.86	50%	5,331,991.42	5,228,851.43
固定资产	43	66,520,120.39	105,529,617.78		47,628,576.28	82,660,837.39
其中：1、所有权权属明确的房产	44	30,598,830.17	30,789,546.52	50%	15,299,415.09	15,394,773.26
2、其他固定资产	45	35,921,290.22	74,740,071.26	90%	32,329,161.20	67,266,064.13
无形资产	46	26,323,603.00	25,680,195.06		16,346,080.27	18,426,364.35
其中：1、交易席位费	47	19,955,045.46	14,507,661.42	50%	9,977,522.73	7,253,830.71
2、其他无形资产	48	6,368,557.54	11,172,533.64	100%	6,368,557.54	11,172,533.64
商誉	49	0.00	0.00	100%	0.00	0.00
递延所得税资产	50	5,092,165.00	20,298,104.61	100%	5,092,165.00	20,298,104.61
应收股利	51	0.00	0.00	0%	0.00	0.00
应收融资融券客户款	52	0.00	0.00	100%	0.00	0.00
应收款项	53	112,687,254.98	68,942,607.41		81,425,816.76	19,617,345.38
其中：1、账龄一年以内（含一年）	54	34,734,931.36	53,914,968.92	10%	3,473,493.14	5,391,496.89
2、账龄一年至二年（含二年）	55	0.00	1,603,580.00	50%	0.00	801,790.00
3、账龄二年以上	56	0.00	0.00	100%	0.00	0.00
4、应收股东及其关联公司款项	57	77,952,323.62	13,424,058.49	100%	77,952,323.62	13,424,058.49
代理承销证券	58	0.00	0.00	0%	0.00	0.00
代兑付债券	59	0.00	0.00	0%	0.00	0.00
待转承销费用	60	0.00	0.00	100%	0.00	0.00
抵债资产	61	0.00	0.00	100%	0.00	0.00
长期待摊费用	62	9,004,711.90	9,242,612.78	100%	9,004,711.90	9,242,612.78
其他	63	4,273,473.75	1,053,970.08	100%	4,273,473.75	1,053,970.08
减：集合资产计划中的自有资金	64	0.00	0.00		0.00	0.00
减：或有负债的风险调整合计	65	0.00	0.00		0.00	0.00
其中：1、对外担保金额（公司为自身负债提供的反担保除外）	66	0.00	0.00	100%	0.00	0.00
2、其他或有负债	67	0.00	0.00		0.00	0.00
减：中国证监会认定的其他调整项目合计	68	0.00	0.00		0.00	0.00
其中：1、所有权受限等无法变现的资产（如被冻结）	69	0.00	0.00	100%	0.00	0.00
2、其他项目	70	0.00	0.00		0.00	0.00
加：中国证监会核准的其他调整项目	71	0.00	0.00		0.00	0.00
其中：1、借入的次级债务	72	0.00	0.00		0.00	0.00
	73					
净资本金额	74				1,782,943,031.52	3,358,176,416.96

平安证券有限责任公司

利润表

2007年

编报单位：公司=999999 (证券汇总所有下属机构)　　人民币汇率：1.000　港元汇率：0.93638　美元汇率：7.3046　金额单位：元

行次 代码 科目名称	折合人民币		人民币		港币		美元	
	上年数	本年数	上年数	本年数	上年数	本年数	上年数	本年数
一、营业收入	1,265,984,477.82	3,184,520,164.41	1,248,884,043.38	3,142,916,190.36	11,836,656.90	31,187,413.74	667,012.48	1,697,656.76
20 手续费及佣金净收入	439,906,765.66	1,666,647,930.74	430,439,534.37	1,632,351,243.52	7,903,236.00	26,673,272.85	195,562.28	1,275,958.71
30 其中：代理买卖证券业务净收入	320,196,298.66	1,386,474,440.90	310,729,067.37	1,352,177,753.68	7,903,236.00	26,673,272.85	195,562.28	1,275,958.71
40 证券承销业务净收入	119,710,467.00	279,966,143.42	119,710,467.00	279,966,143.42	0.00	0.00	0.00	0.00
50 受托客户资产管理业务净收入	0.00	207,346.42	0.00	207,346.42	0.00	0.00	0.00	0.00
60 利息净收入	36,206,038.01	102,228,137.76	30,916,227.71	95,409,909.63	3,863,081.40	4,092,621.89	180,399.85	408,780.61
70 投资收益/（损失）	260,400,967.00	1,002,277,414.09	258,405,844.15	1,002,277,414.09	0.00	0.00	255,500.00	0.00
80 其中：对联营企业和合营企业的投资收益	840,506.50	798,801.74	840,506.50	798,801.74	0.00	0.00	0.00	0.00
90 公允价值变动收益/（损失）	76,447,537.29	147,011,625.19	76,447,537.29	147,011,625.19	0.00	0.00	0.00	0.00
100 汇兑收益/（损失）	-2,194,540.21	-4,477,587.13	-2,520,221.29	-4,477,587.13	55,029.50	0.00	34,627.35	0.00
110 其他业务收入	455,217,710.07	270,832,643.75	455,195,121.14	270,343,585.06	15,310.00	421,519.00	923.00	12,917.44
二、营业支出	541,966,510.31	1,299,471,529.21	539,355,588.82	1,295,858,421.13	1,931,339.08	2,921,967.82	85,873.84	120,066.24
130 营业税金及附加	64,312,837.36	159,157,432.50	64,312,837.36	159,157,432.50	0.00	0.00	0.00	0.00
140 业务及管理费	475,446,190.94	1,137,040,484.80	472,835,269.45	1,133,427,376.72	1,931,339.08	2,921,967.82	85,873.84	120,066.24
150 资产减值损失	2,207,482.01	3,079,975.84	2,207,482.01	3,079,975.84	0.00	0.00	0.00	0.00
160 其他业务成本	0.00	193,636.07	0.00	193,636.07	0.00	0.00	0.00	0.00
三、营业利润	724,017,967.51	1,885,048,635.19	709,528,454.56	1,847,057,769.23	9,905,317.82	28,265,445.92	581,138.64	1,577,590.52
180 加：营业外收入	8,571,538.01	740,191.69	8,495,040.82	598,166.87	17,915.27	51.35	7,491.42	19,436.62
190 减：营业外支出	4,843,760.50	2,950,340.09	4,816,751.68	2,866,711.40	685.61	87,064.21	3,370.60	287.97
四、利润总额	727,745,745.02	1,882,838,486.79	713,206,743.70	1,844,789,224.70	9,922,547.48	28,178,433.06	585,259.46	1,596,739.17
210 减：所得税费用	125,484,705.75	395,395,832.45	125,484,705.75	395,395,832.45	0.00	0.00	0.00	0.00
五、净利润	602,261,039.27	1,487,442,654.34	587,722,037.95	1,449,393,392.25	9,922,547.48	28,178,433.06	585,259.46	1,596,739.17
六、每股收益								
240 （一）基本每股收益	0.33	0.83						
250 （二）稀释每股收益								

总经理：　　财务主管：　　复核：　　制表：

平安证券有限责任公司

资产表

2007年12月31日

编报单位：公司=999999 (证券汇总所有下属机构)　　人民币汇率：1.000　港元汇率：0.93638　美元汇率：7.3046　金额单位：元

行次 代码	科目名称	折合人民币		人民币		港币		美元	
		年初数	期末数	年初数	期末数	年初数	期末数	年初数	期末数
	资 产								
10	货币资金	6,165,693,855.36	17,469,098,740.08	5,907,767,938.31	17,094,535,344.76	211,951,368.98	272,786,689.40	5,760,848.18	16,309,092.23
20	其中：客户资金存款	5,120,868,404.67	17,167,452,950.80	4,879,377,432.04	16,825,664,649.84	203,111,866.71	251,730,499.23	4,793,444.94	14,521,383.25
30	结算备付金	860,840,346.55	2,008,330,710.09	831,109,483.31	1,980,744,684.50	10,614,433.73	21,686,689.45	2,441,745.63	996,501.29
40	其中：客户备付金	767,635,984.66	1,340,201,984.40	737,905,122.42	1,312,615,958.81	10,614,433.73	21,686,689.45	2,441,745.63	996,501.29
50	拆出资金	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60	交易性金融资产	1,320,857,821.42	2,079,340,086.67	1,265,079,637.48	2,027,162,730.33	0.00	0.00	7,143,081.94	7,143,081.94
70	衍生金融资产	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
80	买入返售金融资产	0.00	261,738,398.69	0.00	261,738,398.69	0.00	0.00	0.00	0.00
90	应收利息	2,188,759.03	449,688.34	2,188,759.03	449,688.34	0.00	0.00	0.00	0.00
100	应收股利	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
110	坏账准备	-2,068,517.59	-5,148,493.43	-2,068,517.59	-5,148,493.43	0.00	0.00	0.00	0.00
120	内部往来	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
130	存出保证金	309,770,201.45	844,428,645.98	305,150,176.45	840,115,453.98	2,500,000.00	2,500,000.00	270,000.00	270,000.00
140	其中：客户保证金	44,043,600.55	150,653,645.98	39,423,576.55	146,340,453.98	2,500,000.00	2,500,000.00	270,000.00	270,000.00
150	可供出售金融资产	0.00	429,263,784.02	0.00	429,263,784.02	0.00	0.00	0.00	0.00
160	持有至到期投资	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
170	套期工具	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
180	被套期项目	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
190	长期股权投资	25,405,419.12	93,961,468.46	25,405,419.12	93,961,468.46	0.00	0.00	0.00	0.00
200	投资性房地产	10,663,982.83	10,457,702.86	10,663,982.83	10,457,702.86	0.00	0.00	0.00	0.00
210	固定资产	66,520,120.39	105,529,617.78	66,520,120.39	105,529,617.78	0.00	0.00	0.00	0.00
220	无形资产	26,323,603.00	25,680,195.06	24,762,088.78	24,563,627.44	152,500.19	101,666.75	180,350.36	139,825.44
230	其中：交易席位费	19,955,045.46	14,507,661.42	18,393,531.24	13,391,093.80	152,500.19	101,666.75	180,350.36	139,825.44
240	递延所得税资产	5,092,165.00	20,298,104.61	5,092,165.00	20,298,104.61	0.00	0.00	0.00	0.00
250	其他资产	128,033,958.22	84,387,683.70	127,715,841.06	83,136,699.40	92,418.39	1,333,229.10	28,848.23	352.55
260	资产总计	8,919,321,714.78	23,427,816,332.91	8,569,387,094.17	22,966,808,811.74	225,310,721.29	298,408,274.70	15,824,874.34	24,858,853.45
补充资料：									
270	受托管理资产存款	0.00	620,381.74	0.00	620,381.74	0.00	0.00	0.00	0.00
280	客户结算备付金	0.00	456,114,525.46	0.00	456,114,525.46	0.00	0.00	0.00	0.00
290	应收款项	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
300	受托投资	0.00	465,414,463.70	0.00	465,414,463.70	0.00	0.00	0.00	0.00
310	其中:投资成本	0.00	516,906,117.72	0.00	516,906,117.72	0.00	0.00	0.00	0.00
320	已实现未结算损益	0.00	-17,845,655.06	0.00	-17,845,655.06	0.00	0.00	0.00	0.00
330	估值增值	0.00	-33,645,998.96	0.00	-33,645,998.96	0.00	0.00	0.00	0.00

总经理：　　财务主管：　　复核：　　制表：

平安证券有限责任公司
负债表
2007年12月31日

编报单位：公司=999999 (证券汇总所有下属机构)　　人民币汇率：1.000　港元汇率：0.93638　美元汇率：7.3046　金额单位：元

行次	代码 科目名称	折合人民币		人民币		港币		美元	
		年初数	期末数	年初数	期末数	年初数	期末数	年初数	期末数
	负债								
10	短期借款	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
20	其中：质押贷款	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30	拆入资金	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
40	交易性金融负债	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
50	衍生金融负债	88,319,000.00	99,104,000.00	88,319,000.00	99,104,000.00	0.00	0.00	0.00	0.00
60	卖出回购金融资产款	440,772,560.23	0.00	440,772,560.23	0.00	0.00	0.00	0.00	0.00
70	代理买卖证券款	5,913,366,309.88	18,644,773,235.09	5,641,509,927.59	18,274,804,167.14	214,223,484.70	274,741,811.24	7,252,484.27	15,429,500.69
80	代理承销证券款	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90	应付职工薪酬	203,845,143.22	434,662,221.58	203,845,143.22	434,662,221.58	0.00	0.00	0.00	0.00
100	应交税费	118,508,086.48	102,400,050.35	118,508,086.48	102,400,050.35	0.00	0.00	0.00	0.00
110	应付利息	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
120	预计负债	1,546,712.24	0.00	1,546,712.24	0.00	0.00	0.00	0.00	0.00
130	长期借款	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
140	应付债券	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
150	货币兑换	0.00	0.00	-4,641,701.21	2,164,468.54	1,070,063.42	-4,576,917.28	456,752.16	290,401.29
160	递延所得税负债	11,181,901.63	76,479,237.73	11,181,901.63	76,479,237.73	0.00	0.00	0.00	0.00
170	其他负债	92,290,532.53	370,474,011.90	91,958,246.74	370,104,852.22	94,625.69	64,947.68	30,378.45	42,212.30
180	负债合计	6,869,830,246.21	19,727,892,756.64	6,592,999,876.92	19,359,718,997.56	215,388,173.81	270,229,841.64	7,739,614.88	15,762,114.28
	所有者权益（或股东权益）：								
190	实收资本（或股本）	1,800,000,000.00	1,800,000,000.00	1,741,434,750.00	1,745,215,500.00	0.00	0.00	7,500,000.00	7,500,000.00
200	资本公积	0.00	165,309,727.99	0.00	165,309,727.99	0.00	0.00	0.00	0.00
210	其中：AFS资产公允价值变动影响	0.00	165,309,727.99	0.00	165,309,727.99	0.00	0.00	0.00	0.00
220	减：库存股	0.00		0.00		0.00		0.00	
230	盈余公积	24,941,394.00	171,442,907.03	24,941,394.00	171,442,907.03	0.00	0.00	0.00	0.00
240	一般风险准备	24,941,394.00	173,685,659.43	24,941,394.00	173,685,659.43	0.00	0.00	0.00	0.00
245	交易风险准备	0.00	148,744,265.43	0.00	148,744,265.43	0.00	0.00	0.00	0.00
250	本年利润	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
260	未分配利润	199,608,680.57	1,240,741,016.39	185,069,679.25	1,202,691,754.30	9,922,547.48	28,178,433.06	585,259.46	1,596,739.17
270	外币报表折算差额	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
280	归属于母公司所有者权益合计	2,049,491,468.57	3,699,923,576.27	1,976,387,217.25	3,607,089,814.18	9,922,547.48	28,178,433.06	8,085,259.46	9,096,739.17
290	少数股东权益		0.00		0.00		0.00		0.00
300	所有者权益合计	2,049,491,468.57	3,699,923,576.27	1,976,387,217.25	3,607,089,814.18	9,922,547.48	28,178,433.06	8,085,259.46	9,096,739.17
310	负债和所有者权益（或股东权益）总	8,919,321,714.78	23,427,816,332.91	8,569,387,094.17	22,966,808,811.74	225,310,721.29	298,408,274.70	15,824,874.34	24,858,853.45
补充资料：									
300	受托管理资金	0.00	921,825,828.00	0.00	921,825,828.00	0.00	0.00	0.00	0.00
330	应付款项	0.00	323,542.90	0.00	323,542.90	0.00	0.00	0.00	0.00

总经理：　　财务主管：　　复核：　　制表：

证券简称：中国平安　　证券代码：601318　　编号：临 2008-002

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2007年月1月1日至2007年12月31日期间的累计原保险保费收入，分别为人民币7, 917,750万元、人民币2, 144,953万元、人民币277万元及人民币9,932万元。以上数据将于中国保险监督管理委员会的网址 (http://www.circ.gov.cn) 发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年1月18日

证券简称：中国平安　　证券代码：601318　　编号：临 2007-043

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2007年1月1日至2007年11月30日期间的累计原保险保费收入，分别为人民币7,191,197万元、人民币1,964,041万元、人民币231万元及人民币7,503万元。以上数据将于中国保险监督管理委员会的网址（http://www.circ.gov.cn）发布。

此外，截至2007年12月6日，中国平安财产保险股份有限公司2007年累计原保险保费收入已达人民币2,002,413万元。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告

中国平安保险（集团）股份有限公司董事会

2007年12月10日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险（集团）股份有限公司
Ping An Insurance (Group) Company of China, Ltd.

2007年年度报告摘要
（股票代码：601318）

二OO八年三月十九日

§1 重要提示

本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

本年度报告摘要摘自年度报告全文，报告全文同时刊载于 http://www.sse.com.cn。投资者欲了解详细内容，应当仔细阅读年度报告全文。

本公司第七届董事会第十八次会议于 2008 年 3 月 19 日审议通过了本公司《2007 年年度报告》正文及摘要。会议应出席董事 19 人，实到董事 16 人，委托 3 人（董事张永锐先生委托董事周永健先生出席会议并行使表决权，董事陈甦先生委托董事夏立平先生出席会议并行使表决权，董事王冬胜先生委托董事伍成业先生出席会议并行使表决权）。

本公司年度财务报告已经安永华明会计师事务所审计，并出具了标准无保留意见的审计报告。

中国平安保险（集团）股份有限公司董事会

本公司董事长兼首席执行官马明哲，总经理兼首席财务官张子欣，总精算师姚波及副首席财务执行官叟伟林保证本年度报告中财务报告的真实、完整。

§2 公司基本情况简介

2.1 基本情况简介

	A 股	H 股
股票简称	中国平安	中国平安
股票代码	601318	2318
股票上市交易所	上海证券交易所	香港联合交易所
注册地址和办公地址	中国深圳市八卦三路平安大厦	
邮政编码	518029	
公司国际互联网网址	http://www.pingan.com.cn	
电子邮箱	ir@pingan.com.cn；pr@pingan.com.cn	

2.2 联系人和联系方式

	董事会秘书	证券事务代表
姓名	孙建一	周强
联系地址	中国深圳市八卦三路平安大厦	
电话	4008866338	
传真	0755-82431029	
电子信箱	ir@pingan.com.cn；pr@pingan.com.cn	

§3 会计数据和业务数据摘要

3.1 主要会计数据

单位：人民币百万元

项目	2007年12月31日	2006年12月31日		本年末比上年末增减（%）	2005年12月31日	
		调整后	调整前		调整后	调整前
总资产	651,104	463,288	441,791	40.5	294,158	288,104
股东权益（不含少数股东权益）	107,234	45,260	36,668	136.9	32,442	32,664
项目	2007年度	2006年度		本年比上年增减（%）	2005年度	
		调整后	调整前		调整后	调整前
营业收入[α]	165,204	107,919	81,712	53.1	75,706	67,384
利润总额	17,483	7,736	6,258	126.0	3,656	3,756
归属于上市公司股东净利润	15,086	7,342	5,986	105.5	3,318	3,338
归属于上市公司股东的扣除非经常损益后的净利润	14,857	7,328	5,698	102.7	3,312	3,260
经营活动产生的现金流量净额	26,433	45,745	37,358	(42.2)	34,492	31,890

注：因旧会计准则下的报表格式不同，2006年及2005年调整前的营业收入仅包含保险业务收入。

3.2 主要财务指标

单位：人民币元

项目	2007年度	2006年度		本年比上年增减（%）	2005年度	
		调整后	调整前		调整后	调整前
基本每股收益	2.11	1.19	0.97	77.3	0.54	0.54
稀释每股收益	2.11	1.19	0.97	77.3	0.54	0.54
扣除非经常损益后的基本每股收益	2.08	1.18	0.92	76.3	0.53	0.53
全面摊薄净资产收益率(%)	14.1	16.2	16.3	下降2.1个百分点	10.2	10.2
加权平均净资产收益率(%)	16.9	18.8	17.3	下降1.9个百分点	10.9	10.6
扣除非经常损益后的全面摊薄净资产收益率(%)	13.9	16.2	15.5	下降2.3个百分点	10.2	10.0
扣除非经常损益后的加权平均净资产收益率(%)	16.6	18.8	16.4	下降2.2个百分点	10.8	10.4
每股经营活动产生的现金流量净额	3.70	7.38	6.03	(49.9)	5.57	5.15
项目	2007年12月31日	2006年12月31日		本年末比上年末增减（%）	2005年12月31日	
		调整后	调整前		调整后	调整前
归属于上市公司股东的每股净资产	14.60	7.31	5.92	99.7	5.24	5.27

非经常性损益项目

√适用 □不适用

单位：人民币百万元

非经常性损益项目	2007年度
非流动资产处置损益	397
除上述各项之外的其他营业外收支净额	(82)
所得税影响数	(88)
少数股东应承担的部分	2
合计	229

采用公允价值计量的项目

√适用 □不适用

单位：人民币百万元

项目	期初余额	期末余额	当期变动(1)	对当期利润的影响金额(2)
交易性金融资产	44,003	84,938	40,935	6,645
可供出售金融资产	95,200	178,539	83,339	—
衍生金融工具	(157)	(12)	145	240
合计	139,046	263,465	124,419	6,885

(1) 当期变动主要由金融工具的交易以及其公允价值变动引起。

(2) 对当期利润的影响金额取自财务报表中"公允价值变动收益"项目。

3.3 国内外会计准则差异

√适用 □不适用

单位：人民币百万元

	归属于母公司股东的净利润		归属于母公司股东权益	
	2007年度	2006年度	2007年12月31日	2006年12月31日
按国际财务报告准则编制的财务报表	18,688	7,838	111,822	46,375
未到期责任准备金(1)	(113)	16	(199)	(86)
寿险责任准备金(2)	4,988	4,723	35,262	30,023
递延保单获得成本(3)	(9,373)	(5,480)	(41,305)	(31,866)
递延所得税(4)	883	212	1,547	687
少数股东权益及其他	13	33	107	127
按中国会计准则编制的财务报表	15,086	7,342	107,234	45,260

(1) 在中国会计准则报表中，寿险子公司提取的未到期责任准备金不低于当期自留保费收入的50%。在国际财务报告准则报表中，本集团按精算方法（1/365法）确定未到期责任准备金。

(2) 在中国会计准则报表中，寿险责任准备金是根据中国保监会的有关精算规定计算。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号—保险合同》的规定及参照美国会计准则的要求计算各项寿险责任准备金。

(3) 在中国会计准则报表中，佣金、手续费等新业务的保单获得成本于发生时计入损益。在国际财务报告准则报表中，本集团按照《国际财务报告准则第 4 号－保险合同》的规定及参照美国会计准则的要求，将佣金、手续费等保单获得成本予以递延，根据其所属险种不同，分别在预计保单年限内以预期保费收入的固定比例摊销，或在保单年限内以预计实现的毛利润现值的固定比例摊销。

(4) 根据《国际会计准则第 12 号－所得税会计》，上述各项中国会计准则报表与国际财务报告准则报表的差异均为暂时性差异。因此，本集团按上述差异及估计未来转回时将适用的所得税税率确认递延所得税资产和负债。

§ 4 股本变动及股东情况

4.1 股份变动情况表

（一）股份变动情况表

单位：股

			本次变动前		本次变动增减（+，－）					本次变动后	
			数量	比例 (%)	发行新股	送股	公积金转股	其他	小计	数量	比例 (%)
一、有限售条件股份											
	1、	国家持股	588,859,239	9.51	－	－	－	－	－	588,859,239	8.02
	2、	国有法人持股	367,542,525	5.93	－	－	－	－	－	367,542,525	5.00
	3、	其他内资持股	2,680,007,872	43.26	345,000,000	－	－	－	345,000,000	3,025,007,872	41.19
		其中：									
		境内法人持股	2,680,007,872	43.26	345,000,000	－	－	－	345,000,000	3,025,007,872	41.19
		境内自然人持股	－	－	－	－	－	－	－	－	－
	4、	外资持股	－	－	－	－	－	－	－	－	－
		其中：									
		境外法人持股	－	－	－	－	－	－	－	－	－
		境外自然人持股	－	－	－	－	－	－	－	－	－
	合计		3,636,409,636	58.70	345,000,000	－	－	－	345,000,000	3,981,409,636	54.21
二、无限售条件流通股份											
	1、	人民币普通股	－	－	805,000,000	－	－	－	805,000,000	805,000,000	10.96
	2、	境内上市的外资股	－	－	－	－	－	－	－	－	－
	3、	境外上市的外资股	2,558,643,698	41.30	－	－	－	－	－	2,558,643,698	34.83
	4、	其他	－	－	－	－	－	－	－	－	－
	合计		2,558,643,698	41.30	805,000,000	－	－	－	805,000,000	3,363,643,698	45.79
三、股份总数			6,195,053,334	100.00	1,150,000,000	－	－	－	1,150,000,000	7,345,053,334	100.00

（二）限售股份变动情况表

股东名称	年初限售股份	本年解除限售股份	本年增加限售股份	年末限售股份	限售原因	解除限售日期
深圳市新豪时投资发展有限公司	－	－	389,592,366	389,592,366	股东自愿承诺限售 3 年	2010 年 3 月 1 日
深圳市景傲实业发展有限公司	－	－	331,117,788	331,117,788	股东自愿承诺限售 3 年	2010 年 3 月 1 日
深圳市江南实业发展有限公司	－	－	139,112,886	139,112,886	股东自愿承诺限售 3 年	2010 年 3 月 1 日
公司首次公开发行 A 股前除深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司和深圳市江南实业发展有限公司之外的其他 50 家内资股股东持股	－	－	2,776,586,596	2,776,586,596	公开发行股份前已发行股份限售 1 年	2008 年 3 月 1 日
公司首次公开发行 A 股时向战略投资者配售的股份	－	－	345,000,000	345,000,000	战略配售	2008 年 3 月 1 日
公司首次公开发行 A 股时网下配售的股份	－	230,000,000	230,000,000	－	网下配售	2007 年 6 月 1 日
合计	－	230,000,000	4,211,409,636	3,981,409,636		

4.2 股东数量和持股情况

单位：股

报告期末股东总数	178,961（其中境内股东 173,169 户）					
前十名股东持股情况						
股东名称	股东性质	持股比例(%)	持股总数	年度内增减	持有有限售条件股份数量	质押或冻结的股份数量
汇丰保险控股有限公司	境外法人	8.43	618,886,334	—	—	—
香港上海汇丰银行有限公司	境外法人	8.36	613,929,279	—	—	—
深圳市投资控股有限公司	国家	7.40	543,181,445	—	543,181,445	—
深圳市新豪时投资发展有限公司	境内非国有法人	5.30	389,592,366	—	389,592,366	—
源信行投资有限公司	境内非国有法人	5.17	380,000,000	—	380,000,000	—
深圳市景傲实业发展有限公司	境内非国有法人	4.51	331,117,788	—	331,117,788	—
深圳市深业投资开发有限公司	国有法人	4.11	301,585,684	—	301,585,684	质押 167,910,000
广州市恒德贸易发展有限公司	境内非国有法人	2.72	200,000,000	—	200,000,000	—
深圳市武新裕福实业有限公司	境内非国有法人	2.66	195,455,920	—	195,455,920	质押 95,151,976
深圳市立业集团有限公司	境内非国有法人	2.40	176,000,000	—	176,000,000	质押 173,430,000

前十名无限售条件股东持股情况

股东名称	持有无限售条件股份数量	股份种类
汇丰保险控股有限公司	618,886,334	H股
香港上海汇丰银行有限公司	613,929,279	H股
中国工商银行－诺安股票证券投资基金	26,031,200	A股
中国银行－大成蓝筹稳健证券投资基金	15,541,051	A股
中国工商银行－博时第三产业成长股票证券投资基金	15,003,322	A股
中国银行－大成财富管理 2020 生命周期证券投资基金	12,524,028	A股
中国建设银行－银华核心价值优选股票型证券投资基金	10,972,219	A股
中国光大银行股份有限公司－光大保德信量化核心证券投资	10,814,304	A股
中国建设银行－交银施罗德蓝筹股票证券投资基金	10,000,000	A股
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001 沪	9,384,834	A股

上述股东关联关系或一致行动关系的说明：

汇丰保险控股有限公司和香港上海汇丰银行有限公司均属于汇丰控股有限公司的全资附属子公司。

深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司之间因实际出资人存在重叠而形成关联。

大成蓝筹稳健证券投资基金和大成财富管理2020生命周期证券投资基金均同属于大成基金管理有限公司所管理的基金。

除上述情况外，本公司未知上述其他股东之间是否存在关联关系。

4.3 控股股东及实际控制人简介

4.3.1 控股股东及实际控制人变更情况

□适用 √不适用

4.3.2 控股股东及实际控制人具体情况介绍

本公司股权结构较为分散，不存在控股股东，也不存在实际控制人。本公司第一及第二大股东分别为汇丰控股有限公司的两家全资附属子公司－汇丰保险控股有限公司及香港上海汇丰银行有限公司，截至 2007 年 12 月 31 日，两家公司合计持有本公司 H 股股份 1,232,815,613 股，占公司目前总股本 73.45 亿股的 16.78%。

持有 5%以上股权的股东的最终控制人与公司之间关系方框图如下：


员工受益所有权计划
中国平安保险(集团)股份有限公司工会工作委员会
平安证券有限公司工会委员会
平安信托投资有限公司工会委员会
80%
20%
汇丰控股有限公司
深圳市国资委
深圳市景傲实业发展有限公司
95%
5%
100%
100%
100%
汇丰保险控股有限公司
香港上海汇丰银行有限公司
深圳市投资控股有限公司
深圳市新豪时投资发展有限公司
源信行投资有限公司
其他H股股东
其他A股股东
8.43%
8.36%
7.40%
5.30%
4.51%
5.17%
18.04%
42.79%
中国平安保险（集团）股份有限公司

持有公司 5%以上股份的股东有：

(1) 中国平安第一及第二大股东分别为汇丰控股有限公司（公众上市公司）的两家全资附属子公司汇丰保险控股有限公司及香港上海汇丰银行有限公司，合计持有中国平安 H 股股份 1,232,815,613 股，占公司目前总股本的 16.78%。

汇丰保险于 1969 年 6 月 17 日成立，注册资本为 1,500 万英镑，实收资本为 1,468.74 万英镑，注册地址为 8 Canada Square,London,E14 5HQ,United Kingdom。其主营业务为金融保险，主要经营地为英国。汇丰保险是汇丰控股的全资附属子公司，专注于发展汇丰控股的保险业务。

汇丰银行于1866年8月14日（香港注册日期）成立，普通股及优先股之注册资本分别为300亿港元及120.005亿美元，普通股及优先股之实收资本分别为224.94亿港元及110.835亿美元，注册地址为香港皇后大道中1号。其主营业务为银行及金融服务业务。汇丰银行及各附属公司在亚太区20个国家和地区设有600家分行和办事处，并在全球另外5个国家设有20家分行和办事处。汇丰银行是汇丰控股的创始成员及其在亚太区的旗舰，也是香港特别行政区最大的本地注册银行及三大发钞银行之一。

汇丰控股于1959年1月1日成立，注册资本为7,500百万美元，实收资本为5,914百万美元，注册地址为8 Canada Square,London,E14 5HQ,United Kingdom，主营业务为金融服务。汇丰控股是世界上规模最大的银行及金融服务机构之一，国际网络横跨全球76个国家和地区，办事处超过9,500个，涵盖欧洲、亚太区、美洲、中东和非洲，为超过1.25亿名客户提供全面的金融服务，包括个人理财（包括消费融资）、工商业务、企业银行、投资银行及资本市场，以及私人银行。

(2) 深圳市投资控股有限公司持有中国平安A股股份543,181,445股，占公司目前总股本的7.40%，其控制人为深圳市人民政府国有资产监督管理委员会。

深圳市投资控股有限公司是国有独资有限责任公司，成立于2004年10月13日，注册地为深圳市福田区深南路投资大厦18楼；注册资本为人民币44亿元，实收资本为人民币44亿元；法定代表人为陈洪博。经营范围为：为市属国有企业提供担保；对市国资委直接监管企业之外的国有股权进行管理；对所属企业进行资产重组、改制和资本运作；投资；市国资委授权的其他业务。

(3) 深圳市新豪时投资发展有限公司持有中国平安A股股份389,592,366股，占公司目前总股本的5.30%。

深圳市新豪时投资发展有限公司于1992年12月30日注册成立，现注册资本为人民币2.05亿元，其中中国平安工会持有其95%的股权，深圳市景傲实业发展有限公司持有其5%的股权，注册地址为深圳市罗湖区红岭中路1010号国际信托大厦2楼，法定代表人为林丽君。经营范围为：投资兴办各类实业；保险、金融信息、投资技术咨询；代理、委托投资；国内商业、物资供销业（不含专营专控专卖商品）；企业形象设计（不含限制项目）。经中国保监会以《关于确认中国平安保险股份有限公司发起人及变更章程的批复》（保监变审【2002】54号）确认，新豪时投资为公司发起人股东之一。

中国平安设立了员工受益所有权计划，由参与员工认缴员工投资集合资金并获得单位权益，而由该投资集合分别通过深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司间接投资于中国平安。员工投资集合的权益持有人以中国平安保险（集团）股份有限公司工会工作委员会、平安证券有限责任公司工会委员会、平安信托投资有限公司工会委员会的

名义，分别受益拥有深圳市新豪时投资发展有限公司 100%的股权、深圳市景傲实业发展有限公司 100%的股权。

(4) 源信行投资有限公司持有中国平安 A 股股份 380,000,000 股，占公司目前总股本的 5.17%。

源信行投资有限公司成立于 2000 年 10 月 27 日，注册地址为上海市浦东新区沪南公路 1568 号 5 号楼 301-305 室，法定代表人为郭俭忠，注册资本为人民币 16 亿元，其中北京恒丰永业经贸有限公司、北京裕昌隆工贸有限公司各持有其 50%的股权。经营范围为：投资管理；接受委托从事企业经营管理、企业收购、合并、资产重组的策划；经济信息咨询（除中介服务）；销售百货、针纺织品、建筑材料、金属材料、电子计算器及外部设备、机械电器设备（涉及许可经营的凭许可证经营）。

§5 董事、监事及高级管理人员

5.1 董事、监事及高级管理人员持股变动和报酬情况

5.1.1 董事、监事及高级管理人员持股情况

姓名	职务	性别	年龄	任期起始日期
马明哲	董事长、首席执行官	男	52	2006.5-2009换届
张子欣	执行董事、总经理、首席财务官	男	44	2006.5-2009换届
孙建一	执行董事、董事会秘书、常务副总经理	男	55	2006.5-2009换届
林友铮	非执行董事	男	37	2006.5-2009换届
张利华	非执行董事	男	61	2006.5-2009换届
贺培	非执行董事、副董事长	男	61	2006.5-2009换届
林丽君	非执行董事	女	45	2006.5-2009换届
樊刚	非执行董事	男	53	2006.5-2009换届
胡爱民	非执行董事	男	59	2006.5-2009换届
陈洪博	非执行董事、副董事长	男	56	2006.5-2009换届
王冬胜	非执行董事	男	56	2006.5-2009换届
伍成业	非执行董事	男	57	2006.5-2009换届
鲍友德	独立非执行董事	男	76	2006.5-2009换届
邝志强	独立非执行董事	男	58	2006.5-2009换届
张永锐	独立非执行董事	男	58	2006.5-2009换届
周永健	独立非执行董事	男	57	2006.5-2009换届
张鸿义	独立非执行董事	男	62	2007.3-2009换届
陈甦	独立非执行董事	男	50	2007.3-2009换届
夏立平	独立非执行董事	男	70	2007.6-2009换届
肖少联	监事会主席（外部监事）	男	74	2006.5-2009换届
孙福信	外部监事	男	69	2006.5-2009换届
董立坤	外部监事	男	65	2006.5-2009换届
段伟红	监事	女	39	2006.5-2009换届
林立	监事	男	44	2006.5-2009换届
车峰	监事	男	38	2006.5-2009换届

胡杰	监事	女	52	2006.5-2009换届
郗江源	监事	男	38	2007.7-2009换届
王文君	监事	女	40	2006.5-2009换届
梁家驹	常务副总经理	男	60	2006.06-
Richard JACKSON	首席金融业务执行官	男	52	2005.11-
顾敏慎	副总经理	男	51	2003.02-
John PEARCE	副总经理	男	45	2007.01-
王利平	副总经理	女	51	2004.01-
曹实凡	副总经理	男	52	2007.04-
吴岳翰	副总经理	男	38	2007.01-
罗世礼	副总经理	男	45	2007.01-
陈克祥	副总经理	男	50	2007.01-
姚波	总精算师	男	37	2007.01-

（1）直接持股情况

董事、监事、高级管理人员和总精算师直接持股的情况如下。除此以外，其他董监事及高级管理人员均无直接持股。

姓名	职务	期初持股数	期末持股数	股份增减数	变动原因
张子欣	执行董事、总经理、首席财务官	H股248,000股	H股248,000股	—	—
周永健	独立非执行董事	H股7,500股*	H股7,500股*	—	—
顾敏慎	副总经理	H股177,500股	H股177,500股	—	—
姚波	总精算师	H股12,000股	H股12,000股	—	—

* 周永健与他人的共有账户中共同持有此等股份

（2）间接持股情况

本公司部分董事、监事及高级管理人员、总精算师通过员工投资集合和江南实业间接持有本公司股份，报告期内其持有的本公司股份无变动。截至2007年12月31日，员工投资集合的集体参与人受益拥有本公司现有股本总额的9.81%，本公司董事、监事及高级管理人员共持有员工投资集合19,031,862份权益份额；江南实业持有本公司股份139,112,886股，本公司董事、监事（除林立外）及高级管理人员、总精算师共持有江南实业25.84%的权益。

5.1.2 董事、监事及高级管理人员的报酬情况

董事及监事在公司领取的酬金情况见下表：

单位：人民币千元

	税前袍金	税前工资津贴和其他福利	税前奖金（含年度奖金及长期奖励首期首次支付）	保险	税前报酬合计	税后报酬合计
现任董事						
马明哲	—	4,819	41,320	22	46,161	25,794
张子欣	—	10,005	37,698	1	47,704	26,648
孙建一	—	2,427	22,988	22	25,437	14,410
林友铎	—	—	—	—	—	—
张利华	—	—	—	—	—	—
贺培	170	—	—	—	170	133
林丽君	—	360	61	23	444	372
樊刚	—	479	1,431	23	1,933	1,399
胡爱民	—	—	—	—	—	—
陈洪博	—	—	—	—	—	—
王冬胜	—	—	—	—	—	—
伍成业	—	—	—	—	—	—
鲍友德	189	—	—	—	189	152
邝志强	300	—	—	—	300	232
张永锐	300	—	—	—	300	232
周永健	300	—	—	—	300	232
张鸿义	157	—	—	—	157	126
陈甦	157	—	—	—	157	126
夏立平	113	—	—	—	113	91
马明哲奖金用于捐赠	—	—	20,000	—	20,000	不适用
董事小计	1,686	18,090	123,498	91	143,365	69,947
现任监事						
肖少联	250	—	—	—	250	198
孙福信	60	—	—	—	60	50
董立坤	60	—	—	—	60	50
段伟红	—	—	—	—	—	—
林立	—	—	—	—	—	—
车峰	—	—	—	—	—	—
胡杰	—	356	—	23	379	320
王文君	—	261	27	23	311	271
郝江源	—	198	39	11	248	202
监事小计	370	815	66	57	1,308	1,091

注：

1. 马明哲先生、张子欣先生和孙建一先生奖金含 2007 年奖金预发数和 2006 年奖金的补发数（即 2006 年发生，2007 年发放），马明哲先生的 2,000 万元奖金没有领取，在 2007 年内已直接捐与「中国宋庆龄基金会」。

2. 贺培先生于 2007-6-7 始获发袍金，夏立平先生 2007-6-7 新当选，上表中反映的均是 2007-6-7 至 2007-12-31 的报酬情况。

3. 郁江源先生 2007-7-10 新当选，上表中反映的是 2007-7-10 至 2007-12-31 的报酬情况。

4. 长期奖励首期首次支付指已获得之本年实际收取报酬金额。

本公司十二名高级管理人员中包括三名董事，其酬金已在董监事薪酬表中披露，其余九名高级管理人员及一名总精算师的酬金详情如下：

单位：人民币千元

	税前工资津贴和其他福利	税前奖金（含年度奖金及长期奖励首期首次支付）	保险	税前报酬合计	税后报酬合计
高管					
梁家驹	8,337	39,792	1	48,130	26,882
Richard JACKSON	19,927	–	–	19,927	11,186
顾敏慎	5,926	9,654	1	15,581	8,964
John PEARCE	7,748	3,882	–	11,630	不适用
王利平	1,534	7,743	22	9,299	5,558
曹实凡	1,008	6,896	14	7,918	4,703
吴岳翰	4,479	4,138	11	8,628	5,144
罗世礼	4,017	6,895	1	10,913	6,398
陈克祥	1,241	5,004	22	6,267	3,894
吴岳翰工资用于捐赠	100	–	–	100	不适用
高管小计	54,317	84,004	72	138,393	72,729
总精算师					
姚波	4,009	5,517	3	9,529	5,638
总精算师小计	4,009	5,517	3	9,529	5,638

注：

1. 梁家驹先生的奖金含 2007 年奖金预发数和 2006 年奖金补发数（即 2006 年发生，2007 年发放）。

2. 曹实凡先生 2007 年 4 月调任集团副总经理，表中反映的是 2007-4-1 至 2007-12-31 的报酬情况。

3. 长期奖励首期首次支付指已获得之本年实际收取报酬金额。

4. John PEARCE 先生的收入在香港实行申报制纳税。

除上述之外，公司还建立了虚拟股票增值权形式的长期奖励计划制度。经2004年公司第一次临时股东大会批准，对绩效优秀的高级管理人员及若干主要员工实施长期奖励计划。公司不根据此计划发行股份，该等权利以单位方式授予，每个单位代表1股本公司H股。该计划自2004年至2008年每年根据员工的绩效和贡献，经评比并报公司董事会薪酬委员会批准后确定人选与授予份数，此长期奖励分五次授予，2004年首次授予时根据公司H股上市时发行价（港币10.33元）作为授予价，授出4,192万份，在2007年、2008年、2009年分别行使1,397.33万份。2005年至2008年每年授予的长期奖励，在授予日的第三周年日支付。2005年授出1,572万份，授予价为港币12.47元；2006年授出1,572万份，授予价为港币21.5元。

公司将于上述长期奖励计划到期时向在职参与者支付现金，但当年该计划参与者的奖励总额不超过当年预估计净利润（国际财务报告准则）的4%。

5.2 董事、监事及高级管理人员变动情况

1. 为满足中国证监会关于A股上市公司的董事会成员中应当至少包括三分之一的独立董事的规定，2007年3月19日本公司召开了2007年第一次临时股东大会，原董事黄建平先生、石聿新先生、窦文伟先生辞任非执行董事职务，同时选举委任张鸿义先生及陈甦先生为独立非执行董事。

2. 为满足中国证监会关于A股上市公司的董事会成员应当至少包括三分之一的独立董事的规定，2007年6月7日本公司召开的2006年年度股东大会选举委任夏立平先生为独立非执行董事。

3. 本公司原职工代表监事何实先生由于工作变动，辞去职工代表监事一职。2007年7月10日本公司召开的职工代表大会选举郜江源先生为职工代表监事。

4. 本公司原副总经理任汇川先生于2007年4月调往平安产险任董事长兼CEO，不再担任集团副总经理职务；原平安产险董事长兼CEO曹实凡先生于2007年4月调任本公司副总经理，其不再担任平安产险的职务。

§6 董事会报告

6.1 管理层讨论与分析

6.1.1 报告期经营情况的讨论与分析

（一） 总体经营情况概述

2007年，中国经济继续保持快速增长，投资、出口和居民消费稳步提升，社会财富迅速积累，为中国金融保险行业的改革与发展创造了良好的市场环境。在这一年中，本公司实现净利润155.81亿元，较2006年增长107.9%。总资产达到6,511.04亿元，股东权益增至1,092.18亿元。保险业务收入1,009.45亿元，较2006年增长18.2%。上述数字表明本公司在2007年保持了平稳快速的发展趋势。

报告期，本公司整体经营呈现以下特点：

1. 保险业务稳步增长，盈利能力显著增强

本公司核心保险业务继续保持良好的发展势头，全年保费收入首次突破1,000亿元。同时，受惠于股市走强和适当的投资策略，集团投资收益率较上年显著提升，含公允价值变动损益在内的投资收益达638.35亿元。集团整体内含价值达到1,503.11亿元。

2007年，寿险业务实现保费收入792.79亿元，同比增长15.9%，占中国寿险市场的16.0%；一年新业务价值为71.87亿元，同比增长40.0%；全年实现净利润78.31亿元，同比增长38.1%。

产险业务在不断优化业务品质的情况下仍继续保持快速增长，2007年保费收入达216.66亿元。其中，平安产险实现保费收入214.50亿元，占中国产险市场的10.3%；产险业务净利润为14.84亿元，较去年增长155.0%。

其他保险业务持续完善基础平台，取得进一步发展。截至2007年12月31日，平安养老险已在全国开设35家分公司，获批开设127个中心支公司，其中30个支公司（或中心支公司）已开业。健康险业务逐步完善新型业务发展及运营规划，积极探索适合中国市场的健康险经营管理模式。

2. 投资管理及银行业务平台持续强化，综合金融服务架构进一步完善

2007年，平安资产管理公司的注册资本由2亿元增加到5亿元，平安资产管理（香港）已缴注册资本为0.65亿港元，资本实力大幅提升。资产规模继续保持稳定增长的态势，总投资收益和总投资收益率不断提升。第三方资产管理业务取得了良好的开局。进一步整合并优化了境内外投资资源，已组建一支具有国际投资经验的团队，投资管理能力不断提升，营运平台不断完善。

证券、信托等业务的主动转型举措成效显著，此两项业务在2007年度得到快速增长。2007年，信托业务规模和产品形态均取得突破，管理的信托资产规模已达到475.19亿元，平安证券业务实现净利润14.92亿元，创平安证券公司成立以来新高。

继2006年末通过受让股权和注资，取得了深圳市商业银行股份有限公司89.36%的股权后，本公司进一步整合旗下银行资源，于2007年下半年正式完成了深圳商业银行与原平安银行的合并，合并后更名的深圳平安银行成为目前本公司旗下唯一的银行品牌。与此同时，银行稳步推进战略转型计划，转型涉及业务管理、公司治理、资本金规划、财务业绩、资产组合质量、产品创新及市场定位等各个方面。截至2007年底，战略转型基本完成。银行业务今后将成为集团核心利润来源之一，其销售渠道的重要性和贡献会逐步提升。

3. 运营平台得到进一步完善和发展

运营平台正在逐步完善和发展，在提高服务效率、加强风险管控、降低运营成本等方面的作用已经逐步显现。通过不断优化内部资源共享的平台和机制，极大的支持了前线的销售和后台的资源整合，将为本公司下一步推进综合金融创新、参与国际市场竞争提供有力的支持。

4. 管理水平和品牌价值保持领先

在经验丰富的专业管理团队的带领下，本公司在公司治理结构、风险管控机制、经营管理体制等方面日趋完善。2007 年是中国上市公司治理年，中国平安凭借完善的公司治理结构，规范、专业、高效的董事会运作，被海外权威媒体及著名评级机构分别授予"中国企业最佳治理"第一名、"亚洲公司治理 2007 年度杰出表现奖"，以及香港恒生指数成份股"杰出董事会奖"。同时，平安连续第六年获得"中国最受尊敬企业"称号，第四度蝉联"中国最佳企业公民"，被誉为"推动中国企业公民本土化实践的先导者"。2007 年 3 月 1 日，中国平安成功回归 A 股市场，得到投资者广泛的高度认同。

（二） 主要业务及经营情况

2007 年，本公司借助旗下主要子公司，即平安寿险、平安产险、平安信托、平安证券、深圳平安银行、平安养老险、平安健康险、平安资产管理和平安资产管理（香港）等公司，通过多渠道分销网络以统一的品牌向客户提供多种金融产品和服务。

1. 人寿保险业务及经营情况

本公司通过平安寿险、平安养老险和平安健康险经营寿险业务。

平安寿险通过全国 35 个省级分公司，近 2,000 个各级各类分支机构及营销服务部，向个人和团体客户提供人身保险产品。截至 2007 年 12 月 31 日，平安寿险注册资本 38 亿元，总资产 4,186.70 亿元，净资产 294.38 亿元。

以下为平安寿险的经营数据概要：

	2007年12月31日	2006年12月31日
客户数量：		
个人（千）	33,808	31,761
公司（千）	351	307
合计（千）	34,159	32,068
保单继续率：		
13个月	90.4%	89.0%
25个月	81.2%	80.3%
代理人产能：		
首年保费收入（元／人均每月）	5,316	4,737
个险新保单数[(1)]（件／人均每月）	1.3	1.2
分销网络：		
个人寿险销售代理人数量	301,801	205,437
团体保险销售代表数量	2,857	2,127
银行保险销售网点	26,310	24,214

(1) 从2007年起，新保单件数不再计算含有保证续保条款的保单件数，2006年度的比较数字已重列以符合本期间的呈列方式。

本公司通过持续优化销售代理人培训机制，提升了销售代理人的产能和专业水平。本公司亦继续致力提升客户服务，于2007年12月31日，个人寿险客户13个月及25个月保单继续率分别保持在90%及80%以上的满意水平。

本公司的人寿保险产品主要通过分销网络进行分销，这个网络由约30.18万名个人寿险销售代理人，约2,857名团体保险销售代表以及约26,310个与平安寿险签订银行保险代理协议的中国邮政和商业银行网点的销售队伍组成。

本公司积极推进"二元化发展"战略，挖掘县域市场潜力。于2007年12月31日，平安寿险约有3,381万名个人客户和35.1万名公司客户。

(1) 寿险业务保费收入分析

	2007年12月31日	2006年12月31日
保费收入的市场占有率[1]	16.0%	17.0%

(1) 依据按照中国会计准则编制的本公司财务数据和中国保监会颁布的中国保险行业数据计算。

2007年，依据按照中国会计准则编制的本公司财务数据和中国保险行业数据计算，本公司寿险业务的保费收入约占中国寿险公司保费收入总额的16.0%。从保费收入来衡量，平安寿险是中国第二大寿险公司。

本公司寿险业务保费收入按销售渠道分析如下：

单位：人民币百万元

	2007年			2006年	
项目	**金额**	**占总额比例 (%)**	**与上年度比较增减率(%)**	**金额**	**占总额比例 (%)**
个人寿险	64,310	81.1	16.3	55,308	80.9
银行保险	7,263	9.2	16.3	6,244	9.1
团体保险	7,706	9.7	12.3	6,859	10.0
合计	79,279	100.0	15.9	68,411	100.0

本公司寿险业务保费收入按险种分析如下：

单位：人民币百万元

	2007年			2006年	
项目	**金额**	**占比(%)**	**与上年度比较增减(%)**	**金额**	**占比(%)**
分红险	30,404	38.4	14.1	26,651	39.0
万能险	21,453	27.1	38.6	15,483	22.6
健康险	11,095	14.0	0.5	11,039	16.1
传统寿险	5,157	6.5	(10.0)	5,733	8.4
投资连结险	4,873	6.1	33.8	3,643	5.3
年金	4,436	5.6	1.3	4,379	6.4
意外伤害险	1,861	2.3	25.5	1,483	2.2
合计	79,279	100.0	15.9	68,411	100.0

本公司寿险业务保费收入按地区分析如下：

单位：人民币百万元

	2007年		2006年	
地区	**金额**	**占比(%)**	**金额**	**占比(%)**
广东	10,085	12.7	8,023	11.7
上海	8,035	10.1	7,461	10.9
北京	6,983	8.8	6,613	9.7
江苏	5,839	7.4	5,054	7.4
辽宁	5,874	7.4	5,413	7.9
山东	5,351	6.8	4,754	7.0
浙江	4,634	5.8	4,000	5.8
福建	3,541	4.5	3,080	4.5
河北	2,689	3.4	2,251	3.3
四川	2,534	3.2	2,314	3.4
小计	55,565	70.1	48,963	71.6
总保费收入	79,279	100.0	68,411	100.0

（2） 关于历史遗留高定价利率产品

与中国其他各大寿险公司一样，由于当时的市场利率较高，本公司在 1995 年到 1999 年期间对本公司的寿险产品提供了等于或超过 5%的较高的定价利率。1999 年 6 月，中国保监会规定寿险产品的定价利率最高为 2.5%。因此，本公司自 1999 年 6 月起提供的产品的定价利率不超过 2.5%。2007年本公司所有含保证收益率的寿险产品的平均负债成本约为4.7%，其中高定价利率产品的平均负债成本约为 6.1%。2006 年本公司所有含保证收益率的寿险产品的平均负债成本约为 4.5%，其中高定价利率产品的平均负债成本约为 6.4%。2007 年所有含保证收益率的寿险产品的平均负债成本上升的主要原因为随着 2007 年投资收益的上升，本公司提高了分红险的分红水平和万能险的结算利率。于 2007 年 12 月 31 日，按中国会计准则计算的高定价利率寿险保单的寿险责任准备金，占本公司寿险责任准备金总额的

35.1%，而于2006年12月31日则占37.3%。随着提供较低保证收益率或不提供保证收益率的新保单持续增长，预期这些高定价利率保单在本公司总有效寿险保单中的准备金比例将不断下降。

平安养老险

平安养老险成立于2004年12月13日。2006年12月27日经中国保监会正式批复，平安养老险重组。重组后平安养老险的主营业务仍然是企业年金和与企业年金相配套的临时性的商业补充养老保险，同时逐步平移平安寿险的团体保险业务。截至2007年12月31日，注册资本为人民币5亿元。平安养老险已在全国开设35家分公司，获批开设127个中心支公司，其中30个支公司（或中心支公司）已开业。

2007年11月，平安养老险又成功取得了企业年金账户管理人资格，自此，成为国内为数不多的同时拥有三项业务资格的养老保险公司之一，市场领域进一步拓宽。截至2007年12月31日，平安养老险企业年金受托资产为49.83亿元，投资管理资产为50.50亿元。

平安健康险

平安健康险成立于2005年6月13日，注册资本5亿元，是全国最早获批筹建的专业健康险公司之一。经营范围涉及各种人民币和外币的健康保险业务、意外伤害保险业务；与国家医疗保障政策配套、受政府委托的健康保险业务；与健康保险有关的咨询服务业务及代理业务；与健康保险有关的再保险业务；国家法律、法规允许的资金运用业务；中国保监会批准的其他业务。截至2007年12月31日，平安健康险已开设上海、广东、北京3家分公司，初步建成覆盖12个主要城市的医疗网络，并面向中高端客户推出8款创新型个人和团体健康保险和健康服务产品。

2. 财产保险业务及经营情况

本公司的财产保险产品主要由平安产险提供，此外，中国平安保险（香港）有限公司也在香港市场提供财产保险服务。截至2007年12月31日，平安产险注册资本30亿元，总资产310.62亿元，净资产54.39亿元。

以下为本公司产险业务的经营数据概要：

	2007年12月31日	2006年12月31日
保费收入的市场占有率(1)	**10.3%**	10.7%
客户数量：		
个人（千）	**7,140**	6,222
公司（千）	**1,617**	1,724
合计（千）	**8,757**	7,946
分销网络：		
直销销售代表数量	**10,420**	8,424
保险代理人数量	**10,948**	10,868
	2007年	2006年
综合成本率(2)	**101.8%**	101.8%

(1) 依据按照中国会计准则编制的本公司财务数据和中国保监会公布的中国保险行业数据计算。

(2) 综合成本率＝（赔付支出 － 摊回赔付支出 ＋ 提取保险责任准备金 － 摊回保险责任准备金 ＋ 分保费用＋ 营业税金及附加 ＋ 保险业务手续费及佣金支出 ＋ 业务及管理费 － 摊回分保费用 ＋ 资产减值损失）／已赚保费。

2007年，依据按照中国会计准则编制的本公司财务数据和中国保险行业数据，平安产险的保费收入约占中国产险公司保费收入总额的10.3%。按照保费收入计算，平安产险是国内第三大产险公司。

平安产险的保险产品分销网络包括遍布中国各省、自治区和直辖市的40家分公司及遍布中国各地的1,500多个三、四级机构。平安产险分销保险产品的途径主要是平安产险的内部销售代表和银行、汽车经销商等各种保险代理人和保险经纪。

2006年，公司车险业务发展较快，而车险市场竞争加剧导致业务质量有所下降。2007年，为改善业务质量，公司加大了对优质业务的获取成本投入，导致业务品质改善的同时，获取成本有所上升。因此2006年和2007年综合成本率偏高。

(1) 产险业务保费收入分析

本公司产险业务保费收入分险种分析如下:

单位：人民币百万元

	2007年			**2006年**	
项目	**金额**	**占总额比例 (%)**	**与上年度比较增减率 (%)**	**金额**	**占总额比例 (%)**
机动车辆及第三方责任险	15,166	70.0	29.5	11,708	68.9
非机动车辆险	5,365	24.8	20.7	4,444	26.1
意外与健康险	1,135	5.2	34.8	842	5.0
合计	21,666	100.0	27.5	16,994	100.0

本公司产险业务保费收入分地区分析如下：

单位：人民币百万元

	2007年		2006年	
地区	**金额**	**占比(%)**	**金额**	**占比(%)**
广东	4,106	19.0	3,248	19.1
上海	1,450	6.7	1,565	9.2
北京	1,607	7.4	1,261	7.4
浙江	1,518	7.0	1,189	7.0
江苏	1,397	6.4	1,154	6.8
山东	1,259	5.8	974	5.8
辽宁	947	4.4	768	4.5
河北	782	3.6	673	4.0
福建	842	3.9	616	3.6
四川	870	4.0	582	3.4
小计	14,778	68.2	12,030	70.8
总保费收入	21,666	100.0	16,994	100.0

(2) 再保险安排

截至2007年12月31日，平安产险总体分出保费35.29亿元，其中，机动车辆及第三者责任险分出保费12.01亿元，非机动车辆险分出保费23.13亿元，意外与健康险分出保费0.15亿元。平安产险总体分入保费0.85亿元，全部为非机动车辆险。

平安产险一贯采取积极的再保政策，分散承保风险，扩大公司的承保能力，不断加强与再保险公司的合作力度，拓宽分出渠道，争取分入业务。2007年，与本公司合作的主要再保险公司包括中国财产再保险股份有限公司，中国人寿再保险股份有限公司，Munich Reinsurance Co., Hong Kong，中国再保险（集团）公司。

3. 平安信托

本公司通过平安信托向客户提供资产管理服务。此外，平安信托亦向本公司其他子公司提供基建投资、物业投资等服务。截至2007年12月31日，平安信托注册资本42亿元，总资产127.92亿元。2007年，本公司信托业务把握市场有力时机，适时推出各系列产品，主要包括证券投资信托、基建投资信托等产品。该等新产品为本公司信托业务提供收入增长的新机会。截至2007年12月31日，平安信托管理的信托资产规模已达475.19亿元。

4. 平安证券

本公司通过平安证券经营证券业务，平安证券通过其遍布中国的22家营业部和本公司PA18金融门户网站向客户提供证券服务。本公司通过平安证券向客户提供的主要服务包括经纪服务、投资银行服务、资产管理服务及顾问服务，并于2006年获准从事创新业务，成为证券行业创新类券商之一。截至2007年12月31日，平安证券注册资本18亿元，总资产235.16亿元，净资产37.30亿元。2007年证券市场融资额及成交量均创历史新高，平安证券传统业务及创新业务迅速发展，2007年平安证券实现净利润14.92亿元，创公司成立以来新高。2007年8月，根据《证券公司分类监管工作指引（试行）》，平安证券获评A类A级，代表了监管机构对其风险管理和合法合规经营的高度认可，为各项创新业务的开展提供了良好的基础。

5. 深圳平安银行

2007年，深圳平安银行在注重稳健经营的同时积极进取，通过持续优化产品结构，有效运用多渠道营销方式，深层次广泛挖掘客户资源。公司业务和零售业务均健康稳定发展，相继推出"安盈理财"产品、"赢动力"中小企业金融服务产品，积极拓展现金管理业务，成功发行信用卡26.2万张，与吉祥借记卡形成了"平安吉祥"双卡平台的一站式金融消费模式。信用卡客服中心还获得"2007中国最佳呼叫中心"殊荣。截至2007年12月31日，深圳平安银行实收资本为54.61亿元，总资产1,416.19亿元，净资产62.68亿元，本外币各项存款余额1,130.53亿元，本外币贷款余额619.00亿元，资本充足率9.1%，年末不良贷款率为0.8%，贷款整体质量大幅提高。

6. 平安资产管理

截至2007年12月31日，平安资产管理注册资本5亿元。2007年，平安资产管理公司管理的资产规模保持稳定增长的态势，截至2007年12月31日，管理资产规模已达4,704.69亿元，投资收益和投资收益率均得到提升，第三方资产管理业务取得了良好开局。在内部管理方面，整合并优化了公司组织架构，进一步完善了业务流程、内控管理、风险计量和业绩评估机制，使投资管理能力得到了不断提升。

7. 平安资产管理（香港）

平安资产管理（香港）成立于2006月5月16日。截至2007年末，平安资产管理（香港）已缴注册资本为0.65亿港元。作为负责本公司海外投资管理业务的主体，除了接受委托管理平安内部其他公司的投资性资产以外，该公司也拟为国内外专业投资者提供香港及海外投资产品和第三方资产管理服务。目前该公司已组建了一支具有国际投资经验的团队，投资管理能力不断提升，营运平台不断完善。

8. 全国运营管理中心

2007年，本公司全国运营管理中心完成第一阶段建设目标，全面投入运营。截至2007年底，运营平台建设已取得以下进展：

- 个人寿险业务的核保、理赔已全部集中，保全业务集中近50%；
- 产险业务的车险、财产险理赔作业已全部集中；
- 产险、寿险、养老险、健康险、证券的机构会计核算作业已全部集中；
- 全国电话中心已经全部集中，为所有寿险客户及产险客户提供服务；
- 成都第二运营管理中心正式投入使用，已经承担45%以上的全国作业。

随着集团综合金融战略实施的脚步加快，运营平台建设正在逐步完善和发展，在提高服务效率、加强风险管控、降低运营成本等方面的作用已经逐步显现。在此强大后援的支持下，公司围绕"一个客户，多个产品"的综合金融战略，进行产品、服务、渠道的加速整合，提高了业务前线销售多元金融产品的积极性和效率，强化了集团交叉销售的能力。相信日渐强大的运营平台将为本公司下一步推进综合金融创新、参与国际市场竞争提供有力的支持。

9. 交叉销售

本公司金融业务交叉销售深度逐步加强，交叉销售渠道贡献度较上年有明显上升，2007年，交叉销售渠道业绩达成良好，通过交叉销售渠道产险业务实现保费收入28.34亿元，占总体产险业务保费收入的13.1%，企业年金新增规模3.19亿元，信托业务新增规模28.99亿元。同时，本公司交叉销售业务广度不断扩大，银行产品交叉销售业务全面启动，其中个险销信用卡完成20.92万张，个险销信托启动并取得良好业绩。

10. 主要客户情况

2004年、2005年、2006年和2007年，本公司来自前5名客户的保费收入占本公司保费收入的比例分别为1.1%、1.1%、1.1%和1.0%。本公司不存在来自单个客户的保费收入比例超过总额的50%或严重依赖于上述客户的情况。

（三） 合并经营业绩

1. 本集团合并业绩

以下为本集团合并经营业绩概要：

截至12月31日止年度 （人民币百万元）	**2007年**	**2006年**
营业收入合计	165,204	107,919
营业支出合计	(148,037)	(100,208)
营业利润	17,167	7,711
净利润	15,581	7,496

下表载列本公司按业务分部细分的净利润：

截至12月31日止年度（人民币百万元）	2007年	2006年
人寿保险	7,831	5,671
财产保险	1,484	582
银行业务	1,537	71
证券业务	1,492	609
其他业务(1)	3,237	563
净利润	15,581	7,496

(1) 其他业务主要包括总部、信托及资产管理等业务。

合并净利润由2006年的74.96亿元增加107.9%至2007年的155.81亿元。增加的主要原因是本公司各项业务均取得较好业绩及理想的总投资回报。

本公司人寿保险业务、财产保险业务、银行业务及证券业务分别占本公司净利润约50.3%、9.5%、9.9%及9.6%。

2. 合并投资收益

截至12月31日止年度（人民币百万元，比例除外）	2007年	2006年
投资收益(1)	48,945	18,638
公允价值变动损益(1)	2,500	3,216
总投资收益	51,445	21,854
总投资收益率(1)(2)	14.1%	7.7%

(1) 投资收益、公允价值变动损益及总投资收益率均未考虑投资连结保险投资账户。

(2) 投资收益率的计算已考虑投资物业租赁收入、现金及现金等价物利息收入，未考虑以外币计价的投资资产产生的净汇兑损益及银行业务投资收益。作为分母的平均投资资产，参照Modified Dietz方法的原则计算。

本公司总投资收益由2006年的218.54亿元增加135.4%至2007年的514.45亿元。总投资收益率由2006年的7.7%上升至2007年的14.1%。增加的主要原因是中国股票市场表现良好。为锁定收益，本公司在2007年实现了部分浮动盈利，投资收益由2006年的186.38亿元大幅增加至2007年的489.45亿元，公允价值变动损益由2006年的32.16亿元下降至2007年的25.00亿元。

本公司继续改善投资组合的资产分配以抓住资本市场的发展机遇。因此，定期存款占本公司投资资产的比例由2006年12月31日的17.8%下降至2007年12月31日的7.0%，而本公司权益投资由2006年12月31日的13.5%增加至2007年12月31日的24.7%。

下表载列本公司于各主要投资类别的投资组合分配情况：

	2007年		2006年	
于12月31日（人民币百万元，比例除外）	**账面值**	**占总额比例(%)**	**账面值**	**占总额比例(%)**
定期存款	33,188	7.0	59,107	17.8
贷款及应收款项	33,188	7.0	59,107	17.8
债券投资	191,023	40.2	187,334	56.4
以公允价值计量且其变动计入损益的金融资产	13,388	2.8	6,866	2.1
可供出售的金融资产	58,527	12.3	60,328	18.1
持有至到期的金融资产	119,108	25.1	120,140	36.2
其他固定到期日投资	2,411	0.5	1,381	0.4
贷款及应收款项	2,411	0.5	1,381	0.4
固定到期日投资合计(1)	226,622	47.7	247,822	74.6
股权投资	101,487	21.4	31,951	9.6
以公允价值计量且其变动计入损益的金融资产	13,651	2.9	8,455	2.5
可供出售的金融资产	85,646	18.0	23,096	6.9
成本法核算的长期股权投资	718	0.2	224	0.1
于联营公司的投资	1,472	0.3	176	0.1
证券投资基金	15,792	3.3	12,820	3.9
以公允价值计量且其变动计入损益的金融资产	6,311	1.3	4,534	1.4
可供出售的金融资产	9,481	2.0	8,286	2.5
权益投资合计(1)(2)	117,279	24.7	44,771	13.5
投资物业	3,812	0.8	1,421	0.4
现金及现金等价物及其他	127,174	26.8	38,150	11.5
投资资产合计(3)	474,887	100.0	332,164	100.0

(1) 不包括归属于现金及现金等价物的项目。

(2) 权益投资包括证券投资基金、权益证券及于联营公司的投资。

(3) 投资资产未包含投资连结保险投资账户及银行业务数据。

3. 汇兑损失

于 2007 年，人民币继续对以美元为主的其他货币升值，导致本公司 2007 年以外币计价的资产产生的净汇兑损失达 5.01 亿元，而 2006 年则为损失 4.63 亿元。

(四) 本公司经营中的问题与困难

1. 寿险业务

平安寿险制定"二元化发展"战略，将一方面立足于沿海城市已具备的优势地位，另一方面加紧在内地、中小城市探索新模式。实现二元市场的快速成长，公司将面临人才、资源分配等方面的挑战。

央行持续调控政策对保险业的发展产生一定影响。一是对保险产品销售的负影响。加息后一年期存款基准利率上调，对传统储蓄型保险产品的销售带来不利影响。二是对保险资金运用收益率的正影响。由于保险公司的资产有相当一部分配置在银行存款和债券投资上，加息会增加保险公司再投资和新增投资于银行存款、债券投资的净收益，并有利于改善寿险公司资产负债不匹配的潜在风险，提高寿险公司的内含价值。

寿险产品费率自由化趋势明显，本公司寿险业务势必也会面临挑战，本公司将密切关注政策动态及监管办法，完善已有的分析，制定应对举措。

2. 产险业务

2007 年国内产险市场主体持续增加，市场竞争程度加剧，加重了本公司产险业务经营成本的压力。对此，平安产险将持续强化效益市场的开拓，提升优质业务的占比；同时通过整合内部资源，加强业务渠道的专业化建设，不断降低业务获取成本。

3. 银行业务

2007年，本公司银行业务相继完成了战略重组和合并平安银行等工作，正处于从区域性银行向全国性银行的转型期，机构和人员变化较大，新架构与管理模式的运作尚不完全顺畅。同时转型期间各项投入较大，导致深圳平安银行的成本增幅较大，成本收入比处于较高水平。

4. 其他

平安养老险、平安健康险、平安资产管理（香港）尚处于创业期，短期内还不能对全集团的利润作出较明显的贡献。

（五） 报告期内重大事项讨论与分析

在报告期内，本集团有以下业务事项将对公司经营产生影响。

1. 保险业务

2007年本公司寿险业务发展快速，其中销售人力的快速成长，以及产品停售换代对业务发展都有较大影响，个险2007年完成首年保费收入146.48亿元，比2006年增长39.8%。

2007年产险市场竞争加剧，业务获取成本有所增加，对本公司产险业务的盈利造成压力，产险总体综合成本率偏高。

受惠于投资环境的显着改善，2007年保险资金投资收益成绩喜人。

2. 其他

截至2007年11月27日Euronext Brussels and Amsterdam（布鲁塞尔及阿姆斯特丹法欧交易所）交易时段结束时，平安寿险斥资约18.1亿欧元购买欧洲富通集团（Fortis）9,501万股股份，约占富通总股本的4.18%，成为富通集团单一最大股东。截至2007年12月31日，平安寿险持有富通集团10,529.18万股股份，约占其已发行股本的4.6%。

本公司已获中国保监会的批复，可运用自有外汇资金和人民币购汇资金，合计不超过上年末总资产的15%，投资香港股票市场和重大股权项目。

2007年3月，中国银监会颁布的《信托公司管理办法》和《信托公司集合资金信托计划管理办法》正式实施，该办法在对原有信托监管法规清理、整合的基础上，进一步完善了我国的信托监管法规，引导平安信托做大做强信托业务。

2007年7月，中国证监会向派出机构下发《证券公司分类监管工作指引（试行）》和相关通知，平安证券获评A类A级，代表了监管机构对其风险管理和合法合规经营的高度认可，为各项创新业务的开展提供了良好的基础。

（六） 本公司发展目标

1. 本公司致力于发展成为以保险、银行、投资为核心，国际领先的综合金融服务集团

本公司将致力于向国际领先的综合金融服务集团的目标迈进，力争成为市场的主导者之一，在持续提升保险业务优势的基础上，积极发展银行业务和投资业务，构建以三大业务为支柱的核心业务体系。

2. 2008年公司经营计划

在过去的发展历程中，本公司保持了高速的发展态势。2008年公司将继续落实本届董事会既定发展规划，强化各项业务的增长要求，追求有价值、可持续、超越市场的增长。力争实现持续健康的利润增长，继续向股东提供稳定的回报。

- 保持核心业务健康快速发展。寿险围绕「二元化、挑战新高」的核心战略，实施有效益可持续的增长；细化健康增员的发展模式，配合及时激励政策，推动业务保持快速增长；启动新设立的二元化网点。产险加快销售渠道建设，完善销售队伍管理平台，提升销售竞争力；继续推进产品创新发展，开拓新的利润来源。

- 加快银行和投资业务发展。加速发展银行的零售业务、财富管理、中小企业业务和信用卡业务；加大对系统建设、网点建设和队伍建设的投入；加快拓展小额消费信贷全国业务网点铺设，提升业务平台及风险管控能力。加快第三方资产管理业务发展，完善业务管理平台。发展非资本市场投资，同时加快建设 PE 投资团队及业务平台；进一步完善全球投资平台，稳步推进海外投资。

- 继续推进综合金融平台搭建，科学合理分配资本金及资源投入，实现长期健康发展，积极寻找投资机会，如并购等。

2008 年，股票市场波动加剧、战略投入带来的成本压力将是本公司面临的主要挑战。综合考虑各方因素，预计 2008 年公司保费收入增长在 15%以上，利润增长较上年将放缓，回复平稳增长趋势。

（七） 本公司所处主要行业的发展趋势及公司面临的市场竞争格局

1. 中国保险市场有较大的增长潜力

本公司目前主要从事保险业务。瑞士再保险集团公布的统计数据显示，2006 年全球实现 3.72 万亿美元保费收入，较前一年增长 5.5%，寿险业的增长在其中起到了主要作用。就总保费而言，至 2006 年底，中国保险市场总保费收入跃居世界第九位，同时，中国也是全球增长速度最快的保险市场之一，保险行业是中国国民经济中发展最快的行业之一。

2007 年中国保险业实现保费收入 7,035.76 亿元，同比增长 24.7%；其中财产险保费收入 1,997.74 亿元，同比增长 32.6%；寿险保费收入 4,463.75 亿元，同比增长 24.5%；健康险保费收入 384.17 亿元，同比增长 2.4%；意外险保费收入 190.11 亿元，同比增长 17.4%。保险公司总资产 2.90 万亿元，比 2006 年底增长 47.2%。

2. 竞争分析

截至2007年末，中国境内目前共有保险公司110家，比2002年增加68家，保险资产管理公司9家，保险专业中介机构2,331家。有15个国家和地区的43家外资保险公司在华设立134个营业机构。初步形成了国有控股（集团）公司、股份制公司、外资公司等多种形式、多种所有制成份并存，公平竞争、共同发展的市场格局。

下表为2007年人寿保险公司收入排名和市场份额：

公司	保费收入（亿元）	市场份额(%)
中国人寿保险股份有限公司	1,966.11	39.7
中国平安人寿保险股份有限公司	791.77	16.0
中国太平洋人寿保险股份有限公司	506.87	10.2
泰康人寿保险股份有限公司	342.37	6.9
新华人寿保险股份有限公司	326.06	6.6
其他	1,015.79	20.6
合计	4,948.97	100.0

资料来源：中国保监会网站

下表为2007年财产保险公司收入排名和市场份额：

公司	保费收入（亿元）	市场份额(%)
中国人民财产保险股份有限公司	885.92	42.5
中国太平洋财产保险股份有限公司	234.33	11.2
中国平安财产保险股份有限公司	214.50	10.3
其他	751.73	36.0
合计	2,086.48	100.0

资料来源：中国保监会网站

2007年，从保费收入情况来看，本公司在中国是第二大人寿保险公司，第三大财产保险公司。

本公司保费收入和市场份额如下表：

	2007年	2006年
平安寿险		
保费收入（亿元）	791.77	684.11(1)
市场份额(%)	16.0	17.0
平安产险		
保费收入（亿元）	214.50	168.62
市场份额(%)	10.3	10.7

资料来源：中国保监会网站

(1) 根据新会计准则，从2007年起，寿险团险保费不再包含投资合同保费，2006年度的比较数字已重列以符合本期间的呈列方式。

2007年平安产险实施了更为细致和严格的风险筛选政策。另一方面，中国国内农业保险业务在2007年高速增长，而平安产险并未大规模涉足该领域。两方面因素导致市场份额略有下降。

3. 未来发展机遇和挑战

2008年，在国内投资、出口和居民消费稳步提升的条件下，中国国民经济仍将保持平稳快速增长。党的十七大提出"推进金融改革，发展金融市场，建设现代金融体系"的目标和要求，为我国金融业体制改革和业务创新指明了方向。良好的政治经济大环境为我国金融保险行业的发展创造了条件，也给本公司实现既定的战略目标带来难得的发展机遇。但是机遇也意味着挑战，本公司将及时采取适当举措，积极应对。

作为本公司核心的保险业务，在不断增强综合实力，提升核心竞争力的同时，未来也面临着一些挑战。如与国内保险行业的主要竞争对手相比，本公司网点数目、营销人员数量、客户数量、保费收入规模方面仍然存在一定的差距；另一方面，随着中国保险市场逐步开放，国外大型保险公司正加紧布局国内保险市场，本公司在行业人才稳定、业绩持续健康增长、市场份额增长等各方面将面临一定的压力。

2008 年，本公司将继续推进综合金融战略，强化高度整合的综合金融服务平台，以"一个客户、一个账户、多个产品、多项服务"为核心竞争策略，将集团战略和发展规划推向全新的、富有成效的实施新阶段。

在业务发展方面，本公司将进一步做大做强保险核心业务，加快银行、年金、证券、信托业务的发展，大力拓展新渠道、第三方资产管理、小额消费信贷等新业务平台，积极培育新的利润增长点，努力实现保险、银行和投资三大业务的均衡发展。

在运营平台建设方面，本公司将实施多个运营中心的建设，不断优化内部资源共享的平台和机制，更有力地支持集团交叉销售，更进一步发挥综合金融集团的协同效应。

在投资方面，本公司将不断拓宽投资渠道，加大基础设施建设项目投资的力度和深度。同时，进一步加快全球投资平台建设，稳步推进海外投资，分散投资风险，提升集团投资回报率。

在管理方面，本公司将不断完善公司治理，优化内部管控流程，提升各业务线的专业化经营管理水平，确保管理团队能应对综合金融经营所面临的经营风险。

6.2 主营业务分行业、产品情况表

请见前述 6.1

6.3 主营业务分地区情况

请见前述 6.1

6.4 募集资金使用情况

√适用□不适用

6.4.1 H股募集资金使用情况

本公司2004年首次公开发行H股所得款项已全部用作一般企业用途及改善业务运营，所得款项构成本公司营运资金一部分，并按照相关行业监管机构有关适用法规进行使用。

本报告期内的重要股权投资事项如下：

增资平安养老险

经中国保监会于2007年3月9日批准，本公司向平安养老险增加2亿元注册资本。增资后，平安养老险的注册资本为人民币5亿元。

增资平安资产管理

经中国保监会于2007年8月2日批准，本公司向平安资产管理增加3亿元注册资本。增资后，平安资产管理的注册资本为人民币5亿元。

6.4.2 A股募集资金使用情况

本公司2007年2月首次公开发行A股，募集资金净额达人民币382.22亿元。截止2007年12月31日，本公司已将募集资金全部用于充实公司资本金。

6.5 非募集资金使用情况

本公司非募集资金主要来源于核心保险业务。本公司严格按照保监会的相关法规要求进行保险资金运用，所有保险资金的投资均为日常经营活动中的正常运用。

6.6 董事会本次利润分配预案

根据《公司章程》及其他相关规定，公司在确定可供股东分配的利润额时，应当按照中国会计准则财务报表的净利润提取法定盈余公积。2007年度经审计的母公司中国会计准则财务报表净利润为人民币68.62亿元，公司2007年度利润分配以此为基准，提取10%的法定盈余公积。

经过上述利润分配，并结转按相关规定调整的上年度未分配利润后，根据中国会计准则和国际财务报告准则财务报表，并按照《公司章程》及其他相关规定，确定公司可供股东分配利润为人民币55.87亿元。

公司建议，以总股本7,345,053,334股为基数，派发公司2007年年度股息，每股派发现金股息人民币0.50元，共计人民币36.73亿元。其余未分配利润（包括以公允价值计量且其变动计入当期损益的金融资产，其公允价值变动形成的收益）结转至2008年度。

以上预案须经公司2007年度股东大会审议通过后实施。

本公司无公积金转增股本方案。

§7 监事会报告

监事会认为公司依法运作、公司财务情况、公司募集资金使用、公司收购、出售资产交易和关联交易不存在问题。

§8 重要事项

8.1 收购资产

√适用□不适用

2007年6月8日，平安寿险与民生银行签订《认购协议》，以每股人民币7.63元的认购价格认购民生银行非公开发行股票7.14亿股，锁定期12个月，认购总价款为人民币54.48亿元。该认购是本集团日常经营过程中的投资决定，有利于本集团拓宽投资渠道及扩大保险资金运用回报。

8.2 出售资产

□适用√不适用

8.3 重大担保

√适用□不适用

单位: 人民币百万元

公司对外担保情况（不包括对控股子公司的担保）						
担保对象	发生日期	担保金额	担保类型	担保期限	是否履行完毕	是否为关联方担保
报告期内担保发生额合计						-
报告期末担保余额合计						-
公司对控股子公司的担保情况						
报告期内对控股子公司担保发生额合计						4,814
报告期末对控股子公司担保余额合计						3,746
公司担保总额情况（包括对控股子公司的担保）						
担保总额						3,746
担保总额占公司净资产的比例(%)						3.5
其中:						
为股东、实际控制人及其关联方提供担保的金额						-
直接或间接为资产负债率超过 70%的被担保对象提供的债务担保金额						-
担保总额超过净资产 50%部分的金额						-
上述三项担保金额合计						-

8.4 重大关联交易

□适用√不适用

8.4.1 与日常经营相关的关联交易

□适用√不适用

8.4.2 关联债权债务往来

□适用√不适用

8.5 委托理财

□适用√不适用

8.6 承诺事项履行情况

√适用□不适用

8.6.1 H股首发时股东承诺

2004年6月本公司发行H股时，经中国保监会以《中国保监会关于平保集团外资股东持有的股份转为境外上市H股问题的批复》（保监发改【2004】61号）、中国证监会以《关于同意中国平安保险（集团）股份有限公司发行境外上市外资股的批复》（证监国合字【2004】18号）批准，公司外资股股东所持非上市外资股1,170,751,698股均转换为H股。公司股东汇丰保险控股有限公司、日本第一生命保险相互会社均同意在H股上市后三年内不出售各自所转换的H股。

本报告期内，汇丰保险控股有限公司和日本第一生命保险相互会社承诺不出售期限已经于2007年6月24日截止。

8.6.2 增补独立董事的承诺

公司A股首次公开发行时有四名独立董事，尚未达到中国证监会规定的上市公司董事会成员中应当至少包括三分之一独立董事的要求，公司承诺在A股首次公开发行完成后尽快召开股东大会予以增补。

2007年3月19日本公司召开了2007年第一次临时股东大会，原董事黄建平先生、石聿新先生、窦文伟先生辞任非执行董事职务，同时选举委任张鸿义先生及陈甦先生为独立非执行董事；2007年6月7日本公司召开的2006年年度股东大会选举委任夏立平先生为独立非执行董事。至此，本公司达到中国证监会规定的上市公司董事会成员中应当至少包括三分之一独立董事的要求。

8.6.3 土地房产权属证明的承诺

A股首次公开发行时，本公司部份土地及房产未取得权属证明，本公司承诺将尽快办理并取得相关土地及房产的的合法权属证明。

截至2007年12月31日，本公司通过拍卖及补办相关权属证明等方式，已完成部份上述土地及房产的处置工作；对未取得相关权证的房屋，本公司仍在积极办理相关权证。

8.6.4 A股首发时股东承诺

2007年2月公司首次公开发行A股时，公司股东深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司、深圳市江南实业发展有限公司承诺：自本公司股票在证券交易所上市交易之日起三十六个月内，不转让也不委托他人管理其已直接或间接持有的本公司A股股份，也不由本公司收购其持有的本公司A股股份。

截至2007年12月31日，上述三家股东均严格履行了其承诺。

8.7 重大诉讼仲裁事项

□适用 √不适用

8.8 其他重大事项

8.8.1 证券投资情况

√适用□不适用

序号	证券品种	证券代码	证券简称	初始投资金额（人民币百万元）	期末持有数量（百万股）	期末账面值（人民币百万元）	占期末证券总投资比例（%）	报告期损益（人民币百万元）
1	股票	600000	浦发银行	205	17	916	5.8	549
2	股票	601857	中国石油	453	27	840	5.3	387
3	股票	600050	中国联通	188	57	687	4.3	426
4	股票	002024	苏宁电器	295	7	491	3.1	195
5	股票	000002	万科A	440	17	482	3.1	76
6	股票	600016	民生银行	133	32	468	3.0	154
7	股票	601390	中国中铁	225	40	460	2.9	235
8	股票	000839	中信国安	424	12	412	2.6	4
9	股票	600048	保利地产	280	6	391	2.5	115
10	股票	600519	贵州茅台	140	2	385	2.4	239
期末持有的其他证券投资				6,830	—	10,267	65.0	793
报告期已出售证券投资损益				—	—	—	—	10,899
合计				9,613	—	15,799	100.0	14,072

注：

(1) 本表所填证券投资包括股票、权证、可转换债券。其中，股票投资仅包括在交易性金融资产中核算的部分；

(2) 其他证券投资指：除前十大证券以外的其他证券投资；

(3) 报告期损益包括报告期分红和公允价值变动损益。

8.8.2 持有其他上市公司股权情况

√适用□不适用

持有前十大其他上市公司股权情况（可供出售金融资产）：

单位：人民币百万元

序号	证券代码	证券简称	初始投资金额	期末账面值	占该公司股权比例（%）	报告期损益	报告期股东权益变动	会计核算科目	股份来源
1	BE0003801181	FORTIS	21,795	20,306	4.6	–	(1,489)	可供出售金融资产	市场买入
2	600016	民生银行	5,501	10,687	5.0	–	5,171	可供出售金融资产	市场买入
3	600000	浦发银行	2,228	10,390	4.5	30	6,196	可供出售金融资产	市场买入
4	601857	中国石油	1,833	3,398	0.1	–	1,565	可供出售金融资产	市场买入
	HK0857		318	456		7	91	可供出售金融资产	市场买入
5	601088	中国神华	1,928	3,419	0.3	–	1,491	可供出售金融资产	市场买入
	HK1088		195	283		5	88	可供出售金融资产	市场买入
6	601006	大秦铁路	692	3,583	1.1	46	2,450	可供出售金融资产	市场买入
7	601166	兴业银行	113	3,471	1.3	17	3,358	可供出售金融资产	市场买入
8	601398	工商银行	1,100	2,866	0.1	6	680	可供出售金融资产	市场买入
	HK1398		349	383		–	34	可供出售金融资产	市场买入
9	000002	万科A	638	2,492	1.3	11	1,341	可供出售金融资产	市场买入
10	601628	中国人寿	444	1,364	0.2	7	919	可供出售金融资产	市场买入
	HK2628		691	775		1	84	可供出售金融资产	市场买入

注：

(1) 本表填列本公司及下属子公司在可供出售金融资产中核算的持有其他上市公司股权情况；

(2) 报告期损益指该项投资在报告期内的分红；

(3) 占该公司股权比例按照持有该公司股份的合计数计算。

8.8.3 持有非上市金融企业股权情况

√适用□不适用

序号	所持对象名称	初始投资金额（人民币百万元）	持有数量（百万股）	占该公司股权比例（%）	期末账面值（人民币百万元）	报告期损益（人民币百万元）	报告期股东权益变动（人民币百万元）	会计核算科目	股份来源
1	兴业证券股份有限公司	9	7	0.47%	4	–	–	长期股权投资	兴业银行红利转投资

8.8.4 买卖其他上市公司股份的情况

√适用□不适用

合计	报告期买入／卖出股份数量（百万股）	使用的资金数量（人民币百万元）	产生的投资收益（人民币百万元）
买入	4,549	58,261	–
卖出	4,017	–	28,405

本公司作为大型综合性金融集团，涵盖保险、银行、证券、信托、资产管理等全方位金融领域，因此，投资资本市场是本公司经营活动中的重要业务。本公司的投资运作严格遵循监管部门相关要求，同时积极把握市场机会，及时调整投资策略，为股东创造长期、稳定的价值回报。以上数据为本公司及本公司之子公司的股权投资情况汇总。

8.8.5 其他

2007 年 11 月 26 日，公司在《中国证券报》、《上海证券报》、《证券时报》以及上海证券交易所网站上发布了关于注册资本变更和章程修订的公告，并于同日在上海证券交易所网站上公布了《公司章程》的最新版本。

截至 2007 年 11 月 27 日 Euronext Brussels and Amsterdam（布鲁塞尔及阿姆斯特丹泛欧交易所）交易时段结束时，本公司子公司平安寿险已通过二级市场购入富通集团约 9,501 万股股份，占其已发行股本的 4.18%，总代价为 18.1 亿欧元。此外，本公司亦与富通集团于 2007 年 11 月 28 日签订谅解备忘录。根据该谅解备忘录，本公司有权向富通集团董事会提名一名非执行董事。截至 2007 年 12 月 31 日，平安寿险持有富通集团 10,529.18 万股股份，约占其已发行股本的 4.6%。

2008 年 1 月 18 日，本公司第七届董事会第十七次会议逐项审议通过了《关于公司向不特定对象公开发行 A 股股票方案的议案》和《关于公司发行认股权和债券分离交易的可转换公司债券的议案》（以下合称“再融资议案”）。2008 年 3 月 5 日，本公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议分别逐项表决通过了前述再融资议案。再融资议案尚须报中国证券监督管理委员会审核。详细内容请查阅本公司分别于 2008 年 1 月 21 日及 2008 年 3 月 6 日在《上海证券报》、《中国证券报》、《证券时报》和上海证券交易所网站（www.sse.com.cn）发布的相关公告。

§9 财务报告

9.1 审计意见

财务报告	□未经审计 √审计
审计意见	√标准无保留意见 □非标意见

安永华明（2008）审字第 60468101_B05 号

中国平安保险（集团）股份有限公司全体股东：

我们审计了后附的中国平安保险（集团）股份有限公司（以下简称"贵公司"）及其子公司（以下统称"贵集团"）财务报表，包括 2007 年 12 月 31 日的合并及母公司的资产负债表，2007 年度的合并及母公司的利润表、股东权益变动表和现金流量表以及财务报表附注。

一、　管理层对财务报表的责任

按照企业会计准则的规定编制财务报表是贵公司管理层的责任。这种责任包括：(1)设计、实施和维护与财务报表编制相关的内部控制，以使财务报表不存在由于舞弊或错误而导致的重大错报；(2)选择和运用恰当的会计政策；(3)作出合理的会计估计。

二、　注册会计师的责任

我们的责任是在实施审计工作的基础上对财务报表发表审计意见。我们按照中国注册会计师审计准则的规定执行了审计工作。中国注册会计师审计准则要求我们遵守职业道德规范，计划和实施审计工作以对财务报表是否不存在重大错报获取合理保证。

审计工作涉及实施审计程序，以获取有关财务报表金额和披露的审计证据。选择的审计程序取决于注册会计师的判断，包括对由于舞弊或错误导致的财务报表重大错报风险的评估。在进行风险评估时，我们考虑与财务报表编制相关的内部控制，以设计恰当的审计程序，但目的并非对内部控制的有效性发表意见。审计工作还包括评价管理层选用会计政策的恰当性和作出会计估计的合理性，以及评价财务报表的总体列报。

我们相信，我们获取的审计证据是充分的、适当的，为发表审计意见提供了基础。

三、　审计意见

我们认为，上述财务报表已经按照企业会计准则的规定编制，在所有重大方面公允地反映了贵集团和贵公司 2007 年 12 月 31 日的财务状况以及 2007 年度的经营成果和现金流量。

安永华明会计师事务所	中国注册会计师	吴志强
中国 北京	中国注册会计师	黄悦栋
	2008 年 3 月 19 日	

9.2 合并及母公司的资产负债表、利润表、现金流量表及股东权益变动表（详见附表一至附表八）

9.3 会计估计变更

本集团在符合保监发[1999]90 号文件关于所提取责任准备金不得低于法定责任准备金，以及评估利息率不得高于定价利率或 7.5%的精算规定的基础上，对定价利息率高于或等于7.5%的高利率险种采用更稳健的评估利息率。于 2007 年度，本集团将高利率险种的评估利息率从 6.5%-7.5%降至 6%-6.5%。本项会计估计变更对本集团 2007 年度税前利润的影响为减少税前利润约人民币 96.98 亿元。

9.4 重大会计差错的内容、更正金额、原因及其影响。

本报告期无重大会计差错更正。

9.5 合并范围发生变化

于本年度，本公司的控股子公司发生以下主要变化：

2007 年 1 月 1 日，平安信托收购了深圳市中信城市广场投资有限公司 99%的股份，深圳市中信城市广场投资有限公司成为本公司的子公司，从而纳入本公司合并报表范围。

2007 年 6 月 26 日，深圳商业银行完成了从平安信托和平安银行其他少数股东手中收购平安银行 100%股权的交易，平安银行被深圳商业银行吸收合并。深圳商业银行于 2007 年 6 月 27 日更名为深圳平安银行股份有限公司。纳入原合并报表范围的深圳市商业银行股份有限公司变更为深圳平安银行股份有限公司。

2007 年 11 月 30 日，平安海外控股的子公司领信国际投资有限公司收购了全资拥有宁波北仑港高速公路有限公司的叙龙有限公司 30%的股权。2007 年 12 月 10 日，领信国际投资有限公司再次收购了叙龙 30%的股权，因此，叙龙有限公司及北仑港高速公路有限公司纳入本公司合并报表范围。

董事长兼首席执行官　马明哲

中国平安保险（集团）股份有限公司董事会

二〇〇八年三月十九日

附表一：合并资产负债表

中国平安保险（集团）股份有限公司

合并资产负债表

2007年12月31日

人民币百万元

	2007年 12月31日	2006年 12月31日
资产		
货币资金	72,740	42,585
结算备付金	2,027	875
贵金属	—	111
拆出资金	1,192	1,727
交易性金融资产	84,938	44,003
衍生金融资产	177	21
买入返售金融资产	36,457	7,251
应收利息	4,187	3,249
应收保费	4,568	3,073
应收分保账款	2,212	795
应收分保未到期责任准备金	2,615	2,437
应收分保未决赔款准备金	2,304	1,724
应收分保寿险责任准备金	6	—
应收分保长期健康险责任准备金	6	—
保户质押贷款	2,411	1,381
发放贷款及垫款	63,125	49,152
存出保证金	887	334
定期存款	41,731	65,416
可供出售金融资产	178,539	95,200
持有至到期投资	127,736	129,250
长期股权投资	2,207	415
商誉	610	409
存出资本保证金	1,560	1,520
投资性房地产	4,051	1,660
固定资产	7,894	4,552
无形资产	3,621	940
递延所得税资产	87	888
其他资产	3,216	4,320
资产总计	651,104	463,288

	2007年 12月31日	2006年 12月31日
负债及股东权益		
负债		
短期借款	3,719	527
同业及其他金融机构存放款项	7,532	3,465
存入保证金	5,398	5,485
拆入资金	175	992
衍生金融负债	189	178
卖出回购金融资产款	13,980	14,573
吸收存款	72,133	66,725
代理买卖证券款	14,394	3,750
预收保费	2,981	1,352
应付手续费及佣金	1,104	894
应付分保账款	2,416	746
应付职工薪酬	4,732	2,133
应交税费	1,907	1,166
应付利息	574	287
应付赔付款	5,161	3,981
应付保单红利	7,006	4,107
保户储金及投资款	5,287	4,049
未到期责任准备金	15,730	12,937
未决赔款准备金	7,645	6,480
寿险责任准备金	320,359	248,574
长期健康险责任准备金	37,213	30,694
长期借款	3,218	155
递延所得税负债	4,822	1,441
其他负债	4,211	1,971
负债合计	541,886	416,662
股东权益		
股本	7,345	6,195
资本公积	72,111	23,246
盈余公积	7,629	6,120
一般风险准备	1,939	517
未分配利润	18,252	9,182
外币报表折算差额	(42)	–
归属于母公司股东权益合计	107,234	45,260
少数股东权益	1,984	1,366
股东权益合计	109,218	46,626
负债和股东权益总计	651,104	463,288

马明哲	**张子欣**	**姜伟林**
法定代表人	主管会计工作负责人	会计机构负责人

附表二：合并利润表

中国平安保险（集团）股份有限公司

合并利润表

2007年度

人民币百万元

	2007年度	2006年度
一、营业收入		
保险业务收入	100,945	85,405
其中：分保费收入	85	28
减：分出保费	(4,298)	(4,271)
提取未到期责任准备金	(2,615)	(2,289)
已赚保费	94,032	78,845
银行业务利息收入	5,314	192
银行业务利息支出	(1,565)	(80)
银行业务利息净收入	3,749	112
手续费及佣金收入	2,616	657
手续费及佣金支出	(570)	(92)
手续费及佣金净收入	2,046	565
投资收益	56,950	21,292
公允价值变动收益	6,885	6,895
汇兑损失	(501)	(463)
其他业务收入	2,043	673
营业收入合计	165,204	107,919
二、营业支出		
退保金	(13,333)	(8,617)
赔付支出	(26,998)	(18,081)
减：摊回赔付支出	2,443	2,446
提取保险责任准备金	(77,545)	(56,160)
减：摊回保险责任准备金	592	29
保单红利支出	(3,514)	(1,487)
分保费用	(16)	(4)
营业税金及附加	(3,656)	(1,637)
保险业务手续费及佣金支出	(10,838)	(8,074)
业务及管理费	(15,465)	(10,008)
减：摊回分保费用	1,167	1,548
其他业务成本	(585)	(158)
资产减值损失	(289)	(5)
营业支出合计	(148,037)	(100,208)

三、营业利润	**17,167**	7,711
加：营业外收入	**569**	87
减：营业外支出	**(253)**	(62)
四、利润总额	**17,483**	7,736
减：所得税费用	**(1,902)**	(240)
五、净利润	**15,581**	7,496
归属于母公司股东的净利润	**15,086**	7,342
少数股东损益	495	154
	15,581	7,496
六、每股收益	人民币元	人民币元
基本和稀释每股收益	**2.11**	1.19

马明哲	**张子欣**	**麦伟林**
法定代表人	主管会计工作负责人	会计机构负责人

附表三：合并现金流量表

中国平安保险（集团）股份有限公司

合并现金流量表

2007年度

人民币百万元

	2007年度	2006年度
一、经营活动产生的现金流量		
收到原保险合同保费取得的现金	100,901	83,626
客户存款和同业存放款项净增加额	9,476	12,157
收取利息、手续费及佣金的现金	6,678	346
收到的其他与经营活动有关的现金	1,438	118
经营活动现金流入小计	118,493	96,247
支付原保险合同赔付款项的现金	(25,940)	(17,291)
支付保单红利的现金	(615)	(244)
客户贷款及垫款净增加额	(13,885)	(1,584)
存放中央银行和同业款项产生的现金净额	(8,220)	—
向其他金融机构拆入资金产生的现金净额	(545)	820
保户储金及投资款产生的现金净额	(248)	818
支付再保业务现金净额	(376)	(177)
支付利息、手续费及佣金的现金	(12,816)	(7,813)
支付给职工以及为职工支付的现金	(6,114)	(3,719)
支付的各项税费	(4,516)	(1,624)
支付的其他与经营活动有关的现金	(18,785)	(19,688)
经营活动现金流出小计	(92,060)	(50,502)
经营活动产生的现金流量净额	26,433	45,745
二、投资活动产生的现金流量		
收回投资所收到的现金	337,743	185,886
取得投资收益收到的现金	16,984	12,006
处置固定资产、无形资产和其他长期资产收回的现金净额	1,153	406
收回的其他与投资活动有关的现金	—	20
投资活动现金流入小计	355,880	198,318
购建固定资产、无形资产和其他长期资产支付的现金	(4,646)	(1,860)
投资支付的现金	(359,344)	(223,167)
质押贷款净增加额	(1,030)	(517)
购买子公司及子公司部分股权支付的现金净额	(741)	4,351
支付的其他与投资活动有关的现金	—	(937)
投资活动现金流出小计	(365,761)	(222,130)
投资活动产生的现金流量净额	(9,881)	(23,812)

三、筹资活动产生的现金流量		
吸收投资收到的现金	**38,222**	76
取得借款收到的现金	**3,278**	682
收到的其他与筹资活动有关的现金	**—**	6,554
筹资活动现金流入小计	**41,500**	7,312
分配股利及偿付利息支付的现金	**(4,601)**	(2,305)
其中：子公司支付给少数股东的股利	**(43)**	(55)
支付的其他与筹资活动有关的现金	**(599)**	—
筹资活动现金流出小计	**(5,200)**	(2,305)
筹资活动产生的现金流量净额	**36,300**	5,007
四、汇率变动对现金及现金等价物的影响	**(207)**	(67)
五、现金及现金等价物净增加额	**52,645**	26,873
加：年初现金及现金等价物余额	**43,651**	16,778
六、年末现金及现金等价物余额	**96,296**	43,651

马明哲	**张子欣**	**麦伟林**
法定代表人	主管会计工作负责人	会计机构负责人

附表四：合并股东权益变动表

中国平安保险（集团）股份有限公司
合并股东权益变动表
2007年度
人民币百万元

2007年度

项目	归属于母公司股东权益						少数股东权益	股东权益合计
	股本	资本公积	盈余公积	一般风险准备	未分配利润	外币折算差额		
一、上年年末余额	6,195	15,163	6,126	517	8,667	—	1,251	37,919
加：首次执行企业会计准则所产生的会计政策变更	—	8,083	(6)	—	515	—	115	8,707
二、本年年初余额	6,195	23,246	6,120	517	9,182	—	1,366	46,626
三、本年增减变动金额								
（一）净利润	—	—	—	—	15,086	—	495	15,581
（二）直接计入股东权益的利得和损失								
1. 可供出售金融资产公允价值变动净额								
(1) 计入股东权益的金额	—	37,999	—	—	—	—	380	38,379
(2) 转入当期损益的金额	—	(20,676)	—	—	—	—	(207)	(20,883)
2. 与计入股东权益项目相关的所得税的影响	—	(3,426)	—	—	—	—	(34)	(3,460)
3. 其他	—	(2,104)	—	—	—	(42)	(20)	(2,166)
上述（一）和（二）小计	—	11,793	—	—	15,086	(42)	614	27,451
（三）股东投入资本	1,150	37,072	—	—	—	—	—	38,222
（四）利润分配								
1. 提取盈余公积	—	—	1,509	—	(1,509)	—	—	—
2. 提取一般风险准备	—	—	—	1,422	(1,422)	—	—	—
3. 对股东的分配	—	—	—	—	(3,085)	—	(43)	(3,128)
4. 其他	—	—	—	—	—	—	47	47
四、年末余额	7,345	72,111	7,629	1,939	18,252	(42)	1,984	109,218

2006年度

项目	归属于母公司股东权益						少数股东权益	股东权益合计
	股本	资本公积	盈余公积	一般风险准备	未分配利润	外币折算差额		
一、上年年末余额	6,195	15,163	5,526	430	5,350	—	525	33,189
加：首次执行企业会计准则所产生的会计政策变更	—	626	(127)	—	(721)	—	(2)	(224)
二、本年年初余额	6,195	15,789	5,399	430	4,629	—	523	32,965
三、本年增减变动金额								
（一）净利润	—	—	—	—	7,342	—	154	7,496
（二）直接计入股东权益的利得和损失								
1. 可供出售金融资产公允价值变动净额								
(1) 计入股东权益的金额	—	15,250	—	—	—	—	152	15,402
(2) 转入当期损益的金额	—	(2,996)	—	—	—	—	(30)	(3,026)
2. 与计入股东权益项目相关的所得税的影响	—	(1,316)	—	—	—	—	(13)	(1,329)
3. 其他	—	(3,481)	—	—	—	—	635	(2,846)
上述（一）和（二）小计	—	7,457	—	—	7,342	—	898	15,697
（三）利润分配								
1. 提取盈余公积	—	—	721	—	(721)	—	—	—
2. 提取一般风险准备	—	—	—	87	(87)	—	—	—
3. 对股东的分配	—	—	—	—	(1,981)	—	(55)	(2,036)
四、年末余额	6,195	23,246	6,120	517	9,182	—	1,366	46,626

马明哲	张子欣	麦伟林
法定代表人	主管会计工作负责人	会计机构负责人

附表五：母公司资产负债表

中国平安保险（集团）股份有限公司

母公司资产负债表

2007年12月31日

人民币百万元

	2007年 12月31日	2006年 12月31日
资产		
货币资金	**40,858**	3,139
交易性金融资产	**8,176**	5,458
买入返售金融资产	**1,700**	—
应收利息	**75**	29
定期存款	**289**	776
可供出售金融资产	**4,311**	4,227
长期股权投资	**17,868**	17,368
固定资产	**85**	69
无形资产	**24**	18
递延所得税资产	**10**	—
其他资产	**16**	422
资产总计	**73,412**	31,506
负债及股东权益		
负债		
拆入资金	**—**	820
应付职工薪酬	**1,325**	586
应交税费	**380**	75
递延所得税负债	**—**	93
其他负债	**219**	146
负债合计	**1,924**	1,720
股东权益		
股本	**7,345**	6,195
资本公积	**52,506**	15,731
盈余公积	**5,655**	4,969
一般风险准备	**395**	395
未分配利润	**5,587**	2,496
股东权益合计	**71,488**	29,786
负债和股东权益总计	**73,412**	31,506

马明哲	**张子欣**	**麦伟林**
法定代表人	主管会计工作负责人	会计机构负责人

附表六：母公司利润表

中国平安保险（集团）股份有限公司

母公司利润表

2007年度

人民币百万元

	2007年度	2006年度
一、营业收入		
投资收益	8,108	6,443
公允价值变动收益	324	414
汇兑损失	(4)	(27)
其他业务收入	346	54
营业收入合计	8,774	6,884
二、营业支出		
营业税金及附加	(142)	(24)
业务及管理费	(1,414)	(891)
营业支出合计	(1,556)	(915)
三、营业利润	7,218	5,969
减：营业外支出	(2)	(3)
四、利润总额	7,216	5,966
减：所得税费用	(354)	(44)
五、净利润	6,862	5,922

马明哲	张子欣	麦伟林
法定代表人	主管会计工作负责人	会计机构负责人

附表七：母公司现金流量表

中国平安保险（集团）股份有限公司

母公司现金流量表

2007年度

人民币百万元

	2007年度	2006年度
一、经营活动产生的现金流量		
收到的其他与经营活动有关的现金	339	–
经营活动现金流入小计	339	–
支付给职工以及为职工支付的现金	(411)	(217)
支付的各项税费	(247)	(10)
支付的其他与经营活动有关的现金	(156)	(94)
经营活动现金流出小计	(814)	(321)
经营活动产生的现金流量净额	(475)	(321)
二、投资活动产生的现金流量		
收回投资所收到的现金	18,758	41,957
取得投资收益收到的现金	4,753	6,079
处置固定资产和无形资产收回的现金净额	17	–
收回的其他与投资活动有关的现金	–	4
投资活动现金流入小计	23,528	48,040
购建固定资产支付的现金	(62)	(62)
投资支付的现金	(17,039)	(37,706)
购买子公司支付的现金净额	–	(7,018)
投资活动现金流出小计	(17,101)	(44,786)
投资活动产生的现金流量净额	6,427	3,254
三、筹资活动产生的现金流量		
吸收投资收到的现金	38,222	–
取得借款收到的现金	–	546
筹资活动现金流入小计	38,222	546
分配股利及偿付利息支付的现金	(3,080)	(2,006)
支付的其他与筹资活动有关的现金	(939)	(655)
筹资活动现金流出小计	(4,019)	(2,661)

筹资活动产生的现金流量净额	34,203	(2,115)
四、汇率变动对现金及现金等价物的影响	99	(7)
五、现金及现金等价物净增加额	40,254	811
加：年初现金及现金等价物余额	3,448	2,637
六、年末现金及现金等价物余额	43,702	3,448

马明哲	**张子欣**	**麦伟林**
法定代表人	主管会计工作负责人	会计机构负责人

附表八：母公司股东权益变动表

中国平安保险（集团）股份有限公司
母公司股东权益变动表
2007年度
人民币百万元

项目	2007年度 股本	资本公积	盈余公积	一般风险准备	未分配利润	股东权益合计
一、上年年末余额	6,195	15,163	6,126	517	8,678	36,679
加：首次执行企业会计准则所产生会计政策变更	–	568	(1,157)	(122)	(6,182)	(6,893)
二、本年年初余额	6,195	15,731	4,969	395	2,496	29,786
三、本年增减变动金额						
（一）净利润	–	–	–	–	6,862	6,862
（二）直接计入股东权益的利得和损失						
1. 可供出售金融资产公允价值变动净额						
(1) 计入股东权益的金额	–	438	–	–	–	438
(2) 转入当期损益的金额	–	(782)	–	–	–	(782)
2. 与计入股东权益项目相关的所得税的影响	–	47	–	–	–	47
上述（一）和（二）小计	–	(297)	–	–	6,862	6,565
（三）股东投入资本	1,150	37,072	–	–	–	38,222
（四）利润分配						
1. 提取盈余公积	–	–	686	–	(686)	–
2. 对股东的分配	–	–	–	–	(3,085)	(3,085)
四、年末余额	7,345	52,506	5,655	395	5,587	71,488

项目	2006年度 股本	资本公积	盈余公积	一般风险准备	未分配利润	股东权益合计
一、上年年末余额	6,195	15,163	5,526	430	5,350	32,664
加：首次执行企业会计准则所产生会计政策变更	–	7	(1,149)	(35)	(6,202)	(7,379)
二、本年年初余额	6,195	15,170	4,377	395	(852)	25,285
三、本年增减变动金额						
（一）净利润	–	–	–	–	5,922	5,922
（二）直接计入股东权益的利得和损失						
1. 可供出售金融资产公允价值变动净额						
(1) 计入股东权益的金额	–	847	–	–	–	847
(2) 转入当期损益的金额	–	(187)	–	–	–	(187)
2. 与计入股东权益项目相关的所得税的影响	–	(99)	–	–	–	(99)
上述（一）和（二）小计	–	561	–	–	5,922	6,483
（三）利润分配						
1. 提取盈余公积	–	–	592	–	(592)	–
2. 对股东的分配	–	–	–	–	(1,982)	(1,982)
四、年末余额	6,195	15,731	4,969	395	2,496	29,786

马明哲	张子欣	麦伟林
法定代表人	主管会计工作负责人	会计机构负责人

RECEIVED
2003 MAY 19 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中国平安保险（集团）股份有限公司
审计委员会年报工作规程

为进一步完善公司治理结构，加强内部控制，充分发挥审计委员会的监督作用，维护公司审计的独立性，建立健全公司内部控制体系，根据中国证监会的有关要求和规定，制定公司董事会审计委员会年报工作规程。

一、公司年度财务报告审计工作的时间安排由董事会审计委员会与负责公司年报审计的会计师事务所协商确定。

二、审计委员会应当督促会计师事务所在约定的时限内提交审计报告，并以书面意见的形式记录督促的方式、次数和结果以及相关负责人的签字确认。

三、审计委员会应当对公司编制的未经年审注册会计师审计的财务报表进行审阅，形成书面意见。

四、年审注册会计师进场后，审计委员会应加强与年审会计师的沟通，在年审会计师出具初步审计意见后再一次审阅公司财务报表，形成书面意见。

五、审计委员会应当对年度财务报表进行表决，形成决议后提交董事会审核。

六、审计委员会应当向董事会提交会计师事务所从事本年度公司审计工作的总结报告和下年续聘或改聘会计师事务所的决议。

七、本工作规程自公司董事会审议批准后施行。

中国平安保险（集团）股份有限公司
独立非执行董事年报工作制度

第一条 为进一步强化中国平安保险（集团）股份有限公司（以下简称“公司”）内部控制建设，完善公司治理机制，提高公司信息披露质量，充分发挥独立非执行董事在信息披露方面的作用，根据中国证监会的要求以及《公司章程》、《中国平安保险（集团）股份有限公司独立非执行董事工作指引》、《中国平安保险（集团）股份有限公司信息披露事务管理制度》等有关规定，制定本制度。

第二条 独立非执行董事应在公司年报编制和披露过程中切实履行独立非执行董事的责任和义务，勤勉尽责。

第三条 公司管理层应向独立非执行董事全面汇报公司本年度的经营情况和重大事项的进展情况。根据独立非执行董事要求，公司应安排独立非执行董事对重大事项进行考察。

上述事项应有书面记录，必要的文件应有当事人签字。

第四条 公司财务负责人应在年审注册会计师进场审计前向每位独立非执行董事书面提交本年度审计工作安排及其它相关资料。独立非执行董事对审计工作安排或其它财务相关事项存在疑问的，公司财务负责人应及时予以回复。

第五条　公司应在年审注册会计师出具初步审计意见后和召开董事会会议审议年报前，至少安排一次独立非执行董事与年审注册会计师的见面会，沟通审计过程中发现的问题，独立非执行董事应履行见面的职责。见面会应有书面记录及当事人签字。

第六条　独立非执行董事应密切关注公司年报编制过程中的信息保密情况，严防泄漏内幕信息、内幕交易等违法违规行为发生。

第七条　独立非执行董事应当在年报中就年度内公司对外担保等重大事项发表独立意见。

第八条　公司董事会秘书负责协调独立非执行董事与公司管理层的沟通，积极为独立非执行董事在年报编制过程履行职责创造必要的条件。

第九条　本制度由公司董事会负责修订并解释。

第十条　本制度自公司董事会会议审议通过后生效。

证券简称：中国平安　　证券代码：601318　　编号：临 2008-014

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2008年月1月1日至2008年2月29日期间的累计原保险保费收入，分别为人民币1,906,972万元、人民币483,567万元、人民币343万元及人民币52,347万元。以上数据将于中国保险监督管理委员会的网址（http://www.circ.gov.cn）发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年3月20日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-015

中国平安保险（集团）股份有限公司
投资富通投资管理公司的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司第七届董事会第十八次会议于 2008 年 3 月 19 日在深圳市观澜镇平安金融培训学院国际会议厅召开，会议应出席董事 19 人，实到董事 16 人。董事王冬胜先生书面委托董事伍成业先生出席会议并行使表决权，董事张永锐先生书面委托董事周永健先生出席会议并行使表决权，董事陈甦先生书面委托董事夏立平先生出席会议并行使表决权。本公司部分监事和高级管理人员列席了会议。会议符合《公司法》和本公司《章程》的规定。

会议由董事长马明哲先生主持，与会董事经充分审议，以 19 票赞成、0 票反对、0 票弃权审议通过了《关于投资富通投资管理公司的议案》，同意本公司就投资富通投资管理公司吸收合并荷兰银行旗下资产管理公司（不包括某些非核心资产）后全部已发行股份的 50%，与富通银行签署不具有法律约束力的《谅解备忘录》，并授权执行董事在《谅解备忘录》确定的原则和条件下，与富通银行协商并签署相关具有法律约束力的交易文件。

一、交易对手的基本情况

富通集团（Fortis SA/NV and Fortis N. V.）是一家以经营银行及保险业务为主的国际金融服务提供商，通过自有渠道以及其它中介机构和分销合作伙伴为其个人、公司和机构客户提供一系列完善的产品和服务。该集团于阿姆斯特丹和布鲁塞尔的泛欧交易所第一上市，并于卢森堡证券交易所第二上市，在美国发行有存托凭证（ADR）。截至 2007 年 12 月 31 日，富通集团总资产为 8,712 亿欧元，股东权益为 330 亿欧元，为欧洲领先的金融机构之一。其良好的偿付能力水平，遍布全球 50 多个国家的网点以及 6.5 万名专业员工保证了富通集团能够将其全球能力与地区特点相结合，为客户提供灵活的最佳解决方案。

富通集团通过其旗下全资子公司富通银行，间接持有富通投资管理公司 100%的股权。

截至 2008 年 1 月 22 日，本公司控股子公司中国平安人寿保险股份有限公司已通过二级

市场购入富通集团约1.1亿股股份，占富通集团总股本约4.99%，并为其单一最大股东。总对价为约21.1亿欧元。

二、交易标的的基本情况

本次交易的标的是吸收合并荷兰银行旗下资产管理公司（不包括某些非核心资产）后的富通投资管理公司（吸收合并后的实体简称“目标公司”）全部已发行股份50%的股权。本次交易完成后，本公司将与富通银行成为目标公司的并列最大股东。

富通投资管理公司预计将于2008年4月2日启动与荷兰银行资产管理公司的合并。合并后的目标公司注册地在比利时，将成为一家全球性的资产管理公司，拥有广泛的业务网络、显著的市场份额和完整的产品和服务项目，业务遍布世界近30个国家和地区，其中包括如欧美等成熟资本市场，同时也包括如中国、印度和俄罗斯等正高速发展的新兴市场。

三、《谅解备忘录》的主要内容

双方同意，《谅解备忘录》的条款构成双方谈判协商交易最终文件的基础，本公司于2008年3月19日与富通银行签署的《谅解备忘录》主要内容如下：

1、投资股比：本公司拟投资而富通银行拟出售目标公司全部已发行股份的50%。

2、参考价格：21.5亿欧元。

3、目标公司业务：将经营全球资产管理业务，并持有富通银行在全球范围的资产管理业务所相关的一切资产（包括吸收合并荷兰银行资产管理公司的资产，但不包括某些非核心资产）以及本公司在香港的某些资产管理业务的资产。目标公司将获指定为服务本公司全球资产管理业务需要和要求的优先服务提供者之一，目标公司届时将按照优惠条款提供所需服务。

4、公司治理架构：目标公司董事会由两名执行董事、六名非执行董事和四名独立董事组成。执行董事由首席执行官及执行委员会中除首席执行官以外最资深的委员担任。富通银行提名所有的执行董事，本公司和富通银行各自提名三名非执行董事及建议两名独立董事。董事长由富通银行提名的董事出任，本公司将向目标公司的薪酬和升迁委员会、审计委员会分别提名一名成员，并派出代表以观察员身份列席亚洲管理委员会会议，以及向目标公司的亚洲办事处借调投资专业人员。

5、品牌规划：目标公司的中文名称将改为“平安富通投资管理集团控股公司”，英文名称将改为“Fortis Ping An Investment Management Group Holdings”。关于产品的品牌规划，

除非目标公司执行委员会认为使用其他名称或组合合乎商业惯例，否则目标公司应使用前述组合名称推销其现有及未来的产品。

6、技术协助：在本交易完成之前，目标公司应与本公司达成关于提供资产管理的相关技术协助和诀窍的技术协助协议。此项承诺构成双方在资产管理业务上的战略性合作的必要部份。

7、经双方同意，富通银行持有目标公司股份将比本公司多一股。

8、终止：如双方至 2008 年 4 月 15 日仍未签署相关具有法律约束力的交易文件，除一方根据另一方违反约定具有法律约束力的条款提出索赔的情形外，本谅解备忘录其他条款即告终止。

9、谅解备忘录签署至最终文件签署期间的事宜：双方应就本交易与境内外相关政府或监管部门妥善进行协商，并确保双方或目标公司在签署最终文件之前完成适用的一切备案和通知手续。

10、法律文件：1）为促成本交易的实施，双方拟谈判和签署最终文件，包括买卖协议、股东协议、赔偿保证契约和品牌协议；2）富通投资管理公司于 2007 年 12 月 31 日有（经提存拨备）约净 2,300 万欧元的 CDO (债务抵押债券)和 CLO(贷款抵押债券)风险敞口。富通银行已同意在该等资产出现减值时，给予本公司全额的损失赔偿保证。

11、谅解备忘录的法律效力：除保密、终止、费用分摊、排他性谈判、法律适用效力以及争议解决条款外，谅解备忘录的其他条款对双方并无任何法律约束力，双方一致同意，在最终文件签署之前，双方对该交易均无任何义务。

四、本次交易对本公司的影响

本次交易有利于完善本公司的综合金融服务平台，有利于迅速提升本公司旗下的资产管理业务能力，加快国际化进程，并推进本公司第三大支柱资产管理核心业务的发展，令本公司能够获得良好的资产管理行业的历史业绩，增强在国内和全球市场上的投资业务实力，将新的 QDII 产品和服务带给公司的国内客户群。

ERNST & YOUNG

Ernst & Young Hua Ming
Level 16, Ernst & Young Tower
Tower E3, Oriental Plaza
No. 1 East Chang An Ave.
Dong Cheng District
Beijing, China 100738
Phone: (86) 10-58153000
Fax: (86) 10-85188298
www.ey.com/china

安永华明会计师事务所
中国北京市东城区
东长安街1号东方广场
安永大楼(即东三办公楼)16层
邮政编码：100738
电　话：(86) 10-58153000
图文传真：(86) 10-85188298

关于中国平安保险(集团)股份有限公司
2007年度应收控股股东和其他关联方款项
以及向控股股东及控股股东所属企业提供担保事项的专项说明

安永华明(2008)专字第 60468101_B09 号

中国平安保险(集团)股份有限公司全体股东：

我们接受委托，审计了中国平安保险(集团)股份有限公司(以下简称“贵公司”)及其子公司(以下统称“贵集团”)2007年度财务报表，包括2007年12月31日的合并及母公司的资产负债表，2007年度合并及母公司的利润表、股东权益变动表和现金流量表以及财务报表附注，并于2008年3月19日出具了无保留意见的审计报告。我们的审计是按照中国注册会计师审计准则进行的。

现根据贵集团2007年度财务报表，对后附的2007年度贵集团应收控股股东及其他关联方款项情况，以及贵集团对贵公司控股股东及控股股东所属企业提供担保情况(“应收关联方款项和向控股股东及所属企业提供担保情况”)作出专项说明。如实编制和对外披露这些情况并对其真实性、合法性、完整性负责是贵公司的责任。后附的应收关联方款项和向控股股东及所属企业提供担保情况中的资料和数据完全摘自贵集团2007年度财务报表，除了为出具上述年度财务报表审计报告而实施的审计程序外，我们并未对其实施其他额外审计程序。

一、贵集团应收控股股东及其他关联方款项情况

贵集团2007年度应收控股股东及其他关联方款项情况请参见后附的“中国平安保险(集团)股份有限公司2007年度控股股东及其他关联方资金占用情况汇总表”。

二、贵集团对贵公司控股股东及控股股东所属企业提供贷款情况

根据贵集团提供的资料，贵公司没有控股股东。因此，截至2007年12月31日，贵集团不存在对贵公司控股股东及控股股东所属企业提供贷款的情况。

三、贵集团对贵公司控股股东及控股股东所属企业提供担保情况

根据贵集团提供的资料，贵公司没有控股股东。因此，截至2007年12月31日，贵集团不存在对贵公司控股股东及控股股东所属企业提供担保的情况。

本专项说明仅供贵公司向中国证券监督管理委员会内有关机构和上海证券交易所报送之用；未经我所书面同意，不得作其他用途使用。

安永华明会计师事务所	中国注册会计师　吴志强
中国　北京	中国注册会计师　黄悦栋

2008年3月19日

附件

中国平安保险(集团)股份有限公司 2007 年度控股股东及其他关联方资金占用情况汇总表

资金占用方类别	资金占用方名称	占用方与上市公司的关联关系	上市公司核算的会计科目	2007 年初占用资金余额	2007 年度占用累计发生金额(不含占用资金利息)	2007 年度占用资金的利息	2007 年度偿还累计发生金额	2007 年末占用资金余额	占用形成原因	占用性质
控股股东、实际控制人及其附属企业	无	无	无	无	无	无	无	无	无	无
小计	无	无	无	无	无	无	无	无	无	无
上市公司的子公司及其附属企业	无	无	无	无	无	无	无	无	无	无
小计	无	无	无	无	无	无	无	无	无	无
其他关联方及其控制的企业	无	无	无	无	无	无	无	无	无	无
小计	无	无	无	无	无	无	无	无	无	无
总计	无	无	无	无	无	无	无	无	无	无

注：本公司认为，本集团因正常业务需要而存放于本公司股东香港上海汇丰银行有限公司的银行存款，不属于一般意义上的关联方占用上市公司资金范畴。本公司无控股股东，因此，本公司不存在向控股股东及控股股东所属企业提供贷款或担保的情况。

此表已于2008年3月19日经以下人士批准。

法定代表人： 主管会计工作负责人： 会计机构负责人：

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號： 2318)

董事會召開日期

中國平安保險(集團)股份有限公司(「本公司」)董事會(「董事會」)茲通告謹定於二零零八年三月十九日(星期三)上午九點三十分於深圳市觀瀾鎮平安金融培訓學院舉行董事會會議，以考慮及通過，其中包括，本公司截至二零零七年十二月三十一日止之年度業績報告，及考慮建議派發末期股息(如有)。

承董事會命
姚軍
聯席公司秘書

中國深圳，2008年3月7日

於本公佈之日，本公司的執行董事爲馬明哲、孫建一及張子欣，非執行董事爲林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事爲鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

中国平安保险（集团）股份有限公司
2008 年第一次临时股东大会、
2008 年第一次内资股类别股东会议、
2008 年第一次外资股类别股东会议决议公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称"本公司"）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要提示：

1、本次中国平安保险（集团）股份有限公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议通过的向不特定对象公开发行 A 股股票方案及发行认股权和债券分离交易的可转换公司债券方案尚须报中国证券监督管理委员会审核；

2、本次会议没有增加、否决或变更议案。

一、会议召开和出席情况

1、会议召开情况

中国平安保险（集团）股份有限公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议（以下合称"本次会议"）分别于 2008 年 3 月 5 日在中国深圳市观澜镇平安金融培训学院召开。2008 年第一次临时股东大会（以下简称"临时股东大会"）和 2008 年第一次内资股类别股东会议（以下简称"内资股类别股东会议"）采取现场投票和网络投票相结合的表决方式，2008 年第一次外资股类别股东会议（以下简称"外资股类别股东会议"）采取现场投票的表决方式。

本次会议由本公司董事会召集，由本公司董事长兼首席执行官马明哲先生主持，本公司部分董事、监事及董事会秘书出席了本次会议，本公司部分高级管理人员、香港中央证券登记有限公司的监票人员及见证律师列席了本次会议。本次会议的召开符合《中华人民共和国

公司法》、《上市公司股东大会规则》等法律、法规、规范性文件以及《中国平安保险（集团）股份有限公司章程》的规定。

2、会议出席情况

参加临时股东大会现场会议和网络投票表决的股东及股东代理人共 8934 家，代表股份 5,697,465,953 股，约占公司总股本 7,345,053,334 股的 77.5687%。其中，内资股股东及股东代理人共 8917 家，代表股份 4,054,257,342 股，约占公司总股本 7,345,053,334 股的 55.1971%；外资股股东及代理人共 17 家，代表股份 1,643,208,611 股，约占公司总股本 7,345,053,334 股的 22.3716%。

参加内资股类别股东会议现场会议和网络投票表决的股东及股东代理人共 8917 家，代表股份 4,054,257,342 股，约占公司内资股类别股份 4,786,409,636 股的 84.7035%。

参加外资股类别股东会议的股东及股东代理人共 16 家，代表股份 1,637,996,725 股，约占公司外资股类别股份 2,558,643,698 股的 64.0182%。

二、本次会议议案内容

本次会议议案的详情请参考本公司分别于 2008 年 1 月 21 日以及 2008 年 2 月 5 日在上海证券交易所网站（www.sse.com.cn）刊登的本次会议的会议资料。

三、临时股东大会议案审议情况及表决结果

临时股东大会审议并逐项表决通过了如下决议：

1、审议通过了《关于审议公司与交通银行关联交易的议案》（普通决议）

汇丰保险控股有限公司、香港上海汇丰银行有限公司和 HSBC CCF Financial Products (France) SNC 作为关联股东在本表决项目上回避表决，其所代表股份数不计入本议案有效表决票股份总数。

议案内容	有效表决票股份总数	赞成股数	反对股数	弃权股数	赞成比例
关于审议公司与交通银行关联交易的议案	4,417,520,471	4,171,184,125	172,263,518	74,072,828	94.4237%

2、逐项审议通过了《关于公司向不特定对象公开发行 A 股股票方案的议案》（特别决议）

议案内容	有效表决票股份总数	赞成股数	反对股数	弃权股数	赞成比例
1）股票种类及每股面值	5,697,454,453	5,287,742,592	354,396,901	55,314,960	92.8089%

2）发行数量	5,697,454,453	5,257,076,049	383,069,809	57,308,595	92.2706%
3）发行方式	5,697,454,453	5,269,353,629	370,794,178	57,306,646	92.4861%
4）发行对象	5,697,454,453	5,269,243,829	370,879,878	57,330,746	92.4842%
5）本次增发股票的上市地	5,697,454,453	5,287,763,004	354,389,589	55,301,860	92.8092%
6）定价方式	5,697,454,453	5,287,855,217	354,305,952	55,293,284	92.8108%
7）募集资金用途	5,697,454,453	5,287,868,592	354,279,201	55,306,660	92.8111%
8）决议有效期	5,697,454,453	5,288,024,780	354,119,813	55,309,860	92.8138%
9）对董事会办理本次增发A股具体事宜的授权	5,697,454,453	5,288,101,646	354,064,047	55,288,760	92.8152%

3、审议通过了《关于本次增发A股前公司滚存未分配利润处置的议案》（普通决议）

议案内容	有效表决票股份总数	赞成股数	反对股数	弃权股数	赞成比例
关于本次增发A股前公司滚存未分配利润处置的议案	5,685,256,383	5,303,449,523	289,734,768	92,072,092	93.2843%

4、逐项审议通过了《关于公司发行认股权和债券分离交易的可转换公司债券的议案》（特别决议）

议案内容	有效表决票股份总数	赞成股数	反对股数	弃权股数	赞成比例
1）发行规模	5,697,454,453	5,309,722,384	320,245,945	67,486,124	93.1946%
2）发行价格	5,697,454,453	5,309,789,672	320,144,227	67,520,554	93.1958%
3）发行对象	5,697,454,453	5,309,788,872	320,144,767	67,520,814	93.1958%
4）发行方式	5,697,454,453	5,311,091,172	320,143,527	66,219,754	93.2187%
5）债券利率	5,697,454,453	5,311,090,372	320,121,327	66,242,754	93.2187%
6）债券期限	5,697,454,453	5,311,290,672	320,119,127	66,044,654	93.2222%
7）还本付息的期限和方式	5,697,454,453	5,312,201,661	320,116,027	65,136,765	93.2382%
8）债券回售条款	5,697,454,453	5,312,201,861	320,115,727	65,136,865	93.2382%
9）担保条款	5,697,454,453	5,312,205,561	320,112,827	65,136,065	93.2382%
10）认股权证的存续期	5,697,454,453	5,311,275,072	320,145,527	66,033,854	93.2219%
11）认股权证的行权期	5,697,454,453	5,310,998,772	320,113,227	66,342,454	93.2170%

12）认股权证的行权比例	5, 697, 454, 453	5, 310, 992, 772	320, 117, 027	66, 344, 654	93.2169%
13）认股权证的行权价格	5, 697, 454, 453	5, 310, 994, 272	320, 116, 627	66, 343, 554	93.2170%
14）认股权证行权价格及行权比例的调整	5, 697, 454, 453	5, 310, 999, 672	320, 112, 027	66, 342, 754	93.2171%
15）本次发行募集资金用途	5, 697, 454, 453	5, 309, 507, 272	320, 112, 527	67, 834, 654	93.1909%
16）本次决议的有效期	5, 697, 454, 453	5, 309, 519, 172	320, 091, 527	67, 843, 754	93.1911%
17）提请股东大会授权董事会办理本次分离交易可转债发行相关事宜	5, 697, 454, 453	5, 309, 506, 472	320, 170, 127	67, 777, 854	93.1909%

5、审议通过了《关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案》（普通决议）

议案内容	有效表决票股份总数	赞成股数	反对股数	弃权股数	赞成比例
关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案	5, 652, 604, 323	5, 114, 588, 598	463, 832, 370	74, 183, 355	90.4820%

6、审议通过了《关于前次募集资金使用情况报告的议案》（普通决议）

议案内容	有效表决票股份总数	赞成股数	反对股数	弃权股数	赞成比例
关于前次募集资金使用情况报告的议案	5, 652, 604, 323	5, 196, 265, 202	356, 029, 467	100, 309, 654	91.9269%

四、内资股类别股东会议议案审议情况及表决结果

内资股类别股东会议审议并逐项表决通过了如下决议：

1、逐项审议通过了《关于公司向不特定对象公开发行A股股票方案的议案》（特别决议）

议案内容	有效表决票股份总数	赞成股数	反对股数	弃权股数	赞成比例
1）股票种类及每股面值	4, 054, 257, 342	3, 668, 054, 981	331, 037, 401	55, 164, 960	90. 4742%
2）发行数量	4, 054, 257, 342	3, 637, 388, 438	359, 710, 309	57, 158, 595	89. 7177%
3）发行方式	4, 054, 257, 342	3, 649, 666, 018	347, 434, 678	57, 156, 646	90. 0206%
4）发行对象	4, 054, 257, 342	3, 649, 556, 218	347, 520, 378	57, 180, 746	90. 0179%
5）本次增发股票的上市地	4, 054, 257, 342	3, 668, 075, 393	331, 030, 089	55, 151, 860	90. 4747%
6）定价方式	4, 054, 257, 342	3, 668, 167, 606	330, 946, 452	55, 143, 284	90. 4769%
7）募集资金用途	4, 054, 257, 342	3, 668, 180, 981	330, 919, 701	55, 156, 660	90. 4773%
8）决议有效期	4, 054, 257, 342	3, 668, 337, 169	330, 760, 313	55, 159, 860	90. 4811%
9）对董事会办理本次增发 A 股具体事宜的授权	4, 054, 257, 342	3, 668, 414, 035	330, 704, 547	55, 138, 760	90. 4830%

2、逐项审议通过了《关于公司发行认股权和债券分离交易的可转换公司债券的议案》（特别决议）

议案内容	有效表决票股份总数	赞成股数	反对股数	弃权股数	赞成比例
1）发行规模	4, 054, 257, 342	3689915023	297006195	67336124	91. 0133%
2）发行价格	4, 054, 257, 342	3689982311	296904477	67370554	91. 0150%
3）发行对象	4, 054, 257, 342	3689981511	296905017	67370814	91. 0150%
4）发行方式	4, 054, 257, 342	3691283811	296903777	66069754	91. 0471%
5）债券利率	4, 054, 257, 342	3691283011	296881577	66092754	91. 0471%
6）债券期限	4, 054, 257, 342	3691483311	296879377	65894654	91. 0520%
7）还本付息的期限和方式	4, 054, 257, 342	3692394300	296876277	64986765	91. 0745%
8）债券回售条款	4, 054, 257, 342	3692394500	296875977	64986865	91. 0745%
9）担保条款	4, 054, 257, 342	3692398200	296873077	64986065	91. 0746%
10）认股权证的存续期	4, 054, 257, 342	3691467711	296905777	65883854	91. 0516%
11）认股权证的行权期	4, 054, 257, 342	3691191411	296873477	66192454	91. 0448%
12）认股权证的行权比例	4, 054, 257, 342	3691185411	296877277	66194654	91. 0447%
13）认股权证的行权价格	4, 054, 257, 342	3691186911	296876877	66193554	91. 0447%

14）认股权证行权价格及行权比例的调整	4,054,257,342	3691192311	296872277	66192754	91.0448%
15）本次发行募集资金用途	4,054,257,342	3,689,699,911	296,872,777	67,684,654	91.0080%
16）本次决议的有效期	4,054,257,342	3,689,711,811	296,851,777	67,693,754	91.0083%
17）提请股东大会授权董事会办理本次分离交易可转债发行相关事宜	4,054,257,342	3,689,699,111	296,930,377	67,627,854	91.0080%

五、外资股类别股东会议议案审议情况及表决结果

外资股类别股东会议审议并逐项表决通过了如下决议:

1、逐项审议通过了《关于公司向不特定对象公开发行A股股票方案的议案》（特别决议）

议案内容	有效表决票股份总数	赞成股数	反对股数	弃权股数	赞成比例
1）股票种类及每股面值	1,637,996,725	1,601,543,264	36,040,461	413,000	97.7745%
2）发行数量	1,637,996,725	1,601,543,264	36,040,461	413,000	97.7745%
3）发行方式	1,637,996,725	1,601,543,264	36,040,461	413,000	97.7745%
4）发行对象	1,637,996,725	1,601,543,264	36,040,461	413,000	97.7745%
5）本次增发股票的上市地	1,637,996,725	1,601,543,264	36,040,461	413,000	97.7745%
6）定价方式	1,637,996,725	1,601,543,264	36,040,461	413,000	97.7745%
7）募集资金用途	1,637,996,725	1,601,543,264	36,040,461	413,000	97.7745%
8）决议有效期	1,637,996,725	1,601,543,264	36,040,461	413,000	97.7745%
9）对董事会办理本次增发A股具体事宜的授权	1,637,996,725	1,601,543,264	36,040,461	413,000	97.7745%

2、逐项审议通过了《关于公司发行认股权和债券分离交易的可转换公司债券的议案》（特别决议）

议案内容	有效表决票股份总数	赞成股数	反对股数	弃权股数	赞成比例

1）发行规模	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
2）发行价格	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
3）发行对象	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
4）发行方式	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
5）债券利率	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
6）债券期限	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
7）还本付息的期限和方式	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
8）债券回售条款	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
9）担保条款	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
10）认股权证的存续期	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
11）认股权证的行权期	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
12）认股权证的行权比例	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
13）认股权证的行权价格	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
14）认股权证行权价格及行权比例的调整	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
15）本次发行募集资金用途	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
16）本次决议的有效期	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%
17）提请股东大会授权董事会办理本次分离交易可转债发行相关事宜	1, 637, 996, 725	1, 601, 663, 014	35, 920, 711	413, 000	97. 7818%

六、律师见证情况及监票人

本次会议经北京市金杜律师事务所的见证律师见证，并为本次会议出具法律意见书，认为：本公司2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议的召集和召开程序，符合《中华人民共和国公司法》、《上市公司股东大会规则》等法律、法规、规范性文件和《中国平安保险（集团）股份有限公司章程》的规定，出席本次会议人员的资格、召集人的资格合法有效；本次会议的表决程序和表决结果合法有效，本次会议决议合法有效。

作为本公司H股股份过户登记处，香港中央证券登记有限公司被本公司委任为本次会议的监票人之一。

七、备查文件

1、经与会董事和记录人签字的本公司2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议决议；

2、北京市金杜律师事务所出具的法律意见书。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年3月6日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-010

中国平安保险（集团）股份有限公司
有限售条件流通股上市流通的提示性公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要提示：

- 本次有限售条件的流通股上市数量为 3,121,586,596 股
- 本次有限售条件的流通股上市流通日为 2008 年 3 月 3 日（星期一）

一、本次上市流通的有限售条件股份来源

根据中国证券监督管理委员会证监发行字[2007]29 号文核准，本公司在上海证券交易所向社会公开发行人民币普通股(A 股) 1,150,000,000 股（以下简称“首次公开发行 A 股”），首次公开发行 A 股之网上发行股票于 2007 年 3 月 1 日（以下简称“股票上市日”）在上海证券交易所挂牌上市。首次公开发行 A 股前，本公司已发行总股本为 6,195,053,334 股，首次公开发行 A 股后，本公司已发行总股本为 7,345,053,334 股。本次上市流通的有限售条件的流通股由以下两部分组成：

1、首次公开发行 A 股时，除深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司和深圳市江南实业发展有限公司以外的其他内资股股东合计持有本公司 2,776,586,596 股，该部分股票的限售期为 12 个月，自股票上市日起开始计算，将于 2008 年 3 月 3 日（星期一）起开始上市流通。

2、首次公开发行 A 股时，本公司向战略投资者配售 345,000,000 股，该部分股票的限售期为 12 个月，自股票上市日起开始计算，将于 2008 年 3 月 3 日（星期一）起开始上市流通。

二、限售股份锁定情况

根据《中华人民共和国公司法》规定，本公司首次公开发行 A 股前内资股自股票上市日起 12 个月内不得转让。另根据本公司首次公开发行 A 股方案，战略投资者配售股份自股票上市日起 12 个月内不得转让。

经查：除法院强制执行外，上述限售股份持有人所持股份未发生转让变更情况。

三、本次限售股份上市流通安排

1、本次有限售条件的流通股上市流通数量为3,121,586,596股。

2、本次有限售条件的流通股上市流通日为2008年3月3日（星期一）。

3、本次有限售条件的流通股上市流通具体情况：

（单位：股）

序号	限售股份持有人名称	限售股份总数	本次上市数量	剩余限售股份数量
1	深圳市新豪时投资发展有限公司*	389,592,366	0	389,592,366
2	深圳市景傲实业发展有限公司*	331,117,788	0	331,117,788
3	深圳市江南实业发展有限公司*	139,112,886	0	139,112,886
4	其他内资股股东**	2,776,586,596	2,776,586,596	0
5	首次公开发行A股时的战略投资者	345,000,000	345,000,000	0
合计		3,981,409,636	3,121,586,596	859,823,040

* 深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司和深圳市江南实业发展有限公司承诺所持的本公司内资股股份，自股票上市日起锁定36个月后方可上市流通。

** 其他内资股股东指本公司首次公开发行A股前，除深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司和深圳市江南实业发展有限公司以外的其他持有本公司内资股股份的股东。

四、股份变动情况表

本次有限售条件的流通股上市流通后，本公司的股本结构变动如下：

（单位：股）

	变动前	本次变动	变动后
一、有限售条件的A股合计	3,981,409,636	-3,121,586,596	859,823,040
其中：1、国家持有股份	588,859,239	-588,859,239	0
2、国有法人持有股份	367,542,525	-367,542,525	0
3、境内其他法人持有股份	2,680,007,872	-1,820,184,832	859,823,040
4、战略投资者配售股份	345,000,000	-345,000,000	0
二、无限售条件的A股合计	805,000,000	3,121,586,596	3,926,586,596
三、境外上市的外资股(H股)合计	2,558,643,698	——	2,558,643,698
四、总股本	7,345,053,334	——	7,345,053,334

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年2月28日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-009

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2008年月1月1日至2008年1月31日期间的累计原保险保费收入，分别为人民币1,082,009万元、人民币317,678万元、人民币271万元及人民币51,960万元。以上数据将于中国保险监督管理委员会的网址（http://www.circ.gov.cn）发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年2月15日

中国平安
PING AN OF CHINA

RECEIVED
2008 MAY 19 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

公 告

選擇收取公司通訊方式及公司通訊的語言版本

本公司謹此公告，本公司根據《上市規則》第2.07A條及第2.07B(2)條附註(8)現正作出適當安排，以確定各股東有關收取公司通訊之方式及語言版本的選擇。

寄發通函及更改臨時股東大會及H股類別股東大會的會議地點

謹此提述本公司日期爲2008年1月18日的公佈。一份載有（其中包括）有關特別授權及發行附認股權證的A股債券詳情的通函已於2008年2月13日寄發予H股股東。

本公司原訂於2008年3月5日假座中國深圳市八卦三路平安大廈六樓召開臨時股東大會及H股類別股東大會，由於會議地點安排發生變動，臨時股東大會及H股類別股東大會地點現改爲中國深圳市觀瀾鎮平安金融培訓學院。但大會時間、股權登記日期、臨時股東大會出席登記日期及將予審議的決議案並未變動。

(I). 選擇收取公司通訊方式及公司通訊的語言版本

爲了積極響應環保並節省成本，本公司作出下列安排，敦請股東選擇日後收取本公司的公司通訊的方式（以印刷本形式或以電子形式）和語言版本（僅收取英文版本，僅收取中文版本，或同時收取中、英文版本）。

建議安排

根據《上市規則》第2.07A條及第2.07B(2)條附註(8)，本公司將作出下列安排：

1. 本公司已於2008年2月13日向其股東寄發以中、英文編製的函件(「函件一」)連同回條(「回條」)及已預付郵費的回郵信封，以便股東選擇日後收取公司通訊的方式：(i)透過本公司網站：www.pingan.com.cn；或(ii)僅以光盤形式；或(iii)僅收取英文版印刷本；或(iv)僅收取中文版印刷本；或(v)同時收取中、英文版印刷本。函件一說明，倘若本公司於2008年2月27日仍未收到股東回覆，將作出以下安排（倘適用）：

   - 香港股東中所有具有中文姓名，並以香港地址登記的自然人，概將收到公司通訊的中文版印刷本；及

   - 所有海外股東，及以香港地址登記的香港股東（具中文姓名的自然人除外），則概將收到公司通訊的英文版印刷本。

   至於股東屬於香港或海外人士，則概以其在本公司H股股份過戶登記處存置的股東名冊內所示的地址爲準。

   股東有權隨時向本公司的H股股份過戶登記處發出合理書面通知，更改所選擇的公司通訊收取方式及語言版本。

2. 就選擇收取公司通訊印刷本的股東而言，本公司將向已作出選擇的股東寄送其選定的公司通訊語言版本，除非並直至該等股東以書面通知本公司的H股股份過戶登記處，表示彼等擬收取公司通訊的其他（或兩種）語言版本，或以電子形式收取（透過本公司網站或以光盤的形式）。

3. 每次按照上文所述第一項及第二項安排寄出公司通訊印刷本時，本公司將於所寄公司通訊版本加印明示或附上以中、英文編製的函件（「函件二」）連同變更申請表（「變更申請表」）及已預付郵費回郵信封，說明本公司會按要求提供另一語言版本的公司通訊。股東可填妥及交回變更申請表予本公司的H股股份過戶登記處以更改所選擇的公司通訊收取方式及語言版本。

4. 所有公司通訊的中、英文版本將以可閱覽格式於本公司網站（www.pingan.com.cn）登載。本公司將於向股東寄發公司通訊當日或聯交所或《上市規則》規定的其他日期，將公司通訊兩種語言版本的電子格式檔案送交聯交所存檔。

5. 本公司的H股股份過戶登記處現正於營業時間內(上午九時至下午六時，星期一至星期五，公眾假期除外)提供電話熱線服務（電話號碼：(852) 2862 8555），以便股東查詢上文所述

的本公司建議安排。

6. 函件一及函件二將提及上文所述的第四項及第五項安排，即公司通訊的兩種語言版本均可於本公司網站查閱，以及已提供電話熱線服務。

(II) 寄發通函及更改臨時股東大會及H股類別股東大會的會議地點

謹此提述本公司日期爲2008年1月18日的公佈（「該公佈」）。除文義另有所指外，本公佈所用詞語與該公佈所界定者具有相同涵義。一份載有（其中包括）有關特別授權及發行附認股權證的A股債券詳情的通函已於2008年2月13日寄發予H股股東。

本公司原訂於2008年3月5日星期三召開臨時股東大會、H股類別股東大會及A股類別股東大會，會上將提呈以投票方式批准（其中包括）可能的A股配售及發行附認股權證的A股債券的決議案。本公司原訂於2008年3月5日假座中國深圳市八卦三路平安大廈六樓召開臨時股東大會及H股類別股東大會，有關詳情載於日期爲2008年1月18日的臨時股東大會通告及H股類別股東大會通告。由於會議地點安排發生變動，臨時股東大會及H股類別股東大會地點現改爲中國深圳市觀瀾鎮平安金融培訓學院。但大會時間、股權登記日期、臨時股東大會出席登記日期及將予審議的決議案並未變動。擬出席臨時股東大會或H股類別股東大會的股東務請留意上述變動。

釋義

於本公告內，除文義另有所指外，下列詞彙具備以下涵義：

「本公司」		中國平安保險（集團）股份有限公司
「公司通訊」	指	根據《上市規則》第1.01條定義所載，本公司發出或將予發出以供其任何證券持有人參照或採取行動的任何文件
「聯交所」	指	香港聯合交易所有限公司
「《上市規則》」	指	《香港聯合交易所有限公司證券上市規則》
「H股股份過戶登記處」	指	香港中央證券登記有限公司，地址爲香港灣仔皇后大道東183號合和中心18樓1806-07室

承董事會命
姚軍
聯席公司秘書

深圳，中國
2008年2月13日

於本公告之日，本公司的執行董事爲馬明哲、孫建一及張子欣，非執行董事爲林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事爲鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

選擇公司通訊之收取方式及語言版本

根據《香港聯合交易所有限公司證券上市規則》，現特致函閣下，就中國平安保險（集團）股份有限公司（「本公司」）日後寄發之公司通訊（「公司通訊」）提供選擇。

公司通訊包括本公司將予發出以供 閣下參照或採取行動的任何文件，其中包括但不限於：

（甲） 年度報告；

（乙） 中期報告；

（丙） 會議通告；

（丁） 上市文件；及

（戊） 通函。

閣下可選擇：

(1) 瀏覽在本公司網站發表之公司通訊（「網上版本」），以代替印刷本；或

(2) 僅以光盤的形式收取公司通訊，以代替印刷本；或

(3) 僅收取公司通訊英文印刷本；或

(4) 僅收取公司通訊中文印刷本；或

(5) 同時收取公司通訊英文及中文印刷本。

爲了積極響應環保並節省成本，本公司建議閣下選擇收取網上版本。即使選擇網上版本，閣下仍可在任何時間發出合理書面通知予本公司H股股份過戶登記處更改閣下的選擇。

請閣下於回條上適當空格內劃上「√」號，簽署後以隨附的信封寄回本公司H股股份過戶登記處，香港中央證券登記有限公司，地址爲香港灣仔皇后大道東183號合和中心18樓1806-07室。

倘若本公司於二零零八年二月二十七日仍未收到閣下的回條，及直至閣下發出合理書面通知予本公司之H股股份過戶登記處爲止，所有於本公司股東名冊上具有中文姓名及香港地址的自然人，將只會收取本公司之公司通訊之中文印刷本。其他股東只會收取本公司之公司通訊之英文印刷本。

敬請注意：（甲）本公司或本公司的H股股份過戶登記處備有英、中文印刷本的公司通訊可供索閱；及（乙）股東亦可於本公司網站www.pingan.com.cn及香港聯合交易所有限公司之網站上瀏覽公司通訊之英、中文版本。

如閣下對本函有任何疑問，請於營業時間內（上午九時至下午六時，星期一至星期五，公眾假期除外）致電本公司H股股份過戶登記處熱線(852) 2862 8555查詢。

此致
列位股東
代表
中國平安保險（集團）股份有限公司
姚軍
聯席公司秘書
謹啓

二零零八年二月十三日

Reply Form
回條

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")
致： 中國平安保險（集團）股份有限公司（「本公司」）

c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-07, 18th Floor
Hopewell Centre, 183 Queen's Road East
Wanchai
Hong Kong
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-07室

I/We would like to receive the Corporate Communication of the Company as indicated below:
本人／我們希望以下列方式收取本公司之公司通訊：

(Please tick ONLY ONE of the following boxes)
（請從下列選擇中， 僅在其中一個空格內劃上「√」號）

☐ read the **Website Version** of the Corporate Communication published on the Company's website instead of receiving printed copies; **OR**
瀏覽在本公司網站發表之公司通訊網上版本，以代替印刷本： 或

☐ to receive the Corporate Communication on **CD-ROM** only instead of receiving printed copies; **OR**
僅以光盤的形式收取公司通訊， 以代替印刷本：或

☐ to receive the printed **English version** of the Corporate Communication ONLY; **OR**
僅收取公司通訊之英文印刷本： 或

☐ to receive the printed **Chinese version** of the Corporate Communication ONLY; **OR**
僅收取公司通訊之中文印刷本： 或

☐ to receive **both the printed English and Chinese versions** of the Corporate Communication.
同時收取公司通訊之英文及中文印刷本。

Signature
簽名： ______________________________

Contact telephone number
聯絡電話號碼： ____________________

Date
日期： ____________________

Notes:

1. Please complete all your details clearly.

2. If the Company does not receive this Reply Form by 27 February 2008, all future Corporate Communication will be sent out in the manner specified in the Company's letter dated 13 February 2008.

3. If your shares are held in joint names, all joint holders or the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Reply Form in order to be valid.

4. The above instruction will apply to all future Corporate Communication to be sent to shareholders of the Company until you notify the Company's H share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, otherwise by reasonable notice in writing.

5. All future Corporate Communication in both the English and Chinese languages will be available from the Company or the Company's H share registrar upon request.

6. The shareholders are entitled to change the choice of means or language of the Company's Corporate Communication at any time by reasonable notice in writing to the Company's H share registrar.

附註：

1. 請閣下清楚填妥所有資料。

2. 倘若本公司於二零零八年二月二十七日仍未收到閣下的回條，本公司將按二零零八年二月十三日之本公司函件內所述之方式把公司通訊寄予閣下。

3. 如屬聯名股東，則本回條須由所有聯名股東或由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方爲有效。

4. 上述指示適用於將來寄發予本公司股東之所有公司通訊，直至閣下發出合理書面通知予本公司之H股股份過戶登記處香港中央證券登記有限公司（地址爲香港灣仔皇后大道東183號合和中心18樓1806-07室）另作選擇爲止。

5. 本公司或本公司H股股份過戶登記處將備有所有公司通訊之英、中文印刷本以供索閱。

6. 股東有權隨時發出合理書面通知予本公司H股股份過戶登記處，要求更改收取公司通訊之語言版本及形式。

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中國平安保險（集團）股份有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

中国平安 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

建議就可能配售A股授出發行A股的特別授權
建議申請在中國發行不超過41,200萬張附認股權證的A股債券
可能的關連交易

本公司謹訂於二零零八年三月五日星期三上午十時正假座中國深圳市觀瀾鎮平安金融培訓學院召開臨時股東大會及於上午十一時三十分（或緊接臨時股東大會及A股類別股東大會及續會結束後）於中國深圳市觀瀾鎮平安金融培訓學院召開H股類別股東大會。大會通告載於本通函內。

無論 閣下是否擬出席臨時股東大會或H股類別股東大會，務請將寄發予 閣下的代表委任表格按其上印備的指示填妥並交回。倘 閣下擬出席該等大會，務請於各大會或其任何續會（視乎情況而定）指定舉行時間二十四小時前將代表委任表格按其上印備的指示填妥並交回。填妥及交回代表委任表格後， 閣下仍可依願親身出席各大會或其任何續會並於會上投票。

二零零八年二月十三日

目　錄

釋 義

於本通函內，除文義另有所指外，下列詞語分別具有以下涵義：

「A股」	指	於上海證券交易所上市的中國上市A股；
「A股債券」	指	本公司建議發行的本金金額不超過人民幣412億元（約443.6億港元）的A股債券；
「附認股權證的A股債券」	指	附有可分拆認股權證的A股債券；
「附認股權證的A股債券的承銷商」	指	本公司將根據就發行附認股權證的A股債券而簽訂的承銷協議而委任的承銷商；
「A股認購主體」	指	可能的A股配售的認購主體；
「A股配售主承銷商」	指	本公司將根據就可能的A股配售所訂立的承銷協議而委任的承銷商；
「A股股東」	指	A股持有人；
「A股類別股東大會」	指	於二零零八年三月五日星期三召開的A股類別股東大會，以考慮及酌情通過（其中包括）有關可能的A股配售的特別授權及發行附認股權證的A股債券；
「相聯法團」	指	上市規則賦予其的涵義；
「董事會」	指	本公司董事會；
「營業日」	指	香港商業銀行及金融機構開門營業之任何日子（星期六或星期日除外）；
「本公司」	指	中國平安保險（集團）股份有限公司，一家於中國正式成立的股份有限責任公司，其A股於上海證券交易所上市，其H股於香港聯交所上市；
「關連人士」	指	上市規則賦予其的涵義；

「中國證監會」	指	中國證券監督管理委員會；
「董事」	指	本公司董事；
「臨時股東大會」	指	股東於二零零八年三月五日星期三召開的臨時股東大會，以考慮及酌情通過（其中包括）有關可能的A股配售的特別授權及發行附認股權證的A股債券；
「本集團」	指	本公司及其附屬公司；
「H股」	指	海外上市外資股，而有關股份於香港聯交所上市，並以港元認購及交易；
「H股股東」	指	H股持有人；
「H股類別股東大會」	指	於二零零八年三月五日星期三召開的H股類別股東大會，以考慮及酌情通過（其中包括）有關可能的A股配售的特別授權及發行附認股權證的A股債券；
「香港」	指	中國香港特別行政區；
「香港聯交所」	指	香港聯合交易所有限公司；
「獨立第三方」	指	與董事、本公司或其附屬公司的行政總裁或主要股東或彼等各自的聯繫人士概無關連的獨立第三方；
「最後實際可行日期」	指	二零零八年二月五日，於印刷本通函前確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「配售A股」	指	根據可能的A股配售將予發行及配發的最多1,200,000,000股新A股；
「可能的A股配售」	指	根據股東授予的特別授權而可能配售不超過1,200,000,000股配售A股；

釋 義

「中國」	指	中華人民共和國；
「中國會計準則」	指	中國的會計準則及制度；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「上海證券交易所」	指	中國上海證券交易所；
「股份」	指	本公司股本中每股面值人民幣1.00元的普通股；
「股東」	指	股份持有人；
「特別授權」	指	股東於臨時股東大會以及A股股東及H股股東各自於其類別股東大會上建議授予董事的特別授權，以授權董事於臨時股東大會及類別股東大會通告所載有關決議案的任何指定時間，發行最多1,200,000,000股配售A股（佔本公司於最後實際可行日期不超過16.34%已發行股本）；
「附屬公司」	指	具有上市規則所賦予之相同涵義；
「認股權證」	指	免費授予A股債券認購人可轉換爲本公司A股的可分拆認股權證，將在上海證券交易所上市；
「港元」	指	港元，香港法定貨幣；
「人民幣」	指	人民幣，中國法定貨幣；及
「%」	指	百分比。

註： 在本通函中兌換爲港元的人民幣數字是僅爲參考目的按人民幣100元：107.66港元的兌換率進行兌換

中国平安 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

執行董事：
馬明哲
孫建一
張子欣

非執行董事：
林友鋒
張利華
賀培
樊剛
林麗君
胡愛民
陳洪博
王冬勝
伍成業

獨立非執行董事：
鮑友德
鄺志強
張永銳
周永健
張鴻義
陳甦
夏立平

註冊地址：
中國深圳市
八卦三路
平安大廈

香港主要營業地點：
香港
灣仔
告士打道108號
大新金融中心11樓

敬啓者：

建議就可能配售A股授出發行A股的特別授權
建議申請在中國發行不超過41,200萬張附認股權證的A股債券
可能的關連交易

A. 緒言

董事會建議尋求股東批准(i)可能的A股配售及(ii)發行附認股權證的A股債券。

本通函旨在就上述可能的A股配售及發行附認股權證的A股債券向 閣下提供資料及董事就此的推薦意見。

B. 建議就可能的A股配售授出發行A股的特別授權

根據建議特別授權，本公司將發行不超過1,200,000,000股A股，不超過本公司於最後實際可行日期的全部已發行股本約16.34%。建議特別授權將尋求獲得股東批准，並自於臨時股東大會、A股類別股東大會及H股類別股東大會上通過相關決議案起計12個月內有效，除非經股東於股東大會及類別股東大會上以特別決議案方式撤銷或修訂，則作別論。發行A股須待（其中包括）向中國證監會取得所需批准後方可作實。於最後實際可行日期，本公司尚未向中國證監會提出有關申請。於臨時股東大會、A股類別股東大會及H股類別股東大會獲得股東的有關批准後，方可向中國證監會作出正式申請。可能的A股配售的具體條款將於獲得中國證監會批准後釐定。

可能的A股配售的架構

於最後實際可行日期，本公司現有全部已發行股本為7,345,053,334股。倘於授出特別授權後，董事會進行配售A股，則本公司可發行不超過1,200,000,000股配售A股，即：

將予發行的配售A股數目	佔現有已發行股本的概約百分比	佔經擴大已發行股本的概約百分比	佔現有已發行A股的概約百分比	佔經擴大已發行A股的概約百分比
1,200,000,000股	16.34%	14.04%	25.07%	20.05%

本公司將於臨時股東大會、A股類別股東大會及H股類別股東大會上，由股東授權董事會，由其諮詢A股配售主承銷商及參考當時市況後釐定將予發行的配售A股數目。A股配售主承銷商將為獨立第三方。

本公司可向A股認購主體配售不超過1,200,000,000股配售A股。本公司將確保在發行配售A股後本公司將可遵守20%的最低公眾持股量規定（即本公司適用的最低公眾持股量）現擬向於上海證券交易所擁有A股交易賬戶的機構及公眾投資者（中國法例及法規所限制者除外）配售新A股。全體現有A股股東亦將獲授予優先權以根據彼等在記錄日期於本公司的股權按相同條款及條件按比例認購配售A股。本公司將獲股東批准授權董事會與A股配售主承銷商根據當時的市場情況釐定預留給現有A股股東的配售A股數目。

配售價

配售A股將以人民幣發行。配售A股將按不低於：(i)刊發有關可能的A股配售的招股書的日期前20個交易日在上海證券交易所的本公司A股均價；或(ii)刊發有關招股書前的最後一個交易日在上海證券交易所的本公司A股均價的價格發行。在任何情況下，發行價將不低於本公司根據中國會計準則編製的最近期經審核財務報表所述的最近期經審核每股淨資產值。

董事會將於臨時股東大會、A股類別股東大會及H股類別股東大會取得釐定配售A股發行價的股東授權。配售A股的發行價將由董事會就當時市場狀況諮詢A股配售主承銷商後釐定。

謹請投資者注意，可能的A股配售的詳情僅供說明之用，A股的每股實際配售價及根據可能的A股配售發行新A股將籌得的資金規模可能與上述參考數字有所不同。

可能的A股配售的具體條款及條件釐訂後，本公司將進一步作出公告。

可能的A股配售的條件

可能的A股配售須待下列條件達成後方可作實：

(a) 於臨時股東大會上取得股東授予董事會有關建議特別授權；

(b) 於A股類別股東大會上取得A股股東授予董事會有關建議特別授權；

(c) 於H股類別股東大會上取得H股股東授予董事會有關建議特別授權；

(d) 中國證監會批准根據特別授權發行新A股，及取得其他有關機構的其他批准（如有需要）；

(e) 由（其中包括）本公司與配售承銷商（將於可能的A股配售前獲委任）訂立配售協議，而配售協議並無根據其條款終止；及

(f) 中國證監會及上海證券交易所批准將根據可能的A股配售發行及配售的所有新A股上市及買賣。

配售A股的地位

如獲得建議特別授權後，董事會將進行配售A股，有關配售A股於股款繳足後將在各方面與於發行及配發配售A股當時已發行的A股享有同等權利。

股本及股權結構可能出現的變動

以下僅供參考及說明用途，假設：(1)建議的特別授權將由股東於即將舉行的臨時股東大會上授出批准，並由A股股東及H股股東於彼等各自的類別股東大會上授出批准；(2)董事會全面行使特別授權發行配售A股；及(3)發行及配售A股的所有條件已經達成，本公司的股本及股權可能出現以下變動：

股份類別	**行使特別授權前**		**緊隨行使特別授權後**	
		概約百分比		*概約百分比*
	股份數目	*%*	*股份數目*	*%*
A股				
一已發行A股	4,786,409,636	65.17	4,786,409,636	56.02
一配售A股	—	—	1,200,000,000	14.04
小計	4,786,409,636	65.17	5,986,409,636	70.06
H股	2,558,643,698	34.83	2,558,643,698	29.94
總計	7,345,053,334	100	8,545,053,334	100

可能申請上市

倘董事會獲特別授權後行使建議特別授權發行新A股，本公司將向中國證監會及上海證券交易所申請批准該等根據可能的A股配售而將予發行及配售的新A股上市及買賣。

可能的A股配售的所得款項用途

可能的A股配售的所得款項將用作本公司資本金，以提升本公司整體財務效益及表現，及／或作爲投資屬以下情況的投資項目的資金：(i)符合本集團於保險、銀行及資產管理行業的核心業務；(ii)對本集團擴展策略及營運效率有重大利益；及(iii)獲有關監管機構批准及認可。董事認爲可能的A股配售將改善本公司整體效率及財務表現。因此，董事認爲可能的A股配售符合本公司及股東整體的利益。

C. 建議申請在中國發行不超過41,200萬張附認股權證的A股債券

本公司擬向中國有關監管部門申請，在中國境內向機構投資者及公眾投資者發行不超過人民幣412億元（約443.6億港元）附認股權證的A股債券，而A股債券及認股權證爲可分拆及自由轉讓，並將計劃分別在上海證券交易所上市。

附認股權證的A股債券的主要條款

附認股權證的A股債券的建議條款如下：

1. A股債券的本金金額

透過發行不超過41,200萬張A股債券將募集不超過人民幣412億元（約443.6億港元）的資金。A股債券的認購人將無償獲派若干數目的認股權證。本公司將取得股東批准，以授權董事會根據當時市場情況並以所附認股權證全部行使後募集的資金總量不超過建議發行債券金額爲限定條件釐定發行A股債券的規模及將授予各A股債券認購人的認股權證數目。

2. *A股債券的面值*

每份A股債券面值人民幣100元（約107.66港元）。

3. *A股債券的發行對象*

在上海證券交易所開立A股股份賬戶的機構投資者及公眾投資者（中國法律法規禁止者除外）。

4. *附認股權證的A股債券的發行方式*

附認股權證的A股債券在中國境內公開發行。所有現有A股股東有優先權根據彼等在記錄日期於本公司的股權按相同條款及條件按比例認購附認股權證的A股債券。本公司將獲股東批准授權董事會確定預留予現有A股股東的附認股權證的A股債券的數目。預留予現有A股股東的數目將在本公司就發行附認股權證的A股債券而在中國發行的募集說明書中披露。

5. *A股債券的利息*

A股債券的利息每年支付一次。本公司將獲股東批准授權董事會與附認股權證的A股債券的承銷商根據市場情況釐定利率及利率的釐定基準。附認股權證的A股債券的承銷商將爲獨立第三方。利率區間及詳細的利率釐定基準將在本公司就發行附認股權證的A股債券而發出的募集說明書中披露。

6. *A股債券的債券期限*

自A股債券發行之日起六年。

7. *按本公司的選擇贖回A股債券*

本公司有權在A股債券到期日後五個交易日內按發行價加上當期應計利息贖回A股債券。

8. 按A股債券持有人的選擇贖回A股債券

發行附認股權證的A股債券的所得款項用途若出現中國證監會改變有關募集資金用途的規定時，中國證監會可能要求本公司更改資金用途，這情況下，每一A股債券的持有人將有權按該持有人的選擇，要求本公司按發行價加上當期應計利息贖回持有人的A股債券。

9. 擔保

附認股權證的A股債券不提供擔保。

10. 認股權證的有效期

認股權證的有效期（即持有期）爲認股權證在上海證券交易所上市起計十二個月。

11. 認股權證的轉換期

認股權證有效期的最後五個交易日。

12. 認股權證的轉換比例

每兩份認股權證代表1股A股股票的認購權利。

13. 認股權證的轉換價格

代表認購1股A股股票權利的認股權證的轉換價格，將不低於公司股票：(i)於發行附認股權證的A股債券的募集說明書刊發日期前二十個交易日本公司A股的均價及；(ii)於發行附認股權證的A股債券的募集說明書刊發日期前一個交易日本公司A股的均價。認股權證的轉換價無論如何均將不低於本公司按中國會計準則所編製的最近期經審核財務報表所載的最近期經審核的每股淨資產值。

本公司將獲股東批准授權董事會與附認股權證的A股債券的承銷商根據當時的市場情況在上述較低限額的規限下釐定認股權證的轉換價格。

14. 調整的原則

於認股權證的有效期內，如果本公司A股乃按除權或除息基準買賣，認股權證的轉換價格及轉換比例將按此作出調整：

(1) 當A股乃按除權基準買賣，認股權證的轉換價格及轉換比例將按照下列公式予以調整：

新轉換價格＝原轉換價格×（在除權日本公司A股的參考價／除權日前一個交易日的本公司A股收市價）

新轉換比例＝原轉換比例×（在除權日前一個交易日的本公司A股收市價／在除權日本公司A股的參考價）

(2) 當A股乃按除息基準買賣，認股權證的轉換比例將維持不變，而轉換價格將按照下列公式予以調整：

新轉換價格＝原轉換價格×（在除息日本公司A股的參考價／除息日前一個交易日的本公司A股收市價）

除上文的調整事件外，概無任何其他事件將導致認股權證轉換價的調整。

15. 發行附認股權證的A股債券的所得款項用途

發行附認股權證的A股債券的所得款項將用作本公司營運資金，以提升本公司整體財務效益及表現，及／或作爲投資屬以下情況的投資項目的資金：(i)符合本集團於保險、銀行及資產管理行業的核心業務；(ii)對本集團擴展策略及營運效率有重大利益；及(iii)獲有關監管機構批准及認可。董事認爲發行附認股權證的A股債券將改善本公司整體效率及財務表現. 認股權證行權募集資金淨額將全部用於補充公司資本金以及／或有關監管部門批准的投資項目。因此，董事認爲發行附認股權證的A股債券符合本公司及股東整體的利益。

16. 決議案的有效期

批准建議發行附認股權證的A股債券的股東決議案有效期自決議案之日起十二個月。

17. 股東對建議發行附認股權證的A股債券的批准

根據適用的中國法律、法規和本公司的章程，需要股東就建議發行附認股權證的A股債券作出下列批准：

1. 在臨時股東大會上，以特別決議案方式獲得出席會議的有表決權的全體股東（或其代理人）所持表決權的三分之二以上通過批准發行附認股權證的A股債券建議；

2. 在A股類別股東大會上，以特別決議案方式獲得出席會議的有表決權的A股股東（或其代理人）所持表決權的三分之二以上通過批准發行附認股權證的A股債券建議；

3. 在H股類別股東大會上，以特別決議案方式獲得出席會議的有表決權的H股股東（或其代理人）所持表決權的三分之二以上通過批准發行附認股權證的A股債券建議；及

4. 以出席會議的有表決權的全體股東（或其代理人）所持表決權的三分之二以上通過，授權董事會採取其認爲有需要及適當的任何行動及簽署任何文件以令發行附認股權證的A股債券生效及實施附認股權證的A股債券的發行，包括下列各項：

   4.1. 在適用的中國法律法規及本公司章程允許的範圍內，按照中國證監會的規定，授權董事會確認和實施發行的條款、發行的建議和發行的時間表；

   4.2. 如果發行附認股權證的A股債券的規定發生變更或市場情況發生變更，授權董事會按照適用的中國法律法規、中國證監會的規定和當時的市場情況，對發行的規模和發行的建議作出調整；

4.3. 授權董事會按照中國證監會的規定編製、修訂並提交與發行有關的任何文件；

4.4. 授權董事會簽署、修訂、補充、遞交、呈報、及執行與發行有關的任何協議和文件（包括但不限於承銷協議與關於發行募集資金用途相關項目的協議）；

4.5. 授權董事會處理因A股債券及認股權證在上海證券交易所上市及交易而產生的事宜；

4.6 授權董事會在認股權證的轉換期開始時本公司的章程作出必要的修訂，並向相關的工商行政管理機構作出必要的備案；及

4.7. 授權董事會就附認股權證的A股債券的發行和上市聘用承銷商，並處理與此有關的任何其他事宜。

上述決議案將在臨時股東大會、H股類別股東大會和A股類別股東大會上提出並獲得批准。

發行附認股權證的A股債券的條件

預期附認股權證的A股債券的發行以實現下列各項爲條件：

1. 股東在臨時股東大會上批准發行附認股權證的A股債券；

2. 在A股類別股東大會上和在H股類別股東大會上分別批准發行附認股權證的A股債券；

3. 中國證監會批准發行附認股權證的A股債券；及

4. 與附認股權證的A股債券的承銷商簽訂承銷協議。

本公司不得放棄上述關於完成附認股權證的A股債券發行的任何一項條件，該等條件在最後實際可行日期均尚未實現。於最後實際可行日期，本公司尚未向中國證監會作出正式申請。於臨時股東大會、A股類別股東大會及H股類別股東大會上獲得股東的有關批准後，方可向中國證監會作出正式申請。附認股權證的A股債券的具體條款將於獲得中國證監會批准後而釐定。**如果該等條件沒有實現，則不得進行附認股權證的A股債券的發行。**

對股東的影響

在將發行的認股權證行使後，公眾持有的A股的數目將增加。增加的準確規模將依據認股權證的最終條款而定，包括（除其他事項外）發行的規模和認股權證轉換為A股的轉換價格。股東在本公司的股權將因為行使附於認股權證的轉換權利而被攤薄。本公司將確保於認股權證獲全數轉換後本公司將能遵守20%的最低公眾持股量規定（即本公司適用的最低公眾持股量）。一旦確定了認股權證的具體條款和條件，即作出進一步公告。

在認股權證的轉換權獲行使前，認股權證持有人將不會有權享有(i)本公司清盤的任何權利；及(ii)本公司作出的任何分派及／或進一步發行證券。

本公司確認，為行使認股權證而發行的新A股與因行使換股權而發行的所有其他股本證券合計，將不超過認股權證發行之時的本公司全部股本的20%。認股權證的有效期為認股權證在上海證券交易所上市起計12個月。因此，建議發行附認股權證的A股債券乃符合上市規則第15.02條的規定。根據上市規則毋須取得股東的進一步批准。

D. 臨時股東大會及類別股東大會

可能的A股配售及發行附認股權證的A股債券須待（其中包括）股東於股東大會上批准及H股股東與A股股東於各自彼等的類別股東大會上批准。因此，建議於二零零八年三月五日星期三召開臨時股東大會、H股類別股東大會及A股類別股東大會，會上將提呈以投票方式批准（其中包括）可能的A股配售及發行附認股權證的A股債券的決議案。本公司原訂於二零零八年三月五日假座中國深圳市八卦三路平安大廈六樓召開臨時股東大會及H股類別股東大會，有關詳情載於日期為二零零八年

一月十八日之臨時股東大會通告、H股類別股東大會通告及回執，以及代表委任表格。由於會議地點安排發生變動，臨時股東大會及H股類別股東大會地點現改為中國深圳市觀瀾鎮平安金融培訓學院。但大會時間、股權登記日期、臨時股東大會出席登記日期及將予審議的決議案並未變動。擬出席臨時股東大會或H股類別股東大會的股東務請留意上述變動。

由於在此階段仍未能確認到A股認購主體，且全體A股股東在可能的A股配售及發行附認股權證的A股債券中將受相同條款及條件所規限，故概無股東須就將在臨時股東大會及類別股東大會上議決的事項放棄投票權。

E. 上市規則含義

根據可能的A股配售及發行附認股權證的A股債券的建議，配售A股連同附認股權證的A股債券將按優先基準向全體現有A股股東提呈，以及向在中國上海證券交易所擁有A股股份賬戶的機構及公眾投資者（可能包括本公司的關連人士）提呈。根據上市規則第14A章，向本公司關連人士（如有）發行配售A股及附認股權證的A股債券將構成本公司的關連交易。

鑒於上述原因，本公司已申請豁免全面遵守上市規則第14A章的規定，本通函將無需載入獨立財務顧問的獨立函件及獨立董事委員會的函件。

F. 推薦意見

董事認為可能的A股配售及發行附認股權證的A股債券符合本公司及股東整體的最佳利益。因此，董事建議 閣下分別在臨時股東大會及H股類別股東大會上就可能的A股配售及發行附認股權證的A股債券以及其他相關事項的全部決議案投贊成票。

此致

列位股東 台照

承董事會命
中國平安保險（集團）股份有限公司
董事長兼首席執行官
馬明哲
謹啓

二零零八年二月十三日

1. 責任聲明

本通函乃遵照上市規則之規定，以提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本通函並無遺漏任何其他事實，致使本通函所載任何聲明產生誤導。

2. 權益披露

(a) 董事及監事於本公司及相聯法團之證券之權益及淡倉

於最後實際可行日期，本公司董事、首席執行官或監事於本公司及相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債權證中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例之有關規定被視爲或當作擁有之權益及淡倉）；或(b)根據證券及期貨條例第352條之規定須登記於該條所述登記冊之權益或淡倉；或(c)根據上市規則附錄10所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

於本公司股份之好倉

董事／監事姓名		H股／A股	身份	附註	股數目	權益性質	佔全部已發行H/A股百分比 (%)	佔全部已發行股份百分比 (%)
張子欣	執行董事	H	實益擁有人		248,000	好倉	0.01	0.003
周永健	獨立非執行董事	H	與另一人共同擁有的權益	(a)	7,500	好倉	0.00029	0.000
林立	監事	A	受控制企業權益	(b)	176,000,000	好倉	3.68	2.40

附註：

(a) 周永健與Chow Suk Han共同持有此等股份。

(b) 林立因於深圳市立業集團有限公司（該公司直接持有本公司176,000,000股A股權益）擁有超過93.33%的控制權而擁有本公司股份之權益。

除上文所披露者外，於最後實際可行日期，概無本公司董事、首席執行官或監事於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債權

證中持有或被視爲持有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例之有關規定彼等被視爲或當作擁有之權益及淡倉）；或(b)根據證券及期貨條例第352條之規定須登記於該條所述登記冊之權益或淡倉；或(c)根據上市規則附錄10所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉。

(b) 擁有根據證券及期貨條例第XV部第2及3分部須披露權益或淡倉之人士及主要股東

於最後實際可行日期，就董事所知，下列人士（非本公司之董事、首席執行官或監事）於本公司股份或相關股份中擁有或被視爲擁有根據證券及期貨條例第XV部第2及3分部須向本公司及聯交所披露之權益或淡倉，或根據證券及期貨條例第336條之規定須登記於該條所述登記冊之權益或淡倉或須知會本公司及聯交所之權益或淡倉，或直接或間接擁有附有權利在所有情況下可於本集團任何其他成員公司之股東大會上表決之任何類別股本面值10%或以上之權益或淡倉：

(i) 有權於本公司任何股東大會行使或控制行使10%或以上投票權之主要股東之權益及淡倉

主要股東名稱	H股／A股	身份	*附註*	H/A股數目	權益性質	佔全部已發行H/A股百分比 (%)	佔全部已發行股份百分比 (%)
匯豐控股有限公司	H	受控制企業權益	*1、2、3*	1,233,870,388	好倉	48.22	16.79

(ii)　其他主要股東之權益及淡倉

主要股東名稱	H股／A股身份		附註	H/A股數目	權益性質	佔全部已發行H/A股百分比 (%)	佔全部已發行股份百分比 (%)
匯豐保險控股有限公司	H	實益擁有人	1	618,886,334	好倉	24.19	8.43
香港上海匯豐銀行有限公司	H	實益擁有人	3	614,099,279	好倉	24.00	8.36
UBS AG	H	實益擁有人		131,342,623	好倉	5.13	1.79
		受控制企業權益	4	22,490,886	好倉	0.88	0.31
				153,833,509		6.01	2.09
		實益擁有人		20,139,623	淡倉	0.79	0.27
		擁有股份抵押權益的人士		1,620,000	淡倉	0.06	0.02
		受控制企業權益	4	7,003,200	淡倉	0.27	0.10
				28,762,823		1.12	0.39
深圳市投資控股有限公司	A	實益擁有人		543,181,445	好倉	11.35	7.40
深圳市景傲實業發展有限公司	A	實益擁有人	5	331,117,788	好倉	6.92	4.51
平安證券有限責任公司工會委員會	A	受控制企業權益	5	331,117,788	好倉	6.92	4.51

主要股東名稱	H股／A股身份		附註	H/A股數目	權益性質	佔全部已發行H/A股百分比 (%)	佔全部已發行股份百分比 (%)
平安信託投資有限責任公司工會委員會	A	受控制企業權益	5	331,117,788	好倉	6.92	4.51
深圳市新豪時投資發展有限公司	A	實益擁有人	6	389,592,366	好倉	8.14	5.30
中國平安保險（集團）股份有限公司工會工作委員會	A	受控制企業權益	6	389,592,366	好倉	8.14	5.30
源信行投資有限公司	A	實益擁有人		380,000,000	好倉	7.94	5.17
深圳市深業投資開發有限公司	A	實益擁有人		301,585,684	好倉	6.30	4.11

附註：

(1) 匯豐保險控股有限公司為匯豐控股有限公司的全資子公司，故其持有的本公司618,886,334股H股已作為匯豐控股有限公司持有的權益計入。

(2) 除以上(1)外，匯豐控股有限公司亦因擁有直接持有本公司884,775股H股權益的HSBC CCF Financial Products (France) SNC （「CCF SNC」）的控制權而持有本公司的權益. 於本公司884,775股H股之權益乃透過現金結算非上市證券持有.

CCF SNC由CCF S.A.擁有全部權益，而CCF S.A.則由HSBC Bank plc擁有99.99%權益. 匯豐控股有限公司則擁有HSBC Bank plc全部權益.

(3) 香港上海匯豐銀行有限公司由HSBC Asia Holdings BV擁有84.19%權益，而HSBC Asia Holdings BV乃HSBC Asia Holdings (UK)的全資附屬公司，HSBC Asia Holdings (UK)則為HSBC Holdings BV的全資子公司. 香港上海匯豐銀行有限公司餘下15.81%權益由匯豐控股有限公司的全資附屬公司HSBC Finance (Netherlands)擁有. 而HSBC Finance (Netherlands)則擁有HSBC Holdings BV全部權益.

(4) UBS AG透過其全權控制的下列公司（此等公司擁有本公司權益）而於本公司合共22,490,886股H股（好倉）及7,003,200股H股（淡倉）中擁有權益：

受控制企業名稱	股份數目 好倉	淡倉
UBS Securities LLC	7,003,200	7,003,200
UBS O'Connor LLC	100,000	–
UBS Global Asset Management (Japan) Ltd	492,000	–
UBS Fund Management (Switzerland) AG	615,200	–
UBS Fund Services (Luxembourg) SA	962,177	–
UBS Global Asset Management (Canada) Co.	195,924	–
UBS Global Asset Management (Hong Kong) Ltd	4,564,500	–
UBS Global Asset Management (Singapore) Ltd	6,203,500	–
UBS Global Asset Management (UK) Limited	2,062,000	–
UBS Bank (Canada)	53,935	–
UBS Swiss Financial Advisers AG	44,450	–
UBS Wealth Management Australia Ltd.	7,000	–
UBS Global Asset Management (Americas) Inc.	168,000	–
UBS Global Asset Management (Australia) Ltd	19,000	–

在UBS AG於本公司的全部權益中，以下股份爲透過衍生工具持有：

954,500股H股（好倉）及 1,666,500股H股（淡倉）	–	透過實物交收上市證券
2,720,650股H股（淡倉）	–	透過現金交收上市證券
2,184,000股H股（好倉）及 2,511,873股H股（淡倉）	–	透過實物交收非上市證券
53,210,000股H股（好倉）及 5,000股H股（淡倉）	–	透過現金交收非上市證券

(5) 深圳市景傲實業發展有限公司分別由平安證券有限責任公司工會委員會及平安信託投資有限責任公司工會委員會擁有80%及20%權益。331,117,788股A股的權益乃關於本公司同一組股份。

(6) 深圳市新豪時投資發展有限公司乃由中國平安保險（集團）股份有限公司工會工作委員會擁有95%權益。389,592,366股A股的權益乃關於本公司同一組股份。

(iii) 於本集團其他成員公司之權益

本集團成員公司名稱	股東名稱	股權百分比
中國平安保險（香港）有限公司	中國工商銀行（亞洲）有限公司	25%

除上文所披露者外，於最後實際可行日期，就董事所知，概無任何其他人士（非本公司之董事、首席執行官或監事）於本公司股份或相關股份中擁有或被視爲擁有根據證券及期貨條例第XV部第2及3分部須向本公司及聯交所披露之權益或淡倉（包括就有關股本之購股權之任何權益），或根據證券及期貨條例第336條之規定須登記於該條所述登記冊之權益或淡倉或須知會本公司及聯交所之權益或淡倉，或直接或間接擁有附有權利在所有情況下可於本集團任何其他成員公司之股東大會上表決之任何類別股本面值10%或以上之權益或淡倉。

3. 董事於競爭業務之權益

下列董事被視爲於與本集團之業務直接或間接構成競爭或可能構成競爭之業務（定義見上市規則）中擁有權益：

本公司非執行董事王冬勝先生現爲香港上海匯豐銀行有限公司執行董事，該公司爲中國內地最大型外資銀行之一，提供廣泛銀行及財務服務，業務網絡不斷擴展。由於本公司附屬公司平安銀行獲中國銀監會批准，主要在中國從事外幣商業銀行業務，與香港上海匯豐銀行有限公司之授權銀行業務在一定程度上出現重疊，因而可能構成競爭。

除上文所披露者外，於最後實際可行日期，概無本公司董事或監事或彼等各自之聯繫人士於與本集團之業務直接或間接構成競爭或可能構成競爭之業務中擁有權益。

4. 董事之重大權益

於最後實際可行日期，概無本公司董事或監事直接或間接於自二零零七年六月三十日（即本公司最近期刊發之經審核賬目之結算日）以來所收購或出售或租賃予本集團任何成員公司，或擬收購或出售或租賃予本集團任何成員公司之任何資產擁有權益。

於最後實際可行日期，概無本公司之董事或監事於與本集團業務有重大關連之任何合約或安排中擁有重大權益。

5. 訴訟及索償

於最後實際可行日期，本公司或本集團任何成員公司概無涉及任何未決之訴訟或索償，董事亦不知悉本集團任何成員公司有任何尚未了結或面臨威脅之重大訴訟或索償。

6. 服務合約

於最後實際可行日期，概無董事與本集團任何成員公司存在或擬訂立任何服務合約（不包括於一年內屆滿或可由僱主終止而毋須作出賠償（法定賠償除外）之合約）。

7. 重大不利變動

於最後實際可行日期，董事概不知悉自二零零七年六月三十日以來本集團之財務或貿易狀況有任何重大不利變動。

8. 其他事項

(a) 本公司之註冊地址爲中國深圳八卦三路平安大厦，本公司之香港主要營業地點爲香港灣仔告士打道108號大新金融中心11樓。

(b) 本公司之H股股份過戶及登記處爲香港中央證券登記有限公司，地址爲香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(c) 本公司之聯席公司秘書爲姚軍先生，彼爲本公司之首席律師，具中國律師執業資格，另一位爲沈施加美女士，彼爲香港公司秘書公會、英國特許秘書及行政人員公會及香港董事學會資深會員。

(d) 本公司合資格會計師爲麥偉林先生，彼爲英國特許公認會計師公會會員及香港會計師公會會員。

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

茲通告中國平安保險（集團）股份有限公司（「**本公司**」）謹訂於二零零八年三月五日星期三上午十時正假座中國深圳市觀瀾鎮平安金融培訓學院舉行臨時股東大會（「**臨時股東大會**」），藉以審議及酌情通過下列決議案。除另有指明外，本文所用專有辭彙與日期爲二零零八年一月十八日的本公司公告（「**公告**」）所界定者具有相同涵義：

特別決議案

1. 「**議決**謹此授予董事會特別授權（有關建議特別授權的資料載於公告）在下列條款規限下配發、發行本公司股本中的配售A股，並就此作出或授出要約、協議及購股權：

(1) 將予發行股份的類別及面值：每股面值人民幣1.00元的A股；

(2) 根據特別授權發行的配售A股的數目：待可能的A股配售的有關條件（誠如公告所載）達成後，將予發行及配發的A股股份總數將不超過1,200,000,000股A股。將予發行的配售A股數目將由董事會就當時市場狀況諮詢A股配售主承銷商後釐定；

(3) 發行方式：可能的A股配售將採納定價發行方式。截至股權登記日期交易時間結束時名列A股股東登記冊的A股股東將獲授根據彼等在記錄日期於本公司的股權按相同條款及條件按比例認購配售A股的優先權。實際發行方式及優先權比例將由董事會就當時市場狀況諮詢A股配售主承銷商後釐定；

(4) 目標認購人：可能的A股配售項下的新A股將配售予擁有上海證券交易所A股股份交易賬戶的機構及公眾投資者（惟受中國法律及法規所限者除外）；

(5) 配售A股的地位：倘董事會於取得特別授權後行使建議的特別授權以發行新A股，本公司將向中國證監會及上海證券交易所申請批准將予發行及配售的所有新A股於上海證券交易所上市及買賣。配售A股（如已繳足）將於各方面與於發行及配發配售A股當時所有已發行A股享有同等權益；

(6) 定價：配售A股將以人民幣發行。配售A股的發行價格將不低於(i)關於可能的A股配售的招股書發出日期前二十個交易日在上海證券交易所的本公司A股均價，或(ii)該招股書發出日期前最後一個交易日在上海證券交易所的本公司A股均價。於任何情況下，發行價將不低於本公司根據中國會計準則編製於最近一期的經審核財務報表所述的最近期經審核每股淨資產值；

(7) 所得款項用途：可能的A股配售所得款項將用作本公司資本金，以提升本公司整體財務效益和表現和／或用作資本投資於屬於以下情況的項目(i)符合本集團在保險、銀行和資產管理業的核心業務；(ii)對本集團的擴展策略和營運效率有重大利益；及(iii)獲相關的監管機構允許和批准的項目；

(8) 本特別決議案的有效期：批准可能的A股配售的決議案的有效期為自股東批准日期起計十二個月；及

(9) 授權董事會：授權董事會及董事各自的合法授權人採取其認為有需要及適當的任何行動及簽署任何文件以令可能的A股配售得以生效及實施，包括但不限於下列各項：(i)處理因申請中國證監會批准可能的A股配售產生的事宜；(ii)根據於臨時股東大會、A股類別股東大會及H股類別股東大會通過的決議案確認及實施可能的A股配售的方案，包括但不限於委聘可能的A股配售的中介、釐定將予發行的配售A股的數目、發行價、時間表、方式、優先認購比例及可能的A股配售的目標認購人；(iii)簽立、作出任何修訂、補充、提交任何協議及文件以供批准或存檔及實施有關可能的A股配售的任何協議及文件；(iv)在中國證監會對A股配售的規定有變更時調整可能的A股配售的方案；(v)處理因申請批准A股配售於上海證券交易所上市及買賣所產生的事宜；(vi)因完成可能的A股配售

而增加本公司註冊資本及對本公司的公司章程作出必要的修訂，及就此向相關的工商行政管理機構作出必要的備案；及(vii)在適用的中國法律及法規許可範圍內，採取彼等認爲必要、適當或權宜的其他行動及步驟以實施可能的A股配售並使其生效。」

2. 「議決審議及酌情通過待與公告所載發行附認股權證的A股債券有關的條件達成後，按以下架構及條款發行附認股權證的A股債券：

(1) A股債券的本金金額：不超過人民幣412億元（約443.6億港元）（透過發行不超過41,200萬張A股債券）。每張A股債券的認購人將無償獲派發若干數目的認股權證。董事會將根據當時的市場情況確定發行A股債券的實際金額和授予各A股債券認購人的認股權證的數目，惟須符合一項條件，即因所附認股權證全數轉換而募集的資金不得超過發行債券的本金額；

(2) A股債券的面值：每張A股債券人民幣100元（約爲107.66港元）；

(3) A股債券的目標認購人：擁有上海證券交易所A股股份交易賬戶的機構及公眾投資者（惟受中國法律及法規所限者除外）；

(4) 附認股權證的A股債券的發行方式：附認股權證的A股債券將在中國境內發行。所有現有A股股東將獲授優先權根據彼等在記錄日期於本公司的股權按相同條款及條件按比例認購附認股權證的A股債券。董事會將確定預留給現有A股股東的附認股權證的A股債券的數目。預留給現有A股股東的數目將在本公司就發行附認股權證的A股債券而在中國發出的募集說明書中披露；

(5) A股債券的利息：A股債券的利息將每年支付一次。董事會將根據當時市場情況在與附認股權證的A股債券的主承銷商協商後確定利率及計算的基準。利率區間及詳細計算的基準將在本公司就發行附認股權證的A股債券而發出的募集說明書中披露；

(6) A股債券的到期日：自A股債券發行之日起六年；

(7) 按本公司的選擇贖回A股債券：本公司有權在A股債券到期日後五個交易日內按發行價加上當期計利息贖回A股債券；

(8) 按A股債券持有人的選擇贖回A股債券：若本次附認股權證的A股債券募集資金出現中國證監會改變有關募集資金用途的規定時，中國證監會可能要求本公司更改資金用途，這情況下，A股可轉換債券的每一名持有人將有權按該持有人的選擇要求本公司按發行價加上當期計利息贖回持有人的A股債券；

(9) 擔保：附認股權證的A股債券不提供擔保；

(10) 認股權證的期限：認股權證由認股權證在上海證券交易所上市起計爲期（即持有期）十二個月；

(11) 認股權證的轉換期：認股權證持有期的最後五個交易日；

(12) 認股權證的轉換比例：轉換權爲每兩份認股權證代表一股A股股票的認購權利；

(13) 認股權證的轉換價格：代表認購1股A股股票權利的認股權證的轉換價格，將不低於本公司股票：(i)關於發行附認股權證的A股債券的募集說明書刊發日期前二十個交易日A股的均價；及(ii)關於發行附認股權證的A股債券的募集說明書刊發日期前一個交易日A股的均價。董事會將按照當時的市場情況在與附認股權證的A股債券的主承銷商協商後在上述下限的規限下確定認股權證的轉換價格；

(14) 調整的原則：在認股權證期限內，如果本公司A股按除權或除息基準買賣，認股權證的轉換價格和轉換比率將據此作出調整：

  (1) 當A股按除權基準買賣，認股權證的轉換價格及轉換比率將根據以下公式作出調整：

  新轉換價格＝原轉換價格×（在除權日本公司A股的參考價／除權日前一個交易日本公司A股的收市價）

新轉換比率＝原轉換比率×（在除權日前一個交易日的本公司A股收市價／在除權日本公司A股的參考價）

(2) 當A股按除息基準買賣，認股權證的轉換比率將維持不變，而轉換價格將按以下公式作出調整：

新轉換價格＝原轉換價格×（在除息日本公司A股的參考價／除息日前一個交易日本公司A股的收市價）；

(15) 發行附認股權證的A股債券的所得款項的用途：發行附認股權證的A股債券的所得款項將用作本公司營運資金以提升本公司的整體財務效率和表現和／或用作資本投資於屬於以下情況的項目(i)符合本集團在保險、銀行和資產管理業的核心業務；(ii)對本集團的擴展策略和經營效率有重大利益；及(iii)相關的監管機構允許和批准的項目。認股權證行權募集資金淨額將全部用於補充公司資本金以及／或有關監管部門批准的投資項目；

(16) 本特別決議案的有效期：批准建議發行附認股權證的A股債券的決議案有效期爲自股東批准之日起十二個月；及

(17) 董事會授權：授權董事會及董事各自的合法授權人採取其認爲有需要及適當的任何行動及簽署任何文件以令附認股權證的A股債券生效及實施附認股權證的A股債券的發行，包括但不限於下列各項：(i)在適用的中國法律、法規及本公司章程允許的範圍內，按照中國證監會的規定，授權確認和實施發行的條款、發行的建議和發行的時間表；(ii)如果發行附認股權證的A股債券的規定發生變更或市場情況發生變更，授權按照適用的中國法律、法規、中國證監會的規定和當時的市場情況，對發行的規模和發行的建議作出調整；(iii)授權按照中國證監會的規定編製與申請中國證監會批准發行有關的任何文件，對該文件作出修訂並提交該文件以供批准；(iv)授權簽署與發行有關的任何協議和文件（包括但不限於包銷協議與關於發行所得款項用途相關項目的協議）、對該等協議和文件作出任何修訂、補充、提交該等協議和文件以供批准或備案並實施該等協議和文件；(v)授權處理因申請在上海證券交易所上市附認股權證的A股債券及准許在上海證券交易所買賣附認股權證的A股債券而產生的事宜；(vi)授權在認股權證的轉換期開始時對本公司的章程作出必要的修訂，並就此向相關的工商行政管理機構作出必要的備案；及(vii)授權就附認股權證的A股債券的發行和上市聘用附認股權證的A股債券的承銷商，並處理與此有關的任何其他事宜。」

普通決議案

3. 「**謹請注意**有關可能的A股配售所得款項用途及發行附認股權證的A股債券的可行性研究報告已於二零零八年一月十八日獲董事會批准。誠如可行性研究報告所載，可能的A股配售及發行附認股權證的A股債券所得款項將分別用作本公司的資本金及營運資金，以提升本公司的整體財務效率及表現，及／或用作資本金投資於：(i)符合本集團在保險、銀行和資產管理業的核心業務的項目；(ii)對本集團的擴展策略和經營效率有重大利益的項目；及(iii)相關的監管機構允許和批准的項目。

   議決審議、批准及確認有關可能的A股配售的所得款項用途及發行附認股權證的A股債券的可行性研究報告。」

4. 「**議決**審議及批准待完成可能的A股配售後有關本公司現有股東及可能的A股配售下的新股東未來均有權獲分派本公司於完成可能的A股配售前累計的未分派盈利處置的方案。」

5. 「**議決**審議、批准及確認有關本公司A股首次公開發售的所得款項用途的報告。」

6. 「**議決**審議、批准及確認有關本公司與交通銀行股份有限公司之間的關連交易的方案。」

承董事會命
中國平安保險（集團）股份有限公司
董事長兼首席執行官
馬明哲

中國深圳市，二零零八年一月十八日

附註：

(a) 凡於二零零八年二月一日營業時間結束時登記在冊的本公司股東，可憑護照或其他身份證明文件出席臨時股東大會。

(b) 本公司將於二零零八年二月四日至二零零八年三月五日（包括首尾兩天），暫停辦理H股股東名冊及A股股東名冊變更登記，在此期間不會進行股份過戶登記手續。

(c) 凡有權出席臨時股東大會並有表決權的股東均可委任一位或多位人士（不論該人士是否為股東）作為其股東代理人，代其出席臨時股東大會及於會上投票。

(d) 委任超過一名股東代理人的股東，其股東代理人只能按實際擁有股份以股數表決方式投票。

(e) 股東須以書面形式委托代理人，並由委托人簽署或由以書面授權的委託人簽署。如該委託書由委託人的授權人簽署，則該授權委託書或其他授權文件必須經過公證證明。經過公證的委托書或授權書和投票代理委托書必須在臨時股東大會或其任何續會舉行前二十四小時交回本公司之股份過戶登記處香港分處香港中央證券登記有限公司（地址為：香港皇后大道東183號合和中心17樓1712-1716室），方為有效。

(f) 擬出席臨時股東大會的股東應於二零零八年二月十二日下午四時正或之前，將擬出席臨時股東大會的回條（將連同本通告寄發予股東）送達本公司董事會秘書處，回條可通過來人、來函或傳真方式送遞，未有交回回條並不影響股東出席臨時股東大會或其任何續會的權利。

(g) 往返及食宿費由股東自理。

(h) 第1(1)至(9)及2(1)至(17)項決議案各項將以獨立議案表決。

(i) 於本通告日期，本公司的執行董事為馬明哲、孫建一及張子欣；非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業；獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

茲通告中國平安保險（集團）股份有限公司（「**本公司**」）謹訂於二零零八年三月五日星期三上午十一時三十分假座中國深圳市觀瀾鎮平安金融培訓學院舉行H股股份持有人（「**H股股東**」）的類別股東大會（「**H股類別股東大會**」），藉以審議及酌情通過下列決議案。除另有指明外，本文所用專有辭彙與日期為二零零八年一月十八日的本公司公告（「**公告**」））所界定者具有相同涵義：

特別決議案

1. 「**議決**謹此授予董事會特別授權（有關建議特別授權的資料載於公告）在下列條款規限下配發、發行本公司股本中的配售A股，並就此作出或授出要約、協議及購股權：

(1) 將予發行股份的類別及面值：每股面值人民幣1.00元的A股；

(2) 根據特別授權發行的配售A股的數目：待可能的A股配售的有關條件（誠如公告所載）達成後，將予發行及配發的A股股份總數將不超過1,200,000,000股A股。將予發行的配售A股數目將由董事會就當時市場狀況諮詢A股配售主承銷商後釐定；

(3) 發行方式：可能的A股配售將採納定價發行方式。截至股權登記日期交易時間結束時名列A股股東登記冊的A股股東將獲授根據彼等在記錄日期於本公司的股權按相同條款及條件按比例認購配售A股的優先權。實際發行方式及優先權比例將由董事會就當時市場狀況諮詢A股配售主承銷商後釐定；

(4) 目標認購人：可能的A股配售項下的新A股將配售予擁有上海證券交易所A股股份交易賬戶的機構及公眾投資者（惟受中國法律及法規所限者除外）；

(5) 配售A股的地位：倘董事會於取得特別授權後行使建議的特別授權以發行新A股，本公司將向中國證監會及上海證券交易所申請批准將予發行及配售的所有新A股於上海證券交易所上市及買賣。配售A股（如已繳足）將於各方面與於發行及配發配售A股當時所有已發行A股享有同等權益；

(6) 定價：配售A股將以人民幣發行。配售A股的發行價格將不低於(i)關於可能的A股配售的招股書發出日期前二十個交易日在上海證券交易所的本公司A股均價，或(ii)該招股書發出日期前最後一個交易日在上海證券交易所的本公司A股均價。於任何情況下，發行價將不低於本公司根據中國會計準則編製於最近一期的經審核財務報表所述的最近期經審核每股淨資產值；

(7) 所得款項用途：可能的A股配售所得款項將用作本公司資本金用途以提升本公司的整體財務效率和表現和／或用作資本投資於屬於以下情況的項目(i)符合本集團在保險、銀行和資產管理業的核心業務；(ii)對本集團的擴展策略和經營效率有重大利益；及(iii)獲相關的監管機構允許和批准的項目；

(8) 本特別決議案的有效期：批准可能的A股配售的決議案的有效期為自股東批准日期起計十二個月；及

(9) 授權董事會：授權董事會及董事各自的合法授權人採取其認為有需要及適當的任何行動及簽署任何文件以令可能的A股配售得以生效及實施，包括但不限於下列各項：(i)處理因申請中國證監會批准可能的A股配售產生的事宜；(ii)根據於臨時股東大會、A股類別股東大會及H股類別股東大會通過的決議案確認及實施可能的A股配售的方案，包括但不限於委聘可能的A股配售的中介、釐定將予發行的配售A股的數目、發行價、時間表、方式、優先認購比例及可能的A股配售的目標認購人；(iii)簽立、作出任何修訂、補充、提交任何協議及文件以供批准或存檔及實施

有關可能的A股配售的任何協議及文件；(iv)在中國證監會對A股配售的規定有變更時調整可能的A股配售的方案；(v)處理因申請批准A股配售於上海證券交易所上市及買賣所產生的事宜；(vi)因完成可能的A股配售而增加本公司註冊資本及對本公司的公司章程作出必要的修訂，及就此向相關的工商行政管理機構作出必要的備案；及(vii)在適用的中國法律及法規許可範圍內，採取彼等認為必要、適當或權宜的其他行動及步驟以實施可能的A股配售並使其生效。」

2. 「**議決**審議及酌情通過待與公告所載發行附認股權證的A股債券有關的條件達成後，按以下架構及條款發行附認股權證的A股債券：

(1) A股債券的本金金額：不超過人民幣412億元（約443.6億港元）（透過發行不超過41,200萬張A股債券）。每張A股債券的認購人將無償獲派發若干數目的認股權證。董事會將根據當時的市場情況確定發行A股債券的實際金額和授予各股債券認購人的認股權證的數目，惟須符合一項條件，即因所附認股權證全數轉換而募集的資金不得超過發行債券的本金額；

(2) A股債券的面值：每張A股債券人民幣100元（約為107.66港元）；

(3) A股債券的目標認購人：擁有上海證券交易所A股股份交易賬戶的機構及公眾投資者（惟受中國法律及法規所限者除外）；

(4) 附認股權證的A股債券的發行方式：附認股權證的A股債券將在中國境內發行。所有現有A股股東將獲授優先權根據彼等在記錄日期於本公司的股權按相同條款及條件按比例認購附認股權證的A股債券。董事會將確定預留給現有A股股東的附認股權證的A股債券的數目。預留給現有A股股東的數目將在本公司就發行附認股權證的A股債券而在中國發出的募集說明書中披露；

(5) A股債券的利息：A股債券的利息將每年支付一次。董事會將根據當時市場情況在與附認股權證的A股債券的主承銷商協商後確定利率及計算的基準。利率區間及詳細計算的基準將在本公司就發行附認股權證的A股債券而發出的募集說明書中披露；

(6) A股債券的到期日：自A股債券發行之日起計六年；

(7) 按本公司的選擇贖回A股債券：本公司有權在A股債券到期日後五個交易日內按發行價加上當期應計利息贖回A股債券；

(8) 按A股債券持有人的選擇贖回A股債券：若本次附認股權證的A股債券募集資金出現中國證監會改變有關募集資金用途的規定時，中國證監會可能要求本公司更改資金用途，這情況下，A股可轉換債券的每一名持有人將有權按該持有人的選擇要求本公司按發行價加上當期應計利息贖回持有人的A股債券；

(9) 擔保：附認股權證的A股債券不提供擔保；

(10) 認股權證的期限：認股權證由認股權證在上海證券交易所上市起計爲期（即持有期）十二個月；

(11) 認股權證的轉換期：認股權證持有期的最後五個交易日；

(12) 認股權證的轉換比例：轉換權爲每兩份認股權證代表一股A股股票的認購權利；

(13) 認股權證的轉換價格：代表認購1股公司發行的A股股票權利的認股權證的轉換價格，將不低於本公司股票：(i)關於發行附認股權證的A股債券的募集說明書刊發日期前二十個交易日本公司A股的均價；及(ii)關於發行附認股權證的A股債券的募集說明書刊發日期前一個交易日本公司A股的均價。董事會將按照當時的市場情況在與附認股權證的A股債券的承銷商協商後在上述下限的規限下確定認股權證的轉換價格；

(14) 調整的原則：在認股權證期限內，如果本公司A股按除權或除息基準買賣，認股權證的轉換價格和轉換比率將據此作出調整：

(1) 當A股按除權基準買賣，認股權證的轉換價格及轉換比率將根據以下公式作出調整：

新轉換價格＝原轉換價格×（在除權日本公司A股的參考價／除權日前一個交易日本公司A股的收市價）

新轉換比率＝原轉換比率×（在除權日前一個交易日的本公司A股收市價／在除權日本公司A股的參考價）

(2) 當A股按除息基準買賣，認股權證的轉換比率將維持不變，而轉換價格將按以下公式作出調整：

新轉換價格＝原轉換價格×（在除息日本公司A股的參考價／除息日前一個交易日本公司A股的收市價）；

(15) 發行附認股權證的A股債券的所得款項的用途：發行附認股權證的A股債券的所得款項將用作本公司營運資金以提升本公司的整體財務效率和表現和／或用作資本投資於屬於以下情況的項目(i)符合本集團在保險、銀行和資產管理業的核心業務；(ii)對本集團的擴展策略和經營效率有重大利益；及(iii)相關的監管機構允許和批准的項目。認股權證行權募集資金淨額將全部用於補充公司資本金以及／或有關監管部門批准的投資項目；

(16) 本特別決議案的有效期：批准建議發行附認股權證的A股債券的決議案有效期為自股東批准之日起計十二個月；及

(17) 董事會授權：授權董事會及董事各自的合法授權人採取其認為有需要及適當的任何行動及簽署任何文件以令附認股權證的A股債券生效及實施附認股權證的A股債券的發行，包括但不限於下列各項：(i)在適用的中國法律、法規及本公司章程允許的範圍內，按照中國證監會的規定，授權確認和實施發行的條款、發行的建議和發行的時間表；(ii)如果發行附認股權證的A股債券的規定發生變更或市場情況發生變更，授權按照適

用的中國法律、法規、中國證監會的規定和當時的市場情況，對發行的規模和發行的建議作出調整；(iii)授權按照中國證監會的規定編製與申請中國證監會批准發行有關的任何文件，對該文件作出修訂並提交該文件以供批准；(iv)授權簽署與發行有關的任何協議和文件（包括但不限於包銷協議與關於發行所得款項用途相關項目的協議）、對該等協議和文件作出任何修訂、補充、提交該等協議和文件以供批准或備案並實施該等協議和文件；(v)授權處理因申請在上海證券交易所上市附認股權證的A股債券及准許在上海證券交易所買賣附認股權證的A股債券而產生的事宜；(vi)授權在認股權證的轉換期開始時對本公司的章程作出必要的修訂，並就此向相關的工商行政管理機構作出必要的備案；及(vii)授權就附認股權證的A股債券的發行和上市聘用附認股權證的A股債券的承銷商，並處理與此有關的任何其他事宜。」

承董事會命
中國平安保險（集團）股份有限公司
董事長兼首席執行官
馬明哲

中國深圳市，二零零八年一月十八日

附註：

(a) 凡於二零零八年二月一日營業時間結束時登記在冊的本公司H股股東，可憑護照或其他身份證明文件出席H股類別股東大會。

(b) 本公司將於二零零八年二月四日至二零零八年三月五日（包括首尾兩天），暫停辦理H股股東名冊及A股股東名冊變更登記，在此期間不會進行股份過戶登記手續。

(c) 凡有權出席H股類別股東大會並有表決權的H股股東均可委任一位或多位人士（不論該人士是否爲股東）作爲其股東代理人，代其出席H股類別股東大會及於會上投票。

(d) 委任超過一名股東代理人的H股股東，其股東代理人只能按實際擁有股份以股數表決方式投票。

(e) 股東須以書面形式委托代理人，並由委托人簽署或由以書面授權的委托人簽署。如該委託書由委託人的授權人簽署，則該授權委託書或其他授權文件必須經過公證證明。經過公證的委托書或授權書和投票代理委托書必須在H股類別股東大會或其任何續會舉行前二十四小時交回本公司之股份過戶登記處香港分處香港中央證券登記有限公司（地址爲：香港皇后大道東183號合和中心17樓1712-1716室），方爲有效。

(f) 擬出席H股類別股東大會的股東應於二零零八年二月十二日下午四時正或之前，將擬出席H股類別股東大會的回條（將連同本通告寄發予股東）送達本公司董事會秘書處，回條可通過來人、來函或傳真方式送遞，未有交回回條並不影響股東出席H股類別股東大會或其任何續會的權利。

(g) 往返及食宿費由H股股東自理。

(h) 第1(1)至(9)及2(1)至(17)項決議案各項將以獨立議案表決。

(i) 於本通告日期，本公司的執行董事爲馬明哲、孫建一及張子欣；非執行董事爲林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業；獨立非執行董事爲鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中国平安保险（集团）股份有限公司 关于召开2008年第一次临时股东大会、2008年第一次内资股类别股东会议、2008年第一次外资股类别股东会议的第二次公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称"本公司"）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要提示：因网络投票系统的技术原因，股权登记日登记在册的所有A股股东在进行2008年第一次临时股东大会和2008年第一次内资股类别股东会议网络投票时，仅能投票一次，因此参加网络投票的股东在2008年第一次临时股东大会上投票，将视同在2008年第一次内资股类别股东会议上作出相同的投票；参加现场会议的股东将分别在2008年第一次临时股东大会和2008年第一次内资股类别股东会议上投票。

本公司于2008年1月18日在深圳市八卦三路平安大厦6楼董事会议厅召开了第七届董事会第十七次会议，会议决议召集本公司2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议，现将相关事宜公告如下：

一、会议召开基本情况

1．现场会议召开时间

2008年3月5日（星期三）上午10:00开始举行2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议。

2．网络投票时间：2008年3月5日（星期三）上午9:00－11:30，下午13:00－15:00

3．召集人：本公司董事会

4．现场会议召开地点：中国深圳市观澜镇平安金融培训学院

5．会议投票方式：会议采取现场投票与网络投票相结合的表决方式。A股股东既可参与现场投票，也可通过互联网参加网络投票。本公司将通过上海证券交易所交易系统向A股股东提供网络形式的投票平台，A股股东可以在网络投票时间内通过上海证券交易所交易

系统行使表决权。同一表决权只能选择现场或者网络表决方式中的一种。同一表决权出现重复投票的，以第一次投票为准。

6．出席对象

（1）本公司股东

2008年第一次临时股东大会：截止2008年2月4日（星期一）下午3:00上海证券交易所A股交易结束后，在中国证券登记结算有限责任公司上海分公司登记在册的本公司A股股东；以及2008年2月4日（星期一）名列本公司于香港中央证券登记有限公司存置股东名册上的H股股东（本公司的H股股东将另行通知）。

2008年第一次内资股类别股东会议：截止2008年2月4日（星期一）下午3:00上海证券交易所A股交易结束后，在中国证券登记结算有限责任公司上海分公司登记在册的本公司A股股东。

2008年第一次外资股类别股东会议：截止2008年2月4日（星期一）名列本公司于香港中央证券登记有限公司存置股东名册上的H股股东（本公司的H股股东将另行通知）。

（2）不能亲自出席现场会议的股东可授权他人代为出席。

（3）本公司董事、监事及高级管理人员。

（4）公司聘请的监票人、见证律师及其他相关人员。

二、2008年第一次临时股东大会会议审议事项

1．《关于审议公司与交通银行关联交易的议案》

2．《关于公司向不特定对象公开发行A股股票方案的议案》

2.1 股票种类及每股面值

2.2 发行数量

2.3 发行方式

2.4 发行对象

2.5 本次增发股票的上市地

2.6 定价方式

2.7 募集资金用途

2.8 决议有效期

2.9 对董事会办理本次增发A股具体事宜的授权

3．《关于本次增发A股前公司滚存未分配利润处置的议案》

4．《关于公司发行认股权和债券分离交易的可转换公司债券的议案》

4.1 发行规模

4.2 发行价格

4.3 发行对象

4.4 发行方式

4.5 债券利率

4.6 债券期限

4.7 还本付息的期限和方式

4.8 债券回售条款

4.9 担保条款

4.10 认股权证的存续期

4.11 认股权证的行权期

4.12 认股权证的行权比例

4.13 认股权证的行权价格

4.14 认股权证行权价格及行权比例的调整

4.15 本次发行募集资金用途

4.16 本次决议的有效期

4.17 提请股东大会授权董事会办理本次分离交易可转债发行相关事宜

5. 《关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案》

6. 《关于审议前次募集资金使用情况报告的议案》

以上审议事项已经本公司于2008年1月18日召开的第七届董事会第十七次会议审议通过，具体议案内容请详见本公司同时发布的2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议资料。

除审议事项2和审议事项4以外的其他事项须经本公司2008年第一次临时股东大会表决，经出席股东大会有表决权的全体股东所持表决权的二分之一以上通过。

审议事项2和审议事项4须经本公司2008年第一次临时股东大会逐项表决，经出席股东大会有表决权的全体股东所持表决权的三分之二以上通过，并报中国证券监督管理委员会核准、香港联交所审查同意后方可实施。

三、2008年第一次内资股类别股东会议审议事项

1. 《关于公司向不特定对象公开发行A股股票方案的议案》

1.1 股票种类及每股面值

1.2 发行数量

1.3 发行方式

1.4 发行对象

1.5 本次增发股票的上市地

1.6 定价方式

1.7 募集资金用途

1.8 决议有效期

1.9 对董事会办理本次增发A股具体事宜的授权

2. 《关于公司发行认股权和债券分离交易的可转换公司债券的议案》

2.1 发行规模

2.2 发行价格

2.3 发行对象

2.4 发行方式

2.5 债券利率

2.6 债券期限

2.7 还本付息的期限和方式

2.8 债券回售条款

2.9 担保条款

2.10 认股权证的存续期

2.11 认股权证的行权期

2.12 认股权证的行权比例

2.13 认股权证的行权价格

2.14 认股权证行权价格及行权比例的调整

2.15 本次发行募集资金用途

2.16 本次决议的有效期

2.17 提请股东大会授权董事会办理本次分离交易可转债发行相关事宜

上述审议事项须经本公司 2008 年第一次内资股类别股东会议逐项表决，经出席股东大会有表决权的全体股东所持表决权的三分之二以上通过，并报中国证券监督管理委员会核准、香港联交所审查同意后方可实施。

四、2008 年第一次外资股类别股东会议审议事项

1. 《关于公司向不特定对象公开发行 A 股股票方案的议案》

1.1 股票种类及每股面值

1.2 发行数量

1.3 发行方式

1.4 发行对象

1.5 本次增发股票的上市地

1.6 定价方式

1.7 募集资金用途

1.8 决议有效期

1.9 对董事会办理本次增发 A 股具体事宜的授权

2. 《关于公司发行认股权和债券分离交易的可转换公司债券的议案》

2.1 发行规模

2.2 发行价格

2.3 发行对象

2.4 发行方式

2.5 债券利率

2.6 债券期限

2.7 还本付息的期限和方式

2.8 债券回售条款

2.9 担保条款

2.10 认股权证的存续期

2.11 认股权证的行权期

2.12 认股权证的行权比例

2.13 认股权证的行权价格

2.14 认股权证行权价格及行权比例的调整

2.15 本次发行募集资金用途

2.16 本次决议的有效期

2.17 提请股东大会授权董事会办理本次分离交易可转债发行相关事宜

上述审议事项须经本公司 2008 年第一次外资股类别股东会议逐项表决，经出席股东大会有表决权的全体股东所持表决权的三分之二以上通过，并报中国证券监督管理委员会核准、香港联交所审查同意后方可实施。

五、会议登记办法：

1．登记方式：

出席会议的个人股东持本人身份证、股东帐户卡；法人股股东持营业执照复印件、法人股授权委托书及出席人身份证到本公司董事会办公室办理登记手续。因故不能出席会议的股东，可书面委托他人出席股东大会，委托代理人出席的，还需持有授权委托书及出席人身份证登记（附件：回执和授权委托书）。股东也可以信函或传真方式进行登记。

2．登记时间：

欲出席会议的股东应当于 2008 年 2 月 12 日（星期二）或以前将拟出席会议的回执送达本公司董事会办公室进行登记。

3．登记联系方式：

联 系 人：刘程、杨旭、江宁

联系电话：（0755）2262 2101 / 2262 3215 / 2262 3210

传　　真：（0755）8243 1019 / 8243 1029

地　　址：广东省深圳市八卦三路平安大厦六楼

邮政编码：518029

六、网络投票的操作流程

1．网络投票时间：2008 年 3 月 5 日（星期三）上午 9:00－11:30，下午 13:00－15:00

2．投票流程

（1）投票代码

沪市挂牌投票代码	沪市挂牌投票简称	表决议案数量
788318	平安投票	32

（2）表决议案

议案序号	表决议案	对应的申报价格

1	关于审议公司与交通银行关联交易的议案	1.00 元
2	关于公司向不特定对象公开发行 A 股股票方案的议案	2.00 元
2.1	股票种类及每股面值	2.01 元
2.2	发行数量	2.02 元
2.3	发行方式	2.03 元
2.4	发行对象	2.04 元
2.5	本次增发股票的上市地	2.05 元
2.6	定价方式	2.06 元
2.7	募集资金用途	2.07 元
2.8	决议有效期	2.08 元
2.9	对董事会办理本次增发 A 股具体事宜的授权	2.09 元
3	关于本次增发 A 股前公司滚存未分配利润处置的议案	3.00 元
4	关于公司发行认股权和债券分离交易的可转换公司债券的议案	4.00 元
4.1	发行规模	4.01 元
4.2	发行价格	4.02 元
4.3	发行对象	4.03 元
4.4	发行方式	4.04 元
4.5	债券利率	4.05 元
4.6	债券期限	4.06 元
4.7	还本付息的期限和方式	4.07 元
4.8	债券回售条款	4.08 元
4.9	担保条款	4.09 元
4.10	认股权证的存续期	4.10 元
4.11	认股权证的行权期	4.11 元
4.12	认股权证的行权比例	4.12 元
4.13	认股权证的行权价格	4.13 元
4.14	认股权证行权价格及行权比例的调整	4.14 元
4.15	本次发行募集资金用途	4.15 元
4.16	本次决议的有效期	4.16 元
4.17	提请股东大会授权董事会办理本次分离交易可转债发行相关事宜	4.17 元
5	关于本次增发 A 股和发行分离交易可转债募集资金运用可行性的议案	5.00 元
6	关于审议前次募集资金使用情况报告的议案	6.00 元

股东对议案 2、4 的表决结果与对子议案的一项或多项议案分项表决结果不一致时，以对子议案分项的表决结果为准。

（3）表决意见

表决意见种类	对应的申报股数

同意	1股
反对	2股
弃权	3股

（4）投票举例

股权登记日持有本公司A股股票的投资者，对《关于审议公司与交通银行关联交易的议案》投票表决如下：

买卖方向	投票代码	投票简称	申报价格	申报股数	代表意向
买入	788318	平安投票	1.00元	1股	同意
买入	788318	平安投票	1.00元	2股	反对
买入	788318	平安投票	1.00元	3股	弃权

3．投票注意事项

（1）股东只能选择现场投票和网络投票中的一种方式行使表决权，不能重复投票。如果出现重复投票将以第一次投票为准

（2）通过上海证券交易所交易系统对同一议案不能多次进行表决申报，多次申报的，以第一次申报为准，投票不能撤单。

（3）对不符合上述要求的申报将作为无效申报，不纳入表决统计。

七、其他事项：

1．会议时间不超过一个工作日。参加会议的股东食宿、交通等费用自理。

2．本公司A股股份登记处中国证券登记结算有限责任公司上海分公司的地址为：上海市浦东新区陆家嘴东路166号中国保险大厦36楼。

3．本公司H股股份登记处香港中央证券登记有限公司地址为：香港湾仔皇后大道东183号合和中心17楼1712-1716室。

中国平安保险（集团）股份有限公司

2008年2月5日

中国平安保险（集团）股份有限公司
2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议
及 2008 年第一次外资股类别股东会议回执

致：中国平安保险（集团）股份有限公司（「贵公司」）

本人/吾等（注一）____，

地址为____，

联系电话：____________________ 为 贵公司股本中每股面值人民币 1.00 元之 A 股/H 股____________股（注二）之登记持有人，兹通告 贵公司，本人/吾等拟（或由代理人代为）出席 贵公司于 2008 年 3 月 5 日（星期三）上午十时正假座中国深圳市观澜镇平安金融培训学院举行之 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议。

日期：2008 年________月________日　　　　签署：____________________

附注：

一、请用正楷填上登记在股东名册之股东全名及地址。

二、请将以 阁下名义登记之股份数目填上，并删去不适用之股份类别（A 股或 H 股）。

三、请将此回执在填妥及签署后于 2008 年 2 月 12 日（星期二）或以前以专人递送、邮递或传真方式送达本公司董事会办公室（地址为广东省深圳市八卦三路平安大厦六楼 518029 或传真号码（0755）8243 5425 / 8243 1019 / 8243 1029）。

中国平安保险（集团）股份有限公司
2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议授权委托书

本人/吾等（附注1）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

地址为＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

为中国平安保险（集团）股份有限公司（「本公司」）股本中每股面值人民币1.00元之 A股 / H 股＿＿＿＿＿＿＿股（附注2）之登记持有人，**兹委任大会主席**（附注3）或＿＿＿＿＿＿＿＿＿＿＿＿，

身份证号码：＿＿＿＿＿＿＿＿地址：＿＿＿＿＿＿＿＿＿＿＿＿联系电话：＿＿＿＿＿＿＿＿，

为本人/吾等之代表，代表本人/吾等出席本公司将于2008年3月5日（星期三）上午十时正假座中国深圳市观澜镇平安金融培训学院举行之2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议（「大会」）及其任何续会，以审议并酌情通过召开大会通知所载之决议案，并于大会及其任何续会上代表本人/吾等及本人/吾等之名义依照下列指示（附注4）就该等决议案投票。

	决议案	赞成（附注4）	反对（附注4）
1	批准《关于审议公司与交通银行关联交易的议案》。		
2	批准《关于公司向不特定对象公开发行A股股票方案的议案》。		
2.1	股票种类及每股面值		
2.2	发行数量		
2.3	发行方式		
2.4	发行对象		
2.5	本次增发股票的上市地		
2.6	定价方式		
2.7	募集资金用途		
2.8	决议有效期		
2.9	对董事会办理本次增发A股具体事宜的授权		
3	批准《关于本次增发A股前公司滚存未分配利润处置的议案》。		
4	批准《关于公司发行认股权和债券分离交易的可转换公司债券的议案》。		
4.1	发行规模		
4.2	发行价格		
4.3	发行对象		
4.4	发行方式		
4.5	债券利率		
4.6	债券期限		
4.7	还本付息的期限和方式		
4.8	债券回售条款		
4.9	担保条款		

4.10	认股权证的存续期		
4.11	认股权证的行权期		
4.12	认股权证的行权比例		
4.13	认股权证的行权价格		
4.14	认股权证行权价格及行权比例的调整		
4.15	本次发行募集资金用途		
4.16	本次决议的有效期		
4.17	提请股东大会授权董事会办理本次分离交易可转债发行相关事宜		
5	批准《关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案》。		
6	批准《关于审议前次募集资金使用情况报告的议案》。		

日期：2008年______月______日　　　　股东签署(附注5) ____________________

附注：

1. 请用**正楷**填上全名及地址。
2. 请填上以 阁下名义登记与本代表委任表格有关之股份数目，倘未有填上数目，则本代表委任表格将被视为与所有登记于**阁下**名下之股份有关。请删去不适用之股份类别（A股或H股）。
3. 阁下如欲委任大会主席以外之其他人士为代表，请将「**大会主席或**」之字样删去，并在空栏内填上委派代表之姓名及地址。凡有权出席上述通告召开之大会并于会上投票之本公司股东均有权委任一位或以上人士代其出席及投票。受委任代表毋须为本公司之股东，惟须亲身出席以代表 阁下 。**本表格上之每项更改，均须由签署人简签示可。**
4. **注意： 阁下如欲投票赞成上述决议案，请在「赞成」栏内填上「√」号， 阁下如欲投票反对决案，请在「反对」栏内填上「√」号。**如未有任何指示，则 **阁下**之代表有权自行酌情投票或放弃投票。受委任代表亦可就大会通告所载以外而正式于大会上提呈之任何决议案自行酌情投票。
5. 代表委任文件须由 **阁下**或其正式书面授权之代表亲自签署，或倘委任人为法人单位，则须盖上公司印鉴或经由公司董事或其他获正式授权之人士签署。倘代表委任表格由股东之代表签署，授权代表签署之授权文件或其他授权书必须经公证人证明。
6. 倘属任何股份之联名持有人，任何一位该等联名持有人均可就有关股份亲身或委派代表于大会上投票，犹如彼为唯一有权投票者。然而，倘有一位以上联名持有人亲自或委派代表出席大会，则就任何决议案投票时，本公司将接股东名册内排名首位之联名股东之投票（不论亲自或委派代表），而其他联名股东再无投票权。
7. 代表委任表格及已签署之授权书或其他文件（如有），最迟须于大会或任何续会（视情况而定）指定举行时间24小时前交回本公司董事会办公室（就A股持有人而言）及本公司之H股份过户登记处（就H股持有人而言），方为有效。填妥及交回代表委任表格后，股东仍可出席大会并于会上投票。
8. 股东或其代表出席大会时须出示其身份证明文件。

RECEIVED
2008 MAY 19 A 9:20

中國平安保險（集團）股份有限公司

2008年第一次臨時股東大會、
2008年第一次內資股類別股東會議、
2008年第一次外資股類別股東會議資料

2008年1月18日

中國平安保險（集團）股份有限公司

2008年第一次臨時股東大會議程

現場會議時間： 2008年3月5日上午10:00
網絡投票時間： 2008年3月5日9:30-11:30,13:00-15:00
現場會議地點： 中國深圳市觀瀾鎮平安金融培訓學院
主持人： 董事長馬明哲先生

議程內容

一、宣布會議開始及會議議程

二、宣布出席會議股東及股東代理人人數、代表股份數及介紹參會來賓

三、審議各項議案
1、關於審議公司與交通銀行關聯交易的議案
2、關於公司向不特定對象公開發行A股股票方案的議案
3、關於本次增發A股前公司滾存未分配利潤處置的議案
4、關於公司發行認股權和債券分離交易的可轉換公司債券的議案
5、關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案
6、關於前次募集資金使用情況報告的議案

四、回答股東提問

五、投票表決

六、宣布會議結束

中國平安保險（集團）股份有限公司

2008年第一次臨時股東大會文件目錄

關於審議公司與交通銀行關聯交易的議案

各位股東：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）在日常業務過程中，按照一般商務條款與交通銀行股份有限公司（以下簡稱「交通銀行」）存在存款類日常交易。

由於本公司非執行董事王冬勝先生同時擔任交通銀行董事，根據《上海證券交易所股票上市規則》（以下簡稱「上市規則」）第10.1.3條，交通銀行為本公司的關聯法人。因此，本公司與交通銀行之間的存款類日常交易構成了日常關聯交易。

根據目前本公司與交通銀行的業務合作情況及本公司未來三年的資金安排，本公司預計與交通銀行進行存款類交易的年度最高額度將不超過人民幣390億元。

在遵守上市規則審批及披露程序的前提下，為提高本公司與交通銀行日常關聯交易的決策效率，本公司擬就2008年至2010年期間的任意一天在交通銀行的存款餘額上限不超過人民幣390億元的事項提交董事會和股東大會審議並披露。

根據上市規則第10.2.5條和第10.2.12條，存款類日常關聯交易年度最高額度人民幣390億元應提交本公司股東大會審議。因此，董事會提請股東大會確認本公司2008年至2010年期間的任意一天在交通銀行的存款餘額上限不超過人民幣390億元，並授權本公司董事會秘書孫建一先生根據上海證券交易所的意見確定有關公告內容後發布。

根據香港聯交所上市規則及公司章程第102條的有關規定，滙豐保險控股有限公司、香港上海滙豐銀行有限公司和HSBC CCF Financial Products (France) SNC作為關聯股東在本表決項目上回避表決，其所代表股份數不計入有效表決總數。

以上議案提請股東大會審議。

中國平安保險（集團）股份有限公司董事會

關於公司向不特定對象公開發行A股股票方案的議案

各位股東：

根據《國務院關於保險業改革發展的若干意見》(國發[2006]23號)的精神，為了適應金融業全面開放和保險業快速發展的需要，公司需進一步增強實力，為業務高速發展提供資本支持。

經核查，公司符合《中華人民共和國證券法》、《中華人民共和國公司法》、《上市公司證券發行管理辦法》關於向不特定對象公開發行A股股票(簡稱「增發A股」)的條件。為此，公司擬申請增發A股，具體方案如下：

1. 股票種類及每股面值

   本次發行種類為人民幣普通股(A股)，每股面值人民幣1.00元。

2. 發行數量

   本次增發A股股票不超過120,000萬股，最終發行數量提請公司股東大會授權董事會在發行前根據市場情況與保薦人(主承銷商)協商確定。

3. 發行方式

   本次增發A股採用網上、網下定價發行方式。公司本次增發A股股權登記日收市後登記在冊的A股股東享有一定比例的優先認購權。具體發行方式、優先認購比例，提請公司股東大會授權公司董事會與保薦人(主承銷商)根據市場情況協商確定。

4. 發行對象

   在上海證券交易所開設人民幣普通股(A股)股東賬戶的機構投資者以及社會公眾投資者(國家法律法規禁止者除外)。

5. 本次增發股票的上市地

   本次增發的A股股票擬申請在上海證券交易所上市。

6. 定價方式

本次增發A股發行價格不低於公告招股意向書前20個交易日公司A股股票均價或前1個交易日的A股股票均價。具體發行價格提請股東大會授權公司董事會與保薦人(主承銷商)協商確定。

7. 募集資金用途

本次募集資金淨額全部用於充實公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

8. 決議有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次增發A股方案的決議通過之日起12個月內有效。

9. 對董事會辦理本次增發A股具體事宜的授權

為保證本次增發A股有關事宜的順利進行,特提請公司股東大會授權公司董事會在本次增發A股決議有效期內全權處理本次增發A股的一切有關事宜,包括但不限於:

(1) 全權辦理本次增發A股申報事宜;

(2) 根據公司股東大會通過的本次增發A股方案,全權確定並組織實施本次增發A股的具體發行方案,包括但不限於聘任與本次增發A股有關的中介機構,確定具體的發行數量、發行價格、發行時間、發行方式、優先認購比例、發行對象等;

(3) 簽署、修改、補充、遞交、呈報、執行與本次增發A股有關的各項文件和協議;

(4) 如監管部門對上市公司增發股票有新的規定,可根據新規定對發行方案進行調整並繼續辦理本次增發事宜;

(5) 本次增發完成後新增股份申請在上海證券交易所上市事宜;

(6) 根據本次增發A股實施結果，修改公司章程相關條款並辦理工商變更登記；

(7) 在相關法律法規允許的情況下，全權辦理其他與本次增發A股有關的未盡事宜。

以上議案提請股東大會審議。

中國平安保險（集團）股份有限公司董事會

關於本次增發A股前公司滾存未分配利潤處置的議案

各位股東：

在本次增發A股完成後，為兼顧新老股東的利益，新老股東將有權根據持股比例共享本次增發A股發行完成前本公司的滾存未分配利潤。

以上議案提請股東大會審議。

中國平安保險(集團)股份有限公司董事會

關於公司發行認股權和債券分離交易的可轉換公司債券的議案

各位股東：

為了實現公司的可持續發展，公司擬申請向社會公開發行認股權和債券分離交易的可轉換公司債券（以下簡稱「分離交易可轉債」）。經核查，本公司符合《中華人民共和國公司法》、《中華人民共和國證券法》和《上市公司證券發行管理辦法》中關於發行分離交易可轉債的相關規定。本次分離交易可轉債發行方案具體內容如下：

一、發行規模

本次擬發行分離交易可轉債不超過人民幣412億元，發行不超過41,200萬張債券，同時每張債券的認購人可以無償獲得公司派發的一定比例的認股權證。提請股東大會授權董事會根據市場情況並以所附認股權證全部行權後募集的資金總量不超過擬發行公司債券金額為限定條件，確定具體發行規模及認股權證的派發比例。

二、發行價格

本次分離交易可轉債按面值發行，每張面值人民幣100元。債券所附認股權證按比例向債券的認購人派發。

三、發行對象

發行對象為在上海證券交易所開設人民幣普通股（A股）股東賬戶的機構投資者以及社會公眾投資者（國家法律法規禁止者除外）。

四、發行方式

本次分離交易可轉債在中國境內公開發行。公司原A股股東享有一定比例的優先認購權，具體發行方式、優先認購比例提請股東大會授權董事會根據市場情況確定，並在本次分離交易可轉債的《募集說明書》中予以披露。

五、債券利率

本次發行的分離交易可轉債的利率水平及利率確定方式，提請股東大會授權董事會根據市場情況與保薦人（主承銷商）協商確定，並在本次發行分離交易可轉債的《募集説明書》中予以披露。

六、債券期限

自本次分離交易可轉債發行之日起6年。

七、還本付息的期限和方式

本次發行的分離交易可轉債自發行之日起每年付息一次；在本次發行的債券到期日之後的5個交易日內，公司將按債券面值加上當期應計利息償還所有到期的債券。

八、債券回售條款

本次擬發行的分離交易可轉債募集資金若出現中國證監會相關規定認定的改變募集資金用途情況的，債券持有人擁有一次以面值加上當期應計利息的價格向公司回售債券的權利。

九、擔保條款

本次發行的分離交易可轉債不提供擔保。

十、認股權證的存續期

自認股權證上市之日起12個月。

十一、認股權證的行權期

認股權證持有人有權在權證存續期最後5個交易日內行權。

十二、認股權證的行權比例

本次發行所附認股權證行權比例為2：1，即每2份認股權證代表1股公司發行之A股股票的認購權利。

十三、認股權證的行權價格

代表認購1股公司發行的A股股票權利的認股權證的行權價格不低於本次發行分離交易可轉債《募集說明書》公告前20個交易日公司A股股票均價和前1個交易日公司A股股票的均價。具體行權價格及確定方式提請股東大會授權董事會在上述範圍內根據市場狀況與保薦人(主承銷商)協商確定。

十四、認股權證行權價格及行權比例的調整

在認股權證存續期內，若公司A股股票除權、除息，將對本次權證的行權價格、行權比例作相應調整：

1. 當公司A股股票除權時，認股權證的行權價格、行權比例將按以下公式調整：

   新行權價格＝原行權價格×（公司A股股票除權日參考價／除權前一日公司A股股票收盤價)

   新行權比例＝原行權比例×（除權前一日公司A股股票收盤價／公司A股股票除權日參考價)

2. 當公司A股股票除息時，認購權證的行權比例保持不變，行權價格按下列公式調整：

   新行權價格=原行權價格×（公司A股股票除息日參考價／除息前一日公司A股股票收盤價)

十五、本次發行募集資金用途

本次發行分離交易可轉債募集資金不超過412億元，所附認股權證由於持有人行權所募集的資金不超過債券融資規模，發行可轉債募集資金淨額將全部用於補充公司營運資金以及／或有關監管部門批准的投資項目；認股權證行權募集資金淨額將全部用於補充公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

十六、本次決議的有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次分離交易可轉債發行方案的決議通過之日起12個月內有效。

十七、提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜

提請股東大會授權董事會在本次發行分離交易可轉債決議有效期內辦理本次發行相關事宜，包括但不限於：

1. 在法律、法規及其他規範性文件和《公司章程》允許的範圍內，按照監管部門的要求，並結合公司的實際情況，在發行前明確具體的發行條款及發行方案，制定和實施本次分離交易可轉債的最終方案，決定本次發行時機；

2. 如發行前國家對分離交易可轉債有新的規定、證券監管部門有新的要求以及市場情況發生變化，授權董事會根據國家規定以及證券監管部門的要求和市場情況對發行方案進行調整；

3. 根據證券監管部門的要求製作、修改、報送有關本次發行的申報材料；

4. 修改、補充、簽署、遞交、呈報、執行本次發行過程中發生的一切協議、合同和文件；

5. 辦理本次發行的分離交易可轉債中的公司債券和認股權證上市交易事宜；

6. 在進入權證行權期後，根據實際行權情況，對《公司章程》相關條款進行修訂，辦理工商備案、註冊資本變更登記等事宜；

7. 聘請保薦人（主承銷商）等中介機構以及辦理與本次分離交易可轉債發行及上市有關的其他事宜。

以上議案提請股東大會審議。

中國平安保險（集團）股份有限公司董事會

關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案

各位股東：

根據公司發展戰略和國內、國際金融市場的最新發展狀況，為全面拓展各項業務提供充足的資金支持，保持公司在行業的領先地位，實現股東利益最大化，公司急需增加資本金和營運資金，積極擴展相關業務。

一、本次增發A股及發行分離交易可轉債募集資金投向

本次增發A股募集資金淨額全部用於補充公司資本金以及／或有關監管部門批准的投資項目。

本次發行的分離交易可轉債募集資金淨額全部用於補充公司營運資金以及／或有關監管部門批准的投資項目；認股權證行權募集資金淨額全部用於補充公司資本金以及／或有關監管部門批准的投資項目。

主要用於以下方面：

1. 增加資本規模、增強公司的資本實力、資金實力以及國際競爭力；

2. 經有關監管部門批准的投資項目。

上述募集資金投向的主要考慮因素包括但不限於以下幾個方面：

1. 與保險、銀行和資產管理等核心業務的戰略匹配；

2. 能夠為公司業務的規模擴展和經營能力提高帶來明顯益處。

二、募集資金投向的可行性分析

公司是隨着中國經濟發展及金融市場不斷擴大而成長起來的綜合性金融服務集團。公司歷次資本金規模擴大，有力的支持了公司各項業務的發展，並給股東帶來了良好的收益。

2004年底公司H股發行成功後，募集資金淨額132.79億港元，公司資本實力大幅上升，有力的支持了公司各項業務的開展；2007年，公司成功登陸A股市場，募集資金淨額382.22億元，各項監管指標大幅改善，並為新老股東創造了可觀的收益。公司成立以來的實踐，充分證明了公司運用資本創造價值的能力。

三、募集資金投向的必要性

金融行業是資本規模高度相關的行業，隨着中國金融行業的成長，公司作為中國領先的綜合性金融服務集團之一，各項業務均處於高速發展之中。截至2007年9月30日，公司總資產已達6,237.22億元（未經審計），較2006年末增長34.6%。各項業務的迅速發展，對公司的資本金規模、資本充足率提出了更高要求。

公司自成立至今，已發展成為涵蓋壽險、產險、銀行、資產管理等核心業務的全國性金融集團，並不斷提高其在產品開發、營銷管理、後台支持等方面的實力。公司計劃利用募集資金貫徹其國內、國際市場自身與外部增長的發展戰略。為實現這一目標，公司將保持長期以來為股東創造價值的經營理念，並謹慎付諸實踐。公司將識別能從長遠角度鞏固盈利能力的業務領域，致力於尋找境內外投資發展機會，並有針對性地部署資本，實現技術借鑒與持續高速發展，這些業務領域包括已經進入的保險、銀行和資產管理等核心業務。

基於以上考慮，公司本次募集資金運用是可行的、必要的。

以上議案提請股東大會審議。

中國平安保險（集團）股份有限公司董事會

關於前次募集資金使用情況報告的議案

各位股東：

根據中國證監會《關於前次募集資金使用情況報告的規定》(證監發行字[2007]500號)，公司董事會需就前次募集資金使用情況向中國證監會提交《前次募集資金使用情況報告》，報告具體內容請參見附件。

以上議案提請股東大會審議。

中國平安保險(集團)股份有限公司董事會

附件：

前次募集資金使用情況報告

本公司全體董事承諾本報告不存在虛假記載、誤導性陳述或重大遺漏，並對其真實性、準確性、完整性承擔個別和連帶的法律責任。

本公司按照募集資金承諾使用情況，有效使用了募集資金：

一、前次資金募集情況

經中國證券監督管理委員會證監發行字[2007]29號文批准，本公司2007年2月首次公開發行A股1,150,000,000股，收到股東認繳股款人民幣38,870,000,000元，發生的相關發行費用人民幣648,075,640元，扣除發行費用後募集資金金額為人民幣38,221,924,360元（以下簡稱「募集資金」）。經安永華明會計師事務所出具的安永華明（2007）驗字第60468101-01號驗資報告驗證，該筆資金已於2007年2月15日匯入本公司在深圳平安銀行開立的募集資金專戶。截至2007年6月30日，本公司註冊資本變更尚處於監管機構審批過程中，募集資金全部存放於本公司在深圳平安銀行開立的募集資金專戶。

2007年10月26日，本公司獲得中國保險監督管理委員會《關於中國平安保險（集團）股份有限公司變更註冊資本及修改公司章程的批復》批准，並於2007年11月13日取得國家工商行政管理總局換發的《企業法人營業執照》，註冊資本變更為人民幣7,345,053,334元（上述募集資金人民幣38,221,924,360元中，人民幣1,150,000,000元計入實收資本，其餘人民幣37,071,924,360元計入資本公積）。

二、前次募集資金實際投資項目變更情況

前次募集資金實際投資項目無變更情況。

三、前次募集資金實際使用情況

根據本公司首次公開發行股票（A股）招股説明書披露的A股募集資金運用方案，「本次A股發行募集資金扣除發行費用後，將用於充實本公司資本金以及／或有關監管部門批准其他用途。」

截至2007年6月30日，本次募集資金到位後，已全部用於充實本公司資本金，本公司於2007年6月30日的實收資本為人民幣7,345,053,334元。充實資本金後，本公司各項業務保持快速穩定發展，2007年6月30日，本公司合併淨資產較上年末增長106.35%，2007年1~6月合併淨利潤較去年同期增長104.4%。

前次募集資金使用情況對照表
截至2007年6月30日止

單位：元

募集資金總額：38,221,924,360				已累計使用募集資金總額：38,221,924,360		
變更用途的募集資金總額：0 變更用途的募集資金總額比例：0%				各年度使用募集資金總額： 2007年：38,221,924,360		
投資項目		募集資金投資總額		截止日募集資金累計投資額		項目達到預定可使用狀態日期
承諾投資項目	實際投資項目	募集前承諾投資金額	實際投資金額	募集前承諾投資金額	實際投資金額	
充實資本金以及／或有關監管部門批准其他用途	充實資本金	38,221,924,360	38,221,924,360	38,221,924,360	38,221,924,360	不適用

前次募集資金投資項目實現效益情況對照表

單位：元

實際投資項目	承諾效益	最近三年實際效益	截止日累計實現效益	是否達到預期效益
充實資本金	不適用	不適用	不適用	不適用

四、前次募集資金實際使用情況與公司定期報告披露的有關內容的比較

本公司在2007年中期報告董事會報告中披露前次募集資金實際使用情況如下：「本公司2007年2月首次公開發行A股，募集資金淨額達人民幣382.22億元。截至2007年6月30日止，本公司註冊資本變更尚處於監管機構審批過程中，募集資金全部存放於本公司在深圳平安銀行開立的募集資金專戶。」

本公司的前次募集資金實際使用情況與披露內容不存在差異。

五、結論

董事會認為，本公司按前次A股招股說明書承諾的A股募集資金運用方案以前次募集資金充實了本公司資本金，有效使用了募集資金。本公司對前次募集資金的投向和進展情況均如實履行了披露義務。

中國平安保險（集團）股份有限公司
2008年第一次內資股類別股東會議議程

現場會議時間：	2008年3月5日上午暫定11:00（或緊接着2008年第一次臨時股東大會結束後）
網絡投票時間：	2008年3月5日9:30-11:30，13:00-15:00
現場會議地點：	中國深圳市觀瀾鎮平安金融培訓學院
主持人：	董事長馬明哲先生

議程內容

一、宣布會議開始及會議議程

二、宣布出席會議股東及股東代理人人數、代表股份數及介紹參會來賓

三、審議各項議案

1、 關於公司向不特定對象公開發行A股股票方案的議案

2、 關於公司發行認股權和債券分離交易的可轉換公司債券的議案

四、回答股東提問

五、投票表決

六、宣布會議結束

中國平安保險（集團）股份有限公司
2008年第一次內資股類別股東會議文件目錄

關於公司向不特定對象公開發行A股股票方案的議案

各位股東：

根據《國務院關於保險業改革發展的若干意見》（國發[2006]23號）的精神，為了適應金融業全面開放和保險業快速發展的需要，公司需進一步增強公司實力，為業務高速發展提供資本支持。

經核查，公司符合《中華人民共和國證券法》、《中華人民共和國公司法》、《上市公司證券發行管理辦法》關於向不特定對象公開發行A股股票（簡稱「增發A股」）的條件。為此，公司擬申請增發A股，具體方案如下：

1. 股票種類及每股面值

   本次發行種類為人民幣普通股（A股），每股面值人民幣1.00元。

2. 發行數量

   本次增發A股股票不超過120,000萬股，最終發行數量提請公司股東大會授權董事會在發行前根據市場情況與保薦人（主承銷商）協商確定。

3. 發行方式

   本次增發A股採用網上、網下定價發行方式。公司本次增發A股股權登記日收市後登記在冊的A股股東享有一定比例的優先認購權。具體發行方式、優先認購比例，提請公司股東大會授權公司董事會與保薦人（主承銷商）根據市場情況協商確定。

4. 發行對象

   在上海證券交易所開設人民幣普通股（A股）股東賬戶的機構投資者以及社會公眾投資者（國家法律法規禁止者除外）。

5. 本次增發股票的上市地

   本次增發的A股股票擬申請在上海證券交易所上市。

6. 定價方式

本次增發A股發行價格不低於公告招股意向書前20個交易日公司A股股票均價或前1個交易日的A股股票均價。具體發行價格提請股東大會授權公司董事會與保薦人(主承銷商)協商確定。

7. 募集資金用途

本次募集資金淨額全部用於充實公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

8. 決議有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次增發A股方案的決議通過之日起12個月內有效。

9. 對董事會辦理本次增發A股具體事宜的授權

為保證本次增發A股有關事宜的順利進行，特提請公司股東大會授權公司董事會在本次增發A股決議有效期內全權處理本次增發A股的一切有關事宜，包括但不限於：

(1) 全權辦理本次增發A股申報事宜；

(2) 根據公司股東大會通過的本次增發A股方案，全權確定並組織實施本次增發A股的具體發行方案，包括但不限於聘任與本次增發A股有關的中介機構，確定具體的發行數量、發行價格、發行時間、發行方式、優先認購比例、發行對象等；

(3) 簽署、修改、補充、遞交、呈報、執行與本次增發A股有關的各項文件和協議；

(4) 如監管部門對上市公司增發股票有新的規定，可根據新規定對發行方案進行調整並繼續辦理本次增發事宜；

(5) 本次增發完成後新增股份申請在上海證券交易所上市事宜；

(6) 根據本次增發A股實施結果，修改公司章程相關條款並辦理工商變更登記；

(7) 在相關法律法規允許的情況下，全權辦理其他與本次增發A股有關的未盡事宜。

以上議案提請類別股東會議審議。

中國平安保險（集團）股份有限公司董事會

關於公司發行認股權和債券分離交易的可轉換公司債券的議案

各位股東：

為了實現公司的可持續發展，公司擬申請向社會公開發行認股權和債券分離交易的可轉換公司債券(以下簡稱「分離交易可轉債」)。經核查，本公司符合《中華人民共和國公司法》、《中華人民共和國證券法》和《上市公司證券發行管理辦法》中關於發行分離交易可轉債的相關規定。本次分離交易可轉債發行方案具體內容如下：

一、發行規模

本次擬發行分離交易可轉債不超過人民幣412億元，發行不超過41,200萬張債券，同時每張債券的認購人可以無償獲得公司派發的一定比例的認股權證。提請股東大會授權董事會根據市場情況並以所附認股權證全部行權後募集的資金總量不超過擬發行公司債券金額為限定條件，確定具體發行規模及認股權證的派發比例。

二、發行價格

本次分離交易可轉債按面值發行，每張面值人民幣100元。債券所附認股權證按比例向債券的認購人派發。

三、發行對象

發行對象為在上海證券交易所開設人民幣普通股(A股)股東賬戶的機構投資者以及社會公眾投資者(國家法律法規禁止者除外)。

四、發行方式

本次分離交易可轉債在中國境內公開發行。公司原A股股東享有一定比例的優先認購權，具體發行方式、優先認購比例提請股東大會授權董事會根據市場情況確定，並在本次分離交易可轉債的《募集說明書》中予以披露。

五、債券利率

本次發行的分離交易可轉債的利率水平及利率確定方式，提請股東大會授權董事會根據市場情況與保薦人（主承銷商）協商確定，並在本次發行分離交易可轉債的《募集説明書》中予以披露。

六、債券期限

自本次分離交易可轉債發行之日起6年。

七、還本付息的期限和方式

本次發行的分離交易可轉債自發行之日起每年付息一次；在本次發行的債券到期日之後的5個交易日內，公司將按債券面值加上當期應計利息償還所有到期的債券。

八、債券回售條款

本次擬發行的分離交易可轉債募集資金若出現中國證監會相關規定認定的改變募集資金用途情況的，債券持有人擁有一次以面值加上當期應計利息的價格向公司回售債券的權利。

九、擔保條款

本次發行的分離交易可轉債不提供擔保。

十、認股權證的存續期

自認股權證上市之日起12個月。

十一、認股權證的行權期

認股權證持有人有權在權證存續期最後5個交易日內行權。

十二、認股權證的行權比例

本次發行所附認股權證行權比例為2：1，即每2份認股權證代表1股公司發行之A股股票的認購權利。

十三、認股權證的行權價格

代表認購1股公司發行的A股股票權利的認股權證的行權價格不低於本次發行分離交易可轉債《募集說明書》公告前20個交易日公司A股股票均價和前1個交易日公司A股股票的均價。具體行權價格及確定方式提請股東大會授權董事會在上述範圍內根據市場狀況與保薦人(主承銷商)協商確定。

十四、認股權證行權價格及行權比例的調整

在認股權證存續期內，若公司A股股票除權、除息，將對本次權證的行權價格、行權比例作相應調整：

1. 當公司A股股票除權時，認股權證的行權價格、行權比例將按以下公式調整：

   新行權價格＝原行權價格×（公司A股股票除權日參考價／除權前一日公司A股股票收盤價）

   新行權比例＝原行權比例×（除權前一日公司A股股票收盤價／公司A股股票除權日參考價）

2. 當公司A股股票除息時，認購權證的行權比例保持不變，行權價格按下列公式調整：

   新行權價格＝原行權價格×（公司A股股票除息日參考價／除息前一日公司A股股票收盤價）

十五、本次發行募集資金用途

本次發行分離交易可轉債募集資金不超過412億元，所附認股權證由於持有人行權所募集的資金不超過債券融資規模，發行可轉債募集資金淨額將全部用於補充公司營運資金以及／或有關監管部門批准的投資項目；認股權證行權募集資金淨額將全部用於補充公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

十六、本次決議的有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次分離交易可轉債發行方案的決議通過之日起12個月內有效。

十七、提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜

提請股東大會授權董事會在本次發行分離交易可轉債決議有效期內辦理本次發行相關事宜，包括但不限於：

1. 在法律、法規及其他規範性文件和《公司章程》允許的範圍內，按照監管部門的要求，並結合公司的實際情況，在發行前明確具體的發行條款及發行方案，制定和實施本次分離交易可轉債的最終方案，決定本次發行時機；

2. 如發行前國家對分離交易可轉債有新的規定、證券監管部門有新的要求以及市場情況發生變化，授權董事會根據國家規定以及證券監管部門的要求和市場情況對發行方案進行調整；

3. 根據證券監管部門的要求製作、修改、報送有關本次發行的申報材料；

4. 修改、補充、簽署、遞交、呈報、執行本次發行過程中發生的一切協議、合同和文件；

5. 辦理本次發行的分離交易可轉債中的公司債券和認股權證上市交易事宜；

6. 在進入權證行權期後，根據實際行權情況，對《公司章程》相關條款進行修訂，辦理工商備案、註冊資本變更登記等事宜；

7. 聘請保薦人（主承銷商）等中介機構以及辦理與本次分離交易可轉債發行及上市有關的其他事宜。

以上議案提請類別股東會議審議。

中國平安保險（集團）股份有限公司董事會

中國平安保險（集團）股份有限公司
2008年第一次外資股類別股東會議議程

會議時間： 2008年3月5日上午暫定11:30（或緊接着2008年第一次內資股類別股東會議結束後）
會議地點： 中國深圳市觀瀾鎮平安金融培訓學院
主持人： 董事長馬明哲先生

議程內容

一、宣布會議開始及會議議程

二、宣布出席會議股東及股東代理人人數、代表股份數及介紹參會來賓

三、審議各項議案

1、 關於公司向不特定對象公開發行A股股票方案的議案

2、 關於公司發行認股權和債券分離交易的可轉換公司債券的議案

四、回答股東提問

五、投票表決

六、宣布會議結束

中國平安保險（集團）股份有限公司
2008年第一次外資股類別股東會議文件目錄

關於公司向不特定對象公開發行A股股票方案的議案

各位股東：

根據《國務院關於保險業改革發展的若干意見》（國發[2006]23號）的精神，為了適應金融業全面開放和保險業快速發展的需要，公司需進一步增強公司實力，為業務高速發展提供資本支持。

經核查，公司符合《中華人民共和國證券法》、《中華人民共和國公司法》、《上市公司證券發行管理辦法》關於向不特定對象公開發行A股股票（簡稱「增發A股」）的條件。為此，公司擬申請增發A股，具體方案如下：

1. 股票種類及每股面值

   本次發行種類為人民幣普通股（A股），每股面值人民幣1.00元。

2. 發行數量

   本次增發A股股票不超過120,000萬股，最終發行數量提請公司股東大會授權董事會在發行前根據市場情況與保薦人（主承銷商）協商確定。

3. 發行方式

   本次增發A股採用網上、網下定價發行方式。公司本次增發A股股權登記日收市後登記在冊的A股股東享有一定比例的優先認購權。具體發行方式、優先認購比例，提請公司股東大會授權公司董事會與保薦人（主承銷商）根據市場情況協商確定。

4. 發行對象

   在上海證券交易所開設人民幣普通股（A股）股東賬戶的機構投資者以及社會公眾投資者（國家法律法規禁止者除外）。

5. 本次增發股票的上市地

   本次增發的A股股票擬申請在上海證券交易所上市。

6. 定價方式

本次增發A股發行價格不低於公告招股意向書前20個交易日公司A股股票均價或前1個交易日的A股股票均價。具體發行價格提請股東大會授權公司董事會與保薦人(主承銷商)協商確定。

7. 募集資金用途

本次募集資金淨額全部用於充實公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

8. 決議有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次增發A股方案的決議通過之日起12個月內有效。

9. 對董事會辦理本次增發A股具體事宜的授權

為保證本次增發A股有關事宜的順利進行，特提請公司股東大會授權公司董事會在本次增發A股決議有效期內全權處理本次增發A股的一切有關事宜，包括但不限於：

(1) 全權辦理本次增發A股申報事宜；

(2) 根據公司股東大會通過的本次增發A股方案，全權確定並組織實施本次增發A股的具體發行方案，包括但不限於聘任與本次增發A股有關的中介機構，確定具體的發行數量、發行價格、發行時間、發行方式、優先認購比例、發行對象等；

(3) 簽署、修改、補充、遞交、呈報、執行與本次增發A股有關的各項文件和協議；

(4) 如監管部門對上市公司增發股票有新的規定，可根據新規定對發行方案進行調整並繼續辦理本次增發事宜；

(5) 本次增發完成後新增股份申請在上海證券交易所上市事宜；

(6) 根據本次增發A股實施結果，修改公司章程相關條款並辦理工商變更登記；

(7) 在相關法律法規允許的情況下，全權辦理其他與本次增發A股有關的未盡事宜。

以上議案提請類別股東會議審議。

中國平安保險(集團)股份有限公司董事會

關於公司發行認股權和債券分離交易的可轉換公司債券的議案

各位股東：

為了實現公司的可持續發展，公司擬申請向社會公開發行認股權和債券分離交易的可轉換公司債券（以下簡稱「分離交易可轉債」）。經核查，本公司符合《中華人民共和國公司法》、《中華人民共和國證券法》和《上市公司證券發行管理辦法》中關於發行分離交易可轉債的相關規定。本次分離交易可轉債發行方案具體內容如下：

一、發行規模

本次擬發行分離交易可轉債不超過人民幣412億元，發行不超過41,200萬張債券，同時每張債券的認購人可以無償獲得公司派發的一定比例的認股權證。提請股東大會授權董事會根據市場情況並以所附認股權證全部行權後募集的資金總量不超過擬發行公司債券金額為限定條件，確定具體發行規模及認股權證的派發比例。

二、發行價格

本次分離交易可轉債按面值發行，每張面值人民幣100元。債券所附認股權證按比例向債券的認購人派發。

三、發行對象

發行對象為在上海證券交易所開設人民幣普通股（A股）股東賬戶的機構投資者以及社會公眾投資者（國家法律法規禁止者除外）。

四、發行方式

本次分離交易可轉債在中國境內公開發行。公司原A股股東享有一定比例的優先認購權，具體發行方式、優先認購比例提請股東大會授權董事會根據市場情況確定，並在本次分離交易可轉債的《募集說明書》中予以披露。

五、債券利率

本次發行的分離交易可轉債的利率水平及利率確定方式，提請股東大會授權董事會根據市場情況與保薦人（主承銷商）協商確定，並在本次發行分離交易可轉債的《募集説明書》中予以披露。

六、債券期限

自本次分離交易可轉債發行之日起6年。

七、還本付息的期限和方式

本次發行的分離交易可轉債自發行之日起每年付息一次；在本次發行的債券到期日之後的5個交易日內，公司將按債券面值加上當期應計利息償還所有到期的債券。

八、債券回售條款

本次擬發行的分離交易可轉債募集資金若出現中國證監會相關規定認定的改變募集資金用途情況的，債券持有人擁有一次以面值加上當期應計利息的價格向公司回售債券的權利。

九、擔保條款

本次發行的分離交易可轉債不提供擔保。

十、認股權證的存續期

自認股權證上市之日起12個月。

十一、認股權證的行權期

認股權證持有人有權在權證存續期最後5個交易日內行權。

十二、認股權證的行權比例

本次發行所附認股權證行權比例為2：1，即每2份認股權證代表1股公司發行之A股股票的認購權利。

十三、認股權證的行權價格

代表認購1股公司發行的A股股票權利的認股權證的行權價格不低於本次發行分離交易可轉債《募集說明書》公告前20個交易日公司A股股票均價和前1個交易日公司A股股票的均價。具體行權價格及確定方式提請股東大會授權董事會在上述範圍內根據市場狀況與保薦人（主承銷商）協商確定。

十四、認股權證行權價格及行權比例的調整

在認股權證存續期內，若公司A股股票除權、除息，將對本次權證的行權價格、行權比例作相應調整：

1. 當公司A股股票除權時，認股權證的行權價格、行權比例將按以下公式調整：

   新行權價格＝原行權價格×（公司A股股票除權日參考價／除權前一日公司A股股票收盤價）

   新行權比例＝原行權比例×（除權前一日公司A股股票收盤價／公司A股股票除權日參考價）

2. 當公司A股股票除息時，認購權證的行權比例保持不變，行權價格按下列公式調整：

   新行權價格＝原行權價格×（公司A股股票除息日參考價／除息前一日公司A股股票收盤價）

十五、本次發行募集資金用途

本次發行分離交易可轉債募集資金不超過412億元，所附認股權證由於持有人行權所募集的資金不超過債券融資規模，發行可轉債募集資金淨額將全部用於補充公司營運資金以及／或有關監管部門批准的投資項目；認股權證行權募集資金淨額將全部用於補充公司資本金以及／或有關監管部門批准的投資項目。詳見《關於本次增發A股和發行分離交易可轉債募集資金運用可行性的議案》。

十六、本次決議的有效期

自公司2008年第一次臨時股東大會、2008年第一次內資股類別股東會議及2008年第一次外資股類別股東會議批准本次分離交易可轉債發行方案的決議通過之日起12個月內有效。

十七、提請股東大會授權董事會辦理本次分離交易可轉債發行相關事宜

提請股東大會授權董事會在本次發行分離交易可轉債決議有效期內辦理本次發行相關事宜，包括但不限於：

1. 在法律、法規及其他規範性文件和《公司章程》允許的範圍內，按照監管部門的要求，並結合公司的實際情況，在發行前明確具體的發行條款及發行方案，制定和實施本次分離交易可轉債的最終方案，決定本次發行時機；

2. 如發行前國家對分離交易可轉債有新的規定、證券監管部門有新的要求以及市場情況發生變化，授權董事會根據國家規定以及證券監管部門的要求和市場情況對發行方案進行調整；

3. 根據證券監管部門的要求製作、修改、報送有關本次發行的申報材料；

4. 修改、補充、簽署、遞交、呈報、執行本次發行過程中發生的一切協議、合同和文件；

5. 辦理本次發行的分離交易可轉債中的公司債券和認股權證上市交易事宜；

6. 在進入權證行權期後，根據實際行權情況，對《公司章程》相關條款進行修訂，辦理工商備案、註冊資本變更登記等事宜；

7. 聘請保薦人（主承銷商）等中介機構以及辦理與本次分離交易可轉債發行及上市有關的其他事宜。

以上議案提請類別股東會議審議。

中國平安保險（集團）股份有限公司董事會

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

（股份代號：2318）

延遲寄發通函

由於需要額外時間大量印刷通函及鑒於農曆新年假期來臨，本公司已向香港聯交所申請將寄發通函的時間延至不遲於二零零八年二月十三日。

茲提述中國平安保險（集團）股份有限公司（「**本公司**」）於二零零八年一月十八日發表的公告（「**公告**」），內容有關(i)建議就可能配售A股授出特別授權及(ii)建議申請發行不超過41,200萬張附認股權證的A股債券。除非另有說明，本公告中使用的詞語與通函所界定的詞語具有相同涵義。

延遲寄發通函

根據上市規則第14A.49條，本公司須於刊發公告後二十一日內（即二零零八年二月八日）向股東寄發有關可能的A股配售及發行附認股權證的A股債券的通函（「**通函**」）。

由於需要額外時間大量印刷通函及鑒於農曆新年假期來臨，本公司已向香港聯交所申請將寄發通函的時間延至不遲於二零零八年二月十三日。

承董事會命
聯席公司秘書
姚軍

中國深圳，二零零八年二月五日

於本公告日期，本公司的執行董事為馬明哲、孫建一及張子欣，非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

证券简称：中国平安　　证券代码：601318　　编号：临 2008-007

中国平安保险（集团）股份有限公司
2007 年度业绩预增公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、预计 2007 年度业绩情况

1、业绩预告期间： 2007 年 1 月 1 日至 2007 年 12 月 31 日

2、业绩预告情况：

本公司按照中华人民共和国财政部 2006 年颁布的《企业会计准则》对 2007 年度的财务数据进行了初步测算，预计本公司 2007 年度全年净利润（归属于上市公司股东）比上年度增长 100%以上。

3、本次预计的业绩未经注册会计师审计，具体财务数据将在本公司 2007 年年度报告中予以披露。

二、2006 年度业绩

1、净利润（归属于上市公司股东）：人民币 73.42 亿元

2、每股收益：人民币 1.19 元（按 A 股发行前公司总股本 6,195,053,334 股计算）

2006 年度业绩已按照中华人民共和国财政部 2006 年颁布的《企业会计准则》进行了追溯调整。

本次所披露的 2006 年度业绩未经注册会计师审计。

三、业绩预增原因

2007 年，本公司保险、银行及资产管理三大业务稳步发展，净利润增长主要源于投资收益的提升、保险业务持续增长以及银行、证券和其他资产管理业务利润贡献的大幅增加。

四、其他相关说明

本公司 2007 年上半年首次公开发行 A 股 11.5 亿股，截止 2007 年 12 月 31 日，公司总股本为 7,345,053,334 股。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008 年 1 月 29 日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-004

中国平安保险（集团）股份有限公司
关于与交通银行存款类日常关联交易的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、关联交易概述

本公司及其附属公司（以下简称“本集团”）在日常业务过程中，按照一般商务条款与交通银行股份有限公司（以下简称“交通银行”）存在存款类日常交易。

由于本公司非执行董事王冬胜先生同时担任交通银行董事，根据《上海证券交易所股票上市规则》（以下简称“上市规则”）第 10.1.3 条的规定，交通银行为本公司的关联法人。因此，本集团与交通银行之间的存款类日常交易构成了日常关联交易。

经本公司第七届董事会第十七次会议审议，通过了《关于审议公司与交通银行关联交易的议案》，同意本集团于 2008 年至 2010 年期间的任意一天在交通银行的存款余额上限不超过人民币 390 亿元。关联董事贺培先生、王冬胜先生及伍成业先生就本次日常关联交易回避表决。独立董事对本次日常关联交易发表了独立意见，认为程序合法合规，符合本公司及股东的整体利益。

本次日常关联交易尚须提交 2008 年第一次临时股东大会审议，须经出席股东大会的有表决权的全体股东所持表决权的二分之一以上通过。

二、关联方介绍

关联法人：交通银行股份有限公司

法定代表人：蒋超良

注册地址：上海浦东新区银城中路 188 号

成立日期：1987 年 3 月 20 日

经营范围：吸收公众存款；发送短期、中期和长期贷款；办理国内外结算；办理票据承兑与贴现；发行金融债券；代理发行、代理兑付、承销政府债券；买卖政府债券、金融债券；从事同业拆借；买卖、代理买卖外汇；从事银行卡业务；提供信用证服务及担保；代理收付款项及代理保险业务；提供保管箱服务；经国务院银行业监督管理机构批准的其他业务。

本次日常关联交易的金额达到本公司最近一期经审计净资产的 5%以上。

三、关联交易标的基本情况、主要内容和定价政策

本次日常关联交易属于本集团日常业务过程中按一般商业条款进行，具体交易条款系根据存款性质、存款金额及期限、市场状况及适用行业惯例按公平原则协商订立。综合考虑本集团目前与交通银行的业务合作情况以及本集团未来三年的资金安排，本公司预计本集团于2008年至2010年期间的任意一天在交通银行的存款余额上限不超过人民币390亿元。

四、进行关联交易的目的以及本次关联交易对上市公司的影响情况

由于存款类交易属于本集团的日常交易，因此，在遵守上市规则审批及披露程序的前提下，本公司董事会认为，与交通银行存款类日常关联交易的此项安排符合本集团的整体利益，也有利于提高本集团与交通银行进行存款类日常关联交易的决策和执行效率。

五、独立非执行董事的意见

根据上海证券交易所上市规则的相关规定，本公司独立非执行董事现就本次日常关联交易发表独立意见如下：

1．本公司董事会以16票赞成、0票反对、0票弃权审议通过了《关于审议公司与交通银行关联交易的议案》，关联董事回避表决，决策程序合法合规；

2．本次日常关联交易属于本集团日常业务过程中按一般商业条款进行，具体交易条款系根据存款性质、存款金额及期限、市场状况及适用行业惯例按公平原则协商订立，体现了公允、公平、公正的原则，不存在损害本公司及股东利益的情形；

3．本次日常关联交易预计额度上限合理，有助于本公司日常经营业务的正常开展和长远发展，符合本公司及公司股东的整体利益。

六、备查文件目录

1. 公司第七届董事会第十七次会议决议
2. 独立非执行董事关于在交通银行存款类日常关联交易的意见

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年1月18日

RECEIVED
2008 MAY 19 A 9:20

证券简称：中国平安　　证券代码：601318　　编号：临 2008-003

中国平安保险（集团）股份有限公司
第七届董事会第十七次会议决议公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司第七届董事会第十七次会议通知已于 2008 年 1 月 4 日发出，会议于 2008 年 1 月 18 日在深圳市八卦三路平安大厦 6 楼董事会议厅召开，会议应出席董事 19 人，实到董事 15 人。董事鲍友德先生因公务原因未能出席，已书面委托董事邝志强先生出席会议并行使表决权，董事贺培先生因公务原因未能出席，已书面委托董事长马明哲先生出席会议并行使表决权，董事张鸿义先生和陈甦先生因公务原因未能出席，已分别书面委托董事夏立平先生出席会议并行使表决权。本公司部分监事和高级管理人员列席了会议。会议符合《公司法》和本公司《章程》的规定。

会议由董事长马明哲先生主持，与会董事经充分审议，以举手表决方式逐项通过了如下议案：

一、审议通过了《关于审议公司与交通银行关联交易的议案》

具体内容请详见公司关于与交通银行存款类日常关联交易的公告。

本议案将提交 2008 年第一次临时股东大会审议，须经出席股东大会的有表决权的全体股东所持表决权的二分之一以上通过。

表决结果：赞成 16 票、反对 0 票、弃权 0 票（关联董事贺培先生、王冬胜先生及伍成业先生就本议案回避表决）

二、审议通过了《关于公司向不特定对象公开发行 A 股股票方案的议案》

经核查，公司符合《中华人民共和国证券法》、《中华人民共和国公司法》、《上市公司证券发行管理办法》关于向不特定对象公开发行 A 股股票（以下简称“增发 A 股”）的条件。为了适应金融业全面开放和保险业快速发展的需要，进一步增强公司实力，为业务高速发展提供资本支持，公司拟申请增发 A 股，具体方案如下：

1．股票种类及每股面值

本次发行种类为人民币普通股（A 股），每股面值 1.00 元。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

2．发行数量

本次增发A股股票不超过120,000万股，最终发行数量提请公司股东大会授权董事会在发行前根据市场情况与保荐人（主承销商）协商确定。

表决结果：赞成19票、反对0票、弃权0票

3．发行方式

本次增发A股采用网上、网下定价发行方式。公司本次增发A股股权登记日收市后登记在册的A股股东享有一定比例的优先认购权。具体发行方式、优先认购比例，提请公司股东大会授权公司董事会与保荐人（主承销商）根据市场情况协商确定。

表决结果：赞成19票、反对0票、弃权0票

4．发行对象

在上海证券交易所开设人民币普通股（A股）股东账户的机构投资者以及社会公众投资者（国家法律法规禁止者除外）。

表决结果：赞成19票、反对0票、弃权0票

5．本次增发股票的上市地

本次增发的A股股票拟申请在上海证券交易所上市。

表决结果：赞成19票、反对0票、弃权0票

6．定价方式

本次增发A股发行价格不低于公告招股意向书前20个交易日公司A股股票均价或前1个交易日的A股股票均价。具体发行价格提请股东大会授权公司董事会与保荐人（主承销商）协商确定。

表决结果：赞成19票、反对0票、弃权0票

7．募集资金用途

本次募集资金净额全部用于充实公司资本金以及/或有关监管部门批准的投资项目。详见《关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案》。

表决结果：赞成19票、反对0票、弃权0票

8．决议有效期

自公司2008年第一次临时股东大会、2008年第一次内资股类别股东会议以及2008年第一次外资股类别股东会议就本次增发A股方案的决议通过之日起12个月内有效。

表决结果：赞成19票、反对0票、弃权0票

9．对董事会办理本次增发A股具体事宜的授权

为保证本次增发A股有关事宜的顺利进行，特提请公司股东大会授权公司董事会在本次增发A股决议有效期内全权处理本次增发A股的一切有关事宜，包括但不限于：

（1）全权办理本次增发A股申报事宜；

（2）根据公司股东大会通过的本次增发A股方案，全权确定并组织实施本次增发A股的具体发行方案，包括但不限于聘任与本次增发A股有关的中介机构，确定具体的发行数量、发行价格、发行时间、发行方式、优先认购比例、发行对象等；

（3）签署、修改、补充、递交、呈报、执行与本次增发A股有关的各项文件和协议；

（4）如监管部门对上市公司增发股票有新的规定，可根据新规定对发行方案进行调整并继续办理本次增发事宜；

（5）本次增发完成后新增股份申请在上海证券交易所上市事宜；

（6）根据本次增发 A 股实施结果，修改公司章程相关条款并办理工商变更登记；

（7）在相关法律法规允许的情况下，全权办理其他与本次增发 A 股有关的未尽事宜。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

本议案尚须经公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议、2008 年第一次外资股类别股东会议进行逐项表决，并报中国证券监督管理委员会核准后方可实施。

本议案提交公司 2008 年第一次临时股东大会审议时，须经出席股东大会有表决权的全体股东所持表决权的三分之二以上通过。

本议案提交公司2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议审议时，须分别由出席类别股东会议有表决权的全体 A 股股东及全体 H 股股东所持表决权的三分之二以上通过。

三、审议通过了《关于本次增发 A 股前公司滚存未分配利润处置的议案》

在本次增发 A 股完成后，新老股东将有权根据持股比例共享本次增发 A 股发行完成前本公司的滚存未分配利润。

本议案将提交 2008 年第一次临时股东大会审议，须经出席股东大会有表决权的全体股东所持表决权的二分之一以上通过。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

四、审议通过了《关于公司发行认股权和债券分离交易的可转换公司债券的议案》

经核查，公司符合《中华人民共和国公司法》、《中华人民共和国证券法》和《上市公司证券发行管理办法》中关于发行分离交易可转债的相关规定。为了实现公司的可持续发展，公司拟申请向社会公开发行认股权和债权分离交易的可转换公司债券（以下简称"分离交易可转债"）。本次分离交易可转债发行方案具体内容如下：

1．发行规模

本次拟发行分离交易可转债不超过人民币 412 亿元，发行不超过 41,200 万张债券，同时每张债券的认购人可以无偿获得公司派发的一定比例的认股权证。提请股东大会授权董事会根据市场情况并以所附认股权证全部行权后募集的资金总量不超过拟发行公司债券金额为限定条件，确定具体发行规模及认股权证的派发比例。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

2．发行价格

本次分离交易可转债按面值发行，每张面值人民币 100 元。债券所附认股权证按比例向债券的认购人派发。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

3．发行对象

发行对象为在上海证券交易所开立人民币普通股（A 股）股东账户的机构投资者以及社会公众投资者（国家法律法规禁止者除外）。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

4．发行方式

本次分离交易可转债在中国境内公开发行，公司原 A 股股东享有一定比例的优先认购权，具体发行方式、优先认购比例提请股东大会授权董事会根据市场情况确定，并在本次分离交易可转债的《募集说明书》中予以披露。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

5. 债券利率

本次发行的分离交易可转债的利率水平及利率确定方式，提请股东大会授权董事会根据市场情况与保荐人（主承销商）协商确定，并在本次发行分离交易可转债的《募集说明书》中予以披露。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

6. 债券期限

自本次分离交易可转债发行之日起6年。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

7. 还本付息的期限和方式

本次发行的分离交易可转债自发行之日起每年付息一次；在本次发行的债券到期日之后的 5 个交易日内，公司将按债券面值加上当期应计利息偿还所有到期的债券。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

8. 债券回售条款

本次拟发行的分离交易可转债募集资金若出现中国证监会相关规定认定的改变募集资金用途情况的，债券持有人拥有一次以面值加上当期应计利息的价格向公司回售债券的权利。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

9. 担保条款

本次发行的分离交易可转债不提供担保。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

10. 认股权证的存续期

自认股权证上市之日起12个月。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

11. 认股权证的行权期

认股权证持有人有权在权证存续期最后 5 个交易日内行权。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

12. 认股权证的行权比例

本次发行所附认股权证行权比例为2:1，即每2份认股权证代表1股公司发行之A股股票的认购权利。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

13. 认股权证的行权价格

代表认购 1 股公司发行的 A 股股票权利的认股权证的行权价格不低于本次发行分离交易可转债《募集说明书》公告前 20 个交易日公司 A 股股票均价和前 1 个交易日公司 A 股股票的均价。具体行权价格及确定方式提请股东大会授权董事会在上述范围内根据市场状况与

保荐人（主承销商）协商确定。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

14．认股权证行权价格及行权比例的调整

在认股权证存续期内，若公司 A 股股票除权、除息，将对本次权证的行权价格、行权比例作相应调整：

（1）当公司 A 股股票除权时，认股权证的行权价格、行权比例将按以下公式调整：

新行权价格＝原行权价格×（公司 A 股股票除权日参考价/除权前一日公司 A 股股票收盘价）

新行权比例＝原行权比例×（除权前一日公司 A 股股票收盘价/公司 A 股股票除权日参考价）

（2）当公司 A 股股票除息时，认购权证的行权比例保持不变，行权价格按下列公式调整：

新行权价格=原行权价格×（公司 A 股股票除息日参考价/除息前一日公司 A 股股票收盘价）

表决结果：赞成 19 票、反对 0 票、弃权 0 票

15．本次发行募集资金用途

本次发行分离交易可转债募集资金不超过 412 亿元，所附认股权证由于持有人行权所募集的资金不超过债券融资规模，发行可转债募集资金净额将全部用于补充公司营运资金以及/或有关监管部门批准的投资项目；认股权证行权募集资金净额将全部用于补充公司资本金以及/或有关监管部门批准的投资项目。详见《关于本次增发 A 股和发行分离交易可转债募集资金运用可行性的议案》。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

16．本次决议的有效期

自公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议就本次分离交易可转债发行方案的决议通过之日起 12 个月内有效。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

17．提请股东大会授权董事会办理本次分离交易可转债发行相关事宜

提请股东大会授权董事会在本次发行分离交易可转债决议有效期内办理本次发行相关事宜，包括但不限于：

（1）在法律、法规及其他规范性文件和《公司章程》允许的范围内，按照监管部门的要求，并结合公司的实际情况，在发行前明确具体的发行条款及发行方案，制定和实施本次分离交易可转债的最终方案，决定本次发行时机；

（2）如发行前国家对分离交易可转债有新的规定、证券监管部门有新的要求以及市场情况发生变化，授权董事会根据国家规定以及证券监管部门的要求和市场情况对发行方案进行调整；

（3）根据证券监管部门的要求制作、修改、报送有关本次发行的申报材料；

（4）修改、补充、签署、递交、呈报、执行本次发行过程中发生的一切协议、合同和

文件；

（5）办理本次发行的分离交易可转债中的公司债券和认股权证上市交易事宜；

（6）在进入权证行权期后，根据实际行权情况，对《公司章程》相关条款进行修订，办理工商备案、注册资本变更登记等事宜；

（7）聘请保荐人（主承销商）等中介机构以及办理与本次分离交易可转债发行及上市有关的其他事宜。

表决结果：赞成19票、反对0票、弃权0票

本议案尚须经公司2008年第一次临时股东大会、2008年第一次内资股类别股东会议、2008年第一次外资股类别股东会议进行逐项表决，并报中国证券监督管理委员会核准后方可实施。

本议案提交公司2008年第一次临时股东大会审议时，须经出席股东大会的有表决权的全体股东所持表决权的三分之二以上通过。

本议案提交公司2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议审议时，须分别由出席类别股东会议的有表决权的全体A股股东及全体H股股东所持表决权的三分之二以上通过。

五、审议通过了《关于本次增发A股和发行分离交易可转债募集资金运用可行性的议案》

本次增发A股募集资金净额全部用于补充公司资本金以及/或有关监管部门批准的投资项目。

本次发行的分离交易可转债募集资金净额全部用于补充公司营运资金以及/或有关监管部门批准的投资项目；认股权证行权募集资金净额全部用于补充公司资本金以及/或有关监管部门批准的投资项目。

本议案将提交2008年第一次临时股东大会审议，须经出席股东大会的有表决权的全体股东所持表决权的二分之一以上通过。

表决结果：赞成19票、反对0票、弃权0票

六、审议通过了《关于审议前次募集资金使用情况报告的议案》

具体内容请详见公司前次募集资金使用情况报告的公告。

本议案须提交2008年第一次临时股东大会审议，须经出席股东大会有表决权的全体股东所持表决权的二分之一以上通过。

表决结果：赞成19票、反对0票、弃权0票

七、审议通过了《关于提请召开公司2008年第一次临时股东大会的议案》

公司拟定于2008年3月5日召开2008年第一次临时股东大会。具体议案内容请详见另行公布的公司2008年第一次临时股东大会资料。

表决结果：赞成19票、反对0票、弃权0票

八、审议通过了《关于提请召开公司2008年第一次内资股类别股东会议的议案》

公司拟定于2008年3月5日召开2008年第一次内资股类别股东会议。具体议案内容请详见另行公布的公司2008年第一次内资股类别股东会议资料。

表决结果：赞成19票、反对0票、弃权0票

九、审议通过了《关于提请召开公司2008年第一次外资股类别股东会议的议案》

公司拟定于2008年3月5日召开2008年第一次外资股类别股东会议。具体议案内容请详见另行公布的公司2008年第一次外资股类别股东会议资料。

表决结果：赞成19票、反对0票、弃权0票

十、审议通过了《关于授权审批通函的议案》

根据香港联交所及公司章程的有关规定，公司需就召开2008年第一次临时股东大会及2008年第一次外资股类别股东会议审议本次增发A股和发行分离交易可转债事宜，向H股股东发出通函。董事会同意就前述事项授权董事会秘书孙建一先生及公司联席秘书姚军先生根据上海证券交易所和香港联交所的意见对公告和通函内容进行相应修改后发布。

表决结果：赞成19票、反对0票、弃权0票

十一、审议通过了《关于授权执行董事办理本次增发A股和发行分离交易可转债有关事宜的议案》

在公司董事会获得临时股东大会及类别股东大会关于办理本次增发A股和发行分离交易可转债的具体事宜的授权后，为保证本次增发A股和发行分离交易可转债的顺利进行，董事会特将上述授权转授予执行董事。

表决结果：赞成19票、反对0票、弃权0票

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年1月18日

中国平安保险(集团)股份有限公司

前次募集资金使用情况报告

2007年6月30日

目录

专项报告

安永华明(2008)专字第60468101_B01号

中国平安保险(集团)股份有限公司董事会:

我们接受委托，对中国平安保险(集团)股份有限公司（以下简称“贵公司”）截至 2007 年 6 月 30 日止的前次募集资金使用情况报告进行了鉴证。按照中国证券监督管理委员会《关于前次募集资金使用情况报告的规定》(证监发行字[2007] 500 号)编制该前次募集资金使用情况报告，并保证其内容真实、准确、完整，不存在虚假记载、误导性陈述或重大遗漏是 贵公司董事会的责任。我们的责任是在根据《中国注册会计师其他鉴证业务准则第 3101 号——历史财务信息审计或审阅以外的鉴证业务》实施鉴证工作的基础上提出鉴证结论。

我们按照《中国注册会计师其他鉴证业务准则第 3101 号——历史财务信息审计或审阅以外的鉴证业务》的规定执行了鉴证业务。该准则要求我们计划和实施鉴证工作，以对上述前次募集资金使用情况报告是否不存在重大错报获取合理保证。在鉴证过程中，我们实施了包括了解、抽查、核对以及我们认为必要的其他程序。我们相信，我们的鉴证工作为提出结论提供了合理的基础。

我们认为， 贵公司的上述前次募集资金使用情况报告已按照中国证券监督管理委员会《关于前次募集资金使用情况报告的规定》(证监发行字[2007] 500 号)编制，并在所有重大方面反映了 贵公司截至 2007 年 6 月 30 日止的前次募集资金使用情况。

本专项报告仅供 贵公司向中国证券监督管理委员会申请增发 A 股及公开发行分离交易的可转换债券之目的使用；未经我所书面同意，不得作其他用途使用。

安永华明会计师事务所　　　　中国注册会计师　吴志强

中国　北京　　　　中国注册会计师　黄悦栋

2008年1月18日

中国平安保险(集团)股份有限公司
前次募集资金使用情况报告

本公司全体董事承诺本报告不存在虚假记载、误导性陈述或重大遗漏，并对其真实性、准确性、完整性承担个别和连带的法律责任。

本公司按照募集资金承诺使用情况，有效使用了募集资金：

一、前次资金募集情况

经中国证券监督管理委员会证监发行字[2007]29号文批准，本公司2007年2月首次公开发行A股1,150,000,000股，收到股东认缴股款人民币38,870,000,000元，发生的相关发行费用人民币648,075,640元，扣除发行费用后募集资金金额为人民币38,221,924,360元（以下简称“募集资金”)。经安永华明会计师事务所出具的安永华明（2007）验字第60468101-01号验资报告验证，该笔资金已于2007年2月15日汇入本公司在深圳平安银行开立的募集资金专户。截至2007年6月30日，本公司注册资本变更尚处于监管机构审批过程中，募集资金全部存放于本公司在深圳平安银行开立的募集资金专户。

2007年10月26日，本公司获得中国保险监督管理委员会《关于中国平安保险（集团）股份有限公司变更注册资本及修改公司章程的批复》批准，并于2007年11月 13日取得国家工商行政管理总局换发的《企业法人营业执照》，注册资本变更为人民币7,345,053,334元（上述募集资金人民币38,221,924,360元中，人民币1,150,000,000元计入实收资本，其余人民币37,071,924,360元计入资本公积）。

二、前次募集资金实际投资项目变更情况

前次募集资金实际投资项目无变更情况。

三、前次募集资金实际使用情况

根据本公司首次公开发行股票（A股）招股说明书披露的A股募集资金运用方案，“本次A股发行募集资金扣除发行费用后，将用于充实本公司资本金以及/或有关监管部门批准其他用途。”

截至2007年6月30日，本次募集资金到位后，已全部用于充实本公司资本金，本公司于2007年6月30日的实收资本为人民币7,345,053,334元。充实资本金后，本公司各项业务保持快速稳定发展，2007年6月30日，本公司合并净资产较上年末增长106.35%，2007年1~6月合并净利润较去年同期增长104.4%。

前次募集资金使用情况对照表

截至 2007 年 6 月 30 日止

单位：元

募集资金总额：38,221,924,360				已累计使用募集资金总额：38,221,924,360		
变更用途的募集资金总额：0 变更用途的募集资金总额比例：0%				各年度使用募集资金总额： 2007 年：38,221,924,360		
投资项目		募集资金投资总额		截止日募集资金累计投资额		项目达到预定可使用状态日期
承诺投资项目	实际投资项目	募集前承诺投资金额	实际投资金额	募集前承诺投资金额	实际投资金额	
充实资本金以及/或有关监管部门批准其他用途	充实资本金	38,221,924,360	38,221,924,360	38,221,924,360	38,221,924,360	不适用

前次募集资金投资项目实现效益情况对照表

单位：元

实际投资项目	承诺效益	最近三年实际效益	截止日累计实现效益	是否达到预期效益
充实资本金	不适用	不适用	不适用	不适用

四、前次募集资金实际使用情况与公司定期报告披露的有关内容的比较

本公司在 2007 年中期报告董事会报告中披露前次募集资金实际使用情况如下：“本公司 2007 年 2 月首次公开发行 A 股，募集资金净额达人民币 382.22 亿元。截至 2007 年 6 月 30 日止，本公司注册资本变更尚处于监管机构审批过程中，募集资金全部存放于本公司在深圳平安银行开立的募集资金专户。”

本公司的前次募集资金实际使用情况与披露内容不存在差异。

五、结论

董事会认为，本公司按前次 A 股招股说明书承诺的 A 股募集资金运用方案以前次募集资金充实了本公司资本金，有效使用了募集资金。本公司对前次募集资金的投向和进展情况均如实履行了披露义务。

中国平安保险（集团）股份有限公司

董 事 会

2008 年 1 月 18 日

END